Form 20-F
period 2007-12-31
AGRIA CORP
filed 2008-06-30
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33766
AGRIA CORPORATION

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
Room 706, 7/F, Huantai Building
No. 12A, South Street Zhongguancun
Haidian District, Beijing 100081
People’s Republic of China

(Address of principal executive offices)

Gary Yeung, Chief Financial Officer
Phone: (86 755) 8276 6980
Fax: (86 755) 8276 6965
Email: gary.yeung@agriacorp.com
DutyFree Business Building
Fuhua 1st Rd
Futian District, Shenzhen 518048
People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 126,400,000 ordinary shares, par value US$0.0000001 per share, as of December 31, 2007.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
          Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, P3A, a consolidated affiliated entity;

•	“P3A” refers to our consolidated affiliated entity, Primalights III Agriculture Development Co., Ltd., which is a limited liability company established in China;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all which converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “US$,” “dollars” and “US dollars” are to the legal currency of the United States;

•	“breeder sheep” refers to pure breed sheep that are used primarily in rapid reproduction or artificial reproduction methods to spread desired genes widely in a flock and have received official variety recognition in China or another country; and

•	“upstream” refers to the production and sale of agricultural products (e.g., seeds, sheep semen and sheep embryos) to be used by other participants in the agricultural industry to produce other agricultural products, such as corn and sheep, which in turn are used to manufacture products, such as animal feed, mutton and wool.
          This annual report contains translations of certain RMB amounts into US dollar amounts at specified rates solely for the convenience of the readers. All translations from RMB to US dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into US dollars have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the RMB or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of RMB may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to utilize our revenues effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 27, 2008, the noon buying rate was RMB6.8618 to US$1.00.
FORWARD-LOOKING STATEMENTS
          This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts can be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
          You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies, including expanding sales into new regions, increasing the farmland to which we have access, and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	the growth in demand in China for high-quality corn seeds, sheep and seedlings;

•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business, including new tax rules and regulation of genetically modified corn;

•	trends and competition in the corn seed, sheep breeding and seedling industries; and

•	our ability to retain and incentivize existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.
          You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
          You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
          Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
          You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.
          The following selected consolidated financial information (except for earnings per ADS) has been derived from our consolidated financial statements. Our consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and our balance sheet data as of December 31, 2006 and 2007 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP. Our consolidated statement of operations data for the year ended December 31, 2004 and our consolidated balance sheet data as of December 31, 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues
Corn seeds	48,560	245,601	245,634	343,743	47,123
Sheep breeding	92,904	119,468	193,054	255,508	35,027
Seedlings(1)	10,820	19,020	51,015	71,505	9,802

Total revenues	152,284	384,089	489,703	670,756	91,952

Cost of revenues
Corn seeds	(33,311)	(147,723)	(144,730)	(203,709)	(27,926)
Sheep breeding	(31,196)	(37,716)	(52,287)	(72,716)	(9,968)
Seedlings(2)	(9,053)	(5,932)	(10,357)	(20,459)	(2,805)

Total cost of revenues	(73,560)	(191,371)	(207,374)	(296,884)	(40,699)

Gross profit	78,724	192,718	282,329	373,872	51,253

Operating (expenses) income
Selling expenses	(4,874)	(11,349)	(14,031)	(36,443)	(4,996)
General and administrative	(6,015)	(4,199)	(7,472)	(25,723)	(3,526)
Research and development	(7,203)	(2,974)	(3,746)	(3,080)	(422)
Government grants	1,457	150	80	—	—

Total operating expenses	(16,635)	(18,372)	(25,169)	(65,246)	(8,944)

Operating profit	62,089	174,346	257,160	308,626	42,309
Interest income	115	218	280	8,700	1,193
Interest expense(3)	(4,731)	(5,537)	(4,923)	(8,260)	(1,133)
Other expense	(37)	(7)	—	(680)	(93)
Exchange loss				(7,745)	(1,062)
Other income	336	60	1,386	578	79

Income before income tax	57,772	169,080	253,903	301,219	41,293
Income tax	—	—	—	(159,001)	(21,797)

Net income	57,772	169,080	253,903	142,218	19,496

Earnings per ordinary share
Basic	0.58	1.69	2.54	1.37	0.19
Diluted	0.58	1.69	2.54	1.34	0.18
Earnings per ADS(4)
Basic	1.16	3.38	5.08	2.74	0.38
Diluted	1.16	3.38	5.08	2.68	0.36
Weighted average number of ordinary shares used in per share calculations:
Basic	100,000,000	100,000,000	100,000,000	103,978,082	103,978,082
Diluted	100,000,000	100,000,000	100,000,000	106,091,889	106,091,889

(1)	Includes related party amounts of RMB2,183, RMB2,980 and RMB14,500 for 2005, 2006 and 2007, respectively.

(2)	Includes related party amounts of RMB835, RMB1,036 and RMB4,785 for 2005, 2006 and 2007, respectively.

(3)	Includes related party amounts of RMB4,117, RMB2,511 and RMB6,567 for 2005, 2006 and 2007, respectively.

(4)	Each ADS represents two ordinary shares.
          The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006 and 2007:

	As of December 31,
	2005	2006	2007
	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	29,477	42,782	1,387,153	190,162
Accounts receivable	67,200	156,440	200,757	27,521
Total assets	351,866	490,476	2,071,536	283,982
Total current liabilities	141,532	127,344	56,976	7,810
Additional paid-in capital	6,262	8,098	1,561,933	214,122
Total shareholders’ equity	208,834	354,136	1,848,207	253,367

Exchange Rate Information
          Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in US dollars using the then current exchange rates. This annual report contains translations of RMB amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of RMB into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this annual report were made at a rate of RMB7.2946 to $1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 27, 2008, the noon buying rate was RMB6.8618 to $1.00.

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
December	7.2946	7.3682	7.4120	7.2946
Full year	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9726	7.0000	6.9377
June (through June 27)	6.8618	6.9013	6.9633	6.8618

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
          Not Applicable.
C. Reasons for the Offer and Use of Proceeds
          Not Applicable.
D. Risk Factors
Risks Related to Our Business
Our limited operating history makes it difficult to evaluate our future prospects and results of operations.
          We have a limited operating history. Our consolidated affiliated entity, P3A, commenced operations in 2000 and first achieved profitability in 2002. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in the highly fragmented agricultural industry in China. Some of these risks and uncertainties relate to our ability to:
•	maintain our competitive position in China and compete in each of our business segments with Chinese and international companies, many of which have longer operating histories and greater financial resources than us;

•	continue to offer commercially successful corn seeds, sheep breeding, seedling and other products to attract and retain a larger base of direct customers and ultimate users;

•	retain access to the farmland we currently use for production of our products and obtain access to additional farmland for expansion;

•	continue our existing arrangements with village collectives that grow our corn seed products and enter into new arrangements with additional village collectives;

•	maintain effective control of our costs and expenses; and

•	retain and incentivize our management and skilled technical staff and recruit and integrate additional qualified personnel into our operations.
          If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.
Our results of operations and financial condition may be materially adversely affected by extreme weather conditions.
          Our supply of corn seeds is subject to the risk of extreme weather conditions which may adversely affect farmers’ ability to produce corn seeds for us. The quality, cost and volume of corn seeds that our farmers supply to us could be materially adversely affected by extreme weather conditions, thereby harming our sales and profitability. Extreme weather conditions could also affect our production facilities, or those of our suppliers, which could affect our costs and our ability to secure corn seeds supply enough to meet demands of our customers.
Natural or man-made disasters could damage our seed production, which would cause us to suffer losses of production and a material reduction of revenues.
          We produce corn seeds through a network of over 50 village collectives and seed production companies that plant crops and harvest seeds for us on a contractual basis. The sources of supply for our seeds are highly diverse but invariably subject to the risks associated with growing crops, including natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. Man-made disasters, such as arson or other acts that may adversely affect our corn seed inventory in the winter storage season may also damage our products. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Shanxi Province, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such a risk and we are not aware of the availability of any such insurance in China.
An outbreak of disease in livestock and/or food scares in China would materially and adversely affect our sheep breeding business.
          Any major outbreak of disease in livestock in China, such as foot and mouth disease, is likely to result in significant disruptions to our business operations. A major epidemic within our farms, the onset of diseases and the preventive culling of our livestock could result in considerable losses to our flocks, which would materially and adversely affect our business and our profitability. Adverse publicity and concerns resulting from an outbreak of diseases in livestock may discourage consumers from purchasing mutton or related products. Such a reduction in demand would adversely impact our financial performance, regardless of whether our livestock has been directly affected by any disease.
We primarily rely on arrangements with village collectives to produce our corn seed products. If we were unable to continue these arrangements or enter into new arrangements with other village collectives, our total land acreage devoted to corn seed production would decrease and our growth would be inhibited.
          We have access to approximately 27,000 acres of farmland in seven provinces mainly through contractual arrangements with village collectives. Because we are legally prohibited from owning farmland, we typically lease the land owned by a village collective and enter into a seed production agreement with that village collective. These leases typically are 12 years in length, while the contracts to produce corn are typically one year in length, covering one growing season. In the event that prices for other crops increase, these village collectives may decide to farm other crops in breach of our leases and seed production agreements with them, or following expiration of our leases, lease the land to our competitors or others parties. If the land policy changes so that we are unable to continue to lease the land, if a significant number of village collectives refuse to lease the land to us at the expiration of their current leases, or if we are unable to find new villages collectives willing to lease their land to us and produce corn seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of corn seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more for leased land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.
If our rights to lease land from village collectives were subject to a dispute, or if their legality or validity were challenged, our operations could be disrupted.
          PRC law provides for the registration of land ownership and land-use rights and for the issuance of certificates evidencing land ownership or the right to use land. See “Item 4. Information on the Company—B. Business Overview—Regulation—Land Use Rights.” However, the administrative system for registration of land ownership and land-use rights is not well-developed in rural areas where most of our corn seed production bases are located. As a result, we are generally not able to verify the ownership or land-use rights of the parties from whom we have leased land through the land registry system. Despite our efforts to obtain representations from the village collectives that they own the land, possess land-use rights or have the right to sub-contract the land-use right on behalf of the holder of such rights, there is nevertheless a risk that they have not legally and validly granted the right to use the land to us. Moreover, there is a risk that the village collectives will, in breach of the terms of the applicable leases, enter into leases with other third parties in respect of land-use rights which they have previously granted to us, or that they have not entered into leases with third parties before entering into leases with us.
          In addition, under PRC law, if a village collective plans to enter into a lease with a party that does not belong to the collective, the contract must first be approved by at least two thirds of the members of the village assembly or representatives of the villagers. The lease must then be submitted to the township government for approval before it becomes effective. There is a risk that the village collectives with which we have entered into leases, and which have generally advised us that the required village assembly meetings were convened and the leases were approved by the township government, have in fact not undertaken all required actions prior to entering into leases with us.
          There is a risk that the legality or validity of our leases will be subject to dispute or challenge in the future. If our leases become subject to a dispute or challenge, our operations on such land could be suspended. We could also lose our rights to use such land which would in turn reduce the amount of corn seeds we are able to sell, having a material and adverse effect on our business, financial condition and results of operations.
We are subject to class action lawsuits alleging that we failed to disclose certain information in our initial public offering registration statement. If the plaintiffs in these lawsuits against us are successful, our financial condition, results of operations and liquidity, as well as our reputation may be materially and adversely affected.
          As of June 27, 2008, we are subject to three class action lawsuits (Charles Lintz v. Agria Corporation, et al (S.D.N.Y. Case No. 08 CV 3536), LeBlanc v. Agria Corporation, et al., (S.D.N.Y. Case No. 08 CV 3886), Lodermier v. Agria Corporation, et al., (S.D.N.Y. Case No. 08 CV 4456)), filed and consolidated in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. These lawsuits assert claims against us, our executive officers, our directors and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain information concerning compensation, as well as alleged deficiencies in our internal controls and corporate governance. We intend to vigorously defend ourselves against the claims. However, the outcome of these class actions, like other litigation proceedings, is uncertain. Also, litigation and other steps taken to defend these lawsuits can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management from the normal business operations of our company. If the plaintiffs in these lawsuits against us are successful, it may result in substantial monetary damages exceeding the amount of possible coverage under our directors and officers insurance policy, which could have a material adverse effect on our financial condition, results of operations, and liquidity as well as our reputation.

Our senior management team has worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address future challenges to our business.
          Due to our recent restructuring and additions to our corporate management team, certain of our senior management have worked together at our company for only a short period of time. For example, our chief financial officer, Gary Yeung, joined us in February 2007, our chief technology officer, Juliana Xu, joined us in May 2007, and our chief executive officer Kenneth Hua Huang joined us in July 2007. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. In addition, we may not be able to successfully execute our plan to recruit qualified candidates with substantial experience in the global agricultural industry to join our senior management team in the future. Even if we are able to recruit qualified senior management personnel, such new senior management personnel may not be able to work with our existing management to effectively execute our growth strategy and address future challenges to our business. Effective April 1, 2008, Mr. Zhixin Xue resigned from his former positions as our chief operating officer and director. As of the date of this report, Mr. Xue is the president and authorized legal representative of our primary operating entity, P3A. We have not yet found a qualified candidate to fill the chief operating officer position. We cannot assure you that we will be able to find a qualified chief operating officer easily or at all or that upon recruiting a new chief operating officer, such person will be able to work with our other senior management team members and members of P3A management to effectively execute our business plan and address future challenges to our business and operations.
Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.
          Our future success depends significantly upon the continued services of our management, including the management of our primary operating entity, P3A. We rely on our management’s experience in product development, business operations, and sales and marketing, as well as on their relationships with distributors and relevant government authorities. If one or more of our key management personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. The loss of the services of our key management personnel, in the absence of suitable replacements, could have a material adverse effect on our operations and financial condition, and we may incur additional expenses to recruit and train personnel. Each member of our management team has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If disputes arise between our management and us in light of the uncertainties within the PRC legal system, there is a risk that some of the provisions of these agreements may not be enforced or enforceable in China, where our managers reside and hold most of their assets.
          Effective April 1, 2008, Mr. Zhixin Xue resigned from his former positions as our chief operating officer and director. As of the date of this report, Mr. Xue is the president and authorized legal representative of our primary operating entity, P3A. If Mr. Xue and/or other management personnel of P3A decide to resign from P3A in the future, the loss of their services in the absence of suitable replacements would have a material adverse effect on P3A’s operations which in turn may materially adversely affect our business, financial condition and results of operations. In such an event, we would also need to incur additional expenses to recruit and train new personnel.
Our growth prospects may be materially and adversely affected if we are unable to develop or acquire new products or to produce our existing products in sufficient quantities.
          The majority of our products are upstream products ultimately used by farmers in China. The profitability of our business depends on sustained and recurring orders from our direct customers, which include distributors, BIRS and other intermediaries. Reorder rates are uncertain due to several factors, many of which are beyond our control. These factors include changing customer preferences, competitive price pressures, our failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors and general economic conditions. If we are unable to develop or acquire additional products that meet the demands of farmers in China, if our competitors develop products that are favored by farmers in China, or if we are unable to produce our existing products in sufficient quantities, our growth prospects may be materially and adversely affected and our revenues and profitability may decline.
One or more of our distributors could engage in activities that are harmful to our brand and to our business.
          In provinces outside Shanxi, our corn seed products are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in those provinces. If those distributors do not obtain the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for that province, which could further adversely impact our sales in that province. In addition, distributors may sell our products under another brand that is licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other corn seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sell inferior corn seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded corn seeds more difficult.
Our plans to increase our production capacity and expand into new markets may not be successful, which could adversely affect our operating results.
          We plan to further our expansion efforts with increased production of existing products and new corn seed, sheep breeding and seedling products. This expansion has placed and will continue to place, substantial demands on our managerial, operational, technological and other resources. If we fail to manage the growth of our product offerings, operations and distribution channels effectively and efficiently, we could suffer a material and adverse effect on our operations and our ability to capitalize on new business opportunities, either of which could materially and adversely affect our operating results.
          As part of our growth, we intend to expand the geographic areas in which our products are sold. Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, we could experience a decrease in revenues and an increase in expenses and our results of operations could be adversely affected.
It is difficult to predict our future performance because our revenues and operating results fluctuate significantly from period to period due in part to the nature of our business.
          Our operating results may fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. For example, the vast majority of our corn seed sales take place between October and May. The sales of most of our sheep breeding products occurs in the spring season from March to June and the fall season from August to November and the majority of our seedling products are sold mainly in the spring season from March to June and in the fall season from September to October. As a result, if we are unable to generate sufficient working capital from our cash flow from operations and working capital facilities, we may encounter liquidity difficulties during the period of July and August, which may have a material and adverse effect on our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our ADSs to fall. As a result, you may not be able to rely on comparisons of our quarterly operating results as an indication of our future performance.
          In addition, our future sustainability and profit growth depend on our ability to secure sufficient orders from customers. An adverse change in market conditions may have material and adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. Our results of operations may be materially and adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to continue to maintain a similar levels of profitability.
Our financial results are sensitive to fluctuations in market prices of the products that we offer; in recent years, prices of our corn seed and breeder sheep in China have been declining.
          The profitability of our operations is affected by the selling prices of our products. We benchmark the prices of our proprietary corn seed against the prevailing domestic market prices of corn seed of similar quality and attributes, and set the prices of the breeder sheep that we sell at prices comparable to similar breeder sheep in China. Historically, prices of corn seed, breeder sheep and other agricultural products in China have been volatile, primarily due to fluctuations in supply and demand. In the past three years, prices for our corn seed and breeder sheep in China have been fluctuating. If the prices for such products continue to decline in the future, and we are unable sell more products and/or reduce our cost of sales, our revenues will decrease and our profitability will be adversely affected.
We have limited insurance coverage on our assets in China and any uninsured loss or damage to our property, business disruption or litigation may result in our incurring substantial costs.
          The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. Other than automobile insurance on certain vehicles and property and casualty insurance for some of our assets, we do not have insurance coverage on our other assets or inventories nor do we have insurance to cover our business or interruption of our business, litigation or product liability or litigation against us. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured loss or damage to property, business disruption or litigation may result in our incurring substantial costs and the diversion of our resources, which may have a material adverse effect on our results of operations, financial condition and/or liquidity.
The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.
          The agricultural market in China is highly fragmented, largely regional and highly competitive and we expect competition to increase and intensify within the sector. We face significant competition in our corn seed and sheep breeding lines of business. Many of our competitors have greater financial, research and development and other resources than we have. Competition may also develop from consolidation or other market forces within the corn seed industry in China, or the privatization of corn seed producers that are currently operated by the local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, the local government agricultural administrative offices were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, there may be more privately-owned seed companies in the future. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than we can. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Such privatization would likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 50%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than we do and may become our major competitors in China. As competition intensifies, our margins may be compressed by more competitive pricing in the short term and may continue to be compressed in the long term and we may lose our market share and experience a reduction in our revenues and profit.

If we are unable to estimate farmers’ future needs accurately and to match our production levels to meet the demand of our direct customers, our business, financial condition and results of operations may be materially and adversely affected.
          Due to the nature of the corn seed industry, we normally produce corn seeds according to our production plan before we sell and deliver them to distributors, which are our direct customers. Chinese farmers, the end users of our corn seed, generally make purchasing decisions for our products based on market prices, economic and weather conditions as well as other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers, we may produce more seeds that are not in demand by our distributors resulting in aged seeds. In the event we decide not to sell the aged seeds due to concerns about the quality of these seeds, this aged inventory could eventually be sold as corn for end users at greatly reduced prices than as corn seeds. Aged inventory could result in asset impairment, which would cause us to suffer a loss and incur an increase in our operating expenses. Conversely, if we underestimate demand, we may not be able to satisfy our distributors’ demand for corn seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to our direct customers’ demands may materially and adversely affect our business, financial condition and results of operations.
If we are not able to recover all of the advances paid to contracted village collectives or if a substantial number of our customers fail to pay for our products, our liquidity and financial condition may be materially and adversely affected.
          We provide cash advances to the contracted village collectives which grow corn seeds for us in return for their purchase of fertilizer and other production materials. At the end of the growing season, after we take delivery of corn seeds, we credit the advances against the purchase prices payable to the village collectives. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, we may not be able to recover all of the advances paid to the village collectives and our financial condition may be materially and adversely affected.
          Our sales contracts provide for upfront payments, which may be up to 100% of the purchase price, depending upon the payment history and creditworthiness of each customer. Typically, the balance is due within 180 days of delivery. As a result, some of our customers have 180 days credit to pay after we deliver our corn seeds. These customers may not have ready access to further sources of credit and therefore may have limited ability to withstand economic downturns. The lack of credit could prevent them from fulfilling their purchasing commitments with us, which in turn may cause liquidity issues for us and materially and adversely affect our financial condition.
Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have a material and adverse effect on our business, results of operations, financial condition and/or liquidity.
          We intend to acquire companies whose products, operations or resources are complementary to our existing business. These transactions are designed to contribute to our long-term growth. We intend to align such acquisitions into our growth strategies to generate sufficient value to justify their cost. We may not be successful in identifying, consummating and integrating future acquisitions, which could significantly impair our growth potential. Acquisitions also present other challenges, including issues relating to geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those activities and operations could divert management’s attention from our business or cause a temporary interruption of, or loss of momentum in, our business. We could also lose key personnel from the acquired companies. Any diversion of management’s attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our business, results of operations, financial condition and/or liquidity.
The resources we devote to research and development may not result in commercially viable or competitive products.
          Our success depends in part on our ability to develop new products. Research and development in the corn seed, sheep breeding and seedling industries is generally expensive and prolonged. For example, seed development takes at least five years, as measured from the selection of the variety of seed for product development to the launch of a new corn seed product on the market. Due to the uncertainties and complexities associated with seed and biotechnological research, corn seed products under development may not survive the development process, may not ultimately be commercially viable, and/or may not pass government testing in the relevant provinces. As a further example, a new breed of sheep takes at least several generations to stabilize. Our proprietary locally-bred sheep breed, the Primalights III hybrid sheep, is close to stabilization making it eligible for application as a new breed in China. We expect to apply for official variety recognition when our Primalights III hybrid sheep becomes eligible for application. We have not yet begun the application process for the title of official breeder sheep, and it may take several years to complete and/or may not be successful. In addition, we have significantly less financial resources than many of our international competitors. If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers, or do not pass government testing, our results of operations may be materially and adversely affected.
We may be subject to intellectual property rights claims or other claims in the future which could result in substantial costs and divert our financial and management resources away from our business.
          We are subject to the risk that the products, technology and processes that we have developed in collaboration with institutes and universities infringe or will infringe upon patents, copyrights, trademarks or other third-party intellectual property rights. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claims arise in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future products. Even if we prevail in contesting such claims, this could result in substantial costs and diversion of our management resources and attention. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products and be forced to pay fines and damages, any of which could materially and adversely affect our business and results of operations.
Our failure to protect our intellectual property rights may undermine our competitive position, and legal action to protect our intellectual property rights may be costly and divert our management resources.
          We rely primarily on trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. These afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Preventing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such litigation will not be in our favor. Such litigation may be costly and may divert management attention as well as expend other resources which could otherwise have been devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing may have a material adverse effect on our business, results of operations and financial condition.
          Historically, implementation of PRC intellectual property-related laws has been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property.
Our rights to some of the technologies used in our sheep breeding business and developed through collaborations with Shanxi Agriculture University are limited in scope. If we are unable to continue commercialization of our intellectual property, our sheep breeding business could suffer, which could materially and adversely affect our results of operations.
          We cooperate with Shanxi Agriculture University in research and development for our sheep breeding business. Under a number of our agreements with Shanxi Agriculture University, the university holds the rights to claim authorship on the technological achievements and the rights “to apply for awards” for the technologies developed. We have the exclusive right to use, further develop and commercialize these technologies developed by Shanxi Agriculture University under these agreements. If Shanxi Agriculture University were to dispute our exclusive rights to use, further develop and commercialize these technologies, we may lose our ability to continue to employ such technologies in our sheep breeding business. If this were to occur, our sheep breeding operations could suffer and our results of operations could be adversely affected.

We may not possess all of the licenses required to operate our business, or may fail to maintain the licenses we currently hold. This could subject us to fines and other penalties, which could have a material adverse effect on our results of operations.
          We are required to hold a variety of permits and licenses to conduct our corn seed, sheep breeding and seedling businesses in China. We may not possess all of the permits and licenses required for each of our business segments. In addition, there may be circumstances under which the approvals, permits or licenses granted by the governmental agencies are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals, permits or licenses that are required to expand our business as we intend. If we fail to obtain or to maintain such permits or licenses or renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we would be able to offer. As a result, our business, results of operations and financial condition could be materially and adversely affected.

If the sale of our self-developed Primalights III hybrid sheep is considered by relevant government authorities to constitute the sale of breeder sheep, we may be ordered to stop selling Primalights III hybrid sheep and be subject to other penalties.
          We sell breeder sheep as well as our self-developed Primalights III hybrid sheep to our customers. We expect that we will be eligible to apply for new breed status for our Primalights III hybrid sheep in the near future. According to the PRC Animal Husbandry Law, which became effective on July 1, 2006, any new variety of livestock is subject to examination and approval by the National Commission for Livestock and Poultry Genetic Resources and can be marketed and sold as a new variety only after the variety is approved and announced by the Ministry of Agriculture. Before obtaining such approval, we are not allowed to market or sell Primalights III hybrid sheep as breeder sheep, but only as ordinary hybrid sheep. According to informal inquiries with relevant PRC authorities, we do not need to acquire additional licenses if we only sell ordinary hybrid sheep. In the past, we sold our Primalights III hybrid sheep together with our breeder sheep under our form contract for breeder sheep, and farmers may use our Primalights III hybrid sheep to breed sheep. Under applicable PRC law, if any person sells any kind of livestock as a new variety before obtaining necessary approval, such person may be ordered to stop selling the livestock and pay a fine of up to three times the proceeds received from prior illegal sales, and all the proceeds received from prior illegal sales may be confiscated. In 2007, sales of our Primalights III hybrid sheep accounted for approximately 7.7% of our total revenues. If our sale of Primalights III hybrid sheep is considered by the relevant government authority to be a sale of breeder sheep, we may be ordered to stop selling them, be subject to confiscation of the livestock and the illegal gains or have additional fines imposed, all of which may have a material and adverse effect on our business.
We may be subject to product quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims and, if determined adversely to us, could require us to pay significant damage awards.
          In addition to the genetic traits and the quality of our products, the performance of our corn seeds depends on climate, geographic conditions, cultivation method, farmers’ degree of knowledge and other factors. At the same time, the viability of some farmland in China has deteriorated due to toxic and hazardous materials from farmers’ overuse of herbicides. Moreover, different production methods of corn seeds might result in inconsistent quality of corn seeds. These factors are beyond our control and can result in sub-optimal production yields. However, farmers generally attribute sub-optimal production yields to poor seed quality.
          We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims could be both costly and time-consuming and significantly divert the efforts and resources of our management. An adverse determination in any such proceedings could subject us to significant liability. In addition, any such proceeding, even if ultimately determined in our favor, could damage our market reputation and prevent us from maintaining or increasing sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.
Corn seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and profitability.
          During most of our limited operating history, the corn seed market has been stable in China. In the future, there may be periods of instability during which time commodity prices and sales volumes may fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease outbreaks and factors affecting demand, such as availability of financing, competition and trade restrictions. Our attempts to differentiate our products from those of other corn seed producers have not prevented the corn seed market from having the characteristics of a commodity market. As a result, the price that we are able to demand for our corn seed is dependent on the size of the supply of our corn seed and the corn seed of other producers. Therefore, the potential exists for fluctuation in supply, and consequently in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. As production levels are determined prior to the time that the volume and the market price for orders is known, we may have too much or too little product available, which may materially and adversely affect our revenues, margins and profitability.
The advent of the genetic modification of corn seeds in China could adversely affect our business, causing us to lose business opportunities, market share and revenues.
          We currently rely upon traditional methods of creating corn seed hybrids to develop new products. There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields. Advances in technology are increasingly allowing the use of gene modification to produce seeds that are superior to those that are produced by traditional methods. Currently, the production and commercial sale of genetically modified corn seed is not allowed in China. However, if government policies change to allow genetically modified corn seeds, demand may develop for these products, and we expect that we will need to produce genetically modified products to meet customer demands.
          Should the Chinese government change its policy with respect to genetically modified corn seeds, there is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified corn seeds, may not allow us to compete successfully. In particular, our competitors may have more advanced technology or may market genetically modified seed more successfully than us.
Our future growth prospects may be affected if we are unable to obtain additional capital to finance future acquisitions.
          We may require additional cash resources in order to make acquisitions. In general, the cost of an acquisition is unknown until the opportunity is analyzed, due diligence has been completed and negotiations are underway. If the cost of any such acquisition that our management deems appropriate is higher than our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or borrow under credit facilities. The sale or issuance of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all. We may also not be able to secure or repay debt incurred to fund acquisitions, especially if the acquisition does not result in the benefits we anticipated. As a result, our operating results and financial condition may be materially and adversely affected.
Failure to properly manage our storage system may result in damage to products in storage, thereby resulting in operating losses.
          Corn seed and seedling storage entails significant risks associated with the storage environment, including moisture, temperature and humidity levels, deviations of which may result in damage of corn seeds and seedlings in stock. Our semen and embryo products for our sheep breeding business are generally stored in a frozen state and any problems affecting the temperatures or conditions under which they are stored could damage these products. Any significant damage to the products we have in storage could materially and adversely affect our results of operations.
Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
          We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must report the effectiveness of our company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a qualified report if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently than we do. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.
          Prior to our initial public offering in November 2007, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, during the audit of our financial statements for the three years ended December 31, 2006, we and our independent registered public accounting firm identified a number of control deficiencies, including two material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5. The material weaknesses identified by us and our independent auditors were our inadequate personnel, processes and documentation to address reporting requirements under U.S. GAAP, and our inadequate independent oversight over financial reporting due to the lack of an independent audit committee. During the audit of our consolidated financial statements for the year ended December 31, 2007, we and our independent registered public accounting firm identified a number of control deficiencies, including a material weakness, in our internal control over financial reporting. The material weakness observed was inadequate personnel, processes and documentation to address reporting requirements under U.S. GAAP.

          If we fail to implement measures to remediate these material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act, we will not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in our inability to conclude we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, which may cause the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to expend significant costs and expend significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
Deficient railway transportation capacity in northern and northwestern China may result in an increase in our transportation-related costs and thus adversely affect our business.
          The majority of our major production bases are located in the Shanxi, Gansu, Inner Mongolia and Xinjiang provinces of China. Railway transportation is currently the most cost-effective means to transport seeds throughout China. With China’s fast economic development and increasing demand for commercial transportation, the railway system in China is often overburdened, and deficient in terms of transportation capability. As our volume of freight increases each year, our seeds may have to be transported by other means if the rail system cannot efficiently and cost-effectively manage the increasing volume of freight. We may not be able to pass the resulting increase in transportation costs on to our customers through price increases of our products. The deficiencies of the railways may also result in delays, inefficient distribution of our products and a loss of goodwill among our customers or end users, all of which may materially and adversely affect our business, financial condition, liquidity results of operations.
If we grant additional employee share options, restricted shares or other share incentives in the future, our net income could be adversely affected.
          We have adopted a 2007 share incentive plan and granted share options under the plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.
Recent payment of cash and transfer of shares by our major shareholder to members of the P3A management team will result in material compensation charges on our consolidated financial statements.
          In late January 2008, our board of directors learned that Brothers Capital Limited, or BCL, our largest shareholder solely owned by Mr. Guanglin Lai, our chairman of board, and Mr. Zhixin (Frank) Xue, who is the president and authorized legal representative of P3A as of the date of this report, were discussing payment of $18 million in cash and the transfer of shares (which represent 22% of our total issued and outstanding shares) owned by BCL to Mr. Xue and other key members of P3A management designated by Mr. Xue, to reward their contribution to P3A. Mr. Lai informed the board that he would agree to cause BCL to make the cash payment and transfer the shares, provided that Mr. Xue and other key members of P3A management would meet the conditions established by the board for purposes of aligning the interests of P3A management and enhancing P3A’s corporate governance. Mr. Lai also informed the board that he believed the proposed payment by BCL to Mr. Xue and key members of P3A management team would reward their contribution and align their interests with those of our shareholders. In February 2008, our board formed a special committee comprised of non-executive directors to evaluate the proposed payment of cash and transfer of shares from BCL to key members of P3A’s management team. In the same month, BCL paid $9 million in cash to Mr. Xue who received the payment on behalf of members of the P3A management, and BCL also agreed to deposit the remaining cash and share transfer form into an escrow account administered by a third-party banking institution. In June 2008, we reached agreements with BCL and key management of P3A, respectively, in connection with the proposed release to P3A’s key management of the cash and share transfer form placed into escrow by BCL. The special committee, with the assistance of its independent legal advisors, has unanimously recommended the terms of the agreements and the disinterested members of our board have unanimously approved these arrangements. As of the date of this report, $18 million in cash, less the special committee’s expenses and other expenses which P3A’s key management agreed to pay, has been paid by BCL to Mr. Xue who received the payment on behalf of members of the P3A management team and 27,808,000 ordinary shares of our company will be transferred by BCL to members of P3A’s key management when the amended articles of association of P3A are submitted to and accepted by the relevant government authority.
          Payment of cash and shares by BCL to members of the P3A management team as compensation to reward their contribution will result in material compensation charges on our consolidated financial statements. The initial $9 million in cash paid by BCL to P3A’s management team in February 2008 will be accounted as a compensation charge on our financial statements in the first quarter of 2008. The additional $9 million in cash paid by BCL to Mr. Xue who received the payment on behalf of members of P3A's management team in June 2008 and the market value of the total number of shares to be transferred by BCL to P3A’s key management, adjusted for compensation expense related to the agreed return of Mr. Xue’s, Mr. Qian’s and Mr. Lai’s options to us for the benefit of our employees, will be accounted as a compensation charge on our financial statements in the second quarter of 2008. These compensation charges are expected to be non-cash charges and non-dilutive to shareholders since the payment was made by BCL.
We do not maintain insurance on our corn seeds products storage facilities; therefore, if a fire or other disaster damages some or all of our harvest, we will not receive any compensation.
          We store a portion of our corn seeds products during the months February to September. Currently, we have approximately 20 of storage capacity at various locations for about 58.5 thousand square feet. We do not maintain insurance on our storage facilities. Although our storage capacity is in several different locations, and it is unlikely that a natural disaster affects all of our silos simultaneously, a fire or other natural disaster which damages the stored products, particularly if such event occurs shortly before our peak season for the sales of corn seeds products, could have an adverse effect on our operating results and financial condition.
Risks Related to Doing Business in China
If the Chinese government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with Chinese governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
          Most of our operations are conducted through our contractual arrangements with our affiliated entity and its shareholders in China. PRC regulations currently restrict foreign ownership of corn seed companies. For a description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Seed Law, Animal Husbandry Law and Other Relevant Regulations—Seed Law and Other Relevant Regulations.” We have entered into contractual arrangements with the affiliated entity, P3A, and its shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over the affiliated entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders.”
          If we or either of our PRC subsidiaries or affiliated entities or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted) the relevant PRC regulatory authorities, including the administration of industry and commerce, the administration of foreign exchange and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:
•	revoking P3A’s business and operating licenses;

•	confiscating relevant income and imposing fines and other penalties;

•	discontinuing or restricting P3A’s operations in China;

•	requiring us or P3A to restructure P3A’s ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our businesses and operations in China; or

•	imposing conditions or requirements with which we or our subsidiaries or P3A may not be able to comply.
          The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.
The shareholders of P3A may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to derive economic benefits from P3A, which may materially and adversely affect our business and financial condition.
          The shareholders of P3A, our consolidated affiliated entity in the PRC, may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control P3A, and receive economic benefits from its operations. There is a risk that they will not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and to honor their contracts with us in order for us to effectively control P3A and to receive the economic benefits under from our contracts with them. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of P3A or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may result in disruption to our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could have a material adverse effect on our ability to conduct our business.
          Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and our affiliated entity in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and our affiliated entity in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make payments to us according to the contractual agreements. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary and our affiliated entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.
          Pursuant to the new PRC enterprise income tax law which became effective on January 1, 2008, the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
          Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the New EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Victory International Holdings Limited, or China Victory, our wholly owned subsidiary and the direct holder of 100% equity interest in Agria China, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and Hong Kong Taxation Arrangement and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the implementing rules of the New EIT Law, or the Implementing Rules, if China Victory is regarded as a resident enterprise, the dividends payable to China Victory from Agria China will be exempt from the PRC income tax. If China Victory is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from Agria China, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.
          In addition, because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.
We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results.
          Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. However, the Chinese government has provided various incentives to high-technology companies and agricultural companies in order to encourage development of the high-technology and agricultural industries. Such incentives include reduced tax rates, subsidies, and other measures. For example, P3A, our consolidated affiliated entity, is qualified as a “key technology enterprise” pursuant to the Shanxi Province 1311 Agricultural High Technology Project implemented by Shanxi Province since 2002. As a result, P3A has been exempted from the PRC enterprise income tax since 2002 based on the approval of the local tax authority in Shanxi. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the New EIT law passed in March 2008 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China will be subject to EIT at a rate of 25% from 2008 onwards. Under the New EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign-invested enterprises, such as our subsidiary, Agria China, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign-invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. Since the New EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation. If the PRC central government challenges the tax exemption enjoyed by P3A as a result of the Shanxi Province 1311 Agricultural High Technology Project, our effective tax rate will likely increase up to a maximum of 25% on our worldwide income, which could have a material adverse effect on our financial condition and results of operations.
          The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC value-added tax. The discontinuance of preferential treatments granted by the Chinese government to the seed industry, could adversely affect our earnings.
          In addition, subsidy policies may have an adverse effect on our ability to market our products, especially in provinces other than Shanxi where we are planning to increase our sales. Farmers can buy corn seeds designated as

“high-quality” at subsidized prices, but the designation of seeds as “high-quality” is at the discretion of the local government, companies owned by the local government and local private seed companies. It is possible that this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality”, while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces would be higher than the subsidized local seeds, and our sales in those provinces could suffer, which could have a material and adverse effect on our results of operations.
Uncertainties with respect to the PRC legal system could adversely affect us.
          We conduct our business primarily through our subsidiaries and affiliated entity in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China, and in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.
          Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.
Recent SAFE regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders and beneficial owners who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
          The PRC State Administration of Foreign Exchange, or SAFE, has promulgated several regulations, including Circular No. 75 issued in November 2005 and implementation rules issued in May 2007, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. These regulations apply to our shareholders and beneficial owners who are PRC residents.
          The SAFE regulations require registration of direct or indirect investments made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
          We have requested our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, as a result of the recent enactment of the regulations, lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. There is a risk that not all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders and beneficial owners to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”

          In addition, under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the New York Stock Exchange and have not yet registered with SAFE. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
          The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Fluctuation in the value of RMB may have a material adverse effect on your investment.
          The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Effective from July 21, 2005, the RMB is no longer pegged solely to the US dollar. Instead, it is pegged to a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005, the RMB was revalued against the US dollar to approximately RMB8.11 to the US dollar, representing an upward revaluation of 2.1 % of the RMB against the US dollar, as compared to the exchange rate on the previous day. On September 23, 2005, the PRC government widened the daily trading band for RMB against non-US dollar currencies from 1.5% to 3% to improve the flexibility of the new foreign exchange system. The exchange rate may become volatile, the RMB may be revalued further against the US dollar or other currencies or the RMB may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the RMB against the US dollar or other currencies. This change in policy resulted in an approximately 17.1% appreciation in RMB against the US dollar between July 21, 2005 and June 27, 2008.
          Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in US dollars. We rely entirely on dividends and other fees paid to us by our subsidiaries and our affiliated entity in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in US dollars. For example, an appreciation of RMB against the US dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we would need to convert US dollars into RMB for such purposes.
We face risks related to health epidemics and other outbreaks or acts of terrorism in China, which could result in reduced demand for our products or disrupt our operations.
          Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand. An immediate and prolonged drop in consumer demand could severely disrupt our business operations and adversely affect our results of operations. Furthermore, a significant portion of our revenues are derived from government customers, which may reduce their spending on our products during a crisis, which could adversely affect our results of operations and could probably be difficult to recover once the threat has subsided.
The new PRC Property Rights Law may affect the perfection of the pledge in our pledge agreement with P3A and its shareholders.
          Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A have pledged all of their equity interests in P3A to Agria China. This equity pledge agreement was duly created by recording the pledge on P3A’s register of shareholders in accordance with the PRC Security Law and the Contract Law. The purpose of such pledge is to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, exclusive consultancy service agreement and proprietary technology license agreement with Agria China. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. It remains unclear whether P3A was required to register the pledge created before October 1, 2007 under the PRC Property Rights Law. P3A has attempted to register the pledge, but the application for registration has not been processed due to the lack of registration procedures. P3A will continue to make efforts to register such pledge when the local administration for industry and commerce implements registration procedures. If P3A is unable to do so, the pledge itself may be deemed ineffective under the PRC Property Rights Law. If P3A breaches its obligations under the agreements with Agria China, there is a risk that Agria China may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.
Risks Related to the ADSs
The market price for our ADSs has been and continues to be highly volatile.
          The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcement of securities law class action lawsuits against us and our directors and officers;

•	delay in our periodic earnings announcements;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other corn seed, sheep products or seedling companies;

•	additions or departures of our executive officers and key personnel;

•	fluctuations in the exchange rates between the US dollar and RMB; and

•	sales or perceived sales of additional ADSs.
          In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
          Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, we have granted registration rights to our private equity investors TPG Growth AC Ltd. and TPG Biotech II Ltd., and Dubai Investment Group L.L.C., who collectively own 12% of our issued and outstanding shares as of June 30, 2008. To the extent these shares are sold into the market, the market price of our ADSs could decline.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
          Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affect the rights of shareholders.
          Under our deposit agreement, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
          We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
          In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.
We are a Cayman Islands company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
          Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
          As a result of all of the above, public shareholders of our company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders of our company than they would as shareholders of a U.S. public company.
We are controlled by a small group of existing shareholders, whose interests may differ from other shareholders.
          BCL and its subsidiaries collectively hold 60.4% of our total outstanding shares as of the date of this report, excluding shares issuable upon exercise of outstanding stock options granted under our 2007 equity incentive plan. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because BCL and P3A’s key management team members could collectively control our company (assuming the agreed transfer of shares representing 22% of our issued and outstanding shares as of the date of this report from BCL to P3A's key management team members is completed), they are able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders have entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.
Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
          We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.
          Our articles include the following provisions that may have the effect of delaying or preventing a change of control of our company:
•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue a series of shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.
You may have difficulty enforcing judgments obtained against us.
          We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
          We do not expect to be treated as a passive foreign investment company, or PFIC, for our current taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, there is a risk that we may be a PFIC for our current taxable year or any future taxable year. In addition, there is a risk that some or all of our subsidiaries may be PFICs for our current taxable year or any future year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
          We are a Cayman Islands incorporated holding company that conducts substantially all of our operations in China through our contractual arrangements with P3A, which is our consolidated affiliated entity, and through our wholly-owned subsidiaries in China. We commenced operations in January 2004 by acquiring the business of P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Aero-Biotech, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China in Beijing, China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities. We incorporated Agria Corporation under the laws of the Cayman Islands in May 2007. Agria Corporation became the holding company of Aero-Biotech in June 2007 when all of the shareholders of Aero-Biotech exchanged their shares in Aero-Biotech for shares of Agria Corporation on a pro rata basis. In April 2008, we formed Agria Brother Biotech (Shenzhen) Co., Ltd., or Agria Brother, in Shenzhen, China, as a wholly-owned subsidiary under the laws of the PRC to engage in research and development and other activities.
B. Business Overview
Overview
          We are a China-based Agri-solutions provider engaged in research and development, and production and sale of three different types of upstream agricultural products. We offer corn seeds, sheep breeding products and seedling products. Our goal is to become a leading provider of a variety of agricultural upstream products to meet evolving demands of other participants in the agricultural industry, including producers of corn, sheep and other agricultural products that are used to manufacture consumer products, such as animal feed, mutton and wool. We have experienced substantial growth in revenues and profitability in recent years. Our total revenues increased from RMB384.1 million in 2005 to RMB670.8 million ($92.0 million) in 2007 while our net income decreased from RMB169.1 million in 2005 to RMB142.2 million ($19.5 million) in 2007.
          As of December 31, 2007, we had access to approximately 27,000 acres of farmland in seven provinces primarily through contractual arrangements, of which approximately 23,000 acres are used for production of our corn seeds, approximately 3,700 acres are used for our sheep farming and breeding activities and the remainder is used for our seedling production and research and development activities. As of December 31, 2007 we owned approximately 11,180 sheep consisting of nine types of purebred breeder sheep and our self-developed Primalights III hybrid sheep. In addition to our Primalights III hybrid sheep, we sell sheep breeding products which include frozen sheep semen, sheep embryos and breeder sheep. In 2007, we sold approximately 41,973 tons of corn seeds, 25.0 million straws of frozen sheep semen, 9,430 sheep embryos, 4,700 breeder sheep, 31,840 Primalights III hybrid sheep and a total of 26.4 million seedlings.

          As of December 31, 2007, we grew corn seed products in seven provinces in China through contractual arrangements with village collectives and seed production companies under which we provide farming, harvesting and other technical guidance and supervision to farmers. We process and package corn seed products and then sell them to local and regional distributors. We produce sheep breeding products in five breeding bases located in Shanxi Province and sell these products primarily to government-operated breed improvement and reproductive stations, or BIRs, breeding companies and other sheep reproduction stations and farms. Our corn seed and sheep breeding products are ultimately sold to and used by farmers in 14 provinces in China. We produce white bark pine, blackberry, raspberry and date seedlings and sell them directly to end users, such as municipal agencies and seedling companies. We also produce white bark pine seedlings for urban greenery. Our business is seasonal in nature. The vast majority of our corn seed sales take place between October and May, sales of most of our sheep breeding products occur mainly in spring from March to June and in fall from August to November and the majority of our seedling products are sold mainly in spring from March to June and in the fall from September to October.
          We sell both proprietary and non-proprietary agricultural products. Our proprietary products are sold under our Primalights III brand, which we believe is a well-recognized brand among our customers and end users. We own four proprietary strains of Primalights III corn seeds with different characteristics, such as high yield, disease resistance, drought resistance, high starch, and stress tolerance, to fit various climate zones in China. Sales of our proprietary corn seeds collectively accounted for approximately 61.5% of our total corn seed revenues in 2007.
          We have developed Primalights III hybrid sheep to meet the needs of our target markets in China. Primalights III hybrid sheep are a cross between certain high-fleshing foreign breeds and an adaptable and prevalent Chinese breed. Our research and development team works both independently and with agricultural, animal husbandry and forestry research and academic institutions in China to improve our existing products and to develop new ones. We will continue to engage in research and development across all three business segments to optimize our growth and production processes and to develop high-quality and commercially viable products.
Our Products
          We specialize in three types of products: corn seeds, sheep breeding products and seedlings. We currently offer 22 corn seed products, 34 sheep breeding products and 20 seedling products in 15 provinces in China. In 2007, sales of corn seed, sheep breeding and seedling products accounted for 51.2%, 38.1% and 10.7%, respectively, of our total revenues.
Corn Seeds
          In 2007, we sold approximately 41,973 tons of corn seed products. We currently produce four types of proprietary corn seed products: Primalights III — 591, Primalights III — 391, Primalights III — 891 and Primalights III — 28, which collectively contributed to 61.5% of our total corn seed revenues in 2007. In addition to our proprietary products, we are the exclusive distributor in Shanxi for four varieties of corn seed produced by other seed companies outside Shanxi. We also produce and sell four popular generic corn seeds whose intellectual property rights have expired in China. We plan to focus on the production and sale of our proprietary products to achieve greater profitability. The chart below provides selected summary information about our proprietary corn seed products:

Products	Attributes	Areas Suitable for Growth
Primalights III — 591	High starch, severe weather resistant to geographically adaptable corn	Anhui, Gansu, Guizhou, Hebei, Heilongjiang, Henan, Hubei, Hunan, Inner Mongolia, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan
Primalights III — 391	Drought-resistant corn	Hebei, Heilongjiang, Inner Mongolia, Jilin, Liaoning, Qinghai, Shanxi, Tibet
Primalights III — 891	High-yielding, disease- resistant corn	Anhui, Guizhou, Hebei, Heilongjiang, Henan, Hubei, Hunan, Inner Mongolia, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan
Primalights III — 28	High-yielding corn	Anhui, Guizhou, Hebei, Heilongjiang, Henan, Hubei, Hunan, Inner Mongolia, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan
          As of December 31, 2007, we had access to a total of approximately 23,000 acres of farmland in the Shanxi, Inner Mongolia, Gansu, Xinjiang, Ningxia, Shaanxi and Hainan provinces for production of our corn seeds. We use Hainan province as our winter propagation base to produce and select parent seeds that are used to produce hybrid seeds, allowing us to harvest an additional generation of seeds within each twelve-month period. In the hybridization process, two generations of seeds per 12-month period presents an advantage by allowing the hybridization process to proceed through generations more quickly enabling us to develop and commercialize new corn seed varieties more rapidly.
Sheep Breeding Products
          Our sheep breeding business consists primarily of the production and sale of frozen semen, embryos, breeder sheep and our Primalights III hybrid sheep. In 2007, sales of our frozen semen, embryos, breeder sheep and Primalights III hybrid sheep accounted for 65.6%, 4%,10.1% and 20.3%, respectively, of our total revenues from our sheep breeding business.
          Our frozen sheep semen products are primarily used for artificial insemination to produce breeder sheep or sheep for mutton or wool. Sheep semen is collected and frozen in plastic straws. In 2007, we sold a total of 25.0 million straws of frozen semen.
          Our sheep embryo products are primarily used for embryo transplants to produce breeder sheep or sheep for mutton or wool. Embryos are collected from pregnant breeder ewes and are frozen in plastic straws. In 2007, we sold a total of approximately 9,430 straws of embryos.
          As of December 31, 2007, we owned approximately 5,570 breeder sheep including Poll Dorset, Suffolk, Texel, Merino and Dorper sheep. We also had approximately 4,780 Primalights III hybrid sheep and approximately 830 breeder goats including foreign pure breed Boer goats and domestic goats. In addition to producing frozen semen and embryos, in 2007, we sold a total of approximately 36,540 sheep, of which 4,700 were pure breed sheep and 31,840 were our self-developed Primalights hybrid III sheep. Our Primalights III hybrid sheep is a crossbreed between foreign superior-fleshing sheep breeds and a domestic breed, which has high reproductive capability and good local adaptability. It has been used by farmers to cross breed with their own sheep in order to improve their mutton production yields.
          As of December 31, 2007, we operated five breeding bases which occupy 3,700 acres of land in various parts of Shanxi Province where we maintain propagation bases and pasture land for our flocks. We initially obtained our sheep flock by purchasing pure foreign breeds, including Poll Dorset, Texel, Suffolk, Merino and Dorper sheep, from sources outside of China. Although we now primarily breed sheep among our existing herd, we continue to periodically purchase sheep to augment the diversity of our sheep gene pool. The Poll Dorset sheep, Suffolk sheep, Texel sheep and Primalights III hybrid sheep are usually raised by farmers for mutton; the Merino sheep for mutton and wool; and the Dorper sheep for mutton and skin.
Seedlings
          As of December 31, 2007, we primarily produced and sold four types of seedlings, blackberries and raspberries, dates and white bark pine. We had four seedling propagation bases that occupy approximately 300 acres of land that we have leased or we have acquired the land use rights between five and 46 years.
Blackberries and Raspberries
          We use tissue culture technology to conduct virus-free rapid propagation for the production of blackberry and raspberry seedlings. The raspberry and blackberry seedling varieties we have developed can grow under cold and dry weather conditions in rough soil with a strong sprouting ability.
Dates
          We use tissue culture technology to conduct virus-free rapid propagation for the production of date seedlings. In addition, since date trees are usually very tall such that nutrients cannot be efficiently transported to the higher branches, we use grafting techniques to change the attributes of date trees to lower their height. This enables us to produce and pick more dates at reduced labor costs.
White Bark Pine
          We produce seedlings for evergreen white bark pine. This is one of the preferred plants for urban plantation in the northern part of China as a result of its evergreen color which does not turn brown or grey in the winter like many other pine species found in this part of China. The China Forestry Bureau forbids the transplanting of natural forest, and therefore, all such trees must be cultivated from seedlings.
Research and Development
          We believe that our future success depends on our ability to provide high quality and advanced products to our customers. We place strong emphasis on research and development to enhance the quality and competitiveness of our products. We conduct research and development through both our in-house research and development team and in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies from third parties.
          Our own research and development team consists of 20 research professionals and staff, among which 17 have advanced degrees including four with doctoral degrees. Our research and development professionals and staff are specialized in areas including agricultural biotechnology, livestock husbandry and forestry. For example, our chief scientist for our corn seed segment, Dr. Keming Zhao, has received numerous scientific awards at the provincial and national level and has been awarded a research fellowship by the State Council. Dr. Zhao is also a member of the National Corn Committee and the chief consultant for the Shanxi Committee of Corn Experts. Our chief scientist for our sheep breeding segment, Dr. Jianxin Zhang, is a director for the China Sheep Society and a director of the China Society of Ecological Environment. Dr. Zhang holds a Ph.D degree in animal genetics from the College of Husbandry at the Shanxi University of Agricultural Sciences. The head of P3A’s research and development team, Ligang Kuang is a vice chair of the Shanxi Academy of Forestry, a vice chair of the Shanxi Association of Dates and a director of the Shanxi Forestry Society. Mr. Kuang holds one patent, nine scientific awards and has published numerous scientific papers. We plan to establish a new research and development facility in Beijing to broaden our market reach and to produce more commercially attractive products. Our in-house research and development team has developed some of our proprietary technologies. See “—Intellectual Property.”
          We collaborate with a number of universities and research institutions to develop advanced technologies, including Shanxi Agriculture University, Shanxi Livestock Breeding Center, Shanxi Academy of Agriculture Sciences Institute of Crop Sciences, Shanxi Academy of Agricultural Sciences Institute of Animal Sciences, the Genetics Research Institute of Shanxi Agriculture Academy, the Chinese Academy of Forestry, the Forestry College of Shanxi Agricultural University and Henan Agricultural University. Our past efforts with these research institutes and organizations have resulted in the development of new varieties of corn seeds, new and advanced corn growing and sheep breeding technologies, technologies for growing seedlings and various auxiliary technologies. See “—Intellectual Property.”
Corn Seeds
          As of December 31, 2007, we had four experimental breeding stations and 48 demonstration bases. We had a large collection of germplasm from which we have generated approximately 23,000 crosses, of which 290 have been chosen as potential hybrid seed candidates for further testing for seed approval. We had four proprietary corn seed varieties developed through acquisition and self-development efforts, and more than 20 are currently being tested by the relevant government agency for yield and other characteristics.
          We have been focusing on developing our own proprietary high-yield hybrid corn varieties with multi-resistance characteristics and wide geographical adaptability by using conventional hybridization techniques, including “second cycle line” and “backcross inbreeding.” We mainly use the second cycle line breeding methodology, which is widely used in China, for our seed corn inbred line selection. Backcross inbreeding is also used as a shortcut in line selection. Backcross inbreeding with a narrow genetic basic population is the second most commonly used methodology in China.
          Although we do not currently sell genetically modified, or GM, products, we plan to set up pilot research programs for GM corn and establish relationships with various research and academic institutions in China to develop GM corn seeds.
Sheep Breeding
          In addition to the sheep breeding technologies developed by our own team, we have been cooperating with research and academic institutions to improve our sheep breeding technologies. We provide funding to research and academic institutions, which in turn, collaborate with us to identify and to conduct research and development on advanced and efficient sheep breeding technologies.

          As of December 31, 2007, we maintained 21 technologies for breeding sheep that were developed by our own research and development team, through collaborations with research institutions or through acquisition from third parties. See “—Intellectual Property.” Most of the technologies are used or will be used on breeding sheep for both mutton and cashmere, or for mutton, cashmere and skins. Some of our leading technologies include technologies involved in semen cryogenic, artificial insemination, or AI, embryo-splitting, multiple ovulation and embryo transplants, or MOET, and estrus synchronization.
          Our proprietary, locally-bred sheep, the Primalights III hybrid sheep, is an offspring produced by cross-breeding the foreign superior-fleshing sheep breeds and a domestic breed. Primalights III hybrid sheep have early sexual maturity, high reproductive capability, large bodies, fast growth with superior fleshing and are more disease-resistant than most other domestic varieties of sheep. A new breed takes at least several generations to stabilize. Our Primalights III hybrid sheep is close to stabilization which will allow us to apply for eligibility as a new breed in China and we expect to apply for official variety recognition when the Primalights III hybrid sheep becomes eligible for application. The application for the title of official breeder sheep may take several years and we have not begun the application process. We believe recognition as an official new breed could further increase the popularity of our Primalights III hybrid sheep among sheep farmers.
Seedlings
          We have developed industrialized tissue culture technologies that enable us to produce a large amount of seedlings by cultivating plant tissue for virus-free rapid propagation, and to help ensure high volumes of seedlings. We use grafting techniques to change the attributes of date trees to lower their height, which enables a higher production of dates per tree and a lower labor cost for the picking of the dates since the dates are within easy reach. The Primalights III #1 and #2 dates are large and sweet with relatively high nutrition value compared to typical dates in China. We and the Chinese Academy of Forestry have developed a special nutrition formula to boost the growth and transplantation survival rate of white bark pine seedling. See “—Our Products—Seedlings.”
Product Development and Production Process
Corn Seeds
          The product development and production process for our proprietary corn seed products primarily consists of the following steps:
     Step 1. Development of Proprietary Corn Variety. We use hybrid breeding technology to develop our proprietary varieties of corn seeds. The steps in the hybridization process are as follows:
•	Identification of appropriate parental genes. We identify the desired genetic characteristics in existing corn varieties and use those seeds as the parent or grandparent generation in developing crosses of corn varieties. As of December 31, 2007, we had approximately 6,700 varieties of potential parent or grandparent genes.

•	Development of inbreds from the parental populations. We often use second cycle inbreeding and backcross inbreeding to establish the parent lines and molecular marker techniques to select the lines with desired attributes.

•	Evaluation of inbreds in experimental hybrid combinations. We cross the parental corn genes by growing both varieties (a “mother” gene corn and a “father” gene corn) together in one field. We repeat this process many times in various combinations, examining which crosses produce the most likely commercially viable corn seeds. As of December 31, 2007, we had produced approximately 23,000 crosses.

•	Identification of superior hybrid combinations. We use molecular-marker-assisted selection to identify a few combinations that we consider to be superior hybrids and which have the greatest success of commercial value. As of December 31, 2007, we had identified approximately 290 combinations that we believe may have commercial value.

•	Multi-location testing of the pre-commercial hybrids. We develop those varieties that we believe are superior and test them in various locations and conditions to study their traits and determine their commercial viability, including for which regions and conditions they are most suited.

     Step 2. Government Examination and Approval of New Variety.
     After we have developed a new variety, we need to apply for the relevant governmental approval for commercial production and sale in China. The approval can be applied for and granted at the provincial level or the national level. However, seeds that have been approved at the provincial level can only be distributed in the province in which the approval was issued. National-level approval allows the approved seed to be distributed nationwide. A minimum of six years, including three years to obtain approval and three years to develop the first crop of seeds for commercial distribution, are required to bring a seed variety to market after it has been developed.
     Seeds developed outside of China must also follow the same examination and approval procedures before they can be distributed in China.
     Step 3. Production of Parent Seeds.
     After the new variety is approved by the relevant governmental authority, the production process includes two stages, the production of the parent seeds and mass production of the hybrid corn seeds. We use the Hainan province as our winter propagation base to select and produce parent seeds, allowing us to harvest an added generation within one year. The added generation allows the hybridization process to proceed faster through the required number of generations.
     Step 4. Production of Hybrid Corn Seeds.
     As of December 31, 2007, we produced our corn seeds by entering into arrangements with approximately 54 village collectives and other seed production companies, to whom we provide parent seeds as well as farming, harvesting and other technical guidance and supervision. We operate our corn seed business through our “company + base + farmer” model, which means we provide parent seeds to village collectives on the basis of an arrangement that includes leasing of the land from the village collectives and contracting for the propagation of corn seeds with the village collectives. In turn the village collectives arrange for the farmers in the village to work on the land and to produce corn seeds according to the contract that we have with the village collectives. We usually provide cash advances to the farmers for their purchase of fertilizer and other production materials. At the end of each growing season, we purchase from the village collectives the seeds they produce on our leased land and deduct the payment for the parent seeds and other advances we have provided. We then sell the seeds to distributors. In order to maintain the quality of our products, we require these local farmers to comply with our instructions and to meet our quality standards for us to purchase the corn seeds grown by them. We engage in similar arrangements with six seed production companies.
Sheep Breeding Products
          The production process of our sheep breeding products is described below.
Frozen Sheep Semen
          We generally take the following steps to collect our frozen semen:
•	Cleaning and sterilization. The extraction process begins with our workers cleaning and disinfecting themselves, the sheep and sterilizing the equipment used.

•	Semen extraction. Semen is collected with a collection receptacle and examined for contaminants. It is also analyzed for sperm density and motility at the same laboratory. If the sperm collected does not attain the required standard of vivacity, it is immediately discarded.

•	Dilution. Collected sperm which meets the required standards is diluted or extended with a specially-formulated solution in order to enhance the sperm survival rate and extend the life of the sperm during the cooling process. This process also helps to increase the volume and efficiency of the extracted semen.

•	Tubing and storage. After the dilution process, the sheep semen is cooled, frozen and packed for storage. Generally, the diluted sheep semen is stored in plastic straws, each containing over 100 million sperm. These plastic straws are then placed into a freezing machine that is cooled by liquid nitrogen. The temperature is progressively reduced to approximately negative 35°C to negative 40°C, for the purpose of deactivating sperm cells to prevent damage by the second stage of the freezing process. The temperature of the diluted sheep semen is then further reduced to approximately negative 197°C, in preparation for long-term storage.
Sheep Embryos
          Embryos are collected from pregnant breeder ewes and are frozen in plastic straws. We generally take the following steps to collect our frozen embryos:
•	Cleaning and sterilization. Prior to each collection, workers must disinfect themselves and put on special garments. All surgical equipment is sterilized and the sheep are sprayed with sanitizing fluid.

•	Superovulation. We use hormone treatments to stimulate the ovulation in ewes to increase the production of eggs and to better manage the timing of estrus in the ewes. The recognition of estrus by the operator during this period of superovulation, which lasts for approximately seven days, is critical because insemination must be carried out during this period to achieve successful fertilization of the eggs at the stage of ovulation.

•	Artificial insemination. Plastic straws containing semen are fitted into an insemination gun which is used to introduce semen beyond the cervix of the donor ewe. Usually, the insemination of the superovulated ewe will be carried out within 12 to 24 hours after the beginning of estrus.

•	Surgery and flushing. This is the most important process for embryo collection. A two-way catheter is inserted into the donor ewe, for flushing fluid to be introduced into the uterine horn or fallopian tube to flush out the embryos of the donor ewe. At this stage, special care is taken to ensure that all flushing fluid is recovered and that the donor ewe is subject to minimum stress and trauma. The fertilized embryos are subsequently flushed out with this fluid.

•	Processing and evaluation. After the flushing fluid is collected, it is then taken to a laboratory for inspection of the embryos under a microscope. The fertilized embryos collected are evaluated for their quality and classified by grades based on the potential likelihood of viability if transplanted to a recipient ewe.

•	Freezing and storage. Embryos can be transferred immediately upon recovery and evaluation or cooled, frozen and packed for storage by procedures similar to those used for sheep semen. Generally, one embryo is contained in each plastic straw. The frozen and dormant embryos kept in liquid nitrogen can be stored without significant impairment for an indefinite period and can be ready for use by thawing the plastic straw in warm water for a few seconds.
Sheep
          We breed pure foreign breeder sheep and our Primalights III hybrid sheep in our breeding bases. We developed our Primalights III hybrid sheep by crossbreeding rams of a selected foreign pure breed sheep and ewes of a domestic breed, and use the next generation ewe to crossbreed with another foreign pure breed ram. A new breed takes at least several generations to stabilize. We believe the Primalights III hybrid sheep is close to stabilization. The crossbred Primalights III hybrid sheep have high reproductive capability, large bodies, fast growth with superior fleshing and are more disease-resistant than most of other domestic varieties of sheep, and good local adaptability.
Seedlings
Blackberries and Raspberries
          We use tissue culture technology to conduct virus-free rapid propagation for the production of blackberry and raspberry seedlings. The raspberry and blackberry seedling varieties we have developed can grow under cold and dry weather conditions in rough soil with a strong sprouting ability.

Dates
          We use tissue culture technology to conduct virus-free rapid propagation for the production of date seedlings. With this technology, we take plant tissue and place them in bottles with gelatinous culture where we grow them for 30 to 40 days. Then we move them into pots with soil and grow them for three to six months into seedlings. After they grow into seedlings, we move them indoors to a propagation base for between one and three and half years for further cultivation before selling the seedlings to plantation centers.
White Bark Pine
          We collaborated with the Chinese Academy of Forestry and developed technologies that can speed up the growth of the white bark pine seedlings. Usually it takes at least three years for the white bark seedlings to grow large enough for sale. By contrast, our seedlings are ready to be sold only one or two years after planting. This rapid growth is possible because we use a special nutrition bag which wraps the roots of the seedling and contains concentrated nutrients that enable the seedling to grow stronger, faster and with a higher survival rate.
          White bark pine trees are typically used by local governments for urban planting. We grow white bark pine tree seedlings and sell them to Taiyuan Relord Enterprise Development Group Co., Ltd., or Taiyuan Relord, which in turn grows the seedlings to trees before they are ready to be sold for urban planting. Taiyuan Relord is owned by individuals who are deemed our affiliates.
Marketing and Customer Support
          Our product marketing and our customer support are closely linked. We market our corn products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers. We invite distributors and other potential customers for site visits to demonstration bases and distribute advertising materials introducing our products, planting technology and other modern agricultural production technologies. We also hold free seminars at which we introduce our products and technologies and provide technical guidance to our customers for growing corn. We advertise our corn seed products through traditional advertising media such as television and newspapers. Additionally, we also communicate our brand name through product labeling and the distribution of brochures and other advertising materials to distributors and farmers.
          We market our sheep breeding products by arranging site visits for and distributing manuals and information to potential customers. For example, we provide information about our sheep breeding products to BIRS that are owned by the local government. We introduce and promote our seedling products by inviting potential customers for site visits. We share our experience and knowledge on sheep husbandry and cultivation of seedlings with our customers, including nutrition and technology information, particularly with respect to the prevention of disease. As of December 31, 2007, our sales and marketing team was comprised of over 50 employees.
Sales and Distribution
          Since our inception, we have worked continuously to build and maintain our sales and distribution networks. We have established good relationships with leading corn seeds distributors in almost every local market within Shanxi Province and an increasing number of distributors outside Shanxi Province.
          Our corn seed and sheep breeding products are sold to our direct customers which in turn sell to end users listed below:

Products	Direct Customers	End Users
Corn seeds	Local and regional distributors	Farmers
Frozen sheep semen	BIRS; Veterinary stations; Breeding companies; Large sheep farms	Other breeding companies; Farmers; Sheep farms
Sheep embryos	Breeding companies; Large sheep farms	Other breeding companies; Sheep farms
Foreign pure-bred breeder sheep; Primalights III hybrid sheep	Government poverty alleviation and good-breed promotion projects; Husbandry Bureaus; Breeding companies; Large sheep farms	Breeding companies; Sheep farms; Farmers

          Our corn seed products are ultimately sold to and used by farmers in 12 provinces in China, including Shanxi, Inner Mongolia, Hebei, Henan, Shaanxi, Shandong, Liaoning, Hubei, Hunan, Heilongjiang, Jilin and Sichuan, and our sheep breeding products are ultimately sold to and used by farmers in seven provinces in China, including Shanxi, Inner Mongolia, Hebei, Henan, Gansu, Ningxia and Shaanxi. Our seedling products are sold directly to end users in Shanxi and Yunnan, including municipal agencies and seedling companies, plantations, agricultural development companies and farmers.
Corn Seeds
          Our corn seeds are primarily sold to distributors directly, and are ultimately sold to farmers through our distributors. As of December 31, 2007 in Shanxi Province, we had approximately 60 distributors. Outside of Shanxi Province, we had approximately 50 distributors in 11 provinces across China. We generally engage one distributor within each identified local market. Our distributors buy our corn seeds at a wholesale price that we establish. Distributors usually place orders two months before delivery, make deposit payments during the two month period, and pay the remaining amounts within the prescribed period. Our distributors either sell our seed products to sub-distributors or sell them directly to farmers.
Sheep Breeding Products
          Our frozen semen products are primarily sold directly to BIRS, our embryo products are mainly sold directly to large sheep farms, and our breeder sheep and Primalights III hybrid sheep are primarily sold to government poverty alleviation and good-breed promotion projects.
          Our sheep breeding products are ultimately sold to farmers through BIRS which are administered and supported by the government, and provide breeding products, facilities and services to farmers counties and villages in seven provinces in China. While our products have in the past been sold primarily to customers located in Shanxi Province and Inner Mongolia, we have expanded the sales of our sheep breeding products to Gansu, Hebei, Ningxia, Henan and Shaanxi provinces.
          In 2007, we had approximately 370 direct customers for our sheep breeding products within and outside Shanxi Province, the majority of which were intermediary customers who planned to sell the products on to final customers. Our primary distribution model for our sheep breeding products in Shanxi Province is through BIRS and government poverty alleviation and good-breed promotion projects, these projects, which are government-owned and funded entities that sell breeding products to farmers often provide the farmers with services such as artificial insemination. We have well-developed relationships with BIRS and government poverty alleviation projects in many locations in Shanxi.
Seedlings
          Our seedling department had relationships with approximately 30 customers as of December 31, 2007. Our seedling distribution is accomplished in a different manner for each of our four seedling products: raspberry, blackberry, date and white bark pine. We sell most of our raspberry and blackberry seedlings to plantation nurseries and municipal agencies. We distribute our date seedlings to farms. University and government research institutions with which we collaborate on seedling development also help us with promoting sales and planting of Primalights #1 and Primalights III #2 date seedlings. We typically sell our white bark pine seedlings to Taiyuan Relord, which is a related party. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders.”
Quality Control
          We have received an ISO 9001/2000 International Quality Management System Certificate. Our internal quality controls are implemented according to the requirements of ISO 9001/2000 quality management systems. We believe our product quality standards are generally higher than the national industry standards in China.
Transportation
          We primarily sell our products at our facilities, and our customers come to our facilities to take their deliveries. For our corn seed business, we collect the corn seeds from the village collectives and transport them using our trucks to the storage and processing centers. Then the distributors take delivery and load the corn seeds at our storage facilities and transport those goods in their own trucks.

Competition
          The agricultural industry in China is highly fragmented, largely regional and competitive. We expect competition to increase and intensify. We face significant competition in our corn seed business segment. Many of our competitors have greater financial, research and development and other resources than we have. However, we believe we distinguish ourselves as a company with a portfolio of fast-growing upstream agribusinesses.
Corn Seeds
          We compete with both domestic and multinational companies in the corn seed business. The market is highly fragmented and intensively competitive. Our domestic competitors in the seed industry include Denghai Seed Joint Stock Limited Company, Beijing Denong Seed Company Limited, Shangxi Tunyu Seed Science and Technology Joint Stock Limited Company. We compete with these companies based on our product quality, price, attributes of our proprietary corn seeds products, brand recognition and distribution channels.
          We also compete with small domestic seed companies in the geographic areas in which they operate. These seed companies operate only in their respective local markets and sell seeds to local customers. However, they are often well established within their locales, have local government support and understand local farmers’ needs, giving them a competitive advantage in their locales.
          The multinational seed companies we compete against, including Pioneer, Monsanto and Sygenta, have greater financial, technical and other resources available to them, as well as have access to high-quality corn seeds.
Sheep/Goat Breeding
          We compete with various local sheep/goat farms in our sheep/goat breeding business. Our strongest competitor in this market is Tianjin Jisheng Sheep Breeding Center. Our other competitors in the industry include Hualiang Group, Fumin Muslim Food Co., Ltd., Zhongtian Group and Tianxing Sheep Co., Ltd. We compete with these companies based on our breeding technologies, attributes of our sheep breeding products and our Primalights III sheep, price, brand recognition and economies of scale of our sheep breeding business.
Seedlings
          We compete with various local seedling companies in Shanxi. We compete with these companies based on our technological capabilities and the size of our greenhouses and nurseries. Because we offer a range of services and produce a range of products to different sectors in the seedling industry, and in part due to the lack of comprehensive official statistics, we are not aware of any competition from any single dominant competitor in the seedling industry.
Employees
          We had 233, 283 and 422 full-time employees and 165, 235 and 185 temporary employees as of December 31, 2005, 2006 and 2007, respectively. Our temporary employees are usually hired seasonally because of the seasonality of our business. The following table sets forth the number of employees for each of our three business segments and our corporate offices as of December 31, 2007:

	Number of full-time	Percentage of Total
	Employees	Employees
Seed Department	105	25%
Breeding Department	117	27%
Seedling Department	100	24%
Administration	100	24%
Total	422	100.0%

          We have entered into employment agreements with our full-time employees. Our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for three years after the period of their employment with us.

          None of our employees are registered under collective bargaining agreements. We currently do not have a labor union. We consider our relations with our employees to be good.
Intellectual Property
          Many elements of our proprietary information, such as production processes, technologies, know-how and data are not patentable in China. We rely primarily on a combination of trade secrets, trademarks, and confidentiality agreements with employees and third parties to protect our intellectual property.
Corn Seeds
          As of December 31, 2007, we had proprietary rights to four types of seed corns including Primalights III — 891, Primalights III — 591, Primalights III — 391 and Primalights III — 28, of which we developed Primalights III — 28 and acquired the other three types. New crop seeds must pass examination and approval by national or provincial governmental authorities before they are marketed and distributed. The examination and approval committees usually consist of professionals and experts from the agricultural and forestry government agencies. Primalights III — 891, Primalights III — 591, Primalights III — 391 and Primalights III — 28 have passed the examination and approval from the Shanxi Crop Variety Examination and Approval Committee. We had approximately 20 types of seed corns that had been tested and verified by the Shanxi provincial agricultural authorities. Once they pass the test and verification, these types of corn may be marketed and distributed in Shanxi.
Sheep Breeding
          Through self-development or collaboration with research institutes, we own 21 sheep breeding technologies and technical know-how that relate to semen cryogenics, MOET, AI, molecular marker technologies in sheep breeding, sex identification of embryos, diet formulation, and disease prevention. These technologies and accumulated technical know-how allow us to ensure the quality of our sheep breeding products and to maximize productivity in various stages of sheep breeding process.
Seedlings
          We have tissue culture technologies for the propagation of raspberry, blackberry and date seedlings through collaborations with the Chinese Academy of Forestry and the Forestry College of the Shanxi Agricultural University.
Facilities
          Our principal executive offices are located in Beijing. As of December 31, 2007, we operated farms, breeding centers, propagation centers and other facilities on approximately 27,000 acres of land, mostly through lease of land use rights as well as acquisition of land use rights.
          As of December 31, 2007, we leased approximately 23,000 acres of land for our corn seed production, primarily from village collectives. These leases are typically for terms of 12 years. We entered into long-term lease agreements with the local government and the village collectives for 50 acres of land for our sheep breeding business with average terms of 15 years. We acquired and leased land use rights of 300 acres of land for seedling production. These leases are for terms ranging from five to 46 years.
Insurance
          We maintain automobile insurance on certain vehicles. We do not have insurance coverage on our other assets, inventories, interruption of business, litigation or product liability or litigation against us. See “Item 3. Key Information. D. Risk Factors—Risks Related to Our Business— We have limited insurance coverage on our assets in China.”
Legal Proceedings
          As of the date of this annual report, we are subject to three class action lawsuits(Charles Lintz v. Agria Corporation, et al (S.D.N.Y. Case No. 08 CV 3536), LeBlanc v. Agria Corporation, et al., (S.D.N.Y. Case No. 08

CV 3886), Lodermier v. Agria Corporation, et al., (S.D.N.Y. Case No. 08 CV 4456)), filed and consolidated in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. These lawsuits assert claims against us, our executive officers, our directors and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain information concerning compensation, as well as alleged deficiencies in our internal controls and corporate governance. We intend to vigorously defend ourselves against the claims. However, the outcome of these class actions, like other litigation proceedings, is uncertain. Also, litigation and other steps taken to defend these lawsuits can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management from the normal business operations of our company. If the plaintiffs in these lawsuits against us are successful, it may result in substantial monetary damages exceeding the amount of possible coverage under our directors and officers insurance policy, which could have a material adverse effect on our financial condition, results of operations and liquidity, as well as our reputation.
Other Proceedings
          In late January 2008, our board of directors learned that BCL, our largest shareholder solely owned by Mr. Guanglin Lai, who is our board’s chairman, and Mr. Zhixin Xue, who is the president and authorized legal representative of P3A as of the date of this report, were discussing payment of $18 million in cash and the transfer of shares (which represent 22% of our total issued and outstanding shares) owned by BCL to Mr. Xue and certain other key members of P3A management designated by Mr. Xue, to reward their contribution to P3A. Mr. Lai informed the board that he would agree to cause BCL to make the cash payment and transfer the shares, provided that Mr. Xue and other key members of P3A management would meet the conditions established by the board for purposes of ensuring aligning the interest of P3A management and enhancing P3A’s corporate governance. Mr. Lai also informed the board that he believed the proposed payment by BCL to Mr. Xue and key members of P3A management team would reward their contribution and align their interests with those of our shareholders. In February 2008, our board formed a special committee comprised of non-executive directors to evaluate the proposed payment of cash and transfer of shares from BCL to key members of P3A’s management team. In the same month, BCL paid $9 million in cash to Mr. Xue who received the payment on behalf of members of the P3A management, and BCL also agreed to deposit the remaining cash and a share transfer form into an escrow account administered by a third-party banking institution. In June 2008, we reached agreements with BCL and key management of P3A, respectively, in connection with the proposed release of the cash and the share transfer form placed into escrow by BCL. The special committee, with the assistance of its independent legal advisors, has unanimously recommended the terms of the agreements and the disinterested members of our board unanimously approved these arrangements. A summary of these arrangements is described below.
          To enhance P3A’s corporate governance, Mr. Xue, Mr. Lai and Zhaohua Qian, a director of Agria and BCL, agreed that P3A’s articles of association would be amended to create a board of directors for P3A and to provide that P3A’s legal representative, who is currently Mr. Xue, shall have no authority to act on behalf of P3A except as approved by P3A’s board of directors. In addition, the board of directors of Agria will appoint a new chairman for P3A, and Mr. Xue has agreed to use his best efforts to effect such appointment. Mr. Xue has entered into a new employment agreement with P3A to serve as its president or any other position appointed by P3A’s board of directors for an initial term of three years. As of the date of this report, P3A’s articles of association have been amended to reflect the terms agreed upon in the above-mentioned agreements entered into in June 2008, pending submission to and acceptance by the relevant PRC government authority.
          With respect to P3A’s shareholding structure, each of Messrs. Xue, Lai and Qian has agreed to cause a transfer of certain equity interests in P3A directly held by him or his spouse to Kenneth Hua Huang, our current chief executive officer. This transfer has yet to be consummated as of the date of this report.
          To provide additional equity incentives and retain the services of employees of P3A and Agria, Messrs. Xue, Lai and Qian have agreed to contribute options to purchase a total of 2,200,000 ordinary shares, which constitute all of the options granted to them by the Company, to a new management retention plan to be established for the benefit of these employees.
          With respect to the $18 million in cash (less the amount of special committee expenses and the escrow agent fee that P3A’s key management team agreed to pay) that BCL paid to Mr. Xue who received the payment on behalf of members of P3A's management team, P3A’s key management team consisting of Mr. Xue, Mr. Lv Yan and Mr. Mingshe Zhang, have agreed that all of the cash proceeds received from BCL will be distributed solely to members of P3A’s management. With respect to the shares that BCL has agreed to transfer to Mr. Xue, he has agreed not to sell, transfer, pledge or otherwise dispose of that number of shares representing 50% of the shares to be transferred to him for two years and not to sell, transfer or otherwise dispose of the remaining shares to be transferred to him for one year, in each case beginning from May 6, 2008. This lock-up restriction is subject to limited exceptions, including transfers in connection with material M&A transactions approved by Agria’s board of directors, if any, and pledges of the shares subject to the one-year lock-up restriction for his own financing purposes, if any. Mr. Zhang and Mr. Yan have also agreed not to sell, transfer or otherwise dispose of the shares to be transferred to them for six months beginning from May 6, 2008.
          To evidence its confidence in the future prospects of the Company, BCL has agreed to subject 18,432,000, or 14.58% of Agria’s total outstanding shares held by BCL to a two-year lock-up restriction and to subject the remainder of its Agria shares to a six-month lock-up restriction, in each case beginning from May 6, 2008. This lock-up restriction is subject to limited exceptions, including share transfers in connection with material M&A transactions approved by Agria’s board of directors, if any, and pledges of the shares subject to the six-month lock-up restriction for BCL’s financing purposes, if any.
          As part of Agria’s increased focus on potential M&A opportunities, Mr. Lai, Agria’s chairman and BCL’s sole shareholder, resigned as a co-chief executive officer of Agria in June 2008 and will focus on pursuing strategic M&A transactions for Agria.
          Our board believes these arrangements will enhance corporate governance and the structure of P3A and our company. We will continue to consider and review other corporate governance enhancements on an ongoing basis.
          Payment of cash and shares by BCL to members of the P3A management team as compensation to reward their contribution will result in material compensation charges on our consolidated financial statements. See “Item 3. Key Information—D. Risk Factors—Recent payment of cash and transfer of shares by our major shareholder to members of the P3A management team will result in material compensation charges on our consolidated financial statements.” If we lose the services of one of more of our key management personnel, including P3A management personnel, and are unable to find suitable replacements, our operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.”
Regulation
Agriculture Law
          On July 2, 1993, the PRC promulgated the Agriculture Law which sets forth certain principles and various measures designed to ensure the steady development of the agricultural industry. For example, the production or operation of agricultural products that affect the health of people or animals, such as seeds, must meet registration and approval requirements of the PRC laws and regulations. The Agriculture Law was revised on December 28, 2002 and became effective on March 1, 2003.
Seed Law, Animal Husbandry Law and Other Relevant Regulations
Seed Law and Other Relevant Regulations
          The crop seed business is a highly regulated industry in the PRC. In July 2000, the Seed Law was enacted to foster the use of seed resources; to control the selection, production, use of seeds and to regulate related business operations; to protect the legal rights of producers, business operators and users of seeds; to promote seed quality; to drive the industrialization processes of seeds and to accelerate the development of the planting and forestry industries. The Seed Law became effective on December 1, 2000 and was amended on August 28, 2004.
          Under the Seed Law, major crop seeds and tree varieties are subject to examination and approval as a pre-condition of their popularization. An applicant may apply directly for examination and approval at either the national or provincial level. Committees composed of professional experts have been established separately by the State Council’s agriculture and forestry administrative departments and the provincial governments for the examination and approval of crop and tree varieties. Major crop seed varieties that are verified and approved by the State Council’s committee and the National Crop Variety Examination and Approval Committee may be marketed and distributed nationwide. Varieties that received provincial approval are only permitted to be marketed and distributed within the approved province.

          For seed production, a permission-based system is currently in practice pursuant to the Administrative Regulation on Permission of Production and Operation of Crop Seeds, which was issued on February 26, 2001 and revised on July 1, 2004. A company engaged in the production of seeds must obtain a production license, which is issued at either the provincial or local levels, entitling the licensee to engage in seed production in the permitted area. The level of issuing authority required for a production license varies based on the types of seeds to be produced. The production license also specifies the types of seeds the license holder may produce, the geographic region of the seed production and the term of the production license.
          For seed distribution, a company must obtain a distribution license in order to distribute seeds in permitted areas. Generally, a distribution license is issued at the county level or above. A seed company must obtain a distribution license from the provincial government to distribute major crop seeds in that province, and a distribution license from the national government for national distribution.
Animal Husbandry Law and Other Relevant Regulations
          According to the PRC’s Animal Husbandry Law which was promulgated on December 29, 2005 and became effective on July 1, 2006, popularization of any new variety of livestock is subject to examination and approval by the National Commission of Animal Genetic Resources. Approved varieties will be announced by the Ministry of Agriculture and be eligible for popularization.
          Pursuant to the Animal Husbandry Law, entities or individuals engaged in production of breeder livestock or poultry, or engaged in the commercial production of new born livestock or poultry, must obtain a Permit for the Production and Business Operation of Breeding Livestock and Poultry (the “Husbandry Permit”). Entities and individuals engaged in the production of ova, frozen sperm, embryos or other genetic materials must obtain a Husbandry Permit from the State Council’s stockbreeding and veterinary administrative departments through their respective provincial governments. The approval level of the Husbandry Permit varies depending on the permitted scope and content.
          In addition to the Animal Husbandry Law, the Administrative Regulation of Breeders was issued on April 15, 1994, and Implementing Rules of Administrative Regulation of Breeders issued on January 5, 1998 and revised July 1, 2004. These regulations specify conditions and requirements that must be satisfied by breeding farms regarding their technologies, facilities, quarantine measures, livestock and poultry inspection systems and livestock and poultry distribution. We believe our sheep breeding farms meet the conditions required under the applicable regulations.
Supervision of Agricultural Products Quality and Safety
          On March 10, 2005, the Ministry of Agriculture issued the Measures for the Supervision and Spot Check of Agricultural Seed Quality, which became effective on May 1, 2005, and which permit the government’s administrations of agriculture at the county level or above to organize relevant seed administration and seed quality inspection institutions to sample and inspect agricultural seeds that are produced and sold. A seed production and operation company that does not meet inspection standards must recall any seeds that have been sold. Such companies may not conduct sales until they meet inspection standards. A legal representative of the seed company must circulate information on the inspection to all employees, and the company must determine why the seeds failed to meet inspection standards and implement corrective measures. Such measures include improving quality control processes, submission of rectification reports and submitting to subsequent examinations by the administration of agriculture. Our seeds have not been recalled in any inspections by the government authorities thus far.
          Under the PRC Law on Agricultural Product Quality Safety, issued on April 29, 2006 and which became effective November 1, 2006, an entity engaged in the production of agricultural products must establish production records and retain data relating to production.
          Under the PRC Law on Animal Epidemic Prevention, issued on July 3, 1997 and which became effective January 1, 1998, animals and/or animal products to be sold or transported require quarantine certificates and quarantine inspection marks or seals. Shanxi Province’s Regulations on Animal Epidemic Prevention require business operators to report to their local supervisory institutions or animal quarantine officers of animal epidemic prevention where such operators are domiciled, and submit to inspections and quarantines of animals and animal products. The level of inspection varies depending on the uses for such animals or animal products.
          Under the Regulations on Plant Quarantine, issued on January 3, 1983 and revised on May 13, 1992, plants and plant products listed in quarantine catalogues are subject to quarantine inspections before they are transported from a county administration area where an epidemic occurs. Plant seeds, seedlings or other propagating materials are subject to quarantine inspections prior to transportation.
Land Use Rights
          All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas of a city or town and all rural land is, unless otherwise specified by law, collectively owned. The state has the right to reclaim land in accordance with law if required for the benefit of the public. Although all land in the PRC is owned by the state or by collectives, private individuals and businesses and other organizations are permitted to hold, lease and develop land for which they are granted land use rights.
National Legislation on Land
          In April 1988, the constitution of the PRC was amended by the National People’s Congress to allow for the transfer of land use rights for value. In December 1988, the Land Administration Law of the PRC was amended to permit the transfer of land use rights for value.
          Under the Interim Regulations of the People’s Republic of China on Grant and Transfer of the Right to Use State-owned Urban Land (“Interim Regulations on Grant and Transfer”) promulgated in May 1990, local governments at or above county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights against payment of a grant premium.
          Under the Interim Regulations on Grant and Transfer, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. The state may not reclaim lawfully granted land use rights prior to expiration of the term of grant. If public interest requires repossession by the state under special circumstances during the term of grant, compensation will be paid by the state. A land grantee may lawfully transfer, mortgage or lease its land use rights to a third party for the remainder of the term of grant.
          Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land use rights and payment of a premium. If the term of the grant is not renewed, the land use rights and ownership of any buildings erected on the land will revert to the state without compensation.
Transfer and Lease of State-owned Land Use Rights
          After land use rights relating to a particular area of land have been granted by the state, unless any restriction is imposed, the party to whom such land use rights have been granted may transfer, lease or mortgage such land use rights for a term not exceeding the term which has been granted by the state. The difference between a transfer and a lease is that a transfer involves the vesting of the land use rights by the transferor in the transferee during the term for which such land use rights are vested in the transferor. A lease, on the other hand, does not involve a transfer of such rights by the lessor to the lessee. Furthermore, a lease, unlike a transfer, does not usually involve the payment of a premium. Instead, a rent is payable during the term of the lease. Land use rights cannot be transferred, leased or mortgaged if the provisions of the land grant contract, with respect to the prescribed period and conditions of investment, development and use of the land, have not been complied with. In addition, different areas of the PRC have different conditions which must have been fulfilled before the respective land use rights can be transferred, leased or mortgaged.
          All transfers, mortgages and leases of land use rights must be evidenced by a written contract registered with the relevant local land bureau at municipality or county level. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the state are deemed to be incorporated as part of the terms and conditions of such transfer, depending on the nature of the transaction.
          Under Article 37 of the PRC Law on Administration of Urban Real Estate (the “Urban Real Estate Law”), real property that has not been registered and a title certificate for which has not been obtained in accordance with the law cannot be transferred. Under Article 38 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must have been met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) more than 25% of the total amount of investment or development must have been made or completed; and (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose have been confirmed.
Regulation on Collective-owned Land
          According to the PRC Law on Land Administration, adopted by the National People’s Congress on June 25, 1986, and amended on August 28, 2004, land in rural and suburban areas, except for that stipulated by laws as being owned by the State, is collectively owned by rural residents. Land collectively owned by rural residents is contracted to and operated by members of the respective collective economic entity for uses such as plantation, forestry, livestock husbandry or fishery productions. Before any land collectively owned by rural residents is contracted to a unit or individual not from the collective economic entity, it must be agreed by at least two-thirds of the members of the villager committee meeting or at least two-thirds of the villager representatives, and be submitted to the people’s government at the township level for approval. The land use rights of collectively owned land must not be granted, assigned or leased to any party for any non-agricultural uses.
Foreign Ownership Restrictions in the Seed Industry
          Currently, the PRC restricts foreign ownership of domestic businesses engaged in the seed industry. According to the Foreign Investment Industrial Guidance Catalogue, which became effective on January 1, 2005, the development and production of crop seeds falls into the category of a restricted foreign investment industry. Direct legal ownership by foreign investors of businesses engaged in the development and production of food crop hybrid seeds is limited to no more than 50%. In addition, the breeding and planting of China’s rare precious breeds in plants, husbandry and/or aquatic products, and the production and development of genetically modified plant seeds are considered prohibited foreign investment industries.
          In accordance with the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry, issued and effective on September 8, 1997, investors may establish foreign-invested crop seed companies provided that they have satisfied the following requirements: (i) the company’s PRC investors must have obtained necessary approvals for crop seed production and operation and submitted the business to any necessary examinations; (ii) the foreign investors must be equipped with relatively advanced research breeding capabilities, seed production technologies and good corporate management, and possess a positive business reputation; (iii) the investors must be able to introduce or adopt outstanding domestic or foreign species or seed resources, advanced seeds technologies and facilities; (iv) the registered capital of companies engaged in the production of cereal, cotton and oil products seeds must be no less than $2 million, and the registered capital of companies engaged in the production of other crop seeds must be no less than $0.5 million; and (iv) the company’s PRC investors’ equity ownership in the foreign-invested cereal, cotton and oil products seeds enterprises must be more than 50%. Pursuant to this regulation, foreign investors are not permitted to establish foreign-invested crop seed distribution enterprises or wholly foreign-owned crop seed enterprises in China.
          We engage in the seed production business through contractual arrangements with our consolidated affiliated entity, P3A. See “Item 4. Information on the Company—History and Development of the Company.” Our wholly-owned subsidiary, Agria China, does not engage in the seed production business.
Intellectual Property
          The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001, protects the proprietary rights of registered trademarks. The State Administration for Industry and Commerce’s Trademark Office handles trademark registrations and grants an initial term of rights of ten years to registered trademarks. Upon the initial term’s expiration, a second term of ten years may be granted under a renewal. Trademark license agreements must be filed with the Trademark Office or a regional office. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services to which the trademark relates.
          Under the Patent Law of PRC, which was revised on August 25, 2000, animal and plant varieties may not be protected under patents, but the production methodology of animal and plant varieties may be patented. Producers of plant and animal varieties may seek protection for their rights to new varieties under the Protection of New Varieties of Plants Regulation.
          The Protection of New Varieties of Plants Regulation was promulgated by the State Council on March 20, 1997, and became effective on October 1, 1997. The administrative departments of the State Council in charge of agriculture and forestry are, according to their respective functions, jointly responsible for the acceptance and examination of applications for the rights to new varieties of plants and grant such rights to new varieties of plants which satisfy the requirements under the regulations. An entity or individual that has completed the production, sale or dissemination of a new variety of plant which has been granted a variety right will have an exclusive right in its protected variety. Unless otherwise provided for in these regulations, without a license from the owner of the variety right, no other entity or individual may use such variety for commercial purposes.
Foreign Currency Exchange
          Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended January 14, 1997, as well as various regulations issued by SAFE and other relevant PRC government authorities, the RMB is freely convertible into a foreign currency for current account items, including trade-related receipts and payments, interest and dividends, but not for capital account items, such as direct equity investments, loans and repatriation of investment, unless prior approval from the State Administration of Foreign Exchange or a local branch has been obtained. Transactions that occur within the PRC must be settled in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad and domestic enterprises must convert all of their foreign currency receipts into RMB. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch.
Dividend Distribution
          The principal regulations governing distribution of dividends of wholly-owned enterprises include the Wholly Foreign-owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000, and the Wholly Foreign-owned Enterprise Law Implementing Rules, promulgated by the National People’s Congress on December 12, 1990 and amended on April 12, 2001. Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to contribute to certain reserve funds. These reserves are not distributable as cash dividends.
          Pursuant to the new PRC enterprise income tax law and its implementation regulations effective on January 1, 2008, dividends payable by a foreign-invested enterprise, or FIE, to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006 and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends payable by a FIE to its foreign investors will be subject to a 5% tax provided that such foreign investor directly owns at least 25% of the equity interests of the FIE. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by Agria China.
Foreign Exchange
          In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

          PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.
          Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.
          In May 2007, the SAFE issued the Operating Procedures of Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE 106 Notice, which became effective as of May 29, 2007. The SAFE 106 Notice provided detailed operating procedures for implementing the SAFE 75. Under the SAFE 106 Notice, establishing or taking control of an offshore special purpose company without prior registration with the relevant local SAFE branch will be deemed as evasion of foreign exchange control or other illegal acts, and may be subject to penalties according to regulations on foreign exchange control and other relevant regulations.
New M&A Rule
          On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
          While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of our initial public offering because we established our PRC subsidiary by means of direct investment other than by merger or acquisition of PRC domestic companies. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

C. Organizational Structure
          The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2007.

Agria Corporation
(Cayman Islands)
100%
Aero-Biotech Group Limited
(British Virgin Islands)
100%
China Victory Intentional Holdings Limited
(Hong Kong)
Outside China
Inside China
100%
Aero-Biotech Science & Technology Co., Ltd.
("Agria China")
Four Individual Shareholders*
100%**
Primalights III Agriculture Development Co., Ltd.
("P3A")

Equity interest.

Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement, an Exclusive Consultancy Service Agreement and a Proprietary Technology License Agreement.

Contractual arrangements including Power of Attorneys, an Exclusive Call Option Agreement and an Equity Pledge Agreement.

*	Consisting of Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of our board of directors and a beneficial owner of our ordinary shares, Mr. Zhaohua Qian, a director of our company and a beneficial owner of our ordinary shares, Mr. Zhixin Xue, the chief operating officer and a director of our company, and Mr. Mingshe Zhang, who has been involved in the management of P3A. Ms. Li, Mr. Qian and Mr. Xue are in the process of completing transfer of certain equity interests in P3A held by them to Mr. Kenneth Hua Huang, our chief executive officer, pursuant to the agreements entered into in June 2008. See “Item 4. Information on the Company — B. Business Overview — Other Proceedings.”

**	Percentage of individual shareholding ranges from 5% to 40%.
          According to the Foreign Investment Industrial Guidance Catalogue, which became effective on December 1, 2007, selection and breeding of new breeds of crops and development and production of seeds falls into the category of a restricted foreign investment industry. In addition, the breeding and planting of China’s rare and peculiar breeds (including quality gene cultivation, animal husbandry and/or aquatic products), and the production and development of genetically modified plant seeds, breeding livestock and poultry and aquatic seedlings are considered prohibited foreign investment industries.
          PRC law currently prohibits a foreign entity or person from owning over 50% of any seed development and production business in China and prohibits a foreign entity or person from owning any sheep breeding business in China. We conduct our corn seed, sheep breeding and seedling businesses through contractual agreements with our consolidated affiliated entity, P3A, which holds the requisite licenses and permits for these businesses. Our contractual arrangements with P3A and its shareholders enable us to:
•	exercise effective control over P3A;

•	receive substantially all of the earnings and other economic benefits from P3A to the extent permissible under PRC law in consideration for the services provided by Agria China; and

•	have an exclusive option to purchase all or part of the equity interests in P3A in each case when and to the extent permitted by PRC law.
          In addition, P3A’s shareholders have executed a letter of undertaking to remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in P3A at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and P3A’s current shareholders.
D. Property, Plants and Equipment
          Our principal executive offices are located in Beijing. We operate farms, breeding centers, propagation centers and other facilities on approximately 27,000 acres of land, mostly through lease of land use rights as well as acquisition of land use rights.
          We lease approximately 23,000 acres of land for our corn seed production, primarily from village collectives. These leases are typically for terms of 12 years. As of December 31, 2007, we entered into long-term lease agreements with the local government and the village collectives for 3,700 acres of land for our sheep breeding business with average terms of 15 years. We acquired and leased land use rights of 300 acres of land for seedling production. These leases have terms ranging from five to 46 years.
          Our subsidiary, P3A, is presently evaluating plans to construct a research and development center as an addition to its breeder facility in Youyu. We anticipate construction beginning in the late 2008, but because we are only in the initial planning stages of this project, we cannot accurately forecast the project start date, capital expenditures required, or resulting potential capacity improvements in connection with this project.
ITEM 4A. UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
A. Operating Results
Overview
          We are a China-based agri-solutions provider engaged in research and development, and production and sale of three different types of upstream agricultural products. We currently offer corn seeds, sheep breeding products and seedling products. Our goal is to become a leading provider of a variety of agricultural upstream products to meet evolving demands of other participants in the agricultural industry, including producers of corn, sheep and other agricultural products that are used to manufacture consumer products, such as animal feed, mutton and wool. Our total revenues increased from RMB384.1 million in 2005 to RMB670.8 million ($92.0 million) in 2007 while our net income decreased from RMB169.1 million in 2005 to RMB142.2 million ($19.5 million) in 2007. In 2007, we achieved gross margins of 40.7% , 71.5% and 71.4% from our corn seed, sheep breeding and seedling segments, respectively, while revenues from our corn seed, sheep breeding and seedling segments accounted for 51.2%, 38.1% and 10.7%, respectively, of our total revenues.
          We provide four proprietary strains of Primalights III corn seed products, consisting of Primalights III — 591, Primalights III — 391, Primalights III — 891, and Primalights III — 28, which contributed approximately 61.5% of our total corn seed revenues in 2007. We have access to approximately 23,000 acres of farmland in seven provinces for corn seed production. Our corn seed products are grown through contractual arrangements with village collectives and seed production companies under which we provide farming, harvesting and other technical guidance and supervision and the farmers grow and harvest corn seeds. In addition to our proprietary products, we are the exclusive distributor in the Shanxi Province of four varieties of corn seed produced by other seed companies outside of the Shanxi Province. We also produce and sell four popular generic corn seeds. We sell our corn seed products to local and regional distributors inside and outside of the Shanxi Province. Revenues derived from our corn seed segment accounted for 63.9%, 50.2% and 51.2% of our total revenues in 2005, 2006 and 2007, respectively. We achieved gross margins of 39.9%, 41.1% and 40.7% from our corn seed segment in 2005, 2006 and 2007, respectively.
          Our sheep breeding segment consists primarily of the production and sale of frozen sheep semen, sheep embryos, breeder sheep and our self-developed Primalights III hybrid sheep. As of December 31, 2007, we owned approximately 5,570 breeder sheep, approximately 4,780 Primalights III hybrid sheep and approximately 830 breeder goats. We operate five breeding bases which occupy a total of approximately 3,700 acres of land in the Shanxi Province where we maintain propagation bases and pasture land for our flocks. We sell our sheep breeding products primarily to BIRS, breeding companies and other sheep reproductive stations. Revenues derived from our sheep breeding segment accounted for 31.1%, 39.4% and 38.1% of our total revenues in 2005, 2006 and 2007, respectively. We achieved gross margins of 68.4%, 72.9% and 71.5% from our sheep breeding segment in 2005, 2006 and 2007, respectively.
          Our seedling segment primarily comprises the sale of four types of seedlings, namely, blackberry and raspberry, date and white bark pine. We sell our seedling products directly to end users, such as municipal government agencies and plantation nurseries. Revenues derived from our seedling segment accounted for 5.0%, 10.4% and 10.7% of our total revenues in 2005, 2006 and 2007, respectively. We achieved gross margins of 68.8%, 79.7% and 71.4% from our seedling segment in 2005, 2006 and 2007, respectively.
Factors Affecting Our Results of Operations
          We believe the following factors have had, and we expect that they will continue to have, a significant effect on our results of operations:
     Demand for Our Upstream Agricultural Products
          The growth of our business has benefited, and is expected to continue to benefit, from the increasing demand for our upstream agricultural products. This demand is in turn driven by demand for corn, high quality sheep, raspberries, blackberries, dates and pine trees.
          China has experienced a rapid increase in demand for corn for animal feed and human consumption, primarily due to population growth and industrial development. Furthermore, demand for hybrid corn seeds producing corn with high-yield, drought or pest resistance, high oil content or other advantageous attributes has increased more significantly than the increase in the demand for more generic corn seeds.
          China has also experienced an increase in demand for mutton and sheep wool. Compared to sheep in more developed countries, sheep in China generally tend to produce lower qualities and quantities of wool and meat. As a result, China has been upgrading the quality of its sheep flock, which creates significant internal demand for breeder sheep, low-cost production of related products and relevant scientific research.
          Changes in the affluence of Chinese consumers and recognition of the nutritional benefits of berry fruit worldwide is driving demand for fruit berries for human consumption. Demand for dates has been driven by both domestic consumption and by increasing exports to countries such as Singapore, Japan and Korea. As a result of the rapid urbanization, rising affluence of households in China and a deteriorating environmental situation, the need for urban greenery has increased rapidly. White bark pine is suitable for urban plantation in the northern part of China because it is evergreen.
     Expansion of Our Production Capacity
          Expansion of production capacity is essential to the growth of our business. We have expanded our production capacity in the corn seed segment by obtaining access to additional farmland in seven provinces in China. We expand our production capacity of the sheep breeding segment by increasing the size of our sheep flocks. We expect to expand our production capacity of the seedling segment by increasing the number of our seedling-growing staff.
          The investment in expanding our production capacity requires significant capital expenditure, however, and whether our expansion strategy is successful will depend primarily on whether our sales volumes grow alongside our growing production capacity. If our capacity expansion exceeds the growth in demand for our products, we may not be able to generate sufficient returns from our capacity expansion and our business and financial condition will suffer.
     Pricing of Our Products
          The profitability of our operations is affected by the selling prices of our products. A majority of our products are ultimately sold to farmers in China, who are extremely price sensitive. Farmers may choose among different products with comparable quality primarily based on the differences in prices. In light of this, we have tried to minimize the distribution layers between us and farmers, which we believe has enabled us to price our products to maintain our competitive market position.
          Prices of corn seed, sheep breeding, seedling and other agricultural products in China have historically been volatile, reflecting overall economic conditions which affect the budgeting and buying patterns of end users. In general, changes in the prices of our products are the result of changes in supply and demand in the markets in which we operate. Changes in the domestic demand in China result primarily from population growth, changes in dietary habits and availability of similar and competing agricultural products.
          We set the prices for our proprietary corn seed products higher than the prices of the generic corn seed and other corn seed that we distribute. We benchmark the prices of our proprietary corn seed against the prevailing PRC domestic market prices of corn seed of similar quality and attributes. The prices of our generic corn seed are based on the prevailing market prices of other comparable generic corn seeds and are subject to more significant competitive price pressure compared to our proprietary products. The prices of the other corn seed that we distribute are determined by our negotiations with the seed companies.
          We set the prices of Primalights III hybrid sheep substantially lower than those of the purebred foreign sheep. Our Primalights III hybrid sheep, even though not officially recognized as breeder sheep in China, are sold at prices comparable to domestic breeder sheep and the prices depend primarily on market demand for our Primalights III sheep. The selling prices of our Primalights III hybrid sheep have remained relatively stable since 2004. We may be able to increase the price of our Primalights III hybrid sheep if we receive official variety recognition of breeder sheep in China. The selling prices of our breeder sheep, frozen semen and embryos are based on prevailing market prices of similar products and have experienced fluctuations in recent years.
          In pricing our proprietary Primalights #1 and Primalights #2 date seedlings, we use the prevailing market prices of generic date seedlings as benchmarks. The selling prices of our raspberry and blackberry and white bark pine seedlings are based on prevailing market prices.
     Ability to Market and Sell Corn Seed Products with Higher Margins
          We believe that our future success in the corn seed segment will depend on our ability to develop, market and sell our proprietary corn seed products. Compared to generic corn seed and other corn seed that we distribute, proprietary corn seed products have higher profit margins. We have produced and sold not only our own proprietary corn seed but also generic corn seed as well as distributed or produced corn seed for other seed companies. We have done so in order to accumulate experience in growing corn seed, to develop our distribution network and effectively operate a corn seed business. The sales of our proprietary products accounted for 55.6%, 55.8% and 61.5% of our revenues in the corn seed segment in 2005, 2006 and 2007, respectively. We plan to increase sales of our existing proprietary corn seed products and develop, market and sell additional proprietary corn seed products in order to seek relatively higher margins than generic products.
     Seasonality
          The agricultural industry is seasonal in nature and we experience quarterly fluctuations in our results of operations. The vast majority of our corn seeds are sown by the village collectives between April and May. During this period, we have significant cash flow requirements to provide advances to the village collectives for their purchase of fertilizer and other production materials. The majority of our corn seed sales take place between

October and May. The sales of the majority of our sheep breeding products takes place in the spring from March to June and the fall from August to November and the majority of our seedling products are sold mainly in the spring from March to June and in the fall from September to October. As a result, we need to carefully budget and plan our liquidity requirements for the periods from March to May. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— It is difficult to predict our future performance because our revenues and operating results fluctuate significantly from period to period due in part to the nature of our business.”
     Competition
          The agricultural industry in China is highly fragmented, largely regional and competitive and we expect competition to increase and intensify. We face significant competition in our corn seed segment. Our ability to compete successfully in our corn seeds and sheep breeding business segments largely depends on our ability to differentiate our corn seed and sheep breeding products from competing products and to a lesser extent, our ability to control our costs of operation so that we can price our products competitively. Corn seeds and breeder sheep are commodities which are interchangeable among products of similar quality and attributes and are subject to significant competitive price pressures. We may face increasing competition in the corn seed industry as a result of the privatization of corn seed producers that are currently owned or operated by state- owned enterprises. We may also need to further expand our production capacity and enhance our product offerings in order to compete with existing and new competitors successfully. We have so far experienced limited competition in our seedling segment. However, the entry barriers for seedling companies are relatively low, and we may face competition from new players in this sector. As competition intensifies, margins may be compressed by more competitive pricing in the long term if such an increased level of competition continues. See “Item 3. Key Information—D. Risk Factors Risk Factors—Risks Related to Our Business—The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.”
     PRC Government Support for the Agricultural Industry
          The success of our business depends to a large extent on the existence and the level of PRC government support for production of agricultural products. The PRC government has implemented various favorable policies and provided incentives to agricultural companies in China, lowered fees and taxes in the agricultural industry, and increased spending on rural infrastructure, including providing subsidies to farmers and establishing and maintaining BIRS and other government-run entities to provide distribution and other support to farmers.
          In addition, as a “key technology enterprise” in Shanxi Province, P3A has been exempt from the EIT since 2002, based on the approval of the local tax authority. It has also been exempt from the PRC value-added tax, or VAT, since 2002 pursuant to the relevant PRC regulations and policies regarding the VAT applicable to producers of certain agricultural products. See “Item 10. Additional Information—E. Taxation.”
     Revenues
          We generated total revenues of RMB384.1 million, RMB489.7 million and RMB670.8million ($92.0 million) in 2005, 2006 and 2007, respectively. We derive our revenues from our corn seed, sheep breeding and seedling segments. The following table sets forth the revenues generated by each of the three business segments in 2005, 2006 and 2007, both as an absolute amount and as a percentage of total revenues.

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Revenues:
Corn seeds	245,601	63.9%	245,634	50.2%	343,743	47,123	51.2%
Sheep breeding	119,468	31.1%	193,054	39.4%	255,508	35,027	38.1%
Seedlings	19,020	5.0%	51,015	10.4%	71,505	9,802	10.7%

Total revenues	384,089	100.0%	489,703	100.0%	670,756	91,952	100.0%

     Corn Seed Segment
          Revenues from our corn seed segment have constituted, and are expected to continue to constitute, a significant portion of our total revenues in the foreseeable future. We generate revenues from sales of our proprietary corn seed products, generic corn seed products and other corn seed products that we produce or distribute for other seed companies. We recognize revenues from sales of our corn seed products upon delivery of the products to our customers. We typically enter into sales contracts with our customers two months in advance of delivery. Our sales contracts provide for upfront payments, which may be up to 100% of the purchase price, depending upon the payment history and creditworthiness of each customer, with the balance due within 180 days after delivery. The corn seed sales price agreed upon as of the date of a sales contract is final and not subject to adjustment. We are not contractually obligated to accept sales returns and do not provide customers with price protection. We provide our customers with limited product warranties. Under our limited product warranty, if a customer claims that our products are defective and an independent third-party chosen by us and the customer determines that our products are defective, we will compensate the customer for its loss. To date, we have not had any material warranty claims relating to our product quality.
          Revenues from sales of these corn seed products are determined by the total sales volume and average selling prices of our products. The sales volume of our corn seed products is in turn affected by our corn seed production capacity, sales and marketing efforts, brand recognition and changes in demand for our products. Farmers in China are the ultimate users of our corn seeds. Sales of our corn seeds depend primarily on recurring orders from our existing distributors and our introduction of new products and expansion into new markets, which in turn depend primarily on farmers’ perception of the quality, attributes and prices, of our corn seeds. The average selling prices of our corn seed products are affected by our product mix and market prices of comparable products. The prices of our proprietary corn seed products are higher than the prices of the generic corn seeds and other corn seeds that we distribute. The following table sets forth our revenues derived from sales of proprietary corn seeds and non-proprietary corn seeds, respectively, in absolute amounts and as percentages of our revenues from corn seeds and our total revenues for each of the three years ended December 31, 2007:

	For the Year Ended December 31,
	2005			2006			2007
		% of			% of				% of
		Corn	% of		Corn	% of			Corn	% of
		Seed	Total		Seed	Total			Seed	Total
	RMB	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues
	(In thousands, except percentages)
Revenues:
Proprietary Corn Seeds	136,534	55.6%	35.5%	137,062	55.8%	28.0%	211,377	28,977	61.5%	31.5%
Non-proprietary Corn Seeds	109,067	44.4	28.4	108,572	44.2	22.2	132,366	18,146	38.5%	19.7%

Total	245,601	100.0%	63.9%	245,634	100.0%	50.2%	343,743	47,123	100%	51.2%

     Sheep Breeding Segment
          Our sheep breeding segment consists primarily of the production and sale of frozen sheep semen, sheep embryos, breeder sheep and our Primalights III hybrid sheep. The following table sets forth our revenues derived from sales of each of these products in absolute amounts and as percentages of our revenues from sheep breeding products and our total revenues for the three years ended December 31, 2007:

	2005			2006			2007
		% of			% of				% of
		Sheep	% of		Sheep	% of			Sheep	% of
		Breeding	Total		Breeding	Total			Breeding	Total
	RMB	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues
	(In thousands, except percentages)
Revenues:

Frozen semen	67,359	56.4%	17.6%	120,395	62.4%	24.6%	167,562	22,971	65.6%	25.0%

Embryos	5,133	4.3	1.3	9,366	4.8	1.9	10,299	1,412	4.0%	1.5%

Breeder sheep	27,669	23.2	7.2	18,909	9.8	3.9	25,916	3,553	10.1%	3.9%
Primalights III hybrid sheep	19,307	16.1	5.0	44,384	23.0	9.0	51,731	7,091	20.3%	7.7%

Total	119,468	100.0%	31.1%	193,054	100.0%	39.4%	255,508	35,027	100%	38.1%

          We recognize revenues from sales of our sheep breeding products upon delivery of the products to our customers. Payments for our frozen semen and embryos are due upon delivery to our customers based on our contracts with customers. Our sales contracts for breeder sheep and Primalights III hybrid sheep generally provide for payment periods ranging from payment upon delivery to three months after the sale, depending upon our assessment of the credit worthiness, and the payment history of and our relationship with the customer. The sales price agreed upon as of the date of a sales order or sales agreement is final and is not subject to adjustments. We are not contractually obligated to accept sales returns and do not provide customers with price protection.

          Our revenues from sales of our sheep breeding products are determined by the total sales volume and average selling prices of the products we sell. The sales volume of our sheep breeding products is in turn affected by our production capacity, sales and marketing efforts, brand recognition, changes in demand for our sheep breeding products and the availability of sheep breeding products in the PRC domestic market. We set the prices of our self-developed Primalights III hybrid sheep substantially lower than those of the purebred foreign sheep and the prices of our Primalights III hybrid sheep are comparable to prices of domestic breeder sheep depending primarily on market demand for our Primalights III hybrid sheep. The selling prices of our breeder sheep, frozen semen and embryo products are based on prevailing market prices.
     Seedling Segment
          We primarily produce and sell four types of seedlings: blackberry, raspberry, date and white bark pine seedlings. We recognize revenues from sales of our seedling products upon our delivery of the seedling products to our customers. A majority of our sales contracts provide for advance payments of approximately 50% of the sales price with the balance due within 180 days after delivery. The seedling sales price agreed upon as of the date of sales orders or sales agreements is final. Our sales contracts for certain types of seedlings provide specified growth criteria. Our customers agree to pay us an additional fee if these criteria are met, which generally takes place within one month after delivery of our seedling products. This additional fee is initially recorded as deferred revenue and recognized as revenue when the specified growth criteria and other revenue recognition criteria are met. We are not contractually obligated to accept sales returns and do not provide customers with price protection.
          Our revenues from sales of our seedling products depend on the total sales volume, our product offerings and average selling prices of seedling products. The sales volume of our seedling products is in turn affected by our production capacity, sales and marketing efforts, brand recognition, demand for our seedling products and the availability of seedling products in the PRC domestic market. Our proprietary seedling products are priced higher than non-proprietary seedling products.
Cost of Revenues
      Corn Seed Segment
          Cost of revenues for our corn seed segment primarily consists of the costs that we pay to the village collectives for the seeds they are contracted to grow for us, amortization of purchased technology know-how, depreciation of building and equipment and direct labor cost. At the beginning of each growing season, we provide parent seeds to the village collectives to grow for us under contractual arrangements. Our contractual agreements generally contain terms ranging from five to twelve years. We also provide advances to the village collectives for their purchase of fertilizer and other production materials. At the end of the growing season, after we take delivery of corn seeds, we credit the advances against the costs and recognize the balance as cost of inventory and subsequently recognize this balance as cost of revenues upon sales of corn seeds. We anticipate that cost of revenues for our corn seed segment will continue to increase as we continue to increase our corn seed sales. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, we may not be able to recover all of the advances we paid and our financial condition could suffer.
     Sheep Breeding Segment
          Cost of revenues for our breeder sheep and Primalights III hybrid sheep primarily consists of cost of feeds, depreciation of buildings and equipment, amortization of purchased technology know-how, materials used to raise sheep and direct labor costs. Feeds are the ingredients used to feed the purebred foreign sheep and the domestic sheep. Depreciation cost primarily consists of depreciation of fences, corrals, sorting pens, lambing pens, water facilities and handling facilities. Direct labor cost comprises the salaries and compensation for our employees who care for the sheep.
          Cost of revenues for sales of our frozen semen and embryos mainly consists of cost of feeds, depreciation of breeder sheep and equipment and materials used to collect semen and embryos and direct labor cost. Feeds are the ingredients used to feed our breeder sheep. Depreciation cost primarily consists of depreciation of breeder sheep and depreciation of building structure such as fences, corrals, sorting pens, lambing pens, water and handling facilities, raw materials used for semen and embryo collection and preservation, medical supplies, mineral additives and consumables. Direct labor cost comprises the salaries and compensation for our employees who care for the sheep and who collect semen and embryos. We anticipate that the cost of revenues for our sheep breeding segment will continue to increase as we continue to expand our sales of sheep breeding products.

     Seedling Segment
          Cost of revenues for our seedling segment primarily consists of depreciation of trees and equipment, cost of nutritional and medical materials used to grow seedlings and direct labor cost. Depreciation cost includes depreciation of nurseries, water facilities, harvesting equipment and other machinery used to grow and harvest seedlings. Raw materials used to grow seedlings include mineral additives and other consumables. Direct labor cost comprises salaries and compensation for our staff who attend to the seedlings on a regular basis. We anticipate that cost of revenues for our seedling segment will continue to increase as we continue to expand our operations.
Operating Expenses
          Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Years Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Operating (expenses) income:
Selling expenses	(11,349)	(61.8)%	(14,031)	(55.7)%	(36,443)	(4,996)	(55.9)%
General and administrative	(4,199)	(22.8)	(7,472)	(29.7)	(25,723)	(3,526)	(39.4)
Research and development	(2,974)	(16.2)	(3,746)	(14.9)	(3,080)	(422)	(4.7)
Government grants	150	0.8	80	0.3	—	—	—

Total operating expenses	(18,372)	100.0%	(25,169)	100.0%	(65,246)	(8,944)	100%

          Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of our expenses of advertising in newspapers, on television and in magazines, salaries and compensation for our sales personnel, promotion expenses and other related marketing expenses. We expect to continue to increase our sales and marketing expenditure in the foreseeable future.
          General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for administrative, finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities. We expect that our general and administrative expenses will increase as we add additional personnel and incur additional costs related to the growth of our business. We also expect to incur additional general and administrative expenses as a result of becoming a listed public company in November 2007.
          Research and Development Expenses. Research and development expenses primarily consist of expenses related to development of our proprietary products, salaries and benefits of our research and development personnel, fees paid to our research partners, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel. We expect to increase our research and development expenditure in the foreseeable future.
          Government Grants. Government grants consist of the grants that P3A receives from the local government authorities in connection with its operations in the agricultural industry. The amount and timing of government grants are determined at the discretion of the relevant government authorities. Government grants are recognized as other operating income upon receipt and when all the conditions relating to the grants are met.
          Share-based Compensation Expenses. Since we adopted the 2007 share incentive plan in July 2007, we granted options to purchase a total of 9,194,500 ordinary shares to our officers, directors and employees as of December 31, 2007. We had not granted any options or other equity incentives to any employee, director or consultant before July 2007.
          We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.
          For the options to purchase 9,194,500 ordinary shares that we granted to our officers, directors and employees on July 4, 2007, July 19, 2007 and December 7, 2007, total unrecognized compensation costs are estimated to be approximately US$13.8 million as of December 31, 2007 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of two to four years from the respective grant dates.
          Payment of cash and shares by BCL to members of the P3A management team in February and June 2008 as compensation to reward their contribution will result in material compensation charges on our consolidated financial statements. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Recent payment of cash and transfer of shares by our major shareholder to members of the P3A management team will result in material compensation charges on our consolidated financial statements.”
Taxation
          We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
     Hong Kong Income Tax
          Companies in Hong Kong are subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. Our subsidiary in Hong Kong did not have any assessable profits that would be subject to the profit tax for each of the three years ended December 31, 2005, 2006 and 2007. In addition, dividend payments are not subject to withholding tax in Hong Kong.
     PRC Enterprise Income Tax (EIT)
          On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the new tax law, which became effective on January 1, 2008. Under the new tax law, FIEs, and domestic companies are subject to EIT at a uniform rate of 25% and any tax exemption, reduction and preferential treatments which are applicable only to FIEs will be revoked. P3A, our consolidated affiliated entity, is qualified as a “key technology enterprise” under the Shanxi Province 1311 Agricultural High Technology Project implemented by Shanxi Province since 2002, thus P3A has been exempted from EIT since 2002 based on the approval of the local tax authority in Shanxi. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the new EIT law passed in March 2008 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China will be subject to EIT at a rate of 25% from 2008. Agria Brother, our wholly-owned subsidiary established in April 2008 in Shenzhen, China is subject to EIT at a rate of 25%.
          Under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.
     PRC Value-Added Tax (VAT)
          In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by purchasers. A PRC company is required to remit the VAT it collects to the tax authority but may deduct the VAT it has paid on eligible purchases. P3A has been exempt from VAT since 2002 pursuant to the relevant PRC regulations and policies regarding the VAT applicable to producers of certain agricultural products.
Critical Accounting Policies
          We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of fixed assets, intangible assets, and imputed interest on related party loan. Some of our accounting policies require a higher degree of judgment than others in their application.
          The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policy involves the most significant judgments and estimates used in the preparation of our financial statements.
     Principles of Consolidation
          The consolidated financial statements include the financial statements of the Company, its subsidiaries and a variable interest entity, or VIE, for which the Company is the primary beneficiary. All significant inter- company transactions and balances between the Company, its subsidiaries and its VIE are eliminated upon consolidation.
          FIN46-R defines and identifies VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. Through the various contractual arrangements with P3A (the Company’s VIE) and its shareholders, Agria China has the ability to (i) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; (ii) receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law; the management of Agria China intends to do so; and (iii) exercise an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law. Agria China has the ability to cause P3A to change the terms of the various service arrangements at any time such that it can receive substantially all of P3A’s earnings and other economic benefits. Also, Agria China has the right to receive from P3A’s shareholders any dividends or distributions that they receive. See “Item 4. Information on the Company—History and Development of the Company.” Based on the above, we have determined that we are the primary beneficiary of P3A and have consolidated its financial results.
     Accounts Receivable
          An allowance for doubtful accounts is recorded in the period in which a loss is determined not to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is written off after all collection efforts have ceased. Our ability to make an accurate assessment of our allowance for doubtful accounts is impacted by various factors such as rapid changes in the business environment that will affect our customers’ ability to pay us and the need to exercise judgment in assessing conditions that may indicate troubled collection.
     Property, Plant and Equipment, Intangible Assets and Other Assets (“Long-lived Assets”)
          In addition to the original cost of long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142 provides that intangible assets that have finite lives will be amortized over their estimated useful lives. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. In estimating the useful lives and impairment events relating to our long-lived assets, we considered factors such as the intended use of such assets, technological advancements in similar long-lived assets and market conditions that could affect our ability to recover the carrying value of our long-lived assets. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.
     Revenue Recognition
          The Group’s primary business activity is to produce and sell corn seeds, sheep breeding products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.
          More specifically, the Group’s sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products which generally occurs at shipping point. Other than warranty obligations, the Company does not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. The Company generally does not accept sales returns and does not provide customers with price protection. The Company assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Company records revenue related to product sales upon delivery of the product to the customers.
          For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, the contingent fee is initially recorded as deferred revenue and recognized as revenue only when the growth criteria are met, provided all other revenue recognition criteria are met, which generally takes place within one month of delivery of the seedlings.
     Income Taxes
          The Group accounts for income tax using the balance sheet method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
           On March 16, 2007, the National People’s Congress enacted the new EIT law, which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign invested enterprises, or FIEs. The new EIT law adopted a unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible for tax holidays and are grandfathered by the new EIT law. The new EIT law did not provide detailed implementation and administrative rules and regulations; hence, at the time of the release of the new EIT law on March 16, 2007, there was uncertainty as to the financial impact, if any, that it would have on us. We determined that the impact of the new EIT law was not reasonably determinable upon the release of the new EIT law. After considering the facts and circumstances, including an assessment of our corporate structure and tax planning strategies, we continued to use a zero percent tax rate (i.e. full tax exemption) in accounting for Agria China's income and deferred taxes since the tax exemption was previously approved by the local taxation authorities. Subsequently on December 28, 2007, the Circular of the State Council on the Implementation of Transitional Preferential Policies for Enterprise Income Tax (“Implementation Rules”) was issued to provide guidance on the transitional rules for preferential taxation policies (including tax exemption periods). Based on the Implementation Rules, an enterprise that originally enjoyed the preference of regular tax reduction or exemption becomes subject to a 25% enterprise income tax rate beginning on January 1, 2008 if the enterprise is established after March 16, 2007. The Implementation Rules shortened Agria China's full exemption from enterprise income tax from a three year period (fiscal 2007 to fiscal 2009) to a one year period (fiscal 2007). As a result, we assessed the impact of the Implementation Rules and determined that Agria China would be subject to a 25% tax rate commencing January 1, 2008.

     Contingencies
          Our consolidated affiliated entity, P3A, has been exempted from enterprise income tax since 2002 based on the approval received from the local tax authority in Shanxi. P3A expects to continue to enjoy this income tax exemption until its exemption status is modified or repealed by the relevant tax authority based on our legal counsel’s assessment of the existing PRC tax law.
     Uncertainty on Income Taxes
          In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), which became effective on January 1, 2007 for the Group. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007.
Result of Operations
          The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2005		2006		2007
		% of		% of			% of
	RMB	Revenues	RMB	Revenues	RMB	$	Revenues
			(In thousands, except percentages)
Revenues:
Corn seeds	245,601	63.9%	245,634	50.2%	343,743	47,123	51.2%
Sheep breeding	119,468	31.1	193,054	39.4	255,508	35,027	38.1%
Seedlings	19,020	5.0	51,015	10.4	71,505	9,802	10.7%

Total revenues	384,089	100.0%	489,703	100.0%	670,756	91,952	100%

Cost of revenues:
Corn seeds	(147,723)	(38.5)%	(144,730)	(29.5)%	(203,709)	(27,926)	(30.4)%
Sheep breeding	(37,716)	(9.8)	(52,287)	(10.7)	(72,716)	(9,968)	(10.8)
Seedlings	(5,932)	(1.5)	(10,357)	(2.1)	(20,459)	(2,805)	(3.1)

Total cost of revenue	(191,371)	(49.8)%	(207,374)	(42.3)%	(296,884)	(40,699)	(44.3)%

Gross profit	192,718	50.2%	282,329	57.7%	373,872	51,253	55.7%

Operating (expenses) income:
Selling expenses	(11,349)	(3.0)%	(14,031)	(2.9)%	(36,443)	(4,996)	(5.4)%
General and administrative	(4,199)	(1.0)	(7,472)	(1.5)	(25,723)	(3,526)	(3.8)
Research and development	(2,974)	(0.8)	(3,746)	(0.8)	(3,080)	(422)	(0.5)
Government grants	150	0.0	80	0.0	—	—	—

Total operating expenses	(18,372)	(4.8)%	(25,169)	(5.2)%	(65,246)	(8,944)	(9.7)%

Operating profit	174,346	45.4%	257,160	52.5%	308,626	42,309	46.0%
Interest income	218	0.1	280	0.1	8,700	1,193	1.3%
Interest expense	(5,537)	(1.5)	(4,923)	(1.1)	(8,260)	(1,133)	(1.2)%
Exchange gain & loss	—	—	—	—	(7,745)	(1,062)	(1.2)%
Other expense	(7)	0.0	—	—	(680)	(93)	(0.1)%
Other income	60	0.0	1,386	0.3	578	79	0.1%

Income before income tax	169,080	44.0%	253,903	51.8%	301,219	41,293	44.9%
Income tax	—	—	—	—	(159,001)	(21,797)	(23.7)%

Net income	169,080	44.0%	253,903	51.8%	142,218	19,496	21.2%

     Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
          Revenues. Our total revenues increased by 37% from RMB489.7 million in 2006 to RMB670.8 million ($92.0 million) in 2007, resulting primarily from the increase in revenues from our corn seed segment and sheep breeding segment and, to a lesser extent, our seedling segment.
          Revenues from our corn seed segment increased by 39.9% from RMB245.6 million in 2006 to RMB343.7 million ($47.1 million) in 2007, primarily due to an increase in the selling volume of our proprietary corn seeds by 48.9% from 14,457 tons to 21,531 tons and an increase in the selling volume of our generic corn seeds and other corn seeds by 22.8% from 16,644 tons to 20,442 tons. To increase our production capacity, we expanded the farmland to which we had access for our corn seed production from approximately 16,460 acres in 2006 to approximately 23,000 acres in 2007, and an increase in the average selling price by 3.7% from 2006 to 2007.
          Revenues from our sheep breeding segment increased by 32.4% from RMB193.1 million in 2006 to RMB255.5 million ($35.0 million) in 2007, primarily due to (1) an increase of RMB47.2 million in revenues from frozen semen, as a result of an increase in sales volume by 22.0% from 20.5 million straws to 25.0 million straws, as we continued to develop the Shanxi and Inner Mongolia markets and expanded into other provinces, as well as an increase in average selling price from frozen semen by 14.5% from 2006 to 2007 and (2) an increase of RMB7.3 million in revenues from Primalights III hybrid sheep, as a result of a significant increase in sales volume of Primalights III hybrid sheep by 22.0% from 26,100 to 31,840.
          Revenues from our seedling segment increased by 40.2% from RMB51.0 million in 2006 to RMB71.5 million ($9.8 million) in 2007, primarily due to (1) a significant increase in sales volumes of our date seedlings; (2) an increase in sales of our white bark pine seedlings; and (3) a change in our product mix to include two new seedling types in 2007.
          Cost of Revenues and Gross Profit. Total cost of revenues increased by 43.2% from RMB207.4 million in 2006 to RMB296.9 million ($40.7 million) in 2007. The increase was due primarily to an increase in the cost of revenues from our corn seed segment and sheep breeding segment and, to a lesser extent, our seedling segment. Our gross profit increased by 32.4% from RMB282.3 million in 2006 to RMB373.9 million ($51.3 million) in 2007.
          Cost of revenues from our corn seed segment increased by 40.8% from RMB144.7 million in 2006 to RMB203.7 million ($27.9 million) in 2007, where gross profit from this segment increased by 38.8% from RMB100.9 million in 2006 to RMB 140.0 million ($19.2 million) in 2007, primarily due to an increase in our sales. Gross margin of this segment in both 2006 and 2007 were similar. The impact of increase in sales mix of proprietary corn seeds was offset by decrease in average selling price of generic and other corn seeds products.
          Cost of revenues from our sheep breeding segment increased by 39.1% from RMB52.3 million in 2006 to RMB72.7 million ($10.0 million) in 2007, which was in line with the increase in revenues from our sheep breeding segment. Gross profit from this segment increased by 29.9% from RMB140.8 million in 2006 to RMB182.8 million ($25.1 million) in 2007 due to the significant increase in sales volume of frozen semen and Primalights III hybrid sheep.
          Cost of revenues from our seedling segment increased by 97.5% from RMB10.4 million in 2006 to RMB20.5 million ($2.8 million) in 2007, primarily due to the increase in depreciation of trees and cost of nutritional and medical materials, as a result of the increase in sales of volume of our existing seedling products and new seedling products. Gross profit from this segment increased by 25.5% from RMB40.7 million in 2006 to RMB51.0 million ($7.0 million) in 2007, to the less extent than increase in revenue, due to the higher percentage of sales of new seedling products with lower profit margins.
     Operating Expenses
          Selling Expenses. Our selling expenses increased by 159.7% from RMB14.0 million in 2006 to RMB36.4 million ($5.0 million) in 2007. This increase resulted primarily from expansion of our sales activities in support of our current and anticipated sales growth.
          General and Administrative Expenses. Our general and administrative expenses increased by 244.3% from RMB7.5 million in 2006 to RMB25.7 million ($3.5 million) in 2007. The increase resulted primarily from (1) amortization of the share-based compensation charges in 2007; (2) increased public company costs; and (3) increased cost of Agria China, including salaries and benefits, depreciation of office buildings and daily operation expenses.
          Research and Development Expenses. Our research and development expenses decreased by 17.8% from RMB3.7 million in 2006 to RMB3.1 million ($0.4 million) in 2007. The decrease was primarily caused by the shift in timing of projects from 2007 to 2008.
          Government Grants. We recognized RMB $80,000 (2007:nil) government grants in 2006. The amount and timing of government grants were determined at the discretion of the relevant government authorities.
          Operating Profit. As a result of the foregoing factors, our operating profit from operations increased by 20.0% from RMB257.1 million in 2006 to RMB 308.6 million ($42.3 million) in 2007.
          Income Before Income Tax. As a result of the foregoing factors, our net income increased by 18.6% from RMB253.9 million in 2006 to RMB301.2 million ($41.3 million) in 2007.
          Income tax. Our income tax increase from nil in 2006 to RMB159.0 million ($21.8 million) in 2007. The increase resulted primarily from the impact of recognizing a deferred income tax expense of RMB157.6 million ($21.6 million) relating to P3A.

     Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
          Revenues. Our total revenues increased by 27.5% from RMB384.1 million in 2005 to RMB489.7 million in 2006, resulting primarily from the increase in revenues from our sheep breeding segment and, to a lesser extent, our seedling segment.
          Revenues from our corn seed segment remained unchanged at RMB245.6 million in 2006 compared with 2005, primarily due to an increase of RMB0.5 million in revenues from our proprietary corn seeds, offset by a decrease of RMB0.5 million in revenues from our generic corn seeds and other corn seeds that we distributed. Sales volume of our proprietary corn seeds increased from 12,310 tons in 2005 to 14,457 tons in 2006. To increase our production capacity, we expanded the farmland to which we had access for our corn seed production from 12,980 acres in 2005 to approximately 16,460 acres in 2006. The increase in sales volume of our proprietary corn seeds was offset by a reduction of the selling price of our proprietary corn seeds due to changes in demand and supply and our effort to expand our market share. The average unit sales price of our proprietary products Primalights III — 591, Primalights III — 391, Primalights III — 891 and Primalights III — 28 decreased by 4.1%, 8.0%, 15.5% and 12.3%, respectively, from 2005 to 2006. The decrease in revenues from non-proprietary corn seeds resulted from a decrease of average selling prices, which was partially offset by the increase in sales volume.
          Revenues from our sheep breeding segment increased by 61.6% from RMB119.5 million in 2005 to RMB193.1 million in 2006, primarily due to (1) an increase of RMB25.1 million in revenues from Primalights III hybrid sheep, as a result of a significant increase in sales volume of Primalights III hybrid sheep, partly offset by a decrease in sales volume of the breeder sheep we sold in 2006; (2) an increase of RMB53.0 million in revenues from frozen semen, as a result of an increase in sales volume as we continued to develop the Shanxi and Inner Mongolia markets and expanded into the Hebei, Shaanxi and Heilongjiang provinces; and (3) an increase of RMB4.2 million in revenues from embryos, as a result of a significant increase in sales volume of embryos.
          Revenues from our seedling segment increased by 168.2% from RMB19.0 million in 2005 to RMB51.0 million in 2006, primarily due to a significant increase of sales volume which was attributable to (1) an increase in sales volume of our date seedlings as we strengthened our marketing efforts; (2) a change in our product mix; and (3) the grafting operations commenced in 2006 which contributed revenues of RMB3.0 million.
          Cost of Revenues and Gross Profit. Total cost of revenues increased by 8.4% from RMB191.4 million in 2005 to RMB207.4 million in 2006. The increase in our cost of revenues was due primarily to the increase in cost of revenues from our sheep breeding segment and, to a lesser extent, our seedling segment. Our gross profit increased by 46.5% from RMB192.7 million in 2005 to RMB282.3 million in 2006.
          Cost of revenues from our corn seed segment decreased by 2.0% from RMB147.7 million in 2005 to RMB144.7 million in 2006, primarily due to the lower percentage of sales of third-party corn seeds that we distributed in 2006. Third party corn seeds generally have had higher cost of revenues than other corn seed products. Gross profit from this segment increased by 3.1% from RMB97.9 million in 2005 to RMB100.9 million in 2006 primarily due to the increased weight of sales of proprietary corn seeds which yielded higher profit margins than generic seeds, partly offset by the reduction in the selling prices of proprietary corn seeds.
          Cost of revenues from our sheep breeding segment increased by 38.7% from RMB37.7 million in 2005 to RMB52.3 million in 2006, primarily due to the increase in cost of feeds and depreciation of purebred foreign sheep and buildings, as a result of the increase in sales volume of Primalights III hybrid sheep and frozen semen. Gross profit from this segment increased by 72.2% from RMB81.8 million in 2005 to RMB140.8 million in 2006 due to the significant increase in sales volume of frozen semen and Primalights III hybrid sheep.
          Cost of revenues from our seedling segment increased by 76.3% from RMB5.9 million in 2005 to RMB10.4 million in 2006, primarily due to the increase in depreciation of trees and cost of nutritional and medical materials, as a result of the increase in sales volume of seedlings. Gross profit from this segment increased by 210.7% from RMB13.1 million in 2005 to RMB40.7 million in 2006 due to an increase in sales volume of Primalights #1 and Primalights #2 date seedlings and the commencement of our grafting operations.
     Operating Expenses
          Selling Expenses. Our selling expenses increased by 23.6% from RMB11.3 million in 2005 to RMB14.0 million in 2006. This increase resulted primarily from an increase of RMB2.1 million in salaries and benefits for our sales personnel, which was primarily caused by an increase in the commissions that we paid due to an increase in our sales volume.

          General and Administrative Expenses. Our general and administrative expenses increased by 78.6% from RMB4.2 million in 2005 to RMB7.5 million in 2006. The increase resulted primarily from (1) an increase of RMB1.4 million in corporate expense which was in line with the expansion of business; (2) an increase of RMB0.8 million in salaries and benefits for our administrative, finance and human resources personnel; and (3) an increase of RMB0.6 million in travel expenses.
          Research and Development Expenses. Our research and development expenses increased by 26.0% from RMB3.0 million in 2005 to RMB3.7 million in 2006. The increase was primarily caused by (1) our increased spending on developing new products in cooperation with our research and development partners from RMB2.7 million in 2005 to RMB3.0 million in 2006; and (2) an increase in the salaries and benefits of our research and development personnel from RMB0.3 million in 2005 to RMB0.7 million in 2006.
          Government Grants. We received RMB0.2 million government grants in 2005, as compared with RMB80,000 government grants received in 2006. The amount and timing of government grants were determined at the discretion of the relevant government authorities.
          Operating Profit. As a result of the foregoing factors, our operating profit from operations increased by 47.5% from RMB174.3 million in 2005 to RMB257.1 million in 2006.
          Net Income. As a result of the foregoing factors, our net income increased by 50.2% from RMB169.1 million in 2005 to RMB253.9 million in 2006.
B. Liquidity and Capital Resources
          Our principal source of liquidity has been cash generated from operating activities and financing activities, consisting of proceeds from our initial public offering in November of 2007, bank borrowings and loans from related parties. As of December 31, 2007, we had RMB1.4 billion ($190.2 million) in cash and cash equivalents, which is the main component of our current assets. Our cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal or use. Although we consolidate the results of P3A, we can only receive cash payments from P3A pursuant to our contractual arrangements with P3A and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders.”
          Inventories and accounts receivable are the other two principal components of our current assets. Our inventories were RMB58.0 million and RMB59.9 million ($8.2 million) as of December 31, 2006 and 2007, respectively. Our inventories increased by RMB1.9 million ($0.3 million) from December 31, 2006 to December 31, 2007, primarily due to an increase of RMB 8.8 million of our seedling products, The increase was partly offset by decrease of RMB 6.7 million of our corn seeds products inventory, primarily due to the increase in sales of our corn seeds products in 2007.
          Our accounts receivable were RMB156.4 million and RMB200.8 million ($27.5 million) as of December 31, 2006 and 2007, respectively. The increase was primarily due to (1) an increase in our sales of corn seeds and sheep breeding products; (2) the shift in our payment terms for sales of seedlings and sheep breeding products. In 2006, when selling seedling and sheep breeding products, we generally required our customers to make variable upfront payments, which may be up to 100% of the purchase prices; starting from 2007, in order to maintain our market share and competitive position, we no longer require such upfront payments from our major customers and our long-term customers.
          We incurred capital expenditures of RMB70.5 million ($9.3 million) and RMB178.9 million ($24.5 million) in 2006 and 2007, respectively. Our capital expenditures were made primarily to acquire land use rights for our production base, fixed assets, other assets and technologies. Our capital expenditures are primarily funded by cash provided from operating activities.
          We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations and the net proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that we may pursue, or any other amounts we may to pay in the class action lawsuits against us. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Any sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
          The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	$
		(In thousands)
Net cash provided by operating activities	140,447	162,051	259,388	35,559
Net cash used in investing activities	(99,130)	(51,309)	(196,356)	(26,918)
Net cash (used in)/provided by financing activities	(32,849)	(97,437)	1,296,144	177,686
Effect of exchange rate changes on cash	—	—	(14,805)	(2,030)
Net increase in cash and cash equivalents	8,468	13,305	1,344,371	184,297
Cash and cash equivalents at the beginning of the year	21,009	29,477	42,782	5,865
Cash and cash equivalents at the end of the year	29,477	42,782	1,387,153	190,162
     Operating Activities
          Net cash provided by operating activities in the year ended December 31, 2007 was RMB259.4 million ($35.6 million), resulting primarily from (1) our net income of RMB142.2 million ($19.5 million), (2) an add-back of non-cash expenses including deferred taxation of RMB157.0 million ($21.5 million), depreciation of fixed assets and other assets of RMB11.2 million ($1.5 million) and amortization of share-based compensation charge of RMB 13.3 million ($1.8 million) respectively and (3) an increase in our other payables and accruals of RMB14.3 million ($2.0 million) as a result of increase in salary of RMB 2.7 million ($0.37 million) and increase in business tax payable of RMB3.1 million ($0.4 million). The foregoing effects were offset in part by (1) an increase in accounts receivable of RMB40.9 million ($5.6 million) due to a significant increase in our sales and the longer credit terms provided to selected customers in order to attract bigger orders from them, (2) a decrease of RMB18.2 million ($2.5 million) in accounts payable due primarily to the decrease in our inventory purchases and (3) an increase in prepayments and other current assets of RMB24.5 million ($3.4 million) primarily due to the prepayment made for a research and development project and an acquisition of corn seeds.
          Net cash provided by operating activities in 2006 was RMB162.1 million. Net cash provided by our operating activities in 2006 resulted primarily from (1) our net income of RMB253.9 million, (2) an add-back of non-cash expenses including depreciation of fixed assets and other assets of RMB8.9 million and amortization of intangible assets of RMB4.5 million, respectively, and (3) a decrease in our inventories of RMB24.7 million as a result of the increase in our sales of corn seeds and seedlings and the decrease in our inventory purchases from farmers in order to lower our storage costs. The foregoing effects were offset in part by (1) an increase in accounts receivable of RMB90.8 million due to a significant increase in our sales and the longer credit terms provided to selected customers in order to attract bigger orders from them, (2) a decrease of RMB29.2 million in accounts payable due primarily to the decrease in our inventory purchases from farmers and (3) an increase in prepayments and other current assets of RMB14.5 million primarily due to the increase in advances to village collectives.
          Net cash provided by operating activities in 2005 amounted to RMB 140.5 million. Net cash provided by our operating activities in 2005 resulted primarily from (1) our net income of RMB169.1 million, (2) an add- back of non-cash expenses including depreciation of fixed assets and other assets of RMB8.1 million and amortization of intangible assets of RMB3.3 million, respectively, (3) an increase in accounts payable of RMB38.7 million due to the increase in our inventory purchases from farmers and (4) an increase in accrued expenses and other expenses of RMB2.8 million due to the unpaid sales commission and directors’ bonus. The foregoing effects were offset by other factors, including an increase in accounts receivable of RMB50.7 million due to a significant increase in our sales, and an increase in inventory of RMB40.0 million.
     Investing Activities
          Net cash used in investing activities for the year ended December 31, 2007 was RMB196.4 million ($26.9 million), due primarily to (1) cash outflows for purchases of fixed assets and other assets of RMB67.6 million ($9.3 million) and (2) acquisition of intangible assets such as land use rights and technology of RMB119.1 million ($16.3 million).

          Net cash used in investing activities in 2006 was RMB51.3 million, due primarily to the cash outflows from purchases of fixed assets and other assets of RMB43.7 million, and acquisition of intangible assets such as land use rights and technology of RMB16.2 million. These cash outflows were offset in part by our receipt of proceeds of RMB9.5 million from the disposal of fixed assets and other assets.
          Net cash used in investing activities was RMB99.1 million in 2005, resulting primarily from cash outflows from acquisition of intangible assets such as land use rights and technology of RMB61.8 million, and purchases of fixed assets and other assets of RMB37.4 million.
     Financing Activities
          Net cash provided by our financing activities was RMB1,296.1 million ($177.7 million) for the year ended December 31, 2007, resulting primarily from (1) the net proceeds from our initial public offering of RMB 1,333.0 million ($182.3 million), (2) the net proceeds from issuance of preferred shares and ordinary share redemption rights of RMB 76.2 million ($10.4 million) and (3) the proceeds of bank borrowings of RMB 34.8 million ($4.8 million). These cash inflows were partly offset by (1) our repayment of bank loans of RMB58.0 million ($8.0 million), (2) our dividend payment of RMB 56.8 million ($7.8 million) and (3) a decrease in amounts due to shareholders of RMB30.0 million ($4.1 million) as a result of our repayment of a shareholder’s loan.
          Net cash used in our financing activities was RMB97.4 million in 2006, resulting primarily from our dividend payment to shareholders of RMB110.4 million, and our repayment of bank loans and loans from P3A’s record shareholders of RMB22.3 million and RMB10.0 million, respectively. These cash outflows were partly offset by new bank loans of RMB45.3 million.
          Net cash used in our financing activities amounted to RMB32.8 million in 2005. Net cash used in financing activities in 2005 resulted primarily from our dividend payment to shareholders of RMB24.3 million, and our repayment of bank loans and loans from record shareholders of P3A of RMB24.3 million and RMB10.8 million respectively. These cash outflows were partly offset by new bank loans of RMB26.5 million.
C. Research and Development, Patents and Licenses, etc.
Research and Development
          We spent RMB3.0 million in 2005, RMB3.7 million in 2006, and RMB3.1 million ($0.4 million) in 2007 on company-sponsored research and development. We believe that our future success depends on our ability to provide high quality and advanced products to our customers. We place strong emphasis on research and development to enhance the quality and competitiveness of our products. We conduct research and development through both our in-house research and development team and in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies from third parties.
          Our own research and development team consists of 20 research professionals and staff, among which 17 have advanced degrees including four with doctoral degrees. Our research and development professionals and staff are specialized in areas including agricultural biotechnology, livestock husbandry and forestry. For example, our chief scientist for our corn seed segment, Dr. Keming Zhao, has received numerous scientific awards at the provincial and national level and has been awarded a research fellowship by the State Council. Dr. Zhao is also a member of the National Corn Committee and the chief consultant for the Shanxi Committee of Corn Experts. Our chief scientist for our sheep breeding segment, Dr. Jianxin Zhang, is a director for the China Sheep Society and a director of the China Society of Ecological Environment. Dr. Zhang holds a Ph.D. degree in animal genetics from the College of Husbandry at the Shanxi University of Agricultural Sciences. The head of P3A’s research and development team, Ligang Kuang is a vice chair of the Shanxi Academy of Forestry, a vice chair of the Shanxi Association of Dates and a director of the Shanxi Forestry Society. Mr. Kuang holds one patent, nine scientific awards and has published numerous scientific papers. We plan to establish a new research and development facility in Beijing to broaden our market reach and to produce more commercially attractive products. Our in-house research and development team has developed some of our proprietary technologies. See “—Intellectual Property.”
          We collaborate with a number of universities and research institutions to develop advanced technologies, including Shanxi Agriculture University, Shanxi Livestock Breeding Center, Shanxi Academy of Agriculture Sciences Institute of Crop Sciences, Shanxi Academy of Agricultural Sciences Institute of Animal Sciences, the Genetics Research Institute of Shanxi Agriculture Academy, the Chinese Academy of Forestry, the Forestry College of Shanxi Agricultural University and Henan Agricultural University. Our past efforts with these research institutes and organizations have resulted in the development of new varieties of corn seeds, new and advanced corn growing and sheep breeding technologies, technologies for growing seedlings and various auxiliary technologies. See “—Intellectual Property.”
Intellectual Property
          Many elements of our proprietary information, such as production processes, technologies, know-how and data, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks, and confidentiality agreements with employees and third parties to protect our intellectual property.
     Corn Seeds
          We have proprietary rights to four types of corn seed including Primalights III — 891, Primalights III — 591, Primalights III — 391 and Primalights III — 28, of which we developed Primalights III — 28, and acquired the other three types. New crop seeds must pass examination and approval by national or provincial governmental authorities before they are marketed and distributed. The examination and approval committees usually consist of professionals and experts from the agricultural and forestry government agencies. Primalights III — 891, Primalights III — 591, Primalights III — 391 and Primalights III — 28 have passed the examination and approval from the Shanxi Crop Variety Examination and Approval Committee. We have approximately 22 types of corn seed that are currently being tested and verified by the Shanxi provincial agricultural authorities. Once they pass the test and verification, these types of corn may be marketed and distributed in Shanxi.
     Sheep Breeding
          Through self-development or collaboration with research institutes, we own 21 sheep breeding technologies and technical know-how that relate to semen cryogenics, MOET, AI, molecular marker technologies in sheep breeding, sex identification of embryos, diet formulation, and disease prevention. These technologies and accumulated valuable technical know-how allow us to ensure the quality of our sheep breeding products and to maximize productivity in various stages of sheep breeding process.
     Seedlings
          We have tissue culture technologies for the propagation of raspberry, blackberry and date seedlings through collaborations with the Chinese Academy of Forestry and the Forestry College of the Shanxi Agricultural University.
          While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
D. Trend Information
          Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Commitments and Arrangements
          We have guaranteed a short-term bank loan in the amount of RMB 2.0 million extended to Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd., or Taiyuan Baojia, on December 31, 2007. We did not receive any fee for providing the guarantee. The bank loan was repaid in January 2008 and the guarantee was released at that time. Taiyuan Baojia is a subsidary of Taiyuan Relord
          We have guaranteed a short-term bank loan in an amount of RMB1.5 million extended to Taiyuan Relord on December 31, 2006 and a short-term bank loan in an amount of RMB2.0 million extended to Taiyuan Baojia on December 31, 2006. These bank loans were repaid and the guarantees were released subsequent to December 31, 2006. Such off-balance sheet arrangements were not material to our liquidity, capital resources, market risk support, credit risk support or other benefits. We did not have any revenues, expenses or cash flows arising from providing such guarantees, and the termination of such arrangements did not have any material effect on us. The maximum amount of undiscounted payments we would have had to make in the event of default by the borrowers was RMB3.5 million as of December 31, 2006. In accordance with FIN 45 “Guarantor’s Accounting and Disclosure

Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” a guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. We have determined the fair value of the guarantees in each of the periods to be insignificant. Accordingly, we have not recorded any liabilities for these guarantees as of December 31, 2006 and 2007.
          We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations as of December 31, 2007:

		Payment Due by December 31,
	Total	2008	2009	2010	2011	Thereafter
			(in RMB thousands)
Short-term borrowings(1)	15,160	15,160	—	—	—	—
Operating lease obligations(2)	366,628	291,280	44,431	664	430	29,823
Purchase obligations(3)	485,734	89,558	53,708	41,708	40,925	259,835
Other long-term liabilities reflected on the balance sheet(4)	8,792	—	204	204	204	8,180

Total	876,314	395,998	98,343	42,576	41,559	297,838

(1)	Includes short term borrowings, current portion of long-term debt and future interest obligations.

(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.

(3)	Represents commitments for the purchase of corn seeds, acquired intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2006 or 2007, as we have not received related goods or services or taken title to the properties.

(4)	Represents commitments for the purchase of land use rights in Shihou.
          Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2006 and 2007.
G. Safe Harbor
          This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. The accuracy of these statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the following risks and uncertainties:
          We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

H. Recently Issued Accounting Pronouncements
          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Group is currently assessing the impact, if any, that SFAS 157 will have on its consolidated financial statements.
          In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact of this new standard on its consolidated financial statements.
          In March 2007, the EITF released Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC has indicated that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
          On December 4, 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141 (R)”). In comparison to current practice in US GAAP, the most significant changes to business combination accounting pursuant to SFAS 141(R) include requirements to:
(i)	Recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity.

(ii)	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date.

(iii)	Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

(iv)	With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values.

(v)	Capitalize in-process research and development (IPR&D) assets acquired.

(vi)	Expense, as incurred, acquisition-related transaction costs.

(vii)	Capitalize acquisition-related restructuring costs only if the criteria in SFAS 146 are met as of the acquisition date.

(viii)	Recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.
          SFAS 141 (R) is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
          On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

          In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133 (“SFAS 161”). SFAS161 requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
          In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	44	Chairman of the Board
Zhaohua Qian	41	Director
Gary Kim Ting Yeung	42	Director/Chief Financial Officer
Geoffrey Duyk	49	Director
Terry McCarthy	64	Independent Director
Shangzhong Xu	57	Independent Director
Jiuran Zhao	45	Independent Director
Kenneth Hua Huang	46	Chief Executive Officer
Juliana H. Xu	32	Chief Technology Officer
Weizhong Wang	45	Chief Strategy Officer
Zhixin Xue	45	President of P3A
          Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007, and served as our co-chief executive officer from September 2007 to June 2008. Mr. Lai is also a director of Brothers Capital Limited, which is our largest shareholder. In 2002, Mr. Lai founded Ace Choice Management Limited, a company that specializes in promoting business and investment activities between the PRC and other countries. From 2000 to 2002, Mr. Lai was managing director of Shenzhen Keding Venture Capital Management Co., Ltd., a venture investment management company. Mr. Lai is the chairman of the audit and nomination committees and a member of the remuneration committee of KXD Digital Entertainment Ltd., a Singapore-listed company that manufactures and sells audiovisual entertainment products. Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and is a certified public accountant in Australia.
          Mr. Zhaohua Qian has served as our director since May 2007. Mr. Qian is also a director and the president of Brothers Capital Limited, which is our largest shareholder. Mr. Qian has served as the president of Ace Choice Management Limited since 2002. He is a director of the Husbandry Association of China. Mr. Qian holds a bachelor’s degree in computer science from University of Science and Technology of Beijing.
          Mr. Gary Kim Ting Yeung has served as our chief financial officer since February 2007 and as our director since September 2007. Prior to joining us, Mr. Yeung was an audit senior manager at PricewaterhouseCoopers, or PwC. Mr. Yeung worked at PwC from 1991 until January 2007. While at PwC, Mr. Yeung participated in various assignments, including statutory annual audits, financial due diligence and preparing PRC companies for listings of their shares on overseas markets such as the United States, Hong Kong and Singapore. Mr. Yeung is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Yeung holds a bachelor’s degree in accounting from the University of Ulster.
          Dr. Geoffrey Duyk has served as our director since August 2007. He is a managing director of TPG Growth. From 1996 to 2003, Dr. Duyk was president of research & development and a director of Exelixis Inc. From 1993 to 1996, he was one of the founding scientific staff at Millennium Pharmaceuticals. Prior to that, Dr. Duyk was an assistant professor at Harvard Medical School in the Department of Genetics and an assistant investigator at the Howard Hughes Medical Institute. Dr. Duyk is a council member of the National Human Genome Research Institute at the National Institutes of Health. He also serves on the scientific advisory boards of the NHGRI DNA Sequencing Advisory Panel; the KOMP Global Mouse TKO project (as chair), Expressed Sequenced Consortium; Advisory Panel Cancer Genome Anatomy Project (as co-chair); Program in Genomics Applications (NHBLI); the Bioethics Advisory Group at Case Western Reserve University; the Spinal Muscular Atrophy Foundation; WIL Laboratories; VLST; and FoldRx. Dr. Duyk holds a bachelor’s degree from Wesleyan University and Ph.D. and M.D. degrees from Case Western Reserve University.
          Mr. Terry McCarthy has served as an independent director since September 2007. He has been the chairman of audit committee for Solarfun Power Holdings, LTD since 2006, a NASDAQ listed company, as well as a director of another privately held company based in China. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. From 1993 to 1995, he managed a national reengineering program and software development project for Deloitte and participated in the acquisition and development of Deloitte’s tax software company. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was deputy managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Silicon Valley in California, where he was an audit partner and president when the firm was sold to Touche Ross in 1985. From 1972 to 1976, he held several audit positions at Hurdman & Cranstoun, CPAs, including senior audit manager working with SEC and privately held clients. He received a bachelor’s degree from Pennsylvania State University, an MBA degree from the University of Southern California and a master’s degree in taxation from Golden Gate University.
          Dr. Shangzhong Xu has served as our independent director since September 2007. Dr. Xu has been the director of the Research Institute of Genetic Breeding and a researcher at the Beijing Research Institute of Husbandry Veterinary Science of the Chinese Agricultural Scientific Academy since 1978. Dr. Xu specializes in animal genetic breeding and its industrialization, breeding planning, breeder evaluation and marker genes. He established the open nucleus breeding system to conduct breeding selection. Dr. Xu has also been the managing director of the Generic Breeding Branch and Genetic Marker Branch of the China Husbandry Veterinary Science Association since 1989. Dr. Xu received his Ph.D degree in animal genetic breeding from Beijing Agricultural University and took advanced courses at Michigan State University.
          Dr. Jiuran Zhao has served as our independent director since September 2007. Since 1997, Dr. Zhao has served as the managing director of the Maize Center of the Agricultural and Forestry Scientific Research Academy in China. From 1986 to 1997, Dr. Zhao worked at the Crop Center of the Agricultural and Forestry Scientific Research Academy, where he began as a researcher, became a vice director and later became the director. Dr. Zhao specializes in the genetic breeding and industrialization of maize and other varieties of crops as well as DNA fingerprint techniques. He is also an agricultural consultant to the Beijing municipal government, the director of the maize expert group of Ministry of Culture of China, a vice director of the China Crop Association, the leader of the National Maize Cultivation Group, a member of the Examination Committee of the Plantation New Variety of Ministry of Culture and an expert for The International Union for the Protection of New Varieties of Plants. Dr. Zhao received his Ph.D. degree in crop generic breeding from China Agricultural University.
          Mr. Kenneth Hua Huang has served as our chief executive officer since June 2008. He served as our co-chief executive officer from July 2007 to June 2008. Prior to joining us, from September 2005 to June 2007, Mr. Huang was the chief representative in China at Union Switch & Signal Inc., a wholly-owned subsidiary of Ansaldo Signal N.V. engaged in the design and manufacturing of railroad equipment and systems, where he established the company’s office in China and served as the head of its China operations. From 2002 to 2005, Mr. Huang served as the country sales manager of GE Rail China. From 2000 to 2002, Mr. Huang was a senior vice president in charge of all sales and operations at 8848.net (China), Ltd., a company that provides business-to-business and business-to-consumer e-commerce services in China. Mr. Huang holds a bachelor’s degree in communications from Xi’an Jiaotong University and a master’s degree in computer application from Beijing Agriculture University.

          Dr. Juliana H. Xu has served as our chief technology officer since September 2007. Prior to joining us, from 2004 to 2005, she was a research scientist at Avon Products Inc.’s global research and development center where she led a team in charge of developing products for the Asian market. She also worked at Tianjin Biochip Co., Ltd., a biotech company, in 2007 prior to joining us. Dr. Xu received her bachelor of science in biochemistry from Grove City College, Pennsylvania, an MBA degree from Hong Kong University of Science and Technology and a Ph.D. degree in molecular biology from Cornell University.
          Dr. Weizhong Wang has served as our chief strategy officer since September 2007. From 2000 to 2007, Dr. Wang served as chairman and president of Denong Seed Science and Technology Development Company, a company that engages in the development, production and marketing of corn, rice, cotton and other agricultural products in China. Dr. Wang holds a Ph.D. degree in agricultural economics from the Chinese Academy of Agriculture.
          Mr. Zhixin Xue has served as the president of P3A since May 2008. Mr. Xue resigned as our chief operating officer and director in March 2008 after serving as our chief operating officer since June 2007 and as our director since August 2007. Mr. Xue also serves as the chairman of the board of Taiyuan Relord, one of the former shareholders of P3A. Mr. Xue was selected as one of the “National Outstanding Entrepreneurs” in 2005, was named as one of the “Outstanding Entrepreneurs of Shanxi Province” in 2005 and one of the “Outstanding Entrepreneurs of Taiyuan” successively from 2002 to 2005 by the local governments. Mr. Xue is a member of the Shanxi Committee of the Chinese People’s Political Consultative Conference, a political advisory body in China. Mr. Xue holds a bachelor’s degree in medicine from Shanxi Medical College.
Employment Agreements
          We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. A senior executive officer may, upon one-month advance written notice, terminate his or her employment if there is a material reduction in his or her authority, duties and responsibilities, if there is a material reduction in his or her salary or if such resignation is approved by our board of directors. Furthermore, we may, upon advance written notice, terminate a senior executive officer’s employment at any time without cause. Each senior executive officer is entitled to certain benefits upon termination without cause as is expressly required by the jurisdiction in which the executive is based.
          Each senior executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors. Each officer also agreed not to compete with the business (as defined in the employment agreement) of our company for a period of two years after he ceases to be employed by our company.
B. Compensation of Directors and Executive Officers
          For the year ended December 31, 2007, we incurred an aggregate of approximately RMB2.1 million ($0.3 million) in cash to our executive officers and directors, and we incurred an aggregate of approximately RMB0.1 million ($0.01 million) in cash to our non-executive directors.
Share Incentives
          2007 Share Incentive Plan. We have adopted a 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon exercise of awards granted under our plan, plus an increase of 5,000,000 shares when and if the 15,000,000 ordinary shares plan has been fully used pursuant to the awards granted under the plan and the board approves such increase.
          The following table summarizes, as of the date of December 31, 2007, the options granted to our directors and executive officers and other individuals as a group.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	($/Share)	Date of Grant	Date of Expiration
Zhaohua Qian	600,000	2.40	July 4, 2007	July 4, 2017
Zhixin Xue	600,000	2.40	July 19, 2007	July 4, 2017
Kenneth Hua Huang	600,000	2.40	July 19, 2007	July 4, 2017
Gary Kim Ting Yeung	600,000	2.40	July 4, 2007	July 4, 2017
Gary Kim Ting Yeung	200,000	3.80	December 7, 2007	December 7, 2017
Juliana H. Xu	600,000	2.40	July 19, 2007	July 4, 2017
Weizhong Wang	400,000	2.40	July 19, 2007	July 4, 2017
Xu Shangzhong	35,000	3.80	December 7, 2007	December 7, 2017
Lai Guanglin	1,000,000	3.80	December 7, 2007	December 7, 2017
Zhao Jiuran	35,000	3.80	December 7, 2007	December 7, 2017
Terry McCarthy	48,500	5.21	December 7, 2007	December 7, 2017
Other individuals as a group	2,500,000	2.40	July 19, 2007	July 4, 2017
	1,552,000	4.80	July 19, 2007	July 4, 2017
	140,000	3.80	December 7, 2007	December 7, 2007
	210,000	4.80	December 7, 2007	December 7, 2007
Total	9,120,500
          In June 2008, Messrs. Lai, Qian and Xue agreed to contribute their options to purchase a total of 2,200,000 ordinary shares to a new management retention plan to be established for the benefit of our employees, including employees of P3A.
          The following paragraphs summarize the terms of our 2007 Share Incentive Plan:
          Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.
          Award Agreements. Options and other share incentives granted under our plan are evidenced by an award agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement also provides that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.
          Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.
          Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction, provided that the grantee’s continuous service with us shall not be terminated before that date.
          Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.
          Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule. The share options have a vesting term of two to four years.
          Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.
          Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

C. Board Practices
          Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.
Committees of the Board of Directors
          We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
          Audit Committee. Our audit committee consists of Mr. Terry McCarthy, Dr. Jiuran Zhao and Dr. Shangzhong Xu, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. McCarthy is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.
          Compensation Committee. Our compensation committee consists of Mr. Zhaohua Qian, Dr. Jiuran Zhao and Dr. Shangzhong Xu. Dr. Zhao and Dr. Xu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Qian will be the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	reviewing and recommending to the board total compensation packages for our senior executives;

•	approving and overseeing the total compensation packages for our chief executive officer;

•	reviewing and recommending director compensation to the board; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

          Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Dr. Shangzhong Xu, Mr. Terry McCarthy and Dr. Jiuran Zhao, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Dr. Xu is the chair of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting qualified individuals to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
•	selecting and recommending nominees for election or re-election to the board or appointments to fill any vacancy;

•	annually reviewing with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	periodically advising the board with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Duties of Directors
          Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.
Terms of Directors and Officers
          Our officers are elected by and serve at the discretion of the board of directors. Our current directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. Our independent director, Mr. Terry McCarthy is subject to an initial term of two years, and the other two independent directors, Dr. Jiuran Zhao and Dr. Shangzhong Xu, are not subject to a term of office after their appointments become effective. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or become of unsound mind.
D. Employees
          We had 233, 283 and 422 employees as of December 31, 2005, 2006 and 2007, respectively. The table sets forth the number of employees by area of business as of December 31, 2007:

	Number of full-time	Percentage of Total
	Employees	Employees
Seed Department	105	25%
Breeding Department	117	27%
Seedling Department	100	24%
Administration	100	24%
Total	422	100%

          We consider our relations with our employees to be good generally. If we lose the services of one of more of our key management personnel, including P3A management personnel, and are unable to find suitable replacements, our operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings—Payment of Cash and Shares by BCL to P3A Management Team.”

E. Share Ownership
          The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this report, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.
          The calculations in the shareholder table below are based on 126,400,000 ordinary shares issued and outstanding as of the date of this report. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of the report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	48,522,000	38.4
Zhaohua Qian(4)	48,522,000	38.4
Kenneth Hua Huang	*	*
Gary Kim Ting Yeung	*	*
Juliana H. Xu	*	*
Weizhong Wang	*	*
Zhixin Xue(5)	21,943,040	17.4
All directors and executive officers as a group(6)	70,465,040	55.7
Principal Shareholders:
Brothers Capital Limited(7)	48,522,000	38.4
Investment funds affiliated with TPG, represented by TPG Growth AC Ltd. and TPG Biotech II, Ltd.(8)	8,650,000	6.8
Dubai Investment Group L.L.C.(9)	6,600,000	5.2

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 102,400,000, being the number of ordinary shares outstanding as of this annual report, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report, if any.

(3)	Includes 48,522,000 ordinary shares owned by BCL, a British Virgin Islands company of which Mr. Lai is a director, and BCL's wholly owned subsidiaries. The business address of Mr. Lai is Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancun Haidian District, Beijing 100081, People’s Republic of China. BCL is in the process of transferring a total of 27,808,000 ordinary shares to P3A’s key management team, which consists of Messrs. Zhixin Xue, Lv Yan and Mingshe Zhang. This transfer is expected to be completed within 60 days of the date of this report.

(4)	Includes 48,522,000 ordinary shares held by BCL, of which Mr. Qian is a director and the president, and BCL's wholly owned subsidiaries. Mr. Qian disclaims beneficial ownership of these shares. The business address of Mr. Qian is Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancun Haidian District, Beijing 100081, People’s Republic of China.

(5)	Includes 21,943,040 ordinary shares that BCL is in the process of transferring to Mr. Xue, which transfer is expected to be completed within 60 days of the date of this report.

(6)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(7)	Includes 48,522,000 ordinary shares held by BCL, a company incorporated in the British Virgin Islands with two directors, Guanglin Lai and Zhaohua Qian, and BCL's wholly owned subsidiaries. The registered address of BCL is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)	Includes 4,170,000 ordinary shares and 1,600,000 ordinary shares convertible from series A preferred shares held by TPG Growth AC Ltd. and 2,080,000 ordinary shares and 800,000 ordinary shares convertible from series A preferred shares held by TPG Biotech II, Ltd. TPG Biotech II, Ltd. is a company incorporated in the Cayman Islands, whose sole shareholder is TPG Biotechnology Partners II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotech Advisors II, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. TPG Growth AC Ltd. is a company incorporated in the Cayman Islands, whose sole shareholder is TPG Star, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star GenPar, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, whose managing member is TPG Ventures Partners, L.P., which is managed by its general partner, TPG Ventures Professionals, L.P., which is managed by its general partner, Tarrant Advisors, Inc., whose sole shareholder is Tarrant Capital Advisors, Inc., whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	Dubai Investment Group L.L.C. is a company incorporated in United Arab Emirates and controlled by Saud Ahmad Abdulrahman Ba’alawi. The address for Dubai Investment Group L.L.C. is Level 38, Emirates Towers (Offices), P.O. Box 73311 Sheikh Zayed Road, Dubai, United Arab Emirates.
          None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
          For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
          Please refer to “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”
B. Related Party Transactions

Contractual Arrangements with P3A and Its Shareholders
          PRC law currently restricts foreign ownership of any corn seed business and prohibits foreign ownership of any sheep breeding business in China. We conduct our business primarily through Agria China’s contractual arrangements with P3A and its shareholders.
          Under PRC laws, each of Agria China and P3A is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Agria China and P3A, P3A does not transfer any other funds generated from its operations to Agria China. P3A has four record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin Lai, our chairman of the board of directors, our co-chief executive officer and a beneficial owner of our ordinary shares, Mr. Zhaohua Qian who is our director and a beneficial owner of our ordinary shares, Mr. Zhixin Xue who is our chief operating officer and director, and Mr. Mingshe Zhang who has been involved in the management of P3A. All four shareholders of P3A are PRC citizens and do not receive any compensation from us for holding shares of P3A. Mr. Zhaohua Qian, a shareholder of P3A, and Mr. Guanglin Lai, who is the husband of another shareholder of P3A, Ms. Juan Li, are the directors of Brothers Capital Limited, which is the largest shareholder of our company. Agria China’s relationship with P3A and its shareholders is governed by the following contractual arrangements entered into on June 8, 2007. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria China to effectively control P3A. The exclusive technology development, technical support and service agreement, the exclusive consultancy service agreement, the proprietary technology license agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria China to receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law.

          Power of Attorney. Each shareholder of P3A has executed a power of attorney to appoint our director, Mr. Zhaohua Qian as his/her attorney-in-fact to exercise all of his/her rights as a shareholder of P3A as provided under the PRC law and the articles of association of P3A, including voting rights, the rights to transfer any or all of its equity interest in P3A and the right to appoint the general manger of P3A. The appointment of Mr. Zhaohua Qian as attorney-in-fact will remain effective during the operation term of P3A until (i) the termination of the exclusive call option agreement, (ii) the resignation of Mr. Zhaohua Qian from Agria China, or (iii) notice from Agria China to replace Mr. Zhaohua Qian with another person.
          Equity Pledge Agreement. Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A pledged all of their equity interests in P3A to Agria China to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, the proprietary technology license agreement, the exclusive consultancy service agreement and the exclusive call option agreement. If P3A or any of its shareholders breaches its respective contractual obligations under any of these principal agreements, Agria China, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, the shareholders of P3A may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria China as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.
          Exclusive Call Option Agreement. Under the exclusive call option agreement among the shareholders of P3A, P3A and Agria China, the shareholders of P3A irrevocably granted Agria China an exclusive option to purchase from P3A’s shareholders, to the extent permitted under PRC law, all of the equity interests in P3A for the higher of (i) RMB100,000 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by the PRC law, Agria China or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in P3A.
          Exclusive Technology Development, Technical Support and Service Agreement. Under the exclusive technology development, technical support and service agreement between P3A and Agria China, Agria China is the exclusive provider of technology development, technical support and services to P3A relating to P3A’s agricultural business. P3A will not accept these services from any third party without the prior consent of Agria China. Agria China owns the rights to any intellectual property developed by Agria China in the performance of this agreement. P3A pays to Agria China service fees of 20% of the annual net profit of P3A after each accounting year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by Agria China or by either party due to the other party’s breach of the agreement according to the early termination provisions of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to amend the agreement and intends to do so as needed.
          Exclusive Consultancy Service Agreement. Under the exclusive consultancy service agreement between P3A and Agria China, P3A exclusively engages Agria China to provide consultancy services including but not limited to the administration model, operational plans and market research and development. P3A will not accept any of these services from any third party without the prior consent of Agria China. P3A pays Agria China a consultancy service fee of RMB3 million each year upon P3A’s confirmation of the list of services provided by Agria China for that year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by Agria China or by either party due to the other party’s breach of the agreement according to the early termination terms of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to amend the agreement and intends to do so as needed.
          Proprietary Technology License Agreement. Under the proprietary technology license agreement between P3A and Agria China, Agria China licenses to P3A the exclusive rights to use 20 technologies listed in the appendix of the agreement that are related to the sheep breeding business. Agria China owns the intellectual property rights developed by P3A in the performance of this agreement. P3A pays Agria China license fees of RMB2.72 million before December 31 of each year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by either party according to the early termination terms of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to amend the agreement and intends to do so as needed.

          Letter of Undertaking. The shareholders of P3A have executed a letter of undertaking to irrevocably undertake that unless otherwise limited by laws, regulations or legal proceedings, they will remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. The spouse of each shareholder has consented to the foregoing undertaking.
          In the opinion of Commerce and Finance Law Offices, our PRC legal counsel:
•	our shareholding structures, both currently and immediately after giving effect to this offering, are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among Agria China and P3A and its shareholders governed by PRC law as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in this prospectus are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of Agria China and P3A, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.
          We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The uncertainties include how the PRC government may interpret the restriction of foreign ownership of corn seed development and production companies and whether foreign companies may conduct the corn seed development and production businesses through contractual arrangements with domestic companies engaging in such businesses. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC agricultural business do not comply with PRC government restrictions on foreign investment in the agricultural businesses, we could be subject to severe penalties. In addition, under PRC Property Rights Law which will become effective on October 1, 2007, an equity pledge is required to be registered with the relevant administration for industry and commerce in order to become effective.
          For more information in this regards, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the Chinese government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with Chinese governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
          Ms. Li, Mr. Qian and Mr. Xue are in the process of completing transfer of certain equity interests in P3A held by them to Mr. Kenneth Hua Huang, our chief executive officer, pursuant to the agreements entered into in June 2008. See “Item 4. Information on the Company—B. Business Overview—Other Proceedings.” After these transfers are completed, Mr. Huang, Ms. Li, Mr. Qian, Mr. Xue and Mr. Zhang will hold 40%, 20%, 18%, 17%, and 5% of the equity interests in P3A, respectively. We intend to enter into substantially similar contractual arrangements with Mr. Huang to ensure our ability to exercise effective control over P3A, to receive substantially all of the earnings and other economic benefits from P3A to the extent permissible under PRC law and to have an exclusive option to purchase all or part of the equity interests in P3A in each case when and to the extent permitted by PRC law.
Other Transactions with P3A and Its Affiliates

          On June 8, 2007, an agreement on equity interests of P3A was entered into among P3A, P3A’s five former shareholders and P3A’s four current shareholders and China Victory. This agreement confirms that P3A’s former shareholders do not have any outstanding rights or obligations with respect to P3A. Under the agreement, P3A’s current shareholders have agreed to cause the individuals nominated by Agria China to be elected as P3A’s directors and to grant a voting proxy to the individual(s) designated by Agria China to vote on all matters subject to shareholder approval at P3A’s shareholder meetings. In addition, P3A’s current shareholders are prohibited from transferring, pledging or otherwise disposing of their equity interests in P3A without prior written consent of China Victory. P3A’s current shareholders have also agreed to enter into and cause P3A to enter into a series of agreements, including a service agreement, a share pledge agreement and an exclusive option agreement, with Agria China in form and substance satisfactory to Agria China, and not to sign any contract relating to P3A or to distribute any dividends without the prior written consent of Agria China. Concurrently with the execution of this agreement, P3A, P3A’s current shareholders and Agria China entered into a series of contractual arrangements as described above.
          On June 8, 2007, P3A and Agria China entered into a proprietary technology transfer agreement, whereby P3A transferred to Agria China certain proprietary technologies owned by P3A. Agria China has agreed to pay RMB13.6 million to P3A in consideration for this technology transfer.
          On June 8, 2007, P3A and Primalights III Biotech Engineer Academy, or P3A Academy, entered into a proprietary technology transfer agreement, whereby P3A Academy transferred to P3A all of the proprietary technologies that P3A Academy had developed or acquired. P3A was not required to make any new payment for this transfer, as it had been funding P3A Academy’s research and development activities.
          On October 25, 2006, P3A and Taiyuan Relord entered into a transfer of forest ownership agreement, pursuant to which Taiyuan Relord transferred to P3A 200,200 date trees at the price of RMB43.6 million and leased to P3A four pieces of land with the total size of approximately 165 acres where the date trees grow upon at the rent of RMB1.2 million each year starting from November 2007. Taiyuan Relord is owned by individuals who are deemed our affiliates.
          P3A entered into a lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. The annual rent under the lease is RMB673, 000.
          We guaranteed a short-term bank loan of RMB2.0 million extended to Taiyuan Baojia on December 31, 2007. We did not receive any fee for providing the guarantee. The bank loan was repaid in January 2008 and the guarantee was released concurrently. We guaranteed a short-term bank loan of RMB2.0 million extended to Taiyuan Baojia on December 31, 2006. We did not receive any fee for providing the guarantee. The bank loan was repaid and the guarantee was released in 2007. Taiyuan Baojia is a subsidiary of Taiyuan Relord.
          On June 28, 2007, BCL, our controlling shareholder, made a loan of US$20.2 million at an interest rate of 7% per annum to our subsidiary, China Victory to enable China Victory to fund the registered capital of its directly wholly-owned subsidiary, Agria China, as required under applicable PRC law. The loan was repaid to Brothers Capital Limited in November 2007
          We guaranteed a short-term bank loan in the amount of RMB1.5 million extended to Taiyuan Relord on June 30, 2007. We did not receive any fee for providing the guarantee. The bank loan was repaid on December 27, 2007 and the guarantee was released when the bank loan was repaid.
          We typically sell our white bark pine seedlings to Taiyuan Relord, which was one of the former shareholders of P3A and is currently an affiliate of P3A.

Private Placement
          On June 22, 2007, we issued and sold 2,400,000 shares of Series A preferred shares at a purchase price of $4.1667 per share in a private placement. The investors in the private placement were TPG Growth AC Ltd. (which purchased 1,600,000 preferred shares from us) and TPG Biotech II, Ltd. (which purchased 800,000 preferred shares from us) (together, “TPG”). TPG was an unrelated third party prior to its investment in our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between TPG and us and was approved by our board of directors. Each Series A preferred share is convertible into our ordinary shares at the option of the holders at any time before the completion of our initial public offering. Holders of our Series A preferred shares had the right to receive an annual dividend of 8% if our initial public offering was not consummated prior to July 31, 2008. However, because our initial public offering was consummated prior to July 31, 2008, then such holders shall not be entitled to receive any dividend. Concurrently with our issuance and sale of Series A preferred shares to TPG, Brother Capital Limited, the largest shareholder of our company, transferred and sold 4,170,000 and 2,080,000 ordinary shares to TPG Growth AC Ltd. and TPG Biotech II, Ltd., respectively.
          In August 2007, our shareholders authorized a 10,000-for-1 share split of our ordinary shares and our preferred shares. Upon the effecting of the share split, TPG Growth AC Ltd. held 1,600,000 Series A preferred shares and 4,170,000 ordinary shares and TPG Biotech II, Ltd. held 800,000 Series A preferred shares and 2,080,000 ordinary shares.
Registration Rights Agreement
          We and TPG have entered into a registration rights agreement dated June 22, 2007. Under the terms of this agreement, TPG (and certain subsequent transferees of TPG) may, at any time following 180 days after an initial public offering by us, require us to effect up to two registrations (and unlimited registrations on Form F-3) of ordinary shares held by such parties, subject to certain offering size limitations. The agreement also grants to TPG (and certain subsequent transferees of TPG) “piggyback” registration rights, other than in connection with a registration by us pursuant to a stock option plan or other employee benefit plan, a registration on Form S-8 or a registration relating to a corporate reorganization. In the event we use reasonable best efforts but are unable to register our shares, we have no liabilities to these shareholders. We, TPG and Dubai Investment Group L.L.C., or DIG, entered into a deed of adherence dated August 30, 2007 whereby DIG agreed to comply with and be bound by all of the provisions of the registration rights agreement in all respects as if DIG were a party to the agreement and were named therein as a party, and on the basis that references therein to holders of registrable securities shall include a separate reference to DIG, and the ordinary shares (and any other shares of capital stock) held by DIG shall constitute registrable securities. The deed of adherence superseded and replaced any prior understanding, agreement or statement of intent, in each case written or oral, of any kind and every nature with respect to DIG’s registration rights. The purpose of the deed of adherence was to ensure that the eligible shareholders have the same registration rights under the same agreement.
Undertaking Agreement
          On June 22, 2007, we entered into an agreement with Brothers Capital Limited and TPG, whereby each party to the agreement agreed to use its reasonable best efforts to cause each of our shareholders to enter into a new agreement regarding share transfers, our memorandum and articles of association and a new registration rights agreement as soon as possible but no later than the public filing date of our registration statement. Such agreements would clarify the relationship between our memorandum and articles of association and certain investment agreements of our shareholders as well as grant each of our shareholders substantially similar rights and obligations with respect to transfer and preemption as well as equivalent piggyback and demand (to the extent such shareholder currently enjoys demand registration rights under an existing agreement) registration rights.
Shareholders Agreement
          We, BCL and TPG have entered into a shareholders agreement dated June 22, 2007. Under this shareholders agreement, our board of directors shall comprise six directors, including five directors designated by Brothers Capital Limited and one director jointly designated by the purchasers. The purchasers have the right to nominate one independent director, subject to the approval of our board of directors. The shareholders agreement also imposes certain restrictions on a transfer of shares by Brothers Capital Limited and the purchasers, and grants preemptive rights to the purchasers except with respect to our initial public offering and certain other issuances. Brothers Capital Limited and the purchasers each have certain rights of first refusal and co-sale rights with respect to certain proposed share transfers by the purchasers or Brothers Capital Limited, as applicable. In addition, if our initial public offering is not a completed offering prior to December 31, 2008, the purchasers, acting jointly, shall have the right, for 90 days thereafter, to require us to redeem or purchase all shares purchased by them pursuant to the private placement by delivering a written notice to us. Such rights, and other rights and obligations of Brothers Capital Limited and the purchasers under the shareholders agreement, will terminate upon the completion of our initial public offering, except for limited exceptions related to confidential information.
Share Options
          See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”
A. Interests of Experts and Counsel
          Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
          We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
          See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”
Dividend Policy
          We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
          We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiary in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.
          Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in US dollars.
          See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007. Cash dividends on our ordinary shares, if any, will be paid in US dollars.
B. Significant Changes
          Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details

          Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 7, 2007 under the symbol “GRO.”
          In 2007 (starting from November 7, 2007) the trading price of our ADSs on the New York Stock Exchange ranged from US$7.00 to US$17.00 per ADS.
          The following table provides the high and low trading prices on the New York Stock Exchange for (1) the fourth quarter of 2007 (starting from November 7, 2007) and the first quarter of 2008; and (2) each of the past six months.

	Sales Price ($)
	High	Low
Quarterly Highs and Lows
Fourth Quarter 2007 (starting from November 7, 2007)	17.00	7.00
First Quarter 2008	11.75	6.05
Monthly Highs and Lows
December 2007	12.32	9.10
January 2008	11.75	7.25
February 2008	9.88	6.05
March 2008	8.97	6.33
April 2008	9.30	3.52
May 2008	5.02	4.08
June 2008 (through June 27)	8.20	4.33
B. Plan of Distribution
          Not applicable.
C. Markets
          Our ADSs, each representing two of our ordinary shares, have been traded on the New York Stock Exchange since November 7, 2007. Our ADSs trade under the symbol “GRO.”
D. Selling Shareholders
          Not applicable.
E. Dilution
          Not applicable.
F. Expenses of the Issue
          Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
          Not applicable.
B. Memorandum and Articles of Association
          We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Securities and Exchange Commission on October 18, 2007.

C. Material Contracts
          We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
          See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”
E. Taxation
Cayman Islands Taxation
          According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
          The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.
          The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
          WE RECOMMEND THAT PROSPECTIVE PURCHASERS CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR

CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
          The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
          If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
          The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
          Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
          With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, which are listed on the New York Stock Exchange (but not our ordinary shares), will be likely considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. We recommend that you consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
          Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”
          To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Taxation of a Disposition of ADSs or Ordinary Shares
          Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in US dollars) for the ADS or ordinary share and your tax basis (in US dollars) in the ADS or ordinary share. If you are a non-corporate U.S. holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.
Passive Foreign Investment Company
          Although it is not clear how the contractual arrangements between us and our affiliated entity will be treated for purposes of the PFIC rules, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ended December 31, 2007. However, PFIC status is a factual determination (rather than a legal conclusion), which cannot be made until the close of the taxable year, and therefore our actual PFIC status for 2007 will not be determinable until the close of the 2007 taxable year. Moreover, PFIC determination will be made separately for each subsequent taxable year. Accordingly, there is no guarantee that we will not be a PFIC for the 2007 taxable year or for any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
          We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
          We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, a decrease in the market price of the ADSs and ordinary shares could result in our being a PFIC for our current taxable year ending December 31, 2008 or any future year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our November 2007 offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and could incur liability for the deferred tax and interest charge as described below. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
          If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
          The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
          Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.
          The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.
          If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.
          If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
          The rules dealing with PFICs are very complex. You are strongly encouraged to consult your tax advisor about the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
          Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. We recommend that U.S. Holders consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
          Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
          Not applicable.
G. Statement by Experts
          Not applicable.
H. Documents on Display
          We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.
          We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
          Our financial statements have been prepared in accordance with U.S. GAAP.
          We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I. Subsidiary Information
          For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
          Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total outstanding loans amounted to RMB 15.2 million with interest rates ranging between 6.84% and 12.168% per annum. A 1% increase in each applicable interest rate would add RMB 0.2 million to our interest expense in 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk
          Our financial statements are expressed in RMB, which is our reporting currency. The functional currency of the Company, Aero-Biotech and China Victory is US dollars. The functional currency of Agria China and P3A is RMB. Substantially all of our revenues and most of our expenses which are derived from P3A are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in US dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering on November 7, 2007. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between US dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in US dollars.
          The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.1% appreciation of the RMB against the US dollar by June 27, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the US dollar. To the extent that we need to convert US dollars into RMB for our operations, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2007, we had RMB denominated cash balance of $11.8 million and US dollar denominated cash balance of $178.4 million. Assuming we had converted the US dollar denominated cash balance of $178.4 million as of December 31, 2007 into RMB at the exchange rate of $1.00 for RMB7.2946 as of December 31, 2007, this cash balance would have been RMB1,301.4 million. Assuming a further 1% appreciation of the RMB against the US dollar, this cash balance would have decreased to RMB288.4 million as of December 31, 2007. Conversely, if we decide to convert our RMB into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the RMB would have a negative effect on the US dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
          In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index increased 8.5% in April 2008 as compared to April 2007. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
          Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
          The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-146785), or the IPO Registration Statement, for our initial public offering of 17,150,000 ADSs, representing 34,300,000 ordinary shares, which IPO Registration Statement was declared effective by the SEC on November 6, 2007.
          We received net proceeds of approximately $184.1 million before expenses from our initial public offering and we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan; approximately $50 million is expected to be used to fund capital expenditure, approximately $15 million is expected to fund our research and development projects, approximately $2 million is expected to be used to repay bank loans and the balance for general corporate purposes, including funding possible acquisitions of complementary products, technologies and/or businesses. As of December 31, 2007, $25 million of the net offering proceeds from our initial public offering had been applied.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
          Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective at a reasonable assurance level because of a material weakness in internal control over financial reporting as of December 31, 2007 as described below.
Internal Control over Financial Reporting
          Prior to our initial public offering in November 2007, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, during the audit of our financial statements for the three years ended December 31, 2006, we and our independent registered public accounting firm identified a number of control deficiencies, including two material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The material weaknesses identified by us and our independent auditors are our inadequate personnel, processes and documentation to address reporting requirements under U.S. GAAP, and our inadequate independent oversight over financial reporting due to the lack of an independent audit committee.
          During the audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm identified a number of control deficiencies, including a material weakness in our internal control over financial reporting. The material weakness was our inadequate personnel, processes and documentation to address reporting requirements under US GAAP.

stock-based compensation, income taxes, foreign currency translation, and statement of cash flows) and to prepare financial statements and related disclosures under U.S. GAAP.
          We have begun the process to remediate this material weakness and other deficiencies by, among other measures, hiring additional accounting personnel with relevant U.S. GAAP knowledge to strengthen our internal control over financial reporting, and plan to provide U.S. GAAP training to the new and existing accounting personnel.
Changes in Internal Control over Financial Reporting
          There were no adverse changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
          This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our board of directors has determined that Terry McCarthy, chairman of our audit committee, is an audit committee financial expert.
ITEM 16B. CODE OF ETHICS
          Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-146785).
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2006	2007
	$	$
Audit fees(1)	1,300,000	587,000
Audit-related fees	—	—
Tax fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
          The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
          None.
PART III
ITEM 17. FINANCIAL STATEMENTS
          We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
          The consolidated financial statements of Agria Corporation are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Exclusive Technology Agreement (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.2	Exclusive Consultancy Service Agreement (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.3	Proprietary Technology License Agreement (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.4	Power of Attorney (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.5	Equity Pledge Agreement (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.6	Exclusive Call Option Agreement (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.7	Equity Interest of Primalights III (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.8	Letter of Undertaking (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.9	Spouse Statement (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.10	Share Purchase Agreement (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.11	Shareholders Agreement (incorporated by reference to Exhibit 4.14 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.12	Registration Rights Agreement (incorporated by reference to Exhibit 4.15 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

Exhibit Number	Description of Document

4.13	Undertaking Letter (incorporated by reference to Exhibit 4.16 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.14	Deed of Adherence (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.15	Lease of Land (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.16	Deed of Agreement, Among BCL, Guanglin Lai, Zhaohua Qian and the Company (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008)

4.17	Acknowledgement and Waiver Agreement Among BCL, Zhixin Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008)

4.18	Employment Agreement Between P3A and Zhixin Xue (incorporated by reference to Exhibit 99.4 from our form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008)

4.19	Deed of Agreement, Among Zhixin Xue, Mingshe Zhang, Yan Lv and the Company (incorporated by reference to Exhibit 99.5 from our form 6-K (File No. 001-33766) filed with the Commission on June 3, 2008)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Commerce & Finance Law Offices

23.2*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION
By	/s/ Kenneth Hua Huang
	Name:	Kenneth Hua Huang
	Title:	Chief Executive Officer

Date: June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
Agria Corporation
We have audited the accompanying consolidated balance sheets of Agria Corporation and its subsidiaries (together, the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agria Corporation and its subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
June 25, 2008

AGRIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

	Note	2006	2007	2007
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		42,782	1,387,153	190,162
Accounts receivable (net of allowance for doubtful accounts of RMB3,467 and RMB38 (US$5) at December 31, 2006 and 2007, respectively)	3	156,440	200,757	27,521
Inventories	4	58,007	59,937	8,217
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB nil and RMB1,480 (US$203) at December 31, 2006 and 2007, respectively)	5	22,584	48,626	6,666
Amounts due from related parties	17	1,059	557	76

Total current assets		280,872	1,697,030	232,642

Non-current assets:
Property, plant and equipment, net	6	40,126	65,680	9,004
Investment		205	205	28
Intangible assets, net	7	74,437	189,499	25,978
Non-current prepayments		—	14,127	1,936
Deferred tax assets	15	—	529	73
Other assets, net	8	94,836	104,466	14,321

Total non-current assets		209,604	374,506	51,340

Total assets		490,476	2,071,536	283,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	9	36,900	15,160	2,078
Long-term bank borrowing, current portion	9	1,500	—	—
Accounts payable		27,161	9,011	1,235
Accrued expenses and other liabilities	10	14,907	31,471	4,314
Deferred revenue		—	1,122	154
Amounts due to shareholder	17	29,992	—	—
Amounts due to related parties	17	16,884	212	29

Total current liabilities		127,344	56,976	7,810

Non-current liabilities:
Deferred tax liabilities	15	—	157,561	21,600
Amount due to related parties	17	8,996	8,792	1,205

Total non-current liabilities		8,996	166,353	22,805

Total liabilities		136,340	223,329	30,615

Commitments and contingencies	20
Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 100,000,000 and 126,400,000 shares issued and outstanding at December 31, 2006 and December 31, 2007, respectively)	11	—	—	—
Additional paid-in capital		8,098	1,561,933	214,122
Statutory reserves	14	76,953	76,953	10,549
Accumulated other comprehensive loss		—	(9,421)	(1,291)
Retained earnings		269,085	218,742	29,987

Total shareholders’ equity		354,136	1,848,207	253,367

Total liabilities and shareholders’ equity		490,476	2,071,536	283,982

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2005, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Note	2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)

Revenue:
Corn seeds		245,601	245,634	343,743	47,123
Sheep breeding products		119,468	193,054	255,508	35,027
Seedlings (including related party amounts of RMB2,183, RMB2,980 and RMB14,500 for 2005, 2006 and 2007, respectively)		19,020	51,015	71,505	9,802

Total revenue		384,089	489,703	670,756	91,952

Cost of revenue:
Corn seeds		(147,723)	(144,730)	(203,709)	(27,926)
Sheep breeding products		(37,716)	(52,287)	(72,716)	(9,968)
Seedlings (including related party amounts of RMB835, RMB1,036 and RMB4,785 for 2005, 2006 and 2007, respectively)		(5,932)	(10,357)	(20,459)	(2,805)

Total cost of revenue		(191,371)	(207,374)	(296,884)	(40,699)

Gross profit		192,718	282,329	373,872	51,253

Operating income (expense):
Selling expenses		(11,349)	(14,031)	(36,443)	(4,996)
General and administrative expenses		(4,199)	(7,472)	(25,723)	(3,526)
Research and development expenses		(2,974)	(3,746)	(3,080)	(422)
Government grants		150	80	—	—

Total operating expenses		(18,372)	(25,169)	(65,246)	(8,944)

Operating profit		174,346	257,160	308,626	42,309
Interest income		218	280	8,700	1,193
Interest expense (including related party amounts of RMB4,117, RMB2,511 and RMB6,567 for 2005, 2006 and 2007, respectively)		(5,537)	(4,923)	(8,260)	(1,133)
Exchange loss		—	—	(7,745)	(1,062)
Other expense		(7)	—	(680)	(93)
Other income		60	1,386	578	79

Income before income tax		169,080	253,903	301,219	41,293
Income tax	15	—	—	(159,001)	(21,797)

Net income		169,080	253,903	142,218	19,496

Earnings per share:
Basic	16	RMB1.69	RMB2.54	RMB1.37	US$0.19

Diluted	16	RMB1.69	RMB2.54	RMB1.34	US$0.18

Weighted average number of ordinary shares outstanding:
Basic	16	100,000,000	100,000,000	103,978,082	103,978,082

Diluted	16	100,000,000	100,000,000	106,091,889	106,091,889

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income	169,080	253,903	142,218	19,496
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax liabilities, net	—	—	157,032	21,527
Stock-based compensation	—	—	13,311	1,825
Loss/(gain) on disposal of property, plant and equipment and other assets	21	(185)	917	126
Depreciation	8,091	8,855	11,226	1,539
Amortization of intangible assets	3,293	4,535	5,350	733
Allowance/(reversal) for doubtful accounts	1,469	1,546	(1,949)	(267)
Write-down of inventories to market value	—	—	86	12
Imputed interest on ultimate controlling shareholder’s loan	1,674	1,836	1,822	250
Imputed interest on amounts due to related parties	2,443	675	629	86
Changes in operating assets and liabilities:
Restricted cash	492	1,508	—	—
Accounts receivable	(50,672)	(90,786)	(40,887)	(5,605)
Inventories	(39,992)	24,651	(2,016)	(276)
Prepayments and other current assets	4,635	(14,471)	(24,528)	(3,362)
Amounts due from related parties	(1,589)	1,446	(398)	(55)
Deferred revenue	—	—	1,122	154
Accounts payable	38,747	(29,233)	(18,175)	(2,492)
Accrued expenses and other liabilities	2,760	950	14,341	1,966
Amounts due to shareholders	(13)	—	—	—
Amounts due to related parties	8	(3,179)	2,514	344
Non-current prepayments	—	—	(3,227)	(442)

Net cash provided by operating activities	140,447	162,051	259,388	35,559

Cash flows from investing activities:
Acquisition of property, plant and equipment and other assets (including related party amounts of RMB14,450, RMB38,180 and RMB20,020 (US$2,744) for 2005, 2006 and 2007, respectively)	(37,357)	(43,699)	(67,557)	(9,261)
Prepayment for acquisition of property, plant and equipment and intangible assets	—	—	(10,900)	(1,494)
Acquisition of intangible assets	(61,773)	(16,180)	(119,068)	(16,323)
Proceeds from disposal of property, plant and equipment and other assets	—	9,470	269	37
Loan to related parties	—	(900)	900	123

Net cash used in investing activities	(99,130)	(51,309)	(196,356)	(26,918)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2005, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary shares redemption rights	—	—	76,155	10,440
Proceeds from initial public offering, net of issuance cost	—	—	1,329,995	182,326
Proceeds from short-term borrowings	26,500	45,300	34,800	4,771
Repayment of short-term borrowings	(23,300)	(21,300)	(56,540)	(7,751)
Repayment of long-term borrowings	(1,000)	(1,000)	(1,500)	(206)
Dividends paid	(24,269)	(110,437)	(56,774)	(7,783)
Repayment of loan from related parties	(10,780)	(10,000)	—	—
Repayment of loan from shareholders	—	—	(29,992)	(4,111)

Net cash used in financing activities.	(32,849)	(97,437)	1,296,144	177,686

Effect of exchange rate changes on cash and cash equivalents	—	—	(14,805)	(2,030)

Net increase in cash and cash equivalents	8,468	13,305	1,344,371	184,297
Cash and cash equivalents at the beginning of year	21,009	29,477	42,782	5,865

Cash and cash equivalents at the end of year	29,477	42,782	1,387,153	190,162

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	1,288	2,284	5,609	769
Non-cash acquisition of property, plant and equipment, intangible assets and other assets	5,947	31,168	3,338	458

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

					Accumulated
	Number of		Additional		Other		Total
	Ordinary	Ordinary	Paid-in	Statutory	Comprehensive	Retained	Shareholders’
	Shares	Shares	Capital	Reserves	Loss	Earnings	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of December 31, 2004	100,000,000	—	1,674	12,142	—	45,619	59,435
Bonus expense paid by ultimate controlling shareholder	—	—	2,914	—	—	—	2,914
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,674	—	—	—	1,674
Net income and comprehensive income for the year	—	—	—	—	—	169,080	169,080
Appropriation of statutory reserves	—	—	—	26,553	—	(26,553)	—
Dividends paid	—	—	—	—	—	(24,269)	(24,269)

Balance as of December 31, 2005	100,000,000	—	6,262	38,695	—	163,877	208,834
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,836	—	—	—	1,836
Net income and comprehensive income for the year	—	—	—	—	—	253,903	253,903
Appropriation of statutory reserves	—	—	—	38,258	—	(38,258)	—
Dividends paid	—	—	—	—	—	(110,437)	(110,437)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

					Accumulated
	Number of		Additional		Other		Total
	Ordinary	Ordinary	Paid-in	Statutory	Comprehensive	Retained	Shareholders’
	Shares	Shares	Capital	Reserves	Loss	Earnings	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of December 31, 2006	100,000,000	—	8,098	76,953	—	269,085	354,136
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,822	—	—	—	1,822
Comprehensive income Net income for the year	—	—	—	—	—	142,218	142,218
Foreign currency translation adjustments	—	—	—	—	(9,421)	—	(9,421)

Total comprehensive income							132,797
Capital contribution from a shareholder (Note 13)	—	—	7,426	—	—	—	7,426
Issue of redemption rights to redeemable ordinary shares (Note13)	—	—	3,618	—	—	—	3,618
Reclassification of ordinary shares subject to redemption (Note 13)	(6,250,000)	—	(20,142)	—	—	(135,787)	(155,929)
Initial public offering of ordinary shares	24,000,000	—	1,332,084	—	—	—	1,332,084
Reclassification of redeemable ordinary shares upon expiration of redemption rights (Note 13)	6,250,000	—	152,173	—	—	—	152,173
Conversion of series A redeemable convertible preferred shares into ordinary shares (Note 12)	2,400,000	—	63,543	—	—	—	63,543
Stock-based compensation expense	—	—	13,311	—	—	—	13,311
Dividends paid	—	—	—	—	—	(56,774)	(56,774)

Balance as of December 31, 2007	126,400,000	—	1,561,933	76,953	(9,421)	218,742	1,848,207

Balance as of December 31, 2007, in US$		—	214,122	10,549	(1,291)	29,987	253,367

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
1.	Organization and Basis of Presentation

Primalights III Modern Agriculture Development Co., Ltd (“P3A”), a company incorporated under the laws of the People’s Republic of China (the “PRC”) on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep breeding products and seedlings. In October 2003, China Victory International Holdings Limited (“China Victory”), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the “Acquisition”) with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The Acquisition was structured in this manner because PRC law and regulations limits foreign ownership to less than 50% of certain types of businesses including P3A. As a result of the Acquisition, China Victory became the primary beneficiary of P3A and therefore, consolidates its financial results.

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the “WOFE”). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A’s shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. Through the WOFE, China Victory continues to consolidate P3A.

On August 1, 2005, the controlling shareholder of China Victory exchanged his entire equity interest in the company in return for all of the shares in Aero-Biotech Group Limited (“Aero-Biotech”), a company established under the laws of the British Virgin Islands (the “BVI”). As a result of the exchange, the controlling shareholder maintained his 100% controlling interest in China Victory immediately before and after the exchange. Also, on June 21, 2007, the controlling shareholder along with the minority shareholder of Aero-Biotech exchanged their entire equity interest in the company in return for all the equity interest in Agria Corporation (the “Company”), a company established under the laws of the Cayman Islands, on a pro-rata basis. As a result of the exchange, the shareholders’ respective interest in the Company was identical to their respective interest in Aero-Biotech immediately prior to the share exchange. The above noted share exchange transactions have been accounted for as reorganizations of entities under common control in a manner similar to a pooling-of-interest. Accordingly, these transactions have been accounted for at historical cost. These consolidated financial statements reflect the financial position and operating results of the Company and its subsidiaries and a variable interest entity (collectively the “Group”) as if the above transactions were completed on January 1, 2004. All share and per share data have been presented to give retroactive effect to these share exchanges.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
1.	Organization and Basis of Presentation (continued)

As of December 31, 2007, the Company’s subsidiaries consist of the following entities:

	Date of	Place of	Percentage of
Name	incorporation	incorporation	shareholdings	Principal Activities

Aero Biotech Science & Technology Co., Ltd.	March 29, 2007	PRC	100%	Research and development
Aero-Biotech Group Limited	July 6, 2005	BVI	100%	Investment holding
China Victory International Holdings Limited	September 19, 2003	Hong Kong	100%	Investment holding
As of December 31, 2007, the Company consolidates the following variable interest entity which comprises substantially all of the Group’s operations:

	Date of	Place of
Name	incorporation	incorporation	Principal Activities

Primalights III Modern Agriculture Development Co., Ltd.	April 20, 2000	PRC	Development, production and sale of corn seeds, sheep breeding products and seedlings
The carrying amount of the total assets of VIE as of December 31, 2007 was RMB730,504,629. Creditors of the VIE have no recourse to the general credit of Agria Corporation, which is the primary beneficiary of the VIE.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a variable interest entity (“VIE”) for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIE are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company, Aero-Biotech Group Limited and China Victory International Holdings Limited is the United States dollar. The functional currency of Aero Biotech Science & Technology Co., Ltd. and VIE is RMB as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation.” The reporting currency of the Company is also RMB. The Company pays dividends in U.S. dollars. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
On consolidation, the financial statements of the Company and its subsidiaries that use the United States dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of property plant and equipment, consolidation of VIE and intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less which are unrestricted as to withdrawal and use.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is written off after all collection efforts have ceased.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw materials and supplies consist of feed ingredients, packaging materials and operating supplies, while work-in-progress and finished goods include direct materials, direct labor and the allocation of manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	5-30 years
Plant and machinery	5-10 years
Furniture and office equipment	5 years
Motor vehicles	5-6 years

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment (continued)

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2005, 2006 and 2007 amounted to RMB52,603, RMB329,756 and RMB358,937, respectively.

Other Assets

Other assets, which represent breeder sheep and date trees for producing seedlings, are stated at cost of acquisition and are depreciated using the straight-line method over their estimated useful lives as follow:

Breeder sheep	5 years
Date trees	30-46 years
We estimated the useful lives of breeder sheep by taking into account the sheep’s normal breeding lifecycle. We estimated the useful lives of date trees by taking into account the topography of where the date trees are planted which directly impacts their ability to produce seedlings.

Repair and maintenance costs are charged to expense when incurred. Depreciation cost of breeder sheep and date trees is allocated to the related inventory cost. Abnormal losses in breeder sheep and date trees are written off in the period in which such losses occur.

Intangible Assets

Land use rights

Prepaid land use rights are recorded at the amount paid less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement ranging from 10 to 46 years.

Acquired technology

Acquired technology which consists primarily of purchased technologies know-how related to the production of corn seeds and breeder sheep are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 years.

Software

Software consists of computer software purchased from third party developers for internal use.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Investment

Investment represents equity investment in a private rural credit cooperation which is recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the statement of operations. The investment is not readily marketable and a quoted market price is not readily available. The Company assesses its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and market environment of the investee.

Revenue Recognition

The Group’s primary business activity is to produce and sell corn seeds, sheep breeding products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products which generally occurs at shipping point. Other than warranty obligations, the Company does not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. The Company generally does not accept sales returns and does not provide customers with price protection. The Company assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Company records revenue related to product sales upon delivery of the product to the customers.

For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, the contingent fee is initially recorded as deferred revenue and recognized as revenue only when the growth criteria are met, and provided all other revenue recognition criteria are met, which generally takes place within one month of delivery of the seedlings.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as transportation and handling costs for products sold. Business taxes at the rate of 5% on consultancy service, license and technical support and service fees charged by Aero-Biotech Science & Technology Co., Ltd to P3A are included in the cost of revenues. These business taxes are levied by the PRC government.

Research and Development Costs

Research and development costs are expensed as incurred.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB2,078,745, RMB2,205,465 and RMB3,032,000 (US$415,650) for each of the years ended December 31, 2005, 2006 and 2007, respectively.

Government Grants

Government grants are recognized as other income upon receipt and when all the conditions attached to the grants have been met.

Income Taxes

The Group accounts for income tax using the balance sheet method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Uncertain Income Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), which became effective on January 1, 2007 for the Group. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007.

The Company has elected to classify interest due on any underpayment of income taxes, if and when required, in interest expense and penalties, if and when required, to other operating expenses. As of December 31, 2007, no interest or penalties have been incurred.

Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Leases

Leases are classified at inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed over the lease term. The Company has no capital leases for any of the periods stated herein.

Earnings Per Share

Earnings per share are calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earning per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earning per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable, convertible preferred shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. The dilutive effect of outstanding share options is reflected in the diluted earnings per share by application of the treasury stock method.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets or asset group, including finite-lived intangibles, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based on discounted cash flows.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, short-term bank borrowings and amounts due to/from related companies and shareholders approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value as their interest rates approximate market interest rates.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business in three segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Group is currently assessing the impact, if any, that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact of this new standard on its consolidated financial statements.

In March 2007, the EITF released Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC has indicated that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

On December 4, 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141 (R)”). In comparison to current practice in US GAAP, the most significant changes to business combination accounting pursuant to SFAS 141(R) include requirements to:
(i)	Recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity.

(ii)	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date.

(iii)	Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

(iv)	With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values.

(v)	Capitalize in-process research and development (IPR&D) assets acquired.

(vi)	Expense, as incurred, acquisition-related transaction costs.

(vii)	Capitalize acquisition-related restructuring costs only if the criteria in SFAS 146 are met as of the acquisition date.

(viii)	Recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.
SFAS 141 (R) is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133 (“SFAS 161”). SFAS161 requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
beginning after November 15, 2008, with early application encouraged. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
2.	Summary of Significant Accounting Policies (continued)

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2007, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

Current vulnerability due to certain other concentrations

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
3.	Accounts Receivable

Accounts receivable consist of the following:

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	159,907	200,795	27,526
Less: Allowance for doubtful accounts	(3,467)	(38)	(5)

	156,440	200,757	27,521

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
3.	Accounts Receivable (continued)

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(452)	(1,921)	(3,467)	(475)
Provision for doubtful collection	(1,469)	(1,546)	—	—
Collections of doubtful debt previously provided for	—	—	3,429	470

Balance at the end of the year	(1,921)	(3,467)	(38)	(5)

4.	Inventories

Inventories consist of the following:

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	8,707	5,055	693
Work in progress	9,348	4,587	629
Finished goods	39,952	50,295	6,895

	58,007	59,937	8,217

5.	Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Prepayments	—	29,202	4,004
Advances to suppliers	18,379	18,031	2,472
Individual income tax withholdings receivable (Note 20)	4,070	2,323	318
Others	135	550	75
Less: Allowance for doubtful accounts	—	(1,480)	(203)

Total	22,584	48,626	6,666

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
5.	Prepayments and Other Current Assets (continued)

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	—	—	—	—
Provision for doubtful accounts	—	—	(1,480)	(203)

Balance at the end of the year	—	—	(1,480)	(203)

6.	Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Buildings and improvements	32,559	53,831	7,379
Plant and machinery	6,908	6,409	879
Furniture and office equipment	1,004	2,497	342
Motor vehicles	1,554	5,195	712
Construction in progress	5,038	7,919	1,086

	47,063	75,851	10,398
Less: Accumulated depreciation	(6,937)	(10,171)	(1,394)

	40,126	65,680	9,004

Depreciation expense was RMB2,488,756, RMB2,865,086 and RMB3,982,080 (US$545,894) for each of the years ended December 31, 2005, 2006 and 2007, respectively.

7.	Intangible Assets, Net

Intangible assets as of December 31, 2006 consist of the following:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
	(RMB’000)	(RMB’000)	(RMB’000)

Land use rights	67,874	(4,102)	63,772
Acquired technology	15,171	(4,506)	10,665

Balance, end of year	83,045	(8,608)	74,437

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
7.	Intangible Assets, Net (continued)

Intangible assets as of December 31, 2007 consist of the following:

	Gross		Net	Net
	Carrying	Accumulated	Carrying	Carrying
	Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	182,458	(6,596)	175,862	24,109
Acquired technology	20,771	(7,342)	13,429	1,841
Software	228	(20)	208	28

Balance, end of year	203,457	(13,958)	189,499	25,978

Amortization expense for the years ended December 31, 2005, 2006 and 2007 were RMB3,293,337, RMB4,535,278 and RMB5,350,263 (US$733,455), respectively.

The addition of land use rights in 2007 represent amounts paid for the rights to use six parcels of land in the PRC. All the land use rights acquired in 2007 were purchased from individual third parties with lease terms of 10-30 years, for a total purchase consideration of RMB114,584,000. The Company is in the process of obtaining land use right certificates relating to these six parcels of land.

The Company purchased technological rights related to the production of corn seeds from a third party in 2007, amounting to RMB5,600,000.

The intangible assets acquired during the year have a weighted average amortization period of 28 years. The additions of land use rights, acquired technologies and software during the year have weighted average amortization periods of 30 years, 5 years and 5 years, respectively.

Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

Year ending December 31	(RMB’000)	(US$’000)

2008	11,247	1,542
2009	10,206	1,399
2010	8,839	1,212
2011	8,124	1,114
2012	7,627	1,046
Thereafter	143,456	19,665

	189,499	25,978

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
8.	Other Assets, Net

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Breeder sheep	10,892	27,765	3,806
Date trees	91,012	91,012	12,477

	101,904	118,777	16,283
Less: Accumulated depreciation	(7,068)	(14,311)	(1,962)

	94,836	104,466	14,321

Depreciation expense was RMB5,602,699, RMB5,989,304 and RMB7,243,920 (US$993,052) for each of the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, date trees with net book value of RMB51,540,550 (US$7,065,576) (2006: RMB52,703,119) were pledged as security for the VIE’s short-term bank borrowing of RMB6,760,000 (US$926,713) (2006: RMB24,000,000) (Note 9).

In 2006, the Company purchased date trees from Taiyuan Relord Enterprise Development Group Co., Ltd. (“Taiyuan Relord”), a company owned by a director of P3A in exchange for RMB52,800,000 (US$7,238,231) (Note 17).

9.	Bank Borrowings

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	38,400	15,160	2,078

Comprised of:
Short-term	36,900	15,160	2,078
Long-term, current portion	1,500	—	—

	38,400	15,160	2,078

As of December 31, 2006, short-term bank borrowings were from three banks repayable through June 20, 2007, and bearing a weighted average interest rate of 7.054% per annum. Short-term bank borrowing of RMB8,400,000 was guaranteed by Taiyuan Relord. Short-term bank borrowing of RMB4,500,000 was jointly guaranteed by Taiyuan Relord and two independent third parties. Short-term bank borrowing of RMB24,000,000 was secured by the date trees owned by P3A (Note 8).

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
9.	Bank Borrowings (continued)

As of December 31, 2007, short-term bank borrowings were from two banks repayable through July 29, 2008 respectively, and bearing a weighted average interest rate of 9.792% per annum. Short-term bank borrowing of RMB8,400,000 was guaranteed by Taiyuan Relord. Short-term bank borrowing of RMB6,760,000 was secured by the date trees owned by P3A (Note 8).

The Group did not pay any fees to obtain the guarantees in relation to short-term bank borrowings in 2005, 2006 and 2007.

The long-term bank borrowing outstanding at December 31, 2006 bore a fixed interest rate of 5.76% per annum. The borrowing was guaranteed by an independent guarantee company. The Group paid a fee of RMB350,000 to the guarantor which is amortized over the loan period using the effective interest rate method.

10.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	4,037	6,758	926
Withholding individual income tax (Note 20)	6,105	10,907	1,495
Sales commission due to sales staff	1,286	2,645	363
Advance from customers	856	100	14
Business tax and other taxes	1,306	4,371	599
Deferred government grant (i)	—	1,200	165
Accrued income tax liability (Note 15)	—	1,969	270
Accrued expenses	420	1,091	150
Others	897	2,430	332

	14,907	31,471	4,314

(i)	Deferred government grant received are conditional on the Company establishing an agricultural products market network. The network was not established as of 31 December 2007.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
11.	Ordinary Shares

Shares	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Authorised:
499,900,000,000 ordinary shares of US$0.0000001 each Issued and outstanding:
100,000,000 and 126,400,000 ordinary shares with par value of US$0.0000001 at December 31, 2006 and December 31, 2007, respectively	—	—	—

On August 15, 2007, the Company effected a 10,000 for 1 share split whereby each ordinary share with an original par value of US$0.001 per share is exchanged for 10,000 new ordinary shares, each with a par value of US$0.0000001 per share. The authorized number of the ordinary shares increases to 499,900,000,000. All share and per share data are presented to give retroactive effect to the share split.

On November 7, 2007, the Company completed its initial public offering. 24,000,000 ordinary shares were issued for US$184,140,000 proceeds net of offering costs of US$4,875,331. Upon the completion of the initial public offering, 2,400,000 Series A preferred shares were converted into 2,400,000 ordinary shares. In addition, 6,250,000 redeemable ordinary shares were reclassified as ordinary shares when the redemption rights expired upon the completion of the initial public offering.

12.	Series A Redeemable Convertible Preferred Shares

On June 22, 2007, the Company issued 2,400,000 Series A Redeemable convertible preferred shares to two third party investors in exchange for total consideration of US$10,000,000. Each Series A preferred share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one ordinary share. The preferred share conversion price shall be adjusted for any stock dividends, splits, consolidation, certain issuances. If an IPO is completed, all of the Series A Redeemable convertible preferred shares outstanding will automatically convert into ordinary shares of the Company.

Beginning on August 1, 2008, the holders of preferred shares shall have the right to receive annual cumulative dividends of 8% if a qualifying IPO of the Company’s ordinary shares is not consummated prior to July 31, 2008; otherwise no dividend is payable to the holders.

If the Company has not completed a qualifying IPO on or prior to December 31, 2008, the investors have the right at any time within 90 days after December 31, 2008 to require the Company to redeem all of the convertible preferred shares for cash equal to their principal value plus any accrued but unpaid dividends. The redemption right shall terminate 90 days following December 31, 2008.

In connection with our sale of the Series A Redeemable convertible preferred shares, the Company and the purchasers entered into a registration rights agreement. Under the terms of this agreement, the purchasers may, at any time following 180 days after an initial public offering by the Company, require the Company to use reasonable best efforts to effect up to two registrations (and unlimited

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
registrations on Form F-3) of ordinary shares held by such parties. In the event the Company uses reasonable best efforts and is unable to register the shares, the Company has no further obligations to these shareholders.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
12.	Series A Redeemable Convertible Preferred Shares (continued)

Upon the occurrence of a liquidation event, redemption payment or liquidation distribution, each holder of preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary share, an amount equal to the preferred shares purchase price per share plus all accrued but unpaid dividends.

The preferred shares were classified as mezzanine equity because their redemption is contingent on occurrence of an event that is not within the control of the Company. The preferred shares were not redeemable because the contingent redemption event has not occurred and the Company determined that it was not probable of occurring. An accretion charge to increase the preferred shares’ carrying value of US$8,549,862 at the date of issuance to the US$10,000,000 redemption amount will only be recorded to retained earnings when redemption is deemed probable.

The Company has determined there are no embedded derivatives subject to bifurcation because the embedded conversion option and the contingent redemption option do not meet the net settlement or payment provision under paragraph 6c of FAS133. There is also no beneficial conversion feature related to the issuance of preferred shares as the estimated fair value of the ordinary shares is less than the effective conversion price on the date of issuance.

On August 15, 2007, the Company effected a 10,000 for 1 share split whereby each Series A redeemable convertible preferred share with an original par value of US$0.001 per share is exchanged for 10,000 new Series A redeemable convertible preferred shares, each with a par value of US$0.0000001 per share. The authorized number of preferred shares of the Company increased from 10,000 to 100,000,000. All share and per share data are presented to give retroactive effect to the share split. The Series A preferred shares were converted into 2,400,000 ordinary shares upon the initial public offering on 7 November 2007.

13.	Redeemable Ordinary Shares

On June 22, 2007, the controlling shareholder of the Company sold 6,250,000 of his ordinary shares of the Company to two third party investors in exchange for cash. The Company issued to those investors a redemption right related to the shares purchased, whereby if an IPO is not completed prior to or on December 31, 2008, the investors can require the Company to redeem the ordinary shares at an amount equal to the purchase price (US$20 million) paid to the controlling shareholder of the Company. The occurrence of the event giving rise to redemption was not within the Company’s control, accordingly, the redeemable ordinary shares were classified in mezzanine equity. The redemption right expired upon the completion of the initial public offering on 7 November 2007.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
14.	Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of P3A, it is required to provide the following statutory reserves which are appropriated from its net profit as reported in its PRC statutory financial statements:
(i)	Statutory common reserve fund

P3A is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of P3A. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. The appropriation of the fund had exceeded 50% of the registered capital of P3A, and P3A ceased providing such reserve since 2007.

(ii)	Statutory common welfare fund

Before January 1, 2006, P3A was required each year to transfer 5% of the profit after tax as reported in its PRC statutory financial statements to the statutory common welfare fund. This fund was used for the collective welfare of the staff and workers of P3A. According to the revised company law of the PRC effective January 1, 2006, P3A was no longer required to make appropriation to the statutory common welfare fund since January 1, 2006. P3A ceased providing such reserve since 2007. The balance of the statutory common welfare fund was then transferred to the statutory common reserve fund.

The statutory common reserve fund and statutory common welfare fund are not distributable except upon liquidation.
15.	Income Taxes

Under the laws of the Cayman Islands and BVI, the Company and Aero-Biotech are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations.

China Victory is subject to applicable profits tax rate of 17.5% in Hong Kong. China Victory does not have any taxable income and income tax liability for each of the years ended December 31, 2005, 2006 and 2007.

Aero-Biotech Science & Technology Co., Ltd, being a foreign invested enterprise, was initially granted a ‘tax holiday’ for a full exemption from Enterprise Income Tax for the fiscal years from 2007 to 2009 by the local tax authority. As a result of the New EIT Law and its related Implementation Rules (see discussion below), the company’s ‘tax holiday’ exemption ceased on December 31, 2007.

P3A is subject to PRC income tax, at the statutory rate of 33%, on its taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
15.	Income Taxes (continued)

P3A was approved as one of the key enterprises under the Shanxi Province Agricultural Technology Project “1311” (“Project “1311”) by the Shanxi Province in 2002. According to the approval document for income tax exemption issued by the Local Tax Bureau of Taiyuan, Shanxi on February 28, 2002, based on the tax document “CaiShuiZi(94)001” issued by the Ministry of Finance and the State Tax Bureau and “The Notice regarding the Implementation of the Five Supplementary Measures for Project “1311” by the People’s Government of Shanxi Province”, P3A meets the relevant requirements for income tax exemption and is entitled to full exemption from income tax commencing January 1, 2002. The income tax exemption will continue to apply to P3A until modified or repealed by the taxation authorities.

On March 16, 2007 the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign invested enterprises (“FIEs”). The New EIT Law adopted an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and are grandfathered by the New EIT Law. The New EIT Law did not provide detailed implementation and administrative rules and regulations. On December 28, 2007, the Circular of the State Council on the Implementation of Transitional Preferential Policies for Enterprise Income Tax (“Implementation Rules”) was issued to provide guidance on the transitional rules for preferential taxation policies (including tax exemption period). The Implementation Rules shortened the EIT tax exemption period applicable to Aero-Biotech Science & Technology Co., Ltd. from a three year period beginning in 2007 and ending in 2009 to a one year period expiring on December 31, 2007. Accordingly, in December 2007 as a result of the Implementation Rules which eliminated the Company’s ability to recover its investment in P3A in a tax free manner, the Company recorded a deferred tax liability of RMB157,561,000 ($21,600,000).

Income (loss) before income taxes consists of:

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

PRC	169,083	253,912	315,001	43,183
Non-PRC	(3)	(9)	(13,782)	(1,890)

	169,080	253,903	301,219	41,293

The loss from the non-PRC operation consists primarily of the operation cost, administration expense, interest income and charges.

Income taxes consist of

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current income tax	—	—	1,969	270
Effect of tax law changes	—	—	157,032	21,527
	—	—	159,001	21,797

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
A reconciliation between taxes computed by applying the statutory income tax rate of 33% applicable to the Group’s PRC operations to income tax expense is:

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income before income tax	169,080	253,903	301,219	41,293

Income tax computed at the applicable statutory tax rate of 33%	55,796	83,788	99,402	13,627
Effect of tax exemptions	(55,796)	(83,788)	(101,981)	(13,980)
Effect of tax rate differences	—	—	3,788	519
Effect of tax law changes	—	—	157,032	21,527
Changes in valuation allowance	—	—	760	104

Income tax expense reported in the consolidated statements of operations	—	—	159,001	21,797

The benefit of the tax exemption per basic and diluted earnings per share is as follows:

	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.56	0.84	1.00	0.14

Diluted	0.56	0.84	0.98	0.13

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2007 are as follows:

	2007	2007
	(RMB’000)	(US$’000)

Property, plant and equipment	6	1
Acquired technology	274	38
Deferred expense	249	34
Net operating loss carry-forward	760	104

Deferred tax assets	1,289	177
Valuation allowance	(760)	(104)

Deferred tax assets, net	529	73

Investment basis in P3A	(157,561)	(21,600)

Deferred tax liabilities	(157,561)	(21,600)
As of December 31, 2007, China Victory had net operating loss carry forwards of RMB759,778 for income tax purpose that will expire in the year 2012. The company did not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of China Victory’s net deferred tax assets is more likely than not. Consequently, the company has provided a valuation allowance on the related net deferred tax assets.

Based on existing PRC tax regulations, the tax years of the PRC entities for the years ended December 31, 2005, 2006 and 2007 remain subject to examination by the tax authorities.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
16.	Earnings Per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income attributable to ordinary shareholders (numerator), basic and diluted	169,080	253,903	142,218	19,496

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating income per share —basic	100,000,000	100,000,000	103,978,082	103,978,082
Effect of dilutive securities
Series A redeemable convertible preferred shares	—	—	900,645	900,645
Employee share options	—	—	1,213,162	1,213,162

Weighted average number of ordinary shares outstanding used in calculating income per share —diluted	100,000,000	100,000,000	106,091,889	106,091,889

Earnings per share —basic	1.69	2.54	1.37	0.19

Earnings per share —diluted	1.69	2.54	1.34	0.18

17.	Related Party Transactions

Name of Related Parties	Relationship with the Group

Taiyuan Relord	A company owned by a director of P3A
Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd. (“Taiyuan Baojia”)	A subsidiary of Taiyuan Relord
Xue Zhi Xin	A director of P3A
Zhang Ming She	A director of P3A
Yan Lv	A director of P3A
Liu Jin Bin	A director of P3A
Ruihua Eco-technology Co., Ltd.	A company owned by a director of the Company
Huaao Yongtong Internet Technology (Beijing) Company	A company owned by a director of the Company

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
17.	Related Party Transactions (continued)
(1)	The Company had the following related party transactions during the years presented:

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Sales of seedlings to:
Taiyuan Relord	2,183	2,980	14,500	1,988

Purchase of date trees from:
Taiyuan Relord	—	52,800	—	—

Repayment of loans borrowed from:
Zhang Ming She	5,430	4,000	—	—
Xue Zhi Xin	640	4,000	—	—
Yan Lv	4,710	2,000	—	—

	10,780	10,000	—	—

Loan advanced to Taiyuan Baojia	—	900	—	—

Repayment of loan to Taiyuan Baojia	—	—	900	123

P3A entered into an operating lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. Annual land lease expense is approximately RMB673,000 per year. The related operating lease commitment has been included in the disclosure of operating lease commitment in note 20.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
17.	Related Party Transactions (continued)
(2)	The Company had the following related party balances at the end of the year:

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Ruihua Eco-technology Co., Ltd.	—	316	43
Huaao Yongtong Internet Technology (Beijing) Company	—	149	21
Taiyuan Baojia	900	—	—
Zhang Ming She(i)	52	39	5
Xue Zhi Xin(i)	53	53	7
Yan Lv(i)	39	—	—
Liu Jin Bin(i)	15	—	—

	1,059	557	76

Average balance during the year	1,332	808	111

Amounts due to related parties:
Included in current liabilities
Taiyuan Relord	16,884	212	29

Average balance during the year	20,324	8,548	1,172

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

Amounts due to related parties:
Included in non-current liabilities
Taiyuan Relord(ii)	8,996	8,792	1,205

Average balance during the year	4,498	8,894	1,219

Amount due to a shareholder(iii)	29,992	—	—

Average balance during the year	29,992	14,996	2,056

(i)	The balances represent cash advances paid to directors for reimbursable company expenses.

(ii)	The non-current amount due to the purchase from Taiyuan Relord represents the remaining of consideration for the purchase of date trees repayable over the next 45 years. Imputed interest relating to the balance is calculated using the incremental borrowing rate at the transaction date of 6.84% per annum

(iii)	Imputed interest, calculated using incremental borrowing rates ranging from 5.58% to 7.29% per annum, amounting to RMB1.67 million, RMB1.84 million and RMB1.82 million for the years ended December 31, 2005, 2006 and 2007, respectively, were recorded with an offsetting credit to Additional Paid-in Capital.
(3)	P3A guaranteed a short term bank loan amounting to RMB2,000,000 borrowed by Taiyuan Baojia as of December 31, 2007 (Note 20).

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
18.	Share-based Awards Plan

In July 2007, the Company adopted the 2007 Share Incentive Plan (the “Plan”). The Plan provides for the granting of share options and restricted ordinary shares to employees and consultants of the Company. Options granted under the Plan may be either incentive share options or nonqualified share options. The Company reserved 15,000,000 ordinary shares for issuance under the Plan. Under the Plan, options granted generally vest 30% after the first year of service, 30% after the second year of service, 20% after the third year of service and 20% after the fourth year of service. Certain options granted vest 50% after the first year of service and 50% after the second year of service. The contractual terms of options granted is generally ten years from the grant date. The option award provides for accelerated vesting if there is a change in control (as defined in the Plan).

For certain options granted with four years of graded vesting term as described above, in the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. The Company concluded that the termination clause represents a non-substantive vesting term since it allows the grantee to continue to vest options for a twelve month period after termination. For accounting purposes, 60% of these options granted are vested after the first year of service, 20% after the second year of service and 20% after the third year of service.

The Company elected to recognize compensation cost for share-based awards with only service conditions on a straight-line basis over the requisite service period for the entire award with the limitation that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

On July 4, 2007, the Company granted 1,500,000 options with exercise price of US$4.80 per share to two employees. 20% of the options will vest after the first year of service, 20% will vest after two years of service, and for the remaining 60%, 10% will be vested semi-annually over the next three years. In the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. On July 19, 2007, the grant to the two employees was modified such that the options granted were reduced from 1,500,000 to 1,200,000, and the exercise price was reduced from US$4.80 per share to US$2.40 per share. In addition, the modified options vest 30% after the first year of service, 30% after the second year of service, 20% after the third year of service and 20% after the fourth year of service. In the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. The total incremental compensation cost resulting from the modifications amounting to US$452,500 is recognized ratably over the new requisite service period.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
18.	Share-based Awards Plan (continued)

The following table summarizes the option activity for the year ended December 31, 2007 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

				Weighted-
				Average	Aggregate
				Remaining	Intrinsic
	Number of	Weighted-average		Contractual	Value
Share Option	Shares	Exercise Price		Term	(US$’000)
Outstanding, December 31, 2006	—	US$	—
Granted	9,194,500	US$	3.14
Exercised	—	US$	—
Forfeited/Cancelled	(74,000)	US$	4.80	9.63
Outstanding, December 31, 2007	9,120,500	US$	3.13	9.63	19,239
Vested and expected to vest at December 31, 2007	9,120,500	US$	3.13	—	19,239
Exercisable at December 31, 2007	—	US$	—		—
The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2007 and the exercise price.

As of December 31, 2007, there was RMB100,766,051 (US$13,794,876) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.82 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the binomial option pricing model by the management with assistance from Sallmanns (Far East) Limited. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s share. The relevant historical information is limited because the Company became a public company in November 2007. The expected term was estimated based on the resulting output of the binomial option pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience. The option awards are not transferable and the grantee has a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor. The suboptimal exercise factor of 1.5 is based on Sallmanns (Far East) Limited’s research on the early exercise behavior of employees with stock options.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
18.	Share-based Awards Plan (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2005	2006	2007

Risk-free interest rate	—	—	4.12%-5.04%
Dividend yield	—	—	—
Expected volatility range	—	—	32.22%-33.17%
Weighted average expected volatility	—	—	32.52%
Expected life (in years)	—	—	2.4 to 7.38
The table below summarizes the weighted average fair value of share options granted during the year:

	2005	2006	2007

Weighted average grant-date fair value of share options granted during the year:	—	—	1.67
Total compensation cost recognized for the years ended December 31, 2005, 2006 and 2007 are as follows:

	For the years ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	—	—	152	21
General and administrative expenses	—	—	13,147	1,802
Research and development expenses	—	—	12	2

	—	—	13,311	1,825

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
19.	Employee Defined Contribution Plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. P3A is required to make contributions to the government mandated defined contribution plan for these benefits based on 28% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB666,314, RMB996,923 and RMB903,230 (US$123,822) respectively for each of the years ended December 31, 2005, 2006 and 2007, respectively.

20.	Commitments and Contingencies

Operating lease commitments

Payments under operating leases for land and building, which are mainly used to grow seedlings, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents and have lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2008	291,280	39,931
2009	44,431	6,091
2010	664	91
2011	430	59
2012	1,936	265
Thereafter	27,887	3,823

	366,628	50,260

Total rental expense was RMB1,649,247, RMB3,312,021 and RMB7,683,568 (US$1,053,323) for the years ended December 31, 2005, 2006 and 2007, respectively.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
20.	Commitments and Contingencies (continued)

Purchase commitments

Purchase commitments represent service agreements entered into with village collectives and corn seed companies to grow corn seeds. The terms of the agreements have periods ranging from 5 to 12 years. Future minimum purchase payments for each of the next five years and thereafter, under all non-cancelable agreements are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2008	41,708	5,718
2009	41,708	5,718
2010	41,708	5,718
2011	40,925	5,610
2012	40,854	5,600
Thereafter	218,981	30,019

	425,884	58,383

The amount purchased under the above obligations was RMB nil, RMB28,392,925 and RMB40,243,708 (US$5,516,918) for the years ended December 31, 2005, 2006 and 2007, respectively.

Acquisition of intangible assets

As of December 31, 2007, the Company had commitments of RMB35,850,000 (US$4,914,594) related to the acquisition of intangible assets to be used for the Company’s corn seed department.

Commitment for research and development services

As of December 31, 2007, the Company had commitments of RMB24,000,000 (US$3,290,105) related to the research and development services to be used for the Company's corn seed department.

Enterprise income tax

All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC. P3A has not recorded any current or deferred income taxes in reliance on an enterprise income tax exemption notice received from the Local Tax Bureau of Taiyuan in the province of Shanxi and a legal opinion received from Shanxi Cheng Kai Law Firm, confirming P3A’s enterprise income tax exemption status under existing PRC tax regulation. Based on the above, management believes that it is unlikely that the Ministry of Finance and the Sate Tax Bureau will challenge P3A’s enterprise income tax exemption status.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
20.	Commitments and Contingencies (continued)

Individual income tax withholdings

Based on existing PRC tax regulations, P3A is required to withhold and remit income taxes from its employees. Failure to do so would subject the company to a penalty of 50% to 300% of the actual withholding tax amount. P3A did not remit employee income taxes for the years ended December 31, 2005, 2006 and 2007. P3A estimated that the most likely outcome will result in a 150% penalty assessment of which, 100% is borne by the employees and 50% is borne by the Company; therefore an accrual of RMB2,118,441, RMB3,168,711 and RMB4,802,530 was recorded for the years ended December 31, 2005, 2006 and 2007, respectively (Note 10). The taxation authorities may assess the maximum amount which would exceed the accrued amount by RMB2,118,441, RMB3,168,711 and RMB4,802,530 for the years ended December 31, 2005, 2006 and 2007, respectively. P3A obtained written agreements from its employees that they will reimburse the company for tax penalty assessed over 50% of the withholding tax amount. Accordingly, as of December 31, 2006 and 2007, a receivable amounting to RMB4,069,669 and RMB2,323,054, respectively, was recorded for the net withholding taxes due from the employees (Note 5).

Guarantees

P3A guaranteed a short term bank loan of RMB2,000,000 borrowed by Taiyuan Baojia, its related parties (Note 17) at December 31, 2007. P3A did not receive any fees for providing the guarantee. The bank loan was repaid and the guarantee was released subsequent to December 31, 2007.

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The maximum amount of undiscounted payments P3A would have had to make in the event of default by the original borrower is RMB2,000,000 at December 31, 2007. The Company has determined the fair value of the guarantee in 2007 to be insignificant. Accordingly, the Company has not recorded any liabilities for the agreement as of December 31, 2007.

The Company does not have any recourse under the agreement to recover any payment required by the guarantees from the original borrower.

21.	Segment Reporting

The Company is engaged in the development, production and sale of corn seeds, sheep breeding products and seedlings. In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has three operating and reportable segments which are corn seeds, sheep breeding products and seedlings.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
21.	Segment Reporting (continued)

The revenue, cost of revenue and gross profit by segment is as follows:

Year ended December 31, 2005

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	245,601	119,468	19,020	384,089
Cost of revenue	(147,723)	(37,716)	(5,932)	(191,371)

Gross profit	97,878	81,752	13,088	192,718
Unallocated operating expenses				(18,372)
Unallocated non-operating expense				(5,266)

Income before income tax				169,080

Year ended December 31, 2006

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	245,634	193,054	51,015	489,703
Cost of revenue	(144,730)	(52,287)	(10,357)	(207,374)

Gross profit	100,904	140,767	40,658	282,329
Unallocated operating expenses				(25,169)
Unallocated non-operating expense				(3,257)

Income before income tax				253,903

Year ended December 31, 2007

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	343,743	255,508	71,505	670,756
Cost of revenue	(203,709)	(72,716)	(20,459)	(296,884)

Gross profit	140,034	182,792	51,046	373,872
Unallocated operating expenses				(65,246)
Unallocated non-operating expense				(7,407)

Income before income tax				301,219

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
21.	Segment Reporting (continued)

Year ended December 31, 2007

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Revenue	47,123	35,027	9,802	91,952
Cost of revenue	(27,926)	(9,968)	(2,805)	(40,699)

Gross profit	19,197	25,059	6,997	51,253
Unallocated operating expenses				(8,944)
Unallocated non-operating expense				(1,016)

Income before income tax				41,293

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
21.	Segment Reporting (continued)

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.

All of the Company’s sales are made to customers located in the PRC and all of the Company’s long-lived assets are located in the PRC. The Company does not allocate such assets to individual segments.

22.	Subsequent Events

a) Closure of two production bases

In March 2008, the Company closed down two breeder sheep production bases in order to centralize its operation at another production base. One of the production bases was disposed of in March 2008 and resulted in a net disposal loss of RMB2.2 million.

b) 2008 fire in the corn seeds warehouse

In March 2008, a fire broke out in one of the Company’s corn seeds warehouse which led to a loss of approximately RMB8.2 million comprising primarily of corn seed inventory and property, plant and equipment.

c) Agreement between P3A’s management and a shareholder of the Company

In late January 2008, Guanglin Lai, Chairman and then co-Chief Executive Officer of the Company and Zhixin Xue, then Chief Operating Officer and Director of the Company, had been discussing the payment of US$18 million in cash and the transfer of shares (which represent 22% of the Company) owned by Brothers Capital Limited (“BCL”), a significant shareholder of the Company, to Mr. Xue and certain members of P3A management designated by Mr. Xue, including Mingshe Zhang, Lv Yan and Zhonglin Han, to be commensurate with their contribution to the Company and to provide equity incentive for their continuing service. BCL is solely owned by Guanglin Lai. On February 4, 2008, the Board approved a payment of US$9 million by BCL to Mr. Xue and agreed to consider the proposed transaction at a board meeting to be held in the near future.

On May 31, 2008, the above noted management personnel of P3A except for Zhonglin Han, BCL and its directors have each entered into agreements with the Company in connection with the proposed release, subject to meeting certain conditions, to P3A’s key management of the cash and shares placed into escrow by BCL as follows:

(i) An additional US$9 million will be paid to Zhixin Xue, Mingshe Zhang and Lv Yan, who are members of P3A’s key management team. These individuals agreed that all of the cash proceeds received from BCL, totaling US$18 million, will be distributed solely to members of P3A’s management.

(ii) To provide additional equity incentives and retain the services of employees of P3A and Agria, Zhixin Xue, Guanglin Lai and Zhaohua Qian agreed to contribute all options granted to them by the Company to purchase a total of 2,200,000 ordinary shares, to a new management retention plan to be established for the benefit of these employees. No consideration was paid by the Company to

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
Guanglin Lai and Zhaohua Qian for the return of their stock options to establish the new retention plan.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
22.	Subsequent events (continued)

Class action lawsuits

In April 2008, the Company was named as a defendant in several class action lawsuits filed in the United States. The lawsuits also assert claims against our executive officers, our directors and other defendants with respect to alleged misleading and omitted disclosures in the Company’s registration statement for its initial public offering in November 2007 concerning compensation as well as alleged deficiencies in our corporate governance controls. The complaint alleges that some or all of the defendants violated Section 11, Section 12 and Section 15 of the Securities Act of 1933 and requests unspecified compensatory damages. An estimate of the amount or range of possible loss cannot be determined currently. No provision has been made for any expenses that might arise as a result of the class action lawsuits.

23.	Condensed Financial Information of the Company

Under PRC laws and regulations, P3A is restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital, statutory reserve and net assets of its PRC subsidiary and VIE, as determined pursuant to PRC generally accepted accounting principles, totaling RMB724,887,368 (US$99,372,825) as of December 31, 2007.

Statements of operations

	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—	—	—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
General and administrative expenses	—	—	(619)	(85)

Total operating expenses	—	—	(619)	(85)

Operating loss	—	—	(619)	(85)
Interest income	—	—	6,900	946
Interest expense	—	—	(62)	(9)
Exchange gain	—	—	132	18
Equity in profit of subsidiaries and variable interest entity	169,080	253,903	135,867	18,626

Income before income tax	169,080	253,903	142,218	19,496
Income tax	—	—	—	—

Net income	169,080	253,903	142,218	19,496

Net income attributable to ordinary shareholders	169,080	253,903	142,218	19,496

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
23.	Condensed Financial Information of the Company (continued)

Balance sheets

	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Cash and cash equivalents	—	1,142,017	156,557
Prepayments and other current assets	—	4,018	551
Investment in subsidiaries and variable interest entity	354,136	703,005	96,373

Total assets	354,136	1,849,040	253,481

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Accrued expenses and other liabilities	—	833	114

Total liabilities	—	833	114

Shareholders’ equity
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 100,000,000 and 126,400,000 shares issued and outstanding at December 31, 2006 and December 31, 2007, respectively)	—	—	—
Additional paid-in capital	8,098	1,561,933	214,122
Accumulated other comprehensive loss	—	(9,421)	(1,291)
Retained earnings	346,038	295,695	40,536

Total shareholders’ equity	354,136	1,848,207	253,367

Total liabilities and shareholders’ equity	354,136	1,849,040	253,481

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
23.	Condensed Financial Information of the Company (continued)

Cash flow

	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income	—	—	142,218	19,496
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries and variable interest entity	—	—	(135,867)	(18,626)
Change in operating assets and liabilities:
Prepayments and other current assets	—	—	(4,018)	(551)

Net cash provided by operating activities	—	—	2,333	319

Cash flows from investing activities:
Investment in subsidiaries and variable interest entity	—	—	(243,519)	(33,383)

Net cash used in investing activities	—	—	(243,519)	(33,383)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary shares redemption rights	—	—	76,155	10,440
Proceeds from initial public offering, net of issuance cost	—	—	1,332,917	182,727

Net cash provided by financing activities.	—	—	1,409,072	193,167

Effect of exchange rate changes on cash and cash equivalents	—	—	(25,869)	(3,546)

Net increase in cash and cash equivalents	—	—	1,142,017	156,557
Cash and cash equivalents at the beginning of year	—	—	—	—

Cash and cash equivalents at the end of year	—	—	1,142,017	156,557

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries and variable interest entity is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries and variable interest entity under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entity” and share of their profit or loss as “Equity in profit (loss) of subsidiaries and variable interest entity” on the statements of operations.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.
24.	Changes in the Presentation of Comparative Financial Statements

Certain comparative balances in the consolidated financial statements have been reclassified to confirm with the current year’s presentation.