Form 20-F
period 2008-12-31
AGRIA CORP
filed 2009-12-29
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
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
21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027
People’s Republic of China

(Address of principal executive offices)

John Layburn, Chief Strategy and Compliance Officer	David Pasquale, Senior Vice President
Phone: +86 (10) 8438 1060	Phone: +1 914 337 1117
Email: john.layburn@agriacorp.com	Email: david.pasquale@agriacorp.com

21/F Tower B, PingAn International Finance Center,	Two Park Place
1-3 Xinyuan South Road, Chaoyang District	Bronxville, New York 10708
Beijing 100027, People’s Republic of China	United States of America

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 125,800,000 ordinary shares, par value US$0.0000001 per share, as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, P3A, a consolidated affiliated entity;

•	“P3A” refers to our consolidated affiliated entity, Taiyuan Primalights Agriculture Development Co., Ltd., which is a limited liability company established in China;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “US$,” “dollars” and “US dollars” are to the legal currency of the United States;

•	“breeder sheep” refers to pure breed sheep that are used primarily in rapid reproduction or artificial reproduction methods to spread desired genes widely in a flock and have received official variety recognition in China or another country; and

•	“upstream” refers to the production and sale of agricultural products (e.g., seeds, sheep semen and sheep embryos) to be used by other participants in the agricultural industry to produce other agricultural products, such as corn and sheep, which in turn are used to manufacture products such as animal feed, mutton and wool.
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
You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for 2009 and any other future period to differ materially from those described in any forward-looking statements made by us:
•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	our anticipated development strategies, which may include expanding sales into new regions, increasing the farmland to which we have access, and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	the growth in demand in China for high-quality corn seeds, sheep and seedlings;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business, including regulation of genetically modified corn;

•	trends and competition in the corn seed, sheep and seedling industries; and

•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.
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

The following selected consolidated financial information (except for earnings per ADS) has been derived from our consolidated financial statements. Our consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and our balance sheet data as of December 31, 2007 and 2008 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP. Our consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues
Corn seeds	48,560	245,601	245,634	343,743	257,144	37,691
Sheep products	92,904	119,468	193,054	255,508	148,457	21,760
Seedlings(1)	10,820	19,020	51,015	71,505	62,463	9,155

Total revenues	152,284	384,089	489,703	670,756	468,064	68,606

Cost of revenues
Corn seeds	(33,311)	(147,723)	(144,730)	(203,709)	(153,029)	(22,430)
Sheep products	(31,196)	(37,716)	(52,287)	(72,716)	(74,701)	(10,949)
Seedlings(2)	(9,053)	(5,932)	(10,357)	(20,459)	(33,436)	(4,901)
Inventory write-down	—	—	—	—	(16,686)	(2,446)

Total cost of revenues	(73,560)	(191,371)	(207,374)	(296,884)	(277,852)	(40,726)

Gross profit	78,724	192,718	282,329	373,872	190,212	27,880

Operating (expenses) income
Selling expenses	(4,874)	(11,349)	(14,031)	(36,443)	(18,585)	(2,724)
General and administrative	(6,015)	(4,199)	(7,472)	(25,723)	(896,977)	(131,473)
Research and development	(7,203)	(2,974)	(3,746)	(3,080)	(20,247)	(2,968)
Government grants	1,457	150	80	—	—	—

Total operating expenses	(16,635)	(18,372)	(25,169)	(65,246)	(935,809)	(137,165)

Operating profit (loss)	62,089	174,346	257,160	308,626	(745,597)	(109,285)
Interest income	115	218	280	8,700	34,531	5,061
Interest expense(3)	(4,731)	(5,537)	(4,923)	(8,260)	(1,147)	(168)
Exchange loss	—	—	—	(7,745)	(11,812)	(1,731)
Other expense	(37)	(7)	—	(680)	(2,657)	(389)
Other income	336	60	1,386	578	1,256	184

Income (loss) before income tax	57,772	169,080	253,903	301,219	(725,426)	(106,328)

Income tax	—	—	—	(159,001)	(25,576)	(3,749)
Net income (loss)	57,772	169,080	253,903	142,218	(751,002)	(110,077)

Earnings (loss) per ordinary share
Basic	0.58	1.69	2.54	1.37	(5.95)	(0.87)
Diluted	0.58	1.69	2.54	1.34	(5.95)	(0.87)
Earnings (loss) per ADS(4)
Basic	1.16	3.38	5.08	2.74	(11.90)	(1.74)
Diluted	1.16	3.38	5.08	2.68	(11.90)	(1.74)
Weighted average number of ordinary shares used in per share calculations:
Basic	100,000,000	100,000,000	100,000,000	103,978,082	126,262,529	126,262,529
Diluted	100,000,000	100,000,000	100,000,000	106,091,889	126,262,529	126,262,529

(1)	Includes related party amounts of RMB2.2 million, RMB3.0 million, RMB14.5 million and RMB4.2 million ($0.6 million) for 2005, 2006, 2007 and 2008, respectively.

(2)	Includes related party amounts of RMB0.8 million, RMB1.0 million, RMB4.8 million and RMB1.8 million ($0.3 million) for 2005, 2006, 2007 and 2008, respectively.

(3)	Includes related party amounts of RMB4.1 million, RMB2.5 million, RMB6.6 million and RMB0.6 million ($0.1 million) for 2005, 2006, 2007 and 2008, respectively.

(4)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006, 2007 and 2008:

	As of December 31,
	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	29,477	42,782	1,387,153	1,176,767	172,484
Accounts receivable	67,200	156,440	200,757	162,820	23,865
Total assets	351,866	490,476	2,071,536	2,077,762	304,545
Total current liabilities	141,532	127,344	56,976	53,056	7,777
Additional paid-in capital	6,262	8,098	1,561,933	2,368,520	347,162
Total shareholders’ equity	208,834	354,136	1,848,207	1,835,560	269,044
Exchange Rate Information
Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders are expressed in US dollars using the then current exchange rates. This annual report contains translations of RMB amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of RMB into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this annual report were made at a rate of RMB6.8225 to $1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On December 21, 2009, the noon buying rate was RMB6.8284 to $1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December (through December 24, 2009)	6.8271	6.8275	6.8288	6.8260

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Business
Extreme weather conditions and other natural or man-made disasters could damage our production, which would cause us to suffer losses of production and a material reduction in revenues.
Our corn seeds, sheep products and seedlings are produced primarily on leased land and through a network of multiple village collectives and production companies in Shanxi and other provinces in China. Our production bases are invariably subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of corn seeds, sheep products and seedlings produced could be materially adversely affected by extreme weather conditions or natural disasters, thereby harming our sales and profitability. For example, in November 2009, unexpected snow storms across northern China caused severe damage and disruptions to wide sections of agricultural industry in Shanxi area, where our operations concentrate. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. For instance, in March 2008, a fire broke out in one of our corn seeds warehouse, which led to a substantial loss of RMB8.2 million ($1.2 million) comprising primarily of corn seed inventory and property, plant and equipment. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Shanxi province, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop in Shanxi province, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such a risk and we are not aware of the availability of any such insurance in China.
An outbreak of disease in livestock and/or food scares in China would materially and adversely affect our sheep business.
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
In 2008 we had access to approximately 22,000 acres of farmland in seven provinces mainly through contractual arrangements with village collectives. During 2008, we used approximately 8,000 acres for corn seed production. Because we are legally prohibited from owning farmland, we typically lease the land owned by a village collective and enter into a seed production agreement with that village collective. These leases typically are 12 years in length, while the contracts to produce corn are typically one year in length, covering one growing season. These leases provide for a minimum condition to the land including electricity supply and irrigation. If leased land does not reach the required condition, we believe the lease can be forfeited without penalty. In the event that prices for other crops increase, these village collectives may decide to farm other crops in breach of our leases and seed production agreements with them, or following expiration of our leases, lease the land to our competitors or other parties. If the land policy changes so that we are unable to continue to lease the land, if a significant number of village collectives refuse to lease the land to us upon the expiration of their current leases, or if we are unable to find new village collectives willing to lease their land to us and produce corn seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of corn seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more to lease land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.

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
In 2007 and 2008, P3A entered into two contractual leases with village collectives with respect to two parcels of land of approximately 5,931 acres in aggregate for a term of 30 years. However, PRC contract law provides that the term of these contractual leases cannot exceed 20 years. As a result, unless the parties are able to renegotiate or otherwise agree to extend the remainder term of the lease, these contractual leases may be subject to termination after the initial 20-year term.
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
We are subject to a consolidated class action lawsuit alleging that we failed to disclose certain information in our initial public offering registration statement. If the plaintiffs in this consolidated class action lawsuit against us are successful, our financial condition, results of operations and liquidity, as well as our reputation may be materially and adversely affected.
As of February 3, 2009, a consolidated class action lawsuit in the United States District Court for the Southern District of New York was filed, alleging violations various sections of the U.S. Securities Act of 1933, against us, our executive officers, our directors and other defendants. The lawsuit alleges that our initial public offering registration statement and prospectus failed to disclose certain alleged discussions between two executives relating to requests for additional compensation and a threatened resignation. We are vigorously defending this consolidated class action. On December 1, 2009, the U.S. District Court for the Southern District of New York dismissed the consolidated class action against the Company and the underwriters defendants, and the Court issued a judgment in favor of the Company and the underwriter defendants. Plaintiffs are attempting to challenge the court’s order dismissing the case against Agria and the underwriter defendants. Also, plaintiffs are pursuing these same claims against certain former and current officers and directors of Agria. We plan to move to dismiss these claims against the officers and directors based on grounds that caused the court to dismiss the case against Agria, as well as additional defenses. However, the outcome of this class action is uncertain. Also, the defense of this lawsuit may be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management from the normal business operations of our company. If the plaintiffs in this consolidated class action lawsuit against us are successful, it may result in substantial monetary damages exceeding the amount of possible coverage under our directors and officers insurance policy, which could have a material adverse effect on our financial condition, results of operations, and liquidity as well as our reputation.

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
We have a limited operating history. Our consolidated affiliated entity, P3A, commenced operations in 2000 and first achieved profitability in 2002. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in the highly fragmented agricultural industry in China. Some of these risks and uncertainties relate to our ability to:
•	maintain our competitive position in China and compete in each of our business segments with Chinese and international companies, many of which have longer operating histories and greater financial resources than us;

•	continue to offer commercially successful corn seeds, sheep products, seedling and other products to attract and retain direct customers and ultimate users;

•	retain access to the farmland we currently use for production of our products and obtain access to additional farmland for expansion;

•	continue our existing arrangements with village collectives that grow our corn seed products and enter into new arrangements with additional village collectives;

•	maintain effective control of our costs and expenses; and

•	retain and motivate our management and skilled technical staff and recruit and integrate additional qualified personnel into our operations.
If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.
The strategic review recently announced may result in a refocusing and repositioning of the company’s business and operations and may be subject to execution risk.
In September 2009, the company announced a strategic review of its business and operations. The purpose of this review is to reduce inherent risk in the business and to increase the value of shareholders’ equity. The strategic review may result in a refocusing and repositioning of our business and operations.
One of our key strategies focuses on furthering our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships both in China and internationally. In October 2009, we entered into agreements to invest in, and form a strategic partnership with, PGG Wrightson, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In October 2009, we also entered into a strategic cooperation framework agreement with China National Academy of Agricultural Sciences, or CNAAS, providing for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million into Beijing Zhongnong Seed Industry Co., Ltd., or Zhongnong, a company wholly owned by CNAAS and its affiliates.
While actions will only be taken that are considered by management to be in the shareholders’ best interests, any repositioning is invariably subject to associated execution risk including issues relating to the integration of new operations and personnel, geographical coordination, retention of key management personnel, systems integration and the reconciliation of corporate cultures. The repositioning activities could cause the diversion of management’s attention or resources from our existing business or cause a temporary interruption of, or loss of momentum in, our business. We could also lose key personnel from the acquired companies. There may be unforeseen or hidden liabilities or we may not be able to generate sufficient revenue to offset new costs of acquisitions, investments and strategic partnerships. The execution of international expansion of our operations exposes us to a number of additional risks including difficulties in staffing and managing overseas operations, fluctuations in foreign currency exchange rates, increased costs associated with maintaining the ability to understand local trends, difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas locations in which we operate, failure to develop appropriate risk management and internal control structures tailored to overseas operations, inability to obtain, maintain or enforce intellectual property rights, unanticipated changes in economic conditions and regulatory requirements in overseas environment. These risks associated with strategic repositioning, future acquisitions, investments and strategic partnerships could have a material and adverse effect on our business, results of operations, financial condition or liquidity.

Our senior management team has worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address future challenges to our business.
Due to our recent restructuring and additions to our corporate management team, certain of our senior management have worked together at our company for only a short period of time. For example, we appointed Xie Tao to be our chief executive officer, Christopher Boddington to be our chief financial officer in September 2009 and John Layburn to be our chief strategy and compliance officer in October 2009. As a result, it may be difficult for you to evaluate the effectiveness of our senior management, on an individual or collective basis, and their ability to address future challenges to our business. In addition, we may not be able to successfully execute our plan to recruit qualified candidates with substantial experience in the global agricultural industry to join our senior management team in the future. Even if we are able to recruit qualified senior management personnel, such new senior management personnel may not be able to work with our existing management to effectively execute our growth strategy and address future challenges to our business.
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
In recent years, there has been significant turnover of our directors and senior management including those at P3A. Effective April 1, 2008, Mr. Zhixin Xue resigned from his former positions as our chief operating officer and director. Mr. Xue currently is the president and authorized legal representative of our primary operating entity, P3A. If Mr. Xue and/or other management personnel of P3A decide to resign from P3A in the future, the loss of their services in the absence of suitable replacements would have a material adverse effect on P3A’s operations, which in turn may materially adversely affect our business, financial condition and results of operations. In such an event, we would also need to incur additional expenses to recruit and train new personnel.
We rely on contractual arrangements with P3A for our China operations, which may not be as effective in providing control over our operating entity as direct ownership.
Because PRC regulations currently restrict foreign ownership of corn seed companies directly in China, we are dependent on P3A, in which we have no equity ownership interest and must rely on contractual arrangements to control and operate P3A. The contractual arrangements with P3A may not be as effective in providing control over the entity as direct ownership. On occasions there have been disagreements between management of Agria and management of P3A. For example, there have been incidents where the P3A management did not provide full cooperation in responding to our requests in a timely manner. This included the provision of information to allow the timely completion of the investigations conducted at the direction of our audit committee and data to allow the completion of our annual financial statements for the year ended December 31, 2008. In the future, P3A may fail to take actions required for our business despite their contractual obligation to do so. P3A is able to transact business with parties not affiliated with us. If P3A fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of P3A would always act in our best interest.

Our growth prospects may be materially and adversely affected if we are unable to develop or acquire new products.
The majority of our products are upstream products ultimately used by farmers in China. The profitability of our business depends on sustained and recurring orders from our direct customers, which include distributors, breed improvement and reproductive stations, or BIRSs, and other intermediaries. Reorder rates are uncertain due to several factors, many of which are beyond our control. These factors include changing customer preferences, competitive price pressures, failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors and general economic conditions. If we are unable to develop or acquire additional products that meet the demands of farmers in China, or if our competitors develop products that are favored by farmers in China, our growth prospects may be materially and adversely affected and our revenues and profitability may decline.
One or more of our distributors could engage in activities that are harmful to our brand and to our business.
Outside of Shanxi province, our corn seed products are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in those provinces. If those distributors do not obtain the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for that province, which could further adversely impact our sales in that province. In addition, distributors may sell our products under another brand that is licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other corn seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sell inferior corn seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded corn seeds more difficult.
Any plans to increase our production capacity and expand into new markets may not be successful, which could adversely affect our operating results.
Implementation of our recently announced strategic review may result in decisions to further our expansion efforts with increased production of certain or all existing products and new corn seed, sheep and seedling products. This expansion has placed and will continue to place substantial demands on our managerial, operational, technological and other resources. If we fail to manage our product offerings, operations and distribution channels effectively and efficiently, we could suffer a material and adverse effect on our operations and our ability to capitalize on new business opportunities, either of which could materially and adversely affect our operating results.
As part of our development, we may expand the geographic areas in which our products are produced or sold. Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, we could experience a decrease in revenues and an increase in expenses and our results of operations could be adversely affected.
Our operating results may fluctuate due to a number of factors beyond our control and you may not be able to rely on our historical operating results as an indication of our future performance. We expect that our revenues in 2009 will decline compared to 2008 and there is a risk that we may have a net loss in 2009.
Our operating results may fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. Business disruption in key sales periods may have a particularly significant impact on our full year results. Any unexpected seasonal or other fluctuations could adversely affect our business and results of operations.
In 2008, our production of sheep semen and embryos was relocated to Youyu. The transfer caused significant disruption to this business and led to quality control problems. As a consequence, we do not expect there to be any significant sales of semen or embryos reported for 2009. In addition, revenues generated from our corn seed business have declined since 2007 and this trend has continued throughout 2009. Furthermore, the allegations made by a former employee of P3A caused significant disruptions to the business operations of P3A until the investigation in connection with these allegations was completed in December 2009. Therefore, we expect that our revenues in 2009 will decline compared to 2008 and there is a risk that we may have a net loss in 2009.

In addition, our future sustainability and level of profitability depend on our ability to secure sufficient orders from customers. An adverse change in market conditions may have material and adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. Our results of operations may be materially and adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to continue to maintain a similar level of profitability and you may not be able to rely on our historical operating results as an indication of our future performance.
A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our revenues and results of operations.
Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.
The current deterioration in economic conditions has had and could continue to have a negative impact on agricultural production and the rural economy in China, with global agricultural commodity demand and prices slumping. Lower commodity prices reduce farmers’ income and weaken their confidence for the future development of agricultural business. In turn, this may limit their abilities or lessen their willingness to use more expensive agricultural products including the ones we produce. There are still great uncertainties regarding the economic conditions and the demand for agricultural commodities. Continued turbulence in the international markets and economies and prolonged declines in agricultural commodity demand and prices in China may adversely affect our business, revenues and results of operations.
We have limited insurance coverage on our assets in China and any uninsured loss or damage to our property, business disruption or litigation may result in our incurring substantial costs.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. Other than automobile insurance on certain vehicles and property and casualty insurance for some of our assets, we do not have insurance coverage on our other assets or inventories, nor do we have any business interruption, product liability or litigation insurance for our operations in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured loss or damage to property, business disruption or litigation may result in our incurring substantial costs and the diversion of our resources, which may have a material adverse effect on our results of operations, financial condition and/or liquidity.
The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.
The agricultural market in China is highly fragmented, largely regional and highly competitive and we expect competition to increase and intensify within the sector. We face significant competition in our corn seed and sheep lines of business. Many of our competitors have greater financial, research and development and other resources than we have. Competition may also develop from consolidation of other market forces within the corn seed industry in China, or the privatization of corn seed producers that are currently operated by the local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, the local government agricultural administrative offices were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, there may be more privately-owned seed companies in the future. Our competitors may be better positioned to take advantage of industry consolidation and acquisition opportunities than we are. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Such privatization would likely result in increased numbers of market participants with more efficient and commercially viable business models. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 50%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than we do and may become our major competitors in China. As competition intensifies, our margins may be compressed by more competitive pricing in the short term and may continue to be compressed in the long term and we may lose our market share and experience a reduction in our revenues and profit.

If we are unable to estimate farmers’ future needs accurately and to match our production levels to meet the demand of our direct customers, our business, financial condition and results of operations may be materially and adversely affected.
Due to the nature of the corn seed industry, we normally produce corn seeds according to our production plan before we sell them to distributors, which are our direct customers. Chinese farmers, the end users of our corn seeds, generally make purchasing decisions for our products based on market prices, economic and weather conditions as well as other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers, we may produce more seeds that are not in demand by our distributors resulting in aged seeds. In the event we decide not to sell the aged seeds due to concerns about the quality of these seeds, this aged inventory could eventually be sold as corn to end users at much lower prices than those of corn seeds. Aged inventory could result in asset impairment, which would cause us to suffer a loss and incur an increase in our operating expenses. Conversely, if we underestimate demand, we may not be able to satisfy our distributors’ demand for corn seeds, and as a result damage our customer relations and end-user loyalty. Failure to estimate farmers’ future needs and to match our production to our direct customers’ demands may materially and adversely affect our business, financial condition and results of operations.
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
Our sales contracts provide for upfront payments, which may be up to 100% of the purchase price, depending upon the payment history and creditworthiness of each customer. Typically, the balance is due within 240 days of delivery. As a result, some of our customers have 240 days of credit to pay after we deliver our corn seeds. In some instances, longer periods of credit have been and may continue to be granted to certain customers. These customers may not have ready access to additional sources of credit and therefore may have limited ability to withstand economic downturns. Lack of credit could prevent them from fulfilling their purchasing commitments with us, which in turn may cause liquidity issues for us and materially and adversely affect our financial condition.
The resources we devote to research and development may not result in commercially viable or competitive products.
Our success depends in part on our ability to develop new products. Research and development in the corn seed, sheep and seedling industries is generally expensive and prolonged. For example, seed development takes at least five years, as measured from the selection of the variety of seed for product development to the launch of a new corn seed product on the market. Due to the uncertainties and complexities associated with seed and biotechnological research, corn seed products under development may not survive the development process, may not ultimately be commercially viable, or may not pass government testing in the relevant provinces. As a further example, a new breed of sheep takes at least several generations to stabilize. We expect to apply for official variety recognition when our Primalights III hybrid sheep stabilizes and becomes eligible for application. We have not yet begun the application process for the title of official breeder sheep, and it may take several years to complete and may not be successful. In addition, we have significantly less financial resources than many of our international competitors. If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers, or do not pass government testing, our results of operations may be materially and adversely affected.

We may be subject to intellectual property rights claims or other claims in the future which could result in substantial costs and divert our financial and management resources away from our business.
We are subject to the risk that the products, technology and processes that we have developed in collaboration with institutes and universities will infringe upon patents, copyrights, trademarks or other third-party intellectual property rights. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claims arise in the future, litigation or other dispute resolution proceedings may be necessary to allow us to retain our ability to offer our current and future products. Even if we prevail in contesting such claims, this could result in substantial costs and diversion of our management resources and attention. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products and be forced to pay fines and damages, any of which could materially and adversely affect our business and results of operations.
Failure to protect our intellectual property rights may undermine our competitive position, and legal action to protect our intellectual property rights may be costly and divert our management resources.
We rely primarily on trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. These afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Preventing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such litigation will not be in our favor. Such litigation may be costly and may divert management attention as well as expend other resources which could otherwise have been devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would bear all costs arising from such litigation to the extent that we are unable to recover them from other parties. The occurrence of any of the foregoing may have a material adverse effect on our business, results of operations and financial condition.
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
Our rights to some of the technologies used in our sheep business and developed through collaborations with Shanxi Agriculture University are limited in scope. If we are unable to continue to employ these technologies, our sheep business could suffer, which could materially and adversely affect our results of operations.
We cooperate with Shanxi Agriculture University in research and development for our sheep business. Under a number of our agreements with Shanxi Agriculture University, the university holds the rights to claim authorship on the technological achievements and the rights “to apply for awards” for the technologies developed. We have the exclusive right to use, further develop and commercialize these technologies developed by Shanxi Agriculture University under these agreements. If Shanxi Agriculture University were to dispute our exclusive rights to use, further develop and commercialize these technologies, we may lose our ability to continue to employ such technologies in our sheep business. If this were to occur, our sheep operations could suffer and our results of operations could be adversely affected.
We may not possess all of the licenses required to operate our business, or may fail to maintain the licenses we currently hold. This could subject us to fines and other penalties, which could have a material adverse effect on our results of operations.
We are required to hold a variety of permits and licenses to conduct our corn seed, sheep and seedling businesses in China. We may not possess all of the permits and licenses required for each of our business segments. In addition, there may be circumstances under which the approvals, permits or licenses granted by the governmental agencies are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals, permits or licenses that are required to expand our business as we intend. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we would be able to offer. As a result, our business, results of operations and financial condition could be materially and adversely affected.

If the sale of our self-developed Primalights III hybrid sheep is considered by relevant government authorities to constitute the sale of breeder sheep, we may be ordered to stop selling Primalights III hybrid sheep and be subject to other penalties.
We sell breeder sheep as well as our self-developed Primalights III hybrid sheep to our customers. We expect to apply for official variety recognition when our Primalights III hybrid sheep stabilizes and becomes eligible for application. According to the PRC Animal Husbandry Law, which became effective on July 1, 2006, any new variety of livestock is subject to examination and approval by the National Commission for Livestock and Poultry Genetic Resources and can be marketed and sold as a new variety only after the variety is approved and announced by the Ministry of Agriculture. Before obtaining such approval, we are not allowed to market or sell Primalights III hybrid sheep as breeder sheep, but only as ordinary hybrid sheep. According to informal inquiries with relevant PRC authorities, we do not need to acquire additional licenses if we only sell ordinary hybrid sheep. In the past, we sold our Primalights III hybrid sheep together with our breeder sheep under our form contract for breeder sheep, and farmers may use our Primalights III hybrid sheep to breed sheep. Under applicable PRC law, if any person sells any kind of livestock as a new variety before obtaining necessary approval, such person may be ordered to stop selling the livestock and pay a fine of up to three times the proceeds received from prior illegal sales, and all the proceeds received from prior illegal sales may be confiscated. If our sale of Primalights III hybrid sheep is considered by the relevant government authority to be a sale of breeder sheep, we may be ordered to stop selling them, be subject to confiscation of the livestock and any illegal gains, or be subject to additional fines, all of which may have a material and adverse effect on our business.
We may be subject to product quality or liability claims relating to our products, which may cause us to incur litigation expenses and to devote significant management time to defending such claims and, if determined adversely to us, could require us to pay significant damage awards.
In addition to the genetic traits and the quality of our products, the performance of our products depends on climate, geographic conditions, cultivation method, farmers’ degree of knowledge and other factors. At the same time, the viability of some farmland in China has deteriorated due to toxic and hazardous materials from farmers’ overuse of herbicides. Moreover, different production methods might result in inconsistent quality. These factors can result in sub-optimal production yields. Farmers generally attribute sub-optimal production yields to poor quality of agricultural raw materials. In addition, inconsistent quality of products may also result in the unwillingness of consumers to purchase products or pay for products already purchased that they consider to be sub-standard. Our ISO 9001/2000 International Quality Management System Certificate expired in July 2009 and has yet to be renewed.
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
There have in the past and maybe in the future periods of instability during which time corn seed and other commodity prices and sales volumes may fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease outbreaks and factors affecting demand, such as availability of financing, competition and trade restrictions. Our attempts to differentiate our products from those of other corn seed producers have not prevented the corn seed market from having the characteristics of a commodity market. As a result, the price that we are able to demand for our corn seed is dependent on the size of the supply of our corn seed and the corn seed of other producers. Therefore, the potential exists for fluctuation in supply, and consequently in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. As production levels are determined prior to the time that the volume and the market price for orders is known, we may have too much or too little product available, which may materially and adversely affect our revenues, margins and profitability.

The advent of the genetic modification of corn seeds in China could adversely affect our business, causing us to lose business opportunities, market share and revenues.
We currently rely upon traditional methods of creating corn seed hybrids to develop new products. There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields. Advances in technology are increasingly allowing the use of gene modification to produce seeds that are superior to those that are produced by traditional methods. Currently, the production and commercial sale of genetically modified corn seed have not obtained public acceptance and are not encouraged by government authorities in China. However, if government attitude changes to encourage genetically modified corn seeds, demand may develop for these products, and we expect that we will need to produce genetically modified products to meet customer demands.
Should the Chinese government change its attitude with respect to genetically modified corn seeds, there is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified corn seeds, may not allow us to compete successfully. In particular, our competitors may have more advanced technology or may market genetically modified seed more successfully than us.
Our future growth prospects may be affected if we are unable to obtain additional capital to finance future acquisitions.
We may require additional cash resources in order to make acquisitions. In general, the cost of an acquisition is unknown until the opportunity is analyzed, due diligence has been completed and negotiations are underway. If the cost of any such acquisition that our management deems appropriate exceeds our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or borrow under credit facilities. The sale or issuance of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all. We may also not be able to secure or repay debt incurred to fund acquisitions, especially if the acquisition does not result in the benefits we anticipated. As a result, our operating results and financial condition may be materially and adversely affected.
Failure to properly manage our storage system may result in damage to products in storage, thereby resulting in operating losses.
Corn seed and seedling storage entails significant risks associated with the storage environment, including moisture, temperature and humidity levels, deviations in which may result in damage to corn seeds and seedlings in stock. Our semen and embryo products for our sheep business are generally stored in a frozen state and any problems affecting the temperatures or conditions under which they are stored could damage these products. Any significant damage to the products we have in storage could materially and adversely affect our results of operations.
Our consolidated affiliated entity, P3A, was the subject of various allegations of financial improprieties. Although (i) no material inaccuracies with respect of the sheep transaction as recorded by P3A were found; and (ii) no evidence of P3A falsifying its financials among the contracts and underlying documents covering the period reviewed was found by an independent international counsel, we may be subject to additional allegations in the future. These allegations may be costly to address and even if unsubstantiated, may result in negative publicity or further disruption to our operations, which could have a material adverse effect on our business, results of operations and financial conditions as well as reputation.
In December 2008, a former employee made various allegations against P3A. These allegations related to the number of sheep purchased by P3A in August 2008 and the price that P3A paid for these sheep, and the authenticity of certain of P3A’s sales contracts, bank statements and tax invoices. Our audit committee retained an independent international counsel, DLA Piper UK LLP, or DLA Piper, to conduct investigations of these allegations. DLA Piper completed its investigation in December 2009 and in its report concluded that (i) it did not find any material inaccuracies with respect of the sheep transaction as reported by P3A; and (ii) it did not find any evidence of P3A falsifying its financials among the contracts and underlying documents covering the period which they reviewed, from July 1, 2006 to June 30, 2007.

These allegations caused significant disruption to the ongoing business operations of P3A during the investigation, and we may be subject to additional allegations in the future. Steps taken to address such allegations can be costly and may also divert the attention of our management from the normal business operations of our company. In addition, such allegations, even if unsubstantiated, may result in negative publicity or further disruption to our operations, which could have a material adverse effect on our business, results of operations and financial conditions as well as our reputation.
Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must report the effectiveness of our company’s internal control over financial reporting. We started to be subject to these requirements from the fiscal year ended December 31, 2008.
Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2008. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was not effective as of December 31, 2008.
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
As of December 31, 2008, we and our independent registered public accounting firm identified a number of control deficiencies, including a material weakness, in our internal control over financial reporting. The material weakness observed was that controls designed to ensure that significant transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively.
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
We have adopted a 2007 share incentive plan and granted share options under the plan. We are required to account for share-based compensations in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensations to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.

We do not maintain insurance on our corn seed storage facilities; therefore, if a fire or other disaster damages some or all of our stored corn seeds, we will not receive any compensation.
We store a portion of our corn seed products from February to September. We do not maintain insurance on our storage facilities. A fire or other natural or man-made disaster may damage our stored products, particularly if such event occurs shortly before the peak season for the sales of corn seeds products, which could have an adverse effect on our operating results and financial condition.
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
If we or either of our PRC subsidiaries or affiliated entities or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted), the relevant PRC regulatory authorities, including the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, or SAFE, and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:
•	revoking P3A’s business and operating licenses;

•	confiscating relevant income and imposing fines and other penalties;

•	prohibiting or restricting P3A’s operations in China;

•	requiring us or P3A to restructure P3A’s ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our businesses and operations in China; or

•	imposing conditions or requirements with which we or our subsidiaries or P3A may not be able to comply.
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
The shareholders of P3A, our consolidated affiliated entity in the PRC, may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control P3A, and receive economic benefits from its operations. There is a risk that they will not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and to honor their contracts with us in order for us to effectively control P3A and to receive the economic benefits of P3A. If we cannot resolve any conflicts of interest or disputes that may arise between us and the shareholders of P3A or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may result in disruption to our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could have a material adverse effect on our ability to conduct our business.
Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and our affiliated entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and our affiliated entity in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make payments to us according to the contractual agreements. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and our affiliated entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.
Pursuant to the new PRC enterprise income tax law which became effective on January 1, 2008, the 2008 EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the implementing rules of the 2008 EIT Law, or the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation promulgated a circular setting out the criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are not controlled by PRC enterprises or groups of PRC enterprises like us. Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the 2008 EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Victory International Holdings Limited, or China Victory, our wholly owned subsidiary and the direct holder of 100% equity interest in Aero-Biotech Science & Technology Co., Ltd., or Agria China, and Agria Brother Biotech (Shenzhen) Co., Ltd., or Agria Brother, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and

Prevention of Fiscal Evasion in August 2006, or the Mainland and Hong Kong Taxation Arrangement, and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the 2008 EIT Law and the Implementing Rules, if China Victory is regarded as a resident enterprise, the dividends payable to China Victory from Agria China and Agria Brother will be exempt from the PRC income tax. If China Victory is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from Agria China, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be reduced correspondingly.
In addition, because there remains uncertainty regarding the interpretation and implementation of the 2008 EIT Law and the Implementation Rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the 2008 EIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.
We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results.
Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or the EIT, at statutory rates of 30% and 3%, respectively. However, the Chinese government has provided various incentives to high-technology companies and agricultural companies in order to encourage the development of the high-technology and agricultural industries. Such incentives include reduced tax rates, subsidies and other measures. For example, P3A, our consolidated affiliated entity, qualified as a “key technology enterprise” pursuant to the Shanxi Province 1311 Agricultural High Technology Project implemented by Shanxi province in 2002. As a result, P3A has been exempted from the EIT since 2002 based on the approval of the local tax authority in Shanxi. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a full exemption from the EIT for the fiscal years 2007 to 2009. As a result of the EIT law and its Implementation Rules, Agria China’s EIT exemption ended on December 31, 2007, and Agria China is subject to EIT at a rate of 25% from 2008 onwards.
Under the 2008 EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign-invested enterprises, such as our subsidiary, Agria China, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign-invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. There is still uncertainty with respect to their interpretation and implementation. If the PRC central government challenges the tax exemption enjoyed by P3A as a result of the Shanxi province 1311 Agricultural High Technology Project, our effective tax rate will likely increase up to a maximum of 25% on our worldwide income, which could have a material adverse effect on our financial condition and results of operations.
The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC value-added tax. Discontinuance of preferential treatments granted by the Chinese government to the seed industry could adversely affect our earnings.
In addition, subsidy policies may have an adverse effect on our ability to market our products, especially in provinces other than Shanxi where we are planning to increase our sales. Farmers can buy corn seeds designated as “high-quality” at subsidized prices, but the designation of seeds as “high-quality” is at the discretion of the local government, companies owned by the local government and local private seed companies. It is possible that out of local protectionism, this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality”, while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces would be higher than the subsidized local seeds, and our sales in those provinces could suffer, which could have a material and adverse effect on our results of operations.

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
SAFE has promulgated several regulations, including Circular No. 75 issued in November 2005 and the implementation rules issued in May 2007, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. These regulations apply to our shareholders and beneficial owners who are PRC residents.
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
We have requested our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, due to the lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. There is a risk that not all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders and beneficial owners to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”
In addition, under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

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
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
Our revenues and costs are mostly denominated in Renminbi, while a significant portion of our financial assets are denominated in US dollars. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses is denominated in Renminbi. We rely entirely on dividends and other fees paid to us by our subsidiaries and our affiliated entity in China. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of dividend distribution or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We face risks related to health epidemics and other outbreaks or acts of terrorism in China, which could result in reduced demand for our products or disrupt our operations.
Our business could be materially and adversely affected by an outbreak of H1N1 influenza A, avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Recently, human cases of H1N1 influenza A virus infection have been identified internationally. Any prolonged recurrence of H1N1 influenza A, avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand. An immediate and prolonged drop in consumer demand could severely disrupt our business operations and adversely affect our results of operations. Furthermore, a significant portion of our revenues are derived from government customers, which may reduce their spending on our products during a crisis, which could adversely affect our results of operations and could probably be difficult to recover once the threat has subsided.
The PRC Property Rights Law may affect the perfection of the pledge in our pledge agreement with P3A and its shareholders.
Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A have pledged all of their equity interests in P3A to Agria China. This equity pledge agreement was duly created by recording the pledge on P3A’s register of shareholders in accordance with the PRC Security Law and the PRC Contract Law. The purpose of such pledge is to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, exclusive consultancy service agreement and proprietary technology license agreement with Agria China. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local Administration for Industry and Commerce. It remains unclear whether P3A was required to register the pledge created before October 1, 2007 under the PRC Property Rights Law. P3A has attempted to register the pledge, but the application for registration has not been processed due to the lack of registration procedures. P3A will continue to make efforts to register such pledge when the local Administration for Industry and Commerce implements registration procedures. If P3A is unable to do so, the pledge itself may be deemed ineffective under the PRC Property Rights Law. If P3A breaches its obligations under the agreements with Agria China, there is a risk that Agria China may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.
Risks Related to the ADSs
The trading price of our ADSs has been and continues to be highly volatile.
The trading price of our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:
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
Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2009, we had 125,160,000 ordinary shares outstanding, of which 48,830,000 ordinary shares were represented by 24,415,000 ADSs. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Since the 180-day lock-up period of our initial public offering has expired, the remaining ordinary shares not represented by ADSs are available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.
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
As of September 30, 2009, our principal shareholder, Mr. Guanglin Lai, beneficially owned 38.8% of our total outstanding shares. In addition, as of September 30, 2009, certain key management of P3A beneficially owned an aggregate of 22.0% of our outstanding ordinary shares, with Messrs Zhixin Xue, Mingshe Zhang and Lv Yan holding 17.4%, 2.3% and 2.3% of our outstanding ordinary shares, respectively. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders other than the beneficial owners of our shareholders in their capacity as our officers pursuant to the terms of their service agreements have entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.
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
We may have been a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Based on the price of our ADSs and the value and composition of our assets, we believe that we were likely a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test generally will be determined based on the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If we were a PFIC for the taxable year ended December 31, 2008, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a Cayman Islands incorporated holding company that conducts substantially all of our operations in China through our contractual arrangements with P3A, which is our consolidated affiliated entity, and through our wholly-owned subsidiaries in China. We commenced operations in January 2004 by acquiring the business of P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Agria Group Limited, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China in Beijing, China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities. We incorporated Agria Corporation under the laws of the Cayman Islands in May 2007. Agria Corporation became the holding company of Agria Group Limited in June 2007 when all of the shareholders of Agria Group Limited exchanged their shares in Agria Group Limited for shares of Agria Corporation on a pro rata basis. In April 2008, we formed Agria Brother Biotech (Shenzhen) Co., Ltd., or Agria Brother, in Shenzhen, China, as a wholly-owned subsidiary under the laws of the PRC to engage in research and development and other activities. We formed Southrich Limited, our wholly-owned subsidiary held directly by Agria Group Limited, in September 2009 under the laws of the British Virgin Islands. Agria (Singapore) Pte. Ltd., our wholly-owned subsidiary held directly by Southrich Limited, was incorporated in November 2009 under the laws of Singapore.

B. Business Overview
Overview
We are engaged in research and development, production and sale of three different types of upstream agricultural products. We offer corn seeds, sheep products and seedling products. Our total revenues decreased from RMB670.8 million in 2007 to RMB468.1 million ($68.6 million) in 2008 while our net income decreased from RMB142.2 million in 2007 to a loss of RMB751.0 million ($110.1 million) in 2008.
As of December 31, 2008, we had access to approximately 22,000 acres of farmland and owned approximately 8,430 sheep in China. As of December 31, 2008, we grew corn seed products in seven provinces in China through contractual arrangements with village collectives and seed production companies under which we provide farming, harvesting and other technical guidance and supervision to farmers. We process and package corn seed products and then sell them to local and regional distributors. We produce sheep products in Shanxi province and sell these products primarily to government-operated BIRSs, breeding companies and other sheep reproduction stations and farms. Our corn seed and sheep products are ultimately sold to and used by farmers in 14 provinces in China. Our seedling products primarily consist of white bark pine and date seedlings and we sell them directly to end users. Our business is seasonal in nature.
Senior Management Changes and Strategic Review
On September 14, 2009, we announced the appointment of Xie Tao as our chief executive officer and Christopher Boddington as our chief financial officer and also announced that Xie Tao would lead the management team to conduct a comprehensive strategic review of our company. On October 23, 2009, John Layburn joined our company as the chief strategy and compliance officer.
The strategic review is currently ongoing and the results will be announced once it is completed.
It is expected that the strategic review will refocus the business on segments of the agricultural sector with the following attributes:
•	where we expect to be able to add value both to our shareholders and to the wider agricultural sector in China;

•	where we can leverage the world class operational management skills to which we have access through our investment in and strategic co-operation with PGG Wrightson; and

•	where we expect to generate profitable growth through a combination of organic growth and targeted acquisitions, generating acceptable levels of return on investment.
Our Products
We specialize in three types of products: corn seeds, sheep products and seedlings. In 2008, sales of corn seed, sheep and seedling products accounted for 54.9%, 31.7% and 13.4%, respectively, of our total revenues.
Corn Seeds
In 2008, we sold approximately 27,655 tonnes of corn seed products. In addition to producing and selling our own products, we distribute corn seeds produced by other seed companies in China. We also produce and sell generic corn seeds whose intellectual property rights have expired in China. As of December 31, 2008, we had access to a total of approximately 8,000 acres of farmland in the Shanxi, Inner Mongolia, Gansu, Xinjiang, Ningxia, Shaanxi and Hainan provinces for production of our corn seeds.
Sheep Products
In 2008, our sheep business consisted primarily of the production and sale of frozen semen, embryos and sheep. In 2008, sales of our frozen semen, embryos and sheep accounted for 35.3%, 2.8% and 61.9%, respectively, of our total revenues from our sheep business.

Our frozen sheep semen products are primarily used for artificial insemination to produce breeder sheep or sheep for mutton or wool. Sheep semen is collected and frozen in plastic straws. In 2008, we sold approximately 7.8 million straws of frozen semen.
Our sheep embryo products are primarily used for embryo transplants to produce breeder sheep or sheep for mutton or wool. Embryos are collected from pregnant breeder ewes and are frozen in plastic straws. In 2008, we sold a total of approximately 3,797 straws of embryos.
In 2008, our production of sheep semen and embryos was relocated to Youyu, Shanxi province.
As of December 31, 2008, we owned approximately 8,430 sheep and operated two breeding bases which occupy 13,550 acres of land in Shanxi province where we maintain propagation bases and pasture land for our flocks.
Seedlings
We primarily produce and sell dates and white bark pine seedlings.
Dates
We use tissue culture technology to conduct virus-free rapid propagation for the production of date seedlings. In addition, since date trees are usually very tall, which makes it difficult for nutrients to reach their higher branches, we use grafting techniques to lower their height.
White Bark Pine
We produce seedlings for evergreen white bark pine. Evergreen white bark pine is one of the preferred plants for urban plantation in the northern part of China because it does not turn brown or gray in the winter, unlike many other pine species found in this part of China. The China Forestry Bureau forbids the transplanting of natural forest, and therefore, all such trees must be cultivated from seedlings.
Research and Development
We conduct research and development both through our in-house research and development team and in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies from third parties. Our own research and development team currently consists of 12 research professionals and staff. We collaborate with a number of universities and research institutions to develop advanced technologies, including new varieties of corn seeds. In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, providing for future cooperation across the spectrum of agricultural research.
Investments and Strategic Partnerships
In October 2009, we entered into agreements to invest in, and form a strategic partnership with, PGG Wrightson, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. We have agreed to invest in PGG Wrightson through the placement of new equity representing 13.0% of PGG Wrightson’s share capital, at 88 cents per share, at a value of NZ$36.0 million. In November 2009, we agreed to subscribe for convertible redeemable notes having an aggregate principal amount of approximately NZ$32.5 million issued by PGG Wrightson. In December 2009, we participated in a rights issue at 45 cents per share which in total increased our holding in PGG Wrightson to 19%.
In October 2009, we also entered into a strategic co-operation framework agreement with CNAAS, which provided for future co-operation across the spectrum of agricultural research. In addition, we also entered into an investment agreement with CNAAS and its affiliates, to invest RMB35.0 million into Zhongnong, a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.

Established in 1957, CNAAS is the largest agricultural research organization in China. It comprises 39 research institutes across the country covering all major areas of the agricultural sector including advanced research in the development of both horticulture and livestock. CNAAS employs over 5,000 scientists and research engineers, many of whom have been awarded national academic accolades. It also encompasses the Graduate School of the Chinese Academy of Agricultural Sciences, the only agricultural research institution in China that can confer Ph.D. level degrees in agricultural sciences. Through its network of research institutes, CNAAS controls one of the largest seed banks in the world.
Sales and Marketing
We market our corn seed products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers. Our corn seeds are primarily sold to distributors, who in turn sell them to the farmers. As of December 31, 2008, we had approximately 100 distributors in China, who usually place orders two months before deliveries.
We market our sheep products by arranging site visits for, and distributing manuals and information to, potential customers. In 2008, we had approximately 370 direct customers for our sheep products in China, the majority of which were intermediary customers who planned to resell the products to final customers. Our primary distribution model for our sheep products in Shanxi province is through BIRSs and government poverty alleviation and good-breed promotion offices, which are government-owned and funded entities that sell the products to farmers.
In 2008, we had relationships with approximately 30 seedlings customers in China. We typically sell our white bark pine seedlings to Taiyuan Relord, which is a related party. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders.”
As of December 31, 2008, our sales and marketing team was comprised of over 50 employees.
Competition
The agricultural industry in China is highly fragmented, largely regional and competitive. We expect competition to increase and intensify. We face significant competition in our corn seed business segment. Many of our competitors have greater financial, research and development and other resources than we have.
We compete with both domestic and multinational companies in the corn seed business. The market is highly fragmented and intensively competitive. We also compete with small domestic seed companies in the geographic areas in which they operate. These seed companies operate only in their respective local markets and sell seeds to local customers. However, they are often well established within their locales, have local government support and understand local farmers’ needs, giving them a competitive advantage in their locales. Our sheep and seedling businesses compete with various local sheep farms and seedling companies, respectively.
Intellectual Property
Many elements of our proprietary information, such as production processes, technologies, know-how and data are not patentable in China. We rely primarily on a combination of trade secrets, trademarks, and confidentiality agreements with employees and third parties to protect our intellectual property. While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position. In June 2008, we purchased the production and sales rights to two corn seeds, JKN2000 and JKN120. We receive royalty income for these seeds as we allow third parties to produce and sell these seeds.
Insurance
Other than automobile insurance on certain vehicles and property and casualty insurance for some of our assets, director and officer liability insurance and employee benefit insurance, we do not have insurance coverage on our assets or inventories, nor do we have any business interruption, product liability or litigation insurance for our operations in China. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business— We have limited insurance coverage on our assets in China and any uninsured loss or damage to our property, business disruption or litigation may result in our incurring substantial costs.”

Legal Proceedings
As of February 3, 2009, a consolidated class action lawsuit in the United States District Court for the Southern District of New York was filed, alleging violations of various sections of the U.S. Securities Act of 1933, against us, our executive officers, our directors and other defendants. The lawsuit alleges that our initial public offering registration statement and prospectus failed to disclose certain alleged discussions between two executives relating to requests for additional compensation and a threatened resignation. We are vigorously defending this consolidated class action. On December 1, 2009, the U.S. District Court for the Southern District of New York dismissed the consolidated class action against the Company and the underwriters defendants, and the Court issued a judgment in favor of the Company and the underwriter defendants. Plaintiffs are attempting to challenge the court’s order dismissing the case against Agria and the underwriter defendants. Also, plaintiffs are pursuing these same claims against certain former and current officers and directors of Agria. We plan to move to dismiss these claims against the officers and directors based on grounds that caused the court to dismiss the case against Agria, as well as additional defenses. However, the outcome of this class action is uncertain. Also, the defense of this lawsuit may be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management from the normal business operations of our company. If the plaintiffs in this consolidated class action lawsuit against us are successful, it may result in substantial monetary damages exceeding the amount of possible coverage under our directors and officers insurance policy, which could have a material adverse effect on our financial condition, results of operations, and liquidity as well as our reputation.
Payment of Cash and Shares by BCL to P3A Management Team
In February 2008, BCL, our largest shareholder solely owned by Mr. Guanglin Lai, paid $9 million in cash to Mr. Zhixin Xue, the president and authorized legal representative of P3A, who received the payment on behalf of members of the P3A management comprising Messrs Zhixin Xue, Mingshe Zhang and Lv Yan. BCL also agreed to deposit the remaining cash and a share transfer form into an escrow account administered by a third-party banking institution. The release of the remaining $9 million cash and the share transfer to Mr. Xue and key members of P3A management comprising Messrs Zhixin Xue, Mingshe Zhang and Lv Yan were consummated in June 2008.
To enhance P3A’s corporate governance, Mr. Xue, Mr. Lai and Mr. Zhaohua Qian, then a director of Agria and BCL, agreed that P3A’s articles of association would be amended to create a board of directors for P3A and to provide that P3A’s legal representative, who is currently Mr. Xue, shall have no authority to act on behalf of P3A except as approved by P3A’s board of directors. We are currently in the process of taking all the necessary steps to give full effect of the arrangement, including but not limited to appointment of a new chairman for P3A, and Mr. Xue has agreed to use his best efforts to effect such appointment. Mr. Xue has entered into a new employment agreement with P3A to serve as its president or any other position appointed by P3A’s board of directors for an initial term of three years. P3A’s articles of association were subsequently amended to reflect the terms agreed upon in the above-mentioned agreements entered into in June 2008.
Payment of cash and shares by BCL to members of the P3A management team as compensation to reward their contribution resulted in material non-cash compensation charges in the profit and loss account of RMB768.5 million ($112.6 million) on our consolidated financial statements for 2008. If we lose the services of one or more of our key management personnel, including P3A management personnel, and are unable to find suitable replacements, our operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.”
Regulation
Agriculture Law
On July 2, 1993, the PRC promulgated the Agriculture Law which sets forth certain principles and various measures designed to ensure the steady development of the agricultural industry. For example, the production and operation of agricultural products that affect the health of people or animals, such as seeds, must meet registration and approval requirements of the PRC laws and regulations. The Agriculture Law was revised on December 28, 2002, effective on March 1, 2003.

Seed Law, Animal Husbandry Law and Other Relevant Regulations
Seed Law and Other Relevant Regulations
The crop seed business is a highly regulated industry in the PRC. In July 2000, the Seed Law was enacted to foster the use of seed resources; to control the selection, production and use of seeds and to regulate related business operations; to protect the legal rights of producers, business operators and users of seeds; to promote seed quality; to drive the industrialization processes of seeds and to accelerate the development of the planting and forestry industries. The Seed Law became effective on December 1, 2000 and was amended on August 28, 2004.
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
For seed production, a permission-based system is currently in practice pursuant to the Administrative Regulation on Permission of Production and Operation of Crop Seeds, which was issued on February 26, 2001 and revised on July 1, 2004. A company engaged in the production of seeds must obtain a production license, which is issued at either the provincial or the local level, entitling the licensee to engage in seed production in the permitted area. The level of issuing authority required for a production license varies based on the types of seeds to be produced. The production license also specifies the types of seeds the license holder may produce, the geographic region where seeds can be produced and the term of the production license.
For seed distribution, a company must obtain a distribution license in order to distribute seeds in permitted areas. Generally, a distribution license may be issued at the county level or above. A seed company must obtain a distribution license from the provincial government to distribute major crop seeds in that province, and a distribution license from the national government for national distribution.
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
Pursuant to the Animal Husbandry Law, entities or individuals engaged in production of breeder livestock or poultry, or engaged in the commercial production of new born livestock or poultry, must obtain a Permit for the Production and Business Operation of Breeding Livestock and Poultry (the “Husbandry Permit”). Entities and individuals engaged in the production of ova, frozen sperm, embryos or other genetic materials must obtain a Husbandry Permit from the State Council’s stockbreeding and veterinary administrative departments through their respective provincial agencies. The approval level of the Husbandry Permit varies depending on the permitted scope and content.
In addition to the Animal Husbandry Law, the Administrative Regulation of Breeders was issued on April 15, 1994. These regulations specify conditions and requirements that must be satisfied by breeding farms regarding their technologies, facilities, quarantine measures, livestock and poultry inspection systems and livestock and poultry distribution. We believe our sheep farms meet the conditions required under the applicable regulations.
Supervision of Agricultural Products Quality and Safety
On March 10, 2005, the Ministry of Agriculture issued the Administrative Measures for the Supervision and Spot Check of Agricultural Seed Quality, which became effective on May 1, 2005, and which permit the government’s administrations of agriculture at the county level or above to organize relevant seed administration and seed quality inspection institutions to sample and inspect agricultural seeds that are produced and sold. A seed production and operation company that does not meet inspection standards must recall any seeds that have been sold. Such companies may not conduct sales until they meet inspection standards. A legal representative of the seed company must circulate information on the inspection to all employees, and the company must determine why the seeds failed to meet inspection standards and implement corrective measures. Such measures include improving quality control processes, submission of rectification reports and submitting to subsequent examinations by the administration of agriculture. Our seeds have not been recalled in any inspections by the government authorities thus far.

Under the PRC Law on Agricultural Product Quality Safety, issued on April 29, 2006 and declared effective on November 1, 2006, an entity engaged in the production of agricultural products must establish production records and retain data relating to production for 2 years.
Under the PRC Law on Animal Epidemic Prevention, issued on July 3, 1997 and revised on August 30, 2007, animals and/or animal products to be sold or transported require quarantine certificates and quarantine inspection marks or seals. Shanxi province’s Regulations on Animal Epidemic Prevention require business operators to report to their local supervisory institutions or animal quarantine officers of animal epidemic prevention where such operators are domiciled, and to submit to inspections and quarantines of animals and animal products. The level of inspection varies depending on the uses for such animals or animal products.
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
Under the Interim Regulations of the People’s Republic of China on Grant and Transfer of the Right to Use State-owned Urban Land (“Interim Regulations on Grant and Transfer”) promulgated in May 1990, local governments at or above the county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights against payment of a grant premium.
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
Transfer and Lease of State-owned Land Use Rights
After land use rights relating to a particular area of land have been granted by the state, unless any restriction is imposed, the party to whom such land use rights have been granted may transfer, lease or mortgage such land use rights for a term not exceeding the term which has been granted by the state. The difference between a transfer and a lease is that a transfer involves the vesting of the land use rights by the transferor in the transferee during the term for which such land use rights were vested in the transferor. A lease, on the other hand, does not involve a transfer of such rights by the lessor to the lessee. Furthermore, a lease, unlike a transfer, does not usually involve the payment of a premium. Instead, a rent is payable during the term of the lease. Land use rights cannot be transferred, leased or mortgaged if the provisions of the land grant contract, with respect to the prescribed period and conditions of investment, development and use of the land, have not been complied with. In addition, different areas of the PRC have different conditions which must have been fulfilled before the respective land use rights can be transferred, leased or mortgaged.

All transfers, mortgages and leases of land use rights must be evidenced by a written contract registered with the relevant local land bureau at the municipality or the county level. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the state are deemed to be incorporated as part of the terms and conditions of such transfer, depending on the nature of the transaction.
Under Article 38 of the PRC Law on Administration of Urban Real Estate (the “Urban Real Estate Law”) issued on July 5, 1994 and revised on August 30, 2007, real property that has not been registered and for which a title certificate has not been obtained in accordance with the law cannot be transferred. Under Article 39 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must have been met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) more than 25% of the total amount of investment or development must have been made or completed; and (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose must have been confirmed.
Regulation on Collective-owned Land
According to the PRC Law on Land Administration, adopted by the National People’s Congress on June 25, 1986 and amended on August 28, 2004, land in rural and suburban areas, except for that stipulated by law as being owned by the state, is collectively owned by rural residents. Land collectively owned by rural residents is contracted to and operated by members of the respective collective economic entity for uses such as plantation, forestry, livestock husbandry or fishery production. Before any land collectively owned by rural residents is contracted to a unit or individual not from the collective economic entity, at least two-thirds of the members of the villager committee meeting or at least two-thirds of the villager representatives must agree, and it must be submitted to the people’s government at the township level for approval. The land use rights of collectively owned land must not be granted, assigned or leased to any party for any non-agricultural uses.
Foreign Ownership Restrictions in the Seed Industry
Currently, the PRC restricts foreign ownership of domestic businesses engaged in the seed industry. According to the Foreign Investment Industrial Guidance Catalogue, which became effective on December 1, 2007, selection and breeding of new breeds of crops and development and production of seeds falls into the category of a restricted foreign investment industry. In addition, the breeding and planting of China’s rare and peculiar breeds (including quality gene cultivation, animal husbandry and aquatic products) and the production and development of genetically modified plant seeds, breeding livestock and poultry and aquatic seedlings are considered prohibited foreign investment industries. PRC law currently prohibits a foreign entity or person from owning over 50% of any seed development and production business in China and prohibits a foreign entity or person from owning any sheep business in China.
In accordance with the Regulation on the Approval and Registration of Foreign Investment Enterprises in the Agricultural Seed Industry, issued and effective on September 8, 1997, investors may establish foreign-invested crop seed companies provided that they have satisfied the following requirements: (i) the company’s PRC investors must have obtained necessary approvals for crop seed production and operation and submitted the business to any necessary examinations; (ii) the foreign investors must be equipped with relatively advanced research breeding capabilities, seed production technologies and good corporate management, and possess a positive business reputation; (iii) the investors must be able to introduce or adopt outstanding domestic or foreign species or seed resources and advanced seeds technologies and facilities; (iv) the registered capital of companies engaged in the production of cereal, cotton and oil products seeds must be no less than $2 million, and the registered capital of companies engaged in the production of other crop seeds must be no less than $0.5 million; and (iv) the company’s PRC investors’ equity ownership in the foreign-invested cereal, cotton and oil products seeds enterprises must be more than 50%. Pursuant to this regulation, foreign investors are not permitted to establish foreign-invested crop seed distribution enterprises or wholly foreign-owned crop seed enterprises in China.

We engage in the seed production business through contractual arrangements with our consolidated affiliated entity, P3A. See “Item 4. Information on the Company—A. History and Development of the Company.” Our wholly-owned subsidiaries in China, Agria China and Agria Brother, do not engage in the seed production business.
Intellectual Property
The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001, protects the proprietary rights of registered trademarks. The State Administration for Industry and Commerce’s Trademark Office handles trademark registrations and grants an initial term of ten years to registered trademarks. Upon the initial term’s expiration, a second term of ten years may be granted under a renewal. Trademark license agreements must be filed with the Trademark Office or a regional office. In addition, if a registered trademark is recognized as a well-known trademark, the proprietary right of the trademark holder may be extended beyond the registered scope of products and services to which the trademark relates.
Under the Patent Law of PRC, which was revised on December 27, 2008, animal and plant varieties may not be protected under patents, but the production methods of animal and plant varieties may be patented. Producers of plant and animal varieties may seek protection for their rights to new varieties under the Protection of New Varieties of Plants Regulation.
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
Foreign Currency Exchange
Under the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on August 5, 2008, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the conditions and time limits to be issued by SAFE. According to the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment, derivative transactions and repatriation of investment, however, is still subject to the approval of, and/or the registration with, SAFE or its local branches.
Dividend Distribution
The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000, and the Wholly Foreign-owned Enterprise Law Implementing Rules, promulgated by the National People’s Congress on December 12, 1990 and amended on April 12, 2001. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, wholly foreign-owned enterprises are required to set aside at least 10% of their after-tax profits each year, if any, to contribute to certain reserve funds until the cumulative amounts in such reserve funds have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.
Pursuant to the new PRC enterprise income tax law and its implementation regulations effective on January 1, 2008, dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006 and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 5% tax provided that such foreign investor directly owns at least 25% of the equity interests of the foreign-invested enterprise. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of foreign-invested enterprises, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by Agria China.

Pursuant to the new PRC enterprise income tax law which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to PRC income tax on its global income. According to the implementation regulations, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation promulgated a circular setting out the criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are not controlled by PRC enterprises or groups of PRC enterprises like us. Accordingly, we may be considered a resident enterprise and may therefore be subject to PRC income tax on our global income.
Foreign Exchange
In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.
PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers, long-term equity or debt investments, and granting security interests. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.
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
In May 2007, SAFE issued the Operating Procedures of Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 106, which became effective as of May 29, 2007. SAFE Notice 106 provided detailed operating procedures for implementing SAFE Notice 75. Under SAFE Notice 106, establishing or taking control of an offshore special purpose company without prior registration with the relevant local SAFE branch will be deemed as evasion of foreign exchange control or other illegal acts, and may be subject to penalties according to regulations on foreign exchange control and other relevant regulations.

New M&A Rule
On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval was not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
C. Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

Equity interest.

Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement, an Exclusive Consultancy Service Agreement and a Proprietary Technology License Agreement.

Contractual arrangements including Power of Attorneys, an Exclusive Call Option Agreement and an Equity Pledge Agreement.

*	Consisting of Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of our board of directors and a beneficial owner of our ordinary shares, Mr. Zhaohua Qian, Mr. Zhixin Xue, the president of P3A, Mr. Mingshe Zhang, who has been involved in the management of P3A and Mr. Kenneth Hua Huang.

**	Percentage of individual shareholding ranges from 5% to 40%.

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
PRC law currently prohibits a foreign entity or person from owning over 50% of any seed development and production business in China and prohibits a foreign entity or person from owning any sheep business in China. We conduct our corn seed, sheep and seedling businesses through contractual agreements with our consolidated affiliated entity, P3A, which holds the requisite licenses and permits for these businesses. Our contractual arrangements with P3A and its shareholders enable us to:
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
D. Property, Plants and Equipment
Our principal executive offices are located in Beijing. As of December 31, 2008, we operated farms, breeding centers, propagation centers and other facilities on approximately 22,000 acres of land, mostly through lease of land use rights as well as acquisition of land use rights.
As of December 31, 2008, we leased approximately 8,000 acres of land for our corn seed production, primarily from village collectives. These leases are typically for terms of 12 years. We entered into long-term lease agreements with local government and village collectives for 13,350 acres of land for our sheep business with average terms of 15 years. We acquired and leased land use rights of 360 acres of land for seedling production. These leases are for terms ranging from 10 to 46 years.
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

A. Operating Results
Results of Operations
The following table sets forth a summary of our consolidated result of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2006		2007		2008
		% of		% of			% of
	RMB	Revenues	RMB	Revenues	RMB	$	Revenues
	(In thousands, except percentages)
Revenues:
Corn seeds	245,634	50.2%	343,743	51.2%	257,144	37,691	54.9%
Sheep products	193,054	39.4	255,508	38.1	148,457	21,760	31.7
Seedlings	51,015	10.4	71,505	10.7	62,463	9,155	13.4

Total revenues	489,703	100.0%	670,756	100%	468,064	68,606	100%

Cost of revenues:
Corn seeds	(144,730)	(29.5)%	(203,709)	(30.4)%	(153,029)	(22,430)	(32.7)%
Sheep products	(52,287)	(10.7)	(72,716)	(10.8)	(74,701)	(10,949)	(16.0)
Seedlings	(10,357)	(2.1)	(20,459)	(3.1)	(33,436)	(4,901)	(7.1)
Inventory write-down	—	—	—	—	(16,686)	(2,446)	(3.6)

Total cost of revenue	(207,374)	(42.3)%	(296,884)	(44.3)%	(277,852)	(40,726)	(59.4)%

Gross profit	282,329	57.7%	373,872	55.7%	190,212	27,880	40.6%

Operating (expenses) income:
Selling expenses	(14,031)	(2.9)%	(36,443)	(5.4)%	(18,585)	(2,724)	(4.0)%
General and administrative	(7,472)	(1.5)	(25,723)	(3.8)	(896,977)	(131,473)	(191.6)
Research and development	(3,746)	(0.8)	(3,080)	(0.5)	(20,247)	(2,968)	(4.3)
Government grants	80	0.0	—	—	—	—	—

Total operating expenses	(25,169)	(5.2)%	(65,246)	(9.7)%	(935,809)	(137,165)	(199.9)%

Operating profit (loss)	257,160	52.5%	308,626	46.0%	(745,597)	(109,285)	(159.3)%
Interest income	280	0.1	8,700	1.3	34,531	5,061	7.4
Interest expense	(4,923)	(1.1)	(8,260)	(1.2)	(1,147)	(168)	(0.2)
Exchange gain & loss	—	—	(7,745)	(1.2)	(11,812)	(1,731)	(2.5)
Other expense	—	—	(680)	(0.1)	(2,657)	(389)	(0.6)
Other income	1,386	0.3	578	0.1	1,256	184	0.3

Income (loss) before income tax	253,903	51.8%	301,219	44.9%	(725,426)	(106,328)	(154.9)%
Income tax	—	—	(159,001)	(23.7)%	(25,576)	(3,749)	(5.5)%

Net income (loss)	253,903	51.8%	142,218	21.2%	(751,002)	(110,077)	(160.4)%

Revenues
Our consolidated revenue declined by 30.2% from RMB670.8 million in 2007 to RMB468.1 million ($68.6 million) in 2008, primarily due to decreases in revenues from our corn seed segment and sheep product segment.
Our consolidated revenues increased by 37.0% from RMB489.7 million in 2006 to RMB670.8 million in 2007, resulting primarily from the increase in revenues from our corn seed segment and sheep product segment and, to a lesser extent, our seedling segment.
Corn Seed Revenues
In the three years ended December 31, 2008, we generated revenues from sales of our own corn seed products, generic corn seed products and other corn seed products that we produced or distributed for other seed companies. Revenues from sales of these corn seed products were influenced by the total sales volume and average selling prices of our products.
Revenue in the corn seed division has suffered a period of decline since 2007 and this trend has continued throughout 2009.

The following table sets forth our corn seed sales volume and revenues, in absolute amounts and as percentages of our revenues from corn seeds and our total revenues for each of the three years ended December 31, 2006, 2007 and 2008:

	For the Year Ended December 31,
	2006			2007			2008
			% of			% of				% of
		Sales	Total		Sales	Total			Sales	Total
	Revenue	Volume	Revenues	Revenue	Volume	Revenues	Revenue	$	Volume	Revenues
	(Revenue in RMB thousands, Sales volume in tonnes)

Corn Seed Revenues	245,634	31,101	50.2%	343,743	41,973	51.2%	257,144	37,691	27,655	54.9%

In March 2008, a fire broke out in one of our corn seeds warehouse which led to a loss of approximately RMB8.2 million ($1.2 million) comprising RMB7.8 million of corn seed inventory and RMB0.4 million of property, plant and equipment. This fire contributed to reduced corn seed sales in 2008.
In July 2008, Mr. Mingshe Zhang, the former general manager of P3A and a key member of management of the corn seed division of P3A resigned from P3A.
These factors contributed to the decrease in sales volumes of corn seeds from 41,973 tonnes in 2007 to 27,655 tonnes in 2008. Meanwhile, the average price of corn seeds increased from RMB8.2 per kg to RMB9.2 per kg.
Our corn seed revenue in 2008 included a royalty income of RMB3.0 million ($0.4 million) relating to the purchase and subsequent rental of production and sales rights to two corn seeds JKN2000 and JKN120.
Revenues from our corn seed segment increased by 39.9% from RMB245.6 million in 2006 to RMB343.7 million in 2007, primarily due to an increase in the sales volume of our corn seeds from 31,101 tonnes to 41,973 tonnes and an increase in the average selling price by 3.8% from 2006 to 2007.
Sheep Product Revenues
In the three years ended December 31, 2008, we generated revenues from the production and sale of frozen sheep semen, sheep embryos and sheep. Our revenues from sales of our sheep products are determined by the total sales volume and average selling prices of the products we sell.
The following table sets forth our revenues derived from sales of each of these products in absolute amounts and as percentages of our revenues from sheep products and our total revenues for the three years ended December 31, 2008:

	2006			2007			2008
		% of			% of				% of
		Sheep	% of		Sheep	% of			Sheep	% of
		Product	Total		Product	Total			Product	Total
	RMB	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues
				(In thousands, except percentages)
Revenues:

Frozen semen	120,395	62.4%	24.6%	167,562	65.6%	25.0%	52,466	7,690	35.3%	11.2%

Embryos	9,366	4.8%	1.9%	10,299	4.0%	1.5%	4,132	606	2.8%	0.9%

Sheep	63,293	32.8%	13.9%	77,647	30.4%	11.6%	91,859	13,464	61.9%	19.6%

Total	193,054	100.0%	39.4%	255,508	100.0%	38.1%	148,457	21,760	100.0%	31.7%

In 2008, our production of sheep semen and embryos was relocated to Youyu, Shanxi province. This transfer caused significant disruption to this business and led to quality control problems. As a result of these problems, we did not meet our contractual requirements and sales of 9.6 million straws of frozen semen, representing RMB64.3 million ($9.4 million) in contract value and 4,059 straws of embryos representing RMB4.4 million ($0.6 million) in contract value were not recognized in 2008. Associated sub-standard inventory amounting to RMB13.9 million ($2.0 million) was included in the inventory write down totaling RMB16.7 million ($2.4 million) in cost of revenues.

The sales of frozen semen fell from RMB167.6 million in 2007 to RMB52.5 million ($7.7 million) in 2008. The number of straws of frozen semen sold also declined from 25 million in 2007 to 7.8 million in 2008.
The sale of embryos fell from RMB10.3 million in 2007 to RMB4.1 million ($0.6 million) in 2008. The number of straws of embryos fell from 9,430 in 2007 to 3,797 in 2008.
Production problems have continued at Youyu during 2009. The company does not now expect there to be any significant sales of semen or embryos reported for 2009.
Sales of sheep increased from RMB77.6 million in 2007 to RMB91.9 million ($13.5 million) in 2008. The number of sheep sold increased from 36,545 in 2007 to 43,260 in 2008.
Revenues from our sheep product segment increased by 32.3% from RMB193.1 million in 2006 to RMB255.5 million in 2007, primarily due to (1) an increase of RMB47.2 million in revenues from frozen semen, as a result of an increase in sales volume by 22.0% from 20.5 million straws to 25.0 million straws, as we continued to develop the Shanxi and Inner Mongolia markets and expanded into other provinces, as well as an increase in average selling price from frozen semen by 14.5% from 2006 to 2007 and (2) an increase of RMB14.4 million in revenues from sheep sales.
Seedling Revenue
In the three years ended December 31, 2008, our seedling segment generated revenues primarily from the production and sale of date and white bark pine seedlings.
Sales of seedlings decreased from RMB71.5 million in 2007 to RMB62.5 million ($9.2 million) in 2008. The number of seedlings sold decreased from 26.4 million in 2007 to 25.5 million in 2008.
Revenues from our seedling segment increased by 40.2% from RMB51.0 million in 2006 to RMB71.5 million in 2007, primarily due to (1) a significant increase in sales volumes of our date seedlings; and (2) an increase in sales of our white bark pine seedlings.
Cost of Revenues and Gross Margins
Cost of revenues and gross margins for 2008 are analyzed below on a segmental basis.
Total cost of revenues increased by 43.2% from RMB207.4 million in 2006 to RMB296.9 million in 2007. The increase was due primarily due to an increase in the cost of revenues from our corn seed segment and sheep product segment and, to a lesser extent, our seedling segment. Our gross profit increased by 32.4% from RMB282.3 million in 2006 to RMB373.9 million in 2007.
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
Our cost of corn seed revenues fell from RMB203.7 million in 2007 to RMB153.0 million ($22.4 million) in 2008. Our gross margin for corn seed sales fell from 40.7% in 2007 to 40.5% in 2008 as a result of product mix and pricing changes during 2008.

Cost of revenues from our corn seed segment increased by 40.8% from RMB144.7 million in 2006 to RMB203.7 million in 2007, where gross profit from this segment increased by 38.8% from RMB100.9 million in 2006 to RMB 140.0 million in 2007, primarily due to an increase in our sales. Gross margin of this segment in both 2006 and 2007 were similar.
Sheep Product Segment
Cost of revenues for our breeder sheep and Primalights III hybrid sheep primarily consists of cost of feeds, depreciation of buildings and equipment, amortization of purchased technology know-how, other materials used to raise sheep and direct labor costs. Feeds are the ingredients used to feed the purebred foreign sheep and the domestic sheep. Depreciation cost primarily consists of depreciation of fences, corrals, sorting pens, lambing pens, water facilities and handling facilities. Direct labor cost comprises the salaries and compensation for our employees who care for the sheep.
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
The transfer of semen and embryo production as noted above caused significant disruption to the business. Consequently, separately identified in the cost of sheep product revenues is an inventory write-down of RMB13.9 million ($2.0 million) relating to defective product. Of this amount, RMB11.6 million ($1.7 million) relates to semen products and the balance to embryo products.
The cost of revenues for our sheep products rose from RMB72.7 million in 2007 to RMB74.7 million ($10.9 million) in 2008. The gross margin for our sheep products fell from 71.6% to 49.7%.
Cost of revenues from our sheep product segment increased by 39.1% from RMB52.3 million in 2006 to RMB72.7 million in 2007, which was in line with the increase in revenues from our sheep product segment. Gross profit from this segment increased by 29.9% from RMB140.8 million in 2006 to RMB182.8 million in 2007 due to the significant increase in sales volume of frozen semen and Primalights III hybrid sheep.
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
The seedlings cost of revenues rose from RMB20.5 million in 2007 to RMB33.4 million ($4.9 million) in 2008. The seedlings gross margin fell from 71.4% to 46.5%. During 2008, exceptionally high levels of fertilizer were applied to the land used for seedling production and this has contributed significantly to the reduction in gross margin. RMB2.8 million ($0.4 million) of our RMB16.7 million ($2.4 million) inventory write-down charge in 2008 related to seedlings.
Cost of revenues from our seedling segment increased by 97.5% from RMB10.4 million in 2006 to RMB20.5 million in 2007, primarily due to the increase in depreciation of trees and cost of nutritional and medical materials, as a result of the increase in sales of volume of our existing seedling products and new seedling products. Gross profit from this segment increased by 25.5% from RMB40.7 million in 2006 to RMB51.0 million in 2007. This was a smaller increase than the increase in revenue due to the higher percentage of sales of new seedling products with lower profit margins.

Operating Expenses
Selling Expenses. Our sales and marketing expenses primarily consist of our expenses of advertising in newspapers, on television and in magazines, salaries and compensation for our sales personnel, promotion expenses and other related marketing expenses.
Selling expenses fell from RMB36.4 million in 2007 to RMB18.6 million ($2.7 million) in 2008. This decrease was due to a reduction in sales commission as a result of reduced sales and a reduction in entertaining expenses.
Our selling expenses increased by 159.7% from RMB14.0 million in 2006 to RMB36.4 million in 2007. This increase resulted primarily from expansion of our sales activities in support of our current and anticipated sales growth.
General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for administrative, finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities.
General and administrative expenses in 2008 includes an amount of RMB768.5 million ($112.6 million) relating to a non-cash charge arising from the arrangements between Brothers Capital and certain employees of P3A announced to the market in June 2008. This non cash charge is not expected to recur in the future.
Our general and administrative expenses increased by RMB871.3 million ($127.7 million) from 2007 to 2008. After accounting for the arrangements above, the remaining increase in our general and administrative expenses from 2007 to 2008 amounted to RMB102.8 million ($15.1 million). This increase was contributed to by charges in relation to bad debts, loss on disposal of fixed assets, expense in relation to a warehouse fire and full year impact of costs associated with being an SEC listed business.
The charges in relation to bad debts of RMB12.8 million ($1.9 million) in 2008 related to corn seed and seedling products where provisions have been made for amounts invoiced in 2008 but that remained outstanding as of September 30, 2008. In 2008, we incurred a loss of RMB7.5 million ($1.1 million) on the disposal of fixed assets compared to RMB0.9 million in 2007 and a charge (within general and administrative expenses) of RMB8.2 million ($1.2 million) in relation to the warehouse fire that occurred in March 2008.
As a public company, we incur a significantly higher level of costs than we did as a private company. As we began trading our ADSs on the New York Stock Exchange, or the NYSE, in November 2007, the impact of increased costs associated with being a public company on 2007 was minimal and 2008 represented the first full year of these charges that included the cost of our board of directors, additional office rental, insurance, and professional fees.
Our general and administrative expenses increased by 244.3% from RMB7.5 million in 2006 to RMB25.7 million in 2007. The increase resulted primarily from (1) amortization of the share-based compensation charges in 2007; (2) increased public company costs; and (3) increased cost of Agria China, including salaries and benefits, depreciation of office buildings and daily operation expenses.
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
Research and development expenses increased from RMB3.1 million in 2007 to RMB20.2 million ($3.0 million) in 2008. Our research and development expenses in 2008 were incurred in connection with six projects with the Ministry of Agriculture, CNAAS and Inner Mongolia Hongxing Biotechnology Company Limited.
Our research and development expenses decreased by 17.8% from RMB3.7 million in 2006 to RMB3.1 million in 2007. The decrease was primarily caused by the shift in timing of projects from 2007 to 2008.
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

The company did not receive any government grants that were expensed in 2007 or in 2008.
We recognized RMB80,000 (2007:nil) government grants in 2006. The amount and timing of government grants were determined at the discretion of the relevant government authorities.
Share-based Compensation Expenses. Since we adopted the 2007 share incentive plan in July 2007, options to purchase a total of 8,844,500 ordinary shares were granted to our officers, directors and employees and remained outstanding as of December 31, 2008. We had not granted any options or other equity incentives to any employee, director or consultant before July 2007.
We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.
For the options to purchase 8,844,500 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008 and December 5, 2008 and remained outstanding, total unrecognized compensation costs are estimated to be approximately $5.4 million as of December 31, 2008 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of two to four years from the respective grant dates.
Operating Profit (Loss). As a result of the foregoing factors, our operating profit from operations decreased from a profit of RMB308.6 million in 2007 to a loss of RMB745.6 million ($109.3 million) in 2008.
As a result of the foregoing factors, our operating profit from operations increased by 20.0% from RMB257.1 million in 2006 to RMB308.6 million in 2007.
Income (Loss) Before Income Tax. As a result of the foregoing factors, our pre-tax income decreased by 340.8% from RMB301.2 million in 2007 to a pre-tax loss of RMB725.4 million ($106.3 million) in 2008.
As a result of the foregoing factors, our net income increased by 18.6% from RMB253.9 million in 2006 to RMB301.2 million in 2007.
Income tax. Our income tax decreased from RMB159.0 million in 2007 to RMB25.6 million ($3.7 million) in 2008 as a result of our reduced taxable profits.
Our income tax increased from nil in 2006 to RMB159.0 million in 2007. The increase resulted primarily from the impact of recognizing a deferred income tax expense of RMB157.6 million relating to P3A.
Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Hong Kong Income Tax
Our subsidiary in Hong Kong did not have any assessable profits that would be subject to the profit tax for the two years ended December 31, 2006 and 2007. In 2008, China Victory had a taxable profit of RMB1.4 million ($0.2 million) subject to taxation at a rate of 25%. In addition, dividend payments are not subject to withholding tax in Hong Kong.

PRC Enterprise Income Tax
On March 16, 2007, the National People’s Congress of China enacted the a new tax law, the 2008 EIT Law, which became effective on January 1, 2008. Under the new tax law, foreign invested enterprises and domestic companies are subject to EIT at a uniform rate of 25% and any tax exemption, reduction and preferential treatments which are applicable only to foreign invested enterprises will be revoked. P3A, our consolidated affiliated entity, qualified as a “key technology enterprise” under the Shanxi province 1311 Agricultural High Technology Project implemented by Shanxi province in 2002, and therefore P3A has been exempted from EIT since 2002 based on the approval of the local tax authority in Shanxi. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the new EIT law passed in March 2008 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China has been subject to EIT at a rate of 25% since January 1, 2008. Agria Brother, our wholly-owned subsidiary established in April 2008 in Shenzhen, China is subject to EIT at a rate of 25%. Shenzhen Guanli Agricultural Technology Co., Ltd., or Guanli, our consolidated affiliated entity established in November 2008, is subject to EIT at a rate of 25%.
Under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. According to the implementing rules of the 2008 EIT Law, or the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” We may be considered a resident enterprise and may therefore be subject to a 25% PRC income tax on our global income. Virtually all of our income is currently sourced from China. See “Item 3. Key Information — D. Risk Factors — Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could have a material adverse effect on our ability to conduct our business.”
PRC Value-Added Tax (VAT)
In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by purchasers. A PRC company is required to remit the VAT it collects to the tax authorities but may deduct the VAT it has paid on eligible purchases. P3A has been exempt from VAT since 2002 pursuant to the relevant PRC regulations and policies regarding the VAT applicable to producers of certain agricultural products.
Critical Accounting Policies
We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of fixed assets, intangible assets, and imputed interest on related party loans. Some of our accounting policies require a higher degree of judgment than others in their application.
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.
Accounts Receivable
An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is written off after all collection efforts have ceased.

Property, Plant and Equipment, Intangible Assets and Other Assets (“Long-lived Assets”)
Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

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
All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2006, 2007 and 2008 amounted to RMB329,756, RMB358,937 and RMB861,976 ($126,343), respectively.
Revenue Recognition
Our primary business activity is to produce and sell corn seeds, sheep products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin Topic 13 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.
More specifically, our sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products which generally occurs at shipping point. Other than warranty obligations, we do not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. We generally do not accept sales returns and do not provide customers with price protection. We assess a customer’s creditworthiness before accepting sales orders. Based on the above, we record revenue related to product sales upon delivery of the product to the customers.
For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, the contingent fee is not recognized as revenue until the growth criteria and all other revenue recognition criteria are met, which generally takes place from one month to six months of delivery of the seedlings. To the extent payment is received from the customer in advanced of meeting the revenue recognition criteria, we record such amount as deferred revenue.
Income Taxes
We account for income tax using the balance sheet method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertainty on Income Taxes
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), which became effective on January 1, 2007 for us. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustment to the opening balance of our retained earnings as of January 1, 2007.
We have elected to classify interest due on any underpayment of income taxes, if and when required, in interest expense and penalties, if and when required, to other operating expenses. As of December 31, 2008, no interests or penalties have been incurred.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November of 2007, bank borrowings and loans from related parties. As of December 31, 2008, we had RMB1.2 billion ($172.5 million) in cash and cash equivalents, which is the main component of our current assets. Our cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal or use. Although we consolidate the results of P3A, we can only receive cash payments from P3A pursuant to our contractual arrangements with P3A and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders.”
Besides cash and cash equivalent, inventories and accounts receivable are the other two principal components of our current assets. Our inventories were RMB58.0 million, RMB59.9 million and RMB48.5 million ($7.1 million) as of December 31, 2006, 2007 and 2008, respectively. Our inventories decreased by RMB11.4 million ($1.7 million) from December 31, 2007 to December 31, 2008, primarily due to our reduced levels of activity. Our inventories increased by RMB1.9 million from December 31, 2006 to December 31, 2007, primarily due to an increase of RMB8.8 million of our seedling products, The increase was partly offset by decrease of RMB6.7 million of our corn seeds products inventory, primarily due to the increase in sales of our corn seeds products in 2007.
Our current accounts receivable were RMB156.4 million, RMB200.8 million and RMB162.8 million ($23.9 million) as of December 31, 2006, 2007 and 2008, respectively. Our accounts receivable decreased by RMB37.9 million ($5.6 million) from December 31, 2007 to December 31, 2008, primarily due to reduced trading volumes and an increase to bad debt provision. The increase from 2006 to 2007 was primarily due to (1) an increase in our sales of corn seeds and sheep products; (2) the shift in our payment terms for sales of seedlings and sheep products. In 2006, when selling seedling and sheep products, we generally required our customers to make variable upfront payments, which may be up to 100% of the purchase prices; starting from 2007, in order to maintain our market share and competitive position, we no longer require such upfront payments from our major customers and our long-term customers.
We incurred capital expenditures of RMB70.5 million, RMB178.9 million and RMB350.8 million ($51.4 million) in 2006, 2007 and 2008, respectively. Our capital expenditures were made primarily to acquire land use rights for our production base, property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and the proceeds from our 2007 capital raising.
We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that we may pursue, or any amounts we may pay in the class action lawsuits against us. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Any sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	$
	(In thousands)
Net cash provided by operating activities	162,051	259,388	209,096	30,648
Net cash used in investing activities	(51,309)	(196,356)	(337,636)	(49,488)
Net cash (used in)/provided by financing activities	(97,437)	1,296,144	(13,612)	(1,995)
Effect of exchange rate changes on cash	—	(14,805)	(68,234)	(10,001)
Net increase (decrease) in cash and cash equivalents	13,305	1,344,371	(210,386)	(30,836)
Cash and cash equivalents at the beginning of the year	29,477	42,782	1,387,153	203,320
Cash and cash equivalents at the end of the year	42,782	1,387,153	1,176,767	172,484
Operating Activities
Net cash provided by operating activities in the year ended December 31, 2008 was RMB209.1 million ($30.6 million), resulting primarily from the sales of our products. Although we recorded a net loss of RMB751.0 million ($110.1 million) for the year ended December 31, 2008, there were significant non-cash charges, including the P3A settlement of RMB768.5 million ($112.6 million), stock-based compensation charges of RMB45.3 million ($6.6 million), amortization and depreciation of RMB26.4 million ($3.9 million), inventory write-down of RMB16.6 million ($2.4 million) and bad debt charges of RMB12.8 million ($1.9 million).
Net cash provided by operating activities in the year ended December 31, 2007 was RMB259.4 million, resulting primarily from (1) our net income of RMB142.2 million, (2) an add-back of non-cash expenses including deferred taxation of RMB157.0 million, depreciation of fixed assets and other assets of RMB11.2 million and amortization of share-based compensation charge of RMB13.3 million respectively and (3) an increase in our other payables and accruals of RMB14.3 million as a result of increase in salary of RMB2.7 million and increase in business tax payable of RMB3.1 million. The foregoing effects were offset in part by (1) an increase in accounts receivable of RMB40.9 million due to a significant increase in our sales and the longer credit terms provided to selected customers in order to attract bigger orders from them, (2) a decrease of RMB18.2 million in accounts payable due primarily to the decrease in our inventory purchases and (3) an increase in prepayments and other current assets of RMB24.5 million primarily due to the prepayment made for a research and development project and an acquisition of corn seeds.
Net cash provided by operating activities in 2006 was RMB162.1 million. Net cash provided by our operating activities in 2006 resulted primarily from (1) our net income of RMB253.9 million, (2) an add-back of non-cash expenses including depreciation of property, plant and equipment and other assets of RMB8.9 million and amortization of intangible assets of RMB4.5 million, respectively, and (3) a decrease in our inventories of RMB24.7 million as a result of the increase in our sales of corn seeds and seedlings and the decrease in our inventory purchases from farmers in order to lower our storage costs. The foregoing effects were offset in part by (1) an increase in accounts receivable of RMB90.8 million due to a significant increase in our sales and the longer credit terms provided to selected customers in order to attract bigger orders from them, (2) a decrease of RMB29.2 million in accounts payable due primarily to the decrease in our inventory purchases from farmers and (3) an increase in prepayments and other current assets of RMB14.5 million primarily due to the increase in advances to village collectives.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2008 was RMB337.6 million ($49.5 million), due primarily to the prepayments for acquisition of property, plant and equipment and intangible assets of RMB256.4 million ($37.6 million) and acquisition of property, plant and equipment and other assets of RMB69.2 million ($10.1 million).
Net cash used in investing activities for the year ended December 31, 2007 was RMB196.4 million, due primarily to (1) cash outflows for purchases of property, plant and equipment and other assets of RMB67.6 million and (2) acquisition of intangible assets such as land use rights and technology of RMB119.1 million.

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
Financing Activities
Net cash used in our financing activities was RMB13.6 million ($2.0 million)in 2008, resulting primarily from loan proceeds and repayment of existing loans and the repurchase of shares.
Net cash provided by our financing activities was RMB1,296.1 million for the year ended December 31, 2007, resulting primarily from (1) the net proceeds from our initial public offering of RMB1,333.0 million, (2) the net proceeds from issuance of preferred shares and ordinary share redemption rights of RMB76.2 million and (3) the proceeds of bank borrowings of RMB34.8 million. These cash inflows were partly offset by (1) our repayment of bank loans of RMB58.0 million, (2) our dividend payment of RMB56.8 million and (3) a decrease in amounts due to shareholders of RMB30.0 million as a result of our repayment of a shareholder’s loan.
Net cash used in our financing activities was RMB97.4 million in 2006, resulting primarily from our dividend payment to shareholders of RMB110.4 million, and our repayment of bank loans and loans from P3A’s record shareholders of RMB22.3 million and RMB10.0 million, respectively. These cash outflows were partly offset by new bank loans of RMB45.3 million.
Recently Issued Accounting Pronouncements
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
SFAS 141 (R) is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.
On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact, if any, of this new standard on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133 (“SFAS 161”). SFAS161 requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the impact, if any, of this new standard on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (SFAS 168), which will be effective for interim and annual periods ending after September 15, 2009. The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative GAAP recognized by the FASB. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws continue to be sources of authoritative GAAP for SEC registrants. All existing FASB accounting standards and guidance are superseded as described in SFAS 168. Subsequently, instead of issuing new accounting standards in the form of statements, FASB staff positions, and Emerging Issues Task Force (“EITF”) abstracts, the FASB will issue Accounting Standards Updates that will update the Codification. We are currently assessing the impact, if any, of this new standard on its consolidated financial statements.
In November 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue 07-01, Accounting for Collaborative Arrangements or EITF No. 07-01. EITF 07-1 provides guidance for determining if a collaborative arrangement exits and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provide guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, we are required to adopt EITF 07-1 beginning January 1, 2009. We do not expect the adoption of EITF 07-01 to have an impact on our consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”) and FSP 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope, and was effective upon initial adoption of SFAS No. 157. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. We do not expect the adoption of FSP 157-1 to have an impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”), an amendment of FASB Statement No. 133. This new standard requires enhanced disclosure to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS 161 to have an impact on our consolidated financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. We are currently evaluating whether the adoption of FSP 142-3 will have a significant effect on our consolidated financial position, results of operations or cash flows.
In May 2008, the FASB issued FSP APB No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. The effective date of FSP APB 14-1 is for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and it does not permit earlier application. However, the transition guidance requires retroactive application to all periods presented. We do not expect the adoption of FSP APB 14-1 to have an impact on our consolidated financial statements.

In June 2008, the EITF issued EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. We do not expect the adoption of EITF 07-5 to have an impact on our consolidated financial statements.
In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 is issued to clarify that unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities. FSP EITF 03-6-1 also provides guidance on how to allocate earnings to participating securities and compute the basic earnings per share using the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after 15 December 2008 and interim periods within those fiscal years. We are currently evaluating whether the adoption of FSP EITF 03-6-1 will have a significant effect on our consolidated financial position, results of operations or cash flows.
In November 2008, the FASB ratified the consensus reached in EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). EITF 08-6 is issued to address questions that have arisen regarding the application of the equity method subsequent to the issuance of SFAS 141(R) and SFAS 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. We are currently evaluating whether the adoption of EITF 08-6 will have a significant effect on our consolidated financial position, results of operations or cash flows.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. We are currently evaluating whether the adoption of SFAS 167 will have a significant effect on our consolidated financial position, results of operations or cash flows.
In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We do not expect the adoption of ASU 2009-13 to have an impact on our consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605, Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. We do not expect the adoption of ASU 2009-14 to have an impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-15 (“ASU 2009-15”), Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends ASC sub-topic 470-20, Debt: Debt with Conversion and Other Options, to include the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. We do not expect the adoption of ASU 2009-15 to have an impact on our consolidated financial statements.
In May 2009, the FASB issued FASB Statement No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. We are currently evaluating the impact, if any, that the adoption of SFAS 165 will have on our consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
We spent RMB3.7 million in 2006, RMB3.1 million in 2007 and RMB20.3 million ($3.0 million) in 2008 on company-sponsored research and development. We believe that our future success depends on our ability to provide high quality and advanced products to our customers. We place strong emphasis on research and development to enhance the quality and competitiveness of our products. We conduct research and development both through our in-house research and development team and in cooperation with various universities and research institutions. We have also acquired a number of technologies from third parties.
Research and development expenses primarily consist of expenses related to development of our proprietary products, salaries and benefits of our research and development personnel, fees paid to our research partners, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel.
Our research and development expenditure in 2008 was incurred in connection with six projects with the Ministry of Agriculture, CNAAS and Inner Mongolia Hongxing Biotechnology Company Limited.
D. Trend Information
See Items 3 “Key Information,” 4 “Information on the Company” and 5.A “Operating Results—Results of Operations” for information on material trends affecting our business and results of operations.
E. Off-Balance Sheet Commitments and Arrangements
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

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

		Payment Due by December 31,
	Total	2009	2010	2011	2012	Thereafter
	(in RMB thousands)
Short-term borrowings(1)
- principal	8,800	8,800	—	—	—	—
- interest	1,129	1,129	—	—	—	—
Operating lease obligations(2)	38,119	3,550	1,356	770	2,285	30,158
Purchase obligations(3)	127,621	13,841	13,841	13,841	13,841	72,257
Other long-term liabilities reflected on the balance sheet(4)
- principal	8,792	204	204	204	204	7,976
- interest	13,258	601	587	573	560	10,937
Capital commitment	52,469	52,469	—	—	—	—
Research and development commitment	24,000	12,000	12,000	—	—	—

Total	274,188	92,594	27,988	15,388	16,890	121,328

(1)	Includes short term borrowings, current portion of long-term debt and future interest obligations.

(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.

(3)	Represents commitments for the purchase of corn seeds, acquisitions of intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2006, 2007 or 2008, as we have not received related goods or services or taken title to the properties.

(4)	Represents commitments for the purchase of forestry use rights from Taiyuan Relord.
Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or capital commitments as of December 31, 2008.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. These forward-looking statements include:
•	our future business development, results of operations and financial condition;
•	changes in our revenues, cost and expense items;
•	our anticipated development strategies, including expanding sales into new regions, increasing the farmland to which we have access, and expanding our product offerings;
•	our strategy to expand our research and development capability;
•	the growth in demand in China for high-quality corn seeds, sheep and seedlings;
•	our ability to attract customers and end users and enhance our brand recognition;
•	future changes in government regulations affecting our business, including regulation of genetically modified corn;
•	trends and competition in the corn seed, sheep and seedling industries; and
•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.
The accuracy of these forward-looking statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	46	Chairman of the Board of Directors
Gary Kim Ting Yeung	43	Director
Terry McCarthy	65	Independent Director
Shangzhong Xu	59	Independent Director
Jiuran Zhao	47	Independent Director
Joo Hai Lee	53	Independent Director
Sean Shao	52	Independent Director
Xie Tao	46	Chief Executive Officer
Frank Yue Zhao	45	Chief Operating Officer
Christopher Boddington	44	Chief Financial Officer
John Layburn	34	Chief Strategy and Compliance Officer
Weizhong Wang	46	Chief Strategy Officer, Corn Seed
Kean Seng U	43	Head of Corporate and Legal Affairs
David Pasquale	38	Senior Vice President
Zhixin Xue	47	President of P3A
Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai is a director of BCL, which is our largest shareholder. In 2002, Mr. Lai founded Ace Choice Management Limited, a company that specializes in promoting business and investment activities between the PRC and other countries. From 2000 to 2002, Mr. Lai was managing director of Shenzhen Keding Venture Capital Management Co., Ltd., a venture investment management company. Mr. Lai is the chairman of the board of directors and chairman and a member of the nomination committees of China Pipe Group Limited, a Hong Kong-listed company that manufactures construction and energy related pipes in Asia. Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and is a certified public accountant in Australia.
Mr. Gary Kim Ting Yeung has served as our director since September 2007. Mr. Yeung served as our chief financial officer from August 2007 to March 2009. Prior to joining us, Mr. Yeung was an audit senior manager at PricewaterhouseCoopers, or PwC. Mr. Yeung worked at PwC from 1991 until January 2007. While at PwC, Mr. Yeung participated in various assignments, including statutory annual audits, financial due diligence and preparing PRC companies for listings of their shares on overseas markets such as the United States, Hong Kong and Singapore. Mr. Yeung is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Yeung holds a bachelor’s degree in accounting from the University of Ulster.
Mr. Terry McCarthy has served as an independent director and chairman of our audit committee since September 2007. He is currently a director and served as the chairman of the audit committee from 2006 to 2009 and the interim chief financial officer from March 2009 to November 2009 for Solarfun Power Holdings Co., Ltd., a Nasdaq-listed company, as well as a director and chairman of the audit committee of Hisoft Technology International Limited, a privately held company based in China. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles such as a managing partner, tax partner-in-charge and client services partner. From 1993 to 1995, he managed a national reengineering program and software development project for Deloitte and participated in the acquisition and development of Deloitte’s tax software company. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was deputy managing partner of the Deloitte US Chinese Services Group. He received a bachelor’s degree from Pennsylvania State University, an MBA degree from the University of Southern California and a master’s degree in taxation from Golden Gate University.

Dr. Shangzhong Xu has served as our independent director since September 2007. Dr. Xu has been the director of the Research Institute of Genetic Breeding and a researcher at the Beijing Research Institute of Husbandry Veterinary Science of the Chinese Agricultural Scientific Academy since 1978. Dr. Xu specializes in animal genetic breeding and its industrialization, breeding planning, breeder evaluation and marker genes. He established the open nucleus breeding system to conduct breeding selection. Dr. Xu has also been the managing director of the Genetic Breeding Branch and Genetic Marker Branch of the China Husbandry Veterinary Science Association since 1989. Dr. Xu received his Ph.D degree in animal genetic breeding from Beijing Agricultural University and took advanced courses at Michigan State University.
Dr. Jiuran Zhao has served as our independent director since September 2007. Since 1997, Dr. Zhao has served as the managing director of the Maize Center of the Agricultural and Forestry Scientific Research Academy in China. Dr. Zhao is also a director of Shangdong Denghai Seeds Co., Ltd., a company listed on the Shenzhen Stock Exchange. From 1986 to 1997, Dr. Zhao worked at the Crop Center of the Agricultural and Forestry Scientific Research Academy, where he began as a researcher, became a vice director and later became the director. Dr. Zhao specializes in the genetic breeding and industrialization of maize and other varieties of crops as well as DNA fingerprint techniques. He is also an agricultural consultant to the Beijing municipal government, the director of the maize expert group of the Ministry of Culture of China, a vice director of the China Crop Association, the leader of the National Maize Cultivation Group, a member of the Examination Committee of the Plantation New Variety of the Ministry of Culture and an expert for The International Union for the Protection of New Varieties of Plants. Dr. Zhao received his Ph.D. degree in crop genetic breeding from China Agricultural University.
Mr. Joo Hai Lee has served as our independent director since November 2008. Mr. Lee has 32 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore in 1983 and became a partner there in 1986. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Certified Public Accountants of Singapore, the Malaysian Institute of Accountants and the Singapore Institute of Directors.
Mr. Sean Shao has served as our independent director since November 2008 and chairman of our compensation committee since November 2008. He currently serves as the chairman of the audit committee of China Biologic Products, Inc., a Nasdaq-listed biopharmaceutical company based in China, China Recycling Energy Corporation, an energy recycling system design company listed on the OTC Bulletin Board, Yongye International, Inc., a Chinese agricultural company listed on the Nasdaq and China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on the Nasdaq. He has served as the chief financial officer of Trina Solar Limited since August 2006, where he assisted them in listing on the NYSE in December 2006. Prior to that, Mr. Shao served from September 2005 to August 2006 as the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, and from August 2004 to September 2005 as the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. from 1994 to 2004. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles and his bachelor’s degree in art from East China Normal University. Mr. Shao is a member of the American Institute of Certified Public Accountants.
Mr. Xie Tao has served as our chief executive officer since September 2009. Prior to joining us, Mr. Xie engaged in advisory practice at PricewaterhouseCoopers for 22 years where he led PricewaterhouseCoopers China market corporate finance practice and served on the firm’s governing board. Mr. Xie has extensive experience in China related cross-border investments and M&A and has helped structure many well-known Chinese businesses. Mr. Xie received his bachelor’s degree in physics from Beijing University in China and was a member of the UK Chartered Associate of Certified Accountants.
Mr. Frank Yue Zhao became our chief operating officer in November 2008 after serving as the deputy general manager of Shenzhen Agria from September 2008 to November 2008. Mr. Zhao has more than 20 years of experience in business management. He previously served as the managing director of Yetop International Investment Co., Ltd. in Hong Kong, responsible for the firm’s investments in the Chinese hydropower industry. Prior to that, Mr. Zhao served as the executive director and president of Lianhong Investment Co. Ltd, responsible for investments in land development, technology, chemicals and transportation. Mr. Zhao earlier served as the vice president of Bossen International Ltd., the executive vice president of Bocom Group, the vice president of Compass Pacific Holdings Limited, the chief operating officer of Compass Pacific Automotive Co., Ltd. He also held executive level positions with Yatton Group, a subsidiary of Esquel Enterprises Ltd. Mr. Zhao received his bachelor’s degree in information system management and his master’s degree in industrial business administration from Tsinghua University in China and received his master’s degree in economics from the State University of New York at Buffalo.

Mr. Christopher Boddington has served as our chief financial officer since September 2009. Prior to joining us, Mr. Boddington engaged in advisory practice at PricewaterhouseCoopers for ten years with a significant amount of time in China. Mr. Boddington brings extensive experience in domestic and cross-border transactions as well as business restructuring. Mr. Boddington holds a bachelor’s degree in aeronautical engineering from Kingston Polytechnic and is a member of the Institute of Chartered Accountants in England and Wales.
Mr. John Layburn has served as our chief strategy officer since October 2009. Prior to joining us, Mr. Layburn worked for PricewaterhouseCoopers, the international accounting and consulting firm, for eleven years. He was initially based out of PricewaterhouseCoopers London office, followed by four years in the Beijing office. Mr. Layburn has served a wide range of clients ranging from large multi-national companies to entrepreneurial investors advising on strategic reviews, turnaround situations, and investment and divestment processes. While in China, he has specialized in advising both multinational companies on their business activities in China and Chinese companies on their overseas operations. Mr. Layburn holds a masters degree in mathematics from Oxford University.
Dr. Weizhong Wang has served as our chief strategy officer, focusing on the corn seed business, since September 2007. From 2000 to 2007, Dr. Wang served as chairman and president of Denong Seed Science and Technology Development Company, a company that engages in the development, production and marketing of corn, rice, cotton and other agricultural products in China. Dr. Wang holds a Ph.D. degree in agricultural economics from the Chinese Academy of Agriculture.
Mr. Kean Seng U has served as our head of corporate and legal affairs since December 2008. Mr. U has extensive experience in advising multi-national corporations and sovereign entities on direct investments in the People’s Republic of China entities. Mr. U previously practiced as a partner in the Singaporean firm of Shooklin & Bok LLP and led a corporate finance team in Allen & Overy Shooklin & Bok, JLV, an international law venture partnership with London-based Allen & Overy LLP. Currently, Mr. U sits as independent and non-executive directors of several publicly listed corporations. Mr. U received his bachelor of laws degree with honors from Monash University in Australia. He is a barrister and solicitor of the Supreme Court of Victoria in Australia, an advocate and solicitor of the Supreme Court of Singapore and a solicitor of England and Wales. In addition to his extensive legal knowledge, Mr. U also has a degree in economics and accounting from Monash University in Australia.
Mr. David Pasquale has served as our Senior Vice President since February 2008 and is responsible for developing, implementing and leading our investor relations, corporate and crisis communications initiatives. Prior to joining Agria, Mr. Pasquale worked with U.S.-listed public companies domiciled in China, Singapore, Korea and Taiwan. He most recently served as executive vice president at a leading investor relations and public relations firm based in New York City, where he was instrumental in driving the firm’s growth from September 1999 through January 2008. He previously worked at Citigate Dewe Rogerson, The Hudson Stone Group and N.W. Ayer & Partners, all based in New York City. Mr. Pasquale holds a bachelor of science, cum laude, from Providence College. He is an active member of the National Investor Relations Institute.
Mr. Zhixin Xue has served as the president of P3A since May 2008. Mr. Xue resigned as our chief operating officer and director in March 2008 after serving as our chief operating officer since June 2007 and as our director since August 2007. Mr. Xue also serves as the chairman of the board of Taiyuan Relord, one of the former shareholders of P3A. Mr. Xue was selected as one of the “National Outstanding Entrepreneurs” in 2005, was named as one of the “Outstanding Entrepreneurs of Shanxi Province” in 2005 and one of the “Outstanding Entrepreneurs of Taiyuan” successively from 2002 to 2005 by the local government of Taiyuan, Shanxi province. Mr. Xue is a member of the Shanxi Committee of the Chinese People’s Political Consultative Conference, a political advisory body in China. Mr. Xue holds a bachelor’s degree in medicine from Shanxi Medical College.
Dr. Geoffrey Duyk served as our director starting in August 2007 and resigned in May 2009. Mr. Zhaohua Qian served as our director starting in June 2007 and resigned in November 2008. Mr. Kenneth Hua Huang served as our co-chief executive officer starting in July 2007 and resigned in November 2008. Mr. Raymond Cheuk Kwong Lo was appointed as our acting chief financial officer in April 2009 and resigned in September 2009. Dr. Juliana H. Xu served as our chief technology officer starting in May 2007 and resigned in March 2009.

We have entered into employment agreements with each of our senior executive officers.
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2008, we paid an aggregate of approximately RMB11.0 million ($1.6 million) to our directors and executive officers in cash or benefits in kind. This included approximately RMB0.8 million ($0.2 million) of bonus payments to directors and executive officers. These bonuses were provided in our agreements with directors and executive officers on an individual basis.
During the year ended December 31, 2008 certain of our directors and executive officers were granted options to purchase a total of 2,200,000 shares at a weighted average exercise price of $2.49 per ordinary share.
Share Incentives
2007 Share Incentive Plan. We have adopted the 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon exercise of awards granted under our plan, plus an increase of 5,000,000 shares when and if the 15,000,000 ordinary shares plan has been fully used pursuant to the awards granted under the plan and the board approves such increase.
Since December 31, 2008, options to purchase a total 2,340,000 ordinary shares have been granted to our directors and executive officers and options to purchase 268,000 ordinary shares that were previously granted to certain of our directors, executive officers and employees have been cancelled following the termination of their services or employment with Agria. As of the date of this annual report, options to purchase a total of 10,916,500 ordinary shares have been granted to our directors and executive officers and other individuals as a group, including certain of our former directors and officers, with exercise prices of $0.92, $1.00, $2.18, $2.40, $3.15, $3.80, $3.83, $4.80 or $5.21 per share and a term of ten years to exercise from the date of grant, and remained outstanding.
In June 2008, Messrs. Lai, Qian and Xue agreed to contribute their options for no consideration to purchase a total of 2,200,000 ordinary shares to a new management retention plan to be established for the benefit of our employees, including employees of P3A.
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
Acceleration of Options upon Corporate Transactions. The outstanding options will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction, provided that the grantee’s continuous service with us shall not be terminated before that date.
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
C. Board Practices
Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
In 2008, our board held meetings or passed resolutions by unanimous written consent 29 times.
Committees of the Board of Directors
We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Mr. Terry McCarthy, Mr. Joo Hai Lee and Mr. Sean Shao, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In addition, the board of directors has determined that Mr. Sean Shao’s simultaneous service on the audit committee of five public companies would not impair his ability to effectively serve on our audit committee. Mr. McCarthy is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
In 2008, our audit committee held meetings or passed resolutions by unanimous written consent 13 times.

Compensation Committee. Our compensation committee consists of Mr. Sean Shao, Dr. Jiuran Zhao and Dr. Shangzhong Xu., all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Shao is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent six times.
Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Joo Hai Lee, Dr. Shangzhong Xu and Mr. Terry McCarthy, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Lee is the chair of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting qualified individuals to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
In 2008, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.
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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Except for one director who is subject to an initial term of two years, our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or become of unsound mind.

D. Employees
We had 283, 422 and 619 full-time employees and 235, 185 and no temporary employees as of December 31, 2006, 2007 and 2008, respectively. Our temporary employees are usually hired seasonally because of the seasonality of our business. The following table sets forth the number of employees for each of our three business segments and our corporate offices as of December 31, 2008:

	Number of full-	Percentage of
	time Employees	Total Employees
Seed Department	103	17%
Breeding Department	294	47%
Seedling Department	98	16%
Administration	124	20%

Total	619	100%

We have entered into employment agreements with our full-time employees. Generally our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for periods ranging from six months to three years after the period of their employment with us. None of our employees are registered under collective bargaining agreements. None of our employees is a member of a labor union.
If we lose the services of one of more of our key management personnel, including P3A management personnel, and are unable to find suitable replacements, our operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services” and “Item 4. Information on the Company—B. Business Overview—Payment of Cash and Shares by BCL to P3A Management Team.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this report, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the shareholder table below are based on 125,160,000 ordinary shares issued and outstanding as of September 30, 2009. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after September 30, 2009, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	48,522,000	38.8
Gary Kim Ting Yeung	*	*
Terry McCarthy	*	*
Shangzhong Xu	*	*
Jiuran Zhao	*	*
Joo Hai Lee	—	—
Sean Shao	*	*
Xie Tao	—	—
Frank Yue Zhao	—	—
Christopher Boddington	—	—
John Layburn	—	—
Weizhong Wang	*	*
Kean Seng U	*	*
David Pasquale	*	*
Zhixin Xue(4)	21,943,040	17.5
All directors and executive officers as a group(5)	72,287,690	57.8
Principal Shareholders:
Morgan Finanz Capital Limited(6)	31,076,750	24.8
Brothers Capital Limited(7)	17,445,250	13.9
TPG Capital, L.P.(8)	8,650,000	6.9
Heartland Advisors, Inc.(9)	8,565,000	6.8
Dubai Group Limited(10)	6,600,000	5.3

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 125,160,000, being the number of ordinary shares outstanding as of this annual report, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after September 30, 2009, if any.

(3)	Includes (i) 38,522,000 ordinary shares owned by BCL, a British Virgin Islands company wholly owned by Mr. Lai, and five British Virgin Islands companies wholly owned by BCL and (ii) 10,000,000 ordinary shares owned by Morgan Finanz Capital Limited, a British Virgin Islands company wholly owned by Mr. Lai. The business address of Mr. Lai is Room 1707, 17/F, Dutyfree Business Building, Fuhua First Road, Futian District, Shenzhen 518048, People’s Republic of China.

(4)	Based on the Schedule D filed with the SEC on July 23, 2008. The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

(5)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(6)	Morgan Finanz Capital Limited is a company incorporated in the British Virgin Islands. Mr. Guanglin Lai is the sole shareholder and director of Morgan Finanz Capital Limited.

(7)	Includes 17,445,250 ordinary shares held by BCL, a British Virgin Islands company wholly owned by Mr. Lai, and 21,076,750 ordinary shares held by five British Virgin Islands companies wholly owned by BCL (including 10,000,000 ordinary shares held by Ariya Capital Partners Limited, 1,169,213 ordinary shares held by Beny Gold Limited, 7,569,112 ordinary shares held by Best Source Management Limited, 1,169,213 ordinary shares held by Primeasy Limited and 1,169,212 ordinary shares held by Success Option Management Limited). The business address of BCL is Room 1707, 17/F, Dutyfree Business Building, Fuhua First Road, Futian District, Shenzhen 518048, People’s Republic of China.

(8)	In the form of ADSs, each representing two ordinary shares, based on Form 13-F filed with the SEC by TPG Capital, L.P. for the quarter ended September 30, 2009. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	In the form of ADSs, each representing two ordinary shares, based on Form 13-F filed with the SEC by Heartland Advisors, Inc. for the quarter ended September 30, 2009. The business address of Heartland Advisors, Inc. is 789 N. Water St. Suite 500, Milwaukee, WI 53202.

(10)	Based on the Schedule 13G/A filed with the SEC on February 17, 2009. Dubai Ventures Group Limited, a company incorporated in Cayman Islands, holds 3,300,000 ADS, representing 6,600,000 ordinary shares of the company. Dubai Ventures Group Limited is wholly owned by Dubai Ventures Group L.L.C., whose General Manager is Dubai Group Limited, which has the authority, among other things, to acquire, purchase, subscribe for, sell, assign and/or transfer any shares owned by Dubai Ventures Group L.L.C. The directors of Dubai Group Limited are Fadhel Abdulbaqi Abu Al Hassan Al Qaed Al Ali, Hashim Abdulla Ahmad Al Babal, Soud Ahmad Abdulrahman Baalawi and Mohammad Abdulla Ali Al Gergawi. The address for Dubai Group Limited is c/o Paget Brown Trust Company Ltd., West Wind Building, Harbour Drive, George Town, Grand Cayman, British West Indies.
As of September 30, 2009, 125,160,000 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 39.0% of our outstanding ordinary shares as of September 30, 2009. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”
B. Related Party Transactions
Contractual Arrangements with P3A and Its Shareholders
PRC law currently restricts foreign ownership of any corn seed business and prohibits foreign ownership of any sheep business in China. We conduct our business primarily through Agria China’s contractual arrangements with P3A and its shareholders.
Under PRC laws, each of Agria China and P3A is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Agria China and P3A, P3A does not transfer any other funds generated from its operations to Agria China. P3A has five record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin Lai, our chairman of the board of directors, our chief executive officer and a beneficial owner of our ordinary shares; Mr. Zhaohua Qian; Mr. Kenneth Hua Huang; Mr. Zhixin Xue who is the president of P3A, Mr. Mingshe Zhang who has been involved in the management of P3A. All five shareholders of P3A are PRC citizens and do not receive any compensation from us for holding shares of P3A. Mr. Guanglin Lai, who is the husband of Ms. Juan Li, a shareholder of P3A, is the sole director of BCL, which is the largest shareholder of our company. Agria China’s relationship with P3A and its shareholders is governed by the following contractual arrangements entered into on June 8, 2007. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria China to effectively control P3A. The exclusive technology development, technical support and service agreement, the exclusive consultancy service agreement, the proprietary technology license agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria China to receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law.
Power of Attorney. Each shareholder of P3A has executed a power of attorney to appoint a nominee of Agria China as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of P3A as provided under PRC law and the articles of association of P3A, including voting rights, the rights to transfer any or all of his or her equity interest in P3A and the right to appoint the general manger of P3A.
Equity Pledge Agreement. Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A pledged all of their equity interests in P3A to Agria China to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, the proprietary technology license agreement, the exclusive consultancy service agreement and the exclusive call option agreement. If P3A or any of such shareholders breaches its contractual obligations under any of these principal agreements, Agria China, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, such shareholders of P3A may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria China as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.
Exclusive Call Option Agreement. Under the exclusive call option agreement among the shareholders of P3A, P3A and Agria China, the shareholders of P3A irrevocably granted Agria China an exclusive option to purchase from such shareholders, to the extent permitted under PRC law, all of the equity interests in P3A for the higher of (i) RMB100,000 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by PRC law, Agria China or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in P3A.

Exclusive Technology Development. Technical Support and Service Agreement. Under the exclusive technology development, technical support and service agreement between P3A and Agria China, Agria China is the exclusive provider of technology development, technical support and services to P3A relating to P3A’s agricultural business. P3A will not accept these services from any third party without the prior consent of Agria China. Agria China owns the rights to any intellectual property developed by Agria China in the performance of this agreement. P3A pays to Agria China service fees of 20% of the annual net profit of P3A after each accounting year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by Agria China or by either party due to the other party’s breach of the agreement according to the early termination provisions of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to agree to amend the agreement and intends to do so as needed.
Exclusive Consultancy Service Agreement. Under the exclusive consultancy service agreement between P3A and Agria China, P3A exclusively engages Agria China to provide consultancy services including but not limited to the administration model, operational plans and market research and development. P3A will not accept any of these services from any third party without the prior consent of Agria China. P3A pays Agria China a consultancy service fee of RMB3 million each year upon P3A’s confirmation of the list of services provided by Agria China for that year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by Agria China or by either party due to the other party’s breach of the agreement according to the early termination terms of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to agree to amend the agreement and intends to do so as needed.
Proprietary Technology License Agreement. Under the proprietary technology license agreement between P3A and Agria China, Agria China licenses to P3A the exclusive rights to use 20 technologies listed in the appendix of the agreement that are related to the sheep business. Agria China owns the intellectual property rights developed by P3A in the performance of this agreement. P3A pays Agria China license fees of RMB2.72 million before December 31 of each year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by either party according to the early termination terms of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to agree to amend the agreement and intends to do so as needed.
Letter of Undertaking. The shareholders of P3A have executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, they will remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. The spouse of each of such shareholders has consented to the foregoing undertaking.
We have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The uncertainties include how the PRC government may interpret the restriction of foreign ownership of corn seed development and production companies and whether foreign companies may conduct the corn seed development and production businesses through contractual arrangements with domestic companies engaging in such businesses. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC agricultural business do not comply with PRC government restrictions on foreign investment in the agricultural businesses, we could be subject to severe penalties. In addition, under PRC Property Rights Law which became effective on October 1, 2007, an equity pledge is required to be registered with the relevant administration for industry and commerce in order to become effective.

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
Other Transactions with P3A and Its Affiliates
On June 8, 2007, an agreement on equity interests of P3A was entered into among P3A, P3A’s five former shareholders and P3A’s four then-existing shareholders and China Victory. This agreement confirms that P3A’s former shareholders do not have any outstanding rights or obligations with respect to P3A. Under the agreement, P3A’s then-existing shareholders have agreed to cause the individuals nominated by Agria China to be elected as P3A’s directors and to grant a voting proxy to the individual(s) designated by Agria China to vote on all matters subject to shareholder approval at P3A’s shareholder meetings. In addition, P3A’s then-existing shareholders are prohibited from transferring, pledging or otherwise disposing of their equity interests in P3A without prior written consent of China Victory. P3A’s then-existing shareholders have also agreed to enter into and cause P3A to enter into a series of agreements, including a service agreement, a share pledge agreement and an exclusive option agreement, with Agria China in form and substance satisfactory to Agria China, and not to sign any contract relating to P3A or to distribute any dividends without the prior written consent of Agria China. Concurrently with the execution of this agreement, P3A, P3A’s current shareholders and Agria China entered into a series of contractual arrangements as described above.
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
P3A entered into a lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. The annual rent under the lease is RMB673,000.
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
On June 28, 2007, BCL, our controlling shareholder, made a loan of $20.2 million at an interest rate of 7% per annum to our subsidiary China Victory to enable China Victory to fund the registered capital of its directly wholly-owned subsidiary Agria China, as required under applicable PRC law. The loan was repaid to BCL in November 2007.

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
During 2008, P3A secured additional banking facilities guaranteed by Taiyuan Relord. See “Item 5. Operating Results—F. Tabular Disclosure of Contractual Obligations.”
Other Contractual Arrangements
In September 2009, the registered capital of Guanli changed from RMB30.0 million to RMB50.0 million with 95% interests legally held by Ms. Li Juan, the wife of Mr. Guanglin Lai, the chairman of our board of directors, and 5% interests legally held by Ms. Chen Jie Zhen. Li Juan and Chen Jie Zhen pledged all of their shares to Agria Brother and transferred all shareholders’ rights, including voting rights, to a Agria Brother representative. Li Juan, Chen Jie Zhen and Agria Brother entered into a written agreement wherein Li Juan and Chen Jie Zhen agreed to remit to Agria Brother all dividends or other forms of distributions they receive from Guanli. The agreements provide Agria Brother with all the rights and obligations that a typical shareholder would have in a company of which it controls but without 100% holding legal title of the shares.
In September 2009, we formed Shenzhen Agria Agriculture Ltd. Co., or Agria Agriculture, to engage in the businesses of research and development, service, sales and investment. Agria Agriculture was set up with 51% interests legally held by Guanli and 49% interests legally held by Ms. Li Juan, the wife of Mr. Guanglin Lai, the chairman of our board of directors. Li Juan pledged all of her shares to Agria Brother and transferred all shareholder’s rights, including voting rights, to a Agria Brother representative. Li Juan and Agria Brother entered into a written agreement wherein Li Juan agreed to remit to the Agria Brother all dividends or other forms of distributions received from Agria Agriculture. The agreements provide Agria Brother with all the rights and obligations that a typical shareholder would have in a company of which it controls but without 49% holding legal title of the shares.
In September 2009, we formed Shenzhen Zhongyuan Agriculture Ltd. Co., or Zhongyuan, to engage in the businesses of research and development, service, sales and investment. Zhongyuan was set up with 95% interests legally held by Ms. Li Juan, the wife of Mr. Guanglin Lai, the chairman of our board of directors, and 5% interests legally held by Ms. Chen Jie Zhen. Li Juan and Chen Jie Zhen pledged all of their shares to Agria Brother and transferred all shareholders’ rights, including voting rights, to a Agria Brother representative. Li Juan, Chen Jie Zhen and Agria Brother entered into a written agreement wherein Li Juan and Chen Jie Zhen agreed to remit to Agria Brother all dividends or other forms of distributions received from Zhongyuan. The agreements provide Agria Brother with all the rights and obligations that a typical shareholder would have in a company of which it controls but without 100% holding legal title of the shares.
Private Placement
On June 22, 2007, we issued and sold 2,400,000 shares of Series A preferred shares at a purchase price of $4.1667 per share in a private placement. The investors in the private placement were TPG Growth AC Ltd. (which purchased 1,600,000 preferred shares from us) and TPG Biotech II, Ltd. (which purchased 800,000 preferred shares from us) (together, “TPG”). TPG was an unrelated third party prior to its investment in our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between TPG and us and was approved by our board of directors. Concurrently with our issuance and sale of Series A preferred shares to TPG, BCL, the largest shareholder of our company, transferred and sold 4,170,000 and 2,080,000 ordinary shares to TPG Growth AC Ltd. and TPG Biotech II, Ltd., respectively.
In August 2007, our shareholders authorized a 10,000-for-1 share split of our ordinary shares and our preferred shares. Upon the effecting of the share split, TPG Growth AC Ltd. held 1,600,000 Series A preferred shares and 4,170,000 ordinary shares and TPG Biotech II, Ltd. held 800,000 Series A preferred shares and 2,080,000 ordinary shares. All Series A preferred shares were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007.

Registration Rights Agreement
We and TPG have entered into a registration rights agreement dated June 22, 2007. Under the terms of this agreement, TPG and certain subsequent transferees of TPG may require us to effect up to two registrations and unlimited registrations on Form F-3 of ordinary shares held by such parties, subject to certain offering size limitations. The agreement also granted to TPG and certain subsequent transferees of TPG “piggyback” registration rights, other than in connection with a registration by us pursuant to a stock option plan or other employee benefit plan, a registration on Form S-8 or a registration relating to a corporate reorganization. In the event we use reasonable best efforts but are unable to register our shares, we have no liabilities to these shareholders. We, TPG and Dubai Investment Group L.L.C., or DIG, entered into a deed of adherence dated August 30, 2007 whereby DIG agreed to comply with and be bound by all of the provisions of the registration rights agreement in all respects as if DIG were a party to the agreement and were named therein as a party, and on the basis that references therein to holders of registrable securities shall include a separate reference to DIG, and the ordinary shares (and any other shares of capital stock) held by DIG shall constitute registrable securities. The deed of adherence superseded and replaced any prior understanding, agreement or statement of intent, in each case written or oral, of any kind and every nature with respect to DIG’s registration rights. The purpose of the deed of adherence was to ensure that the eligible shareholders have the same registration rights under the same agreement. TPG and DIG have each converted their shares to ADSs as of July 2009 and August 2008, respectively. As a result, all rights and obligations of the company, TPG and DIG under the registration rights agreement and the deed of adherence have terminated.
Undertaking Agreement
On June 22, 2007, we entered into an agreement with BCL and TPG, whereby each party to the agreement agreed to use its reasonable best efforts to cause each of our shareholders to enter into a new agreement regarding share transfers, our memorandum and articles of association and a new registration rights agreement as soon as possible but no later than the public filing date of our registration statement. Such agreements would clarify the relationship between our memorandum and articles of association and certain investment agreements of our shareholders as well as grant each of our shareholders substantially similar rights and obligations with respect to transfer and preemption as well as equivalent piggyback and demand (to the extent such shareholder currently enjoys demand registration rights under an existing agreement) registration rights.
Shareholders Agreement
We, BCL and TPG have entered into a shareholders agreement dated June 22, 2007 to further document the shareholding relationship. All rights and obligations of the company, BCL and TPG under the shareholders agreement terminated upon the completion of our initial public offering on November 13, 2007, except for limited exceptions related to confidential information.
Share Options
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”
C. Interests of Experts and Counsel
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
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China, Agria China and Agria Brother. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.
Under Cayman Islands law and our amended and restated memorandum and articles of association, we are able to pay dividends out of either profits or share premium. Subject to having sufficient profits and share premium, our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in US dollars.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A. Offering and Listing Details
The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2007 (starting from November 7, 2007)	17.00	7.00
2008	11.75	1.21

Quarterly Highs and Lows
First Quarter 2008	11.75	6.05
Second Quarter 2008	9.30	3.52
Third Quarter 2008	5.42	2.80
Fourth Quarter 2008	3.54	1.21
First Quarter 2009	1.85	0.75
Second Quarter 2009	3.77	1.05
Third Quarter 2009	2.62	1.69

Monthly Highs and Lows
June 2009	3.77	1.95
July 2009	2.43	1.69
August 2009	2.62	1.80
September 2009	2.28	1.73
October 2009	3.35	1.90
November 2009	4.53	2.51
December 2009 (through December 24)	3.67	2.66

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
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”
E. Taxation
Cayman Islands Taxation
According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
PRC Taxation
Under the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the new EIT law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new EIT law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.
Under the new EIT law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.
If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.
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

WE RECOMMEND THAT HOLDERS CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
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
With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to you for our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. Based on existing guidance, it is not entirely clear whether dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. We recommend that you consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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
Taxation of a Disposition of ADSs or Ordinary Shares
Subject to discussions below under “— Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.
Passive Foreign Investment Company
Although it is not clear how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the significant decline in the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2008, we believe we were likely a PFIC for such year. No rulings from the U.S. Internal Revenue Service or opinion of counsel has been or will be sought with respect to our status as a PFIC.
If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, as long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we were a PFIC, we cease to be a PFIC, and such election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	any excess distribution or gain from a sale or other disposition of ADSs or ordinary shares will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries (or possibly our affiliated entities) are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries (or possibly our affiliated entities) were PFICs for the taxable year ended December 31, 2008. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries (or affiliated entities).
A U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above regarding excess distributions and realized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC (as we believe we likely were for 2008). A U.S. Holder will not be able to make a mark-to-market election with respect to stock of any lower-tier PFIC. You are urged to consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
The rules dealing with PFICs are very complex. You are strongly encouraged to consult your tax advisor about the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on U.S. Internal Revenue Service Form W-9. We recommend that U.S. Holders consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.
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
Our consolidated financial statements have been prepared in accordance with U.S. GAAP. We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2008, our total outstanding loans amounted to RMB8.8 million ($1.3 million) with a weighted average interest rate of 12.834% per annum. A 1% increase in each applicable interest rate would add RMB0.1 million ($12,900) to our interest expense in 2008. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Our financial statements are expressed in RMB, which is our reporting currency. The functional currency of the Company, Aero-Biotech and China Victory is US dollars. The functional currency of Agria China and P3A is RMB. Substantially all of our revenues and most of our expenses which are derived from P3A are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in US dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering on November 7, 2007. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of an investment in our ADSs will be affected by the foreign exchange rate between US dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in US dollars.
The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.5% appreciation of the RMB against the US dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the RMB appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the US dollar. To the extent that we need to convert US dollars into RMB for our operations, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2008, we had RMB denominated cash balance of RMB232.6 million and US dollar denominated cash balance of $138.4 million. Assuming we had converted the US dollar denominated cash balance of $138.4 million as of December 31, 2008 into RMB at the exchange rate of $1.00 for RMB6.8225 as of December 31, 2008, this cash balance would have been RMB1,176.8 million. Assuming a further 1% appreciation of the RMB against the US dollar, this cash balance would have decreased to RMB1,167.4 million as of December 31, 2008. Conversely, if we decide to convert our RMB into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the RMB would have a negative effect on the US dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation
In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5%, 4.8% and 5.9% in 2005, 2006, 2007 and 2008, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index decreased by 0.5% in October 2009 as compared to October 2008. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-146785) filed by us in connection with our initial public offering of 17,150,000 ADSs, representing 34,300,000 ordinary shares. The registration statement was declared effective by the SEC on November 6, 2007.
We received net proceeds of approximately $184.1 million from our initial public offering and as of December 31, 2008, we used and expected to use the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan; approximately $2 million has been used to repay bank loans; approximately $50 million is expected to be used to fund capital expenditure, approximately $15 million is expected to fund our research and development projects, and the balance has been and is expected to continue to be used for general corporate purposes, including funding possible acquisitions of and investments in complementary products, technologies and/or businesses. As of December 31, 2008, approximately $41 million of the net offering proceeds from our initial public offering had been applied.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2008, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.
Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation of financial statements for external purposes in accordance with GAAP and may not prevent or detect misstatements as set out above. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Rule 12b-2 under the Exchange Act and Rule 1-02 under Regulation S-X define a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”
Controls designed to ensure that significant transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively. This was in part because we had significant turnover senior management and of personnel in the finance related functions, including our chief executive officer and chief financial officer. Also, for some significant non-routine transactions and accounting estimates, we were unable to obtain consistent levels of documentation, in part due to insufficient handover preparations during the personnel turnover.
Material audit adjustments were identified, prior to new management’s arrival, in relation to revenue recognition, stock based compensation calculations, foreign exchange translation and taxation. Our new management team also identified material adjustments to the 2008 financial statements with respect to bad debt provisioning for the year ended December 31, 2008. These adjustments evidence the deficiencies described above which constitutes a material weakness.
Because of this material weakness, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the COSO.
The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.
Remediation Initiatives
With the arrival of new management in September 2009, our management team performed analysis and procedures to ensure that the consolidated financial statements included in this annual report were prepared in conformity with the U.S. GAAP, including correcting misstatements identified by our independent registered public accounting firm. Accordingly, our management believes that the consolidated financial statements included in this annual report fairly present in all material respects our consolidated financial position, consolidated results of our operations and our cash flows for the periods presented.

To remediate the material weakness described above, we have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting including the following:
(i)	we have assembled a new and experienced executive team with the relevant skills to improve the overall management of our business. This team primarily consists of our chief executive officer, chief financial officer and chief strategy and compliance officer who joined our company in September 2009;
(ii)	we will review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. In particular, we intend to implement a series of review and monitoring controls over the financial statement closing process which will ensure complete and accurate reporting of transactions in compliance with US GAAP;
(iii)	we will also appoint external consultants, if necessary, with relevant expertise and experience in US GAAP and internal control over financial reporting to assist our management in addressing the above-noted material weakness; and
(iv)	our audit committee will monitor the remediation plan on an ongoing basis and provide the necessary oversight to ensure that we are effectively addressing our material weakness.
If our material weakness is not remediated, there is a reasonable possibility that a material misstatement of our financial statements in future financial periods will not be prevented or detected in a timely manner.
Remediation Activities Regarding Fiscal Year 2007 Material Weaknesses
We have previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2007 that we have identified a material weakness in internal control over financial reporting with respect to inadequate personnel resources, processes and documentation to address reporting requirements under US GAAP.
Since this weakness was identified we have taken steps to improve our personnel resources, processes and documentation including engaging external consultants to assist in the scoping, documentation, testing and remediation of our internal control over financial reporting commencing in July 2008.
However, despite these efforts and the noted turnover in management and personnel as noted above, it is clear that our controls have not operated effectively thereby resulting in the material weakness finding as at December 31, 2008.
Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Agria Corporation:
We have audited Agria Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agria Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness relating to controls designed to ensure that significant transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 consolidated financial statements and this report does not affect our report dated December 28, 2009, which expressed an unqualified opinion on those financial statements.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Agria Corporation has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
/s/ Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
December 28, 2009
Changes in Internal Control over Financial Reporting
Except as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have engaged in, and are continuing to engage in, substantial efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Terry McCarthy, chairman of our audit committee, is an audit committee financial expert and an independent director.

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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, an independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2007	2008
	$	$
Audit fees(1)	587,000	911,520
Audit-related fees	—	—
Tax fees	—	—

	587,000	911,520

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The table below is a summary of the ADSs repurchased by us as of September 30, 2009. All the ADSs were purchased in the open market.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price Paid	Part of Publicly	may Yet be Purchased
Period	ADSs Purchased	Per ADS(1)	Announced Plan(2)	Under the Plan(1)
August 15, 2008	33,949	$5.0644	$171,931.32	$9,828,068.68
August 18, 2008	32,289	$5.0348	$162,568.66	$9,665,500.02
August 25, 2008	36,393	$4.7657	$173,438.12	$9,492,061.90
September 2, 2008	22,450	$4.4485	$99,868.83	$9,392,193.07
September 8, 2008	25,000	$4.2728	$106,820.00	$9,285,373.07
September 9, 2008	19	$4.2800	$81.32	$9,285,291.75
September 30, 2008	26,261	$3.2976	$86,598.27	$9,198,693.48
October 1, 2008	500	$3.3960	$1,698.00	$9,196,995.48
October 2, 2008	23,139	$3.3367	$77,207.90	$9,119,787.58
October 30, 2008	17,744	$1.9904	$35,317.66	$9,084,469.92
December 12, 2008	27,256	$1.5475	$42,178.66	$9,042,291.26
December 17, 2008	24,669	$1.6066	$39,633.22	$9,002,658.04
December 18, 2008	2,400	$1.5900	$3,816.00	$8,998,842.04
December 19, 2008	10,535	$1.6111	$16,972.94	$8,981,869.10
December 22, 2008	12,396	$1.5155	$18,786.14	$8,963,082.96
December 23, 2008	5,000	$1.4104	$7,052.00	$8,956,030.96
February 20, 2009	10,000	$0.9982	$9,982.00	$8,946,048.96
February 23, 2009	15,381	$0.9651	$14,844.20	$8,931,204.76
February 24, 2009	15,381	$0.9998	$15,377.92	$8,915,826.84
February 25, 2009	15,381	$0.9709	$14,933.41	$8,900,893.43
February 26, 2009	15,381	$0.9624	$14,802.67	$8,886,090.76
February 27, 2009	15,381	$0.9423	$14,493.52	$8,871,597.24
March 2, 2009	21,893	$0.8815	$19,298.68	$8,852,298.56
March 3, 2009	21,893	$0.8793	$19,250.51	$8,833,048.05
March 4, 2009	21,293	$0.8927	$19,008.26	$8,814,039.79
March 5, 2009	21,893	$0.8550	$18,718.52	$8,795,321.27
March 6, 2009	21,893	$0.8237	$18,033.26	$8,777,288.01
March 9, 2009	24,552	$0.8276	$20,319.24	$8,756,968.77
March 10, 2009	24,552	$0.8324	$20,437.08	$8,736,531.69
March 11, 2009	24,552	$0.8262	$20,284.86	$8,716,246.83
March 12, 2009	24,552	$0.8137	$19,977.96	$8,696,268.87
March 13, 2009	24,552	$0.8252	$20,260.31	$8,676,008.56
April 20, 2009	1,470	$1.7482	$2,569.85	$8,673,438.71

Total	620,000	$2.1396	$1,326,561.29	$8,673,438.71

(1)	Each of our ADSs represents two ordinary shares.

(2)	On August 12, 2008, we announced that our board of directors had approved a share repurchase program to repurchase from the open market up to $10 million worth of our outstanding ADSs from time to time within the next 24 months. The timing and amount of any repurchase will be determined by our management, based on market conditions, ADS price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. We have canceled the ADSs repurchased and their underlying ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3
Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1
English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of June 8, 2007, between Aero-Biotech Science & Technology Co., Ltd. and Primalights III Agriculture Development Co. Ltd. (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.2
English Translation of Exclusive Consultancy Service Agreement, dated as of June 8, 2007, between Aero-Biotech Science & Technology Co., Ltd. and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.3
English Translation of Proprietary Technology License Agreement, dated as of June 8, 2007, between Aero-Biotech Science & Technology Co., Ltd. and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.4
English Translation of Powers of Attorney, dated as of June 8, 2007, from each of Juan Li, Zhixin Xue and Mingshe Zhang (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.5
English Translation of Equity Pledge Agreement, dated as of June 8, 2007, among Aero-Biotech Science & Technology Co., Ltd., Primalights III Agriculture Development Co., Ltd., Juan Li, Zhaohua Qian, Zhixin Xue, and Mingshe Zhang (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.6
English Translation of Exclusive Call Option Agreement, dated as of June 8, 2007, among Aero-Biotech Science & Technology Co., Ltd., Primalights III Agriculture Development Co., Ltd., Juan Li, Zhaohua Qian, Zhixin Xue, and Mingshe Zhang (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.7
English Translation of Agreement on Equity Interest of Primalights III Agriculture Development Co., Ltd., dated as of June 8, 2007, among China Victory International Holdings Limited, Primalights III Agriculture Development Co., Ltd., Taiyuan Relord Enterprise Development Group Co., Ltd., Shanxi Chuanglong Technology Investment Co., Ltd., Mingshe Zhang, Lv Yan, Jinbin Liu, Zhaohua Qian, Zhixin Xue and Juan Li (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

Exhibit Number		Description of Document
4.8
English Translation of Letter of Undertaking, dated as of July 13, 2007, from Juan Li, Zhaohua Qian, Zhixin Xue and Mingshe Zhang (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.9
English Translation of Spouse Statement, dated as of July 13, 2007, from Guanglin Lai, Wei Xue, Liqun Sun and Jiangping Meng (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.10
Share Purchase Agreement, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd., the Registrant, China Victory International Holdings Limited, Aero-Biotech Science & Technology Co., Ltd. and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.11
Shareholders Agreement, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd., Brothers Capital Limited and the Registrant (incorporated by reference to Exhibit 4.14 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.12
Registration Rights Agreement, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd. and the Registrant (incorporated by reference to Exhibit 4.15 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.13
Undertaking Letter, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd., Brothers Capital Limited and the Registrant (incorporated by reference to Exhibit 4.16 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.14
Deed of Adherence, dated as of August 30, 2007, among Dubai Investment Group L.L.C., the Registrant, TPG Growth AC Ltd. and TPG Biotech II, Ltd. (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.15
Lease of Land, dated as of October 25, 2006, between Taiyuan Relord Enterprise Development Group Co., Ltd. and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.16
Deed of Agreement, dated as of May 31, 2008, among Brothers Capital Limited, Guanglin Lai, Zhaohua Qian and the Registrant (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.17
Acknowledgement and Waiver Agreement, dated as of May 27, 2008, among Brothers Capital Limited, Zhixin Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.18
Employment Agreement, dated as of May 31, 2008, between Primalights III Agriculture Development Co., Ltd. and Zhixin Xue (incorporated by reference to Exhibit 99.4 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.19
Deed of Agreement, dated as of May 31, 2008, among Zhixin Xue, Mingshe Zhang, Yan Lv and the Registrant (incorporated by reference to Exhibit 99.5 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.20	*	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation

4.21	*	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation

Exhibit Number		Description of Document
8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Commerce & Finance Law Offices

15.2	*	Consent of Maples and Calder

15.3	*	Consent of DLA Piper UK LLP

15.4	*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION
By	/s/ Xie Tao
	Name:	Xie Tao
	Title:	Chief Executive Officer
Date: December 29, 2009

Agria Corporation
Audited Consolidated Financial Statements
31 December 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Agria Corporation
We have audited the accompanying consolidated balance sheets of Agria Corporation and its subsidiaries (together, the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agria Corporation and its subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 28, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
December 28, 2009

AGRIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2008
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

	Note	2007	2008	2008
		(RMB)	(RMB)	(US$)

ASSETS
Current assets:
Cash and cash equivalents		1,387,153	1,176,767	172,484
Accounts receivable (net of allowance for doubtful accounts of RMB38 and RMB12,853 (US$1,884) at December 31, 2007 and 2008, respectively)	3	200,757	162,820	23,865
Inventories	4	59,937	48,488	7,107
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB1,480 and RMB1,125 (US$165) at December 31, 2007 and 2008, respectively)	5	48,626	21,560	3,160
Amounts due from related parties	17	557	3,578	524

Total current assets		1,697,030	1,413,213	207,140

Non-current assets:
Property, plant and equipment, net	6	65,680	97,928	14,354
Investment		205	205	30
Intangible assets, net	7	189,499	202,091	29,621
Non-current prepayments	5	14,127	251,105	36,805
Deferred tax assets	15	529	437	64
Other assets, net	8	104,466	112,783	16,531

Total non-current assets		374,506	664,549	97,405

Total assets		2,071,536	2,077,762	304,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	9	15,160	8,800	1,290
Tax payable		—	2,487	365
Accounts payable		9,011	3,500	513
Accrued expenses and other liabilities	10	31,471	36,733	5,384
Deferred revenue		1,122	1,536	225
Amounts due to related parties	17	212	—	—

Total current liabilities		56,976	53,056	7,777

Non-current liabilities:
Deferred tax liabilities	15	157,561	180,558	26,465
Amount due to related parties	17	8,792	8,588	1,259

Total non-current liabilities		166,353	189,146	27,724

Total liabilities		223,329	242,202	35,501

Commitments and contingencies	20
Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 126,400,000 and 125,800,000 shares issued and outstanding at December 31, 2007 and December 31, 2008, respectively)	11	—	—	—
Additional paid-in capital		1,561,933	2,368,520	347,162
Statutory reserves	14	76,953	76,953	11,279
Accumulated other comprehensive loss		(9,421)	(77,653)	(11,382)
Retained earnings (deficit)		218,742	(532,260)	(78,015)

Total shareholders’ equity		1,848,207	1,835,560	269,044

Total liabilities and shareholders’ equity		2,071,536	2,077,762	304,545

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2006, 2007 and 2008
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Note	2006		2007		2008		2008
		(RMB)		(RMB)		(RMB)		(US$)

Revenue:
Corn seeds			245,634		343,743		257,144		37,691
Sheep products			193,054		255,508		148,457		21,760
Seedlings (including related party amounts of RMB2,980, RMB14,500 and RMB4,180 (US$613) for 2006, 2007 and 2008, respectively)			51,015		71,505		62,463		9,155

Total revenue			489,703		670,756		468,064		68,606

Cost of revenue:
Corn seeds			(144,730)		(203,709)		(153,029)		(22,430)
Sheep products			(52,287)		(72,716)		(74,701)		(10,949)
Seedlings (including related party amounts of RMB1,036, RMB4,785 and RMB1,760 (US$258) for 2006, 2007 and 2008, respectively)			(10,357)		(20,459)		(33,436)		(4,901)
Write down of Inventories			—		—		(16,686)		(2,446)

Total cost of revenue			(207,374)		(296,884)		(277,852)		(40,726)

Gross profit			282,329		373,872		190,212		27,880

Operating income (expense):
Selling expenses			(14,031)		(36,443)		(18,585)		(2,724)
General and administrative expenses			(7,472)		(25,723)		(896,977)		(131,473)
Research and development expenses			(3,746)		(3,080)		(20,247)		(2,968)
Government grants			80		—		—		—

Total operating expenses			(25,169)		(65,246)		(935,809)		(137,165)

Operating profit (loss)			257,160		308,626		(745,597)		(109,285)
Interest income			280		8,700		34,531		5,061
Interest expense (including related party amounts of RMB2,511, RMB6,567 and RMB615 (US$90) for 2006, 2007 and 2008, respectively)			(4,923)		(8,260)		(1,147)		(168)
Exchange loss			—		(7,745)		(11,812)		(1,731)
Other expense			—		(680)		(2,657)		(389)
Other income			1,386		578		1,256		184

Income (loss) before income tax			253,903		301,219		(725,426)		(106,328)
Income tax	15		—		(159,001)		(25,576)		(3,749)

Net income (loss)			253,903		142,218		(751,002)		(110,077)

Earnings (loss) per share:
Basic	16	RMB	2.54	RMB	1.37	RMB	(5.95)	USD	(0.87)

Diluted	16	RMB	2.54	RMB	1.34	RMB	(5.95)	USD	(0.87)

Weighted average number of ordinary shares outstanding:
Basic	16		100,000,000		103,978,082		126,262,529		126,262,529

Diluted	16		100,000,000		106,091,889		126,262,529		126,262,529

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2007 and 2008
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income	253,903	142,218	(751,002)	(110,077)
Adjustments to reconcile net income to net cash provided by operating activities:
P3A Settlement (Note 18)	—	—	768,540	112,648
Deferred income tax	—	157,032	23,088	3,384
Share-based compensation	—	13,311	45,299	6,639
Loss/(gain) on disposal of property, plant and equipment and other assets	(185)	917	7,496	1,099
Depreciation	8,855	11,226	13,766	2,018
Amortization of intangible assets	4,535	5,350	12,636	1,852
Allowance/(reversal) for doubtful accounts	1,546	(1,949)	12,815	1,878
Write-down of inventories	—	86	16,622	2,437
Imputed interest on ultimate controlling shareholder’s loan	1,836	1,822	—	—
Imputed interest on amounts due to related parties	675	629	615	90
Changes in operating assets and liabilities:				—
Restricted cash	1,508	—	—	—
Accounts receivable	(90,786)	(40,887)	25,122	3,682
Inventories	24,651	(2,016)	(5,173)	(758)
Prepayments and other current assets	(14,471)	(24,528)	35,237	5,165
Amounts due from related parties	1,446	(398)	(3,027)	(444)
Deferred revenue	—	1,122	414	61
Tax payable	—	—	2,488	365
Accounts payable	(29,233)	(18,175)	(5,511)	(808)
Accrued expenses and other liabilities	950	14,341	5,262	771
Amounts due to related parties	(3,179)	2,514	(1,025)	(150)
Non-current prepayments	—	(3,227)	5,434	796

Net cash provided by operating activities	162,051	259,388	209,096	30,648

Cash flows from investing activities:
Acquisition of property, plant and equipment and other assets (including related party amounts of RMB38,180, RMB20,020 and nil for 2006, 2007 and 2008, respectively)	(43,699)	(67,557)	(69,215)	(10,144)
Prepayment for acquisition of property, plant and equipment and intangible assets	—	(10,900)	(256,361)	(37,576)
Acquisition of intangible assets	(16,180)	(119,068)	(25,227)	(3,698)
Proceeds from disposal of property, plant and equipment and other assets	9,470	269	13,167	1,930
Loan to related parties	(900)	900	—	—

Net cash used in investing activities	(51,309)	(196,356)	(337,636)	(49,488)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2006, 2007 and 2008
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary shares redemption rights	—	76,155	—	—
Proceeds from initial public offering, net of issuance cost	—	1,329,995	—	—
Proceeds from short-term borrowings	45,300	34,800	17,600	2,580
Repayment of short-term borrowings	(21,300)	(56,540)	(23,960)	(3,512)
Repayment of long-term borrowings	(1,000)	(1,500)	—	—
Dividends paid	(110,437)	(56,774)	—	—
Repayment of loan from related parties	(10,000)	—	—	—
Repayment of loan from shareholders	—	(29,992)	—	—
Repurchase of shares	—	—	(7,252)	(1,063)

Net cash used in financing activities.	(97,437)	1,296,144	(13,612)	(1,995)

Effect of exchange rate changes on cash and cash equivalents	—	(14,805)	(68,234)	(10,001)

Net increase in cash and cash equivalents	13,305	1,344,371	(210,386)	(30,836)
Cash and cash equivalents at the beginning of year	29,477	42,782	1,387,153	203,320

Cash and cash equivalents at the end of year	42,782	1,387,153	1,176,767	172,484

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	2,284	5,609	1,147	168
Non-cash acquisition of property, plant and equipment, intangible assets and other assets	31,168	3,338	802	118

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2006, 2007 and 2008
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

					Accumulated
	Number of		Additional		Other	Retained	Total
	Ordinary	Ordinary	Paid-in	Statutory	Comprehensive	Earnings	Shareholders’
	Shares	Shares	Capital	Reserves	Loss	(deficit)	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of December 31, 2005	100,000,000	—	6,262	38,695	—	163,877	208,834
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,836	—	—	—	1,836
Net income and comprehensive income for the year	—	—	—	—	—	253,903	253,903
Appropriation of statutory reserves	—	—	—	38,258	—	(38,258)	—
Dividends paid	—	—	—	—	—	(110,437)	(110,437)

Balance as of December 31, 2006	100,000,000	—	8,098	76,953	—	269,085	354,136
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,822	—	—	—	1,822
Comprehensive income
Net income for the year	—	—	—	—	—	142,218	142,218
Foreign currency translation adjustments	—	—	—	—	(9,421)	—	(9,421)

Total comprehensive income							132,797
Capital contribution from a shareholder (Note 13)	—	—	7,426	—	—	—	7,426
Issue of redemption rights to redeemable ordinary shares (Note13)	—	—	3,618	—	—	—	3,618
Reclassification of ordinary shares subject to redemption (Note 13)	(6,250,000)	—	(20,142)	—	—	(135,787)	(155,929)
Initial public offering of ordinary shares	24,000,000	—	1,332,084	—	—	—	1,332,084
Reclassification of redeemable ordinary shares upon expiration of redemption rights (Note 13)	6,250,000	—	152,173	—	—	—	152,173
Conversion of series A redeemable convertible preferred shares into ordinary shares (Note 12)	2,400,000	—	63,543	—	—	—	63,543
Stock-based compensation expense	—	—	13,311	—	—	—	13,311
Dividends paid	—	—	—	—	—	(56,774)	(56,774)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
For the years ended December 31, 2006, 2007 and 2008
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

					Accumulated
	Number of		Additional		Other	Retained	Total
	Ordinary	Ordinary	Paid-in	Statutory	Comprehensive	Earnings	Shareholders’
	Shares	Shares	Capital	Reserves	Loss	(deficit)	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of December 31, 2007	126,400,000	—	1,561,933	76,953	(9,421)	218,742	1,848,207
Comprehensive income
Net income for the year	—	—	—	—	—	(751,002)	(751,002)
Foreign currency translation adjustments	—	—	—	—	(68,232)		(68,232)

Total comprehensive income							(819,234)
P3A Payment (Note 18)	—	—	768,540	—	—	—	768,540
Repurchase of shares (Note 11)	(600,000)	—	(7,252)	—	—	—	(7,252)
Share based compensation	—	—	45,299	—	—	—	45,299

Balance as of December 31, 2008	125,800,000	—	2,368,520	76,953	(77,653)	(532,260)	1,835,560

Balance as of December 31, 2008, in US$		—	347,162	11,279	(11,382)	(78,015)	269,044

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
1.	Corporation Information and Basis of Presentation
Primalights III Modern Agriculture Development Co., Ltd (“P3A”), a company incorporated under the laws of the People’s Republic of China (the “PRC”) on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep products and seedlings. In October 2003, China Victory International Holdings Limited (“China Victory”), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the “Acquisition”) with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The Acquisition was structured in this manner because PRC law and regulations limits foreign ownership to less than 50% of certain types of businesses including P3A. As a result of the Acquisition, China Victory became the primary beneficiary of P3A, a variable interest entity (“VIE”) and therefore, consolidates its financial results.
In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the “WOFE”). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements (collectively, the “Contractual Agreements”) with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A’s shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. During 2008, the number of shareholders in P3A changed from 4 individuals to 5 individuals, all of whom have entered into the Contractual Agreements. Through the aforementioned agreements, WOFE demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of P3A. China Victory continues to consolidate P3A as required by Financial Accounting Standards board (“FASB”) Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, and Interpretation of ARB NO. 51 through the WOFE.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
1.	Corporation Information and Basis of Presentation (continued)
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
On April 1 2008, Agria Brother Biotech (Shenzhen) Co., Ltd. (“Agria Brother”) was established in the PRC as a wholly-owned subsidiary by China Victory with a registered capital of US$29,000,000. The principal activity of Agria Brother is to provide biotechnology related services.
In November 2008, Shenzhen Guanli Agricultural Technology Co., Ltd. (“Guanli”) was set up by Agria Brother in PRC as an investment holding company with a registered capital of RMB50,000,000. Guanli was set up with 49% interests legally held by Agria Brother and 51% interests legally held by Li Juan, a PRC citizen and the wife of the chairman of the Company’s board of directors and a significant shareholder of the Company’s ordinary shares. In November 2008, Agria Brother entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive technology development, support and service agreements with Li Juan. Collectively, these contractual agreements enable Agria Brother to: a) exercise effective control over Guanli through its ability to exercise all the rights of Li Juan, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase 51% of the equity interests in Guanli held by Ms Li Juan. The power of attorney agreements allow Agria Brother to cause Guanli to change the terms of the technology development, support and service agreements at any time. In addition, Li Juan has entered into an agreement to remit all of the dividends and other distributions received from Guanli to Agria Brother, subject to satisfaction of Li Juan’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. Through the aforementioned agreements, Agria Brother demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Guanli. In accordance with FIN 46R, Agria Brother consolidates Guanli, a VIE, as its primary beneficiary. There have been no activities undertaken by Guanli since its establishment.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
1.	Corporation Information and Basis of Presentation (continued)
The Company, its subsidiaries and its VIEs are hereinafter collectively referred to as the “Group”. The Group is primarily involved in the research and development, production and sale of upstream agricultural productions. The Company does not conduct any substantive operations of its own and conducts its primary business operations through VIEs in PRC. PRC Laws and regulations prohibit or restrict foreign ownership of research and development, production and sale of hybrid food crop businesses. To comply with these foreign ownership restrictions, the Group operates its research and development, production and sale of upstream agricultural productions in PRC through VIEs.
As of December 31, 2008, the Company’s subsidiaries consist of the following entities:

	Date of	Place of	Percentage of	Principal
Name	incorporation	incorporation	shareholdings	Activities

Aero Biotech Science & Technology Co., Ltd.	March 29, 2007	PRC	100%	Research and development

Aero-Biotech Group Limited	July 6, 2005	BVI	100%	Investment holding

China Victory International Holdings Limited	September 19, 2003	Hong Kong	100%	Investment holding

Agria Brother Biotech (Shenzhen) Co., Ltd.	April 11, 2008	PRC	100%	Service of biotechnology and investment holding
As of December 31, 2008, the Company consolidates the following VIEs which comprise substantially all of the Group’s operations:

	Date of	Place of
Name	incorporation	incorporation	Principal Activities

Primalights III Modern Agriculture Development Co., Ltd.	April 20, 2000	PRC	Research, development, production and sale of upstream agricultural products

Shenzhen Guanli Agricultural Technology Co., Ltd.	November 6, 2008	PRC	Investment holding

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
1.	Corporation Information and Basis of Presentation (continued)
The carrying amount of the total assets of P3A and Guanli as of December 31, 2008 was RMB870,044,550 (US$127,525,768)and RMB10,008,570 (US$1,466,995), respectively, and total liabilities of P3A and Guanli as of December 31, 2008 was RMB147,813,690 (US$21,665,620) and RMB16,650 (US$2,440) respectively. There was no pledge or collateralization of VIEs assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. The amount of the net assets of P3A and Guanli as of December 31, 2008 was RMB722,230,860 (US$105,860,148) and RMB9,991,920 (US$1,464,555), respectively. In addition, the Group has not provided any financial or other support during 2008 and 2007 to P3A and Guanli.
2.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.
Foreign Currency
The functional currency of the Company, Aero-Biotech Group Limited and China Victory International Holdings Limited is the United States dollar. The functional currency of Aero Biotech Science & Technology Co., Ltd., Agria Brother Biotech (Shenzhen) Co., Ltd., and VIEs is RMB as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation.” The reporting currency of the Company is also RMB. The Company pays dividends in U.S. dollars. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.
On consolidation, the financial statements of the Company and its subsidiaries that use the United States dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)
Convenience Translation
Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, inventory write down, impairment assessment and useful lives determination of property plant and equipment, intangible assets and other long-lived assets, recognition of deferred income taxes and consolidation of VIEs.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less which are unrestricted as to withdrawal and use. As of December 31, 2008, the Group had RMB denominated cash balance of RMB230.9 million and US dollar denominated cash balance of $138.4 million.
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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)
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
All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2006, 2007 and 2008 amounted to RMB329,756, RMB358,937 and RMB861,976 (US$126,343), respectively.
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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)
Intangible Assets
Land use rights
Prepaid land use rights are recorded at the amount paid less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement ranging from 10 to 46 years.
Acquired technology
Acquired technology which consists primarily of purchased technologies know-how related to the production of corn seeds and breeder sheep are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives from 3 to 5 years.
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
Revenue Recognition
The Group’s primary business activity is to produce and sell corn seeds, sheep products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin Topic 13 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.
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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)
For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, the contingent fee is not recognized as revenue until the growth criteria and all other revenue recognition criteria are met, which generally takes place from one month to six months of delivery of the seedlings. To extent payment is received from the customer in advanced of meeting the revenue recognition criteria, such amount is recorded as deferred revenue.
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
Advertising Expenditure
Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB2,205,465, RMB3,032,000 and RMB5,000,000 (US$732,869) for each of the years ended December 31, 2006, 2007 and 2008, respectively.
Government Grants
Government grants are recognized as other income upon receipt and when all the conditions attached to the grants have been met. Amounts received in advance of fulfilling all therequired conditions are recognized as deferred liabilities.
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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

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

Share-based Compensation

Stock awards granted to employees and non-employee are accounted for under SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, respectively.

In accordance with SFAS 123(R), all grants of share options to employees are recognized in the financial statements based on their grant date fair values. The Company elected to recognize compensation cost for share-based awards with only service conditions on a straight-line basis over the requisite service period for the entire award with the limitation that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled and is not accompanied by a concurrent grant of a replacement award or other valuable consideration, it shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be charged to expense at the cancellation date.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.

Leases

Leases are classified at inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed over the lease term. The Group has no capital leases for any of the periods stated herein.

Earnings (loss) Per Share

Earnings (loss) per share are calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earning per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable, convertible preferred shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. The dilutive effect of outstanding share options is reflected in the diluted earnings per share by application of the treasury stock method.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets or asset group, including finite-lived intangibles, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value based on discounted cash flows.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

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

Segment Reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business in three segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. The Company generates substantially all of its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring them to be treated as equity transaction. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Group is currently evaluating whether the adoption of SFAS 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”) and FSP 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope, and was effective upon initial adoption of SFAS No. 157. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The Group does not expect the adoption of FSP 157-1 to have an impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”), an amendment of FASB Statement No. 133. This new standard requires enhanced disclosure to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008, with early application encouraged. The Group does not expect the adoption of SFAS 161 to have an impact on its consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. The Group is currently evaluating whether the adoption of FSP 142-3 will have a significant effect on its consolidated financial position, results of operations or cash flows.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In May 2008, the FASB issued FSP APB No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. The effective date of FSP APB 14-1 is for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and it does not permit earlier application. However, the transition guidance requires retroactive application to all periods presented. The Group does not expect the adoption of FSP APB 14-1 to have an impact on its consolidated financial statements.

In June 2008, the EITF issued EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Group does not expect the adoption of EITF 07-5 to have an impact on its consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 is issued to clarify that unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities. FSP EITF 03-6-1 also provides guidance on how to allocate earnings to participating securities and compute the basic earnings per share using the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after 15 December 2008 and interim periods within those fiscal years. The Group is currently evaluating whether the adoption of FSP EITF 03-6-1 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of FASB Statement No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. In particular, it provides additional guidance on (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist, (b) how available observable inputs in a market that is not active should be considered when measuring fair value, and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Group does not expect the adoption of FSP FAS 157-3 to have an impact on its consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In November 2008, the FASB ratified the consensus reached in EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). EITF 08-6 is issued to address questions that have arisen regarding the application of the equity method subsequent to the issuance of SFAS 141(R) and SFAS 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The Group is currently evaluating whether the adoption of EITF 08-6 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued FASB Statement No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Group is currently evaluating the impact, if any, that the adoption of SFAS 165 will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Group is currently evaluating whether the adoption of SFAS 167 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (SFAS 168), which will be effective for interim and annual periods ending after September 15, 2009. The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative GAAP recognized by the FASB. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws continue to be sources of authoritative GAAP for SEC registrants. All existing FASB accounting standards and guidance are superseded as described in SFAS 168. Subsequently, instead of issuing new accounting standards in the form of statements, FASB staff positions, and Emerging Issues Task Force (“EITF”) abstracts, the FASB will issue Accounting Standards Updates that will update the Codification. The Group is currently evaluating whether the adoption of SFAS 168 will have a significant effect on its consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
2.	Summary of Significant Accounting Policies (continued)

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2008, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
3.	Accounts Receivable
Accounts receivable consist of the following:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	200,795	175,673	25,749
Less: Allowance for doubtful accounts	(38)	(12,853)	(1,884)

	200,757	162,820	23,865

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(1,921)	(3,467)	(38)	(6)
Provision for doubtful collection	(1,546)	—	(12,848)	(1,883)
Collections of doubtful debt previously provided for	—	3,429	33	5

Balance at the end of the year	(3,467)	(38)	(12,853)	(1,884)

4.	Inventories
Inventories consist of the following:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	5,055	6,805	997
Work in progress	4,587	4,674	685
Finished goods	50,295	37,009	5,425

	59,937	48,488	7,107

Inventory write-off amounted to RMBnil, RMBnil and RMB16,622,000 (US$2,437,000) for the years ended December 31, 2006, 2007 and 2008, respectively. Approximately RMB7.8 million (US$1.1 million) of the inventory write-off recorded in 2008 represents the loss incurred as a result of a warehouse fire which occurred in March 2008.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
5.	Prepayments and Other Current Assets
Prepayments and other current assets consist of the following:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Non-current assets
Non-current Prepayments (1)	14,127	251,105	36,805

Current assets
Prepayments	29,202	7,999	1,173
Advances to suppliers	18,031	8,124	1,191
Individual income tax withholdings receivable (Note 20)	2,323	1,045	153
Other receivable (2)	—	4,000	586
Others	550	1,517	222
Less: Allowance for doubtful accounts	(1,480)	(1,125)	(165)

	48,626	21,560	3,160

(1)	In 2008, the Group prepaid RMB244.8 million for leasing two parcels of land for a lease term from January 1, 2009 to December 31, 2038.

(2)	The Group cancelled its purchase of technologies know-how related to the production of corn seeds in 2008, the related prepayment have been received in June 2009.

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	—	—	(1,480)	(217)
Provision for doubtful accounts	—	(1,480)	—	—
Collections of doubtful debt previously provided for	—	—	355	52

Balance at the end of the year	—	(1,480)	(1,125)	(165)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
6.	Property, Plant and Equipment, Net
Property, plant and equipment consist of the following:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Buildings and improvements	53,831	80,446	11,791
Plant and machinery	6,409	7,797	1,143
Furniture and office equipment	2,497	2,950	432
Motor vehicles	5,195	7,652	1,122
Construction in progress	7,919	12,520	1,836

	75,851	111,365	16,324
Less: Accumulated depreciation	(10,171)	(13,437)	(1,970)

	65,680	97,928	14,354

Depreciation expense was RMB2,865,086, RMB3,982,080 and RMB5,124,550 (US$751,125) for each of the years ended December 31, 2006, 2007 and 2008, respectively. A loss of approximately RMB0.4 million was charged against property, plant and equipment in 2008 as a result of a warehouse fire which occurred in March 2008.

7.	Intangible Assets, Net
Intangible assets as of December 31, 2007 consist of the following:

	Gross
	Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
	(RMB’000)	(RMB’000)	(RMB’000)

Land use rights	182,458	(6,596)	175,862
Acquired technology	20,771	(7,342)	13,429
Software	228	(20)	208

Balance, end of year	203,457	(13,958)	189,499

Intangible assets as of December 31, 2008 consist of the following:

	Gross
	Carrying	Accumulated	Net Carrying	Net Carrying
	Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	192,658	(13,093)	179,565	26,319
Acquired technology	35,771	(13,429)	22,342	3,275
Software	256	(72)	184	27

Balance, end of year	228,685	(26,594)	202,091	29,621

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
7.	Intangible Assets, Net (continued)
Amortization expense for the years ended December 31, 2006, 2007 and 2008 were RMB4,535,278, RMB5,350,263 and RMB12,635,581 (US$1,852,045), respectively.
The addition of land use rights in 2008 represent residual amounts of RMB10.2 million paid for the rights to use two parcels of land acquired in 2007 in the PRC.
The Company purchased technological rights related to the production of corn seeds from a third party in 2008, amounting to RMB15 million (US$2.2 million).

The intangible assets acquired during the year have a weighted average amortization period of 4.72 years. The acquired land use rights, technologies and software during the year have weighted average amortization periods of 30 years, 3 years and 5 years, respectively.

Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

Year ending December 31	(RMB’000)	(US$’000)

2009	16,051	2,353
2010	13,831	2,027
2011	10,610	1,555
2012	7,609	1,115
2013	6,744	988
Thereafter	147,246	21,583

	202,091	29,621

8.	Other Assets, Net

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Breeder sheep	27,765	33,323	4,884
Date trees	91,012	91,012	13,340

	118,777	124,335	18,224
Less: Accumulated depreciation	(14,311)	(11,552)	(1,693)

	104,466	112,783	16,531

Depreciation expense was RMB5,989,304, RMB7,243,920 and RMB8,640,970 (US$1,266,540) for each of the years ended December 31, 2006, 2007 and 2008, respectively.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
9.	Bank Borrowings

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Short-term	15,160	8,800	1,290

As of December 31, 2008, short-term bank borrowings were from one bank repayable through December 15, 2009, and bearing a weighted average interest rate of 12.834% per annum.

As of December 31, 2007, short-term bank borrowings were from two banks repayable through July 29, 2008, and bearing a weighted average interest rate of 9.792% per annum. Short-term bank borrowing of RMB8,400,000 was guaranteed by Taiyuan Relord. Short-term bank borrowing of RMB6,760,000 was secured by the date trees owned by P3A (Note 8).

The Group did not pay any fees to obtain the guarantees in relation to short-term bank borrowings in 2006, 2007 and 2008.
10.	Accrued Expenses and Other Liabilities
The components of accrued expenses and other liabilities are as follows:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	6,758	7,423	1,087
Withholding individual income tax (Note 20)	10,907	15,709	2,302
Sales commission due to sales staff	2,645	2,291	336
Advance from customers	100	—	—
Business tax and other taxes	4,371	6,495	952
Deferred government grant (i)	1,200	1,200	176
Accrued income tax liability	1,969	—	—
Unrecognized tax benefit and related interest and penalty (note 15)	—	1,969	289
Accrued expenses	1,091	468	69
Others	2,430	1,178	173

	31,471	36,733	5,384

(i)	Deferred government grant received are conditional on the Company establishing an agricultural products market network. The network was not established as of 31 December 2008.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
11.	Ordinary Shares

Shares	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Authorised:
499,900,000,000 ordinary shares of US$0.0000001 each
Issued and outstanding:
126,400,000 and 125,800,000 ordinary shares with par value of US$0.0000001 at December 31, 2007 and December 31, 2008, respectively	—	—	—

On August 15, 2007, the Company effected a 10,000 for 1 share split whereby each ordinary share with an original par value of US$0.001 per share is exchanged for 10,000 new ordinary shares, each with a par value of US$0.0000001 per share. The authorized number of the ordinary shares increases to 499,900,000,000. All share and per share data prior to August 15, 2007 are presented to give retroactive effect to the share split.

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

On August 7, 2008, the Company’s Board of Directors approved a repurchase of up to US$10 million over the next 24 months by the Company of its of American Depository Shares (“ADSs”) (the “stock repurchase program”). The timing and amount of repurchase ADSs will be determined by the Company’s management based on market conditions, ADS price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The repurchase program may be expanded, suspended or discontinued at any time without prior notice.

From August 2008 to December 2008, the Company had repurchased 300,000 ADSs at an average price of US$3.55 per ADS, including transaction costs. Under Cayman Islands’ law, the shares so repurchased will be treated as cancelled and the amount of the Company’s issued capital shall be diminished accordingly, but the aggregate amount of authorized share capital will not be reduced. Any excess of purchase price over par value is recorded against the additional paid-in-capital account by the Company.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
12.	Series A Redeemable Convertible Preferred Shares

On June 22, 2007, the Company issued 2,400,000 Series A Redeemable convertible preferred shares to two third party investors in exchange for total consideration of US$10,000,000. Each Series A preferred share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one ordinary share. The preferred share conversion price shall be adjusted for any stock dividends, splits, consolidation, and certain issuances. If an IPO is completed, all of the Series A Redeemable convertible preferred shares outstanding will automatically convert into ordinary shares of the Company.

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

In connection with our sale of the Series A Redeemable convertible preferred shares, the Company and the purchasers entered into a registration rights agreement. Under the terms of this agreement, the purchasers may, at any time following 180 days after an initial public offering by the Company, require the Company to use reasonable best efforts to effect up to two registrations (and unlimited registrations on Form F-3) of ordinary shares held by such parties. In the event the Company uses reasonable best efforts and is unable to register the shares, the Company has no further obligations to these shareholders.

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

The Company has determined there are no embedded derivatives subject to bifurcation because the embedded conversion option and the contingent redemption option do not meet the net settlement or payment provision under paragraph 6c of FAS 133. There is also no beneficial conversion feature related to the issuance of preferred shares as the estimated fair value of the ordinary shares is less than the effective conversion price on the date of issuance.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
12.	Series A Redeemable Convertible Preferred Shares (continued)

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
For the years ended December 31, 2006, 2007 and 2008
15.	Income Taxes

Under the laws of the Cayman Islands and BVI, the Company and Aero-Biotech are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations. However, the Company is subject to income tax at the rate of 25% on its taxable income according to the NEW EIT Law (as detailed below).

Aero-Biotech Science & Technology Co., Ltd, being a foreign invested enterprise, was initially granted a ‘tax holiday’ for a full exemption from Enterprise Income Tax for the fiscal years from 2007 to 2009 by the local tax authority. On March 16, 2007 the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign invested enterprises (“FIEs”). The New EIT Law adopted a unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible for tax holidays and are grandfathered by the New EIT Law. The New EIT Law did not provide detailed implementation and administrative rules and regulations. On December 28, 2007, the Circular of the State Council on the Implementation of Transitional Preferential Policies for Enterprise Income Tax (“Implementation Rules”) was issued to provide guidance on the transitional rules for preferential taxation policies (including tax exemption periods). The Implementation Rules shortened the EIT tax exemption period applicable to Aero-Biotech Science & Technology Co., Ltd. from a three year period beginning in 2007 and ending in 2009 to a one year period expiring on December 31, 2007. As a result of the New EIT Law and its related Implementation Rules, the company’s ‘tax holiday’ exemption ceased on December 31, 2007. Aero-Biotech Science & Technology Co., Ltd, is subject to income tax at the rate of 25%, on its taxable income according to the PRC Enterprise Income Tax Law with effect from January 1, 2008. Accordingly, the implementation Rules eliminated the Company’s ability to recover its investment in P3A in a tax free manner, the Company recorded a deferred tax liabilities of RMB22,996,527 (US$3,370,689) for the year ended December 31, 2008 (2007: RMB157,561,000).

China Victory is originally subject to applicable profits tax rate of 16.5% in Hong Kong. However, China Victory is subject to income tax at the rate of 25% on its taxtable income according to the NEW EIT Law mentioned above.

Further, also under the New EIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2008, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2008, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
15.	Income Taxes (continued)

The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. Given that the undistributed profits of the Group’s operations in China are intended to be retained in China for the business development and expansion; therefore, there has been no accrual made in relation to the withholding income tax on dividends distributed outside China.

Agria Brother Biotech (Shenzhen) Co., Ltd and Shenzhen Guanli Agricultural Technology Ltd. Co. are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.
P3A is subject to PRC income tax, at the statutory rate of 25% (2007: 33%), on its taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

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

Income (loss) before income taxes consists of:

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

PRC	253,912	315,001	90,572	13,275
Non-PRC	(9)	(13,782)	(815,998)	(119,603)

	253,903	301,219	(725,426)	(106,328)

The loss from the non-PRC operation consists primarily of the operation cost, administration expense, interest income and charges.
Income taxes consist of

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current income tax	—	1,969	2,487	366
Deferred income tax	—	157,032	23,089	3,383

	—	159,001	25,576	3,749

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
15.	Income Taxes (continued)
The reconciliation between taxes computed by applying the statutory income tax rate of 25% (2006 and 2007: 33%) applicable to the Group’s PRC operations to income tax expense is:

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income/(loss) before income tax	253,903	301,219	(725,426)	(106,328)

Income tax computed at the applicable statutory tax rate of 25% (2006 and 2007: 33%)	83,788	99,402	(181,356)	(26,582)
Expense not deductable for tax	—	—	205,365	30,101
Effect of tax exemptions	(83,788)	(101,981)	(24,539)	(3,596)
Effect of tax rate differences	—	3,788	—	—
Effect of tax law changes and recognition of outside basis differences	—	157,032	22,997	3,370
Changes in valuation allowance		760	2,787	408
Others	—	—	322	48

Income tax expense reported in the consolidated statements of operations	—	159,001	25,576	3,749

The benefit of the tax exemption per basic and diluted earnings per share is as follows:

	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.84	1.00	0.19	0.03

Diluted	0.84	0.98	0.19	0.03

The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2007 and 2008 are as follows:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Property, plant and equipment	6	58	8
Acquired technology	274	1,255	184
Deferred expense	249	193	28
Net operating loss carry-forward	760	2,478	363

Deferred tax assets	1,289	3,984	583
Valuation allowance	(760)	(3,547)	(519)

Deferred tax assets, net	529	437	64

Investment basis in P3A	(157,561)	(180,558)	(26,465)

Deferred tax liabilities	(157,561)	(180,558)	(26,465)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
15.	Income Taxes (continued)

As of December 31, 2008, the Group had gross deferred tax assets of RMB3,547,000 (US$519,000), for which it did not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of these deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance on these deferred tax assets.

Based on existing PRC tax regulations, the tax years of the PRC entities for the years ended December 31, 2006, 2007 and 2008 remain subject to examination by the tax authorities.
The impact of the adoption of FIN 48
The Company has elected to classify interest due on any underpayment of income taxes, if and when required, in interest expense and penalties, if and when required, to other operating expenses.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits and liabilities under FIN 48, exclusive of related interest and penalties, is as follows:

	2007	2008	2008
	(RMB)	(RMB)	(US$)

Balance at beginning of fiscal year	—	—	—
Net additions based on tax positions related to the current year	—	7,751	1,136
Balance at the end of fiscal year	—	7,751	1,136

The Group’s unrecognized tax benefits under FIN 48 are presented in the consolidated balance sheet within accrued expenses and other liabilities.
If the unrecognized tax benefits under FIN 48 as of December 31, 2008 were realized in a future period, it would result in a tax benefit of RMB1,654,000 (US$242,000) and a reduction of the Group’s effective tax rate. As full valuation allowance will be provided on the other unrecognized tax benefits (RMB6,097,000), there will be no impact to the Group’s tax expense or effective tax rate.
For all years presented and in accordance with FIN 48, the Group classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. As at December 31, 2008 and 2007, the Group recognized total interest and potential penalties relating to certain uncertain tax positions amounting to RMB315,000 (US$46,000) and nil, respectively.
16.	Earnings Per Share
Basic and diluted earnings per share for each of the years presented are calculated as follows:

	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income (loss) attributable to ordinary shareholders (numerator), basic and diluted	253,903	142,218	(751,002)	(110,077)

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating income per share —basic	100,000,000	103,978,082	126,262,529	126,262,529
Effect of dilutive securities
Series A redeemable convertible preferred shares	—	900,645	—	—
Employee share options	—	1,213,162	—	—

Weighted average number of ordinary shares outstanding used in calculating income per share —diluted	100,000,000	106,091,889	126,262,529	126,262,529

Earnings/(Loss) per share
—basic	2.54	1.37	(5.95)	(0.87)

—diluted	2.54	1.34	(5.95)	(0.87)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
17.	Related Party Transactions

Name of Related Parties	Relationship with the Group

Taiyuan Relord	A company owned by a director of P3A
Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd. (“Taiyuan Baojia”)	A subsidiary of Taiyuan Relord
Xue Zhi Xin	A director of P3A
Zhang Ming She*	A director of P3A
Yan Lv	A director of P3A
Ruihua Eco-technology Co., Ltd.	A company owned by a director of the Company
Huaao Yongtong Internet Technology (Beijing) Company	A company owned by a director of the Company

*	Zhang Ming She resigned as a director of P3A on 31 July, 2008.
(1)	The Company had the following related party transactions during the years presented:

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Sales of seedlings to:
Taiyuan Relord	2,980	14,500	4,180	613

Purchase of date trees from:
Taiyuan Relord	52,800	—	—	—

Repayment of loans borrowed from:
Zhang Ming She	4,000	—	—	—
Xue Zhi Xin	4,000	—	—	—
Yan Lv	2,000	—	—	—

	10,000	—	—	—

Loan advanced to Taiyuan Baojia	900	—	—	—

Repayment of loan to Taiyuan Baojia	—	900	—	—

P3A entered into an operating lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. Annual land lease expense is approximately RMB673,000 per year. The related operating lease commitment has been included in the disclosure of operating lease commitment in note 20.
P3A provided a short-term loan in the amount of RMB900, 000 to Taiyuan Baojia in 2006 and such loan was fully repaid in 2007.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
17.	Related Party Transactions (continued)
(2)	The Company had the following related party balances at the end of the year:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Ruihua Eco-technology Co., Ltd.	316	—	—
Huaao Yongtong Internet Technology (Beijing) Company	149	—	—
Taiyuan Relord		3,517	515
Zhang Ming She(i)	39	39	6
Xue Zhi Xin(i)	53	(6)	(1)
Yan Lv(i)	—	28	4
	557	3,578	524

Average balance during the year	808	2,068	303

Amounts due to related parties:
Included in current liabilities
Taiyuan Relord	212	—	—

Average balance during the year	8,548	106	16

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

Amounts due to related parties:
Included in non-current liabilities
Taiyuan Relord(ii)	8,792	8,588	1,259

Average balance during the year	8,894	8,690	1,274

Amount due to a shareholder(iii)
Average balance during the year	14,996	—	—

(i)	The balances represent cash advances paid to directors for reimbursable company expenses.

(ii)
The non-current amount due to the purchase from Taiyuan Relord represents the remaining of consideration for the purchase of date trees repayable over the next 45 years. Imputed interest relating to the balance is calculated using the incremental borrowing rate at the transaction date of 6.84% per annum.

(iii)
Imputed interest, calculated using incremental borrowing rates ranging from 5.58% to 7.29% per annum, amounting to RMB1.84 million and RMB1.82 million for the years ended December 31, 2006 and 2007, respectively, were recorded with an offsetting credit to Additional Paid-in Capital. The amount had been fully settled in 2007.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
17.	Related Party Transactions (continued)
(3)
P3A guaranteed a short term bank loan amounting to RMB2,000,000 borrowed by Taiyuan Baojia as of December 31, 2007 (Note 20). The Group’s short term bank loans amounting to RMB8.8 million were guaranteed by Taiyuan Relord as of December 31, 2008.

18.	Share-based Awards Plan

In July 2007, the Company adopted the 2007 Share Incentive Plan (the “Plan”). The Plan provides for the granting of share options and restricted ordinary shares to employees and consultants of the Company. Options granted under the Plan may be either incentive share options or nonqualified share options. The Company reserved 15,000,000 ordinary shares for issuance under the Plan. Under the Plan, options granted generally vest 30% after the first year of service, 30% after the second year of service, 20% after the third year of service and 20% after the fourth year of service. Certain options granted vest 50% after the first year of service and 50% after the second year of service. Options may be granted for a term not exceeding 10 years from the date of grant. The option award provides for accelerated vesting if there is a change in control (as defined in the Plan).

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

On July 4, 2007, the Company granted 1,500,000 options with exercise price of US$4.80 per share to two employees. 20% of the options will vest after the first year of service, 20% will vest after two years of service, and for the remaining 60%, 10% will be vested semi-annually over the next three years. In the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. On July 19, 2007, the grant to the two employees was modified such that the options granted were reduced from 1,500,000 to 1,200,000, and the exercise price was reduced from US$4.80 per share to US$2.40 per share. In addition, the modified options vest 30% after the first year of service, 30% after the second year of service, 20% after the third year of service and 20% after the fourth year of service. In the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. The total incremental compensation cost resulting from the modifications amounting to US$452,500 (RMB3,363,025) is recognized ratably over the new requisite service period.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
18.	Share-based Awards Plan (continued)

During 2008, a significant shareholder of the Company agreed to pay cash totaling US$18 million and ordinary shares constituting 22% of the then issued and outstanding shares of the Company to certain management personnel of P3A as recognition of their contribution to the success of the Company. In addition, to provide additional incentives and retain the services of certain employees, Zhixin Xue, Guanglin Lai and Zhaohua Qian, all shareholders of the Company, agreed to contribute 1.6 million options which are exercisable into 2.2 million ordinary shares of the Company to a new management retention plan. No consideration was paid by the Company for this contribution of options made by the shareholders. The fair value of the cash payment and ordinary shares transferred to the P3A management personnel have been recorded as compensation expense of approximately US$107,826,953 (RMB744,943,189) with a corresponding increase to Additional Paid-in Capital. The return of the options back to the Company for no consideration has been accounted for as a cancellation resulting in an immediate recognition of compensation expense of US$2,743,405 (RMB18,881,760).

During 2008, 600,000 stock options held by an executive of P3A were exchanged for 600,000 ordinary shares for no additional consideration. The exchange is accounted for as a settlement wherein the difference between the fair value of the ordinary shares and the stock options, amounting to US$685,145 (RMB4,715,579) has been recognized immediately as compensation expense.

The following table summarizes the option activity for the year ended December 31, 2007 and 2008 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

				Weighted-
				Average	Aggregate
				Remaining	Intrinsic
	Number of	Weighted-average		Contractual	Value
Share Option	Shares	Exercise Price		Term	(US$’000)
Outstanding, December 31, 2006	—	US$	—
Granted	9,194,500	US$	3.14
Forfeited/Cancelled	(74,000)	US$	4.80	9.63

Outstanding, December 31, 2007	9,120,500	US$	3.13	9.63	19,239
Granted	2,434,000	US$	2.61
Forfeited/Cancelled	(2,710,000)	US$	3.07	8.70

Outstanding, December 31, 2008	8,844,500	US$	2.97	8.61	—
Vested and expected to vest at December 31, 2008	8,844,500	US$	2.97	8.61	—
Exercisable at December 31, 2008	2,396,850	US$	2.97	8.64	—
The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day at each balance sheet date and the exercise price.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
18.	Share-based Awards Plan (continued)

As of December 31, 2008, there was RMB36,996,242 (US$5,422,681) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.82 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the binomial option pricing model by the management with assistance from external consultant. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s share. The relevant historical information is limited because the Company became a public company in November 2007. The expected term was estimated based on the resulting output of the binomial option pricing model.

The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience. The option awards are not transferable and the grantee has a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor. The suboptimal exercise factor of 1.5 is based on external consultant’s research on the early exercise behavior of employees with stock options.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2006	2007	2008

Risk-free interest rate	—	4.12%-5.04%	2.67%-4.23%
Dividend yield	—	—	—
Expected volatility range	—	32.22%-33.17%	34.91%-49.94%
Weighted average expected volatility	—	32.52%	40.19%
Expected life (in years)	—	2.4 to 7.38	3.31-5.58
The table below summarizes the weighted average fair value of share options granted during the year:

	2006	2007	2008

Weighted average grant-date fair value of share options granted during the year:	—	1.67	0.87

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
18.	Share-based Awards Plan (continued)
Total compensation cost recognized for the years ended December 31, 2006, 2007 and 2008 are as follows:

	For the years ended December 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	—	152	520	75
General and administrative expenses		13,147	44,732	6,438
Research and development expenses	—	12	47	7

	—	13,311	45,299	6,520

19.	Employee Defined Contribution Plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. P3A is required to make contributions to the government mandated defined contribution plan for these benefits based on 28% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB996,923, RMB903,230 and RMB1,659,509 (US$243,241) respectively for each of the years ended December 31, 2006, 2007 and 2008, respectively.

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

Year ending December 31	(RMB’000)	(US$’000)

2009	3,550	520
2010	1,356	199
2011	770	113
2012	2,285	335
2013	624	91
Thereafter	29,534	4,329

	38,119	5,587

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
20.	Commitments and Contingencies (continued)
Total rental expense was RMB3,312,021, RMB7,683,568 and RMB9,127,444 (US$1,337,844) for the years ended December 31, 2006, 2007 and 2008, respectively.
Purchase commitments

Purchase commitments represent service agreements entered into with village collectives and corn seed companies to grow corn seeds. The terms of the agreements have periods ranging from 5 to 12 years. Future minimum purchase payments for each of the next five years and thereafter, under all non-cancelable agreements are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2009	13,841	2,029
2010	13,841	2,029
2011	13,841	2,029
2012	13,841	2,029
2013	13,841	2,029
Thereafter	58,416	8,561

	127,621	18,706

The amount purchased under the above obligations was RMB28,392,925, RMB40,243,708 and RMB13,841,000 (US$2,028,728) for the years ended December 31, 2006, 2007 and 2008, respectively.
Capital commitments
As of December 31, 2008, the Company had commitments of RMB52,469,400 (US$7,690,641) related to the property, plant and equipment to be used for the Company’s sheep product department and the decoration of the office.
Commitment for research and development services
As of December 31, 2008, the Company had commitments of RMB24,000,000 (US$3,517,772) related to the research and development services to be used for the Company’s corn seed department.
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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
20.	Commitments and Contingencies (continued)
Enterprise income tax (continued)
As of December 31, 2008, the Company recognized RMB1,654,000 (US$242,433) of liabilities for unrecognized tax benefits and, in addition, RMB315,000 (US$46,171) of related interest and penalties. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statues of limitation. However, due to the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2008, the Company classified RMB1,654,000 (US$242,433) of its liabilities for unrecognized tax benefits and RMB315,000 (US$46,171) of interest and penalties as current liabilities.
Individual income tax withholdings

Based on existing PRC tax regulations, P3A is required to withhold and remit income taxes from its employees. Failure to do so would subject the company to a penalty of 50% to 300% of the actual withholding tax amount. P3A did not remit employee income taxes for the years ended December 31, 2006, 2007 and 2008. P3A estimated that the most likely outcome will result in a 150% penalty assessment of which, 100% is borne by the employees and 50% is borne by the Company; therefore an accrual of RMB3,168,711, RMB4,802,530 and RMB4,335,678 (US$635,497) was recorded for the years ended December 31, 2006, 2007 and 2008, respectively (Note 10). The taxation authorities may assess the maximum amount which would exceed the accrued amount by RMB3,168,711, RMB4,802,530 and RMB4,335,678 (US$635,497) for the years ended December 31, 2006, 2007 and 2008, respectively. P3A obtained written agreements from its employees that they will reimburse the company for tax penalty assessed over 50% of the withholding tax amount. Accordingly, as of December 31, 2007 and 2008, a receivable amounting to RMB2,323,054 and RMB1,044,834 (US$153,145), respectively, was recorded for the net withholding taxes due from the employees (Note 5).

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
20.	Commitments and Contingencies (continued)
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

On 1 December, 2009, the U.S. District Court for the Southern District of New York dismissed the class action lawsuit against the Company and the underwriter defendants with respect to alleged misleading and omitted disclosures in the Company’s registration statement for its initial public offering in November 2007, and the Court issued a judgment in favor of the Company and the underwriter defendants. However, a final judgment has not been entered and the court has not yet ruled on the motion to dismiss by the company’s executive officers and directors so the case is still pending. As the ultimate outcome is not reasonably determinable, no amount has been recognized.

21.	Segment Reporting

The Company is engaged in the development, production and sale of corn seeds, sheep products and seedlings. In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has three operating and reportable segments which are corn seeds, sheep products and seedlings.

The revenue, cost of revenue and gross profit by segment is as follows:
Year ended December 31, 2006

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	245,634	193,054	51,015	489,703
Cost of revenue	(144,730)	(52,287)	(10,357)	(207,374)

Gross profit	100,904	140,767	40,658	282,329
Unallocated operating expenses				(25,169)
Unallocated non-operating expense				(3,257)

Income before income tax				253,903

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
21.	Segment Reporting (continued)
Year ended December 31, 2007

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	343,743	255,508	71,505	670,756
Cost of revenue	(203,709)	(72,716)	(20,459)	(296,884)

Gross profit	140,034	182,792	51,046	373,872
Unallocated operating expenses				(65,246)
Unallocated non-operating expense				(7,407)

Income before income tax				301,219

Year ended December 31, 2008

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	257,144	148,457	62,463	468,064
Cost of revenue	(153,029)	(74,765)	(33,436)	(261,230)
Write down of inventories	—	(13,856)	(2,766)	(16,622)

Gross profit	104,115	59,836	26,261	190,212
Unallocated operating expenses				(935,809)
Unallocated non-operating income				20,171

Income before income tax				(725,426)

Year ended December 31, 2008

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Revenue	37,691	21,760	9,155	68,606
Cost of revenue	(22,430)	(10,959)	(4,901)	(38,290)
Write down of inventories	—	(2,031)	(405)	(2,436)

Gross profit	15,261	8,770	3,849	27,880
Unallocated operating expenses				(137,165)
Unallocated non-operating expense				2,957

Income before income tax				(106,328)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
21.	Segment Reporting (continued)
The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.
All of the Company’s sales are made to customers located in the PRC and all of the Company’s long-lived assets are located in the PRC. The Company does not allocate such assets to individual segments.
22.	Subsequent Events
a)	Investment in Beijing Zhongnong Seed Industry Co., Ltd
In Oct 2009, the Company has entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company has also entered into an investment agreement with CNAAS and its affiliates, under which the Company will invest RMB35 million into Beijing Zhongnong Seed Industry Co., Ltd (“Zhongnong”), a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.
b)	Investment in PGG Wrightson
In October 2009, the Company signed an agreement to invest in PGG Wrightson (the “Subscription Agreement”) and to form a strategic partnership between PGG Wrightson and Agria (the “Co-operation Agreement”).
Under the terms of the Co-Operation Agreement PGG Wrightson and Agria have entered into a strategic partnership and have jointly undertaken to work to create value for both companies through the advancement of agricultural technology and the development of new markets. The scope of co-operation includes:
•	Joint development and international commercialization of seed cultivars to which the Company, PGG Wrightson and their development partners have access
•
Development of livestock demand in China and export of livestock to meet that demand, from New Zealand, Australia, South America and other markets; and the establishment of livestock trading systems in China using PGG Wrightson’s technical expertise, particularly through the establishment of an auction system.

•	Jointly examine the development of a rural services business in China, where there is currently no mature provider of rural services.
•	Examine additional funding lines for growth through third party sources for PGG Wrightson Finance

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
22.	Subsequent Events (continued)
b)	Investment in PGG Wrightson (continued)
Under the terms of the Subscription Agreement, Agria conditionally agreed to invest in PGG Wrightson through the placement of 41.1 million newly issued shares representing 13 percent of PGG Wrightson’s share capital, at NZD$0.88 per share subject to the completion of a rights issue by PGG Wrightson in which Agria participated.
As a result of its Subscription Agreement and the rights issue, Agria acquired 144,104,680 common shares at a weighted average price of NZ$0.582 per share representing a 19% equity holding in PGG Wrightson.
In November 2009, Agria entered into an agreement to subscribe for convertible redeemable notes having an aggregate principal amount of approximately NZ$32.5 million issued by PGG Wrightson.
c)	Stock repurchase program
From February 2009 to April 2009, the Company has repurchased total of 320,000 ADSs at an average price of US$0.88 per ADS, including transaction costs.
d)	Share options
In October, 2009, the Company granted 2,340,000 options with exercise price of US$0.92 per share to four employees. 34% of the options will be vested after December 2009, 33% will be vested after December 2010, and for the remaining 33% will be vested after December 2011. In the event of termination of employment or service for any reason, the grantee’s right to vest in the option under the Plan will terminate immediately after the written notice of termination.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
23.	Condensed Financial Information of the Company
Under PRC laws and regulations, P3A is restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital, statutory reserve and net assets of its PRC subsidiary and VIE, as determined pursuant to PRC generally accepted accounting principles, totaling RMB996,089,274 (US$146,000,626) as of December 31, 2008.
Statements of operations

	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—	—	—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
General and administrative expenses	—	(619)	(19,744)	(2,894)

Total operating expenses	—	(619)	(19,744)	(2,894)

Operating loss	—	(619)	(19,744)	(2,894)
Interest income	—	6,900	23,735	3,479
Interest expense	—	(62)	(14)	(2)
Exchange gain	—	132	(433)	(63)
Equity in profit (loss) of subsidiaries and variable interest entities	253,903	135,867	(752,842)	(110,347)

Income (loss) before income tax	253,903	142,218	(749,298)	(109,827)
Income tax	—	—	(1,704)	(250)

Net income (loss)	253,903	142,218	(751,002)	(110,077)

Net income (loss) attributable to ordinary shareholders	253,903	142,218	(751,002)	(110,077)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
23.	Condensed Financial Information of the Company (continued)
Balance sheets

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Cash and cash equivalents	1,142,017	844,216	123,740
Prepayments and other current assets	4,018	2,595	380
Investment in subsidiaries and variable interest entities	703,005	990,453	145,175

Total assets	1,849,040	1,837,264	269,295

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Tax payables	—	1,704	250
Accrued expenses and other liabilities	833	—	—

Total liabilities	833	1,704	250

Shareholders’ equity
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 126,400,000 and 125,800,000 shares issued and outstanding at December 31, 2007 and December 31, 2008, respectively)	—	—	—
Additional paid-in capital	1,561,933	2,368,520	347,163
Accumulated other comprehensive loss	(9,421)	(77,653)	(11,382)
Retained earnings(deficit)	295,695	(455,307)	(66,736)

Total shareholders’ equity	1,848,207	1,835,560	269,045

Total liabilities and shareholders’ equity	1,849,040	1,837,264	269,295

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
23.	Condensed Financial Information of the Company (continued)
Cash flow

	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income (loss)	—	142,218	(751,002)	(110,077)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (profit) loss of subsidiaries and variable interest entity	—	(135,867)	752,842	110,347
Change in operating assets and liabilities:
Prepayments and other current assets	—	(4,018)	1,422	208
Tax payable	—	—	1,704	250
Accrued expenses and other liabilities	—	—	(833)	(122)

Net cash provided by operating activities	—	2,333	4,133	606

Cash flows from investing activities:
Investment in subsidiaries and variable interest entities	—	(243,519)	(230,918)	(33,847)

Net cash used in investing activities	—	(243,519)	(230,918)	(33,847)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary shares redemption rights	—	76,155	—
Proceeds from initial public offering, net of issuance cost	—	1,332,917	—
Repurchase of shares	—	—	(7,252)	(1,063)

Net cash provided by financing activities.	—	1,409,072	(7,252)	(1,063)

Effect of exchange rate changes on cash and cash equivalents	—	(25,869)	(63,764)	(9,346)

Net increase in cash and cash equivalents	—	1,142,017	(297,801)	(43,650)
Cash and cash equivalents at the beginning of year	—	—	1,142,017	167,390

Cash and cash equivalents at the end of year	—	1,142,017	844,216	123,740

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2007 and 2008
23.	Condensed Financial Information of the Company (continued)
(a)	Basis of presentation
In the Company-only financial statements, the Company’s investment in subsidiaries and variable interest entity is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.
The Company records its investment in its subsidiaries and variable interest entities under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of their profit or loss as “Equity in profit (loss) of subsidiaries and variable interest entities” on the statements of operations.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.