Form 20-F
period 2009-12-31
AGRIA CORP
filed 2010-06-29
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 125,160,000 ordinary shares, par value US$0.0000001 per share, as of December 31, 2009.
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

INTRODUCTION	1

PART I	2

ITEM 1. Identity of Directors, Senior Management and Advisers	2

ITEM 2. Offer Statistics and Expected Timetable	2

ITEM 3. Key Information	2

ITEM 4. Information on the Company	25

ITEM 4A. Unresolved Staff Comments	40

ITEM 5. Operating and Financial Review and Prospects	40

ITEM 6. Directors, Senior Management and Employees	58

ITEM 7. Major Shareholders and Related Party Transactions	66

ITEM 8. Financial Information	72

ITEM 9. The Offer and Listing	73

ITEM 10. Additional Information	74

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk	80

ITEM 12. Description of Securities Other than Equity Securities	81

PART II	82

ITEM 13. Defaults, Dividend Arrearages and Delinquencies	82

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	82

ITEM 15. Controls and Procedures	83

ITEM 16A. Audit Committee Financial Expert	85

ITEM 16B. Code of Ethics	85

ITEM 16C. Principal Accountant Fees and Services	85

ITEM 16D. Exemptions from the Listing Standards for Audit Committees	85

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	86

ITEM 16F. Change In Registrant’s Certifying Accountant	86

ITEM 16G. Corporate Governance	86

PART III	87

ITEM 17. Financial Statements	87

ITEM 18. Financial Statements	87

ITEM 19. Exhibits	87

Exhibit 4.22
Exhibit 4.23
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38
Exhibit 4.39
Exhibit 4.40
Exhibit 4.41
Exhibit 4.42
Exhibit 4.43
Exhibit 4.44
Exhibit 4.45
Exhibit 4.46
Exhibit 4.47
Exhibit 4.48
Exhibit 4.49
Exhibit 4.50
Exhibit 4.51
Exhibit 4.52
Exhibit 4.53
Exhibit 4.54
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, P3A and Guanli, our consolidated affiliated entities;
•	“P3A” refers to our consolidated affiliated entity, Taiyuan Primalights III Agriculture Development Co., Ltd., which is a limited liability company established in China;
•	“Guanli” refers to our consolidated affiliated entity, Shenzhen Guanli Agricultural Technology Co., Ltd., which is a limited liability company established in China;
•	“PGG Wrightson” refers to PGG Wrightson Group, in which we hold 19% equity interest;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “US$,” “dollars” and “US dollars” are to the legal currency of the United States;
•	“breeder sheep” refers to pure breed sheep that are used primarily in rapid reproduction or artificial reproduction methods to spread desired genes widely in a flock and have received official variety recognition in China or another country; and
•	“upstream” refers to the production and sale of agricultural products (e.g., seeds, sheep semen and sheep embryos) to be used by other participants in the agricultural industry to produce other agricultural products, such as corn and sheep, which in turn are used to manufacture products such as animal feed, mutton and wool.
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
You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for 2010 and any other future period to differ materially from those described in any forward-looking statements made by us:
•	our future business development, results of operations and financial condition;
•	changes in our revenues, cost and expense items;

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions, and expanding our product offerings;
•	our strategy to expand our research and development capability;
•	the growth in demand in China for high-quality corn seeds, sheep and seedlings;
•	our ability to attract customers and end users and enhance our brand recognition;
•	future changes in government regulations affecting our business;
•	trends and competition in the seed, sheep and seedling industries; and
•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.
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

The following selected consolidated financial information (except for earnings (loss) per ADS) has been derived from our consolidated financial statements. Our consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and our balance sheets data as of December 31, 2008 and 2009 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our consolidated statements of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenue
Corn seeds	245,601	245,634	343,743	257,144	107,529	15,752
Sheep products	119,468	193,054	255,508	148,457	38,426	5,630
Seedlings(1)	19,020	51,015	71,505	62,463	31,013	4,543

Total revenues	384,089	489,703	670,756	468,064	176,968	25,925

Cost of revenue
Corn seeds	(147,723)	(144,730)	(203,709)	(153,029)	(67,186)	(9,843)
Sheep products	(37,716)	(52,287)	(72,716)	(74,701)	(34,616)	(5,071)
Seedlings(2)	(5,932)	(10,357)	(20,459)	(33,436)	(17,526)	(2,568)
Write down of inventories	—	—	—	(16,686)	(22,508)	(3,297)

Total cost of revenue	(191,371)	(207,374)	(296,884)	(277,852)	(141,836)	(20,779)

Gross profit	192,718	282,329	373,872	190,212	35,132	5,146

Operating income (expenses)
Selling expenses	(11,349)	(14,031)	(36,443)	(18,585)	(5,744)	(842)
General and administrative	(4,199)	(7,472)	(25,723)	(896,977)	(133,203)	(19,515)
Research and development	(2,974)	(3,746)	(3,080)	(20,247)	(14,541)	(2,130)
Government grants	150	80	—	—	—	—
Total operating expenses	(18,372)	(25,169)	(65,246)	(935,809)	(153,488)	(22,487)

Operating profit (loss)	174,346	257,160	308,626	(745,597)	(118,356)	(17,341)
Interest income	218	280	8,700	34,531	8,778	1,286
Interest expense(3)	(5,537)	(4,923)	(8,260)	(1,147)	(1,639)	(240)
Unrealized loss on investment	—	—	—	—	(548)	(80)
Exchange loss	—	—	(7,745)	(11,812)	(16,602)	(2,432)
Other expense	(7)	—	(680)	(2,657)	(283)	(42)
Other income	60	1,386	578	1,256	4,290	630

Income (loss) before income tax	169,080	253,903	301,219	(725,426)	(124,360)	(18,219)

Income tax	—	—	(159,001)	(25,576)	(10,915)	(1,599)
Net income (loss)	169,080	253,903	142,218	(751,002)	(135,275)	(19,818)

Earnings (loss) per ordinary share
Basic	1.69	2.54	1.37	(5.95)	(1.08)	(0.16)
Diluted	1.69	2.54	1.34	(5.95)	(1.08)	(0.16)
Earnings (loss) per ADS(4)
Basic	3.38	5.08	2.74	(11.90)	(2.16)	(0.32)
Diluted	3.38	5.08	2.68	(11.90)	(2.16)	(0.32)
Weighted average number of ordinary shares outstanding:
Basic	100,000,000	100,000,000	103,978,082	126,262,529	125,271,946	125,271,946
Diluted	100,000,000	100,000,000	106,091,889	126,262,529	125,271,946	125,271,946
Dividends declared per ordinary share	0.24	1.10	0.56	—	—	—

(1)	Includes related party amounts of RMB2.2 million, RMB3.0 million, RMB14.5 million, RMB4.2 million and RMBnil ($nil) for 2005, 2006, 2007, 2008 and 2009, respectively.

(2)	Includes related party amounts of RMB0.8 million, RMB1.0 million, RMB4.8 million , RMB1.8 million and RMBnil million ($nil) for 2005, 2006, 2007, 2008 and 2009, respectively.

(3)	Includes related party amounts of RMB4.1 million, RMB2.5 million, RMB6.6 million , RMB0.6 million and RMB0.6 million ($0.1 million) for 2005, 2006, 2007, 2008 and 2009, respectively.

(4)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheets data as of December 31, 2005, 2006, 2007, 2008 and 2009:

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	29,477	42,782	1,387,153	1,176,767	737,825	108,092
Accounts receivable	67,200	156,440	200,757	162,820	109,265	16,007
Total assets	351,866	490,476	2,071,536	2,077,762	2,006,153	293,902
Total current liabilities	141,532	127,344	56,976	53,056	94,129	13,788
Ordinary shares	—	—	—	—	—	—
Additional paid-in capital	6,262	8,098	1,561,933	2,368,520	2,381,377	348,874
Total shareholders’ equity	208,834	354,136	1,848,207	1,835,560	1,712,486	250,882
Exchange Rate Information
Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders are expressed in US dollars using the then current exchange rates. This annual report contains translations of RMB amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of RMB into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this annual report were made at a rate of RMB6.8259 to $1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 25, 2010, the noon buying rate was RMB6.7911 to $1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 25)	6.7911	6.8227	6.8323	6.7911

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Business
Extreme weather conditions and other natural or man-made disasters could damage our production, which would cause a material reduction in revenues.
Our seeds, sheep products and seedlings are produced primarily on leased land and through a network of multiple village collectives and production companies in Shanxi and other provinces in China. Our production bases are invariably subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of corn seeds, sheep products and seedlings that we produce could be materially adversely affected by extreme weather conditions or natural disasters, harming our sales and profitability. For example, in November 2009, unexpected snow storms across northern China caused severe damage and disruptions to wide sections of the agricultural industry in Shanxi, where our operations concentrate. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. For instance, in March 2008, a fire broke out in one of our corn seeds warehouse, which led to a substantial loss of RMB8.2 million primarily from damage to our corn seed inventory and property, plant and equipment. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Shanxi, Gansu and Xinjiang provinces, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop in these provinces, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such risks and we are not aware of the availability of any such insurance in China.
An outbreak of disease in livestock and/or food scares in China would materially and adversely affect our business.
Any major outbreak of disease in livestock in China, such as foot and mouth disease, is likely to result in significant disruptions to our business operations. A major epidemic at our farms, the onset of disease and the preventive culling of our livestock could result in considerable losses to our flocks, which would materially and adversely affect our business and our profitability. Adverse publicity and concerns resulting from an outbreak of disease in livestock may discourage consumers from purchasing mutton or related products. Such a reduction in demand would adversely impact our financial performance, regardless of whether our livestock has been directly affected by any disease.
We primarily rely on arrangements with village collectives to produce our field corn seed products and on contracts with production companies to produce our edible corn seed products. If we were unable to continue these arrangements or enter into new arrangements with other village collectives or other production companies, our total land acreage devoted to corn seed production would decrease and our growth would be inhibited.
In 2009 we had access to approximately 28,600 acres of farmland in seven provinces, mainly through contractual arrangements with village collectives. During 2009, we used approximately 14,500 acres for field corn seed production. Because we are legally prohibited from owning farmland, we typically lease the land owned by a village collective and enter into a seed production agreement with the collective. These leases generally have the remaining terms of 10 years, while the contracts to produce corn seeds are typically for one-year terms, covering one growing season. These leases provide that the collective must maintain the land, including providing electricity and irrigation. If the collective fails to maintain the land as required, we believe we can terminate the lease without penalty. We outsource the production of our edible corn seeds to production companies in Gansu and Xinjiang provinces. In the event that prices for other crops increase, these village collectives and production companies may decide to farm other crops in breach of our leases and seed production agreements with them or, following the expiration of our leases, lease the land to our competitors or other parties. If the land policy changes so that we are unable to continue to lease land, if a significant number of village collectives refuse to lease land to us upon the expiration of their current leases or if a significant number of production companies are unable to fulfill their contractual obligations to us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of seeds and our revenues. Such disruptions could also damage our relationships with our distributors and customers if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more to lease land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.

If our rights to lease land from village collectives were subject to a dispute, or if their legality or validity were challenged, our operations could be disrupted.
PRC law provides for the registration of land ownership and land-use rights and for the issuance of certificates evidencing land ownership or the right to use land. See “Item 4. Information on the Company—B. Business Overview—Regulation—Land Use Rights.” However, the administrative system for the registration of land ownership and land-use rights is not well-developed in rural areas where we produce most of our corn seed. As a result, we are generally not able to verify the ownership or land-use rights of the parties from whom we have leased land through the land registry system. Despite our efforts to obtain representations from the village collectives that they own the land, possess land-use rights or have the right to sub-contract the land-use right on behalf of the holder of such rights, there is a risk that they have not legally and validly granted the right to use the land to us.
In addition, under PRC law, if a village collective plans to enter into a lease with a party that does not belong to the collective, the contract must first be approved by at least two-thirds of the members of the village assembly or representatives of the villagers. The lease must then be submitted to the township government for approval before it becomes effective. There is a risk that the village collectives with which we have entered into leases, and which have generally advised us that the required village assembly meetings were convened and the leases were approved by the township government, have in fact not undertaken all required actions prior to entering into leases with us.
In 2007 and 2008, P3A entered into two contractual leases, both of which commenced on January 1, 2009, with village collectives with respect to two parcels of land of 5,931 acres in aggregate for a term of 30 years. However, PRC contract law provides that the term of these contractual leases cannot exceed 20 years. As a result, unless the parties are able to renegotiate or otherwise agree to extend the remainder term of the lease, these contractual leases may be subject to termination after the initial 20-year term.
As of December 31, 2009, we had prepaid all of the rent due under certain leases granting access to approximately 13,500 acres of land. The leases have remaining terms of between approximately 10 and 28 years. If we lose our rights to this land, we may not be able to recoup the prepayments made.
There is a risk that the legality or validity of our leases will be disputed or challenged. If our leases are disputed or challenged, we may have to suspend our operations on such leased land. We could also lose our rights to use such land which would in turn reduce the amount of corn seeds we are able to sell and materially and adversely affect our business, financial condition and results of operations.
We are subject to a consolidated class action lawsuit alleging that we failed to disclose certain information in our initial public offering registration statement. After winning a motion to dismiss, we entered into a memorandum of understanding to settle all claims asserted in the class action lawsuit. If we are unable to reach a final class action settlement agreement approved by the Court, our financial condition, results of operations and liquidity, as well as our reputation may be materially and adversely affected.
On February 3, 2009, a consolidated class action lawsuit in the United States District Court for the Southern District of New York was filed, alleging violations of various sections of the U.S. Securities Act of 1933, or the Securities Act, against us, our executive officers, our directors and other defendants. The lawsuit alleges that our initial public offering registration statement and prospectus failed to disclose certain alleged discussions between two Agria executives relating to requests for additional compensation and a threatened resignation.
On December 1, 2009, the U.S. District Court for the Southern District of New York dismissed the consolidated class action against the Company and the underwriters defendants, and the Court issued a judgment in favor of the Company and the underwriter defendants.
On June 4, 2010, we entered into a memorandum of understanding with the lead plaintiff reflecting an agreement in principle and agreed to pay $3.75 million to settle all claims asserted in the class action lawsuit. The settlement amount is within the limit of our applicable insurance policies, and we do not expect the settlement to have any impact on Agria’s financial statements. However, if the settlement is not finalized for any reason, including failing to obtain a final approval from the court or failing to fulfill all the terms of the settlement (among other things), we may incur substantial monetary damages exceeding the amount of possible coverage under our directors and officers insurance policies, which could materially adversely affect our financial condition, results of operations, liquidity and our reputation. It may also divert the attention of our management from the normal business operations of our company.

The highly fragmented agriculture industry in China makes it difficult to evaluate our future prospects and results of operations.
You should consider our future prospects in light of the risks and uncertainties facing companies in the highly fragmented agricultural industry in China. Some of these risks and uncertainties relate to our ability to:
•	maintain our competitive position in China and compete in each of our business segments with Chinese and international companies, many of which have longer operating histories and greater financial resources than we do;
•	offer commercially successful corn seeds, sheep products, seedling and other products to attract and retain direct customers and ultimate users;
•	retain access to the farmland we currently use and obtain access to additional farmland for expansion;
•	continue our existing arrangements with village collectives that grow our corn seed products and enter into new arrangements with additional village collectives;
•	maintain effective control of our costs and expenses; and
•	retain and motivate our management and skilled technical staff and recruit and integrate additional qualified personnel into our operations.
If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.
The ongoing strategic review may result in a refocusing and repositioning of the company’s business and operation, including potential acquisitions and divestitures. Future acquisitions or divestitures could materially change our business and materially and adversely affect our results of operations and financial condition.
In September 2009, we announced a strategic review of our business and operations. The purpose of this review is to reduce inherent risk in the business and to increase the value of shareholders’ equity. We provided an update on the ongoing strategic review in March 2010. This strategic review is now largely complete. For details of our key strategic priorities going forward, see “Item 4. Information on the Company—B. Business Overview—Senior Management Changes and Strategic Review.” While we will only take actions that are considered to be in the best interests of our shareholders, the strategic review may result in a refocusing and repositioning of our business and operations, including potential acquisitions and divestitures.
Our key strategic priorities require our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships both in China and internationally. In January, 2010, we completed our strategic investment in PGG Wrightson, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In October 2009, we also entered into a strategic cooperation framework agreement with China National Academy of Agricultural Sciences, or CNAAS, providing for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million ($5.1 million) into Beijing Zhongnong Seed Industry Co., Ltd., or Zhongnong, a company wholly owned by CNAAS and its affiliates. In October 2009, we acquired Beijing Nong Ke Yu Seeds International Co., Ltd., or Nong Ke Yu, a company engaged in research, production and marketing of edible corn seeds, and in January 2010, we acquired Tianjin Beiao Seed Technology Development Co., Ltd., or BeOK, a company engaged in research, production and marketing of vegetable seeds. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed varieties.

Presented with appropriate opportunities, we may acquire businesses or assets that we believe complement our existing business. Any such acquisitions are invariably subject to associated execution risk including issues relating to the integration of new operations and personnel, geographical coordination, retention of key management personnel, systems integration and the reconciliation of corporate cultures. The acquisition and integration could cause the diversion of management’s attention or resources from our existing business or cause a temporary interruption of, or loss of momentum in, our business. We could also lose key personnel from the acquired companies. There may be unforeseen or hidden liabilities or we may not be able to generate sufficient revenue to offset new costs of acquisitions, investments and strategic partnerships. The execution of international expansion of our operations exposes us to a number of additional risks including difficulties in staffing and managing overseas operations, fluctuations in foreign currency exchange rates, increased costs associated with maintaining the ability to understand local trends, difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas locations in which we operate, failure to develop appropriate risk management and internal control structures tailored to overseas operations, inability to obtain, maintain or enforce intellectual property rights, unanticipated changes in economic conditions and regulatory requirements in overseas environment. These risks associated with strategic repositioning, future acquisitions, investments and strategic partnerships could have a material and adverse effect on our business, results of operations, financial condition or liquidity.
P3A has historically been our principal operating entity with three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance has declined since 2007. For details of P3A’s financial and operating performance, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” We have reached an agreement in principle to divest P3A to Mr. Frank Xue, the president and a director of P3A. Through the proposed transaction, we would acquire Agria shares currently held by Mr. Xue constituting 11.5% of the issued and outstanding ordinary shares of Agria in exchange for the transfer of all of our interest in P3A to Mr. Xue. Immediately following the proposed transaction, Mr. Xue would hold approximately 6% of Agria shares. The leases with rent prepaid in full over nine parcels of land totaling approximately 13,500 acres currently held by P3A would be retained by our group. After this transaction is completed, we would cancel the shares acquired from Mr. Xue. Our audit committee, comprising entirely independent directors, is currently assessing whether the proposed transaction would be in the best interest of our shareholders. The audit committee has engaged external advisors, including a financial advisory firm, a valuation firm and legal counsel to assist them in assessing this transaction. Our board of directors will not approve the proposed transaction without the prior favorable recommendation of the audit committee. Our audit committee may be unable to conclude that the proposed transaction is in the best interest of our shareholders, in which case we may not consummate the transaction to sell our interest in P3A to Mr. Xue or any other potential investor.
Any acquisitions and divestitures may materially affect our operations and business mix. We may also incur costs, suffer losses or incur liabilities in connection with these acquisitions or divestitures. Any acquisitions and divestitures could also result in reduction in our ADS price as result of any of the foregoing or because of market reaction to a transaction and diversion of management’s attention from other concerns. Any such acquisition or divestiture could materially and adversely affect our business, results of operation and financial condition.
Any plans to increase our production capacity and expand into new markets may not be successful, which could adversely affect our operating results.
As a result of our recently announced strategic review, we may decide to increase production of certain or all existing products and produce new corn seed, sheep and seedling products. For example, in October 2009, we acquired Nong Ke Yu, a company engaged in research, production and marketing of edible corn seeds based in Beijing, and in January 2010, we acquired BeOK, a company engaged in research, production and marketing of vegetable seeds based in Tianjin. Such expansion would place substantial demands on our managerial, operational, technological and other resources. Our failure to manage our product offerings, operations and distribution channels effectively and efficiently could materially adversely affect our operating results.
As part of our development, we may expand the geographic areas in which we sell or produce our products. Expansion into new markets may present operating and marketing challenges that differ from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, our revenues could decline, our expenses could rise and our results of operations could be materially adversely affected.
Our senior management team has worked together for a short time, which may make it difficult for you to evaluate their effectiveness and ability to address future challenges to our business.
Due to our recent restructuring and additions to our corporate management team, certain of our senior management have worked together at our company for only a short time. For example, we appointed Xie Tao to be our chief executive officer and Christopher Boddington to be our chief financial officer in September 2009 and John Layburn to be our chief strategy and compliance officer in October 2009. As a result, it may be difficult for you to evaluate the effectiveness of our senior management, on an individual or collective basis, and their ability to address future challenges to our business. In addition, we may not be able to successfully execute our plan to recruit qualified candidates with substantial experience in the global agricultural industry to join our senior management team. Even if we are able to recruit qualified senior management personnel, such new senior management personnel may not be able to work with our existing management to effectively execute our growth strategy and address future challenges to our business.

Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.
Our future success depends significantly upon the continued services of our management, including the management of our operating entities. We rely on our management’s experience in product development, business operations and sales and marketing, as well as on their relationships with distributors and relevant government authorities. If one or more of our key management personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. The loss of the services of our key management personnel, in the absence of suitable replacements, could materially adversely affect our operations and financial condition, and we may incur additional expenses to recruit and train personnel. Each member of our management team has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If disputes arise between our management and us in light of the uncertainties within the PRC legal system, there is a risk that some of the provisions of these agreements may not be enforced or enforceable in China, where our managers reside and hold most of their assets.
In recent years, there has been significant turnover of our directors and senior management including those at P3A. Effective April 1, 2008, Mr. Zhixin Xue resigned from his former positions as our chief operating officer and director. Mr. Xue is currently the president and authorized legal representative of our primary operating entity, P3A. In addition, Mr. Mingshe Zhang, the former general manager of P3A and a key member of management of the corn seed division of P3A, resigned from P3A in July 2008. Following the departure of Mr. Zhang, P3A lacked the operational management needed to navigate business issues as they arose. If Mr. Xue and/or additional management personnel of P3A resign from P3A in the future, the loss of their services in the absence of suitable replacements would result in a further decline in operational expertise within the current business and would materially adversely affect P3A’s operations and our business, financial condition and results of operations. In such an event, we would also need to incur significant additional expenses to recruit and train new personnel.
We rely on contractual arrangements with P3A and Guanli for our China operations, which may not be as effective in providing control over our operating entity as direct ownership.
Because PRC regulations currently restrict foreign ownership of corn seed companies directly in China, we have no equity ownership interest in P3A and Guanli and must rely on contractual arrangements to control and operate them. The contractual arrangements with P3A and Guanli may not be as effective in providing control over the entities as direct ownership. On occasion, disagreements have arisen between management of Agria and management of P3A. For example, in several instances, P3A management did not fully cooperate in responding to our requests in a timely manner, including our requests for information to allow the timely completion of the investigations conducted at the direction of our audit committee as well as our requests for provision of financial information. In addition, there were differences of opinion between us and management of P3A over the level of expenditure that could be incurred by P3A without prior approval of the board of Agria. In the future, P3A may fail to take actions required for our business despite its contractual obligation to do so. P3A is able to transact business with parties not affiliated with us. If P3A fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of P3A would always act in our best interest.
Our growth prospects may be materially and adversely affected if we are unable to develop or acquire new products.
The majority of our products are upstream products ultimately used by farmers in China. The profitability of our business depends on sustained and recurring orders from our direct customers, which include distributors, breed improvement and reproductive stations and other intermediaries. Reorder rates are uncertain due to several factors, many of which are beyond our control. These factors include changing customer preferences, competitive price pressures, failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors and general economic conditions. If we are unable to develop or acquire additional products that meet the demands of farmers in China, or if our competitors develop products that are favored by farmers in China, our growth prospects may be materially and adversely affected and our revenues and profitability may decline.

One or more of our distributors could engage in activities that are harmful to our brand and to our business.
Outside of Shanxi province, our seed products are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in their provinces. If those distributors do not obtain the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for their provinces, which could further adversely impact our sales. In addition, distributors may sell our products under another brand licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sells inferior seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded seeds more difficult.
Our operating results may fluctuate due to a number of factors, some of which are beyond our control, and you may not be able to rely on our historical operating results as an indication of our future performance.
Our operating results may fluctuate due to a number of factors, some of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may differ significantly from our historical rates. Our operating results in future quarters may fall below expectations. Business disruption in key sales periods may significantly impact our full year results. Any unexpected seasonal or other fluctuations could adversely affect our business and results of operations. Future acquisitions or divestitures may also materially change our business mix and adversely affect our results of operations and financial condition.
Our future profitability depends on our ability to secure sufficient orders from customers. An adverse change in market conditions may materially adversely affect our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. Our results of operations may be materially and adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or other reasons. As such, we may not be able to maintain a similar level of profitability and you may not be able to rely on our historical operating results as an indication of our future performance.
A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our revenues and results of operations.
Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.
Weak economic conditions could have a negative impact on agricultural production and the rural economy in China, with global agricultural commodity demand and prices slumping. Lower commodity prices reduce farmers’ income and weaken their confidence in the development of agricultural business. In turn, this may limit their ability or lessen their willingness to use more expensive agricultural products, including the ones we produce. There are still great uncertainties regarding economic conditions and the demand for agricultural commodities. Continued turbulence in the international markets and economies and prolonged declines in agricultural commodity demand and prices in China may adversely affect our business, revenues and results of operations.
We have limited insurance coverage on our assets in China and any uninsured loss or damage to our property, business disruption or litigation may result in our incurring substantial costs.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. Other than automobile insurance on certain vehicles and property and casualty insurance for some of our assets, we do not have insurance coverage on our assets or inventories, nor do we have any business interruption, product liability or litigation insurance for our operations in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured loss or damage to property, business disruption or litigation may result in our incurring substantial costs and the diversion of our resources, which may materially adversely affect our results of operations, financial condition and/or liquidity.

The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.
The agricultural market in China is highly fragmented, largely regional and highly competitive, and we expect competition to increase and intensify within the sector. We face significant competition in our corn seed and sheep lines of business. Many of our competitors have greater financial, research and development and other resources than we have. Competition may also develop from consolidation within the corn seed industry in China or the privatization of corn seed producers that are currently operated by local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, local government agricultural administrative offices were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, more privately-owned seed companies may emerge in the future. Our competitors may be better positioned to take advantage of industry consolidation and acquisition opportunities than we are. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of state-owned seed companies. Such privatization would likely result in increased numbers of market participants with more efficient and commercially viable business models. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 50%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than we do and may become our major competitors in China. As competition intensifies, our margins may be compressed by more competitive pricing and we may lose our market share and experience a reduction in our revenues and profit.
If we are unable to estimate farmers’ future needs accurately and to match our production levels to meet the demand of our direct customers, our business, financial condition and results of operations may be materially and adversely affected.
Due to the nature of the seed industry, we normally produce seeds according to our production plan before we sell them to distributors, which are our direct customers. Chinese farmers, the end users of our seeds, generally make purchasing decisions for our products based on market prices, economic and weather conditions as well as other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers, we may produce seeds that are not in demand. Unsold inventory could eventually be sold as field corn to end users at much lower prices than those of field corn seeds. Aged inventory could result in asset impairment, which would cause us to suffer a loss and incur an increase in our operating expenses. Conversely, if we underestimate demand, we may not be able to satisfy our distributors’ demand for corn seeds, and as a result damage our customer relations and end-user loyalty. Failure to estimate farmers’ future needs and to match our production to our direct customers’ demands may materially and adversely affect our business, financial condition and results of operations.
If we are not able to recover all of the advances paid to village collectives or if a substantial number of our customers fail to pay for our products, our liquidity and financial condition may be materially and adversely affected.
We provide cash advances to the village collectives that grow field corn seeds for us so they can purchase fertilizer and other production materials. At the end of the growing season, after we take delivery of corn seeds, we credit the advances against the purchase prices payable to the village collectives. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, we may not be able to recover all of the advances paid to the village collectives and our financial condition may be materially and adversely affected.
Our sales contracts provide for upfront payments that may be less than 100% of the purchase price, depending upon the payment history and creditworthiness of each customer. Typically, the balance is due within 240 days of delivery. As a result, some of our customers have 240 days of credit to pay after we deliver our corn seeds. In some instances, longer periods of credit have been and may continue to be granted to certain customers. These customers may not have ready access to additional sources of credit and therefore may have limited ability to withstand economic downturns. Lack of credit could prevent them from fulfilling their purchasing commitments with us, which in turn may cause liquidity issues for us and materially and adversely affect our financial condition.

The resources we devote to research and development may not result in commercially viable or competitive products.
Our success depends in part on our ability to develop new products. Research and development in the seed, sheep and seedling industries is generally expensive and prolonged. For example, seed development takes at least five years, as measured from the selection of the variety of seed for product development to the launch of a new seed product on the market. Due to the uncertainties and complexities associated with seed and biotechnological research, seed products may not survive the development process, may not ultimately be commercially viable or may not pass government testing in the relevant provinces. A new breed of sheep takes at least several generations to stabilize. We expect to apply for official variety recognition when our Primalights III hybrid sheep stabilizes and becomes eligible for application. We have not yet begun the application process for the title of official breeder sheep, and it may take several years to complete and may not be successful. In addition, we have significantly fewer financial resources than many of our international competitors. If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers or do not pass government testing, our results of operations may be materially and adversely affected.
We may be subject to intellectual property claims in the future which could result in substantial costs and divert our financial and management resources away from our business.
We are subject to the risk that the products, technology and processes that we have developed in collaboration with institutes and universities will infringe upon patents, copyrights, trademarks or other third-party intellectual property rights. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claims arise in the future, litigation or other dispute resolution proceedings may be necessary to allow us to retain our ability to offer our products. Even if we prevail in contesting such claims, this could result in substantial costs and divert our management’s resources and attention. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products and be forced to pay fines and damages, any of which could materially and adversely affect our business and results of operations.
Failure to protect our intellectual property rights may undermine our competitive position, and legal action to protect our intellectual property rights may be costly and divert our management’s resources.
We rely primarily on trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could materially adversely affect our business, financial condition or operating results. Preventing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such litigation may not be in our favor. Such litigation may be costly and may divert management’s attention as well as consume resources which could otherwise have been devoted to our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would bear all costs arising from such litigation to the extent that we are unable to recover them from other parties. The occurrence of any of the foregoing may materially adversely affect our business, results of operations and financial condition.
Historically, implementation of PRC intellectual property laws has been lacking, primarily because of ambiguities in PRC law and difficulties of enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property.
Our rights to some of the technologies used in our sheep business and developed in collaboration with Shanxi Agriculture University are limited in scope. If we are unable to continue to employ these technologies, our sheep business could suffer, which could materially and adversely affect our results of operations.
We cooperate with Shanxi Agriculture University in research and development for our sheep business. Under a number of our agreements with Shanxi Agriculture University, the university holds the right to claim authorship on the technological achievements and the right “to apply for awards” for the technologies developed. We have the exclusive right to use, further develop and commercialize these technologies developed by Shanxi Agriculture University under these agreements. If Shanxi Agriculture University were to dispute our exclusive rights to use, develop and commercialize these technologies, we may lose our ability to continue to employ such technologies in our sheep business. If this were to occur, our sheep operations could suffer and our results of operations could be adversely affected.

We face risks and costs associated with our strategic partnership and investment that could negatively impact our business, results of operations and financial condition.
In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, which provides for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million ($5.1 million) into Zhongnong, a company wholly owned by CNAAS and its affiliates. The strategic cooperation framework grants Zhongnong preferential rights to the commercialization of research undertaken by CNAAS. We may not realize the anticipated benefits of our strategic partnership and we face risks, uncertainties and disruptions associated with the integration process, such as diversion of our management’s attention from other business concerns. In addition, our operating results may suffer because of costs related to the strategic partnership and potential additional investments required to commercialize the research. Furthermore, notwithstanding Zhongnong’s preferential rights, CNAAS may partner with other companies in commercializing some of their research.
In January 2010, we completed our strategic investment in PGG Wrightson. We acquired a 19% equity interest and subscribed for convertible redeemable notes issued by PGG Wrightson in an aggregate principal amount of approximately NZ$33.9 million (approximately $24.2 million based on the exchange rate on December 31, 2009). PGG Wrightson, New Zealand’s largest rural services business, offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. Our minority interest in PGG Wrightson may not provide us effective control over PGG Wrightson. While we have board representation, we cannot cause PGG Wrightson to make decisions solely because they would be in our best interest or stop them from taking actions that may be detrimental to our interests. In addition, PGG Wrightson is a public company listed on the New Zealand Stock Exchange and is subject to a different set of rules and regulations from U.S. securities laws and the Corporate Governance Rules of the New York Stock Exchange. Therefore, even if PGG Wrightson and we intend to follow the same course of action, the different rules and regulations may hinder PGG Wrightson from doing so. Furthermore, returns from equity investments depend on the performance of PGG Wrightson’s share price, which is subject in part to factors outside our control and the control of PGG Wrightson. Additionally, the convertible redeemable notes issued by PGG Wrightson are an illiquid instrument and under the terms of the subscription agreement, the timing of conversion or redemption of the convertible redeemable notes and the form that the conversion will take are not within our control.
Any failure to successfully manage our strategic partnership and investment may have a material adverse effect on our business and results of operations.
We may not possess all of the licenses required to operate our business, or we may fail to maintain the licenses we currently hold. This could subject us to fines and other penalties, which could materially adversely affect our results of operations.
We are required to hold a variety of permits and licenses to conduct our corn seed, sheep and seedling businesses in China. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be materially and adversely affected.
If sales of our self-developed Primalights III hybrid sheep are considered by relevant government authorities to constitute sales of breeder sheep, we may be ordered to stop selling Primalights III hybrid sheep and be subject to other penalties.
We sell breeder sheep as well as our self-developed Primalights III hybrid sheep to our customers. We expect to apply for official variety recognition when our Primalights III hybrid sheep stabilizes and becomes eligible for application. According to the PRC Animal Husbandry Law, which became effective on July 1, 2006, any new variety of livestock is subject to examination and approval by the National Commission for Livestock and Poultry Genetic Resources and can be marketed and sold as a new variety only after the variety is approved and announced by the Ministry of Agriculture. Before obtaining such approval, we are not allowed to market or sell Primalights III hybrid sheep as breeder sheep, but only as ordinary hybrid sheep. According to informal inquiries with relevant PRC authorities, we do not require additional licenses if we only sell ordinary hybrid sheep. In the past, we sold our Primalights III hybrid sheep together with our breeder sheep under our form contract for breeder sheep, and farmers may use our Primalights III hybrid sheep to breed sheep. Under applicable PRC law, if any person sells any kind of livestock as a new variety before obtaining necessary approval, such person may be ordered to stop selling the livestock and pay a fine of up to three times the proceeds received from prior illegal sales, and all the proceeds received from prior illegal sales may be confiscated. If our sales of Primalights III hybrid sheep are considered by the relevant government authority to be sales of breeder sheep, we may be ordered to stop selling them, be subject to confiscation of the livestock and any illegal gains, or be subject to additional fines, all of which may materially adversely affect our business.

We may be subject to product quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us we may be required to pay significant damage awards.
In addition to the genetic traits and the quality of our products, the performance of our products depends on climate, geographic conditions, cultivation method, farmers’ degree of knowledge and other factors. At the same time, the viability of some farmland in China has deteriorated due to toxic and hazardous materials from farmers’ overuse of herbicides. Moreover, different production methods might result in inconsistent quality. These factors can result in sub-optimal production yields. Farmers generally attribute sub-optimal production yields to lower quality agricultural raw materials. In addition, inconsistent quality of products may also result in the unwillingness of consumers to purchase products or pay for products already purchased that they consider to be sub-standard. P3A’s ISO 9001/2000 International Quality Management System Certificate expired in July 2009 and was renewed in December 2009.
We may be subject to legal proceedings and claims from time to time relating to the quality of our products. The defense of these proceedings and claims could be both costly and time-consuming and significantly divert the efforts and resources of our management. An adverse determination in any such proceeding could subject us to significant liability. In addition, any such proceeding, even if ultimately determined in our favor, could damage our reputation and prevent us from maintaining or increasing sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.
Seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and profitability.
There have been periods of instability during which seed and other commodity prices and sales volumes have fluctuated significantly. Commodities can be affected by general economic conditions, weather, outbreaks of disease and factors affecting demand, such as the availability of financing, competition and trade restrictions. Our attempts to differentiate our products from those of other seed producers have not prevented some seed markets from having the characteristics of a commodity market. As a result, the price that we are able to demand for our seed depends on the amount of seed available from other producers. Therefore, prices may be volatile even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. As production levels are determined prior to the time that the volume and the market price for orders is known, we may have too much or too little product available, which may materially and adversely affect our revenues, margins and profitability.
The advent of the genetic modification of corn seeds in China could adversely affect our business, causing us to lose business opportunities, market share and revenues.
We rely upon traditional methods of creating corn seed hybrids to develop new products. There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields. Advances in technology are increasingly allowing the use of gene modification to produce seeds that are superior to those produced by traditional methods. The production and commercial sale of genetically modified corn seed have not yet obtained public acceptance and are not encouraged by government authorities in China. However, if government attitude changes to encourage genetically modified corn seeds, demand may develop for these products, and we expect that we will need to produce genetically modified products to meet customer demands.
Should the Chinese government change its attitude with respect to genetically modified corn seeds, our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified corn seeds, may not allow us to compete successfully. In particular, our competitors may have more advanced technology or may market genetically modified seed more successfully than we do.

Our growth prospects may be affected if we are unable to obtain additional capital to finance acquisitions.
We may require additional cash resources in order to make acquisitions. In general, we do not know the cost of an acquisition until we analyze the opportunity, complete due diligence and begin negotiations. If the cost of any such acquisition exceeds our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or borrow under credit facilities. The sale or issuance of additional equity securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all. We may also not be able to secure or repay debt incurred to fund acquisitions, especially if the acquisition does not result in the benefits anticipated. As a result, our operating results and financial condition may be materially and adversely affected.
Failure to properly manage our storage system may damage our products, resulting in operating losses.
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
Our consolidated affiliated entity, P3A, was the subject of various allegations of financial improprieties. Although independent counsel concluded that (i) it did not find any material inaccuracies with respect of the subject transaction as reported by P3A; and (ii) it did not find any evidence of P3A falsifying its financials among the contracts and underlying documents covering the period which they reviewed, we may be subject to future allegations. These allegations may be costly to address and even if unsubstantiated, may result in negative publicity or further disruption to our operations, which could materially adversely affect our business, results of operations, financial conditions and reputation.
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
These allegations significantly disrupted to the ongoing business operations of P3A during the investigation, and we may be subject to future allegations. Steps taken to address such allegations can be costly and may also divert the attention of our management from the normal business operations of our company. In addition, such allegations, even if unsubstantiated, may result in negative publicity or further disrupt our operations, which could materially adversely affect our business, results of operations, financial condition and reputation.
Failure to achieve and maintain effective internal controls could materially adversely affect the trading price of our ADSs.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must report the effectiveness of our company’s internal control over financial reporting. We became subject to these requirements from the fiscal year ended December 31, 2008.

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
Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2009. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was not effective as of December 31, 2009. When finalizing the financial statements for the year end December 31, 2009, our auditors identified a material misstatement from the misapplication of U.S. GAAP on the presentation of expenses, recorded by our consolidated affiliate, comprising impairment charges to damaged inventories and long-lived assets caused by extreme weather conditions, which constituted a material weakness. As a result, an audit adjustment was required to reclassify non-operating expenses to operating expenses. Management recorded the audit adjustment, which did not result in any change to net income reported by us.
There is no assurance that we will be able to remediate this material weakness in time, if at all, and maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud and investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
If we grant additional employee share options, restricted shares or other share incentives in the future, our net income could be adversely affected.
We have adopted a share incentive plan and granted share options under the plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.
We do not maintain insurance on our seed storage facilities; therefore, if a fire or other disaster damages some or all of our stored seeds, we will not receive any compensation.
We store a portion of our seed products from February to September. We do not maintain insurance on our storage facilities. A fire or other natural or man-made disaster may damage our stored products, particularly if such event occurs shortly before the peak season for the sales of seeds products, which could materially adversely affect our operating results and financial condition.
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
Most of our operations are conducted through our contractual arrangements with our affiliated entities and their shareholders in China. PRC regulations currently restrict foreign ownership of corn seed companies. For a description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Seed Law, Animal Husbandry Law and Other Relevant Regulations—Seed Law and Other Relevant Regulations.” We have entered into contractual arrangements with the affiliated entities, P3A and Guanli, and their shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over the affiliated entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders, Contractual Arrangements with Guanli and Its Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Agria Agriculture and Zhongyuan and Their Respective Shareholders.”

If we or either of our PRC subsidiaries or affiliated entities or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted), the relevant PRC regulatory authorities, including the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, or SAFE, and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:
•	revoking P3A or Guanli’s business and operating licenses;
•	confiscating relevant income and imposing fines and other penalties;
•	prohibiting or restricting P3A or Guanli’s operations in China;
•	requiring us or P3A or Guanli to restructure P3A or Guanli’s ownership structure or operations;
•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our businesses and operations in China; or
•	imposing conditions or requirements with which we or our subsidiaries or P3A or Guanli may not be able to comply.
The imposition of any of these penalties could materially adversely affect our ability to conduct our business.
The shareholders of P3A and Guanli may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter into agreements to derive economic benefits from P3A and Guanli, which may materially and adversely affect our business and financial condition.
The shareholders of P3A and Guanli, our consolidated affiliated entities in the PRC, may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control P3A and Guanli, and receive economic benefits from their operations. They may not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and to honor their contracts with us in order for us to effectively control P3A and Guanli and to receive the economic benefits of P3A and Guanli. If we cannot resolve any conflicts of interest or disputes that may arise between us and the shareholders of P3A and Guanli or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business.
Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and our affiliated entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and our affiliated entity in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make payments to us according to the contractual agreements. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and our affiliated entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

Pursuant to the new PRC enterprise income tax law that became effective on January 1, 2008, or the 2008 EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the implementing rules of the 2008 EIT Law, or the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation promulgated a circular setting out the criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are not controlled by PRC enterprises or groups of PRC enterprises like us. Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the 2008 EIT Law and the Implementing Rules effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Victory International Holdings Limited, or China Victory, our wholly owned subsidiary and the direct holder of 100% equity interest in Aero Biotech Science & Technology Co., Ltd., or Agria China, and Agria Brother Biotech (Shenzhen) Co., Ltd., or Agria Brother, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and Hong Kong Taxation Arrangement, and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).
On October 1, 2009, the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) became effective. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the tax treaty. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued Notice No. 601 to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. Under the 2008 EIT Law and the Implementing Rules, if China Victory is regarded as a resident enterprise, the dividends payable to China Victory from Agria China and Agria Brother will be exempt from the PRC income tax. If China Victory is regarded as a non-resident enterprise and the relevant tax authority determines that China Victory does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries and therefore is subject to the higher 10% withholding tax rate, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be reduced correspondingly.

In addition, because uncertainty remains regarding the interpretation and implementation of the 2008 EIT Law and the Implementing Rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the 2008 EIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.
We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results.
Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or the EIT, at statutory rates of 30% and 3%, respectively. However, the Chinese government has provided incentives to high-technology companies and agricultural companies in order to encourage the development of the high-technology and agricultural industries. These incentives include reduced tax rates, subsidies and other measures. For example, P3A, our consolidated affiliated entity, qualified as a “key technology enterprise” pursuant to the Shanxi Province 1311 Agricultural High Technology Project implemented by Shanxi province in 2002. As a result, P3A has been exempted from the EIT since 2002 based on the approval of the local tax authority in Shanxi. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a full exemption from the EIT for the fiscal years 2007 to 2009. As a result of the 2008 EIT Law and its Implementing Rules, Agria China’s EIT exemption ended on December 31, 2007, and Agria China is subject to EIT at a rate of 25% from 2008 onwards.
Under the 2008 EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign-invested enterprises, such as our subsidiary, Agria China, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign-invested enterprises or domestic companies. Furthermore, enterprises that were established and that have already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. Uncertainty remains with respect to their interpretation and implementation. If the PRC central government challenges the tax exemption enjoyed by P3A as a result of the Shanxi province 1311 Agricultural High Technology Project, our effective tax rate will likely increase to a maximum of 25% on our worldwide income, which could materially adversely affect our financial condition and results of operations.
The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC value-added tax, or VAT. Discontinuance of preferential treatments granted by the Chinese government to the seed industry could adversely affect our earnings.
In addition, subsidies may adversely affect our ability to market our products, especially in provinces other than Shanxi where we are planning to increase our sales. Farmers can buy corn seeds designated as “high-quality” at subsidized prices, but the designation of seeds as “high-quality” is at the discretion of the local government, companies owned by the local government and local private seed companies. Because of local protectionism, this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality”, while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces would be higher than the subsidized local seeds, and our sales in those provinces could suffer, which could materially and adversely affect our results of operations.
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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.
SAFE regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders and beneficial owners who are PRC residents fail to make required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
SAFE has promulgated several regulations, including Circular No. 75 issued in November 2005, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. These regulations apply to our shareholders and beneficial owners who are PRC residents.
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

Fluctuation in the value of the Renminbi may materially adversely affect your investment.
The value of the Renminbi against the US dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the US dollar over the following three years. Since reaching a high against the US dollar in July 2008 until June 2010, however, the Renminbi has traded within a narrow band against the US dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the US dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible. It is difficult to predict how fluctuating the exchange rate will be in the future.
Our revenues and costs are mostly denominated in Renminbi, while a significant portion of our financial assets are denominated in US dollars. Substantially all of our sales contracts are denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. We rely entirely on dividends and other fees paid to us by our subsidiaries and our affiliated entity in China. To the extent that we need to convert US dollars into Renminbi for our operations, appreciation of the Renminbi against the US dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into US dollars for the purpose of dividend distribution or for other business purposes, appreciation of the US dollar against the Renminbi would negatively affect the US dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.
Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may materially adversely affect your investment.
We face risks related to health epidemics and other outbreaks or acts of terrorism in China, which could result in reduced demand for our products or disrupt our operations.
Our business could be materially and adversely affected by an outbreak of H1N1 influenza A, avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Since 2009, human cases of H1N1 influenza A virus infection have been identified internationally. Any prolonged recurrence of H1N1 influenza A, avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could adversely affect our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand. An immediate and prolonged drop in consumer demand could severely disrupt our business operations and adversely affect our results of operations. Furthermore, a significant portion of our revenues are derived from government customers, which may reduce their spending on our products during a crisis, which could adversely affect our results of operations and could probably be difficult to recover once the threat has subsided.

The PRC Property Rights Law may affect the perfection of the pledge in our pledge agreement with P3A, Guanli and their shareholders.
Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A have pledged all of their equity interests in P3A to Agria China. Under the equity pledge agreement among Guanli, the shareholders of Guanli and Agria Brother, the shareholders of Guanli have pledged all of their equity interests in Guanli to Agria Brother. These equity pledge agreements were duly created by recording the pledges on the registers of shareholders of P3A and Guanli in accordance with the PRC Security Law and the PRC Contract Law. The purpose of the P3A equity pledge agreement is to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, exclusive consultancy service agreement and proprietary technology license agreement with Agria China. The purpose of the Guanli equity pledge agreement to guarantee Guanli’s performance of its obligations under the exclusive technology development, technical support and service agreement, the exclusive call option agreement and the loan agreement. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local Administration for Industry and Commerce. It remains unclear whether P3A was required to register the pledge created before October 1, 2007 under the PRC Property Rights Law. P3A and Guanli have attempted to register the pledge, but the applications for registration have not been processed due to the lack of registration procedures. P3A and Guanli will continue to make efforts to register such pledge when the local Administration for Industry and Commerce implements registration procedures. If P3A or Guanli is unable to do so, the pledge itself may be deemed ineffective under the PRC Property Rights Law. If P3A breaches its obligations under the agreements with Agria China, or if Guanli breaches its obligations under the agreements with Agria Brother, there is a risk that Agria China or Agria Brother may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.
Risks Related to the ADSs
The trading price of our ADSs has been and continues to be highly volatile.
The trading price of our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcement of securities law class action lawsuits against us and our directors and officers;
•	delays in our periodic earnings announcements;
•	announcements of technological or competitive developments;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other corn seed, sheep products or seedling companies;
•	additions to or departures of our executive officers and key personnel;
•	fluctuations in the exchange rates between the US dollar and RMB; and
•	sales or anticipated sales of additional ADSs.
In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market or substantial cancellation of our ADSs could cause the price of our ADSs to decline.
Additional sales of our ADSs in the public market or the perception that these sales could occur could cause the market price of our ADSs to decline. A substantial repurchase of our ADSs may adversely affect the liquidity of our shares. As of June 1, 2010, we had 125,160,000 ordinary shares outstanding, of which 48,830,000 ordinary shares were represented by 24,415,000 ADSs. All ADSs are freely transferable without additional registration requirements under the Securities Act. Since the 180-day lock-up period of our initial public offering has expired, the remaining ordinary shares not represented by ADSs are available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Risks associated with a substantial sale or cancellation of our ADSs could materially and adversely affect the market price of our ADSs and liquidity.
We may have been a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Based on the price of our ADSs and the value and composition of our assets, we believe that we were likely a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test generally will be determined based on the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If we were a PFIC for the taxable year ended December 31, 2009, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and you may not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice that contains, among other things, a statement as to the manner in which you may give your voting instructions, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.
Under our deposit agreement, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or under any of the other situations specified under the deposit agreement. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may dilute your holdings, and you may not receive cash dividends if it is impractical to make them available to you.
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
We are controlled by a small group of shareholders, whose interests may differ from other shareholders.
As of June 1, 2010, our principal shareholder, Mr. Guanglin Lai, beneficially owns 38.8% of our total outstanding shares. In addition, as of June 1, 2010, certain key management of P3A beneficially owned an aggregate of 22.2% of our outstanding ordinary shares, with Messrs Zhixin Xue, Mingshe Zhang and Lv Yan holding 17.5%, 2.3% and 2.3% of our outstanding ordinary shares, respectively. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.
Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
Our memorandum and articles of association include the following provisions that may have the effect of delaying or preventing a change of control of our company:
•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; number of shares of the series; dividend rights, dividend rates, conversion rights, voting rights; and rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue a series of shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.
•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.
By discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction, our memorandum and articles of association could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price.
You may have difficulty enforcing judgments obtained against us.
We are a Cayman Islands company and most of our assets are located outside of the United States. We conduct most of our operations are in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a Cayman Islands incorporated holding company that primarily conducts operations in China through our contractual arrangements with P3A and Guanli, which are our consolidated affiliated entities, and through our wholly-owned subsidiaries in China. Our investment in New Zealand comprises an equity interest in and convertible redeemable notes of PGG Wrightson. We commenced operations in January 2004 through P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Agria Group Limited, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China in Beijing, China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities.
We incorporated Agria Corporation under the laws of the Cayman Islands in May 2007. Agria Corporation became the holding company of Agria Group Limited in June 2007 when all of the shareholders of Agria Group Limited exchanged their shares in Agria Group Limited for shares of Agria Corporation on a pro rata basis. In April 2008, we formed Agria Brother in Shenzhen, China, as a wholly-owned subsidiary under the laws of the PRC to engage in research and development and other activities.
In August 2009, we entered into contractual arrangements with Guanli to hold our future investments in the agricultural industry in China. We formed Southrich Limited, a wholly-owned subsidiary of Agria Group Limited, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGG Wrightson in 2010. Agria (Singapore) Pte. Ltd., a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our equity interest in PGG Wrightson. In January 2010, Southrich Limited changed its name to Agria Asia Investments Limited.
B. Business Overview
Overview
We are a China-based agriculture company with investments in key agriculture markets of China and New Zealand. In China, we engage in research and development, production and sale of upstream agriculture products in three categories: seeds, sheep products and seedling and date products. We have investments in, and are strategic partner with, PGG Wrightson, New Zealand’s largest agricultural service company. Our total revenues decreased from RMB468.1 million in 2008 to RMB177.0 million ($25.9 million) in 2009 while our net income improved from a loss of RMB751.0 million in 2008 to a loss of RMB135.3 million ($19.8 million) in 2009.

As of December 31, 2009, we had access to approximately 28,600 acres of farmland and owned approximately 5,705 sheep and 1,576 goats in China.
We operate our seed business through two separate consolidated entities, P3A and Nong Ke Yu, which largely operate independently from each other. P3A also operate all of our sheep and seedling business. We acquired Nong Ke Yu in October 2009.
The P3A seed products primarily consist of corn seeds sold to farmers growing corn for animal feed, human consumption and industrial uses. Our products are grown in seven provinces in China through contractual arrangements with village collectives under which we provide farming, harvesting and other technical guidance and supervision to farmers. We process and package field corn seed products and sell them to local and regional distributors.
The Nong Ke Yu seed products primarily consist of corn seeds sold to farmers and food processing companies, which grow and process corns for human consumption. We outsource the production of these corn seeds to production companies located in Gansu and Xinjiang provinces and sell them through regional sales agents and directly to food processing companies which grow and process corns.
We buy and grow sheep in Shanxi province and sell them primarily to government-operated breed improvement and reproductive stations, breeding companies and other sheep reproduction stations and farms. Our seedling products primarily consist of Chinese dates and date seedlings that we sell directly to end users.
In line with other agriculture businesses, our business and results of operations are seasonal in nature.
We hold a 19.0% stake in the equity of and a convertible redeemable notes issued by PGG Wrightson, New Zealand’s largest agricultural services company, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. We have also entered into a strategic cooperation agreement with PGG Wrightson.
Senior Management Changes and Strategic Review
On September 14, 2009, we appointed Xie Tao as our chief executive officer and Christopher Boddington as our chief financial officer and announced that Xie Tao would lead the management team to conduct a comprehensive strategic review of our company. On October 23, 2009, John Layburn joined our company as the chief strategy and compliance officer.
On March 10, 2010, we announced an update to our strategic review. This strategic review is now largely complete and we have concluded the following as our key strategic priorities:
•	Growing a focused seed business in China. We believe that the PRC government and the agricultural industry participants share the same goal of improving agricultural productivity, which is evidenced by strong foreign and domestic investment flowing into the agricultural industry in China. We consider that focusing on the seed sector will best position us to achieve sustainable growth in the future.
•	Developing strong expertise in operational management. The agricultural sector in China is highly fragmented with many small companies whose growth potential is hindered by a lack of experienced operational management. Our investment in and strategic partnership with PGG Wrightson, which owns the largest seed company in the southern hemisphere gives us an access to a management team experienced in running modern international seed businesses. In June 2010, we also recruited Mr. Chuanli Zhou as the head of our seeds division. Mr. Zhou has over 20 years of experience in the seed industry in China and was previously the general manager of Shandong Denghai-PIONEER Seed Company, a joint venture between Pioneer Hi-Bred International Inc., a leading international agricultural company, and Shandong Denghai Seeds Co., Ltd.
•	Acquiring proprietary technologies. The seed industry is a technology-centered business and companies with sufficient quantity and quality of proprietary technologies have a significant competitive edge. We will continue to leverage our recent investment in and partnership with CNAAS to develop proprietary technologies. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed producers.

P3A has historically been our principal operating entity with three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance has declined since 2007. For details of P3A’s financial and operating performance, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” We have reached an agreement in principle to divest P3A to Mr. Frank Xue, the president and a director of P3A. Through the proposed transaction, we would acquire Agria shares currently held by Mr. Xue constituting 11.5% of the issued and outstanding ordinary shares of Agria in exchange for the transfer of all of our interest in P3A to Mr. Xue. Immediately following the proposed transaction, Mr. Xue would hold approximately 6% of Agria shares. The leases with rent prepaid in full over nine parcels of land totaling 13,500 acres currently held by P3A would be retained by our group. After this transaction is completed, we would cancel the shares acquired from Mr. Xue.
Our audit committee, comprising entirely independent directors, is currently assessing whether the proposed transaction would be in the best interest of our shareholders. The audit committee has engaged external advisors, including a financial advisory firm, valuation firm and legal counsel to assist them in assessing this transaction. Our board of directors will not approve the proposed transaction without the prior favorable recommendation of the audit committee.
Our Products
We specialize in three categories of agriculture products in China: seeds, sheep products and seedlings. In 2009, sales of seed, sheep products and seedling and date products accounted for 60.1%, 21.7% and 17.5%, respectively, of our total revenues.
Seeds
Our seed business consists primarily of research and development, production, marketing and distribution of seeds.
We operate our seed business through two separate consolidated entities, P3A and Nong Ke Yu, which largely operate independently from each other. We acquired Nong Ke Yu in October 2009.
The P3A seed products primarily consist of corn seeds sold to farmers growing corn for animal feed, human consumption and industrial uses. Our products are grown in seven provinces in China through contractual arrangements with village collectives under which we provide farming, harvesting and other technical guidance and supervision to farmers. We process and package field corn seed products and sell them to local and regional distributors.
In 2009, our P3A seed business sold approximately 11,256 tons of field corn seed products. In addition to producing and selling our own products, this business also distributes corn seeds produced by other seed companies in China. The P3A seed business also produces and sells generic field corn seeds whose intellectual property rights have expired in China. As of December 31, 2009, the business had access to a total of approximately 14,500 acres of farmland in the Shanxi, Inner Mongolia, Gansu, Xinjiang, Ningxia, Shaanxi and Hainan provinces for production of corn seeds.
The P3A seed operations would be sold as part of the P3A divestiture in the event the transaction is consummated.
In October 2009, Guanli, one of our consolidated entities, acquired Nong Ke Yu, a Chinese company engaged in research and development and sales and distribution of edible corn seeds. Nong Ke Yu’s primary operations comprise the Nong Ke Yu seed business.
The Nong Ke Yu seed products primarily consist of corn seeds sold to farmers and food processing companies growing food for human consumption. We outsource the production of these corn seeds to production companies located in Gansu and Xinjiang provinces and sell them through regional sales agents and directly to food processing companies who grow and process corn. The primary seed product produced by Nong Ke Yu is JKN 2000, which is the market leader in the edible corn seed sector. We purchased the rights to the technology in June 2008.
In January 2010, Guanli acquired BeOK, a company based in Tianjin focused on research and development and sale of vegetable seeds. BeOK sells 18 varieties of vegetable seeds in six categories including broccoli, celery, chilies, Chinese cabbage, cucumber and tomato.
In 2010, we also commenced the sale of imported grass seed.
We are at various stages of discussions regarding potential investments in seed companies with proprietary seed varieties.

Sheep Products
In 2009, our sheep business consisted primarily of buying, raising and selling sheep and goats. As of December 31, 2009, we owned approximately 5,705 sheep and 1,576 goats.
In 2008 and previous years, our sheep business was also involved in the production and sale of frozen semen and embryos of sheep and goats. However, in 2008, we relocated our production of frozen semen and embryos to Youyu, Shanxi province. This transfer significantly disrupted our business and led to quality control problems. As a consequence, no revenues were generated from the sales of semen or embryos reported in 2009.
Our sheep products operations are conducted by P3A and would be sold as part of the P3A divestiture in the event the transaction is consummated. The land used by our sheep product operations comprises nine parcels of land totaling approximately 13,500 acres. We have prepaid the rent for this land in full. If the transaction to divest P3A is completed, under the terms of the agreement in principle, the rights to this land would be retained by us. We are currently assessing alternative uses for it.
Seedlings and Dates
Our seedling segment is undergoing a transitional process. Historically, our seedling products comprised Chinese date seedlings and approximately ten varieties of tree seedlings, including white bark pine seedlings. In 2010, we stopped producing date seedlings and as the remaining tree seedling business lacked critical scale to justify continued management and financial resources, we also ceased the production and sale of the other ten seedling varieties. In the future, we intend to use the date trees that previously produced Chinese date seedlings to produce Chinese date fruits.
Our seedlings operations are currently conducted by P3A and would be sold as part of the P3A divestiture in the event the transaction is consummated. We currently have no plans to re-enter the seedling business.
Research and Development
We conduct research and development both through our in-house research and development team and in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies from third parties.
As of December 31, 2009, our own research and development team consisted of 20 research professionals and staff in our seeds, sheep products and seedling businesses operated by P3A, and five research professionals and staff in our seed business operated by Nong Ke Yu.
Our P3A seeds business collaborates with a number of universities and research institutions to develop advanced technologies, including new varieties of seeds.
Our Nong Ke Yu seed business leases land in Beijing and shares experimental breeding stations with the Beijing Academy of Agricultural and Forestry Sciences in Beijing and Hainan where we participate in the development and testing of new strains of corn seeds.
In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, providing for future cooperation across the spectrum of agricultural research. Established in 1957, CNAAS is the largest agricultural research organization in China. It comprises 39 research institutes across the country covering all major areas of the agricultural sector including advanced research in the development of both horticulture and livestock. CNAAS employs over 5,000 scientists and research engineers, many of whom have been awarded national academic accolades. It also encompasses the Graduate School of the Chinese Academy of Agricultural Sciences, the only agricultural research institution in China that can confer Ph.D. level degrees in agricultural sciences. Through its network of research institutes, CNAAS controls one of the largest seed banks in the world. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million ($5.1 million) in Zhongnong, a company wholly owned by CNAAS and its affiliates. The strategic cooperation framework grants Zhongnong preferential rights to the commercialization of research undertaken by CNAAS.

Investments and Strategic Partnerships
In October 2009, we entered into agreements to invest in, and form a strategic partnership with, PGG Wrightson, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. PGG Wrightson structures its operations through four divisions: (i) customer services, (ii) seed, grain and nutrition, (iii) financial services and (iv) South America. Each division consists of several business units.

Division	Business unit	Overview

Customer Services	Rural Supplies	A leading provider of rural supplies throughout New Zealand through a retail chain operating under the PGG Wrightson brand

	Fruitfed Supplies	A leading provider of agri-chemicals and technical expertise to the New Zealand horticulture sector

	Livestock	A leading livestock broker in New Zealand

	Irrigation and Pumping	A leading irrigation systems provider in New Zealand

	Wool	Joint venture investments in The New Zealand Merino Company and Wool Partners International

	Agriculture New Zealand	A leading New Zealand agricultural and horticultural training provider

Seed, Grain and Nutrition	Seeds	A leading southern hemisphere forage seed company with developing global operations

	Grain	A significant share of the grain brokerage and marketing services in New Zealand and a leading proprietary cereal seed provider

	Agri-feeds	A leading New Zealand molasses importer and wholesaler

Financial Services	PGG Wrightson Finance	A leading non-bank specialist rural lender in New Zealand

	Real Estate	A leading full service rural real estate business in New Zealand with nationwide operations

	Funds Management	Provider of fund management services to New Zealand Stock Exchange-listed NZ Farming Systems Uruguay Limited

	Insurance	Broking arrangement with AON New Zealand servicing the New Zealand rural insurance market

South America		Leading forage seed supplier in Uruguay and provider of rural services and farm management services to South American customers, with potential for growth and expansion
We formed a long-term relationship with PGG Wrightson through a strategic cooperation agreement, under which PGG Wrightson and we have undertaken to work together to create value for both companies by advancing agricultural technology and developing new markets. The scope of cooperation includes:
•	joint development and international commercialization of seed cultivars to which we and PGG Wrightson and their development partners have access;
•	examination of additional funding lines through a third party source to enhance liquidity in, and development of, PGG Wrightson Finance;
•	development of livestock demand in China and the export of livestock from New Zealand, Australia, South America and other markets to China to meet market demand;

•	the establishment of livestock trading systems in China using PGG Wrightson’s technical expertise, particularly through the establishment of an auction system; and
•	exploring the possibility of developing a rural services business in China, where there is currently no mature provider.
We have initiated the cooperation efforts, particularly in seed development and commercialization.
Between November 2009 and December 2009, through equity purchases and participation in a rights issue, we invested a total of NZ$83.9 million (approximately $60.0 million based on the exchange rate in effect on December 31, 2009), acquiring a 19% stake in PGG Wrightson.
On January 15, 2010, pursuant to a subscription agreement dated November 18, 2009, we subscribed for convertible redeemable notes issued by PGG Wrightson in an aggregate principal amount of approximately NZ$33.9 million (approximately $24.2 million based on the exchange rate in effect on December 31, 2009). Key features of the convertible redeemable notes are as follows:
Term. The convertible redeemable notes have a perpetual term.
Interest
Interest payable under the convertible redeemable notes is:
•	for the period from January 15, 2010 to December 31, 2011, 8.0% per annum on the principal amount of the notes;
•	for the period from January 1, 2012 to December 31, 2013, the two-year swap on December 31, 2011 plus a margin of 5.5%;
•	for subsequent two-year periods commencing on January 1, 2014, January 1, 2016 and so on, the two-year swap at the start of the relevant two-year period plus a margin of 6.5%.
PGG Wrightson can suspend the interest payments at its sole discretion. Suspended interest accumulates and any suspended interest is payable on any subsequent interest payment date at the sole discretion of PGG Wrightson. At any time when there is suspended interest, PGG Wrightson may not declare or pay any dividend or make a distribution on its ordinary shares. Once payment of interest on the notes is resumed, PGG Wrightson may not declare or pay any dividend or make a distribution on its ordinary shares for a period of 12 months commencing on the date on which the payment of interest is resumed, unless all suspended and unpaid interest is paid.
Conversion and Redemption
Unless otherwise agreed by PGG Wrightson and us, PGG Wrightson may elect at its sole discretion to convert or redeem the notes at any time following 18 months after January 15, 2010.
In the event that PGG Wrightson elects to convert the notes into its ordinary shares, each note will be converted into 2.1 ordinary shares of PGG Wrightson, subject to PGG Wrightson’s shareholder approval.
In the event that PGG Wrightson elects to redeem the notes, we may choose whether the notes will be redeemed in cash or exchanged into ordinary shares of PGG Wrightson Finance, a wholly owned subsidiary of PGG Wrightson, which exchange is subject to PGG Wrightson’s shareholder approval.
If the notes are redeemed in cash, PGG Wrightson will pay us 102% of the principal amount of the notes if the redemption takes place on or before December 31, 2011, or 104%, with each subsequent two-year period cash redemption amount accreting at an additional 2%, if the redemption takes place during the two-year period after December 31, 2011.
If the notes are exchanged into ordinary shares of PGG Wrightson Finance, the exchange ratio at which each note is exchanged into PGG Wrightson Finance ordinary shares will be the greater of (1) 1/(net tangible assets per PGG Wrightson Finance share on December 31, 2009), and (2) 1/(net tangible assets per PGG Wrightson Finance share at the last day of the month immediately prior to the time of exchange), provided that the exchange ratio shall be between 30% to 50%, depending upon the performance of PGG Wrightson Finance. In addition to the exchange, PGG Wrightson will also pay Agria 2% of the principal amount of the notes to be redeemed if the redemption occurs on or before December 31, 2011, or 4%, with each subsequent two-year exchange period redemption payment accreting at an additional 2%, if the redemption occurs between January 1, 2012 and on or before December 31, 2013.

In the event that shareholder approval, or any other regulatory or other approval or consent required by either PGG Wrightson or us in order to effect the exchange of PGG Wrightson Finance ordinary shares, cannot be obtained, we will have the option to have PGG Wrightson redeem the notes in cash at the abovementioned cash redemption amount, or have PGG Wrightson pay us in cash the cash equivalent value of the ordinary shares of PGG Wrightson Finance sought to be transferred to us under the exchange arrangement.
In October 2009, we also entered into a strategic co-operation framework agreement with CNAAS, which provides for future co-operation across the spectrum of agricultural research. In addition, we also entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million ($5.1 million) in Zhongnong, a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.
In October 2009, we entered into an agreement to acquire Nong Ke Yu. Under the terms of the agreement, Guanli, our consolidated affiliated entity acquired 100% of the equity of Nong Ke Yu for RMB5.0 million ($0.7 million). Previously, in June 2008, we had purchased the production and sales rights to two corn seeds owned by Nong Ke Yu, JKN2000 and JKN120.
In January 2010, we entered into an agreement to acquire 100% of the equity of BeOK for RMB1.0 million ($0.1 million). BeOK is primarily engaged in the research and development and sale of vegetable seeds and is based in Tianjin.
Sales and Marketing
We market our P3A seeds products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers. Our field corn seeds are primarily sold to distributors, who in turn sell them to farmers. As of December 31, 2009, we had approximately 70 distributors in China.
We market our Nong Ke Yu seed products through pre-sale training, demonstrations and presentations to distributors, farmers and manufacturers in the fresh corn processing business. Our edible corn seeds are primarily sold to distributors, who in turn sell them to farmers and corn-processing manufacturers, who plant the corn as raw materials for processing. As of December 31, 2009, we had approximately 47 distributors and 38 manufacturer customers in China.
We market our sheep products by arranging site visits for, and distributing manuals and information to, potential customers. In 2009, we had approximately 380 direct customers for our sheep products in China, the majority of which were intermediary customers who planned to resell the products to final customers. Our primary distribution model for our sheep products in Shanxi province is through government poverty alleviation and good-breed promotion offices, which are government-owned and funded entities that sell the products to farmers.
During 2009, we had relationships with approximately 29 seedlings customers in China. We sold our white bark pine seedlings primarily to Taiyuan Relord Enterprise Development Group Co., Ltd., or Taiyuan Relord, which is a related party. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions with P3A and Its Affiliates.”
As of December 31, 2009, our sales and marketing teams comprised over 50 employees.
Competition
The agricultural industry in China is highly fragmented, largely regional and competitive. We expect competition to increase and intensify. In particular, we face significant competition in our corn seed business segment in Shanxi province. Many of our competitors have greater financial, research and development and other resources than we have.

We compete with both domestic and multinational companies in the seed business. The market is highly fragmented and intensively competitive. We also compete with small domestic seed companies in the geographic areas in which they operate. These seed companies operate only in their respective local markets and sell seeds to local customers. However, they are often well established within their locales, have local government support and understand local farmers’ needs, giving them a competitive advantage in their locales. Our sheep and seedling businesses compete with various local sheep farms and seedling companies, respectively.
Intellectual Property
Many elements of our proprietary information, such as production processes, technologies, know-how and data are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with employees and third parties to protect our intellectual property. While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
Insurance
Other than automobile insurance on certain vehicles and property and casualty insurance for some of our assets, director and officer liability insurance and employee benefit insurance, we do not have insurance coverage on our assets or inventories, nor do we have any business interruption, product liability or litigation insurance for our operations in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage on our assets in China and any uninsured loss or damage to our property, business disruption or litigation may result in our incurring substantial costs.”
Legal Proceedings
On February 3, 2009, a consolidated class action lawsuit in the United States District Court for the Southern District of New York was filed, alleging violations of various sections of the Securities Act, against us, our executive officers, our directors and other defendants. The lawsuit alleges that our initial public offering registration statement and prospectus failed to disclose certain alleged discussions between two Agria executives relating to requests for additional compensation and a threatened resignation.
On December 1, 2009, the U.S. District Court for the Southern District of New York dismissed the consolidated class action against the Company and the underwriters defendants, and the Court issued a judgment in favor of the Company and the underwriter defendants.
On June 4, 2010, we entered into a memorandum of understanding with the lead plaintiff reflecting an agreement in principle and agreed to pay $3.75 million to settle all claims asserted in the class action lawsuit. The settlement amount is within the limit of our applicable insurance policies, and we do not expect the settlement to have any impact on Agria’s financial statements. However, if the settlement is not finalized for any reason, including failing to obtain a final approval from the court or failing to fulfill all the terms of the settlement (among other things), we may incur substantial monetary damages exceeding the amount of possible coverage under our directors and officers insurance policies, which could materially adversely affect our financial condition, results of operations, liquidity and our reputation. It may also divert the attention of our management from the normal business operations of our company.
Regulation
Agriculture Law
On July 2, 1993, the PRC promulgated the Agriculture Law which sets forth certain principles and various measures designed to ensure the steady development of the agricultural industry. For example, the production and operation of agricultural products that affect the health of people or animals, such as seeds, must meet registration and approval requirements under PRC laws and regulations. The Agriculture Law was revised on December 28, 2002, effective March 1, 2003.

Seed Law, Animal Husbandry Law and Other Relevant Regulations
Seed Law and Other Relevant Regulations
The crop seed business is a highly regulated industry in the PRC. In July 2000, the Seed Law was enacted to promote the use of seed resources; to control the selection, production and use of seeds and regulate related business operations; to protect the legal rights of producers, business operators and users of seeds; to promote seed quality; to drive the industrialization processes of seeds and to accelerate the development of the planting and forestry industries. The Seed Law became effective on December 1, 2000 and was amended on August 28, 2004.
Under the Seed Law, major crop seeds and tree varieties are subject to examination and approval as a pre-condition of their popularization. An applicant may apply directly for examination and approval at either the national or provincial level. Committees composed of professional experts have been established separately by the State Council’s agriculture and forestry administrative departments and the provincial governments for the examination and approval of crop and tree varieties. Major crop seed varieties that are verified and approved by the State Council’s committee and the National Crop Variety Examination and Approval Committee may be marketed and distributed nationwide. Varieties that receive provincial approval are only permitted to be marketed and distributed within the province that granted the approval.
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
For seed distribution, a company must obtain a distribution license in order to distribute seeds in permitted areas. Generally, a distribution license may be issued at the county level or above. A seed company must obtain a distribution license from the provincial government to distribute major crop seeds in that province and a distribution license from the national government for national distribution.
Animal Husbandry Law and Other Relevant Regulations
According to the PRC’s Animal Husbandry Law, which was promulgated on December 29, 2005 and became effective on July 1, 2006, popularization of any new variety of livestock is subject to examination and approval by the National Commission of Animal Genetic Resources. Approved varieties are announced by the Ministry of Agriculture and be eligible for popularization.
Pursuant to the Animal Husbandry Law, entities or individuals engaged in production of breeder livestock or poultry, or engaged in the commercial production of new-born livestock or poultry, must obtain a Permit for the Production and Business Operation of Breeding Livestock and Poultry, or the Husbandry Permit. Entities and individuals engaged in the production of ova, frozen sperm, embryos or other genetic materials must obtain a Husbandry Permit from the State Council’s stockbreeding and veterinary administrative departments through their respective provincial agencies. The approval level of the Husbandry Permit varies depending on the permitted scope and content.
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
Supervision of Agricultural Products Quality and Safety
On March 10, 2005, the Ministry of Agriculture issued the Administrative Measures for the Supervision and Spot Check of Agricultural Seed Quality, which became effective on May 1, 2005, and which permit the government’s administrations of agriculture at the county level or above to organize relevant seed administration and seed quality inspection institutions to sample and inspect agricultural seeds that are produced and sold. A seed production and operation company that does not meet inspection standards must recall any seeds that have been sold. Such companies may not conduct sales until they meet inspection standards. A legal representative of the seed company must circulate information on the inspection to all employees, and the company must determine why the seeds failed to meet inspection standards and implement corrective measures. Such measures include improving quality control processes, submitting rectification reports and submitting to subsequent examinations by the administration of agriculture. Our seeds have not been recalled in any inspections by the government authorities.

Under the PRC Law on Agricultural Product Quality Safety, issued on April 29, 2006 and declared effective on November 1, 2006, an entity engaged in the production of agricultural products must maintain production records and retain data relating to production for 2 years.
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
Land Use Rights
All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas of a city or town and all rural land are, unless otherwise specified by law, collectively owned. The state has the right to reclaim land in accordance with law if required for the benefit of the public. Although all land in the PRC is owned by the state or by collectives, private individuals and businesses and other organizations are permitted to hold, lease and develop land for which they are granted land use rights.
National Legislation on Land
In April 1988, the constitution of the PRC was amended by the National People’s Congress to allow for the transfer of land use rights for value, and in December 1988, the Land Administration Law of the PRC was similarly amended.
Under the Interim Regulations of the People’s Republic of China on Grant and Transfer of the Right to Use State-owned Urban Land, or Interim Regulations on Grant and Transfer, promulgated in May 1990, local governments at or above the county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights against payment of a grant premium.
Under the Interim Regulations on Grant and Transfer, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. The state may not reclaim lawfully granted land use rights prior to the expiration of the term of grant. If public interest requires repossession by the state under special circumstances during the term of grant, compensation will be paid by the state. A land grantee may lawfully transfer, mortgage or lease its land use rights to a third party for the remainder of the term of grant.
Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land use rights and payment of a premium. If the term of the grant is not renewed, the land use rights and ownership of any buildings erected on the land will revert to the state without compensation.
Transfer and Lease of State-owned Land Use Rights
After the state had granted land use rights relating to a particular area of land, unless any restriction is imposed, the party to whom such land use rights have been granted may transfer, lease or mortgage such land use rights for a term not exceeding the term which has been granted by the state. The difference between a transfer and a lease is that a transfer involves the vesting of the land use rights by the transferor in the transferee during the term for which such land use rights were vested in the transferor. A lease, on the other hand, does not involve a transfer of such rights by the lessor to the lessee. Furthermore, a lease, unlike a transfer, does not usually involve the payment of a premium. Instead, a rent is payable during the term of the lease. Land use rights cannot be transferred, leased or mortgaged if the provisions of the land grant contract, with respect to the prescribed period and conditions of investment, development and use of the land, have not been complied with. In addition, different areas of the PRC have different conditions which must be fulfilled before the respective land use rights can be transferred, leased or mortgaged.

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
Under Article 38 of the PRC Law on Administration of Urban Real Estate, or the Urban Real Estate Law, issued on July 5, 1994 and revised on August 30, 2007, real property that has not been registered and for which a title certificate has not been obtained in accordance with the law cannot be transferred. Under Article 39 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must be met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) more than 25% of the total amount of investment or development must have been made or completed; and (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose must have been confirmed.
Regulation of Collective-owned Land
According to the PRC Law on Land Administration, adopted by the National People’s Congress on June 25, 1986 and amended on August 28, 2004, land in rural and suburban areas, except for that stipulated by law as being owned by the state, is collectively owned by rural residents. Land collectively owned by rural residents is contracted to and operated by members of the respective collective economic entity for uses such as plantation, forestry, livestock husbandry or fishery production. Before any land collectively owned by rural residents is contracted to a unit or individual not from the collective economic entity, at least two-thirds of the members of the villager committee meeting or at least two-thirds of the village representatives must agree, and it must be submitted to the people’s government at the township level for approval. The land use rights of collectively owned land must not be granted, assigned or leased to any party for any non-agricultural uses.
Foreign Ownership Restrictions in the Seed Industry
The PRC restricts foreign ownership of domestic businesses engaged in the seed industry. According to the Foreign Investment Industrial Guidance Catalogue, which became effective on December 1, 2007, the selection and breeding of new breeds of crops and the development and production of seeds fall into the category of a restricted foreign investment industry. In addition, the breeding and planting of China’s rare and peculiar breeds (including quality gene cultivation, animal husbandry and aquatic products) and the production and development of genetically modified plant seeds, breeding livestock and poultry and aquatic seedlings are considered prohibited foreign investment industries. PRC law currently prohibits a foreign entity or person from owning over 50% of any seed development and production business in China and prohibits a foreign entity or person from owning any sheep business in China.
In accordance with the Regulation on the Approval and Registration of Foreign Investment Enterprises in the Agricultural Seed Industry, issued and effective on September 8, 1997, investors may establish foreign-invested crop seed companies provided that they have satisfied the following requirements: (i) the company’s PRC investors must have obtained necessary approvals for crop seed production and operation and submitted the business to any necessary examinations; (ii) the foreign investors must be equipped with relatively advanced research breeding capabilities, seed production technologies and good corporate management and possess a positive business reputation; (iii) the investors must be able to introduce or adopt outstanding domestic or foreign species or seed resources and advanced seeds technologies and facilities; (iv) the registered capital of companies engaged in the production of cereal, cotton and oil products seeds must be no less than $2 million, and the registered capital of companies engaged in the production of other crop seeds must be no less than $0.5 million; and (iv) the company’s PRC investors’ equity ownership in the foreign-invested cereal, cotton and oil products seeds enterprises must be more than 50%. Pursuant to this regulation, foreign investors are not permitted to establish foreign-invested crop seed distribution enterprises or wholly foreign-owned crop seed enterprises in China.

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
Under the PRC Patent Law, which was adopted on March 12, 1984 and revised on December 27, 2008, animal and plant varieties may not be protected under patents, but the production methods of animal and plant varieties may be patented. Producers of plant varieties may seek protection for their rights to new varieties under the Protection of New Varieties of Plants Regulation.
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
Pursuant to the 2008 EIT Law and the Implementing Rules effective on January 1, 2008, dividends payable by a foreign-invested enterprise to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006 and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 5% tax provided that such foreign investor directly owns at least 25% of the equity interests of the foreign-invested enterprise.

On October 1, 2009, the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) became effective. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the tax treaty. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued Notice No. 601 to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. Under the 2008 EIT Law and the Implementing Rules, if China Victory is regarded as a resident enterprise, the dividends payable to China Victory from Agria China and Agria Brother will be exempt from the PRC income tax. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.
Pursuant to the 2008 EIT Law which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular setting out the criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are not controlled by PRC enterprises or groups of PRC enterprises like us. Accordingly, we may be considered a resident enterprise and may therefore be subject to PRC income tax on our global income.
Moreover, under the EIT law, if we are classified as a PRC resident enterprise and such income is deemed to be sourced from within the PRC, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares.
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
New M&A Rule
On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings.
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

C. Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

We conduct our business through contractual agreements with our consolidated affiliated entities, P3A, Guanli, Shenzhen Agria Agricultural Co., Ltd., or Agria Agriculture, and Shenzhen Zhongyuan Agriculture Co., Ltd., or Zhongyuan, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with P3A, Guanli, Agria Agriculture and Zhongyuan and their respective shareholders enable us to:
•	exercise effective control over P3A, Guanli, Agria Agriculture and Zhongyuan;
•	receive substantially all of the earnings and other economic benefits from P3A, Guanli, Agria Agriculture and Zhongyuan to the extent permissible under PRC law in consideration for the services provided by Agria China and Agria Brother; and
•	have an exclusive option to purchase all or part of the equity interests in P3A, Guanli, Agria Agriculture and Zhongyuan in each case when and to the extent permitted by PRC law.
In addition, the shareholders of P3A and Guanli have executed a letter of undertaking to remit all of the dividends and other distributions received from P3A to Agria China and from Guanli to Agria Brother, respectively, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in P3A or Guanli at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and the current shareholders of P3A or Guanli. We have the legal obligation to provide funding for all losses incurred by P3A, Guanli, Agria Agriculture and Zhongyuan.
D. Property, Plants and Equipment
Our principal executive offices are located in Beijing. As of December 31, 2009, we operated farms, breeding centers, propagation centers and other facilities on approximately 28,600 acres of land, mostly through lease of land use rights as well as acquisition of land use rights.
As of December 31, 2009, we leased approximately 14,500 acres of land for our P3A seed product production, primarily from village collectives. These leases typically have approximately 10 years remaining unexpired. We have entered into long-term lease agreements with local government and village collectives for 13,500 acres of land for our sheep business with approximately 10 to 28 years remaining unexpired. We acquired and leased land use rights of approximately 400 acres of land for seedling production. These leases typically are for terms ranging from 10 to 46 years. Production of our Nong Ke Yu seed products is primarily outsourced to third parties. In addition, we lease approximately 200 acres of land for our Nong Ke Yu business, which are generally used for seed testing and production. These leases typically have terms of 19 years.
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

	For the Years Ended December 31,
	2007		2008		2009
		% of		% of			% of
	RMB	Revenues	RMB	Revenues	RMB	$	Revenues
	(In thousands, except percentages)
Revenue:
Corn seeds	343,743	51.2%	257,144	54.9%	107,529	15,752	60.8%
Sheep products	255,508	38.1	148,457	31.7	38,426	5,630	21.7
Seedlings	71,505	10.7	62,463	13.4	31,013	4,543	17.5

Total revenues	670,756	100%	468,064	100%	176,968	25,925	100%

Cost of revenue:
Corn seeds	(203,709)	(30.4)%	(153,029)	(32.7)%	(67,186)	(9,843)	(38.0)%
Sheep products	(72,716)	(10.8)	(74,701)	(16.0)	(34,616)	(5,071)	(19.6)
Seedlings	(20,459)	(3.1)	(33,436)	(7.1)	(17,526)	(2,568)	(9.9)
Write down of Inventories	—	—	(16,686)	(3.6)	(22,508)	(3,297)	(12.7)

Total cost of revenue	(296,884)	(44.3)%	(277,852)	(59.4)%	(141,836)	(20,779)	(80.2)%

Gross profit	373,872	55.7%	190,212	40.6%	35,132	5,146	19.8%

Operating income (expenses):
Selling expenses	(36,443)	(5.4)%	(18,585)	(4.0)%	(5,744)	(842)	(3.2)%
General and administrative expenses	(25,723)	(3.8)	(896,977)	(191.6)	(133,203)	(19,515)	(75.3)
Research and development expenses	(3,080)	(0.5)	(20,247)	(4.3)	(14,541)	(2,130)	(8.2)

Total operating expenses	(65,246)	(9.7)%	(935,809)	(199.9)%	(153,488)	(22,487)	(86.7)%

Operating profit (loss)	308,626	46.0%	(745,597)	(159.3)%	(118,356)	(17,341)	(66.9)%
Interest income	8,700	1.3	34,531	7.4	8,778	1,286	5.0
Interest expense	(8,260)	(1.2)	(1,147)	(0.2)	(1,639)	(240)	(0.9)
Unrealized loss on investment	—	—	—	—	(548)	(80)	(0.3)
Exchange loss	(7,745)	(1.2)	(11,812)	(2.5)	(16,602)	(2,432)	(9.4)
Other expense	(680)	(0.1)	(2,657)	(0.6)	(283)	(42)	(0.2)
Other income	578	0.1	1,256	0.3	4,290	630	2.4

Income (loss) before income tax	301,219	44.9%	(725,426)	(154.9)%	(124,360)	(18,219)	(70.3)%
Income tax	(159,001)	(23.7)%	(25,576)	(5.5)%	(10,915)	(1,599)	(6.2)%

Net income (loss)	142,218	21.2%	(751,002)	(160.4)%	(135,275)	(19,818)	(76.4)%

Revenues
Our consolidated revenue declined by 62.2% from RMB468.1 million in 2008 to RMB177.0 million ($25.9 million) in 2009, primarily due to the decrease in revenues from all of our three product lines.
Our consolidated revenue declined by 30.2% from RMB670.8 million in 2007 to RMB468.1 million in 2008, primarily due to the decreases in revenues from our corn seed segment and sheep product segment.
Seed Revenues
In the three years ended December 31, 2009, we generated revenues from sales of our own corn seed products, generic corn seed products and other corn seed products that we produced or distributed for other seed companies. Revenues from sales of these corn seed products were influenced by the total sales volume and average selling prices of our products.
The following table sets forth our seed sales volume and revenues, in absolute amounts and as percentages of our total revenues for each of the three years ended December 31, 2007, 2008 and 2009:

	For the Year Ended December 31,
	2007			2008			2009
			% of			% of				% of
		Sales	Total		Sales	Total			Sales	Total
	Revenue	Volume	Revenues	Revenue	Volume	Revenues	Revenue	$	Volume	Revenues
	(Revenue in RMB thousands and sales volume in tons)

Seed Revenues	343,743	41,973	51.2%	257,144	27,655	54.9%	107,529	15,752	11,256	60.8%

In July 2008, the former general manager of P3A and a key member of management of the corn seed division of P3A resigned from P3A. The departure of the general manager caused significant disruption to P3A and in particular to the corn seeds sector which was his primary area of expertise. This disruption continued throughout 2009 and following the departure of the general manager, P3A lacked the operational management needed to navigate a number of business issues as they arose. These issues included the following:
During 2009, our seeds division encountered particularly strong competition in the major sales area of P3A in Shanxi province, including competition from one competitor who aggressively targeted our customer base. Through adopting a competitive price policy, we attempted to rebuild our customer base towards the end of 2009 with some limited success.
During 2009, we supplied RMB24.4 million ($3.6 million) worth of seeds to approximately 20 distribution agents. Following the transaction, our market intelligence raised concerns that these agents would not pay the amount owed to us. We reclaimed the seeds and did not recognize these sales. Due to the seasonal nature of demand for corn seeds, we were unable to resell these reclaimed corn seeds immediately. They were stored and subsequently sold to other customers later in the year.
In December 2008, a former employee made various allegations against P3A. These allegations related to the number of sheep purchased by P3A in August 2008 and the price that P3A paid for these sheep, and the authenticity of certain of P3A’s sales contracts, bank statements and tax invoices. Our audit committee retained an independent international counsel, DLA Piper, to conduct investigations of these allegations. DLA Piper completed its investigation in December 2009 and in its report concluded that (i) it did not find any material inaccuracies with respect to the sheep transaction as reported by P3A; and (ii) it did not find any evidence of P3A falsifying its financials among the contracts and underlying documents covering the period which they reviewed.
These allegations caused significant disruption to the ongoing business operations of P3A during the period of the investigation which lasted through most of 2009. Additionally, the local tax authorities became aware of the investigation and restricted P3A’s ability to issue official tax invoices to customers until the investigation was complete. This in turn significantly reduced the ability of customers to purchase seeds from P3A.
During November 2009, there was heavy snow fall in Shanxi province which rendered our corn seed inventory with a book value of RMB5.4 million ($0.8 million) unsalable. This reduced the quantity of seeds available for sale. This amount is included general and administrative expenses.
China suffered a comparatively poor corn harvest in 2009 caused by lower than average rainfall in many regions. This reduced the quantity of seeds available for sale. In addition, as a result of the poor harvest and increased competition in the local market place, we provided support to three of our key customers in strategically important locations by offering a waiver of RMB6.0 million ($0.9 million). The remaining outstanding balances owed to us by these customers were reviewed by us for collectability. We did not consider there was a collection issue with these outstanding balances. This was one-off in nature and has reduced our accounts receivable by RMB6.0 million ($0.9 million) in 2009. We do not intend to provide further waivers in the future.
In September 2009, we acquired Nong Ke Yu, an edible corn seeds business engaged in research, development, distribution and sales of seeds to grow edible corn for human consumption. Due to the seasonal nature of this business, no material revenue was derived from Nong Ke Yu in 2009.
Our corn seed revenue in 2009 included a royalty income of RMB3.0 million ($0.4 million) from Nong Ke Yu relating to the purchase and subsequent rental of production and sales rights to two corn seeds JKN2000 and JKN120 for the period prior to the acquisition of Nong Ke Yu.
These factors contributed to the decrease in sales volumes of corn seeds from 27,655 tons in 2008 to 11,256 tons in 2009.
Meanwhile, the average price of corn seeds increased from RMB9.2 per kg in 2008 to RMB9.6 per kg in 2009. This was caused by a general increase in market prices for corn seeds during the year, which was partially offset by the adoption of a more competitive pricing policy to rebuild our customer base.
In March 2008, a fire broke out in one of our corn seeds warehouse which led to a loss of approximately RMB8.2 million, comprising RMB7.8 million of corn seed inventory and RMB0.4 million of property, plant and equipment. This fire contributed to reduced corn seed sales in 2008.
This together with the departure of the former general manager of P3A contributed to the decrease in sales volumes of corn seeds from 41,973 tons in 2007 to 27,655 tons in 2008. Meanwhile, the average price of corn seeds increased from RMB8.2 per kg to RMB9.2 per kg.
Our corn seed revenue in 2008 included a royalty income of RMB3.0 million relating to the purchase and subsequent rental of production and sales rights to two corn seeds JKN2000 and JKN120.

Sheep Product Revenues
During the three-year period ended December 31, 2009, we generated revenues from the production and sale of frozen sheep semen and sheep embryos and sheep sales. Our revenues from sales of our sheep products are determined by the total sales volume and average selling prices of the products we sell.
The following table sets forth our revenues derived from sales of each of these products in absolute amounts and as percentages of our revenues from sheep products and our total revenues for the three years ended December 31, 2009:

	2007			2008			2009
		% of			% of				% of
		Sheep	% of		Sheep	% of			Sheep	% of
		Product	Total		Product	Total			Product	Total
	RMB	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues
	(In thousands, except percentages)
Revenues:

Frozen semen	167,562	65.6%	25.0%	52,466	35.3%	11.2%	—	—	—	—

Embryos	10,299	4.0%	1.5%	4,132	2.8%	0.9%	—	—	—	—

Sheep sales	77,647	30.4%	11.6%	91,859	61.9%	19.6%	38,426	5,630	100.0%	21.7%

Total	255,508	100.0%	38.1%	148,457	100.0%	31.7%	38,426	5,630	100.0%	21.7%

In 2008 and previous years, in addition to our sheep sales, our sheep product business included the production and sale of frozen semen and embryos. However, in 2008, our sheep product business was relocated to Youyu, Shanxi province. This transfer caused significant disruption to the production of frozen semen and embryos and led to quality control problems caused primarily by more severe weather conditions at the new production base. As a consequence, there were no revenues generated from the sale of semen or embryos recognized in 2009. During 2009, we restarted our semen and embryos production on a trial basis. The output of these trial production was provided to prospective customers free of charge and the cost was charged to inventory write down as part of cost of sales.
Many of the sheep we sell are supplied to us by farmers who have bred the sheep using our embryo and semen products. Due to the business disruption in the embryo and semen segments in 2008 and 2009, fewer sheep of sufficient quality were available for purchase and eventual resale.
As a result, sheep sales fell by 58.2% from RMB91.9 million in 2008 to RMB38.4 million ($5.6 million) in 2009. The number of sheep sold fell from 43,260 in 2008 to 16,790 in 2009.
In 2008, we sold 7.8 million straws of frozen semen, which generated sales of RMB52.5 million. In 2008, we sold 3,797 straws of embryos, which generated sales of RMB4.1 million.
As a result of the quality issues caused by the relocation of our sheep semen and embryo production base to Youyu in 2008, we did not meet our contractual requirements and sales of 9.6 million straws of frozen semen, representing RMB64.3 million in contract value and 4,059 straws of embryos representing RMB4.4 million in contract value were not recognized in 2008. Associated sub-standard inventory amounting to RMB13.9 million was included in the inventory write down totaling RMB16.7 million in cost of revenues.
The sales of frozen semen fell from RMB167.6 million in 2007 to RMB52.5 million in 2008. The number of straws of frozen semen sold also declined from 25 million in 2007 to 7.8 million in 2008.
The sale of embryos fell from RMB10.3 million in 2007 to RMB4.1 million in 2008. The number of straws of embryos fell from 9,430 in 2007 to 3,797 in 2008.
Sales of sheep increased from RMB77.6 million in 2007 to RMB91.9 million in 2008. The number of sheep sold increased from 36,545 in 2007 to 43,260 in 2008.
Seedling Revenue
In the three years ended December 31, 2009, our seedling business generated revenues primarily from the production and sale of Chinese date and white bark pine seedlings.

Our seedling business is currently undergoing a process of transition. Historically, our seedling products comprised Chinese date seedlings and approximately ten varieties of tree seedlings, including white bark pine seedlings. In 2010, we stopped producing date seedlings and as the remaining tree seedling business lacked critical scale to justify continued management and financial resources, we also ceased the production and sale of the other ten seedling varieties. In the future, it is intended that the date trees that previously produced Chinese date seedlings will produce Chinese date fruits.
In 2009, seedling sales of RMB8.7 million ($1.3 million) were not recognized. These seedlings were sold with a survivability assurance condition in the sales contract but subsequently died.
Sales of seedlings decreased from RMB62.5 million in 2008 to RMB31.0 million ($4.5 million) in 2009. The number of seedlings sold decreased from 25.5 million in 2008 to 14.0 million in 2009.
Revenues from our seedling segment decreased by 12.6% from RMB71.5 million in 2007 to RMB62.5 million in 2008, primarily due to a reduction in the number of varieties of seedlings sold.
Cost of Revenues and Gross Margins
Cost of revenues and gross margins for 2009 are analyzed below on a segmental basis.
Total cost of revenues decreased by 49.0% from RMB277.9 million in 2008 to RMB141.8 million ($20.8 million) in 2009. The decrease was primarily due to reduced volumes of business. Our gross profit decreased by 81.5% from RMB190.2 million in 2008 to RMB35.1 million ($5.1 million) in 2009.
Corn Seed Segment
Cost of revenues for our corn seed segment primarily consists of the costs that we pay to the village collectives for the seeds they are contracted to grow for us, amortization of purchased technology know-how, depreciation of building and equipment and direct labor cost. At the beginning of each growing season, we provide parent seeds to the village collectives to grow for us under contractual arrangements. During 2009, we used approximately 14,500 acres for field corn seed production. Because we are legally prohibited from owning farmland, we typically lease the land owned by a village collective and enter into a seed production agreement with the collective. These leases generally have the remaining terms of 10 years, while the contracts to produce corn seeds are typically for one-year terms, covering one growing season. Our contractual agreements generally contain terms ranging from one to twelve years. We also provide advances to the village collectives for their purchase of fertilizer and other production materials. At the end of the growing season, after we take delivery of corn seeds, we credit the advances against the costs and recognize the balance as cost of inventory and subsequently recognize this balance as cost of revenues upon sales of corn seeds. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, we may not be able to recover all of the advances we paid and our financial condition could suffer.
Our cost of revenues for the corn seed business fell from RMB153.0 million in 2008 to RMB67.2 million ($9.8 million) in 2009. Our gross margin for corn seed sales fell from 40.5% in 2008 to 37.5% in 2009, because our fixed costs, primarily amortization of land use rights, did not decrease in line with the decline in our revenue in 2009.
Cost of revenues for our corn seed business fell from RMB203.7 million in 2007 to RMB153.0 million in 2008. Gross margin of corn seed sales fell from 40.7% in 2007 to 40.5% in 2008 primarily due to product mix and pricing changes during 2008.
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

The relocation of semen and embryo production base as noted above caused significant disruption to the business. Our cost of revenues included expenses of RMB22.5 million ($3.3 million) relating to the recommencement of the semen and embryo business.
The cost of revenues for our sheep products fell from RMB74.7 million in 2008 to RMB34.6 million ($5.1 million) in 2009. Gross margin for our sheep products fell from 49.7% to 9.9%.
Cost of revenues from our sheep product segment increased from RMB72.7 million in 2007 to RMB74.7 million in 2008. Gross margin for our sheep products fell from 71.6% to 49.7%.
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
The seedlings cost of revenues fell from RMB33.4 million in 2008 to RMB17.5 million ($2.6 million) in 2009. The seedlings gross margin fell from 46.5% to 43.5%.
Cost of revenues from our seedling segment increased from RMB20.5 million in 2007 to RMB33.4 million in 2008. During 2008, exceptionally high levels of fertilizer were applied to the land used for seedling production and this has contributed significantly to the reduction in gross margin. RMB2.8 million of our RMB16.7 million inventory write-down charge in 2008 related to seedlings. Gross margin for this segment fell from 71.4% in 2007 to 46.5% in 2008.
Operating Expenses and Income
Selling Expenses. During the three-year period ended December 31, 2009, our sales and marketing expenses primarily consisted of our expenses of advertising in newspapers, on television and in magazines, salaries and compensation for our sales personnel, promotion expenses and other related marketing expenses.
Selling expenses fell from RMB18.6 million in 2008 to RMB5.7 million ($0.8 million) in 2009. This decrease was due to reduced selling activities.
Selling expenses fell from RMB36.4 million in 2007 to RMB18.6 million in 2008. This decrease was due to a reduction in sales commission as a result of reduced sales and a reduction in entertaining expenses.
General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for administrative, finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities.
Our general and administrative expenses decreased from RMB897.0 million in 2008 to RMB133.2 million ($19.5 million) in 2009. The decrease was due to general and administrative expenses in 2008 of RMB768.5 million relating to a non-cash charge arising from the arrangements between Brothers Capital Limited, or BCL, and certain employees of P3A. Excluding this RMB768.5 million non-cash charge, our general and administrative expenses increased from RMB128.5 million in 2008 to RMB133.2 million ($19.5 million) in 2009.
Our general and administrative expenses in 2009 included expenses caused by a very heavy snowfall that damaged irreparably fixed assets with a net book value of RMB20.7 million ($3.0 million) and inventories with a net book value of RMB7.5 million ($1.1 million). Our general and administrative expenses also included expense caused by the drought that damaged seedlings of RMB6.3 million ($0.9 million).
Our general and administrative expenses in 2009 also included legal and professional fees of RMB28.8 million ($4.2 million). This amount included expenses of RMB7.1 million ($1.0 million) incurred during the acquisition of our interest in PGG Wrightson.
Our stock-based compensation charge within general and administrative expenses decreased from RMB68.6 million in 2008 to RMB14.6 million ($2.1 million) in 2009.
Our general and administrative expenses increased from RMB25.7 million in 2007 to RMB897.0 million in 2008. General and administrative expenses in 2008 included an amount of RMB768.5 million relating to a non-cash charge arising from the arrangements between BCL and certain employees of P3A announced to the market in June 2008. This non-cash charge is not expected to recur in the future. After accounting for such arrangements, the remaining increase in our general and administrative expenses from 2007 to 2008 amounted to RMB102.8 million. This increase was contributed to by charges in relation to bad debts, loss on disposal of fixed assets, expense in relation to a warehouse fire and full year impact of costs associated with being a U.S. public company.

The charges in relation to bad debts of RMB12.8 million in 2008 related to corn seed and seedling products where provisions have been made for amounts invoiced in 2008 but that remained outstanding as of September 30, 2008. In 2008, we incurred a loss of RMB7.5 million on the disposal of fixed assets compared to RMB0.9 million in 2007 and a charge (within general and administrative expenses) of RMB8.2 million in relation to the warehouse fire that occurred in March 2008.
As a public company, we incur a significantly higher level of costs than we did as a private company. As we began trading our ADSs on the New York Stock Exchange in November 2007, the impact of increased costs associated with being a public company in 2007 was minimal and 2008 represented the first full year of these charges that included the cost of our board of directors, additional office rental, insurance, and professional fees.
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
Research and development expenses fell from RMB20.2 million in 2008 to RMB14.5 million ($2.1 million) in 2009 due to a reduction in sheep product related research and development expenses of RMB5.9 million. Our research and development expenses incurred in 2009 were primarily in connection with the development of new corn seed varieties.
Research and development expenses increased from RMB3.1 million in 2007 to RMB20.2 million in 2008. Our research and development expenses in 2008 were incurred in connection with six projects with the Ministry of Agriculture, CNAAS and Inner Mongolia Hongxing Biotechnology Company Limited.
Share-based Compensation Expenses. Since we adopted the 2007 share incentive plan in July 2007, options to purchase a total of 9,949,900 ordinary shares were granted to our officers, directors and employees and remained outstanding as of December 31, 2009. We had not granted any options or other equity incentives to any employee, director or consultant before July 2007.
We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.
For the options to purchase 9,949,900 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008, December 5, 2008 and October 13, 2009 and remained outstanding, total unrecognized compensation costs are estimated to be approximately $2.5 million as of December 31, 2009 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of two to four years from the respective grant dates.
Operating Profit (Loss)
As a result of the foregoing factors, our operating loss from operations improved from a loss of RMB745.6 million in 2008 to a loss of RMB118.4 million ($17.3 million) in 2009.
As a result of the foregoing factors, our operating profit from operations decreased by 341.6% from a profit of RMB308.6 million in 2007 to a loss of RMB745.6 million in 2008.

Unrealized Loss on Investment
The unrealized loss on investments of RMB0.5 million ($0.1 million) in 2009, compared to nil in 2008, represented the difference between the initial investment cost of PGG Wrightson and the fair value of the investment based on the share price of PGG Wrightson as of December 31, 2009.
Other Income
We recorded RMB4.3 million ($0.6 million) of other income in 2009, which was primarily attributable to RMB2.8 million ($0.4 million) underwriting fee received as part of our participation in the rights issue undertaken by PGG Wrightson and a RMB0.4 million ($0.1 million) income recognized in connection with a lawsuit won by P3A relating to a dispute over delayed entry to new premises in Shanxi.
Income (Loss) Before Income Tax
As a result of the foregoing factors, our pre-tax income improved from a pre-tax loss of RMB725.4 million in 2008 to a pre-tax loss of RMB124.4 million ($18.2 million) in 2009.
As a result of the foregoing factors, our pre-tax income decreased by 340.8% from RMB301.2 million in 2007 to a pre-tax loss of RMB725.4 million in 2008.
Income Tax
Our income tax decreased from RMB25.6 million in 2008 to RMB10.9 million ($1.6 million) in 2009 as a result of our reduced taxable profits.
Our income tax decreased from RMB159.0 million in 2007 to RMB25.6 million in 2008 as a result of our reduced taxable profits.
Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Hong Kong Income Tax
Our subsidiary in Hong Kong did not have any assessable profits that would be subject to the profit tax for the year ended December 31, 2007. In 2008, our subsidiary in Hong Kong had a taxable profit of RMB1.4 million subject to taxation at a rate of 25%. In 2009, none of our subsidiaries in Hong Kong had any assessable profits that would be subject to the profit tax. In addition, dividend payments are not subject to withholding tax in Hong Kong.
PRC Enterprise Income Tax
On March 16, 2007, the National People’s Congress of China enacted a new tax law, the 2008 EIT Law, which became effective on January 1, 2008. Under the new tax law, foreign invested enterprises and domestic companies are subject to EIT at a uniform rate of 25% and any tax exemption, reduction and preferential treatments which are applicable only to foreign invested enterprises will be revoked. P3A, our consolidated affiliated entity, qualified as a “key technology enterprise” under the Shanxi province 1311 Agricultural High Technology Project implemented by Shanxi province in 2002, and therefore P3A has been exempted from EIT since 2002 based on the approval of the local tax authority in Shanxi. Upon effectiveness of the 2008 EIT Law on January 1, 2008 and based on Jin Di Shui Gao Xing Fa (2009)2 issued by Local Tax Bureau of Taiyuan, P3A was approved to be exempted from PRC income tax since January 1, 2008 unless the scope of its operation has been changed. The tax exemption status is subject to annual inspection by end of each May. Although P3A is still in process of conducting its annual inspection with the local tax bureau for 2009, we believe P3A qualifies for tax exemption. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the new EIT law passed in March 2008 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China has been subject to EIT at a rate of 25% since January 1, 2008. Agria Brother, our wholly-owned subsidiary established in April 2008 in Shenzhen, China is subject to EIT at a rate of 25%. Guanli, our consolidated affiliated entity established in November 2008, is subject to EIT at a rate of 25%.

Under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and therefore subject to PRC EIT at the rate of 25% on their worldwide income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” We may be considered a resident enterprise and may therefore be subject to a 25% PRC income tax on our global income. Virtually all of our income is currently sourced from China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business.”
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
Critical Accounting Policies
We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Significant estimates reflected in our financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of fixed assets, intangible assets, and imputed interest on related party loans. Some of our accounting policies require a higher degree of judgment than others in their application.
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
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its variable interest entities are eliminated upon consolidation.
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
All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2007, 2008 and 2009 amounted to RMB0.4 million, RMB0.9 million and RMB0.2 million ($25,000), respectively.
Revenue Recognition
Our primary business activity is to produce and sell corn seeds, sheep products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin Topic 13 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.
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
For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, the contingent fee is not recognized as revenue until the growth criteria and all other revenue recognition criteria are met, which generally takes place from one month to six months after delivery of the seedlings. Since 2009, the additional fee billable upon meeting specified growth criteria is not provided in the terms of contract. In 2009, the sales contracts for seedlings did not specify any explicit growth criteria. Instead, we obtained customer approval indicating their acceptance of the products received. Accordingly, revenues for these contracts have been recognized upon receipt of customer acceptance assuming all other revenue recognition criteria were met. To the extent payment is received from the customer in advanced of meeting the revenue recognition criteria, we record such amount as deferred revenue.
Business Combinations and Intangible Assets Including Goodwill
We account for business combinations using the purchase method of accounting and accordingly, we record assets and liabilities of the acquired entities at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. We do not amortize the goodwill balance. Substantially all of the goodwill is not deductible for tax purposes. The primary drivers that generate goodwill are the value of synergies between the acquired entities and us and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives.
Impairment of Long-lived Assets
We evaluate our long-lived assets or asset group, including finite-lived intangibles and goodwill, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value based on discounted cash flows.

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
We have elected to classify interest due on any underpayment of income taxes, if and when required, in interest expense and penalties, if and when required, to other operating expenses. As of December 31, 2009, RMB3.3 million ($0.5 million) of related interest and penalties were recorded.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November of 2007, bank borrowings and loans from related parties. As of December 31, 2009, we had RMB737.8 million ($108.1 million) in cash and cash equivalents, which is the main component of our current assets. Our cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal or use. Although we consolidate the results of P3A, we can only receive cash payments from P3A pursuant to our contractual arrangements with P3A and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with P3A and Its Shareholders.”
As of December 31, 2009, we had RMB8.8 million ($1.3 million) in outstanding short-term bank loans and borrowings, which bore weighted-average interest rates of 10.2% per annum. These short-term bank loans and borrowings have terms of twelve months and expire in December 2010. These loans were guaranteed by a related party, Taiyuan Relord.
Besides cash and cash equivalent, inventories and accounts receivable are the other two principal components of our current assets. Our inventories were RMB59.9 million, RMB48.5 million and RMB73.4 million ($10.7 million) as of December 31, 2007, 2008 and 2009, respectively. Our inventories increased by RMB24.9 million ($3.6 million) from December 31, 2008 to December 31, 2009, primarily due to our purchase of Nong Ke Yu and its associated inventory of RMB21.4 million ($3.1 million) held as of December 31, 2009. Our inventories decreased by RMB11.4 million from December 31, 2007 to December 31, 2008, primarily due to our reduced levels of activity.
Our current accounts receivable were RMB200.8 million, RMB162.8 million and RMB109.3 million ($16.0 million) as of December 31, 2007, 2008 and 2009, respectively. Our accounts receivable decreased by RMB53.5 million ($7.8 million) from December 31, 2008 to December 31, 2009, primarily due to our reduced levels of activity. Our accounts receivable decreased by RMB37.9 million from December 31, 2007 to December 31, 2008, primarily due to reduced trading volumes and an increase to bad debt provision.
We incurred capital expenditures of RMB178.9 million, RMB350.8 million and RMB8.9 million ($1.3 million) in 2007, 2008 and 2009, respectively. Our capital expenditures were made primarily to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and the proceeds from our 2007 capital raising.

We incurred acquisition expenditures of RMB421.1 ($61.7 million) in connection with our acquisition of a 19.0% interest in PGG Wrightson, New Zealand’s largest agricultural services company that is listed on the New Zealand Stock Exchange, and a 100% of equity interest in Nong Ke Yu, a seeds distribution business based in Beijing.
We also invested RMB7.0 million ($1.0 million) into Zhongnong that has been recognized as an investment.
Our acquisition of Nong Ke Yu for RMB5.0 million ($0.7 million) resulted in net cash in flow of RMB0.5 million ($0.1 million) as a result of acquired cash balances of RMB5.5 million ($0.8 million).
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	$
	(In thousands)
Net cash provided by/(used in) operating activities	259,388	209,096	(6,281)	920
Net cash used in investing activities	(196,356)	(337,636)	(429,981)	(62,993)
Net cash (used in)/provided by financing activities	1,296,144	(13,612)	(2,026)	(296)
Effect of exchange rate changes on cash	(14,805)	(68,234)	(654)	(96)
Net increase (decrease) in cash and cash equivalents	1,344,371	(210,386)	(438,942)	(64,305)
Cash and cash equivalents at the beginning of the year	42,782	1,387,153	1,176,767	172,397
Cash and cash equivalents at the end of the year	1,387,153	1,176,767	737,825	108,092
Operating Activities
Net cash used in operating activities in the year ended December 31, 2009 was RMB6.3 million ($0.9 million), primarily as a result of the decrease in our revenue. The decrease in accounts receivable caused cash inflow of RMB47.4 million ($6.9 million). The increase in our inventories caused cash outflow of RMB34.9 million ($5.1 million).
Net cash provided by operating activities in the year ended December 31, 2008 was RMB209.1 million, resulting primarily from the sales of our products. Although we recorded a net loss of RMB751.0 million for the year ended December 31, 2008, there were significant non-cash charges, including the P3A settlement of RMB768.5 million, stock-based compensation charges of RMB45.3 million, amortization and depreciation of RMB26.4 million, inventory write-down of RMB16.6 million and bad debt charges of RMB12.8 million.
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

Investing Activities
Net cash used in investing activities was RMB430.0 million ($63.0 million) due primarily to the following factors: (1) we incurred capital expenditure of RMB8.9 million ($1.3 million) in 2009 primarily to acquire property, plant and equipment, other assets and intangible assets, and (2) we incurred acquisition expenditures of RMB414.6 ($60.7 million) in connection with our acquisition of a 19.0% interest in PGG Wrightson, New Zealand’s largest agricultural services company that is quoted on the New Zealand Stock Exchange. Our acquisition of Nong Ke Yu for RMB5.0 million ($0.7 million) resulted in net cash inflow of RMB0.5 million ($0.1 million) as a result of acquired cash balances of RMB5.5 million ($0.8 million).
Net cash used in investing activities for the year ended December 31, 2008 was RMB337.6 million, due primarily to the prepayments for acquisition of property, plant and equipment and intangible assets of RMB256.4 million and acquisition of property, plant and equipment and other assets of RMB69.2 million.
Net cash used in investing activities for the year ended December 31, 2007 was RMB196.4 million, due primarily to (1) cash outflows for purchases of property, plant and equipment and other assets of RMB67.6 million and (2) acquisition of intangible assets such as land use rights and technology of RMB119.1 million.
Financing Activities
Net cash used in our financing activities was RMB2.0 million ($0.3 million) in 2009, resulting primarily from loan proceeds and repayment of existing loans and the repurchase of shares.
Net cash used in our financing activities was RMB13.6 million in 2008, resulting primarily from loan proceeds and repayment of existing loans and the repurchase of shares.
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

Recently Issued Accounting Pronouncements
In May 2010, the FASB issued Accounting Standards Update No. 2010-19, “Foreign Currency Issues: Multiple Foreign Currency Exchange Rates.” The guidance provides clarification of accounting treatment when reported balances in an entity’s financial statements differ from their underlying US dollar denominated values due to different rates being used for remeasurement and translation. The guidance indicates that upon adopting highly inflationary accounting for Venezuela, since the US dollar is now the functional currency of a Venezuelan subsidiary, there should no longer be any differences between the amounts reported for financial reporting purposes and the amount of any underlying US dollar denominated value held by the subsidiary. Therefore, any differences between these should either be recognized in the income statement or as a cumulative translation adjustment, if the difference was previously recognized as a cumulative translation adjustment. We do not expect the provisions of this new standard to have a material effect on our financial position, results of operations or cash flows.
In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-18 (ASU 2010-18), Receivables (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That Is Accounted for as a Single Asset-a consensus of the FASB Emerging Task Force. The amendments in this Update are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively. Early application is permitted. We do not expect the provisions of this new standard to have a material effect on our financial position, results of operations or cash flows.
In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-13 (ASU 2010-13), Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a consensus of the FASB Emerging Issues Task Force. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.

In February 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-09 (ASU 2010-09), Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This amendment addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (paragraph 855-10-50-4). All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.
In February 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-08 (ASU 2010-08), Technical Corrections to Various Topics. This amendment eliminated inconsistencies and outdated provisions and provided the needed clarifications to various topics within Topic 815. The amendments are effective for the first reporting period (including interim periods) beginning after issuance (February 2, 2010), except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganization (Subtopic 852-740) should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For those reorganizations reflected in interim financial statements issued before the amendments in this Update are effective, retrospective application is required. The clarifications of the guidance on the embedded derivates and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts (hybrid instruments) containing embedded derivative features at the date of adoption. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.
In January 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.

In January 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-04 (ASU 2010-04), Accounting for Various Topics—Technical Corrections to SEC Paragraphs. We do not expect the provisions of this new standard to have a material effect on our financial position, results of operations or cash flows.
In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current U.S. GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other U.S. GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10). For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. We are currently assessing the impact, if any, of this new standard on its consolidated financial statements.
In January 2010, the FASB issued Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force). This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260. This update is effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. We do not expect the provisions of this new standard to have a material effect on our financial position, results of operations or cash flows.
In December 2009, the FASB issued Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 167. This update is effective on a prospective basis for milestone achieved in fiscal years and interim periods within those years beginning on or after June 16, 2010. Early adoption is permitted. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances under existing U.S. GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the provisions of this new standard to have a material effect on our financial position, results of operations or cash flows.
In June 2009, the FASB issued SFAS No. 167 (ASC Topic 810), “Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The provisions of SFAS 167 significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R). SFAS 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. SFAS 167 will be effective for the Company beginning in 2010. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
We place strong emphasis on research and development to enhance the quality and competitiveness of our products. We conduct research and development both through our in-house research and development team and in cooperation with various universities and research institutions.
Our expenses incurred in connection with company-sponsored research and development were RMB3.1 million in 2007, RMB20.3 million in 2008 and RMB14.5 million ($2.1 million) in 2009. We believe that our future success depends on our ability to provide high quality and advanced products to our customers. We have also acquired a number of technologies from third parties.
Research and development expenses primarily consist of expenses related to development of our proprietary products, salaries and benefits of our research and development personnel, fees paid to our research partners, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel.
Our research and development expenditure in 2009 was primarily incurred in connection with fees paid to our research partners.

D. Trend Information
See “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” for information on material trends affecting our business and results of operations.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

		Payment Due by December 31,
	Total	2010	2011	2012	2013	Thereafter
	(in RMB thousands)
Short-term borrowings(1)
- principal	8,750	8,750	—	—	—	—
- interest	869	869	—	—	—	—
Building and premises lease obligations(2)	53,722	5,485	3,590	2,911	1,711	40,025
Production land rental obligations(3)	113,780	13,841	13,841	13,841	13,841	58,416
Purchase obligations(4)	2,520	2,520	—	—	—	—
Other long-term liabilities reflected on the balance sheet(5)
- principal	8,588	204	204	204	204	7,772
- interest	12,657	587	573	560	546	10,391
Convertible redeemable note commitment(6)	170,648	170,648
Investment into Zhongnong(7)	28,000	—	28,000	—	—	—
Capital expenditure commitment	51,330	51,330	—	—	—	—
Research and development commitment	12,000	12,000	—	—	—	—

Total	462,864	266,234	46,208	17,516	16,302	116,604

(1)	Includes short-term borrowings and future interest obligations.

(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.

(3)	Represents commitments for the rental of land used for the production of corn seeds.

(4)	Represents commitments for the purchase of corn seeds, acquisitions of intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2007, 2008 or 2009, as we have not received related goods or services or taken title to the properties.

(5)	Represents commitments for the purchase of forestry use rights from Taiyuan Relord.

(6)	Represents commitments for the subscription in a convertible redeemable note that was issued by PGG Wrightson in January 2010.

(7)	Represents commitments to make remaining investment into Zhongnong.
Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or capital commitments as of December 31, 2009.

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
The accuracy of these forward-looking statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	46	Chairman of the Board of Directors
Xie Tao	46	Chief Executive Officer and Director
Gary Kim Ting Yeung	44	Director
Kenneth J. DeWoskin	67	Independent Director
Shangzhong Xu	59	Independent Director
Jiuran Zhao	47	Independent Director
Joo Hai Lee	54	Independent Director
Sean Shao	53	Independent Director
Yue Zhao	46	Chief Operating Officer
Christopher Boddington	44	Chief Financial Officer
John Layburn	34	Chief Strategy and Compliance Officer
Weizhong Wang	46	Chief Strategy Officer, Corn Seed
Kean Seng U	43	Head of Corporate and Legal Affairs
David Pasquale	39	Senior Vice President
Zhixin Xue	48	President of P3A

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and as chairman of our compensation committee since March 2010. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai is a director of BCL, which is our largest shareholder. In 2002, Mr. Lai founded Ace Choice Management Limited, a company that specializes in promoting business and investment activities between the PRC and other countries. From 2000 to 2002, Mr. Lai was managing director of Shenzhen Keding Venture Capital Management Co., Ltd., a venture investment management company. From 2003 to 2009, Mr. Lai was a director, chairman of the audit and nomination committees and member of the remuneration committee of KXD Digital Entertainment Limited, a producer of electrical appliances listed in Singapore. Mr. Lai is the chairman of the board of directors and chairman and a member of the nomination committees of China Pipe Group Limited, a Hong Kong-listed company that manufactures construction and energy related pipes in Asia. Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and is a certified public accountant in Australia.
Mr. Xie Tao has served as our chief executive officer since September 2009 and became our director in March 2010. Prior to joining us, Mr. Xie engaged in advisory practice at PricewaterhouseCoopers for 22 years where he led PricewaterhouseCoopers China market corporate finance practice and served on the firm’s governing board. Mr. Xie has extensive experience in China related cross-border investments and M&A and has helped structure many well-known Chinese businesses. Mr. Xie received his bachelor’s degree in physics from Beijing University in China and was a member of the UK Chartered Associate of Certified Accountants.
Mr. Gary Kim Ting Yeung has served as our director since September 2007. Mr. Yeung served as our chief financial officer from August 2007 to March 2009. Prior to joining us, Mr. Yeung was an audit senior manager at PricewaterhouseCoopers. Mr. Yeung worked at PricewaterhouseCoopers from 1991 to January 2007. While at PricewaterhouseCoopers, Mr. Yeung participated in various assignments, including statutory annual audits, financial due diligence and preparing PRC companies for listings of their shares on overseas markets such as the United States, Hong Kong and Singapore. Mr. Yeung is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Yeung holds a bachelor’s degree in accounting from the University of Ulster.
Dr. Kenneth J. DeWoskin has served as our independent director and chairman of our audit committee since March 2010. Dr. DeWoskin is a former partner for Strategy and Business Development at one of the Big Four accounting firms and currently serves as a senior advisor to Deloitte China and as a director of Deloitte’s China Research and Insight Center. He also serves as a senior advisor to The Conference Board, where he oversees a range of leadership activities, spanning workforce, financial, and strategic areas. Dr. DeWoskin is a former professor of international business and the chairman and professor of Asian cultures at the University of Michigan. He has also taught executive education programs for the University of Michigan, Singapore Management University, and Wharton School of Business. He has presented on China business issues across the US and throughout Asia and Europe, in the World Economic Forum, Chambers of Commerce, Economist Intelligence Unit, Eurasia Group, the Conference Board, US China Business Council, China Britain Business Council and World Transportation Forum. Dr. DeWoskin has authored numerous articles during his career, including a regular column for the China Economic Review and previously written regularly for the Far Eastern Economic Review. His influential views have made him sought after by some of the world’s most prestigious media outlets, including The New York Times, Financial Times, Economist, SCMP, People’s Daily, CNBC, Business Week, Fortune, Asian Wall Street Journal, the Washington Post, Red Herring, BBC World Services, and major newswire services. Dr. DeWoskin received his B.A. from Columbia College in 1965 and his Ph.D. from Columbia University in 1974. A fluent speaker of Mandarin Chinese and Japanese, he has also studied at National Taiwan University and Kyoto University.
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
Mr. Joo Hai Lee has served as our independent director since November 2008 and as chairman of our corporate governance and nominating committee between November 2008 and March 2010. Mr. Lee has 32 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore in 1983 and became a partner there in 1986. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Certified Public Accountants of Singapore, the Malaysian Institute of Accountants and the Singapore Institute of Directors.
Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. He currently serves as an independent director of China Medicine Corporation, a distributor and developer of medicines listed on the bulletin board and the chairman of the audit committee of: Renhuang Pharmaceuticals Inc., a pharmaceutical company based in China; China Biologic Products, Inc., a plasma-based biopharmaceutical company listed on Nasdaq; China Recycling Energy Corporation, an energy recycling system design company listed on the Nasdaq; Yongye International, Inc., a Chinese agricultural company listed on the Nasdaq; and China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on the Nasdaq. In addition, Mr. Shao served as chairman of the audit committee of China Public Security Technology, Inc. from 2008 to 2009. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008, where he assisted its listing on the New York Stock Exchange in December 2006. Prior to that, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, and Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles and his bachelor’s degree in art from East China Normal University. Mr. Shao is a member of the American Institute of Certified Public Accountants.
Mr. Yue Zhao became our chief operating officer in November 2008 after serving as the deputy general manager of Agria Agriculture from September 2008 to November 2008. Mr. Zhao has more than 20 years of experience in business management. He previously served as the managing director of Yetop International Investment Co., Ltd. in Hong Kong, responsible for the firm’s investments in the Chinese hydropower industry. Prior to that, Mr. Zhao served as the executive director and president of Lianhong Investment Co. Ltd, responsible for investments in land development, technology, chemicals and transportation. Mr. Zhao earlier served as the vice president of Bossen International Ltd., the executive vice president of Bocom Group, the vice president of Compass Pacific Holdings Limited, the chief operating officer of Compass Pacific Automotive Co., Ltd. He also held executive level positions with Yatton Group, a subsidiary of Esquel Enterprises Ltd. Mr. Zhao received his bachelor’s degree in information system management and his master’s degree in industrial business administration from Tsinghua University in China and received his master’s degree in economics from the State University of New York at Buffalo.
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
Mr. John Layburn has served as our chief strategy and compliance officer since October 2009. Prior to joining us, Mr. Layburn worked for PricewaterhouseCoopers, the international accounting and consulting firm, for eleven years. He was initially based out of PricewaterhouseCoopers London office, followed by four years in the Beijing office. Mr. Layburn has served a wide range of clients ranging from large multi-national companies to entrepreneurial investors advising on strategic reviews, turnaround situations, and investment and divestment processes. While in China, he has specialized in advising both multinational companies on their business activities in China and Chinese companies on their overseas operations. Mr. Layburn holds a masters degree in mathematics from Oxford University.
Dr. Weizhong Wang served as our chief strategy officer from September 2007 to October 2009 and our chief strategy officer focusing on the corn seeds business since October 2009. From 2000 to 2007, Dr. Wang served as chairman and president of Denong Seed Science and Technology Development Company, a company that engages in the development, production and marketing of corn, rice, cotton and other agricultural products in China. Dr. Wang holds a Ph.D. degree in agricultural economics from the Chinese Academy of Agriculture.

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
Mr. Terry McCarthy served as our independent director and chairman of our audit committee from September 2007 until he relinquished his directorship in March 2010. Dr. Geoffrey Duyk served as our director starting in August 2007 and resigned in May 2009. Mr. Raymond Cheuk Kwong Lo was appointed as our acting chief financial officer in April 2009 and resigned in September 2009. Dr. Juliana H. Xu served as our chief technology officer starting in May 2007 and resigned in March 2009.
Employment Agreements
We have entered into employment agreements with each of our senior executive officers. Under these agreements, we may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment, failure to perform the agreed-to duties after a reasonable opportunity to cure the failure and failure to achieve the performance measures specified in the employment agreement. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or in his annual salary before the next annual salary review. Furthermore, we may terminate an executive officer’s employment at any time without cause upon one-month advance written notice. In the event of a termination without cause by us, we will provide compensation to the executive officer only to the minimum extent expressly required by applicable law of the jurisdiction where the executive officer is based.
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2009, we paid an aggregate of approximately RMB10.5 million ($1.7 million) to our directors and executive officers in cash or benefits in kind. This included approximately RMB0.9 million ($0.1 million) of bonus payments to directors and executive officers. These bonuses were provided in our agreements with directors and executive officers on an individual basis.
During the year ended December 31, 2009 certain of our directors and executive officers were granted options to purchase a total of 2,340,000 shares at a weighted average exercise price of $0.92 per ordinary share.

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
Since December 31, 2009, options to purchase a total of 5,160,000 ordinary shares have been granted to our directors and executive officers and options to purchase 1,461,800 ordinary shares that were previously granted to certain of our directors, executive officers and employees have been cancelled following the termination of their services or employment with Agria. As of the date of this annual report, options to purchase a total of 13,648,100 ordinary shares have been granted to our directors and executive officers and other individuals as a group, including certain of our former directors and officers, with exercise prices of $0.92, $1.00, $2.18, $2.40, $3.15, $3.80, $3.83, $4.80 and $5.21 per share and a term of ten years to exercise from the date of grant, and remained outstanding.
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

C. Board Practices
Our board of directors currently consists of eight directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
In 2009, our board held meetings or passed resolutions by unanimous written consent ten times.
Committees of the Board of Directors
We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Messrs. Kenneth J. DeWoskin, Joo Hai Lee and Sean Shao, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, the board of directors has determined that Mr. Sean Shao’s simultaneous service on the audit committee of five public companies would not impair his ability to effectively serve on our audit committee. Mr. DeWoskin is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
In 2009, our audit committee held meetings or passed resolutions by unanimous written consent 16 times.
Compensation Committee. Our compensation committee consists of Messrs. Guanglin Lai, Dr. Jiuran Zhao and Dr. Shangzhong Xu. Dr. Zhao and Dr. Xu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Lai is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent three times.
Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Sean Shao, Kenneth J. DeWoskin and Xie Tao. Mr. Shao and Mr. DeWoskin satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Shao is the chair of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting qualified individuals to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
In 2009, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.
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

D. Employees
We had 422, 619 and 348 full-time employees and 185, nil and 59 temporary employees as of December 31, 2007, 2008 and 2009, respectively. Our temporary employees are usually hired seasonally because of the seasonality of our business. The following table sets forth the number of employees for each of our three business segments and our corporate offices as of December 31, 2009:

	Number of full-	Percentage of	Number of part-	Percentage of
	time Employees	Total Employees	time Employees	Total Employees
Seeds	80	20%	59	14%
Sheep products	107	26%	—	—
Seedlings	55	14%	—	—
Administration	106	26%	—	—

Total	348	86%	59	14%

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
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:
•	each of our directors and executive officers as of the date of this annual report; and
•	each person known to us to own beneficially more than 5% of our ordinary shares as of March 31, 2010.
The calculations in the shareholder table below are based on 125,160,000 ordinary shares issued and outstanding as of June 1, 2010. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	48,522,000	38.8
Xie Tao	*	*
Gary Kim Ting Yeung	*	*
Kenneth J. DeWoskin	*	*
Shangzhong Xu	*	*
Jiuran Zhao	*	*
Joo Hai Lee	—	—
Sean Shao	*	*
Frank Yue Zhao	*	*
Christopher Boddington	*	*
John Layburn	*	*
Weizhong Wang	*	*
Kean Seng U	*	*
David Pasquale	*	*
Zhixin Xue(4)	21,943,040	17.5
All directors and executive officers as a group(5)	73,037,040	57.2
Principal Shareholders:
Morgan Finanz Capital Limited(6)	31,076,750	24.8
Brothers Capital Limited(7)	17,445,250	13.9
TPG Capital, L.P.(8)	8,650,000	6.9
Heartland Advisors, Inc.(9)	8,928,200	7.1
Dubai Group Limited(10)	6,600,000	5.3

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 125,160,000, being the number of ordinary shares outstanding as of June 1, 2010, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report if any.

(3)	Includes (i) 17,445,250 ordinary shares owned by BCL, a British Virgin Islands company wholly owned by Mr. Lai, and (ii) 31,076,750 ordinary shares owned by Morgan Finanz Capital Limited, a British Virgin Islands company wholly owned by BCL. The business address of Mr. Lai is Room 21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(4)	Based on the Schedule D filed with the SEC on July 23, 2008. The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

(5)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(6)	Morgan Finanz Capital Limited is a company incorporated in the British Virgin Islands. Morgan Finanz Capital Limited is wholly owned by BCL, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of Morgan Finanz Capital Limited.

(7)	Includes 17,445,250 ordinary shares held by BCL, a British Virgin Islands company wholly owned by Mr. Lai, The business address of BCL is 21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(8)	In the form of ADSs, each representing two ordinary shares, based on Form 13-F filed with the SEC by TPG Capital, L.P. for the quarter ended March 31, 2010. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	In the form of ADSs, each representing two ordinary shares, based on Form 13-F filed with the SEC by Heartland Advisors, Inc. for the quarter ended March 31, 2010. The business address of Heartland Advisors, Inc. is 789 North Water Street. Suite 500, Milwaukee, WI 53202.

(10)	Based on the Schedule 13G/A filed with the SEC on February 17, 2009. Dubai Ventures Group Limited, a company incorporated in Cayman Islands, holds 3,300,000 ADS, representing 6,600,000 ordinary shares of the company. Dubai Ventures Group Limited is wholly owned by Dubai Ventures Group L.L.C., whose General Manager is Dubai Group Limited, which has the authority, among other things, to acquire, purchase, subscribe for, sell, assign and/or transfer any shares owned by Dubai Ventures Group L.L.C. The directors of Dubai Group Limited are Fadhel Abdulbaqi Abu Al Hassan Al Qaed Al Ali, Hashim Abdulla Ahmad Al Babal, Soud Ahmad Abdulrahman Baalawi and Mohammad Abdulla Ali Al Gergawi. The address for Dubai Group Limited is c/o Paget Brown Trust Company Ltd., West Wind Building, Harbour Drive, George Town, Grand Cayman, British West Indies.
As of June 1, 2010, 125,160,000 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 39.0% of our outstanding ordinary shares as of June 1, 2010. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions
PRC law currently restricts foreign ownership of seed business and prohibits foreign ownership of sheep business in China. We conduct our business in China primarily through Agria China’s contractual arrangements with P3A and its shareholders and Agria Brother’s contractual arrangements with Guanli and its shareholders.
Contractual Arrangements with P3A and Its Shareholders
Under PRC laws, each of Agria China and P3A is an independent legal person. Other than pursuant to the contractual arrangements between Agria China and P3A, P3A does not transfer any other funds generated from its operations to Agria China. P3A has five record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin Lai, our chairman of the board of directors, our chief executive officer and a beneficial owner of our ordinary shares; Mr. Zhaohua Qian; Mr. Kenneth Hua Huang; Mr. Zhixin Xue who is the president of P3A, Mr. Mingshe Zhang who has been involved in the management of P3A. All five shareholders of P3A are PRC citizens and do not receive any compensation from us for holding shares of P3A. Mr. Guanglin Lai, who is the husband of Ms. Juan Li, a shareholder of P3A, is the sole director of BCL, which is the largest shareholder of our company. Agria China’s relationship with P3A and its shareholders is governed by the following contractual arrangements entered into on June 8, 2007. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria China to effectively control P3A. The exclusive technology development, technical support and service agreement, the exclusive consultancy service agreement, the proprietary technology license agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria China to receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by P3A.
Power of Attorney
Each shareholder of P3A has executed a power of attorney to appoint a nominee of Agria China as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of P3A as provided under PRC law and the articles of association of P3A, including voting rights, the rights to transfer any or all of his or her equity interest in P3A and the right to appoint the general manger of P3A.
Equity Pledge Agreement
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
Exclusive Call Option Agreement
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
Exclusive Technology Development, Technical Support and Service Agreement
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

Exclusive Consultancy Service Agreement
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
Proprietary Technology License Agreement
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
Letter of Undertaking
The shareholders of P3A have executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, they will remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from the receipt of such dividends or other distributions. The spouse of each of such shareholders has consented to the foregoing undertaking.
Contractual Arrangements with Guanli and Its Shareholders
Under PRC laws, each of Agria Brother and Guanli is an independent legal person. Other than pursuant to the contractual arrangements between Agria Brother and Guanli, Guanli does not transfer any other funds generated from its operations to Agria Brother. Guanli has two record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin Lai, our chairman of the board of directors, our chief executive officer and a beneficial owner of our ordinary shares and Ms. Jie Zhen Chen. Both shareholders of Guanli are PRC citizens and do not receive any compensation from us for holding shares of Guanli. Mr. Guanglin Lai, who is the husband of Ms. Juan Li, a shareholder of Guanli, is the sole director of BCL, which is the largest shareholder of our company. Agria Brother’s relationship with Guanli and its shareholders is governed by the following contractual arrangements entered into in October and November 2008 and June, July, August and November 2009. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Guanli. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Guanli’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Guanli.
Power of Attorney
Each shareholder of Guanli has executed a power of attorney to appoint a nominee of Agria Brother as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Guanli as provided under PRC law and the articles of association of Guanli, including voting rights, the rights to transfer any or all of his or her equity interest in Guanli and the right to appoint the general manger of Guanli.

Equity Pledge Agreement
Under the equity pledge agreement among Guanli, the shareholders of Guanli and Agria Brother, the shareholders of Guanli pledged all of their equity interests in Guanli to Agria Brother to guarantee Guanli’s performance of its obligations under the exclusive technology development, technical support and service agreement, the exclusive call option agreement and the loan agreement. If Guanli or any of such shareholders breaches its contractual obligations under any of these principal agreements, Agria Brother, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, such shareholders of Guanli may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria Brother as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.
Exclusive Call Option Agreement
Under the exclusive call option agreement among the shareholders of Guanli, Guanli and Agria Brother, the shareholders of Guanli irrevocably granted Agria Brother an exclusive option to purchase from such shareholders, to the extent permitted under PRC law, all of the equity interests in P3A for the higher of (i) RMB1 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by PRC law, Agria Brother or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in Guanli.
Loan Agreement
Under the loan agreement among the shareholders of Guanli and Agria Brother, Agria Brother made a loan to the shareholders of Guanli who undertook to use the loan for investment purposes in Guanli.
Exclusive Technology Development, Technology Support and Technology Services Agreement
Under the exclusive technology development, technical support and service agreement between Guanli and Agria Brother, Agria Brother is the exclusive provider of technology development, technical support and services to Guanli. Guanli will not accept these services from any third party without the prior consent of Agria Brother. Agria Brother owns the rights to any intellectual property developed by Agria Brother in the performance of this agreement. The payments of fees are secured by the equity interests in Guanli under the equity pledge agreement. This agreement is effective during the operation term of Guanli unless terminated by Agria Brother or by either party due to the other party’s breach of the agreement according to the early termination provisions of the agreement. This agreement may be amended at any time by Guanli and Agria Brother. Through the power of attorney granted by the shareholders of Guanli to an individual designated by Agria Brother, Agria Brother has the ability to cause Guanli to agree to amend the agreement and intends to do so as needed.
Letter of Undertaking
The shareholders of Guanli have executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, they will remit all of the dividends and other distributions received from Guanli to Agria Brother, subject to satisfaction of their personal income tax and other statutory obligations arising from the receipt of such dividends or other distributions. The spouse of each of such shareholders has consented to the foregoing undertaking.
We have been advised by our PRC legal counsel, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The uncertainties include how the PRC government may interpret the restriction of foreign ownership of corn seed development and production companies and whether foreign companies may conduct the corn seed development and production businesses through contractual arrangements with domestic companies engaging in such businesses. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC agricultural business do not comply with PRC government restrictions on foreign investment in the agricultural businesses, we could be subject to severe penalties. In addition, under PRC Property Rights Law which became effective on October 1, 2007, an equity pledge is required to be registered with the relevant administration for industry and commerce in order to become effective.

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
Contractual Arrangements with Agria Agriculture and Zhongyuan and Their Respective Shareholders
In September 2009, we formed Agria Agriculture, to engage in the businesses of research and development, service, sales and investment. Agria Agriculture was set up with 51% interests legally held by Guanli and 49% interests legally held by Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of our board of directors. Agria Brother’s relationship with Agria Agriculture and its shareholders is governed by the contractual arrangements entered into on August 24, 2009. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Agria Agriculture. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Agria Agriculture’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Agria Agriculture.
In September 2009, we formed Zhongyuan, to engage in the businesses of research and development, service, sales and investment. Zhongyuan was set up with 95% interests legally held by Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of our board of directors, and 5% interests legally held by Mr. Yachao Cui which was transferred to Ms. Jie Zhen Chen in November 2009. Agria Brother’s relationship with Zhongyuan and its shareholders is governed by the contractual arrangements entered into on August 25, 2009 and November 3, 2009. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Zhongyuan. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Zhongyuan’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Zhongyuan.
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
During 2008, we sold our white bark pine seedlings to Taiyuan Relord, which was one of the former shareholders of P3A and is currently an affiliate of P3A. Amounts due from Taiyuan Relord under this transaction was RMB3.5 million and RMB1.9 million ($0.3 million) as of December 31, 2008 and 2009, respectively.

During 2008, P3A secured short-term loans in the aggregate amount of RMB8.8 million, which were guaranteed by Taiyuan Relord. These loans, bearing weighted-average interest rates of 10.2% per annum, were renewed in 2009 and continued to be guaranteed by Taiyuan Relord. As of December 31, 2009, the balance of these loans was RMB8.8 million ($1.3 million). See “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”
During 2009, Agria China waived accumulative amounts due from P3A under the contractual arrangement amounting to RMB71.2 million ($10.4 million).
Private Placement
On June 22, 2007, we issued and sold 2,400,000 shares of Series A preferred shares at a purchase price of $4.1667 per share in a private placement. The investors in the private placement were TPG Growth AC Ltd. (which purchased 1,600,000 preferred shares from us) and TPG Biotech II, Ltd. (which purchased 800,000 preferred shares from us), or together, TPG. TPG was an unrelated third party prior to its investment in our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between TPG and us and was approved by our board of directors. Concurrently with our issuance and sale of Series A preferred shares to TPG, BCL, the largest shareholder of our company, transferred and sold 4,170,000 and 2,080,000 ordinary shares to TPG Growth AC Ltd. and TPG Biotech II, Ltd., respectively.
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
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2007 (starting from November 7, 2007)	17.00	7.00
2008	11.75	1.21
2009	4.53	0.75

Quarterly Highs and Lows
First Quarter 2008	11.75	6.05
Second Quarter 2008	9.30	3.52
Third Quarter 2008	5.42	2.80
Fourth Quarter 2008	3.54	1.21
First Quarter 2009	1.85	0.75
Second Quarter 2009	3.77	1.05
Third Quarter 2009	2.62	1.69
Four Quarter 2009	4.53	1.90
First Quarter 2010	3.31	1.77

Monthly Highs and Lows
December 2009	3.67	2.66
January 2010	3.31	2.00
February 2010	2.44	1.87
March 2010	2.78	2.11
April 2010	2.44	1.77
May 2010	1.94	1.18
June 2010 (through June 28)	1.71	1.26
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been traded on the New York Stock Exchange since November 7, 2007. Our ADSs trade under the symbol “GRO.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-146785), as amended, initially filed with the SEC on October 18, 2007.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”
E. Taxation
Cayman Islands Taxation
According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.
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
Under the 2008 EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the Implementing Rules issued by the State Council relating to the 2008 EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.
Under the 2008 EIT Law and its Implementing Rules, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

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
Passive Foreign Investment Company
Although it is not clear how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the significant decline in the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2009, we believe we were likely a PFIC for such year. No rulings from the U.S. Internal Revenue Service or opinion of counsel has been or will be sought with respect to our status as a PFIC.
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
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries (or possibly our affiliated entities) are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries (or possibly our affiliated entities) were PFICs for the taxable year ended December 31, 2009. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries (or affiliated entities).
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
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

The rules dealing with PFICs are very complex. You are strongly encouraged to consult your tax advisor about the application of the PFIC rules to your investment in ADSs or ordinary shares.
New Legislation
Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisor regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ADSs or ordinary shares.
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, our total outstanding loans amounted to RMB8.8 million ($1.3 million) with a weighted average interest rate of 10.2% per annum. A 1% increase in each applicable interest rate would add RMB0.1 million ($13,000) to our interest expense in 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Our financial statements are expressed in RMB, which is our reporting currency. Our functional currency and the functional currency of Aero-Biotech Group Limited (currently known as Agria Group Limited), China Victory, Agria HongKong Limited, Agria Asia International Limited, Agria Biotech Overseas Limited, Southrich Limited (currently known as Agria Asia Investments Limited) and Agria (Singapore) Pte. Ltd. is the US dollar. The functional currency of Agria China, Agria Brother and our variable interest entities is RMB. Substantially all of our revenues and most of our expenses which are derived from P3A are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in US dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering on November 7, 2007. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. The value of an investment in our ADSs will be affected by the foreign exchange rate between US dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in US dollars.
The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the US dollar over the following three years. Since reaching a high against the US dollar in July 2008 until June 2010, however, the Renminbi has traded within a narrow band against the US dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the US dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible. It is difficult to predict how fluctuating the exchange rate will be in the future. To the extent that we need to convert US dollars into RMB for our operations, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2009, we had RMB denominated cash balance of RMB426.1 million, US dollar denominated cash balance of $43.4 million and New Zealand dollar denominated cash balance of NZ$3.1 million and Hong Kong dollar denominated cash balance of HKD0.3 million. Assuming we had converted the US dollar, New Zealand dollar and Hong Kong dollar denominated cash balances as of December 31, 2009 into RMB at the exchange rates prevailing as of December 31, 2009, this cash balance would have been RMB737.8 million. Assuming a further 1% appreciation of the RMB against all other currencies, this cash balance would have decreased to RMB734.7 million as of December 31, 2009. Conversely, if in the future, we decide to convert our RMB into other currencies for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the other currencies against the RMB in the period up until conversion would have a negative effect on the amount available to us in the other currencies. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and -0.7% in 2006, 2007, 2008 and 2009, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index increased by 2.8% in April, 2010 as compared to April, 2009. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees and Charges Our ADS Holders May Have to Pay
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we received $4,003 from the depositary as reimbursement for legal fees and administrative expenses after deducting withholding tax.
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
We received net proceeds of approximately $184.1 million from our initial public offering and as of December 31, 2009, we used and expected to use the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan; approximately $2 million has been used to repay bank loans; approximately $107 million has been and is expected to be used to fund investments, approximately $15 million is expected to fund our research and development projects, and the balance has been and is expected to continue to be used for general corporate purposes. As of December 31, 2009, approximately $97 million of the net offering proceeds from our initial public offering had been applied.

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2009, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generallly accepted accounting principles, or U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.
Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation of financial statements for external purposes in accordance with U.S. GAAP and may not prevent or detect misstatements as set out above. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Beijing Nongkeyu Seeding Development Co., Ltd., which is included in the 2009 consolidated financial statements of Agria Corporation and constituted RMB42.3 million ($6.2 million) and RMB6.2 million ($0.9 million) of total and net assets, respectively, as of December 31, 2009 and RMB13,000 ($2,000) and RMB1.3 million ($0.2 million) of revenues and net loss, respectively, for the year then ended.
Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”
When finalizing the 2009 financial statements, our auditors identified a material misstatement from the misapplication of U.S. GAAP on the presentation of expenses, recorded by our consolidated affiliate, comprising impairment charges to damaged inventories and long-lived assets caused by extreme weather conditions. As a result, an audit adjustment was required to reclassify non-operating expenses to operating expenses. Management recorded the audit adjustment, which did not result in any change to net income reported by us.
In evaluating this audit adjustment, we concluded that controls designed to ensure that significant transactions were appropriately accounted for did not operate effectively. This was in part because we had significant turnover of senior management and personnel in the finance related functions during the second half of 2009, including our chief executive officer and chief financial officer. Also, due to insufficient handover procedures, documentation of these non-routine transactions was not readily available. Finally, despite our remediation efforts to address the fiscal year 2008 material weakness disclosed in our Form 20-F filed on December 29, 2009, sufficient time did not exist to complete our remediation plan.
Because of this material weakness, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the COSO.
Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was not effective as of December 31, 2009.

Remediation Initiatives
As disclosed in our Form 20-F for the year ended December 31, 2008, our remediation efforts started in September 2009 when we assembled a new and experienced executive team with the relevant skills to improve the overall management of our business. However, as the process to design, implement and test internal controls over financial reporting is a time consuming and complex process, our remediation efforts have continued past the 2009 year end, including:
(i)	We have and will continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. In particular in 2010, we are implementing a series of review and monitoring controls over the financial statement closing process which will ensure complete and accurate reporting of transactions, including ones involving unusual or non-recurring events, in compliance with U.S. GAAP.
(ii)	In 2010, we have also appointed external consultants with relevant expertise and experience in U.S. GAAP and internal control over financial reporting to assist our management in addressing the material weaknesses noted in our internal control evaluations for both 2008 and 2009.
(iii)	Our audit committee is monitoring the remediation plan on an ongoing basis and providing the necessary oversight to ensure that we are effectively addressing our material weakness.
If our material weakness is not remediated, there is a reasonable possibility that a material misstatement of our financial statements in future financial periods will not be prevented or detected on a timely basis.
Our management team performed analysis and procedures to ensure that the consolidated financial statements included in this annual report were prepared in conformity with the U.S. GAAP, including correcting the misstatement identified by our independent registered public accounting firm. Accordingly, our management believes that the consolidated financial statements included in this annual report fairly present in all material respects our consolidated financial position, consolidated results of our operations and our cash flows for the years presented.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Agria Corporation
We have audited Agria Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agria Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness relating to its financial statement closing process controls to ensure significant transactions were properly reviewed, analyzed and reported in accordance with U.S. GAAP. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 consolidated financial statements and this report does not affect our report dated June 29, 2010, which expressed an unqualified opinion on those financial statements.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Beijing Nongkeyu Seeding Development Co., Ltd, which is included in the 2009 consolidated financial statements of Agria Corporation and constituted RMB42.3 million ($6.2 million) and RMB6.2 million ($0.9 million) of total and net assets, respectively, as of December 31, 2009 and RMB13,000 ($2,000) and RMB1.3 million ($0.2 million) of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Agria Corporation also did not include an evaluation of the internal control over financial reporting of Beijing Nongkeyu Seeding Development Co., Ltd excluded from the scope of management’s assessment.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Agria Corporation has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
/s/ Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
June 29, 2010
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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Sean Shao, a director and member of our audit committee, is an audit committee financial expert and an independent director.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, an independent registered public accounting firm, for the periods indicated. The fees paid in 2009 were in respect of work performed in the audit of our annual report for the period ended December 31, 2008. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2008	2009
	$	$
Audit fees(1)	911,520	1,037,233
Audit-related fees	—	—
Tax fees	—	—

	911,520	1,037,233

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The table below is a summary of the ADSs repurchased by us as of the date of this annual report. All the ADSs were purchased in the open market.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price Paid	Part of Publicly	may Yet be Purchased
Period	ADSs Purchased	Per ADS(1)	Announced Plan(2)	Under the Plan(1)
August 15, 2008	33,949	$5.0644	$171,931.32	$9,828,068.68
August 18, 2008	32,289	$5.0348	$162,568.66	$9,665,500.02
August 25, 2008	36,393	$4.7657	$173,438.12	$9,492,061.90
September 2, 2008	22,450	$4.4485	$99,868.83	$9,392,193.07
September 8, 2008	25,000	$4.2728	$106,820.00	$9,285,373.07
September 9, 2008	19	$4.2800	$81.32	$9,285,291.75
September 30, 2008	26,261	$3.2976	$86,598.27	$9,198,693.48
October 1, 2008	500	$3.3960	$1,698.00	$9,196,995.48
October 2, 2008	23,139	$3.3367	$77,207.90	$9,119,787.58
October 30, 2008	17,744	$1.9904	$35,317.66	$9,084,469.92
December 12, 2008	27,256	$1.5475	$42,178.66	$9,042,291.26
December 17, 2008	24,669	$1.6066	$39,633.22	$9,002,658.04
December 18, 2008	2,400	$1.5900	$3,816.00	$8,998,842.04
December 19, 2008	10,535	$1.6111	$16,972.94	$8,981,869.10
December 22, 2008	12,396	$1.5155	$18,786.14	$8,963,082.96
December 23, 2008	5,000	$1.4104	$7,052.00	$8,956,030.96
February 20, 2009	10,000	$0.9982	$9,982.00	$8,946,048.96
February 23, 2009	15,381	$0.9651	$14,844.20	$8,931,204.76
February 24, 2009	15,381	$0.9998	$15,377.92	$8,915,826.84
February 25, 2009	15,381	$0.9709	$14,933.41	$8,900,893.43
February 26, 2009	15,381	$0.9624	$14,802.67	$8,886,090.76
February 27, 2009	15,381	$0.9423	$14,493.52	$8,871,597.24
March 2, 2009	21,893	$0.8815	$19,298.68	$8,852,298.56
March 3, 2009	21,893	$0.8793	$19,250.51	$8,833,048.05
March 4, 2009	21,293	$0.8927	$19,008.26	$8,814,039.79
March 5, 2009	21,893	$0.8550	$18,718.52	$8,795,321.27
March 6, 2009	21,893	$0.8237	$18,033.26	$8,777,288.01
March 9, 2009	24,552	$0.8276	$20,319.24	$8,756,968.77
March 10, 2009	24,552	$0.8324	$20,437.08	$8,736,531.69
March 11, 2009	24,552	$0.8262	$20,284.86	$8,716,246.83
March 12, 2009	24,552	$0.8137	$19,977.96	$8,696,268.87
March 13, 2009	24,552	$0.8252	$20,260.31	$8,676,008.56
April 20, 2009	1,470	$1.7482	$2,569.85	$8,673,438.71
Total	620,000	$2.1396	$1,326,561.29	$8,673,438.71

(1)	Each of our ADSs represents two ordinary shares.

(2)	On August 12, 2008, we announced that our board of directors had approved a share repurchase program to repurchase from the open market up to $10 million worth of our outstanding ADSs from time to time within the next 24 months. The timing and amount of any repurchase will be determined by our management, based on market conditions, ADS price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Exchange Act. We have canceled the ADSs repurchased and their underlying ordinary shares.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.
NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

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

4.8
English Translation of Letter of Undertaking, dated as of July 13, 2007, from Juan Li, Zhaohua Qian, Zhixin Xue and Mingshe Zhang (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.9
English Translation of Spouse Statement, dated as of July 13, 2007, from Guanglin Lai, Wei Xue, Liqun Sun and Jiangping Meng (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.10
Share Purchase Agreement, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd., the Registrant, China Victory International Holdings Limited, Aero-Biotech Science & Technology Co., Ltd. and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.11
Shareholders Agreement, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd., Brothers Capital Limited and the Registrant (incorporated by reference to Exhibit 4.14 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.12
Registration Rights Agreement, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd. and the Registrant (incorporated by reference to Exhibit 4.15 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.13
Undertaking Letter, dated as of June 22, 2007, among TPG Growth AC Ltd., TPG Biotech II, Ltd., Brothers Capital Limited and the Registrant (incorporated by reference to Exhibit 4.16 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.14
Deed of Adherence, dated as of August 30, 2007, among Dubai Investment Group L.L.C., the Registrant, TPG Growth AC Ltd. and TPG Biotech II, Ltd. (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.15
Lease of Land, dated as of October 25, 2006, between Taiyuan Relord Enterprise Development Group Co., Ltd. and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.16
Deed of Agreement, dated as of May 31, 2008, among Brothers Capital Limited, Guanglin Lai, Zhaohua Qian and the Registrant (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.17
Acknowledgement and Waiver Agreement, dated as of May 27, 2008, among Brothers Capital Limited, Zhixin Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.18
Employment Agreement, dated as of May 31, 2008, between Primalights III Agriculture Development Co., Ltd. and Zhixin Xue (incorporated by reference to Exhibit 99.4 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.19
Deed of Agreement, dated as of May 31, 2008, among Zhixin Xue, Mingshe Zhang, Yan Lv and the Registrant (incorporated by reference to Exhibit 99.5 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.20
Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.21
Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

Exhibit Number	Description of Document

4.22*
English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.23*	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li

4.24*	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.25*	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.26*	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li

4.27*	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li

4.28*	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai

4.29*	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li

4.30*
English Translation of Supplemental Agreement to Exclusive Call Option Contract, dated July 22, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.31*	English Translation of Loan Contract, dated as August 4, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li

4.32*	English Translation of Equity Pledge Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.33*	English Translation of Exclusive Call Option Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.34*	English Translation of Letter of Undertaking, dated as of August 4, 2009, from Juan Li

4.35*	English Translation of Power of Attorney, dated as of August 4, 2009, from Juan Li

4.36*	English Translation of Statement of Spouse, dated as of August 4, 2009, from Guanglin Lai

4.37*	English Translation of Loan Contract, dated as August 4, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Yachao Cui

4.38*	English Translation of Equity Pledge Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.39*	English Translation of Exclusive Call Option Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.40*	English Translation of Letter of Undertaking, dated as of August 4, 2009, from Yachao Cui

4.41*	English Translation of Power of Attorney, dated as of August 4, 2009, from Yachao Cui

4.42*	English Translation of Statement of Spouse, dated as of August 4, 2009, from Aiying Zhang

4.43*	English Translation of Equity Transfer Agreement, dated August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui

4.44*	English Translation of Supplemental Agreement to Loan Contract, dated November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Jie Zhen Chen

4.45*	English Translation of Loan Contract, dated as November 3, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Jie Zhen Chen

Exhibit Number	Description of Document

4.46*	English Translation of Equity Pledge Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.47*
English Translation of Exclusive Call Option Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.48*	English Translation of Letter of Undertaking, dated as of November 3, 2009, from Jie Zhen Chen

4.49*	English Translation of Power of Attorney, dated as of November 3, 2009, from Jie Zhen Chen

4.50*	English Translation of Equity Transfer Agreement, dated November 5, 2009, between Yachao Cui and Jie Zhen Chen

4.51*	English Translation of Equity Pledge Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd.

4.52*
English Translation of Exclusive Call Option Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd.

4.53*	English Translation of Letter of Undertaking, dated as of June 30, 2008, from Hua Huang

4.54*	English Translation of Power of Attorney, dated as of June 30, 2008, from Hua Huang

8.1*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Maples and Calder

15.3*	Consent of DLA Piper UK LLP

15.4*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION
By:	/s/ Xie Tao
	Name:	Xie Tao
	Title:	Chief Executive Officer
Date: June 29, 2010

Agria Corporation

Audited Consolidated Financial Statements

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Agria Corporation
We have audited the accompanying consolidated balance sheets of Agria Corporation and its subsidiaries (together, the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agria Corporation and its subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
June 29, 2010

AGRIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2009
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),except for number of shares)

	Note	2008	2009	2009
		(RMB)	(RMB)	(US$)

ASSETS
Current assets:
Cash and cash equivalents		1,176,767	737,825	108,092
Accounts receivable (net of allowance for doubtful accounts of RMB12,853 and RMB 10,670 (US$1,563) at December 31, 2008 and 2009, respectively)	5	162,820	109,265	16,007
Inventories	6	48,488	73,372	10,749
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB1,125 and RMB 1,723 (US$252) at December 31, 2008 and 2009, respectively)	7	21,560	36,621	5,365
Amounts due from related parties	19	3,578	1,865	273

Total current assets		1,413,213	958,948	140,486

Non-current assets:
Property, plant and equipment, net	8	97,928	88,222	12,925
Investment at fair value	3	—	414,047	60,658
Investments at cost		205	7,205	1,056
Intangible assets, net	9	202,091	389,101	57,004
Goodwill	4	—	9,817	1,437
Non-current prepayments	7	251,105	40,738	5,968
Deferred tax assets	17	437	3,480	510
Other assets, net	10	112,783	94,595	13,858

Total non-current assets		664,549	1,047,205	153,416

Total assets		2,077,762	2,006,153	293,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	11	8,800	8,750	1,282
Tax payable	17	2,487	—	—
Accounts payable		3,500	8,126	1,190
Accrued expenses and other liabilities	12	36,733	77,184	11,306
Deferred revenue		1,536	—	—
Amounts due to related parties	19	—	6	1
Deferred tax liability	17	—	63	9

Total current liabilities		53,056	94,129	13,788

Non-current liabilities:
Deferred tax liability	17	180,558	191,154	28,004
Amount due to related parties	19	8,588	8,384	1,228

Total non-current liabilities		189,146	199,538	29,232

Total liabilities		242,202	293,667	43,020

Commitments and contingencies	22
Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,800,000 and 125,160,000 shares issued and outstanding at December 31, 2008 and December 31, 2009, respectively)	13	—	—	—
Additional paid-in capital		2,368,520	2,381,377	348,874
Statutory reserves	16	76,953	76,953	11,274
Accumulated other comprehensive loss		(77,653)	(78,309)	(11,472)
Accumulated deficit		(532,260)	(667,535)	(97,794)

Total shareholders’ equity		1,835,560	1,712,486	250,882

Total liabilities and shareholders’ equity		2,077,762	2,006,153	293,902

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2007, 2008 and 2009
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Note	2007		2008		2009		2009
		(RMB)		(RMB)		(RMB)		(US$)

Revenue:
Corn seeds			343,743		257,144		107,529		15,752
Sheep products			255,508		148,457		38,426		5,630
Seedlings (including related party amounts of RMB14,500, RMB4,180 and RMBnil (US$nil) for 2007, 2008 and 2009, respectively)			71,505		62,463		31,013		4,543

Total revenue			670,756		468,064		176,968		25,925

Cost of revenue:
Corn seeds			(203,709)		(153,029)		(67,186)		(9,843)
Sheep products			(72,716)		(74,701)		(34,616)		(5,071)
Seedlings (including related party amounts of RMB4,785, RMB1,760 and RMBnil (US$nil) for 2007, 2008 and 2009, respectively)			(20,459)		(33,436)		(17,526)		(2,568)
Write down of Inventories	6		—		(16,686)		(22,508)		(3,297)

Total cost of revenue			(296,884)		(277,852)		(141,836)		(20,779)

Gross profit			373,872		190,212		35,132		5,146

Operating income (expense):
Selling expenses			(36,443)		(18,585)		(5,744)		(842)
General and administrative expenses			(25,723)		(896,977)		(133,203)		(19,515)
Research and development expenses			(3,080)		(20,247)		(14,541)		(2,130)

Total operating expenses			(65,246)		(935,809)		(153,488)		(22,487)

Operating profit (loss)			308,626		(745,597)		(118,356)		(17,341)
Interest income			8,700		34,531		8,778		1,286
Interest expense (including related party amounts of RMB6,567, RMB615 and RMB601 (US$88) for 2007, 2008 and 2009, respectively)			(8,260)		(1,147)		(1,639)		(240)
Exchange loss			(7,745)		(11,812)		(16,602)		(2,432)
Unrealized loss in investment	3		—		—		(548)		(80)
Other expense			(680)		(2,657)		(283)		(42)
Other income			578		1,256		4,290		630

Income (loss) before income tax			301,219		(725,426)		(124,360)		(18,219)
Income tax	17		(159,001)		(25,576)		(10,915)		(1,599)

Net income (loss)			142,218		(751,002)		(135,275)		(19,818)

Earnings (loss) per share:
Basic	18	RMB	1.37	RMB	(5.95)	RMB	(1.08)	US	(0.16)

Diluted	18	RMB	1.34	RMB	(5.95)	RMB	(1.08)	US	(0.16)

Weighted average number of ordinary shares outstanding:
Basic	18		103,978,082		126,262,529		125,271,946		125,271,946

Diluted	18		106,091,889		126,262,529		125,271,946		125,271,946

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2008 and 2009
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income (loss)	142,218	(751,002)	(135,275)	(19,818)
Adjustments to reconcile net income to net cash provided by operating activities:
P3A Settlement (Note 20)	—	768,540	—	—
Deferred income tax	157,032	23,088	10,915	1,599
Unrealized loss in investment	—	—	548	80
Share-based compensation	13,311	45,299	14,833	2,173
Loss on disposal of property, plant and equipment and other assets	917	7,496	20,325	2,978
Depreciation	11,226	13,766	16,479	2,414
Amortization of intangible assets	5,350	12,636	24,292	3,559
(Reversal)/allowance for doubtful accounts	(1,949)	12,815	7,346	1,076
Write-down of inventories	86	16,622	22,508	3,297
Imputed interest on ultimate controlling shareholder’s loan	1,822	—	—	—
Imputed interest on amounts due to related parties	629	615	601	88
Changes in operating assets and liabilities:
Accounts receivable	(40,887)	25,122	47,404	6,945
Inventories	(2,016)	(5,173)	(34,936)	(5,118)
Prepayments and other current assets	(24,528)	35,237	(8,697)	(1,274)
Amounts due from related parties	(398)	(3,027)	1,719	252
Deferred revenue	1,122	414	(1,536)	(225)
Tax payable	—	2,488	(2,507)	(367)
Accounts payable	(18,175)	(5,511)	3,939	577
Accrued expenses and other liabilities	14,341	5,262	6,163	903
Amounts due to related parties	2,514	(1,025)	(805)	(118)
Non-current prepayments	(3,227)	5,434	403	59

Net cash provided by (used in) operating activities	259,388	209,096	(6,281)	(920)

Cash flows from investing activities:
Payment for investment in PGW (note 3)	—	—	(414,595)	(60,739)
Payment for investment at cost	—	—	(7,000)	(1,026)
Business acquisition (net of cash received) (note 4)	—	—	516	76
Acquisition of property, plant and equipment and other assets (including related party amounts of RMB20,020, RMBnil and RMBnil (US$nil) for 2007, 2008 and 2009, respectively)	(67,557)	(69,215)	(3,400)	(498)
Prepayment for acquisition of property, plant and equipment and intangible assets	(10,900)	(256,361)	—	—
Acquisition of intangible assets	(119,068)	(25,227)	(5,502)	(806)
Proceeds from disposal of property, plant and equipment and other assets	269	13,167	—	—
Loan to related parties	900	—	—	—

Net cash used in investing activities	(196,356)	(337,636)	(429,981)	(62,993)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2007, 2008 and 2009
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary shares redemption rights	76,155	—	—	—
Proceeds from initial public offering, net of issuance cost	1,329,995	—	—	—
Proceeds from short-term borrowings	34,800	17,600	8,750	1,282
Repayment of short-term borrowings	(56,540)	(23,960)	(8,800)	(1,289)
Repayment of long-term borrowings	(1,500)	—	—	—
Dividends paid	(56,774)	—	—	—
Repayment of loan from shareholders	(29,992)	—	—	—
Repurchase of shares	—	(7,252)	(1,976)	(289)

Net cash used in financing activities	1,296,144	(13,612)	(2,026)	(296)

Effect of exchange rate changes on cash and cash equivalents	(14,805)	(68,234)	(654)	(96)

Net increase in cash and cash equivalents	1,344,371	(210,386)	(438,942)	(64,305)
Cash and cash equivalents at the beginning of year	42,782	1,387,153	1,176,767	172,397

Cash and cash equivalents at the end of year	1,387,153	1,176,767	737,825	108,092

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	5,609	1,147	—	—

Acquisition of property, plant and equipment, intangible assets and other assets through utilization of non-current prepayment	3,338	802	209,311	30,644

Nonmonetary exchange of other assets — breeder sheep (note 10)	—	—	11,859	1,737

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2007, 2008 and 2009
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

					Accumulated
			Additional		Other	Retained	Total
	Number of	Ordinary	Paid-in	Statutory	Comprehensive	Earnings	Shareholders’
	Ordinary Shares	Shares	Capital	Reserves	Loss	(deficit)	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of December 31, 2006	100,000,000	—	8,098	76,953	—	269,085	354,136
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,822	—	—	—	1,822
Comprehensive income
Net income for the year	—	—	—	—	—	142,218	142,218
Foreign currency translation adjustments	—	—	—	—	(9,421)	—	(9,421)

Total comprehensive income							132,797
Capital contribution from a shareholder (Note 15)	—	—	7,426	—	—	—	7,426
Issue of redemption rights to redeemable ordinary shares (Note 15)	—	—	3,618	—	—	—	3,618
Reclassification of ordinary shares subject to redemption (Note 15)	(6,250,000)	—	(20,142)	—	—	(135,787)	(155,929)
Initial public offering of ordinary shares	24,000,000	—	1,332,084	—	—	—	1,332,084
Reclassification of redeemable ordinary shares upon expiration of redemption rights (Note 15)	6,250,000	—	152,173	—	—	—	152,173
Conversion of series A redeemable convertible preferred shares into ordinary shares (Note 14)	2,400,000	—	63,543	—	—	—	63,543
Stock-based compensation expense	—	—	13,311	—	—	—	13,311
Dividends paid	—	—	—	—	—	(56,774)	(56,774)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
For the years ended December 31, 2007, 2008 and 2009
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”) except for number of shares)

					Accumulated
			Additional		Other	Retained	Total
	Number of	Ordinary	Paid-in	Statutory	Comprehensive	Earnings	Shareholders’
	Ordinary Shares	Shares	Capital	Reserves	Loss	(deficit)	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of December 31, 2007	126,400,000	—	1,561,933	76,953	(9,421)	218,742	1,848,207
Comprehensive loss
Net loss for the year	—	—	—	—	—	(751,002)	(751,002)
Foreign currency translation adjustments	—	—	—	—	(68,232)		(68,232)

Total comprehensive loss							(819,234)
P3A Payment (Note 22)	—	—	768,540	—	—	—	768,540
Repurchase of shares (Note 13)	(600,000)	—	(7,252)	—	—	—	(7,252)
Share based compensation	—	—	45,299	—	—	—	45,299

Balance as of December 31, 2008	125,800,000	—	2,368,520	76,953	(77,653)	(532,260)	1,835,560
Comprehensive income
Net loss for the year	—	—	—	—	—	(135,275)	(135,275)
Foreign currency translation adjustments	—	—	—	—	(656)	—	(656)

Total comprehensive loss							(135,931)
Repurchase of shares (Note 13)	(640,000)	—	(1,976)	—	—	—	(1,976)
Share based compensation	—	—	14,833	—	—	—	14,833

Balance as of December 31, 2009	125,160,000	—	2,381,377	76,953	(78,309)	(667,535)	1,712,486

Balance as of December 31, 2009, in US$		—	348,874	11,274	(11,472)	(97,794)	250,882

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
1.	Corporation Information and Basis of Presentation

The Company, through its subsidiaries and variable interest entities (VIEs) (collectively the “Group”), is primarily involved in the research and development, production and sale of upstream agricultural productions. The Company does not conduct any substantive operations of its own and conducts its primary business operations through VIEs in the PRC. PRC Laws and regulations prohibit or restrict foreign ownership of research and development, production and sale of hybrid food crop businesses. To comply with these foreign ownership restrictions, the Group operates its research and development, production and sale of upstream agricultural productions in the PRC through its VIEs.

Primalights III Modern Agriculture Development Co., Ltd (“P3A”), a company incorporated under the laws of the People’s Republic of China (the “PRC”) on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep products and seedlings. In October 2003, China Victory International Holdings Limited (“China Victory”), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the “Acquisition”) with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The Acquisition was structured in this manner because of the aforementioned legal restrictions placed on foreign ownership.

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the “WOFE” or “Agria China”). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements (collectively, the “Contractual Agreements”) with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A’s shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. During 2008, the number of shareholders in P3A changed from 4 individuals to 5 individuals, all of whom have entered into the Contractual Agreements. Agria China has a legal obligation to provide funding for all losses incurred by P3A.

In November 2008, Shenzhen Guanli Agricultural Technology Co., Ltd. (“Guanli”) was set up using contractual agreements substantially consistent with those described above such that Agria Brother Biotech (Shenzhen) Co., Ltd. (“Agria Brother”) effectively controlled Guanli. As at December 31, 2009, the 100% legal interest in Guanli is held by two PRC individuals.

In September 2009, Shenzhen Agria Agricultural Co., Ltd (“Agria Agricultural”) was set up with 51% interests legally held by Guanli and 49% interest legally held by another individual. In September 2009, Shenzhen Zhongyuan Agriculture Ltd. Co. (“Zhongyuan”) was set up with 95% interests legally held by Ms. Li Juan, the wife of Mr. Guanglin Lai, the chairman of board of directors, and 5% interests legally held by another individual shareholder. Agria Brother has entered into the aforementioned Contractual Agreements with the individual legal shareholders of Agria Agricultural and Zhongyuan, respectively. Agria Brother has a legal obligation to provide funding for all losses incurred by Guanli, Agria Agricultural and Zhongyuan.

Through the aforementioned agreements, WOFE and Agria Brother demonstrate their ability and intention to exercise the ability to absorb substantially all of the profits and all of the expected losses of P3A, Guanli, Agria Agricultural and Zhongyuan. Accordingly, WOFE and Agria Brother are the primary beneficiaries of P3A, Guanli, Agria Agricultural and Zhongyuan and consolidates their operating results in accordance with Accounting Standards Codification (“ASC”) 810 “Consolidation” (Pre-codification: Financial Accounting Standards board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, and Interpretation of ARB NO. 51).

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
1.	Corporation Information and Basis of Presentation (continued)

Also, on June 21, 2007, the controlling shareholder along with the minority shareholder of Aero-Biotech Group Limited (“Aero-Biotech”) which later changed its name to Agria Group Limited, exchanged their entire equity interest in the company in return for all the equity interest in Agria Corporation (the “Company”), a company established under the laws of the Cayman Islands, on a pro-rata basis. As a result of the exchange, the shareholders’ respective interest in the Company was identical to their respective interest in Aero-Biotech immediately prior to the share exchange. The above noted share exchange transactions have been accounted for as reorganizations of entities under common control in a manner similar to a pooling-of-interest. Accordingly, these transactions have been accounted for at historical cost. These consolidated financial statements reflect the financial position and operating results of the Company and its subsidiaries and VIEs as if the above transactions were completed throughout the periods presented. All share and per share data have been presented to give retroactive effect to these share exchanges.

On April 1 2008, Agria Brother was established in the PRC as a wholly-owned subsidiary by China Victory with a registered capital of US$29,000,000. The principal activity of Agria Brother is to provide biotechnology related services.

On September 30, 2009, Guanli acquired from a third party 100% equity interest in Beijing Nongkeyu Seeding Development Co., Ltd (“Nongkeyu”). (Note 4)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
1.	Corporation Information and Basis of Presentation (continued)
As of December 31, 2009, the Company’s subsidiaries consist of the following entities:

	Date of	Place of	Percentage of	Principal
Name	incorporation	incorporation	shareholdings	Activities

Agria China	March 29, 2007	PRC	100%	Research and development

Aero-Biotech	July 6, 2005	BVI	100%	Investment holding

China Victory	September 19, 2003	Hong Kong	100%	Investment holding

Agria Brother	April 11, 2008	PRC	100%	Service of biotechnology and investment holding

Agria Biotech Overseas Ltd (“Agria Overseas”)	November 5, 2009	Hong Kong	100%	Sale of upstream agricultural products and investment holding

Southrich Limited (“Southrich”)	September 29, 2009	BVI	100%	Investment holding

Agria (Singapore) Pte. Ltd (“Agria Singapore”)	December 19, 2009	BVI	100%	Investment holding
As of December 31, 2009, the Company consolidates the following VIEs and their consolidated subsidiaries which comprise substantially all of the Group’s operations:

	Date of	Place of	Principal
Name	incorporation	incorporation	Activities

P3A	April 20, 2000	PRC	Research, development, production and sale of upstream agricultural products

Guanli	November 6, 2008	PRC	Investment holding

Nongkeyu *	August 31, 1998	PRC	Research, production and marketing of edible corn seeds

Agria Asia International Ltd (“Agria Asia”) *	November 5, 2009	Hong Kong	Sale of upstream agricultural products

Agria Agricultural	September 16, 2009	PRC	Research and development

Zhongyuan	September 16, 2009	PRC	Research and development, service, sales and investment

Agria Hong Kong Ltd (“Agria Hong Kong”) **	November 5, 2009	Hong Kong	Investment holding

*	Agria Asia and Nongkeyu are 100% owned by Guanli

**	Agria Hong Kong is 100% owned by Zhongyuan

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
1.	Corporation Information and Basis of Presentation (continued)
The carrying amount of the total assets and total liabilities of VIEs as of December 31, 2009 were RMB 1,110.3 million (US$162.7 million), and RMB 239.7 million (US$35.1 million) respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. The amount of the net assets of VIEs as of December 31, 2009 were RMB 870.6 million (US$127.5 million). In addition, the Group has not provided any financial or other support that it was not previously contractually required to provide during the periods presented to VIEs.
2.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.
Foreign Currency
The functional currency of the Company, Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Southrich and Agria Singapore is the United States dollar. The functional currency of Agria China, Agria Brother and VIEs is RMB as determined based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall” (Pre-Codification: SFAS No. 52, “Foreign Currency Translation”). The reporting currency of the Company is RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.
On consolidation, the financial statements of the Company and its subsidiaries that use the United States dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Convenience Translation
Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.8259 on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory write down, impairment assessment and useful lives determination of property plant and equipment, intangible assets, goodwill and other long-lived assets, recognition of deferred income taxes, impairment assessment of certain investments and consolidation of VIEs.
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
For the years ended December 31, 2007, 2008 and 2009
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
All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2007, 2008 and 2009 amounted to RMB358,937, RMB861,976 and RMB168,578 (US$24,697), respectively.
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
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Intangible Assets
Land use rights
Prepaid land use rights are recorded at the amount paid less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement ranging from 10 to 46 years.
Acquired technologies
Acquired technologies which consist primarily of purchased technology know-how related to the production of corn seeds and breeder sheep are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives from 3 to 5 years.
Software
Software consists of computer software purchased from third party developers for internal use with estimated useful life of 5 years.
Investments
Investments in privately held entities, which are not readily marketable or have quoted market prices, are recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of operations. The Company assesses its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and market environment of the investees.
In accordance with ASC 825-10 “Financial Instruments — overall” (Pre-codification: SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”), the Company elected to account for its equity investee in which the Company exercises significant influence using fair value as determined by the investee’s quoted market price (see Note 3). Accordingly, the investment is reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations.
Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at December 31, 2009 was related to the Company’s acquisition of Nongkeyu (note 4). In accordance with the provisions of ASC 350-20, Intangibles, Goodwill and Other (Pre-codification: SFAS No. 142, Goodwill and Other Intangible Assets), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. If the carrying value of the reporting unit to which goodwill is allocated is less than the reporting unit’s fair value, goodwill is considered to be impaired. A reporting unit’s fair value is determined based on its expected cash flows. The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value. Subsequent reversal of goodwill impairment loss is prohibited. Goodwill has been assigned to Nongkeyu, a component of the Company’s corn seeds operating segment, for purposes of impairment testing.. No impairment charge has been recognized for the year ended December 31, 2009.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
Revenue Recognition
The Group’s primary business activity is to produce and sell corn seeds, sheep products and seedlings. The Company records revenue when the criteria of ASC 605-10 “Revenue Recognition: Overall” (Pre-Codification: Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104) are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.
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
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)
For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, the contingent fee is not recognized as revenue until the growth criteria and all other revenue recognition criteria are met, which generally takes place from one month to six months after delivery of the seedlings. Since 2009 the additional fee billable upon meeting specified growth criteria is not provided in the terms of contract. In 2009, the sales contracts for seedlings did not specify any explicit growth criteria. Instead, the Company obtained customer approval indicating their acceptance of the products received. Accordingly, revenues for these contracts have been recognized upon receipt of customer acceptance assuming all other revenue recognition criteria were met.
To extent payment is received from the customer in advance of meeting the revenue recognition criteria, such amount is recorded as deferred revenue.
In November 2009, the Group waived RMB6 million (US$879,005) of outstanding accounts receivable from certain corn seeds customers. This concession was provided to assist the customers in overcoming the negative impacts of extreme drought that they experienced in 2009. While the extreme drought has had a negative impact on these customers, the Group does not believe it has created probable doubt on their credit worthiness and their ability to comply with the original sales contract terms which the Group intends and has the ability to enforce. Historically the Group has not granted any form of concession to its customers. The Group does not intend to provide concessions to either change the sales price or waive accounts receivable in the future and therefore, the accounts receivable waiver provided in November 2009 is not considered a business practice that would not violate the revenue recognition criteria for fixed or determinable fees.
Cost of Revenue
Cost of revenue includes direct and indirect production costs, as well as transportation and handling costs for products sold. Business taxes at the rate of 5% on consultancy service, license and technical support and service fees charged by Agria China to P3A are included in the cost of revenues. These business taxes are levied by the PRC government.
Research and Development Costs
Research and development costs are expensed as incurred.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
Advertising Expenditure
Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB3,032,000, RMB5,000,000 and RMBnil (US$nil) for each of the years ended December 31, 2007, 2008 and 2009, respectively.
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
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Accounting for Uncertain Income Tax Positions
On January 1, 2007, the Group adopted ASC 740-10, “Income taxes: Overall” (Pre-codification: FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109”), to account for uncertainties in income taxes. The Group’s adoption of ASC 740-10 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007.
The Company has elected to classify interest due on any underpayment of income taxes and penalties, if and when required, within general and administrative expenses.
Share-based Compensation
Stock awards granted to employees and non-employee are accounted for under ASC 718-10, “Compensation-Stock Compensation: Overall” (Pre-Codification: SFAS No. 123(R), Share-Based Payment), and ASC 505-50, “Equity: Equity-based Payments to Non-Employees” (Pre-Codification: EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services), respectively.
In accordance with ASC 718-10, all grants of equity awards to employees are recognized in the financial statements based on their grant date fair values. The Company elected to recognize compensation cost for equity awards with only service conditions on a straight-line basis over the requisite service period for the entire award with the limitation that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.
ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
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
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Comprehensive Income
Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.
Leases
Leases are classified at inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed over the lease term. The Group has no capital leases for any of the years stated herein.
Earnings (loss) Per Share
Earnings (loss) per share are calculated in accordance with ASC 260, “Earnings Per Share” (Pre-Codification: SFAS No. 128, “Earnings per Share”). Basic earnings (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable, convertible preferred shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. The dilutive effect of outstanding share options is reflected in the diluted earnings per share by application of the treasury stock method.
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
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Fair Value of Financial Instruments
The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, short-term bank borrowings and amounts due to/from related parties approximate their fair value due to the short-term maturity of these instruments.
The long-term bank borrowings approximate their fair value as their interest rates approximate market interest rates.
Segment Reporting
The Company follows ASC 280-10, “Segment Reporting: Overall” (Pre-codification: SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”) for its segment reporting.
The Company operates and manages its business in three segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. The Company generates substantially all of its revenues from customers in the PRC. Accordingly, no geographical segments are presented.
Recent Accounting Pronouncements
In May 2010, the FASB issued Accounting Standards Update No. 2010-19, “Foreign Currency Issues: Multiple Foreign Currency Exchange Rates.” The guidance provides clarification of accounting treatment when reported balances in an entity’s financial statements differ from their underlying U.S. dollar denominated values due to different rates being used for remeasurement and translation. The guidance indicates that upon adopting highly inflationary accounting for Venezuela, since the U.S. dollar is now the functional currency of a Venezuelan subsidiary, there should no longer be any differences between the amounts reported for financial reporting purposes and the amount of any underlying U.S. dollar denominated value held by the subsidiary. Therefore, any differences between these should either be recognized in the income statement or as a cumulative translation adjustment, if the difference was previously recognized as a cumulative translation adjustment. The amendments in this Update are effective as of the announcement date of March 18, 2010. The company will adopt the amendment for its fiscal year commencing January 1, 2010. The Company does not expect the provisions of this new standard to have a material effect on its financial position, results of operations or cash flows.
In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-18 (ASU 2010-18), Receivables (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That Is Accounted for as a Single Asset-a consensus of the FASB Emerging Task Force. The amendments in this Update are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively. Early application is permitted. The Company does not expect the provisions of this new standard to have a material effect on its financial position, results of operations or cash flows.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
In June 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (Pre-codification: SFAS No. 167, Amendments to FASB Interpretation No. 46(R)), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. ASU 2009-17 also replaces the quantitative based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, ASU 2009-17 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 is effective for interim and annual reporting periods beginning after November 30, 2009. The Group is currently evaluating whether the adoption of ASU 2009-17 will have a significant effect on its consolidated financial position, results of operations or cash flows.
In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-13 (ASU 2010-13), Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a consensus of the FASB Emerging Issues Task Force. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
In February 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-08 (ASU 2010-08), Technical Corrections to Various Topics. This amendment eliminated inconsistencies and outdated provisions and provided the needed clarifications to various topics within Topic 815. The amendments are effective for the first reporting period (including interim periods) beginning after issuance (February 2, 2010), except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganization (Subtopic 852-740) should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For those reorganizations reflected in interim financial statements issued before the amendments in this Update are effective, retrospective application is required. The clarifications of the guidance on the embedded derivates and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts (hybrid instruments) containing embedded derivative features at the date of adoption. The Company is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group is currently assessing the impact, if any, of the adoption of ASU 2010-06 on its consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
In February 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-09 (ASU 2010-09), Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This amendment addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (paragraph 855-10-50-4). All of the amendments in this update are effective upon issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.
In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of this new standard to have a material effect on its financial position, results of operations or cash flows.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
2.	Summary of Significant Accounting Policies (continued)
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2009, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.
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
Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible. It is difficult to predict the effect of this change to the foreign exchange rate of the RMB in the future.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
3.	Investment in PGW
On October 16, 2009, the Company and PGW have entered into a strategic partnership and have jointly undertaken to work to create value for both companies through the advancement of agricultural technology and the development of new markets.
In October 2009, the Company invested in PGW through the placement of 41.1 million newly issued shares representing 11.52% of PGW’s share capital, at NZD$0.88 per share, at a value of NZ$36.2 million. (US$25.3 million)
In November 2009, together with all existing shareholders’ PGW in a pro rata basis, the Company subscribed for additional 46.2 million shares at an aggregate price of NZ$20.8 million (US$14.6 million) without changes in the percentage of shareholding before and after the subscription.
On December 23, 2009, one of the existing shareholders of PGW, sold to the Company 56.8 million of PGW’s share rights by the price of NZ$0.025 per share right. The Company exercised these rights and subscribed for 56.8 million shares at an aggregate consideration of NZ$27.0 million (US$18.9 million). Upon the completion of the acquisition, The Company held an equity interest of 19.0% in PGW which enable it to have 2 directors on PGW’s board. Accordingly, the Company determined that its representation on the board of directors of this investee enables it to apply significant influence over PGW.
Under the agreement signed between the Company and PGW in November 2009, PGW agreed to issue Convertible Redeemable Notes (“CRNs”) having an aggregate principal amount of US$25 million to the Company with the proceeds being invested as new capital into PGG Wrightson Finance, to enhance regulatory capital and provide greater liquidity and capacity for growth in that business. As a result, PGW issued the CRNs to Agria Asia on January 15, 2010 (Note 26(a)).
The Company elects to apply the fair value option for its equity investment in PGW which otherwise would be accounted for using equity method accounting because it believes a readily determinable fair value based on the investee’s quoted market price provides investors with the most relevant and reliable information in assessing its value. The Company recognized the decline in fair value, which amounted to RMB 547,837 (US$80,258), between its acquisition date (December 23, 2009) and December 31, 2009 in the consolidated statements of operations.
4.	Business Acquisition
In order to expand its spectrum of agricultural research, on September 30, 2009, Guanli acquired a 100% equity interest of Nongyeku, an entity engaged in research and sales of agriculture products in the PRC, for RMB5,000,000 (US$732,504). The acquisition has been accounted for as a business acquisition in accordance with ASC 805-10, “Business Combinations: Overall” (Pre-codification: SFAS No. 141(R), Business Combinations). The results of Nongkeyu’s operations have been included in the consolidated financial statements since its acquisition date.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
The following table summarizes the fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	(RMB’000)	(US$’000)
Cash	5,516	808
Accounts receivable	596	87
Inventory	12,456	1,825
Other current assets	6,446	944
Property and equipment, net	1,355	199
Other non-current assets	508	74
Payable for acquisition of technology	(5,086)	(745)
Advance from customers	(13,674)	(2,003)
Other current liabilities	(16,233)	(2,378)
Deferred tax assets, non current	3,362	494
Deferred tax liability, current	(63)	(9)
Goodwill	9,817	1,437

Purchase consideration	5,000	733

The goodwill recognized represents expected synergies from combining operations of Nongkeyu and its intangible assets that do not qualify for separate recognition with the operations of the Company. Goodwill has been assigned to Nongkeyu, a component of the Company’s corn seeds operating segment, for purposes of impairment testing.
Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Group’s consolidated financial results.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
5.	Accounts Receivable
Accounts receivable consist of the following:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	175,673	119,935	17,570
Less: Allowance for doubtful accounts	(12,853)	(10,670)	(1,563)

	162,820	109,265	16,007

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(3,467)	(38)	(12,853)	(1,883)
Provision for doubtful collection	—	(12,848)	(14,664)	(2,148)
Collections of doubtful debt previously provided for	3,429	33	7,916	1,160
Write-offs	—	—	8,931	1,308

Balance at the end of the year	(38)	(12,853)	(10,670)	(1,563)

6.	Inventories
Inventories consist of the following:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	6,805	7,447	1,091
Work in progress	4,674	6,339	929
Finished goods	37,009	59,586	8,729

	48,488	73,372	10,749

Total Inventory write-off amounted to RMBnil, RMB16,686,000 and RMB22,508,000 (US$3,297,000) for the years ended December 31, 2007, 2008 and 2009, respectively, and presented separately as a component of cost of sales represent non-salable, low quality inventory.
During 2009, severe snowstorms and drought caused an inventory write-off of approximately RMB13.8 million (US$2.0 million) which was recorded as an operating expense within general and administrative expenses on the consolidated statements of operations. During 2008, a warehouse fire caused an inventory write-off of approximately RMB7.8 million which was recorded as an operating expense within general and administrative expenses on the consolidated statements of operations.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
7.	Prepayments and Other Current Assets
Prepayments and other current assets consist of the following:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)
Non-current assets
Non-current Prepayments (1)	251,105	40,738	5,968

Current assets
Prepayments	7,999	4,985	730
Advances to suppliers (2)	8,124	29,732	4,356
Individual income tax withholdings receivable	1,045	1,005	147
Other receivable (3)	4,000	1,772	259
Others	1,517	850	125
Less: Allowance for doubtful accounts	(1,125)	(1,723)	(252)

	21,560	36,621	5,365

(1)
In 2008, the Group prepaid RMB 244.8 million for leasing two parcels of land for a lease term from January 1, 2009 to December 31, 2038. In 2009, RMB 204.8 million was transferred to land use rights upon completion of the legal registration process.

(2)
The amount represents interest-free payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of corn seeds. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to placing the advance. To date, the Group has not experienced any loss on advances to suppliers.

(3)	The Group cancelled its purchase of technologies know-how related to the production of corn seeds in 2008, the related prepayment of RMB 1 million (US$146, 501) have been received in June 2009.

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	—	(1,480)	(1,125)	(165)
Provision for doubtful accounts	(1,480)	—	(598)	(87)
Collections of doubtful debt previously provided for	—	355	—	—

Balance at the end of the year	(1,480)	(1,125)	(1,723)	(252)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
8.	Property, Plant and Equipment, Net
Property, plant and equipment consist of the following:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Buildings and improvements	80,446	72,499	10,621
Plant and machinery	7,797	7,240	1,061
Furniture and office equipment	2,950	4,265	625
Motor vehicles	7,652	9,509	1,393
Construction in progress	12,520	12,937	1,895

	111,365	106,450	15,595
Less: Accumulated depreciation	(13,437)	(18,228)	(2,670)

	97,928	88,222	12,925

Depreciation expense was RMB3,982,080, RMB5,124,550 and RMB 7,238,431 (US$1,060,436) for each of the years ended December 31, 2007, 2008 and 2009, respectively.
9.	Intangible Assets, Net
Intangible assets as of December 31, 2008 consist of the following:

	Gross
	Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
	(RMB’000)	(RMB’000)	(RMB’000)

Land use rights	192,658	(13,093)	179,565
Acquired technology	35,771	(13,429)	22,342
Software	256	(72)	184

Balance, end of year	228,685	(26,594)	202,091

Intangible assets as of December 31, 2009 consist of the following:

	Gross
	Carrying	Accumulated	Net Carrying	Net Carrying
	Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	397,457	(28,541)	368,916	54,046
Acquired technology	42,273	(22,217)	20,056	2,938
Software	256	(127)	129	19

Balance, end of year	439,986	(50,885)	389,101	57,004

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
9.	Intangible Assets, Net (continued)
Amortization expense for the years ended December 31, 2007, 2008 and 2009 were RMB5,350,263, RMB12,635,581 and 24,291,800 (US$3,558,769), respectively.
The land use rights increased by RMB204.8 million in 2009 as a result of the acquisition and registration of the rights to use two parcels of land in the PRC.
The Company purchased technological rights related to the production of corn seeds from third parties in 2009, amounting to RMB6.5 million (US$952,548).

The intangible assets acquired during the year have a weighted average amortization period of 17.12 years. The acquired land use rights and technologies during the year have weighted average amortization periods of 20 years and 3 years, respectively.

Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

Year ending December 31	(RMB’000)	(US$’000)

2010	26,311	3,855
2011	22,238	3,258
2012	19,237	2,818
2013	18,371	2,691
2014	17,983	2,635
Thereafter	284,961	41,747

	389,101	57,004

10.	Other Assets, Net

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Breeder sheep	33,323	16,234	2,378
Date trees	91,012	91,012	13,333

	124,335	107,246	15,711
Less: Accumulated depreciation	(11,552)	(12,651)	(1,853)

	112,783	94,595	13,858

Depreciation expense was RMB7,243,920, RMB8,640,970 and RMB9,240,270 (US$1,353,707) for each of the years ended December 31, 2007, 2008 and 2009, respectively.

The Group entered into barter agreements whereby it exchanges its breeder sheep for breeder sheep of a different type from third parties. Such exchanges lack commercial substance because the risk, timing, and amount of cash flows expected from the two types of breeder sheep are not significantly different. Accordingly, these exchanges have been measured based on the carrying value of the breeder sheep sold which approximated RMB 11.8 million (US$1.7 million) for the year ended December 31, 2009 (2008 — RMBnil).

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
11.	Bank Borrowings

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Short-term	8,800	8,750	1,282

As of December 31, 2009, short-term bank borrowings were from one bank repayable through December 22, 2010, and bearing a weighted average interest rate of 10.18% per annum (2008: 12.83%). Short-term bank borrowing as of December 31, 2009 and 2008 were guaranteed by Taiyuan Relord.

The Group did not pay any fees to obtain the guarantees in relation to short-term bank borrowings in 2007, 2008 and 2009.
12.	Accrued Expenses and Other Liabilities
The components of accrued expenses and other liabilities are as follows:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	7,423	8,601	1,260
Individual income tax withholdings (Note 22)	15,709	17,594	2,578
Sales commission due to sales staff	2,291	2,115	310
Advance from customers	—	11,494	1,684
Business tax and other taxes	6,495	6,684	979
Deferred government grant (i)	1,200	1,200	176
Unrecognized tax benefit and related interests and penalties (Note 17)	1,969	8,696	1,274
Accrued expenses	468	12,151	1,780
Payable for acquisition of technology (Note 4)	—	5,086	745
Others	1,178	3,563	520

	36,733	77,184	11,306

(i)
Deferred government grant received are conditional on the Company establishing an agricultural products market network without specifying requested date of completion or repayment provision. The network was not established as of December 31, 2009.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
13.	Ordinary Shares

Shares	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Authorised:
499,900,000,000 ordinary shares of US$0.0000001 each Issued and outstanding:
125,800,000 and 125,160,000 ordinary shares with par value of US$0.0000001 at December 31, 2008 and December 31, 2009, respectively	—	—	—

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

During the year ended December 31, 2009, the Company had repurchased 320,000 ADSs (2008: 300,000) at an average price of US$0.90 (2008: US$3.55) per ADS, including transaction costs. Under Cayman Islands’ law, the shares are cancelled upon repurchased. Accordingly, any excess of purchase price over par value is recorded against the additional paid-in-capital account.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
14.	Series A Redeemable Convertible Preferred Shares

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

The Company has determined there are no embedded derivatives subject to bifurcation because the embedded conversion option and the contingent redemption option do not meet the net settlement or payment provision under paragraph 6c of ASC 815-15-83 “Derivatives and Hedging — Scope and Scope Exceptions — Definition of Derivative Instrument” (Pre-codification : SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities). There is also no beneficial conversion feature related to the issuance of preferred shares as the estimated fair value of the ordinary shares is less than the effective conversion price on the date of issuance.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
14.	Series A Redeemable Convertible Preferred Shares (continued)

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

15.	Redeemable Ordinary Shares

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

16.	Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of P3A, P3A is required to provide the following statutory reserves which are appropriated from its net profit as reported in its PRC statutory financial statements:

(i)	Statutory common reserve fund

P3A is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of P3A. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. The appropriation of the fund had reached 50% of the registered capital of P3A, and P3A ceased providing such reserve since 2007.

(ii)	Statutory common welfare fund

Before January 1, 2006, P3A was required each year to transfer 5% of the profit after tax as reported in its PRC statutory financial statements to the statutory common welfare fund. This fund was used for the collective welfare of the staff and workers of P3A. According to the revised Company Law of the PRC effective January 1, 2006, P3A was no longer required to make appropriation to the statutory common welfare fund and has ceased providing for the reserve. The balance of the statutory common welfare fund was then transferred to the statutory common reserve fund.

The statutory common reserve fund and statutory common welfare fund are not distributable except upon liquidation.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
17.	Income Taxes

Under the laws of the Cayman Islands and BVI, the Company, Aero-Biotech, Southrich Limited and Agria Singapore are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations. However, the Company is subject to income tax at the rate of 25% on its taxable income according to the Enterprise Income Tax Law (“the New EIT Law”) (as detailed below).

Agria China, being a foreign invested enterprise, was initially granted a ‘tax holiday’ for a full exemption from Enterprise Income Tax for the fiscal years from 2007 to 2009 by the local tax authority. On March 16, 2007 the National People’s Congress enacted the New EIT Law, which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign invested enterprises (“FIEs”). The New EIT Law adopted a unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible for tax holidays and are grandfathered by the New EIT Law. The New EIT Law did not provide detailed implementation and administrative rules and regulations. On December 28, 2007, the Circular of the State Council on the Implementation of Transitional Preferential Policies for Enterprise Income Tax (“Implementation Rules”) was issued to provide guidance on the transitional rules for preferential taxation policies (including tax exemption periods). The Implementation Rules shortened the EIT tax exemption period applicable to Agria China from a three year period beginning in 2007 and ending in 2009 to a one year period expiring on December 31, 2007. As a result of the New EIT Law and its related Implementation Rules, the company’s ‘tax holiday’ exemption ceased on December 31, 2007. Agria China, is subject to income tax at the rate of 25%, on its taxable income according to the New EIT Law with effect from January 1, 2008.

China Victory, Agria Overseas, Agria Asia and Agria Hong Kong are originally subject to applicable profits tax rate of 16.5% in Hong Kong. However, these companies mentioned above are subject to income tax at the rate of 25% on their taxable income according to the NEW EIT Law mentioned above.

Further, also under the New EIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
17.	Income Taxes (continued)
Agria Agricultural, Guanli, Agria Brother, Nongkeyu and Zhongyuan are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

P3A is subject to PRC income tax, at the statutory rate of 25% for 2008 and 2009 (2007: 33%), on its taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws. However P3A was approved as one of the Key enterprises under the Shanxi Province Agricultural Technology Project “1311” (“Project “1311”) by the Shanxi Province in 2002. According to the approval document for income tax exemption issued by the Local Tax Bureau of Taiyuan, Shanxi on February 28, 2002, based on the tax document “CaiShuiZi(94)001” issued by the Ministry of Finance and the State Tax Bureau and “The Notice regarding the Implementation of the Five Supplementary Measures for Project “1311” by the People’s Government of Shanxi Province”, P3A meets the relevant requirements for income tax exemption and is entitled to full exemption from income tax commencing January 1, 2002. Upon effectiveness of the New EIT Law on January 1, 2008 and based on Jin Di Shui Gao Xing Fa (2009)2 issued by Local Tax Bureau of Taiyuan, P3A was approved to be exempted from PRC income tax from January 1, 2008 provided that the scope of its operations did not change. The tax exemption status is subject to annual inspection by the end of May each year. Although P3A is still in process of conducting its annual inspection with the local tax bureau for 2009, the Company believes P3A qualifies for tax exemption.

Deferred tax liabilities arising from undistributed earnings

The New EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. Given that the undistributed profits of the Group’s operations in China are intended to be retained in China for business development and expansion purposes, no withholding tax accrual has been made.

Deferred tax liabilities arising from investment in undistributed earnings of the VIEs that are available for distribution to PRC tax resident parent companies (Agria China and Agria Brother) amounted to RMB191,154,010 (US$28,004,221) as at December 31, 2009 (2008: RMB180,557,715).

Income (loss) before income taxes consists of:

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

PRC	315,001	90,572	(54,391)	(7,969)
Non-PRC	(13,782)	(815,998)	(69,969)	(10,250)

	301,219	(725,426)	(124,360)	(18,219)

The loss from the non-PRC operation consists primarily of the operation cost, administration expense, interest income and charges.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
Income taxes consist of

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current income tax	1,969	2,487	—	—
Deferred income tax	157,032	23,089	10,915	1,599

	159,001	25,576	10,915	1,599

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
17.	Income Taxes (continued)
The reconciliation between taxes computed by applying the statutory income tax rate of 25% for 2008 and 2009 (2007: 33%) applicable to the Group’s PRC operations to income tax expense is:

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income/(loss) before income tax	301,219	(725,426)	(124,360)	(18,219)

Income tax computed at the applicable statutory tax rate of 25% for 2008 and 2009 (2007: 33%)	99,402	(181,356)	(31,090)	(4,555)
Expense not deductable for tax	—	205,365	5,597	820
Effect of tax exemptions	(101,981)	(24,539)	6,344	930
Effect of tax rate differences	3,788	—	—	—
Effect of tax law changes and recognition of outside basis differences	157,032	22,997	10,596	1,552
Changes in valuation allowance	760	2,787	19,523	2,860
Others	—	322	(55)	(8)

Income tax expense reported in the consolidated statements of operations	159,001	25,576	10,915	1,599

The benefit (loss) of the tax exemption per basic and diluted earnings per share is as follows:

	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Basic	1.00	0.19	(0.05)	(0.01)

Diluted	0.98	0.19	(0.05)	(0.01)

The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2008 and 2009 are as follows:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Property, plant and equipment	58	131	19
Acquired technology	1,255	5,144	754
Provision for doubtful accounts	—	1,513	222
Deferred expense	193	137	20
Net operating loss carry-forward	2,478	19,406	2,843
Others	—	219	32

Deferred tax assets	3,984	26,550	3,890
Valuation allowance	(3,547)	(23,070)	(3,380)

Deferred tax assets, net	437	3,480	510

Inventories	—	(63)	(9)

Deferred tax liability, current	—	(63)	(9)

Investment basis in VIEs	(180,558)	(191,154)	(28,004)

Deferred tax liability, non current	(180,558)	(191,154)	(28,004)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
17.	Income Taxes (continued)

As of December 31, 2009, the Group had gross deferred tax assets of approximately RMB23,070,000 (US$3,380,000), for which it did not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of these deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance on these deferred tax assets.

Based on existing PRC tax regulations, the tax years of the PRC entities for fiscal year 2005 through 2009 remain subject to examination by the tax authorities.
The Company has elected to classify interest due on any underpayment of income taxes, if and when required, in interest expense and penalties, if and when required, to other operating expenses.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits and liabilities, exclusive of related interest and penalties, is as follows:

	2008	2009	2009
	(RMB)	(RMB)	(US$)

Balance at beginning of fiscal year	—	7,751	1,134
Additions based on tax positions related to the current year	7,751	983	144
Addition arising from business acquisition	—	1,271	187
Additions based on tax positions related to the previous year *	—	2,487	365

Balance at the end of fiscal year	7,751	12,492	1,830

*	The amount of RMB 2,487,000 (US$365,000) was previously recorded under tax payable as at December 31, 2008.

The Group’s unrecognized tax benefits are presented in the consolidated balance sheet within accrued expenses and other liabilities. As at December 31, 2009 unrecognized tax benefits relating to certain tax position of RMB 7,078,809 (US$1,037,051) (2008 — RMB 6,097,000) creating a deferred tax asset such as a net operating loss carry forward have been classified as a reduction of deferred tax asset (of which a full valuation allowance would have been provided if the unrecognized tax benefits were recognized) in the financial statements.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

If the unrecognized tax benefits as of December 31, 2009 were realized in a future period, it would result in a tax benefit of RMB5,412,793 (US$792,979) and a reduction of the Group’s effective tax rate.

During the years ended December 31, 2007, 2008 and 2009, the Company recognized approximately nil, nil and RMB576,496 (US$84,457) in general and administrative expenses for interest, and nil, RMB 315,000 and RMB2,391,555 (US$350,365) in general and administrative expenses for penalties related to uncertain tax positions. As at December 31, 2008 and 2009, the Group recognized total interest and potential penalties relating to certain uncertain tax positions amounting to RMB315,000 and RMB3,283,051 (US$480,970), including approximately RMB770,760 (US$112,858) assumed in the acquisition of Nongkeyu, respectively.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
18.	Earnings (Loss) Per Share
Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)
Net income (loss) attributable to ordinary shareholders (numerator), basic and diluted	142,218	(751,002)	(135,275)	(19,818)

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating income per share —basic	103,978,082	126,262,529	125,271,946	125,271,946
Effect of dilutive securities
Series A redeemable convertible preferred shares	900,645	—	—	—
Employee share options	1,213,162	—	—	—

Weighted average number of ordinary shares outstanding used in calculating income per share —diluted	106,091,889	126,262,529	125,271,946	125,271,946

Earnings/(Loss) per share
—basic	1.37	(5.95)	(1.08)	(0.16)

—diluted	1.34	(5.95)	(1.08)	(0.16)

For the years ended December 31, 2008 and 2009, all of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive earnings (loss) per share because the effect of inclusion would be anti-dilutive.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
19.	Related Party Transactions

Name of Related Parties	Relationship with the Group

Taiyuan Relord	A company owned by a director of P3A
Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd. (“Taiyuan Baojia”)	A subsidiary of Taiyuan Relord
Xue Zhi Xin	A director of P3A
Zhang Ming She*	A director of P3A
Yan Lv	A director of P3A

*	Zhang Ming She resigned as a director of P3A on 31 July, 2008.
(1)	The Company had the following related party transactions during the years presented:

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Sales of seedlings to:
Taiyuan Relord	14,500	4,180	—	—

Collection of amounts due from:
Taiyuan Relord	—	—	1,652	242
Yan Lv	—	—	28	4

	—	—	1,680	246

Payment of amounts due to:
Taiyuan Relord	—	—	204	30
Yan Lv	—	—	6	1
Xue Zhi Xin	—	—	6	1

	—	—	216	32

Repayment of loan to Taiyuan Baojia	900	—	—	—

P3A entered into an operating lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. Annual land lease expense is approximately RMB673,000 per year. The related operating lease commitment has been included in the disclosure of operating lease commitment in Note 22.

P3A provided a short-term loan in the amount of RMB900, 000 to Taiyuan Baojia in 2006 and such loan was fully repaid in 2007.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
19.	Related Party Transactions (continued)
(2)	The Company had the following related party balances at the end of the year:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Taiyuan Relord	3,517	1,865	273
Zhang Ming She(i)	39	—	—
Xue Zhi Xin(i)	(6)	—	—
Yan Lv(i)	28	—	—

	3,578	1,865	273

Amounts due to related parties:
Included in current liabilities
Yan Lv (i)	—	6	1

	—	6	1

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

Amounts due to related parties:
Included in non-current liabilities
Taiyuan Relord(ii)	8,588	8,384	1,228

(i)	The balances represent cash advances paid to or due from directors for reimbursable company expenses.

(ii)
The non-current amount due to Taiyuan Relord represents the consideration for the purchase of date trees repayable over the next 45 years. Imputed interest relating to the balance is calculated using the incremental borrowing rate at the transaction date of 6.84% per annum.

(3)	The Group’s short term bank loans amounting to RMB8.75 million (US$1.282 million) (2008 — RMB8.8 million) were guaranteed by Taiyuan Relord as of December 31, 2009.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
20.	Share-based Awards Plan

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
20.	Share-based Awards Plan (continued)

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

The following table summarizes the option activity for the years ended December 31, 2007, 2008 and 2009 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

						Weighted-
						Average	Aggregate
		Weighted-		Weighted		Remaining	Intrinsic
	Number of	average		average grant-		Contractual	Value
Share Option	Shares	Exercise Price		date fair value		Term	(US$’000)
Outstanding, December 31, 2006	—
Granted	9,194,500			US$	1.67
Forfeited/Cancelled	(74,000)

Outstanding, December 31, 2007	9,120,500						19,239
Granted	2,434,000			US$	0.87
Forfeited	(510,000)
Cancelled	(2,200,000)

Outstanding, December 31, 2008	8,844,500	US$	2.97				—
Granted	2,340,000		0.92		0.44
Forfeited	(784,600)		2.81		1.59
Expired	(450,000)		2.40		1.65
Outstanding, December 31, 2009	9,949,900		2.53		3.30	6.72	1,735
Vested and expected to vest at December 31, 2009	9,949,900		2.53		3.30	6.72	1,735
Exercisable at December 31, 2009	5,494,500		2.71		0.56	6.05	581
The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day at each balance sheet date and the exercise price.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
20.	Share-based Awards Plan (continued)
As of December 31, 2009, there was RMB17,255,831 (US$2,527,994) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.72 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may differ.
The fair value of each option award was estimated on the date of grant using the binomial option pricing model by the management with assistance from an external consultant. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s share. The relevant historical information is limited because the Company became a public company in November 2007. The expected term was estimated based on the resulting output of the binomial option pricing model.
The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience. The option awards are not transferable and the grantee has a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor. The suboptimal exercise factor of 1.5 is based on the external consultant’s research on the early exercise behavior of employees with stock options.
The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2007	2008	2009

Risk-free interest rate	4.12%-5.04%	2.67%-4.23%	3.17%
Dividend yield	—	—	—
Expected volatility range	32.22%-33.17%	34.91%-49.94%	48.62%
Weighted average expected volatility	32.52%	40.19%	48.62%
Expected life (in years)	2.4 to 7.38	3.31-5.58	2.77
The total fair value of option awards vested during the year ended December 31, 2007, 2008 and 2009 were RMBnil, RMB54,647,899, RMB17,926,430 (USD2,532,850), respectively.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
20.	Share-based Awards Plan (continued)
Total compensation cost recognized for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	152	520	206	30
General and administrative expenses	13,147	44,732	14,596	2,139
Research and development expenses	12	47	31	4

	13,311	45,299	14,833	2,173

21.	Employee Defined Contribution Plan
Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. P3A is required to make contributions to the government mandated defined contribution plan for these benefits based on 28% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB903,230, RMB1,659,509 and RMB1,394,630 (US$204,314) respectively for each of the years ended December 31, 2007, 2008 and 2009, respectively.
22.	Commitments and Contingencies
Operating lease commitments
Payments under operating leases for land and building, which are mainly used to grow seedlings, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain renewal options, rent escalation, restriction or contingent rents and have lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases, are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2010	5,485	804
2011	3,590	526
2012	2,911	426
2013	1,711	251
2014	1,662	243
Thereafter	38,363	5,620

	53,722	7,870

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
22.	Commitments and Contingencies (continued)
Total rental expense was RMB7,683,568, RMB9,127,444 and RMB15,350,133 (US$2,248,050) for the years ended December 31, 2007, 2008 and 2009, respectively.
Purchase commitments
Purchase commitments represent service agreements entered into with village collectives and corn seed companies to grow corn seeds. The terms of the agreements have periods ranging from 1 to 12 years. Future minimum purchase payments for each of the next five years and thereafter, under all non-cancelable agreements, are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2010	16,361	2,396
2011	13,841	2,028
2012	13,841	2,028
2013	13,841	2,028
2014	13,841	2,028
Thereafter	45,074	6,603

	116,799	17,111

The amount purchased under the above obligations was RMB40,243,708, RMB13,841,000 and RMB13,841,000(US$2,027,035) for the years ended December 31, 2007, 2008 and 2009, respectively.
Capital commitments
As of December 31, 2009, the Company had commitments of RMB51,330,000 (US$7,519,887) related to the property, plant and equipment to be used for the Company’s sheep product department and the decoration of the office.
Commitment for research and development services
As of December 31, 2009, the Company had commitments of RMB12,000,000 (US$1,758,010) related to the research and development services to be used for the Company’s corn seed department.
Commitment for further investment in PGW
Under an investment agreement signed between the Company and PGW in November 2009, PGW agreed to issue Convertible Redeemable Notes (“CRNs”) having an aggregate principal amount of US$25 million (RMB 170.6 million) to the Company.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
Commitment for Investment in Beijing Zhongnong Seed Industry Co., Ltd
In Oct 2009, the Company has entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company will invest RMB35 million (of which RMB 7 million has been paid as at December 31, 2009) for 53.84% equity interest of Beijing Zhongnong Seed Industry Co., Ltd (“Zhongnong”), a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.
Enterprise income tax
All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC. P3A has not recorded any current or deferred income taxes in reliance on an enterprise income tax exemption notice received from the Local Tax Bureau of Taiyuan in the province of Shanxi and a legal opinion received from Shanxi Cheng Kai Law Firm, confirming P3A’s enterprise income tax exemption status under existing PRC tax regulation. Based on the above, management believes that it is unlikely that the Ministry of Finance and the Sate Tax Bureau will challenge P3A’s enterprise income tax exemption status pre January 1. 2008.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
22.	Commitments and Contingencies (continued)
Enterprise income tax (continued)
As of December 31, 2009, the Company recognized approximately RMB5,412,793 (US$792,979) of liabilities for unrecognized tax benefits and, in addition, RMB3,283,051 (US$480,970) of related interest and penalties. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, due to the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2009, the Company classified RMB5,412,793 (US$792,979) of its liabilities for unrecognized tax benefits and RMB3,283,051 (US$480,970) of interest and penalties as current liabilities.
Individual income tax withholdings
Based on existing PRC tax regulations, P3A is required to withhold and remit income taxes from its employees. Failure to do so would subject the company to a penalty of 50% to 300% of the actual withholding tax amount. P3A did not remit employee income taxes for the years ended December 31, 2007, 2008 and 2009. P3A estimated that the most likely outcome will result in a 150% penalty assessment of which, 100% is borne by the employees and 50% is borne by the Company; therefore an accrual of RMB4,802,530, RMB4,335,678 and RMB748,686 (US$109,683) was recorded for the years ended December 31, 2007, 2008 and 2009, respectively. The taxation authorities may assess the maximum amount which would exceed the accrued amounts. P3A obtained written agreements from its employees that they will reimburse the company for tax penalty assessed over 50% of the withholding tax amount.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
22.	Commitments and Contingencies (continued)
Class action lawsuits
In April 2008, the Company was named as a defendant in several class action lawsuits filed in the United States. The lawsuits also assert claims against our executive officers, our directors and other defendants with respect to alleged misleading and omitted disclosures in the Company’s registration statement for its initial public offering in November 2007 concerning compensation as well as alleged deficiencies in our corporate governance controls. The complaint alleges that some or all of the defendants violated Section 11, Section 12 and Section 15 of the Securities Act of 1933 and requests unspecified compensatory damages. An estimate of the amount or range of possible loss cannot be determined currently. No provision has been made for any expenses that might arise as a result of the class action lawsuits as at December 31, 2008.
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
On June 9, 2010, the Company announced it has entered into a memorandum of understanding (“MOU”) with the lead plaintiff in the consolidated securities class action. The MOU reflects an agreement in principle providing for the settlement and release and dismissal with prejudice of any and all claims that were asserted, or could have been asserted, against all defendants in or relating to Agria Corporation Securities Litigation, including all of the underwriter defendants and all served and un-served defendants named in the consolidated complaint dated February 3, 2009. The settlement contemplated by the MOU is subject to a number of material conditions, including court approval. Under the agreement in principle, the amount to be paid on behalf of all defendants to lead plaintiff for the benefit of the class in settlement of the above mentioned class action is US$3.75 million. On June 18, 2010, the Company’s insurance companies paid US$3.75 million into a settlement account pending the above noted approval of this case. Accordingly, the Company will not incur any cash layout as a result of this proposed settlement. By entering into the MOU, neither the Company nor the other defendants admit wrongdoing or liability. If a final settlement agreement is concluded pursuant to the MOU, all claims in the litigation would be dismissed against the Company and all other defendants.
23.	Segment Reporting
The Company is engaged in the development, production and sale of corn seeds, sheep products and seedlings. In accordance with ASC 280-10 “Segment Reporting: Overall”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has three operating and reportable segments which are corn seeds, sheep products and seedlings.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
23.	Segment Reporting (continued)
The revenue, cost of revenue and gross profit by segment is as follows:
Year ended December 31, 2007

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Revenue	343,743	255,508	71,505	670,756
Cost of revenue	(203,709)	(72,716)	(20,459)	(296,884)

Gross profit	140,034	182,792	51,046	373,872
Unallocated operating expenses				(65,246)
Unallocated non-operating expense				(7,407)

Income before income tax				301,219

Year ended December 31, 2008

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Revenue	257,144	148,457	62,463	468,064
Cost of revenue	(153,029)	(74,765)	(33,436)	(261,230)
Write down of inventories	—	(13,856)	(2,766)	(16,622)

Gross profit	104,115	59,836	26,261	190,212
Unallocated operating expenses				(935,809)
Unallocated non-operating income				20,171

Loss before income tax				(725,426)

Year ended December 31, 2009

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Revenue	107,529	38,426	31,013	176,968
Cost of revenue	(67,186)	(34,616)	(17,527)	(119,329)
Write down of inventories	—	(22,508)	—	(22,508)

Gross profit (loss)	40,343	(18,698)	13,486	35,131
Unallocated operating expenses				(153,488)
Unallocated non-operating loss				(6,005)

Loss before income tax				(124,360)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
23.	Segment Reporting (continued)
Year ended December 31, 2009

		Sheep
	Corn Seeds	Products	Seedlings	Consolidated
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Revenue	15,752	5,630	4,543	25,925
Cost of revenue	(9,843)	(5,072)	(2,567)	(17,482)
Write down of inventories	—	(3,297)	—	(3,297)

Gross profit (loss)	5,909	(2,739)	1,976	5,146
Unallocated operating expenses			—	(22,487)
Unallocated non-operating expense			—	(878)

Loss before income tax				(18,219)

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.
All of the Company’s sales are made to customers located in the PRC and all of the Company’s long-lived assets are located in the PRC. The Company does not allocate such assets to individual segments.
24.	Fair Value Measurement
Effective January 1, 2008, the Group adopted ASC 820-10 “Fair Value Measurements and Disclosures: Overall” (Pre-codification: FAS 157 “Fair Value Measurements”). ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.
ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
In accordance with ASC 820-10, the Company elects to measures its investment in PGW at fair value. Investment in PGW is classified within Level 1 because it is valued based on PGW’s quoted trading price.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

Fair Value Measurement at December 31, 2009
Quoted Prices
in
	Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable	Fair Value at	Fair Value at
	Assets	Inputs	Inputs	December 31,	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US’000)

Investment in PGW	414,047	—	—	414,047	60,658
25.	General and Administrative Expense
A loss of RMB 34.5 million (US$5.1 million) representing writedowns to inventories (see Note 6) and property, plant and equipment due to damages caused by extreme weather conditions was recognized in general and administrative expenses during the year ended December 31, 2009.
26.	Subsequent Events
a) PGW Convertible Redeemable Notes (“CRN”)
On January 15, 2010, PGW completed the issuance of CRNs to the Company at a value equivalent of US$25 million (approximately NZ$33.8 million), as part of the original subscription agreement announced between the two companies in October 2009.
Key terms of the CRNs are as follows:
Term: The convertible redeemable notes have a perpetual term.
Interest: Interest payable under the CRNs is for the period from January 15, 2010 to December 31, 2011, 8.0% per annum on the principal amount of the notes; for the period from January 1, 2012 to December 31, 2013, the two-year swap on December 31, 2011 plus a margin of 5.5%; for subsequent two-year periods commencing on January 1, 2014, January 1, 2016 and so on, the two-year swap at the start of the relevant two-year period plus a margin of 6.5%. PGW can suspend the interest payments at its sole discretion. At any time when there is suspended interest, PGW may not declare or pay any dividend or make a distribution on its ordinary shares.
Conversion and Redemption: Unless otherwise agreed by PGW and the Company, PGW may elect at its sole discretion to convert or redeem the notes at any time following 18 months after January 15, 2010. In the event that PGW elects to convert the notes into its ordinary shares, each note will be converted into 2.1 ordinary shares of PGW, subject to PGW’s shareholder approval. In the event that PGW elects to redeem the notes, the Company may choose whether the notes will be redeemed in cash or exchanged into ordinary shares of PGW Finance, a wholly owned subsidiary of PGW, which exchange is subject to PGW’s shareholder approval.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
b) Grant of options
In May and June 2010, the Company granted 2,580,000 options to purchase the Company’s ADS with an exercise price of US$2 per ADS to certain employees. Those options will vest from July 2010 through May 2013. In the event of termination of employment or service for any reason, the grantee’s right to vest in the option under the Plan will terminate immediately after the written notice of termination.
c) Business acquisition
In January 2010, the Company acquired 100% equity interest in Tianjin Beiao Seed Technology Development Co., Ltd. a company engaged in research, production and marketing of vegetable seeds from a third party for RMB1,000,000 (US$146,501).
d) New banking facility agreement
Bank of China (Hong Kong) Limited granted a general banking facility to the amount of US$18 million on January 12, 2010. The maturity date will be one year of drawdown. The interest rate of the bank facility is Libor+0.7%.
e) Proposed divesture of P3A
On June 29, 2010, the Company announced that it had reached an agreement in principle to divest P3A to Mr. Frank Xue (“Mr. Xue”), the president and a director of P3A. Through the proposed transaction which is subject to approval by the board of directors, the Company would acquire its ordinary shares currently held by Mr. Xue constituting 11.5% of the issued and outstanding ordinary shares of the Company in exchange for the transfer of all of the Company’s interest in P3A to Mr. Xue.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
27.	Condensed Financial Information of the Company
Under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital, statutory reserve and net assets of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled approximately RMB1,174 million (US$171.9 million) as of December 31, 2009.
Statements of operations

	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—
Cost of revenue	—	—

Gross profit	—	—

Operating expenses
General and administrative expenses	(619)	(19,744)	(26,700)	(3,912)

Total operating expenses	(619)	(19,744)	(26,700)	(3,912)

Operating loss	(619)	(19,744)	(26,700)	(3,912)
Interest income	6,900	23,735	3,379	495
Interest expense	(62)	(14)	(22)	(3)
Exchange gain (loss)	132	(433)	24	4
Equity in profit (loss) of subsidiaries and variable interest entities	135,867	(752,842)	(111,956)	(16,402)

Income (loss) before income tax	142,218	(749,298)	(135,275)	(19,818)
Income tax	—	(1,704)	—	—

Net income (loss)	142,218	(751,002)	(135,275)	(19,818)

Net income (loss) attributable to ordinary shareholders	142,218	(751,002)	(135,275)	(19,818)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
27.	Condensed Financial Information of the Company (continued)
Balance sheets

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Cash and cash equivalents	844,216	88,640	12,986
Prepayments and other current assets	2,595	3,211	470
Investment in subsidiaries and variable interest entities	990,453	1,630,286	238,838

Total assets	1,837,264	1,722,137	252,294

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Tax payables	1,704	—	—
Accrued expenses and other liabilities	—	9,651	1,413

Total liabilities	1,704	9,651	1,413

Shareholders’ equity
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,800,000 and 125,160,000 shares issued and outstanding at December 31, 2008 and December 31, 20089, respectively)	—	—	—
Additional paid-in capital	2,368,520	2,381,377	348,874
Accumulated other comprehensive loss	(77,653)	(78,309)	(11,472)
Accumulated deficit	(455,307)	(590,582)	(86,521)

Total shareholders’ equity	1,835,560	1,712,486	250,881

Total liabilities and shareholders’ equity	1,837,264	1,722,137	252,294

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
27.	Condensed Financial Information of the Company (continued)
Statements of Cash flows

	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income (loss)	142,218	(751,002)	(135,275)	(19,818)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (profit) loss of subsidiaries and variable interest entity	(135,867)	752,842	111,956	16,402
Change in operating assets and liabilities:
Prepayments and other current assets	(4,018)	1,422	(616)	(89)
Tax payable	—	1,704	(1,704)	(250)
Accrued expenses and other liabilities	—	(833)	9,651	1,413

Net cash provided by (used in) operating activities	2,333	4,133	(15,988)	(2,342)

Cash flows from investing activities:
Investment in subsidiaries and variable interest entities	(243,519)	(230,918)	(737,525)	(108,048)

Net cash used in investing activities	(243,519)	(230,918)	(737,525)	(108,048)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary shares redemption rights	76,155	—
Proceeds from initial public offering, net of issuance cost	1,332,917	—
Repurchase of ordinary shares	—	(7,252)	(1,976)	(289)

Net cash provided by (used in) financing activities	1,409,072	(7,252)	(1,976)	(289)

Effect of exchange rate changes on cash and cash equivalents	(25,869)	(63,764)	(87)	(13)

Net increase in cash and cash equivalents	1,142,017	(297,801)	(755,576)	(110,692)
Cash and cash equivalents at the beginning of year	—	1,142,017	844,216	123,678

Cash and cash equivalents at the end of year	1,142,017	844,216	88,640	12,986

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009
27.	Condensed Financial Information of the Company (continued)
(a)	Basis of presentation
In the Company-only financial statements, the Company’s investment in subsidiaries and variable interest entity is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.
The Company records its investment in its subsidiaries and variable interest entities under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures: Overall” (Pre-codification: APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”). Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of their profit or loss as “Equity in profit (loss) of subsidiaries and variable interest entities” on the statements of operations.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.