Form 20-F/A
period 2009-12-31
AGRIA CORP
filed 2010-12-30
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 1

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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

ITEM 19. Exhibits

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.5
Exhibit 99.1

EXPLANATORY NOTE
This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2010 (the “Original Report”), is being filed solely to include the separate consolidated financial statements of PGG Wrightson Limited presented in accordance with International Financial Reporting Standards for the fiscal year ended June 30, 2010 as required by SEC rules. PGG Wrightson Limited is New Zealand’s largest agricultural services company in which we hold a 19% equity interest. We hereby append the separate consolidated financial statements of PGG Wrightson Limited as an exhibit to this Amendment No. 1.
We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than the foregoing section, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of June 29, 2010, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

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

Exhibit Number		Description of Document
4.22	*
English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.23	*	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li
4.24	*	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.25	*	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.26	*	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li
4.27	*	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li
4.28	*	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai
4.29	*	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li
4.30	*
English Translation of Supplemental Agreement to Exclusive Call Option Contract, dated July 22, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.31	*	English Translation of Loan Contract, dated as August 4, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li
4.32	*	English Translation of Equity Pledge Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.33	*	English Translation of Exclusive Call Option Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.34	*	English Translation of Letter of Undertaking, dated as of August 4, 2009, from Juan Li
4.35	*	English Translation of Power of Attorney, dated as of August 4, 2009, from Juan Li
4.36	*	English Translation of Statement of Spouse, dated as of August 4, 2009, from Guanglin Lai
4.37	*	English Translation of Loan Contract, dated as August 4, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Yachao Cui
4.38	*	English Translation of Equity Pledge Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.39	*	English Translation of Exclusive Call Option Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.40	*	English Translation of Letter of Undertaking, dated as of August 4, 2009, from Yachao Cui
4.41	*	English Translation of Power of Attorney, dated as of August 4, 2009, from Yachao Cui
4.42	*	English Translation of Statement of Spouse, dated as of August 4, 2009, from Aiying Zhang
4.43	*	English Translation of Equity Transfer Agreement, dated August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui
4.44	*	English Translation of Supplemental Agreement to Loan Contract, dated November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Jie Zhen Chen
4.45	*	English Translation of Loan Contract, dated as November 3, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Jie Zhen Chen

Exhibit Number		Description of Document
4.46	*	English Translation of Equity Pledge Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.47	*
English Translation of Exclusive Call Option Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd.

4.48	*	English Translation of Letter of Undertaking, dated as of November 3, 2009, from Jie Zhen Chen
4.49	*	English Translation of Power of Attorney, dated as of November 3, 2009, from Jie Zhen Chen
4.50	*	English Translation of Equity Transfer Agreement, dated November 5, 2009, between Yachao Cui and Jie Zhen Chen
4.51	*	English Translation of Equity Pledge Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd.
4.52	*
English Translation of Exclusive Call Option Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd.

4.53	*	English Translation of Letter of Undertaking, dated as of June 30, 2008, from Hua Huang
4.54	*	English Translation of Power of Attorney, dated as of June 30, 2008, from Hua Huang
8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

12.1	**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Commerce & Finance Law Offices
15.2	*	Consent of Maples and Calder
15.3	*	Consent of DLA Piper UK LLP
15.4	*	Consent of Ernst & Young Hua Ming
15.5	**	Consent of KPMG
99.1	**	Audited Consolidated Financial Statements of PGG Wrightson Limited as of and for the fiscal year ended June 30, 2010

*	Previously filed with the Original Report

**	Filed with this Amendment No. 1 to Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION
By:	/s/ Xie Tao
	Name:	Xie Tao
	Title:	Chief Executive Officer

Date: December 30, 2010