Form 20-F/A
period 2009-12-31
AGRIA CORP
filed 2011-05-09
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 2

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
Beijing 100027
People’s Republic of China

(Address of principal executive offices)

John Layburn, Acting Chief Financial Officer and	David Pasquale, Senior Vice President
Chief Strategy and Compliance Officer	Phone: +1 914 337 1117
Phone: +86 (10) 8438 1060	Email: david.pasquale@agriacorp.com
Email: john.layburn@agriacorp.com	Two Park Place
21/F Tower B, PingAn International Finance Center,	Bronxville, New York 10708
1-3 Xinyuan South Road, Chaoyang District	United States of America
Beijing 100027, People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	New York Stock Exchange

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

ITEM 15 Controls and Procedures

ITEM 19. Exhibits

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

EXPLANATORY NOTE
This Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2010 (the “Original Report”), as amended on December 30, 2010, is being filed solely to amend “Item 15 Controls and Procedures—Management’s Report on Internal Control over Financial Reporting” on page 83 of the Original Report. We hereby replace the subsections titled “Item 15—Controls and Procedures—Management’s Report on Internal Control over Financial Reporting” and “Item 15—Controls and Procedures— Remediation Initiatives” on pages 83 and 84 of the Original Report in their entirety with the amended subsections included in this Amendment No. 2.
We are including in this Amendment No. 2 currently-dated certifications by our principal executive officer and our principal financial officer. Other than the foregoing section, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 2 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way. As a result, this Amendment No. 2 continues to speak as of June 29, 2010, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 2.

ITEM 15.	CONTROLS AND PROCEDURES
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.
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
When finalizing the 2009 financial statements, our auditors identified a material misstatement from the misapplication of U.S. GAAP on the presentation of expenses, recorded by our consolidated affiliate, comprising impairment charges to damaged inventories and long-lived assets caused by extreme weather conditions. As a result, an audit adjustment was required, the nature of which was to reclassify non-operating expenses to operating costs. This was the only impact on the financial statements. The amount of the audit adjustment to non-operating costs was RMB28.2 million. Management recorded the audit adjustment, which did not result in any change to net income reported by us.
In evaluating this audit adjustment, we concluded that controls designed to ensure that significant transactions were appropriately accounted for did not operate effectively. These controls require that personnel who are sufficiently qualified and trained review and test the application of U.S. GAAP to financial information originally prepared in non-U.S. GAAP. This was in part because we had significant turnover of senior management and personnel in the finance related functions during the second half of 2009, including our chief executive officer and chief financial officer. Also, due to insufficient handover procedures, documentation of these non-routine transactions was not readily available. Finally, despite our remediation efforts, including the use of external accounting professionals, to address the fiscal year 2008 application of U.S. GAAP related material weakness disclosed in our Form 20-F filed on December 29, 2009, sufficient time did not exist to complete our remediation plan.
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
Remediation Initiatives
As disclosed in our Form 20-F for the year ended December 31, 2008, our remediation efforts started in September 2009 when we assembled a new and experienced executive team with the relevant skills to improve the overall management of our business. However, as the process to design, implement and test internal controls over financial reporting is a time consuming and complex process, our remediation efforts have continued past the 2009 year end, including:
(i)	We have and will continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. In particular in 2010, we are implementing a series of review and monitoring controls over the financial statement closing process which will ensure complete and accurate reporting of transactions, including ones involving unusual or non-recurring events, in compliance with U.S. GAAP.

(ii)	In 2010, we have also appointed external consultants with relevant expertise and experience in U.S. GAAP and internal control over financial reporting to assist our management in addressing the material weaknesses noted in our internal control evaluations for both 2008 and 2009. These external consultants will review on a top down basis the application of U.S. GAAP. For the 2009 financial statements, the review was completed based on a management determined bottom-up scoping of the reviewer’s areas to focus on. In the event management’s scoping proved deficient as the reviewers did not, at management’s direction, consider the classification of one-off expenses.

(iii)	Our audit committee is monitoring the remediation plan on an ongoing basis and providing the necessary oversight to ensure that we are effectively addressing our material weakness.
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

4.23	*	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li
4.24	*	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.25	*	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd.
4.26	*	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li
4.27	*	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li
4.28	*	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai

Exhibit Number		Description of Document
4.29	*	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li
4.30	*
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

4.48	*	English Translation of Letter of Undertaking, dated as of November 3, 2009, from Jie Zhen Chen
4.49	*	English Translation of Power of Attorney, dated as of November 3, 2009, from Jie Zhen Chen
4.50	*	English Translation of Equity Transfer Agreement, dated November 5, 2009, between Yachao Cui and Jie Zhen Chen
4.51	*	English Translation of Equity Pledge Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd.

Exhibit Number		Description of Document
4.52	*
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

12.1	***	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	***	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Commerce & Finance Law Offices
15.2	*	Consent of Maples and Calder
15.3	*	Consent of DLA Piper UK LLP
15.4	*	Consent of Ernst & Young Hua Ming
15.5	*	Consent of KPMG
99.1	**	Audited Consolidated Financial Statements of PGG Wrightson Limited as of and for the fiscal year ended June 30, 2010

*	Previously filed with the Original Report

**	Filed with the Amendment No. 1 to Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 30, 2010

***	Filed with this Amendment No. 2 to Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION
By:	/s/ Xie Tao
	Name:	Xie Tao
	Title:	Chief Executive Officer

Date: May 9, 2011