Form 20-F
period 2010-12-31
AGRIA CORP
filed 2011-06-28
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
Beijing 100027
People’s Republic of China
(Address of principal executive offices)

John Layburn, Acting Chief Financial Officer and Chief Strategy and Compliance Officer Phone: +86 (10) 8438 1031 Email: john.layburn@agriacorp.com	David Pasquale, Senior Vice President Phone: +1 914 337 1117 Email: david.pasquale@agriacorp.com

21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District Beijing 100027, People’s Republic of China	Two Park Place Bronxville, New York 10708 United States of America

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,766,600 ordinary shares, par value US$0.0000001 per share, as of December 31, 2010.
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

INTRODUCTION	1

PART I	2

ITEM 1. Identity of Directors, Senior Management and Advisers	2

ITEM 2. Offer Statistics and Expected Timetable	2

ITEM 3. Key Information	2

ITEM 4. Information on the Company	23

ITEM 4A. Unresolved Staff Comments	39

ITEM 5. Operating and Financial Review and Prospects	39

ITEM 6. Directors, Senior Management and Employees	55

ITEM 7. Major Shareholders and Related Party Transactions	63

ITEM 8. Financial Information	67

ITEM 9. The Offer and Listing	68

ITEM 10. Additional Information	69

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk	75

ITEM 12. Description of Securities Other than Equity Securities	76

PART II	77

ITEM 13. Defaults, Dividend Arrearages and Delinquencies	77

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	77

ITEM 15. Controls and Procedures	78

ITEM 16A. Audit Committee Financial Expert	79

ITEM 16B. Code of Ethics	79

ITEM 16C. Principal Accountant Fees and Services	80

ITEM 16D. Exemptions from the Listing Standards for Audit Committees	80

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81

ITEM 16F. Change In Registrant’s Certifying Accountant	81

ITEM 16G. Corporate Governance	82

PART III	82

ITEM 17. Financial Statements	82

ITEM 18. Financial Statements	82

ITEM 19. Exhibits	83

Exhibit 4.40
Exhibit 4.41
Exhibit 4.42
Exhibit 4.43
Exhibit 4.44
Exhibit 4.45
Exhibit 4.46
Exhibit 4.47
Exhibit 4.48
Exhibit 4.54
Exhibit 4.55
Exhibit 4.56
Exhibit 4.57
Exhibit 4.58
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, Guanli, our consolidated affiliated entity, and its subsidiaries and associates (including its 49% owned associate Wuwei Ganxin Seeds Company Limited, or Ganxin);
•	“P3A” refers to Taiyuan Primalights III Agriculture Development Co., Ltd., a limited liability company established in China, which was one of our consolidated affiliated entities until it was disposed of in July 2010;
•	“Guanli” refers to our consolidated affiliated entity, Shenzhen Guanli Agricultural Technology Co., Ltd., which is a limited liability company established in China;
•	“PGW” refers to PGG Wrightson Group, in which we hold 50.01% equity interest;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and
•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “US$,” “dollars” and “US dollars” are to the legal currency of the United States.
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
You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended December 31, 2011 and any other future period to differ materially from those described in any forward-looking statements made by us:
•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;
•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions, and expanding our product offerings;
•	our strategy to expand our research and development capability;
•	the growth in demand in China for corn and vegetable seeds;

•	our ability to attract customers and end users and enhance our brand recognition;
•	future changes in government regulations affecting our business;
•	trends and competition in the agricultural industry, particularly in China, New Zealand, Australia and South America; and
•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.
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
The following selected consolidated financial information (except for earnings (loss) per ADS) has been derived from our consolidated financial statements. Our consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and our balance sheets data as of December 31, 2009 and 2010 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods, and are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our consolidated financial statements for the year ended December 31, 2010 have been audited by GHP Horwath, P.C. and our consolidated financial statements for the years ended December 31, 2008 and 2009 have been audited by Ernst & Young Hua Ming. Both GHP Horwath and Ernst & Young Hua Ming are independent registered public accounting firms. Our consolidated balance sheet data as of December 31, 2008 has been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

P3A was our only revenue generating business in 2006 and 2007 and it is accounted for as discontinued operations since its divestiture in July 2010. Financial information for the years ended December 31, 2006 and 2007 are not included in this annual report as such information cannot be recast and provided without unreasonable effort or expense.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenue	3,000	3,013	29,022	4,397
Cost of revenue	(2,651)	(5,285)	(17,345)	(2,628)

Gross profit	349	(2,272)	11,677	1,769

Operating expenses:
Selling expenses	—	(166)	(875)	(132)
General and administrative expenses	(864,771)	(89,453)	(97,796)	(14,818)
Research and development expenses	(1,932)	(1,156)	(114)	(17)

Total operating expenses	(866,703)	(90,775)	(98,785)	(14,967)

Operating loss	(866,354)	(93,047)	(87,108)	(13,198)

Other income (expenses):
Interest income	33,744	8,489	22,448	3,401
Interest expense	(26)	(40)	(2,266)	(343)
Exchange loss	(11,812)	(16,602)	(2,843)	(431)
Unrealized (loss) gain in investment	—	(548)	1,946	295
Other expense	(2,119)	(33)	(1,341)	(203)
Other income	90	2,799	20,634	3,126
Loss from equity investments	—	—	(2,223)	(337)

Loss before income tax	(846,477)	(98,982)	(50,753)	(7,690)
Income tax	(25,577)	(10,915)	(7,104)	(1,076)

Loss from continuing operations	(872,054)	(109,897)	(57,857)	(8,766)
Income (loss) from discontinued operations	121,053	(25,378)	(1,314)	(199)

Net loss	(751,001)	(135,275)	(59,171)	(8,965)

Loss per ordinary share:
Loss per share from continuing operations — basic and diluted	(6.91)	(0.88)	(0.49)	(0.07)

Income (loss) per share from discontinued operations — basic and diluted	0.96	(0.20)	(0.01)	*

Net loss per share — basic and diluted	(5.95)	(1.08)	(0.50)	(0.08)

Weighted average number of ordinary shares outstanding:
Basic	126,262,529	125,271,946	118,377,357	118,377,357

Diluted	126,262,529	125,271,946	118,377,357	118,377,357

*	Less than 0.01 per share
The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	1,176,767	737,825	358,228	54,277
Accounts receivable	162,820	109,265	284	43
Total assets	2,077,762	2,006,153	1,617,750	245,114
Total current liabilities	53,056	94,129	153,992	23,332
Ordinary shares	—	—	—	—
Additional paid-in capital	2,368,520	2,381,377	2,285,611	346,305
Total shareholders’ equity	1,835,560	1,712,486	1,463,758	221,782

Exchange Rate Information
This annual report contains translations of RMB amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of RMB into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this annual report were made at a rate of RMB6.6000 to $1.00, the noon buying rate in effect as of December 30, 2010. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 17, 2011, the noon buying rate was RMB6.4700 to $1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7715	6.8330	6.6306
November	6.6670	6.6538	6.6892	6.6791
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5843	6.6017	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 17)	6.4700	6.4785	6.4830	6.4700

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
This annual report contains translations of New Zealand dollar amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of New Zealand Dollars into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of New Zealand dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from New Zealand dollars to US dollars and from US dollars to New Zealand dollars in this annual report were made at a rate of $0.7687 to NZ$1.00, the noon buying rate in effect as of December 30, 2010.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Business
Extreme weather conditions and other natural or man-made disasters could damage our production, which would cause a material reduction in revenues.
The seeds sold by our China Seeds business are produced primarily on leased land and through a network of multiple village collectives and production companies in Gansu and other provinces in China. Our production bases are invariably subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of seeds that we produce could be materially adversely affected by extreme weather conditions or natural disasters, harming our sales and profitability. For example, in November 2009, unexpected snow storms across northern China caused severe damage and disruptions to wide sections of the agricultural industry in Shanxi, where our operations under P3A, our previous principal operating entity, were concentrated. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. For instance, in March 2008, a fire broke out in one of P3A’s corn seed warehouses, which led to a substantial loss of RMB8.2 million primarily from damage to our corn seed inventory and property, plant and equipment. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Gansu and Xinjiang provinces, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop in these provinces, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such risks.
Ganxin primarily relies on arrangements with village collectives to produce the corn seed products and we rely on contracts with production companies to produce our edible corn seed products. If we were unable to continue these arrangements or enter into new arrangements with other village collectives or other production companies, our total land acreage devoted to corn seed production would decrease and our growth would be inhibited.
We outsource the production of our edible corn seeds to production companies in Gansu and Xinjiang provinces, including our associate, Ganxin, which in 2010 had access to approximately 5,410 acres of farmland in Gansu province primarily through contractual arrangements with village collectives for corn seed production. In the event that prices for other crops increase, these village collectives and production companies may decide to farm other crops in breach of our leases and seed production agreements with them or, following the expiration of our leases, lease the land to our competitors or other parties. If the land policy changes so that we are unable to continue to lease land, if a significant number of village collectives refuse to lease land to us upon the expiration of their current leases or if a significant number of production companies are unable to fulfill their contractual obligations to us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of seeds and our revenues. Such disruptions could also damage our relationships with our distributors and customers if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more to lease land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.
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
In 2007 and 2008, P3A entered into two contractual leases, both of which commenced on January 1, 2009, with village collectives with respect to two parcels of land of 5,931 acres in aggregate for a term of 30 years. However, PRC contract law provides that the term of these contractual leases cannot exceed 20 years. As a result, unless the parties are able to renegotiate or otherwise agree to extend the remainder term of the lease, these contractual leases may be subject to termination after the initial 20-year term. Although we divested P3A in July 2010, we retained the interest in these leases.
As of December 31, 2010, we had prepaid all of the rent due under certain leases granting access to approximately 13,500 acres of land, which were formerly held by P3A and have been retained by us following the divestiture of P3A in July 2010. The leases have remaining terms of between approximately 10 and 28 years. We are not currently using this land and are in the process of assessing appropriate revenue generating opportunities that will make use of the land. If we do not identify such opportunities we intend to rent the land to as yet unidentified third parties. If we are unable to identify revenue generating use for the land and are unable to identify parties to whom to rent the land or if we were to lose our rights to this land, we may not be able to recoup the prepayments made.
There is a risk that the legality or validity of our leases will be disputed or challenged with respect to P3A’s original rights to the land or P3A’s transfer of the rights to the leased land to us. If our leases are disputed or challenged, we may have to suspend our operations on such leased land. We could also lose our rights to use such land which would in turn reduce the amount to which we would be able to recoup the prepayments made and materially and adversely affect our business, financial condition and results of operations.
The highly fragmented agriculture industry in China makes it difficult to evaluate our future prospects and results of operations.
You should consider our future prospects in light of the risks and uncertainties facing companies in the highly fragmented agricultural industry in China. Some of these risks and uncertainties relate to our ability to:
•	maintain our competitive position in China and compete in each of our business segments with Chinese and international companies, many of which have longer operating histories and greater financial resources than we do;
•	offer commercially successful seed products to attract and retain direct customers and ultimate users;
•	retain access to the farmland we currently use and obtain access to additional farmland for expansion;
•	continue our existing arrangements with village collectives that grow our corn seed products and enter into new arrangements with additional village collectives;
•	maintain effective control of our costs and expenses; and
•	retain and motivate our management and skilled technical staff and recruit and integrate additional qualified personnel into our operations.
If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

The ongoing strategic review has resulted in a refocusing and repositioning of the company’s business and operation, including acquisitions and divestitures. Future acquisitions or divestitures could materially change our business and materially and adversely affect our results of operations and financial condition.
In September 2009, we announced a strategic review of our business and operations. The purpose of this review is to reduce inherent risk in the business and to increase the value of shareholders’ equity. We provided updates on the ongoing strategic review in March 2010 and July 2010. This strategic review is now largely complete. For details of our key strategic priorities going forward, see “Item 4. Information on the Company—B. Business Overview—Senior Management Changes and Strategic Review.” While we will only take actions that are considered to be in the best interests of our shareholders, the strategic review may result in a refocusing and repositioning of our business and operations, including potential acquisitions and divestitures.
Our key strategic priorities require our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships both in China and internationally. By May 2011, we have acquired 50.01% of equity interest in PGW, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In October 2009, we also entered into a strategic cooperation framework agreement with China National Academy of Agricultural Sciences, or CNAAS, providing for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million into Beijing Zhongnong Seed Industry Co., Ltd., or Zhongnong, a company wholly owned by CNAAS and its affiliates. In September 2009, we acquired Beijing Nong Ke Yu Seeds International Co., Ltd., or Nong Ke Yu, a company engaged in research and development, production, distribution and sale of edible corn seeds, and in January 2010, we acquired Tianjin Beiao Seed Technology Development Co., Ltd., or BeOK, a company engaged in research, production and marketing of vegetable seeds. In September 2010, we acquired a 49% equity interest in Ganxin, a corn seed research, development, production and sales company based in Gansu. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed varieties.
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
Until July 2010, P3A had historically been our principal operating entity with three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance has declined since 2007. In July 2010, we divested P3A to Mr. Zhixin Xue, the president and a director of P3A, by transferring all of our interest in P3A to Mr. Xue. Following the completion of the divestiture, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction. The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by us.
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
As a result of our strategic review announced in September 2009 and subsequently updated in March 2010 and July 2010, we decided to increase production of certain corn and vegetable seed products and develop new seed varieties to our product portfolio. In September 2009, we acquired Nong Ke Yu, a company engaged in research and development, production, distribution and sale of edible corn seeds based in Beijing; in January 2010, we acquired BeOK, a company engaged in research, production and marketing of vegetable seeds based in Tianjin; and in September 2010, we acquired a 49% equity interest in Ganxin, a corn seed research, development, production and sales company based in Gansu. We may make other acquisitions or expansions in the future, which may place substantial demand on our managerial, operational, technological and other resources. Our failure to manage our product offerings, operations and distribution channels effectively and efficiently could materially adversely affect our operating results.
As part of our development, we may expand the geographic areas in which we sell or produce our products. Expansion into new markets may present operating and marketing challenges that differ from those that we currently encounter in our existing markets. For example, in April 2011, we completed a transaction to increase our shareholding in PGW from 19% to 50.01% and gained control. If we are unable to anticipate the changing demands that our expanding operations will impose on our management capacities, production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, our revenues could decline, our expenses could rise and our results of operations could be materially adversely affected.
Our senior management team has worked together in their current roles for a short time, which may make it difficult for you to evaluate their effectiveness and ability to address future challenges to our business.
Due to our recent restructuring and additions to our corporate management team, certain of our senior management have worked together at our company for only a short time. For example, we appointed Xie Tao to be our chief executive officer in September 2009 and John Layburn to be our chief strategy and compliance officer in October 2009 and our acting chief financial officer in April 2011. As a result, it may be difficult for you to evaluate the effectiveness of our senior management, on an individual or collective basis, and their ability to address future challenges to our business. In addition, we may not be able to successfully execute our plan to recruit qualified candidates with substantial experience in the global agricultural industry to join our senior management team. Even if we are able to recruit qualified senior management personnel, such new senior management personnel may not be able to work with our existing management to effectively execute our growth strategy and address future challenges to our business.
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
We rely on contractual arrangements with Guanli for our China operations, which may not be as effective in providing control over our operating entity as direct ownership.
Because PRC regulations currently restrict foreign ownership of corn seed companies directly in China, we have no equity ownership interest in Guanli and must rely on contractual arrangements to control and operate it. The contractual arrangement with Guanli may not be as effective in providing control over the entity as direct ownership. In the future, Guanli may fail to take actions required for our business despite its contractual obligation to do so. Guanli is able to transact business with parties not affiliated with us. If Guanli fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of Guanli would always act in our best interest.

Our growth prospects may be materially and adversely affected if we are unable to develop or acquire new products.
The majority of the products provided by our China seeds business are upstream products ultimately used by farmers in China. The profitability of our business depends on sustained and recurring orders from our direct customers, which include distributors, breed improvement and reproductive stations and other intermediaries. Reorder rates are uncertain due to several factors, many of which are beyond our control. These factors include changing customer preferences, competitive price pressures, failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors and general economic conditions. If we are unable to develop or acquire additional products that meet the demands of farmers in China, or if our competitors develop products that are favored by farmers in China, our growth prospects may be materially and adversely affected and our revenues and profitability may decline.
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
A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations.
The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009 and 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.
We and PGW, our 50.01% held subsidiary beginning April 2011, primarily operate in China, New Zealand, Australia and South America. Weak economic conditions and decreasing agricultural commodity demand and prices across the world may have a negative impact on agricultural production and the rural economies in China, New Zealand, Australia and South America. Lower commodity prices reduce farmers’ income and weaken their confidence in the development of agricultural business. In turn, this may limit their ability or lessen their willingness to use more expensive agricultural products, including the ones we produce. There are still great uncertainties regarding economic conditions and the demand for agricultural commodities. Continued turbulence in the international markets and economies and prolonged declines in agricultural commodity demand and prices in China, New Zealand, Australia and South America may adversely affect our business, revenues and results of operations.

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

If Ganxin is not able to recover all of the advances paid to village collectives or if a substantial number of our customers fail to pay for our products, our liquidity and financial condition may be materially and adversely affected.
Ganxin provides cash advances to the village collectives that grow field corn seeds for it so they can purchase fertilizer and other production materials. At the end of the growing season, after taking delivery of corn seeds, Ganxin credits the advances against the purchase prices payable to the village collectives. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, Ganxin may not be able to recover all of the advances paid to the village collectives and its financial condition may be materially and adversely affected.
The resources we devote to research and development may not result in commercially viable or competitive products.
Our success depends in part on our ability to develop new products. Research and development in the seed industries is generally expensive and prolonged. For example, seed development takes at least five years, as measured from the selection of the variety of seed for product development to the launch of a new seed product on the market. Due to the uncertainties and complexities associated with seed and biotechnological research, seed products may not survive the development process, may not ultimately be commercially viable or may not pass government testing in the relevant provinces. In addition, we have significantly fewer financial resources than many of our international competitors. If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers or do not pass government testing, our results of operations may be materially and adversely affected.
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
We face risks and costs associated with our strategic partnership and investment that may negatively impact our business, results of operations and financial condition.
In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, which provides for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million into Zhongnong, a company wholly owned by CNAAS and its affiliates. The strategic cooperation framework grants Zhongnong preferential rights to the commercialization of research undertaken by CNAAS. We may not realize the anticipated benefits of our strategic partnership and we face risks, uncertainties and disruptions associated with the integration process, such as diversion of our management’s attention from other business concerns. In addition, our operating results may suffer because of costs related to the strategic partnership and potential additional investments required to commercialize the research. Furthermore, notwithstanding Zhongnong’s preferential rights, CNAAS may partner with other companies in commercializing some of their research.

In January 2010, we acquired a 19% equity interest and subscribed for convertible redeemable notes issued by PGW in an aggregate principal amount of approximately NZ$33.9 million (approximately $24.2 million based on the exchange rate on December 31, 2009). PGW, New Zealand’s largest rural services business, offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In January 2011, we made an offer to acquire an additional 31.0% equity interest in PGW in order to bring our total shareholding in PGW to 50.01%, which was completed in April 2011. PGW is a public company listed on the New Zealand Stock Exchange and is subject to a different set of rules and regulations from U.S. securities laws and the Corporate Governance Rules of the New York Stock Exchange. Therefore, rules and regulations applicable to PGW may prohibit or restrict our ability to take actions with respect to PGW. Additionally, the convertible redeemable notes issued by PGW are an illiquid instrument and under the terms of the subscription agreement, the timing of conversion or redemption of the convertible redeemable notes and the form that the conversion will take are not within our control. Any failure to successfully manage our strategic partnership and investment may have a material adverse effect on our business and results of operations.
We face risks related to PGW’s business and operations that may adversely affect our results of operations and financial condition.
We expect a substantial portion of our revenues to be derived from our 50.01% shareholding in PGW, and therefore our revenues will be directly tied to the business and operations of PGW beginning in April 2011. PGW is New Zealand’s leading provider of agricultural services and its business is spread across the agriculture, livestock, merchandising, insurance, real estate, irrigation and pumping and financial services sectors, all of which may be subject to various risks and factors beyond our control. If PGW’s business and operations are not as successful as we expect or its revenues do not reach levels that we expected when we acquired our shareholding in it, our results of operations and financial condition may be materially and adversely affected.
Our ability to cause PGW to act solely in our interest may be restricted by agreements with the minority shareholders of Agria Asia Investments Limited and other factors.
We have gained control over PGW through our majority ownership of Agria Asia Investments Limited, or Agria Asia, which indirectly holds a 50.01% shareholding in PGW. However, we have entered into shareholder agreements with Ngai Tahu Capital Limited, or Ngai Tahu, and New Hope International (Hong Kong) Limited, or New Hope International, the minority shareholders of Agria Asia, which contain provisions protecting the rights of minority shareholders, including those that would require the unanimous shareholder approval for certain decisions. Additionally, certain decisions with respect to PGW may require super-majority shareholder approval, which our 50.01% shareholding does not ensure. Furthermore, we may be ineligible to vote on related party transactions between PGW and us, and such related party transactions may not be approved by PGW’s remaining shareholders. As such, restrictions on our ability to exercise control over PGW may adversely affect our business, results of operations and financial condition.
Contractual agreements with the other shareholders of Ganxin may affect our shareholding and level of influence in Ganxin.
Under the terms of contractual agreements we have entered into with the other shareholders of Ganxin, these shareholders have the right to purchase our shares in Ganxin in certain circumstances and the right to require us to purchase their shares in Ganxin in certain circumstances. The circumstances under which we buy or sell shares of Ganxin under these contractual arrangements may not be commercially favorable to us. The price or consideration for which we purchase or sell shares of Ganxin may not reflect the true value of those shares. If we are required to sell our shares of Ganxin to the other shareholders of Ganxin, our field corn seed product business would be directly impacted and our business, results of operations and financial condition may be adversely affected.

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
We may require additional cash resources in order to make acquisitions. In general, we do not know the cost of an acquisition until we analyze the opportunity, complete due diligence and begin negotiations. If the cost of any such acquisition exceeds our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or borrow under credit facilities. The sale or issuance of additional equity securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, both Agria Asia, our subsidiary that ultimately holds our investment in PGW, and PGW had substantial indebtedness as of the date of this annual report. Depending on the quantum and timing of cash flows arising from its indirect holding in PGW, we may need to refinance some or all of the debt in Agria Asia. Furthermore, New Hope International has the right to sell its shares in Agria Asia to Agria Group Limited, or Agria Group, on the terms and conditions provided in the shareholders agreement at a certain repurchase price determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. The obligation of Agria Group in connection with this put option held by New Hope International may be on terms that are not commercially favorable to us. Additionally, we funded our equity investment in Agria Asia through letters of credit and bank loans secured by our RMB cash deposits. Our existing debt may also have an adverse effect our ability to obtain financing in amounts or on terms acceptable to us, if we are able to obtain financing at all. We may also not be able to secure, repay or refinance debt incurred to fund acquisitions and purchases of equity interests, especially if the acquisition or equity interest purchase does not result in the benefits anticipated. As a result, our operating results and financial condition may be materially and adversely affected.
Failure to properly manage our storage system may damage our products, resulting in operating losses.
Seed storage entails significant risks associated with the storage environment, including moisture, temperature and humidity levels, deviations in which may result in damage to seeds in stock. Any significant damage to the products we have in storage could materially and adversely affect our results of operations.
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
As of December 31, 2008, we and our independent registered public accounting firm identified a number of control deficiencies, including a material weakness, in our internal control over financial reporting. The material weakness observed was that controls designed to ensure that significant transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively. Additionally, our management concluded that our internal control over financial reporting was not effective as of December 31, 2009. When finalizing the financial statements for the year end December 31, 2009, our auditors identified a material misstatement from the misapplication of U.S. GAAP on the presentation of expenses, recorded by our consolidated affiliate, comprising impairment charges to damaged inventories and long-lived assets caused by extreme weather conditions, which constituted a material weakness. As a result, an audit adjustment was required to reclassify non-operating expenses to operating expenses. Management recorded the audit adjustment, which did not result in any change to net income reported by us. In response to these material weaknesses, our management took remediation measures in 2010, including strengthening our monitoring control over financial reporting, implementing a series of review and monitoring controls over the financial statement closing process, appointed external consultants with relevant expertise and experience in U.S. GAAP and internal control over financial reporting and strengthening our internal audit team. Management has tested the effectiveness of these newly implemented controls and found them to be operating effectively for a sufficient period of time to reduce the possibility of a material misstatement to less than a reasonably possible likelihood. As a result, management has concluded that, as of December 31, 2010, the material weakness disclosed in our Form 20-F for the year ended December 31, 2009 had been remediated. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures.”
If we fail to maintain effective internal controls over financial reporting in the future, we may not be able to produce reliable financial reports and prevent fraud and investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

If we grant additional employee share options, restricted shares or other share incentives in the future, our net income could be adversely affected.
We have adopted a share incentive plan and granted share options under the plan. We are required to account for share-based compensation in accordance with ASC 718-10, “Compensation-Stock Compensation: Overall,” which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.
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
Most of our operations are conducted through our contractual arrangements with our affiliated entities and their shareholders in China. PRC regulations currently restrict foreign ownership of corn seed companies. For a description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Seed Law, Animal Husbandry Law and Other Relevant Regulations—Seed Law and Other Relevant Regulations.” We have entered into contractual arrangements with our affiliated entity, Guanli, and its shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over the affiliated entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guanli and Its Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Agria Agriculture and Zhongyuan and Their Respective Shareholders.”
If we or either of our PRC subsidiaries or affiliated entity or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted), the relevant PRC regulatory authorities, including the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, or SAFE, and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:
•	revoking Guanli’s business and operating licenses;
•	confiscating relevant income and imposing fines and other penalties;
•	prohibiting or restricting Guanli’s operations in China;
•	requiring us or Guanli to restructure Guanli’s ownership structure or operations;
•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our businesses and operations in China; or
•	imposing conditions or requirements with which we or our subsidiaries or Guanli may not be able to comply.

The imposition of any of these penalties could materially adversely affect our ability to conduct our business.
The shareholders of Guanli may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter into agreements to derive economic benefits from Guanli, which may materially and adversely affect our business and financial condition.
The shareholders of Guanli, our consolidated affiliated entity in the PRC, may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control Guanli, and receive economic benefits from their operations. They may not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and to honor their contracts with us in order for us to effectively control Guanli and to receive the economic benefits of Guanli. If we cannot resolve any conflicts of interest or disputes that may arise between us and the shareholders of Guanli or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.
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
Under the 2008 EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign-invested enterprises, such as our subsidiary, Agria China, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign-invested enterprises or domestic companies. Furthermore, enterprises that were established and that have already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. Uncertainty remains with respect to their interpretation and implementation. If the PRC central government challenges the preferential tax treatment enjoyed by some of our subsidiaries and consolidated affiliates, our effective tax rate applied to our income in China will likely increase to a maximum of 25%, which could materially adversely affect our financial condition and results of operations.

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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar.
In the year ended December 31, 2010, our revenues and costs were mostly denominated in Renminbi, while a significant portion of our financial assets were denominated in US dollars. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses were denominated in Renminbi. We rely entirely on dividends and other fees paid to us by our subsidiaries and our affiliated entity in China. To the extent that we need to convert US dollars into Renminbi for our operations, appreciation of the Renminbi against the US dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into US dollars for the purpose of dividend distribution or for other business purposes, appreciation of the US dollar against the Renminbi would negatively affect the US dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.

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
The PRC Property Rights Law may affect the perfection of the pledge in our pledge agreement with Guanli and its shareholders.
Under the equity pledge agreement among Guanli, the shareholders of Guanli and Agria Brother, the shareholders of Guanli have pledged all of their equity interests in Guanli to Agria Brother. The equity pledge agreement was duly created by recording the pledge on the register of shareholders of Guanli in accordance with the PRC Security Law and the PRC Contract Law. The purpose of the Guanli equity pledge agreement is to guarantee Guanli’s performance of its obligations under the exclusive technology development, technical support and service agreement, the exclusive call option agreement and the loan agreement. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local Administration for Industry and Commerce. Guanli has attempted to register the pledge, but the applications for registration have not been processed due to the lack of registration procedures. Guanli will continue to make efforts to register such pledge when the local Administration for Industry and Commerce implements registration procedures. If Guanli is unable to do so, the pledge itself may be deemed ineffective under the PRC Property Rights Law. If Guanli or its shareholders breach their obligations under the agreements with Agria Brother, there is a risk that Agria Brother may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.
Risks Related to the ADSs
The trading price of our ADSs has been and continues to be highly volatile.
The trading price of our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcement of securities law class action lawsuits against us and our directors and officers;
•	delays in our periodic earnings announcements;
•	announcements of technological or competitive developments;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our seeds;
•	additions to or departures of our executive officers and key personnel;
•	fluctuations in the exchange rates between the US dollar and RMB; and
•	sales or anticipated sales of additional ADSs.
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
Additional sales of our ADSs in the public market or the perception that these sales could occur could cause the market price of our ADSs to decline. A substantial repurchase of our ADSs may adversely affect the liquidity of our shares. As of the date of this annual report, we had 110,766,600 ordinary shares outstanding, of which 48,830,000 ordinary shares were represented by 24,415,000 ADSs. All ADSs are freely transferable without additional registration requirements under the Securities Act. Since the 180-day lock-up period of our initial public offering has expired, the remaining ordinary shares not represented by ADSs are available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Risks associated with a substantial sale or cancellation of our ADSs could materially and adversely affect the market price of our ADSs and liquidity.
We were a passive foreign investment company for the taxable year ended December 31, 2010, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2010. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2010, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
As of the date of this annual report, our principal shareholder, Mr. Guanglin Lai, beneficially owned 43.9% of our total outstanding shares with another 23.8% owned by the next three biggest shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
Our memorandum and articles of association include the following provisions that may have the effect of delaying or preventing a change of control of our company:
•	Our board of directors has the authority to establish from time to time one or more series of shares, including preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; number of shares of the series; dividend rights, dividend rates, conversion rights, voting rights; and rights and terms of redemption and liquidation preferences.
•	Our board of directors may issue a series of preferred shares without action by our shareholders to the extent of available authorized but unissued shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.
•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.
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
A. History and Development of the Company
We are a Cayman Islands incorporated holding company that conducts operations in China and internationally. Our China operations are primarily undertaken through our wholly-owned subsidiaries and through our contractual arrangements with Guanli, our consolidated affiliated entity. Our international operations are undertaken through our investment in the equity of, and convertible redeemable notes issued by PGW, New Zealand’s largest agricultural services company.
We commenced operations in January 2004 through P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Agria Group, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China in Beijing, China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities.
We incorporated Agria Corporation under the laws of the Cayman Islands in May 2007. Agria Corporation became the holding company of Agria Group in June 2007 when all of the shareholders of Agria Group exchanged their shares in Agria Group for shares of Agria Corporation on a pro rata basis. In April 2008, we formed Agria Brother in Shenzhen, China, as a wholly-owned subsidiary under the laws of the PRC to engage in research and development and other activities. In August 2009, we entered into contractual arrangements with Guanli to hold our future investments in the agricultural industry in China.

We formed Southrich Limited, a wholly-owned subsidiary of Agria Group, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010. Agria (Singapore) Pte. Ltd., or Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia . In January 2011, Agria Singapore made a partial takeover offer to the shareholders of PGW to acquire an additional 31.0% of the shares in PGW at an offer price of NZ$0.60 per share. On April 29, 2011, we completed this acquisition and increased our shareholding of PGW to 50.01%. In April 2011, New Hope International invested US$20 million in the equity of Agria Asia, upon which our equity interest in Agria Asia was 88.05%. In April 2011 we also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia to Ngai Tahu. This sale became unconditional when the shareholders of PGW approved the transaction in June 2011. We expect the sale will be completed in early July 2011. Upon the completion of this sale, our equity interest in Agria Asia will be 80.81%.
In July 2010, we divested P3A to Mr. Zhixin Xue, the president and a director of P3A. Agria China assigned to Mr. Xue all of our rights, interests, duties, liabilities and obligations under our contractual agreements with P3A in exchange for 11.5% of our issued and outstanding share capital immediately prior to the transaction. As a result of the divestiture, we ceased to operate the seed, sheep and seedling businesses that were previously operated through P3A.
In September 2010, we acquired a 49% equity stake in Wuwei Ganxin Seeds Company Limited, or Ganxin, for RMB40.0 million. Ganxin is a corn seed research, development, production and sales company based in the Gansu Province of China.
B. Business Overview
Overview
We are a China-based agriculture company with operations in China and internationally. In China, we engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. We own through Agria Asia a 50.1% equity interest in PGW, New Zealand’s largest agricultural services company. In July 2010, we divested P3A, which was engaged in research and development, production and sales of upstream agriculture products. Our total revenues increased from RMB3.0 million in 2009 to RMB29.0 million ($4.4 million) in 2010, while our net losses decreased from a loss of RMB135.3 million in 2009 to a loss of RMB59.2 million ($9.0 million) in 2010.
China Seeds Business
Our China seed business consists primarily of research and development, production, marketing and distribution of three types of seeds: field corn seeds, edible corn seeds and vegetable seeds. We operate our China seed business through four of our subsidiaries and associates described below:
We hold a 49% equity interest in Ganxin, which was established in January 2005 in Wuwei, Gansu Province. Ganxin serves as the primary production base for our field corn seed products.
We conduct sales, marketing and distribution of our corn seed products through Nong Ke Yu. Nong Ke Yu was established in 1998 in Beijing. In September 2009, we acquired 100% of Nong Ke Yu’s equity for a cash consideration of RMB5 million.
We conduct research and development and sales of vegetable seeds through BeOK. BeOK was established in August 2008 in Tianjin. In January 2010, we acquired 100% of BeOK’s equity for a cash consideration of RMB1 million.
In October 2009, we entered into an investment agreement with CNAAS and its affiliates, under which we agreed to invest RMB35 million (of which RMB 7 million has been paid as at December 31, 2010) for 53.84% of equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates. Zhongnong’s business is to hold the priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.

Products and Production
Our seeds products primarily consist of field corn seeds sold to farmers growing corn for animal feed and industrial uses, as well as edible corn seeds and vegetable seeds sold to farmers growing food for human consumption.
We invested in Ganxin in September 2010 to make it the primary production base for our field corn seed products. To our knowledge, in the corn growing season prior to our investment, or from March to August 2010, Ganxin had access to approximately 5,410 acres of farmland in Gansu Province for the production of field corn seeds and it produced 12,882 tons of field corn seeds.
We invested in Ganxin, a corn seed research, development, production and sales company based in the Gansu province, China, in September 2010 to make it the primary production base for our field corn seed products. Ganxin was formed in 2005 and produces corn seeds through arrangements with farmers in Gansu province, which is regarded as the leading area for corn seed production in China. Ganxin’s rights to produce and sell three varieties of corn seeds have been approved by relevant government authorities. This includes the variety Jixiang No. 1, which has features of high productivity and strong resistance to disease and is well regarded with a significant market share in China. Under the investment agreement, we received a 49% equity stake in Ganxin.
We also entered into an exclusive sales agency agreement with Ganxin, whereby the entire production volume of all current and future varieties of seeds owned or developed by Ganxin will be sold by us, acting as Ganxin’s exclusive agent. This sales agency agreement will remain effective for so long as we hold an equity stake in Ganxin.
Ganxin provides parent seeds to village collectives through arrangements where it leases land from local village collectives and distributes corn seeds within the village collectives. The village collectives in turn arrange for the farmers in the village to work on the land and produce corn seeds under the terms of our contractual arrangements. Cash advances are generally provided to the farmers for their purchase of fertilizer and other production materials. At the end of each growing season, Ganxin purchases the seeds that the village collectives produce on the leased land and deduct payment for the parent seeds and other advances provided.
We operate our edible corn seed business through Nong Ke Yu and our vegetable seed business through BeOK, both of which use outsourced production models. In 2010 we outsourced production of edible corn seeds to two production companies in Gansu, one of which is Ganxin, and one production company in Xinjiang and we outsourced production of vegetable seeds to one production company in each of Shandong, Tianjin and Inner Mongolia. Under these contractual outsourcing arrangements, we provide parent seeds, technical guidance and supervision to farmers and agree to buy the seeds from them at harvest. We processed and packaged these seed products and sold them to local and regional distributors.
Sales and Marketing
We market our seed products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers.
Our field corn seeds are primarily sold to distributors, who in turn sell them to the farmers. As of December 31, 2010, we had approximately 72 field corn seed products distributors in China, who usually place orders two months before deliveries. Our edible corn seeds are primarily sold to distributors, who in turn sell them to farmers or processing factories. As of December 31, 2010, we had approximately 100 edible corn seed products distributors and 110 processing factory customers in China. Sales of both our field corn seeds and edible corn seeds are primarily conducted by Nong Ke Yu. Our vegetable seeds are primarily sold to distributors, who in turn sell them to farmers. As of December 31, 2010, we had approximately 58 vegetable seed products distributors in China. We sell 18 varieties of vegetable seeds in six categories including broccoli, celery, chili, Chinese cabbage, cucumber and tomato.
As of December 31, 2010, our sales and marketing team comprised nine employees.
Research and Development
We conduct research and development primarily in cooperation with our associate Zhongnong and with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies and varieties of corn from third parties.

Our research and development team currently consists of 14 research professionals and staff who work in conjunction with us and CNAAS and an additional three research professionals and staff employed by Zhongnong. We have experimental breeding and testing bases for new corn varieties in Beijing and Hainan for our edible corn seeds business and in Beijing, Hainan and Shanxi for our field corn business.
In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, providing for future cooperation across the spectrum of agricultural research. Under this agreement, we have preferential rights to partner with CNAAS in commercializing their research results. Established in 1957, CNAAS comprises 39 research institutes across China, covering all major areas of the agricultural sector, including advanced research in the development of horticulture and livestock. CNAAS employs over 5,000 scientists and research engineers and controls one of the largest germplasm banks in the world.
Additionally, we collaborate with a number of universities and research institutions to develop advanced technologies, including the Beijing Academy of Agricultural Sciences, Baotou Agricultural Science Institution of Inner Mongolia, Tianjin Vegetable Research Institution and Shenyang Agricultural University.
As of December 31, 2010, through acquisitions and self-development efforts, we own the rights to three proprietary edible corn seed varieties, namely JKN2000, JKN120 and JingZiNuo218. In 2011, we acquired the rights to two proprietary field corn seeds varieties, namely BaYu11 and ZhongDan909. Ganxin is currently applying for the proprietary right for JiXiang No. 1, a field corn seed variety. We also employed a breeder to carry out our own breeding programs. We have established 70 testing sites for testing and selection of new varieties.
International Business
Our international business comprises our investment in PGW, New Zealand’s leading provider of agricultural services to growers, farmers and processors in New Zealand and internationally. PGW has more than 2,100 employees and its revenues amounted to NZ$1.2 billion for the fiscal year ended June 30, 2010. We have gained control over PGW on April 29, 2011, when we increased the shares held in PGW by Agria Singapore to 50.01%. Agria Singapore is 100% owned by Agria Asia which is currently 88.05% owned by Agria Group and following completion of a sale of 7.24% of Agria Asia to Ngai Tahu expected in early July 2011, Agria Asia will be 80.81% owned by Agria Group.
In 2010, PGW restructured its operations into two major business divisions: AgriTech, which engages in the seed, nutrition and grain businesses, and AgriServices, which engages in merchandising, livestock, insurance, real estate, irrigation and pumping and PGG Wrightson Finance, or PWF.
AgriTech
PGW’s AgriTech division comprises the following businesses:
Seeds
PGW’s Seed business is the largest Southern Hemisphere supplier of commodity and proprietary forage seed predominately to New Zealand, Australia, South America and various international markets. PGW’s seed product range includes grass seeds, seed treatment products, forage legumes, forage brassicas, herb seeds, pea seeds and turf seeds. PGW is a market leader in New Zealand in forage, brassicas and turf, in Australia in proprietary and commodity forage products and a strong presence in South America through various investments in Uruguay, Argentina and Brazil. PGW’s seed products are focused on improving overall farm productivity and performance. The business is also involved in the turf seeds market in New Zealand and Australia for application in sports grounds, parks and lawns. The Seeds division is supported by a strong research base and commercializes new products through internal research and development, breeding and evaluation programs and joint venture research partnerships. The seeds business has a number of proprietary seeds that provide superior margins. In addition it has a large number of new cultivars in development.
Nutrition
The Nutrition business (Agri-Feeds) is a leading importer and wholesaler of liquid animal feeds based on sugar cane molasses. Agri-Feeds also manufactures and supplies products for treating facial eczema in livestock.

Grain
PGW’s Grain business is New Zealand’s largest domestic grain brokerage and marketing service. The business specializes in the supply of cereal seeds to arable farmers together with crop drying and storage activities in maize in the North Island and grain brokerage services throughout New Zealand. Key product categories include feed wheat, milling wheat, malting barley, feed barley, maize and proprietary cereals. The Grain division has strong relationships with growers via a network of field representatives throughout key cropping areas.
AgriServices
PGW’s AgriServices division focuses on the end customer and PGW’s distribution network. The AgriServices division provides standard agricultural products and services to New Zealand customers and international distributors. The AgriServices division includes the following products and services:
Merchandising
PGW operates a network of 96 stores under the PGG Wrightson and Fruitfed Supplies brands providing a range of products from animal health and nutrition, grain, seed and chemicals to clothing, fuel, fencing, machinery and leisure goods.
Livestock
PGW’s livestock business comprises New Zealand’s largest group of livestock representatives (more than 250 in total) managing a variety of relationships between farmers, meat processors, livestock exporters and stud-stock breeders and buyers. PGW’s livestock representatives also facilitate the buying and selling of livestock on behalf of clients (at auction or privately on-farm), and provide advice in relation to livestock genetics, stocking and animal evaluation, valuation and selling and buying strategies.
Insurance
PGW offers a range of specialized insurance products delivered in conjunction with New Zealand insurance broker, AON. Insurance products include farm insurance, domestic insurance, livestock insurance, crop insurance and business insurance.
Real Estate
PGW operates a national rural real estate business conducted through a team of sales representatives with specialized knowledge of the rural property market.
Irrigation and Pumping
Irrigation and Pumping is an integrated irrigation business including system design, construction and service with a primary focus on the design and installation of “turnkey” irrigation and pumping projects for arable, pastoral and dairy platforms.
Other AgriServices
PGW has several other investments, advances and ventures which are grouped under the AgriServices division including investments in: Wool Partners International; The New Zealand Merino Company; and Agriculture NZ.
PWF
PWF is a non-bank specialist rural finance company offering a range of financial products and services including term loans, seasonal finance, livestock, wool, crop and farm input advances.

On June 14, 2011, PGW announced it had entered into a conditional share sale agreement with Heartland New Zealand Limited, or Heartland, to sell its finance subsidiary, PWF, to Heartland’s wholly-owned subsidiary, Heartland Building Society, or HBS. The purchase price, an amount equal to the adjusted net tangible assets of PWF as of the expected completion date of the transaction, August 31, 2011, is expected to be approximately NZ$100 million ($76.9 million). In connection with the transaction, PWF would transfer certain loans with a combined value of approximately NZ$96.5 million ($74.2 million), to a wholly-owned PGW special purpose vehicle, which would work to realize or refinance these facilities over the short to medium term. If all sale conditions are met, Heartland would become the issuer of the debt securities currently issued by PWF and would take over all aspects of PWF’s business, including its loan book and existing staff. Further, PGW and Heartland have agreed to enter into a distribution and services agreement whereby Heartland will make financial products and services available to PGW clients in support of their farming activities. The transaction is conditional upon a number of approvals, including PGW and Heartland shareholder approvals, PWF debt holder consent, PWF and Heartland trustee consents, Heartland’s capital raising, as well as relevant regulatory and New Zealand government consents.
Structure of our investment in PGW
In October 2009, we entered into agreements to invest in and form a strategic partnership with PGW. Between November 2009 and December 2009, through equity purchases and participation in a rights issue, we invested a total of NZ$83.9 million ($64.5 million) and acquired a 19.01% stake in PGW. This stake was held by Agria Singapore, a wholly owned subsidiary of Agria Asia, which in turn was a 100% owned subsidiary of Agria.
On January 15, 2010, pursuant to a subscription agreement dated November 18, 2009, we subscribed for convertible redeemable notes issued by PGW in an aggregate principal amount of approximately NZ$33.8 million ($26.0 million). This note was held by Agria Asia.
In January 2011, Agria Singapore made a partial takeover offer for an additional 31.0% of the shares in PGW at the offer price of NZ$0.60 per share to in order to bring its total shareholding in PGG Wrightston to 50.01%. The total consideration paid by Agria Singapore, excluding transaction expenses for the shares acquired under the partial offer, was NZ$141.0 million ($108.4 million).
Between January 2011 and April 2011, Agria Group, Agria Asia and Agria Singapore entered into a number of financing arrangements between ourselves and also with New Hope International, or New Hope International, a subsidiary of New Hope Group to provide equity funding to Agria Singapore to complete such partial takeover. Agria Asia and its wholly owned subsidiaries also raised bank acquisition finance and debt from New Zealand-based Livestock Improvement Corporation Limited, or LIC, who agreed to support our partial takeover offer.
Under our equity funding arrangements, in addition to the 19.01% stake in PGW already owned by Agria Singapore and the CRN held by Agria Asia, Agria Group subscribed for additional equity in Agria Asia valued at $55.3 million for a combination of cash, expenses already incurred on behalf of Agria Asia and expenses that we agreed to incur on behalf of Agria Asia. At the date of completion of the partial offer we held 88.05% of Agria Asia.
Under New Hope International’s equity funding arrangements, New Hope International subscribed for equity in Agria Asia valued at $20.0 million for cash. New Hope International hold 11.95% of Agria Asia.
In April 2011, we also entered into a share purchase agreement with Ngai Tahu, a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures. Under the terms of the agreement, Ngai Tahu agreed to purchase from us 7.24% of the total shares of Agria Asia for a consideration of NZ$15.0 million ($11.5 million), subject to approval of shareholders of PGW. On June 28, 2011, PGW’s shareholders approved the transaction and the sale became unconditional. We expect the sale will be completed in early July 2011. Upon the completion of this sale, the equity interest in Agria Asia will be as follows:

%
Agria Group	80.81%
New Hope International	11.95%
Ngai Tahu	7.24%
New Hope Group is one of China’s largest agricultural and food corporations. The company employs more than 60,000 staff and engages in agribusiness and food, chemicals and resources, finance and investment, and real estate and infrastructure. The agribusiness and food sector of New Hope Group is the largest animal feed producer and one of the largest suppliers of meat, egg and dairy products in China. New Hope Group also has extensive chemical and resource interests in the areas of potassium, phosphorous and coal, and is the largest producer of high-potassium hydrogen and phosphate in Asia. In addition, New Hope Group is the largest shareholder of MinSheng Bank, China’s seventh largest commercial bank.

In June 2011, we entered a new shareholders agreement with New Hope International. Under this agreement, we granted New Hope International the rights of first offer in the event that Agria Corporation proposes to transfer all or part of its shares in Agria Group, as well as the tag-along rights in the event that Agria Group proposes to transfer all or part of its shares in Agria Asia. Furthermore, New Hope International has the right to sell its shares in Agria Asia to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. Under the supplemental agreement, Agria Group agreed to provide guarantee to New Hope International for a minimal level of dividends to be distributed by Agria Asia to New Hope International. If Agria Group makes any payment to New Hope International under that guarantee, New Hope International will remit such payment to Agria Group once cumulative dividends distributed by Agria Asia to New Hope International exceeds the minimal guaranteed level. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Agria Group pledged its shares in Agria Asia to New Hope International and Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.
The key features of the convertible redeemable notes issued by PGW to us are as follows:
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
PGW can suspend the interest payments at its sole discretion. Suspended interest accumulates and any suspended interest is payable on any subsequent interest payment date at the sole discretion of PGW. At any time when there is suspended interest, PGW may not declare or pay any dividend or make a distribution on its ordinary shares. Once payment of interest on the notes is resumed, PGW may not declare or pay any dividend or make a distribution on its ordinary shares for a period of 12 months commencing on the date on which the payment of interest is resumed, unless all suspended and unpaid interest is paid.
Conversion and Redemption
Unless otherwise agreed by PGW and us, PGW may elect at its sole discretion to convert or redeem the notes at any time following 18 months after January 15, 2010.
In the event that PGW elects to convert the notes into its ordinary shares, each note will be converted into 2.1 ordinary shares of PGW, subject to PGW’s shareholder approval.
In the event that PGW elects to redeem the notes, we may choose whether the notes will be redeemed in cash or exchanged into ordinary shares of PWF, a wholly owned subsidiary of PGW, which exchange is subject to PGW’s shareholder approval.
If the notes are redeemed in cash, PGW will pay us 102% of the principal amount of the notes if the redemption takes place on or before December 31, 2011, or 104%, with each subsequent two-year period cash redemption amount accreting at an additional 2%, if the redemption takes place during the two-year period after December 31, 2011.

If the notes are exchanged into ordinary shares of PWF, the exchange ratio at which each note is exchanged into PWF ordinary shares will be the greater of (1) 1/(net tangible assets per PWF share on December 31, 2009), and (2) 1/(net tangible assets per PWF share at the last day of the month immediately prior to the time of exchange), provided that the exchange ratio shall be between 30% to 50%, depending upon the performance of PWF. In addition to the exchange, PGW will also pay Agria 2% of the principal amount of the notes to be redeemed if the redemption occurs on or before December 31, 2011, or 4%, with each subsequent two-year exchange period redemption payment accreting at an additional 2%, if the redemption occurs between January 1, 2012 and on or before December 31, 2013.
In the event that shareholder approval, or any other regulatory or other approval or consent required by either PGW or us in order to effect the exchange of PWF ordinary shares, cannot be obtained, we will have the option to have PGW redeem the notes in cash at the abovementioned cash redemption amount, or have PGW pay us in cash the cash equivalent value of the ordinary shares of PWF sought to be transferred to us under the exchange arrangement.
Strategic Review
We commenced a process of strategic review with the changes in our senior management in late 2009. This strategic review is now largely complete and we have concluded the following as our key strategic priorities:
•	Growing a focused seed business in China. We believe that the PRC government and the agricultural industry participants share the same goal of improving agricultural productivity, which is evidenced by strong foreign and domestic investment flowing into the agricultural industry in China. We consider that focusing on the seed sector will best position us to achieve sustainable growth in the future.
•	Developing strong expertise in operational management. The agricultural sector in China is highly fragmented with many small companies whose growth potential is hindered by a lack of experienced operational management. Our investment in and strategic partnership with PGW, which owns the largest seed company in the southern hemisphere gives us an access to a management team experienced in running modern international seed businesses. In June 2010, we also recruited Mr. Chuanli Zhou as the head of our seeds division. Mr. Zhou has over 20 years of experience in the seed industry in China and was previously the general manager of Shandong Denghai-PIONEER Seed Company, a joint venture between Pioneer Hi-Bred International Inc., a leading international agricultural company, and Shandong Denghai Seeds Co., Ltd.
•	Acquiring proprietary technologies. The seed industry is a technology-centered business and companies with sufficient quantity and quality of proprietary technologies have a significant competitive edge. We will continue to leverage our recent investment in and partnership with CNAAS to develop proprietary technologies. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed producers.
P3A
P3A Business
In July 2010, we divested P3A which engaged in research and development, production and sales of upstream agriculture products in three categories: seeds, sheep products and seedling and dates products.
Prior to our divestiture of P3A in July 2010, the P3A seed products primarily consisted of corn seeds sold to farmers growing corn for animal feed, human consumption and industrial uses. These corn seeds were grown through contractual arrangements with village collectives under which P3A provided farming, harvesting and other technical guidance and supervision to farmers. P3A processed and package field corn seed products and sold them to local and regional distributors.
The P3A sheep products segment consisted primarily of buying, raising and selling sheep and goats. In 2008 and previous years, the P3A sheep business was also involved in the production and sale of frozen semen and embryos of sheep and goats. However, in 2008, P3A relocated the production of frozen semen and embryos to Youyu, Shanxi province. This transfer significantly disrupted the sheep business and led to quality control problems.
The P3A seedling products primarily consisted of Chinese dates and date seedlings that P3A sold directly to end users. Historically, these seedling products comprised Chinese date seedlings and tree seedlings. In 2010, P3A stopped producing date seedlings and also ceased the production and sale of the other seedling varieties.

Divestiture of P3A
P3A had historically been Agria’s principal operating entity with three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance had declined since 2007.
On June 29, 2010, we announced we had reached an agreement in principle to divest P3A to Mr. Zhixin Xue, the president and a director of P3A. On July 9, 2010, our audit committee approved the transaction and we entered into definitive agreements to divest P3A, to Mr. Zhixin Xue. The divestiture of P3A was completed in July 2010.
Through the transaction, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction in exchange for the transfer of all of Agria’s interest in P3A to Mr. Xue. Immediately following the proposed transaction, Mr. Xue held approximately 7% of our ordinary shares.
The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by us. We are not currently using this land and are in the process of assessing appropriate revenue generating opportunities that will make use of the land.
Investments and Strategic Partnerships
In September 2009, we entered into an agreement to acquire Nong Ke Yu. Under the terms of the agreement, Guanli, our consolidated affiliated entity acquired 100% of the equity of Nong Ke Yu for RMB5.0 million ($0.8 million). Previously, in June 2008, we had purchased the production and sales rights to two corn seeds owned by Nong Ke Yu, JKN2000 and JKN120.
In October 2009, we entered into a strategic co-operation framework agreement with CNAAS, which provides for future co-operation across the spectrum of agricultural research. In October 2009, we agreed to invest RMB35 million in Beijing Zhongnong Seed Industry Co., Ltd., or Zhongnong, a seed company based in China, for a 53.84% equity interest in Zhongnong. As of December 31, 2010, we had invested RMB7 million in Zhongnong. Zhongnong’s business is to hold the priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.
In January 2010, we entered into an agreement to acquire 100% of the equity of BeOK for RMB1.0 million ($0.2 million). BeOK is primarily engaged in the research and development and sale of vegetable seeds and is based in Tianjin.
In September 2010, we completed our strategic investment in Ganxin. Pursuant to the share purchase agreement dated June 13, 2010 by and between Guanli and Ganxin, Guanli acquired a 49% equity interest in Ganxin for a consideration of RMB40.0 million. Under the share purchase agreement, we have the right to appoint two directors, and the original shareholders have the right to appoint one director, to the board of directors which consists of three directors. A majority of votes, including that of the director appointed by the original shareholders must be obtained in order for the board to pass a resolution. As a result, we have board representation sufficient to enforce veto rights on all decisions. Nong Ke Yu has entered into an exclusive sales agency agreement with Ganxin to act as its exclusive agent and sell the entire production volume of all current and future varieties of seeds owned or developed by Ganxin.
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
On June 4, 2010, we entered into a memorandum of understanding with the lead plaintiff reflecting an agreement in principle and agreed to pay $3.75 million to settle all claims asserted in the class action lawsuit. On September 20, 2010, the court granted a preliminary approval of the settlement. The deadline for filing objections to the Settlement, Plan of Distribution of settlement proceeds, and attorneys’ fee and expense request by Lead Plaintiff’s counsel expired on January 7, 2011, and no such objections were filed by Class Members.
On June 7, 2011, the court granted final approval of the settlement and entered a final judgment resolving the case. The settlement amount is within the limit of our applicable insurance policies, and we do not expect the settlement to have any impact on our financial position, results of operation or cash flows.
Regulation
Agriculture Law
On July 2, 1993, the PRC promulgated the Agriculture Law which sets forth certain principles and various measures designed to ensure the steady development of the agricultural industry. For example, the production and operation of agricultural products that affect the health of people or animals, such as seeds, must meet registration and approval requirements under PRC laws and regulations. The Agriculture Law was revised on December 28, 2002 and became effective as of March 1, 2003.
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
In addition to the Animal Husbandry Law, the Administrative Regulation of Breeders was issued on April 15, 1994 and revised on January 8, 2011. These regulations specify conditions and requirements that must be satisfied by breeding farms regarding their technologies, facilities, quarantine measures, livestock and poultry inspection systems and livestock and poultry distribution. We believe our sheep farms meet the conditions required under the applicable regulations.
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

National Legislation on Land
In April 1988, the constitution of the PRC was amended by the National People’s Congress to allow for the transfer of land use rights for value, and in December 1988, the Land Administration Law of the PRC was similarly amended. The Land Administration Law of the PRC was further amended in August 1988 and August 2004.
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
Under Article 38 of the PRC Law on Administration of Urban Real Estate, or the Urban Real Estate Law, issued on July 5, 1994 and revised on August 30, 2007, real property that has not been registered and for which a title certificate has not been obtained in accordance with the law cannot be transferred. Under Article 39 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must be met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) where the investment or development involves a real estate construction project, more than 25% of the total amount of investment or development must have been made or completed; and (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose must have been confirmed.
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

C. Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 1, 2011:

Agria Corporation
(Cayman Islands)
100%
Agria Group Limited
(British Virgin Islands)
88.05%(3)
Agria Asia Investments Limited
(British Virgin Islands)
100%
China Victory International Holdings Limited
("China Victory")
(Hong Kong)
100%
Agria (Singapore) Pte. Ltd.
(Singapore)
50.01%
100%
PGG Wrightson Group Ltd.
("PGW")
(New Zealand)
Agria Corporation (New Zealand) Ltd.
(New Zealand)
Outside China
Inside China
100%
100%
Two Individual Shareholders (1)
Agria Brother Biotech (Shenzhen) Co., Ltd.
("Agria Brother")
Aero Biotech Science & Technology Co., Ltd.
("Agria China")
100% (2)
Shenzhen Guanli Agricultural Technology Co., Ltd.
("Guanli")
100%
Beijing Nong Ke Yu Seeds International Co., Ltd
("Nong Ke Yu")

→ *Equity interest.*

←- - → *Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement, an Exclusive Consultancy Service Agreement and a Proprietary Technology License Agreement.*

←·-·→ *Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement.*

←·····→ *Contractual arrangements including Power of Attorneys, an Exclusive Call Option Agreement, an Equity Pledge Agreement and Letters of Undertaking.*

(2) Ms. Juan Li holds 95% and Ms. Jie Zhen Chen holds 5%.

(3) Upon the completion of the sale to Ngai Tahu, Agria Group Limited will hold 80.81% of equity interest in Agria Asia.

We conduct our business through contractual agreements with our consolidated affiliated entities, Guanli, Shenzhen Agria Agricultural Co., Ltd., or Agria Agriculture, and Shenzhen Zhongyuan Agriculture Co., Ltd., or Zhongyuan, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with Guanli, Agria Agriculture and Zhongyuan and their respective shareholders enable us to:
•	exercise effective control over Guanli, Agria Agriculture and Zhongyuan;
•	receive substantially all of the earnings and other economic benefits from Guanli, Agria Agriculture and Zhongyuan to the extent permissible under PRC law in consideration for the services provided by Agria Brother; and
•	have an exclusive option to purchase all or part of the equity interests in P3A, Guanli, Agria Agriculture and Zhongyuan in each case when and to the extent permitted by PRC law.
In addition, the shareholders of Guanli have executed a letter of undertaking to remit all of the dividends and other distributions received from Guanli to Agria Brother, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in Guanli at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and the current shareholders of Guanli. We have the legal obligation to provide funding for all losses incurred by Guanli, Agria Agriculture and Zhongyuan.
Up until July 2010 when we divested P3A, we conducted our business through contractual agreements with P3A, our consolidated affiliated entity, which held the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with P3A enabled us to achieve the same operation effects as those with regards to Guanli, Agria Agriculture and Zhongyuan. The shareholders of P3A had executed a letter of undertaking to remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We had the legal obligation to provide funding for all losses incurred by P3A.
D. Property, Plants and Equipment
We invested in Ganxin in September 2010 to make it the primary production base for our field corn seed products. To our knowledge, in the corn seed growing season prior to our investment, or March to August 2010, Ganxin had access to approximately 5,410 acres of farmland in Gansu Province for the production of field corn seeds.
P3A, which we divested in July 2010, leased approximately 14,500 acres of land for its seed production, primarily from village collectives. Our interest in this land was sold as part of the P3A divestiture.
Additionally, P3A had entered into long-term lease agreements with local government and village collectives for approximately 13,500 acres of land with remaining durations of approximately 9 to 27 years and all rental payments was prepaid in full. P3A had previously used this land for sheep breeding. As part of the divestiture of P3A, we retained our interest in this land. We are not currently using this land, although we are assessing appropriate revenue generating opportunities for this land.
Production of our edible corn seed and vegetable seed products is primarily outsourced to third parties. In addition, we lease approximately 120 acres of land, which are generally used for seed testing and production. These leases typically have terms of 18 years.

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

	For the Years Ended December 31,
	2008		2009		2010
	RMB	% of Revenues	RMB	% of Revenues	RMB	$	% of Revenues
	(In thousands, except percentages)
Revenue	3,000	100%	3,013	100%	29,022	4,397	100%
Cost of revenue	(2,651)	(88.4)%	(5,285)	(175.4)%	(17,345)	(2,628)	(59.8)%

Gross profit	349	11.6%	(2,272)	(75.4)%	11,677	1,769	40.2%

Operating expenses:
Selling expenses	—	0.0%	(166)	(5.5)%	(875)	(132)	(3.0)%
General and administrative expenses	(864,771)	(28,825.7)%	(89,453)	(2,968.9)%	(97,796)	(14,818)	(337.0)%
Research and development expenses	(1,932)	(64.4)%	(1,156)	(38.4)%	(114)	(17)	(0.4)%

Total operating expenses	(866,703)	(28,890.1)%	(90,775)	(3,012.8)%	(98,785)	(14,967)	(340.4)%

Operating loss	(866,354)	(28,878.5)%	(93,047)	(3,088.2)%	(87,108)	(13,198)	(300.1)%

Other income (expenses):
Interest income	33,744	1,124.8%	8,489	281.7%	22,448	3,401	77.3%
Interest expense	(26)	(0.9)%	(40)	(1.3)%	(2,266)	(343)	(7.8)%
Exchange loss	(11,812)	(393.7)%	(16,602)	(551.0)%	(2,843)	(431)	(9.8%)
Unrealized (loss) gain in investment	—	—	(548)	(18.2)%	1,946	295	6.7%
Other expense	(2,119)	(70.6)%	(33)	(1.1)%	(1,341)	(203)	(4.6)%
Other income	90	3.0%	2,799	92.9%	20,634	3,126	71.1%
Loss from equity investments	—	—	—	—	(2,223)	(337)	(7.7)%

Loss before income tax	(846,477)	(28,215.9)%	(98,982)	(3,285.2)%	(50,753)	(7,690)	(174.9)%
Income tax	(25,577)	(852.5)%	(10,915)	(362.3)%	(7,104)	(1,076)	(24.5)%

Loss from continuing operations	(872,054)	(29,068.4)%	(109,897)	(3,647.5)%	(57,857)	(8,766)	(199.4)%
Income (loss) from discontinued operation	121,053	4,035.1%	(25,378)	(842.3)%	(1,314)	(199)	(4.5)%

Net loss	(751,001)	(25,033.3)%	(135,275)	(4,489.8)%	(59,171)	(8,965)	(203.9)%

Revenues
Our consolidated revenue increased by 863.2% from RMB3.0 million in 2009 to RMB29.0 million ($4.4 million) in 2010, primarily due to (i) the full year revenue contribution in 2010 from our acquisition of Nong Ke Yu, which was completed in September 2009, (ii) the revenue derived from our exclusive sales agency arrangement with our 49% owned associate Ganxin, and (iii) the part year contribution in 2010 from our acquisition of BeOK, a company engaged in research, production and marketing of vegetable seeds.
Our consolidated revenue remained approximately the same as RMB3.0 million in 2008 and 2009. It increased slightly due to a small contribution from the part year contribution from our acquisition of Nong Ke Yu in September 2009.
Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. As a result, our revenue has been recast to remove costs of P3A revenue in each of the three years ended December 31, 2010.
Our revenue in the three years ended December 31, 2010 were all generated by our China seeds business.

China Seed Products Revenues
We have generated revenues from the sale of edible corn seed products since we acquired Nong Ke Yu in September 2009. We have generated revenues from the sale of vegetable seed products since we acquired BeOK in January 2010. We have also generated revenues from the sale of field corn seed products since we invested in, and entered into an exclusive sales agency agreement with, Ganxin in September 2010.
Revenues from the sale of each of these categories of seed products were influenced by the total sales volume and the average selling prices of our products.
Revenues from our China seed business in each of 2008 and 2009 included a royalty income of RMB3.0 million from Nong Ke Yu. This royalty income related to the purchase and subsequent rental of production and sales rights to two corn seeds JKN2000 and JKN120 for the period prior to the acquisition of Nong Ke Yu. There was no other revenue in 2008.
The following table sets forth our seed sales volume and revenues, in absolute amounts and as percentages of our total revenues, for each of the seed product categories as well as our royalty income for the years indicated:

	For the Year Ended December 31,
	2008			2009			2010
			% of			% of				% of
	Sales		Total	Sales		Total	Sales			Total
	Volume	Revenue	Revenues	Volume	Revenue	Revenues	Volume	Revenue	$	Revenues
	(Revenue in RMB thousands and sales volume in kg)

Edible corn seeds	—	—	—	385	13	0.4%	811,056	28,715	4,351	99.0%

Field corn seeds	—	—	—	—	—	—	2,464	8	1	0.0%

Vegetable seeds	—	—	—	—	—	—	481	299	45	1.0%

Royalty income	—	3,000	100.0%	—	3,000	99.6%	—	—	—	—

Total	—	3,000	100.0%	385	3,013	100.0%	814,001	29,022	4,397	100.0%
The total sales volumes of the seeds products increased from 385kg in 2009 to 814,001kg in 2010, primarily due to the following factors:
•	In September 2009, we acquired Nong Ke Yu, an edible corn seeds business engaged in research and development, production, distribution and sales of seeds for edible corn for human consumption. Due to the seasonal nature of this business and the timing of the acquisition, revenue derived from Nong Ke Yu in 2009 was very low. However, in 2010, we benefited fully from Nong Ke Yu’s business and operations.
•	In January 2010, we acquired BeOK, a company engaged in research, production and marketing of vegetable seeds.
•	In September 2010, we invested in Ganxin and entered into an exclusive sales agency agreement with them. Under the terms of the exclusive sales agency agreement, we have the exclusive right to sell the entire production volume of all current and future varieties of field corn seeds owned or developed by Ganxin. Due to the seasonal nature of this business and the timing of the acquisition, no material revenue was derived from field corn seeds in 2010.
The average selling price of our edible corn seeds increased from RMB34 per kg in 2009 to RMB35 per kg in 2010. This was caused by a general increase in market prices for corn seeds in 2010. The average selling price of our field corn seeds in 2010 was RMB3 per kg and the average price of our vegetable seeds in 2010 was RMB622 per kg.
Revenue generated from our China seed business in each of 2008 and 2009 included a royalty income of RMB3.0 million from Nong Ke Yu. relating to the purchase and subsequent rental of production and sales rights to two corn seeds JKN2000 and JKN120 for the period prior to the acquisition of Nong Ke Yu.

Cost of Revenues and Gross Margins
Total cost of revenues increased by 228.2% from RMB5.3 million in 2009 to RMB17.3 million ($2.6 million) in 2010. Our gross profit improved from a loss of RMB2.3 million in 2009 to a profit of RMB11.7 million ($1.8 million) in 2010.
Total cost of revenues increased by 99.3% from RMB2.7 million in 2008 to RMB5.3 million in 2009. The decrease was primarily due to a full year of amortization of our purchased technology know-how. Our gross profit deteriorated from a profit of RMB0.3 million in 2008 to a loss of RMB2.3 million in 2009.
Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. Therefore our cost of revenue has been recast to remove P3A revenue in each of the three years ended December 31, 2010.
Our costs of revenue in the three years ended December 31, 2010 were all incurred by our China seed business.
China Seeds Products
Since our acquisition of Nong Ke Yu in September 2009, our cost of revenues for our China seeds products primarily consists of the costs that we pay to companies to whom we outsource production of our seed products, depreciation of buildings and equipment and direct labor cost. At the beginning of each growing season, we provide parent seeds to the production companies to grow for us under contractual arrangements, which detail the area of land, standard yield and quality requirements. We also provide advances to the production companies for their rental of land, payments to farmers, purchase of fertilizer and other production materials. At the end of the growing season, we take delivery of the seeds and undertake various sorting, selecting, coating and packaging processes to produce our finished goods.
In 2008 and 2009, our cost of revenue primarily comprised the amortization of purchased technology know-how relating to two varieties of corn seeds, JKN 2000 and JKN 120. In 2010, since we no longer received royalty income from these corn seed varieties, the amortization of purchased technology know-how was charged to general and administrative expenses rather than cost of revenues.
The following table sets forth the cost of sales, the gross profit and the gross profit as percentages of our total revenues for each of the seed product categories and of other costs of revenues (amortization of our purchased technology know-how) for the years indicated.

	2008			2009			2010
	Cost of	Gross	Gross	Cost of	Gross	Gross	Cost of	Cost of	Gross	Gross	Gross
	Revenue	Profit	Profit	Revenue	Profit	Profit	Revenue	Revenue	Profit	Profit	Profit
	RMB’000	RMB’000%		RMB’000	RMB’000%		RMB’000	USD’000	RMB’000	USD’000%

Edible Corn Seeds	—	—	—	8	5	38.5%	17,104	2,592	11,611	1,759	40.4%
Field Corn Seeds	—	—	—	—	—	—	8	1	0	0	4.3%
Vegetable Seeds	—	—	—	—	—	—	233	35	66	10	22.1%
Other Cost of Revenue	2,651	349	11.6%	5,277	(2,277)	(75.9)%	—	—	—	—	—
Total	2,651	349	11.6%	5,285	(2,272)	(75.4)%	17,345	2,628	11,677	1,769	40.2%
Our cost of revenues for the seeds business increased from RMB5.3 million in 2009 to RMB17.3 million ($2.6 million) in 2010. This increase was primarily due to (i) our acquisition of Nong Ke Yu in September 2009, (ii) our exclusive sales agency arrangement with our 49% owned associate Ganxin, and (iii) our acquisition of BeOK in January 2010. The increase was partially offset by the amortization of purchased technology know-how that was charged to our general and administrative expenses in 2010 rather that cost of revenues in 2009. Our gross margin for seed sales improved from a loss of 75.4% in 2009 to a profit of 40.2% in 2010, because the increase in our revenue due to our acquisitions was at a greater rate than the increase in our cost of sales.
Our cost of revenues increased from RMB2.7 million in 2008 to RMB5.3 million in 2009. Our gross margin decreased from a profit margin of 11.6% in 2008 to a loss margin of 75.4% in 2009, primarily because we incurred a full year of amortization of our purchased technology know-how in 2009, compared to only a partial year amortization in 2008.

Operating Expenses and Income
Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. Therefore our operating expenses and income has been recast to remove P3A operating expenses and income in each of the three years ended December 31, 2010.
Selling Expenses. Our selling expenses primarily consist of our expenses of advertising in magazines, salaries and compensation for our sales personnel, promotion expenses and other marketing related expenses. Prior to our acquisition of Nong Ke Yu in September 2009, we did not incur any selling expenses.
Selling expenses increased from RMB0.2 million in 2009 to RMB0.9 million ($0.1 million) in 2010. This increase was due to the full year impact of our Nong Ke Yu acquisition and an increase in the number of sales personnel from one to nine during 2010.
Selling expenses increased from nil in 2008 to RMB0.2 million in 2009 as we did not have any selling expenses prior to our acquisition of Nong Ke Yu in September 2009.
General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for administrative, finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities.
Our general and administrative expenses increased from RMB89.5 million in 2009 to RMB97.8 million ($14.8 million) in 2010. The increase was primarily due to amortization of corn seed rights in 2010 of RMB5.0 million ($0.8 million) which were classified as costs of goods sold in 2009, amortization of land use rights of the land that was retained by us as part of the P3A divestiture of RMB7.6 million ($1.2 million) for the period from the date of divestiture until December 31, 2010, offset in part by a reduction in the costs of amortization of share options from RMB14.6 million in 2009 to RMB9.8 million ($1.5 million).
Our general and administrative expenses decreased from RMB864.8 million in 2008 to RMB89.5 million in 2009. The decrease was primarily due to an general and administrative expense in 2008 of RMB768.5 million relating to a non-cash charge arising from the arrangements between Brothers Capital Limited, or BCL, and certain employees of P3A.
Our general and administrative expenses in 2009 also included legal and professional fees of RMB28.8 million. This amount included expenses of RMB7.1 million incurred during the acquisition of our interest in PGW.
Our stock-based compensation charge within general and administrative expenses decreased from RMB68.6 million in 2008 to RMB14.6 million in 2009.
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
Research and development expenses fell from RMB1.2 million in 2009 to RMB114,000 ($17,000) in 2010 due to the departure of several members of our research and development staff in 2009 and the partial release in 2010 of a provision from the time of the acquisition of Nong Ke Yu. NongKeyYu, prior to our acquisition in September 2009, had been undertaking trials in Leizhou to examine the viability of certain varieties of edible corn seeds for the Southern China market. At the time of our acquisition, we had an expectation of liabilities and committed expenditure in relation to these trials and made a provision in the acquired balance sheet of RMB2.0 million. The actual costs incurred in terminating the tests was RMB1.5 million with the balance being released to offset research and development expenses in 2010.
Research and development expenses fell from RMB1.9 million in 2008 to RMB1.2 million in 2009 due to the departure of several members of our research and development staff in 2009.

Share-based Compensation Expenses. Since we adopted the 2007 share incentive plan in July 2007, options to purchase a total of 13,238,100 ordinary shares were granted to our officers, directors and employees and remained outstanding as of December 31, 2010. We had not granted any options or other or equity incentives to any employee, director or consultant before July 2007.
We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.
For the options to purchase 13,238,100 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008, December 5, 2008, October 13, 2009, May 21,2010 and June 1, 2010 and remained outstanding, total unrecognized compensation costs are estimated to be approximately $1.7 million as of December 31, 2010 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of two to four years from the respective grant dates.
Operating Profit (Loss)
As a result of the foregoing factors, our operating loss from operations improved from a loss of RMB93.0 million in 2009 to a loss of RMB87.1 million ($13.2 million) in 2010.
As a result of the foregoing factors, our operating loss from operations improved from a loss of RMB866.4 million in 2008 to a loss of RMB93.0 million in 2009.
Interest Income
The interest income in 2008 and 2009 comprised interest earned on our cash deposits, which were reduced as we invested the cash received through our IPO. In January 2010, we completed our subscription for convertible redeemable notes issued by PGW of NZ$33.8 million and received interest income at a rate of 8% from the date of subscription.
As a result of the above factors, our interest income was RMB33.7 million, RMB8.5 million and RMB 22.4 million ($3.4 million) in 2008, 2009 and 2010, respectively.
Interest Expense
Our interest expense comprised interest paid on bank loans and was RMB2.3 million ($0.3 million) in 2010 compared to immaterial amounts in both 2008 and 2009.
Unrealized Gain (Loss) on Investment
The unrealized gain on investments of RMB1.9 million ($0.3 million) in 2010 compared to the unrealized loss on investment of RMB0.5 million in 2009 represented the difference between the fair value of PGW based on the share price of PGW as of December 31, 2010 and the fair value of the investment based on the share price as of December 31, 2009.
The unrealized loss on investments of RMB0.5 million in 2009, compared to nil in 2008, represented the difference between the initial investment cost of PGW and the fair value of the investment based on the share price of PGW as of December 31, 2009.
Other Income
We recorded RMB20.6 million ($3.1 million) of other income in 2010, which was primarily attributable to payments of $0.5 million from our insurers for our legal costs incurred in defending our class action lawsuit and $2.2 million of income from our ADS depositary as reimbursement for legal fees and administrative expenses.
We recorded RMB2.8 million of other income in 2009, which was primarily attributable to an underwriting fee received as part of our participation in the rights issue undertaken by PGW.

Loss From Associates
We recorded RMB2.2 million ($0.3 million) of loss from associates in 2010, compared to nil in 2009 and 2008. This is primarily attributable to our share of net losses of Zhongnong from the date of our investment in June 2010, which was partially offset by our share of the net profits of Ganxin from the date of our investment in September 2010.
Income (Loss) Before Income Tax
As a result of the foregoing factors, our pre-tax income improved from a pre-tax loss of RMB99.0 million in 2009 to a pre-tax loss of RMB50.8 million ($7.7 million) in 2010.
As a result of the foregoing factors, our pre-tax income improved from a pre-tax loss of RMB846.5 million in 2008 to a pre-tax loss of RMB99.0 million in 2009.
Income Tax
Our income tax decreased from RMB10.9 million in 2009 to RMB7.1 million ($1.1 million) in 2010 as a result of our reduced taxable profits, offset in part by an increase to RMB4.4 million ($0.7 million) in tax on income from our ADS depositary.
Our income tax decreased from RMB25.6 million in 2008 to RMB10.9 million in 2009 as a result of our reduced taxable profits.
Net Loss From Continuing Operations
As a result of the foregoing factors, our net income from continuing operations improved from a loss of RMB109.9 million in 2009 to a loss of RMB57.9 million ($8.8 million) in 2010.
As a result of the foregoing factors, our net income from continuing operations improved from a loss of RMB872.1 million in 2008 to a loss of RMB109.9 million in 2009.
Profit (Loss) From Discontinued Operations
On July 13, 2010, we completed the divestiture of P3A to Mr. Zhixin Xue, the president and a director of P3A. As a result of the transaction, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction.
We recorded an RMB1.3 million ($0.2 million) loss from discontinued operations in 2010. This is attributed to P3A and comprises:
•	an RMB20.3 million ($3.1 million) net profit from discontinued operations for the period through the date of disposal;
•	an RMB212.8 million ($32.2 million) loss on disposal of discontinued operations; and
•	an RMB191.2 million ($29.0 million) reversal of deferred tax liabilities released due to the divestiture of our discontinued operations.
We recorded an RMB25.4 million loss from discontinued operations in 2009 attributable to P3A’s net loss in 2009.
We recorded an RMB121.1 million profit from discontinued operations in 2008 attributable to P3A’s net profit in 2008.
Net Loss
As a result of the foregoing factors, our net income improved from a loss of RMB135.3 million in 2009 to a loss of RMB59.2 million ($9.0 million) in 2010.
As a result of the foregoing factors, our net income improved from a loss of RMB751.0 million in 2008 to a loss of RMB135.3 million in 2009.

Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Hong Kong Income Tax
In 2008, our subsidiary in Hong Kong had a taxable profit of RMB1.4 million subject to PRC income tax at a rate of 25% due to its effective management being deemed to be in China. In 2009, none of our subsidiaries in Hong Kong had any assessable profits that would be subject to the profit tax.
PRC Enterprise Income Tax
On March 16, 2007, the National People’s Congress of China enacted a new tax law, the 2008 EIT Law, which became effective on January 1, 2008. Under the new tax law, foreign invested enterprises and domestic companies are subject to EIT at a uniform rate of 25% and any tax exemption, reduction and preferential treatments which are applicable only to foreign invested enterprises will be revoked. P3A, our consolidated affiliated entity up until July 2010, qualified as a “key technology enterprise” under the Shanxi province 1311 Agricultural High Technology Project implemented by Shanxi province in 2002, and therefore P3A had been exempted from EIT since 2002 based on the approval of the local tax authority in Shanxi. Upon effectiveness of the 2008 EIT Law on January 1, 2008 and based on Jin Di Shui Gao Xing Fa (2009)2 issued by Local Tax Bureau of Taiyuan, P3A was approved to be exempted from PRC income tax since January 1, 2008 unless the scope of its operation had been changed. The tax exemption status was subject to annual inspection by end of each May. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the new EIT law passed in March 2007 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China has been subject to EIT at a rate of 25% since January 1, 2008. Agria Brother, our wholly-owned subsidiary established in April 2008 in Shenzhen, China is subject to EIT at a rate of 25%. Guanli, our consolidated affiliated entity established in November 2008, is subject to EIT at a rate of 25%.
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
PRC Value-Added Tax (VAT)
In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by purchasers. A PRC company is required to remit the VAT it collects to the tax authorities but may deduct the VAT it has paid on eligible purchases. Up until July 2010 when we divested P3A, it had been exempt from VAT since 2002 pursuant to the relevant PRC regulations and policies regarding the VAT applicable to producers of certain agricultural products.

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
All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2008, 2009 and 2010 amounted to RMB0.9 million, RMB0.2 million and nil, respectively.
Revenue Recognition
Our primary business activity is to produce and sell seeds. We records revenue when the criteria of ASC 605-10 “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured
More specifically, our sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products which generally occurs at shipping point. Other than warranty obligations, we do not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. We generally do not accept sales returns and do not provide customers with price protection. We assess a customer’s creditworthiness before accepting sales orders. Based on the above, we record revenue related to product sales upon delivery of the product to the customers.

Business Combinations and Intangible Assets Including Goodwill
We account for business combinations using the purchase method of accounting and accordingly, we record assets and liabilities of the acquired entities at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill outstanding at December 31, 2010 was related to our acquisition of NKY at September 30, 2009 and Beiao at January 31, 2010. In accordance with the provisions of ASC 350-20, Intangibles, Goodwill and Other, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. If the carrying value of the reporting unit to which goodwill is allocated is less than the reporting unit’s fair value, goodwill is considered to be impaired. A reporting unit’s fair value is determined based on its expected cash flows. The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value. Subsequent reversal of goodwill impairment loss is prohibited. Goodwill has been assigned to NKY, a component of our corn seeds operating segment, and Beiao, a component of the Company’s vegetable seeds operating segment, for purposes of impairment testing. No impairment charge has been recognized for the year ended December 31, 2010.
Investments
Investments in privately held entities, which are not readily marketable or have quoted market prices, are recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of operations. We assess its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and the market environment of the investees.
In accordance with ASC 825-10 “Financial Instruments — overall”, we elected to account for its equity investee in which the Company exercises significant influence using fair value as determined by the investee’s quoted market price. Accordingly, the investment is reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations.
Impairment of Long-lived Assets
We evaluate our long-lived assets or asset group, including finite-lived intangibles and goodwill, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we will recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value based on discounted cash flows. There was no impairment identified as of December 31, 2010.
Fair value accounting
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 820-10 (“FASB ASC 820-10”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:
Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
As of December 31, 2010, our equity interest in PGW was measured at fair value on a recurring basis within Level 1. We did not have any assets or liabilities measured on a recurring basis within Level 2 or Level 3.
Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Uncertainty on Income Taxes
We have elected to classify interest due on any underpayment of income taxes, if and when required, in interest expense and penalties, if and when required, within general and administrative expenses.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November of 2007, bank borrowings and loans from related parties. As of December 31, 2010, we had RMB358.2 million ($54.3 million) in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use. In addition, we had RMB136.0 million ($20.6 milllion) of restricted cash which is pledged to a bank as guarantee for a bank loan. These amounts comprise the main components of our current assets. We can only receive cash payments from Guanli pursuant to our contractual arrangements with Guanli and its shareholders. Similarly, up until July 2010 when we divested P3A, although we consolidated the results of P3A, we could only receive cash payments from P3A pursuant to our contractual arrangements with P3A and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”
As of December 31, 2010, we had RMB59.6 million ($9.0 million) in outstanding short-term bank loans and borrowings, which bore weighted-average interest rates of LIBOR plus 0.7% per annum. These short-term bank loans and borrowings had terms of twelve months and were repayable in January 2011.
Besides cash and cash equivalents and restricted cash, inventories and accounts receivable are the other two principal components of our current assets. Our inventories were RMB48.5 million, RMB73.4 million and RMB74.4 million ($11.3 million) as of December 31, 2008, 2009 and 2010, respectively. Our inventories increased by RMB1.1 million ($0.2 million) from December 31, 2009 to December 31, 2010, primarily due to the divestiture in 2010 of P3A which had inventories of RMB52.5 million as of December 31, 2009, offset by the increase in inventory for our Nong Ke Yu seeds operations. Our inventories increased by RMB24.9 million from December 31, 2008 to December 31, 2009, primarily due to our purchase of Nong Ke Yu and its associated inventory of RMB21.4 million held as of December 31, 2009.
Our current accounts receivable were RMB162.8 million, RMB109.3 million, and RMB0.3 million ($0.1 million) as of December 31, 2008, 2009 and 2010, respectively. Our accounts receivable decreased by RMB109.0 million ($16.5 million) from December 31, 2009 to December 31, 2010, primarily due to the divestiture in 2010 of P3A which had accounts receivable of RMB109.2 million as of December 31, 2009. Our accounts receivable decreased by RMB53.5 million from December 31, 2008 to December 31, 2009, primarily due to our reduced levels of activity.
We incurred capital expenditures of RMB350.8 million, RMB8.9 million and RMB0.6 million ($0.1 million) in 2008, 2009 and 2010, respectively. Our capital expenditures were made primarily to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and the proceeds from our 2008 capital raising.

In 2010, we incurred acquisition expenditures of RMB40.0 million ($6.1 million) in connection with our acquisition of a 49% interest in Ganxin, a corn seed research, development, production and sales company based in Gansu.
Our acquisition of BeOK in 2010 for RMB1.0 million ($0.2 million) resulted in net cash outflow of RMB0.7 million ($0.1 million) as a result of acquired cash balances of RMB0.3 million.
In 2010, we invested RMB165.4 million ($25.1 million) in a convertible redeemable note issued by PGW
Our divestiture of P3A in 2010 resulted in a cash outflow of RMB87.5 million ($13.3 million), representing the cash balances of P3A as at the date of divestiture.
In 2009, we incurred acquisition expenditures of RMB421.1 million ($63.8 million) in connection with our acquisition of a 19.01% interest in PGW, New Zealand’s largest agricultural services company that is listed on the New Zealand Stock Exchange, and a 100% of equity interest in Nong Ke Yu, a seeds distribution business based in Beijing.
In 2009, we also invested RMB7.0 million ($1.1 million) in Zhongnong, which has been recognized as an investment.
Our acquisition in 2009 of Nong Ke Yu for RMB5.0 million resulted in net cash in flow of RMB0.5 million as a result of acquired cash balances of RMB5.5 million.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands)
Net cash provided by/(used in) operating activities	209,096	(6,281)	(9,210)	(1,398)
Net cash used in investing activities	(337,636)	(429,981)	(277,153)	(41,991)
Net cash (used in)/provided by financing activities	(13,612)	(2,026)	(76,396)	(11,575)
Effect of exchange rate changes on cash	(68,234)	(654)	(16,838)	(2,551)
Net decrease in cash and cash equivalents	(210,386)	(438,942)	(379,597)	(57,515)
Cash and cash equivalents at the beginning of the year	1,387,153	1,176,767	737,825	111,792
Cash and cash equivalents at the end of the year	1,176,767	737,825	358,228	54,277
Operating Activities
Net cash used in operating activities in the year ended December 31, 2010 was RMB9.2 million ($1.4 million), primarily as a result cash received from the sales of our products being more than offset by our cash operating expenses. Additionally, both our inventories and accounts payable have increased as we grow our seeds business. The increase in our inventories caused cash outflow of RMB54.5 million ($8.3 million) and the increase in our accounts payable caused cash inflow of RMB41.3 million ($6.3 million).

Net cash used in operating activities in the year ended December 31, 2009 was RMB6.3 million, primarily as a result of the decrease in our revenue. The decrease in accounts receivable caused cash inflow of RMB47.4 million. The increase in our inventories caused cash outflow of RMB34.9 million
Net cash provided by operating activities in the year ended December 31, 2008 was RMB209.1 million, resulting primarily from the sales of our products. Although we recorded a net loss of RMB751.0 million for the year ended December 31, 2008, there were significant non-cash charges, including the P3A settlement of RMB768.5 million, stock-based compensation charges of RMB45.3 million, amortization and depreciation of RMB26.4 million, inventory write-down of RMB16.6 million and bad debt charges of RMB12.8 million.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2010 was RMB277.2 million ($42.0 million) due primarily to the following factors:.(1) we incurred investment expenditures of RMB165.4 million ($25.1 million) in connection with our subscription for convertible redeemable notes issued by PGW, (2) we incurred investment expenditure of RMB40.0 million ($6.1 million) in connection with our acquisition of a 49% interest in Ganxin, and (3) P3A held cash balances of RMB87.5 million at the date of divestiture.
Net cash used in investing activities for the year ended December 31, 2009 was RMB430.0 million due primarily to the following factors: (1) we incurred capital expenditure of RMB8.9 million in 2009 primarily to acquire property, plant and equipment, other assets and intangible assets, and (2) we incurred acquisition expenditures of RMB414.6 in connection with our acquisition of a 19.01% interest in PGW, New Zealand’s largest agricultural services company that is quoted on the New Zealand Stock Exchange. Our acquisition of Nong Ke Yu for RMB5.0 million resulted in net cash inflow of RMB0.5 million as a result of acquired cash balances of RMB5.5 million.
Net cash used in investing activities for the year ended December 31, 2008 was RMB337.6 million, due primarily to the prepayments for acquisition of property, plant and equipment and intangible assets of RMB256.4 million and acquisition of property, plant and equipment and other assets of RMB69.2 million.
Financing Activities
Net cash used by our financing activities was RMB76.4 million ($11.6 million) in 2010, resulting primarily from a pledge over cash balances of RMB136.0 million ($20.6 million) granted as security over short term bank loans during the year offset in part by the net effect of the drawdown of two loans for RMB59.6 million ($9.0 million) each and the repayment of one of these loans during the year.
Net cash used in our financing activities was RMB2.0 million in 2009, resulting primarily from loan proceeds and repayment of existing loans and the repurchase of shares.
Net cash used in our financing activities was RMB13.6 million in 2008, resulting primarily from loan proceeds and repayment of existing loans and the repurchase of shares.
Pro-forma balance sheet
As of December 31, 2008 and 2009, P3A did not meet the held-for-sale criteria and we did not classify the P3A business that was discontinued in July 2010 as being held for sale. For ease of comparison, our management believes it is appropriate to include summarized balance sheet information on a pro forma basis assuming that the P3A assets had been classified as assets held for sale and the P3A liabilities had been classified as liabilities associated with assets held for sale as of December 31, 2008 and 2009. The following summarized information is unaudited and has been prepared for comparative purposes only.

	As of December 31,
	2008 Pro forma	2009 Pro forma	2010
	(Unaudited)	(Unaudited)	Actual
	(RMB’000)	(RMB’000)	(RMB’000)

Assets:
Current assets:
Cash and cash equivalents	1,169,732	670,623	358,228
Restricted cash	—	—	136,000
Accounts receivable	1,500	104	284
Inventories	—	21,668	74,368
Prepayments and other current assets	10,415	8,854	19,046
Amounts due from related parties	—	—	1,300
Assets held for sale — current	231,565	257,699	—

Total current assets	1,413,212	958,948	589,226

	As of December 31,
	2008 Pro forma	2009 Pro forma	2010
	(Unaudited)	(Unaudited)	Actual
	(RMB’000)	(RMB’000)	(RMB’000)
Non-current assets:
Property, plant and equipment, net	24,741	26,145	6,245
Investment at fair value	—	414,047	403,490
Investment under equity method	—	—	47,894
Investments under cost method	—	7,000	165,444
Intangible assets, net	191,650	373,913	353,026
Goodwill	—	9,818	10,135
Non-current prepayments	244,904	40,458	40,258
Deferred tax assets	438	3,480	2,032
Assets held for sale — noncurrent	202,816	172,344	—

Total non-current assets	664,549	1,047,205	1,028,524

Total assets	2,077,761	2,006,153	1,617,750

Liabilities and shareholders’ equity
Current liabilities:
Short-term bank borrowings	—	—	59,604
Tax payable	2,488	—	338
Accounts payable	—	1,442	177
Accrued expenses and other liabilities	7,532	45,167	51,030
Amounts due to related parties	—	—	42,843
Deferred tax liability	—	63	—
Liabilities associated with assets held for sale — current	43,037	47,457	—

Total current liabilities	53,057	94,129	153,992

Non-current liabilities:
Liabilities associated with held for sale — noncurrent	189,145	199,538	—
Total non-current liabilities	189,145	199,538	—

Total liabilities	242,202	293,667	153,992

Total shareholders’ equity	1,835,559	1,712,486	1,463,758

Total liabilities and shareholders’ equity	2,077,761	2,006,153	1,617,750

Recently Issued Accounting Pronouncements
In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Fair Value Measurement and Disclosure Requirements. Accounting Standards Update (ASU) No. 2011-04 amends FASB Codification Topic 820 on fair value measurements and disclosures to (1) clarify the board’s intent in respect of existing measurement guidance, (2) revise certain measurement guidance that changes or modifies a principle, and (3) add disclosure requirements concerning the measurement uncertainty of level 3 measurements. For public entities, the amendments to FASB ASC 820 made by ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011, with early application not permitted. We will adopt this amendment for the fiscal year ending December 31, 2012.
In January 2011, the FASB issued Accounting Standards Update (ASU) No. 2010-29, “Pro Forma Information for a Business Combination Occurring in the Current Period”. The update clarifies that pro forma revenue and earnings for a business combination occurring in the current year should be presented as though the business combination occurred as of the beginning of the year or, if comparative statements are presented, as though the business combination took place as of the beginning of the comparative year. The new and amended disclosures should be applied prospectively to business combinations consummated on or after the start of the first annual reporting period beginning on or after December 15, 2010, with earlier application permitted. We will adopt this amendment for the fiscal year ending December 31, 2011.
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
C. Research and Development, Patents and Licenses, etc.
We conduct research and development primarily in cooperation with our associate Zhongnong and with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies and varieties of corn from third parties.
Our research and development team currently consists of 14 research professionals and staff who work in conjunction with us and CNAAS and an additional three research professionals and staff employed by Zhongnong. We have experimental breeding and testing bases for new corn varieties in Beijing and Hainan for our edible corn seeds business and in Beijing, Hainan and Shanxi for our field corn business.
In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, providing for future cooperation across the spectrum of agricultural research. Under this agreement, we have preferential rights to partner with CNAAS in commercializing their research results. Established in 1957, CNAAS comprises 39 research institutes across China, covering all major areas of the agricultural sector, including advanced research in the development of horticulture and livestock. CNAAS employs over 5,000 scientists and research engineers and controls one of the largest germplasm banks in the world.
Additionally, we collaborate with a number of universities and research institutions to develop advanced technologies, including the Beijing Academy of Agricultural Sciences, Baotou Agricultural Science Institution of Inner Mongolia, Tianjin Vegetable Research Institution and Shenyang Agricultural University.
As of December 31, 2010, through acquisitions and self-development efforts, we own the rights to three proprietary edible corn seed varieties, namely JKN2000, JKN120 and JingZiNuo218. In 2011, we acquired the rights to two proprietary field corn seeds varieties, namely BaYu11 and ZhongDan909. Ganxin is currently applying for the proprietary right for JiXiang No.1, a field corn seed variety. We also employed a breeder to carry out our own breeding programs. We have established 70 testing sites for testing and selection of new varieties.
Our expenses incurred in connection with company-sponsored research and development were RMB1.9 million in 2008, RMB1.2 million in 2009 and RMB114,000 ($17,000) in 2010. We have also acquired a number of technologies from third parties.
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
For the year ending December 31, 2011, we expect our revenues to be materially higher than in the year ended December 31, 2010. This is primarily due to our consolidation of the results of PGW, following the completion of the partial offer by Agria Singapore for PGW in April 2011. Although we will only consolidate the revenue for the period from closing of the investment to the year end, we expect our consolidation of PGW’s results to lead to a significant increase in our reported revenue.

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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

		Payment Due by December 31,
	Total	2011	2012	2013	2014	Thereafter
	(in RMB thousands)
Short-term borrowings(1)
- principal	59,604	59,604
- interest	20	20
Building and premises lease obligations(2)	11,038	2,898	2,371	561	347	4,861
Purchase obligations(3)	80	80	—	—	—	—
Commitment for further investment in PGW(4)	743,820	743,820	—	—	—	—
Investment into Zhongnong(5)	28,000	28,000
Capital expenditure commitment(6)	24	24

Total	842,586	834,446	2,371	561	347	4,861

(1)	Includes short-term borrowings and future interest obligations.

(2)	Includes lease obligations for our office premises, buildings under non-cancelable leases and land used to test seed varieties.

(3)	Represents commitments for the purchase of seeds.

(4)	Represents commitments to make a partial offer to increase Agria Singapore’s stake in PGW to 50.01% at an offer price of NZ$0.60 per share and associated expenses for the subscription in a convertible redeemable note that was issued by PGW in January 2010. In December, 2010, we and New Hope Group entered into an agreement whereby both we and New Hope International would be jointly and severally liable for funding the acquisition. Prior to completion of the acquisition, this agreement were superseded by the agreements described in “Item 4 — Business Overview — Structure of our investment in PGW.”

(5)	Represents commitments to make remaining investment into Zhongnong.

(6)	Represents commitments for the purchase of equipment.
Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or capital commitments as of December 31, 2010.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. These forward-looking statements include:
•	our future business development, results of operations and financial condition;
•	changes in our revenues, cost and expense items;

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions, and expanding our product offerings;
•	our strategy to expand our research and development capability;
•	the growth in demand in China for corn and vegetable seeds;
•	our ability to attract customers and end users and enhance our brand recognition;
•	future changes in government regulations affecting our business;
•	trends and competition in the agricultural industry, particularly in China, New Zealand, Australia and South America; and
•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	47	Chairman of the Board of Directors
Xie Tao	48	Chief Executive Officer and Director
Gary Kim Ting Yeung	45	Director
Kenneth J. DeWoskin	68	Independent Director
Shangzhong Xu	61	Independent Director
Jiuran Zhao	49	Independent Director
Joo Hai Lee	55	Independent Director
Sean Shao	54	Independent Director

John Layburn	36	Acting Chief Financial Officer and Chief Strategy and Compliance Officer
Weizhong Wang	48	Chief Strategy Officer, Corn Seed
Kean Seng U	44	Head of Corporate and Legal Affairs
David Pasquale	40	Senior Vice President
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

Mr. Xie Tao has served as our chief executive officer since September 2009 and became our director in March 2010. Prior to joining us, Mr. Xie engaged in advisory practice at PricewaterhouseCoopers for 22 years where he led PricewaterhouseCoopers China market corporate finance practice and served on the firm’s governing board. Mr. Xie has extensive experience in China related cross-border investments and M&A and has helped structure many well-known Chinese businesses. Mr. Xie currently also serves as an independent director of China Mengniu Dairy Company, Ltd. Mr. Xie received his bachelor’s degree in physics from Beijing University in China and was a member of the UK Chartered Associate of Certified Accountants.
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
Dr. Jiuran Zhao has served as our independent director since September 2007. Since 1997, Dr. Zhao has served as the managing director of the Maize Center of the Agricultural and Forestry Scientific Research Academy in China. Dr. Zhao is also a director of Shandong Denghai Seeds Co., Ltd., a company listed on the Shenzhen Stock Exchange. From 1986 to 1997, Dr. Zhao worked at the Crop Center of the Agricultural and Forestry Scientific Research Academy, where he began as a researcher, became a vice director and later became the director. Dr. Zhao specializes in the genetic breeding and industrialization of maize and other varieties of crops as well as DNA fingerprint techniques. He is also an agricultural consultant to the Beijing municipal government, the director of the maize expert group of the Ministry of Culture of China, a vice director of the China Crop Association, the leader of the National Maize Cultivation Group, a member of the Examination Committee of the Plantation New Variety of the Ministry of Culture and an expert for The International Union for the Protection of New Varieties of Plants. Dr. Zhao received his Ph.D. degree in crop genetic breeding from China Agricultural University.

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
Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. He currently serves as an independent director of China Medicine Corporation, a distributor and developer of medicines listed on the bulletin board and the chairman of the audit committee of Renhuang Pharmaceuticals Inc., a pharmaceutical company based in China; China Biologic Products, Inc., a plasma-based biopharmaceutical company listed on Nasdaq; China Recycling Energy Corporation, an energy recycling system design company listed on the Nasdaq; Yongye International, Inc., a Chinese agricultural company listed on the Nasdaq; and China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on the Nasdaq. In addition, Mr. Shao served as chairman of the audit committee of China Public Security Technology, Inc. from 2008 to 2009. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008, where he assisted its listing on the New York Stock Exchange in December 2006. Prior to that, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, and Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles and his bachelor’s degree in art from East China Normal University. Mr. Shao is a member of the American Institute of Certified Public Accountants.
Mr. John Layburn has served as our acting chief financial officer since April 2011 and chief strategy and compliance officer since October 2009. Prior to joining us, Mr. Layburn worked for PricewaterhouseCoopers, the international accounting and consulting firm, for eleven years. He was initially based out of PricewaterhouseCoopers London office, followed by four years in the Beijing office. Mr. Layburn has served a wide range of clients ranging from large multi-national companies to entrepreneurial investors advising on strategic reviews, turnaround situations, and investment and divestiture processes. While in China, he has specialized in advising both multinational companies on their business activities in China and Chinese companies on their overseas operations. Mr. Layburn holds a masters degree in mathematics from Oxford University.
Dr. Weizhong Wang served as our chief strategy officer from September 2007 to October 2009 and our chief strategy officer focusing on the corn seeds business since October 2009. From 2000 to 2006, Dr. Wang served as chairman and president of Denong Seed Science and Technology Development Company, a company that engages in the development, production and marketing of corn, rice, cotton and other agricultural products in China. Dr. Wang holds a Ph.D. degree in agricultural economics from the Chinese Academy of Agriculture.
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

Mr. Terry McCarthy served as our independent director and chairman of our audit committee from September 2007 until he relinquished his directorship in March 2010. Dr. Geoffrey Duyk served as our director starting in August 2007 and resigned in May 2009. Mr. Raymond Cheuk Kwong Lo was appointed as our acting chief financial officer in April 2009 and resigned in September 2009. Dr. Juliana H. Xu served as our chief technology officer starting in May 2007 and resigned in March 2009. Mr Christopher Boddington served as our chief financial officer since September 2009 and resigned in April 2011.
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
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2010, we paid an aggregate of approximately RMB12.6 million ($1.9 million) to our directors and executive officers in cash or benefits in kind. This included approximately RMB0.6 million ($0.1 million) of bonus payments to directors and executive officers. These bonuses were provided in our agreements with directors and executive officers on an individual basis.
During the year ended December 31, 2010 certain of our directors and executive officers were granted options to purchase a total of 5,160,000 shares at a weighted average exercise price of $1.00 per ordinary share.
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
Since December 31, 2010, no options to purchase ordinary shares have been granted to our employees, directors or consultants. Options to purchase 2,522,100 ordinary shares that were previously granted to certain of our directors, executive officers, employees and consultants have been cancelled following the termination of their services or employment with Agria. As of the date of this annual report, options to purchase a total of 10,716,000 ordinary shares have been granted to our directors and executive officers and other individuals as a group, including certain of our former directors and officers, with exercise prices of $0.92, $1.00, $2.18, $2.40, $3.15, $3.80, $3.83, $4.80 and $5.21 per share and a term of ten years to exercise from the date of grant, and remained outstanding.
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
In 2010, our board held meetings or passed resolutions by unanimous written consent 14 times.
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
In 2010, our audit committee held meetings or passed resolutions by unanimous written consent 21 times.
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
In 2010, our compensation committee held meetings or passed resolutions by unanimous written consent twice.
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
In 2010, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent one time.

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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Except for one director who is subject to an initial term of two years, our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association, or they are removed by a special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or become of unsound mind.
D. Employees
Excluding Ganxin, our 49% owned associate, we had 619, 348 and 110 full-time employees and nil, 59 and 28 temporary employees as of December 31, 2008, 2009 and 2010, respectively. These included employee of P3A as of December 31, 2008 and 2009 before we divested P3A in July 2010. Our temporary employees are usually hired seasonally because of the seasonality of our business. The following table sets forth the number of employees for each of our China Seeds business and our corporate offices as of December 31, 2010:

	Number of full-	Percentage of	Number of part-	Percentage of
	time Employees	Total Employees	time Employees	Total Employees
China Seeds	62	45%	28	20%
Administration	48	35%	—	—

Total	110	80%	28	20%
In addition, Ganxin, our 49% owned associate which we acquired in September 2010 had 49 employees as of December 31, 2010.
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
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:
•	each of our directors and executive officers as of the date of this annual report; and
•	each person known to us to own beneficially more than 5% of our ordinary shares as of June 8, 2011.

The calculations in the shareholder table below are based on 110,766,600 ordinary shares issued and outstanding as of June 8, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	48,788,667	43.9
Xie Tao	*	*
Gary Kim Ting Yeung	*	*
Kenneth J. DeWoskin	*	*
Shangzhong Xu	*	*
Jiuran Zhao	*	*
Joo Hai Lee	—	—
Sean Shao	*	*
John Layburn	*	*
Weizhong Wang	*	*
Kean Seng U	*	*
David Pasquale	*	*
All directors and executive officers as a group(4)	52,852,533	45.9
Principal Shareholders:
Morgan Finanz Capital Limited(5)	31,076,750	28.1
Brothers Capital Limited(6)	17,445,250	15.7
Heartland Advisors, Inc.(7)	10,231,970	9.2
TPG Capital, L.P.(8)	8,650,000	7.8
Zhixin Xue(9)	7,549,640	6.8
Dubai Group Limited(10)	6,600,000	6.0

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,766,600, being the number of ordinary shares outstanding as of June 8, 2011, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report if any.

(3)	Includes (i) 17,445,250 ordinary shares owned by BCL, a British Virgin Islands company wholly owned by Mr. Lai, and (ii) 31,076,750 ordinary shares owned by Morgan Finanz Capital Limited, a British Virgin Islands company wholly owned by BCL. The business address of Mr. Lai is Room 21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(4)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(5)	Morgan Finanz Capital Limited is a company incorporated in the British Virgin Islands. Morgan Finanz Capital Limited is wholly owned by BCL, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of Morgan Finanz Capital Limited.

(6)	Includes 17,445,250 ordinary shares held by BCL, a British Virgin Islands company wholly owned by Mr. Lai, The business address of BCL is 21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(7)	In the form of ADSs, each representing two ordinary shares, based on Form 13-F filed with the SEC by Heartland Advisors, Inc. for the quarter ended March 31, 2011. The business address of Heartland Advisors, Inc. is 789 North Water Street. Suite 500, Milwaukee, WI 53202.

(8)	In the form of ADSs, each representing two ordinary shares, based on Form 13-F filed with the SEC by TPG Capital, L.P. for the quarter ended March 31, 2010. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(9)	Based on the Schedule D filed with the SEC on July 23, 2008. The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

(10)	Based on the Schedule 13G/A filed with the SEC on February 17, 2009. Dubai Ventures Group Limited, a company incorporated in Cayman Islands, holds 3,300,000 ADS, representing 6,600,000 ordinary shares of the company. Dubai Ventures Group Limited is wholly owned by Dubai Ventures Group L.L.C., whose General Manager is Dubai Group Limited, which has the authority, among other things, to acquire, purchase, subscribe for, sell, assign and/or transfer any shares owned by Dubai Ventures Group L.L.C. The directors of Dubai Group Limited are Fadhel Abdulbaqi Abu Al Hassan Al Qaed Al Ali, Hashim Abdulla Ahmad Al Babal, Soud Ahmad Abdulrahman Baalawi and Mohammad Abdulla Ali Al Gergawi. The address for Dubai Group Limited is c/o Paget Brown Trust Company Ltd., West Wind Building, Harbour Drive, George Town, Grand Cayman, British West Indies.
As of June 8, 2011, 110,766,600 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 44.1% of our outstanding ordinary shares as of June 8, 2011. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Divestiture Agreements with P3A and Its Affiliates
Share Purchase Agreement
On July 13, 2010, we entered into a Share Purchase Agreement with Zhixin Xue, whereby Zhixin Xue sold and transferred to us all of his rights, title and interest in 14,393,400 of our ordinary shares. Pursuant to the agreement, we caused Agria China to assign and transfer to Zhixin Xue all of its rights, title and interest and delegate to Zhixin Xue all of its duties, liabilities and obligations under the Exclusive Call Option Agreement among and between the company, our shareholders, namely, Juan Li, Zhaohua Qian, Zhixin Xue, Mingshe Zhang and Aero-Biotech on June 8, 2007.
Assignment and Assumption Agreement regarding the Exclusive Call Option Agreement between Seller and Aero-Biotech
On July 13, 2010, Agria China and Zhixin Xue entered into an Assignment and Assumption Agreement regarding the Exclusive Call Option Agreement, whereby Agria China assigned and transferred to Zhixin Xue all of its rights, title and interest and delegated to Zhixin Xue all of its duties, liabilities and obligations under the Exclusive Call Option Agreement dated June 8, 2007, as part of the consideration payable by us to purchase 14,393,400 ordinary shares owned by Zhixin Xue.
Assignment and Assumption Agreement regarding the Exclusive Technology Development, Technology Support and Technology Service Agreement between Zhixin Xue and Aero-Biotech
On July 13, 2010, Agria China and Zhixin Xue entered into an Assignment and Assumption Agreement regarding the Technology Development Agreement, whereby Agria China assigned and transferred to Zhixin Xue all of its rights, title and interest and delegated to Zhixin Xue all of its duties, liabilities and obligations under the Technology Development Agreement dated June 8, 2007, as part of the consideration payable by us to purchase 14,393,400 of our shares owned by Zhixin Xue.
Lease Interest Assignment Agreements
On July 13, 2010, we entered into nine Lease Interest Assignment Agreements with P3A, whereby P3A transferred its interests in nine Land Lease Agreements through which it lawfully and effectively leased an aggregate of 13,500 acres of land. The expiration dates of these leases range from December 19, 2022 to December 31, 2038.

Termination Notices to Terminate the Exclusive Consultancy Service Agreement, the Proprietary Technology License Agreement and the Equity Pledge Agreement
On July 13, 2010, Agria China issued to P3A three Termination Notices to terminate the Exclusive Consultancy Service Agreement, the Proprietary Technology License Agreement and the Equity Pledge Agreement by and between Agria China and P3A, dated June 8, 2009.
Letter of Undertaking issued by Aero-Biotech Science & Technology Co., Ltd.
On July 13, 2010, Agria China issued a Letter of Undertaking whereby it irrevocably undertook to Zhixin Xue to transfer, to the extent permissible by law and without compensation and after deducting all taxes payable to Zhixin Xue and/or any person designated by him, any interest or dividends earned by the shareholders of P3A from P3A and other distributions made by P3A (all taxes payable deducted), if any, which are collected by Agria China from the shareholders of P3A upon the execution of the Letter of Undertaking.
Transactions Relating to Personal Guarantee and Indemnification
In June 2011, we entered a further shareholders agreement with New Hope International. Under this agreement, New Hope International has the right to sell its shares in Agria Asia to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.
Other Related Party Transactions
In 2010, we purchased corn seeds from Ganxin amounting to RMB65.4 million ($9.9 million), RMB26.0 million ($3.9 million) of which had been paid to Ganxin as of December 31, 2010.
During 2010, we classified RMB1.2 million ($0.2 million) of fees for our directors and officers acting as directors of PGW and for their expenses recoverable from PGW as other income. Of this amount RMB0.8 million ($0.1 million) had been collected as of December 31, 2010.
During 2010, we received a loan from Zhongnong of RMB6.5 million ($1.0 million), RMB3.0 million ($0.5 million) of which was repaid during the year with the remaining amount outstanding as of December 31, 2010. We also made a loan to Zhongnong for RMB0.9 million which remained outstanding as of December 31, 2010.
During 2009, Agria China waived accumulative amounts due from P3A under contractual arrangement amounting to RMB71.2 million.
Other Transactions with P3A and Its Affiliates
Prior to its divestment, of P3A, there were a number of transactions that were classified as related party transactions by means of the relationships between P3A and the counterparty.
During 2008, we sold our white bark pine seedlings to Taiyuan Relord, which was one of the former shareholders of P3A and an affiliate of P3A. Amounts due from Taiyuan Relord under this transaction was RMB3.5 million, RMB1.9 million. All amounts due to Taiyuan Relord were disposed of as part of the divestment of P3A.
During 2008, P3A secured short-term loans in the aggregate amount of RMB8.8 million, which were guaranteed by Taiyuan Relord. These loans, bearing weighted-average interest rates of 10.2% per annum, were renewed in 2009 and 2010 and continued to be guaranteed by Taiyuan Relord. These loans were disposed of as part of the divestment of P3A.

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

ITEM 9.	THE OFFER AND LISTING
A. Offering and Listing Details
The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2007 (starting from November 7, 2007)	17.00	7.00
2008	11.75	1.21
2009	4.53	0.75
2010	3.31	1.20

Quarterly Highs and Lows
First Quarter 2009	1.85	0.75
Second Quarter 2009	3.77	1.05
Third Quarter 2009	2.62	1.69
Four Quarter 2009	4.53	1.90
First Quarter 2010	3.31	1.77
Second Quarter 2010	1.56	1.18
Third Quarter 2010	1.83	1.11
Fourth Quarter 2010	2.07	1.33

Monthly Highs and Lows
December 2010	1.97	1.41
January 2011	2.12	1.71
February 2011	1.89	1.53
March 2011	2.10	1.26
April 2011	1.57	1.18
May 2011	1.38	1.20
June 2011 (through June 23, 2011)	1.32	0.94
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
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”
E. Taxation
Cayman Islands Taxation
According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not a party to any tax treaties that are applicable to any payment made by or to our company.
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
Pursuant to the 2008 EIT Law and the Implementing Rules, dividends payable by a foreign-invested enterprise to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006 and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 5% tax provided that such foreign investor directly owns at least 25% of the equity interests of the foreign-invested enterprise.

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
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.
In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” pursuant to the Health Care and Education Reconciliation Act of 2010.
Investors are urged to consult their tax advisors regarding the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
Passive Foreign Investment Company
Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entity will be treated as ownership of stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the significant decline in the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2010, we believe we were a PFIC for such year. No rulings from the U.S. Internal Revenue Service or opinion of counsel has been or will be sought with respect to our status as a PFIC.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC, and such election becomes available to you.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries (or possibly our affiliated entities) are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries (or possibly our affiliated entities) were PFICs for the taxable year ended December 31, 2010. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries (or affiliated entities).
A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed below under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2010). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income such holder’s pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2010), you should consult your tax advisors regarding any reporting requirements that may apply to you.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2010 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution we make will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay to you will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended December 31, 2010. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances
Taxation of Disposition of the ADSs or Ordinary Shares
Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.
Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law and PRC taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. Certain individuals holding ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2010, our total outstanding loans amounted to RMB59.6 million ($9.0 million) with a weighted average interest rate of LIBOR plus 0.7% per annum. A 1% increase in each applicable interest rate would add RMB1.1 million ($0.2 million) to our interest expense in 2010. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Our financial statements are expressed in RMB, which is our reporting currency. Our functional currency and the functional currency of Aero-Biotech Group Limited (currently known as Agria Group Limited), China Victory, Agria Hong Kong Limited, Agria Asia International Limited, Agria Biotech Overseas Limited, Southrich Limited (currently known as Agria Asia Investments Limited) and Agria Singapore, is the US dollar. The functional currency of Agria China, Agria Brother and our variable interest entities is RMB. Substantially all of our revenues and most of our expenses which are derived from Guanli, our consolidated affiliated entity, are denominated in RMB. The convertible redeemable note issued by PGW and the shares of PGW which we held during the year ended December 31, 2010 is denominated in New Zealand dollars. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in US dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering on November 7, 2007. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. The value of an investment in our ADSs will be affected by the foreign exchange rate between US dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in US dollars.
The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar. To the extent that we need to convert US dollars into RMB for our operations, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2010, we had RMB denominated cash balance and restricted cash balance of RMB303.4 million, US dollar denominated cash balance of $23.0 million, New Zealand dollar denominated cash balance of NZ$4.0 million and Hong Kong dollar denominated cash balance of HKD21.6 million. Assuming we had converted the US dollar, New Zealand dollar and Hong Kong dollar denominated cash balances as of December 31, 2010 into RMB at the exchange rates prevailing as of December 31, 2010, this cash balance would have been RMB494.2 million. Assuming a further 1% appreciation of the RMB against all other currencies, this cash balance would have decreased to RMB492.3 million as of December 31, 2010. Conversely, if in the future, we decide to convert our RMB into other currencies for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the other currencies against the RMB in the period up until conversion would have a negative effect on the amount available to us in the other currencies. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, (0.7)% and 3.3% in 2008, 2009 and 2010, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index increased by 5.3% in April 2011 compared to the same period in 2010. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares must pay:	For:
$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we received $0.5 million from the depositary as reimbursement for legal fees and administrative expenses after deducting withholding tax.
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
We received net proceeds of approximately $184.1 million from our initial public offering and as of December 31, 2010, we used and expected to use the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan; approximately $2 million has been used to repay bank loans; approximately $147 million has been and is expected to be used to fund investments, including our research and development projects, and the balance has been and is expected to continue to be used for general corporate purposes. As of December 31, 2010, approximately $142 million of the net offering proceeds from our initial public offering had been applied.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2010, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Tianjin Beiao Seed Technology Development Co., Ltd., which was acquired in January 2010, is included in our 2010 consolidated financial statements and constituted RMB2.2 million ($0.3 million) and RMB0.3 million ($0.0 million) of total and net assets, respectively, as of December 31, 2010 and RMB0.3 million ($0.0 million) and RMB0.5 million ($0.1 million) of revenues and net loss, respectively, for the year ended December 31, 2010.
Remediation of Material Weakness
As disclosed in our Form 20-F for the year ended December 31, 2009, we had identified the following material weakness in internal control over financial reporting:
•	Controls designed to ensure that significant transactions were appropriately accounted for did not operate effectively due to the lack of sufficient qualified and trained personnel to review and test the application of U.S. GAAP, and significant turnover of senior management and personnel in the finance related functions during the second half of 2009.

This was evidenced by, when finalizing our 2009 financial statements, our auditors identifying a material misstatement from the misapplication of U.S. GAAP on the presentation of expenses, recorded by our consolidated affiliate, comprising impairment charges to damaged inventories and long-lived assets caused by extreme weather conditions. As a result, an audit adjustment was required to reclassify non-operating expenses to operating expenses.
In order to correct the material weakness, we took the following remediation measures in the year ended December 31, 2010:
•	We have strengthened our monitoring control over financial reporting to include additional review by our chief financial officer and senior finance staff over the application of U.S. GAAP accounting knowledge, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures.
•	We implemented a series of review and monitoring controls over the financial statement closing process which will ensure complete and accurate reporting of transactions, in particular, those unusual or non-recurring events, in compliance with U.S. GAAP.
•	We appointed external consultants with relevant expertise and experience in U.S. GAAP and internal control over financial reporting to assist our management in addressing the material weaknesses noted. These external consultants review on a top down basis the application of U.S. GAAP. The scope of this review had a particular focus on those areas identified by senior management and through discussions between senior management and our auditor as being unusual, non-recurring or of a higher risk of being stated in a manner not compliant with US GAAP.
•	Strengthened our internal audit team through the appointment of external consultants with relevant experience and expertise to train and review the work of our internal audit staff and to support our testing of internal controls over financial reporting.
•	Divested the consolidated entity in which the material misstatement from the misapplication of U.S. GAAP arose and restructured our head-office and remaining operating entities’ finance teams to ensure greater integration between our head-office finance team and our operating entities.
•	Our audit committee is monitoring the remediation plan on an ongoing basis and providing the necessary oversight to ensure that we are effectively addressing our material weakness.
Management has tested the effectiveness of these newly implemented controls and found them to be operating effectively for a sufficient period of time to reduce the possibility of a material misstatement to less than a reasonably possible likelihood. As a result, management has concluded that, as of December 31, 2010, the material weakness disclosed in our Form 20-F for the year ended December 31, 2009 had been remediated.
Changes in Internal Control over Financial Reporting
Our management has worked, and will continue to work to strengthen our internal controls over financial reporting. The discussion above under “Remediation of Material Weakness” includes descriptions of the material actual changes to our internal control over financial reporting in the year ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Sean Shao, our director and a member of our audit committee, is an audit committee financial expert and an independent director.

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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, an independent registered public accounting firm, for the periods indicated. The fees paid in 2010 were in respect of work performed in the audit of our annual report for the period ended December 31, 2009. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	$	$
Audit fees(1)	1,037,233	886,813
Audit-related fees	—	—
Tax fees	—	—

	1,037,233	886,813

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The table below is a summary of the ADSs repurchased by us as of the date of this annual report. All the ADSs were purchased in the open market.

			Total Dollar Amount	Approximate Dollar
			of ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price Paid	Part of Publicly	may Yet be Purchased
Period	ADSs Purchased	Per ADS(1)	Announced Plan(2)	Under the Plan(1)
August 15, 2008	33,949	$5.0644	$171,931	$9,828,069
August 18, 2008	32,289	$5.0348	$162,569	$9,665,500
August 25, 2008	36,393	$4.7657	$173,438	$9,492,062
September 2, 2008	22,450	$4.4485	$99,869	$9,392,193
September 8, 2008	25,000	$4.2728	$106,820	$9,285,373
September 9, 2008	19	$4.2800	$81	$9,285,292
September 30, 2008	26,261	$3.2976	$86,598	$9,198,693
October 1, 2008	500	$3.3960	$1,698	$9,196,995
October 2, 2008	23,139	$3.3367	$77,208	$9,119,788
October 30, 2008	17,744	$1.9904	$35,318	$9,084,470
December 12, 2008	27,256	$1.5475	$42,179	$9,042,291
December 17, 2008	24,669	$1.6066	$39,633	$9,002,658
December 18, 2008	2,400	$1.5900	$3,816	$8,998,842
December 19, 2008	10,535	$1.6111	$16,973	$8,981,869
December 22, 2008	12,396	$1.5155	$18,786	$8,963,083
December 23, 2008	5,000	$1.4104	$7,052	$8,956,031
February 20, 2009	10,000	$0.9982	$9,982	$8,946,049
February 23, 2009	15,381	$0.9651	$14,844	$8,931,205
February 24, 2009	15,381	$0.9998	$15,378	$8,915,827
February 25, 2009	15,381	$0.9709	$14,933	$8,900,893
February 26, 2009	15,381	$0.9624	$14,803	$8,886,091
February 27, 2009	15,381	$0.9423	$14,494	$8,871,597
March 2, 2009	21,893	$0.8815	$19,299	$8,852,299
March 3, 2009	21,893	$0.8793	$19,251	$8,833,048
March 4, 2009	21,293	$0.8927	$19,008	$8,814,040
March 5, 2009	21,893	$0.8550	$18,719	$8,795,321
March 6, 2009	21,893	$0.8237	$18,033	$8,777,288
March 9, 2009	24,552	$0.8276	$20,319	$8,756,969
March 10, 2009	24,552	$0.8324	$20,437	$8,736,532
March 11, 2009	24,552	$0.8262	$20,285	$8,716,247
March 12, 2009	24,552	$0.8137	$19,978	$8,696,269
March 13, 2009	24,552	$0.8252	$20,260	$8,676,009
April 20, 2009	1,470	$1.7482	$2,570	$8,673,439
Total	620,000	$2.1396	$1,326,561	$8,673,439

(1)	Each of our ADSs represents two ordinary shares.

(2)	On August 12, 2008, we announced that our board of directors had approved a share repurchase program to repurchase from the open market up to $10 million worth of our outstanding ADSs from time to time within the next 24 months. The timing and amount of any repurchase will be determined by our management, based on market conditions, ADS price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Exchange Act. We have canceled the ADSs repurchased and their underlying ordinary shares. The approval of our board of directors for the stock repurchase program expired on August 6, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Effective December 30, 2010, we ended the engagement of Ernst & Young Hua Ming, or EYHM, as our independent registered accounting firm and engaged GHP Horwath P.C. as our independent registered public accounting firm for the fiscal year ended December 31, 2010. The change was approved by our audit committee and our board of directors.
The audit report of EYHM on the consolidated financial statements of our Company as of and for the years ended December 31, 2008 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
During the two fiscal years ended December 31, 2009, and through December 30, 2010, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of EYHM, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the two fiscal years ended December 31, 2009.

During the two fiscal years ended December 31, 2009, and through December 30, 2010, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that the audit reports of EYHM on the effectiveness of our internal control over financial reporting as of December 31, 2008 and 2009 contained an adverse opinion because of a material weakness.
During the fiscal year ended December 31, 2009 and through December 31, 2010, neither we nor anyone on our behalf consulted GHP Horwath, P.C. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has GHP Horwath, P.C. provided to us a written report or oral advice that GHP Horwath, P.C. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with EYHM, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.
We provided a copy of this disclosure to EYHM and requested that EYHM furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of EYHM’s letter dated June 28, 2011 is attached herewith as Exhibit 4.54.

ITEM 16G.	CORPORATE GOVERNANCE
We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.
NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2010. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
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
1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3
Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1
Deed of Agreement, dated as of May 31, 2008, among Brothers Capital Limited, Guanglin Lai, Zhaohua Qian and the Registrant (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.2
Acknowledgement and Waiver Agreement, dated as of May 27, 2008, among Brothers Capital Limited, Zhixin Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.3
Employment Agreement, dated as of May 31, 2008, between Primalights III Agriculture Development Co., Ltd. and Zhixin Xue (incorporated by reference to Exhibit 99.4 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.4
Deed of Agreement, dated as of May 31, 2008, among Zhixin Xue, Mingshe Zhang, Yan Lv and the Registrant (incorporated by reference to Exhibit 99.5 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.5
Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.6
Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.7
English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8
English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9
English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.10
English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11
English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12
English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document
4.13
English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.14
English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.15
English Translation of Supplemental Agreement to Exclusive Call Option Contract, dated as of July 22, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.16
English Translation of Loan Contract, dated as of August 4, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.17
English Translation of Equity Pledge Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.18
English Translation of Exclusive Call Option Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.19
English Translation of Letter of Undertaking, dated as of August 4, 2009, from Juan Li (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.20
English Translation of Power of Attorney, dated as of August 4, 2009, from Juan Li (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.21
English Translation of Statement of Spouse, dated as of August 4, 2009, from Guanglin Lai (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.22
English Translation of Loan Contract, dated as of August 4, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Yachao Cui (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.23
English Translation of Equity Pledge Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.24
English Translation of Exclusive Call Option Agreement, dated as of August 4, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.25
English Translation of Letter of Undertaking, dated as of August 4, 2009, from Yachao Cui (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.26
English Translation of Power of Attorney, dated as of August 4, 2009, from Yachao Cui (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.27
English Translation of Statement of Spouse, dated as of August 4, 2009, from Aiying Zhang (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number		Description of Document
4.28
English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.29
English Translation of Supplemental Agreement to Loan Contract, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Jie Zhen Chen (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.30
English Translation of Loan Contract, dated as of November 3, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Jie Zhen Chen (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.31
English Translation of Equity Pledge Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.32
English Translation of Exclusive Call Option Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.33
English Translation of Letter of Undertaking, dated as of November 3, 2009, from Jie Zhen Chen (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.34
English Translation of Power of Attorney, dated as of November 3, 2009, from Jie Zhen Chen (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.35
English Translation of Equity Transfer Agreement, dated as of November 5, 2009, between Yachao Cui and Jie Zhen Chen (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.36
English Translation of Equity Pledge Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.37
English Translation of Exclusive Call Option Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.38
English Translation of Letter of Undertaking, dated as of June 30, 2008, from Hua Huang (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.39
English Translation of Power of Attorney, dated as of June 30, 2008, from Hua Huang (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.40	*	English Translation of Share Purchase Agreement, dated as of July 13, 2010, between Zhixin Xue and Agria Corporation

4.41	*	English Translation of Assignment and Assumption Agreement regarding the Exclusive Call Option, dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd.

4.42	*	English Translation of Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd.

4.43	*
English Translation of Assignment and Assumption Agreement regarding the Exclusive Technology Development, Technology Support and Technology Service Agreement between Primalights III Agriculture Development Co., Ltd. and Aero Biotech Science & Technology Co., Ltd., dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd.

Exhibit Number		Description of Document
4.44	*	English Translation of Termination Notice to Terminate the Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd.

4.45	*	English Translation of Exclusive Consultancy Service Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd.

4.46	*	English Translation of Termination Notice to Terminate the Exclusive Consultancy Service Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd.

4.47	*	English Translation of Termination Notice to Terminate the Equity Pledge Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd.

4.48	*	English Translation of Letter of Undertaking, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd.,

4.49
Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.50
Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.51
Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.52
Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.53
Form of Employment Agreement with Senior Executive Officers(incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.54	*	Letter dated June 28, 2011 from Ernst &Young Hua Ming

4.55	*	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation

4.56	*	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee

4.57	*	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary

4.58	*	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Description of Document
15.1	*	Consent of Commerce & Finance Law Offices

15.2	*	Consent of Maples and Calder

15.3	*	Consent of Ernst & Young Hua Ming

15.4	*	Consent of GHP Horwath P.C.

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION
By:	/s/ Xie Tao
	Name:	Xie Tao
	Title:	Chief Executive Officer
Date: June 28, 2011

Agria Corporation
Audited Consolidated Financial Statements
December 31, 2010

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Agria Corporation
We have audited the accompanying consolidated balance sheet of Agria Corporation and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
We have also audited the reclassification entries to the 2009 and 2008 financial statements to reflect the discontinued operations of P3A, as described in Note 6. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2009 and 2008 financial statements of the Company other than with respect to the reclassification entries and, accordingly, we do not express an opinion or any other form of assurance on the 2009 and 2008 financial statements taken as a whole.

/s/ GHP Horwath, P.C.

GHP HORWATH, P.C.
Denver, Colorado June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Agria Corporation
We have audited the accompanying consolidated balance sheet of Agria Corporation and its subsidiaries (together, the “Company”) as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
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
/s/Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
June 29, 2010,
except for Note 6, as to which the date is
June 28, 2011

AGRIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2010
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),except for number of shares)

	Note	2009	2010	2010
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	13	737,825	358,228	54,277
Restricted cash		—	136,000	20,606
Accounts receivable (net of allowance for doubtful accounts of RMB10,670 and RMB139 (US$21) at December 31, 2009 and 2010, respectively)	7	109,265	284	43
Inventories	8	73,372	74,368	11,268
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB1,723 and RMB60 (US$9) at December 31, 2009 and 2010, respectively)	9	36,621	19,046	2,886
Amounts due from related parties	19	1,865	1,300	197

Total current assets		958,948	589,226	89,277

Non-current assets:
Property, plant and equipment, net	10	88,222	6,245	946
Investment at fair value	3	414,047	403,490	61,135
Investment under equity method	5	—	47,894	7,257
Investment under cost method		7,205	—	—
Convertible redeemable notes	3	—	165,444	25,067
Intangible assets, net	11	389,101	353,026	53,488
Goodwill	4	9,817	10,135	1,536
Non-current prepayments	9	40,738	40,258	6,100
Deferred tax assets	17	3,480	2,032	308
Other assets, net	12	94,595	—	—

Total non-current assets		1,047,205	1,028,524	155,837

Total assets		2,006,153	1,617,750	245,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	13	8,750	59,604	9,031
Income tax payable	17	—	338	51
Accounts payable		8,126	177	27
Accrued expenses and other liabilities	14	77,184	51,030	7,732
Amounts due to related parties	19	6	42,843	6,491
Deferred tax liability	17	63	—	—

Total current liabilities		94,129	153,992	23,332

Non-current liabilities:
Deferred tax liability	17	191,154	—	—
Amounts due to related parties	19	8,384	—	—

Total non-current liabilities		199,538	—	—

Total liabilities		293,667	153,992	23,332

Commitments and contingencies	22

Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,160,000 and 110,766,600 shares issued and outstanding at December 31, 2009 and December 31, 2010, respectively)	15	—	—	—
Additional paid-in capital		2,381,377	2,285,611	346,305

Statutory reserves	16	76,953	237	36
Accumulated other comprehensive loss		(78,309)	(95,147)	(14,417)
Accumulated deficit		(667,535)	(726,943)	(110,142)

Total shareholders’ equity		1,712,486	1,463,758	221,782

Total liabilities and shareholders’ equity		2,006,153	1,617,750	245,114

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2008, 2009 and 2010
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Note	2008	2009	2010	2010
		(RMB)	(RMB)	(RMB)	(US$)

Revenue		3,000	3,013	29,022	4,397
Cost of revenue		(2,651)	(5,285)	(17,345)	(2,628)

Gross profit		349	(2,272)	11,677	1,769

Operating expenses:
Selling expenses		—	(166)	(875)	(132)
General and administrative expenses		(864,771)	(89,453)	(97,796)	(14,818)
Research and development expenses		(1,932)	(1,156)	(114)	(17)

Total operating expenses		(866,703)	(90,775)	(98,785)	(14,967)

Operating loss		(866,354)	(93,047)	(87,108)	(13,198)

Other income(expense)
Interest income		33,744	8,489	22,448	3,401
Interest expense		(26)	(40)	(2,266)	(343)
Exchange loss		(11,812)	(16,602)	(2,843)	(431)
Unrealized (loss) gain in investment	3, 24	—	(548)	1,946	295
Other expense		(2,119)	(33)	(1,341)	(203)
Other income	9	90	2,799	20,634	3,126
Loss from equity investments		—	—	(2,223)	(337)

Loss before income tax		(846,477)	(98,982)	(50,753)	(7,690)
Income tax	17	(25,577)	(10,915)	(7,104)	(1,076)

Loss from continuing operations		(872,054)	(109,897)	(57,857)	(8,766)
Income(loss) from discontinued operations	6	121,053	(25,378)	(1,314)	(199)

Net loss		(751,001)	(135,275)	(59,171)	(8,965)

Loss per ordinary share:
Loss per share from continuing operations — basic and diluted	18	(6.91)	(0.88)	(0.49)	(0.07)

Income (loss) per share from discontinued operations — basic and diluted	18	0.96	(0.20)	(0.01)	*

Net Loss per share — basic and diluted	18	(5.95)	(1.08)	(0.50)	(0.08)

Weighted average number of ordinary shares outstanding:
Basic	18	126,262,529	125,271,946	118,377,357	118,377,357

Diluted	18	126,262,529	125,271,946	118,377,357	118,377,357

*	Less than .01 per share.
The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2009 and 2010
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net loss	(751,002)	(135,275)	(59,171)	(8,965)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
P3A Settlement (Note 20)	768,540	—	—	—
Loss on disposal of P3A	—	—	21,598	3,272
Loss from equity investments	—	—	2,223	337
Deferred income tax	23,088	10,915	8,489	1,286
Unrealized loss (gain) in investment	—	548	(1,946)	(295)
Share-based compensation	45,299	14,833	9,835	1,490
Loss on disposal of property, plant and equipment and other assets	7,496	20,325	536	81
Depreciation	13,766	16,479	2,985	452
Amortization of intangible assets	12,636	24,292	25,003	3,788
Allowance for doubtful accounts	12,815	7,346	138	21
Write-down of inventories	16,622	22,508	—	—
Imputed interest on amounts due to related parties	615	601	—	—
Changes in operating assets and liabilities:
Accounts receivable	25,122	47,404	(21)	(3)
Inventories	(5,173)	(34,936)	(54,496)	(8,257)
Prepayments and other current assets	35,237	(8,697)	(10,182)	(1,543)
Amounts due from related parties	(3,027)	1,719	(1,300)	(197)
Deferred revenue	414	(1,536)	(1,042)	(158)
Income tax payable	2,488	(2,507)	338	51
Accounts payable	(5,511)	3,939	(1,523)	(231)
Accrued expenses and other liabilities	5,262	6,163	6,283	952
Amounts due to related parties	(1,025)	(805)	42,843	6,491
Non-current prepayments	5,434	403	200	30

Net cash provided by (used in) operating activities	209,096	(6,281)	(9,210)	(1,398)

Cash flows from investing activities:
Payment for investment in PGW (Note 3)	—	(414,595)	—	—
Payment for Investment in PGW convertible redeemable note (Note 3)	—	—	(165,446)	(25,067)
Payment for investment in associates	—	(7,000)	(40,000)	(6,061)
Business acquisitions (net of cash received) (Note 4)	—	516	(663)	(100)
Cash disposed of with the P3A disposal	—	—	(87,486)	(13,254)
Acquisition of property, plant and equipment and other assets	(69,215)	(3,400)	(568)	(86)
Prepayment for acquisition of property, plant and equipment and intangible assets	(256,361)	—	—	—
Acquisition of intangible assets	(25,227)	(5,502)	—	—
Proceeds from disposal of property, plant and equipment and other assets	13,167	—	17,010	2,577

Net cash used in investing activities	(337,636)	(429,981)	(277,153)	(41,991)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2008, 2009 and 2010
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from financing activities:
Proceeds from short-term borrowings	17,600	8,750	119,209	18,062
Repayment of short-term borrowings	(23,960)	(8,800)	(59,605)	(9,031)
Cash pledged for short-term borrowings	—	—	(136,000)	(20,606)
Repurchase of shares	(7,252)	(1,976)	—	—

Net cash (used in) provided by financing activities	(13,612)	(2,026)	(76,396)	(11,575)

Effect of exchange rate changes on cash and cash equivalents	(68,234)	(654)	16,838	(2,551)

Net decrease in cash and cash equivalents	(210,386)	(438,942)	(379,597)	(57,515)
Cash and cash equivalents at the beginning of year	1,387,153	1,176,767	737,825	111,792

Cash and cash equivalents at the end of year	1,176,767	737,825	358,228	54,277

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	1,147	—	980	148
Cash paid during the year for income taxes	—	—	1,729	262

Supplemental disclosure of non-cash investing activities:
Acquisition of property, plant and equipment, intangible assets and other assets through utilization of non-current prepayment	802	209,311	—	—

Non-cash exchange of other assets — breeder sheep (Note 12)	—	11,859	—	—

Disposal of P3A (Notes 6 and 15):
Repurchase of shares	—	—	182,600	27,700
Carrying amount of net assets, including cash of RMB87,500	—	—	204,200	30,900

Loss on Disposal	—	—	(21,600)	(3,300)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(continued)
For the years ended December 31, 2008, 2009 and 2010
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”) except for number of shares)

					Accumulated
			Additional		Other	Retained	Total
	Number of	Ordinary	Paid-in	Statutory	Comprehensive	Earnings	Shareholders’
	Ordinary Shares	Shares	Capital	Reserves	Loss	(deficit)	Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of December 31, 2007	126,400,000	—	1,561,933	76,953	(9,421)	218,742	1,848,207
Comprehensive loss
Net loss for the year	—	—	—	—	—	(751,002)	(751,002)
Foreign currency translation adjustments	—	—	—	—	(68,232)		(68,232)

Total comprehensive loss							(819,234)
P3A Payment (Note 20)	—	—	768,540	—	—	—	768,540
Repurchase of shares (Note 15)	(600,000)	—	(7,252)	—	—	—	(7,252)
Share based compensation	—	—	45,299	—	—	—	45,299

Balance as of December 31, 2008	125,800,000	—	2,368,520	76,953	(77,653)	(532,260)	1,835,560
Comprehensive income
Net loss for the year	—	—	—	—	—	(135,275)	(135,275)
Foreign currency translation adjustments	—	—	—	—	(656)	—	(656)

Total comprehensive loss							(135,931)
Repurchase of shares (Note 15)	(640,000)	—	(1,976)	—	—	—	(1,976)
Share based compensation	—	—	14,833	—	—	—	14,833

Balance as of December 31, 2009	125,160,000	—	2,381,377	76,953	(78,309)	(667,535)	1,712,486
Comprehensive loss
Net loss for the year	—	—	—	—	—	(59,171)	(59,171)
Foreign currency translation adjustments	—	—	—	—	(16,838)	—	(16,838)

Total comprehensive loss							(76,010)
Reverse statutory reserves due to disposal of P3A	—	—	76,953	(76,953)	—	—	—
Statutory reserves	—	—	—	237	—	(237)	—
Repurchase of shares (Note 15)	(14,393,400)	—	(182,554)	—	—	—	(182,554)
Share based compensation	—	—	9,835	—	—	—	9,835

Balance as of December 31, 2010	110,766,600	—	2,285,611	237	(95,147)	(726,943)	1,463,758

Balance as of December 31, 2010, in US$		—	346,305	36	(14,417)	(110,142)	221,782

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1.	Corporation Information and Basis of Presentation

Agria Corporation (the “Company” or “Agria”) conducts operations in China and internationally through its subsidiaries and variable interest entities (VIEs) (collectively the “Group”). Within China, the Group is primarily involved in the research and development, production and sale of agricultural seed products. The international operations of the Group are undertaken through our investment PGG Wrightson Group Ltd (“PGG Wrightson” or “PGW”). The Company does not conduct any substantive operations of its own in the PRC and conducts its primary business operations in the PRC through VIEs. PRC Laws and regulations prohibit or restrict foreign ownership of research and development, production and sale of hybrid food crop businesses. To comply with these foreign ownership restrictions, the Group operates its research and development, production and sale of upstream agricultural productions in the PRC through its VIEs.

Taiyuan Primalights III Modern Agriculture Development Co., Ltd (“P3A”), a company incorporated under the laws of the People’s Republic of China (the “PRC”) on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep products and seedlings. In October 2003, China Victory International Holdings Limited (“China Victory”), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the “Acquisition”) with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The Acquisition was structured in this manner because of the aforementioned legal restrictions placed on foreign ownership.

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the “WOFE” or “Agria China”). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements (collectively, the “Contractual Agreements”) with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A’s shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. During 2008, the number of shareholders in P3A changed from 4 individuals to 5 individuals, all of whom have entered into the Contractual Agreements. Agria China has a legal obligation to provide funding for all losses incurred by P3A. On July 13, 2010, the Company completed the disposition of P3A to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria acquired from Mr. Xue and cancelled shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction (Note 6).P3A has been presented as discontinued operations for all periods presented in the Company’s consolidated financial statements

In November 2008, Shenzhen Guanli Agricultural Technology Co., Ltd. (“Guanli”) was set up using contractual agreements substantially consistent with those described above such that Agria Brother Biotech (Shenzhen) Co., Ltd. (“Agria Brother”) effectively controlled Guanli. As of December 31, 2009 and 2010, the 100% legal interest in Guanli is held by two PRC individuals.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1.	Corporation Information and Basis of Presentation (continued)

In September 2009, Shenzhen Agria Agricultural Co., Ltd (“Agria Agricultural”) was set up with 51% interests legally held by Guanli and 49% interest legally held by another individual. In September 2009, Shenzhen Zhongyuan Agriculture Ltd. Co. (“Zhongyuan”) was set up with 95% interests legally held by Ms. Li Juan, the wife of Mr. Guanglin Lai, the chairman of board of directors, and 5% interests legally held by another individual shareholder. Agria Brother has entered into the aforementioned Contractual Agreements with the individual legal shareholders of Agria Agricultural and Zhongyuan, respectively. Agria Brother has a legal obligation to provide funding to all losses incurred by Guanli, Agria Agricultural and Zhongyuan.

Through the aforementioned agreements, WOFE and Agria Brother demonstrate their ability and intention to exercise the ability to absorb substantially all of the profits and all of the expected losses of P3A (through the date of disposal) Guanli, Agria Agricultural and Zhongyuan. Accordingly, WOFE and Agria Brother are the primary beneficiaries of P3A, Guanli, Agria Agricultural and Zhongyuan and consolidates their operating results in accordance with Accounting Standards Codification (“ASC”) 810 “Consolidation” (Pre-codification: Financial Accounting Standards board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, and Interpretation of ARB NO. 51).

On April 1 2008, Agria Brother was established in the PRC as a wholly-owned subsidiary by China Victory with a registered capital of US$29,000,000. The principal activity of Agria Brother is to provide biotechnology related services.

On September 30, 2009, Guanli acquired from a third party, a 100% equity interest in Beijing NKY Seeding Development Co., Ltd (“NKY”).
On January 31, 2010, Guanli acquired a 70% equity interest in Tianjin Beiao Seed Technology Development Co., Ltd. (“Beiao”), and NKY acquired 30% equity interest in this company. (Note 4)

On October 21, 2010, NKY Seeds International established a wholly owned subsidiary named Wuwei NKY Seeds Co., Ltd., in Wuwei city of Gansu province in China. The principal activity of Wuwei NKY Seeds Co., Ltd. is to act as an exclusive sales agent of Wuwei Ganxin Seeds Co., Ltd., the major production company for Agria.

The Group formed Southrich Limited, a wholly-owned subsidiary of Agria Group Limited, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010. Agria (Singapore) Pte. Ltd., or Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia Investments Limited. In January 2011, Agria Singapore made an offer to the shareholders of PGW to acquire an additional 31% of the shares in PGW at the offer price of NZ$0.60 per share. On April 29, 2011 the Group completed this acquisition and increased our shareholding of PGW to 50.01% (Note 3). In April 2011, New Hope International (Hong Kong) Limited invested US$20 million in the equity of Agria Asia Investments, upon which our equity interest in Agria Asia Investments was 88.05%. In April 2011, we also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia Investments to Ngai Tahu Holdings. This sale became unconditional when the shareholders of PGW approved the transaction in June 2011. Upon the completion of this sale, our equity interest in Agria Asia Investments will be 80.81%.

As of December 31, 2010, the Company’s subsidiaries consisted of the following entities:

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1.	Corporation Information and Basis of Presentation (continued)

	Date of	Place of	Percentage of	Principal
Name	incorporation	incorporation	shareholdings	Activities
Agria China	March 29, 2007	PRC	100%	Research and development

Agria Group Ltd	July 6, 2005	BVI	100%	Investment holding
China Victory	September 19, 2003	Hong Kong	100%	Investment holding
Agria Brother	April 11, 2008	PRC	100%	Service of biotechnology and investment holding

Agria Biotech Overseas Ltd (“Agria Overseas”)	November 5, 2009	Hong Kong	100%	Sale of upstream agricultural products and investment holding

Southrich Limited (“Agria Asia Investment Ltd.”)	September 29, 2009	BVI	100%	Investment holding
Agria (Singapore) Pte. Ltd (“Agria Singapore”)	December 19, 2009	BVI	100%	Investment holding
As of December 31, 2010, the Company consolidates the following VIEs and their consolidated subsidiaries which comprised substantially all of the Group’s operations:

	Date of	Place of
Name	incorporation	incorporation	Principal Activities
Guanli	November 6, 2008	PRC	Investment holding
NKY Seeds International Co., Ltd.*	August 31, 1998	PRC	Research, production and marketing of edible corn seeds

Agria Asia International Ltd (“Agria Asia”) *	November 5, 2009	Hong Kong	Sale of upstream agricultural products

Agria Agricultural	September 16, 2009	PRC	Research and development
Zhongyuan	September 16, 2009	PRC	Research and development, service, sales and investment

Agria Hong Kong Ltd (“Agria Hong Kong”) **	November 5, 2009	Hong Kong	Investment holding
Tianjin beiao seed technology development co ltd	Aug 1, 2008	PRC	Research, production and marketing of vegetable seeds
Wuwei NKY Seeds Co., Ltd.	Oct 21, 2010	PRC	Sales of corn seeds

*	Agria Asia and NKY are 100% owned by Guanli

**	Agria Hong Kong is 100% owned by Zhongyuan

The carrying amount of the total assets and total liabilities of VIEs as of December 31, 2010 were RMB329.8 million (US$49.8 million), and RMB174.6 million (US$26.4 million) respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. The amount of the net assets of VIEs as of December 31, 2010 was RMB155.2 million (US$23.4 million). In addition, the Group has not provided any financial or other support that it was not previously contractually required to provide during the periods presented to VIEs.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company, Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Agria Asia Investment and Agria Singapore is the United States dollar. The functional currency of Agria China, Agria Brother and VIEs is RMB as determined based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. The reporting currency of the Company is RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

On consolidation, the financial statements of the Group that use the United States dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.6 on December 31, 2010 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory write downs, impairment assessment and useful lives determination of property plant and equipment, valuation of intangible assets, goodwill and other long-lived assets, recognition of deferred income taxes, impairment assessments of investments and consolidation of VIEs.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less which are unrestricted as to withdrawal and use.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies (continued)

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable balance is written off after all collection efforts have ceased.

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

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. Interest capitalized for the year ended December 31, 2008, 2009 and 2010 amounted to RMB861,976, RMB168,578 and Nil, respectively.

Intangible Assets

Land use rights
Prepaid land use rights are recorded at the amount paid less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement ranging from 10 to 46 years.

On July 13, 2010, the Company sold substantially all assets of P3A, net of certain liabilities, to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria received shares held by Mr. Xue representing 11.5% of the Group’s issued and outstanding share capital immediately prior to the transaction. These shares were then cancelled by the Company. The Company retained existing leases of nine parcels of land totaling approximately 13,500 acres previously held by P3A. To ensure the Company’s rights to the land leases and the performance of P3A’s obligations under the lease transfers to Agria Group, Agria Group received a power of attorney over P3A’s action in respect of the lease transfers, an indemnity from P3A for losses in relation to the lease transfer and a personal guarantee from Mr. Xue of P3A’s obligation under that indemnity.

Acquired technologies

Acquired technologies, which consist primarily of purchased technology know-how related to the production of corn seeds and breeder sheep, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 3 to 15 years.

Software
Software consists of computer software purchased from third-party developers for internal use with an estimated useful life of 5 years.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies (continued)
Investments

Investments in privately held entities, which are not readily marketable or have quoted market prices, are recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of operations. The Company assesses its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and the market environment of the investees.

In accordance with ASC 825-10 “Financial Instruments — overall” the Company elected to account for its PGW equity investee in which the Company exercises significant influence using fair value as determined by the investee’s quoted market price (Note 3, 24). Accordingly, the investment is reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations. The Company accounts for its other equity investees under the equity method of accounting. Accordingly, the investments are reflected at original cost and adjusted for the Company’s share of earnings or losses of the investees. There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at December 31, 2010 was related to the Company’s acquisition of NKY at September 30, 2009 and Beiao at January 31, 2010 (Note 4). In accordance with the provisions of ASC 350-20, Intangibles, Goodwill and Other goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. If the carrying value of the reporting unit to which goodwill is allocated is less than the reporting unit’s fair value, goodwill is considered to be impaired. A reporting unit’s fair value is determined based on its expected cash flows. The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value. Subsequent reversal of goodwill impairment loss is prohibited. Goodwill has been assigned to NKY, a component of the Company’s corn seeds operating segment, and Beiao, a component of the Company’s vegetable seeds operating segment, for purposes of impairment testing. No impairment charges have been recognized for the years ended December 31, 2009 and 2010.

Revenue Recognition

The Group’s primary business activity is to produce and sell seeds. The Company records revenue when the criteria of ASC 605-10 “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies (continued)
Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as transportation and handling costs for products sold.

Research and Development Costs
Research and development costs are expensed as incurred.

Income Taxes

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

Accounting for Uncertain Income Tax Positions
The Company has elected to classify interest due on any underpayment of income taxes and penalties in interest expense and penalties, if and when required, within general and administrative expenses.

Share-based Compensation

Stock awards granted to employees and non-employee are accounted for under ASC 718-10, “Compensation-Stock Compensation: Overall”, and ASC 505-50, “Equity: Equity-based Payments to Non-Employees”, respectively.

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

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies (continued)
Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.

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

Impairment of Long-lived Assets

The Company evaluates its long-lived assets or asset group, including finite-lived intangibles, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group will recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value based on discounted cash flows. There was no impairment identified as of December 31, 2009 or 2010.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, short-term bank borrowings and amounts due to/from related parties approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value, as their interest rates approximate market interest rates.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies (continued)
Fair value accounting

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 820-10 (“FASB ASC 820-10”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As of December 31, 2010, the Company’s equity interest in PGG Wrightson is measured at fair value on a recurring basis within Level 1 (Note 24). The Company did not have any assets or liabilities measured on a recurring basis within Level 2 or Level 3.

Segment Reporting

In 2008, 2009, and through June 2010, the Company operated in corn seed, sheep products and seedlings segments. In July 2010, the Company disposed of its sheep products and seedlings business segments. From July 2010 to December 31, 2010, the Company operated and managed its business only in the corn seed business segment. The operation of this segment is reflected in the Group’s financial statements. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. In 2008, 2009 and 2010, the Company generated substantially all of its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Fair Value Measurement and Disclosure Requirements. Accounting Standards Update (ASU) No. 2011-04 amends FASB Codification Topic 820 on fair value measurements and disclosures to (1) clarify the board’s intent in respect of existing measurement guidance, (2) revise certain measurement guidance that changes or modifies a principle, and (3) add disclosure requirements concerning the measurement uncertainty of level 3 measurements. For public entities, the amendments to FASB ASC 820 made by ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011, with early application not permitted. The Group will adopt this amendment for its fiscal year commencing January 1, 2012.

In January 2011, the FASB issued Accounting Standards Update (ASU) No. 2010-29, “Pro Forma Information for a Business Combination Occurring in the Current Period”. The update clarifies that pro forma revenue and earnings for a business combination occurring in the current year should be presented as though the business combination occurred as of the beginning of the year or, if comparative statements are presented, as though the business combination took place as of the beginning of the comparative year. The new and amended disclosures should be applied prospectively to business combinations consummated on or after the start of the first annual reporting period beginning on or after December 15,

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements (continued)
2010, with earlier application permitted. The Company will adopt this amendment for its fiscal year commencing January 1, 2011.

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

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2010, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

Current vulnerability due to certain other concentrations

The Group operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
3.	Investment in PGW

On October 16, 2009, the Company and PGW entered into an agreement to jointly work to create value for both companies through the advancement of agricultural technology and the development of new markets.

In October 2009, the Company invested in PGW through the placement of 41.1 million newly-issued shares representing 11.52% of PGW’s share capital, at NZD$0.88 per share, at a value of NZ$36.2 million. (US$25.3 million)

In November 2009, together with all existing shareholders of PGW (on a pro rata basis), the Company subscribed for an additional 46.2 million shares at an aggregate price of NZ$20.8 million (US$14.6 million) without changes in the percentage of shareholding before and after the subscription.

On December 23, 2009, one of the existing shareholders of PGW sold the Group 56.8 million of PGW’s share rights at NZ$0.025 per share right. The Company exercised these rights and subscribed for 56.8 million shares at an aggregate consideration of NZ$27.0 million (US$18.9 million). Upon the completion of the acquisition, the Group held an equity interest of 19.0% in PGW which enable it to have 2 directors on PGW’s board. Accordingly, the Group determined that its representation on the board of directors of this investee enables it to apply significant influence over PGW.

The Company elected to apply the fair value option for its equity investment in PGW, which otherwise would be accounted for using equity method accounting, because it believes a readily determinable fair value based on the investee’s quoted market price provides investors with the most relevant and reliable information in assessing its value. The Group recognized the increase in fair value, which amounted to RMB1,946,739 (US$294,961), between December 31,2009 and December 31, 2010 in the consolidated statements of operations.

Under the agreement signed between the Company and PGW in November 2009, PGW agreed to issue Convertible Redeemable Notes (“CRNs”) having an aggregate principal amount of US$25 million to the Group with the proceeds being invested as new capital into PGG Wrightson Finance, to enhance regulatory capital and provide greater liquidity and capacity for growth in that business. As a result, PGW issued the CRNs to Agria Asia on January 15, 2010.

The key features of the convertible redeemable notes are as follows:

Term
The convertible redeemable notes have a perpetual term.

Interest
Interest payable under the convertible redeemable notes is:
•	For the period from January 15, 2010 to December 31, 2011, 8.0% per annum on the principal amount of the notes;

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
3.	Investment in PGW (continued)
•	For the period from January 1, 2012 to December 31, 2013, the two-year swap rate quoted by Reuters on December 31, 2011 plus a margin of 5.5%;
•
For subsequent two-year periods commencing on January 1, 2014, January 1, 2016 and thereafter, the two-year swap rate quoted by Reuters at the start of the relevant two-year period plus a margin of 6.5%.

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

If the notes are redeemed in cash, PGG Wrightson will pay the Group 102% of the principal amount of the notes if the redemption takes place on or before December 31, 2011, or 104%, with each subsequent two-year period cash redemption amount accreting at an additional 2%, if the redemption takes place during the two-year period after December 31, 2011.

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

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
4.	Business Acquisitions
2009 acquisition:

In order to expand its spectrum of agricultural research, on September 30, 2009, Guanli acquired a 100% equity interest of NKY, an entity engaged in research and sales of agriculture products in the PRC, for RMB5,000,000 (US$732,504). The acquisition has been accounted for as a business acquisition in accordance with ASC 805-10, “Business Combinations: Overall”. The results of NKY’s operations have been included in the consolidated financial statements since its acquisition date.

The following table summarizes the fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	As at September 30, 2009
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

The goodwill recognized represents expected synergies from combining operations of NKY and its intangible assets that do not qualify for separate recognition with the operations of the Company. Goodwill has been assigned to NKY, a component of the Company’s corn seeds operating segment, for purposes of impairment testing.

Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Group’s consolidated financial results.
2010 acquisition:

In 2010, the Company acquired 100% equity interest of Beiao, an entity engaged in research and sales of vegetable seeds in the PRC, for cash consideration of RMB1,000,000 (US$151,515). The Company recognized goodwill of RMB317,560 (US$48,115) for this acquisition.

Purchase price allocation and pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Group’s consolidated financial results.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
5.	Investment Under Equity Method

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Cost of associates	—	47,000	7,122
Share of post-acquisition profit or loss	—	894	135

	—	47,894	7,257

Details of the Group’s associates at December 31, 2010 are as follows:

				Share of post-
	Proportion of		Cost of	acquisition
	ownership		investment	profit / (loss)
Name of Associates	interest	Principal activity	(RMB’000)	(RMB’000)
Wuwei Ganxin Seeds Co., Ltd.	49.0%	Production of corn seeds	40,000	1,183

Beijing Zhongnong Seed Industry Co., Ltd.	18.9%	Research and development and co-operation with CNAAS	7,000	(289)

			47,000	894

6.	P3A Disposition and Discontinued Operations

On July 13, 2010, the Company sold substantially all assets of P3A, net of certain liabilities, to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria received shares held by Mr. Xue representing 11.5% of the Group’s issued and outstanding share capital immediately prior to the transaction. These shares were then cancelled by the Company. The Company retained existing leases of nine parcels of land totaling approximately 13,500 acres previously held by P3A. Mr. Xue is a related party of the Company since he is a director and president of P3A. The assets and liabilities of P3A as of December 31, 2008 and 2009 are comprised of the following:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)
Current assets	231,565	257,699	39,045
Non-current assets	202,815	172,344	26,113
Accounts payable and other liabilities	(232,182)	(246,995)	(37,423)

Net assets	202,198	183,048	27,735

Included in the loss from discontinued operations for the year ended December 31, 2010 is RMB20.3 million operating income from January 1, 2010 through the date of disposal and a RMB21.6 million loss on disposal, net of reversal deferred tax liabilities of approximately RMB191.2 million (Note 17). There is no other significant income tax on discontinued operations for 2008, 2009, and 2010.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
6.	P3A Disposition and Discontinued Operations (continued)

			From January 1, 2010 to
Discontinued Operations	2008	2009	date of disposal
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Revenue from discontinued operations	465,064	173,956	112,277	17,012
Pretax profit (loss)	121,053	(25,378)	(192,468)	(29,162)
Income (loss) from discontinued operations	121,053	(25,378)	(1,314)	(199)

7.	Accounts Receivable
Accounts receivable consist of the following:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	119,935	423	64
Less: Allowance for doubtful accounts	(10,670)	(139)	(21)

	109,265	284	43

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(38)	(12,853)	(10,670)	(1,617)
Provision for doubtful collection	(12,848)	(14,664)	(139)	(21)
Decrease due to disposal of P3A	—	—	10,670	1,617
Collections of doubtful accounts allowed for	33	7,916	—	—
Write-offs	—	8,931	—	—

Balance at the end of the year	(12,853)	(10,670)	(139)	(21)

8.	Inventories
Inventories consist of the following:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	7,447	10,181	1,543
Work in progress	6,339	1,407	213
Finished goods	59,586	62,780	9,512

	73,372	74,368	11,268

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
9.	Prepayments and Other Current Assets
Prepayments and other current assets consist of the following:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)
Non-current assets
Non-current Prepayments (1)	40,738	40,258	6,100

Current assets
Prepayments	4,985	106	16
Advances to suppliers (2)	29,732	1,586	240
Individual income tax withholdings receivable	1,005	—	—
Other receivable (3)	1,772	17,414	2,639
Others	850	—	—
Less: Allowance for doubtful accounts	(1,723)	(60)	(9)

	36,621	19,046	2,886

(1)
As of December 31, 2009 and December 31, 2010, the Company prepaid RMB 40 million for leasing one parcel of land for an extended lease term from December 31, 2028 (expiration of its land use right) to December 31, 2038.

(2)
This amount represents interest-free payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of corn seeds. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to placing the advance. To date, the Group has not experienced any loss on advances to suppliers.

(3)
The amount as of December 31, 2010 primarily consists of a RMB7.1 million (US$1.1 million) receivable from the Group’s ADS depositary as reimbursement for legal fees and administrative expenses (total of US2.2 million was recorded in other income in 2010), a RMB2 million (US$0.3 million) receivable from the insurance companies in respect to legal costs incurred in defending the Group’s class action lawsuit and RMB3 million (US$0.5 million) interest receivable on RMB time deposit account.

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(1,480)	(1,125)	(1,723)	(261)
Provision for doubtful accounts	—	(598)	—	—
Decrease due to disposal of P3A	—	—	1,663	252
Collections of doubtful accounts previously allowed for	355	—	—	—

Balance at the end of the year	(1,125)	(1,723)	(60)	(9)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
10.	Property, Plant and Equipment, Net
Property, plant and equipment consist of the following:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Buildings and improvements	72,499	1,684	255
Plant and machinery	7,240	984	149
Furniture and office equipment	4,265	1,788	271
Motor vehicles	9,509	6,560	994
Construction in progress	12,937	—	—

	106,450	11,016	1,669
Less: Accumulated depreciation	(18,228)	(4,771)	(723)

	88,222	6,245	946

Depreciation expense was RMB5,124,550, RMB7,238,431 and RMB 2,985,402 (US$452,334) for each of the years ended December 31, 2008, 2009 and 2010, respectively.
11.	Intangible Assets, Net
Intangible assets as of December 31, 2009 consist of the following:

	Gross
	Carrying	Accumulated	Net Carrying	Net Carrying
	Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	397,457	(28,541)	368,916	54,046
Acquired technology	42,273	(22,217)	20,056	2,938
Software	256	(127)	129	19

Balance, end of year	439,986	(50,885)	389,101	57,003

Intangible assets as of December 31, 2010 consist of the following:

	Gross
	Carrying	Accumulated	Net Carrying	Net Carrying
	Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	395,637	(45,186)	350,451	53,098
Acquired technology	15,000	(12,500)	2,500	379
Software	258	(183)	75	11

Balance, end of year	410,895	(57,869)	353,026	53,488

Amortization expense for the years ended December 31, 2008, 2009 and 2010, were RMB12,635,581, RMB24,291,800 and RMB25,002,697 (US$3,788,287), respectively.
The land use rights and acquired technology have weighted average amortization periods of 20 years and 3 years, respectively.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
11.	Intangible Assets, Net (continued)
Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

Year ending December 31	(RMB’000)	(US$’000)

2011	19,082	2,892
2012	16,561	2,509
2013	16,535	2,505
2014	16,535	2,505
2015	16,535	2,505
Thereafter	267,778	40,572

	353,026	53,488

12.	Other Assets, net
Other Assets as of December 31, 2009, consisted of breeder sheep and date trees held by P3A.
13.	Bank Borrowings

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Short-term	8,750	59,604	9,031

As of December 31, 2010, short-term bank borrowings were from one bank, repayable through January 12, 2011, and bearing an interest rate of LIBOR+0.7% (2009: 10.18%). Short-term bank borrowings as of December 31, 2010 were guaranteed by Agria Brother’s RMB pledged deposit, which is presented as Restricted Cash as of December 31, 2010. The balance was paid off as of January 12, 2011. New loans entered into subsequent to December 31, 2010 are discussed in note 25.

14.	Accrued Expenses and Other Liabilities
The components of accrued expenses and other liabilities are as follows:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	8,601	373	56
Individual income tax withholdings	17,594	155	24
Sales commission due to sales staff	2,115	—	—
Advances from customers(ii)	11,494	28,347	4,296
Business tax and other taxes	6,684	1,133	172
Deferred government grant (i)	1,200	—	—
Unrecognized tax benefit and related interest and penalties (Note 17)	8,696	6,725	1,019
Accrued expenses	12,151	9,805	1,483
Payable for acquisition of technology (Note 4)	5,086	—	—
Other	3,563	4,492	682

	77,184	51,030	7,732

(i)
The deferred government grant was conditional on the Company establishing an agricultural products market network without specifying a requested date of completion or repayment provision. The Deferred government grant was no longer a liability after the disposal of P3A.

(ii)	The advance from customers are cash received for purchasing of corn seeds.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
15.	Ordinary Shares

On August 7, 2008, the Company’s Board of Directors approved a repurchase of up to US$10 million over the following 24 months by the Company its of American Depository Shares (“ADSs”) (the “stock repurchase program”). The timing and amount of repurchase ADSs was determined by the Company’s management based on market conditions, ADS price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The approval of Company’s Board of Directors for the stock repurchase program expired on August 6, 2010.

During the year ended December 31, 2009, the Company had repurchased 320,000 ADSs (2008: 300,000) at an average price of US$0.90 (2008: US$3.55) per ADS, including transaction costs. Under Cayman Islands’ law, the shares are cancelled upon repurchased. Accordingly, any excess of purchase price over par value is recorded against the additional paid-in-capital account.

On July 16, 2010, the Company entered into definitive agreements to divest Taiyuan Primalights III Agriculture Development Co., Ltd., or P3A, to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria has acquired from Mr. Xue and cancelled 14,393,400 shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction.

16.	Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of the Group in China, any profit-generating company in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of December 31, 2009, the balance of statutory reserves consisted of funds provided by P3A. As a result of the disposal of P3A, this fund balance was transferred to additional paid-in capital. As of December 31, 2010, the balance of statutory reserves is provided from the profit after tax of NKY.

The statutory common reserve fund is not distributable except upon liquidation.
17.	Income Taxes
The amounts in this note are stated after reclassification of entries to the 2009 and 2008 financial statements to reflect the discontinued operations of P3A.

Under the laws of the Cayman Islands and BVI, the Company, Agria Group Ltd., Agria Asia Investment and Agria Singapore are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations. However, the Company is subject to PRC income tax at the rate of 25% on its taxable income according to the Enterprise Income Tax Law (“the New EIT Law”) (as detailed below).

Agria China, being a foreign invested enterprise, was initially granted a ‘tax holiday’ for a full exemption from Enterprise Income Tax for the fiscal years from 2007 to 2009 by the local tax authority. On March 16, 2007, the National People’s Congress enacted the New EIT Law, which became effective on January 1, 2008 and replaced the old separate income tax laws for domestic enterprises and foreign invested

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	Income Taxes (continued)

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

China Victory, Agria Overseas, Agria Asia and Agria Hong Kong were originally subject to an applicable profits tax rate of 16.5% in Hong Kong. However, these companies mentioned above are also subject to PRC income tax at the rate of 25% on their taxable income according to the NEW EIT Law mentioned above.

Further, also under the New EIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2010, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

Agria Agricultural, Guanli, Agria Brother, and Zhongyuan are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

NKY obtained the “High New Technology Business” certificate on December 14, 2009. As a result, it is subject to PRC income tax at a lower rate of 15% on its taxable income for the years for which a valid High New Technology Business certificate is maintained. The certificate will expire 3 years from the date of issue and needs to be re-applied for upon expiration.

Deferred tax liabilities arising from undistributed earnings

The New EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise became subject to the withholding tax starting from January 1, 2008. Given that the undistributed profits of the Group’s operations in China are intended to be retained in China for business development and expansion purposes, no withholding tax accrual has been made.

Deferred tax liabilities arising from investment in undistributed earnings of the VIEs that are available for distribution to PRC tax resident parent companies (Agria China and Agria Brother) amounted to RMB191,154,010 (US$28,004,221) as of December 31, 2009 (2008: RMB180,557,715). As a result of the disposal of P3A in July 2010, the amount of deferred tax liabilities was fully reversed.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	Income Taxes (continued)
Loss from continuing operations before income taxes consists of:

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

PRC	(30,479)	(29,013)	(24,856)	(3,766)
Non-PRC	(815,998)	(69,969)	(25,897)	(3,924)

	(846,477)	(98,982)	(50,753)	(7,690)

The loss from the non-PRC operations consists primarily of operating costs, administration expense, interest income and charges.
Income taxes applicable to continuing operations consist of:

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current income tax	2,488	—	5,719	866
Deferred income tax	23,089	10,915	1,385	210

	25,577	10,915	7,104	1,076

The reconciliation between income taxes computed by applying the statutory income tax rate of 25% for 2008, 2009 and 2010 applicable to the Group’s PRC operations to income tax expense is:

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Loss before income tax	(846,477)	(98,982)	(50,753)	(7,690)

Income tax computed at the applicable statutory tax rate of 25%	(211,619)	(24,746)	(12,688)	(1,923)
Expense not deductable for tax	205,365	5,597	838	127
Effect of tax exemptions	—	—	(50)	(8)
Effect of tax rate differences	—	—	568	86
Effect of tax law changes and recognition of outside basis differences	28,722	10,596	4,502	682
Changes in valuation allowance	2,787	19,523	13,838	2,097
Other	322	(55)	96	15

Income tax expense reported in the consolidated statements of operations, applicable to continuing operations	25,577	10,915	7,104	1,076

The tax effects of temporary differences that give rise to the deferred tax asset (liability) balances at December 31, 2009 and 2010 are as follows:

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	Income Taxes (continued)

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Property, plant and equipment	131	11	2
Acquired technology	5,144	802	122
Allowance for doubtful accounts	1,513	1,184	179
Deferred expense	137	—	—
Net operating loss carry-forward	19,406	13,838	2,097
Other	219	35	5

Deferred tax assets	26,550	15,870	2,405
Valuation allowance	(23,070)	(13,838)	(2,097)

Deferred tax assets, net (all non-current)	3,480	2,032	308

Inventories	(63)	—	—

Deferred tax liability, current	(63)	—	—

Investment basis in VIEs	(191,154)	—	—

Deferred tax liability, non current	(191,154)	—	—

As of December 31, 2010, the Group had gross deferred tax assets of approximately RMB15,870,000 (US$2,405,000). A valuation allowance on the deferred tax assets of approzimetly RMB13,838,000 (US$2,097,000) was recorded as the Group did not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of the total deferred tax asset is more likely than not.

Based on existing PRC tax regulations, the PRC entities remain subject to examination by the tax authorities for fiscal year 2006 through 2010.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits and liabilities, exclusive of related interest and penalties, is as follows:

	2009	2010	2010
	(RMB)	(RMB)	(US$)

Balance at beginning of fiscal year	7,751	12,492	1,893
Additions based on tax positions related to the current year	983	—	—
Addition arising from business acquisition	1,271	—	—
Additions based on tax positions related to the previous year *	2,487	—	—
Reversal due to disposal of P3A	—	(8,733)	(1,323)

Balance at the end of fiscal year	12,492	3,759	570

*	The amount of RMB2,487,000 (US$365,000) was previously recorded under tax payable as of December 31, 2008.
The Group’s unrecognized tax benefits are presented in the consolidated balance sheet within accrued expenses and other liabilities.
It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.
If the unrecognized tax benefits as of December 31, 2010 were realized in a future period, it would result in a tax benefit and a reduction of the Group’s effective tax rate.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	Income Taxes (continued)

During the years ended December 31, 2008 2009 and 2010, the Group recognized nil, RMB576,496 and RMB686,037(US$103,945), respectively, in general and administrative expenses for interest, and RMB 315,000, RMB2,706,555 and RMB827,000 (US$125,303), respectively, in general and administrative expenses for penalties related to uncertain tax positions. As at December 31, 2009 and 2010, the Group recognized total interest and potential penalties relating to uncertain tax positions amounting to RMB3,283,051 and RMB2,965,937 (US$449,384), respectively.

18.	Earnings (Loss) Per Share

For the years ended December 31, 2008, 2009, and 2010, all of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive earnings (loss) per share because the effect of inclusion would be anti-dilutive. Options over 5,494,500 and 6,373,567 ordinary shares were exercisable as at December 31, 2009 and 2010, respectively.

19.	Related Party Transactions

Name of Related Parties	Relationship with the Group

Taiyuan Relord	A company owned by a director of P3A
Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd. (“Taiyuan Baojia”)	A subsidiary of Taiyuan Relord
Xue Zhi Xin	A director of P3A
Zhang Ming She*	A director of P3A
Yan Lv	A director of P3A
Wuwei Ganxin Seeds Co., Ltd. (Wuwei Ganxin)	A 49% Associate
Beijing Zhongnong Seed Industry Co., Ltd. (Beijing Zhongnong)	A 18.9% Associate
PGG Wrightson	A 19.0% Associate

*	Zhang Ming She resigned as a director of P3A on July 31, 2008.

(1)	The Group had the following related party transactions during the years presented:

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Sales of seedlings to:
Taiyuan Relord *	4,180	—	—	—

Purchase of corn seeds from:
Wuwei Ganxin	—	—	65,427	9,913

Directors fee and expense charged to:
PGG Wrightson	—	—	1,179	179

Collection of amounts due from:
PGG Wrightson	—	—	789	119
Taiyuan Relord *	—	1,652	—	—
Yan Lv *	—	28	—	—

	—	1,680	789	119

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Payment of amounts due to:
Wuwei Ganxin	—	—	26,019	3,942
Beijing Zhongnong	—	—	3,044	461
Taiyuan Relord *	—	204	102	15
Yan Lv *	—	6	—	—
Xue Zhi Xin *	—	6	—	—

	—	216	29,165	4,418

Loan to Beijing Zhongnong	—	—	910	138

Loan from Beijing Zhongnong	—	—	6,464	979

*
Taiyuan Relord, Yan Lv and Xue Zhixin, were determined to be a related parties by virtue of their relationships with P3A. Following the disposal of P3A, they are no longer considered to be related parties.

(2)	The Company had the following related party balances at the end of the year:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Taiyuan Relord	1,865	—	—
Beijing Zhongnong	—	910	138
PGG Wrightson	—	390	59

	1,865	1,300	197

Amounts due to related parties:
Included in current liabilities
PGG Wrightson	—	14	2
Beijing Zhongnong	—	3,420	518
Wuwei Ganxin	—	39,408	5,971
Yan Lv (i)	6	—	—

	6	42,842	6,491

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

Amounts due to related parties:
Included in non-current liabilities
Taiyuan Relord(ii)	8,384	—	—

(i)	The balances represent cash advances paid to or due from directors for reimbursable company expenses.

(ii)
The non-current amount due to Taiyuan Relord represents the consideration for the purchase of date trees repayable over the next 45 years. Imputed interest relating to the balance is calculated using the incremental borrowing rate at the transaction date of 6.84% per annum. Taiyuan Relord was determined to be a related party of the Company by virtue of its relationships with P3A. Following the disposal of P3A, it is no longer related party of the Group.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
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

For certain options granted with a four year graded vesting term as described above, in the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. The Group concluded that the termination clause represents a non-substantive vesting term since it allows the grantee to continue to vest options for a twelve month period after termination. For accounting purposes, 60% of these options granted are vested after the first year of service, 20% after the second year of service and 20% after the third year of service.

On July 4, 2007, the Company granted 1,500,000 options with exercise price of US$4.80 per share to two employees. 20% of the options will vest after the first year of service, 20% will vest after two years of service, and for the remaining 60%, 10% will be vested semi-annually over the next three years. In the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. On July 19, 2007, the grant to the two employees was modified such that the options granted were reduced from 1,500,000 to 1,200,000, and the exercise price was reduced from US$4.80 per share to US$2.40 per share. In addition, the modified options vest 30% after the first year of service, 30% after the second year of service, 20% after the third year of service and 20% after the fourth year of service. In the event of termination of employment or service for any reason after one year of employment or service, the grantee’s right to vest in the option under the Plan will terminate twelve months after the written notice of termination. The total incremental compensation cost resulting from the modifications amounting to US$452,500 (RMB3,363,025) and is recognized ratably over the new requisite service period.

During 2008, a significant shareholder of the Company agreed to pay cash totaling US$18 million and ordinary shares constituting 22% of the then issued and outstanding shares of the Company to certain management personnel of P3A as recognition of their contribution to the success of the Company. In addition, to provide additional incentives and retain the services of certain employees, Zhixin Xue, Guanglin Lai and Zhaohua Qian, all shareholders of the Company agreed to contribute 1.6 million options which are exercisable into 2.2 million ordinary shares of the Group to a new management retention plan. No consideration was paid by the Company for this contribution of options made by the shareholders. The fair value of the cash payment and ordinary shares transferred to the P3A management personnel have been recorded as compensation expense of approximately US$107,826,953 (RMB744,943,189) with a corresponding increase to Additional Paid-in Capital. The return of the options back to the Company for no consideration has been accounted for as a cancellation resulting in an immediate recognition of compensation expense of US$2,743,405 (RMB18,881,760).

During 2008, 600,000 stock options held by an executive of P3A were exchanged for 600,000 ordinary shares for no additional consideration. The exchange was accounted for as a settlement, wherein the difference between the fair value of the ordinary shares and the stock options, amounting to US$685,145 (RMB4,715,579), was recognized immediately as compensation expense.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
20.	Share-based Awards Plan (continued)
The following table summarizes the option activity for the years ended December 31, 2008, 2009 and 2010 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

						Weighted-
				Weighted-		Average	Aggregate
		Weighted-		average		Remaining	Intrinsic
	Number of	average		grant-date		Contractual	Value
Share Option	Shares	Exercise Price		fair value		Term	(US$’000)

Outstanding, December 31, 2007	9,120,500						19,239
Granted	2,434,000			US$	0.87
Forfeited	(510,000)
Cancelled	(2,200,000)

Outstanding, December 31, 2008	8,844,500	US$	2.97				—
Granted	2,340,000		0.92		0.44
Forfeited	(784,600)		2.81		1.59
Expired	(450,000)		2.40		1.65

Outstanding, December 31, 2009	9,949,900		2.53		3.30	6.72	1,735
Vested and expected to vest at December 31, 2009	9,949,900		2.53		3.30	6.72	1,735
Exercisable at December 31, 2009	5,494,500		2.71		0.56	6.05	581

Outstanding, December 31, 2009	9,949,900	US$	2.53		3.30		—
Granted	5,160,000		1.00		0.24
Forfeited	(735,000)		2.69		1.02
Expired	(1,136,800)		2.77		1.56

Outstanding, December 31, 2010	13,238,100		1.90		2.38	8.18	94
Vested and expected to vest at December 31, 2010	13,238,100		1.90		2.38	8.18	94
Exercisable at December 31, 2010	6,373,567	US$	2.46	US$	1.08	7.44	31

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day at each balance sheet date and the weighted-average exercise price.

As of December 31, 2010, there was RMB11,120,756 (US$1,684,963) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.72 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may differ.

The fair value of each option award was estimated on the date of grant using a binomial option pricing model by the Group’s management, with assistance from an external consultant. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s shares. The relevant historical information is limited because the Company became a public company in November 2007. The expected term was estimated based on the resulting output of the binomial option pricing model.

The risk-free interest rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience. The option awards are not transferable and the grantee has a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor. The suboptimal exercise factor of 1.5 is based on the external consultant’s research on the early exercise behavior of employees with stock options.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
20.	Share-based Awards Plan (continued)
The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2008	2009	2010

Risk-free interest rate	2.67% – 4.23%	3.17%	3.26% – 3.30%
Dividend yield	—	—	—
Expected volatility range	34.91% – 49.94%	48.62%	62.21% – 62.35%
Weighted average expected volatility	40.19%	48.62%	62.33%
Expected term (in years)	3.31 – 5.58	2.77	3.93
The total fair value of option awards vested during the year ended December 31, 2008, 2009 and 2010 were RMB54,647,899, RMB17,926,430, RMB14,433,351.49 (USD2,131,475), respectively.
Total compensation cost recognized for the years ended December 31, 2008, 2009 and 2010, is as follows:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	520	206	—	—
General and administrative expenses	44,732	14,596	9,835	1,490
Research and development expenses	47	31	—	—

	45,299	14,833	9,835	1,490

21.	Employee Defined Contribution Plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. The companies in China are required to make contributions to the government mandated defined contribution plan for these benefits based on 28% ~ 45% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,659,509, RMB1,394,630 and RMB1,297,244 (US$196,552) respectively for each of the years ended December 31, 2008, 2009 and 2010, respectively.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
22.	Commitments and Contingencies
Operating lease commitments

Payments under operating leases for land and buildings, which are mainly used to test seed varieties, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain renewal options, rent escalation, restriction or contingent rents and have lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases, are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2011	2,898	439
2012	2,371	359
2013	561	85
2014	347	53
2015	347	53
Thereafter	4,514	683

	11,038	1,672

Total rental expense was RMB9,127,444, RMB15,350,133 and RMB3,794,407 (US$574,910) for the years ended December 31, 2008, 2009 and 2010, respectively.

Purchase commitments

Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending December 31, 2011, under all non-cancelable agreements are RMB104 (US$16).

The amount purchased under commitment obligations was RMB13,841,000, RMB13,841,000 and RMB4,940,000 (US$748,485) for the years ended December 31, 2008, 2009 and 2010, respectively. These amounts related substantially to P3A.

Commitment for Investment in Beijing Zhongnong Seed Industry Co., Ltd

In Octber 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), one of the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest RMB35 million (of which RMB 7 million has been paid as of December 31, 2009) for a 53.84% equity interest of Beijing Zhongnong Seed Industry Co., Ltd (“Zhongnong”), a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization. The Company did not make any further payments for the investment in 2010. According to the investment agreement, CNAAS has the right to cancel this agreement if Agria has not injected RMB35 million within 3 months after the signature of the investment agreement and this 3 months period ended on January 27, 2010. However, as Agria is co-operating with CNAAS in several areas through Zhongnong, management believes that the probability of CNAAS cancelling the investment agreement is remote.

Enterprise income tax
All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC.

As of December 31, 2010, the Company recognized approximately RMB3,759,109 (US$569,562) of liabilities for unrecognized tax benefits and, in addition, RMB2,965,937 (US$449,384) of related interest and penalties. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
22.	Commitments and Contingencies (continued)

However, due to the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2010, the Company classified of the above liabilities for unrecognized tax benefits and related interest and penalties as current liabilities.

Class action lawsuits

On February 3, 2009, a consolidated class action lawsuit in the United States District Court for the Southern District of New York was filed, alleging violations of various sections of the Securities Act, against the Group, our executive officers, our directors and other defendants. The lawsuit alleges that our initial public offering registration statement and prospectus failed to disclose certain alleged discussions between two Agria executives relating to requests for additional compensation and a threatened resignation.

On December 1, 2009, the U.S. District Court for the Southern District of New York dismissed the consolidated class action against the Company and the underwriters defendants, and the Court issued a judgment in favor of the Company and the underwriter defendants.

On June 4, 2010, the Group entered into a memorandum of understanding with the lead plaintiff reflecting an agreement in principle and agreed to pay $3.75 million to settle all claims asserted in the class action lawsuit. On September 20, 2010, the court granted a preliminary approval of the settlement. The deadline for filing objections to the Settlement, Plan of Distribution of settlement proceeds, and attorneys’ fee and expense request by Lead Plaintiff’s counsel expired on January 7, 2011, and no such objections were filed by Class Members.

On June 7, 2011, the court granted final approval of the settlement and entered a final judgment resolving the case. The settlement amount is within the limit of our applicable insurance policies, and the settlement is not expected to have any significant impact on our financial position, results of operation or cash flows.

23.	Segment Reporting

The Company is engaged in the development, production and sale of seeds. In accordance with ASC 280-10 “Segment Reporting: Overall”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has one operating and reportable segments which is China Seeds.

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.
24.	Fair Value Measurement

Effective January 1, 2008, the Group adopted ASC 820-10 “Fair Value Measurements and Disclosures: Overall”. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
24.	Fair Value Measurement (contined)
ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—	Unobservable inputs which are supported by little or no market activity.

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

In accordance with ASC 820-10, the Company elects to measures its investment in PGW at fair value. The investment in PGW is classified within Level 1 because it is valued based on PGW’s quoted trading price.

Fair Value Measurement at December 31, 2009
Quoted Prices
in
	Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable	Fair Value at	Fair Value at
	Assets	Inputs	Inputs	December 31,	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US’000)

Investment in PGW	414,047	—	—	414,047	60,658

Fair Value Measurement at December 31, 2010
Quoted Prices
in
	Active	Significant
	Markets for	Other
	Identical	Observable	Unobservable	Fair Value at	Fair Value at
	Assets	Inputs	Inputs	December 31,	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US’000)

Investment in PGW	403,490			403,490	61,135

25.	Subsequent Events
a)	Purchase of additional equity interest in PGG Wrightson

In January 2011, Agria Singapore purchased an additional 234,963,938 shares of PGG Wrightson at the offer price of NZ$0.60 (US$0.46) per share to bring its total shareholding in PGG Wrightston from 19.01% to 50.01%. The total consideration paid by Agria Singapore, excluding transaction expenses, was NZ$141.0 million (US$108.4 million).

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
25.	Subsequent Events (continued)

Between January 2011 and April 2011, Agria Asia and Agria Singapore entered into equity funding arrangements with Agria Group and with New Hope International (Hong Kong) Limited, or New Hope International, a subsidiary of New Hope Group to provide equity funding to Agria Singapore to complete the above mentioned equity interest purchase. As part of the equity interest purchase, Agria Asia and its wholly owned subsidiaries also borrowed NZ$10 million (US$7.7 million) from New Zealand-based Livestock Improvement Corporation Limited. (“LIC”) and received bank borrowings amounting to NZ$53 million (US$40.7 million).

Under the equity funding arrangements with Agria Group, Agria Group subscribed for additional equity in Agria Asia valued at USD55.3 million for a combination of cash, expenses already incurred on behalf of Agria Asia and expenses that Agria Group agreed to incur on behalf of Agria Asia.

Under New Hope International’s equity funding arrangements, New Hope International subscribed for equity in Agria Asia valued at USD20.0 million for cash.

At the date of completion of the partial offer Agria Group held 88.05% of Agria Asia which reflected the existing 19.01% stake in PGG Wrightson already owned by Agria Singapore and the CRN already owned by Agria Asia as well as the additional equity subscribed for under the equity funding arrangements with Agria Group. New Hope held 11.95% of Agria Asia.

In April 2011, Agria Group also entered into a share purchase agreement with Ngai Tahu Capital Limited, or Ngai Tahu, a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures. Under the terms of the agreement, Ngai Tahu agreed to purchase from us 7.24% of the total shares of Agria Asia Investments for a consideration of NZ$15.0 million (approximately $10.8 million based on the exchange rate in effect on December 31, 2009). This sale became unconditional when the shareholders of PGW approved the transaction in June 2011. Upon the completion of this sale, our equity interest in Agria Asia Investments will be 80.81%.

In June 2011, the Group entered into an additional shareholders agreement with New Hope International. Under this agreement, the Group granted New Hope International the rights of first offer in the event that Agria Corporation proposes to transfer all or part of its shares in Agria Group, as well as the tag-along rights in the event that Agria Group proposes to transfer all or part of its shares in Agria Asia. Furthermore, New Hope International has the right to sell its shares in Agria Asia to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. The supplemental agreement also provides a guarantee by Agria Group to New Hope on a minimal level of income to be generated by their investment. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Agria Group pledged its shares in Agria Asia to New Hope International and Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.

b)	Business acquisition / new equity investment

In March 2011, Wuwei Ganxin Seeds Co., Ltd. increased its registered capital from RMB20 million to RMB30 million pursuant to new regulations. Accordingly, the Company increased its investment in Ganxin by RMB4.9 million (US$0.7 million) to maintain the Company’s 49% equity interest.

In May 2011, the Company began making investment in Zhongnong for RMB4 million. The process of capital increase is still on going to date.

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
25.	Subsequent Events (continued)
In March 2011, Beiao established a new subsidiary, named Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, PRC. This new company began operations in a seeds business in Shanxi, PRC.
c)	New banking facility agreements

The Group entered into three new general banking facilities; one facility in the amount of US$41.16 million on January 5, 2011, a second facility in the amount of US$16 million on April 12, 2011 and a third facility in the amount of RMB62 million on April 7, 2011. The maturity dates are two years, two years and one year from drawdown, respectively. The interest rates on the bank facilities are Libor+1.4%, Libor+2.5% and 5.68%, respectively.

26.	Condensed Financial Information of the Company

Under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital, statutory reserve and net assets of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled approximately RMB896 million (US$135.8 million) as of December 31, 2010.

Statements of operations

	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—	—	—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
General and administrative expenses	(19,744)	(26,700)	(26,293)	(3,983)

Total operating expenses	(19,744)	(26,700)	(26,293)	(3,983)

Operating loss	(19,744)	(26,700)	(26,293)	(3,983)
Interest income	23,735	3,379	385	58
Interest expense	(14)	(22)	(21)	(3)
Exchange gain (loss)	(433)	24	(70)	(11)
Equity in loss of subsidiaries and variable interest entities	(752,842)	(111,956)	(48,345)	(7,325)
Other income	—	—	19,557	2,963

Loss before income tax	(749,298)	(135,275)	(54,787)	(8,301)
Income tax	(1,704)	—	(4,384)	(664)

Net loss	(751,002)	(135,275)	(59,171)	(8,965)

Net loss attributable to ordinary shareholders	(751,002)	(135,275)	(59,171)	(8,965)

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
26.	Condensed Financial Information of the Company (continued)
Balance sheets

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Cash and cash equivalents	88,640	17,346	2,628
Prepayments and other current assets	3,211	9,482	1,437
Investment in subsidiaries and variable interest entities	1,630,286	1,448,075	219,405
Amount due from related parties	—	390	59

Total assets	1,722,137	1,475,293	223,529

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Accrued expenses and other liabilities	9,651	11,535	1,747

Total liabilities	9,651	11,535	1,747

Shareholders’ equity
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,160,000 and 110,766,600 shares issued and outstanding at December 31, 2009 and December 31, 2010, respectively)	—	—	—
Additional paid-in capital	2,381,377	2,285,611	346,305
Accumulated other comprehensive loss	(78,309)	(95,148)	(14,417)
Accumulated deficit	(590,582)	(726,705)	(110,106)

Total shareholders’ equity	1,712,486	1,463,758	221,782

Total liabilities and shareholders’ equity	1,722,137	1,475,293	223,529

Statements of Cash flows

	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net loss	(751,002)	(135,275)	(59,171)	(8,965)
Adjustments to reconcile net loss to net cash provided by used in operating activities:
Equity in loss of subsidiaries and variable interest entity	752,842	111,956	48,345	7,325
Change in operating assets and liabilities:
Prepayments and other current assets	1,422	(616)	(6,271)	(950)
Tax payable	1,704	(1,704)	—	—
Amount due from related parties	—	—	(390)	(59)
Accrued expenses and other liabilities	(833)	9,651	1,883	285

Net cash provided by (used in) operating activities	4,133	(15,988)	(15,604)	(2,364)

Cash flows from investing activities:
Investment in subsidiaries and variable interest entities	(230,918)	(737,525)	(38,852)	(5,888)

Net cash used in investing activities	(230,918)	(737,525)	(38,852)	(5,888)

Cash flows from financing activities:
Repurchase of ordinary shares	(7,252)	(1,976)	—	—

Net cash used in financing activities	(7,252)	(1,976)	—	—

Effect of exchange rate changes on cash and cash equivalents	(63,764)	(87)	(16,838)	(2,551)

Net decrease in cash and cash equivalents	(297,801)	(755,576)	(71,294)	(10,803)
Cash and cash equivalents at the beginning of year	1,142,017	844,216	88,640	13,430

Cash and cash equivalents at the end of year	844,216	88,640	17,346	2,627

AGRIA CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
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

