Form 20-F
period 2011-06-30
AGRIA CORP
filed 2011-12-16
CIK 1413257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:               .

For the transition period from January 1, 2011 to June 30, 2011.

Commission file number: 001-33766

AGRIA CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

21/F Tower B, PingAn International Finance Center 1-3 Xinyuan South Road, Chaoyang District Beijing 100027 People’s Republic of China
(Address of principal executive offices)

John Layburn, Chief Financial Officer

Phone: +86 (10) 8438 1031

Email: john.layburn@agriacorp.com

21/F Tower B, PingAn International Finance Center,

1-3 Xinyuan South Road, Chaoyang District

Beijing 100027, People’s Republic of China

David Pasquale, Senior Vice President Phone: +1 914 337 1117 Email: david.pasquale@agriacorp.com Two Park Place Bronxville, New York 10708 United States of America
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares of par value $0.0000001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

110,766,600 ordinary shares, par value $0.0000001 per share, as of June 30, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

CONVENTIONS USED IN THIS TRANSITION REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this transition report on Form 20-F to:

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

•                                          “Guanli” refer to our consolidated affiliated entity, Shenzhen Guanli Agricultural Technology Co., Ltd., which is a limited liability company established in China;

•                                          “PGW” refer to PGG Wrightson Group, in which we hold 50.01% equity interest;

•                                          “China” or “PRC” refer to the People’s Republic of China, excluding, for purposes of this transition report, Taiwan, Hong Kong and Macau;

•                                          “shares” or “ordinary shares” refer to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•                                          “ADSs” refer to our American depositary shares, each of which represents two ordinary shares; and

•                                          “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “US$,” “dollars” and “US dollars” refer to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This transition report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts can be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the six months ended June 30, 2011 and any other future period to differ materially from those described in any forward-looking statements made by us:

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

You should thoroughly read this transition report and the documents that we refer to in this transition report with the understanding that our actual future results may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this transition report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s financial statements and the related notes included elsewhere in this report and in our annual report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission.

ITEM 5                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this transition report. This report contains forward-looking statements.  See “ — H. Safe Harbor.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements that involve risks and uncertainties. In evaluating our business, you should also carefully consider the information provided in this transition report.

On September 29, 2011, our Board of Directors authorized a change in our fiscal year end to June 30 from December 31 to align our reporting with that of PGW, our largest subsidiary. As a result of this change, this overview discusses business operations for the six month transition period ended June 30, 2011.

The accompanying unaudited consolidated financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the six months ended June 30, 2011. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the related notes for the period ended June 30, 2011 included elsewhere in this transition report in Form 20-F and with the Annual Report on Form 20-F for the year ended December 31, 2010.

A.                                   Operating Results

Results of Operations

The following table sets forth a summary of our condensed and consolidated financial statements representing key components of our results of operations for the periods indicated. The financial data for the six months ended June 30, 2011 reflect the operating results of the Company, in comparison with the six months ended June 30, 2010. Our consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

	For the Six Months Ended June 30, (unaudited)
	2010		2011
	RMB	%	RMB	$	%
	(in millions, except number of shares and per share data)
Consolidated Statements of Income and Comprehensive Income Data
Revenue	21.5	100.0%	1,026.2	158.8	100.0%
Cost of revenue	(12.7)	(58.9)	(761.4)	(117.8)	(74.2)
Gross profit	8.8	41.1	264.8	41.0	25.8
Operating expenses:
Selling, general and administrative expenses	(49.2)	(228.7)	(271.1)	(41.9)	(26.3)
Research and development expenses	(0.0)	(0.1)	(7.0)	(1.1)	(0.7)
Total operating expenses	(49.2)	(228.8)	(278.1)	(43.0)	(27.1)
Operating loss	(40.4)	(187.7)	(13.3)	(2.1)	(1.3)
Other income (expenses)
Interest income	6.5	30.1	14.1	2.2	1.4
Interest and financing expense	(1.7)	(7.8)	(22.3)	(3.5)	(2.2)
Exchange loss	(4.9)	(22.7)	(12.8)	(2.0)	(1.3)
Unrealized gain in investment	(65.1)	(302.6)	55.5	8.6	5.4
Other expense	(0.1)	(0.7)	(3.2)	(0.5)	(0.3)
Other income	1.9	9.0	2.3	0.3	0.2
Income (loss) from equity investments	(0.0)	(0.0)	10.2	1.6	1.0
Income (loss) before income tax	(103.8)	(482.4)	30.5	4.7	3.0
Income tax benefit (expense)	(0.1)	(0.6)	1.1	0.2	0.1
Income (loss) from continuing operation	(103.9)	(483.0)	31.6	4.9	3.1
Loss from discontinued operation	(1.3)	(6.1)	(2.9)	(0.5)	(0.3)
Net income (loss)	(105.2)	(489.2)	28.7	4.4	2.8
Net income attributable to the noncontrolling interest	—	—	(3.2)	(0.5)	(0.3)
Net income (loss) attributable to the Company	(105.2)	(489.2)	25.5	4.0	2.5

Revenue

Our revenue increased by 4,673.0% from RMB21.5 million in the six months ended June 30, 2010 to RMB1,026.2 million ($158.8 million) in the six months ended June 30, 2011, primarily due to our consolidation of PGW’s operating results upon the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Although we only consolidated revenue for the two month period from April 30, 2011, the date of closing of the investment, to June 30, 2011, our consolidation of PGW’s operating results led to a significant increase in our reported revenue.

In addition, our China seeds revenue increased both as a result of the growth of our existing edible corn seed business and the commencement of sales of field corn seeds.

Our historical China operating business, Taiyuan Primalights III Agriculture Development Co., Ltd. (P3A), a limited liability company established in China, was one of our consolidated affiliated entities until it was disposed of in July 2010 and is classified as a discontinued operation for the six months ended June 30, 2010. As a result, our revenue for that period has been recast to remove revenue from the P3A business.

The PGW Finance business, which formed part of the PGW business when the partial offer was completed, was disposed of in August 2011 and is classified as a discontinued operation in the six months ended June 30, 2011. As a result, our financial reporting for that period reflect the revenue and operating expense of the PGW Finance business as discontinued operations.

In the six months ended June 30, 2010, our revenue was all generated by our China seeds business. In the six months ended June 30, 2011, our revenue was generated by our (i) China seeds business; (ii) international seeds business, comprising the agritech business of PGW; and (iii) agriservices business, comprising the agriservices business of PGW.

The following table sets forth revenue in absolute terms and as percentages of our total revenues for each of our segments for each of periods indicated.

	For the Six Months Ended June 30,
	2010		2011
	Revenue	% of Total Revenue	Revenue	$	% of Total Revenue
	(in RMB millions)
China seeds	21.5	100.0%	60.9	9.5	5.9%
International seeds	—	—	353.0	54.6	34.4
Agriservices	—	—	612.3	94.7	59.7
Total	21.5	100.0	1,026.2	158.8	100.0

China Seed Revenue

We have generated revenue from the sale of edible corn seed products since we acquired Nong Ke Yu in September 2009. We have generated revenue from the sale of vegetable seed products since we acquired BeOK in January 2010. We have generated revenue from the sale of field corn seed products since Nong Ke Yu launched sales of field corn sales in January 2011.

The following table sets forth our seed sales revenue, in absolute amounts and as percentages of our total revenues, for each of the seed product categories for the periods indicated:

	For the Six Months Ended June 30,
	2010		2011
	Revenue	% of Total Revenue	Revenue	$	% of Total Revenue
	(Revenue in RMB millions and $ millions)
Edible corn seeds	21.3	99.1%	26.7	4.1	2.6%
Field corn seeds	—	—	34.1	5.3	3.3
Vegetable seeds	0.2	0.9	0.0	0.0	0.0
Total	21.5	100.0%	60.8	9.4	5.9%

Revenue from our China seed segment increased by 182.8% from RMB21.5 million in the six months ended June 30, 2010 to RMB60.8 million ($9.4 million) in the six months ended June 30, 2011, primarily due to increases in sales volume and average selling prices of our categories of seed products.

Revenue from our edible corn seeds business increased 25.3% from RMB21.3 million in the six months ended June 30, 2010 to RMB26.7 million ($4.1 million) in the six months ended June 30, 2011. This was driven by an increase in our sales volume and an increase in the average selling price in the respective six month periods. The increase in average selling price was primarily due to much of the growth in sales volume being to distributors from whom we are able to obtain more favorable pricing terms.

Revenue from our field corn seeds business started in January 2011 and totaled RMB34.1 million ($5.3 million) in the six months ended June 30, 2011. The revenue excludes sales made by Ganxin, our 49% owned investment, which predominantly produces and sells field corn seed and is accounted for as an equity investment.

Our vegetable seeds business remains immaterial to our overall results in the six months ended June 30, 2011 as they had been in the six months ended June 30, 2010, as our sales and production efforts in the China seeds market were focused on edible and field corn seeds, where we see greatest opportunity for growth of our business.

International Seeds Revenue

We have generated revenue from our international seeds business segment for the two month period from April 30, 2011, the date we completed our partial takeover offer by Agria Singapore for PGW, to June 30, 2011.

International seeds revenue comprises sales generated by the following categories: (i) seed and grain revenue generated by our sales of forage seeds, turf and grain; (ii) agrifeeds revenue generated by our sales of liquid animal feeds and other nutritional animal products, including molasses; and (iii) South America agritech revenue, comprising sales of the above products to developing seed markets in South America.

The following table sets forth our international seeds revenue, in absolute amounts and as percentages of our total revenue, for each of the above operating units for the six months ended June 30, 2011. We generated no revenue from our international seeds business in the six months ended June 30, 2010, as this was before the completion of our partial takeover offer for PGW.

	For the Six Months Ended June 30,
	2011
	Revenue	$	% of Total Revenue
	(in RMB millions)
Seed and grain	245.4	38.0	23.9%
Agrifeeds	25.3	3.9	2.5
South America agritech	82.3	12.7	8.0
Total	353.0	54.6	34.4

Agriservices Revenue

We have generated revenue from our agriservices business segment for the two month period from April 30, 2011, the date we completed our partial takeover offer of PGW, to June 30, 2011.

Agriservices revenue comprises sales generated in the following categories: (i) merchandising revenue generated by our rural supplies and fruitfed retail activities via our chain of retail stores in New Zealand; (ii) livestock revenue generated by our rural livestock trading and livestock export activities; and (iii) other agriservices revenue generated by our activities in insurance, real estate, irrigation and pumping, wool, training and consulting, as well as our activities supplying products and services to the Uruguayan rural services industry.

The following table sets forth our agriservices revenue, in absolute amounts and as percentages of our total revenue, for each of the above categories of sales for the six months ended June 30, 2011. We generated no revenue from agriservices in the six months ended June 30, 2010 as this was before the completion of our partial takeover offer for PGW.

	For the Six Months Ended June 30,
	2011
	Revenue	$	% of Total Revenues
	(in RMB millions)
Merchandising	314.8	48.7	30.7%
Livestock	132.6	20.5	12.9
Other agriservices	164.9	25.5	16.1
Total	612.3	94.7	59.7

Cost of Revenue and Gross Profit

Total cost of revenue increased by 5,895.3% from RMB12.7 million in the six months ended June 30, 2010 to RMB761.4 million ($117.8 million) in the six months ended June 30, 2011.  Total gross profit increased by 2,909.1% from RMB8.8 million in the six months ended June 30, 2010 to RMB264.8 million ($41.0 million) in the six months ended June 30, 2011.  Our gross margin decreased from 41.1% in the six months ended June 30, 2010 to 25.8% in the six months ended June 30, 2011.

The increases in cost of revenue and gross profit were primarily due to our consolidation of the operating results of PGW, following the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Although we only consolidated PGW’s operating results for the period for the two month period from April 30, 2011, the date of closing of the investment, to June 30, 2011, our consolidation of PGW’s operating results led to a significant increase in our reported cost of revenue and gross margin.

In addition, gross profit for our China seeds business increased both through the growth of our existing edible corn seeds business and through the commencement of sales of field corn seeds.

Our historical China operating business, P3A, was disposed of in July 2010 and is classified as a discontinued operation in the six months ended June 30, 2010. As a result, our cost of revenue for that period has been recast to remove cost of revenue from the P3A business.

In the six months ended June 30, 2010, our cost of revenue was all attributable to our China seeds business. In the six months ended June 30, 2011, our cost of revenue was attributable to: (i) our China seeds business; (ii) our international seeds business comprising the agritech business of PGW; (iii) our agriservices business comprising the agriservices business of PGW.

China Seeds

Our cost of revenue for our China seeds segment primarily consists of the costs that we pay to companies to whom we outsource production of our seed products, depreciation of buildings and equipment and direct labor costs. At the beginning of each growing season, we provide parent seeds to production companies to grow for us under contractual arrangements, which detail the area of land, standard yield and quality requirements. We also provide advances to the production companies for their rental of land, payments to farmers, purchase of fertilizer and other production materials. At the end of the growing season, we take delivery of the seeds and undertake various sorting, selecting, coating and packaging processes to produce our finished goods.

The following table sets forth the cost of revenue, gross profit and gross margin for each of the seed product categories periods indicated.

	For the six months ended June 30,
	2010			2011
	Cost of Revenue	Gross Profit	Gross Margin	Cost of Revenue	Cost of Revenue	Gross Profit	Gross Profit	Gross Margin
	(RMB’000)	(RMB’000)	(%)	(RMB’000)	(USD’000)	(RMB’000)	(USD’000)	(%)

Edible Corn Seeds	12.6	8.7	40.8	12.1	1.9	14.7	2.3	54.7
Field Corn Seeds	—	—	—	21.6	3.3	12.4	1.9	36.7
Vegetable Seeds	0.1	0.1	50	0.0	0.0	0.0	0.0	0
Total	12.7	8.8	40.9	33.7	5.2	27.1	4.2	44.6

Cost of revenue for our China seed segment increased by 165.4% from RMB12.7 million in the six months ended June 30, 2010 to RMB33.7 million ($5.2 million) in the six months ended June 30, 2011. Gross profit of our China seed segment increased by 208.0% from RMB8.8 million in the six months ended June 30, 2010 to RMB27.1 million ($4.2 million) in the six months ended June 30, 2011. Our gross margin for our China seed segment sales improved from 40.9% in the six months ended June 30, 2010 to 44.6% in the six months ended June 30, 2011. The cost of revenue and gross profit of the segment were influenced by the cost of revenue and gross profits of each of our categories of seed products.

Cost of revenues for our edible corn seeds business decreased by 4.0% from RMB12.6 million in the six months ended June 30, 2010 to RMB12.1 million ($1.9 million) in the six months ended June 30, 2011. This was primarily due to our negotiation of preferential terms with the companies to whom we outsource seed production leveraged from higher order volume and occurred in spite of higher revenues for this business. As a result, our gross margin for our edible corn seed sales improved from 40.8% in the six months ended June 30, 2010 to 54.7% in the six months ended June 30, 2011.

Our field corn seeds business commenced in January 2011 and cost of revenue was RMB21.6 million ($3.3 million) in the six months ended June 30, 2011. Gross profit for field corn seeds was RMB12.4 million ($1.9 million) and gross margin was 36.7%.

The cost of revenue and gross profit of our vegetable seeds business remains immaterial to our overall results of operations in the six months ended June 30, 2011 as they had been in the six months ended June 30, 2010.

International seeds

We incurred cost of revenue in our international seeds business segment for the two month period from April 30, 2011, the date we completed our partial takeover offer for PGW, to June 30, 2011.

International seeds cost of revenue includes: (i) payments made to companies to whom we outsource production of our seed products; (ii) direct costs associated with the treatment, dressing and other value added activities we perform on our seed products prior to them being ready for sale; and (iii) the importation of molasses from Australia which are sold into the New Zealand dairy sector.

Cost of revenue of our international seeds segment was RMB263.8 million ($40.8 million) in the six months ended June 30, 2011. Gross profit for the segment was RMB89.3 million ($13.8 million) and the gross margin was 25.3%. We incurred no cost of revenue and earned no gross profit in our international seeds segment in the six months ended June 30, 2010, as this was before the completion of our partial takeover offer for PGW.

Agriservices

We incurred cost of revenue in our agriservices business segment for the two month period from April 30, 2011, the date we completed our partial takeover offer, to June 30, 2011.

Agriservices cost of revenue include: (i) payments to suppliers of agrichemicals, fertilizers and other farm inputs which are sold into the New Zealand agriculture sector through our merchandising store network; (ii) payments for livestock acquired for stock fattening programs and payments for livestock purchased for the purposes of live export; (iii) payments to suppliers of capital farm equipment, including irrigation systems which are sold through our various other business units.

Cost of revenue of our Agriservices segment was RMB463.9 million ($71.8 million) in the six months ended June 30, 2011. Gross profit for the segment was RMB148.4 million ($23.0 million) and gross margin was 24.2%. We incurred no cost of revenue and earned no gross profit in our agriservices in the six months ended June 30, 2010, as this was before the completion of our partial takeover offer for PGW.

Operating Expenses and Operating Loss

Selling, general and administrative expenses. Our selling, general and administrative expenses primarily consist of our expenses of compensation and benefits for administrative, sales finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities as well as advertising in magazines, promotion expenses and other marketing related expenses.

Selling, general and administration expenses were incurred by each of (i) our China seeds business; (ii) our international seeds business comprising the agritech business of PGW; (iii) our agriservices business comprising the agriservices business of PGW; and (iv) our regional corporate function, comprising the head office and corporate function of PGW and (v) our central corporate function.

Selling, general and administrative expenses increased from RMB49.2 million for the six months ended June 30, 2010 to RMB271.1 million ($41.9 million) for the six months ended June 30, 2011. This increase was primarily due to our consolidation of the results of PGW, following the completion of the partial offer by Agria Singapore for PGW in April 2011. Although we only consolidated the PGW for the period from closing of the investment to the reporting period end of June 30, 2011, our consolidation of PGW’s results led to a significant increase in our reported selling, general and administrative expenses.

The following table sets forth the selling, general and administrative costs in absolute terms and as percentages of our total revenues for each of our segments for each of periods indicated.

	For the Six Months Ended June 30,
	2010		2011
	SG&A	% of total revenues	SG&A (in RMB millions)	SG&A (in $ millions)	% of total revenues

China seeds	3.7	17.2%	7.0	1.1	0.7%
International seeds	—	—	57.0	8.8	5.6
Agriservices	—	—	127.1	19.6	12.4
Regional corporate	—	—	29.1	4.5	2.8
Central corporate	37.9	176.3%	50.8	7.8	5
Total	41.6	193.5	271.1	41.8	26.4

Our share-based compensation charge within general and administrative expenses decreased from RMB5.7 million for the six months ended June 30, 2010 to RMB3.7 million ($0.6 million) for the six months ended June 30, 2011. This decrease was due to: (i) the departure of a number of management members and cancellation of their options and (ii) the fair value of share option grants made in previous periods having been fully amortized, resulting in no further expenses being incurred in respect of those options.

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

Research and development increased from less than RMB100,000 for the six months ended June 30, 2010 to RMB7.0 million ($1.1 million) for the six months ended June 30, 2011. This increase was due to our consolidation of the results of PGW, following the completion of the partial offer by Agria Singapore for PGW in April 2011. Although we only consolidated the results of PGW for the period from closing of the investment to June 30, 2011, the fiscal year end of PGW, our consolidation of PGW’s results led to a significant increase in our reported selling, general and administrative expenses.

Share-based Compensation Expenses. Since we adopted our 2007 share incentive plan in July 2007, options to purchase a total of 10,022,200 ordinary shares were granted to our officers, directors and employees and remained outstanding as of June 30, 2011. We did not grant any options or other or equity incentives to any employee, director or consultant before July 2007.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 10,022,200 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008, December 5, 2008, October 13, 2009, May 21, 2010, June 1, 2010 and remained outstanding, total unrecognized compensation costs are estimated to be approximately RMB6.5 million ($1.0 million) as of June 30, 2011 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of two to four years from the respective grant dates.

Operating Profit (Loss)

As a result of the foregoing factors, our operating loss from operations improved from RMB40.4 million for the six months ended June 30, 2010 to RMB13.3 million ($2.1 million) for the six months ended June 30, 2011.

The following table sets forth the operating profits (loss) in absolute terms and as percentages of our total revenues for each of our segments for each of periods indicated.

	For the Six Months Ended June 30,
	2010		2011
	Operating profit (loss) (RMB millions)	% of Total Revenue	Operating profit (loss) (RMB millions)	Operating profit (loss) ($ millions)	% of Total Revenue

China seeds	5.1	23.7%	19.8	3.1	1.9
International seeds	—	—	25.6	4.0	2.6
Agriservices	—	—	21.3	3.3	2.1
Regional corporate	—	—	(26.2)	(4.1)	(2.6)
Central corporate	(37.9)	(176.3)	(50.8)	(7.8)	(5.0)
Total	(32.8)	(152.6)	(13.3)	(2.1)	(1.3)

Interest Income

Interest income for the six months ended June 30, 2011 comprised interest received on our bank deposits and interest charged by on overdue accounts owed to us. Our interest income was RMB14.1 million ($2.2 million) for the six months ended June 30, 2011, compared to RMB6.5 million for the six months ended June 30, 2010.

Interest and Financing Expenses

Our interest and financing expenses comprised the following: (i) interest and facility fees paid on our bank loans in China; (ii) interest and facility fees paid by PGW for the two month period from April 30, 2011, the date of closing of our partial takeover offer, until June 30, 2011 ; and (iii) interest paid on our acquisition debt facilities used to fund our partial takeover offer for PGW since the debt’s commitment in January 2011 and draw down in April 2011. Primarily due to our consolidation of PGW’s results and the costs of the acquisition debt, our interest expense and increased from RMB1.7 million for the six months ended June 30, 2010 to RMB22.3 million ($3.5 million) for the six months ended June 30, 2011.

Unrealized Gain (Loss) on Investments

The unrealized gain on investments of RMB55.5 million ($8.6 million) for the six months ended June 30, 2011 represented the difference between the fair value of our then 19% holding in the equity of PGW between January 1, 2011 and April 29, 2011, when we completed our partial offer for PGW.

The unrealized loss on investments of RMB65.1 million for the six months ended June 30, 2010 represented the difference between the fair value of our then 19% holding in the equity of PGW between January 1, 2010 and June 30, 2010.

Income (Loss) From Equity Investments

We recorded RMB10.2 million ($1.6 million) of profit from equity investments for the six months ended June 30, 2011, primarily attributable to our share of the net profits of Ganxin, our 49% owned field corn production company which we acquired in January 2010. This compared to a loss from equity investments of less than RMB100,000 for the six months ended June 30, 2010.

Income (Loss) Before Income Tax

As a result of the foregoing factors, our pre-tax income improved from a loss of RMB103.8 million for the six months ended June 30, 2010 to a profit of RMB30.5 million ($4.7 million) for the six months ended June 30, 2011.

Income Tax

Our income tax reversed from an expense of RMB100,000 for the six months ended June 30, 2010 to an income of RMB1.1 million ($0.2 million) for the six months ended June 30, 2011.

Income (Loss) From Continuing Operations

As a result of the foregoing factors, our income from continuing operations improved from a loss of RMB103.8 million for the six months ended June 30, 2010 to a profit of RMB31.6 million ($4.9 million) for the six months ended June 30, 2011.

Loss from Discontinued Operations

We recorded an RMB2.9 million ($0.5 million) loss from discontinued operations for the six months ended June 30, 2011. This is attributed to the loss incurred by PGW Finance, which was classified as a discontinued operation in the six months ended June 30, 2011 and was divested in August 2011.

We recorded an RMB1.3 million loss from discontinued operations for the six months ended June 30, 2010. This is attributed to the loss incurred by P3A, which was classified as a discontinued operation in the six months ended June 30, 2010 and was divested of in July 2010.

Net Income

As a result of the foregoing factors, our net income improved from a loss of RMB105.2 million for the six months ended June 30, 2010 to a profit of RMB28.7 million ($4.4 million) for the six months ended June 30, 2011.

Net Income Attributable to Noncontrolling Interests

Of the RMB28.7 million ($4.4 million) net income earned in the six months ended June 30, 2011, RMB3.2 million ($0.5 million) was attributable to noncontrolling interests. The noncontrolling interests primarily represent (i) non-PGW shareholders of subsidiaries of PGW; (ii) the 49.99% of PGW not owned by Agria Singapore; and (iii) the 19.19% of Agria Asia Investments not owned by Agria Group.

None of the RMB105.2 million net loss incurred in the six months ended June 30, 2010 was attributable to noncontrolling interests.

Net Income Attributable to the Company

As a result of the foregoing factors, our net income attributable to the Company improved from a loss of RMB105.2 million for the six months ended June 30, 2010 to a profit of RMB25.5 million ($4.0 million) for the six months ended June 30, 2011.

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

New Zealand Tax

New Zealand resident companies are subject to tax on their taxable income at the rate of 30%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable.

Australia Tax

Australian resident companies are taxable on their taxable income at the rate of 30%.  Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate.

Uruguayan Tax

Uruguayan businesses are taxed on taxable income sourced in Uruguay.  Capital gains derived by Uruguayan companies are taxed at the standard rate of corporate tax.  The corporate tax rate in Uruguay is 25%.  A capital duty at the rate of 1.5% is levied on the net worth of the entity.

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

Foreign Currency

The functional currency of Agria Corporation, Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Agria Asia Investment and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is New Zealand dollar. The functional currency of Agria China, Agria Brother and VIEs is RMB as determined based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. Our reporting currency is RMB.  Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate.  Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

On consolidation, the financial statements of the Group that use the United States dollar and New Zealand dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used.  Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

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

Property, Plant and Equipment, Intangible Assets and Other Assets (“Long-lived Assets”)

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5-40 years
Plant and machinery	5-10 years
Furniture and office equipment	5 years
Motor vehicles	5-6 years

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

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. No interest was capitalized for the six months ended June 30, 2011.

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

Business Combinations and Intangible Assets Including Goodwill

We account for business combinations using the purchase method of accounting and accordingly, we record assets and liabilities of the acquired entities at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In April 2011, we acquired a controlling interest in PGW, resulting in additional goodwill. In accordance with the provisions of ASC 350-20, Intangibles, Goodwill and Other, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. If the carrying value of the reporting unit to which goodwill is allocated is less than the reporting unit’s fair value, goodwill is considered to be impaired. A reporting unit’s fair value is determined based on its expected cash flows. The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value. Subsequent reversal of goodwill impairment loss is prohibited.

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

Through April 2011, in accordance with ASC 825-10 “Financial Instruments — overall” we elected to account for its PGW equity investee in which we exercise significant influence using fair value as determined by the investee’s quoted market price.  Accordingly, the investment was reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations. In April 2011, we acquired a controlling interest in PGW.  We account for our other equity investees under the equity method of accounting.  Accordingly, the investments are reflected at original cost and adjusted for the Company’s share of earnings or losses of the investees.  There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Impairment of Long-lived Assets

We evaluate our long-lived assets or asset group, including finite-lived intangibles and goodwill, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we will recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value based on discounted cash flows. There was no impairment identified as of June 30, 2011.

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

Through April 30, 2011 prior to acquiring a controlling interest in PGW, our equity interest in PGW was measured at fair value on a recurring basis within Level 1. We did not have any assets or liabilities measured on a recurring basis within Level 2 or Level 3.

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

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November of 2007, bank borrowings and loans from related parties. As of June 30, 2011, we had RMB93.8 million ($14.5 million) in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use. In addition, we had RMB 456.2 million ($70.6 million) of restricted cash which is pledged to a bank as guarantee for bank loans.

As of June 30, 2011 we had accounts receivable of RMB1,122.8 million ($173.7 million), inventories of RMB1,424.5 million ($220.4 million) and prepayments and other current assets of RMB132.6 million ($20.5 million). This represented increases over balances at June 30, 2010 of RMB1,122.6 million, RMB1,409.3 million and RMB124.8 million, respectively, and in each case were caused by our consolidation of PGW’s results since completing  our partial takeover offer in April 2011. In addition, we recorded current assets held for sale relating to PGW Finance, which was sold in August 2011 of RMB2,710 million ($419.3 million).

We can only receive cash payments from Guanli pursuant to our contractual arrangements with Guanli and its shareholders.

As of June 30, 2011, we had RMB485.9 million ($75.2 million) in outstanding short-term bank loans and borrowings and RMB1,229.0 million ($190.1 million) in outstanding long-term bank loans and borrowings.

As of June 30, 2011, short-term and long-term bank borrowing facilities included:

•                  A term debt facility denominated in New Zealand dollars of NZ$124.5 million (RMB666.4 million, $103.1 million) that matures on August 31, 2012 provided by a syndicate of three banks.

•                  A working capital facility denominated in New Zealand dollars of NZ$75.0 million (RMB401.4 million, $62.1 million) that matures on February 29, 2012 provided by a syndicate of three banks. As of June 30, 2011, this facility had an outstanding balance of NZ$11.0 million (RMB58.9 million, $9.1 million) and available balance of NZ$64.0 million (RMB342.6 million, $52.9 million).

•                  Overdraft and guarantee facilities denominated in New Zealand dollars of NZ$40.0 million (RMB214.1 million, $33.1 million) that is provided by a syndicate of three banks.

•                  Banking and overdraft facilities denominated in New Zealand dollars of NZ$25.0 million (RMB133.8 million, $20.7 million) relating to Wool Partners International Limited (WPI), a subsidiary of the Group. As at June 30, 2011 and during the period ending June 30, 2011 WPI was not in compliance with banking covenants imposed by the lending bank. Subsequent to June 30, 2011 we have agreed new facilities with the lending bank for this subsidiary effective from September 28, 2011.  The facilities are subject to separate reporting covenants with the first reporting period being December 31, 2011.

•                  Acquisition debt denominated in New Zealand dollars totaling NZ$63.0 million (RMB337.2 million, $52.2 million) that matures on October 31, 2012 with a mandatory repayment of NZ$27 million (RMB144.5 million, $22.4 million) on April 30, 2012 provided by a bank and Livestock Improvement Company.

•                  Loan facilities denominated in RMB of RMB62.0 million ($9.6 million) that matures on April 7, 2012 provided by one bank.

•                  Loan facilities denominated in US Dollars of US$57.2 million (RMB369.9 million) that mature between January 23, 2013 and April 19, 2013 provided by two banks.

The interest rates on the loans are set by reference to the base rates in each of China, US and New Zealand for RMB, US$ and NZ$ denominated loans, respectively, with a margin payable in the six month period ended June 30, 2011 of up to 4.50%.

We incurred capital expenditures of RMB18.3 million ($2.8 million) in the six months ended June 30, 2011. Our capital expenditures were made primarily to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and the proceeds from our 2008 capital raising.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30, (unaudited)
	2010	2011
	RMB	RMB	$
	(in millions)

Net cash provided by operating activities	2.4	64.7	10.0
Net cash used in investing activities	(255.1)	(687.5)	(106.4)
Net cash provided by financing activities	122.2	348.8	54.0
Effect of exchange rate changes on cash	(2.5)	9.4	1.5
Net decrease in cash and cash equivalents	(132.9)	(264.5)	(40.9)
Cash and cash equivalents at the beginning of the period	737.8	358.2	55.4
Cash and cash equivalents at the end of the year	604.9	93.8	14.5

Operating Activities

Net cash provided by operating activities in the six months ended June 30, 2011 was RMB64.7 million ($10.0 million), primarily as a result cash of changes in operating assets and liabilities caused by our consolidation of PGW. The increase in our inventories caused cash outflow of RMB50.0 million ($7.7 million) and the movements in our accounts receivable caused cash inflows of RMB305.0 million ($47.2 million).

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2011 was RMB687.5 million ($106.4 million) primarily as a result cash outflows (net of cash received) for our acquisitions of RMB695.5 million ($107.6 million).

Financing Activities

Net cash used in financing activities in the six months ended June 30, 2011 was RMB348.8 million ($54.0 million), primarily as a result raising finance for the acquisition of a controlling interest in PGW.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued authoritative guidance to allow entities to use a qualitative approach to test goodwill for impairment. This authoritative guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and earlier adoption is permitted.

In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity.

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

In December 2010, the FASB amended its existing guidance for goodwill and other intangible assets. This authoritative guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In December 2010, the FASB issued authoritative guidance on business combinations. This authoritative guidance requires a public entity that presents comparative financial statements to disclose the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the prior annual reporting period. In addition, this authoritative guidance expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This authoritative guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

C.                                    Research and Development, Patents and Licenses, etc.

We conduct research and development primarily in cooperation with our associate Zhongnong and with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by the international seeds business segment, including its turf division, is supported by a strong research base and commercializes new products through internal R&D, breeding and evaluation programs and joint venture research partnerships.

Our expenses incurred in connection with these activities were RMB7.0 million ($1.1 million) for the six months ended June 30, 2011.  Research and development expenses primarily consist of expenses related to development of our proprietary products, salaries and benefits of our research and development personnel, fees paid to our research partners, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel.

D.                                    Trend Information

For the fiscal year ending June 30, 2012, we expect our average monthly revenues to be materially higher than the average monthly revenues in the six months ended June 30, 2011. This is primarily due to our consolidation of the results of PGW, following the completion of the partial offer by Agria Singapore for PGW in April 2011. In the six months ended June 30, 2011, we only consolidated the revenue for the period from closing of the investment to the year end.  However, we expect our consolidation of PGW’s results for a full fiscal year to lead to a significant increase in our reported revenue.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2011:

		Payment Due by June 30,
	Total	2012	2013	2014	2015	Thereafter
	RMB
	(in million)
Short-term and long term borrowings
Principal	1,714.9	485.9	1,229.0	—	—	—
Interest	106.4	89.9	16.5	—	—	—
Building, premises and equipment lease obligations	542.4	119.3	62.9	61.9	61.8	236.4
Purchase obligations	12.2	12.2	—	—	—	—
Commitment for investment in BioPacific Ventures	74.9	74.9	—	—	—	—
Commitment for purchase of land in Corson Grain	9.6	—	—	9.6	—	—
Investment into Zhongnong	28.0	28.0	—	—	—	—
Total	2,488.4	810.2	1,308.4	71.5	61.8	236.4

G.                                    Safe Harbor

This transition report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. These forward-looking statements include:

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

The accuracy of these forward-looking statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We would like to caution you not to place undue reliance on these statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ITEM 8.A.7                             FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended unaudited consolidated financial statements filed as part of this transition report.

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

ITEM 13               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of the securities holders remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-146785) filed by us in connection with our initial public offering of 17,150,000 ADSs, representing 34,300,000 ordinary shares. The registration statement was declared effective by the SEC on November 6, 2007.

We received net proceeds of approximately $184 million from our initial public offering and as of June 30, 2011, we used and expected to use the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan; approximately $2 million has been used to repay bank loans and approximately $157 million has been and is expected to be used to fund investments, including our acquisitions of businesses and research and development projects. As of June 30, 2011, approximately all the net offering proceeds from our initial public offering had been applied.

ITEM 15               CONTROLS AND PROCEDURES

(a)                                 Pursuant to Pursuant to applicable SEC rules for transition reports, we are not required under this Item 15 to disclose the conclusions or our principal executive officer and principal financial officers regarding the effectiveness of our disclosure control and procedures as of the period covered by the transition report.

(b)-(d)              Pursuant to applicable SEC rules for transition reports, we are not required under this Item 15 to provide a report of management on our internal control over financial reporting, an attestation report of our registered public accounting firm and to disclose any change in our internal control over financial reporting occurred during the period covered by this transition report.

ITEM 17               FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18               FINANCIAL STATEMENTS

The unaudited consolidated financial statements of Agria Corporation are included at the end of this transition report.

ITEM 19               EXHIBITS

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act

12.2*	CFO Certification Pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

AGRIA CORPORATION

	By:	/s/ Xie Tao
Name: Xie Tao
Title: Chief Executive Officer

Date: December 16, 2011

Agria Corporation

Consolidated Financial Statements

June 30, 2011 (Unaudited)

AGRIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As of June 30, 2011

	Note	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
		(RMB’000)	(US$,000)
ASSETS
Current assets:
Cash and cash equivalents		93,771	14,508
Restricted cash	12	456,250	70,589
Accounts receivable (net of allowance for doubtful accounts of RMB46,901 (US$7,256) at June 30, 2011)	7	1,122,810	173,716
Inventories	8	1,424,468	220,386
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB60 (US$9) at June 30, 2011)	9	132,585	20,513
Tax receivable		14,747	2,282
Short-term derivative assets		28,674	4,436
Assets held for sale		2,710,238	419,314
Amounts due from related parties	18	98,032	15,167
Total current assets		6,081,575	940,911

Non-current assets:
Property, plant and equipment, net	10	510,653	79,006
Investments under equity method	5	61,300	9,484
Intangible assets, net	11	398,465	61,648
Goodwill	4	838,928	129,795
Non-current prepayments	9	40,158	6,213
Deferred tax assets	16	44,795	6,930
Other long-term assets		61,066	9,447
Total non-current assets		1,955,365	302,523
Total assets		8,036,940	1,243,434

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	12	485,885	75,174
Income tax payable	16	2,535	392
Accounts payable		765,554	118,443
Accrued expenses and other liabilities	13	493,914	76,416
Short-term derivative liabilities		14,313	2,214
Amounts due to related parties	18	10,622	1,643
Liabilities classified as held for sale		2,233,054	345,487
Total current liabilities		4,005,877	619,769

Non-current liabilities:
Long-term bank borrowing	12	1,228,993	190,144
Long-term derivative liabilities		4,394	680
Other long-term liabilities		132,659	20,523
Total non-current liabilities		1,366,046	211,347
Total liabilities		5,371,923	831,116

Commitments and contingencies	21

Equity:
Company shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; and 110,766,600 shares issued and outstanding at June 30, 2011)	14	—	—
Additional paid-in capital		2,271,492	351,434
Statutory reserves	15	237	37
Accumulated other comprehensive loss		(121,746)	(18,837)
Accumulated deficit		(701,413)	(108,519)
Total Company shareholders’ equity		1,448,570	224,115
Noncontrolling interest		1,216,447	188,202
Total Equity		2,665,017	412,318
Total liabilities and shareholders’ equity		8,036,940	1,243,434

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the 6 months ended June 30, 2011

	Note	Six months ended June 30, 2011 (Unaudited)	Six months ended June 30, 2011 (Unaudited)
		(RMB’000)	(US$’000)

Revenue		1,026,168	158,764
Cost of revenue		(761,366)	(117,795)
Gross profit		264,802	40,969

Operating expenses:
Selling, general and administrative expenses		(271,112)	(41,945)
Research and development expenses		(7,033)	(1,088)
Total operating expenses		(278,145)	(43,033)
Operating loss		(13,343)	(2,064)

Other income (expense)
Interest income		14,123	2,185
Interest and financing expenses		(22,316)	(3,453)
Exchange loss		(12,834)	(1,986)
Unrealized gain in investment	3, 23	55,542	8,593
Other expense		(3,162)	(489)
Other income	9	2,251	348
Income from equity investments		10,232	1,583
Income before income tax		30,493	4,718
Income tax benefit	16	1,074	166
Income from continuing operations		31,567	4,884
Loss from discontinued operations	6	(2,852)	(441)
Net Income		28,715	4,443
Net income attributable to the noncontrolling interest		(3,185)	(493)
Net income attributable to the Company		25,530	3,950

Earnings per ordinary share — basic and diluted:
Income per share from continuing operations attributable to Company’s common shareholders	17	0.24	0.04

Loss per share from discontinued operations attributable to Company’s common shareholders	17	(0.01)	*

Net income per share attributable to Company’s common shareholders	17	0.23	0.04

Weighted average number of ordinary shares outstanding — basic and diluted		110,766,600	110,766,600

Amounts attributable to Company’s common shareholders
Income from continuing operations, net of tax		26,682	4,128
Discontinued operations, net of tax		(1,152)	(178)
Net income		25,530	3,950

* Less than (.01) per share.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the 6 months ended June 30, 2011

	Six months ended June 30, 2011 (Unaudited)	Six months ended June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Cash flows from operating activities:
Net income	28,715	4,443
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange gain	(19,684)	(3,045)
Income from equity investments	(10,232)	(1,583)
Deferred income tax	18,755	2,902
Unrealized gain on investment	(55,542)	(8,593)
Share-based compensation and other non-cash operating items	2,834	439
Depreciation and amortization	18,564	2,872
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	305,001	47,188
Inventories	(49,989)	(7,734)
Amounts due from related parties	(18,327)	(2,835)
Other assets	11,645	1,802
Accounts payable and other current liabilities	(135,553)	(20,972)
Amounts due to related parties	(32,221)	(4,985)
Long-term liabilities	(18,029)	(2,789)
Other operating assets and liabilities	18,797	2,908
Net cash provided by operating activities	64,734	10,018

Cash flows from investing activities:
Payment for investment in associates	(4,900)	(758)
Business acquisitions (net of cash received) (Note 4)	(695,539)	(107,610)
Acquisition of property, plant and equipment, intangible assets and other assets	(18,261)	(2,825)
Proceeds from disposal of property, plant and equipment and other assets	31,225	4,831
Net cash used in investing activities	(687,475)	(106,362)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the 6 months ended June 30, 2011

	Six months ended June 30, 2011 (Unaudited)	Six months ended June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Cash flows from financing activities:
Proceeds from borrowings	884,848	136,899
Repayment of borrowings	(327,347)	(50,645)
Proceeds from share issue of Agria Asia	129,432	20,025
Cash pledged for short-term borrowings	(320,249)	(49,547)
Payment of share issue related expense	(17,829)	(2,758)
Net cash provided by financing activities	348,855	53,974

Effect of exchange rate changes on cash and cash equivalents	9,429	1,455

Net decrease in cash and cash equivalents	(264,457)	(40,915)
Cash and cash equivalents at the beginning of period	358,228	55,423
Cash and cash equivalents at the end of period	93,771	14,508

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	10,866	1,681
Cash paid during the period for income taxes	687	106

The Company acquired a controlling interest in PGW for cash of RMB734,356 (US$113,616). The assets acquired and liabilities assumed are described in Note 4.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

For the 6 months ended June 30, 2011

	Agria Corporation Equity
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings (deficit)	Noncontrolling Inerest	Total Shareholders’ Equity
		(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance as of December 31, 2010	110,766,600	—	2,285,611	237	(95,147)	(726,943)		1,463,758
Comprehensive income:
Net income						25,530	3,185	28,715
Foreign currency translation adjustments					(19,726)			(19,726)
Total comprehensive income								8,989
Subsidiary Equity transactions
Share issue related cost			(17,828)				207,836	190,008)
Share based compensation			3,709					3,709
Noncontrolling interest and accumulated other comprehensive loss through acquisition of PGW					(6,873)		1,005,426	998,553

Balance as of June 30, 2011	110,766,600		2,271,492	237	(121,746)	(701,413)	1,216,447	2,665,017

Balance as of June 30, 2011, in US$			351,433	37	(18,837)	(108,519)	188,202	412,318

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

1.                  Corporation Information and Basis of Presentation

On September 29, 2011, our Board of Directors authorized a change in our fiscal year end to June 30 from December 31. These financial statements presented herein are for the 6 month transition period ended June 30, 2011. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and are unaudited. The accompanying unaudited consolidated financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the six months ended June 30, 2011.  These financial statements should be read in conjunction with the Limited Transition Report in Form 20-F, as well as the company’s audited financial statements and Annual Report on Form 20-F for the year ended December 31, 2010.

Agria Corporation (the “Company” or “Agria”) conducts operations in China and internationally through its subsidiaries and variable interest entities (VIEs) (collectively the “Group”). Within China, the Group is primarily involved in the research and development, production and sale of agricultural seed products. The international operations of the Group are undertaken through PGG Wrightson Group Ltd (“PGG Wrightson” or “PGW”). The Company does not conduct any substantive operations of its own in the PRC and conducts its primary business operations in the PRC through VIEs. PRC Laws and regulations prohibit or restrict foreign ownership of research and development, production and sale of hybrid food crop businesses. To comply with these foreign ownership restrictions, the Group operates its research and development, production and sale of upstream agricultural productions in the PRC through its VIEs.

In November 2008, Shenzhen Guanli Agricultural Technology Co., Ltd. (“Guanli”) was set up using contractual agreements substantially consistent with those described above such that Agria Brother Biotech (Shenzhen) Co., Ltd. (“Agria Brother”) effectively controlled Guanli.  As of June 30, 2011, the 100% legal interest in Guanli is held by two PRC individuals.

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

On September 30, 2009, Guanli acquired from a third party, a 100% equity interest in Beijing NKY Seeding Development Co., Ltd (“NKY”).

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

1.                  Corporation Information and Basis of Presentation (continued)

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

The Group formed Southrich Limited, a wholly-owned subsidiary of Agria Group Limited, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010.  Agria (Singapore) Pte. Ltd., or Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia Investments Limited.  In January 2011, Agria Singapore made an offer to the shareholders of PGW to acquire an additional 31% of the shares in PGW at the offer price of NZ$0.60 per share.  On April 29, 2011, the Group completed this acquisition and increased its shareholding of PGW to 50.01% (Notes 3 and 4). In April 2011, New Hope International (Hong Kong) Limited invested US$20 million in the equity of Agria Asia Investments, upon which the Group’s equity interest in Agria Asia Investments was 88.05%. In April 2011, the Group also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia Investments to Ngai Tahu Holdings for approximately US$12 million.  This sale became unconditional when the shareholders of PGW approved the transaction in June 2011, and these amount were received subsequently. Upon the completion of this sale, the Group’s equity interest in Agria Asia Investments became 80.81%.

In March 2011, Wuwei Ganxin Seeds Co., Ltd. increased its registered capital from RMB20 million to RMB30 million pursuant to new regulations. Accordingly, the Company increased its investment in Ganxin by RMB4.9 million (US$0.7 million) to maintain the Company’s 49% equity interest.

In March 2011, Beiao established a new subsidiary, named Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, PRC. The initial investment is RMB1.11 million. This new company began operations in a seeds business in Shanxi, PRC.

As of June 30, 2011, the Company’s subsidiaries consisted of the following entities:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

1.                  Corporation Information and Basis of Presentation (continued)

Name	Place of incorporation

Agria China	PRC
Agria Group Ltd	BVI
China Victory	Hong Kong
Agria Brother	PRC
Agria Biotech Overseas Ltd (“Agria Overseas”)	Hong Kong
Southrich Limited (“Agria Asia Investment Ltd.”)	BVI

Agria (Singapore) Pte. Ltd (“Agria Singapore”)	BVI

Agria Corporation (New Zealand) Ltd (“Agria New Zealand”)	New Zealand
PGG Wrightson Limited (“PGW”)	New Zealand
Agriculture New Zealand Limited	New Zealand
Agri-Feeds Limited	New Zealand
AgriTech South America Limited (formerly PGG Wrightson Investments Limited)	New Zealand
Grasslands Innovation Limited	New Zealand
PGG Wrightson Consortia Research Limited	New Zealand
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand
PGG Wrightson Finance Limited	New Zealand
PGG Wrightson Real Estate Limited	New Zealand
PGG Wrightson Seeds Limited	New Zealand
PGG Wrightson Trustee Limited	New Zealand
PGW Corporate Trustee Limited	New Zealand
Wool Partners International Limited (Renamed PGG Wrightson Wool 1 July 2011)	New Zealand
PGG Wrightson Funds Management Limited	New Zealand
Agricom Limited	New Zealand
PGG Wrightson Genomics Limited	New Zealand
Wrightson Seeds Limited	New Zealand
PGG Seeds Australia Pty Limited	Australia
PGG Wrightson Real Estate Australia Pty Limited	Australia
PGG Wrightson Seeds (Australia) Pty Limited	Australia
AusWest Seeds Pty Limited	Australia

Stephen Pasture Seeds Pty Limited	Australia
Juzay S.A.	Uruguay
Wrightson Pas S.A. Limited	Uruguay
PGG Wrightson Uruguay Limited	Uruguay
Hunker S.A. (t/a Rural Centre)	Uruguay
Lanelle S.A. (t/a Riegoriental)	Uruguay
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay
Idogal S.A. (t/a Veterinaria Lasplaces)	Uruguay
Agrosan S.A.	Uruguay
Alfalfares S.R.L.	Argentina
NZ Ruralco Participacoes Ltda	Brazil

As of June 30, 2011, the Company consolidates the following VIEs and their consolidated subsidiaries which comprised substantially all of the Group’s operations:

Name	Place of incorporation

Guanli	PRC
Agria NKY Seeds Co., Ltd. (Formerly NKY Seeds International Co., Ltd.)*	PRC
Agria Asia International Ltd (“Agria Asia”) *	Hong Kong
Agria Agricultural	PRC
Zhongyuan	PRC
Agria Hong Kong Ltd (“Agria Hong Kong”) **	Hong Kong

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

1.                  Corporation Information and Basis of Presentation (continued)

Tianjin Beiao Seed Technology Development Co Ltd	PRC
Wuwei NKY Seeds Co., Ltd.	PRC
Shanxi Jufeng Seeds Co Ltd	PRC

*                      Agria Asia and NKY are 100% owned by Guanli

**               Agria Hong Kong is 100% owned by Zhongyuan

The carrying amount of the total assets and total liabilities of VIEs as of June 30, 2011 were RMB227.8 million (US$ 35.2 million), and RMB 60.9 million (US$ 9.4 million) respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. The amount of the net assets of VIEs as of June 30, 2011 was RMB 167 million (US$ 25.8 million). In addition, the Group has not provided any financial or other support that it was not previously contractually required to provide during the period presented to VIEs.

2.                  Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company, Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Agria Asia Investment and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is New Zealand dollar. The functional currency of Agria China, Agria Brother and VIEs is RMB as determined based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. The reporting currency of the Company is RMB.  Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate.  Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

On consolidation, the financial statements of the Group that use the United States dollar and New Zealand dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used.  Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB 6.4635 on June 30, 2011 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

2.                  Summary of Significant Accounting Policies (continued)

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	5-40 years
Plant and machinery	5-10 years
Furniture and office equipment	5 years
Motor vehicles	5-6 years

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

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. No interest was capitalized for the period ended June 30, 2011.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

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

Software

Software consists of computer software purchased from third-party developers for internal use with an estimated useful life of 3 to 10 years.

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

Through April 2011, in accordance with ASC 825-10 “Financial Instruments — overall” the Company elected to account for its PGW equity investee in which the Company exercises significant influence using fair value as determined by the investee’s quoted market price (Note 3, 23).  Accordingly, the investment was reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations.  As described in Note 4, in April 2011, the Company acquired a controlling interest in PGW.  The Company accounts for its other equity investees under the equity method of accounting.  Accordingly, the investments are reflected at original cost and adjusted for the Company’s share of earnings or losses of the investees.  There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In April 2011, the Company acquired a controlling interest in PGW, resulting in additional goodwill (Note 4). In accordance with the provisions of ASC 350-20, Intangibles, Goodwill and Other goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.  If the carrying value of the reporting unit to which goodwill is allocated is less than the reporting unit’s fair value, goodwill is considered to be impaired.  A reporting unit’s fair value is determined based on its expected cash flows.  The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value.  Subsequent reversal of goodwill impairment loss is prohibited.  Goodwill has been assigned to NKY, a component of the Company’s corn seeds operating segment, and Beiao, a component of the Company’s vegetable seeds operating segment, for purposes of impairment testing and PGW, a newly acquired company engaged in rural services in New Zealand.

Revenue Recognition

The Group’s primary business activity is to produce and sell seeds. The Company records revenue when the criteria of ASC 605-10 “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

2.      Summary of Significant Accounting Policies (continued)

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

The revenue on work-in-progress of irrigation contracts is recognised when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognise in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognised as soon as it is foreseen.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

2.                  Summary of Significant Accounting Policies (continued)

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

Share-based compensation and other benefit plans for PGW were not significant to the June 30, 2011 operating results and financial position.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

2.      Summary of Significant Accounting Policies (continued)

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

Segment Reporting

In 2009 through June 2010, the Company operated in corn seed, sheep products and seedlings segments. In July 2010, the Company disposed of its sheep products and seedlings business segments. From December 30, 2010 to April 30, 2011, the Company operated and managed its business only in the China seeds business segment. Beginning with the acquisition of PGW at end of April 2011, the Company now operates in China seeds, International seeds and Agriservices segments (Note 22).  The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. In 2009 and 2010, the Company generated substantially all of its revenues from customers in the PRC. Beginning in May 2011, with the acquisition of PGW, the Company generated revenues from customers in the PRC, New Zealand, Australia, South America and United Kingdom. Geographical information is presented in note 22.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standard Board (“FASB”) issued authoritative guidance to allow entities to use a qualitative approach to test goodwill for impairment. This authoritative guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and earlier adoption is permitted.

In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Fair Value Measurement and Disclosure Requirements. Accounting Standards Update (ASU) No. 2011-04 amends FASB Codification Topic 820 on fair value measurements and disclosures to (1) clarify the board’s intent in respect of existing measurement guidance, (2) revise certain measurement guidance that changes or modifies a principle, and (3) add disclosure requirements concerning the measurement uncertainty of level 3 measurements. For public entities, the amendments to FASB ASC 820 made by ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011, with early application not permitted.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

2.                  Summary of Significant Accounting Policies (continued)

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

In December 2010, the FASB amended its existing guidance for goodwill and other intangible assets. This authoritative guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In December 2010, the FASB issued authoritative guidance on business combinations. This authoritative guidance requires a public entity that presents comparative financial statements to disclose the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the prior annual reporting period. In addition, this authoritative guidance expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This authoritative guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of June 30, 2011, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

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

Except for PGW, substantially all of the Company’s other businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies.  All foreign exchange transactions continue to take

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

2.                  Summary of Significant Accounting Policies (continued)

place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible. It is difficult to predict the effect of this change to the foreign exchange rate of the RMB in the future.

3.                  Investment in PGW

On October 16, 2009, the Company and PGW entered into an agreement to jointly work to create value for both companies through the advancement of agricultural technology and the development of new markets.

In October 2009, the Company invested in PGW through the placement of 41.1 million newly- issued shares representing 11.52% of PGW’s share capital, at NZD$0.88 per share, at a value of NZ$36.2 million (US$25.3 million).

In November 2009, together with all existing shareholders of PGW (on a pro rata basis), the Company subscribed for an additional 46.2 million shares at an aggregate price of NZ$20.8 million (US$14.6 million) without changes in the percentage of shareholding before and after the subscription.

On December 23, 2009, one of the existing shareholders of PGW sold the Group 56.8 million of PGW’s share rights at NZ$0.025 per share right. The Company exercised these rights and subscribed for 56.8 million shares at an aggregate consideration of NZ$27.0 million (US$18.9 million). Upon the completion of the acquisition, the Group held an equity interest of 19.01% in PGW which enable it to have 2 directors on PGW’s board.  Accordingly, the Group determined that its representation on the board of directors of this investee enables it to apply significant influence over PGW.

Through the date of the April 2011 PGW acquisition (Note 4), the Company elected to apply the fair value option for its equity investment in PGW, which otherwise would be accounted for using equity method accounting, because it believes a readily determinable fair value based on the investee’s quoted market price provides investors with the most relevant and reliable information in assessing its value.  The Group recognized the increase in fair value, which amounted to RMB55,542,000  (US$8,593,000), between December 31, 2010 and April 30, 2011 in the consolidated statements of operations.

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

Interest

Interest payable under the convertible redeemable notes is:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

3.                  Investment in PGW (continued)

•              For the period from January 15, 2010 to December 31, 2011, 8.0% per annum on the principal amount of the notes;

•              For the period from January 1, 2012 to December 31, 2013, the two-year swap rate quoted by Reuters  on December 31, 2011 plus a margin of 5.5%; and

•              For subsequent two-year periods commencing on January 1, 2014, January 1, 2016 and thereafter, the two-year swap rate quoted by Reuters at the start of the relevant two-year period plus a margin of 6.5%.

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

Conversion and Redemption

Unless otherwise agreed by PGG Wrightson and the Company, PGG Wrightson may elect at its sole discretion to convert or redeem the notes at any time following 18 months after January 15, 2010.

In the event that PGG Wrightson elects to convert the notes into its ordinary shares, each note will be converted into 2.1 ordinary shares of PGG Wrightson, subject to PGG Wrightson’s shareholder approval.

In the event that PGG Wrightson elects to redeem the notes, the Company may choose whether the notes will be redeemed in cash or exchanged into ordinary shares of PGG Wrightson Finance, a wholly owned subsidiary of PGG Wrightson, which exchange is subject to PGG Wrightson’s shareholder approval.

If the notes are redeemed in cash, PGG Wrightson will pay the Company  102% of the principal amount of the notes if the redemption takes place on or before December 31, 2011, or 104%, with each subsequent two-year period cash redemption amount accreting at an additional 2%, if the redemption takes place during the two-year period after December 31, 2011.

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

In the event that shareholder approval, or any other regulatory or other approval or consent required by either PGG Wrightson or the Company in order to effect the exchange of PGG Wrightson Finance ordinary shares, cannot be obtained, the Company will have the option to have PGG Wrightson redeem the notes in cash at the abovementioned cash redemption amount, or have PGG Wrightson pay the Company in cash the cash equivalent value of the ordinary shares of PGG Wrightson Finance sought to be transferred to the Company under the exchange arrangement.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

3.                  Investment in PGW (continued)

In April 2011, the Company acquired a controlling interest in PGW. Therefore, from the date of acquisition, the convertible redeemable notes have been eliminated on consolidation.

4.                  Business Acquisitions

Acquisition of controlling interest in PGW in April 2011:

In April 2011, Agria Singapore purchased an additional 234,963,938 shares of PGG Wrightson (PGW) at the offer price of NZ$0.60 (US$0.46) per share to bring its total shareholding in PGG Wrightston from 19.01% to 50.01%. The acquisition has been accounted for as a business acquisition in accordance with ASC 805, “Business Combinations”. The results of PGG Wrightson’s operations have been included in the consolidated financial statements since its acquisition date. We previously accounted for our 19.01% interest in PGW as an equity method investment.

The aggregate purchase consideration is comprised of the following:

	(RMB’000)	(US$’000)
	(Unaudited)	(Unaudited)
Cash consideration transferred	734,356	113,616
Fair value of the Noncontrolling Interest	967,152	149,633
Fair value of previously held equity interest	450,385	69,681
Total consideration	2,151,893	332,930

As the result of obtaining control over PGW, our previously held 19.01% interest was remeasured to fair value at acquisition date, resulting in a gain of RMB55.5 million (US$8.6 million). This has been recognized in unrealized gain from investment in the consolidated statements of operations.

The following table summarizes the fair values of the assets acquired and liabilities assumed as at the date of acquisition. This table represents the initial accounting for the acquisition. These provisional amounts may be adjusted in the measurement period (that will not exceed one year from the acquisition).

	As at April 30, 2011
	(RMB’000)	(US$’000)
	(Unaudited)	(Unaudited)
Cash	38,817	6,006
Accounts receivable	1,421,690	219,957
Inventory	1,292,895	200,030
Other current assets	167,311	25,886
Property and equipment	468,266	72,448
Investment in equity accounted associates & other investment	73,673	11,398
Other non-current assets	75,308	11,651
Goodwill	828,793	128,227
Accounts payable	(850,887)	(131,645)
Short-term borrowings	(337,983)	(52,291)
Other current liabilities	(450,285)	(69,667)
Long-term borrowings	(754,836)	(116,784)
Other long-term liabilities	(154,367)	(23,883)
Net assets held for sale	481,206	74,450
Deferred tax assets	61,287	9,482
Income tax payable	(23,571)	(3,647)
Noncontrolling interest	(10,259)	(1,587)
Convertible Redeemable Note and accrued interest	(175,165)	(27,101)
Purchase consideration	2,151,893	332,930

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

4.                  Business Acquisitions (continued)

The goodwill recognized represents expected synergies and incremental growth that we anticipate accruing both in PGW and across the rest of the Group. We expect this to be achieved by the Group management providing PGW with expertise on capitalizing on opportunities in the China market and by PGW providing the rest of the Group with expertise on leading international agriculture practices and techniques.

Pro forma (unaudited)

The following summarized unaudited pro forma results of operations, which are inclusive of Continuing and Discontinued Operations, for the year ended December 31, 2010 and the 6 month ended June 30, 2010, have been prepared assuming that the acquisition of PGW had occurred on January 1, 2009. These pro forma results have been prepared for comparative purposes only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2010.

	For the year
	Ended December 31, 2010	For 6 months Ended June 30, 2011	For 6 months Ended June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	USD’000

Pro forma revenues	6,256,583	3,551,666	549,496
Pro forma net loss	(57,110)	(94,701)	(14,652)
Pro forma net loss per ordinary share-basic & diluted	(0.46)	(0.80)	(0.12)

5.                  Investments Under Equity Method

Details of the Group’s equity method investees at June 30, 2011 are as follows:

Name of investee	Proportion of ownership interest	June 30, 2011 (Unaudited) (RMB’000)	June 30, 2011 (Unaudited) (US$’000)

Wuwei Ganxin Seeds Co., Ltd.	49.0%	53,679	8,305
Beijing Zhongnong Seed Industry Co., Ltd.	18.9%	6,720	1,040
Other, owned by PGW		901	139

		61,300	9,484

6.                  Disposition and Discontinued Operations

At the time of the acquisition of PGW, PGW was in the process of selling PGG Wrightson Finance Limited (PWF), its financing operations. Therefore, this business operation was recorded as “held for sale” at the date of PGW acquisition.

In June 2011, PGW entered into a conditional share sale agreement with Heartland New Zealand Limited to sell its finance subsidiary PGG Wrightson Finance Limited (PWF) to Heartland’s wholly-owned subsidiary Heartland Building Society (Heartland). The purchase price is to be an amount equal to the adjusted net tangible assets of PWF as at the completion date of the transaction, being August 31, 2011.

Loss attributable to the discontinued operation was as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

6.                  Disposition and Discontinued Operations (continued)

Results of discontinued operations	From April 30, 2011 (acquisition date) to June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)
Revenue from discontinued operations	30,676	4,746
Pretax loss	(135)	(21)
Loss from discontinued operations	(2,852)	(441)

Assets held for sale

Assets of PWF specified in the share sale agreement, have been classified as held for sale. Certain loans with a carrying value of approximately RMB 322.7 million (US$49.9 million) are excluded from the sale and are to be transferred to a wholly owned PGW special purpose vehicle, which will be utilized to realize or refinance these facilities over the short to medium term. Accordingly, PGW has also classified these assets as held for sale. PGW currently has three properties classed as held for sale. The properties are on the market and are held at market value (approximately RMB3.2 million (US$0.5 million)).

The assets and liabilities classified as held for sale as of June 30, 2011 are comprised of the following:

	June 30 2011 (Unaudited)	June 30 2011 (Unaudited)
	(RMB’000)	(US$’000)
Assets held for sale
Cash and cash equivalents	383,330	59,307
Property, plant and equipment	3,249	503
Intangibles	1,499	232
Finance and other receivables	2,322,160	359,272
	2,710,238	419,314
Liabilities classified as held for sale
Finance and other payables	(2,233,054)	(345,488)
	(2,233,054)	(345,488)

7.                  Accounts Receivable

Accounts receivable consist of the following:

	June 30 (Unaudited)	June 30 (Unaudited)
	(RMB’000)	(US$’000)

Accounts receivable	1,169,711	180,972
Less: Allowance for doubtful accounts	(46,901)	(7,256)

	1,122,810	173,716

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

7.                  Accounts Receivable (continued)

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the period	(139)	(22)
Increase from acquisition of PGW	(46,407)	(7,180)
Provision for doubtful collection	(355)	(55)

Balance at the end of the period	(46,901)	(7,257)

8.                  Inventories

Inventories consist of the following:

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Raw materials and supplies	4,467	691
Work in progress	63,354	9,802
Merchandise / Finished goods	1,393,476	215,592
Less: Allowance for inventory write down	(36,829)	(5,699)
	1,424,468	220,386

9.                  Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)
Non-current assets
Non-current Prepayments (1)	40,158	6,213

Current assets
Prepayments (4)	32,920	5,093
Advances to suppliers (2)	3,808	589
Other receivable (3)	95,917	14,840
Less: Allowance for doubtful accounts	(60)	(9)

	132,585	20,513

(1)              As of June 30, 2011, the Company had prepaid RMB 40 million for leasing one parcel of land for an extended lease term from December 31, 2028 (expiration of its land use right) to December 31, 2038.

(2)              This amount represents interest-free payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of corn seeds. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to placing the advance. To date, the Group has not experienced any loss on advances to suppliers.

(3)              The amount as of June 30, 2011 primarily consists of a RMB7.1 million (US$1.1 million) receivable from the Group’s ADS depositary as reimbursement for legal fees and administrative expenses (total of US2.2 million was recorded in other income in 2010), RMB80 million addition from PGW accounts since acquisition and RMB3 million (US$0.5 million) interest receivable on RMB time deposit account.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

9.                  Prepayments and Other Current Assets (continued)

(4)              The amount consists of RMB15.9 million (US$2.46 million) of prepaid of debt financing costs which will be amortized over the term of the debt period, and RMB16.2 million (US$2.51 million) addition from PGW accounts due to the acquisition.

10.           Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Land	85,627	13,248
Buildings and improvements	157,348	24,344
Plant and machinery	327,140	50,613
Furniture and office equipment	96,160	14,877
Motor vehicles	39,909	6,175
Construction in progress	16,008	2,477
	722,192	111,734
Less: Accumulated depreciation	(211,539)	(32,728)

	510,653	79,006

Depreciation expense was RMB4,442,275  (US$687,286) for the six months ended June 30, 2011.

11.           Intangible Assets, Net

Intangible assets as of June 30, 2011 consist of the following:

	Gross Carrying Value (Unaudited)	Accumulated Amortization (Unaudited)	Net Carrying Value (Unaudited)	Net Carrying Value (Unaudited)
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	395,637	(53,487)	342,150	52,936
Acquired technologies	101,612	(50,364)	51,248	7,929
Software	8,353	(3,286)	5,067	784
Balance, end of year	505,602	(107,137)	398,465	61,648

Amortization expense for the 6 months ended June 30, 2011, was RMB14,122,321 (US$2,184,934).

The land use rights have an amortization period of 20 years and the acquired technologies have amortization periods of between 3 to 15 years.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

11.           Intangible Assets, Net (continued)

Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

Year ending June 30	(RMB’000) (Unaudited)	(US$’000) (Unaudited)

2012	30,318	4,691
2013	30,298	4,688
2014	30,272	4,684
2015	23,880	3,695
2016	17,255	2,670
Thereafter	266,442	41,223
	398,465	61,651

12.           Bank Borrowings

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Short-term	485,885	75,174
Long-term	1,228,993	190,144

As of June 30, 2011, short-term and long-term bank borrowing facilities included:

•                  A term debt facility denominated in New Zealand dollars of NZ$124.5 million (RMB666.4 million, $103.1 million) that matures on August 31, 2012 provided by a syndicate of three banks.

•                  A working capital facility denominated in New Zealand dollars of NZ$75.0 million (RMB401.4 million, $62.1 million) that matures on February 29, 2012 provided by a syndicate of three banks. As of June 30, 2011, this facility had an outstanding balance of NZ$11.0 million (RMB58.9 million, $9.1 million) and available balance of NZ$64.0 million (RMB342.6 million, $53.0 million).

•                  Overdraft and guarantee facilities denominated in New Zealand dollars of NZ$40.0 million (RMB214.1 million, $33.1 million) that is provided by a syndicate of three banks.

•                  Banking and overdraft facilities denominated in New Zealand dollars of NZ$25.0 million (RMB133.8 million, $20.7 million) relating to Wool Partners International Limited (WPI), a subsidiary of the Group. As at June 30, 2011 and during the period ending June 30, 2011 WPI was not in compliance with banking covenants imposed by the lending bank. Subsequent to June 30, 2011 we have agreed new facilities with the lending bank for this subsidiary effective from September 28, 2011.  The facilities are subject to separate reporting covenants with the first reporting period being December 31, 2011.

•                  Acquisition debt denominated in New Zealand dollars totaling NZ$63 million (RMB337.2 million, $52.2 million) that matures on October 31, 2012 with a mandatory repayment of NZ$27 million (RMB144.5 million, $22.4 million) on April 30, 2012 provided by a bank and Livestock Improvement Company.

•                  Loan facilities denominated in RMB of RMB62.0 million ($9.6 million) that matures on April 7, 2012 provided by one bank.

•                  Loan facilities denominated in US Dollars of RMB369.7 million (US$57.2 million) that mature between January 23, 2013 and April 19, 2013 provided by two banks.

Other than the working capital facility denominated in New Zealand dollars, the short-term and long-term bank borrowing facilities detailed above were fully drawn at June 30, 2011.

Several of the borrowing facilities require the Company to maintain certain operating covenants. Except for the WPI facility, the Company was in compliance with covenants at June 30, 2011.

The long-term bank borrowings RMB1,228,993 (US$190,144) are due during the year ending June 30, 2013.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

13.           Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	74,321	11,499
Advances from customers(i)	50,662	7,838
Business tax and other taxes	1,647	255
Unrecognized tax benefit and related interest and penalties (Note 16)	7,519	1,163
Accrued expenses	359,674	55,647
Other	91	14
	493,914	76,416

(i)                  The advances from customers are attributable to cash received for purchasing of corn seeds.

14.           Ordinary Shares

Ordinary shares remained unchanged during the period ended June 30, 2011.

15.           Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of the Group in China, any profit-generating company in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2011, the balance of statutory reserves is provided from the profit after tax of NKY.

The statutory common reserve fund is not distributable except upon liquidation.

16.           Income Taxes

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

16.           Income Taxes (continued)

China Victory, Agria Overseas, Agria Asia and Agria Hong Kong were originally subject to an applicable profits tax rate of 16.5% in Hong Kong. However, these companies mentioned above are also subject to PRC income tax at the rate of 25% on their taxable income according to the NEW EIT Law mentioned above.

Further, also under the New EIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.  As of June 30, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of June 30, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

Agria Agricultural, Guanli, Agria Brother, Zhongyuan, Beiao, are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

NKY obtained the “High New Technology Business” certificate on December 14, 2009. As a result, it is subject to PRC income tax at a lower rate of 15% on its taxable income for the years for which a valid High New Technology Business certificate is maintained. The certificate will expire 3 years from the date of issue and needs to be re-applied for upon expiration.

New Zealand resident companies are subject to tax on their taxable income at the rate of 30%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable.

Australian resident companies are taxable on their taxable income at the rate of 30%.  Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate.

Uruguayan businesses are taxed on taxable income sourced in Uruguay.  Capital gains derived by Uruguayan companies are taxed at the standard rate of corporate tax.  The corporate tax rate in Uruguay is 25%.  A capital duty at the rate of 1.5% is levied on the net worth of the entity.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

16.           Income Taxes (continued)

Income from continuing operations before income taxes consists of:

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

Income from PRC	8,615	1,333
Loss from New Zealand	(29,818)	(4,613)
Income from South America	30,185	4,670
Income from other region	21,511	3,328
	30,493	4,718

The income from the other region operations consists primarily of gain from remeasure of previously held 19% equity interest in PGW to fair value and operating income from consolidation of 2 months’ result of PGW.

Income taxes applicable to continuing operations consist of:

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

Current income tax benefit	31,429	4,862
Deferred income tax expense	(30,355)	(4,696)
Net income tax benefit	1,074	166

The reconciliation between income taxes computed by applying the statutory income tax rate of 25% for the 6 months period ended June 30, 2011 applicable to the Group’s income tax expense is:

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

Income before income tax	30,493	4,718
Income tax computed at the applicable statutory tax rate of 25%	7,623	1,179
Expense not deductable for tax	771	119
Effect of tax exemptions
Effect of tax rate differences	(1,024)	(158)
Effect of tax law changes and recognition of outside basis differences	(7,254)	(1,122)
Changes in valuation allowance	4,539	702
Other	(5,729)	(886)
Income tax benefit reported in the consolidated statements of operations, applicable to continuing operations	(1,074)	(166)

The tax effects of temporary differences that give rise to the deferred tax asset (liability) balances at June 30, 2011 are as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

16.           Income Taxes (continued)

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Property, plant and equipment	(17,241)	(2,667)
Acquired technology and other intangible assets	(9,982)	(1,544)
Allowance for doubtful accounts	(3,393)	(525)
Change in foreign tax rate	20,950	3,241
Net operating loss carry-forward	1,184	183
PGW employee benefit	45,678	7,067
Accruals	4,539	702
Other	7,599	1,176
Deferred tax assets	49,334	7,633
Valuation allowance	(4,539)	(702)
Deferred tax assets, net	44,795	6,930

As of June 30, 2011, the Group had gross deferred tax assets of approximately RMB49,334,000  (US$7,633,000). A valuation allowance on the deferred tax assets of approximately RMB4,539,000 (US$702,000) was recorded as the Group does not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of the total deferred tax asset is more likely than not.

Based on existing PRC tax regulations, the PRC entities remain subject to examination by the tax authorities for fiscal year 2007 through 2011.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits and liabilities, exclusive of related interest and penalties, is as follows:

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

Balance at beginning and end of the period	3,759	582

The Group’s unrecognized tax benefits are presented in the consolidated balance sheet within accrued expenses and other liabilities.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

If the unrecognized tax benefits as of June 30, 2011 were realized in a future period, it would result in a tax benefit and a reduction of the Group’s effective tax rate.

During the period ended June 30, 2011, the Group recognized RMB352,751 (US$54,576), in general and administrative expenses for interest, and RMB108,362 (US$16,765) in general and administrative expenses for penalties related to uncertain tax positions. As at June 30, 2011, the Group recognized total interest and potential penalties relating to uncertain tax positions amounting to RMB3,427,050 (US$530,216).

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

17.           Earnings (Loss) Per Share

For the period ended June 30, 2011, all of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive earnings (loss) per share because the effect of inclusion would be anti-dilutive. Options over 5,934,200 ordinary shares were exercisable as at June 30, 2011.

18.           Related Party Transactions

Name of Related Parties	Relationship with the Group

Wuwei Ganxin Seeds Co., Ltd. (Wuwei Ganxin)	A 49% associate
Beijing Zhongnong Seed Industry Co., Ltd. (Beijing Zhongnong)	A 18.9% associate
Ngai Tahu	Shareholder of Agria Asia with equity interest of 7.24%
Michael Thomas	Management of PGW
John McKenzie	Management of PGW
George Gould	Director of PGW
PGW	19% investment before April 30, 2011

(1)               The Group had the following related party transactions during the period ended June 30, 2011:

	Transaction	2011 (Unaudited)	2011 (Unaudited)
		(RMB’000)	(US$’000)

Wuwei Ganxin	Return of corn seeds (*)	38,983	6,031
Wuwei Ganxin	Purchase of corn seeds	3,688	570
Beijing Zhongnong	Intercompany loan	9,610	1,485
Ngai Tahu	Initial payment for subscription for shares in Agria Asia (**)	78,404	12,115
Michael Thomas	Debenture and rural saver deposits	6,965	1,078
John McKenzie	Purchase of retail goods, sale of seed under production contracts	1,564	242
George Gould	Purchase of retail goods	72	11
PGW (***)	Interest on Convertible & Redeemable Note	4,732	732
PGW (***)	Directors fee	274	42

*                     The corn seeds were previously purchased from Wuwei Ganxin in 2010. In January, the Company agreed to return the inventories to Wuwei Ganxin who at the time had greater capacity to sell that category of seeds.

**              Payment in April 2011, for Ngai Tahu’s share subscription in Agria Asia Investmets was made by the Company. Ngai Tahu refunded the amount to the Company on July 6, 2011 following PGW shareholder approval which was granted in June 2011.

***       These are the transactions before acquisition.

****A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Group during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

(2)               The Company had the following related party balances at June 30, 2011:

	June 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
	(RMB’000)	(US$’000)

Amounts due from related parties:
Ganxin	10,018	1,550
Beijing Zhongnong	9,610	1,487
Ngai Tahu	78,404	12,130
	98,032	15,167

Amounts due to related parties:
Included in current liabilities
Beijing Zhongnong	10,622	1,643
Michael Thomas	8,061	1,247
John McKenzie	46	7
Sir Selwyn Cushing	21,733	3,362
George Gould	41	6
	40,503	6,266

19.           Share-based Awards Plan

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

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

The following table summarizes the option activity for the 6 months ended June 30, 2011 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

Share Option	Number of Shares	Weighted- average Exercise Price		Weighted- average Grant-date Fair Value		Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (US$’000)
Outstanding, December 31, 2010	13,238,100	1.90		2.38		8.18	94
Vested and expected to vest at December 31, 2010	13,238,100	1.90		2.38		8.18	94
Exercisable at December 31, 2010	6,373,567	US$	2.46	US$	1.08	7.44	31

Outstanding, December 31, 2010	13,238,100	1.90		2.38		8.18	94
Granted
Forfeited	(1,828,500)	1.61		0.54		1.61	—
Expired	(1,387,400)	3.56		1.44		3.56	—
Outstanding, June 30, 2011	10,022,200	1.73		2.03		7.38	—
Vested and expected to vest at June 30, 2011	10,022,200	1.73		2.03		7.38	—
Exercisable at June 30, 2011	5,934,200	2.03		0.87		7.02	—

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day at each balance sheet date and the weighted-average exercise price.

As of June 30, 2011, there was RMB6,526,842 (US$1,009,800) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.4 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may differ.

The fair value of each option award was estimated on the date of grant using a binomial option pricing model by the Group’s management, with assistance from an external consultant. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s shares. The relevant

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

19.           Share-based Awards Plan (continued)

No options were granted for the period ended June 30, 2011.

The total fair value of option awards vested during the period ended June 30, 2011 were RMB3,540,428.47 (USD547,757).

Total compensation cost recognized for the years ended December 31, 2010 and 6 months ended June 30, 2011, is as follows:

	(Unaudited)
	2011	2011
	RMB’000	US$’000

General and administrative expenses	3,709	574
	3,709	574

20.           Employee Defined Contribution Plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. The companies in China are required to make contributions to the government mandated defined contribution plan for these benefits based on 28% ~ 45% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,947,237 (US$301,267) for the 6 months ended June 30, 2011.

21.           Commitments and Contingencies

Operating lease commitments

Payments under operating leases for vehicles, office and computer equipment, land and buildings, which are mainly used to conduct operations, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases have various rights of renewal with lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases, are as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

21.           Commitments and Contingencies (continued)

Year ending June 30,	(RMB’000) (Unaudited)	(US$’000) (Unaudited)

2012	119,329	18,462
2013	62,932	9,737
2014	61,892	9,576
2015	61,771	9,557
2016	61,771	9,557
Thereafter	174,673	27,024
	542,369	83,913

Total rental expense was RMB21,161,000 (US$3,274,000) for the 6 months ended June 30, 2011.

Purchase commitments

Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the period ending June 30, 2011, under all non-cancelable agreements are RMB12.2 million (US$1.9 million).

The amount purchased under commitment obligations was RMB2,279,000 (US$352,595) for the 6 months period ended June 30, 2011.

Commitment for Investment in BioPacific Ventures

The Company has committed RMB74.9 million (US$11.6 million) to an international fund established for investment in food and agriculture life sciences. The Company’s investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At 30 June 2011, RMB67.377 million (US$10.424 million) has been drawn on the committed level of investment, which is included in other investments.

Commitment for purchase the land of Corson Grain

The Group has committed to buy land as part of its purchase of the Corson Grain business. The property is to be purchased for RMB9.6 million (US$1.5 million) in November 2013.

Investment in Brazil Farm

The Company entered into an agreement during 2007 to purchase a farm in Brazil. During 2011 the farm purchase, which had not settled, was considered not to fit within the Group’s objectives. The purchase was cancelled resulting in a loss on disposal of RMB14.195 million (US$2.196 million), being the non-refundable portion of the deposit paid.

Commitment for Investment in Beijing Zhongnong Seed Industry Co., Ltd

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), one of the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest RMB35 million (of which RMB 7 million has been paid as of June 30, 2011) for a 53.84% equity interest of Beijing Zhongnong Seed Industry Co., Ltd (“Zhongnong”), a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

seed varieties owned by CNAAS and its affiliates for the purposes of commercialization. The Company did not make any further payments for the investment in 2010. According to the investment agreement, CNAAS has the right to cancel this agreement if Agria has not injected RMB35 million within 3 months after the signature of the investment agreement and this 3 months period ended on January 27, 2010. However, as Agria is co-operating with CNAAS in several areas through Zhongnong, management believes that the probability of CNAAS cancelling the investment agreement is remote.

Enterprise income tax

All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC.

As of June 30, 2011, the Company recognized approximately RMB3,759,109 (US$581,590) of liabilities for unrecognized tax benefits and, in addition, RMB3,427,050 (US$530,216) of related interest and penalties.  The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation.

However, due to the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.  As of June 30, 2011, the Company classified of the above liabilities for unrecognized tax benefits and related interest and penalties as current liabilities.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

22.           Segment Reporting

Operating Segment

The Company is engaged in the development, production and sale of seeds. In accordance with ASC 280-10 “Segment Reporting: Overall”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has five operating and reportable segments which are China Seeds, International seeds, AgriServices, Regional Corporate and Central Corporate.

The Company had no customers which accounted for 10% or more of the Company’s revenues for the periods presented in the consolidated financial statements.

Operating Segment Information

(Unaudited)	China Seeds	International Seeds	AgriService	Regional Corporate	Central Corporate	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	60,829	353,034	612,305	—	—	1,026,168
Cost of revenue	(33,734)	(263,774)	(463,859)	—	—	(761,366)
Gross profit	27,095	89,260	148,446	—	—	264,802
Selling, general and administrative expenses	(7,020)	(57,026)	(127,149)	(29,128)	(50,789)	(271,112)
Research and development expenses	(317)	(6,680)	—	—	(35)	(7,033)
Total operating expenses	(7,338)	(63,706)	(127,149)	(29,128)	(50,825)	(278,145)
Operating income (loss)	19,758	25,554	21,297	(26,198)	(50,825)	(13,343)

Segment assets	107,726	2,186,152	885,140	3,020,920	1,837,074	8,036,940
Segment liabilities	58,626	1,199,583	922,367	2,402,041	789,305	5,371,923

(Unaudited, In USD)	China Seeds	International Seeds	AgriService	Regional Corporate	Central Corporate	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Revenue	9,411	54,620	94,733	—	—	158,763
Cost of revenue	(5,219)	(40,810)	(71,766)	—	—	(117,795)
Gross profit	4,192	13,810	22,967	—	—	40,969
Selling, general and administrative expenses	(1,086)	(8,823)	(19,672)	(4,506)	(7,858)	(41,945)
Research and development expenses	(49)	(1,034)	—	—	(5)	(1,088)
Total operating expenses	(1,135)	(9,856)	(19,672)	(4,506)	(7,863)	(43,033)
Operating income (loss)	3,057	3,954	3,295	(4,506)	(7,863)	(2,064)

Segment assets	16,667	338,230	136,944	467,382	284,223	1,243,446
Segment liabilities	9,070	185,593	142,704	371,632	122,117	831,117

Geographic Segment Information

In presenting information on the basis of geographical segments, segment revenues are attributed to countries based on location of customers. Segment assets are based on the geographical location of the assets.

	Revenues		Long-Lived Assets
(Unaudited)	6 months ended June 30, 2011		As at June 30, 2011
	RMB’000	US$’000	RMB’000	US$’000
China	60,829	9,411	448,189	69,342
New Zealand	798,541	123,546	418,290	64,716
Australia	61,385	9,497	122,883	19,012
South America	104,326	16,141	21,058	3,258
United Kingdom	1,087	168	1,453	225
Total	1,026,168	158,763	1,011,872	156,552

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

*  For the revenue from countries other than China, it represented only two months results since PGW acquisition.

23.           Fair Value Measurement

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

Through April, 2011, in accordance with ASC 820-10, the Company elected to measures its investment in PGW at fair value. The investment in PGW was classified within Level 1 because it is valued based on PGW’s quoted trading price.

24.           Prior year information comparable to transition period

Unaudited Condensed Balance Sheet as of June 30, 2010

June 30, 2010 (Unaudited)
(RMB’000)
ASSETS
Current assets:
Cash and cash equivalents	604,892
Accounts receivable	247
Inventories	15,166
Prepayments and other current assets	7,067
Assets held for sale-current	278,103
Total current assets	905,477

Non-current assets:
Property, plant and equipment, net	24,370
Investment at fair value	511,899
Investment under equity method	6,995
Intangible assets, net	364,464
Goodwill	10,135
Non-current prepayments	40,247
Deferred tax assets	3,480
Assets held for sale-noncurrent	170,779
Total non-current assets	1,139,948
Total assets	2,037,844

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	122,236
Income tax payable	2,477
Accounts payable	145
Accrued expenses and other liabilities	52,421
Liabilities classified as held for sale	55,960
Total current liabilities	233,239

Non-current liabilities:
Deferred tax liability	191,154
Total non-current liabilities	191,154
Total liabilities	424,393

Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,160,000 shares issued and outstanding at June 30, 2010)	—
Additional paid-in capital	2,390,036
Statutory reserves	76,953
Accumulated other comprehensive loss	(80,808)
Accumulated deficit	(772,731)
Total shareholders’ equity	1,613,451
Total liabilities and shareholders’ equity	2,037,844

Unaudited Condensed Income Statement for 6 months ended June 30, 2010

For 6 months ended June 30, 2010 (Unaudited)
(RMB’000)

Revenue	21,506
Cost of revenue	(12,670)
Gross profit	8,836

Operating expenses:
Selling, general and administrative expenses	(49,192)
Research and development expenses	(20)
Total operating expenses	(49,212)
Operating loss	(40,376)

Other income(expense)
Interest income	6,483
Interest expense	(1,667)
Exchange loss	(4,893)
Unrealized loss in investment	(65,086)
Other income	1,784
Loss before income tax	(103,755)
Income tax	(128)
Loss from continuing operations	(103,883)
Loss from discontinued operations	(1,314)
Net loss	(105,197)

Loss per ordinary share:
Loss per share from continuing operations – basic and diluted	(0.83)

Loss per share from discontinued operations – basic and diluted	(0.01)
Net Loss per share – basic and diluted	(0.84)

Weighted average number of ordinary shares outstanding:
Basic and diluted	125,160,000

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

Unaudited Condensed Cash flow statement for 6 months ended June 30, 2010

For 6 months period ended June 30, 2010 (Unaudited)
(RMB’000)

Cash flows from operating activities:
Net loss	(103,755)
Adjustments to reconcile net loss to net cash provided by operating activities:
Unrealized loss (gain) in investment	65,091
Share-based compensation	8,659
Depreciation and amortization	15,178
Changes in operating assets and liabilities:
Accounts receivable	154
Inventories	7,824
Income tax payable	2,477
Accounts payable	(1,555)
Changes in other operating assets and liabilities	8,366
Net cash provided by operating activities	2,439

Cash flows from investing activities:
Payment for Investment in PGW convertible redeemable note (Note 3)	(169,646)
Acquisition of property, plant and equipment and other assets	(184)
Payment for acquisition of Beiao	(663)
Cash disposed of with the P3A disposal	(84,617)
Net cash used in investing activities	(255,110)

Cash flows from financing activities:
Proceeds from short-term borrowings	122,236
Net cash provided by financing activities	122,236

Effect of exchange rate changes on cash and cash equivalents	(2,498)

Net decrease in cash and cash equivalents	(132,933)
Cash and cash equivalents at the beginning of year	737,825
Cash and cash equivalents at the end of year	604,892

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

For the 6 months ended June 30, 2011 (Unaudited)

Discontinued operation:

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

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the “WOFE” or “Agria China”). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements (collectively, the “Contractual Agreements”) with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A’s shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. During 2008, the number of shareholders in P3A changed from 4 individuals to 5 individuals, all of whom have entered into the Contractual Agreements. Agria China has a legal obligation to provide funding for all losses incurred by P3A. On July 13, 2010, the Company completed the disposition of P3A to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria acquired from Mr. Xue and cancelled shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction. These shares were then cancelled by the Company. The Company retained existing leases of nine parcels of land totaling approximately 13,500 acres previously held by P3A. P3A has been presented as discontinued operations for all periods presented in the Company’s consolidated financial statements. Mr. Xue was a related party of the Company since he is a director and president of P3A. Included in the loss from discontinued operations for the 6 months period ended June 30, 2010 is RMB20.3 million operating income from January 1, 2010 through the date of disposal and a RMB21.6 million loss on disposal, net of reversal deferred tax liabilities of approximately RMB 191.2 million.

25.           Subsequent Events

a)             Representative office of PGW to open in Beijing

In November 2011, the Group announced its intention for its subsidiary PGW to establish a Beijing representative office. The Beijing representative office will work to deliver revenue and profit-generating business for PGG Wrightson in China. The initial focus will be on working with PGG Wrightson’s existing businesses to satisfy the strong demand in China for high quality grass seed and for dairy livestock sourced from New Zealand, Australia and Uruguay. It is envisaged that the representative office will facilitate sourcing of products for PGG Wrightson’s rural supplies business in New Zealand and serve as a valuable resource for PGG Wrightson’s other business units. The office will also be responsible for conducting market and product research, marketing, brand promotion and coordination of PGG Wrightson’s activities in China, amongst other activities.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

b)             Receipt of government grant

In November 2011, the Company received the first phase of a grant to help fund Sino-New Zealand joint research into high technology content grass seeds for the China market. The initial grant was for RMB6 million ($0.9 million) and has been made by the Science and Technology division of the Beijing Government. It is intended that the grant will be used to fund joint research and development into the adaptation of six grass seed varieties that were originally developed in conjunction with Agria’s subsidiary PGG Wrightson with a view to the seed varieties’ application in China. The R&D project also intends to develop GAP (Good Agricultural Practice) in the development of grass seed technology by following the high standards set in New Zealand.

c)             Appointment of CFO and Financial Controller

In September 2011, the Company appointed John Layburn as Chief Financial Officer and Jerry Mao as Financial Controller. John Layburn has served as Agria’s Acting CFO since April 2011 and as Chief Strategy and Compliance Officer since October 2009. Since joining the Company, he has led the implementation of Agria’s turnaround strategy, including its divestment of P3A and making our overseas investments resulting in the ownership by Agria of a controlling stake in PGW, New Zealand’s leading agricultural services company. He has also led our compliance team resulting in Agria becoming and remaining fully compliant with our reporting obligations.  Prior to joining the Company, John worked for PricewaterhouseCoopers, the international accounting and consulting firm, for eleven years. He was initially based out of PricewaterhouseCoopers London office, followed by four years in the Beijing office. During that time, he served a wide range of clients ranging from large multi-national companies to entrepreneurial investors advising on strategic reviews, turnaround situations, and investment and divestiture processes. While in China, he has specialized in advising both multinational companies on their business activities in China and Chinese companies on their overseas operations. John holds a masters degree in mathematics from Oxford University.  Prior to joining Agria’s financial department in 2010, Jerry Mao was the regional finance and planning manager of the Asian Pacific division of a global chemicals company and before that worked for Deloitte & Touche as an auditor for five years.

d)             Launch of new field corn seed variety

In September 2011, the Company launched Zhong Dan 909, a new variety of field corn seed developed by the China National Academy of Agricultural Sciences (“CNAAS”) and ranked the number one field corn variety for the past two years in national certification tests hosted by Ministry of Agriculture. Developed by CNAAS, Zhong Dan 909’s attributes make it suitable for sale in the central part of China, one of the largest corn seed markets in China, representing approximately 40% of China’s acreage for field corn. Under a license granted by CNAAS, Agria has commercialization rights covering the marketing, production and sales of Zhong Dan 909.

e)             Appointment of Audit Committee Chairman and reconfiguration of Board of Directors

In August 2011, the Company appointed Wah Kwong Tsang to Agria’s board of directors to serve as an independent director and Chairman of the Audit Committee and member of Compensation Committee. Kenneth DeWoskin, who has served as Agria’s Audit Committee Chairman since March 2010, remains a member of the Audit Committee, and also takes over the new responsibilities for oversight of the ongoing development of Agria’s strategic plans and of the Company’s communication with the investor community. Additionally, as part of the board reconfiguration, Gary Tim King Yeung and Dr Shangzhong Xu, who have all served as directors of Agria since before its IPO in 2007, relinquished their directorships effective immediately.  Wah Kwong Tsang is a former partner of Hong Kong and China firm of PricewaterhouseCoopers. He has over 30 years of experience in the field of auditing. He is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.  Dr Kenneth DeWoskin is a former partner of Strategy and Business Development at

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

a Big Four accounting firm. He is a well regarded and regular presenter on China business issues throughout the U.S., Europe and Asia including at the World Economic Forum. He has lived and worked extensively in both China and in Japan over the past 45 years.

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

Statements of operations

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

Revenue	—	—
Cost of revenue	—	—
Gross profit	—	—
Operating expenses
General and administrative expenses	(8,151)	(1,261)
Total operating expenses	(8,151)	(1,261)
Operating loss	(8,151)	(1,261)
Interest income	47	7
Interest expense	(15)	(2)
Exchange loss	(317)	(49)
Equity in loss of subsidiaries and variable interest entities	36,734	5,683
Other income	417	64
Loss before income tax	28,715	4,443
Income tax	—	—
Net loss	28,715	4,443
Net loss attributable to ordinary shareholders	28,715	4,443

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

27.           Condensed Financial Information of the Company (continued)

Balance sheets

	2011 (Unaudited)	2011 (Unaudited)
	(RMB’000)	(US$’000)

ASSETS
Cash and cash equivalents	13,627	2,108
Prepayments and other current assets	7,968	1,233
Investment in subsidiaries and variable interest entities	1,461,097	226,054
Total assets	1,482,692	229,395

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Accrued expenses and other liabilities	34,122	5,279
Total liabilities	34,122	5,279

Shareholders’ equity
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,160,000 and 110,766,600 shares issued and outstanding at December 31, 2009 and December 31, 2010, respectively)	—	—
Additional paid-in capital	2,271,491	351,434
Accumulated other comprehensive loss	(121,508)	(18,799)
Accumulated deficit	(701,413)	(108,519)
Total shareholders’ equity	1,448,570	224,115
Total liabilities and shareholders’ equity	1,482,692	229,395

Statements of Cash flows

	2011 (Unaudited)	2011 (Unaudited)
	(RMB)	(US$)

Cash flows from operating activities:
Net loss	28,715	4,443
Adjustments to reconcile net loss to net cash provided by used in operating activities:
Equity in loss of subsidiaries and variable interest entity	(36,734)	(5,683)
Change in operating assets and liabilities:
Prepayments and other current assets	1,515	234
Tax payable
Amount due from related parties	390	60
Accrued expenses and other liabilities	22,587	3,495
Net cash provided by operating activities	16,473	2,549

Cash flows from investing activities:
Investment in subsidiaries and variable interest entities	6,167	954
Net cash provided by investing activities	6,167	954

Cash flows from financing activities:
Repurchase of ordinary shares	—	—
Net cash used in financing activities.	—	—

Effect of exchange rate changes on cash and cash equivalents	(26,360)	(4,078)

Net decrease in cash and cash equivalents	(3,719)	(575)
Cash and cash equivalents at the beginning of year	17,346	2,684
Cash and cash equivalents at the end of year	13,627	2,108

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the 6 months ended June 30, 2011 (Unaudited)

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