Form 20-F/A
period 2010-12-31
AGRIA CORP
filed 2011-12-21
CIK 1413257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

AMENDMENT NO. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:                               .

For the transition period from                       to                        .

Commission file number:  001-33766

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes   ☐ No

		Page

Explanatory Note		1

Item 19.	Exhibits	2

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2011 (the “Original Report”), is being filed solely to include the separate consolidated financial statements of PGG Wrightson Limited presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as of June 30, 2010 and 2011, and for each of three years ended June 30, 2011, as required by SEC Rules. PGG Wrightson Limited is New Zealand’s largest agricultural services company in which we hold a 50.01% equity interest. We hereby append the separate consolidated financial statements of PGG Wrightson Limited as an exhibit to this Amendment No. 1.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than the foregoing section, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of June 28, 2011, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

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

4.40*	English Translation of Share Purchase Agreement, dated as of July 13, 2010, between Zhixin Xue and Agria Corporation

4.41*	English Translation of Assignment and Assumption Agreement regarding the Exclusive Call Option, dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd.

4.42*	English Translation of Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd.

4.43*

English Translation of Assignment and Assumption Agreement regarding the Exclusive Technology Development, Technology Support and Technology Service Agreement between Primalights III Agriculture Development Co., Ltd. and Aero Biotech Science & Technology Co., Ltd., dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd.

4.44*	English Translation of Termination Notice to Terminate the Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd.

4.45*	English Translation of Exclusive Consultancy Service Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd.

4.46*	English Translation of Termination Notice to Terminate the Exclusive Consultancy Service Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd.

Exhibit Number	Description of Document

4.47*	English Translation of Termination Notice to Terminate the Equity Pledge Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd.

4.48*	English Translation of Letter of Undertaking, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd.,

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

4.54*	Letter dated June 28, 2011 from Ernst &Young Hua Ming

4.55*	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation

4.56*	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee

4.57*	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary

4.58*	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Maples and Calder

15.3*	Consent of Ernst & Young Hua Ming

15.4*	Consent of GHP Horwath P.C.

15.5**	Consent of KPMG

99.1**	Consolidated Financial Statements of PGG Wrightson Limited as of June 30, 2010 and 2011 and for each of the three years ended June 30, 2011

*	Previously filed with the Original Report

**	Filed with this Amendment No. 1 to Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

	By:	/s/ Xie Tao
		Name:	Xie Tao
		Title:	Chief Executive Officer

Date: December 21, 2011