Form 20-F/A
period 2011-06-30
AGRIA CORP
filed 2012-01-13
CIK 1413257

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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to our Transition Report on Form 20-F for the transition period ended June 30, 2011, originally filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 (the “Original Report”), is being filed solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Exhibit 101 provides the following financial information from our Original Report, formatted in eXtensible Business Reporting Language:

(i)            Consolidated Balance Sheets as of June 30, 2011;

(ii)           Consolidated Statements of Operations for the six months ended June 30, 2011;

(iii)          Consolidated Statements of Cash Flows for the six months ended June 30, 2011;

(iv)          Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss for the six months ended June 30, 2011; and

(v)           Notes to Consolidated Financial Statements.

Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way. As a result, this Amendment No. 1 continues to speak as of December 16, 2011.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

101**

Financial information from Registrant’s Transition Report on Form 20-F for the transition period ended June 30, 2011, filed with the SEC on December 16, 2011, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of June 30, 2011; (ii) Consolidated Statements of Operations for the six months ended June 30, 2011; (iii) Consolidated Statements of Cash Flows for the six months ended June 30, 2011; (iv) Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss for the six months ended June 30, 2011; and (v) Notes to Consolidated Financial Statements. (See Explanatory Note to this Amendment No. 1 on Form 20-F/A)

*                                         Previously filed with the Original Report

**                                  Submitted electronically herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its transition report on its behalf.

AGRIA CORPORATION

By:	/s/ Xie Tao
	Name:	Xie Tao
	Title:	Chief Executive Officer

Date: January 13, 2012