Form 20-F
period 2012-06-30
AGRIA CORP
filed 2012-10-10
CIK 1413257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 001-33766

AGRIA

CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 1206, Huantai Building

12, Zhongguancun South Street

Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

John Layburn, Chief Financial Officer Phone: +86 (10) 8438 1031 Email: john.layburn@agriacorp.com	David Pasquale, Senior Vice President Phone: +1 914 337 1117 Email: david.pasquale@agriacorp.com

Room 1206, Huantai Building 12, Zhongguancun South Street, Huadian District, Beijing 10081, People’s Republic of China	Two Park Place Bronxville, New York 10708 United States of America

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,766,600 ordinary shares, par value US$0.0000001 per share, as of June 30, 2012.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, Guanli, our consolidated affiliated entity, and its subsidiaries and associates (including its 49% owned associate Wuwei Ganxin Seeds Company Limited, or Ganxin);

•	“P3A” refers to Taiyuan Primalights III Agriculture Development Co., Ltd., a limited liability company established in China, which was one of our consolidated affiliated entities until it was disposed of in July 2010;

•	“Guanli” refers to our consolidated affiliated entity, Shenzhen Guanli Agricultural Technology Co., Ltd., which is a limited liability company established in China;

•	“PGW” refers to PGG Wrightson Group, in which we hold a 50.22% equity interest;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “US$,” “dollars” and “US dollars” are to the legal currency of the United States; and all references to “NZ$” is to the legal currency of New Zealand.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2012 and any other future period to differ materially from those described in any forward-looking statements made by us:

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. The consolidated statements of operations data for the years ended December 31, 2009 and 2010, the six months ended June 30, 2011 and the year ended June 30, 2012 and our balance sheet data as of June 30, 2011 and 2012 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods, and are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The consolidated statements of operations data for the year ended December 31, 2008 have been derived from our audited consolidated financial statements for the year December 31, 2008, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our consolidated financial statements for the year ended December 31, 2010, the six months ended June 30, 2011 and the year ended June 30, 2012 have been audited by GHP Horwath, P.C. and our consolidated financial statements for the years ended December 31, 2008 and 2009 have been audited by Ernst & Young Hua Ming. Both GHP Horwath and Ernst & Young Hua Ming are independent registered public accounting firms.

	For the Year Ended December 31,			For the Year Ended June 30,		For the Six Months Ended June 30,
	2008	2009	2010	2012		2011
	RMB	RMB	RMB	RMB	$	RMB

	(In thousand, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenue	3,000	3,013	29,022	6,918,807	1,089,061	1,026,168
Cost of revenue	(2,651)	(5,285)	(17,345)	(5,383,062)	(847,326)	(779,114)
Gross profit	349	(2,272)	11,677	1,535,745	241,735	247,054
Operating expenses:
Selling, general and administrative expenses	(864,771)	(89,619)	(98,671)	(1,361,201)	(214,261)	(271,112)
Research and development expenses	(1,932)	(1,156)	(114)	(32,037)	(5,043)	(7,033)
Total operating expenses	(866,703)	(90,775)	(98,785)	(1,393,238)	(219,304)	(278,145)
Operating profit/(loss)	(866,354)	(93,047)	(87,108)	142,507	22,431	(31,091)
Other income (expenses):
Interest income	33,744	8,489	22,448	57,494	9,050	14,123
Interest expense	(26)	(40)	(2,266)	(118,548)	(18,660)	(22,316)
Exchange gain/(loss)	(11,812)	(16,602)	(2,843)	9,153	1,441	(12,834)
Unrealized (loss) gain in investment	—	(548)	1,946	—	—	55,542
Other expense	(2,119)	(33)	(1,341)	(35,443)	(5,579)	(3,162)
Other income	90	2,799	20,634	29,057	4,574	2,251
Gain/(loss) from equity investments	—	—	(2,223)	(1,924)	(303)	10,232
Income/(loss) before income tax	(846,477)	(98,982)	(50,753)	82,296	12,954	12,745
Income tax	(25,577)	(10,915)	(7,104)	(13,630)	(2,145)	1,096
Income/(loss) from continuing operations	(872,054)	(109,897)	(57,857)	68,666	10,809	13,841
Income (loss) from discontinued operations	121,053	(25,378)	(1,314)	—	—	(2,852)
Net income/(loss)	(751,001)	(135,275)	(59,171)	68,666	10,809	10,989
Less net income, or addition of net loss, attributable to the non controlling interest	—	—	—	(84,648)	(13,325)	7,377
Net income (loss) attributable to Agria Corporation	(751,001)	(135,275)	(59,171)	(15,982)	(2,516)	18,367

	For the Year Ended December 31,			For the Year Ended June 30,		For the Six Months Ended June 30,
	2008	2009	2010	2012		2011
	RMB	RMB	RMB	RMB	$	RMB

	(In thousand, except share, per share and per ADS data)
Loss per ordinary share:
Income/(loss) per share from continuing operations — basic and diluted	(6.91)	(0.88)	(0.49)	(0.14)	(0.02)	0.18
Income (loss) per share from discontinued operations — basic and diluted	(0.96)	(0.20)	(0.01)	—	—	(0.01)
Net income (loss) per share — basic and diluted	(5.95)	(1.08)	(0.50)	(0.14)	(0.02)	0.17
Weighted average number of ordinary shares outstanding:
Basic	126,262,529	125,271,946	118,377,357	110,766,600	110,766,600	110,766,600
Diluted	126,262,529	125,271,946	118,377,357	110,766,600	110,766,600	110,766,600

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 and June 30, 2011 and 2012:

	As of December 31,			As of June 30,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousand)
Consolidated Balance Sheets Data:
Cash and cash equivalents	1,176,767	737,825	358,228	93,771	164,890	25,955
Accounts receivable	162,820	109,265	284	1,122,810	970,839	152,816
Total assets	2,077,762	2,006,153	1,617,750	8,023,491	5,219,806	821,629
Total current liabilities	53,056	94,129	153,992	4,012,362	1,793,590	282,322
Ordinary shares	—	—	—	—	—	—
Additional paid-in capital	2,368,520	2,381,377	2,285,611	2,271,492	2,275,099	358,114
Total shareholders’ equity	1,835,560	1,712,486	1,463,758	1,439,728	1,449,015	228,084

Exchange Rate Information

This annual report contains translations of RMB amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of RMB into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this annual report were made at a rate of RMB6.3530 to $1.00, the noon buying rate in effect as of June 29, 2012. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On September 28, 2012, the noon buying rate was RMB6.2848 to $1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
Six Months ended June 30, 2012	6.3530	6.3166	6.3703	6.2790
2012
April	6.2790	6.3043	6.3150	6.2790
May	6.3684	6.3242	6.3684	6.3052
June	6.3530	6.3633	6.3703	6.3530
July	6.3610	6.3717	6.3879	6.3487
August	6.3484	6.3593	6.3738	6.3484
September	6.2848	6.3200	6.2848	6.3489

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

This annual report contains translations of New Zealand dollar amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of New Zealand Dollars into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of New Zealand dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from New Zealand dollars to US dollars and from US dollars to New Zealand dollars in this annual report were made at a rate of $0.8027 to NZ$1.00, the noon buying rate in effect as of June 29, 2012.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Extreme weather conditions and other natural or man-made disasters could damage our production, which would cause a material reduction in revenues.

The seeds sold by our China seeds business are produced primarily on leased land and through a network of multiple village collectives and production companies in Gansu and other provinces in China. Our production bases are invariably subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of seeds that we produce could be materially adversely affected by extreme weather conditions or natural disasters, harming our sales and profitability. For example, in November 2009, unexpected snow storms across northern China caused severe damage and disruptions to wide sections of the agricultural industry in Shanxi, where our operations were previously concentrated. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Gansu and Xinjiang provinces, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop in these provinces, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such risks.

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

During the year ended June 30, 2012, we outsourced the production of our edible corn seeds to production companies in Gansu and Xinjiang provinces, including our associate, Ganxin, which in the year ended June 30, 2012 had access to approximately 5,410 acres of farmland in Gansu province primarily through contractual arrangements with village collectives for corn seed production. Approximately 1,200 acres of this farmland was used for production of our field corn seeds and approximately 400 acres of this land was used for production of our edible corn seeds, with the remainder used for production of third party seeds. In the event that prices for other crops increase, these village collectives and production companies may decide to farm other crops in breach of our leases and seed production agreements with them or, following the expiration of our leases, lease the land to our competitors or other parties. If the land policy changes so that we are unable to continue to lease land, if a significant number of village collectives refuse to lease land to us upon the expiration of their current leases or if a significant number of production companies are unable to fulfill their contractual obligations to us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of seeds and our revenues. Such disruptions could also damage our relationships with our distributors and customers if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more to lease land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.

If our rights to lease land from village collectives were subject to a dispute, if the legality or validity of these rights were challenged or if we are unable to identify commercial uses or generate revenue from tland we have retained from the P3A divestiture, our operations could be disrupted and we may not be able to recover the prepayments made or suffer substantial write-downs or write-offs from our investments in the land use rights.

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

As of June 30, 2012, we had prepaid all of the rent due under certain leases granting access to approximately 13,500 acres of land, which were formerly held by P3A and have been retained by us following the divestiture of P3A in July 2010. The leases have remaining terms of between approximately 8 and 26 years. We are not currently using this land and are in the process of assessing appropriate revenue generating opportunities that will make use of the land. If we do not identify such opportunities, we intend to rent the land to as yet unidentified third parties. If we are unable to identify revenue generating use for the land and are unable to identify parties to whom to rent the land or if we were to lose our rights to this land, we may not be able to recoup the prepayments made and be forced to dispose of the land and incur substantial write-downs or write-offs, which may materially and adversely affect our business, financial condition and results of operations.

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

Our key strategic priorities require our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships both in China and internationally. In May 2011, we acquired 50.01% of equity interest in PGW, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In October 2009, we also entered into a strategic cooperation framework agreement with China National Academy of Agricultural Sciences, or CNAAS, providing for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million into Beijing Zhongnong Seed Industry Co., Ltd., or Zhongnong, a company wholly owned by CNAAS and its affiliates. In September 2009, we acquired Beijing Nong Ke Yu Seeds International Co., Ltd., or Nong Ke Yu, a company engaged in research and development, production, distribution and sale of edible corn seeds, and in January 2010, we acquired Tianjin Beiao Seed Technology Development Co., Ltd., or BeOK, a company engaged in research, production and marketing of vegetable seeds. In September 2010, we acquired a 49% equity interest in Ganxin, a corn seed research, development, production and sales company based in Gansu. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed varieties.

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

We have increased production of certain corn and vegetable seed products and develop new seed varieties to our product portfolio. In September 2009, we acquired Nong Ke Yu, a company engaged in research and development, production, distribution and sale of edible corn seeds based in Beijing; in January 2010, we acquired BeOK, a company engaged in research, production and marketing of vegetable seeds based in Tianjin; and in September 2010, we acquired a 49% equity interest in Ganxin, a corn seed research, development, production and sales company based in Gansu. We may make other acquisitions or expansions in the future, which may place substantial demand on our managerial, operational, technological and other resources. Our failure to manage our product offerings, operations and distribution channels effectively and efficiently could materially adversely affect our operating results.

As part of our development, we may expand the geographic areas in which we sell or produce our products. Expansion into new markets may present operating and marketing challenges that differ from those that we currently encounter in our existing markets. For example, in April 2011, we completed a transaction to increase our shareholding in PGW from 19% to a controlling 50.01%. In March 2011, we established Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, China, for an initial investment of RMB1.11 million. This new company began operations in a seeds business in Shanxi. However, as we were unable to reach a commercially viable long-term supply arrangement with our primary supplier, we ceased operations of this entity in June 2012. If we are unable to anticipate the changing demands that our expanding operations will impose on our management capacities, production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, our revenues could decline, our expenses could rise and our results of operations could be materially adversely affected.

Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.

Our future success depends significantly upon the continued services of our management, including the management of our operating entities. We rely on our management’s experience in product development, business operations and sales and marketing, as well as on their relationships with distributors and relevant government authorities. If one or more of our key management personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. On October 9, 2012, our board of directors accepted the notices of resignation of Messrs. Xie Tao and John Layburn from their positions as Chief Executive Officer and Chief Financial Officer, respectively, who have expressed their wishes to pursue other opportunities, effective October 10, 2012. Our board of directors has organized a selection committee and a transition committee, each comprising Mr. Guanglin Lai, the chairman of our board of directors, and two independent directors, Messrs. Sean Shao and Wah Kwong Tsang. The selection committee will work with a global executive search firm in identifying suitably qualified candidates to fill these positions. Additionally, in the interim, the transition committee will oversee the management transition process. However, we may not be able to find suitable replacements for Messrs. Xie and Layburn on a timely basis. The loss of the services of our key management personnel, in the absence of suitable replacements, could materially adversely affect our operations and financial condition, and we may incur additional expenses to recruit and train personnel. Each member of our management team has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If disputes arise between our management and us in light of the uncertainties within the PRC legal system, there is a risk that some of the provisions of these agreements may not be enforced or enforceable in China, where our managers reside and hold most of their assets.

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

Our seed products are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in their provinces. If those distributors do not obtain the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for their provinces, which could further adversely impact our sales. In addition, distributors may sell our products under another brand licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sell inferior seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded seeds more difficult.

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

The global financial markets have experienced significant disruptions since 2008 and the effects of the crisis have persisted to the present. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.

We and our subsidiary PGW primarily operate in China, New Zealand, Australia and South America. Weak economic conditions and decreasing agricultural commodity demand and prices across the world may have a negative impact on agricultural production and the rural economies in China, New Zealand, Australia and South America. Lower commodity prices reduce farmers’ income and weaken their confidence in the development of agricultural business. In turn, this may limit their ability or lessen their willingness to use more expensive agricultural products, including the ones we produce. There are still great uncertainties regarding economic conditions and the demand for agricultural commodities. Continued turbulence in the international markets and economies and prolonged declines in agricultural commodity demand and prices in China, New Zealand, Australia and South America may adversely affect our business, revenues and results of operations.

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

The PRC agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.

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

Due to the nature of the seed industry, we normally produce seeds according to our production plan before we sell them to distributors, which are our direct customers. Farmers, who are the end users of our seeds, generally make purchasing decisions for our products based on market prices, economic and weather conditions as well as other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers, we may produce seeds that are not in demand. Unsold inventory could eventually be sold as field corn to end users at much lower prices than those of field corn seeds. Aged inventory could result in asset impairment, which would cause us to suffer a loss and incur an increase in our operating expenses. Conversely, if we underestimate demand, we may not be able to satisfy our distributors’ demand for corn seeds, and as a result damage our customer relations and end-user loyalty. Failure to estimate farmers’ future needs and to match our production to our direct customers’ demands may materially and adversely affect our business, financial condition and results of operations.

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

In April 2011, we increased our shareholding in PGW to 50.01%. PGW is a public company listed on the New Zealand Stock Exchange and is subject to a different set of rules and regulations from U.S. securities laws and the Corporate Governance Rules of the New York Stock Exchange. Therefore, rules and regulations applicable to PGW may prohibit or restrict our ability to take actions with respect to PGW. Any failure to successfully manage our strategic partnership and investment may have a material adverse effect on our business and results of operations.

We face risks related to PGW’s management, business and operations that may adversely affect our results of operations and financial condition.

We expect a substantial portion of our revenues to be derived from PGW, and therefore our revenues have been and will continue to be directly tied to the business and operations of PGW. PGW is New Zealand’s leading provider of agricultural services and its business is spread across the agriculture, livestock, merchandising, insurance, real estate, irrigation and pumping and financial services sectors, all of which may be subject to various risks and factors beyond our control. If PGW’s business and operations are not as successful as we expect or its revenues do not reach levels that we expected when we acquired our shareholding in it, or if PGW’s business and operations are disrupted by changes to its key management without suitable replacements, our results of operations and financial condition may be materially and adversely affected.

We are dependent on the rural sectors in the markets where PGW operates.

Our revenues and results of operations depend significantly on the prospects of the New Zealand, Australian and South American rural sectors where PGW operates.  Our prospects also depend to a significant extent on positive farmer sentiment both in New Zealand and the other countries where PGW operates, which can be affected by a wide range of factors outside our control.  The following are key factors and risks that can have a material impact on the performance of the rural sector and farmer sentiment and in turn PGW’s business performance:

•	Fonterra milksolids payout: The dairy sector in New Zealand is heavily influenced by the Fonterra payout announcements each year, which determine dairy farmers’ cash flows and returns for the upcoming season. Farm financial performance is heavily determined by this metric and drives on-farm investment and expenditure decisions and subsequent demand for PGW’s products and services.

•	Climate conditions: The rural sectors in the markets where PGW operates are exposed to volatile climate conditions, particularly given the adverse effects on farming caused by droughts or floods. The Australian rural sector is particularly susceptible to drought, which has the potential to result in a material adverse impact on that country’s agricultural revenue.

•	Commodity price and volume: Prices and sales volumes for agricultural commodities such as lamb, beef, wool and dairy products are key factors affecting farm financial performance. Farm financial performance dictates farmer expenditure, which significantly influences demand for PGW’s products and services and, in turn, our revenues and results of operations.

•	Regulatory changes: Changes to the regulatory structure of the New Zealand, Australian or South American rural economies could either expand or reduce the range of products and services required by farmers and other rural sector participants.

•	Animal health and crop conditions: An outbreak of animal or crop disease may dramatically reduce production or restrict the ability of PGW’s clients to sell their stock or production on domestic and international markets.

•	International trade barriers: Barriers in the form of foreign government subsidies and quota restrictions can restrict the ability of New Zealand, Australian and South American industries to sell their agricultural commodities in international markets and can also affect the price at which such commodities are sold.

•	Environmental regulations: Changes to environmental regulations and the resulting compliance burdens on PGW or its customers could adversely impact PGW’s future performance.

Our ability to cause PGW to act solely in our interest may be restricted by agreements with the minority shareholders of Agria Asia Investments Limited and other factors.

We control PGW through our majority ownership of Agria Asia Investments Limited, or Agria Asia, which indirectly holds a 50.22% shareholding in PGW. However, we have entered into shareholder agreements with Ngai Tahu Capital Limited, or Ngai Tahu, and New Hope International (Hong Kong) Limited, or New Hope International, the minority shareholders of Agria Asia, which contain provisions protecting the rights of minority shareholders, including those that would require the unanimous shareholder approval for certain decisions. Additionally, certain decisions with respect to PGW may require super-majority shareholder approval, which our 50.22% shareholding does not ensure. Furthermore, we may be ineligible to vote on related party transactions between PGW and us, and such related party transactions may not be approved by PGW’s remaining shareholders. As such, restrictions on our ability to exercise control over PGW may adversely affect our business, results of operations and financial condition.

PGW is subject to regulatory oversight in its business operations and as a listed issuer.

PGW is subject to regulatory oversight both in its business operations and as a listed issuer on the New Zealand Stock Exchange.  PGW’s businesses are required to comply with a wide range of New Zealand statutory and regulatory requirements.  A material failure to comply with these requirements could cause material damage to PGW’s reputation and expose PGW to the risk of financial or other penalties. Additionally, the introduction of new, or the variation of existing, standards and regulations in the countries in which PGW operates may require changes to its methods of operation, product performance or specifications.  Any such changes are likely to require capital and other expenditures to be incurred by PGW and us to meet any new compliance requirements.

PGW is subject to movements in raw material prices and relies on key suppliers for its raw materials.

PGW is subject to movements in the underlying prices for the raw materials used in the manufacture of its products, commodities related to the distribution of its products and for commodities sold through its stores. Increases in these raw material and commodity prices may adversely affect PGW’s profitability, which will adversely affect our results of operations. We and PGW may not be able to pass on increased costs to consumers, which may have a material adverse effect on our profitability and results of operations.

Additionally, PGW has key suppliers of raw materials, products and services in several of the markets which it serves. PGW does not have long-term supply contracts with all of its key suppliers. If any of these key suppliers become unable or unwilling to supply PGW with its products at commercially acceptable prices, or at all, PGW’s business and our results of operation may be materially and adversely affected.

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

We are required to hold a variety of permits and licenses to conduct our corn seed and seedling businesses in China. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

Our growth prospects may be affected if we are unable to obtain extensions to or additional capital to finance new acquisitions or existing facilities used to make historical acquisitions.

We may require additional cash resources in order to make acquisitions. In general, we do not know the cost of an acquisition until we analyze the opportunity, complete due diligence and begin negotiations. If the cost of any such acquisition exceeds our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or borrow under credit facilities. The sale or issuance of additional equity securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, both Agria Asia, our subsidiary that ultimately holds our investment in PGW, and PGW had substantial indebtedness as of the date of this annual report. Depending on the amount and timing of cash flows arising from its indirect holding in PGW, we may need to refinance some or all of the debt in Agria Asia. Furthermore, New Hope International has the right to sell its shares in Agria Asia to Agria Group Limited, or Agria Group, on the terms and conditions provided in the shareholders agreement at a certain repurchase price determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. The obligation of Agria Group in connection with this put option held by New Hope International may be on terms that are not commercially favorable to us. Additionally, we funded our equity investment in Agria Asia through letters of credit and bank loans secured by our RMB cash deposits. Our existing debt may also have an adverse effect our ability to obtain financing in amounts or on terms acceptable to us, if we are able to obtain financing at all.

We funded the acquisition of PGW partly through debt that matures between October 2012 and February 2014, and partly through equity financing in Agria Asia Investments through New Hope International, which holds an option to require us to repurchase its shares in Agria Asia Investments between May 2013 and May 2014. In order to meet these repayment and repurchase obligations, we may need to extend our existing credit facilities or obtain new credit facilities. Additionally, with respect of our acquisition debt that matures in October 2012, which was provided by a bank loan from a New Zealand bank and a subordinated loan from Livestock Investment Corporation Limited, or LIC, we have received approval from the New Zealand bank to extend the terms of our remaining loan and are in the process of negotiating suitable arrangements with LIC for the repayment of their subordinated loan or otherwise extend the loan consistent with the terms of subordination arrangements between us, the New Zealand bank and LIC. If we are unable to extend existing facilities or obtain new ones, we may be required to sell a portion of our shares in PGW, which may lead to us no longer consolidating PGW’s results of operation, which would in turn have a material impact on our future reported results of operation. We may also not be able to secure, repay or refinance debt incurred to fund acquisitions and purchases of equity interests, especially if the acquisition or equity interest purchase does not result in the benefits anticipated. As a result, our operating results and financial condition may be materially and adversely affected.

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

As of December 31, 2008, we and our independent registered public accounting firm identified a number of control deficiencies, including a material weakness, in our internal control over financial reporting. The material weakness observed was that controls designed to ensure that significant transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively. Additionally, our management concluded that our internal control over financial reporting was not effective as of December 31, 2009. When finalizing the financial statements for the year end December 31, 2009, our auditors identified a material misstatement from the misapplication of U.S. GAAP on the presentation of expenses, recorded by our consolidated affiliate, comprising impairment charges to damaged inventories and long-lived assets caused by extreme weather conditions, which constituted a material weakness. As a result, an audit adjustment was required to reclassify non-operating expenses to operating expenses. Management recorded the audit adjustment, which did not result in any change to net income reported by us. In response to these material weaknesses, our management took remediation measures in 2010, including strengthening our monitoring control over financial reporting, implementing a series of review and monitoring controls over the financial statement closing process, appointed external consultants with relevant expertise and experience in U.S. GAAP and internal control over financial reporting and strengthening our internal audit team. Management has tested the effectiveness of these newly implemented controls and found them to be operating effectively for a sufficient period of time to reduce the possibility of a material misstatement to less than a reasonably possible likelihood. As a result, management has concluded that, as of December 31, 2010, the material weakness disclosed in our Form 20-F for the year ended December 31, 2009 had been remediated. Our management has concluded that our internal control over financial reporting was effective as of June 30, 2012. See “Item 15. Controls and Procedures.”

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

We have adopted a share incentive plan and granted share options under the plan. We are required to account for share-based compensation in accordance with Accounting Standards Codification, or ASC, 718-10, “Compensation-Stock Compensation: Overall,” which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.

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

Risks Related to Doing Business in China

If the PRC government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with PRC governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

Fluctuation in the value of the Renminbi and other currencies may materially adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 29, 2012, the RMB appreciated by approximately 23.2% against the U.S. dollar, although the pace of appreciation was uneven during the period.

Our financial statements are expressed in Renminbi, which is our reporting currency. Our functional currency and the functional currency of Aero-Biotech Group Limited (currently known as Agria Group Limited), China Victory, Agria Hong Kong Ltd., or Agria Hong Kong, Agria Asia, Agria Biotech Overseas Ltd., or Agria Overseas, Agria Asia Investment and Agria (Singapore) Pte. Ltd., or Agria Singapore, is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and our variable interest entities is the Renminbi. The revenues and most of the expenses of our China Seeds division, which are derived from Guanli, our consolidated affiliated entity, are denominated in Renminbi. To the extent that we need to convert US dollars into Renminbi for our operations, appreciation of the Renminbi against the US dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into US dollars for the purpose of dividend distribution or for other business purposes, appreciation of the US dollar against the Renminbi would negatively affect the US dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.

PGW uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. However, limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Additionally, the effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. Additionally, we are exposed to fluctuations in the value of the New Zealand dollar, the Australia dollar and the Euro through our subsidiary PGW. As a result, fluctuations in exchange rates may materially adversely affect your investment.

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

Based on the market price of our ADSs and the value and composition of our assets, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2012. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are a PFIC during any taxable year during which you hold ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

As of the date of this annual report, our principal shareholder, Mr. Guanglin Lai, beneficially owned 43.9% of our total outstanding shares with another 20.6% owned by the next three biggest shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

We are a Cayman Islands company and most of our assets are located outside of the United States. We conduct most of our operations are in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.

Our ADSs may not comply with the minimum listing requirements of the New York Stock Exchange. Delisting could adversely affect the liquidity of our ADSs and the market price of our ADSs could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Our ADSs are currently listed on the New York Stock Exchange. The New York Stock Exchange has minimum requirements that a company must meet in order to remain listed on the New York Stock Exchange. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. On June 27, 2012, we received notice from the NYSE that the price of our ADSs was below listing requirements. We have six months from receipt of the notification to bring our ADS price and average ADS price back above $1.00. We previously fell below NYSE minimum requirements in July 2011 and regained compliance in October 2011. If our ADSs are delisted as a result of our failure to comply with any of the New York Stock Exchange’s minimum listing requirements, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations in China and internationally. Our China operations are primarily undertaken through our wholly-owned subsidiaries and through our contractual arrangements with Guanli, our consolidated affiliated entity. Our international operations are undertaken through our majority shareholding in PGW, New Zealand’s largest agricultural services company.

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

We formed Southrich Limited, a wholly-owned subsidiary of Agria Group, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010. Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia . In January 2011, Agria Singapore made a partial takeover offer to the shareholders of PGW to acquire an additional 31.0% of the shares in PGW at an offer price of NZ$0.60 per share. On April 29, 2011, we completed this acquisition and increased our shareholding of PGW to 50.01%. In April 2011, New Hope International invested $20 million in the equity of Agria Asia, upon which our equity interest in Agria Asia was 88.05%. In April 2011, we also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia to Ngai Tahu. This sale was completed in July 2011, and our equity interest in Agria Asia decreased to 80.81%.

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

In September 2010, we acquired a 49% equity stake in Ganxin for RMB40.0 million. Ganxin is a corn seed research, development, production and sales company based in the Gansu Province of China.

In August 2011, we sold our subsidiary, PGG Wrightson Finance Limited, or PWF, to Heartland Building Society, or Heartland, for NZ$98.2 million ($78.8 million), to the value of the adjusted net tangible assets of PWF as the settlement date. As part of this transaction and simultaneously with the completion of this transaction, we agreed to purchase 13,333,333 shares in Heartland New Zealand Limited for NZ$0.75 ($0.60) per share. Additionally, in connection with this transaction, PWF transferred certain excluded loans to PGW’s wholly-owned subsidiary, PGW Rural Capital Limited, which is working to realize or refinance these facilities over the short to medium term. Finally, as part of this transaction, PGW provided a guarantee with respect to certain loans acquired by Heartland with a total value of approximately NZ$29.0 million ($23.3 million) as of June 30, 2012. The guarantee is contingent upon individual loans becoming impaired and put back to PGW during the three year guarantee period.

In September 2011, we disposed of our 50% interest in Velvet Logistics Limited for NZ$1,000 ($802). In December 2011, we disposed of our 33% interest in NZ Velvet Marketing Company Limited for nil consideration. The disposal costs of exiting these investments were $0.3 million.

In July 2012, we acquired 100% of Xinjiang Ruide Ltd, a corn seed producer based in Xinjiang province, China as a production base for our NongKeYu seeds. The total consideration payable was RMB17.0 million ($2.7 million), of which RMB4.0 million ($0.6 million) had been paid as of the date of this annual report.

In August 2012, our subsidiary Agri-feeds Limited, or Agri-feeds, entered into an incorporated joint venture for the molasses liquid feed business. This transaction involved our divestiture of certain assets, including intangibles from Agri-feeds, into the joint venture company, 4Seasons Feeds Limited, which will create a molasses supply chain that will import, transport and distribute molasses through the former Agri-feeds channel. Agri-feeds is included in our International Seeds segment for reporting purposes.

B. Business Overview

Overview

We are an agriculture company with operations in China and internationally. We operate three principal business lines: China seeds, international seeds and AgriServices. We operate our China seeds business through our PRC subsidiaries, which engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. We operate our international seeds and AgriServices businesses through our subsidiary PGW, New Zealand’s largest agricultural services company. Our total revenues increased from RMB29.0 million in the year ended December 31, 2010 to RMB6,918.8 million ($1,089.1 million) in the year ended June 30, 2012. We had a net loss attributable to shareholders of RMB59.2 million in the year ended December 31, 2010, compared to a net loss attributable to shareholders of RMB15.9 million ($2.5 million) in the year ended June 30, 2012.

China Seeds

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

We hold a 49% equity interest in Ganxin, which was established in January 2005 in Wuwei, Gansu Province. Ganxin serves as one of our production bases for our field corn seed products.

We conduct research and development and sales of vegetable seeds through BeOK. BeOK was established in August 2008 in Tianjin. In January 2010, we acquired 100% of BeOK’s equity for a cash consideration of RMB1 million.

In October 2009, we entered into an investment agreement with CNAAS and its affiliates, under which we agreed to invest RMB35.0 million (of which RMB11.0 million has been paid as of June 30, 2012) for 53.84% of equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates. Zhongnong’s business is to hold the priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.

In March 2011, we established Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, China, for an initial investment of RMB1.11 million. This new company began operations in a seeds business in Shanxi. However, as we were unable to reach a commercially viable long-term supply arrangement with our primary supplier, we ceased operations of this entity in June 2012.

In July 2012, we committed RMB6.4 million ($1.0 million) to enter into a 55% owned joint venture named Zhuhai Agria NKY Seeds Ltd., which will expand our China edible seeds operations into the sweet corn segment, which is popular in southern China.

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

In July 2012, we commenced the purchase and sales of corn seeds produced by Xinjiang Ruide Ltd, a corn seed producer based in Xinjiang province, China. In August 2012, we acquired 100% of Xinjiang Ruide Ltd. to serve as an additional production base for our NongKeYu seeds. In January 2012, following commencement of purchase arrangements with Xinjiang Ruide Ltd., we suspended our exclusive sales agreement with Ganxin.

Xinjiang Ruide Ltd. and Ganxin provide parent seeds to village collectives through arrangements where it leases land from local village collectives and distributes corn seeds within the village collectives. The village collectives in turn arrange for the farmers in the village to work on the land and produce corn seeds under the terms of our contractual arrangements. Cash advances are generally provided to the farmers for their purchase of fertilizer and other production materials. At the end of each growing season, Xinjiang Ruide Ltd. and Ganxin purchase the seeds that the village collectives produce on the leased land and deduct payment for the parent seeds and other advances provided.

We operate our edible corn seed business through Nong Ke Yu and our vegetable seed business through BeOK, both of which use outsourced production models. In 2010 we outsourced production of edible corn seeds to two production companies in Gansu, one of which is Ganxin, and one production company in Xinjiang which we acquired in January 2012, and we outsourced production of vegetable seeds to one production company in each of Shandong, Tianjin and Inner Mongolia. Under these contractual outsourcing arrangements, we provide parent seeds, technical guidance and supervision to farmers and agree to buy the seeds from them at harvest. We processed and packaged these seed products and sold them to local and regional distributors. Our pipeline edible corn seed products won three of the top four positions at China’s 7th National Edible Corn Conference in 2011 out of 160 edible corn seed varieties. Our sticky edible corn seeds business focuses on the North China market, while our sweet edible corn seeds business focuses on the South China market and is under development by Zhuhai Agria NKY Seeds Ltd., our joint venture entity.

Through our relationship with Zhongnong and CNAAS, we were licensed the commercial rights to Zhong Dan 909, a high-yield, anti-viral, anti-insect field corn seed variety. ZhongDan909 was launched in October 2011, and for the past two years was ranked as the number one field corn variety in national certification tests held by the PRC Ministry of Agriculture.

Sales and Marketing

We market our seed products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers.

Our field corn seeds are primarily sold to distributors, who in turn sell them to the farmers. As of June 30, 2012, we had approximately 285 field corn seed products distributors in China, who usually place orders two months before deliveries. Our edible corn seeds are primarily sold to distributors, who in turn sell them to farmers or processing factories. As of June 30, 2012, we had approximately 160 edible corn seed products distributors and 444 processing factory customers in China. Sales of both our field corn seeds and edible corn seeds are primarily conducted by Nong Ke Yu. Our vegetable seeds are primarily sold to distributors, who in turn sell them to farmers. As of June 30, 2012, we had approximately 71 vegetable seed products distributors in China. We sell varieties of vegetable seeds in nine categories, including broccoli, celery, chili, Chinese cabbage, cucumber and tomato.

As of June 30, 2012, our sales and marketing team comprised 32 employees.

Research and Development

We conduct research and development primarily in cooperation with our associate Zhongnong and with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies and varieties of corn from third parties.

Our research and development team currently consists of 15 research professionals and staff who work in conjunction with us and CNAAS and an additional nine research professionals and staff employed by Zhongnong. We have experimental breeding and testing bases for new corn varieties in Beijing and Hainan for our edible corn seeds business and in Beijing, Hainan and Shanxi for our field corn business.

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

As of June 30, 2012, through acquisitions and self-development efforts, we own the rights to three proprietary edible corn seed varieties, namely JKN2000, JKN120 and JingZiNuo218. In 2011, we acquired the rights to two proprietary field corn seeds varieties, namely BaYu11 and ZhongDan909. Ganxin is currently applying for the proprietary right for JiXiang No. 1, a field corn seed variety. We also employed a breeder to carry out our own breeding programs. We have established 92 testing sites for testing and selection of new varieties.

International Seeds

We conduct our international seeds business through our subsidiary PGW, New Zealand’s leading provider of agricultural services to growers, farmers and processors in New Zealand and internationally. PGW has more than 2,100 employees and its revenues amounted to over NZ$1.3 billion for the fiscal year ended June 30, 2012. PGW has two major business divisions: AgriTech, which engages in the seed, nutrition and grain businesses, and AgriServices, which engages in merchandising, livestock, insurance, real estate, irrigation and pumping and PWF. PGW’s AgriTech division comprises the following businesses:

Seeds

PGW’s seed business is the largest southern hemisphere supplier of commodity and proprietary forage seed primarily to New Zealand, Australia, South America and various international markets. PGW’s seed product range includes grass seeds, seed treatment products, forage legumes, forage brassicas, herb seeds, pea seeds and turf seeds. PGW is a market leader in New Zealand in forage, brassicas and turf, in Australia in proprietary and commodity forage products and a strong presence in South America through various investments in Uruguay, Argentina and Brazil. PGW’s seed products are focused on improving overall farm productivity and performance. The business is also involved in the turf seeds market in New Zealand and Australia for application in sports grounds, parks and lawns. The seeds division is supported by a strong research base and commercializes new products through internal research and development, breeding and evaluation programs and joint venture research partnerships. The seeds business has a number of proprietary seeds that provide superior margins. In addition, it has a large number of new cultivars in development.

Nutrition

The nutrition business, or Agri-Feeds, is a leading importer and wholesaler of liquid animal feeds based on sugar cane molasses. Agri-Feeds also manufactures and supplies products for treating facial eczema in livestock. In August 2012, our subsidiary Agri-feeds entered into an incorporated joint venture for the molasses liquid feed business. This transaction involved our divestiture of certain assets, including intangibles from Agri-feeds, into the joint venture company, 4Seasons Feeds Limited, which will create a molasses supply chain that will import, transport and distribute molasses through the former Agri-feeds channel.

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

AgriServices

We conduct our AgriServices business through PGW’s AgriServices division, which focuses on the end customer and PGW’s distribution network. The AgriServices business provides complimentary agricultural products and services to New Zealand customers and international distributors. The AgriServices division includes the following products and services:

Rural Supplies

PGW’s rural supplies business provides goods and services to the rural sector, including agri-chemicals, stockfeed and fencing. Currently, on-farm technical sales representatives providing advice and technical assistance in conjunction of product orders account for approximately 70% of revenue from the rural supplies business, and network of 91 retail stores in New Zealand account for the remaining 30% of revenue. The rural supplies business currently has approximately 350 employees and 40,000 customer accounts across New Zealand.

Fruitfed Supplies

PGW’s fruitfed supplies business is a horticulture service and supply business providing grower clients with agronomic advice, technical expertise and products such as chemicals, fertilizers, pollination products and frost protection products. The fruitfed supplies business is run through 18 retail outlets in New Zealand supported by 60 technical field staff that provide advice on soil, irrigation design, pest and disease identification, treatment plans and monitoring systems.

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

PWF

PWF is a non-bank specialist rural finance company offering a range of financial products and services including term loans, seasonal finance, livestock, wool, crop and farm input advances. We disposed of PWF in August 2011.

Structure of our investment in PGW

In October 2009, we entered into agreements to invest in and form a strategic partnership with PGW. Between November 2009 and December 2009, through equity purchases and participation in a rights issue, we invested a total of NZ$83.9 million and acquired a 19.01% stake in PGW. This stake was held by Agria Singapore, a wholly owned subsidiary of Agria Asia, which in turn was a 100% owned subsidiary of Agria.

On January 15, 2010, pursuant to a subscription agreement dated November 18, 2009, we subscribed for convertible redeemable notes issued by PGW in an aggregate principal amount of approximately NZ$33.8 million. This note was held by Agria Asia and was redeemed for 102% of its face value in cash in December 2011.

In January 2011, Agria Singapore made a partial takeover offer for an additional 31.0% of the shares in PGW at the offer price of NZ$0.60 per share to in order to bring its total shareholding in PGG Wrightston to 50.01%. The total consideration paid by Agria Singapore, excluding transaction expenses for the shares acquired under the partial offer, was NZ$141.0 million.

Between January 2011 and April 2011, Agria Group, Agria Asia and Agria Singapore entered into a number of financing arrangements between ourselves and also with New Hope International, a subsidiary of New Hope Group to provide equity funding to Agria Singapore to complete such partial takeover. Agria Asia and its wholly owned subsidiaries also raised bank acquisition finance and debt from New Zealand-based LIC, who agreed to support our partial takeover offer.

Under our equity funding arrangements, in addition to the 19.01% stake in PGW already owned by Agria Singapore and the convertible redeemable notes held by Agria Asia, Agria Group subscribed for additional equity in Agria Asia valued at $55.3 million for a combination of cash, expenses already incurred on behalf of Agria Asia and expenses that we agreed to incur on behalf of Agria Asia. At the date of completion of the partial offer we held 88.05% of Agria Asia.

Under New Hope International’s equity funding arrangements, New Hope International subscribed for equity in Agria Asia valued at $20.0 million for cash. New Hope International hold 11.95% of Agria Asia.

In April 2011, we also entered into a share purchase agreement with Ngai Tahu, a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures. In July 2011, Ngai Tahu purchased from us 7.24% of the total shares of Agria Asia for a consideration of NZ$15.0 million ($11.5 million). After the completion of this sale, the equity interest in Agria Asia was as follows:

%
Agria Group	80.81
New Hope International	11.95
Ngai Tahu	7.24

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

Divestiture of P3A

Historically, our principal operating entity was P3A, which had three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance had declined since 2007. On June 29, 2010, we announced we had reached an agreement in principle to divest P3A to Mr. Zhixin Xue, the president and a director of P3A. On July 9, 2010, our audit committee approved the transaction and we entered into definitive agreements to divest P3A, to Mr. Zhixin Xue. The divestiture of P3A was completed in July 2010.

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

Investments and Strategic Partnerships

In September 2009, we entered into an agreement to acquire Nong Ke Yu. Under the terms of the agreement, Guanli, our consolidated affiliated entity acquired 100% of the equity of Nong Ke Yu for RMB5.0 million. Previously, in June 2008, we had purchased the production and sales rights to two corn seeds owned by Nong Ke Yu, JKN2000 and JKN120.

In October 2009, we entered into a strategic co-operation framework agreement with CNAAS, which provides for future co-operation across the spectrum of agricultural research. In October 2009, we agreed to invest RMB35 million in Zhongnong a seed company based in China, for a 53.84% equity interest in Zhongnong. As of December 31, 2010, we had invested RMB7 million in Zhongnong. Zhongnong’s business is to hold the priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization.

In January 2010, we entered into an agreement to acquire 100% of the equity of BeOK for RMB1.0 million. BeOK is primarily engaged in the research and development and sale of vegetable seeds and is based in Tianjin.

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

In July 2012, we acquired 100% of Xinjiang Ruide Ltd, a corn seed producer based in Xinjiang province, China, as a production base for our NongKeYu seeds. The total consideration payable was RMB17.0 million ($2.7 million), of which RMB4.0 million ($0.7 million) had been paid as of the date of this annual report.

Intellectual Property

We conduct research and development primarily in cooperation with our associate Zhongnong and with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our international seeds business segment, including its turf division, which is supported by a strong research base and commercializes new products through internal R&D, breeding and evaluation programs and joint venture research partnerships.

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

On June 7, 2011, the court granted final approval of the settlement and entered a final judgment resolving the case. The settlement amount is within the limit of our applicable insurance policies, and the settlement did not have any impact on our financial position, results of operation or cash flows.

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

Foreign Ownership Restrictions in the Seed Industry

The PRC restricts foreign ownership of domestic businesses engaged in the seed industry. According to the Foreign Investment Industrial Guidance Catalogue, the latest revision of which became effective on January 30, 2012, the selection and breeding of new breeds of crops and the development and production of seeds fall into the category of a restricted foreign investment industry. In addition, the breeding and planting of China’s rare and peculiar breeds (including quality gene cultivation, animal husbandry and aquatic products) and the production and development of genetically modified plant seeds, breeding livestock and poultry and aquatic seedlings are considered prohibited foreign investment industries. PRC law currently prohibits a foreign entity or person from owning over 50% of any seed development and production business in China and prohibits a foreign entity or person from owning any sheep business in China.

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

M&A Rule

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that CSRC approval was not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2012:

40

We conduct our business in China through contractual agreements with our consolidated affiliated entities, Guanli, Shenzhen Agria Agricultural Co., Ltd., or Agria Agriculture, and Shenzhen Zhongyuan Agriculture Co., Ltd., or Zhongyuan, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with Guanli, Agria Agriculture and Zhongyuan and their respective shareholders enable us to:

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

D. Property, Plant and Equipment

We invested in Ganxin in September 2010 to make it the primary production base for our field corn seed products. In the year ended June 30, 2012, Ganxin had access to approximately 5,410 acres of farmland in Gansu Province for the production of corn seeds of which approximately 1,200 acres was used for production of our field corn seed and approximately 400 acres was used for production of our edible corn seed with the remainder used to produce corn seed for third parties.

P3A, which we divested in July 2010, entered into long-term lease agreements with local government and village collectives for approximately 13,500 acres of land with remaining durations of approximately 8 to 26 years and all rental payments was prepaid in full. P3A had previously used this land for sheep breeding. As part of the divestiture of P3A, we retained our interest in this land. We are not currently using this land, although we are assessing appropriate revenue generating opportunities for this land.

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

	For the Year Ended December 31,				For the Year Ended June 30,			For the Six Months Ended June 30,
	2009		2010		2012			2010		2011
	RMB	% of Revenues	RMB	% of Revenues	RMB	$	% of Revenues	RMB	% of Revenues	RMB	% of Revenues
								(unaudited)
	(In millions, except percentage)
Revenue	3.0	100	29.0	100	6,918.8	1,089.1	100.0	21.5	100	1,026.2	100
Cost of revenue	(5.3)	(175.4)	(17.3)	(59.8)	(5,383.1)	(847.3)	(77.8)	(12.7)	(58.9)	(779.1)	(75.9)
Gross profit	(2.3)	(75.4)	11.7	40.2	1,535.7	241.7	22.2	8.8	41.1	247.1	24.1
Operating expenses:
Selling, general and administrative expenses	(89.6)	(2,974.4)	(98.7)	(340.0)	(1,361.2)	(214.3)	(19.7)	(49.2)	(228.7)	(271.1)	(26.4)
Research and development expenses	(1.2)	(38.4)	(0.1)	(0.4)	(32.0)	(5.0)	(0.5)	(0.0)	(0.1)	(7.0)	(0.7)
Total operating expenses	(90.8)	(3,012.8)	(98.8)	(340.4)	(1,393.2)	(219.3)	(20.2)	(49.2)	(228.8)	(278.1)	(27.1)
Operating profit/(loss)	(93.0)	(3,088.2)	(87.1)	(300.1)	142.5	22.4	2.1	(40.4)	(187.7)	(31.1)	(3.0)
Other income (expenses):
Interest income	8.5	281.7	22.4	77.3	57.5	9.1	0.8	6.5	30.1	14.1	1.4
Interest expense	(0.0)	(1.3)	(2.3)	(7.8)	(118.5)	(18.7)	(1.7)	(1.7)	(7.8)	(22.3)	(2.2)
Exchange gain/(loss)	(16.6)	(551.0)	(2.8)	(9.8)	9.2	1.4	0.1	(4.9)	(22.7)	(12.8)	(1.2)
Unrealized (loss) gain in investment	(0.6)	(18.2)	1.9	6.7	—	—	—	(65.1)	(302.6)	55.5	5.4
Other expense	(0.0)	(1.1)	(1.3)	(4.6)	(35.4)	(5.6)	(0.5)	(0.1)	(0.7)	(3.2)	(0.3)
Other income	2.8	92.9	20.6	71.1	29.1	4.6	0.4	1.9	9.0	2.3	0.2
Income/(loss) from equity investments	—	—	(2.2)	(7.7)	(1.9)	(0.3)	(0.0)	(0.0)	(0.0)	10.2	1.0
Income/(loss) before income tax	(99.0)	(3,285.2)	(50.8)	(174.9)	82.3	13.0	1.2	(103.8)	(482.4)	12.7	1.2
Income tax	(10.9)	(362.3)	(7.1)	(24.5)	(13.6)	(2.1)	(0.2)	(0.1)	(0.6)	1.1	0.1
Income/(loss) from continuing operations	(109.9)	(3,647.5)	(57.9)	(199.4)	68.7	10.8	1.0	(103.9)	(483.3)	13.8	1.3
Income (loss) from discontinued operations	(25.4)	(842.3)	(1.3)	(4.5)	—	—	—	(1.3)	(6.1)	(2.9)	(0.3)
Net income /(loss)	(135.3)	(4,489.8)	(59.2)	(203.9)	68.7	10.8	1.0	(105.2)	(489.2)	11.0	1.1
Less net income, or addition of net loss, attributable to the non controlling interest	—	—	—	—	(84.6)	(13.3)	(1.2)%	—	—	7.4	(0.7)
Net income (loss) attributable to the Company	(135.3)	(4,489.8)	(59.2)	(203.9)	(16.0)	(2.5)	(0.2)%	(105.2)	(489.2)	18.4	1.8

Revenues

Our revenues increased by 23,757.9% from RMB29.0 million in the year ended December 31, 2010 to RMB6,918.8 million ($1,089.1 million) in the year ended June 30, 2012 primarily due to this fiscal year being the first full year that we have consolidated PGW’s operating results since the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Additionally, the increase in our revenues during this period was attributable to the growth of our China seeds business compared with the year ended December 31, 2010.

Our revenues increased by 4,673.0% from RMB21.5 million in the six months ended June 30, 2010 to RMB1,026.2 million in the six months ended June 30, 2011, primarily due to our consolidation of PGW’s operating results upon the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Although we only consolidated revenues for the two month period from April 30, 2011, the date of closing of the investment, to June 30, 2011, our consolidation of PGW’s operating results led to a significant increase in our reported revenue. Additionally, the increase in our revenues during this period was attributable to the growth of our existing edible corn seed business and the commencement of sales of field corn seeds.

Our revenues increased by 863.2% from RMB3.0 million in the year ended December 31, 2009 to RMB29.0 million in the year ended December 31, 2010, primarily due to (i) the full year revenue contribution in 2010 from our acquisition of Nong Ke Yu, which was completed in September 2009, (ii) the revenue derived from our exclusive sales agency arrangement with our 49% owned associate Ganxin, and (iii) the part year contribution in 2010 from our acquisition of BeOK, a company engaged in research, production and marketing of vegetable seeds.

Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. As a result, our revenue has been recast to remove costs of P3A revenue in the years ended December 31, 2009 and 2010 and in the six months ended June 30, 2010.

The following table sets forth revenues in absolute terms and as a percentage of our total revenues for each of our segments for each of the periods indicated:

	For the Year Ended December 31,				For the Year Ended June 30,			For the Six Months Ended June 30,
	2009		2010		2012			2010		2011
	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	Revenue ($ millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue
China seeds	3.0	100.0	29.0	100.0	52.8	8.3	0.8	21.5	100.0	60.8	5.9
International seeds	—	—	—	—	2,235.6	351.9	32.3	—	—	353.1	34.4
AgriServices	—	—	—	—	4,630.4	728.9	66.9	—	—	612.3	59.7
Total	3.0	100.0	29.0	100.0	6,918.8	1,089.1	100.0	21.5	100.0	1,026.2	100.0

China Seeds Revenues

We have generated revenues from the sale of edible corn seed products since we acquired Nong Ke Yu in September 2009. We have generated revenues from the sale of vegetable seed products since we acquired BeOK in January 2010. We have also generated revenues from the sale of field corn seed products since we invested in, and entered into an exclusive sales agency agreement with Ganxin in September 2010. In January 2012, Nong Ke Yu commenced production and sales of field corn sales produced by Xinjiang Ruide Ltd., at which time we suspended our exclusive sales agency agreement with Ganxin.

The following table sets forth our seed sales volume and revenues, in absolute amounts and as percentages of our total revenues, for each of the seed product categories as well as our royalty income for the periods indicated:

	For the Year Ended December 31,				For the Year Ended June 30,
	2009		2010		2012
	Revenue (RMB millions)	% of Total Revenues	Revenue (RMB millions)	% of Total Revenues	Revenue (RMB millions)	Revenue ($ millions)	% of Total Revenues

Edible corn seeds	0.0	0.4	28.7	99.0	27.0	4.2	0.4
Field corn seeds	—	—	0.0	0.0	25.3	4.0	0.4
Vegetable seeds	—	—	0.3	1.0	0.5	0.1	0.0
Royalty income	3.0	99.6	—	—	—	—	—
Total	3.0	100.0	29.0	100.0	52.8	8.3	0.8

	For the Six Months Ended June 30,
	2010		2011
	Revenue (RMB thousands)	% of Total Revenues	Revenue (RMB thousands)	% of Total Revenues

Edible corn seeds	21.3	99.1	26.7	2.6
Field corn seeds	—	—	34.1	3.3
Vegetable seeds	0.2	0.9	0.0	0.0
Royalty income	—	—	—	—
Total	21.5	100.0	60.8	5.9

Revenues from our China seed segment increased by 82.1% from RMB29.0 million in the year ended December 31, 2010 to RMB52.8 million ($8.3 million) in the year ended June 30, 2012, primarily due to the commencement of production and sales of field corn seeds by Nong Ke Yu in November 2011. Revenues from our China seed segment increased by 182.8% from RMB21.5 million in the six months ended June 30, 2010 to RMB60.8 million in the six months ended June 30, 2011, primarily due to increases in sales volume and average selling prices of our categories of seed products. Revenues from our China seed segment increased by 863.2% from RMB3.0 million in the year ended December 31, 2009 to RMB29.0 million in the year ended December 31, 2010, primarily due to our acquisitions of Nong Ke Yu and BeOK and our investment in Ganxin.

Revenues from our edible corn seeds business decreased by 5.9% from RMB28.7 million in the year ended December 31, 2010 to RMB27.0 million ($4.2 million) in the year ended June 30, 2012, primarily due to certain of our food manufacturing customers holding higher inventory levels at the beginning of the sales season than in previous years and therefore reducing the quantity of seeds purchased during that year. Additionally, stronger market prices in the prior year encouraged our competitor seed companies to increase their production in the year ended June 30, 2012, resulting in increased competition and reduced revenues in this business.

Revenue from our edible corn seeds business increased 25.3% from RMB21.3 million in the six months ended June 30, 2010 to RMB26.7 million in the six months ended June 30, 2011, primarily due to increases in sales volume and average selling prices of our categories of seed product. The increases in average selling prices were in line with increases in prevailing market prices which in turn led to our customers purchasing more seeds than they typically required to hedge against increasing prices in the future.

Revenue from our edible corn seeds business increased from RMB0.01 million in the year ended December 31, 2009 to RMB28.7 million in the year ended December 31, 2010. This was driven by an increase in our sales volume, caused by the acquisition in September 2009 of Nong Ke Yu, an edible corn seeds business engaged in research and development, production, distribution and sales of seeds for edible corn for human consumption. Due to the seasonal nature of this business and the timing of the acquisition, revenue derived from Nong Ke Yu in 2009 was very low. However, in 2010, we benefited fully from Nong Ke Yu’s business and operations. Additionally, the average selling price of our edible corn seeds increased in line with a general increase in market prices for corn seeds in 2010.

Revenues from our field corn seeds business started when we entered our exclusive sales agreement with Ganxin, our 49% owned investment, in October 2010. In November 2011, Nong Ke Yu, our 100% owned subsidiary, commenced sales of its own produced field corn seeds and we suspended our exclusive sales agreement with Ganxin.

Revenues from our field corn seeds business totaled RMB25.3 million ($4.0 million) in the year ended June 30, 2012. Revenues from our field corn seeds business totaled RMB34.1 million in the six months ended June 30, 2011. The above analysis excludes sales made by Ganxin, our 49% owned investment, which predominantly produces and sells field corn seed and is accounted for as an equity investment.

Our vegetable seeds business remained immaterial to our revenues and results of operations in the year ended June 30, 2012, as our sales and production efforts in the China seeds market were focused on edible and field corn seeds, where we see greatest opportunity for growth of our business.

Revenue generated from our China seed business in 2009 included a royalty income of RMB3.0 million from Nong Ke Yu, relating to the purchase and subsequent rental of production and sales rights to two corn seeds JKN2000 and JKN120 for the period prior to the acquisition of Nong Ke Yu.

International Seeds Revenues

We have generated revenues from our international seeds business segment since April 30, 2011, the date we completed our partial takeover offer by Agria Singapore for PGW. International seeds revenues comprise sales generated by the following categories: (i) seed and grain revenue generated by our sales of forage seeds, turf and grain; (ii) agrifeeds revenue generated by our sales of liquid animal feeds and other nutritional animal products, including molasses; and (iii) South America agritech revenue, comprising sales of the above products to developing seed markets in South America.

The following table sets forth our international seeds revenue, in absolute amounts and as percentages of our total revenue, for each of the above operating units for the six months ended June 30, 2011. We generated no revenue from our international seeds business in the six months ended June 30, 2010 or in each of the two years ended December 31, 2010, as these periods were before the completion of our partial takeover offer for PGW.

	For the Six Months Ended June 30, 2011		For the Year Ended June 30, 2012
	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	Revenue ($ millions)	% of Total Revenue

Seed and grain	245.4	23.9	1,464.6	230.5	21.2
Agrifeeds	25.3	2.5	276.1	43.5	4.0
South America Agritech	82.3	8.0	494.9	77.9	7.2
Total	353.0	34.4	2,235.6	351.9	32.3

AgriServices Revenues

We have generated revenues from our AgriServices segment since April 30, 2011, the date we completed our partial takeover offer by Agria Singapore for PGW. AgriServices revenues comprise sales generated by the following categories: (i) merchandising revenue generated by our rural supplies and fruitfed retail activities via our chain of retail stores in New Zealand; (ii) livestock revenue generated by our rural livestock trading and livestock export activities; and (iii) other AgriServices revenue generated by our activities in insurance, real estate, irrigation and pumping, wool, training and consulting, as well as our activities supplying products and services to the Uruguayan rural services industry.

The following table sets forth our AgriServices revenue, in absolute amounts and as percentages of our total revenue, for each of the above categories of sales for the six months ended June 30, 2011. We generated no revenue from AgriServices in the six months ended June 30, 2010 or in each of the two years ended December 31, 2010, as these periods were before the completion of our partial takeover offer for PGW.

	For the Six Months Ended June 30, 2011		For the Year Ended June 30, 2012
	Revenue (RMB millions)	% of Total Revenues	Revenue (RMB millions)	Revenue ($ millions)	% of Total Revenues

Merchandising	314.8	30.7	3,069.8	483.2	44.4
Livestock	132.6	12.9	685.1	107.9	9.9
Other AgriServices	164.9	16.1	875.5	137.8	12.7
Total	612.3	59.7	4,630.4	728.9	66.9

Cost of Revenues and Gross Margins

Our cost of revenues increased by 31,016.2% from RMB17.3 million in the year ended December 31, 2010 to RMB5,383.1 million ($847.3 million) in the year ended June 30, 2012. Gross profit increased by 13,025.6% from RMB11.7 million in the year ended December 31, 2010 to RMB1,535.7 million ($241.7 million) in the year ended June 30, 2012. The increase in cost of revenues and gross profit was primarily due to this being the first full year that we have consolidated PGW’s operating results upon completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Additionally, the increase in our costs of revenues and gross profit during this period was attributable to the growth of our China seeds business compared with the year ended December 31, 2010.

Our cost of revenues increased by 6,034.6% from RMB12.7 million in the six months ended June 30, 2010 to RMB779.1 million in the six months ended June 30, 2011.  Gross profit increased by 2,708.0% from RMB8.8 million in the six months ended June 30, 2010 to RMB247.1 million in the six months ended June 30, 2011.  The increases in cost of revenues and gross profit were primarily due to our consolidation of the operating results of PGW, following the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. Although we only consolidated PGW’s operating results for the two month period from April 30, 2011, the date of closing of the investment, to June 30, 2011, our consolidation of PGW’s operating results led to a significant increase in our reported cost of revenues and gross profit.

Our cost of revenues increased by 228.2% from RMB5.3 million in the year ended December 31, 2009 to RMB17.3 million in the year ended December 31, 2010. We had a gross loss of RMB2.3 million in the year ended December 31, 2009, compared to a gross profit of RMB11.7 million in the year ended December 31, 2010.

Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. Therefore our cost of revenues has been recast to remove P3A revenues in each of the two years ended December 31, 2010 and in the six months ended June 30, 2010.

China Seeds Cost of Revenues and Gross Margins

Our cost of revenues for our China seeds segment primarily consists of the costs that we pay to companies to whom we outsource production of our seed products, depreciation of buildings and equipment and direct labor costs. At the beginning of each growing season, we provide parent seeds to production companies to grow for us under contractual arrangements, which detail the area of land, standard yield and quality requirements. We also provide advances to the production companies for their rental of land, payments to farmers, purchase of fertilizer and other production materials. At the end of the growing season, we take delivery of the seeds and undertake various sorting, selecting, coating and packaging processes to produce our finished goods.

In the year ended December 31, 2009, our cost of revenues for our China seeds segment primarily comprised the amortization of purchased technology know-how relating to two varieties of corn seeds, JKN 2000 and JKN 120. In the year ended December 31, 2010, since we no longer received royalty income from these corn seed varieties, the amortization of purchased technology know-how was charged to general and administrative expenses rather than cost of revenues.

The following table sets forth the cost of revenues, the gross profit and the gross margin for each of the seed product categories and of other costs of revenues (amortization of our purchased technology know-how) for the years indicated.

	For the Year Ended December 31,						For the Year Ended June 30,
	2009			2010			2012
	Cost of Revenue (RMB millions)	Gross Profit (RMB millions)	Gross Margin (%)	Cost of Revenue (RMB millions)	Gross Profit (RMB millions)	Gross Margin (%)	Cost of Revenue (RMB millions)	Cost of Revenue ($ millions)	Gross Profit (RMB millions)	Gross Profit ($ millions)	Gross Margin (%)
Edible corn seeds	0.0	0.0	38.5	17.1	11.6	40.4	14.1	2.2	12.9	2.0	47.8
Field corn seeds	—	—	—	0.0	0.0	4.3	18.6	2.9	6.7	1.1	26.5
Vegetable seeds	—	—	—	0.2	0.1	22.1	0.4	0.1	0.1	0.0	20.0
Other cost of revenues	5.3	(2.3)	(75.9)	—	—	—	—	—	—	—	—
Total	5.3	(2.3)	(75.4)	17.3	11.7	40.2	33.1	5.2	19.7	3.1	37.3

	For the six months ended June 30,
	2010			2011
	Cost of Revenue	Gross Profit	Gross	Cost of Revenue	Gross Profit	Gross
	(RMB millions)	(RMB millions)	Margin (%)	(RMB millions)	(RMB millions)	Margin (%)

Edible Corn Seeds	12.6	8.7	40.8	12.1	14.6	54.7
Field Corn Seeds	—	—	—	21.6	12.5	36.7
Vegetable Seeds	0.1	0.1	50.0	0.0	0.0	26.8
Total	12.7	8.8	40.9	33.7	27.1	44.6

Cost of revenues for our China seeds segment increased by 91.0% from RMB17.3 million in the year ended December 31, 2010 to RMB33.1 million ($5.2 million) in the year ended June 30, 2012. Gross profit for our China seeds segment increased from RMB11.7 million in the year ended December 31, 2010 to RMB19.6 million ($3.1 million) in the year ended June 30, 2012. Cost of revenues for our China seeds segment increased by 165.4% from RMB12.7 million in the six months ended June 30, 2010 to RMB33.7 million in the six months ended June 30, 2011. Gross profit for our China seeds segment increased by 208.0% from RMB8.8 million in the six months ended June 30, 2010 to RMB27.1 million in the six months ended June 30, 2011. The cost of revenues and gross profit of our China seeds segment during these periods were influenced by the cost of revenues and gross profits of each of the categories of seed products in this segment.

Cost of revenues for our edible corn seeds business decreased by 17.6% from RMB17.1 million in the year ended December 31, 2010 to RMB14.1 million ($2.2 million) in the year ended June 30, 2012. This was primarily due to improved production techniques reducing the proportion of sub-standard seeds produced. Cost of revenues for our edible corn seeds business decreased by 4.0% from RMB12.6 million in the six months ended June 30, 2010 to RMB12.1 million in the six months ended June 30, 2011. This was primarily due to our negotiation of preferential terms with the companies to whom we outsource seed production leveraged from higher order volume and occurred in spite of higher revenues for this business.

We began incurring costs of revenues for our field corn seeds business when we entered into our exclusive sales agreement with Ganxin, our 49% owned investment, in October 2010. In November 2011, Nong Ke Yu, our 100% owned subsidiary, commenced sales of its own-produced field corn seeds and we suspended the exclusive sales agreement with Ganxin. Cost of revenue was RMB21.6 million in the six months ended June 30, 2011 and RMB18.6 million ($2.9 million) in the year ended June 30, 2012. Gross margin was 36.7% in the six months ended June 30, 2011 and 26.5% in the year ended June 30, 2012.

Our vegetable seeds business remained immaterial to our cost of revenues and gross profit in the year ended June 30, 2012, as our sales and production efforts in the China seeds market were focused on edible and field corn seeds, where we see greatest opportunity for growth of our business.

Our cost of revenues for our China seeds business increased from RMB5.3 million in 2009 to RMB17.3 million in 2010. This increase was primarily due to (i) our acquisition of Nong Ke Yu in September 2009, (ii) our exclusive sales agency arrangement with our 49% owned associate Ganxin, and (iii) our acquisition of BeOK in January 2010. The increase was partially offset by the amortization of purchased technology know-how that was charged to our general and administrative expenses in 2010 rather that cost of revenues in 2009. Our gross margin for seed sales improved from a loss of 75.4% in 2009 to a profit of 40.2% in 2010, because the increase in our revenue due to our acquisitions was at a greater rate than the increase in our cost of sales.

International Seeds Cost of Revenues

International seeds cost of revenues includes: (i) payments made to companies to whom we outsource production of our seed products; (ii) direct costs associated with the treatment, dressing and other value added activities we perform on our seed products prior to them being ready for sale; and (iii) the importation of molasses from Australia which are sold into the New Zealand dairy sector.

Cost of revenues for our international seeds segment in the year ended June 30, 2012 was RMB1,691.1 million ($266.2 million). Gross profit for the segment was RMB544.5 million ($85.7 million) and the gross margin was 24.4%.

Cost of revenues for our international seeds segment was RMB263.8 million in the six months ended June 30, 2011. Gross profit for the segment was RMB89.2 million and gross margin was 25.3%.

We incurred no cost of revenue and earned no gross profit in our international seeds segment in the six months ended June 30, 2010 or the two years ended December 31, 2010, as this was before the completion of our partial takeover offer for PGW.

AgriServices Cost of Revenues

AgriServices cost of revenues primarily consist of: (i) payments to suppliers of agrichemicals, fertilizers and other farm inputs which are sold into the New Zealand agriculture sector through our merchandising store network; (ii) payments for livestock acquired for stock fattening programs and payments for livestock purchased for the purposes of live export; (iii) payments to suppliers of capital farm equipment, including irrigation systems which are sold through our various other business units.

Cost of revenues for our AgriServices segment in the year ended June 30, 2012 was RMB3,654.4 million ($575.2 million). Gross profit for the segment was RMB967.4 million ($152.3 million) and the gross margin was 20.9%.

Cost of revenue of our AgriServices segment was RMB463.9 million in the six months ended June 30, 2011. Gross profit for the segment was RMB148.4 million and gross margin was 24.2%.

We incurred no cost of revenue and earned no gross profit in our international seeds segment in the six months ended June 30, 2010 or the two years ended December 31, 2010, as this was before the completion of our partial takeover offer for PGW.

Operating Expenses and Income

Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. Therefore our operating expenses and income has been recast to remove P3A operating expenses and income in each of the two years ended December 31, 2010 and in the six months ended June 30, 2010.

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

Selling, general and administrative expenses increased from RMB98.7 million in the year ended December 31, 2010 to RMB1,361.2 million ($214.3 million) in the year ended June 30, 2012. This increase was primarily due to this fiscal year being the first full year that we have consolidated PGW’s operating results upon completion of the partial takeover offer by Agria Singapore for PGW in April 2011.

Selling, general and administrative expenses increased from RMB49.2 million for the six months ended June 30, 2010 to RMB271.1 million for the six months ended June 30, 2011. This increase was primarily due to our consolidation of the results of PGW, following the completion of the partial offer by Agria Singapore for PGW in April 2011. Although we only consolidated the PGW for the period from closing of the investment to the reporting period end of June 30, 2011, our consolidation of PGW’s results led to a significant increase in our reported selling, general and administrative expenses.

Selling, general and administrative expenses increased from RMB89.7 million in the year ended December 31, 2009 to RMB98.7 million in the year ended December 31, 2010. This increase was primarily due to (i) the amortization of corn seed rights in 2010 of RMB5.0 million which were classified as costs of goods sold in 2009, (ii) the amortization of land use rights of the land that was retained by us as part of the P3A divestiture of RMB7.6 million for the period from the date of divestiture until December 31, 2010 and (iii) the full year impact of our Nong Ke Yu acquisition, partially offset by a reduction in the costs of amortization of share options from RMB14.6 million in 2009 to RMB9.8 million.

The following table sets forth the selling, general and administrative costs in absolute terms and as percentages of our total revenues for each of our segments for each of periods indicated. The regional corporate category represents costs incurred by the head office of PGW, while the central corporate category represents costs incurred elsewhere in our group.

	For the Year Ended December 31,				For the Year Ended June 30,
	2009		2010		2012
	SG&A (RMB millions)	% of Total Revenues	SG&A (RMB millions)	% of Total Revenues	SG&A (RMB millions)	SG&A ($ millions)	% of Total Revenues

China seeds	0.8	26.7	6.4	22.1	15.6	2.5	0.2
International seeds	—	—	—	—	386.9	60.9	5.6
AgriServices	—	—	—	—	743.3	117.0	10.7
Regional corporate	—	—	—	—	143.9	22.7	2.1
Central corporate	88.9	2,960.0	92.3	318.3	71.5	11.2	1.1
Total	89.7	2,986.7	98.7	340.0	1,361.2	214.3	19.7

	For the Six Months Ended June 30,
	2010		2011
	SG&A (RMB millions)	% of Total Revenues	SG&A (RMB millions)	% of Total Revenues

China seeds	3.7	17.2	7.0	0.7
International seeds	—	—	57.0	5.6
AgriServices	—	—	127.1	12.4
Regional corporate	—	—	29.1	2.8
Central corporate	45.5	211.6	50.9	4.9
Total	49.2	228.8	271.1	26.4

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

Research and development expenses increased from RMB0.1 million in the year ended December 31, 2010 to RMB32.0 million ($5.0 million) in the year ended June 30, 2012. This increase was primarily due to this being the first full fiscal year that we have consolidated PGW’s operating results upon completion of the partial takeover offer by Agria Singapore for PGW in April 2011.

Research and development expenses increased from less than RMB100,000 for the six months ended June 30, 2010 to RMB7.0 million for the six months ended June 30, 2011. This increase was due to our consolidation of the results of PGW, following the completion of the partial offer by Agria Singapore for PGW in April 2011. Although we only consolidated the results of PGW for the period from closing of the investment to June 30, 2011, the fiscal year end of PGW, our consolidation of PGW’s results led to a significant increase in our reported selling, general and administrative expenses.

Research and development expenses fell from RMB1.2 million in the year ended December 31, 2009 to RMB0.1 million in the year ended December 31, 2010 due to the departure of several members of our research and development staff in 2009 and the partial release in 2010 of a provision from the time of the acquisition of Nong Ke Yu. NongKeyYu, prior to our acquisition in September 2009, had been undertaking trials in Leizhou to examine the viability of certain varieties of edible corn seeds for the Southern China market. At the time of our acquisition, we had an expectation of liabilities and committed expenditure in relation to these trials and made a provision in the acquired balance sheet of RMB2.0 million. The actual costs incurred in terminating the tests was RMB1.5 million with the balance being released to offset research and development expenses in 2010.

Share-based Compensation Expenses. Since we adopted the 2007 share incentive plan in July 2007, options to purchase a total of 9,767,333 ordinary shares were granted to our officers, directors and employees and remained outstanding as of June 30, 2012. We had not granted any options or other or equity incentives to any employee, director or consultant before July 2007.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 9,767,333 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008, December 5, 2008, October 13, 2009, May 21,2010, June 1, 2010 and August 19, 2011 and remained outstanding, total unrecognized compensation costs are estimated to be approximately RMB1.9 million ($0.3 million) as of June 30, 2012 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of two to four years from the respective grant dates.

Operating Profit (Loss)

As a result of the foregoing factors, our operating profit from operations improved from a loss of RMB87.1 million in the year ended December 31, 2010 to a profit of RMB142.5 million ($22.4 million) in the year ended June 30, 2012. Our operating loss from operations decreased from RMB40.4 million for the six months ended June 30, 2010 to RMB31.1 million for the six months ended June 30, 2011. Our operating loss from operations decreased from RMB93.0 million in the year ended December 31, 2009 to RMB87.1 million in the year ended December 31, 2010.

The following table sets forth the operating profits and losses in absolute terms and as percentages of our total revenues for each of our segments for the periods indicated:

	For the Year Ended December 31,				For the Year Ended June 30,
	2009		2010		2012
	Operating profit/(loss) (RMB millions)	% of Total Revenues	Operating profit/(loss) (RMB millions)	% of Total Revenues	Operating profit/(loss) (RMB millions)	Operating profit/(loss) ($ millions)	% of Total Revenues

China seeds	(4.0)	(132.8)	5.2	17.9	1.7	0.3	0.0
International seeds	—	—	—	—	127.9	20.1	1.8
AgriServices	—	—	—	—	228.3	35.9	3.3
Regional corporate	—	—	—	—	(143.9)	(22.7)	(2.0)
Central corporate	(89.0)	(2,955.4)	(92.3)	(318.0)	(71.5)	(11.2)	(1.0)
Total	(93.0)	(3,088.2)	(87.1)	(300.1)	142.5	22.4	2.1

	For the Six Months Ended June 30,
	2010		2011
	Operating profit/(loss) (RMB millions)	% of Total Revenues	Operating profit/(loss) (RMB millions)	% of Total Revenues

China seeds	5.1	23.7	19.7	1.9
International seeds	—	—	7.8	0.7
AgriServices	—	—	21.3	2.1
Regional corporate	—	—	(29.1)	(2.8)
Central corporate	(45.5)	(211.4)	(50.8)	(4.9)
Total	(40.4)	(187.7)	(31.1)	(3.0)

Interest Income

Interest income primarily consists of interest earned on our cash and restricted cash deposits, interest charged by us on overdue accounts owed to us and interest from convertible redeemable notes held by us and issued by PGW from January 2010 until we started consolidating PGW’s results in April 2011. The convertible redeemable notes were redeemed in December 2011.

Interest income increased from RMB22.4 million in the year ended December 31, 2010 to RMB57.5 million ($9.1 million) in the year ended June 30, 2012, primarily due to our consolidation of interest income received by PGW upon completion of the partial takeover offer by Agria Singapore for PGW in April 2011.

Interest income increased to RMB14.1 million in the six months ended June 30, 2011 from RMB6.5 million for the six months ended June 30, 2010, and increased to RMB22.4 million in the year ended December 31, 2010 from RMB8.5 million in the year ended December 31, 2009, as a greater proportion of our cash and restricted cash balances were placed in higher interest fixed term deposit accounts.

Interest Expense

Our interest expense for the six months ended June 30, 2011 and for the year ended June 30, 2012 comprised: (i) interest and facility fees paid on our bank loans in China; (ii) interest and facility fees paid by PGW from April 30, 2011, the date of closing of our partial takeover offer; and (iii) interest paid on our acquisition debt facilities used to fund our partial takeover offer for PGW since the debt’s commitment in January 2011 and draw down in April 2011.

Primarily due to our consolidation of PGW’s results and the costs of the acquisition debt, our interest and financing expenses increased from RMB2.3 million in the year ended December 31, 2010 to RMB118.5 million ($18.7 million) in the year ended June 30, 2012 and from RMB1.7 million for the six months ended June 30, 2010 to RMB22.3 million for the six months ended June 30, 2011.

Our interest and financing expenses for the year ended December 31, 2010 comprised interest paid on bank loans and was RMB2.3 million, compared to immaterial amounts in 2009.

Unrealized Gain (Loss) on Investment

We had no unrealized gain or loss on investments in the year ended June 30, 2012,

The unrealized gain on investments of RMB55.5 million for the six months ended June 30, 2011 represented the difference between the fair value of our then 19% holding in the equity of PGW between January 1, 2011 and April 29, 2011, when we completed our partial offer for PGW. The unrealized loss on investments of RMB65.1 million for the six months ended June 30, 2010 represented the difference between the fair value of our then 19% holding in the equity of PGW between January 1, 2010 and June 30, 2010.

The unrealized gain on investments of RMB1.9 million in the year ended December 31, 2010 compared to the unrealized loss on investment of RMB0.6 million in the year ended December 31, 2009 represented the difference between the fair value of PGW based on the share price of PGW as of December 31, 2010 and the fair value of the investment based on the share price as of December 31, 2009.

Other Income and Other Expenses

We recorded RMB29.1 million ($4.6 million) of other income for the year ended June 30, 2012, primarily due to the release of RMB25.5 million ($4.0 million) of a provision made in April 2011 with respect to a supply contract entered into by PGW prior to our acquisition of a controlling interest in PGW. The supply contract required payments to be made to the purchaser in the event that PGW was not able to meet its supply obligations under the contract. We reduced the provision based on the results of initiatives implemented during the year ended June 30, 2012 to assist in achieving supply targets.

We recorded RMB35.4 million ($5.6 million) of other expenses for the year ended June 30, 2012, primarily due to losses on assets and investments of RMB14.0 million ($2.2.million), fair value adjustments of RMB12.2 million ($1.9 million) and restructuring costs of RMB8.2 million (US$1.3 million).

We recorded RMB2.3 million of other income for the six months ended June 30, 2011, compared to other losses of less than RMB100,000 for the six months ended June 30, 2010.

We recorded RMB20.6 million of other income in the year ended December 31, 2010, which was primarily attributable to payments of $0.5 million from our insurers for our legal costs incurred in defending our class action lawsuit and $2.2 million of income from our ADS depositary as reimbursement for legal fees and administrative expenses.

We recorded RMB2.8 million of other income in the year ended December 31, 2009, which was primarily attributable to an underwriting fee received as part of our participation in the rights issue undertaken by PGW.

Income (Loss) from Equity Investments

We recorded RMB10.2 million of income from equity investments in the six months ended June 30, 2011, primarily reflecting our share of income from Ganxin, our 49% owned associate. In the year ended June 30, 2012, we made a provision of RMB1.9 million ($0.3 million) equal to our share of income from Ganxin in the period, reflecting an option that the 51% owner of Ganxin has to acquire our stake under certain circumstances.

We recorded less than RMB3 million of income or loss from equity investments in each of the two years ended December 31, 2010 and 2009, the year ended June 30, 2012 and the six months ended June 30, 2010.

Income (Loss) Before Income Tax

As a result of the foregoing factors, our pre-tax income improved from a loss of RMB50.8 million in the year ended December 31, 2010 to a profit of RMB82.3 million ($13.0 million) in the year ended June 30, 2012. Our pre-tax income improved from a loss of RMB103.8 million for the six months ended June 30, 2010 to a profit of RMB12.7 million for the six months ended June 30, 2011. Our pre-tax income improved from a loss of RMB99.0 million in the year ended December 31, 2009 to a loss of RMB50.8 million in the year ended December 31, 2010.

Income Tax

Our income tax expenses increased from RMB7.1 million in the year ended December 31, 2010 to RMB 13.6 million ($2.1 million) in the year ended June 30, 2012, primarily due to this fiscal year being the first full year that we have consolidated PGW’s operating results upon completion of the partial takeover offer by Agria Singapore for PGW in April 2011.

We had an income tax expense of RMB0.1 million for the six months ended June 30, 2010, compared to a tax credit of RMB1.1 million for the six months ended June 30, 2011.

Our income tax decreased from RMB10.9 million in the year ended December 31, 2009 to RMB7.1 million in the year ended December 31, 2010 as a result of our reduced taxable profits, offset in part by an increase to RMB4.4 million in tax on income from our ADS depositary.

Net Income (Loss) From Continuing Operations

As a result of the foregoing factors, our net income from continuing operations improved from a loss of RMB57.9 million in the year ended December 31, 2010 to a profit of RMB68.7 million ($10.8 million) in the year ended June 30, 2012. Our net income from continuing operations improved from a loss of RMB103.9 million for the six months ended June 30, 2010 to a profit of RMB13.8 million for the six months ended June 30, 2011. Our net income from continuing operations improved from a loss of RMB109.9 million in the year ended December 31, 2009 to a loss of RMB57.9 million in the year ended December 31, 2010.

Income (Loss) From Discontinued Operations

We had no profits or losses from discontinued operations in the year ended June 30, 2012.

We recorded an RMB2.9 million loss from discontinued operations for the six months ended June 30, 2011. This is attributed to the loss incurred by PGW Finance, which was classified as a discontinued operation in the six months ended June 30, 2011 and was divested in August 2011.

On July 13, 2010, we completed the divestiture of P3A to Mr. Zhixin Xue, the president and a director of P3A. As a result of the transaction, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction.

We recorded an RMB1.3 million loss from discontinued operations in both the year ended December 31, 2010 and the six months ended June 30, 2010. In each case, this was attributed to P3A and comprises:

•	RMB20.3 million in net income from discontinued operations for the period through the date of disposal;

•	an RMB212.8 million loss on disposal of discontinued operations; and

•	an RMB191.2 million reversal of deferred tax liabilities released due to the divestiture of our discontinued operations.

We recorded an RMB25.4 million loss from discontinued operations in the year ended December 31, 2009 attributable to P3A’s net loss in the year ended December 31, 2009.

Net Income (Loss)

As a result of the foregoing factors, our net income improved from a loss of RMB59.2 million in the year ended December 31, 2010 to a profit of RMB68.7 million ($10.8 million) in the year ended June 30, 2012. Our net income improved from a loss of RMB105.2 million for the six months ended June 30, 2010 to a profit of RMB11.0 million for the six months ended June 30, 2011. Our net income improved from a loss of RMB135.3 million in the year ended December 31, 2009 to a loss of RMB59.2 million in the year ended December 31, 2010.

Net Income Attributable to Noncontrolling Interests

Of the RMB68.7 million ($10.8 million) net income earned in the year ended June 30, 2012, RMB84.6 million ($13.3 million) was attributable to noncontrolling interests. The noncontrolling interests primarily represent (i) non-PGW shareholders of subsidiaries of PGW; (ii) the 49.78% of PGW not owned by Agria Singapore; and (iii) the 19.19% of Agria Asia Investments not owned by Agria Group.

Of the RMB11.0 million net income earned in the six months ended June 30, 2011, a loss of RMB7.4 million was attributable to noncontrolling interests. The noncontrolling interests primarily represent (i) non-PGW shareholders of subsidiaries of PGW; (ii) the 49.99% of PGW not owned by Agria Singapore; and (iii) the 19.19% of Agria Asia Investments not owned by Agria Group.

None of the losses incurred in the six months ended June 30, 2010 or the years ended December 31, 2009 and 2010 were attributable to noncontrolling interests.

Net Income (Loss) Attributable to the Company

As a result of the foregoing factors, net loss attributable to the Company was RMB16.0 million ($2.5 million) for the year ended June 30, 2012 and net profit attributable to the Company was RMB18.4 million for the six months ended June 30, 2011. Net loss attributable to the Company was RMB105.2 million in the six months ended June 30, 2010, RMB59.2 million in the year ended December 31, 2010 and RMB135.3 million in the year ended December 31, 2009.

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

New Zealand Tax

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%.  There is no capital gains tax in New Zealand.  However, certain gains arising from the disposal of personal property purchased with the intention of resale are taxable and certain gains on the sale or transfer of land may be taxable.

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

Foreign Currency

The functional currency of the Company, Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Agria Asia Investment and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and our consolidated variable interest entities is the RMB. The reporting currency of the Company is RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

On consolidation, the financial statements of the Company that use the United States dollar and New Zealand dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company's consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory write downs, impairment assessment and useful lives determination of property plant and equipment, valuation of intangible assets, goodwill and other long-lived assets, recognition of deferred income taxes, impairment assessments of investments and consolidation of VIEs.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable balance is written off after collection efforts have ceased.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw materials and supplies consist of feed ingredients, packaging materials and operating supplies, while work-in-progress and finished goods include direct materials, direct labor and the allocation of manufacturing overhead costs.

Raw materials and finished goods are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis, and, in the case of manufactured goods, includes direct materials, labor and production overhead. Work in Progress is stated at cost plus the profit recognized to date, less amounts invoiced to customers. Costs include all expenses directly related to specific contracts. Livestock inventory includes live animals acquired for stock fattening programs and for live export.

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

Investments

Investments in privately held entities, which are not readily marketable or do not have quoted market prices, are recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of operations. The Company assesses its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and the market environment of the investees.

Through April 2011, in accordance with ASC 825-10 "Financial Instruments — overall", the Company elected to account for its PGW equity investee in which the Company exercised significant influence using fair value as determined by the investee's quoted market price. Accordingly, the investment was reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations. As described in Note 4, in April 2011, the Company acquired a controlling interest in PGW. The Company accounts for its other equity investees under the equity method of accounting. Accordingly, the investments are reflected at original cost and adjusted for the Company's share of earnings or losses of the investees. There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In April 2011, the Company acquired a controlling interest in PGW, resulting in additional goodwill. In accordance with the provisions of ASC 350-20, “Intangibles - goodwill and other”, goodwill amounts are not amortized, but rather are tested for impairment at least annually, or more frequently if there are indicators of impairment present. If the carrying value of the reporting unit to which goodwill is allocated is less than the reporting unit's fair value, goodwill is considered to be impaired. A reporting unit's fair value is determined based on its expected cash flows. The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value. Subsequent reversal of goodwill impairment loss is prohibited. Goodwill has been assigned to Beijing NKY Seeding Development Co., Ltd., a component of the Company's corn seeds operating segment, Beiao, a component of the Company's vegetable seeds operating segment, and PGW, a company engaged in rural services in New Zealand, for purposes of impairment testing. No impairment charges have been recognized for the years ended December 31, 2009 and 2010, the six months ended June 30, 2011, and the year ended June 30, 2012.

Revenue Recognition

The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured.

More specifically, the Company's sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products, which generally occurs at shipping point. Other than warranty obligations, the Company does not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. The Company generally does not accept sales returns and does not provide customers with price protection. The Company assesses a customer's creditworthiness before accepting sales orders. Based on the above, the Company records revenue related to product sales upon delivery of the product to the customers.

The Company is subject to significant seasonal fluctuations. In particular, Livestock and Seeds activity are significantly weighted to the second half of the financial year. Seeds revenues reflect the fact the Company operates in geographical zones that suit Autumn harvesting and sowing. New Zealand generally has spring calving and lambing, so Livestock trading is weighted towards the second half of the financial year in order for farmers to maximize their incomes. Other business units have similar but less material cycles. The Company recognizes this is the nature of the industry and plans and manages its business accordingly.

Revenue is recognized net of any taxes collected from customers and subsequently permitted to government authorities. The Company generally records shipping and handling fees billed to customers as revenue, and shipping and handling costs incurred with the delivery of its products as cost of revenue .

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

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

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

Share-based compensation and other benefit plans for PGW were not significant to the June 30, 2012 operating results and financial position.

Earnings (loss) Per Share

Basic earnings (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable, convertible preferred shares are included in the computation of diluted income per ordinary share on an "if-converted" basis, when the impact is dilutive. The dilutive effect of outstanding share options is reflected in the diluted earnings per share by application of the treasury stock method.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities and short-term bank borrowings approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value, as their interest rates approximate market interest rates.

The fair values of related party receivables and payables are not practicable to estimate due to the related party nature of the underlying transactions.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. The Company does not hold or issue derivative instruments for trading purposes. Generally, the derivatives do not qualify for hedge accounting. Such derivatives consist of forward exchange contracts, spot forward exchange contracts and foreign exchange options to manage exposure to foreign currency operations. Derivative financial instruments are recognized initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship.

Cash flow hedges generally consist of interest rate swaps that were used by PWF to hedge exposures to changes in the market rates of variable and fixed interest rates. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognized in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss. Subsequent to the sales of PWF, the Company does not have any cash flow hedges.

During all periods presented, total derivative transactions, gains and losses, and period end fair values and notional amounts were not significant to the Company’s operations or financial position.

Segment Reporting

From 2009 through June 2010, the Company operated in corn seed, sheep products and seedlings segments. In July 2010, the Company disposed of its sheep products and seedlings business segments. From August, 2010 to April 30, 2011, the Company operated and managed its business only in the China seeds business segment. Beginning with the acquisition of PGW at end of April 2011, the Company now operates in China seeds, International seeds and AgriServices segments. The China seeds segment engages in production and sale of corn seed in China, the International seeds segment engages in seed, nutrition and grain businesses and the AgriServices segment engages in merchandising, livestock, insurance, real estate and irrigation and pumping businesses. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. The 2009 and 2010 segment data has been restated to reflect the 2010 disposition. In 2009 and 2010, the Company generated substantially all of its revenues from customers in the PRC. Beginning in May 2011, with the acquisition of PGW, the Company generated revenues from customers in the PRC, New Zealand, Australia, South America and the United Kingdom. Geographical information is presented in note 22.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November 2007, bank borrowings and loans from related parties and other entities. As of June 30, 2012, we had RMB164.9 million ($26.0 million) in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use. In addition, we had RMB398.7 million ($62.8 million) of restricted cash which is pledged to a bank as guarantee for bank loans.

As of June 30, 2012, we had accounts receivable of RMB970.8 million ($152.8 million), inventories of RMB1,317.9 million ($207.5 million) and prepayments and other current assets of RMB280.9 million ($44.2 million). This represented: (i) a reduction in accounts receivables over balances at June 30, 2011 of RMB155.0 million caused by a combination of improved collection of accounts receivable by PGW and a decrease in the RMB to New Zealand dollar exchange rate; (ii) a reduction in inventories over balances at June 30, 2011 of RMB68.7 million caused by a combination of a greater proportion of our inventory in PGW being held at cost rather than at fair value and a decrease in the RMB to New Zealand dollar exchange rate; and (iii) an increase in prepayments and other current assets over balances at June 30, 2011 of RMB148.3 million, primarily due to the receivables with respect to certain loans that were transferred from PGW Finance to PGW concurrent with the sale of PGW Finance in August 2011.

As of June 30, 2011 we had accounts receivable of RMB1,122.8 million, inventories of RMB1,386.6 million and prepayments and other current assets of RMB132.6 million. This represented increases over balances at June 30, 2010 of RMB1,122.6 million, RMB1,312.2 million and RMB113.5 million, respectively, and in each case were caused by our consolidation of PGW’s results since completing  our partial takeover offer in April 2011. In addition, we recorded current assets held for sale relating to PGW Finance, which was sold in August 2011 for RMB2,710 million.

We can only receive cash payments from Guanli pursuant to our contractual arrangements with Guanli and its shareholders.

As of June 30, 2012, we had RMB592.7 million ($93.3 million) in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and RMB683.5 million ($107.6 million) in outstanding long term portions of long-term bank loans and borrowings.

As of June 30, 2011, we had RMB485.9 million in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and RMB1,229.0 million in outstanding long term portions of long-term bank loans and borrowings.

As of June 30, 2012, short-term and long-term bank borrowing facilities included:

Debt owed by our subsidiary, PGW:

•	a term debt facility denominated in New Zealand dollars of NZ$130.0 million ($102.5 million) that matures on July 31, 2014 provided by a syndicate of two banks. As of June 30, 2012, this facility had an outstanding balance of NZ$100.0 million ($78.8 million) and available balance of NZ$30.0 million ($23.6 million) ;

•	a working capital facility denominated in New Zealand dollars of NZ$60.0 million ($47.3 million) that matures on July 31, 2014 provided by a syndicate of two banks. As of June 30, 2012, this facility had no outstanding balance;

•	an amortizing facility denominated in New Zealand dollars of NZ$39.0 million ($30.7 million) that matures on July 31, 2013 provided by a syndicate of two banks. As of June 30, 2012, this facility had an outstanding balance of NZ$11.5 million ($9.1 million) and available balance of NZ$27.5 million ($21.7 million);

•	bank overdraft, guarantee and trade facilities provided by a syndicate of two banks totaling NZ$46.5 million ($36.6 million);

•	facilities in South America, denominated in US dollars provided by six banks that were fully drawn, mature before June 30, 2013 and total $18.7 million (RMB118.5 million);

Debt owed by our subsidiary, Agria Asia Investments :

•	acquisition debt denominated in New Zealand dollars of NZ$25.0 million ($19.7 million) that matures on October 31, 2012 provided by a bank. In September 2012, we received a credit approved term sheet from the bank to extend this loan to February 27, 2014.;

•	acquisition debt denominated in New Zealand dollars of NZ$10.0 million ($7.9 million) that matures on October 31, 2012 provided by Livestock Improvement Company. If the bank which provided the acquisition debt referred to above extends the NZ$25.0 million acquisition debt facility, Livestock Improvement Company is restricted in its ability to enforce security in the event of them not being repaid on October 31, 2012;

Debt owed by the Company and our wholly-owned subsidiaries :

•	loan facilities denominated in RMB of RMB62.0 million ($9.8 million) that matures on April 6, 2013 provided by one bank. These facilities were guaranteed by US$10 million pledged deposit, which was included in Restricted Cash as of June 30, 2012;

•	loan facilities denominated in US dollars of $48.4 million that mature between January 11, 2013 and April 19, 2013 provided by two banks. These facilities were guaranteed by RMB355.5 million ($52.8 million) pledged deposit, which was included in Restricted Cash as of June 30, 2012.

The short and long term facilities are generally collateralized by receivables, inventories, property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin payable in the year ended June 30, 2012 of up to 4.50%. These loans have been provided by various banks in China, the United States and New Zealand.

We incurred capital expenditures of RMB8.9 million, RMB0.6 million and RMB79.5 million ($12.5 million) in the years ended December 31, 2009 and 2010 and June 30, 2012, respectively, and RMB18.3 million in the six months ended June 30, 2011. Our capital expenditures have primarily been used to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities, debt and the proceeds from our initial public offering.

We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for operations for the foreseeable future. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that we may pursue, or any amounts we may pay in the class action lawsuits against us. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions. If we are unable to extend or refinance acquisition debt secured on our shares of PGW or are required by New Hope to acquire part or all of their shareholding in Agria Asia Investments, and we are required to sell some of the shares that we own in PGW, this may lead to our inability to continue consolidating PGW’s results of operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Any sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,		For the Year Ended June 30,		For the Six Months Ended June 30,
	2009	2010	2012		2010	2011
	RMB	RMB	RMB	$	RMB	RMB
					(unaudited)
	(In thousands)
Net cash provided by/(used in) operating activities	(6,281)	(9,210)	182,702	28,758	2,439	65,201
Net cash used in investing activities	(429,981)	(277,153)	175,542	27,631	(255,110)	(687,475)
Net cash (used in)/provided by financing activities	(2,026)	(76,396)	(274,248)	(43,167)	122,236	348,855
Effect of exchange rate changes on cash	(654)	(16,838)	(12,877)	(2,027)	(2,498)	8,962
Net increase (decrease) in cash and cash equivalents	(438,942)	(379,597)	71,119	11,195	(132,933)	(264,457)
Cash and cash equivalents at the beginning of the year	1,176,767	737,825	93,771	14,760	737,825	358,228
Cash and cash equivalents at the end of the year	737,825	358,228	164,890	25,955	604,892	93,771

Operating Activities

Net cash provided by operating activities in the year ended June 30, 2012 was RMB182.7 million ($28.8 million), primarily as a result of cash received from the sales of our products more than offsetting our cash operating expenses. The increase in our inventories caused cash outflows of RMB36.2 million ($5.7 million), the decrease in our accounts receivable caused cash inflows of RMB103.2 million ($16.3 million) and the increase in accounts payable caused cash inflows of RMB15.9 million ($2.5 million).

Net cash provided by operating activities in the six months ended June 30, 2011 was RMB65.2 million, primarily as a result cash of changes in operating assets and liabilities caused by our consolidation of PGW. The increase in our inventories caused cash outflows of RMB31.5 million and the movements in our accounts receivable caused cash inflows of RMB305.0 million.

Net cash used in operating activities in the year ended December 31, 2010 was RMB9.2 million, primarily as a result cash received from the sales of our products being more than offset by our cash operating expenses. Additionally, both our inventories and accounts payable have increased as we grow our seeds business. The increase in our inventories caused cash outflow of RMB54.5 million and the increase in our accounts payable caused cash inflow of RMB41.3 million.

Net cash used in operating activities in the year ended December 31, 2009 was RMB6.3 million, primarily as a result of the decrease in our revenue. The decrease in accounts receivable caused cash inflow of RMB47.4 million. The increase in our inventories caused cash outflow of RMB34.9 million

Investing Activities

Net cash provided by in investing activities in the year ended June 30, 2012 was RMB175.5 million ($27.6 million), primarily due to payment for other investments of RMB463.8 million ($73.0 million) and proceeds from sale of other assets and net decrease of finance receivables, together RMB716.0 million ($112.7 million) related to the sale of PGW Finance and retention of certain loans in August 2011. Additionally acquisition of property, plants and equipment and other assets totaled RMB74.0 million ($11.6 million).

Net cash used in investing activities in the six months ended June 30, 2011 was RMB687.5 million primarily as a result cash outflows (net of cash received) for our acquisitions of RMB695.5 million.

Net cash used in investing activities for the year ended December 31, 2010 was RMB277.2 million due primarily to the following factors: (i) we incurred investment expenditures of RMB165.4 million in connection with our subscription for convertible redeemable notes issued by PGW, (ii) we incurred investment expenditure of RMB40.0 million in connection with our acquisition of a 49% interest in Ganxin, and (iii) P3A held cash balances of RMB87.5 million at the date of divestiture.

Net cash used in investing activities for the year ended December 31, 2009 was RMB430.0 million due primarily to the following factors: (i) we incurred capital expenditure of RMB8.9 million in 2009 primarily to acquire property, plant and equipment, other assets and intangible assets, and (ii) we incurred acquisition expenditures of RMB414.6 in connection with our acquisition of a 19.01% interest in PGW. Our acquisition of Nong Ke Yu for RMB5.0 million resulted in net cash inflow of RMB0.5 million as a result of acquired cash balances of RMB5.5 million.

Financing Activities

Net cash used in financing activities in the year ended June 30, 2012 was RMB274.2 million ($43.2 million), primarily due to repayment of short term borrowings exceeding proceed from short term borrowing by RMB380.1 million ($59.9 million) of the same amount during the year.

Net cash raised from financing activities in the six months ended June 30, 2011 was RMB348.8 million, primarily as a result raising finance for the acquisition of a controlling interest in PGW.

Net cash used by financing activities was RMB76.4 million in 2010, resulting primarily from a pledge over cash balances of RMB136.0 million granted as security over short term bank loans during the year offset in part by the net effect of the drawdown of two loans for RMB59.6 million each and the repayment of one of these loans during the year.

Net cash used in financing activities was RMB2.0 million in 2009, resulting primarily from loan proceeds and repayment of existing loans and the repurchase of shares.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standard Board, or FASB, issued updated guidance that simplifies the goodwill impairment test. For its annual and interim goodwill impairment test, an entity first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described above. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. Our Company adopted the updated guidance for our annual goodwill impairment test in 2011.

In June 2011, the FASB issued guidance to improve the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income, or OCI, by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued an update which indefinitely defers certain requirements to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2011 and is to be applied retrospectively. The adoption of this guidance is expected to have an impact on the presentation of the Company's consolidated statements of operations and comprehensive loss, but will not impact the reported amounts.

In December 2010, the FASB issued updated guidance that modifies the goodwill impairment test. Goodwill is tested for impairment using a two-step process. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare the implied fair value with the carrying amount of the goodwill. If the carrying amount exceeds the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized in an amount equal to that excess.

Updated guidance requires that, if the carrying amount of a reporting unit becomes zero or negative, the second step of the impairment test must be performed when it is more likely than not that a goodwill impairment loss exists. In considering whether it is more likely than not that an impairment loss exists, a company is required to evaluate qualitative factors, including the factors presented in existing guidance that trigger an interim impairment test of goodwill (e.g., a significant adverse change in business climate or an anticipated sale of a reporting unit). The provisions of the guidance became effective for our Company on January 1, 2011. The adoption did not have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. The new guidance requires more detailed disclosures of the changes in Level 3 instruments and was effective for our Company on January 1, 2011. The adoption did not have a material impact on our Consolidated Financial Statements, as it only required additional disclosures.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality will be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our Consolidated Financial Statements.

C. Research and Development, Patents and Licenses, etc.

We conduct research and development primarily in cooperation with our associate Zhongnong and with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our international seeds business segment, including its turf division, which is supported by a strong research base and commercializes new products through internal R&D, breeding and evaluation programs and joint venture research partnerships.

Our expenses incurred in connection with these activities were RMB32.0 million ($5.0 million) for the twelve months ended June 30, 2012, RMB7.0 million for the six months ended June 30, 2011 and RMB 0.1 million and RMB 1.2 million for the years ended December 31, 2010 and 2009 respectively.  Research and development expenses primarily consist of expenses related to development of our proprietary products, salaries and benefits of our research and development personnel, fees paid to our research partners, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2012:

	Payment Due by June 30,
	Total	2013	2014	2015	2016	Thereafter
	In RMB millions
Short and long-term borrowings(1)
- principal	1,276.1	592.7	182.8	500.7	—	—
- interest	72.5	44.5	26.2	1.8	—	—
Building and premises lease obligations(2)	432.0	99.0	75.5	60.8	45.0	151.7
Purchase obligations(3)	39.0	39.0	—	—	—	—
Investment into BioPacific Ventures(4)	4.8	4.8	—	—	—	—
Investment into Zhongnong(5)	24.0	24.0	—	—	—	—
Capital expenditure commitment(6)	26.4	16.8	9.6	—	—	—
Additional investment in Agria Asia Investments(7)	160.0	88.9	71.1	—	—	—
Total	2,034.9	909.7	365.2	563.3	45.0	151.7

(1)	Includes short-term and long term borrowings and future interest obligations.

(2)	Includes all non cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our store network operated by our subsidiary PGW. The terms of the leases have various rights of renewal with lease periods ranging from 3 to 45 years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	We have committed RMB70.1 million (US$11.0 million) to an international fund, BioPacific Ventures established for investment in food and agriculture life sciences. The Group’s investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At 30 June 2012 RMB65.2 million (US$10.3 million) has been drawn on the committed level of investment.

(5)	Represents commitments to make remaining investment into Zhongnong.

(6)	Represents commitments for the purchase of seeds drying equipment in Xinjiang and to purchase land as part of PGW’s acquisition of Corson Grain.

(7)	Represents commitment to acquire at minimal contractual price, at the request of New Hope International, their 11.95% stake in Agria Asia Investments. In May 2013, New Hope International may request we acquire upto 60% of their stake in Agria Asia Investments and in May 2014, may request we acquire their remaining stake.

Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or capital commitments as of June 30, 2012.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	49	Chairman of the Board of Directors
Xie Tao	50	Chief Executive Officer and Director
Jiuran Zhao	51	Independent Director
Joo Hai Lee	57	Independent Director
Sean Shao	56	Independent Director
Wah Kwong Tsang	60	Independent Director
John Layburn	36	Chief Financial Officer
Weizhong Wang	50	Chief Strategy Officer, Corn Seed
Kean Seng U	46	Head of Corporate and Legal Affairs
David Pasquale	42	Senior Vice President

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and as chairman of our compensation committee since March 2010. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai’s wholly owned investment vehicle, Brothers Capital Limited, is our largest shareholder. Mr. Lai has extensive experience in investments, acquisitions and operation management.  Mr. Lai has established many other enterprises in China, Hong Kong and internationally, in particular, animation, logistics and transportation, pharmaceutical sectors, etc.  He takes a leading role in respect of strategic planning and business development in his investment portfolio.Mr. Lai is the chairman of the board of directors, the chairman and a member of nomination committee and a member of remuneration committee of China Pipe Group Limited, a Hong Kong listed company, which is a leading provider to the construction sector offering a wide range of pipe related products, services and solutions to the constructors, designers, consultants and government agencies in Hong Kong and Macau. In December 2009, Mr. Lai was appointed as a director of PGG Wrightson Limited which is a company listed on the New Zealand Stock Exchange.Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and master of business administration in finance from The Chinese University of Hong Kong. He is a certified public accountant in Australia.

Mr. Xie Tao has served as our chief executive officer since September 2009, and became our director and member of our corporate governance and nominating committee in March 2010. Prior to joining us, Mr. Xie engaged in advisory practice at PricewaterhouseCoopers for 22 years where he led PricewaterhouseCoopers China market corporate finance practice and served on the firm’s governing board. Mr. Xie has extensive experience in China related cross-border investments and M&A and has helped structure many well-known Chinese businesses. In December 2009, Mr. Xie was appointed as a director of PGG Wringtson Limited. Mr. Xie currently also serves as an independent director of China Mengniu Dairy Company, Ltd., and China Merchants (China) Investment Fund. Mr. Xie received his bachelor’s degree in physics from Beijing University in China and was a member of the UK Chartered Associate of Certified Accountants.

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

Mr. Joo Hai Lee has served as our independent director since November 2008 and a member of our audit committee since January 2009. Mr. Lee has 32 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore (now known as BDO LLP) in 1983 and became a partner there in 1986. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Certified Public Accountants of Singapore, the Malaysian Institute of Accountants and the Singapore and Hong Kong Institutes of Directors.

Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. Mr. Sean Shao currently also serves as (i) independent director and chairman of the audit committee of: Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010; China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008 and Yongye International, Inc., a Chinese agricultural company listed on NASDAQ since April 2009; (ii) independent director and chairman of the compensation committee of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on NASDAQ since July 2010, and (iii) independent director and chairman of the audit committee and compensation committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on NASDAQ since September 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Wah Kwong Tsang has served as our independent director since August 2011 and chairman of our audit committee and member of our Compensation Committee since August 2011 . Mr. Tsang is a former partner of Hong Kong and China firm of PricewaterhouseCoopers and has over 30 years of professional experience in auditing listed and unlisted companies and providing supports for initial public offerings and acquisition transactions. Currently, Mr Tsang is also a director and a member of the Audit Committee of PGG Wrightson Limited, a company listed on the New Zealand Stock Exchange, and an independent non-executive director and Chairman of the Audit Committee of China Merchants China Direct Investments Limited, a company listed on Hong Kong Stock Exchange.  Mr. Tsang is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.

Mr. John Layburn has served as our chief financial officer since September 2011 and chief strategy and compliance officer from October 2009 to September 2011. Prior to joining us, Mr. Layburn worked for PricewaterhouseCoopers, the international accounting and consulting firm, for eleven years. He was initially based out of PricewaterhouseCoopers London office, followed by four years in the Beijing office. Mr. Layburn has served a wide range of clients ranging from large multi-national companies to entrepreneurial investors advising on strategic reviews, turnaround situations, and investment and divestiture processes. While in China, he has specialized in advising both multinational companies on their business activities in China and Chinese companies on their overseas operations. Mr. Layburn holds a masters degree in mathematics from Oxford University.

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

Mr. David Pasquale has served as our senior vice president since February 2008 and is responsible for developing, implementing and leading our investor relations, corporate and crisis communications initiatives. Prior to joining Agria, Mr. Pasquale worked with U.S.-listed public companies domiciled in China, Singapore, Korea and Taiwan. He served as executive vice president at a leading investor relations and public relations firm based in New York City, where he was instrumental in driving the firm’s growth from September 1999 through January 2008. He earlier worked at Citigate Dewe Rogerson, The Hudson Stone Group and N.W. Ayer & Partners, all based in New York City. Mr. Pasquale holds a bachelor of science, cum laude, from Providence College. He is an active member of the National Investor Relations Institute.

On October 9, 2012, our board of directors accepted the notices of resignation of Messrs. Xie Tao and John Layburn from their positions as Chief Executive Officer and Chief Financial Officer, respectively, who have expressed their wishes to pursue other opportunities, effective October 10, 2012. Our board of directors has organized a selection committee and a transition committee, each comprising Mr. Guanglin Lai, the chairman of our board of directors, and two independent directors, Messrs. Sean Shao and Wah Kwong Tsang. The selection committee will work with a global executive search firm in identifying suitably qualified candidates to fill these positions. Additionally, in the interim, the transition committee will oversee the management transition process. Messrs. Xie and Layburn have expressed their willingness to assist the transition committee in ensuring a smooth transition of change in management team during their notice periods. In the interim, Mr. Jerry Mao, our finance controller, will manage the Company’s financial matters under the oversight of the transition committee and report to our board of directors on all financial matters.

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

B. Compensation of Directors and Executive Officers

For the year ended June 30, 2012, we paid an aggregate of approximately RMB13.1 million ($2.1 million) to our directors and executive officers in cash or benefits in kind. This included approximately RMB1.4 million ($0.2 million) of bonus payments to directors and executive officers. These bonuses were provided in our agreements with directors and executive officers on an individual basis.

During the year ended June 30, 2012, certain of our directors and executive officers were granted options to purchase a total of 200,000 shares at a weighted average exercise price of $0.67 per ordinary share.

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

In the year ended June 30, 2012, options to purchase 454,867 ordinary shares that were previously granted to certain of our directors, executive officers, employees and consultants were cancelled or forfeited following the termination of their services or employment with Agria. As of the date of this annual report, options to purchase a total of 9,767,333 ordinary shares have been granted to our directors and executive officers and other individuals as a group, including certain of our former directors and officers, with exercise prices of $0.67, $0.92, $1.00, $2.18, $2.40, $3.15, $3.80, $3.83, $4.80 and $5.21 per share and a term of ten years to exercise from the date of grant, and remained outstanding.

The following summarizes the terms of our 2007 Share Incentive Plan:

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

C. Board Practices

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

In the year ended June 30, 2012, our board held meetings or passed resolutions by unanimous written consent nine times.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Wah Kwong Tsang, Joo Hai Lee and Sean Shao, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Tsang is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the year ended June 30, 2012, our audit committee held meetings or passed resolutions by unanimous written consent four times.

Compensation Committee. Our compensation committee consists of Messrs. Guanglin Lai, Sean Shao and Wah Kwong Tsang and Dr. Jiuran Zhao. Messrs. Shao and Tsang and Dr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Lai is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

In the year ended June 30, 2012, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Sean Shao and Xie Tao. Mr. Shao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Shao is the chair of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting qualified individuals to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In the year ended June 30, 2012, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

D. Employees

Excluding Ganxin, our 49% owned associate, we had approximately 348, 110 and 1,801 full-time employees and 59, 28 and 657 temporary employees as of December 31, 2009 and 2010 and June 30, 2012, respectively. These included employees of P3A as of December 31, 2009 before we divested P3A in July 2010. Our temporary employees are usually hired seasonally because of the seasonality of our China business. The following table sets forth the approximate number of employees for each of our business segments and our corporate offices as of June 30, 2012:

	Number of full-	Percentage of	Number of part-	Percentage of
	time Employees	Total Employees	Temp. Employees	Total Employees
China Seeds	83	3.4	8	0.4
International Seeds	522	21.2	73	3.0
AgriServices	1,005	40.9	524	21.3
Administration	191	7.8	52	2.1
Total	1,801	73.3	657	26.7

We have entered into employment agreements with our full-time employees. Generally, our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for periods ranging from six months to three years after the period of their employment with us. Approximately 40 of our employees are members of a labor union.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of the date of this annual report; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of September 24, 2012.

The calculations in the shareholder table below are based on 110,766,600 ordinary shares issued and outstanding as of September 24, 2012. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	49,055,333	44.1
Xie Tao	1,773,333	1.6
Jiuran Zhao	*	*
Joo Hai Lee	—	—
Sean Shao	*	*
Wah Kwong Tsang	*	*
John Layburn	*	*
Weizhong Wang	*	*
Kean Seng U	*	*
David Pasquale	*	*
All directors and executive officers as a group(4)	53,630,334	46.3
Principal Shareholders:
Morgan Finanz Capital Limited(5)	31,076,750	28.1
Brothers Capital Limited(6)	17,445,250	15.7
TPG Capital, L.P.(7)	8,650,000	7.8
Zhixin Xue(8)	7,549,640	6.8

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,766,600, being the number of ordinary shares outstanding as of the date of this annual report, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report if any.

(3)	Includes (i) 17,445,250 ordinary shares owned by Brothers Capital Limited, or BCL, a British Virgin Islands company wholly owned by Mr. Lai, and (ii) 31,076,750 ordinary shares owned by Morgan Finanz Capital Limited, a British Virgin Islands company wholly owned by BCL. The business address of Mr. Lai is Room 21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(4)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(5)	Morgan Finanz Capital Limited is a company incorporated in the British Virgin Islands. Morgan Finanz Capital Limited is wholly owned by BCL, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of Morgan Finanz Capital Limited.

(6)	Includes 17,445,250 ordinary shares held by BCL, a British Virgin Islands company wholly owned by Mr. Lai, The business address of BCL is 21/F Tower B, PingAn International Finance Center, 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(7)	In the form of ADSs, each representing two ordinary shares.. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)	The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

As of the date of this annual report, 110,766,600 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 44.1% of our outstanding ordinary shares as of the date of this annual report. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

PRC law currently restricts foreign ownership of seed business and prohibits foreign ownership of sheep business in China. We conduct our business in China primarily through Agria Brother’s contractual arrangements with Guanli and its shareholders.

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

For more information in this regards, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PRC government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with PRC governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Other Related Party Transactions

The following were considered related parties during the years presented

Name of Related Parties	Relationship with the Group

Wuwei Ganxin Seeds Co., Ltd. (Wuwei Ganxin)	A 49% associate

Beijing Zhongnong Seed Industry Co., Ltd. (Beijing Zhongnong)	A 26.8% associate

Ngai Tahu	Shareholder of Agria Asia with equity interest of 7.24%

Michael Thomas	Management of PGW (Resigned in August 2011)

John McKenzie	Management of PGW

George Gould	Director of PGW

PGW	19% investment before April 30, 2011

Shenzhen Guanli Investment Co., Ltd. (Shenzhen Guanli)	A company controlled by Alan Lai, chairman of Agria

We had the following related party transactions during the years presented:

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Return of corn seeds to:
Wuwei Ganx(2)	—	—	38,983	—	—
Purchase of corn seeds from:
Wuwei Ganxin	—	65,427	3,688	3,448	543
Initial payment for subscription for shares in Agria Asia(3)
Ngai Tahu	—	—	78,404	—	—
Debenture and rural saver deposits
Michael Thomas	—	—	6,965	—	—
Purchase of retail goods, sale of seed under production contracts
John McKenzie	—	—	—	13,187	2,076
Michael Thomas	—	—	1,564	—	—
Purchase of retail goods
George Gould	—	—	72	602	95
Bill Thomas	—	—	—	3,389	533
Interest on Convertible & Redeemable Note
PGW(4)	—	—	4,732	—	—
Directors fee and expense charged to:
PGW(5)	—	1,179	274	—	—
Collection of amounts due from:
PGG Wrightson	—	789	—	—	—
Beijing Zhongnong	—	—	—	1,012	159
Taiyuan Relord (1)	1,652	—	—	—	—
Yan Lv(1)	28	—	—	—	—
	1,680	789	—	1,012	159
Payment of amounts due to:
WuweiGanxin	—	26,019	—	3,448	543
Beijing Zhongnong	—	3,044	—	—	—
Taiyuan Relord(1)	204	102	—	—	—
Yan Lv (1)	6	—	—	—	—
Xue Zhi Xin(1)	6	—	—	—	—
	216	29,165	—	3,448	543
Loan to Beijing Zhongnong	—	910	9,610	4,876	768
Loan from Beijing Zhongnong	—	6,464	—	1,302	205
Capital injection to Beijing Zhongnong	—	7,000	—	4,000	630
Sales service from Beijing Zhongnong	—	—	—	2,812	443
Loan from Shenzhen Guanli(6)	—	—	—	20,000	3,148
Repayment of loan from Shenzhen Guanli(6)	—	—	—	20,000	3,148
Payment of interest to Shenzhen Guanli(6)	—	—	—	1,062	167

(1)	Taiyuan Relord, Yan Lv and XueZhixin, were determined to be a related parties by virtue of their relationships with P3A. Following the disposal of P3A, they are no longer considered to be related parties.

(2)	The corn seeds were previously purchased from Wuwei Ganxin in 2010. In January, the Company agreed to return the inventories to Wuwei Ganxin who at the time had greater capacity to sell that category of seeds.

(3)	Payment in April 2011, for Ngai Tahu's share subscription in Agria Asia Investments was made by the Company. Ngai Tahu refunded the amount to the Company on July 6, 2011 following PGW shareholder approval which was granted in June 2011.

(4)	Represents interest received prior to acquisition of controlling stake in PGW in April.

(5)	A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Group during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

(6)	We borrowed RMB20.0 million from Shenzhen Guanli in July 2011 and repaid the full amount together with interest calculated at the prevailing People’s Bank of China interest rates in May 2012.

We had the following related party balances at the end of each period:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	($’000)
Amounts due from related parties:
Ganxin	—	10,018	9,105	1,433
Beijing Zhongnong	910	9,610	4,875	768
Ngai Tahu	—	78,404	—	—
PGG Wrightson	390	—	—	—
	1,300	98,032	13,980	2,201
Amounts due to related parties:
Included in current liabilities
PGG Wrightson	14	—	—	—
Beijing Zhongnong	3,420	10,622	4,114	648
Wuwei Ganxin	39,408	—	—	—
Officers and directors of PGW	—	29,881	406	63
	42,842	40,503	4,520	711

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

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2007 (starting from November 7, 2007)	17.00	7.00
2008	11.75	1.21

	Sales Price ($)
	High	Low
2009	4.53	0.75
2010	3.31	1.11
2011	2.12	0.63
Six Months ended June 30, 2012	1.56	0.80

Quarterly Highs and Lows
First Quarter 2010	3.31	1.87
Second Quarter 2010	2.44	1.18
Third Quarter 2010	1.83	1.11
Four Quarter 2010	2.07	1.33
First Quarter 2011	2.12	1.26
Second Quarter 2011	1.57	0.86
Third Quarter 2011	1.93	0.63
Fourth Quarter 2011	1.48	0.78
First Quarter 2012	1.56	0.99
Second Quarter 2012	1.20	0.80
Third Quarter 2012	1.02	0.68

Monthly Highs and Lows
April 2012	1.20	1.04
May 2012	1.16	0.80
June 2012	1.09	0.90
July 2012	1.02	0.80
August 2012	0.95	0.80
September 2012	0.87	0.68
October 2012 (through October 5, 2012)	0.79	0.74

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

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors are urged to consult their tax advisors regarding the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership generally will depend on the status of such partner and the activities of such partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury and the U.S. Internal Revenue Services, or IRS, expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions that are inconsistent with the beneficial ownership of the underlying security by the person claiming the credit (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such action also may be inconsistent with the claiming of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2012, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis International LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entity will be treated as ownership of stock. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly.

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

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make generally would be subject to the tax rules discussed below under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC IN ANY TAXABLE YEAR ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2012. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law and PRC taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and affiliated entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares generally will be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status must provide such certification on IRS Form W-9. Certain individuals holding ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is June 30. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of June 30, 2012, our total outstanding loans amounted to RMB1,276.1million ($200.9 million) with a weighted average interest rate of 4.5%% per annum. A 1% increase in each applicable interest rate would add RMB12.8 million ($2.0 million) to our interest expense in the year ended June 30, 2012. We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. The Company does not hold or issue derivative instruments for trading purposes. Such derivatives consist of forward exchange contracts, spot forward exchange contracts and foreign exchange options to manage exposure to foreign currency operations. During all periods presented, total derivative transactions, gains and losses, and period end fair values and notional amounts were not significant to the Company’s operations or financial position Interest-earning instruments carry a degree of interest rate risk. We are not exposed to material risks due to changes in interest rates, however, future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in RMB, which is our reporting currency. Our functional currency and that of Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Agria Asia Investment and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and our variable interest entities is the RMB. Except for PGW and overseas companies outside mainland China, substantially all of our revenues and most of our expenses which are derived from Guanli, our consolidated affiliated entity, are denominated in RMB. The Company uses forward exchange contracts, spot foreign exchange contracts and foreign exchange options to manage its exposure to foreign currency fluctuations Our exposure to foreign exchange risk primarily relates to conducting substantial parts of our business in New Zealand and Australia as well as cash and cash equivalents denominated in US dollars. The value of an investment in our ADSs will be affected by the foreign exchange rate between US dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in US dollars.

The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Between July 21, 2005 and June 29, 2012, the RMB appreciated by approximately 23.2% against the U.S. dollar, although the pace of appreciation was uneven during the period. To the extent that we need to convert US dollars into RMB for our operations, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we receive from the conversion. As of June 30, 2012, we had RMB-denominated cash and restricted cash balance of RMB420.7 million, a US dollar-denominated cash and restricted cash balance of $14.5 million, and a New Zealand dollar-denominated cash balance of NZ$8.1 million. Assuming we had converted the US dollar and New Zealand dollar denominated cash and restricted cash balances as of June 30, 2012 into RMB at the exchange rates prevailing as of June 30, 2012, this cash and restricted cash balance would have been RMB563.6 million. Assuming a further 1% appreciation of the RMB against all other currencies, this cash balance would have decreased to RMB562.2 million as of June 30, 2012. Conversely, if in the future, we decide to convert our RMB into other currencies for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the other currencies against the RMB in the period up until conversion would have a negative effect on the amount available to us in the other currencies. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index increased by 2.0% in August 2012 compared to the same period in 2011. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In the year ended June 30, 2012, we did not receive any reimbursements from the depositary.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2012, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $151 million has been used to fund investments and for general corporate purposes. As of June 30, 2012, substantially all of the net offering proceeds from our initial public offering had been applied.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of June 30, 2012, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2012, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2012.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming during the year ended December 31, 2010 and GHP Horwath during the six months ended June 30, 2011 and the year ended June 30, 3012, in each case an independent registered public accounting firm. The fees paid in each period were in respect of work performed in the audit of the previous period’s our annual report or unaudited six months report respectively. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,	For the Six Months Ended June 30,	For the Year Ended June 30,
	2010	2011	2012
	$	$	$
Audit fees(1)	886,813	436,343	270,950
Audit-related fees	—	—	—
Tax fees	—	—	—
Total	886,813	436,343	270,950

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements.

In addition, our subsidiary, PGW, paid fees to KPMG in the year ended June 30, 2012 for the audit of PGW’s financial statements of $0.3 million and for other non-audit services for accounting opinions of $0.1 million. This was for the purposes of PGW satisfying their New Zealand reporting obligations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in the year ended June 30, 2012. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initiaklly filed with the Commission on October 18, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

Exhibit Number	Description of Document

4.1	Deed of Agreement, dated as of May 31, 2008, among Brothers Capital Limited, Guanglin Lai, Zhaohua Qian and the Registrant (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.2	Acknowledgement and Waiver Agreement, dated as of May 27, 2008, among Brothers Capital Limited, Zhixin Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.3	Employment Agreement, dated as of May 31, 2008, between Primalights III Agriculture Development Co., Ltd. and Zhixin Xue (incorporated by reference to Exhibit 99.4 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.4	Deed of Agreement, dated as of May 31, 2008, among Zhixin Xue, Mingshe Zhang, Yan Lv and the Registrant (incorporated by reference to Exhibit 99.5 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.5	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.6	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.7	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.10	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.13	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document

4.14	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.28	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.29	English Translation of Supplemental Agreement to Loan Contract, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Jie Zhen Chen (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.30	English Translation of Loan Contract, dated as of November 3, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Jie Zhen Chen (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.31	English Translation of Equity Pledge Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.32	English Translation of Exclusive Call Option Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.33	English Translation of Letter of Undertaking, dated as of November 3, 2009, from Jie Zhen Chen (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.34	English Translation of Power of Attorney, dated as of November 3, 2009, from Jie Zhen Chen (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.35	English Translation of Equity Transfer Agreement, dated as of November 5, 2009, between Yachao Cui and Jie Zhen Chen (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.36	English Translation of Equity Pledge Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.37	English Translation of Exclusive Call Option Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.38	English Translation of Letter of Undertaking, dated as of June 30, 2008, from Hua Huang (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.39	English Translation of Power of Attorney, dated as of June 30, 2008, from Hua Huang (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.40	English Translation of Share Purchase Agreement, dated as of July 13, 2010, between Zhixin Xue and Agria Corporation (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

Exhibit Number	Description of Document

4.41	English Translation of Assignment and Assumption Agreement regarding the Exclusive Call Option, dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.42	English Translation of Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.43	English Translation of Assignment and Assumption Agreement regarding the Exclusive Technology Development, Technology Support and Technology Service Agreement between Primalights III Agriculture Development Co., Ltd. and Aero Biotech Science & Technology Co., Ltd., dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.44	English Translation of Termination Notice to Terminate the Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.45	English Translation of Exclusive Consultancy Service Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.46	English Translation of Termination Notice to Terminate the Exclusive Consultancy Service Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.47	English Translation of Termination Notice to Terminate the Equity Pledge Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.48	English Translation of Letter of Undertaking, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.49	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.50	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.51	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.52	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.53	Form of Employment Agreement with Senior Executive Officers(incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.54	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.55	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

Exhibit Number	Description of Document

4.56	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.57	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Maples and Calder

15.3*	Consent of Ernst & Young Hua Ming LLP

15.4*	Consent of GHP Horwath, P.C.

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

By:	/s/ Xie Tao
Name: Xie Tao
Title: Chief Executive Officer

Date: October 10, 2012

Agria Corporation

Audited Consolidated Financial Statements

June 30, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated financial statements

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of December 31, 2010, June 30, 2011 and June 30, 2012	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2009 and 2010, Six Month Period Ended June 30, 2011 and the Year Ended June 30, 2012	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2010, Six Month Period Ended June 30, 2011 and the Year Ended June 30, 2012	F-6
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009 and 2010, Six Month Period Ended June 30, 2011 and the Year Ended June 30, 2012	F-8
Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Agria Corporation

We have audited the accompanying consolidated balance sheets of Agria Corporation and subsidiaries (the “Company”) as of June 30, 2012, June 30, 2011 and December 31, 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for the years ended June 30, 2012 and December 31, 2010 and the six months ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2012, June 30, 2011 and December 31, 2010, and the consolidated results of its operations and its cash flows for the years ended June 30, 2012 and December 31, 2010, and the six months ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the reclassification entries to the 2009 financial statements to reflect the discontinued operations of P3A, as described in Note 6, and to reflect the change in composition of the reportable segments, as described in Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2009 financial statements of the Company other than with respect to the reclassification entries and, accordingly, we do not express an opinion or any other form of assurance on the 2009 financial statements taken as a whole.

/s/ GHP Horwath, P.C.

GHP HORWATH, P.C.
Denver, Colorado October 10, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agria Corporation

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Agria Corporation and its subsidiaries (together, the ”Company”) for the year ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of the Company for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, People’s Republic of China

June 29, 2010,

except for Note 6 and Note 22, as to which the date is

October 10, 2012

AGRIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010, June 30, 2011 and June 30, 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),except for number of shares)

	Note	2010	2011	2012	2012
		(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		358,228	93,771	164,890	25,955
Restricted cash	14	136,000	456,250	398,706	62,759
Accounts receivable (net of allowance for doubtful accounts of RMB139, RMB46,901 and RMB43,833 (US$6,900) at December 31, 2010, June 30, 2011 and June 30, 2012, respectively)	7	284	1,122,810	970,839	152,816
Inventories	8	74,368	1,386,626	1,317,931	207,450
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB60 , RMB60 and RMB4,140 (US$651) at December 31, 2010, June 30, 2011 and June 30, 2012, respectively)	9	19,046	132,585	280,911	44,217
Tax receivable		—	14,747	25,867	4,071
Short –term derivative assets	13	—	28,674	14,777	2,326
Assets held for sale	6	—	2,705,909	27,794	4,375
Amounts due from related parties	18	1,300	98,032	13,980	2,201
Total current assets		589,226	6,039,404	3,215,695	506,170

Non-current assets:
Property, plant and equipment, net	10	6,245	485,294	447,296	70,407
Investment at fair value	3	403,490	—	—	—
Investment under equity method	5	47,894	61,300	63,304	9,964
Convertible redeemable notes	3	165,444	—	—	—
Intangible assets, net	11	353,026	398,465	371,825	58,528
Goodwill	4	10,135	893,009	893,009	140,565
Non-current prepayments	9	40,258	40,158	40,165	6,322
Deferred tax assets	18	2,032	44,795	74,350	11,703
Other assets, net	12	—	61,066	114,162	17,970
Total non-current assets		1,028,524	1,984,087	2,004,111	315,459
Total assets		1,617,750	8,023,491	5,219,806	821,629

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings, and current portion of long-term bank borrowings	14	59,604	485,885	592,661	93,288
Income tax payable		338	2,535	—	—
Accounts payable		177	735,673	845,005	133,009
Accrued expenses and other liabilities	15	51,030	493,914	344,094	54,163
Deferred tax liabilities		—	2,980	—	—
Short-term derivative liabilities	13	—	14,313	7,310	1,151
Amounts due to related parties	20	42,843	40,503	4,520	711
Liabilities classified as held for sale	6	—	2,236,559	—	—
Total current liabilities		153,992	4,012,362	1,793,590	282,322

Non-current liabilities:
Long-term bank borrowing, net of current portion	14	—	1,228,993	683,456	107,580
Other long-term liabilities	15	—	137,053	159,656	25,131
Total non-current liabilities		—	1,366,046	843,112	132,711
Total liabilities		153,992	5,378,408	2,636,702	415,033

Commitments and contingencies	23

Equity:
Agria Corporation shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 110,766,600 shares issued and outstanding at December 31, 2010, June 30, 2011 and June 30, 2012.)	16	—	—	—	—
Additional paid-in capital		2,285,611	2,271,492	2,275,099	358,114
Statutory reserves	17	237	237	834	131
Accumulated other comprehensive loss		(95,147)	(123,425)	(98,678)	(15,532)
Accumulated deficit		(726,943)	(708,576)	(728,240)	(114,629)
Total Agria Corporation shareholders’ equity		1,463,758	1,439,728	1,449,015	228,084
Noncontrolling interest		—	1,205,355	1,134,089	178,512
Total Equity		1,463,758	2,645,083	2,583,104	406,596
Total liabilities and equity		1,617,750	8,023,491	5,219,806	821,629

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

	Note	Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011	Year ended June 30, 2012	Year ended June 30, 2012
		(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Revenue		3,013	29,022	1,026,168	6,918,807	1,089,061
Cost of revenue		(5,285)	(17,345)	(779,114)	(5,383,062)	(847,326)
Gross profit		(2,272)	11,677	247,054	1,535,745	241,735

Operating expenses:
Selling, general and administrative expenses		(89,619)	(98,671)	(271,112)	(1,361,201)	(214,261)
Research and development expenses		(1,156)	(114)	(7,033)	(32,037)	(5,043)
Total operating expenses		(90,775)	(98,785)	(278,145)	(1,393,238)	(219,304)
Operating income (loss)		(93,047)	(87,108)	(31,091)	142,507	22,431

Other income(expense)
Interest income		8,489	22,448	14,123	57,494	9,050
Interest and financing expenses		(40)	(2,266)	(22,316)	(118,548)	(18,660)
Exchange gain (loss)		(16,602)	(2,843)	(12,834)	9,153	1,441
Unrealized (loss) gain in investment	3, 25	(548)	1,946	55,542	—	—
Other expense		(33)	(1,341)	(3,162)	(35,443)	(5,579)
Other income		2,799	20,634	2,251	29,057	4,574
Income (loss) from equity investments		—	(2,223)	10,232	(1,924)	(303)
Income (loss) before income tax		(98,982)	(50,753)	12,745	82,296	12,954
Income tax	18	(10,915)	(7,104)	1,096	(13,630)	(2,145)
Income (Loss) from continuing operations		(109,897)	(57,857)	13,841	68,666	10,809
Income (loss) from discontinued operations	6	(25,378)	(1,314)	(2,852)	—	—
Net income (loss)		(135,275)	(59,171)	10,989	68,666	10,809
Less net income, or addition of net loss, attributable to the non controlling interest		—	—	7,377	(84,648)	(13,325)
Net income (loss) attributable to Agria Corporation		(135,275)	(59,171)	18,367	(15,982)	(2,516)

Loss per ordinary share:
Income (loss) per share from continuing operations – basic and diluted	19	(0.88)	(0.49)	0.18	(0.14)	(0.02)

Income (loss) per share from discontinued operations – basic and diluted	19	(0.20)	(0.01)	(0.01)	—	—

Net income (loss) per share – basic and diluted	19	(1.08)	(0.50)	0.17	(0.14)	(0.02)

Weighted average number of ordinary shares outstanding-Basic and diluted		125,271,946	118,377,357	110,766,600	110,766,600	110,766,600

Amounts attributable to Agria Corporation's common shareholders
Income (loss) from continuing operations, net of tax		(109,897)	(57,857)	19,520	(15,982)	(2,516)
Discontinued operations, net of tax		(25,378)	(1,314)	(1,153)	—	—
Net income (loss)		(135,275)	(59,171)	18,367	(15,982)	(2,516)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2009	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net Income ( loss)	(135,275)	(59,171)	10,989	68,666	10,809
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss on disposal of P3A	—	21,598	—	—	—
(Income) loss from equity investments	—	2,223	(10,232)	1,924	303
Deferred income tax	10,915	8,489	18,755	(36,402)	(5,730)
Unrealized loss (gain) in investment	548	(1,946)	(55,542)	—	—
Share-based compensation and other non-cash operating items	14,833	9,835	3,709	4,630	729
Loss on disposal of property, plant and equipment and other assets	20,325	536	(990)	25,665	4,040
Depreciation	16,479	2,985	4,442	45,852	7,217
Amortization of intangible assets	24,292	25,003	14,122	17,212	2,709
Allowance for doubtful accounts	7,346	138	115	15,470	2,435
Write-down of inventories	22,508	—	—	—	—
Imputed interest on amounts due to related parties	601	—	—	—	—
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	47,404	(21)	305,001	103,247	16,252
Inventories	(34,936)	(54,496)	(31,521)	(36,200)	(5,698)
Prepayments and other current assets	(8,697)	(10,182)	24,437	(15,848)	(2,495)
Amounts due from related parties	1,719	(1,300)	(18,327)	5,225	822
Deferred revenue	(1,536)	(1,042)	—	—	—
Income tax payable	(2,507)	338	(21,374)	(25,799)	(4,061)
Income tax receivable	—	—	5,889	—	—
Accounts payable	3,939	(1,523)	(89,481)	15,916	2,505
Accrued expenses and other liabilities	6,163	6,283	(21,514)	(5,668)	(892)
Amounts due to related parties	(805)	42,843	(32,221)	(6,508)	(1,024)
Non-current prepayments	403	200	—
Other operating assets and liabilities	—	—	(28,264)	5,320	837
Net cash (used in) provided by operating activities	(6,281)	(9,210)	77,993	182,702	28,758

Cash flows from investing activities:
Payment for investment in PGW (net of cash received) (Note 3)	(414,595)	—	(695,539)	—	—
Payment for Investment in PGW convertible redeemable note (Note 3)	—	(165,446)	—	—	—
Payment for other investments	(7,000)	(40,000)	(4,900)	(463,773)	(73,001)
Business acquisitions (net of cash received) (Note 4)	516	(663)	—	—	—
Cash disposed of with the P3A disposal	—	(87,486)	—	—	—
Acquisition of property, plant and equipment and other assets	(3,400)	(568)	(5,247)	(73,985)	(11,646)
Acquisition of intangible assets	(5,502)	—	(13,014)	(5,477)	(862)
Proceeds from sales of investment				535,647	84,314
Net decrease of finance receivables				180,363	28,390
Proceeds from disposal of property, plant and equipment and other assets	—	17,010	31,225	2,767	436
Net cash (used in) provided by investing activities	(429,981)	(277,153)	(687,475)	175,542	27,631

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2009	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from financing activities:
Proceeds from borrowings	8,750	119,209	884,848	103,215	17,147
Repayment of borrowings	(8,800)	(59,605)	(327,347)	(483,899)	(76,168)
Proceeds from share issue of Agria Asia	—	—	129,432	78,825	12,408
Cash pledged for borrowings	—	(136,000)	(320,249)	—	—
Cash released from pledged deposit				57,543	9,058
Payment of dividend to non controlling interest				(3,708)	(584)
Payment of share issuance related cost	—	—	(17,829)	—	—
Finance facility fees			(12,792)	(7,708)	(1,213)
Repurchase of shares	(1,976)	—	—	—	—
Other	—	—	—	(18,516)	(2,915)
Net cash (used in)provided by financing activities	(2,026)	(76,396)	336,063	(274,248)	(43,167)

Effect of exchange rate changes on cash and cash equivalents	(654)	(16,838)	8,962	(12,877)	(2,027)

Net increase (decrease) in cash and cash equivalents	(438,942)	(379,597)	(264,457)	71,119	11,195
Cash and cash equivalents at the beginning of period	1,176,767	737,825	358,228	93,771	14,760
Cash and cash equivalents at the end of period	737,825	358,228	93,771	164,890	25,955

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	—	980	10,866	118,548	23,050
Cash paid during the period for income taxes	—	1,729	687	30,937	4,870

Supplemental disclosure of non-cash investing activities: Acquisition of property, plant and equipment, intangible assets and other assets through utilization of non-current prepayment	209,311	—	—	—	—
Non-cash exchange of other assets - breeder sheep	11,859	—	—	—	—

Disposal of P3A (Note 6):
Repurchase of shares	—	182,598	—	—	—
Carrying amount of net assets, including cash of RMB 87,500	—	(204,200)	—	—	—
Loss on Disposal	—	(21,598)	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(continued)

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”) except for number of shares)

	Agria Corporation Shareholders
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings (deficit)	Noncontrolling Interest	Total Shareholders’ Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of December 31, 2008	125,800,000	—	2,368,520	76,953	(77,653)	(532,260)	—	1,835,560
Comprehensive income
Net loss for the year	—	—	—	—	—	(135,275)	—	(135,275)
Foreign currency translation adjustments	—	—	—	—	(656)	—	—	(656)
Total comprehensive loss								(135,931)
Repurchase of shares (Note 16)	(640,000)	—	(1,976)	—	—	—	—	(1,976)
Share based compensation	—	—	14,833	—	—	—	—	14,833

Balance as of December 31, 2009	125,160,000	—	2,381,377	76,953	(78,309)	(667,535)	—	1,712,486
Comprehensive loss
Net loss for the year	—	—	—	—	—	(59,171)	—	(59,171)
Foreign currency translation adjustments	—	—	—	—	(16,838)	—	—	(16,838)
Total comprehensive loss								(76,010)
Reverse statutory reserves due to disposal of P3A	—	—	76,953	(76,953)	—	—	—	—
Statutory reserves	—	—	—	237	—	(237)	—	—
Repurchase of shares (Note 16)	(14,393,400)	—	(182,554)	—	—	—	—	(182,554)
Share based compensation	—	—	9,835	—	—	—	—	9,835

Balance as of December 31, 2010	110,766,600	—	2,285,611	237	(95,147)	(726,943)	—	1,463,758
Comprehensive Income
Net income	—	—	—	—	—	18,367	(7,378)	10,989
Foreign currency translation adjustments	—	—	—	—	(19,726)	—	—	(19,726)
Total comprehensive Income	—	—	—	—	—	—	—	8,736
Share issue related cost	—	—	(17,828)	—	—	—	207,836	190,008
Share based compensation	—	—	3,709	—	—	—	—	3,709
Non-controlling interest and accumulated other comprehensive loss through acquisition of PGW	—	—	—	—	(8,552)	—	1,004,896	996,344

Balance as of June 30, 2011	110,766,600	—	2,271,492	237	(123,425)	(708,576)	1,205,355	2,645,083
Comprehensive Income/(loss)
Net income/(loss)	—	—	—	—	—	(15,982)	84,648	68,666
Foreign currency translation adjustments	—	—	(1,101)	—	23,507	—	—	22,406
Total comprehensive Income/(loss)	—	—	—	—	—	—	—	91,072
Increase of additional paid in capital	—	—	78	—	—	—	—	78
Provision for statutory reserve	—	—	—	597	—	(597)	—	—
Share based compensation	—	—	4,630	—	—	—	—	4,630
Dividend paid to non-controlling interest (RMB4,123) and impact to non-controlling interest arising from settlement of intercompany financial instruments (Note 3)	—	—	—	—	1,240	(3,085)	(155,914)	(157,759)

Balance as of June 30, 2012	110,766,600	—	2,275,099	834	(98,678)	(728,240)	1,134,089	2,583,104

Balance as of June 30, 2012, in US$		—	358,114	131	(15,532)	(114,629)	178,512	406,596

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

1.	Corporation Information and Basis of Presentation

Agria Corporation (the "Company" or "Agria") conducts operations in China and internationally through its subsidiaries and variable interest entities (VIEs) (collectively the "Group"). Within China, the Group is primarily involved in the research and development, production and sale of agricultural seed products. The international operations of the Group are undertaken through PGG Wrightson Ltd ("PGG Wrightson" or "PGW"). During the year ended June 30, 2012, China operations accounted for approximately 1% of total revenue, and international operations accounted for approximately 99% of total revenue (Note 22). The Company does not conduct any substantive operations of its own in the PRC and conducts its primary business operations in the PRC through VIEs. PRC Laws and regulations prohibit or restrict foreign ownership of research and development, production and sale of hybrid food crop businesses. To comply with these foreign ownership restrictions, the Group operates its research and development, production and sale of upstream agricultural productions in the PRC through its VIEs.

On September 29, 2011, our board of directors authorized a change in our fiscal year end to June 30 from December 31. These financial statements presented herein are for the year ended June 30, 2012, the 6 month transition period ended June 30, 2011, and the years ended December 31, 2010 and 2009. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

In November 2008, Shenzhen Guanli Agricultural Technology Co., Ltd. ("Guanli") was set up using contractual agreements substantially consistent with those described above such that Agria Brother Biotech (Shenzhen) Co., Ltd. ("Agria Brother") effectively controlled Guanli.  As of June 30, 2012, the 100% legal interest in Guanli is held by two PRC individuals.

In September 2009, Shenzhen Agria Agricultural Co., Ltd ("Agria Agricultural") was set up with a 51% interest legally held by Guanli and a 49% interest legally held by another individual. In September 2009, Shenzhen Zhongyuan Agriculture Ltd. Co. ("Zhongyuan") was set up with a 95% interest legally held by Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of board of directors, and a 5% interest legally held by another individual shareholder. Agria Brother has entered into the aforementioned contractual agreements with the individual legal shareholders of Agria Agricultural and Zhongyuan, respectively. Agria Brother has a legal obligation to provide funding of all losses incurred by Guanli, Agria Agricultural and Zhongyuan.

Through the aforementioned agreements, Aero Biotech Science & Technology Co., Ltd. (“WOFE”) and Agria Brother demonstrate their ability and intention to exercise the ability to absorb substantially all of the profits and all of the expected losses of Taiyuan Primalights III Agriculture Development Co., Ltd (“P3A”) (through the date of disposal), Guanli, Agria Agricultural and Zhongyuan.  Accordingly, WOFE and Agria Brother are the primary beneficiaries of P3A, Guanli, Agria Agricultural and Zhongyuan and consolidates their operating results in accordance with Accounting Standards Codification ("ASC") 810 "Consolidation" (Pre-codification: Financial Accounting Standards board ("FASB") Interpretation No. 46R, Consolidation of Variable Interest Entities, and Interpretation of ARB NO. 51).

On April 1, 2008, Agria Brother was established in the PRC as a wholly-owned subsidiary by China Victory International Holdings Ltd (“China Victory”) with a registered capital of US$29,000,000. The principal activity of Agria Brother is to provide biotechnology related services.

On September 30, 2009, Guanli acquired from a third party, a 100% equity interest in Beijing NKY Seeding Development Co., Ltd ("NKY").

On January 31, 2010, Guanli acquired a 70% equity interest in Tianjin Beiao Seed Technology Development Co., Ltd. ("Beiao"), and NKY acquired a 30% equity interest in this company. (Note 4)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

On October 21, 2010, NKY Seeds International Co., Ltd established a wholly owned subsidiary named Wuwei NKY Seeds Co., Ltd., in Wuwei city of Gansu province in China. The principal activity of Wuwei NKY Seeds Co., Ltd. is to act as an exclusive sales agent of Wuwei Ganxin Seeds Co., Ltd. (“Ganxin”), the major production company for Agria.

The Company formed Southrich Limited, a wholly-owned subsidiary of Agria Group Limited, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010.  Agria (Singapore) Pte. Ltd., or Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia Investments Limited.  In January 2011, Agria Singapore made an offer to the shareholders of PGW to acquire an additional 31% of the shares in PGW at the offer price of NZ$0.60 per share.  On April 29, 2011, the Company completed this acquisition and increased its shareholding of PGW to 50.01% (Notes 3 and 4). In April 2011, New Hope International (Hong Kong) Limited invested US$20 million in the equity of Agria Asia Investments, upon which the Company's equity interest in Agria Asia Investments was 88.05%. In April 2011, the Company also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia Investments to Ngai Tahu Holdings for approximately US$12 million.  This sale became unconditional when the shareholders of PGW approved the transaction in June 2011, and this amount was received in July 2011. Upon the completion of this sale, the Company's equity interest in Agria Asia Investments became 80.81%.

In March 2011, Wuwei Ganxin Seeds Co., Ltd. increased its registered capital from RMB20 million to RMB30 million pursuant to new regulations. Accordingly, the Company increased its investment in Ganxin by RMB4.9 million (US$0.7 million) to maintain the Company's 49% equity interest.

In March 2011, Beiao established a new subsidiary, named Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, PRC. The initial investment is RMB1.11 million. This new company began their operations in a seeds business in Shanxi, PRC.

As of June 30, 2012, the Company's subsidiaries consisted of the following entities:

Name	Place of incorporation

Agria Biotech Science & Technology Co., Ltd	PRC
Agria Group Ltd	BVI
China Victory	Hong Kong
Agria Brother	PRC
Agria Biotech Overseas Ltd ("Agria Overseas")	Hong Kong
Southrich Limited ("Agria Asia Investment Ltd.")	BVI
Agria (Singapore) Pte. Ltd ("Agria Singapore")	BVI
Agria Corporation (New Zealand) Ltd ("Agria New Zealand")	New Zealand
PGG Wrightson Limited ("PGW")	New Zealand
Agriculture New Zealand Limited	New Zealand
Agri-Feeds Limited	New Zealand
AgriTech South America Limited (formerly PGG Wrightson Investments Limited)	New Zealand
Grasslands Innovation Limited	New Zealand
PGG Wrightson Consortia Research Limited	New Zealand
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand
PGW AgriTech Holdings Limited	New Zealand
PGW Rural Capital Limited	New Zealand
PGW AgriTech New Zealand Limited	New Zealand
AgriServices South America Limited	New Zealand
PGG Wrightson Real Estate Limited	New Zealand
PGG Wrightson Seeds Limited	New Zealand
PGG Wrightson Trustee Limited	New Zealand
PGW Corporate Trustee Limited	New Zealand
Agricom Limited	New Zealand
PGG Wrightson Genomics Limited	New Zealand

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

PGW AgriTech Australia Pty Limited	Australia
PGG Wrightson Real Estate Australia Pty Limited	Australia
PGG Wrightson Seeds (Australia) Pty Limited	Australia
AusWest Seeds Pty Limited	Australia
Stephen Pasture Seeds Pty Limited	Australia
Juzay S.A.	Uruguay
Wrightson Pas S.A. Limited	Uruguay
PGG Wrightson Uruguay Limited	Uruguay
PGW AgriTech South America SA	Uruguay
Hunker S.A. (t/a Rural Centre)	Uruguay
Lanelle S.A. (t/a Riegoriental)	Uruguay
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay
Idogal S.A. (t/a Veterinaria Lasplaces)	Uruguay
Agrosan S.A.	Uruguay
Alfalfares S.R.L.	Argentina
NZ Ruralco Participacoes Ltda	Brazil

As of June 30, 2012, the Company consolidates the following VIEs and their consolidated subsidiaries which comprised substantially all of the Group's operations:

Name	Place of incorporation

Guanli	PRC
Agria NKY Seeds Co., Ltd. (Formerly NKY Seeds International Co., Ltd.)*	PRC
Agria Asia International Ltd ("Agria Asia") *	Hong Kong
Agria Agricultural	PRC
Zhongyuan	PRC
Agria Hong Kong Ltd ("Agria Hong Kong") **	Hong Kong
Tianjin Beiao Seed Technology Development Co Ltd	PRC
Wuwei NKY Seeds Co., Ltd.	PRC
Shanxi Jufeng Seeds Co Ltd	PRC

*	Agria Asia and NKY are 100% owned by Guanli
**	Agria Hong Kong is 100% owned by Zhongyuan

The carrying amount of the total assets and total liabilities of VIEs as of June 30, 2012 were RMB372.6 million (US$ 58.6 million), and RMB109.2million (US$ 17.2 million), respectively. There was no pledge or collateralization of the VIEs' assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. The amount of the net assets of VIEs as of June 30, 2012 was RMB263.4 million (US$ 41.5 million). In addition, the Company has not provided any financial or other support that it was not previously contractually required to provide during the period presented to VIEs.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Foreign Currency

The functional currency of the Company, Aero-Biotech, China Victory, Agria Hong Kong, Agria Asia, Agria Overseas, Agria Asia Investment and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and the VIEs is the RMB. The reporting currency of the Company is RMB.  Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate.  Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

On consolidation, the financial statements of the companies that use the United States dollar and New Zealand dollar as their functional currency are translated into RMB at the exchange rate in effect at the balance sheet date for assets and liabilities, and at the average exchange rate during the year for income and expense items except for individually significant transactions whereby the exchange rates on the date the transactions are recognized are used. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders' equity.

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB 6.353 on June 30, 2012 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company's consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory write downs, impairment assessment and useful lives determination of property plant and equipment, valuation of intangible assets, goodwill and other long-lived assets, recognition of deferred income taxes, impairment assessments of investments and consolidation of VIEs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable balance is written off after collection efforts have ceased.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis. Raw materials and supplies consist of feed ingredients, packaging materials and operating supplies, while work-in-progress and finished goods include direct materials, direct labor and the allocation of manufacturing overhead costs. Livestock inventories includes live animals acquired for stock fattening programs and for live export.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	5-50 years
Plant and machinery	5-10 years
Furniture and office equipment	3-5 years
Motor vehicles	5-6 years

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

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. No interest was capitalized in the year ended June 30, 2012.

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

Investments

Investments in privately held entities, which are not readily marketable or do not have quoted market prices, are recorded at cost.  Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of operations.  The Company assesses its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and the market environment of the investees.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Through April 2011, in accordance with ASC 825-10 "Financial Instruments — overall", the Company elected to account for its PGW equity investee in which the Company exercised significant influence using fair value as determined by the investee's quoted market price (Notes 3, 23).  Accordingly, the investment was reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of operations.  As described in Note 4, in April 2011, the Company acquired a controlling interest in PGW.  The Company accounts for its other equity investees under the equity method of accounting.  Accordingly, the investments are reflected at original cost and adjusted for the Company's share of earnings or losses of the investees.  There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. In April 2011, the Company acquired a controlling interest in PGW, resulting in additional goodwill (Note 4). In accordance with the provisions of ASC 350-20, “Intangibles - goodwill and other”, goodwill amounts are not amortized, but rather are tested for impairment at least annually, or more frequently if there are indicators of impairment present.  If the carrying value of the reporting unit to which goodwill is allocated is more than the reporting unit's fair value, goodwill is considered to be impaired.  A reporting unit's fair value is determined based on its expected cash flows.  The amount of goodwill impairment loss is measured as the excess of the carrying value of goodwill over its implied fair value.  Subsequent reversal of goodwill impairment loss is prohibited. Goodwill has been assigned to NKY, a component of the Company's corn seeds operating segment, Beiao, a component of the Company's vegetable seeds operating segment, and PGW, a company engaged in rural services in New Zealand, for purposes of impairment testing. No impairment charges have been recognized for the years ended December 31, 2009 and 2010, the six months ended June 30, 2011, and the year ended June 30, 2012.

Revenue Recognition

The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured.

More specifically, the Company's sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products, which generally occurs at shipping point. Other than warranty obligations, the Company does not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. The Company generally does not accept sales returns and does not provide customers with price protection. The Company assesses a customer's creditworthiness before accepting sales orders. Based on the above, the Company records revenue related to product sales upon delivery of the product to the customers.

The Company is subject to significant seasonal fluctuations. In particular, livestock and seeds activities are significantly weighted to the second half of the financial year. Seeds revenues reflect the fact the Company operates in geographical zones that suit Autumn harvesting and sowing. New Zealand generally has spring calving and lambing, so Livestock trading is weighted towards the second half of the financial year in order for farmers to maximize their incomes. Other business units have similar but less material cycles. The Company recognizes this is the nature of the industry and plans and manages its business accordingly.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. The company generally records shipping and handling fees billed to customers as revenue, and shipping and handling costs incurred with the delivery of its products as cost of revenue.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as transportation and handling costs for products sold.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Research and Development Costs

The principal research and development activities are in the development of systems, processes and new seed cultivars. Research expenditure on the development of new systems and processes is recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss when incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. Research and development expenditure on the development of new seed cultivars is recognized in profit or loss as incurred. Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.

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

Employee Benefits

The Company’s net obligation with respect to defined benefit pension plans is calculated by estimating the future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the lower of the net assets of the plan or the current value of the contributions holiday that is expected to be generated. Actuarial gains and losses are recognized directly in other comprehensive income and the defined benefit plan reserve in equity. Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A provision is recognized for the amount of outstanding short-term benefits at each reporting date. Provisions made with respect to employee benefits which are not expected to be settled within twelve months are measured as the present value of the estimated future cash outflows to be made by the Company with respect to services provided by employees up to reporting date.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Share-based Compensation

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

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

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

Discontinued Operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.

Leases

Leases are classified at inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed over the lease term.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Earnings (loss) Per Share

Basic earnings (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable, convertible preferred shares are included in the computation of diluted income per ordinary share on an "if-converted" basis, when the impact is dilutive. The dilutive effect of outstanding share options is reflected in the diluted earnings per share by application of the treasury stock method.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets or asset group, including finite-lived intangibles, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the excess of the carrying amount of the asset group over its estimated fair value.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities and short-term bank borrowings approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value, as their interest rates approximate market interest rates.

This fair value of related party receivables and payables is not practicable to estimate due to the unsure nature of the underlying transactions.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. The Company does not hold or issue derivative instruments for trading purposes. Generally, the derivatives do not qualify for hedge accounting. Such derivatives consist of forward exchange contracts, spot forward exchange contracts and foreign exchange options to manage exposure to foreign currency operations. Derivative financial instruments are recognized initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship.

Cash flow hedges generally consist of interest rate swaps that were used by PWF (Note 6) to hedge exposures to changes in the market rates of variable and fixed interest rates. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss. Subsequent to the sales of PWF (Note 6), the company does not have any cash flow hedges.

During all periods presented, total derivative transactions, gains and losses, and period end fair values and notional amount are not significant to the Company’s operations or financial position.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Segment Reporting

From 2009 through June 2010, the Company operated in corn seed, sheep products and seedlings segments. In July 2010, the Company disposed of its sheep products and seedlings business segments (Note 6). From August, 2010 to April 30, 2011, the Company operated and managed its business only in the China seeds business segment. Beginning with the acquisition of PGW at end of April 2011, the Company now operates in China seeds, International seeds and Agriservices segments (Note 22). The China seeds segment engages in production and sale of corn seed in China, the International seeds segment engages in seed, nutrition and grain businesses and the AgriServices segment engages in merchandising, livestock, insurance, real estate and irrigation and pumping businesses. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. The 2009 and 2010 segment data has been restated to reflect the 2010 disposition. In 2009 and 2010, the Company generated substantially all of its revenues from customers in the PRC. Beginning in May 2011, with the acquisition of PGW, the Company generated revenues from customers in the PRC, New Zealand, Australia, South America and the United Kingdom. Geographical information is presented in note 22.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance to improve the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income ("OCI") by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued an update which indefinitely defers certain requirements to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2011 and are to be applied retrospectively. The adoption of this guidance is expected to have an impact on the presentation of the Company's consolidated statements of operations and comprehensive loss, but will not impact the reported amounts.

In December 2010, the FASB issued updated guidance that modifies the goodwill impairment test. Goodwill is tested for impairment using a two-step process. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare the implied fair value with the carrying amount of the goodwill. If the carrying amount exceeds the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized in an amount equal to that excess.

Updated guidance requires that, if the carrying amount of a reporting unit becomes zero or negative, the second step of the impairment test must be performed when it is more likely than not that a goodwill impairment loss exists. In considering whether it is more likely than not that an impairment loss exists, a company is required to evaluate qualitative factors, including the factors presented in existing guidance that trigger an interim impairment test of goodwill (e.g., a significant adverse change in business climate or an anticipated sale of a reporting unit). The provisions of the guidance became effective for our Company on January 1, 2011. The adoption did not have a material impact on our consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

In September 2011, the FASB issued updated guidance that simplifies the goodwill impairment test. For its annual and interim goodwill impairment test, an entity first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described above. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. Our Company adopted the updated guidance for our annual goodwill impairment test in 2011.

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. The new guidance requires more detailed disclosures of the changes in Level 3 instruments and was effective for our Company on January 1, 2011. The adoption did not have a material impact on our consolidated financial statements, as it only required additional disclosures.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality will be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our Consolidated Financial Statements.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of June 30, 2012, substantially all of the Company's cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

Current vulnerability due to certain other concentrations

The Company operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social conditions.  There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Except for PGW and overseas companies outside mainland China, substantially all of the Company's other businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies.  All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible. There has been no subsequent changes to the policies. It is difficult to predict the effect of this change to the foreign exchange rate of the RMB in the future.

3.	Investment in PGW

On October 16, 2009, the Company and PGW entered into an agreement to jointly work to create value for both companies through the advancement of agricultural technology and the development of new markets.

In October 2009, the Company invested in PGW through the placement of 41.1 million newly- issued shares representing 11.52% of PGW's share capital, at NZD$0.88 per share, at a value of NZ$36.2 million (US$25.3 million).

In November 2009, together with all existing shareholders of PGW (on a pro rata basis), the Company subscribed for an additional 46.2 million shares at an aggregate price of NZ$20.8 million (US$14.6 million) without changes in the percentage of shareholding before and after the subscription.

On December 23, 2009, one of the existing shareholders of PGW sold the Company 56.8 million of PGW's share rights at NZ$0.025 per share right. The Company exercised these rights and subscribed for 56.8 million shares at an aggregate consideration of NZ$27.0 million (US$18.9 million). Upon the completion of the acquisition, the Company held an equity interest of 19.01% in PGW which enabled it to have 2 directors on PGW's board.  Accordingly, the Company determined that its representation on the board of directors of this investee enabled it to apply significant influence over PGW.

Through the date of the April 2011 PGW acquisition (Note 4), the Company elected to apply the fair value option for its equity investment in PGW, which otherwise would be accounted for using equity method accounting, because it believed a readily determinable fair value based on the investee's quoted market price provided investors with the most relevant and reliable information in assessing its value.  The Company recognized the increase in fair value, which amounted to RMB55,542,000  (US$8,593,000), between December 31, 2010 and April 30, 2011 in the consolidated statements of operations.

Under the agreement signed between the Company and PGW in November 2009, PGW agreed to issue Convertible Redeemable Notes ("CRNs") having an aggregate principal amount of US$25 million to the Company with the proceeds being invested as new capital into PGG Wrightson Finance, to enhance regulatory capital and provide greater liquidity and capacity for growth in that business.  As a result, PGW issued the CRNs to Agria Asia on January 15, 2010.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

The key features of the convertible redeemable notes, which were repaid in December 2011, were as follows:

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

In the event that PGG Wrightson elects to convert the notes into its ordinary shares, each note will be converted into 2.1 ordinary shares of PGG Wrightson, subject to PGG Wrightson's shareholder approval.

In the event that PGG Wrightson elects to redeem the notes, the Company may choose whether the notes will be redeemed in cash or exchanged into ordinary shares of PGG Wrightson Finance, a wholly owned subsidiary of PGG Wrightson, which exchange is subject to PGG Wrightson's shareholder approval.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

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

In April 2011, the Company acquired a controlling interest in PGW. Therefore, from the date of acquisition, the convertible redeemable notes have been eliminated on consolidation. In December 2011, the convertible redeemable notes were repaid at 102% of the principal amount. The repayment of the intercompany financial instrument impacted non-controlling interest as reflected on the statement of changes in equity.

4.	Business Acquisitions

2009 acquisition:

In order to expand its spectrum of agricultural research, on September 30, 2009, Guanli acquired a 100% equity interest of NKY, an entity engaged in research and sales of agriculture products in the PRC, for RMB5,000,000 (US$732,504). The acquisition was accounted for as a business acquisition in accordance with ASC 805-10, “Business Combinations: Overall”. The results of NKY’s operations have been included in the consolidated financial statements since its acquisition date.

The following table summarizes the fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	As at September 30, 2009
	(RMB’000)	(US$’000)

Cash	5,516	808
Accounts receivable	596	87
Inventories	12,456	1,825
Other current assets	6,446	944
Property and equipment, net	1,355	199
Other non-current assets	508	74
Payable for acquisition of technology	(5,086)	(745)
Advance from customers	(13,674)	(2,003)
Other current liabilities	(16,233)	(2,378)
Deferred tax assets, non current	3,362	494
Deferred tax liability, current	(63)	(9)
Goodwill	9,817	1,437

Purchase consideration	5,000	733

The goodwill recognized represents expected synergies from combining operations of NKY and its intangible assets that do not qualify for separate recognition with the operations of the Company. Goodwill has been assigned to NKY, a component of the Company's China Seeds operating segment, for purposes of impairment testing.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Company’s consolidated financial results.

2010 acquisition:

In 2010, the Company acquired a 100% equity interest of Beiao, an entity engaged in research and sales of vegetable seeds in the PRC, for cash consideration of RMB1,000,000 (US$151,515). The Company recognized goodwill of RMB317,560 (US$48,115) for this acquisition.

Purchase price allocation and pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Company’s consolidated financial results.

2011 acquisition of controlling interest in PGW:

In April 2011, Agria Singapore purchased an additional 234,963,938 shares of PGG Wrightson at the offer price of NZ$0.60 (US$0.46) per share to bring its total shareholding in PGG Wrightston from 19.01% to 50.01%. The acquisition has been accounted under the acquisition method of accounting in accordance with ASC 805, "Business Combinations". The results of PGG Wrightson's operations have been included in the consolidated financial statements since its acquisition date. We previously accounted for our 19.01% interest in PGW as an equity method investment.

The aggregate purchase consideration is comprised of the following:

	As at April 30, 2011
	(RMB'000)	(US$'000)

Cash consideration transferred	734,356	113,616
Fair value of the Noncontrolling Interest	967,152	149,633
Fair value of previously held equity interest	450,385	69,681
Total consideration	2,151,893	332,930

As the result of obtaining control over PGW, our previously held 19.01% interest was remeasured to fair value at acquisition date, resulting in a gain of RMB55.5 million (US$8.6 million). This has been recognized in unrealized gain from investment in the consolidated statements of operations.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the date of acquisition, including the effect of measurement period adjustments recorded in 2012 and 2011 as discussed below:

	As at April 30, 2011
	(RMB'000)	(US$'000)

Cash	38,817	6,006
Accounts receivable	1,421,690	219,957
Inventory	1,274,040	197,113
Other current assets	167,311	25,886
Property and equipment	443,588	68,630
Investment in equity accounted associates & other investment	73,673	11,398
Other non-current assets	75,308	11,651
Goodwill	882,874	136,594
Accounts payable	(850,887)	(131,645)
Short-term borrowings	(337,983)	(52,291)
Other current liabilities	(450,285)	(69,667)
Long-term borrowings	(754,836)	(116,784)
Other long-term liabilities	(154,367)	(23,883)
Net assets held for sale	473,581	73,270
Deferred tax assets	61,287	9,482
Deferred tax liabilities	(2,923)	(452)
Income tax payable	(23,571)	(3,647)
Noncontrolling interest	(10,259)	(1,587)
Convertible Redeemable Note and accrued interest	(175,165)	(27,101)
Purchase consideration	2,151,893	332,930

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

A change to the acquisition date fair value of the identifiable net assets during the measurement period (up to one year from the acquisition date) affects the amount of the purchase price allocated to goodwill. Changes to the purchase price allocation are adjusted retrospectively to the consolidated financial results. The values above include measurement period adjustments recorded in 2012 and further detailed below. The measurement period adjustments were recorded based on information obtained subsequent to the acquisition.  The June 30, 2011 balances for Goodwill and Other assets on the Consolidated Statements of Financial Position have been revised to include the effect of the measurement period adjustment recorded in 2012.

The goodwill recognized represents expected synergies and incremental growth that we anticipate accruing both in PGW and across the rest of the Group. We expect this to be achieved by the Company management providing PGW with expertise on capitalizing on opportunities in the China market and by PGW providing the rest of the Group with expertise on leading international agriculture practices and techniques.

Measurement period adjustments:

As previously disclosed, the fair values initially assigned to the assets acquired and liabilities assumed were preliminary and subject to refinement pending information necessary regarding facts and circumstances that existed as of the acquisition date for a period not to exceed one year up to one year after the closing date. The Company updated the previously reported consolidated balance sheets and statements of operations, of changes in Shareholders’ Equity and of Cash Flows for the six months period ended June 30, 2011 for the final measurement period adjustments that are reflected in the table below.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Consolidated Balance Sheet

	As initially reported June 30, 2011	Measurement period adjustment	Adjusted June 30, 2011
	(RMB)	(RMB)	(RMB)
ASSETS
Current assets:
Cash and cash equivalents	93,771		93,771
Restricted cash	456,250		456,250
Accounts receivable	1,122,810		1,122,810
Inventories	1,424,468	(37,842)	1,386,626
Prepayments and other current assets	132,585		132,585
Tax Receivable	14,747		14,747
Deferred tax assets	—		—
Short –term derivative assets	28,674		28,674
Assets held for sale	2,710,238	(4,329)	2,705,909
Amounts due from related parties	98,032		98,032
Total current assets	6,081,575	(42,171)	6,039,404

Non-current assets:
Property, plant and equipment, net	510,653	(25,359)	485,294
Investment under equity method	61,300		61,300
Intangible assets, net	398,465		398,465
Goodwill	838,928	54,081	893,009
Non-current prepayments	40,158		40,158
Deferred tax assets	44,795		44,795
Other assets, net	61,066		61,066
Total non-current assets	1,955,365	28,722	1,984,087
Total assets	8,036,940	(13,449)	8,023,491

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	485,885		485,885
Income tax payable	2,535		2,535
Accounts payable	765,554	(29,881)	735,673
Accrued expenses and other liabilities	493,914		493,914
Deferred tax liabilities	—	2,980	2,980
Short-term derivative liabilities	14,313		14,313
Amounts due to related parties	10,622	29,881	40,503
Liabilities classified as held for sale	2,233,054	3,505	2,236,559
Total current liabilities	4,005,877	6,485	4,012,362

Non-current liabilities:
Long-term bank borrowing	1,228,993		1,228,993
Other long-term liabilities	137,053		137,053
Total non-current liabilities	1,366,046		1,366,046
Total liabilities	5,371,923	6,485	5,378,408

Equity:
Agria Corporation shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 110,766,600 shares issued and outstanding at December 31, 2010, June 30, 2011 and June 30, 2012.)	—		—
Additional paid-in capital	2,271,492		2,271,492
Statutory reserves	237		237
Accumulated other comprehensive loss	(121,746)	(1,679)	(123,425)
Accumulated deficit	(701,413)	(7,163)	(708,576)
Total Agria Corporation shareholders’ equity	1,448,570	(8,842)	1,439,728
Noncontrolling interest	1,216,447	(11,092)	1,205,355
Total Equity	2,665,017	(19,934)	2,645,083
Total liabilities and equity	8,036,940	(13,449)	8,023,491

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Consolidated Statement of Operation

	As initially reported 2011	Measurement period adjustment	Adjusted 2011
	(RMB)	(RMB)	(RMB)

Revenue	1,026,168		1,026,168
Cost of revenue	(761,366)	(17,748)	(779,114)
Gross profit	264,802	(17,748)	247,054

Operating expenses:
Selling, general and administrative expenses	(271,112)		(271,112)
Research and development expenses	(7,033)		(7,033)
Total operating expenses	(278,145)		(278,145)
Operating loss	(13,343)	(17,748)	(31,091)

Other income (expense)
Interest income	14,123		14,123
Interest and financing expenses	(22,316)		(22,316)
Exchange gain (loss)	(12,834)		(12,834)
Unrealized (loss) gain in investment	55,542		55,542
Other expense	(3,162)		(3,162)
Other income	2,251		2,251
Income (loss) from equity investments	10,232		10,232
Income (loss) before income tax	30,493	(17,748)	12,745
Income tax	1,074	22	1,096
Income (loss) from continuing operations	31,567	(17,726)	13,841
Income (loss) from discontinued operations	(2,852)		(2,852)
Net income (loss)	28,715	(17,726)	10,989
Less net income or addition of net loss attributable to the non controlling interest	(3,185)	10,563	7,378
Net income (loss) attributable to the Company	25,530	(7,163)	18,367

Loss per ordinary share:
Income(loss) per share from continuing operations – basic and diluted	0.24	(0.06)	0.18

Income (loss) per share from discontinued operations – basic and diluted	(0.01)		(0.01)

Net income (loss) per share – basic and diluted	0.23	(0.06)	0.17

Weighted average number of ordinary shares outstanding-Basic and diluted	110,766,600		110,766,600

Amounts attributable to Company's common shareholders
Income (loss) from continuing operations, net of tax	26,683	(7,162)	19,520
Discontinued operations, net of tax	(1,153)		(1,153)
Net income (loss)	25,530	(7,163)	18,367

Pro forma (unaudited)

The following summarized unaudited pro forma results of operations, which are inclusive of Continuing and Discontinued Operations, for the year ended December 31, 2010 and the 6 month period ended June 30, 2011, have been prepared assuming that the acquisition of PGW had occurred on January 1, 2010. These pro forma results have been prepared for comparative purposes only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2010.

	(Unaudited)	(Unaudited)
	For the year ended December 31,2010	For 6 months Ended June 30,2011
	(RMB'000)	(RMB'000)

Pro forma revenues	6,256,583	3,551,666
Pro forma net loss	(57,110)	(94,701)
Pro forma net loss per ordinary share-basic and diluted	(0.48)	(0.85)

5.	Investment Under Equity Method

Details of the Company's equity method investees at June 30, 2012 are as follows:

	Proportion of ownership	December 31, 2010	June 30, 2011	June 30, 2012	June 30, 2012
Name of investee	interest	(RMB’000)	(RMB’000)	(RMB'000)	(US$'000)

Wuwei Ganxin Seeds Co., Ltd.	49.0%	41,183	53,679	53,679	8,449
Beijing Zhongnong Seed Industry Co., Ltd.	26.8%	6,711	6,720	8,280	1,303
Other, owned by PGW		—	901	1,345	212
		47,894	61,300	63,304	9,964

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

The results of operations and financial position of the investees are not significant to the Company.

6.	Disposition and Discontinued Operations

Taiyuan Primalights III Modern Agriculture Development Co., Ltd ("P3A"), a company incorporated under the laws of the People's Republic of China (the "PRC") on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep products and seedlings. In October 2003, China Victory International Holdings Limited ("China Victory"), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the "Acquisition") with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The Acquisition was structured in this manner because of the aforementioned legal restrictions placed on foreign ownership.

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the "WOFE" or "Agria China"). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements (collectively, the "Contractual Agreements") with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A's shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Company intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A's shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders' personal income tax and other statutory obligations arising from receiving such dividends or other distributions. During 2008, the number of shareholders in P3A changed from 4 individuals to 5 individuals, all of whom have entered into the Contractual Agreements. Agria China has a legal obligation to provide funding for all losses incurred by P3A.

On July 13, 2010, the Company sold substantially all assets of P3A, net of certain liabilities, to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria received shares held by Mr. Xue representing 11.5% of the Company’s issued and outstanding share capital immediately prior to the transaction. These shares were then cancelled by the Company. The Company retained existing leases of nine parcels of land totaling approximately 13,500 acres previously held by P3A. Mr. Xue was a related party of the Company since he is a director and president of P3A. The assets and liabilities of P3A as of December 31, 2008 and 2009 are comprised of the following:

	2008	2009	2009
	(RMB'000)	(RMB'000)	(US$'000)
Current assets	231,565	257,699	39,045
Non-current assets	202,815	172,344	26,113
Accounts payable and other liabilities	(232,182)	(246,995)	(37,423)
Net assets	202,198	183,048	27,735

Included in the loss from discontinued operations for the year ended December 31, 2010 is RMB20.3 million operating income from January 1, 2010 through the date of disposal and a RMB21.6 million loss on disposal, net of a reversal of deferred tax liabilities of approximately RMB 191.2 million (Note 18). There is no other significant income tax on discontinued operations for 2008, 2009, and 2010. Results of the P3A discontinued operations are as follows:

Discontinued Operations	2008	2009	From January 1, 2010 to date of disposal
	(RMB'000)	(RMB'000)	(RMB'000)	(US$'000)
Revenue from discontinued operations	465,064	173,956	112,277	17,012
Pretax income (loss)	121,053	(25,378)	(192,468)	(29,162)
Income (loss) from discontinued operations	121,053	(25,378)	(1,314)	(199)

At the time of the acquisition of PGW, PGW was in the process of selling PGG Wrightson Finance Limited (PWF), its financing operations. Therefore, this business operation was recorded as "held for sale" at the date of the PGW acquisition.

In June 2011, PGW finalized an agreement with Heartland New Zealand Limited to sell PWF to Heartland's wholly-owned subsidiary Heartland Building Society (Heartland). The sales price was an amount equal to the adjusted net tangible assets of PWF at the completion date of the transaction, being August 31, 2011.

Results of the PWF discontinued operations are as follows:

Results of discontinued operations	From April 30, 2011 (acquisiti on date) to June 30, 2011
	(RMB'000)	(US$'000)
Revenue from discontinued operations	30,676	4,746
Pretax loss	(135)	(21)
Loss from discontinued operations	(2,852)	(441)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Assets held for sale

In year ended June 30, 2011, assets of PWF specified in the share sale agreement have been classified as held for sale. Certain loans with a carrying value of approximately RMB322.7 million (US$49.9 million) were excluded from the sale and are to be transferred to a wholly owned PGW special purpose vehicle, which will be utilized to realize or refinance these facilities over the short to medium term. These assets are classified as other current assets (Note 9). Through June 30, 2012, certain of these receivables were collected by PGW and the outstanding receivables are approximately RMB146.4 million (US$23.1 million), net of an allowance of approximately RMB91.4 million (US$14.4 million). The Company expects the net amount to be realized in fiscal year 2013. PGW currently has seven properties classed as held for sale. The properties are on the market and are held at market value (approximately RMB3.2 million (US$0.5 million)).

The assets and liabilities classified as held for sale are comprised of the following:

	2010	2011	2012	2012
	(RMB'000)	(RMB'000)	(RMB'000)	(US$'000)
Assets classified as held for sale
Cash and cash equivalents	—	383,330	—	—
Property, plant and equipment	—	3,249	27,794	4,375
Intangibles	—	1,499	—	—
Finance and other receivables	—	2,317,830	—	—
	—	2,705,909	27,794	4,375
Liabilities classified as held for sale
Finance and other payables	—	(2,236,559)	—	—
	—	(2,236,559)	—	—

7.	Accounts Receivable

Accounts receivable consist of the following:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	423	1,169,711	1,014,672	159,715
Less: Allowance for doubtful accounts	(139)	(46,901)	(43,833)	(6,899)

	284	1,122,810	970,839	152,816

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the period	(12,853)	(10,670)	(139)	(46,901)	(7,382)
Increase from acquisition of PGW	—	—	(46,407)	—
Provision for doubtful collection	(14,664)	(139)	(355)	(23)	(4)
Decrease due to disposal of P3A	—	10,670	—	—	—
Collections of doubtful accounts allowed for	7,916	—	—	3,091	486
Write-offs	8,931	—	—	—	—

Balance at the end of the year	(10,670)	(139)	(46,901)	(43,833)	(6,899)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

8.	Inventories

Inventories consist of the following:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	10,181	4,467	10,032	1,578
Work in progress	1,407	63,354	27,516	4,331
Finished goods	62,780	1,220,330	1,213,466	191,007
Livestock	—	135,304	102,960	16,207
Less: Allowance for inventory write down	—	(36,829)	(36,043)	(5,673)
	74,368	1,386,626	1,317,931	207,450

9.	Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Non-current assets
Non-current Prepayments (1)	40,258	40,158	40,165	6,322

Current assets
Prepayments(3)	106	32,920	31,345	4,934
Advances to suppliers (2)	1,586	3,808	11,593	1,825
Finance receivable (4)	—	—	146,447	23,051
Other receivable (5)	17,414	95,917	95,666	15,058
Less: Allowance for doubtful accounts	(60)	(60)	(4,140)	(651)
	19,046	132,585	280,911	44,217

(1)	As of December 31, 2010, June 30, 2011 and June 30, 2012, the Company prepaid RMB 40 million for leasing one parcel of land for an extended lease term from December 31, 2028 (expiration of its land use right) to December 31, 2038.

(2)	This amount represents interest-free payments to suppliers associated with contracts the Company enters into for the future scheduled delivery of corn seeds. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to placing the advance. To date, the Company has not experienced any loss on advances to suppliers.

(3)	The amount consists of RMB9.5 million (US$1.5 million) of prepayment of short-term debt financing costs which will be amortized over the term of the debt period, RMB4.8 million (US$0.8 million) property management fee and RMB5.3 million (US$0.8) prepayment of investment in Xinjiang production base and Zhuhai sweet corn business.

(4)	This amount represents individual impaired loans in PGG Wrightson. As part of the sale of the Company’s finance subsidiary PWF to Heartland Building Society, certain excluded loans were acquired by the Company’s wholly owned subsidiary PGW Rural Capital Limited.

(5)	This amount mainly represents merchandise rebates from suppliers.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(1,125)	(1,723)	(60)	(60)	(9)
Provision for doubtful accounts	(598)	—	—	(4,080)	(642)
Decrease due to disposal of P3A	—	1,663	—	—	—
Balance at the end of the year	(1,723)	(60)	(60)	(4,140)	(651)

10.	Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Land	—	83,003	72,078	11,346
Buildings and improvements	1,684	212,869	193,382	30,440
Plant and machinery	984	248,631	264,081	41,567
Furniture and office equipment	1,788	96,160	68,766	10,824
Motor vehicles	6,560	40,162	49,689	7,821
Construction in progress	—	16,008	6,860	1,080
Total original cost	11,016	696,834	654,856	103,078
Less: Accumulated depreciation	(4,771)	(211,540)	(207,560)	(32,671)

Net book value	6,245	485,294	447,296	70,407

Depreciation expense was RMB7,238,431, RMB2,985,402, RMB4,442,275 and RMB36,877,720 (US$5,804,773) for each of the years ended December 31, 2009 and 2010, six months ended June 30, 2011, and the year ended June 30, 2012, respectively.

11.	Intangible Assets, Net

Intangible assets consist of the following:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Land use rights	395,637	395,637	395,637	62,276
Acquired technology	15,000	33,893	30,932	4,869
Software	258	76,078	75,357	11,862
Gross carrying value	410,895	505,608	501,926	79,007
Less: Accumulated amortization	(57,869)	(107,143)	(130,101)	(20,479)

Net carrying value	353,026	398,465	371,825	58,528

Amortization expenses for the years ended December 31, 2009 and 2010, the six months ended June 30, 2011, and the year ended June 30, 2012 were RMB24,291,800, RMB25,002,697, RMB14,122,321 and RMB26,386,130 (US$4,153,334), respectively.

The land use rights and acquired technology have weighted average amortization periods of 20 years and 3 years, respectively.

Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Year ending June 30	(RMB’000)	(US$’000)

2013	23,373	3,679
2014	22,250	3,502
2015	21,302	3,354
2016	21,111	3,323
2017	20,907	3,291
Thereafter	262,882	41,379
	371,825	58,528

12.	Other Assets

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Investment accounted under cost method	—	57,074	111,665	17,577
Long-term derivative assets	—	3,992	2,497	393
	—	61,066	114,162	17,970

13.	Derivative Financial Instruments

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Short-term derivative assets held for risk management	—	28,674	14,777	2,326
Long-term derivative assets held for risk management (Note 12)	—	3,992	2,497	393
Short-term derivative liabilities held for risk management	—	(14,313)	(7,310)	(1,151)
Long-term derivative liabilities held for risk management (Note 15)	—	(4,393)	(1,470)	(231)
Net derivatives held for risk management	—	13,960	8,494	1,337

14.	Bank Borrowings and Restricted Cash

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Short-term facilities:
Short-term facilities	59,604	281,918	417,323	65,689
Long-term facilities - Current portion	—	203,967	175,338	27,599
	59,604	485,885	592,661	93,288

Long-term facilities:
Long-term portion	—	1,228,993	683,455	107,580
	—	1,228,993	683,455	107,580

Restricted Cash	136,000	456,250	398,706	62,759

As of June 30, 2012, we had RMB592.7 million ($93.3 million) in outstanding short-term bank loans and borrowings and RMB683.5 million ($107.6 million) in outstanding long-term bank loans and borrowings.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

As of June 30, 2011, we had RMB485.9 million ($75.2 million) in outstanding short-term bank loans and borrowings and RMB1,229.0 million ($190.1 million) in outstanding long-term bank loans and borrowings.

As of June 30, 2012, short-term and long-term bank borrowing facilities included:

•	A term debt facility denominated in New Zealand dollars of NZ$130.0 million (RMB650.9 million, $102.5 million) that matures on July 31, 2014 provided by a syndicate of two banks. As of June 30, 2012, this facility had an outstanding balance of NZ$100.0 million (RMB500.7 million, $78.8 million) and available balance of NZ$30.0 million (RMB150.2 million, $23.6 million).
•	A working capital facility denominated in New Zealand dollars of NZ$60.0 million (RMB300.4 million, $47.3 million) that matures on July 31, 2014 provided by a syndicate of two banks. As of June 30, 2012, this facility had no outstanding balance.
•	An amortising facility denominated in New Zealand dollars of NZ$39.0 million (RMB195.2 million, $30.7 million) that matures on July 31, 2013 provided by a syndicate of two banks. As of June 30, 2012, this facility had an outstanding balance of NZ$11.5 million (RMB57.6 million, $9.1 million) and available balance of NZ$27.5 million (RMB137.7 million, $21.7 million).
•	Bank overdraft, guarantee and trade facilities totaling NZ$46.5 million (RMB232.8 million, $36.6 million) provided by a syndicate of two banks.
•	Facilities in South America, denominated in US dollars provided by six banks that were fully drawn, mature before June 30, 2013 and total $18.7 million (RMB118.5 million).
•	Acquisition debt denominated in New Zealand dollars of NZ$25.0 million (RMB125.2 million, $19.7 million) that matures on October 31, 2012 provided by a bank. In September 2012, we received a credit approved term sheet from the bank to extend this loan to February 27, 2014.
•	Acquisition debt denominated in New Zealand dollars of NZ$10.0 million (RMB50.7 million, $7.9 million) that matures on October 31, 2012 provided by Livestock Improvement Company. If the bank extends the NZ$25.0 million acquisition debt facility, Livestock Improvement Company is restricted in its ability to enforce security in the event of them not being repaid on October 31, 2012.
•	Loan facilities denominated in RMB of RMB62.0 million ($9.8 million) that matures on April 6, 2013 provided by one bank. These facilities were guaranteed by US$10 million pledged deposit, which was included in Restricted Cash as of June 30, 2012.
•	Loan facilities denominated in US Dollars of US$48.4 million (RMB307.8 million) that mature between January 11, 2013 and April 19, 2013 provided by two banks. These facilities were guaranteed by RMB335.5 million (US$52.8 million) pledged deposit, which was included in Restricted Cash as of June 30, 2012.

The short and long term faciliaties are generally collateralized by receivables, inventories and property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, US and New Zealand for RMB, US$ and NZ$ denominated loans, respectively, with a margin payable in the year ended June 30, 2012 of up to 4.50%. The weighted average interest rates are as follows:

	2009	2010	2011	2012
Short-term facilities	10.18%	0.94%	5.2%	4.7%
Long-term facilities	—	—	4.2%	4.3%

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

15.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other current liabilities are as follows:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	373	74,321	86,200	13,568
Individual income tax withholdings	155	—	—	—
Advances from customers(i)	28,347	50,662	22,116	3,481
Business tax and other taxes	1,133	1,647	1,344	212
Unrecognized tax benefit and related interest and penalties (Note 18)	6,725	7,519	5,115	805
Accrued expenses	9,805	359,674	146,049	22,989
Other	4,492	91	83,270	13,108
	51,030	493,914	344,094	54,163

(i)	The advances from customers are attributable to cash received for purchasing corn seeds.

The components of Other Long-term Liabilities are as follows:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Other long-term provisions	—	41,830	26,682	4,200
Defined benefit liabilities (ii)	—	90,830	131,504	20,700
Long-term derivative liabilities	—	4,393	1,470	231
	—	137,053	159,656	25,131

(ii)	PGW makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. The plan’s retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse. The balance as of June 30, 2012 is composed of the gross value of the defined benefit obligation of RMB378.0 million (US$59.5 million) and the carrying value of plan assets of RMB246.5 million (US$38.8 million). The contribution to the defined benefit plans were RMB11.6 million (US$1.8 million) by PGW, and RMB5.8 million (US$0.9 million) by members in 2012.

16.	Ordinary Shares

On August 7, 2008, the Company’s Board of Directors approved a repurchase of up to US$10 million over the following 24 months of the Company’s American Depository Shares (“ADSs”) (the “stock repurchase program”). The timing and amount of repurchasing of ADSs was determined by the Company’s management based on market conditions, ADS price and other factors, and was subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The approval of Company’s Board of Directors for the stock repurchase program expired on August 6, 2010.

During the year ended December 31, 2009, the Company repurchased 320,000 ADSs (2008: 300,000) at an average price of US$0.90 (2008: US$3.55) per ADS, including transaction costs. Under Cayman Islands’ law, the shares were cancelled upon repurchased. Accordingly, any excess of purchase price over par value is recorded against the additional paid-in-capital account.

On July 16, 2010, the Company entered into definitive agreements to divest Taiyuan Primalight III Agriculture Development Co., Ltd., or P3A, to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria acquired from Mr. Xue and cancelled 14,393,400 shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction.

17.	Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of the Company’s subsidiaries in China, any profit-generating company in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2012, the balance of statutory reserves is provided from the profit after tax of NKY.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

The statutory common reserve fund is not distributable except upon liquidation.

18.	Income Taxes

Under the laws of the Cayman Islands and BVI, the Company, Agria Group Ltd. and Agria Asia Investment are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations.  However, the Company is subject to PRC income tax at the rate of 25% on its taxable income according to the Enterprise Income Tax Law ("the New EIT Law") (as detailed below).

China Victory, Agria Overseas, Agria Asia and Agria Hong Kong were originally subject to an applicable profits tax rate of 16.5% in Hong Kong. However, these companies mentioned above may also be subject to PRC income tax at the rate of 25% on their taxable income according to the NEW EIT Law mentioned above.

Further, also under the New EIT Law, enterprises established under the laws of foreign countries or regions and whose "place of effective management" is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of "place of effective management" shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.  As of June 30, 2012, no detailed interpretation or guidance has been issued to define "place of effective management". Furthermore, as of June 30, 2012, the administrative practice associated with interpreting and applying the concept of "place of effective management" is unclear. The Company has analyzed the applicability of this law and will continue to monitor the related development and application.

Agria Agricultural, Guanli, Agria Brother, Zhongyuan, Beiao, are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

In April 2012, NKY obtained the approval of full exempt enterprise income tax on profit from seeds breeding and crop planting started from 2011. The tax paid for 2011 profit can be refunded. The "High New Technology Business" certificate obtained on December 14, 2009 is still valid. As a result, its income from business other than seeds breeding and crop planting is subject to a lower rate of 15%. The Hi-Tech certificate will expire in December 2012, 3 years from the date of issue and needs to be re-applied for upon expiration.

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable.

Australian resident companies are taxable on their taxable income at the rate of 30%.  Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate.

As part of the reorganization of the Company into the AgriTech and AgriServices divisions, a new Australian holding company for the AgriTech division, PGW Agritech Australia Pty Limited, was incorporated on January 27, 2012 and subsequently acquired the existing Australian entities on March 29, 2012. From this date, PGW Agritech Australia Pty Limited elected to form a new Australian tax consolidated group (together with its Australian subsidiaries) which resulted in uplift in the tax cost bases of certain assets of the tax consolidated group. The deferred tax impact of the uplift in tax cost bases has been duly reflected in the financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Uruguayan businesses are taxed on taxable income sourced in Uruguay.  Capital gains derived by Uruguayan companies are taxed at the standard rate of corporate tax.  The corporate tax rate in Uruguay is 25%.  A capital duty at the rate of 1.5% is levied on the net worth of the entity.

Deferred tax liabilities arising from undistributed earnings

The New EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise became subject to the withholding tax starting from January 1, 2008. Given that the undistributed profits of the Company's operations in China are intended to be retained in China for business development and expansion purposes, no withholding tax accrual has been made.

Income / (loss) from continuing operations before income taxes consists of:

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

PRC	(29,013)	(24,856)	8,727	(23,185)	(3,650)
PGW	—	—	(9,966)	160,547	25,271
Other Non-PRC	(69,969)	(25,897)	13,984	(55,067)	(8,668)
	(98,982)	(50,753)	12,745	82,295	12,954

The loss from other non-PRC operations consists primarily of operating costs, administration expense, interest income and charges. The income from the other Non-PRC in 2011 consists primarily of gain from remeasure of previously held 19% equity interest in PGW to fair value.

Income taxes applicable to continuing operations consist of:

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current income tax	—	5,719	31,429	10,130	2,650
Deferred income tax	10,915	1,385	(30,332)	3,500	(505)
	10,915	7,104	1,096	13,630	2,145

The reconciliation between income taxes computed by applying the statutory income tax rate of 25% for 2009, 2010, 2011 and 2012 applicable to the Company’s PRC operations to income tax expense is:

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Loss before income tax	(98,982)	(50,753)	12,745	82,295	12,954
Income tax computed at the applicable statutory tax rate of 25%	(24,746)	(12,688)	3,186	20,574	3,238
Expense not deductible for tax	5,597	838	771	329	52
Effect of tax exemptions	—	(50)	—	(33,271)	(5,237)
Effect of tax rate differences	—	568	(1,629)	1,869	295
Effect of tax law changes and recognition of outside basis differences	10,596	4,502	(5,761)	14,397	2,266
Changes in valuation allowance	19,523	13,838	4,539	6,248	983
Other	(55)	96	(2,202)	3,484	548
Income tax (benefit) expense reported in the consolidated statements of operations, applicable to continuing operations	10,915	7,104	(1,096)	13,630	2,145

The tax effects of temporary differences that give rise to the deferred tax asset (liability) balances at December 31, 2010, June 30, 2011 and 2012 are as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Property, plant and equipment	11	(17,241)	(17,844)	(2,809)
Acquired technology	802	(9,982)	(7,884)	(1,241)
Change in foreign tax rate	—	(3,393)	—	—
Net operating loss carry-forward	13,838	4,539	6,248	983
Other	1,219	75,411	100,078	15,753
Deferred tax assets	15,870	49,334	80,598	12,686
Valuation allowance	(13,838)	(4,539)	(6,248)	(983)
Deferred tax assets, net (all non-current)	2,032	44,795	74,350	11,703

As of June 30, 2012, the Company had gross deferred tax assets of approximately RMB80.6 million (US$12.7 million). A valuation allowance on the deferred tax assets of approximately RMB6.2 million (US$1 million) is recorded, as the Company did not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of the total deferred tax asset is more likely than not.

Based on existing PRC tax regulations, the PRC entities remain subject to examination by the tax authorities for fiscal years 2007 through 2012.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits and liabilities, exclusive of related interest and penalties, is as follows:

	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)

Balance at beginning of fiscal year	12,492	3,759	3,759	592
Reversal due to disposal of P3A	(8,733)	—	—	—
Balance at the end of fiscal year	3,759	3,759	3,759	592

The Company's unrecognized tax benefits are presented in the consolidated balance sheet within accrued expenses and other liabilities.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

If the unrecognized tax benefits as of June 30, 2012 were realized in a future period, it would result in a tax benefit and a reduction of the Company's effective tax rate.

During the years ended December 31, 2009 and 2010, six months ended June 30, 2011, and the year ended June 30, 2012, the Company recognized RMB576,496, RMB686,037, RMB352,751 and RMB300,407 ($47,286), respectively, in general and administrative expenses for interest, and RMB2,706,555, RMB827,000, RMB108,362 and Nil, respectively, in general and administrative expenses for penalties related to uncertain tax positions. As at December 31, 2010, June 30, 2011 and June 30, 2012, the Group recognized total interest and potential penalties relating to uncertain tax positions amounting to RMB2,965,937, RMB3,427,050 and RMB3,727,457 (US$586,724), respectively.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

19.	Earnings (Loss) Per Share

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011, and the year ended June 30, 2012, all of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive earnings (loss) per share because the effect of inclusion would be anti-dilutive. Options to purchase 6,373,567, 5,934,200 and 7,839,867 ordinary shares were exercisable as at December 31, 2010, June 30, 2011 and 2012, respectively.

20.	Related Party Transactions

Name of Related Parties	Relationship with the Company

Wuwei Ganxin Seeds Co., Ltd. (Wuwei Ganxin)	A 49% associate
Beijing Zhongnong Seed Industry Co., Ltd. (Beijing Zhongnong)	A 26.8% associate
Ngai Tahu	Shareholder of Agria Asia with equity interest of 7.24%
Michael Thomas	Management of PGW (Resigned in August 2011)
John McKenzie	Management of PGW
George Gould	Director of PGW
PGW	19% investment before April 30, 2011
Shenzhen Guanli Investment Co., Ltd. (Shenzhen Guanli)	A company controlled by Alan Lai, Chairman of Agria

(1)	The Company had the following related party transactions during the periods presented:

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Return of corn seeds to:
Wuwei Ganxin (**)	—	—	38,983	—	—

Purchase of corn seeds from:
Wuwei Ganxin	—	65,427	3,688	3,448	543

Initial payment for subscription for shares in Agria Asia (***)
Ngai Tahu	—	—	78,404	—	—

Debenture and rural saver deposits
Michael Thomas	—	—	6,965	—	—

Purchase of retail goods, sale of seed under production contracts
John McKenzie	—	—	—	13,187	2,076
Michael Thomas	—	—	1,564	—	—

Purchase of retail goods
George Gould	—	—	72	602	95
Bill Thomas	—	—	—	3,389	533

Interest on Convertible & Redeemable Note
PGW (****)	—	—	4,732	—	—

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Directors fee and expense charged to:

PGG Wrightson (*****)	—	1,179	274	—	—

Collection of amounts due from:
PGG Wrightson	—	789	—	—	—
Beijing Zhongnong	—	—	—	1,012	159
Taiyuan Relord *	1,652	—	—	—	—
Yan Lv *	28	—	—	—	—
	1,680	789	—	1,012	159

Payment of amounts due to:
WuweiGanxin	—	26,019	—	3,448	543
Beijing Zhongnong	—	3,044	—	—	—
Taiyuan Relord *	204	102	—	—	—
Yan Lv *	6	—	—	—	—
Xue Zhi Xin *	6	—	—	—	—
	216	29,165	—	3,448	543

Loan from Shenzhen Guanli ******	—	—	—	20,000	3,148
Repayment of loan from Shenzhen Guanli	—	—	—	20,000	3,148
Payment of interest to Shenzhen Guanli	—	—	—	1,062	167

Loan to Beijing Zhongnong	—	910	9,610	4,876	768
Loan from Beijing Zhongnong	—	6,464	—	1,302	205
Capital injection to Beijing Zhongnong	—	7,000	—	4,000	630
Sales service from Beijing Zhongnong	—	—	—	2,812	443

* Taiyuan Relord, Yan Lv and XueZhixin, were determined to be a related parties by virtue of their relationships with P3A. Following the disposal of P3A, they are no longer considered to be related parties.

** The corn seeds were previously purchased from Wuwei Ganxin in 2010. In January, 2011, the Company agreed to return the inventories to Wuwei Ganxin who at the time had greater capacity to sell that category of seeds.

*** Payment in April 2011, for Ngai Tahu's share subscription in Agria Asia Investments was made by the Company. Ngai Tahu refunded the amount to the Company in July, 2011 following PGW shareholder approval, which was granted in June 2011.

**** These transactions occurred prior to acquisition of controlling interest in PGW.

***** A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Company during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were determined to be no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

****** We borrowed RMB20.0 million from Shenzhen Guanli in July 2011 and repaid the full amount together with interest calculated at prevailing People’s Bank of China interest rates in May 2012.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

(2)	The Company had the following related party balances at the end of the following periods, such amounts are generally without interest or collateral, and have similar terms to the Company’s normal sales and purchase transactions.

	December 31, 2010	June 30, 2011	June 30, 2012	June 30, 2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Ganxin	—	10,018	9,105	1,433
Beijing Zhongnong	910	9,610	4,875	768
Ngai Tahu	—	78,404	—	—
PGG Wrightson	390	—	—	—
	1,300	98,032	13,980	2,201

Amounts due to related parties:
Included in current liabilities
PGG Wrightson	14	—	—	—
Beijing Zhongnong	3,420	10,622	4,114	648
Wuwei Ganxin	39,409	—	—	—
Officers and directors of PGW	—	29,881	406	63
	42,843	40,503	4,520	711

21.	Share-based Awards Plan

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

The following table summarizes the option activity for the years ended December 31, 2009 and 2010, six months ended June 30, 2011, and the year ended June 30, 2012 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Share Option	Number of Shares	Weighted- average Exercise Price	Weighted- average grant-date fair value	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (US$’000)

Outstanding, December 31, 2008	8,844,500	2.97	—	—	—
Granted	2,340,000	0.92	0.44	—	—
Forfeited	(784,600)	2.81	1.59	—	—
Expired	(450,000)	2.40	1.65	—	—
Outstanding, December 31, 2009	9,949,900	2.53	3.30	6.72	1,735
Vested and expected to vest at December 31, 2009	9,949,900	2.53	3.30	6.72	1,735
Exercisable at December 31, 2009	5,494,500	2.71	0.56	6.05	581

Outstanding, December 31, 2009	9,949,900	2.53	3.30	—	—
Granted	5,160,000	1.00	0.24	—	—
Forfeited	(735,000)	2.69	1.02	—	—
Expired	(1,136,800)	2.77	1.56	—	—
Outstanding, December 31, 2010	13,238,100	1.90	2.38	8.18	94
Vested and expected to vest at December 31, 2010	13,238,100	1.90	2.38	8.18	94
Exercisable at December 31, 2010	6,373,567	2.46	1.08	7.44	31
Outstanding, December 31, 2010	13,238,100	1.90	2.38	8.18	94
Granted	—	—	—	—	—
Forfeited	(1,828,500)	1.61	0.54	1.61	—
Expired	(1,387,400)	3.56	1.44	3.56	—
Outstanding, June 30, 2011	10,022,200	1.73	2.03	7.38	—
Vested and expected to vest at June 30, 2011	10,022,200	1.73	2.03	7.38	—
Exercisable at June 30, 2011	5,934,200	2.03	0.87	7.02	—

Outstanding, June 30, 2011	10,022,200	1.73	2.03	7.38	—
Granted	200,000	0.67	0.33	9.13	—
Forfeited	(66,667)	1.00	0.23	7.89	—
Expired	(388,200)	3.69	1.08	5.43	—
Outstanding, June 30, 2012	9,767,333	1.63	0.68	6.98	—
Vested and expected to vest at June 30, 2012	9,767,333	1.63	0.68	6.98	—
Exercisable at June 30, 2012	7,839,867	1.73	0.75	6.82	—

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day at each balance sheet date and the weighted-average exercise price.

As of June 30, 2012, there was RMB1.9 (US$0.3) million unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a vesting period of 3 to 4 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may differ.

The fair value of each option award was estimated on the date of grant using a binomial option pricing model by the Company’s management, with assistance from an external consultant. The volatility assumption was estimated based on the implied volatilities of comparable public companies due to the limited historical volatility of the Company’s shares. The relevant historical information is limited because the Company became a public company in November 2007. The expected term was estimated based on the resulting output of the binomial option pricing model.

The risk-free interest rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience. The option awards are not transferable, and the grantee has a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor. The suboptimal exercise factor of 1.5 is based on the external consultant’s research on the early exercise behavior of employees with stock options.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2009	2010	2011	2012

Risk-free interest rate	3.17%	3.26%-3.30%	2.5%	1.24%
Dividend yield	—	—	—	—
Expected volatility range	48.62%	62.21%-62.35%	68.75	42% - 84%
Weighted average expected volatility	48.62%	62.33%	68.75%	69%
Expected term (in years)	2.77	3.93	2	2

The total fair value of option awards vested during the year ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012 were RMB17,926,430, RMB14,433,351, RMB3,540,428 and RMB3,096,742 (US$487,446), respectively.

Total compensation cost recognized for the years ended December 31, 2009 and 2010, six months ended June 30, 2011, and the year ended June 30, 2012, is as follows:

	For the years ended December 31,
	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenues	206	—	—	—	—
General and administrative expenses	14,596	9,835	3,709	4,630	729
Research and development expenses	31	—	—	—	—
	14,833	9,835	3,709	4,630	729

22.	Segment Reporting

The Company is engaged in the development, production and sale of seeds. The Company's chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has three reportable segments which are China Seeds, International seeds, and Agri Services. The China seeds segment engages in production and sales of corn seed in China. The International Seeds segment engages in seed, nutrition and grain businesses. The Agri services segment engages in merchandising, livestock, insurance, real estate and irrigation and pumping businesses. The Company reports and classifies its corporate expenses as either Regional Corporate (New Zealand) or Central Corporate.

The Company had no customers which accounted for 10% or more of the Company's revenues for the periods presented in the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Operating Segment Information

	Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011	Year ended June 30, 2012	Year ended June 30, 2012
	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)	(USD'000)
Revenue
China Seeds	3,013	29,022	60,829	52,772	8,307
International Seeds			353,034	2,235,571	351,892
AgriService			612,305	4,630,464	728,863
Total	3,013	29,022	1,026,168	6,918,807	1,089,061

Cost of revenue
China Seeds	(5,285)	(17,345)	(33,734)	(33,130)	(5,215)
International Seeds			(281,521)	(1,691,079)	(266,186)
AgriService			(463,859	(3,658,853)	(575,925)
Total	(5,285)	(17,345)	(779,114)	(5,383,062)	(847,326)

Gross profit
China Seeds	(2,272)	11,677	27,095	19,642	3,092
International Seeds			71,513	544,492	85,706
AgriService			148,446	971,611	152,937
Total	(2,272)	11,677	247,054	1,535,745	241,735

Selling, general and administrative expenses
China Seeds	(827)	(6,405)	(7,020)	(15,647)	(2,463)
International Seeds	—	—	(57,026)	(386,945)	(60,907)
AgriService	—	—	(127,149)	(743,287)	(116,998)
Regional Corporate	—	—	(29,128)	(143,872)	(22,646)
Central Corporate	(88,792)	(92,266)	(50,789)	(71,451)	(11,247)
Total	(89,619)	(98,671)	(271,112)	(1,361,201)	(214,261)

Research and development expenses
China Seeds	(942)	(114)	(317)	(2,277)	(358)
International Seeds	—	—	(6,681)	(29,749)	(4,683)
AgriService	—	—	—	(11)	(2)
Regional Corporate	—	—	—	—	—
Central Corporate	(214)	—	(35)	—	—
Total	(1,156)	(114)	(7,033)	(32,037)	(5,043)

Total operating expenses
China Seeds	(1,769)	(6,519)	(7,338)	(17,924)	(2,821)
International Seeds	—	—	(63,706)	(416,694)	(65,590)
AgriService	—	—	(127,149)	(743,298)	(116,999)
Regional Corporate	—	—	(29,128)	(143,872)	(22,646)
Central Corporate	(89,006)	(92,266)	(50,824)	(71,451)	(11,247)
Total	(90,775)	(98,785)	(278,145)	(1,393,238)	(219,304)

Operating income (loss)
China Seeds	(4,041)	5,158	19,758	1,717	270
International Seeds	—	—	7,807	127,798	20,116
AgriService	—	—	21,297	228,313	35,938
Regional Corporate	—	—	(29,128)	(143,872)	(22,646)
Central Corporate	(89,006)	(92,266)	(50,824)	(71,451)	(11,247)
Total	(93,047)	(87,108)	(31,091)	142,507	22,431

Segment assets
China Seeds	125,872	198,471	107,961	183,674	28,911
International Seeds	—	—	2,148,310	2,030,389	319,595
AgriService	—	—	885,140	994,918	156,606
Regional Corporate	—	—	2,991,232	292,249	46,002
Central Corporate	1,880,281	1,419,279	1,889,848	1,718,577	270,514
Total	2,006,153	1,617,750	8,023,491	5,219,807	821,629

Segment liabilities
China Seeds	79,761	153,992	58,933	109,102	17,173
International Seeds	—	—	1,202,563	1,044,193	164,362
AgriService	—	—	922,367	843,806	132,820
Regional Corporate	—	—	2,405,547	191,832	30,195
Central Corporate	213,906	—	788,998	447,770	70,482
Total	293,667	153,992	5,378,408	2,636,702	415,033

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Geographic Segment Information

In presenting information on the basis of geographical segments, segment revenues are attributed to countries based on location of customers. Segment assets are based on the geographical location of the assets.

Revenues

	Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011 *	Year ended June 30, 2012	Year ended June 30, 2012
	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)	(US$'000)
China	3,013	29,022	60,829	52,772	8,307
New Zealand	—	—	798,541	5,861,534	922,640
Australia	—	—	61,385	405,133	63,770
South America	—	—	104,326	597,469	94,045
United Kingdom	—	—	1,087	1,899	299
Total	3,013	29,022	1,026,168	6,918,807	1,089,061

Long-Lived Assets

	As at December 31, 2010	As at June 30, 2011	As at June 30, 2012	As at June 30, 2012
	(RMB'000)	(RMB'000)	(RMB'000)	(US$'000)
China	1,016,357	448,189	453,937	71,452
New Zealand		418,290	443,095	69,746
Australia		122,883	93,485	14,715
South America		21,058	43,738	6,885
United Kingdom		1,453	—	—
Total	1,016,357	1,011,872	1,034,255	162,798

*  Revenue from countries other than China represent only two months results as a result of PGW acquisition.

23.	Commitments and Contingencies

Operating lease commitments

Payments under operating leases for land and buildings and plant and machinery, which are mainly used to conduct operations, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases have various rights of renewal with lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases, are as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Year ending June 30	(RMB’000)	(US$’000)

2013	98,951	15,576
2014	75,533	11,889
2015	60,796	9,570
2016	44,999	7,083
2017	33,886	5,334
Thereafter	117,858	18,552
	432,023	68,004

Total rental and operating lease expense was RMB15,350,133, RMB3,794,407, RMB28,511,507 and RMB158,946,663 (US$25,019,151) for the years ended December 31, 2009 and 2010, six months ended June 30, 2011, and the year ended June 30, 2012, respectively.

Purchase commitments

Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2013, under all non-cancelable agreements are RMB38,956,000 (US$6,132,000).

Commitment for capital expenditure

Year ending June 30	(RMB’000)	(US$’000)

2013 (i)	16,771	2,640
2014 (ii)	9,623	1,515
	26,394	4,155

(i)	The Company is constructing a seeds drying plant in Xinjiang province in the PRC. The related committed capital expenditure commitment is approximately RMB10.0 million in year 2013.

(ii)	The Company has committed to buy land as part of its purchase of the Corson Grain business. The property is to be purchased for RMB9.0 million (US$1.4 million) in November 2013.

Commitment for Investment in BioPacific Ventures

The Company has committed RMB70.1 million (US$11.0 million) to an international fund, BioPacific Ventures established for investment in food and agriculture life sciences. The Company’s investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At 30 June 2012, RMB65.2 million (US$10.3 million) has been drawn on the committed level of investment, which is accounted for under equity method in other investments.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Commitment for Investment in Beijing Zhongnong Seed Industry Co., Ltd

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences ("CNAAS"), one of the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest RMB35 million (of which RMB11 million has been paid as of June 30, 2012) for a 53.84% equity interest of Beijing Zhongnong Seed Industry Co., Ltd ("Zhongnong"), a company wholly owned by CNAAS and its affiliates. Zhongnong has priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purpose of commercialization. The Company did not make any further payments for the investment in 2010. According to the investment agreement, CNAAS has the right to cancel this agreement if Agria has not injected RMB35 million within 3 months after the signature of the investment agreement and this 3 month period ended on January 27, 2010. However, as Agria is co-operating with CNAAS in several areas through Zhongnong, management believes that the probability of CNAAS cancelling the investment agreement is remote.

Enterprise income tax

All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC.

As of June 30, 2012, the Company recognized approximately RMB3,759,000 (US$592,000) of liabilities for unrecognized tax benefits and, in addition, approximately RMB3,727,000 (US$587,000) of related interest and penalties.  The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation.

However, due to the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.  As of June 30, 2012, the Company classified all of the above liabilities for unrecognized tax benefits and related interest and penalties as current liabilities.

Class action lawsuits

On February 3, 2009, a consolidated class action lawsuit in the United States District Court for the Southern District of New York was filed, alleging violations of various sections of the Securities Act, against the Company, our executive officers, our directors and other defendants.  The lawsuit alleges that our initial public offering registration statement and prospectus failed to disclose certain alleged discussions between two Agria executives relating to requests for additional compensation and a threatened resignation.

On December 1, 2009, the U.S. District Court for the Southern District of New York dismissed the consolidated class action against the Company and the underwriter defendants, and the Court issued a judgment in favor of the Company and the underwriter defendants.

On June 4, 2010, the Company entered into a memorandum of understanding with the lead plaintiff reflecting an agreement in principle and agreed to pay $3.75 million to settle all claims asserted in the class action lawsuit.  On September 20, 2010, the court granted a preliminary approval of the settlement. The deadline for filing objections to the Settlement, Plan of Distribution of settlement proceeds, and attorneys' fee and expense request by Lead Plaintiff's counsel expired on January 7, 2011, and no such objections were filed by Class Members.

On June 7, 2011, the court granted final approval of the settlement and entered a final judgment resolving the case. The settlement amount is within the limit of our applicable insurance policies, and the settlement is not expected to have any significant impact on our financial position, results of operation or cash flows.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

24.	Employee Defined Contribution Plan and Defined Benefit Plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. The companies in China are required to make contributions to the government mandated defined contribution plan for these benefits based on 28%~ 45% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,394,630 ,RMB1,297,244 ,RMB1,947,237 and RMB2,142,348 (US$337,218) respectively for each of the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012, respectively.

Defined Benefit Asset / Liability in PGW	2012	2011
	(RMB'000)	(RMB'000)

Present value of funded obligations	(378,003)	(370,099)
Fair value of plan assets	246,500	279,267
Total defined benefit asset / (liability)	(131,504)	(90,832)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

PGW makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees.  The plan’s retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

Group / Company	PGG Wrightson Employment Benefits Plan
Plan assets consist of:	2012	2011
NZ equities	62%	63%
Fixed interest	36%	34%
Cash	2%	3%
	100%	100%

Actuarial Assumptions:	2012	2011
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	3.41%	5.04%
Expected return on plan assets	6.00%	6.00%
Future salary increases	3.50%	3.50%
Future pension increases	2.50%	2.50%

Assumptions regarding future mortality are based on published statistics and mortality tables. The average remaining life expectancy of an individual retiring at age 65 is 19 years for males and 22 years for females. The overall expected long-term rate of return on assets is 6 percent.  The expected long-term return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.  The return is based on expected future returns of the different asset classes and the investment policies for the plans.

	2012	2011
Historical information	(RMB’000)	(RMB’000)
Present value of the defined benefit obligation	378,003	346,209
Fair value of plan assets	(246,500)	(261,240)
Deficit in the plan	131,503	84,969

PGW expects to pay $3.761 million (2011: $2.244 million) in contributions to defined benefit plans in 2012. Member contributions are expected to be $1.128 million (2011: $1.378 million).

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

	2012	2011
Movement in the liability for defined benefit obligations*	(RMB’000)	(RMB’000)
Liability for defined benefit obligations at 1 July	346,209
Benefits paid by the plan	(19,122)
Current service costs and interest	20,103
Member contributions	6,825
Actuarial (gains)/losses recognised in equity	23,989
Liability for defined benefit obligations at 30 June	378,003

Movement in plan assets:*
Fair value of plan assets at 1 July	261,240
Contributions paid into the plan	13,654
Benefits paid by the plan	(19,122)
Expected return on plan assets	15,508
Actuarial gains/(losses) recognised in equity	(24,780)
Fair value of plan assets at 30 June	246,500

Expense recognised in profit or loss:*
Current service costs	11,611
Interest on obligation	8,492
Expected return on plan assets	(15,507)
	4,596
Recognised in Non-Trading Items	(2,233)
Recognised in Employee Benefit Expense	6,830
	4,597
Actual return on plan assets	(6,865)

* Movements and expenses for the period ended June 30, 2011 are not significant as PGW operations are only included from the date of acquisition.

Gains and losses recognised in equity:

Cumulative gains/(losses) at 1 July	(99,890)	(94,843)
Net profit and loss impact from current period costs	(4,596)	(8,292)
Recognised during the year	(53,725)	3,245
Cumulative gains/(losses) at 30 June	(158,211)	(99,890)

25.	Fair Value Measurement

ASC 820-10 "Fair Value Measurements and Disclosures: Overall" establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Through April, 2011, in accordance with ASC 820-10, the Company elected to measures its investment in PGW at fair value. The investment in PGW was classified within Level 1 because it is valued based on PGW's quoted trading price.

	Level 1	Level 2	Level 3	Total
Year 2012	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)
Assets
Derivative financial instruments	—	17,274	—	17,274
Other investments	35,384	—	43,455	78,839
	35,384	17,274	43,455	96,113
Liabilities
Derivative financial instruments	—	8,780	—	8,780
	—	8,780	—	8,780
Year 2011
Assets
Derivative financial instruments	—	32,665	—	32,665
Other investments	—	—	50,499	50,499
	—	32,665	50,499	83,164
Liabilities
Derivative financial instruments	—	18,706	—	18,706
	—	18,706	—	18,706

26.	Contingent liabilities:

Guarantees

The Company has a guarantee in respect of certain loans acquired by Heartland Building Society as part of the PGG Wrightson Finance Limited sale transaction on August 31, 2011. The value of the guaranteed loans as at June 30, 2012 was approximately RMB145.2 million (US$22.9 million) (subsequently reduced to approximately RMB115.2 million (US$18.1 million) as the loans were collected by Heartland). The guarantee is contingent upon individual loans becoming impaired and put back to PGW during the three year guarantee period. Through June 30, 2012, no amounts have become impaired or have been put back to PGW.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

27.	Prior year information comparable to transition period (unaudited)

Condensed Balance Sheet as of June 30, 2010 (unaudited)

June 30, 2010
(RMB'000)
ASSETS
Current assets:
Cash and cash equivalents	604,892
Accounts receivable	247
Inventories	15,166
Prepayments and other current assets	7,067
Assets held for sale-current	278,103
Total current assets	905,475

Non-current assets:
Property, plant and equipment, net	24,370
Investment at fair value	511,899
Investment under equity method	6,995
Intangible assets, net	364,464
Goodwill	10,135
Non-current prepayments	40,247
Deferred tax assets	3,480
Assets held for sale-noncurrent	170,779
Total non-current assets	1,139,948
Total assets	2,037,844

For the 6 months ended June 30, 2010

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings	122,236
Income tax payable	2,477
Accounts payable	145
Accrued expenses and other liabilities	52,421
Liabilities classified as held for sale	55,960
Total current liabilities	233,239

N on-current liabilities:
Deferred tax liability	191,154
Total non-current liabilities	191,154
Total liabilities	424,393

Shareholders' equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,160,000shares issued and outstanding at June 30, 2010)	—
Additional paid-in capital	2,390,036
Statutory reserves	76,954
Accumulated other comprehensive loss	(80,808)
Accumulated deficit	(772,731)
Total shareholders' equity	1,613,451
Total liabilities and shareholders' equity	2,037,844

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Condensed Income Statement for 6 months ended June 30, 2010 (unaudited)

For 6 months ended June 30 2010
(RMB'000)

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Condensed Cash flow statement for 6 months ended June 30, 2010 (unaudited)

For 6 months ended June 30 2010
(RMB'000)

Cash flows from operating activities:
Net loss	(103,755)
Adjustments to reconcile net loss to net cash provided by operating activities:
Unrealized loss in investment	65,091
Share-based compensation	8,659
Depreciation and amortization	15,178
Changes in operating assets and liabilities:
Accounts receivable	154
Inventories	7,824
Income tax payable	2,477
Accounts payable	(1,555)
Changes in other operating assets and liabilities	8,366
Net cash provided by operating activities	2,439

Cash flows from investing activities:
Payment for Investment in PGW convertible redeemable note (Note 3)	(169,646)
Acquisition of property, plant and equipment and other assets	(184)
Payment for acquisition of Beiao	(663)
Cash disposed of with the P3A disposal	(84,617)
Net cash used in investing activities	(255,110)
Cash flows from financing activities:
Proceeds from short-term borrowings	122,236
Net cash provided by financing activities	122,236
Effect of exchange rate changes on cash and cash equivalents	(2,498)
Net decrease in cash and cash equivalents	(132,933)
Cash and cash equivalents at the beginning of year	737,825
Cash and cash equivalents at the end of year	604,892

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

28.	Subsequent Events

In August 2012, PGW’s subsidiary Agri-feeds Limited, or Agri-feeds, entered into an incorporated joint venture for the molasses liquid feed business. This transaction involved the divestiture of certain assets, including intangibles from Agri-feeds, into the joint venture company, 4Seasons Feeds Limited, which will create a molasses supply chain that will import, transport and distribute molasses through the former Agri-feeds channel. The impact of this transaction is not expected to be significant to the Company’s operations.

In July 2012, we acquired 100% of Xinjiang Ruide Ltd, a corn seed producer based in Xinjiang province, China, as a production base for our NongKeYu seeds. The total consideration payable was RMB17.0 million ($2.7 million), of which RMB4.0 million ($0.7 million) had been paid as of the date of this annual report.

29.	Condensed Financial Information of the Company

Under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital, statutory reserve and net assets of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled approximately RMB 966.7 million(US$152.2 million) as of June 30, 2012.

Statements of operations

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—	—	—	—
Cost of revenue	—	—	—	—	—
Gross profit	—	—	—	—	—
Operating expenses
General and administrative expenses	(26,700)	(26,293)	(8,151)	(13,934)	(2,193)
Total operating expenses	(26,700)	(26,293)	(8,151)	(13,934)	(2,193)
Operating loss	(26,700)	(26,293)	(8,151)	(13,934)	(2,193)
Interest income	3,379	385	47	114	18
Interest expense	(22)	(21)	(15)	(23)	(4)
Exchange gain (loss)	24	(70)	(317)	(1,206)	(190)
Equity in loss of subsidiaries and variable interest entities	(111,956)	(48,345)	26,446	(1,700)	(268)
Other income	—	19,557	417	767	121
Loss before income tax	(135,275)	(54,787)	18,367	(15,982)	(2,516)
Income tax	—	(4,384)	—	—	—
Net loss	(135,275)	(59,171)	18,367	(15,982)	(2,516)
Net loss attributable to ordinary shareholders	(135,275)	(59,171)	18,367	(15,982)	(2,516)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

Balance sheets	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Cash and cash equivalents	17,346	13,627	2,252	355
Prepayments and other current assets	9,482	7,968	7,720	1,215
Investment in subsidiaries and variable interest entities	1,448,075	1,452,256	1,446,657	227,712
Amount due from related parties	390	—	—	—
Total assets	1,475,293	1,473,850	1,456,629	229,282

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Accrued expenses and other liabilities	11,535	34,122	7,613	1,198
Total liabilities	11,535	34,122	7,613	1,198

Shareholders’ equity
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 125,160,000 and 110,766,600 shares issued and outstanding at December 31, 2009 and December 31, 2010, respectively)	—
Additional paid-in capital	2,285,611	2,271,491	2,275,099	358,114
Accumulated other comprehensive loss	(95,148)	(123,187)	(97,843)	(15,401)
Accumulated deficit	(726,705)	(708,576)	(728,240)	(114,629)
Total shareholders’ equity	1,463,758	1,439,728	1,449,016	228,084
Total liabilities and shareholders’ equity	1,475,293	1,473,850	1,456,629	229,282

Statements of Cash flows

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:

Net Income/(loss)	(135,275)	(59,171)	18,367	(15,982)	(2,516)
Adjustments to reconcile net loss to net cash provided by used in operating activities:
Equity in loss of subsidiaries and variable interest entity	111,956	48,345	(26,446)	1,700	268
Change in operating assets and liabilities:
Prepayments and other current assets	(616)	(6,271)	1,515	247	39
Tax payable	(1,704)	—	—	—	—
Amount due from related parties	—	(390)	390	—	—
Accrued expenses and other liabilities	9,651	1,883	22,587	(26,509)	(4,173)
Net cash provided by (used in) operating activities	(15,988)	(15,604)	16,413	(40,544)	(6,382)

Cash flows from investing activities:
Investment in subsidiaries and variable interest entities	(737,525)	(38,852)	7,906	3,825	602
Net cash used in investing activities	(737,525)	(38,852)	7,906	3,825	602

Cash flows from financing activities:
Repurchase of ordinary shares	(1,976)	—	—	—	—
Net cash used in financing activities.	(1,976)	—	—	—	—

Effect of exchange rate changes on cash and cash equivalents	(87)	(16,838)	(28,038)	25,344	3,989

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2010, six months ended June 30, 2011 and the year ended June 30, 2012

	2009	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net decrease in cash and cash equivalents	(755,576)	(71,294)	(3,719)	(11,375)	(1,791)
Cash and cash equivalents at the beginning of year	844,216	88,640	17,346	13,627	2,145
Cash and cash equivalents at the end of year	88,640	17,346	13,627	2,252	355

Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries and variable interest entity is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries and variable interest entities under the equity method of accounting. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of their profit or loss as “Equity in profit (loss) of subsidiaries and variable interest entities” on the statements of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

