Form 20-F/A
period 2012-06-30
AGRIA CORP
filed 2012-11-09
CIK 1413257

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

TABLE OF CONTENTS

Page

EXPLANATORY NOTE	1

ITEM 19. EXHIBITS	2

SIGNATURES	6

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended June 30, 2012, originally filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2012 (the “Original Report”), is being filed solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Exhibit 101 provides the following financial information from our Original Report, formatted in eXtensible Business Reporting Language:

(i)      Consolidated Balance Sheets as of December 31, 2010, June 30, 2011 and June 30, 2012;

(ii)      Consolidated Statements of Operations for the years ended December 31, 2009 and 2010, six month period ended June 30, 2011 and the year ended June 30, 2012;

(iii)     Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2010, six month period ended June 30, 2011 and the year ended June 30, 2012;

(iv)     Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the years ended December 31, 2009 and 2010, six month period ended June 30, 2011 and the year ended June 30, 2012; and

(v)      Notes to the Consolidated Financial Statements.

Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way. As a result, this Amendment No. 1 continues to speak as of October 10, 2012.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Deed of Agreement, dated as of May 31, 2008, among Brothers Capital Limited, Guanglin Lai, Zhaohua Qian and the Registrant (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.2	Acknowledgement and Waiver Agreement, dated as of May 27, 2008, among Brothers Capital Limited, Zhixin Xue, Guanglin Lai and Zhaohua Qian (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.3	Employment Agreement, dated as of May 31, 2008, between Primalights III Agriculture Development Co., Ltd. and Zhixin Xue (incorporated by reference to Exhibit 99.4 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.4	Deed of Agreement, dated as of May 31, 2008, among Zhixin Xue, Mingshe Zhang, Yan Lv and the Registrant (incorporated by reference to Exhibit 99.5 from our form 6-K (File No. 001-33766) filed with the Commission on June 2, 2008)

4.5	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.6	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.7	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.10	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document

4.11	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.13	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.14	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.28	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.29	English Translation of Supplemental Agreement to Loan Contract, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Yachao Cui and Jie Zhen Chen (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.30	English Translation of Loan Contract, dated as of November 3, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Jie Zhen Chen (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.31	English Translation of Equity Pledge Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.32	English Translation of Exclusive Call Option Agreement, dated as of November 3, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.33	English Translation of Letter of Undertaking, dated as of November 3, 2009, from Jie Zhen Chen (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.34	English Translation of Power of Attorney, dated as of November 3, 2009, from Jie Zhen Chen (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.35	English Translation of Equity Transfer Agreement, dated as of November 5, 2009, between Yachao Cui and Jie Zhen Chen (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.36	English Translation of Equity Pledge Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.37	English Translation of Exclusive Call Option Agreement, dated as of June 30, 2008, among Aero Biotech Science & Technology Co., Ltd., Hua Huang and Taiyuan Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.38	English Translation of Letter of Undertaking, dated as of June 30, 2008, from Hua Huang (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document

4.39	English Translation of Power of Attorney, dated as of June 30, 2008, from Hua Huang (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.40	English Translation of Share Purchase Agreement, dated as of July 13, 2010, between Zhixin Xue and Agria Corporation (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.41	English Translation of Assignment and Assumption Agreement regarding the Exclusive Call Option, dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.42	English Translation of Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.43	English Translation of Assignment and Assumption Agreement regarding the Exclusive Technology Development, Technology Support and Technology Service Agreement between Primalights III Agriculture Development Co., Ltd. and Aero Biotech Science & Technology Co., Ltd., dated as of July 13, 2010, between Zhixin Xue and Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.44	English Translation of Termination Notice to Terminate the Proprietary Technology License Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.45	English Translation of Exclusive Consultancy Service Agreement, dated as of July 13, 2010, between Zhixin Xue and Primalights III Agriculture Development Co., Ltd. (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.46	English Translation of Termination Notice to Terminate the Exclusive Consultancy Service Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.47	English Translation of Termination Notice to Terminate the Equity Pledge Agreement, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.48	English Translation of Letter of Undertaking, dated as of July 13, 2010, issued by Aero Biotech Science & Technology Co., Ltd. (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.49	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.50	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.51	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

Exhibit Number	Description of Document

4.52	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.53	Form of Employment Agreement with Senior Executive Officers(incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.54	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.55	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.56	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.57	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Maples and Calder

15.3*	Consent of Ernst & Young Hua Ming LLP

15.4*	Consent of GHP Horwath, P.C.

101**	Financial information from Registrant’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed with the SEC on October 10, 2012, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010, June 30, 2011 and June 30, 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2009 and 2010, six month period ended June 30, 2011 and the year ended June 30, 2012; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2010, six month period ended June 30, 2011 and the year ended June 30, 2012; (iv) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the years ended December 31, 2009 and 2010, six month period ended June 30, 2011 and the year ended June 30, 2012; and (v) Notes to the Consolidated Financial Statements.

(See Explanatory Note to this Amendment No. 1 on Form 20-F/A)

*	Previously filed with the Original Report
**	Submitted electronically herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

AGRIA CORPORATION

By:	/s/ Wah Kwong Tsang
Name: Wah Kwong Tsang
Title: Director, as duly authorized signatory

Date: November 9, 2012

[Signature Page to 20-F/A]