Form 20-F
period 2013-06-30
AGRIA CORP
filed 2013-10-18
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 20-F

_________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013.

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

Patrick Wai Yip Tsang
Phone: +852 2748 9390
Email: patrick.tsang@agriacorp.com

Room 1206, Huantai Building
12, Zhongguancun South Street, Haidian District
Beijing 100081, People’s Republic of China

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,766,600 ordinary shares, par value $0.0000001 per share, as of June 30, 2013.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, Zhongguan, our consolidated affiliated entity, and its subsidiaries and associates;

•	“P3A” refers to Taiyuan Primalights III Agriculture Development Co., Ltd., a limited liability company established in China, which was one of our consolidated affiliated entities until it was disposed of in July 2010;

•	“Zhongguan” refers to our consolidated affiliated entity, Shenzhen Zhongguan Agricultural Group Co,. Ltd (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.), which is a limited liability company established in China;

•	“Ganxin” refers to Wuwei Ganxin Seeds Company Limited, the former 49% owned associate of Zhongguan, which was disposed of in May 2013;

•	“PGW” refers to PGG Wrightson Group, in which we hold a 50.22% equity interest;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “$,” “dollars” and “US dollars” are to the legal currency of the United States; and all references to “NZ$” is to the legal currency of New Zealand.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2013 and any other future period to differ materially from those described in any forward-looking statements made by us:

•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	the financial performance of PGW;

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	the growth in demand in China for corn and vegetable seeds;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business;

•	trends and competition in the agricultural industry, particularly in China, New Zealand, Australia and South America; and

•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.

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

PART I

ITEM 1.             Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2.             Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.             Key Information

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. The consolidated statements of income (loss) data for the year ended December 31, 2010, the six months ended June 30, 2011 and the years ended June 30, 2012 and 2013 and our balance sheet data as of June 30, 2011, 2012 and 2013 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods, and are prepared and presented in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.” The consolidated statements of income (loss) data for the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements for the years ended December 31, 2008 and 2009, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our consolidated financial statements for the year ended December 31, 2010, the six months ended June 30, 2011 and the years ended June 30, 2012 and 2013 have been audited by GHP Horwath, P.C. and our consolidated financial statements for the years ended December 31, 2008 and 2009 have been audited by Ernst & Young Hua Ming. Both GHP Horwath and Ernst & Young Hua Ming are independent registered public accounting firms.

	For the Year Ended December 31,			For the Year Ended June 30,			For the Six Months Ended June 30,
	2008	2009	2010	2012	2013		2011
	RMB	RMB	RMB	RMB	RMB	$	RMB

	(In thousands, except share, per share and per ADS data)
Consolidated Statements of Income (Loss) Data:
Revenue	3,000	3,013	29,022	6,918,807	5,895,962	960,661	1,026,168
Cost of revenue	(2,651)	(5,285)	(17,345)	(5,383,062)	(4,391,630)	(715,552)	(779,114)
Gross profit	349	(2,272)	11,677	1,535,745	1,504,332	245,109	247,054
Operating expenses:
Selling, general and administrative expenses	(864,771)	(89,619)	(98,671)	(1,361,201)	(1,364,878)	(222,387)	(271,112)
Research and development expenses	(1,932)	(1,156)	(114)	(32,037)	(29,426)	(4,795)	(7,033)
Impairment loss on land use rights and non-current prepayments	—	—	—	—	(357,248)	(58,208)	—
Impairment loss on goodwill	—	—	—	—	(883,192)	(143,903)	—
Total operating expenses	(866,703)	(90,775)	(98,785)	(1,393,238)	(2,634,744)	(429,293)	(278,145)
Operating income (loss)	(866,354)	(93,047)	(87,108)	142,507	(1,130,412)	(184,184)	(31,091)
Other income (expenses):
Interest income	33,744	8,489	22,448	57,494	13,875	2,261	14,123
Interest and financing expense	(26)	(40)	(2,266)	(118,548)	(90,454)	(14,738)	(22,316)
Exchange gain/(loss)	(11,812)	(16,602)	(2,843)	9,153	26,624	4,338	(12,834)
Unrealized (loss) gain in investment	—	(548)	1,946	—	—	—	55,542
Other expense	(2,119)	(33)	(1,341)	(35,443)	(33,308)	(5,428)	(3,162)
Other income	90	2,799	20,634	29,057	16,754	2,730	2,251
Loss on disposal of investment under equity method	—	—	—	—	(12,994)	(2,117)	—
Gain/(loss) from equity investments	—	—	(2,223)	(1,924)	(705)	(115)	10,232
Income/(loss) before income tax	(846,477)	(98,982)	(50,753)	82,296	(1,210,620)	(197,253)	12,745
Income tax	(25,577)	(10,915)	(7,104)	(13,630)	(28,467)	(4,638)	1,096
Income/(loss) from continuing operations	(872,054)	(109,897)	(57,857)	68,666	(1,239,087)	(201,891)	13,841
Income (loss) from discontinued operations	121,053	(25,378)	(1,314)	—	—	—	(2,852)
Net income/(loss)	(751,001)	(135,275)	(59,171)	68,666	(1,239,087)	(201,891)	10,989
Net income (loss) attributable to the non-controlling interest	—	—	—	(84,648)	390,046	63,552	7,378
Net income (loss) attributable to Agria Corporation	(751,001)	(135,275)	(59,171)	(15,982)	(849,041)	(138,339)	18,367
Loss per ordinary share:
Income/(loss) per share from continuing operations — basic and diluted	(6.91)	(0.88)	(0.49)	(0.14)	(7.67)	(1.25)	0.18
Income (loss) per share from discontinued operations — basic and diluted	(0.96)	(0.20)	(0.01)	—	—	—	(0.01)
Net income (loss) per share — basic and diluted	(5.95)	(1.08)	(0.50)	(0.14)	(7.67)	(1.25)	0.17
Weighted average number of ordinary shares outstanding:
Basic	126,262,529	125,271,946	118,377,357	110,766,600	110,766,600	110,766,600	110,766,600
Diluted	126,262,529	125,271,946	118,377,357	110,766,600	110,766,600	110,766,600	110,766,600

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 and June 30, 2011, 2012 and 2013:

	As of December 31,			As of June 30,
	2008	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	1,176,767	737,825	358,228	93,771	164,890	267,796	43,633
Accounts receivable	162,820	109,265	284	1,122,810	970,839	1,023,256	166,725
Total assets	2,077,762	2,006,153	1,617,750	8,044,125	5,231,595	3,661,256	596,550
Total current liabilities	53,056	94,129	153,992	4,009,382	1,793,590	1,786,873	291,146
Ordinary shares	—	—	—	—	—	—	—
Additional paid-in capital	2,368,520	2,381,377	2,285,611	2,271,492	2,275,099	2,271,698	370,140
Total shareholders’ equity	1,835,560	1,712,486	1,463,758	1,439,728	1,449,015	535,482	87,249

Exchange Rate Information

This annual report contains translations of RMB amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of RMB into US dollars in this annual report is based on the H.10 statistical release of the US Federal Reserve Board as of June 28, 2013 (being the last business day before June 30, 2013). Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this annual report were made at a rate of RMB6.1374 to $1.00. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 11, 2013, the noon buying rate was RMB 6.1204 to $1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
Six Months ended June 30, 2013	6.1374	6.1814	6.2438	6.1213
2013
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August	6.1193	6.1213	6.1302	6.1123
September	6.1200	6.1198	6.1213	6.1178
October (through October 11)	6.1204	6.1197	6.1209	6.1156

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

This annual report contains translations of New Zealand dollar amounts into US dollars at specific rates solely for the convenience of the reader. The conversion of New Zealand Dollars into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of New Zealand dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from New Zealand dollars to US dollars and from US dollars to New Zealand dollars in this annual report were made at a rate of $0.7755 to NZ$1.00, the noon buying rate in effect as of June 28, 2013.

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

Our revenues and results of operations depend significantly on the prospects of the New Zealand, Australian and South American rural sectors where PGW operates. Our prospects also depend, to a significant extent, on positive farmer sentiment both in New Zealand and the other countries where PGW operates, which can be affected by a wide range of factors outside our control. The following are key factors and risks that can have a material impact on the performance of the rural sector and farmer sentiment and in turn PGW’s business performance:

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

PGW may not be able to compete successfully in the markets and sectors in which it operates.

The agricultural services sector and other markets in which PGW operates are competitive. The market share of PGW’s competitors may increase, and PGW’s market share may decrease, as a result of various factors, including a change in consumer preferences toward products or services offered by competitors, pricing (including pricing reductions due to “forced sales” by any competitors in financial distress or having an oversupply of products), payment terms, terms of business and promotional strategies implemented by competitors, improved distribution of competitors’ products or services in each market, and enhanced price competitiveness due to exchange rate fluctuations, lower costs pf production or otherwise. Additionally, new competitors may attempt to enter the markets in which PGW operates by offering products or services at lower prices to gain market share, which would negatively impact PGW’s performance.

PGW’s seeds production and trading may be subject to certain risks.

PGW produces and procures seeds from a variety of sources. However, the sources of PGW’s seeds supply are subject to risks associated with growing crops, including natural disasters (such as drought), pestilence, plant diseases, insect infestations and man-made disasters (such as contamination). In addition, seeds inventories can be affected by other man-made interventions, such as arson. PGW’s ability to trade seeds internationally is also dependent on biosecurity controls imposed by importing countries. Changes in regulations or a failure of PGW’s product to meet the required standards could result in PGW being unable to sell seeds or meet customer demand, which would adversely affect the prospects of PGW.

Extreme weather conditions and other natural or man-made disasters could damage our production and adversely affect demand from end users/farmers, which would cause a material reduction in revenues.

The seeds sold by our China seeds business are produced primarily on leased land and through a network of multiple village collectives and production companies in Gansu and other provinces in China. Our production bases are invariably subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of seeds that we produce could be materially adversely affected by extreme weather conditions or natural disasters; similarly, the end users of our seed products could also be adversely affected and as a result harming our sales and profitability. For example, in July 2012, an extremely strong and unexpected grade 10 typhoon caused severe damage to agricultural activities in certain area of Hebei province, where certain farmers who planted our field corn seed products were severely affected. Our sales in that region were then adversely affected and we have incurred expenses to mitigate the negative impact on the image of the field corn seed varieties sold in that area. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Gansu and Xinjiang provinces, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop in these provinces, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such risks.

Our seed production in China primarily relies on arrangements with village collectives to produce the corn seed products and we rely on contracts with production companies to produce our edible corn seed products. If we were unable to continue these arrangements or enter into new arrangements with other village collectives or other production companies, our total land acreage devoted to corn seed production would decrease and our growth would be inhibited.

During the year ended June 30, 2013, we outsourced the production of our corn seeds to production companies in Gansu, Xinjiang and Zhejiang provinces. In the year ended June 30, 2013, through our production base in Xinjiang and cooperation with our suppliers, we had access to approximately 1,390 acres of farmland primarily through contractual arrangements with village collectives for corn seed production. In the event that prices for other crops increase, these village collectives and production companies may decide to farm other crops in breach of our leases and seed production agreements with them or, following the expiration of our leases, lease the land to our competitors or other parties. If the land policy changes so that we are unable to continue to lease land, if a significant number of village collectives refuse to lease land to us upon the expiration of their current leases or if a significant number of production companies are unable to fulfill their contractual obligations to us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of seeds and our revenues. Such disruptions could also damage our relationships with our distributors and customers if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more to lease land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.

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

Our key strategic priorities require our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships both in China and internationally. In April 2011, we completed our acquisition of 50.01% of equity interest in PGW, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In October 2009, we also entered into a strategic cooperation framework agreement with China National Academy of Agricultural Sciences, or “CNAAS”, providing for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million into Beijing Zhongnong Seeds Industry Co., Ltd., or “Zhongnong,” a company wholly-owned by CNAAS and its affiliates. In September 2009, we acquired Beijing Nong Ke Yu Seeding Development Co., Ltd., or “Nong Ke Yu,” a company engaged in research and development, production, distribution and sale of edible corn seeds, and in January 2010, we acquired Tianjin Beiao Seeds Technology Development Co., Ltd., or “BeOK,” a company engaged in research, production and marketing of vegetable seeds. In September 2010, we acquired a 49% equity interest in Ganxin, a corn seed research, development, production and sales company based in Gansu. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed varieties.

Presented with appropriate opportunities, we may acquire businesses or assets that we believe complement our existing business. Any such acquisitions are invariably subject to associated execution risk including issues relating to the integration of new operations and personnel, geographical coordination, retention of key management personnel, systems integration and the reconciliation of corporate cultures. The acquisition and integration could cause the diversion of management’s attention or resources from our existing business or cause a temporary interruption of or loss of momentum in our business. We could also lose key personnel from the acquired companies. There may be unforeseen or hidden liabilities or we may not be able to generate sufficient revenue to offset new costs of acquisitions, investments and strategic partnerships. The execution of international expansion of our operations exposes us to a number of additional risks including difficulties in staffing and managing overseas operations, fluctuations in foreign currency exchange rates, increased costs associated with maintaining the ability to understand local trends, difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas locations in which we operate, failure to develop appropriate risk management and internal control structures tailored to overseas operations, inability to obtain, maintain or enforce intellectual property rights, unanticipated changes in economic conditions and regulatory requirements in overseas environment. These risks associated with strategic repositioning, future acquisitions, investments and strategic partnerships could have a material and adverse effect on our business, results of operations, financial condition or liquidity.

In July 2010, we divested P3A to Mr. Zhixin Xue, the president and a director of P3A, by transferring all of our interest in P3A to Mr. Xue. Following the completion of the divestiture, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction. The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by us. However, we were unable to find commercially viable uses for these land parcels, and subsequent recorded an impairment provision of RMB357.2 million ($58.2 million) for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future. Additionally, in line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin and in May 2013 disposed of our 49% equity interest in Ganxin for a consideration of RMB40.7 million ($6.6 million). A loss on disposal of RMB13.0 million ($2.1 million) was recorded in our results of operation for the year ended June 30, 2013.

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

We have increased production of certain corn and vegetable seed products and develop new seed varieties to our product portfolio. In September 2009, we acquired Nong Ke Yu, a company engaged in research and development, production, distribution and sale of edible corn seeds based in Beijing; in January 2010, we acquired BeOK, a company engaged in research, production and marketing of vegetable seeds based in Tianjin; and in September 2010, we acquired a 49% equity interest in Ganxin, a corn seed research, development, production and sales company based in Gansu. However, in line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin and in May 2013 disposed of our 49% equity interest in Ganxin for a consideration of RMB40.7 million ($6.6 million). A loss on disposal of RMB13.0 million ($2.1 million) has been recorded in our results of operation for the year ended June 30, 2013. We may make other acquisitions or expansions in the future, which may place substantial demand on our managerial, operational, technological and other resources. Our failure to manage our product offerings, operations and distribution channels effectively and efficiently could materially adversely affect our operating results.

As part of our development, we may expand the geographic areas in which we sell or produce our products. Expansion into new markets may present operating and marketing challenges that differ from those that we currently encounter in our existing markets. For example, in April 2011, we completed a transaction to increase our shareholding in PGW from 19% to a controlling 50.01%, which subsequently increased to 50.22% in June 2011 as a result of share repurchases made by PGW. In March 2011, we established Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, China, for an initial investment of RMB1.11 million. This new company began operations in a seeds business in Shanxi. However, as we were unable to reach a commercially viable long-term supply arrangement with our primary supplier, we ceased operations of this entity in June 2012. If we are unable to anticipate the changing demands that our expanding operations will impose on our management capacities, production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, our revenues could decline, our expenses could rise and our results of operations could be materially adversely affected.

Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.

Our future success depends significantly upon the continued services of our management, including the management of our operating entities. We rely on our management’s experience in product development, business operations and sales and marketing, as well as on their relationships with distributors and relevant government authorities. If one or more of our key management personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. On October 9, 2012, our board of directors accepted the notices of resignation of Messrs. Xie Tao and John Layburn from their positions as Chief Executive Officer and Chief Financial Officer, respectively, who have expressed their wishes to pursue other opportunities, effective October 10, 2012. In February 2013, Mr. Patrick Wai Yip Tsang was appointed as our chief financial officer, and in March 2013, our board of directors named Mr. Alan Lai, our chairman of the board, as our executive chairman. The loss of the services of our key management personnel, in the absence of suitable replacements, could materially adversely affect our operations and financial condition, and we may incur additional expenses to recruit and train personnel. Each member of our management team has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If disputes arise between our management and us in light of the uncertainties within the PRC legal system, there is a risk that some of the provisions of these agreements may not be enforced or enforceable in China, where our managers reside and hold most of their assets.

We rely on contractual arrangements with Zhongguan for our China operations, which may not be as effective in providing control over our operating entity as direct ownership.

Because PRC regulations currently restrict foreign ownership of corn seed companies directly in China, we have no equity ownership interest in Zhongguan and must rely on contractual arrangements to control and operate it. Our contractual arrangement with Zhongguan may not be as effective in providing control over the entity as direct ownership. In the future, Zhongguan may fail to take actions required for our business despite its contractual obligation to do so. Zhongguan is able to transact business with parties not affiliated with us. If Zhongguan fails to perform under its agreements with us, we may have to rely on legal remedies under PRC law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of Zhongguan would always act in our best interest.

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

One or more of our distributors in China could engage in activities that are harmful to our brand and to our business.

Our seed products in China are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in their provinces. If those distributors do not obtain the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for their provinces, which could further adversely impact our sales. In addition, distributors may sell our products under another brand licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sell inferior seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded seeds more difficult.

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

The agricultural market in China is highly fragmented, largely regional and highly competitive, and we expect competition to increase and intensify within the sector. We face significant competition in our corn seed business. Many of our competitors have greater financial, research and development and other resources than we have. Competition may also develop from consolidation within the corn seed industry in China or the privatization of corn seed producers that are currently operated by local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, local government agricultural administrative offices were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, more privately-owned seed companies may emerge in the future. Our competitors may be better positioned to take advantage of industry consolidation and acquisition opportunities than we are. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of state-owned seed companies. Such privatization would likely result in increased numbers of market participants with more efficient and commercially viable business models. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 50%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than we do and may become our major competitors in China. As competition intensifies, our margins may be compressed by more competitive pricing and we may lose our market share and experience a reduction in our revenues and profit.

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

In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, which provides for future cooperation across the spectrum of agricultural research. In addition, we entered into an investment agreement with CNAAS and its affiliates to invest RMB35.0 million into Zhongnong, a company wholly owned by CNAAS and its affiliates. We invested RMB11.0 million in Zhongnong from 2009 to 2011. We may not realize the anticipated benefits of our strategic partnership and we face risks, uncertainties and disruptions associated with the integration process, such as diversion of our management’s attention from other business concerns. In addition, our operating results may suffer because of costs related to the strategic partnership and potential additional investments required to commercialize the research. Furthermore, CNAAS may partner with other companies in commercializing some of their research.

We hold a 50.22% equity interest in PGW, a public company listed on the New Zealand Stock Exchange that is subject to a different set of rules and regulations from U.S. securities laws and the Corporate Governance Rules of the New York Stock Exchange. Therefore, rules and regulations applicable to PGW may prohibit or restrict our ability to take actions with respect to PGW. Any failure to successfully manage our strategic partnership and investment may have a material adverse effect on our business and results of operations.

Our ability to cause PGW to act solely in our interest may be restricted by agreements with the minority shareholders of Agria Asia Investments Limited and other factors.

We control PGW through our majority ownership of Agria Asia Investments Limited, or “Agria Asia Investments,” which indirectly holds a 50.22% shareholding in PGW. However, we have entered into shareholder agreements with Ngai Tahu Capital Limited, or “Ngai Tahu,” and New Hope International (Hong Kong) Limited, or “New Hope International,” the minority shareholders of Agria Asia Investments, which contain provisions protecting the rights of minority shareholders, including those that would require the unanimous shareholder approval for certain decisions. Additionally, certain decisions with respect to PGW may require super-majority shareholder approval, which our 50.22% shareholding does not ensure. Furthermore, we may be ineligible to vote on related party transactions between PGW and us, and such related party transactions may not be approved by PGW’s remaining shareholders. As such, restrictions on our ability to exercise control over PGW may adversely affect our business, results of operations and financial condition.

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

We are required to hold a variety of permits and licenses to conduct our seed businesses in China. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

Our growth prospects may be affected if we are unable to obtain additional capital to finance new acquisitions.

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

We have adopted a share incentive plan and granted share options under the plan. We are required to account for share-based compensation in accordance with Accounting Standards Codification, or “ASC,” 718-10, “Compensation-Stock Compensation: Overall,” which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.

We do not maintain insurance on our seed storage facilities; therefore, if a fire or other disaster damages some or all of our stored seeds, we will not receive any compensation.

We store a portion of our seed products from February to September. We do not maintain insurance on our storage facilities in China. A fire or other natural or man-made disaster may damage our stored products, particularly if such event occurs shortly before the peak season for the sales of seeds products, which could materially adversely affect our operating results and financial condition.

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

Most of our operations are conducted through our contractual arrangements with our affiliated entities and their shareholders in China. PRC regulations currently restrict foreign ownership of corn seed companies. For a description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Seed Law, Animal Husbandry Law and Other Relevant Regulations—Seed Law and Other Relevant Regulations.” We have entered into contractual arrangements with our affiliated entity, Zhongguan, and its shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over the affiliated entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Zhongguan and Its Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Shenzhen NKY and Shenzhen PGW Seeds and Their Respective Shareholders.”

If we or either of our PRC subsidiaries or affiliated entity or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted), the relevant PRC regulatory authorities, including the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, or “SAFE,” and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:

•	revoking Zhongguan’s business and operating licenses;

•	confiscating relevant income and imposing fines and other penalties;

•	prohibiting or restricting Zhongguan’s operations in China;

•	requiring us or Zhongguan to restructure Zhongguan’s ownership structure or operations; or

•	imposing conditions or requirements with which we or our subsidiaries or Zhongguan may not be able to comply.

The imposition of any of these penalties could materially adversely affect our ability to conduct our business.

The shareholders of Zhongguan may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter into agreements to derive economic benefits from Zhongguan, which may materially and adversely affect our business and financial condition.

The shareholders of Zhongguan, our consolidated affiliated entity in the PRC, may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control Zhongguan, and receive economic benefits from their operations. They may not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and to honor their contracts with us in order for us to effectively control Zhongguan and to receive the economic benefits of Zhongguan. If we cannot resolve any conflicts of interest or disputes that may arise between us and the shareholders of Zhongguan or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

Pursuant to the PRC enterprise income tax law that became effective on January 1, 2008, or “2008 EIT Law,” an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the implementing rules of the 2008 EIT Law, or “Implementing Rules,” “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation promulgated a circular setting out the criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are not controlled by PRC enterprises or groups of PRC enterprises like us. Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the 2008 EIT Law and the Implementing Rules effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Victory International Holdings Limited, or “China Victory,” our wholly owned subsidiary and the direct holder of 100% equity interest in Aero Biotech Science & Technology Co., Ltd., or “Agria China,” and Agria Brother Biotech (Shenzhen) Co., Ltd., or “Agria Brother,” is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or “Mainland and Hong Kong Taxation Arrangement,” and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

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

On April 12, 2013, the State Administration of Taxation (SAT) released the “Opinion on Implementing the Dividends Provision under the Tax Arrangement between Mainland China and Hong Kong in Cases involving Beneficial Ownership (Shuizonghan [2013] No. 165, hereinafter referred to as ‘Opinion 165’)” in response to inquiries made by several Hong Kong companies applying for beneficial ownership status under the dividends provision of the Double Taxation Avoidance Agreement (DTA) between Mainland China and Hong Kong. Opinion 165 clarifies five of the seven “unfavorable factors” in determining beneficial ownership as addressed in Notice No. 601 discussed above. Those clarifications, however, do not provide additional guidance on whether or not China Victory is a resident enterprise discussed above.

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

Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or “EIT,” at statutory rates of 30% and 3%, respectively. However, the Chinese government has provided incentives to high-technology companies and agricultural companies in order to encourage the development of the high-technology and agricultural industries. These incentives include reduced tax rates, subsidies and other measures. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a full exemption from the EIT for the fiscal years 2007 to 2009. As a result of the 2008 EIT Law and its Implementing Rules, Agria China’s EIT exemption ended on December 31, 2007, and Agria China is subject to EIT at a rate of 25% from 2008 onwards.

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

The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers are exempt from PRC value-added tax, or “VAT.” Discontinuance of preferential treatments granted by the Chinese government to the seed industry could adversely affect our earnings.

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

We have requested our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, due to the lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. There is a risk that not all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders and beneficial owners to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to our shareholders could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”

In addition, under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or “Individual Foreign Exchange Rules,” issued on January 5, 2007 by SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or “PRC option holders,” are subject to the Individual Foreign Exchange Rules. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 28, 2013, the RMB appreciated by approximately 34.9% against the U.S. dollar, although the pace of appreciation was uneven during the period.

Our financial statements are expressed in Renminbi, which is our reporting currency. The revenues and most of the expenses of our China Seeds division, which are derived from Zhongguan, our consolidated affiliated entity, are denominated in Renminbi. Most of the revenues and expenses of PGW and dividends that we receive from PGW are denominated in the New Zealand dollar. Additionally, our functional currency and the functional currency of Agria Group Limited (formerly known as Aero-Biotech Group Limited), China Victory, Agria Hong Kong Limited, or “Agria Hong Kong,” Agria Asia International Limited, or “Agria International,” Agria Biotech Overseas Limited, or “Agria Overseas,” Agria Asia Investments and Agria (Singapore) Pte. Ltd., or “Agria Singapore,” is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and our VIEs is the Renminbi. To the extent that we need to convert US dollars or New Zealand dollars into Renminbi for our operations, appreciation of the Renminbi against the US dollar and the New Zealand dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into US dollars for the purpose of dividend distribution or for other business purposes, appreciation of the US dollar against the Renminbi would negatively affect the US dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.

PGW uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. However, limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Additionally, the effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. Additionally, we are exposed to fluctuations in the value of the New Zealand dollar, the Australian dollar, the Euro and the currencies of certain South American countries through our subsidiary PGW. As a result, fluctuations in exchange rates may materially adversely affect your investment.

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

The PRC Property Law may affect the perfection of the pledge in our pledge agreement with Zhongguan and its shareholders.

Under the equity pledge agreement among Zhongguan, the shareholders of Zhongguan and Agria Brother, the shareholders of Zhongguan have pledged all of their equity interests in Zhongguan to Agria Brother. The equity pledge agreement was duly created by recording the pledge on the register of shareholders of Zhongguan in accordance with the PRC Security Law and the PRC Contract Law. The purpose of the Zhongguan equity pledge agreement is to guarantee Zhongguan’s performance of its obligations under the exclusive technology development, technical support and service agreement, the exclusive call option agreement and the loan agreement. However, according to the PRC Property Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local Administration for Industry and Commerce. Zhongguan has attempted to register the pledge, but the applications for registration have not been processed due to the lack of registration procedures. Zhongguan will continue to make efforts to register such pledge when the local Administration for Industry and Commerce implements registration procedures. If Zhongguan is unable to do so, the pledge itself may be deemed ineffective under the PRC Property Law. If Zhongguan or its shareholders breach their obligations under the agreements with Agria Brother, there is a risk that Agria Brother may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.

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

Based on the market price of our ADSs and the value and composition of our assets, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2013. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are or were a PFIC during any taxable year during which you hold ADSs or ordinary shares, as we were in certain previous taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

As of the date of this annual report, our principal shareholder, Mr. Guanglin Lai, beneficially owned 44.6% of our total outstanding shares, with another 20.0% owned by the next four biggest shareholders (based on the latest publicly available information known to us). This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

Our ADSs are currently listed on the New York Stock Exchange. The New York Stock Exchange has minimum requirements that a company must meet in order to remain listed on the New York Stock Exchange. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. We previously fell below NYSE minimum requirements in July 2011 and June 2012 and regained compliance in October 2011 and April 2013, respectively. We may fall below NYSE minimum requirements in the future. If our ADSs are delisted as a result of our failure to comply with any of the New York Stock Exchange’s minimum listing requirements, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	Information on the Company

A. History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations in China and internationally. Our China operations are primarily undertaken through our wholly-owned subsidiaries and through our contractual arrangements with Zhongguan, our consolidated affiliated entity. Our international operations are undertaken through our majority shareholding in PGW, New Zealand’s largest agricultural services company.

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

We incorporated Agria Corporation under the laws of the Cayman Islands in May 2007. Agria Corporation became the holding company of Agria Group in June 2007 when all of the shareholders of Agria Group exchanged their shares in Agria Group for shares of Agria Corporation on a pro rata basis. In April 2008, we formed Agria Brother in Shenzhen, China, as a wholly-owned subsidiary under the laws of the PRC to engage in research and development and other activities. In August 2009, we entered into contractual arrangements with Zhongguan to hold our future investments in the agricultural industry in China.

We formed Southrich Limited, a wholly-owned subsidiary of Agria Group, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010. Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia Investments. In January 2011, Agria Singapore made a partial takeover offer to the shareholders of PGW to acquire an additional 31.0% of the shares in PGW at an offer price of NZ$0.60 per share. On April 29, 2011, we completed this acquisition and increased our shareholding of PGW to 50.01%. In April 2011, New Hope International invested $20 million in the equity of Agria Asia Investments, upon which our equity interest in Agria Asia Investments was 88.05%. In April 2011, we also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia Investments to Ngai Tahu. This sale was completed in July 2011, and our equity interest in Agria Asia Investments decreased to 80.81%. In June 2011, our shareholding in PGW was increased to 50.22% as a result of share repurchases made by PGW.

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

In September 2010, we acquired a 49% equity stake in Ganxin for RMB40.0 million. Ganxin is a corn seed research, development, production and sales company based in the Gansu Province of China. In May 2013, in line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin and disposed of our 49% equity interest in Ganxin for a consideration of RMB40.7 million ($6.6 million). A loss on disposal of approximately RMB13.0 million ($2.1 million) has been recorded in our results of operation for the year ended June 30, 2013.

In July 2012, we formed Zhuhai Agria NKY Seeds Co., Ltd., or “Zhuhai NKY,” in Zhuhai, Guangdong province. Zhuhai NKY serves as our base of operations for the development of our sweet corn seeds business in southern China.

B. Business Overview

Overview

We are an international agriculture company with operations in China, South America, New Zealand and Australia. We operate three principal business lines: China seeds, International Seeds and AgriServices. We operate our China seeds business through our PRC subsidiaries, which engage in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. We operate our International Seeds and AgriServices businesses through our subsidiary PGW, New Zealand’s leading provider of agricultural services to growers, farmers and processors in New Zealand and internationally. PGW had more than 2,100 employees and its revenues amounted to approximately NZ$1.1 billion ($943.7 million) for the fiscal year ended June 30, 2013. PGW has two major business divisions: International Seeds, which engages in the seed, nutrition and grain businesses, and AgriServices, which engages in merchandising, livestock, insurance and other agriservices.

Our total revenues increased from RMB29.0 million in the year ended December 31, 2010 to RMB6,918.8 million in the year ended June 30, 2012 and RMB5,896.0 million ($960.7 million) in the year ended June 30, 2013. We had a net loss attributable to shareholders of RMB59.2 million in the year ended December 31, 2010, compared to net losses attributable to shareholders of RMB15.9 million in the year ended June 30, 2012 and RMB849.0 million ($138.3 million) in the year ended June 30, 2013.

Our revenues by segement and by geographical location are shown as follows:

	For the Year Ended December 31,		For the Year Ended June 30,					For the Six Months Ended June 30,
	2010		2012		2013			2011
	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	Revenue ($ millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue

China seeds	29.0	100.0	52.8	0.8	104.4	17.0	1.8	60.8	5.9
International seeds	—	—	2,235.6	32.3	2,140.5	348.8	36.3	353.1	34.4
AgriServices	—	—	4,630.4	66.9	3,651.1	594.9	61.9	612.3	59.7
Total	29.0	100.0	6,918.8	100.0	5,896.0	960.7	100.0	1,026.2	100.0

	For the Year Ended December 31,		For the Year Ended June 30,					For the Six Months Ended June 30,
	2010		2012		2013			2011
	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue	Revenue (RMB millions)	Revenue ($ millions)	% of Total Revenue	Revenue (RMB millions)	% of Total Revenue

China	29.0	100	52.8	0.8	104.4	17.0	1.8	60.8	5.9
New Zealand	-	-	5,861.5	84.7	4,742.8	772.8	80.4	798.6	77.8
Australia	-	-	405.1	5.9	442.6	72.1	7.5	61.4	6.0
South America	-	-	597.5	8.6	606.2	98.8	10.3	104.3	10.2
United Kingdom	-	-	1.9	-	-	-	-	1.1	0.1
Total	29.0	100.0	6,918.8	100.0	5,896.0	960.7	100.0	1,026.2	100.0

China Seeds

Our China seed business consists primarily of research and development, production, marketing and distribution of three types of seeds: field corn seeds, edible corn seeds and vegetable seeds. We operate our China seed business as described below.

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

In October 2009, we entered into an investment agreement with CNAAS and its affiliates, under which we agreed to invest RMB35.0 million (of which RMB11.0 million has been paid as of June 30, 2013) for 53.84% of equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates. Zhongnong’s business was to hold the priority rights to accept the transfer of all existing and future cultivated seed varieties owned by CNAAS and its affiliates for the purposes of commercialization. We invested RMB11.0 million in Zhongnong from 2009 to 2011. As of June 30, 2013, we have made full provision for impairment of carrying value of the investment in Zhongnong.

Products and Production

Our seeds products primarily consist of field corn seeds sold to farmers growing corn for animal feed and industrial uses, as well as edible corn seeds and vegetable seeds sold to farmers growing food for human consumption.

Since our investment in Ganxin in September 2010 and prior to July 2012, Ganxin served as the primary production base for our corn seed products. We also acted as Ganxin’s exclusive agent in selling the production volume of seeds owned or developed by Ganxin. In line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin and disposed of our 49% equity interest in Ganxin in May 2013.

In August 2012, we acquired long-lived assets and business of Xinjiang Ruide Ltd., a corn seed producer based in Xinjiang province, to serve as an additional production base for our NongKeYu seeds. In January 2012, following commencement of purchase arrangements with Xinjiang Ruide Ltd., we suspended our exclusive sales agreement with Ganxin.

We provide parent seeds to village collectives through arrangements where it leases land from local village collectives and distributes corn seeds within the village collectives. The village collectives in turn arrange for the farmers in the village to work on the land and produce corn seeds under the terms of our contractual arrangements. Cash advances are generally provided to the farmers for their purchase of fertilizer and other production materials. At the end of each growing season, We purchase the seeds that the village collectives produce on the leased land and deduct payment for the parent seeds and other advances provided.

We operate our edible corn seed business through Nong Ke Yu and our vegetable seed business through BeOK, both of which use outsourced production models. In 2010 we outsourced production of edible corn seeds to two production companies in Gansu, one of which is Ganxin, and one production company in Xinjiang which we acquired in July 2012, and we outsourced production of vegetable seeds to one production company in each of Shandong, Tianjin and Inner Mongolia. Under these contractual outsourcing arrangements, we provide parent seeds, technical guidance and supervision to farmers and agree to buy the seeds from them at harvest. We processed and packaged these seed products and sold them to local and regional distributors. Our pipeline edible corn seed products won three of the top four positions at China’s 7th National Edible Corn Conference in 2011 out of 160 edible corn seed varieties. Our sticky edible corn seeds business focuses on the North China market, while our sweet edible corn seeds business focuses on the South China market and is under development by our subsidiary, Zhuhai NKY.

Through our relationship with CNAAS, we were licensed the commercial rights to ZhongDan909, a high-yield, anti-viral, anti-insect field corn seed variety. ZhongDan909 was launched in October 2011 and its sales has grown rapidly since. ZhongDan909 has served as a key product for our China seeds business and has accounted for a majority of our field corn seed sales since its launch. Our key edible corn seed products include JingKeNuo2000, JingHuaNuo2008, JingTianNuo928 and JinZhen.

Sales and Marketing

We market our seed products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers.

Our field corn seeds are primarily sold to distributors, who in turn sell them to the farmers. As of June 30, 2013, we had approximately 285 field corn seed products distributors in China, who usually place orders two months before deliveries. Our edible corn seeds are primarily sold to distributors, who in turn sell them to farmers or food processing factories. As of June 30, 2013, we had approximately 181 edible corn seed products distributors and 253 food processing factory customers in China. Sales of both our field corn seeds and edible corn seeds are primarily conducted by Nong Ke Yu. Our vegetable seeds are primarily sold to distributors, who in turn sell them to farmers. As of June 30, 2013, we had approximately 103 vegetable seed products distributors in China. We sell varieties of vegetable seeds in nine categories, including broccoli, celery, chili, Chinese cabbage, cucumber and tomato.

As of June 30, 2013, our China seeds sales and marketing team comprised 38 employees.

Research and Development

We conduct research and development primarily in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies and varieties of corn from third parties.

Our research and development team currently consists of 28 research professionals and staff who work in conjunction with us and CNAAS. We have experimental breeding and testing bases for new corn varieties in Beijing and Hainan for our edible corn seeds business and in Beijing, Hainan and Shanxi for our field corn business.

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

Additionally, we collaborate with a number of universities and research institutions to develop advanced technologies, including the Beijing Academy of Agricultural Sciences, Baotou Agricultural Science Institution of Inner Mongolia, Tianjin Vegetable Research Institution and Shenyang Agricultural University. In May 2013, we renewed our ten-year cooperation agreement with the Beijing Academy of Agriculture and Forestry Sciences, or “BAAFS,” to cooperate in the cultivation, demonstration, promotion and commercialization of new strains of edible corn seeds. We signed our first five-year cooperation agreement with BAAFS in 2008. Under this renewal agreement, BAAFS will continue to provide technology and research support for us in developing and breeding new strains of edible corn seeds through 2022.

As of June 30, 2013, through acquisitions and our research and development, we own the rights to seven proprietary edible corn seed varieties. We also employed a breeder to carry out our own breeding programs. We have established 130 testing sites for testing and selection of new varieties.

International Seeds

We conduct our International Seeds business through PGW’s AgriTech division, which comprises the following businesses:

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

Nutrition

The nutrition business, or “Agri-Feeds,” is a leading importer and wholesaler of liquid animal feeds based on sugar cane molasses. Agri-Feeds also manufactures and supplies products for treating facial eczema in livestock. In August 2012, our subsidiary Agri-feeds entered into an incorporated joint venture for the molasses liquid feed business. This transaction involved our divestiture of certain assets, including intangibles from Agri-feeds, into the joint venture company, 4Seasons Feeds Limited, which will create a molasses supply chain that will import, transport and distribute molasses through the former Agri-feeds channel.

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

Retail

Rural Supplies and Fruitfed Supplies

PGW’s rural supplies business provides goods and services to the rural sector, including agri-chemicals, stockfeed and fencing. Currently, on-farm technical sales representatives providing advice and technical assistance in conjunction of product orders and network of retail stores in New Zealand.PGW’s fruitfed supplies business is a horticulture service and supply business providing grower clients with agronomic advice, technical expertise and products such as chemicals, fertilizers, pollination products and frost protection products. This business has 99 retail stores and over 220 dedicated staff, supported by an in-house team of technical experts, who provide advice to customers to help increase their productivity.

Livestock

PGW’s livestock business comprises New Zealand’s largest group of livestock representatives (approximately 280 in total) managing a variety of relationships between farmers, meat processors, livestock exporters and stud-stock breeders and buyers. PGW’s livestock representatives also facilitate the buying and selling of livestock on behalf of clients (at auction or privately on-farm), and provide advice in relation to livestock genetics, stocking and animal evaluation, valuation and selling and buying strategies.

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

Wool

PGW is New Zealand's principle nationwide woolbroker and the world's largest supplier of crossbred wools. PGW handles and markets all types of wool using a variety of sales methods, including auction, private sale and forward contracts.

Agriculture New Zealand Training

Agriculture New Zealand, or “AgNZ,” is a national multi-site private training establishment owned by PGW. AgNZ is registered and accredited with the New Zealand Qualifications Authority to deliver approved training courses at levels 1-6 on the New Zealand National Qualifications Framework.

South America Activities

PGW’s South American AgriServices business offers similar services as its New Zealand business, including animal health offerings, livestock, irrigation and real estate.

Other AgriServices

Other AgriServices represents regional administration, finance commission and other related activities.

PWF

PWF is a non-bank specialist rural finance company offering a range of financial products and services including term loans, seasonal finance, livestock, wool, crop and farm input advances. We disposed of PWF in August 2011.

Seasonality of operations

PGW is subject to significant seasonal fluctuations. In particular, seeds and livestock revenues are significantly weighted to the second half of the fiscal year. The seasonality of seeds revenue reflects the fact PGW operates in geographical zones that suit autumn harvesting and sowing. The seasonality of livestock revenue reflects the fact that New Zealand generally has spring calving and lambing, resulting in more livestock trading in the second half of the fiscal year in order for farmers to maximize their income.

Structure of our investment in PGW

In October 2009, we entered into agreements to invest in and form a strategic partnership with PGW. Between November 2009 and December 2009, through equity purchases and participation in a rights issue, we invested a total of NZ$83.9 million and acquired a 19.01% stake in PGW. This stake was held by Agria Singapore, a wholly owned subsidiary of Agria Asia Investments, which in turn was a 100% owned subsidiary of Agria.

In January 2011, Agria Singapore made a partial takeover offer for an additional 31.0% of the shares in PGW at the offer price of NZ$0.60 per share to in order to bring its total shareholding in PGG Wrightston to 50.01%. The total consideration paid by Agria Singapore, excluding transaction expenses for the shares acquired under the partial offer, was NZ$141.0 million. The partial takeover offer was completed in April 2011, at which point we held a 50.01% interest in PGW. Our shareholding in PGW was subsequently increased to 50.22% by the end of June 2011 as a result of share repurchases made by PGW.

To finance the partial takeover offer of PGW, Agria Group Limited subscribed for additional equity in Agria Asia Investments valued at $55.3 million for a combination of cash, expenses already incurred on behalf of Agria Asia Investments and expenses that we agreed to incur on behalf of Agria Asia Investments. Agria Asia Investments also received additional financing in the form of new share subscriptions from third parties, with $20.0 million from New Hope International, a subsidiary of New Hope Group, and NZ$15.0 million ($11.5 million) from Ngai Tahu, a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures. After the completion of share subscriptions, the equity interest in Agria Asia Investments was as follows:

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

In June 2011, we entered a new shareholders agreement with New Hope International. Under this agreement, we granted New Hope International the rights of first offer in the event that Agria Corporation proposes to transfer all or part of its shares in Agria Group, as well as the tag-along rights in the event that Agria Group proposes to transfer all or part of its shares in Agria Asia Investments. Furthermore, New Hope International has the right to sell its shares in Agria Asia Investments to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. Under the supplemental agreement, Agria Group agreed to provide guarantee to New Hope International for a minimal level of dividends to be distributed by Agria Asia Investments to New Hope International. If Agria Group makes any payment to New Hope International under that guarantee, New Hope International will remit such payment to Agria Group once cumulative dividends distributed by Agria Asia Investments to New Hope International exceeds the minimal guaranteed level. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Agria Group pledged its shares in Agria Asia Investments to New Hope International and Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.

Divestiture of P3A

Historically, our principal operating entity was P3A, which had three production lines: corn seeds, sheep products and seedlings. P3A’s financial and operating performance had declined since 2007. In July 2010, we completed our divestiture of P3A.

Through the transaction, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction in exchange for the transfer of all of Agria’s interest in P3A to Mr. Xue.

The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by us. However, we were unable to find commercially viable uses for these land parcels, and subsequent recorded an impairment provision of RMB357.2 million ($58.2 million) for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future.

Investments and Strategic Partnerships

In September 2009, we entered into an agreement to acquire Nong Ke Yu. Under the terms of the agreement, Zhongguan, our consolidated affiliated entity acquired 100% of the equity of Nong Ke Yu for RMB5.0 million. Previously, in June 2008, we had purchased the production and sales rights to two corn seeds owned by Nong Ke Yu, JKN2000 and JKN120.

In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, which provides for future cooperation across the spectrum of agricultural research. In October 2009, we agreed to invest RMB35 million in Zhongnong, a seed company based in China, for a 53.84% equity interest in Zhongnong. We invested RMB11.0 million in Zhongnong from 2009 to 2011. Through our cooperation with CNAAS, we were licensed the commercial rights to ZhongDan909, one of our key seed products.

In January 2010, we entered into an agreement to acquire 100% of the equity of BeOK for RMB1.0 million. BeOK is primarily engaged in the research and development and sale of vegetable seeds and is based in Tianjin.

In September 2010, we completed our strategic investment in Ganxin. Pursuant to the share purchase agreement dated June 13, 2010 by and between Zhongguan and Ganxin, Zhongguan acquired a 49% equity interest in Ganxin for a consideration of RMB40.0 million. In May 2013, in line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin and disposed of our 49% equity interest in Ganxin.

In July 2012, we acquired the long-lived assets and business of Xinjiang Ruide Ltd, a corn seed producer based in Xinjiang province, China, as a production base for our NongKeYu seeds. The total consideration payable was RMB17.0 million ($2.7 million), of which RMB4.0 million ($0.7 million) had been paid as of the date of this annual report.

In December 2012, we signed memoranda of understanding with China's Administrative Authority for Yangling Agricultural High-Tech Industries Demonstration Zone in Shaanxi province and agricultural partners in Guangdong and Shandong provinces to develop showcases and promotion of innovative products, advanced agricultural technology, advanced plant species and advanced agricultural production models.

In February 2013, PGW completed the contracting process for a Primary Growth Partnership program, or “PGP Program,” with the New Zealand Ministry for Primary Industries. PGW Seeds is spearheading the PGP Program with Grasslanz Technology Limited, a New Zealand government-owned company engaged in science and research, to deliver innovative forages for New Zealand farms. The PGP Program is valued at NZ$14.6 million, with government PGP funding contributing NZ$7.15 million over six years. The seed and nutritional technology development PGP Program aims to develop new technologies that improve animal productivity and animal health, while overcoming adverse environmental impact.

In December 2012, we established a new research and development centre in Shenzhen, China to support our growing operations in China and in other growth markets. The new research and development facility is designed to develop advanced planting and seed cultivation technology for new strains of forage seeds, corn seeds and vegetable seeds.

In May 2013, we renewed our ten-year cooperation agreement with BAAFS, to cooperate in the cultivation, demonstration, promotion and commercialization of new strains of edible corn seeds. We signed our first five-year cooperation agreement with BAAFS in 2008. Under this renewal agreement, BAAFS will continue to provide technology and research support for us in developing and breeding new strains of edible corn seeds through 2022.

Intellectual Property

We conduct research and development primarily in cooperation with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our International Seeds business segment, including its turf division, which is supported by a strong research base and commercializes new products through internal R&D, breeding and evaluation programs and joint venture research partnerships.

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

A number of PGW’s seed cultivars are protected by plant variety rights and plant breeders’ rights in New Zealand, Australia and other markets. Certain cultivars are also provided by seed certifications in various jurisdictions. PGW also protects its intellectual property through a portfolio of registered trademarks and patents, confidentiality clauses in employment contracts and staff education.

Regulation

We derive a substantial majority of our revenues through our 50.22% interest in PGW. PGW is subject to a number of regulations in New Zealand related to its agricultural operations, including the following:

•	Agricultural Compounds and Veterinary Medicines Act. The New Zealand Food Safety Authority administers the Agricultural Compounds and Veterinary Medicines Act. The scope of this act includes regulatory control of agricultural compounds (veterinary medicines and plant compounds), and their importation, manufacture, sale and use. This act regulates all animal health products sold by PGW.

•	Animal Products Act. The New Zealand Ministry of Primary Industries, or “MPI,” administers the Animal Products Act and the Animal Products (Ancillary and Transitional Provisions) Act and various regulations made under these acts. They regulate the production and processing of animal material and animal products traded and used in New Zealand, or exported from New Zealand, to manage associated risks and facilitate overseas market access. The Animal Products Act requires all animal products traded and used to be “fit for intended purpose”. This means they must meet New Zealand animal product standards. These Acts impact the products that PGW sell for animal consumption and use on animals.

•	Animal Welfare Act. The Animal Welfare Act relates to the welfare of animals and the prevention of their ill treatment, and provides for the development and issue of codes of welfare. This act applies to PGW’s livestock operations.

•	Biosecurity Act. The MPI administers the Biosecurity Act, which provides a legal basis for excluding, eradicating and effectively managing pests and unwanted organisms. Its power can be widely used by the MPI, other government agencies, regional councils and pest management agencies. It is an enabling tool that provides a range of functions, powers and options for the management of risk organisms. This act regulations our operations at sale yards and livestock movements.

•	Food Act. The Food Act regulates domestic food and ingredients produced or sold in New Zealand. This act requires PGW to comply with food regulations.

PGW is also subject to various other New Zealand rules and regulations applicable to listed companies in New Zealand and the rules and regulations of the other markets where it operates, namely Australia and South America.

Our business in the PRC is regulated by the following rules and regulations:

Agriculture Law

On July 2, 1993, the PRC promulgated the Agriculture Law which sets forth certain principles and various measures designed to ensure the steady development of the agricultural industry. For example, the production and operation of agricultural products that affect the health of people or animals, such as seeds, must meet registration and approval requirements under PRC laws and regulations. The Agriculture Law was revised on December 28, 2002, became effective as of March 1, 2003 and was subsequently revised on December 28, 2012.

Seed Law, Animal Husbandry Law and Other Relevant Regulations

Seed Law and Other Relevant Regulations

The crop seed business is a highly regulated industry in the PRC. In July 2000, the Seed Law was enacted to promote the use of seed resources; to control the selection, production and use of seeds and regulate related business operations; to protect the legal rights of producers, business operators and users of seeds; to promote seed quality; to drive the industrialization processes of seeds and to accelerate the development of the planting and forestry industries. The Seed Law became effective on December 1, 2000 and was amended on August 28, 2004 and June 29, 2013.

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

For seed production, a permission-based system is currently in practice pursuant to the Administrative Regulation on Permission of Production and Operation of Crop Seeds, which was issued on August 22, 2011. A company engaged in the production of seeds must obtain a production license, which is issued at either the provincial or the local level, entitling the licensee to engage in seed production in the permitted area. The level of issuing authority required for a production license varies based on the types of seeds to be produced. The production license also specifies the types of seeds the license holder may produce, the geographic region where seeds can be produced and the term of the production license.

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

Pursuant to the Animal Husbandry Law, entities or individuals engaged in production of breeder livestock or poultry, or engaged in the commercial production of new-born livestock or poultry, must obtain a Permit for the Production and Business Operation of Breeding Livestock and Poultry, or “Husbandry Permit.” Entities and individuals engaged in the production of ova, frozen sperm, embryos or other genetic materials must obtain a Husbandry Permit from the State Council’s stockbreeding and veterinary administrative departments through their respective provincial agencies. The approval level of the Husbandry Permit varies depending on the permitted scope and content.

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

National Legislation on Land

In April 1988, the constitution of the PRC was amended by the National People’s Congress to allow for the transfer of land use rights for value, and in December 1988, the Land Administration Law of the PRC was similarly amended. The Land Administration Law of the PRC was further amended in August 1998 and August 2004.

Under the Interim Regulations of the People’s Republic of China on Grant and Transfer of the Right to Use State-owned Urban Land, or “Interim Regulations on Grant and Transfer,” promulgated in May 1990, local governments at or above the county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights against payment of a grant premium.

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

Under Article 38 of the PRC Law on Administration of Urban Real Estate, or “Urban Real Estate Law,” issued on July 5, 1994 and revised on August 30, 2007, real property that has not been registered and for which a title certificate has not been obtained in accordance with the law cannot be transferred. Under Article 39 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must be met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) where the investment or development involves a real estate construction project, more than 25% of the total amount of investment or development must have been made or completed; and (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose must have been confirmed and (v) title certificate for a building is required in the event that real estate is transferred with a finished building.

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

The Protection of New Varieties of Plants Regulation was promulgated by the State Council on March 20, 1997, became effective on October 1, 1997 and was subsequently revised on January 31, 2013. The administrative departments of the State Council in charge of agriculture and forestry are, according to their respective functions, jointly responsible for the acceptance and examination of applications for the rights to new varieties of plants and grant such rights to new varieties of plants which satisfy the requirements under the regulations. An entity or individual that has completed the production, sale or dissemination of a new variety of plant which has been granted a variety right will have an exclusive right in its protected variety. Unless otherwise provided for in these regulations, without a license from the owner of the variety right, no other entity or individual may use such variety for commercial purposes.

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

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000, and the Wholly Foreign-owned Enterprise Law Implementing Rules, approved by the State Council and promulgated by the Ministry of Foreign Economics and Trade on December 12, 1990 and amended on April 12, 2001. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, wholly foreign-owned enterprises are required to set aside at least 10% of their after-tax profits each year, if any, to contribute to certain reserve funds until the cumulative amounts in such reserve funds have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.

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

Foreign Exchange

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “SAFE Notice 75,” which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

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

In May 20 2011, SAFE issued the Circular of the SAFE on Printing and Distributing the Operational Rules on Foreign Exchange Administration for Financing and Return Investments by Domestic Residents through Special-Purpose Overseas Companies, or “No.19 [2011] of SAFE,” which became effective as of July 1, 2011. No.19 [2011] of SAFE further clarifies the administrative principles and relevant issues in the application of the SAFE Notice 75 and to simplify the operational process.

M&A Rule

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or “CSRC,” and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or “M&A Rule,” which became effective on September 8, 2006. The M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings.

While the application of this regulation remains unclear, we believe that CSRC approval was not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2013:

Equity interest.

Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement.

Contractual arrangements including Loan Contract, a Power of Attorneys, an Exclusive Call Option Agreement, an Equity Pledge Agreement, an Letters of Undertaking, and Statement of Spouse.

(1)	Consisting of Ms. Juan Li, the wife of Mr. Guanglin Lai and Mr. Fulin Lai, the brother of Mr Guanglin Lai , the Chairman of our board of directors and a beneficial owner of our ordinary shares,

(2)	Ms. Juan Li holds 95% and Mr. Fulin Lai holds 5%.

We conduct our business in China through contractual agreements with our consolidated affiliated entities, Zhongguan, Shenzhen NKY Seeds Co., Ltd. (formerly known as Shenzhen Agria Agricultural Co., Ltd.), or “Shenzhen NKY,” and Shenzhen PGW Seeds Co., Ltd. (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.), or “Shenzhen PGW Seeds,” which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds and their respective shareholders enable us to:

•	exercise effective control over Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds;

•	receive substantially all of the earnings and other economic benefits from Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds to the extent permissible under PRC law in consideration for the services provided by Agria Brother; and

•	have an exclusive option to purchase all or part of the equity interests Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds in each case when and to the extent permitted by PRC law.

In addition, the shareholders of Zhongguan have executed a letter of undertaking to remit all of the dividends and other distributions received from Zhongguan to Agria Brother, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in Zhongguan at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and the current shareholders of Zhongguan. We have the legal obligation to provide funding for all losses incurred by Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds.

D. Property, Plant and Equipment

P3A, which we divested in July 2010, entered into long-term lease agreements with local government and village collectives for approximately 13,500 acres of land with remaining durations of approximately 8 to 26 years and all rental payments was prepaid in full. P3A had previously used this land for sheep breeding. As part of the divestiture of P3A, we retained our interest in this land. However, we were unable to find commercially viable uses for these land parcels, and subsequent recorded an impairment provision of RMB357.2 million ($58.2 million) for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future.

In China, we have a production plant in Xinjiang province for the primary production of corn seeds and fine processing plants in Beijing and Henan province.

PGW has several sale yards and woolstores in New Zealand for its AgriServices division and storage and processing facilities in New Zealand, Australia and Uruguay for its International Seeds division.

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

Overview of Financial Results

The following table sets forth a summary of our consolidated result of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Year Ended December 31,		For the Year Ended June 30,					For the Six Months Ended June 30,
	2010		2012		2013			2011
	RMB	% of Revenues	RMB	% of Revenues	RMB	$	% of Revenues	RMB	% of Revenues
	(In millions, except percentage)

Revenue	29.0	100	6,918.8	100.0	5,896.0	960.7	100.0	1,026.2	100
Cost of revenue	(17.3)	(59.8)	(5,383.1)	(77.8)	(4,391.7)	(715.6)	(74.5)	(779.1)	(75.9)
Gross profit	11.7	40.2	1,535.7	22.2	1,504.3	245.1	25.5	247.1	24.1
Operating expenses:
Selling, general and administrative expenses	(98.7)	(340.0)	(1,361.2)	(19.7)	(1,364.9)	(222.4)	(23.1)	(271.1)	(26.4)
Research and development expenses	(0.1)	(0.3)	(32.0)	(0.4)	(29.4)	(4.8)	(0.5)	(7.0)	(0.7)
Impairment loss on land use rights and non-current prepayments	-	-	-	-	(357.2)	(58.2)	(6.1)	-	-
Impairment loss on goodwill	-	-	-	-	(883.2)	(143.9)	(15.0)	-	-
Total operating expenses	(98.8)	(340.3)	(1,393.2)	(20.1)	(2,634.7)	(429.3)	(44.7)	(278.1)	(27.1)
Operating income/(loss)	(87.1)	(300.2)	142.5	2.1	(1,130.4)	(184.2)	(19.2)	(31.1)	(3.0)
Other income (expenses):
Interest income	22.4	77.3	57.5	0.8	13.9	2.2	0.2	14.1	1.4
Interest and financing expense	(2.3)	(7.8)	(118.5)	(1.7)	(90.4)	(14.7)	(1.5)	(22.3)	(2.2)
Exchange gain/(loss)	(2.8)	(9.8)	9.2	0.1	26.6	4.3	0.5	(12.8)	(1.2)
Unrealized (loss) gain in investment	1.9	6.7	—	—	—	—	—	55.5	5.4
Other expense	(1.3)	(4.6)	(35.4)	(0.5)	(33.3)	(5.4)	(0.6)	(3.2)	(0.3)
Other income	20.6	71.1	29.1	0.4	16.7	2.7	0.3	2.3	0.2
Loss on disposal of investment under equity method	—	—	—	—	(13.0)	(2.1)	(0.2)	—	—
Income/(loss) from equity investments	(2.2)	(7.7)	(1.9)	(0.0)	(0.7)	(0.1)	(0.0)	10.2	1.0
Income/(loss) before income tax	(50.8)	(174.9)	82.3	1.2	(1,210.6)	(197.3)	(20.5)	12.7	1.3
Income tax	(7.1)	(24.5)	(13.6)	(0.2)	(28.5)	(4.6)	(0.5)	1.1	0.1
Income/(loss) from continuing operations	(57.9)	(199.4)	68.7	1.0	(1,239.1)	(201.9)	(21.0)	13.8	1.4
Income (loss) from discontinued operations	(1.3)	(4.5)	—	—	—	—	—	(2.9)	(0.3)
Net income/ (loss)	(59.2)	(203.9)	68.7	1.0	(1,239.1)	(201.9)	(21.0)	11.0	1.1
Net income (loss) attributable to the non-controlling interest	—	—	(84.6)	(1.2)	390.1	63.6	6.6	7.4	0.7
Net income (loss) attributable to the Company	(59.2)	(203.9)	(16.0)	(0.2)	(849.0)	(138.3)	(14.4)	18.4	1.8

Revenue

Our revenue increased from RMB29.0 million in the year ended December 31, 2010 to RMB6,918.8 million in the year ended June 30, 2012 and decreased to RMB5,896.0 million ($960.7 million) in the year ended June 30, 2013.

Revenue from China seeds represents sale of corn and vegetable seeds. We have generated revenue from sale of edible corn seed products since we acquired Nong Ke Yu in September 2009. We have generated revenues from the sale of vegetable seed products since we acquired BeOK in January 2010. We have also generated revenues from the sale of field corn seed products starting from the time of our investment in Ganxin in September 2010 up until our divestiture of our interests in Ganxin in May 2013. In January 2012, Nong Ke Yu commenced production and sales of field corn seeds produced in Xinjiang.

We have generated revenues from PGW’s International Seeds business segment since April 30, 2011, the date we completed our partial takeover offer by Agria Singapore for PGW. International seeds revenues comprise sales generated by the following categories: (i) seed and grain revenue generated by our sales of forage seeds, turf and grain; (ii) agrifeeds revenue generated by our sales of liquid animal feeds and other nutritional animal products, including molasses (we divested our molasses business into a joint venture in August 2012); and (iii) South America agritech revenue, comprising sales of the above products to developing seed markets in South America.

We have generated revenues from PGW’s AgriServices segment since April 30, 2011, the date we completed our partial takeover offer by Agria Singapore for PGW. AgriServices revenues comprise sales generated by the following categories: (i) merchandising revenue generated by our rural supplies and fruitfed retail activities via our chain of retail stores in New Zealand; (ii) livestock revenue generated by our rural livestock trading and livestock export activities; and (iii) other AgriServices revenue primarily generated by our activities in insurance, real estate, irrigation and pumping, wool, training and consulting, as well as our activities supplying products and services to the Uruguayan rural services industry.

Our historical operating business P3A was disposed of in July 2010 and is classified as a discontinued operation. As a result, our revenue in the year ended December 31, 2010 has been recast to remove costs of P3A revenue.

Costs of Revenue

China seeds cost of revenues primarily consist of the costs that we pay to companies to whom we outsource production of our seed products, depreciation of buildings and equipment and direct labor costs. At the beginning of each growing season, we provide parent seeds to production companies to grow for us under contractual arrangements, which detail the area of land, standard yield and quality requirements. We also provide advances to the production companies for their rental of land, payments to farmers, purchase of fertilizer and other production materials. At the end of the growing season, we take delivery of the seeds and undertake various sorting, selecting, coating and packaging processes to produce our finished goods.

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

Operating Expenses

Our selling, general and administrative expenses primarily consist of our expenses of compensation and benefits for administrative, sales finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities as well as advertising in magazines, promotion expenses and other marketing related expenses.

Our research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities, as well as amortization of seed variety rights.

Since we adopted the 2007 share incentive plan in July 2007, options to purchase a total of 6,919,000 ordinary shares were granted to our officers, directors and employees and remained outstanding as of June 30, 2013. We have not granted any options or other or equity incentives to any employee, director or consultant before July 2007.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 6,919,000 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008, December 5, 2008, October 13, 2009, May 21,2010, June 1, 2010 and August 19, 2011 and remained outstanding, total unrecognized compensation costs are estimated to be approximately RMB0.2 million ($0.04 million) as of June 30, 2013 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the remaining vesting period of about one year.

Interest income and interest and financing expense

Interest income primarily consists of interest earned on our cash and restricted cash deposits.

Interest and financing expense comprises (i) interest and facility fees paid on our bank loans in China; (ii) interest and facility fees paid by PGW; and (iii) interest paid on our acquisition debt facilities used to fund our partial takeover offer for PGW.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China enacted a new tax law, the 2008 EIT Law, which became effective on January 1, 2008. Under the new tax law, foreign invested enterprises and domestic companies are subject to EIT at a uniform rate of 25% and any tax exemption, reduction and preferential treatments which are applicable only to foreign invested enterprises will be revoked. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the EIT law passed in March 2007 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China has been subject to EIT at a rate of 25% since January 1, 2008. Agria Brother, our wholly-owned subsidiary established in April 2008 in Shenzhen, China is subject to EIT at a rate of 25%. Zhongguan, our consolidated affiliated entity established in November 2008, is subject to EIT at a rate of 25%.

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

Results of Operations

Year ended June 30, 2013 compared to year ended June 30, 2012

Revenues

Our revenues decreased by 15% from RMB6,918.8 million in fiscal year 2012 to RMB5,896.0 million ($960.7 million) in fiscal year 2013, primarily due to a decrease in sales from PGW’s AgriServices division resulting from a change in the way its retail business was conducted. Since July 2012, PGW has entered into new contractual arrangements with suppliers of certain rural products pursuant to which PGW sells products as an agent on behalf of the suppliers rather than trading on its own. Prior to the new arrangement, the full transaction values of sales and purchases were recorded as revenues and costs of revenue. As an agent, PGW only accounts for commission income it earns from the suppliers as revenues. This change did not impact our gross profit or operating income.

Revenue generated from PGW’s International Seeds division decreased by 4.3% from RMB2,235.6 million in fiscal year 2012 to RMB2,140.5 million ($348.8 million) in fiscal year 2013, primarily due to the sale of the Agri-feeds molasses business. Revenue generated from the China seeds segment increased by 98% from RMB52.8 million in fiscal year 2012 to RMB104.4 million ($17.0 million) in fiscal year 2013, primarily due to the development of a strong sales network for growing field corn seeds and increased sales of new sweet corn seeds in southern China.

Cost of Revenues and Gross Profit

Our cost of revenues decreased by 18% from RMB5,383.1 million in fiscal year 2012 to RMB4,391.7 million ($715.6 million) in fiscal year 2013. Gross profit decreased by 2% from RMB1,535.7 million in fiscal year 2012 to RMB1,504.3 million ($245.1 million) in fiscal year 2013. The decrease in cost of revenues was primarily due to the aforementioned change in the form of the retail business of PGW’s AgriServices division.

Operating Expenses and Income

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 0.3% from RMB1,361.2 million in fiscal year 2012 to RMB1,364.9 million ($222.4 million) in fiscal year 2013.

Research and Development Expenses

Research and development expenses decreased from RMB32.0 million in fiscal year 2012 to RMB29.4 million ($4.8 million) in fiscal year 2013.

Impairment loss on land use rights and non-current prepayments

As previously disclosed, we assessed the appropriate revenue generating opportunities on the approximately 13,500 acres of land which was retained by us following the divestiture of P3A. The relevant land parcels were acquired in the time when we were engaged in the sheep breeding business, which has since ceased after disposal of P3A. Since then, we have explored, apart from finding third-party tenants, long-term viable alternative commercial use of the land parcels, especially with respect to trial plantation of grass varieties. Extensive trial plantation of grass was conducted over the last several years. These trial plantations and their latest results and evaluations completed in late 2012 indicated that it would not be economically viable to carry out large scale commercial plantation on this land. After completion of the trial plantations, we engaged a separate and independent professional valuer to evaluate the value of the land. The independent valuation was received in February 2013 and indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible alternatives that these land parcels could be used. In compliance with ASC Section 360, without clear visibility as to its cash flow generating capacity in the foreseeable future, we determined that it was appropriate to record an impairment provision of RMB357.2 million ($58.2 million) for fiscal year 2013, which was the aggregate sum of our unamortized prepayments for the land. While we will continue to maintain our legal rights (subject to certain risks detailed in Item 3D) as to the land parcels as part of our divestiture arrangement of P3A, we do not anticipate to derive significant future economic benefit from the land parcels in the foreseeable future.

Impairment loss on goodwill

An impairment assessment of the goodwill arising from the acquisition of PGW in April 2011was made in accordance with US GAAP Accounting Standards Codification (ASC) 350-20. A number of factors, including the overall financial performance and the share price of PGW, the slower than expected recovery in the Australian market following poor weather and trading conditions and recognition of goodwill impairment loss in PGW’s financial statements were considered. These conditions were reflected in the Company’s operating results and cash flow for the quarter ended June 30, 2013. As a result, the Company has reconsidered and reevaluated growth and trend estimate in its future cash flow model. After applying the goodwill impairment test, the implied fair value of goodwill is substantially lower than the carrying amount of the Group’s goodwill and it was concluded that an impairment loss on goodwill of approximately RMB882.9 million ($143.9 million) was recognized for fiscal year 2013. Nevertheless, this goodwill impairment loss was a one-off adjustment and has no impact on the Group’s underlying operations or cash flows.

Operating Income (Loss)

As a result of the foregoing factors, we had operating income of RMB142.5 million in fiscal year 2012, compared with an operating loss of RMB1,130.4 million ($184.2 million) in fiscal year 2013. Operating income excluding the impairment loss on land use rights and non-current prepayments and impairment loss on goodwill charges was RMB110.0 million ($17.9 million) for fiscal year 2013, representing a decrease of 23% from fiscal year 2012.

Interest Income

Interest income decreased from RMB57.5 million in fiscal year 2012 to RMB13.9 million ($2.2 million) in the fiscal year 2013, primarily due to lower cash and cash equivalents and restricted cash balances during fiscal year 2013.

Interest and Financing Expenses

Our interest and financing expenses decreased from RMB118.5 million in fiscal year 2012 to RMB90.5 million ($14.7 million) in fiscal year 2013, primarily due to declining level of debt at PGW and acquisition debt facilities used to fund our partial takeover of PGW.

Other Income and Other Expenses

We recorded RMB16.7 million ($2.7 million) of other income in fiscal year 2013, primarily consisting of investment income and gain on disposal of business. We recorded RMB33.3 million ($5.4 million) of other expenses in fiscal year 2013, primarily due to fair value loss on derivatives not in qualifying hedge relationships.

We recorded RMB29.1 million of other income in fiscal year 2012, primarily due to the release of RMB25.5 million of a provision made in April 2011 with respect to a supply contract entered into by PGW prior to our acquisition of a controlling interest in PGW. The supply contract required payments to be made to the purchaser in the event that PGW was not able to meet its supply obligations under the contract. We reduced the provision based on the results of initiatives implemented during the year ended June 30, 2012 to assist in achieving supply targets. We recorded RMB35.4 million ($5.6 million) of other expenses in fiscal year 2012, primarily due to losses on assets and investments of RMB14.0 million, fair value adjustments of RMB12.2 million and restructuring costs of RMB8.2 million.

Loss on disposal of investment under equity method

We recorded RMB13.0 million ($2.1 million) of loss on disposal of investment in Ganxin in fiscal year 2013.

Income (Loss) Before Income Tax

As a result of the foregoing factors, we turned from a pre-tax income of RMB82.3 million in fiscal 2012 to a pre-tax loss of RMB1,210.6 million ($197.3 million) in fiscal year 2013.

Income Tax

Our income tax expenses increased from RMB13.6 million in fiscal year 2012 to RMB28.5 million ($4.6 million) in fiscal year 2013 despite a decrease in income, primarily due to a derecognition of carried forward tax losses at PGW in fiscal year 2013.

Net Income (Loss)

As a result of the foregoing factors, we turned from a net income of RMB68.7 million in fiscal year 2012 to a net loss of RMB1,239.1 million ($201.9 million) in fiscal year 2013.

Net Income Attributable to Non-controlling Interests

Of the RMB1,239.1 million ($201.9 million) net loss incurred in fiscal year 2013, RMB390.0 million ($63.6 million) was attributable to non-controlling interests, primarily consisting of non-controlling interests’ share of impairment loss on goodwill of RMB438.3 million ($71.4 million). Of the RMB68.7 million net income earned in fiscal year 2012, RMB84.6 million was attributable to non-controlling interests. The non-controlling interests primarily represent (i) non-PGW shareholders of subsidiaries of PGW; (ii) the 49.78% of PGW not owned by Agria Singapore; and (iii) the 19.19% of Agria Asia Investments not owned by Agria Group.

Net Income (Loss) Attributable to the Company

As a result of the foregoing factors, net loss attributable to the Company was RMB849.0 million ($138.3 million) and RMB16.0 million for the years ended June 30, 2013 and 2012, respectively.

Year ended June 30, 2012 compared to year ended December 31, 2010

Revenues, costs of revenue, expenses and income are not comparable for the years ended June 30, 2012 and December 31, 2010, as fiscal year 2012 was the first full year that we have consolidated PGW’s operating results since the completion of the partial takeover by Agria Singapore for PGW in April 2011.

We recorded an RMB1.3 million loss from discontinued operations as a result of our disposal of P3A in the year ended December 31, 2010, attributable to:

•	RMB20.3 million in net income from discontinued operations for the period through the date of disposal;

•	an RMB212.8 million loss on disposal of discontinued operations; and

•	an RMB191.2 million reversal of deferred tax liabilities released due to the divestiture of our discontinued operations.

For the six months ended June 30, 2011

Our revenues were RMB1,026.2 million in the six months ended June 30, 2011, primarily due to our consolidation of PGW’s operating results upon the completion of the partial takeover offer by Agria Singapore for PGW in April 2011. We only consolidated revenues of PGW for the two month period from April 30, 2011, the date of closing of our investment in PGW, to June 30, 2011. PGW contributed RMB965.4 milion of out total revenues during the six months ended June 30, 2011, with the remaining RMB60.8 million derived from our China seeds business, which grew during this period as a result of the growth of our existing edible corn seed business and our commencement of sales of field corn seeds.

Our cost of revenues were RMB779.1 million in the six months ended June 30, 2011, primarily due to our consolidation of PGW’s operating results. PGW contributed RMB745.4 million of our total cost of revenues during the six months ended June 30, 2011, with the remaining RMB33.7 million derived from our China seeds business.

For the six months ended June 30, 2011, our selling, general and administrative expenses were RMB271.1 million and our research and development expenses were RMB7.0 million. We had operating loss from operations of RMB31.1 million for the six months ended June 30, 2011.

We had interest income of RMB14.1 million in the six months ended June 30, 2011, primarily due to interest from fixed-term deposit accounts. We had interest and financing expenses of RMB22.3 million in the six months ended June 30, 2011, primarily comprising: (i) interest and facility fees paid on our bank loans in China; (ii) interest and facility fees paid by PGW from April 30, 2011, the date of closing of our partial takeover offer to June 30, 2011; and (iii) interest paid on our acquisition debt facilities used to fund our partial takeover offer for PGW since the debt’s commitment in January 2011 and draw down in April 2011.

We had unrealized gain on investments of RMB55.5 million for the six months ended June 30, 2011, representing the difference between the fair value of our then 19% holding in the equity of PGW between January 1, 2011 and April 29, 2011, when we completed our partial offer for PGW. We recorded RMB10.2 million of income from equity investments in the six months ended June 30, 2011, primarily reflecting our share of income from Ganxin, our 49% owned associate at the time.

We had net profit from continuing operations of RMB13.8 million for the six months ended June 30, 2011.

We had net income of RMB11.0 million for the six months ended June 30, 2011, including a loss of RMB7.4 million attributable to non-controlling interests, primarily representing (i) non-PGW shareholders of subsidiaries of PGW; (ii) the 49.99% of PGW not owned by Agria Singapore; and (iii) the 19.19% of Agria Asia Investments not owned by Agria Group. As a result of the foregoing, we had net income attributable to the Company of RMB18.4 million for the six months ended June 30, 2011.

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

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities, or “VIEs,” for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company, Agria Group Ltd., China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and the VIEs is the RMB. The reporting currency of the Company is RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of income.

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

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company's consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory write downs, impairment, useful lives of property plant and equipment, valuation of intangible assets, goodwill and other long-lived assets, recognition of deferred income taxes, impairment of investments and consolidation of VIEs.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis. Raw materials and supplies consist of feed ingredients, packaging materials and operating supplies, while work-in-progress and finished goods include direct materials, direct labor and the allocation of manufacturing overhead costs. Livestock inventories include live animals acquired for stock fattening programs and for live export.

Inventory obsolescence reserve is mainly related to that the net realizable value is lower than the carrying amount and results in a new cost basis for accounting purposes.

Property, Plant and Equipment

 Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	5-50 years
Plant and machinery	5-10 years
Furniture and office equipment	3-5 years
Motor vehicles	5-6 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income.

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. No interest was capitalized for the year ended June 30, 2013.

Intangible Assets

Land Use Rights

Prepaid land use rights are recorded at the amount paid less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the term of the agreements of 19 years. During the year ended June 30, 2013, land use rights with lease term ranging from 20 to 30 years were fully impaired.

Acquired Technologies

Acquired technologies, which consist primarily of purchased technology know-how related to the production of corn seeds, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 to 15 years. During the year ended June 30, 2013, a seed variety right with 3 years useful life was fully amortized.

Software

Software consists of computer software purchased from third-party developers for internal use with an estimated useful life of 3 to 10 years.

Investments

Investments in privately held entities, which are not readily marketable or have quoted market prices, are recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of income. The Company assesses its investments for other-than-temporary impairments when indicators of impairment arise, including adverse changes to financial condition and the market environment of the investees.

The Company has investments in marketable securities that are classified as available-for-sale. These marketable securities are stated at fair value. Any unrealized gains or losses are recorded in accumulated other comprehensive income (loss), a component of equity, until realized. Other-than-temporary declines in market value from original cost are included in operations. In determining whether an other-than-temporary decline in the market value has occurred, the Company considers the duration that, and extent to which, fair value of the investment is below its cost. Realized gains and losses are calculated based on specific identification to the individual securities involved, with the resulting gains and losses included in non-operating income and expense in income statement.

Through April 2011, in accordance with ASC 825-10 "Financial Instruments — overall", the Company elected to account for its PGW equity investee in which the Company exercised significant influence using fair value as determined by the investee's quoted market price. Accordingly, the investment was reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of income. As described in Note 4 in the consolidated financial statements, in April 2011, the Company acquired a controlling interest in PGW. The Company accounts for its other equity investees under the equity method of accounting. Accordingly, the investments are reflected at original cost and adjusted for the Company's share of earnings or losses of the investees. There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill is not amortized. Instead, goodwill is required to be tested for impairment annually and between annual tests if events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The goodwill impairment test involves a two-step process; however, if after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess all relevant events and circumstances indicating whether it is more likely than not the fair value of a reporting unit is less than its carrying value, which include but are not limited to one or more of the following: (1) macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital or other developments in equity and capital markets, (2) industry and market conditions such as a deterioration in the environment in which an entity operates, an increased competitive environment, a change in the market for an entity, (3) cost factors such as increases in raw materials or labor, (4) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results or relevant prior periods, (5) entity specific events such as changes in management, key personnel, strategy, or customers, (6) events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than not expectation of selling or disposing all, or a portion, or a reporting unit and (7) a sustained decrease in share price.

In the event a determination is made that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the first step of the two-step process must be performed. The first step of the test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. At June 30, 2013, we performed the qualitative assessment and concluded that there was indication of impairment. Thus, we performed step one of the goodwill impairment test. To measure the fair value of the reporting unit, discounted cash flows valuation techniques were used. The discounted cash flows model is based on budget and forecast of cash flows for a period of five years prepared by management. This approach utilizes forward-looking assumptions and projections, and considers factors impacting long-range plans that may not be comparable to other companies and that are not yet publicly available.

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

The Company enters into contracts to design and build irrigation and pumping systems and recognizes revenues during the construction period using the percentage of completion method. Most of the contracts are fixed-price contracts, which typically provide for a stated contract price and a specified scope of the work to be performed. The Company estimates the percentage of the job that is complete using variations of the cost-to-cost method. Cost is used as the primary indicator, but the Company also considers contract milestones and work in progress from installation representatives. If the estimate of costs left to be incurred plus actual costs already incurred exceeds the total revenue to be expected from a contract, then the full amount of the difference is recognized in the current period as a loss and is presented on the consolidated balance sheet as a current liability. The Company did not recognize any significant losses on these contracts.

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

Research and Development Costs

The principal research and development activities are in the development of systems, processes and new seed cultivars. Research expenditure on the development of new systems and processes is recognized in income statement as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in income statement when incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. Research and development expenditure on the development of new seed cultivars is recognized in income statement as incurred. Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in income statement in the period that includes the enactment date.

The Company has elected to classify interest due on any underpayment of income taxes and penalties in interest expense and penalties, if and when required, within general and administrative expenses.

The Company accounts for uncertainty in income taxes by assessing the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date. Liabilities arising from uncertain tax positions are not significant for all periods presented.

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

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled and is not accompanied by a concurrent grant of a replacement award or other valuable consideration, it shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be charged to expense at the cancellation date.

Share-based compensation and other benefit plans were not significant to the June 30, 2013 operating results and financial position.

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

This fair value of related party receivables and payables is not practicable to estimate due to the related party unsure nature of the underlying transactions.

Finance receivables represent the remaining loans that were held back from the sale of PGG Wrightson Finance Limited and are recorded at cost. The loans are collateralized by property and are net of an allowance for doubtful accounts. All loans are considered past due and the balance of the loan is compared to the fair value for the collateralized property. If the fair value of the property is less than the carrying amount of the loan, a reserve is recorded for the difference. The Company estimates the fair value using a discounted cash flow methodology based on recent appraisals and/or estimated cash collections for properties that are in bankruptcy courts. When loans are provisioned, the Company ceases to accrue interest income.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. The Company does not hold or issue derivative instruments for trading purposes. Generally, the derivatives that do not qualify for hedge accounting are accounted for as trading instruments. Such derivatives consist of forward exchange contracts, spot foreign exchange contracts and foreign exchange options to manage exposure to foreign currency operations. Derivative financial instruments are recognized initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognized immediately in income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship.

Cash flow hedges generally consist of interest rate swaps that were used by the Company to hedge exposures to changes in the market rates of variable and fixed interest rates. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in equity is transferred to income statement in the same period that the hedged item affects income statement.

Segment Reporting

From 2009 through June 2010, the Company operated in corn seed, sheep products and seedlings segments. In July 2010, the Company disposed of its sheep products and seedlings business segments. From August, 2010 to April 30, 2011, the Company operated and managed its business only in the China seeds business segment. Beginning with the acquisition of PGW at end of April 2011, the Company now operates in China seeds, International seeds and Agriservices segments (Note 24 in the consolidated financial statements). The China seeds segment engages in production and sale of corn seed in China, the International seeds segment engages in seed, nutrition and grain businesses and AgriServices segment engages in merchandising, livestock, insurance, real estate and irrigation and pumping businesses. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. In 2010, the Company generated substantially all of its revenues from customers in the PRC. Beginning in May 2011, with the acquisition of PGW, the Company generated revenues from customers in the PRC, New Zealand, Australia, South America and the United Kingdom. Geographical information is presented in note 24 in the consolidated financial statements.

Reclassification

Certain prior year balances have been reclassified to conform to the June 30, 2013 financial statement presentation.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November 2007, bank borrowings and loans from related parties and other entities. As of June 30, 2013, we had RMB267.8 million ($43.6 million) in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use. In addition, we had RMB231.4 million ($37.7 million) of restricted cash which is pledged to a bank as guarantee for bank loans.

We are entitled to dividend payments from PGW and cash payments from Zhongguan pursuant to our contractual arrangements with Zhongguan and its shareholders.

As of June 30, 2013, we had RMB574.9 million ($93.7 million) in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and RMB474.1 million ($77.2 million) in outstanding long term portions of long-term bank loans and borrowings.

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

As of June 30, 2013, short-term and long-term bank borrowing facilities included:

Debt owed by our subsidiary, PGW:

•	Out of the facilities totaling NZ$215.8 million ($167.9 million), outstanding balance was NZ$62.0 million ($48.2 million) as long-term and NZ$47.7 million ($37.1 million) as short-term as of June 30, 2013;

Debt owed by our subsidiary, Agria Asia Investments:

•	acquisition debt denominated in New Zealand dollars of NZ$13.8 million ($10.7 million) that matures on February 26, 2014 provided by a bank;

•	acquisition debt denominated in New Zealand dollars of NZ$5.0 million ($3.9 million) that matures on March 5, 2014 provided by Livestock Improvement Company. If the bank which provided the acquisition debt referred to above extends the NZ$13.8 million acquisition debt facility, Livestock Improvement Company is restricted in its ability to enforce security in the event of them not being repaid on March 5, 2014;

Debt owed by the Company and our wholly-owned subsidiaries:

•	loan facilities denominated in RMB of RMB61.9 million ($10.1 million) that matures on April 7, 2014 provided by one bank. These facilities were guaranteed by $10.9 million pledged deposit, which was included in Restricted Cash as of June 30, 2013; the entire amount was subsequently repaid in July 2013 and pledged deposit was released accordingly;

•	loan facilities denominated in US dollars of $25.8 million that mature between January 6, 2014 and April 21, 2014 provided by a bank. These facilities were guaranteed by RMB164.1 million ($26.7 million) pledged deposit, which was included in Restricted Cash as of June 30, 2013;

•	trade facilities denomindated in RMB of RMB75.0 million ($12.2 million) that matures on March 31, 2014 provided by one bank. As of June 30, 2013, the outstanding balance of this facility was RMB16.2 million ($2.6 million);

•	loan facility denominated in US dollars of $32.0 million which matures on May 29, 2018 provided by a bank.

The short and long term facilities are generally collateralized by receivables, inventories, property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin. The weighted average interest rate was 4.2% for the fiscal year ended 2013. These loans have been provided by various banks in China, the United States and New Zealand. Fixed rate borrowings represent approximately 22% of the total outstanding amount.

We incurred capital expenditures of RMB0.6 million, RMB79.5 million and RMB51.5 million ($8.4 million) in the years ended December 31, 2010 and June 30, 2012 and 2013, respectively, and RMB18.3 million in the six months ended June 30, 2011. Our capital expenditures have primarily been used to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and debt.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,	For the Year Ended June 30,			For the Six Months Ended June 30,
	2010	2012	2013		2011
	RMB	RMB	RMB	$	RMB
	(In thousands)

Net cash provided by/(used in) operating activities	(9,210)	182,702	125,468	20,443	77,993
Net cash provided by/(used in) investing activities	(277,153)	175,542	29,325	4,778	(687,475)
Net cash (used in)/provided by financing activities	(76,396)	(274,248)	(49,448)	(8,057)	336,063
Effect of exchange rate changes on cash	(16,838)	(12,877)	(2,439)	(397)	8,962
Net increase (decrease) in cash and cash equivalents	(379,597)	71,119	102,906	16,767	(264,457)
Cash and cash equivalents at the beginning of the year	737,825	93,771	164,890	26,866	358,228
Cash and cash equivalents at the end of the year	358,228	164,890	267,796	43,633	93,771

Operating Activities

Net cash provided by operating activities in the year ended June 30, 2013 was RMB125.5 million ($20.4 million), primarily as a result of cash received from the sales of our products more than our cash operating expenses and cash inflows of RMB35.7 million from the decrease in inventories, partially offset by an increase in accounts receivable resulting in cash outflows of RMB90.7 million.

Net cash provided by operating activities in the year ended June 30, 2012 was RMB182.7 million, primarily as a result of cash received from the sales of our products more than offsetting our cash operating expenses. The increase in our inventories caused cash outflows of RMB36.2 million, the decrease in our accounts receivable caused cash inflows of RMB103.2 million and the increase in accounts payable caused cash inflows of RMB15.9 million.

Net cash provided by operating activities in the six months ended June 30, 2011 was RMB78.0 million, primarily as a result cash of changes in operating assets and liabilities caused by our consolidation of PGW. The increase in our inventories caused cash outflows of RMB31.5 million and the movements in our accounts receivable caused cash inflows of RMB305.0 million.

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

Investing Activities

Net cash provided by investing activities in the year ended June 30, 2013 was RMB29.3 million ($4.8 million), primarily as a result of inflows of cash proceeds from the disposal of Ganxin of RMB40.7 million and a net decrease in financial receivables of RMB58.1 million, partially offset by cash outflows of acquisition of property, plants and equipment and other assets of RMB44.3 million and purchase of investments of RMB23.9 million.

Net cash provided by investing activities in the year ended June 30, 2012 was RMB175.5 million, primarily due to payment for other investments of RMB463.8 million and proceeds from sale of other assets and net decrease of finance receivables, together RMB716.0 million related to the sale of PGW Finance and retention of certain loans in August 2011. Additionally acquisition of property, plants and equipment and other assets totaled RMB74.0 million.

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

Financing Activities

Net cash used in investing activities in the year ended June 30, 2013 was RMB49.4 million ($8.1 million), primarily as a result of cash outflows from repayment of borrowings exceeding drawdown of borrowings of RMB170.1 million and dividends paid to minority shareholders of RMB46.6 million, partially offset by cash inflows from released of pledged deposit of RMB167.3 million.

Net cash used in financing activities in the year ended June 30, 2012 was RMB274.2 million, primarily due to repayment of short term borrowings exceeding proceed from short term borrowing by RMB380.1 million of the same amount during the year.

Net cash raised from financing activities in the six months ended June 30, 2011 was RMB336.1 million, primarily as a result raising finance for the acquisition of a controlling interest in PGW.

Net cash used by financing activities was RMB76.4 million in 2010, resulting primarily from a pledge over cash balances of RMB136.0 million granted as security over short term bank loans during the year offset in part by the net effect of the drawdown of two loans for RMB59.6 million each and the repayment of one of these loans during the year.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or the “FASB,” issued Accounting Standards Update No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes,” or “ASU 2013-10.” ASU 2013-10 allows the Federal Funds Effective Swap Rate (which is the Overnight Index Swap rate, or “OIS rate,” in the US) to be designated as a benchmark interest rate for hedge accounting purposes under the derivatives and hedging guidance. The amendments also allow for the use of different benchmark rates for similar hedges. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists,” or “ASU 2013-11.” ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except to the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. No new recurring disclosures are required. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2013 and are to be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements,” or “ASU 2013-04.” ASU 2013-04 provides guidance for the recognition, measurement, and disclosure resulting from joint and several liability arrangements. Examples of obligations that fall within the scope of the ASU include certain debt arrangements, other contractual obligations, and settled litigation. The new guidance is effective on a retrospective basis for fiscal years and interim periods within those fiscal years beginning after December 15, 2013. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” or “ASU 2013-02.” ASU 2013-02 requires enhanced disclosures about items reclassified out of accumulated other comprehensive income, or “AOCI.” For items reclassified to net income in their entirety, the ASU requires information about the effect of significant reclassification items to appear on separate line items of net income. For those items where direct reclassification to net income is not required, companies must provide cross-references to other disclosures that provide details about the effects of the reclassification out of AOCI. Expanded disclosures concerning current period changes in AOCI balances are also required for each component of OCI on the face of the financial statements or in the notes. ASU 2013-02 is effective prospectively for fiscal years beginning after December 15, 2012, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, “Disclosures about Offsetting Assets and Liabilities,” or “ASU 2011-11.” ASU 2011-11 will require disclosure of information about offsetting and related arrangements to enable users of our financial statements to understand the effect of those arrangements on our financial position. In January 2013, the FASB issued Accounting Standards Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,” or “ASU 2013-01.” ASU 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and certain securities borrowing and lending arrangements. The new guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required are to be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

We conduct research and development primarily in cooperation with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our International Seeds business segment, including its turf division, which is supported by a strong research base and commercializes new products through internal R&D, breeding and evaluation programs and joint venture research partnerships.

Our expenses incurred in connection with these activities were RMB29.4 million ($4.8 million) for the year ended June 30, 2013, RMB32.0 million for the year ended June 30, 2012, RMB7.0 million for the six months ended June 30, 2011 and RMB 0.1 million year ended December 31, 2010. Research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities, as well as amortization of seed variety rights.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2013:

		Payment Due by June 30,
	Total	2014	2015	2016	2017	2018	Thereafter
	In RMB millions
Short and long-term borrowings(1)
- principal	1048.9	574.9	335.7	39.5	49.4	49.4	—
- interest	51.9	40.9	4.9	3.1	2.1	0.9	—
Building and premises lease obligations(2)	497.1	120.3	101.1	76.4	50.7	40.2	108.4
Purchase obligations(3)	32.1	32.1	—	—	—	—	—
Investment into BioPacific Ventures(4)	3.4	1.3	1.3	0.8	—	—	—
Purchase of land (7)	8.6	8.6	—	—	—	—	—
Other commitments (8)	17.4	3.0	3.1	3.1	3.2	3.3	1.7
Investment into Zhongnong(5)	24.0	24.0	—	—	—	—	—
Capital expenditure commitment(6)	6.4	6.4	—	—	—	—	—
Additional investment in Agria Asia Investments(9)	158.5	158.5	—	—	—	—	—
Total	1,848.3	970.0	446.1	122.9	105.4	93.8	110.1

(1)	Includes short-term and long term borrowings and future interest obligations.

(2)	Includes all non cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our store network operated by our subsidiary PGW. The terms of the leases have various rights of renewal with lease periods ranging from 1 to 20 years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	We have, through PGW, committed RMB66.9 million ($10.9 million) to an international fund, BioPacific Ventures established for investment in food and agriculture life sciences. Our investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At June 30, 2013, RMB63.5 million ($10.3 million) has been drawn on the committed level of investment.

(5)	Represents commitments to make remaining investment into Zhongnong.

(6)	Represents commitments for the purchase of seeds drying equipment in Xinjiang and PGW

(7)	Represents commitments for the purchase land as part of PGW’s acquisition of Corson Grain

(8)	Represents commitments for the Primary Growth Partnership programme of PGW.

(9)	Represents commitment to acquire at minimal contractual price, at the request of New Hope International, their 11.95% stake in Agria Asia Investments.

Of the obligations set forth above, RMB1,057.6 million were derived from PGW. Other than the obligations set forth above, we did not have any other significant long-term debt obligations, operating lease obligations, purchase obligations or capital commitments as of June 30, 2013.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	50	Executive Chairman of the Board of Directors
Jiuran Zhao	52	Independent Director
Joo Hai Lee	58	Independent Director
Sean Shao	57	Independent Director
Wah Kwong Tsang	61	Independent Director
Patrick Wai Yip Tsang	44	Chief Financial Officer
Kean Seng U	47	Head of Corporate and Legal Affairs

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and executive chairman since March 2013. He has also served as chairman of our compensation committee since March 2010. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai’s wholly-owned investment vehicle, Brothers Capital Limited, is our largest shareholder. Mr. Lai has extensive experience in investments, acquisitions and operation management. Mr. Lai has established many other enterprises in China, Hong Kong and internationally, in particular, animation, logistics and transportation, pharmaceutical sectors, etc. He takes a leading role in respect of strategic planning and business development in his investment portfolio. Mr. Lai is the chairman and executive director of the board of directors, the chairman and a member of nomination committee and a member of remuneration committee of China Pipe Group Limited, a Hong Kong listed company, which is a leading provider to the construction sector offering a wide range of pipe related products, services and solutions to the constructors, designers, consultants and government agencies in Hong Kong and Macau. In December 2009, Mr. Lai was appointed as a director of PGW. Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and master of business administration in finance from The Chinese University of Hong Kong. He is a certified public accountant in Australia.

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

Mr. Joo Hai Lee has served as our independent director since November 2008 and a member of our audit committee since January 2009. Mr. Lee has 32 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore (now known as BDO LLP) in 1983 and became a partner there in 1986 and retired in February 2013 and remained as advisor of the firm. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Certified Public Accountants of Singapore, the Malaysian Institute of Accountants and the Singapore and Hong Kong Institutes of Directors.

Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. Mr. Shao currently serves as (i) independent director and chairman of the audit committee of: LightInTheBox Holdings Co. Ltd., a global e-commerce company listed on NYSE since June 2013; UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012; Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010; Yongye International, Inc., a Chinese agricultural company listed on NASDAQ since April 2009 and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008;and (ii) independent director and chairman of the compensation committee of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on NASDAQ since July 2010. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Wah Kwong Tsang has served as our independent director since August 2011 and the chairman of our audit committee and member of our compensation committee since August 2011 and member of nomination committee since October 2012. Mr. Tsang is a former partner of Hong Kong and China firms of PricewaterhouseCoopers and has over 30 years of professional experience in auditing listed and unlisted companies and providing supports for initial public offerings and acquisition transactions. Currently, Mr Tsang is also an independent non-executive director and the chairman of the audit committee of China Merchant China Direct Investments Limited, a company listed on Hong Kong Stock Exchange; an independent non-executive director and the chairman of the audit committee and a member of each of the nomination committee and the remuneration committee of PanAsialum Holdings Company Limited, a company listed on Hong Kong Stock Exchange; and an independent non-executive director and the chairman of the nomination committee and a member of each of the remuneration committee and the audit committee of Sihuan Pharmaceutical Holdings Group Ltd, a company listed on Hong Kong Stock Exchange and an alternate director of PGW. Mr. Tsang is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.

Mr. Patrick Wai Yip Tsang serves as our chief financial officer since February 15, 2013. Mr. Tsang is currently a director of PGW and a director of China Pipe Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Tsang has over twenty years of experience in auditing, accounting, investor relations and corporate finance, including initial public offering, restructuring and merger and acquisition transactions. Prior to joining the Company, Mr. Tsang held finance roles at a number of companies listed on the Hong Kong Stock Exchange, including China Resources Enterprises Limited and Tianjin Development Holdings Limited. Mr. Tsang holds a bachelor's degree with honors in accountancy and is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and a member of the Institute of Chartered Accountants in England and Wales.

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

B. Compensation of Directors and Executive Officers

For the year ended June 30, 2013, we paid an aggregate of approximately RMB7.7 million ($1.3 million) to our directors and executive officers in cash or benefits in kind.

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

In the year ended June 30, 2013, options to purchase 2,848,333 ordinary shares that were previously granted to certain of our directors, executive officers, employees and consultants were cancelled or forfeited following the termination of their services or employment with Agria. As of the date of this annual report, options to purchase a total of 6,919,000 ordinary shares have been granted to our directors and executive officers and other individuals as a group, including certain of our former directors and officers, with exercise prices of $0.67, $0.92, $1.00, $2.18, $2.40, $3.15, $3.80, $3.83, $4.80 and $5.21 per share and a term of ten years to exercise from the date of grant, and remained outstanding.

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

C. Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

In the year ended June 30, 2013, our board held meetings or passed resolutions by unanimous written consent twenty-three times.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Wah Kwong Tsang, Joo Hai Lee and Sean Shao, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or “Exchange Act.” Mr. Tsang is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the year ended June 30, 2013, our audit committee held meetings or passed resolutions by unanimous written consent eight times.

Compensation Committee. Our compensation committee consists of Messrs. Guanglin Lai and Wah Kwong Tsang and Dr. Jiuran Zhao. Mr. Tsang and Dr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Lai is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive chairman may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board total compensation packages for our senior executives;

•	approving and overseeing the total compensation packages for our executive chairman;

•	reviewing and recommending director compensation to the board; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In the year ended June 30, 2013, our compensation committee held meetings or passed resolutions by unanimous written consent once.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Sean Shao, Guanglin Lai and Wah Kwong Tsang. Messrs. Shao and Tsang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Shao is the chair of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting qualified individuals to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In the year ended June 30, 2013, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent two times.

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

D. Employees

We had approximately 110, 1,801 and 1,832 full-time employees and 28, 657 and 558 temporary employees as of December 31, 2010 and June 30, 2012 and 2013, respectively. Our temporary employees are usually hired seasonally because of the seasonality of our China business. The following table sets forth the approximate number of employees for each of our business segments and our corporate offices as of June 30, 2013:

	Number of full-	Percentage of	Number of part-	Percentage of
	time Employees	Total Employees	Temp. Employees	Total Employees
China Seeds	168	7.0	5	0.2
International Seeds	516	21.6	74	3.1
AgriServices	1,001	41.9	435	18.2
Administration	147	6.2	44	1.8
Total	1,832	76.7	558	23.3

We have entered into employment agreements with our full-time employees. Generally, our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for periods ranging from six months to three years after the period of their employment with us. Approximately 10 of our employees are members of a labor union.

If we lose the services of one of more of our key management personnel and are unable to find suitable replacements, our operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of the date of this annual report; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of September 30, 2013.

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

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	49,452,202	44.6
Jiuran Zhao	*	*
Joo Hai Lee	—	—
Sean Shao	—	—
Wah Kwong Tsang	*	*
Patrick Wai Yip Tsang	—	—
Kean Seng U	—	—
All directors and executive officers as a group(4)	49,887,202	44.9
Principal Shareholders:
Morgan Finanz Capital Limited(5)	31,076,750	28.1
Brothers Capital Limited(6)	17,445,250	15.7
TPG Capital, L.P.(7)	8,650,000	7.8
Zhixin Xue(8)	7,549,640	6.8

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,766,600, being the number of ordinary shares outstanding as of the date of this annual report, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report if any.

(3)	Includes (i) 17,445,250 ordinary shares owned by Brothers Capital Limited, or “BCL,” a British Virgin Islands company wholly owned by Mr. Lai, (ii) 31,076,750 ordinary shares owned by Morgan Finanz Capital Limited, a British Virgin Islands company wholly owned by BCL, and (iii) 930,202 ordinary shares in the form of ADSs. The business address of Mr. Lai is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(4)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(5)	Morgan Finanz Capital Limited is a company incorporated in the British Virgin Islands. Morgan Finanz Capital Limited is wholly owned by BCL, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of Morgan Finanz Capital Limited.

(6)	Includes 17,445,250 ordinary shares held by BCL, a British Virgin Islands company wholly owned by Mr. Lai, The business address of BCL is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(7)	Based on latest publicly available information. In the form of ADSs, each representing two ordinary shares. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)	The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

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

ITEM 7.            Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

PRC law currently restricts foreign ownership of seed business and prohibits foreign ownership of sheep business in China. We conduct our business in China primarily through Agria Brother’s contractual arrangements with Zhongguan and its shareholders.

Contractual Arrangements with Zhongguan and Its Shareholders

Under PRC laws, each of Agria Brother and Zhongguan is an independent legal person. Other than pursuant to the contractual arrangements between Agria Brother and Zhongguan, Zhongguan does not transfer any other funds generated from its operations to Agria Brother. Zhongguan has two record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin Lai, and Mr Fulin Lai, the brother of Mr. Guanglin Lai, our chairman of the board of directors, our executive chairman and a beneficial owner of our ordinary shares. Both shareholders of Zhongguan are PRC citizens and do not receive any compensation from us for holding shares of Zhongguan. Mr. Guanglin Lai, who is the husband of Ms. Juan Li, a shareholder of Zhongguan, is the sole director of BCL, which is the largest shareholder of our company. Agria Brother’s relationship with Zhongguan and its shareholders is governed by the following contractual arrangements entered into in October and November 2008 and June, July, August and November 2009. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Zhongguan. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Zhongguan’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Zhongguan.

Power of Attorney

Each shareholder of Zhongguan has executed a power of attorney to appoint a nominee of Agria Brother as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Zhongguan as provided under PRC law and the articles of association of Zhongguan, including voting rights, the rights to transfer any or all of his or her equity interest in Zhongguan and the right to appoint the general manger of Zhongguan.

Equity Pledge Agreement

Under the equity pledge agreement among Zhongguan, the shareholders of Zhongguan and Agria Brother, the shareholders of Zhongguan pledged all of their equity interests in Zhongguan to Agria Brother to guarantee Zhongguan’s performance of its obligations under the exclusive technology development, technical support and service agreement, the exclusive call option agreement and the loan agreement. If Zhongguan or any of such shareholders breaches its contractual obligations under any of these principal agreements, Agria Brother, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, such shareholders of Zhongguan may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria Brother as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.

Exclusive Call Option Agreement

Under the exclusive call option agreement among the shareholders of Zhongguan, Zhongguan and Agria Brother, the shareholders of Zhongguan irrevocably granted Agria Brother an exclusive option to purchase from such shareholders, to the extent permitted under PRC law, all of the equity interests in Zhongguan for the higher of (i) RMB1 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by PRC law, Agria Brother or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in Zhongguan.

Loan Agreement

Under the loan agreement among the shareholders of Zhongguan and Agria Brother, Agria Brother made a loan to the shareholders of Zhongguan who undertook to use the loan for investment purposes in Zhongguan.

Exclusive Technology Development, Technology Support and Technology Services Agreement

Under the exclusive technology development, technical support and service agreement between Zhongguan and Agria Brother, Agria Brother is the exclusive provider of technology development, technical support and services to Zhongguan. Zhongguan will not accept these services from any third party without the prior consent of Agria Brother. Agria Brother owns the rights to any intellectual property developed by Agria Brother in the performance of this agreement. The payments of fees are secured by the equity interests in Zhongguan under the equity pledge agreement. This agreement is effective during the operation term of Zhongguan unless terminated by Agria Brother or by either party due to the other party’s breach of the agreement according to the early termination provisions of the agreement. This agreement may be amended at any time by Zhongguan and Agria Brother. Through the power of attorney granted by the shareholders of Zhongguan to an individual designated by Agria Brother, Agria Brother has the ability to cause Zhongguan to agree to amend the agreement and intends to do so as needed.

Letter of Undertaking

The shareholders of Zhongguan have executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, they will remit all of the dividends and other distributions received from Zhongguan to Agria Brother, subject to satisfaction of their personal income tax and other statutory obligations arising from the receipt of such dividends or other distributions. The spouse of each of such shareholders has consented to the foregoing undertaking.

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

Contractual Arrangements with Shenzhen NKY and Shenzhen PGW Seeds and Their Respective Shareholders

In September 2009, we formed Shenzhen NKY, to engage in the businesses of research and development, service, sales and investment. Shenzhen NKY was set up with 51% interests legally held by Zhongguan and 49% interests legally held by Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of our board of directors. Agria Brother’s relationship with Shenzhen NKY and its shareholders is governed by the contractual arrangements entered into on August 24, 2009. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Shenzhen NKY. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Shenzhen NKY’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen NKY.

In September 2009, we formed Shenzhen PGW Seeds, to engage in the businesses of research and development, service, sales and investment. Shenzhen PGW Seeds was set up with 95% interests legally held by Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of our board of directors, and 5% interests legally held by Mr. Yachao Cui which was transferred to Ms. Jie Zhen Chen in November 2009. Agria Brother’s relationship with Shenzhen PGW Seeds and its shareholders is governed by the contractual arrangements entered into on August 25, 2009 and November 3, 2009. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Shenzhen PGW Seeds. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Shenzhen PGW Seeds’ earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen PGW Seeds.

Divestiture Agreements with P3A and Its Affiliates

Share Purchase Agreement

On July 13, 2010, we entered into a Share Purchase Agreement with Zhixin Xue, whereby Zhixin Xue sold and transferred to us all of his rights, title and interest in 14,393,400 of our ordinary shares. Pursuant to the agreement, we caused Agria China to assign and transfer to Zhixin Xue all of its rights, title and interest and delegate to Zhixin Xue all of its duties, liabilities and obligations under the Exclusive Call Option Agreement among and between the company, our shareholders, namely, Juan Li, Zhaohua Qian, Zhixin Xue, Mingshe Zhang and Aero Biotech on June 8, 2007.

Assignment and Assumption Agreement regarding the Exclusive Call Option Agreement between Seller and Aero Biotech

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

Assignment and Assumption Agreement regarding the Exclusive Technology Development, Technology Support and Technology Service Agreement between Zhixin Xue and Aero Biotech

On July 13, 2010, Agria China and Zhixin Xue entered into an Assignment and Assumption Agreement regarding the Technology Development Agreement, whereby Agria China assigned and transferred to Zhixin Xue all of its rights, title and interest and delegated to Zhixin Xue all of its duties, liabilities and obligations under the Technology Development Agreement dated June 8, 2007, as part of the consideration payable by us to purchase 14,393,400 of our shares owned by Zhixin Xue.

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

Letter of Undertaking issued by Aero Biotech Science & Technology Co., Ltd.

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

Transactions Relating to Personal Guarantee and Indemnification

In June 2011, we entered a further shareholders agreement with New Hope International. Under this agreement, New Hope International has the right to sell its shares in Agria Asia Investments to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.

Other Related Party Transactions

The following were considered related parties during the years presented:

Name of Related Parties	Relationship with the Group

Wuwei Ganxin Seeds Co., Ltd. (Wuwei Ganxin)	A former 49% associate before May 2013
Beijing Zhongnong Seeds Industry Co., Ltd. (Zhongnong)	A 26.8% associate
Ngai Tahu	Shareholder of Agria Asia Investments with equity interest of 7.24%
New Hope International (Hong Kong) Ltd.	Shareholder of Agria Asia Investments with equity interest of 11.95%
Michael Thomas	Management of PGW (Resigned in August 2011)
John McKenzie	Management of PGW
George Gould	Director of PGW (retired June 28, 2013)
Bill Thomas	Director of PGW (retired October 24, 2012)
Trevor Burt	Director of PGW (appointed December 11, 2012)
PGW	19% investment before April 30, 2011
Shenzhen Guanli Investment Co., Ltd. (Shenzhen Guanli)	A company controlled by Alan Lai, chairman of Agria

We had the following related party transactions during the years presented:

	For the Year Ended December 31,	For the Six Months Ended June 30,	For the Year Ended June 30,
	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	($’000)
Return of corn seeds to:
Wuwei Ganxin(2)	—	38,983	—	—	—
Purchase of corn seeds from:
Wuwei Ganxin	65,427	3,688	3,448	3,640	593
Initial payment for subscription for shares in Agria Asia Investments(3)
Ngai Tahu	—	78,404	—	—	—
Debenture and rural saver deposits
Michael Thomas	—	6,965	—	—	—
Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	—	—	13,187	18,266	2,976
Trevor Burt	—	—	—	128	21
Michael Thomas	—	1,564	—	—	—
Purchase of retail goods
George Gould	—	72	602	2,140	349
Bill Thomas	—	—	3,389	120	20
Interest on Convertible & Redeemable Note
PGW(4)	—	4,732	—	—	—
Directors fee and expense charged to:
PGW(5)	1,179	274	—	—	—
Collection of amounts due from:
PGG Wrightson	789	—	—	—	—
Zhongnong	—	—	1,012	2,199	358
	789	—	1,012	2,199	358
Payment of amounts due to:
WuweiGanxin	26,019	—	3,448	2,364	385
Zhongnong	3,044	—	—	—	—
Taiyuan Relord(1)	102	—	—	—	—
	29,165	—	3,448	2,364	385
Loan to Zhongnong	910	9,610	4,876	4,656	759
Loan from Zhongnong	6,464	—	1,302	—	—
Capital injection to Zhongnong	7,000	—	4,000	—	—
Sales service from Zhongnong	—	—	2,812	—	—
Loan from Shenzhen Guanli(6)	—	—	20,000	—	—
Repayment of loan from Shenzhen Guanli(6)	—	—	20,000	—	—
Payment of interest to Shenzhen Guanli(6)	—	—	1,062	—	—
Loan from shareholder(7)	—	—	—	29,086	4,739
Repayment of loan from shareholder	—	—	—	18,322	2,985

(1)	Taiyuan Relord was determined to be a related party by virtue of its relationships with P3A. Following the disposal of P3A, it is no longer considered to be related party.

(2)	The corn seeds were previously purchased from Wuwei Ganxin in 2010. In January 2011, the Company agreed to return the inventories to Wuwei Ganxin which at the time had greater capacity to sell that category of seeds.

(3)	Payment in April 2011, for Ngai Tahu's share subscription in Agria Asia Investments was made by the Company. Ngai Tahu refunded the amount to the Company in July 2011 following PGW shareholder approval which was granted in June 2011.

(4)	Represents interest received prior to acquisition of controlling stake in PGW in April 2011.

(5)	A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Group during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

(6)	We borrowed RMB20.0 million from Shenzhen Guanli in July 2011 and repaid the full amount together with interest calculated at the prevailing People’s Bank of China interest rates in May 2012.

(7)	Loan from shareholder is unsecured and bears interest at 1% per month.

We had the following related party balances at the end of each period:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB$’000)	($’000)
Amounts due from related parties:
Ganxin	10,018	9,105	—	—
Zhongnong	9,610	4,875	—	—
New Hope International (Hong Kong) Ltd.	—	—	3,089	503
Ngai Tahu	78,404	—	—	—
	98,032	13,980	3,089	503
Amounts due to related parties:
Zhongnong	10,622	4,114	—	—
Shareholder	—	—	12,524	2,041
Officers and directors of PGW	29,881	406	189	31
	40,503	4,520	12,713	2,072

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from PGW and our subsidiaries in China, Agria China and Agria Brother. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Dividends paid by PGW to Agria Singapore are not subject to withholding tax, provided that the dividends paid by PGW were fully imputed and Agria Singapore holds a direct voting interest of 10% or more in PGW. A dividend is considered to be fully imputed when it is paid out of fully-taxed profits.

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

ITEM 9.         The Offer and Listing

A. Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2008	11.75	1.21
2009	4.53	0.75
2010	3.31	1.11
2011	2.12	0.63
2012	1.56	0.65
Six Months ended June 30, 2013	1.25	0.69

Quarterly Highs and Lows
First Quarter 2011	2.12	1.26
Second Quarter 2011	1.57	0.86
Third Quarter 2011	1.93	0.63
Fourth Quarter 2011	1.48	0.78
First Quarter 2012	1.56	0.99
Second Quarter 2012	1.20	0.80
Third Quarter 2012	1.02	0.68
Fourth Quarter 2012	1.03	0.65
First Quarter 2013	1.14	0.69
Second Quarter 2013	1.25	1.03
Third Quarter 2013

Monthly Highs and Lows
April 2013	1.25	1.03
May 2013	1.12	1.03
June 2013	1.15	1.05
July 2013	1.19	1.12
August 2013	1.19	1.13
September 2013	1.18	1.07
October 2013 (through October 11, 2013)	1.60	1.08

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

U.S. Federal Income Taxation

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share through a bank, financial institution or other entity, or a branch thereof, located organized or resident outside the United States;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

The U.S. Treasury and the U.S. Internal Revenue Services, or “IRS,” have expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions that are inconsistent with the beneficial ownership of the underlying security by the person claiming the credit (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions also may be inconsistent with the claiming of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for the taxable year ended June 30, 2013, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis International LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entity will be treated as ownership of stock. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly.

If we are or were a PFIC for any taxable year during which you hold ADSs or ordinary shares, as we were in certain previous taxable years, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2010). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2013, although we were in previous years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is June 30. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our outstanding bank borrowings and the interest income generated by cash invested in cash deposits and liquid investments. As of June 30, 2013, our total outstanding bank borrowings amounted to RMB1,048.9 million ($170.9 million) with a weighted average interest rate of 4.2% per annum. Assuming a 1% increase in applicable interest rates, it would have added RMB8.2 million ($1.3 million) to our interest expense. As of June 30, 2013, our total cash and cash equivalents amounted to RMB267.8 million ($43.6 million), a 1% increase in applicable interest rate would have added RMB2.7 million ($0.4 million) to our interest income.

We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. We may use interest rate swaps, interest rate options and forward rate agreements to hedge the floating rate exposure as deemed appropriate. However, the Group does not hold or issue derivative instruments for trading purposes.

Foreign Exchange Risk

Our financial statements are expressed in RMB, which is our reporting currency. The functional currency of the Company, Agria Group Ltd., China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and our VIEs is the RMB. Except for PGW and overseas companies outside mainland China, substantially all of our revenues and most of our expenses which are derived from Zhongguan, our consolidated affiliated entity, are denominated in RMB. We use forward exchange contracts, spot foreign exchange contracts and foreign exchange options to manage its exposure to foreign currency fluctuations. Our exposure to foreign exchange risk primarily relates to conducting substantial parts of our business in New Zealand and Australia as well as cash and cash equivalents and bank borrowings denominated in foreign currencies.

The value of the RMB against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Between July 21, 2005 and June 28, 2013, the RMB appreciated by approximately 34.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. To the extent that we need to convert other currencies into RMB for our operations, appreciation of the RMB against other currencies would have an adverse effect on the RMB amount we receive from the conversion. As of June 30, 2013, we had US dollar-denominated cash and restricted cash balance of $20.5 million and New Zealand dollar-denominated cash balance of NZ$4.0 million. Assuming 1% appreciation of the RMB against all other currencies, this cash balance would have decreased by RMB 1.4 million ($0.2 million) as of June 30, 2013. As of June 30, 2013, we had New Zealand dollar-denominated bank borrowings of NZ$96.3 million and US dollar-denominated bank borrowings of $81.0 million. Assuming 1% appreciation of RMB against all other currencies, the bank borrowings would have decreased by RMB 9.5 million ($1.5 million) as of June 30, 2013.

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

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index increased by 2.5% in August 2013 compared to the same period in 2012. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because our assets consist of a significant amount of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Historically, inflation has not had a significant effect on PGW’s business. According to the Reserve Bank of New Zealand, the change in the Consumer Price Index in New Zealand has ranged from 0.7% to 5.3% on a quarterly basis between the first quarter of 2010 and the second quarter of 2013.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In the year ended June 30, 2013, we did not receive any reimbursements from the depositary.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2013, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $157.1 million has been used to fund investments and for general corporate purposes. As of June 30, 2013, all of the net offering proceeds from our initial public offering had been applied.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2013, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our executive chairman and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to the management, including our executive chairman and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our executive chairman and chief financial officer concluded that, as of June 30, 2013, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2013.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive chairman, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-146785). You can also find our code of business conduct on our investor relations website at http://ir.agriacorp.com.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GHP Horwath during the six months ended June 30, 2011 and the years ended June 30, 3012 and 2013, in each case an independent registered public accounting firm. The fees paid in each period were in respect of work performed in the audit of the previous period’s our annual report or unaudited six months report respectively. We did not pay any other fees to our auditors during the periods indicated below.

	For the Six Months Ended June 30,	For the Year Ended June 30,	For the Year Ended June 30,
	2011	2012	2013
	$	$	$
Audit fees(1)	436,343	270,950	477,991
Audit-related fees	—	—	—
Tax fees	—	—	—
Total	436,343	270,950	477,991

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements.

In addition, PGW paid fees to KPMG in the year ended June 30, 2013 for the audit of PGW’s financial statements of NZ$0.6 million ($0.5 million) and for other non-audit services for accounting opinions of NZ$0.04 million ($0.03 million). This was for the purposes of PGW satisfying their New Zealand reporting obligations.

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

In March 2013, our board of directors approved a share buyback program under which we may spend up to $10.0 million to repurchase our ordinary shares, either in the form of ordinary shares or ADSs, in the open market or in privately negotiated transactions, by December 31, 2013. As of the date of this annual report, we have not repurchased any shares under this share buyback program.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We have historically followed home country practice with respect to annual meetings. Although we held an annual meeting of shareholders in the year ended June 30, 2013, we may not hold annual shareholder meetings in the future, and only hold annual shareholder meetings if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initiaklly filed with the Commission on October 18, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.2	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.3	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document

4.4	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.5	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.6	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.7	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.10	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12*	English Translation of Loan Contract, dated as of May 7, 2013, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai

4.13*	English Translation of Equity Transfer Agreement, dated as of March 13, 2013, between Jie Zhen Chen and Fulin Lai

4.14*	English Translation of Supplemental Agreement to Loan Contract, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai

4.15*	English Translation of Equity Pledge Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agricultural Gourp Co., Ltd.

4.16*	English Translation of Exclusive Call Option Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agricultural Group Co., Ltd.

4.17*	English Translation of Letter of Undertaking, dated as of May 7, 2013, from Fulin Lai

4.18*	English Translation of Power of Attorney, dated as of May 7, 2013, from Fulin Lai

4.19*	English Translation of Statement of Spouse, dated as of May 7, 2013, from Liling Jiang

4.20	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

Exhibit Number	Description of Document

4.21	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.22	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.23	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.24	Form of Employment Agreement with Senior Executive Officers(incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.25	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.26	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.27	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.28	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

12.1*	Executive Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Executive Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of GHP Horwath, P.C.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

By:	/s/ Guanglin Lai
Name: Guanglin Lai
Title: Executive Chairman of the Board of Directors

Date: October 18, 2013

Agria Corporation

Audited Consolidated Financial Statements

June 30, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated financial statements

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of June 30, 2011, June 30, 2012 and June 30, 2013	F-4
Consolidated Statements of Income (Loss) for the Year Ended December 31, 2010, Six Months Ended June 30, 2011, the Years Ended June 30, 2012 and 2013	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31,2010, Six Months Ended June 30, 2011, the Years Ended June 30, 2012 and 2013	F-6
Consolidated Statements of Cash Flows for the Year Ended December 31, 2010, Six Months Ended June 30, 2011, the Years Ended June 30, 2012 and 2013	F-7
Consolidated Statements of Changes in Equity for the Year Ended December 31, 2010, Six Months Ended June 30, 2011, the Years Ended June 30, 2012 and 2013	F-9
Notes to the Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Agria Corporation

We have audited the accompanying consolidated balance sheets of Agria Corporation and subsidiaries (the “Company”) as of June 30, 2013, June 30, 2012 and June 30 2011, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years ended June 30, 2013 and June 30, 2012, the six months ended June 30, 2011, and the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2013, June 30, 2012 and June 30, 2011, and the consolidated results of its operations and its cash flows for the years ended June 30, 2013 and June 30, 2012, the six months ended June 30, 2011, and the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP Horwath, P.C.
GHP HORWATH, P.C.
Denver, Colorado October 18, 2013

AGRIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As of June 30, 2011, June 30, 2012 and June 30, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Note	2011	2012	2013	2013
		(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		93,771	164,890	267,796	43,633
Restricted cash	14	456,250	398,706	231,434	37,709
Accounts receivable (net of allowance for doubtful accounts of RMB46,901, RMB43,833 and RMB29,596 (US$4,822) at June 30, 2011, June 30, 2012 and June 30, 2013, respectively)	7	1,122,810	970,839	1,023,256	166,725
Inventories	8	1,386,626	1,317,931	1,223,711	199,386
Prepayments and other current assets (net of allowance for doubtful accounts related to other current assets of RMB60, RMB4,140 and RMB1,602 (US$261) at June 30, 2011, June 30, 2012 and June 30, 2013, respectively)	9	132,585	280,911	182,844	29,792
Deferred tax assets	18	65,429	86,139	63,727	10,383
Tax receivable		14,747	25,867	19,546	3,186
Short -term derivative assets	13	28,674	14,777	3,162	516
Assets held for sale	6	2,705,909	27,794	3,825	624
Amounts due from related parties	20	98,032	13,980	3,089	503
Total current assets		6,104,833	3,301,834	3,022,390	492,457

Non-current assets:
Property, plant and equipment, net	10	485,294	447,296	440,912	71,840
Investments under equity method	5	61,300	63,304	28,824	4,696
Intangible assets, net	11	398,465	371,825	43,725	7,124
Goodwill	4	893,009	893,009	20,167	3,286
Non-current prepayments	9	40,158	40,165	1,387	226
Other assets, net	12	61,066	114,162	103,851	16,921
Total non-current assets		1,939,292	1,929,761	638,866	104,093
Total assets		8,044,125	5,231,595	3,661,256	596,550

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings, and current position of long-term bank borrowings	14	485,885	592,661	574,883	93,669
Income tax payable		2,535	—	—	—
Accounts payable		735,673	845,005	724,432	118,036
Accrued expenses and other liabilities	15	493,914	344,094	463,137	75,461
Short-term derivative liabilities	13	14,313	7,310	11,708	1,908
Amounts due to related parties	20	40,503	4,520	12,713	2,072
Liabilities classified as held for sale	6	2,236,559	—	—	—
Total current liabilities		4,009,382	1,793,590	1,786,873	291,146

Non-current liabilities:
Long-term bank borrowing, net of current portion	14	1,228,993	683,456	474,052	77,240
Deferred tax liabilities	18	23,614	11,789	17,571	2,863
Other long-term liabilities	15	137,053	159,656	136,236	22,198
Total non-current liabilities		1,389,660	854,901	627,859	102,301
Total liabilities		5,399,042	2,648,491	2,414,732	393,447

Commitments and contingencies	23

Equity: Agria Corporation shareholders’ equity:
Shares capital (par value US$0.0000001 per share; 450,000,000,000 ordinary and 50,000,000,000 preferred shares authorized; 110,766,600 ordinary shares issued and outstanding at June 30, 2011, June 30, 2012 and June 30, 2013)	16	—	—	—	—
Additional paid-in capital		2,271,492	2,275,099	2,271,698	370,140
Statutory reserves	17	237	834	1,306	213
Accumulated other comprehensive loss		(123,425)	(98,678)	(159,618)	(26,007)
Accumulated deficit		(708,576)	(728,240)	(1,577,904)	(257,097)
Total Agria Corporation shareholders’ equity		1,439,728	1,449,015	535,482	87,249
Non-controlling interest		1,205,355	1,134,089	711,042	115,854
Total Equity		2,645,083	2,583,104	1,246,524	203,103
Total liabilities and equity		8,044,125	5,231,595	3,661,256	596,550

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the year ended December 31, 2010, six months ended June 30, 2011 and the years ended June 30, 2012 and June 30, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

	Note	Year ended December 31, 2010	Six months ended June 30, 2011	Year ended June 30, 2012	Year ended June 30, 2013	Year ended June 30, 2013
		(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Revenue		29,022	1,026,168	6,918,807	5,895,962	960,661
Cost of revenue		(17,345)	(779,114)	(5,383,062)	(4,391,630)	(715,552)
Gross profit		11,677	247,054	1,535,745	1,504,332	245,109

Operating expenses:
Selling, general and administrative expenses		(98,671)	(271,112)	(1,361,201)	(1,364,878)	(222,387)
Research and development expenses		(114)	(7,033)	(32,037)	(29,426)	(4,795)
Impairment loss on land use rights and non-current prepayments	9,11	—	—	—	(357,248)	(58,208)
Impairment loss on goodwill	4	—	—	—	(883,192)	(143,903)
Total operating expenses		(98,785)	(278,145)	(1,393,238)	(2,634,744)	(429,293)
Operating (loss) income		(87,108)	(31,091)	142,507	(1,130,412)	(184,184)

Other income(expense)
Interest income		22,448	14,123	57,494	13,875	2,261
Interest and financing expenses		(2,266)	(22,316)	(118,548)	(90,454)	(14,738)
Exchange gain (loss)		(2,843)	(12,834)	9,153	26,624	4,338
Unrealized gain in investment	3	1,946	55,542	—	—	—
Other expense		(1,341)	(3,162)	(35,443)	(33,308)	(5,428)
Other income		20,634	2,251	29,057	16,754	2,730
Loss on disposal of investment under equity method	5	—	—	—	(12,994)	(2,117)
Income (loss) from equity investments		(2,223)	10,232	(1,924)	(705)	(115)
Income (loss) before income tax		(50,753)	12,745	82,296	(1,210,620)	(197,253)
Income tax	18	(7,104)	1,096	(13,630)	(28,467)	(4,638)
Income (Loss) from continuing operations		(57,857)	13,841	68,666	(1,239,087)	(201,891)
Income (loss) from discontinued operations	6	(1,314)	(2,852)	—	—	—
Net Income (loss)		(59,171)	10,989	68,666	(1,239,087)	(201,891)
Net income (loss) attributable to the non-controlling interest		—	7,378	(84,648)	390,046	63,552
Net income (loss) attributable to the Company		(59,171)	18,367	(15,982)	(849,041)	(138,339)

Earnings (loss) per ordinary share:
Earnings (loss) per share from continuing operations – basic and diluted	19	(0.49)	0.18	(0.14)	(7.67)	(1.25)

Earnings (loss) per share from discontinued operations – basic and diluted	19	(0.01)	(0.01)	—	—	—

Earnings (loss) per share – basic and diluted	19	(0.50)	0.17	(0.14)	(7.67)	(1.25)

Weighted average number of ordinary shares outstanding - Basic and diluted		118,377,357	110,766,600	110,766,600	110,766,600	110,766,600

Amounts attributable to Company's common shareholders
Income (loss) from continuing operations, net of tax		(57,857)	19,520	(15,982)	(849,041)	(138,339)
Discontinued operations, net of tax		(1,314)	(1,153)	—	—	—
Net income (loss)		(59,171)	18,367	(15,982)	(849,041)	(138,339)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the year ended December 31, 2010, six months ended June 30, 2011 and the years ended June 30, 2012 and June 30, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	Year ended December 31, 2010	Six months ended June 30, 2011	Year ended June 30, 2012	Year ended June 30, 2013	Year ended June 30, 2013
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Net Income (Loss)	(59,171)	10,989	68,666	(1,239,087)	(201,891)
Other comprehensive income, net of tax
Foreign currency translation adjustments	(16,838)	1,514	64,430	(80,808)	(13,167)
Effective portion of loss on cash flow hedges	-	(14,257)	(864)	(3,632)	(592)
Unrealised holding gain (loss) on marketable securities	-	-	-	20,534	3,346
Defined benefit plan actuarial gains and losses	-	(6,983)	(41,160)	23,088	3,762
	(76,009)	(8,737)	91,072	(1,279,905)	(208,542)
Comprehensive income (loss) attributable to:
Agria Corporation shareholders’ equity	(76,009)	(1,359)	6,424	(912,919)	(148,747)
Non-controlling interest	-	(7,378)	84,648	(366,986)	(59,795)
	(76,009)	(8,737)	91,072	(1,279,905)	(208,542)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2010, six months ended June 30, 2011 and the years ended June 30, 2012 and June 30, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2010	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net Income (loss)	(59,171)	10,989	68,666	(1,239,087)	(201,891)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss on disposal of P3A	21,598	—	—	—	—
Exchange gain	—	—	—	(20,395)	(3,323)
(Income) loss from equity investments	2,223	(10,232)	1,924	705	115
Deferred income tax	8,489	18,755	(36,402)	26,873	4,378
Unrealized gain in investment	(1,946)	(55,542)	—	—	—
Share-based compensation and other non-cash operating items	9,835	3,709	4,630	858	140
Loss on disposal of property, plant and equipment and other assets	536	(990)	25,665	717	117
Impairment loss of land use rights and non-current prepayments	—	—	—	357,248	58,208
Goodwill impairment loss	—	—	—	883,192	143,903
Gain on sale of investment	—	—	—	(3,860)	(629)
Loss on disposal of investment under equity method	—	—	—	12,994	2,117
Depreciation and amortization	27,988	18,564	63,064	52,155	8,498
Allowance for doubtful accounts	138	115	15,470	10,190	1,660
Contractual obligations accrual	—	—	—	(753)	(123)
Write-down of inventories	—	—	—	10,300	1,678
Other non-cash items	—	—	—	38,020	6,195
Fair value adjustments of financial instruments	—	—	—	16,713	2,723
Fair value adjustments of assets held for sale	—	—	—	715	116
Amortization of finance cost	—	—	—	3,850	627
Changes in operating assets and liabilities:
Accounts receivable	(21)	305,001	103,247	(90,713)	(14,780)
Inventories	(54,496)	(31,521)	(36,200)	35,661	5,810
Movement in working capital due to sale/purchase of business	—	—	—	(9,693)	(1,579)
Prepayments and other current assets	(10,182)	24,437	(15,848)	(3,610)	(588)
Amounts due from related parties	(1,300)	(18,327)	5,225	12,850	2,094
Deferred revenue	(1,042)	—	—	—	—
Income tax receivable, net	338	(15,485)	(25,799)	10,572	1,723
Derivatives, net	—	—	—	16,757	2,730
Accounts payable	(1,523)	(89,481)	15,916	(18,666)	(3,041)
Accrued expenses and other liabilities	6,283	(21,514)	(5,668)	23,006	3,749
Amounts due to related parties	42,843	(32,221)	(6,508)	(2,921)	(476)
Amounts due to shareholders	—	—	—	1,790	292
Non-current prepayments	200	—	—	—	—
Other operating assets and liabilities	—	(28,264)	5,320	—	—
Net cash (used in) provided by operating activities	(9,210)	77,993	182,702	125,468	20,443

Cash flows from investing activities:
Payment for investment in PGW (net of cash received) (Note 3)	—	(695,539)	—	—	—
Payment for Investment in PGW convertible redeemable note (Note 3)	(165,446)	—	—	—	—
Payment for other investments	(40,000)	(4,900)	(463,773)	(23,946)	(3,902)
Business acquisitions (net of cash received)	(663)	—	—	(16,403)	(2,673)
Acquired impaired finance receivables	—	—	—	(56,080)	(9,137)
Addition to individual impaired finance receivables	—	—	—	(23,435)	(3,818)
Proceeds received from finance receivables	—	—	180,363	137,660	22,429
Cash disposed of with the P3A disposal	(87,486)	—	—	—	—
Acquisition of property, plant and equipment and other assets	(568)	(5,247)	(73,985)	(44,308)	(7,219)
Acquisition of intangible assets	—	(13,014)	(5,477)	(7,178)	(1,169)
Proceeds from disposal of investment under equity method	—	—	—	40,685	6,629
Proceeds from sales of investments	—	—	535,647	13,858	2,258
Proceeds from disposal of property, plant and equipment and other assets	17,010	31,225	2,767	8,472	1,380
Net cash (used in) provided by investing activities	(277,153)	(687,475)	175,542	29,325	4,778

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the year ended December 31, 2010, six months end June 30, 2011 and the years ended June 30, 2012 and June 30, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2010	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from financing activities:
Proceeds from borrowings	119,209	884,848	103,215	522,156	85,077
Repayment of borrowings	(59,605)	(327,347)	(483,899)	(692,266)	(112,794)
Proceeds from share issue of Agria Asia Investments	—	129,432	78,825	—	—
Cash pledged for short-term borrowings	(136,000)	(320,249)	—	—	—
Cash released from pledged deposits	—	—	57,543	167,272	27,254
Payment of dividend to non controlling interest	—	—	(3,708)	(46,610)	(7,594)
Payment of share issuance related cost	—	(17,829)	—	—	—
Finance facility fees	—	(12,792)	(7,708)	—	—
Other	—	—	(18,516)	—	—
Net cash (used in) provided by financing activities	(76,396)	336,063	(274,248)	(49,448)	(8,057)

Effect of exchange rate changes on cash and cash equivalents	(16,838)	8,962	(12,877)	(2,439)	(397)

Net increase (decrease) in cash and cash equivalents	(379,597)	(264,457)	71,119	102,906	16,767
Cash and cash equivalents at the beginning of period	737,825	358,228	93,771	164,890	26,866
Cash and cash equivalents at the end of period	358,228	93,771	164,890	267,796	43,633

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	980	10,866	118,548	52,917	8,622
Cash paid during the period for income taxes	1,729	687	30,937	644	105

Disposal of P3A:
Repurchase of shares	182,602	—	—	—	—
Carrying amount of net assets, including cash of RMB 87,500	(204,200)	—	—	—	—
Loss on Disposal	(21,598)	—	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2010, six months ended June 30, 2011 and the years ended June 30, 2012 and June 30, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”) except for number of shares)

	Agria Corporation Shareholders
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings (deficit)	Sub-total	Non- controlling Interest	Total Shareholders’ Equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of December 31, 2009	125,160,000	—	2,381,377	76,953	(78,309)	(667,535)	1,712,486	—	1,712,486
Comprehensive loss
Net loss for the year	—	—	—	—	—	(59,171)	(59,171)	—	(59,171)
Foreign currency translation adjustments	—	—	—	—	(16,838)	—	(16,838)	—	(16,838)
Total comprehensive loss							(76,009)	—	(76,009)
Reversal of statutory reserves due to disposal of P3A	—	—	76,953	(76,953)	—	—	—		—
Statutory reserves	—	—	—	237	—	(237)	—	—	—
Repurchase of shares (Note 16)	(14,393,400)	—	(182,554)	—	—	—	(182,554)	—	(182,554)
Share based compensation	—	—	9,835	—	—	—	9,835	—	9,835
Balance as of December 31, 2010	110,766,600	—	2,285,611	237	(95,147)	(726,943)	1,463,758	—	1,463,758
Comprehensive Income/(loss)
Net income	—	—	—	—	—	18,367	18,367	(7,378)	10,989
Foreign currency translation adjustments	—	—	—	—	(11,106)	—	(11,106)	12,620	1,514
Effective portion of loss on cash flow hedges	—	—	—	—	(5,786)	—	(5,786)	(8,471)	(14,257)
Defined benefit plan actuarial gains and losses	—	—	—	—	(2,834)	—	(2,834)	(4,149)	(6,983)
Total comprehensive loss	—	—	—	—	—	—	(1,359)	(7,378)	(8,737)
Share issue related cost	—	—	(17,828)	—	—	—	(17,828)	207,836	190,008
Share based compensation	—	—	3,709	—	—	—	3,709	—	3,709
Non-controlling interest and accumulated other comprehensive loss through acquisition of PGW	—	—	—	—	(8,552)	—	(8,552)	1,004,897	996,345
Balance as of June 30, 2011	110,766,600		2,271,492	237	(123,425)	(708,576)	1,439,728	1,205,355	2,645,083
Comprehensive Income/(loss)
Net income/(loss)	—	—	—	—	—	(15,982)	(15,982)	84,648	68,666
Foreign currency translation adjustments	—	—	(1,101)	—	40,562	—	39,461	24,969	64,430
Effective portion of loss on cash flow hedges	—	—	—	—	(351)	—	(351)	(513)	(864)
Defined benefit plan actuarial gains and losses	—	—	—	—	(16,704)	—	(16,704)	(24,456)	(41,160)
Total comprehensive income							6,424	84,648	91,072
Increase of additional paid in capital	—	—	78	—	—	—	78	—	78
Provision for statutory reserve				597		(597)	—	—	—
Share based compensation	—	—	4,630	—	—	—	4,630	—	4,630
Dividend paid to non-controlling interest (RMB4,123) and impact to non-controlling interest arising from settlement of inter company financial instruments (Note 3)	—	—	—	—	1,240	(3,085)	(1,845)	(155,914)	(157,759)
Balance as of June 30, 2012	110,766,600		2,275,099	834	(98,678)	(728,240)	1,449,015	1,134,089	2,583,104
Comprehensive Income/(loss)
Net loss	—	—	—	—	—	(849,041)	(849,041)	(390,046)	(1,239,087)
Foreign currency translation adjustments	—	—	(2,787)	—	(77,169)	(151)	(80,107)	(701)	(80,808)
Effective portion of loss on cash flow hedges	—	—	—	—	(1,474)	—	(1,474)	(2,158)	(3,632)
Unrealized holding gain on marketable securities	—	—	—	—	8,333	—	8,333	12,201	20,534
Defined benefit plan actuarial gains and losses	—	—	—	—	9,370	—	9,370	13,718	23,088
Total comprehensive loss							(912,919)	(366,986)	(1,279,905)
Provision for statutory reserve	—	—	—	472	—	(472)	—	—	—
Buy out of non-controlling interest	—	—	(1,472)	—	—	—	(1,472)	(9,451)	(10,923)
Share based compensation	—	—	858	—	—	—	858	—	858
Dividend paid to non-controlling interest	—	—	—	—	—	—	—	(46,610)	(46,610)
Balance as of June 30, 2013	110,766,600	—	2,271,698	1,306	(159,618)	(1,577,904)	535,482	711,042	1,246,524
Balance as of June 30, 2013, in US$		—	370,140	213	(26,007)	(257,097)	87,249	115,854	203,103

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

1.	Corporation Information and Basis of Presentation

Agria Corporation (the "Company" or "Agria") is an international agricultural company with operations in China, South America, New Zealand and Australia through its subsidiaries and variable interest entities (VIEs) (collectively the "Group"). Within China, the Group is primarily involved in the research and development, production and sale of agricultural seed products. The international operations of the Group are undertaken through PGG Wrightson Group Ltd ("PGG Wrightson" or "PGW"). During the year ended June 30, 2013, China operations accounted for approximately 2% of total revenue, and international operations accounted for approximately 98% of total revenue. The Company does not conduct any substantive operations of its own in the People’s Republic of China (the “PRC”) and conducts its primary business operations in the PRC through VIEs. PRC Laws and regulations prohibit or restrict foreign ownership of research and development, production and sale of hybrid food crop businesses in China. To comply with these foreign ownership restrictions, the Group operates its research and development, production and sale of upstream agricultural productions in the PRC through its VIEs.

On September 29, 2011, our board of directors authorized a change in our fiscal year end to June 30 from December 31. These financial statements presented herein are for the years ended June 30, 2013 and 2012, the 6 months transition period ended June 30, 2011, and the year ended December 31, 2010. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

In November 2008, Shenzhen Zhongguan Agricultural Group Co., Ltd (“Zhongguan”) (formerly knows as Shenzhen Guanli Agricultural Technology Co., Ltd.) was set up using contractual agreements substantially consistent with those described above such that Agria Brother Biotech (Shenzhen) Co., Ltd. ("Agria Brother") effectively controlled Zhongguan.  As of June 30, 2013, the 100% legal interest in Zhongguan is held by two PRC individuals.

In September 2009, Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd ) was set up with a 51% interest legally held by Zhongguan and a 49% interest legally held by another individual. In September 2009, Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.) was set up with a 95% interest legally held by Ms. Juan Li, the wife of Mr. Guanglin Lai, the chairman of board of directors, and a 5% interest legally held by another individual shareholder. Agria Brother has entered into the aforementioned contractual agreements with the individual legal shareholders of Shenzhen NKY and Shenzhen PGW Seeds, respectively. Agria Brother has a legal obligation to provide funding of all losses incurred by Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds.

Through the aforementioned agreements, Aero Biotech Science & Technology Co., Ltd.(WOFE) and Agria Brother demonstrate their ability and intention to exercise the ability to absorb substantially all of the profits and all of the expected losses of Taiyuan Primalight III Agriculture Development Co., Ltd. (“P3A”) (through the date of disposal), Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds. Accordingly, WOFE and Agria Brother are the primary beneficiaries of P3A, Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds and consolidates their operating results in accordance with Accounting Standards Codification ("ASC") 810 "Consolidation" (Pre-codification: Financial Accounting Standards board ("FASB") Interpretation No. 46R, Consolidation of Variable Interest Entities, and Interpretation of ARB NO. 51).

On April 1, 2008, Agria Brother was established in the PRC as a wholly-owned subsidiary by China Victory International Holdings Limited (“China Victory”) with a registered capital of $29,000,000. The principal activity of Agria Brother is to provide biotechnology related services.

On September 30, 2009, Zhongguan acquired from a third party, a 100% equity interest in Agria NKY Seeds Co., Ltd ("NKY").

On January 31, 2010, Zhongguan acquired a 70% equity interest in Tianjin Beiao Seed Technology Development Co., Ltd. ("Beiao"), and NKY acquired a 30% equity interest in this company. (Note 4)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

On October 21, 2010, NKY established a wholly owned subsidiary named Wuwei NKY Seeds Co., Ltd., in Wuwei city of Gansu province in China. The principal activity of Wuwei NKY Seeds Co., Ltd. is to act as an exclusive sales agent of Wuwei Ganxin Seeds Co., Ltd., a major production company for Agria.

The Company formed Southrich Limited, a wholly-owned subsidiary of Agria Group Limited, in September 2009 under the laws of the British Virgin Islands to hold our convertible redeemable notes issued by PGW in 2010.  Agria (Singapore) Pte. Ltd., or Agria Singapore, a wholly-owned subsidiary of Southrich Limited, was incorporated in November 2009 under the laws of Singapore to hold our 19.01% equity interest in PGW. In January 2010, Southrich Limited changed its name to Agria Asia Investments Limited.  In January 2011, Agria Singapore made an offer to the shareholders of PGW to acquire an additional 31% of the shares in PGW at the offer price of NZ$0.60 per share.  On April 29, 2011, the Company completed this acquisition and increased its shareholding of PGW to 50.01% (Notes 3 and 4). In April 2011, New Hope International (Hong Kong) Limited invested $20 million in the equity of Agria Asia Investments, upon which the Company's equity interest in Agria Asia Investments was 88.05%. In April 2011, the Company also entered a conditional sale and purchase agreement to sell a 7.24% stake in Agria Asia Investments to NgaiTahu Holdings for approximately $12 million.  This sale became unconditional when the shareholders of PGW approved the transaction in June 2011, and this amount was received in July 2011. Upon the completion of this sale, the Company's equity interest in Agria Asia Investments became 80.81%.

In March 2011, Wuwei Ganxin Seeds Co., Ltd. (“Ganxin”) increased its registered capital from RMB20 million to RMB30 million pursuant to new regulations. Accordingly, the Company increased its investment in Ganxin by RMB4.9 million ($0.7 million) to maintain the Company's 49% equity interest. In May 2013, in line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin and disposed of our 49% equity interest in Ganxin.

In March 2011, Beiao established a new subsidiary, named Shanxi Jufeng Seeds Co., Ltd., in Shanxi province, PRC. The initial investment is RMB1.11 million. This new company began operations in a seeds business in Shanxi, PRC.

In August 2012, our subsidiary Agri-feeds Limited, or Agri-feeds, entered into an incorporated joint venture for the molasses liquid feed business. This transaction involved our divestiture of certain assets, including intangibles from Agri-feeds, into the joint venture company, 4Seasons Feeds Limited.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

As of June 30, 2013, the Company's principal subsidiaries consisted of the following entities:

Name	Place of incorporation

Agria Group Limited (Formerly Aero-Biotech Group Limited)	BVI
China Victory International Holdings Limited (“China Victory”)	Hong Kong
Aero Biotech Science & Technology Co., Ltd. (“Agria China”)	PRC
Agria Brother Biotech (Shenzhen) Co., Ltd. (“Agria Brother”)	PRC
Agria Biotech Overseas Limited ("Agria Overseas")	Hong Kong
Agria Asia International Limited ("Agria International")	Hong Kong
Agria Hong Kong Limited ("Agria Hong Kong")	Hong Kong
Agria Asia Investments Ltd. (“Agria Asia Investments”) (Formerly known as Southrich Limited)	BVI
Agria (Singapore) Pte. Ltd ("Agria Singapore")	Singapore
Agria Corporation (New Zealand) Ltd ("Agria New Zealand")	New Zealand
PGG Wrightson Limited ("PGW")	New Zealand
Agriculture New Zealand Limited	New Zealand
Agri-Feeds Limited	New Zealand
AgriTech South America Limited	New Zealand
Grasslands Innovation Limited	New Zealand
PGG Wrightson Consortia Research Limited	New Zealand
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand
PGW AgriTech Holdings Limited	New Zealand
PGW Rural Capital Limited	New Zealand
PGW AgriTech New Zealand Limited	New Zealand
AgriServices South America Limited	New Zealand
PGG Wrightson Real Estate Limited	New Zealand
PGG Wrightson Seeds Limited	New Zealand
PGG Wrightson Trustee Limited	New Zealand
PGW Corporate Trustee Limited	New Zealand
Agricom Limited	New Zealand
PGG Wrightson Genomics Limited	New Zealand
PGG Wrightson Wool Limited	New Zealand
PGG Wrightson Investments Limited	New Zealand
Wrightson Seeds Limited	New Zealand
New Zealand Wool Handlers Limited	New Zealand
Bloch & Behrens Wool (NZ) Limited	New Zealand
PGG Wrightson Employee Benefits Plan Limited	New Zealand
PGW AgriTech Australia Pty Limited	Australia
PGG Wrightson Real Estate Australia Pty Limited	Australia
PGG Wrightson Seeds (Australia) Pty Limited	Australia
AusWest Seeds Pty Limited	Australia
Stephen Pasture Seeds Pty Limited	Australia
PGG AgriServices Australia Pty Limited	Australia
Agricom Australia Seeds Pty Limited	Australia
Agricom Australia Pty Limited	Australia
Juzay S.A.	Uruguay
Wrightson Pas S.A. Limited	Uruguay
PGG Wrightson Uruguay Limited	Uruguay
PGW AgriTech South America SA	Uruguay
Hunker S.A. (t/a Rural Centre)	Uruguay
Lanelle S.A. (t/a Riegoriental)	Uruguay
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay
Idogal S.A. (t/a Veterinaria Lasplaces)	Uruguay
Agrosan S.A.	Uruguay
Kroslyn SA Limited	Uruguay
Guarneri y Ghilino Ltda	Uruguay
Escritorio Romualdo Rodriguez Ltda	Uruguay
Alfalfares S.R.L.	Argentina
NZ Ruralco Participacoes Ltda	Brazil

As of June 30, 2013, the Company consolidates the following VIEs and their consolidated subsidiaries which comprised substantially all of the Group's operations:

Name	Place of incorporation

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (Formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)	PRC
Agria NKY Seeds Co., Ltd. (“NKY”) (Formerly known as Beijing NKY Seeding Development Co., Ltd.)	PRC
Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (Formerly known as Shenzhen Agria Agricultural Co., Ltd.)	PRC
Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (Formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.)	PRC
Tianjin Beiao Seeds Technology Development Co., Ltd. (“Beiao”)	PRC
Wuwei NKY Seeds Co., Ltd.	PRC
Shanxi Jufeng Seeds Co., Ltd. Zhuhai NKY Seeds Co., Ltd. (“Zhuhai NKY”)	PRC PRC

The carrying amount of the total assets and total liabilities of VIEs as of June 30, 2013 were RMB293.4 million ($ 47.8 million), and RMB163.3million ($ 26.6 million), respectively. There was no pledge or collateralization of the VIEs' assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. The amount of the net assets of VIEs as of June 30, 2013 was RMB130.1 million ($ 21.2 million). In addition, the Company has not provided any financial or other support that it was not previously contractually required to provide during the period presented to VIEs.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its VIEs are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company, Agria Group Ltd., China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the United States dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and the VIEs is the RMB. The reporting currency of the Company is RMB.  Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate.  Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of income.

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

Convenience Translation

Translations of amounts from RMB into United States dollars are made solely for the convenience of the reader. The conversion rate of RMB into United States dollars is based on the H.10 statistical release of the US Federal Reserve Board as of June 28, 2013 (being the last business day before June 30, 2013).  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company's consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory write downs, impairment, useful lives of property plant and equipment, valuation of intangible assets, goodwill and other long-lived assets, recognition of deferred income taxes, impairment of investments and consolidation of VIEs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable balance is written off after collection efforts have ceased.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis. Raw materials and supplies consist of feed ingredients, packaging materials and operating supplies, while work-in-progress and finished goods include direct materials, direct labor and the allocation of manufacturing overhead costs. Livestock inventories include live animals acquired for stock fattening programs and for live export.

Inventory obsolescence reserve is mainly related to that the net realizable value is lower than the carrying amount and results in a new cost basis for accounting purposes.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	5-50 years
Plant and machinery	5-10 years
Furniture and office equipment	3-5 years
Motor vehicles	5-6 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets.  Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income.

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use. No interest was capitalized for the year ended June 30, 2013.

Intangible Assets

Land use rights

Prepaid land use rights are recorded at the amount paid less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the term of the agreements of 19 years. During the year ended June 30, 2013, land use rights with lease term ranging from 20 to 30 years were fully impaired.

Acquired technologies

Acquired technologies, which consist primarily of purchased technology know-how related to the production of corn seeds, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 to 15 years. During the year ended June 30, 2013, a seed variety right with 3 years useful life was fully amortized.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Software

Software consists of computer software purchased from third-party developers for internal use with an estimated useful life of 3 to 10 years.

Investments

Investments in privately held entities, which are not readily marketable or have quoted market prices, are recorded at cost.  Distributions received, other than for return of capital, are recorded as other income in the consolidated statements of income.  The Company assesses its investments for other-than-temporary impairments when indicators of impairment arise, including adverse changes to financial condition and the market environment of the investees.

The Company has investments in marketable securities that are classified as available-for-sale. These marketable securities are stated at fair value.  Any unrealized gains or losses are recorded in accumulated other comprehensive income (loss), a component of equity, until realized. Other-than-temporary declines in market value from original cost are included in operations. In determining whether an other-than-temporary decline in the market value has occurred, the Company considers the duration that, and extent to which, fair value of the investment is below its cost. Realized gains and losses are calculated based on specific identification to the individual securities involved, with the resulting gains and losses included in non-operating income and expense in income statement.

Through April 2011, in accordance with ASC 825-10 "Financial Instruments — overall", the Company elected to account for its PGW equity investee in which the Company exercised significant influence using fair value as determined by the investee's quoted market price (Note 3).  Accordingly, the investment was reflected on the balance sheet at its fair value, with changes in fair value between reporting periods reflected in the consolidated statements of income.  As described in Note 4, in April 2011, the Company acquired a controlling interest in PGW.  The Company accounts for its other equity investees under the equity method of accounting.  Accordingly, the investments are reflected at original cost and adjusted for the Company's share of earnings or losses of the investees.  There are no significant differences between the carrying amounts and the underlying equity in the net assets of the investees.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill is not amortized. Instead, goodwill is required to be tested for impairment annually and between annual tests if events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The goodwill impairment test involves a two-step process; however, if after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess all relevant events and circumstances indicating whether it is more likely than not the fair value of a reporting unit is less than its carrying value, which include but are not limited to one or more of the following: (1) macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital or other developments in equity and capital markets, (2) industry and market conditions such as a deterioration in the environment in which an entity operates, an increased competitive environment, a change in the market for an entity, (3) cost factors such as increases in raw materials or labor, (4) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results or relevant prior periods, (5) entity specific events such as changes in management, key personnel, strategy, or customers, (6) events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than not expectation of selling or disposing all, or a portion, or a reporting unit and (7) a sustained decrease in share price.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

In the event a determination is made that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the first step of the two-step process must be performed. The first step of the test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. At June 30, 2013, we performed the qualitative assessment and concluded that there was indication of impairment. Thus, we performed step one of the goodwill impairment test. To measure the fair value of the reporting unit, discounted cash flows valuation techniques were used. The discounted cash flows model is based on budget and forecast of cash flows for a period of five years prepared by management. This approach utilizes forward-looking assumptions and projections, and considers factors impacting long-range plans that may not be comparable to other companies and that are not yet publicly available.

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

The Company enters into contracts to design and build irrigation and pumping systems and recognizes revenues during the construction period using the percentage of completion method. Most of the contracts are fixed-price contracts, which typically provide for a stated contract price and a specified scope of the work to be performed. The Company estimates the percentage of the job that is complete using variations of the cost-to-cost method. Cost is used as the primary indicator, but the Company also considers contract milestones and work in progress from installation representatives. If the estimate of costs left to be incurred plus actual costs already incurred exceeds the total revenue to be expected from a contract, then the full amount of the difference is recognized in the current period as a loss and is presented on the consolidated balance sheet as a current liability. The Company did not recognize any significant losses on these contracts.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as transportation and handling costs for products sold.

Research and Development Costs

The principal research and development activities are in the development of systems, processes and new seed cultivars. Research expenditure on the development of new systems and processes is recognized in income statement as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in income statement when incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. Research and development expenditure on the development of new seed cultivars is recognized in income statement as incurred. Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in income statement in the period that includes the enactment date.

The Company has elected to classify interest due on any underpayment of income taxes and penalties in interest expense and penalties, if and when required, within general and administrative expenses.

The Company accounts for uncertainty in income taxes by assessing the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.  Liabilities arising from uncertain tax positions are not significant for all periods presented.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

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

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled and is not accompanied by a concurrent grant of a replacement award or other valuable consideration, it shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be charged to expense at the cancellation date.

Share-based compensation and other benefit plans were not significant to the June 30, 2013 operating results and financial position.

Discontinued Operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view for resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

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

This fair value of related party receivables and payables is not practicable to estimate due to the related party unsure nature of the underlying transactions.

Finance receivables represent the remaining loans that were held back from the sale of PGG Wrightson Finance Limited and are recorded at cost. The loans are collateralized by property and are net of an allowance for doubtful accounts. All loans are considered past due and the balance of the loan is compared to the fair value for the collateralized property. If the fair value of the property is less than the carrying amount of the loan, a reserve is recorded for the difference. The Company estimates the fair value using a discounted cash flow methodology based on recent appraisals and/or estimated cash collections for properties that are in bankruptcy courts. When loans are provisioned, the Company ceases to accrue interest income.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. The Company does not hold or issue derivative instruments for trading purposes. Generally, the derivatives that do not qualify for hedge accounting are accounted for as trading instruments. Such derivatives consist of forward exchange contracts, spot foreign exchange contracts and foreign exchange options to manage exposure to foreign currency operations. Derivative financial instruments are recognized initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognized immediately in income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship.

Cash flow hedges generally consist of interest rate swaps that are used by the Company to hedge exposures to changes in the market rates of variable and fixed interest rates. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in equity is transferred to income statement in the same period that the hedged item affects income statement.

Segment Reporting

From 2009 through June 2010, the Company operated in corn seed, sheep products and seedlings segments. In July 2010, the Company disposed of its sheep products and seedlings business segments. From August, 2010 to April 30, 2011, the Company operated and managed its business only in the China seeds business segment. Beginning with the acquisition of PGW at end of April 2011, the Company now operates in China seeds, International seeds and Agriservices segments (Note 24). The China seeds segment engages in production and sale of corn seed in China, the International seeds segment engages in seed, nutrition and grain businesses and AgriServices segment engages in merchandising, livestock, insurance, real estate and irrigation and pumping businesses. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements. In 2010, the Company generated substantially all of its revenues from customers in the PRC. Beginning in May 2011, with the acquisition of PGW, the Company generated revenues from customers in the PRC, New Zealand, Australia, South America and the United Kingdom. Geographical information is presented in Note 24.

Reclassification

Certain prior year balances have been reclassified to conform to the June 30, 2013 financial statement presentation.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2013-10, "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes"("ASU 2013-10"). ASU 2013-10 allows the Federal Funds Effective Swap Rate (which is the Overnight Index Swap rate, or OIS rate, in the US) to be designated as a benchmark interest rate for hedge accounting purposes under the derivatives and hedging guidance. The amendments also allow for the use of different benchmark rates for similar hedges. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists”(“ASU 2013-11”). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except to the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. No new recurring disclosures are required. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2013 and are to be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-04,"Obligations Resulting from Joint and Several Liability Arrangements"("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement, and disclosure resulting from joint and several liability arrangements. Examples of obligations that fall within the scope of the ASU include certain debt arrangements, other contractual obligations, and settled litigation. The new guidance is effective on a retrospective basis for fiscal years and interim periods within those fiscal years beginning after December 15, 2013. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02,"Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income"("ASU 2013-02"). ASU 2013-02 requires enhanced disclosures about items reclassified out of accumulated other comprehensive income ("AOCI"). For items reclassified to net income in their entirety, the ASU requires information about the effect of significant reclassification items to appear on separate line items of net income. For those items where direct reclassification to net income is not required, companies must provide cross-references to other disclosures that provide details about the effects of the reclassification out of AOCI. Expanded disclosures concerning current period changes in AOCI balances are also required for each component of OCI on the face of the financial statements or in the notes. ASU 2013-02 is effective prospectively for fiscal years beginning after December 15, 2012, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11,"Disclosures about Offsetting Assets and Liabilities"("ASU 2011-11"). ASU 2011-11 will require disclosure of information about offsetting and related arrangements to enable users of our financial statements to understand the effect of those arrangements on our financial position. In January 2013, the FASB issued Accounting Standards Update No. 2013-01,"Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities"("ASU 2013-01"). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and certain securities borrowing and lending arrangements. The new guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required are to be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact of this standard on the disclosures and presentation of our consolidated results of operations and financial position included in our consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of June 30, 2013, substantially all of the Company's cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

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

In October 2009, the Company invested in PGW through the placement of 41.1 million newly- issued shares representing 11.52% of PGW's share capital, at NZ$0.88 per share, at a value of NZ$36.2 million ($25.3 million).

In November 2009, together with all existing shareholders of PGW (on a pro rata basis), the Company subscribed for an additional 46.2 million shares at an aggregate price of NZ$20.8 million ($14.6 million) without changes in the percentage of shareholding before and after the subscription.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

On December 23, 2009, one of the existing shareholders of PGW sold the Company 56.8 million of PGW's share rights at NZ$0.025 per share right. The Company exercised these rights and subscribed for 56.8 million shares at an aggregate consideration of NZ$27.0 million ($18.9 million). Upon the completion of the acquisition, the Company held an equity interest of 19.01% in PGW which enabled it to have 2 directors on PGW's board.  Accordingly, the Company determined that its representation on the board of directors of this investee enabled it to apply significant influence over PGW.

Through the date of the April 2011 PGW acquisition (Note 4), the Company elected to apply the fair value option for its equity investment in PGW, which otherwise would be accounted for using equity method accounting, because it believed a readily determinable fair value based on the investee's quoted market price provided investors with the most relevant and reliable information in assessing its value. The Company recognized the increase in fair value, which amounted to RMB55.5 million ($8.6 million), between December 31, 2010 and April 30, 2011 in the consolidated statements of income.

Under the agreement signed between the Company and PGW in November 2009, PGW agreed to issue Convertible Redeemable Notes ("CRNs") having an aggregate principal amount of $25 million to the Company with the proceeds being invested as new capital into PGG Wrightson Finance, to enhance regulatory capital and provide greater liquidity and capacity for growth in that business.  As a result, PGW issued the CRNs to Agria Asia Investments on January 15, 2010.

The key features of the convertible redeemable notes, which were repaid in December 2011were as follows:

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

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

4.	Business Acquisitions

2010 acquisition:

In 2010, the Company acquired a 100% equity interest of Beiao, an entity engaged in research and sales of vegetable seeds in the PRC, for cash consideration of RMB1.0 million ($0.2 million). The Company recognized goodwill of RMB0.3 million ($0.05 million) for this acquisition.

Purchase price allocation and pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Company’s consolidated financial results.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Impairment loss on goodwill

For the year ended June 30, 2013, the Company recognized an impairment loss on goodwill of RMB0.3 million ($0.05 million) relating to Beiao. The impairment loss was due to the unsatisfactory financial performance of Beiao.

2011 acquisition of controlling interest in PGW:

In April 2011, Agria Singapore purchased an additional 234,963,938 shares of PGG Wrightson (PGW) at the offer price of NZ$0.60 ($0.46) per share to bring its total shareholding in PGG Wrightson from 19.01% to 50.01%. The acquisition has been accounted under the acquisition method of accounting in accordance with ASC 805, "Business Combinations". The results of PGG Wrightson's operations have been included in the consolidated financial statements since its acquisition date. We previously accounted for our 19.01% interest in PGW as an equity method investment.

The aggregate purchase consideration is comprised of the following:

	As at April 30, 2011
	(RMB'000)	(US$'000)

Cash consideration transferred	734,356	113,616
Fair value of the Non-controlling Interest	967,152	149,633
Fair value of previously held equity interest	450,385	69,681
Total consideration	2,151,893	332,930

As the result of obtaining control over PGW, our previously held 19.01% interest was remeasured to fair value at acquisition date, resulting in a gain of RMB55.5 million ($8.6 million). This has been recognized in unrealized gain from investment in the consolidated statements of operations.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the date of acquisition, including the effect of measurement period adjustments recorded in 2012 and 2011 as discussed below:

	As at April 30, 2011
	(RMB'000)	(US$'000)

Cash	38,817	6,006
Accounts receivable	1,421,690	219,957
Inventory	1,274,040	197,113
Other current assets	167,311	25,886
Property and equipment	443,588	68,630
Investment in equity accounted associates & other investment	73,673	11,398
Other non-current assets	75,308	11,651
Goodwill	882,874	136,594
Accounts payable	(850,887)	(131,645)
Short-term borrowings	(337,983)	(52,291)
Other current liabilities	(450,285)	(69,667)
Long-term borrowings	(754,836)	(116,784)
Other long-term liabilities	(154,367)	(23,883)
Net assets held for sale	473,581	73,270
Deferred tax assets	61,287	9,482
Deferred tax liabilities	(2,923)	(452)
Income tax payable	(23,571)	(3,647)
Non-controlling interest	(10,259)	(1,587)
Convertible Redeemable Note and accrued interest	(175,165)	(27,101)
Purchase consideration	2,151,893	332,930

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

A change to the acquisition date fair value of the identifiable net assets during the measurement period (up to one year from the acquisition date) affects the amount of the purchase price allocated to goodwill. Changes to the purchase price allocation are adjusted retrospectively to the consolidated financial results. The values above include measurement period adjustments recorded in 2012. The measurement period adjustments were recorded based on information obtained subsequent to the acquisition.  The June 30, 2011 balances for Goodwill and Other assets on the Consolidated Statements of Financial Position have been revised to include the effect of the measurement period adjustment recorded in 2012, and described in our 2012 annual report.

The goodwill recognized represents expected synergies and incremental growth that we anticipate accruing both in PGW and across the rest of the Group. We expect this to be achieved by the Company management providing PGW with expertise on capitalizing opportunities in the China market and by PGW providing the rest of the Group with expertise on leading international agriculture practices and techniques.

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

	(Unaudited)	(Unaudited)
	For the year ended December 31,2010	For 6 months Ended June 30,2011
	RMB'000	RMB'000

Pro forma revenues	6,256,583	3,551,666
Pro forma net loss	(57,110)	(94,701)
Pro forma net loss per ordinary share-basic and diluted	(0.48)	(0.85)

Impairment loss on goodwill

For the year ended June 30, 2013, the Company recognized an impairment loss on goodwill of RMB882.9 million ($143.9 million) relating to PGW. A number of factors, including the overall financial performance and the share price of PGW, recognition of goodwill impairment loss in the consolidated financial statements of PGW, the slower than expected recovery in the Australian market following poor weather and trading conditions were considered. These conditions were reflected in the Company’s operating results and cash flow for the quarter ended June 30, 2013. As a result, the Company has reconsidered and reevaluated growth and trend estimate in its future cash flow model. Thus, recognition of goodwill impairment loss in the financial statements was considered. The goodwill impairment assessment process was conducted at the reporting unit level. We determined the fair value based on a discounted cash flows model. After applying the goodwill impairment test, the implied fair value of goodwill is substantially lower than the carrying amount of the goodwill and it was concluded that the full carrying amount of goodwill was impaired.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

2013 acquisition:

In July 2012, the Company acquired the long-lived assets and business of Xinjiang Ruide Ltd, a corn seed producer based in Xinjiang province, China, as a production base for China Seeds. The following table summarizes the fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	As at July 9, 2012
	(RMB’000)	(US$’000)

Property and equipment, net	5,761	939
Land use rights	470	77
Acquired technologies	400	65
Goodwill	10,349	1,686
Purchase consideration	16,980	2,767

The goodwill recognized represents expected synergies from combining seeds production with operations of NKY to secure lower production cost and better quality control and is not expected to be deductible for tax purposes. Goodwill has been assigned to NKY, the major component of the Company's China Seeds operating segment, for purposes of impairment testing.

Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Company’s consolidated financial results.

5.	Investment Under Equity Method

Details of the Company's equity method investees at June 30, 2013 are as follows:

Name of investee	Proportion of ownership interest	June 30, 2011	June 30, 2012	June 30, 2013	June 30, 2013
		(RMB’000)	(RMB’000)	(RMB’000)	(US$'000)

Wuwei Ganxin Seeds Co., Ltd.	49.0%	53,679	53,679	—	—
Beijing Zhongnong Seed Industry Co., Ltd.	26.8%	6,720	8,280	—	—
Others, owned by PGW		901	1,345	28,824	4,696
		61,300	63,304	28,824	4,696

The results of operations and financial position of the investees are not significant to the Company.

In line with the Company’s strategy to focus on its proprietary corn seed products, the Company decided to discontinue the commercial arrangement with Ganxin. Accordingly, in December 2012, the Company entered into an equity transfer agreement to dispose of its 49% equity interest in Ganxin at a consideration of approximately RMB41 million ($6.6 million).The transaction was completed in May 2013, resulted in a loss on disposal of approximately RMB13 million ($2.1 million).

In relation to the investment in Beijing Zhongnong Seed Industry Co., Ltd. (“Zhongnong”), the operation has ceased and no future cash flow is expected from the investment after the restructuring of our research and development function from Zhongnong. Accordingly, impairment provision was made to write down the full carrying value of the investment in Zhongnong as of June 30, 2013.

6.	Disposition and Discontinued Operations

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Included in the loss from discontinued operations for the year ended December 31, 2010 is RMB20.3 million operating income from January 1, 2010 through the date of disposal and a RMB21.6 million loss on disposal, net of a reversal of deferred tax liabilities of approximately RMB 191.2 million. There is no other significant income tax on discontinued operations for 2010. Results of the P3A discontinued operations are as follows:

Discontinued Operations	From January 1, 2010 to date of disposal
	(RMB'000)	(US$'000)
Revenue from discontinued operations	112,277	17,012
Pretax income (loss)	(192,468)	(29,162)
Income (loss) from discontinued operations	(1,314)	(199)

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

Assets held for sale

In the year ended June 30, 2011, assets of PWF specified in the share sale agreement have been classified as held for sale. Certain loans with a carrying value of approximately RMB 322.7 million ($49.9 million) were excluded from the sale and transferred to a wholly owned PGW special purpose vehicle, which is utilized to realize or refinance these facilities over the short to medium term. These assets are classified as other current assets (Note 9). Of the loans that were excluded from the sale, as of June 30, 2013, the remaining balance of these receivables are approximately RMB54.8 million ($8.9 million) net of an allowance of approximately RMB51.9 million ($8.5 million).

As of June 30, 2013, PGW currently has three properties classed as held for sale. The properties are on the market and are held at market value (approximately RMB3.8 million ($0.6 million)).

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

	2011	2012	2013	2013
	(RMB'000)	(RMB'000)	(RMB'000)	(US$'000)
Assets classified as held for sale
Cash and cash equivalents	383,330	—	—	—
Property, plant and equipment	3,249	27,794	3,825	624
Intangibles	1,499	—	—	—
Finance and other receivables	2,317,831	—	—	—
	2,705,909	27,794	3,825	624
Liabilities classified as held for sale
Finance and other payables	(2,236,559)	—	—	—
	(2,236,559)	—	—	—

7.	Accounts Receivable

Accounts receivable consist of the following:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	1,169,711	1,014,672	1,052,852	171, 547
Less: Allowance for doubtful accounts	(46,901)	(43,833)	(29,596)	(4,822)

	1,122,810	970,839	1,023,256	166,725

Movements in allowance for doubtful accounts:

	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Balance at the beginning of the year	(10,670)	(139)	(46,901)	(43,833)	(7,142)
Increase from acquisition of PGW	—	(46,407)	—	—	—
Provision for doubtful collection	(139)	(355)	(23)	(2,309)	(376)
Decrease due to disposal of P3A	10,670	—	—	—	—
Reversal of allowance upon collections of doubtful accounts	—	—	3,091
Write-offs	—	—	—	15,520	2,529
Exchange difference	—	—	—	1,026	167

Balance at the end of the year	(139)	(46,901)	(43,833)	(29,596)	(4,822)

8.	Inventories

Inventories consist of the following:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	4,467	10,032	24,631	4,013
Work in progress	63,354	27,516	33,924	5,527
Finished goods	1,220,330	1,213,466	1,181,113	192,445
Livestock	135,304	102,960	20,214	3,294
Less: Allowance for inventory write down	(36,829)	(36,043)	(36,171)	(5,893)
	1,386,626	1,317,931	1,223,711	199,386

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

9.	Prepayments and Other Current and Non-current Assets

Prepayments and other current assets consist of the following:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Non-current assets
Non-current Prepayments (1)	40,158	40,165	1,387	226

Current assets
Prepayments(3)	32,920	31,345	33,642	5,482
Advances to suppliers (2)	3,808	11,593	24,726	4,029
Finance receivable (4)	—	146,447	54,811	8,931
Other receivable (5)	95,917	95,666	71,267	11,611
Less: Allowance for doubtful accounts	(60)	(4,140)	(1,602)	(261)
	132,585	280,911	182,844	29,792

(1)	In 2008, the Company prepaid RMB 40 million for an extended lease term of land from December 31, 2028 to December 31, 2038 in respect of a parcel of land with land use right expiring on December 31, 2028. For the year ended June 30, 2013, the Company recognized a provision for impairment loss of non-current prepayments of RMB 40 million ($6.5 million). A detailed explanation of the impairment loss is set out in Note 11.

(2)	This amount represents interest-free payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of corn seeds. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to placing the advance. To date, the Group has not experienced any losses on advances to suppliers.

(3)	The amount mainly consists of RMB15.4 million ($2.5 million) of prepayment of debt financing costs which are being amortized over the term of the debt period, RMB6.2 million ($1 million) of prepaid levies and licenses and RMB3.8 million ($0.6 million) of property management fee.

(4)	This amount represents individual impaired loans in PGG Wrightson. As part of the term for the sale of the Company’s finance subsidiary, PGG Wrightson Finance (PWF) to Heartland Building Society, certain excluded loans were acquired by the Company’s subsidiary, PGW Rural Capital Limited. Details of finance receivables are shown as follows:

	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)

Finance receivables – less than one year	237,805	106,730	17,390
Finance receivables – more than one year	—	—	—
Allowance for doubtful debts	(91,358)	(51,919)	(8,459)
	146,447	54,811	8,931

Impaired loans	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
The status of the receivables at the balance sheet date
Not past due	—	—	—
Past due 0-90 days	—	—	—
Past due 91-365 days	—	—	—
Past due more than 1 year	237,805	106,730	17,390
Impairment	(91,358)	(51,919)	(8,459)
	146,447	54,811	8,931

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Asset Quality – Finance receivables	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)

Neither past due or impaired	—	—	—
Individually impaired loans	237,805	106,730	17,390
Past due loans	—	—	—
Impairment	(91,358)	(51,919)	(8,459)
Total carrying amount	146,447	54,811	8,931

Aging of past due but not impaired	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)

Past due 1-90 days	—	—	—
Past due 91-180 days	—	—	—
Past due 181-365 days	—	—	—
Past due more than 1 year	—	—	—
Total past due but not impaired assets	—	—	—

90 day past due assets (including impaired assets)	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)

Balance at the beginning at the year	—	237,805	38,747
Additions	244,266	79,515	12,956
Reductions	—	(207,958)	(33,884)
Exchange difference	(6,461)	(2,632)	(429)
Balance at the end of the year	237,805	106,730	17,390

Impaired assets	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)

Balance at the beginning at the year	—	237,805	38,747
Acquired impaired assets	463,802	56,080	9,137
Additions to individually impaired assets	53,201	23,435	3,818
Amounts written off	(116,356)	(70,298)	(11,453)
Repayments	(156,381)	(137,660)	(22,430)
Exchange difference	(6,461)	(2,632)	(429)
Balance at the end of the year	237,805	106,730	17,390
Impairment	(91,358)	(51,919)	(8,459)
Net carrying amount of impaired assets	146,447	54,811	8,931

(5)	This amount mainly represents merchandise rebates from suppliers and sundry debtors.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Movements in allowance for doubtful accounts:

	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Balance at the beginning of the year	(1,723)	(60)	(60)	(4,140)	(675)
Provision for doubtful accounts	—	—	(4,080)	—	—
Write-offs	—	—	—	2,538	414
Decrease due to disposal of P3A	1,663	—	—	—	—
Balance at the end of the year	(60)	(60)	(4,140)	(1,602)	(261)

10.	Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Land	83,003	72,078	67,980	11,076
Buildings and improvements	212,869	193,382	143,381	23,362
Plant and machinery	248,631	264,081	356,184	58,035
Furniture and office equipment	96,160	68,766	41,396	6,745
Motor vehicles	40,162	49,689	49,866	8,125
Construction in progress	16,009	6,860	11,711	1,908
Total original cost	696,834	654,856	670,518	109,251
Less: Accumulated depreciation	(211,540)	(207,560)	(229,606)	(37,411)

Net book value	485,294	447,296	440,912	71,840

Depreciation expense was RMB3.0 million, RMB4.4 million, RMB36.9 million and RMB34.9 million ($5.7 million) for the year ended December 31, 2010, six months ended June 30, 2011 and each of the years ended June 30, 2012 and 2013, respectively.

11.	Intangible Assets, Net

Intangible assets consist of the following:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Land use rights	395,637	395,637	396,107	64,540
Acquired technology	33,893	30,932	33,443	5,449
Software	76,078	75,357	76,183	12,413
Gross carrying value	505,608	501,926	505,733	82,402
Less: Accumulated amortization and impairment loss	(107,143)	(130,101)	(462,008)	(75,278)

Net carrying value	398,465	371,825	43,725	7,124

Amortization expense for the year ended December 31, 2010, the six months ended June 30, 2011, and the years ended June 30, 2012 and 2013 were RMB25.0 million, RMB14.1 million, RMB26.4 million and RMB 17.3 million ($2.6 million), respectively.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

For the year ended June 30, 2013, an impairment loss on land use rights of RMB317.2 million ($51.7 million) was recognized. The relevant land parcels were acquired in the time when the Group was engaged in sheep breeding business, which has since ceased after disposal of P3A. Since then, we have explored, apart from finding third-party tenants, long-term viable alternative commercial use of the land parcels, especially with respect to trial plantation of grass varieties. Extensive trial plantation of grass was conducted over the last several years. These trial plantations and their latest results and evaluations completed in late 2012 indicated that it would not be economically viable to carry out large scale commercial plantation on this land. After completion of the trial plantations, the Company engaged a separate and independent professional valuer to evaluate the value of the land. The independent valuation indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible alternatives that these land parcels could be used. Without clear visibility as to its cash flow generating capacity in the foreseeable future, the Company determined that it was appropriate to record a full impairment provision of land use rights and related non-current prepayments. (Note 9)

The land use rights have an amortization period of 19 years. Acquired technologies have an amortization period of 5-15 years.

Expected amortization expense on the intangible assets as at June 30, 2013 for each of the next five years and thereafter is as follows:

Year ending June 30	(RMB’000)	(US$’000)

2014	7,013	1,143
2015	5,731	934
2016	4,740	772
2017	3,974	648
2018	3,382	551
Thereafter	18,885	3,076
	43,725	7,124

12.	Other Assets, net

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Investments accounted under cost method	50,500	49,091	45,658	7,439
Available for sale marketable security (Note)	-	35,383	52,855	8,612
Other investments	6,574	27,191	5,322	867
Long-term derivative assets (Note 13)	3,992	2,497	16	3
	61,066	114,162	103,851	16,921

Note:

As at June 30, 2013, aggregate fair value of available for sale marketable security of RMB52.9 million ($8.6 million) represents 13,333,333 shares of Heartland New Zealand Limited held by PGW. The total other-than-temporary impairment recognized in accumulated other comprehensive income was nil. Total gains for securities with net gains in accumulated other comprehensive income was approximately RMB20.4 million ($3.3 million). Total losses for securities with net losses in accumulated other comprehensive income was nil.

13.	Derivative Financial Instruments

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Short-term derivative assets held for risk management	28,674	14,777	3,162	516
Long-term derivative assets held for risk management (Note 12)	3,992	2,497	16	3
Short-term derivative liabilities held for risk management	(14,313)	(7,310)	(11,708)	(1,908)
Long-term derivative liabilities held for risk management (Note 15)	(4,393)	(1,470)	(2,973)	(484)
Net derivatives held for risk management	13,960	8,494	(11,503)	(1,873)

Cash flow hedges of interest rate risk

The Group uses interest rate swaps to hedge its exposure to changes in the market rates of variable and fixed interest rates.

Other derivatives held for risk management

The Group also uses forward exchange contracts, spot foreign exchange contracts and foreign exchange options to manage its exposure to foreign currency fluctuations.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

14.	Bank Borrowings and Restricted Cash

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Short-term facilities:
Short-term facilities	281,918	417,323	465,324	75,818
Long-term facilities - Current portion	203,967	175,338	109,559	17,851
	485,885	592,661	574,883	93,669

Long-term facilities:
Long-term portion	1,228,993	683,456	474,052	77,240
	1,228,993	683,456	474,052	77,240

Restricted Cash	456,250	398,706	231,434	37,709

As of June 30, 2013, we had RMB574.9 million ($93.7 million) in outstanding short-term bank loans and borrowings and RMB474.1 million ($77.2 million) in outstanding long-term bank loans and borrowings.

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

As of June 30, 2013, short-term and long-term bank borrowing facilities included:

•	A term debt facility denominated in New Zealand dollars of NZ$110.0 million (RMB525.3 million, $85.6 million) that matures on July 31, 2014 provided by a syndicate of various banks. As of June 30, 2013, this facility had an outstanding balance of NZ$62.0 million (RMB296.1 million, $48.2 million) and available balance of NZ$48.0 million (RMB229.2 million, $37.4 million).
•	A working capital facility denominated in New Zealand dollars of NZ$60.0 million (RMB286.6 million, $46.7 million) that matures on July 31, 2014 provided by a syndicate of various banks. As of June 30, 2013, this facility had no outstanding balance.
•	Bank overdraft, trade facilities and short-term borrowings totaling NZ$45.8 million (RMB218.7 million, $35.6 million) provided by various banks. As of June 30, 2013, these facilities had outstanding balance of NZ$47.7 million (RMB227.8 million, $37.1 million). As at June 30, 2013, the Group’s overdraft facility was slightly overdrawn due to funds being in transit from subsidiaries. The Group obtained approval from the banks for the overdrawn post June 30, 2013.
•	Acquisition debt denominated in New Zealand dollars of NZ$13.8 million (RMB65.9 million, $10.7 million) that matures on February 26, 2014 provided by a bank.
•	Acquisition debt denominated in New Zealand dollars of NZ$5.0 million (RMB23.9 million, $3.9 million) that matures on March 5, 2014 provided by Livestock Improvement Company.
•	Loan facilities denominated in RMB of RMB61.9 million ($10.1 million) that matures on April 7, 2014 provided by one bank. These facilities were guaranteed by $10.9 million pledged deposit, which was included in Restricted Cash as of June 30, 2013.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

•	Loan facilities denominated in US Dollars of $25.8 million (RMB159.4 million) that mature between January 6, 2014 and April 21, 2014 provided by a bank. These facilities were guaranteed by RMB164.1 million ($26.7million) pledged deposit, which was included in Restricted Cash as of June 30, 2013.
•	Trade facilities denominated in RMB of RMB75.0 million that mature on March 31, 2014 provided by a bank. As of June 30, 2013, the outstanding balance of this facility was RMB16.2 million ($2.6 million).
•	Loan facilities denominated in US Dollars of $32.0 million (RMB197.7 million) which matures on May 29, 2018 provided by a bank.

The following table shows the repayment schedule of loan principle:

	2014	2015	2016	2017	2018	Thereafter
Principle (RMB’000)	574,882	335,649	39,544	49,430	49,430	—
Equivalent to US$’000	93,669	54,689	6,443	8,054	8,054	—

The short and long term facilities are generally collateralized by receivables, inventories and property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, US and New Zealand for RMB, US$ and NZ$ denominated loans, respectively, with a margin. The weighted average interest rates are as follows:

	2010	2011	2012	2013
Short-term facilities	0.94%	5.2%	4.7%	4.1%
Long-term facilities	—	4.2%	4.3%	4.3%

15.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other current liabilities are as follows:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Salary, welfare, education and union fund	74,321	86,200	77,821	12,680
Advances from customers(i)	50,662	22,116	5,212	849
Business tax and other taxes	1,647	1,344	1,091	178
Unrecognized tax benefit and related interest and penalties (Note 18)	7,519	5,115	7,687	1,253
Accrued expenses	359,674	146,049	178,562	29,094
Other (ii)	91	83,270	192,764	31,407
	493,914	344,094	463,137	75,461

(i)	The advances from customers are attributable to cash received from selling of corn seeds.

(ii)	Others mainly consist of accrued purchased amounting to RMB154.2 million ($25.1 million) as at June 30, 2013.

The components of Other Long-term Liabilities are as follows:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Other long-term provisions	41,830	26,682	33,834	5,513
Defined benefit liabilities (iii)	90,830	131,504	99,429	16,201
Long-term derivative liabilities (Note 13)	4,393	1,470	2,973	484
	137,053	159,656	136,236	22,198

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

(iii)	PGW makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. The plan’s retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse. The balance as of June 30, 2013 is comprised of the gross value of the defined benefit obligation of RMB347.5 million ($56.6 million) and the carrying value of plan assets of RMB248.1 million ($40.4 million). The contributions to the defined benefit plans were RMB18.2 million ($3.0 million) by PGW, and RMB5.5 million ($0.9 million) by members in 2013. (Note 22)

16.	Ordinary Shares

On August 7, 2008, the Company’s Board of Directors approved a repurchase of up to $10 million over the following 24 months by the Company’s American Depository Shares (“ADSs”) (the “stock repurchase program”). The timing and amount of repurchase ADSs were determined by the Company’s management based on market conditions, ADS price and other factors, and were subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The approval of Company’s Board of Directors for the stock repurchase program expired on August 6, 2010.

On July 16, 2010, the Company entered into definitive agreements to divest Taiyuan Primalight III Agriculture Development Co., Ltd., or P3A, to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria acquired from Mr. Xue and cancelled 14,393,400 shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction.

On March 22, 2013 , the Company’s Board of Directors has approved a share buyback program under which the Company may spend up to $10 million to repurchase ordinary shares, either in the form of ordinary shares or American Depositary Shares (ADS) in the open market or in privately negotiated transactions by December 31, 2013, subject to further extension thereof with approval of the Transition Committee. No shares were being repurchased under the program.

17.	Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of individual subsidiaries in China, each of them in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2013, the balance of statutory reserves is provided from the profit after tax of NKY.

The statutory common reserve fund is not distributable except upon liquidation.

18.	Income Taxes

Under the laws of the Cayman Islands and BVI, the Company, Agria Group Ltd. and Agria Asia Investments are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations.  However, the Company is subject to PRC income tax at the rate of 25% on its taxable income according to the Enterprise Income Tax Law ("the EIT Law") (as detailed below).

China Victory, Agria Overseas, Agria International and Agria Hong Kong were originally subject to an applicable profits tax rate of 16.5% in Hong Kong. However, these companies mentioned above are also subject to PRC income tax at the rate of 25% on their taxable income according to the EIT Law mentioned above.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Further, also under the EIT Law, enterprises established under the laws of foreign countries or regions and whose "place of effective management" is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of "place of effective management" shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.  As of June 30, 2013, no detailed interpretation or guidance has been issued to define "place of effective management". Furthermore, as of June 30, 2013, the administrative practice associated with interpreting and applying the concept of "place of effective management" is unclear. The Company has analyzed the applicability of this law and will continue to monitor the related development and application.

Shenzhen Zhongguan Group, Agria Brother, Shenzhen NKY, Shenzhen PGW Seeds, Beiao, Zhuhai NKY are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

In April 2012, NKY obtained the approval of full exempt enterprise income tax on profit from seeds breeding and crop planting starting from 2011. The tax paid for 2011 profit was refunded. The "High New Technology Business" certificate obtained on December 14, 2009 has expired since December 2012. As a result, its income from business other than seeds breeding and crop planting is subject to the normal rate of 25%. NKY is now re-applying for the "High New Technology Business" certificate.

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable. There are open statutes of limitations for taxing authorities to audit the Company’s tax returns from 2008 to the current year. Where a non-resident company in New Zealand has voting interest in a company in New Zealand of 10% or greater, any fully imputed dividend is not liable for withholding tax. For the year ended June 30, 2013, dividends from PGW was not subject to withholding tax.

Australian resident companies are taxable on their taxable income at the rate of 30%.  Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate. There are open statutes of limitations for taxing authorities to audit the Company’s tax returns from 2008 to the current year.

Uruguayan businesses are taxed on taxable income sourced in Uruguay.  Capital gains derived by Uruguayan companies are taxed at the standard rate of corporate tax.  The corporate tax rate in Uruguay is 25%.  A capital duty at the rate of 1.5% is levied on the net worth of the entity. There are open statutes of limitations for taxing authorities to audit the Company’s tax returns from 2007 to the current year.

Deferred tax liabilities arising from undistributed earnings

The EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise in PRC to its immediate holding company outside China, such distributions were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise became subject to the withholding tax starting from January 1, 2008. Given that the undistributed profits of the Company's subsidiaries in China are intended to be retained in China for business development and expansion purposes, no withholding tax accrual has been made.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Income/(loss)from continuing operations before income taxes consists of:

	Year ended December 31,	Six months ended June 30,	Year ended June 30,
	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

PRC	(24,856)	8,727	(23,185)	9,627	1,569
PGW	—	(9,966)	160,547	113,957	18,568
Other non-PRC	(25,897)	13,984	(55,066)	(1,334,204)	(217,390)
	(50,753)	12,745	82,296	(1,210,620)	(197,253)

The loss from other non-PRC operations consists primarily of operating costs, administration expense, interest income and charges. The income from the other non-PRC in 2011 consisted primarily of gain from remeasurement of previously held 19% equity interest in PGW to fair value.

Income taxes expense (benefit) applicable to continuing operations consist of:

	Year ended December 31,	Six months ended June 30,	Year ended June 30,
	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current income tax	5,719	(31,429)	10,130	449	73
Deferred income tax	1,385	30,333	3,500	28,018	4,565
	7,104	(1,096)	13,630	28,467	4,638

The reconciliation between income taxes computed by applying the statutory income tax rate of 25% for 2010, 2011, 2012 and 2013 applicable to the Company’s PRC operations to income tax expense is:

	Year ended December 31,	Six months ended June 30,	Year ended June 30,
	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income/(loss) before income tax	(50,753)	12,745	82,295	(1,210,620)	(197,253)
Income tax computed at the applicable statutory tax rate of 25%	(12,688)	3,186	20,574	(302,655)	(49,313)
Expense not deductible for tax	838	771	329	227,123	37,006
Effect of tax exemptions	(50)	—	(33,271)	(17,120)	(2,789)
Effect of tax rate differences	568	(1,629)	1,869	29,059	4,735
Effect of tax law changes and recognition of outside basis differences	4,502	(5,761)	14,397	14,134	2,303
Changes in valuation allowance	13,838	4,539	6,248	76,653	12,489
Off-set of cumulative loss brought forward	—	—	—	(7,998)	(1,303)
Others	96	(2,202)	3,484	9,271	1,510
Income tax (benefit)expense reported in the consolidated statements of operations, applicable to continuing operations	7,104	(1,096)	13,630	28,467	4,638

The tax effects of temporary differences that give rise to the deferred tax asset (liability) balances at June 30, 2011, 2012 and 2013 are as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

18.	Income Taxes (continued)

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Property, plant and equipment	(17,241)	(17,844)	(37,744)	(6,150)
Acquired technology	(9,982)	(7,884)	(7,665)	(1,249)
Change in foreign tax rate	(3,393)	—	—	—
Net operating loss carry-forward	4,539	6,248	76,653	12,489
Provision	64,456	76,907	87,233	14,213
Other	7,975	23,171	4,332	706
Deferred tax assets	46,354	80,598	122,809	20,009
Valuation allowance	(4,539)	(6,248)	(76,653)	(12,489)
Deferred tax assets (liabilities), net	41,815	74,350	46,156	7,520

As of June 30, 2013, net deferred tax assets/(liabilities) of RMB46.2 million ($7.5 million) represents current deferred tax assets of RMB63.7 million ($10.4 million) and non-current deferred tax liabilities of RMB17.5 million ($2.9 million).

As of June 30, 2013, the Company had gross deferred tax assets of approximately RMB122.8 million ($20.0 million). A valuation allowance on the deferred tax assets of approximately RMB76.7 million ($12.5 million) has been recorded, as the Company does not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of the total deferred tax assets is more likely than not.

Based on existing PRC tax regulations, the PRC entities remain subject to examination by the tax authorities for fiscal years 2008 through 2013.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits and liabilities, exclusive of related interest and penalties, is as follows:

	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Balance at beginning and end of fiscal year	3,759	3,759	3,759	612

The Company's unrecognized tax benefits are presented in the consolidated balance sheet within accrued expenses and other liabilities.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

If the unrecognized tax benefits as of June 30, 2013 were realized in a future period, it would result in a tax benefit and a reduction of the Company's effective tax rate.

During the year ended December 31, 2010, six months ended June 30, 2011,and the years ended June 30, 2012 and 2013, the Company recognized RMB686,000, RMB353,000, RMB300,000 and RMB309,000 ($50,000) respectively, in general and administrative expenses for interest, and RMB827,000,RMB108,000, nil and reversal of RMB108,000 ($18,000), respectively, in general and administrative expenses for penalties related to uncertain tax positions. As at June 30, 2011, June 30,2012, and June 30, 2013, the Group recognized total interest and potential penalties relating to uncertain tax positions amounting to RMB3.4 million, RMB3.7 million and RMB3.9 million ($0.6 million) respectively.

19.	Earnings (Loss) Per Share

For the year ended December 31, 2010, six months ended June 30, 2011 and the years ended June 30, 2012 and 2013, all of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive earnings (loss) per share because the effect of inclusion would be anti-dilutive. Options to purchase 5,934,200, 7,839,867 and 6,852,333 ordinary shares were exercisable as at June 30, 2011, 2012 and 2013, respectively.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

20.	Related Party Transactions

Name of Related Parties	Relationship with the Company

Wuwei Ganxin Seeds Co., Ltd. (Wuwei Ganxin)	A 49% associate before May 2013
Beijing Zhongnong Seed Industry Co., Ltd. (Beijing Zhongnong)	A 26.8% associate
NgaiTahu	Shareholder of Agria Asia Investments with equity interest of 7.24%
New Hope International (Hong Kong) Ltd.	Shareholder of Agria Asia Investments with equity interest of 11.95%
Michael Thomas	Management of PGW (Resigned in August 2011)
John McKenzie	Management of PGW
George Gould	Director of PGW(retired June 28, 2013)
Bill Thomas	Director of PGW (retired October 24, 2012)
Trevor Burt	Director of PGW (appointed December 11, 2012)
PGW	19% investment before April 30, 2011
Shenzhen Guanli Investment Co., Ltd. (Shenzhen Guanli)	A company controlled by Alan Lai, chairman of Agria

(1)	The Company had the following related party transactions during the periods presented:

	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Return of corn seeds to:
Wuwei Ganxin (2)	—	38,983	—	—	—

Purchase of corn seeds from:
Wuwei Ganxin	65,427	3,688	3,448	3,640	593

Initial payment for subscription for shares in Agria Asia Investments (3)
NgaiTahu	—	78,404	—	—	—

Debenture and rural saver deposits
Michael Thomas	—	6,965	—	—	—

Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	—	—	13,187	18,266	2,976
Trevor Burt	—	—	—	128	21
Michael Thomas	—	1,564	—	—	—

Purchase of retail goods
George Gould	—	72	602	2,140	349
Bill Thomas	—	—	3,389	120	20

Interest on Convertible & Redeemable Note
PGW (4)	—	4,732	—	—	—

Directors fee and expense charged to:
PGG Wrightson (5)	1,179	274	—	—	—

Collection of amounts due from:
PGG Wrightson	789	—	—	—	—
Beijing Zhongnong	—	—	1,012	2,199	358
	789	—	1,012	2,199	358

Payment of amounts due to:
Wuwei Ganxin	26,019	—	3,448	2,364	385
Beijing Zhongnong	3,044	—	—	—	—
Taiyuan Relord(1)	102	—	—	—	—
	29,165	—	3,448	2,364	385

Loan to Beijing Zhongnong	910	9,610	4,876	4,656	759
Loan from Beijing Zhongnong	6,464	—	1,302	—	—
Capital injection to Beijing Zhongnong	7,000	—	4,000	—	—
Sales service from Beijing Zhongnong	—	—	2,812	—	—
Loan from Shenzhen Guanli(6)	—	—	20,000	—	—
Repayment of loan from Shenzhen Guanli(6)	—	—	20,000	—	—
Payment of interest to Shenzhen Guanli(6)	—	—	1,062	—	—
Loan from shareholder (7)	—	—	—	29,086	4,739
Repayment of loan from shareholder	—	—	—	18,322	2,985

(1) Taiyuan Relord was determined to be a related party by virtue of its relationship with P3A. Following the disposal of P3A, it is no longer considered to be related parties.

(2) The corn seeds were previously purchased from Wuwei Ganxin in 2010. In January, 2011, the Company agreed to return the inventories to Wuwei Ganxin which at the time had greater capacity to sell that category of seeds.

(3) Payment in April 2011, for NgaiTahu's share subscription in Agria Asia Investments was made by the Company. NgaiTahu refunded the amount to the Company in July, 2011 following PGW shareholder approval, which was granted in June 2011.

(4) These transactions occurred prior to acquisition of controlling interest in PGW.

(5)A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Company during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were determined to be no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

(6) We borrowed RMB20.0 million from Shenzhen Guanli in July 2011 and repaid the full amount together with interest calculated at prevailing People’s Bank of China interest rates in May 2012.

(7) Loan from shareholder is unsecured and bears interest at 1% per month.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

20.	Related Party Transactions (continued)

(2)	The Company had the following related party balances at the end of the following periods:

	June 30, 2011	June 30, 2012	June 30, 2013	June 30, 2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Wuwei Ganxin	10,018	9,105	—	—
Beijing Zhongnong	9,610	4,875	—	—
New Hope International (Hong Kong) Ltd.	—	—	3,089	503
NgaiTahu	78,404	—	—	—
	98,032	13,980	3,089	503

Amounts due to related parties:
Beijing Zhongnong	10,622	4,114	—	—
Shareholder	—	—	12,524	2,041
Officers and directors of PGW	29,881	406	189	31
	40,503	4,520	12,713	2,072

21.	Share-based Awards Plan

In July 2007, the Company adopted the 2007 Share Incentive Plan (the “Plan”). The Plan provides for the granting of share options and restricted ordinary shares to employees and consultants of the Company. Options granted under the Plan may be either incentive share options or nonqualified share options. The Company reserved 15,000,000 ordinary shares for issuance under the Plan. Under the Plan, options granted generally vest 30% after the first year of service, 30% after the second year of service, 20% after the third year of service and 20% after the fourth year of service. Certain options granted vest 50% after the first year of service and 50% after the second year of service. Certain options granted vest 33.4% after first year of service and 33.3% each after the second and the third year of service. Options may be granted for a term not exceeding 10 years from the date of grant. The option award provides for accelerated vesting if there is a change in control (as defined in the Plan).

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

The following table summarizes the option activity for the years ended December 31, 2010, six months ended June 30, 2011, the year ended June 30, 2012 and the year ended June 30, 2013(amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

Share Option	Number of Shares	Weighted- average Exercise Price	Weighted- average grant-date fair value	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (US$’000)

Outstanding, December 31, 2009	9,949,900	2.53	3.30	—	—
Granted	5,160,000	1.00	0.24	—	—
Forfeited	(735,000)	2.69	1.02	—	—
Expired	(1,136,800)	2.77	1.56	—	—
Outstanding, December 31, 2010	13,238,100	1.90	2.38	8.18	94
Vested and expected to vest at December 31, 2010	13,238,100	1.90	2.38	8.18	94
Exercisable at December 31, 2010	6,373,567	2.46	1.08	7.44	31
Outstanding, December 31, 2010	13,238,100	1.90	2.38	8.18	94
Granted	—	—	—	—	—
Forfeited	(1,828,500)	1.61	0.54	1.61	—
Expired	(1,387,400)	3.56	1.44	3.56	—
Outstanding, June 30, 2011	10,022,200	1.73	2.03	7.38	—
Vested and expected to vest at June 30, 2011	10,022,200	1.73	2.03	7.38	—
Exercisable at June 30, 2011	5,934200,	2.03	0.87	7.02	—

Outstanding, June 30, 2011	10,022,200	1.73	2.03	7.38	—
Granted	200,000	0.67	0.33	9.13	—
Forfeited	(66,667)	1.00	0.23	7.89	—
Expired	(388,200)	3.69	1.08	5.43	—
Outstanding, June 30, 2012	9,767,333	1.63	0.68	6.98	—
Vested and expected to vest at June 30, 2012	9,767,333	1.63	0.68	6.98	—
Exercisable at June 30, 2012	7,839,867	1.73	0.75	6.82	—

Outstanding, June 30, 2012	9,767,333	1.63	0.68	6.98	—
Granted	—	—	—	—	—
Forfeited	(680,000)	1.00	0.23	6.89	—
Expired	(2,168,333)	1.69	0.84	5.82	—
Outstanding, June 30, 2013	6,919,000	1.67	0.68	5.93	—
Vested and expected to vest at June 30, 2013	6,919,000	1.67	0.68	5.93	—
Exercisable at June 30, 2013	6,852,333	1.68	0.68	5.91	—

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day at each balance sheet date and the weighted-average exercise price.

As of June 30, 2013, there was RMB0.2 million ($0.04 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1 year. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may differ.

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

21.	Share-based Awards Plan (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2010	2011	2012	2013

Risk-free interest rate	3.26%-3.30%	2.5%	1.24%	—
Dividend yield	—	—	—	—
Expected volatility range	62.21%-62.35%	68.75	42% - 84%	—
Weighted average expected volatility	62.33%	68.75%	69%	—
Expected term (in years)	3.93	2	2	—

The total fair value of option awards vested during the year ended December 31, 2010, six months ended June 30, 2011 and the years ended June 30, 2012 and 2013 were RMB14.4 million, RMB3.5 million, RMB3.1 million and RMB3.8 million  ($0.6 million), respectively.

Total compensation cost recognized for the year ended December 31, 2010, six months ended June 30, 2011, the years ended June 30, 2012 and 2013, is as follows:

	2010	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

General and administrative expenses	9,835	3,709	4,630	858	140

22.	Employee Defined Contribution Plan

Defined Contribution Plan in PRC

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. The companies in China are required to make contributions to the government mandated defined contribution plan for these benefits based on 28%~ 45% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1.3million, RMB1.9 million, RMB2.1 million and RMB3.1 million ($0.5 million) respectively for each of the years ended December 31, 2010, six months ended June 30, 2011, the year ended June 30, 2012 and the year ended June 30,2013 respectively.

Defined Benefit Asset / Liability in PGW	2011 RMB'000	2012 RMB'000	2013 RMB'000	2013 US$'000

Present value of funded obligations	(370,099)	(378,004)	(347,518)	(56,623)

Fair value of plan assets	279,267	246,500	248,089	40,422

Total defined benefit asset / (liability)	(90,832)	(131,504)	(99,429)	(16,201)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

The Group makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. The two defined benefit plans are open by invitation, however the Group has not invited new members to the scheme since June 1995 and November 2000 respectively. The Group does not intend to invite new members to the scheme. The plan's retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

PGW Employment Benefits Plan assets consist of:	2012	2013
Equities	62%	65%
Fixed interest	36%	32%
Cash	2%	3%
	100%	100%

Actuarial Assumptions:	2012	2013
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	3.41%	4.03%
Expected return on plan assets	6.00%	2.97%
Future salary increases	3.50%	3.00%
Future pension increases	2.50%	2.50%

Assumptions regarding future mortality are based on published statistics and mortality tables. The average remaining life expectancy of an individual retiring at age 65 is 19 years for males and 22 years for females. The overall expected long-term rate of return on assets is 2.97 percent.  The expected long-term return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.  The return is based on expected future returns of the different asset classes and the investment policies for the plans.

Historical information	2011 RMB'000	2012 RMB'000	2013 RMB'000	2013 US$'000

Present value of the defined benefit obligation	370,099	378,004	347,518	56,623
Fair value of plan assets	(279,267)	(246,500)	(248,089)	(40,422)
Deficit / (surplus) in the plan	90,832	131,504	99,429	16,201

The Group expects to pay RMB14.0 million ($2.3 million) (2013: RMB18.2 million ($3.0 million)) in contributions to defined benefit plans in 2014. Member contributions are expected to be RMB5.5 million ($0.9 million) (2013: RMB5.5 million ($0.9 million)).

Based on current assumptions, the Company expects that the estimated future benefit payments for each of the next ten years will approximate the benefit payments made in the year ended June 30, 2013.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

Movement in the liability for defined benefit obligations:*

2012 RMB'000	2013 RMB'000	2013 US$'000
Liability for defined benefit obligations at July 1	346,209	378,004	61,590
Benefits paid by the plan	(19,122)	(32,752)	(5,336)
Current service costs and interest	20,103	17,362	2,829
Member contributions	6,825	6,967	1,135
Actuarial (gains)/losses recognized in OCI	23,989	(5,522)	(900)
Exchange difference	—	(16,541)	(2,695)
Liability for defined benefit obligations at June 30	378,004	347,518	56,623

Movement in plan assets:*
Fair value of plan assets at July 1	261,240	246,500	40,164
Contributions paid into the plan	13,654	14,129	2,302
Benefits paid by the plan	(19,122)	(32,752)	(5,336)
Expected return on plan assets	15,508	5,946	969
Actuarial gains/(losses) recognised in equity	(24,780)	26,546	4,325
Exchange difference	—	(12,280)	(2,002)
Fair value of plan assets at June 30	246,500	248,089	40,422

Expense recognized in income statement:*
Current service costs	11,611	8,111	1,322
Interest on obligation	8,492	9,251	1,507
Expected return on plan assets	(15,508)	(5,946)	(969)
4,595	11,416	1,860
Actual return on plan assets	(6,865)	32,211	5,248

Gains and losses recognized in equity:*
Cumulative gains/(losses) at July 1	(99,890)	(158,211)	(25,778)
Net profit and loss impact from current period costs	(4,595)	(11,416)	(1,860)
Recognized during the year	(53,726)	32,068	5,225
Exchange difference	—	—-	5,959	971
Cumulative gains/(losses) at June 30	(158,211)	(131,600)	(21,442)

*	Movements and expenses for the period ended June 30, 2011 are not significant as PGW operations are only included from the date of acquisition.

23.	Commitments and Contingencies

(1) Operating lease commitments

Payments under operating leases for land and buildings, which are mainly used to conduct operations, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases have various rights of renewal, subject to mutual agreement, with lease periods ranging from 1 to 20 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases, are as follows:

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

23.	Commitments and Contingencies (continued)

Year ending June 30	(RMB’000)	(US$’000)

2014	120,344	19,608
2015	101,060	16,466
2016	76,411	12,450
2017	50,690	8,259
2018	40,219	6,553
Thereafter	108,374	17,659
	497,098	80,995

Total rental expense was RMB3.8 million, RMB28.5 million, RMB158.9million and RMB101.3 million for the year ended December 31, 2010, six months ended June 30, 2011, and each of the years ended June 30, 2012 and 2013 respectively.

(2) Purchase commitments

Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2014, under all non-cancelable agreements are RMB32.1 million ($5.2 million).

(3) Commitment for capital expenditure

Year ending June 30	(RMB’000)	(US$’000)

2014	6,387	1,041

(4) Purchase of land – Corson Grain

The Company has committed to buy land as part of its purchase of the Corson Grain business. The property is to be purchased for RMB8.6 million ($1.4 million) in November 2013.

(5) Commitment for Investment in BioPacific Ventures

The Company has committed RMB66.9 million ($10.9 million) to an international fund, BioPacific Ventures established for investment in food and agriculture life sciences. The Company’s investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At June 30, 2013, RMB63.5 million ($10.3 million) has been drawn on the committed level of investment, which is accounted for under the cost method and included in other assets in the consolidated balance sheet.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

(6) Commitment for Investment in Beijing Zhongnong Seed Industry Co., Ltd

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences ("CNAAS"), one of the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest RMB35 million (of which RMB11 million has been paid as of June 30, 2013) for a 53.84% equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates. Since the restructuring of our research and development function and where the operation of Zhongnong has ceased, the Company did not make further investment in 2013. As Agria has other co-operation with CNAAS, no decision has been made in cancelling the investment agreement.

(7) Other commitment

In February 2013, PGW completed the contracting process for the Primary Growth Partnership (PGP) programme with the Ministry of Primary Industries. The PGP programme is a Seed and Nutritional Technology Development Programme with a six year life that aims to deliver innovative forages for New Zealand farms. As at June 30, 2013 total contributions of RMB1.5 million ($0.2 million) have been made to the programme. The amount of commitment to contribute to the partnership over the next 5 years and thereafter is RMB17.4 million ($2.8 million)

(8) Enterprise income tax

All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC.

As of June 30, 2013, the Company recognized approximately RMB3,759,000 ($612,000) of liabilities for unrecognized tax benefits and, in addition, approximately RMB3,928,000 ($640,000) of related interest and penalties.  The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation.

However, due to the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.  As of June 30, 2013, the Company classified all of the above liabilities for unrecognized tax benefits and related interest and penalties as current liabilities.

(9) Class action lawsuits

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

On June 7, 2011, the court granted final approval of the settlement and entered a final judgment resolving the case. The settlement amount is within the limit of our applicable insurance policies, and the settlement is not expected to have any significant impact on our financial position, results of operation or cash flows.

24.	Segment Reporting

The Company is an international agricultural company that it has three reportable segments which are China Seeds, International seeds, and AgriServices. China seed business consists primarily of research and development, production, marketing and distribution of three types of seeds: field corn seeds, edible corn seeds and vegetable seeds. International Seeds business through PGW’s AgriTech division, which comprises of seeds, nutrition and grain businesses. AgriServices business through PGW’s AgriServices division, which provides complimentary agricultural products and services to New Zealand and South American customers and international distributors. AgriServices comprises of retail, livestock, insurance, real estate, irrigation and pumping, wool and training. The Company's chief operating decision maker evaluates segment performance based on revenue and operating income (loss) by segment. The Company reports and classifies its corporate expenses and certain assets as either Regional Corporate (New Zealand) or Central Corporate (China).

The Company had no customers which accounted for 10% or more of the Company's revenues for the periods presented in the consolidated financial statements.

Operating Segment Information

	Year ended December 31, 2010	Six months ended June30, 2011	Year ended June 30, 2012	Year ended June 30, 2013	Year ended June 30, 2013
	RMB'000	RMB'000	RMB'000	RMB'000	USD'000
Revenue
China Seeds	29,022	60,829	52,772	104,382	17,008
International Seeds	—	353,034	2,235,571	2,140,530	348,768
AgriServices	—	612,305	4,630,464	3,651,050	594,885
Total	29,022	1,026,168	6,918,807	5,895,962	960,661

Operating income (loss)
China Seeds	5,158	19,758	1,717	3,714	605
Impairment loss on land use rights and non-current prepayments	—	—	—	(357,248)	(58,208)
Goodwill impairment loss	—	—	—	(318)	(52)
Total China Seeds	5,158	19,758	1,717	(353,852)	(57,655)

International Seeds	—	7,807	127,798	105,055	17,117
Goodwill impairment loss	—	—	—	(882,874)	(143,851)
Total International Seeds	—	7,807	127,798	(777,819)	(126,734)

AgriServices	—	21,297	228,313	209,103	34,071
Regional Corporate	—	(29,128)	(143,872)	(159,946)	(26,061)
Central Corporate	(92,266)	(50,824)	(71,449)	(47,898)	(7,805)
Total	(87,108)	(31,090)	142,507	(1,130,412)	(184,184)

Depreciation and amortization
China Seeds	5,408	2,831	1,162	4,066	662
International Seeds	—	1,080	18,530	17,566	2,862
AgriServices	—	3,284	11,793	12,663	2,063
Regional Corporate	—	2,284	12,482	8,806	1,435
Central Corporate	22,580	9,085	19,297	9,054	1,476
Total	27,988	18,564	63,264	52,155	8,498

Expenditure for additions to long lived assets
China Seeds	473	12,235	13,501	12,057	1,965
International Seeds	—	1,482	54,018	16,575	2,701
AgriServices	—	1,203	13,711	11,774	1,918
Regional Corporate	—	3,288	(2,065)	10,895	1,775
Central Corporate	95	52	297	185	30
Total	568	18,260	79,462	51,486	8,389

	As at June 30, 2011	As at June 30, 2012	As at June 30, 2013	As at June 30, 2013
	RMB'000	RMB'000	RMB'000	USD'000
Segment assets
China Seeds	107,222	182,935	252,623	41,162
International Seeds	2,149,864	2,036,031	1,530,102	249,308
AgriServices	885,140	994,918	1,064,898	173,510
Regional Corporate	3,011,052	299,134	406,405	66,218
Central Corporate	1,890,847	1,718,577	407,228	66,352
Total	8,044,125	5,231,595	3,661,256	596,550

Segment liabilities
China Seeds	58,194	108,363	163,105	26,576
International Seeds	1,204,116	1,049,835	713,622	116,275
AgriService	922,367	843,806	550,465	89,690
Regional Corporate	2,425,367	198,717	521,436	84,961
Central Corporate	788,998	447,770	466,104	75,945
Total	5,399,042	2,648,491	2,414,732	393,447

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

24.	Segment Reporting (continued)

Geographic Segment Information

In presenting information on the basis of geographical segments, segment revenues are attributed to countries based on location of customers. Segment assets are based on the geographical location of the assets.

Revenues

	Year ended December 31, 2010	Six months ended June 30, 2011 *	Year ended June 30, 2012	Year ended June 30, 2013	Year ended June 30, 2013
	RMB'000	RMB'000	RMB'000	RMB'000	US$'000
China	29,022	60,829	52,772	104,382	17,008
New Zealand	—	798,541	5,861,534	4,742,827	772,774
Australia	—	61,385	405,133	442,588	72,113
South America	—	104,326	597,469	606,165	98,766
United Kingdom	—	1,087	1,899	—	—
Total	29,022	1,026,168	6,918,807	5,895,962	960,661

Long-Lived Assets

	As at June 30, 2011	As at June 30, 2012	As at June 30, 2013	As at June 30, 2013
	RMB'000	RMB'000	RMB'000	US$'000
China	448,189	453,937	40,442	6,589
New Zealand	418,290	443,095	469,881	76,560
Australia	122,883	93,485	76,847	12,521
South America	21,058	43,738	31,513	5,135
United Kingdom	1,453	—	—	—
Total	1,011,872	1,034,255	618,683	100,805

*  Revenue from countries other than China represents only two months results as a result of PGW acquisition.

25.	Fair Value Measurement

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

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

		Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Year 2013
Assets

	Derivative financial instruments	—	3,176	—	3,176
	Other investments	52,855	—	—	52,855
		52,855	3,176	—	56,031
Liabilities
	Derivative financial instruments	—	14,681	—	14,681
		—	14,681	—	14,681
Year 2012
Assets
	Derivative financial instruments	—	17,274	—	17,274
	Other investments	35,384	—	—	35,384
		35,384	17,274	—	52,658
Liabilities
	Derivative financial instruments	—	8,780	—	8,780
		—	8,780	—	8,780

26.	Contingent liability:

Guarantees

The Company has a guarantee in respect of certain loans acquired by Heartland Building Society as part of the PGG Wrightson Finance Limited sale transaction on August 31, 2011. The value of the guaranteed loans as at June 30, 2013 was approximately RMB22.4 million ($3.7 million). The guarantee is contingent upon individual loans becoming impaired and put back to PGW during the three year guarantee period. Remaining guarantees are provided to banks of subsidiary companies for borrowings and to various other third parties.

PGG Wrightson Loyalty Reward Programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card (currently being transitioned to the new co-branded ASB Visa reward card). A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for. No losses are expected to arise from these contingent liabilities.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

27.	Prior year information comparable to transition period (unaudited)

Condensed Consolidated Balance Sheet as of June 30, 2010 (unaudited)

June 30, 2010
(RMB'000)
ASSETS
Current assets:
Cash and cash equivalents	604,892
Accounts receivable	247
Inventories	15,166
Prepayments and other current assets	7,067
Assets held for sale-current	278,103
Total current assets	905,475

Non-current assets:
Property, plant and equipment, net	24,370
Investment at fair value	511,899
Investment under equity method	6,995
Intangible assets, net	364,464
Goodwill	10,135
Non-current prepayments	40,247
Deferred tax assets	3,480
Assets held for sale-noncurrent	170,779
Total non-current assets	1,132,369
Total assets	2,037,844

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings	122,236
Income tax payable	2,477
Accounts payable	145
Accrued expenses and other liabilities	52,421
Liabilities classified as held for sale	55,960
Total current liabilities	233,239

Non-current liabilities:
Deferred tax liability	191,154
Total non-current liabilities	191,154
Total liabilities	424,393

Shareholders' equity:
Share capital (par value US$0.0000001 per share; 450,000,000,000 ordinary and 50,000,000,000 preferred shares authorized; 125,160,000 ordinary shares issued and outstanding at June 30, 2010)	—
Additional paid-in capital	2,390,036
Statutory reserves	76,954
Accumulated other comprehensive loss	(80,808)
Accumulated deficit	(772,731)
Total shareholders' equity	1,613,451
Total liabilities and shareholders' equity	2,037,844

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

27.	Prior year information comparable to transition period (unaudited) (continued)

Condensed Consolidated Income Statement for 6 months ended June 30, 2010 (unaudited)

For 6 months ended June 30 2010
(RMB'000)

Revenue	21,506
Cost of revenue	(12,670)
Gross profit	8,836

Operating expenses:
Selling, general and administrative expenses	(49,192)
Research and development expenses	(20)
Total operating expenses	(49,212)
Operating loss	(40,376)

Other income(expense)
Interest income	6,483
Interest expense	(1,667)
Exchange loss	(4,893)
Unrealized loss in investment	(65,086)
Other income	1,784
Loss before income tax	(103,755)
Income tax	(128)
Loss from continuing operations	(103,883)
Loss from discontinued operations	(1,314)
Net loss	(105,197)

Loss per ordinary share:
Loss per share from continuing operations – basic and diluted	(0.83)

Loss per share from discontinued operations – basic and diluted	(0.01)
Net Loss per share – basic and diluted	(0.84)

Weighted average number of ordinary shares outstanding:
Basic and diluted	125,160,000

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

27.	Prior year information comparable to transition period(unaudited) (continued)

Condensed Consolidated Cash flow statement for 6 months ended June 30, 2010 (unaudited)

Cash flows from operating activities:
Net loss	(103,755)
Adjustments to reconcile net loss to net cash provided by operating activities:
Unrealized loss in investment	65,091
Share-based compensation	8,659
Depreciation and amortization	15,178
Changes in operating assets and liabilities:
Accounts receivable	154
Inventories	7,824
Income tax payable	2,477
Accounts payable	(1,555)
Changes in other operating assets and liabilities	8,366
Net cash provided by operating activities	2,439

Cash flows from investing activities:
Payment for Investment in PGW convertible redeemable note (Note 3)	(169,646)
Acquisition of property, plant and equipment and other assets	(184)
Payment for acquisition of Beiao	(663)
Cash disposed of with the P3A disposal	(84,617)
Net cash used in investing activities	(255,110)

Cash flows from financing activities:
Proceeds from short-term borrowings	122,236
Net cash provided by financing activities	122,236

Effect of exchange rate changes on cash and cash equivalents	(2,498)

Net decrease in cash and cash equivalents	(132,933)
Cash and cash equivalents at the beginning of year	737,825
Cash and cash equivalents at the end of year	604,892

Discontinued operation:

Taiyuan Primalights III Agriculture Development Co., Ltd ("P3A"), a company incorporated under the laws of the People's Republic of China (the "PRC") on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep products and seedlings. In October 2003, China Victory International Holdings Limited ("China Victory"), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the "Acquisition") with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The

Acquisition was structured in this manner because of the aforementioned legal restrictions placed on foreign ownership.

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero Biotech Science & Technology Co., Ltd (the "WOFE" or "Agria China"). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements (collectively, the "Contractual Agreements") with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A's shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Company intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A's shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders' personal income tax and other statutory obligations arising from receiving such dividends or other distributions. During 2008, the number of shareholders in P3A changed from 4 individuals to 5 individuals, all of whom have entered into the Contractual Agreements. Agria China has a legal obligation to provide funding for all losses incurred by P3A.On July 13, 2010, the Company completed the disposition of P3A to Mr. Frank Xue, the president and a director of P3A. As a result of the transaction, Agria acquired from Mr. Xue and cancelled shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction. These shares were then cancelled by the Company. The Company retained existing leases of nine parcels of land totaling approximately 13,500 acres previously held by P3A. P3A has been presented as discontinued operations for all periods presented in the Company's consolidated financial statements. Mr. Xue was a related party of the Company since he is a director and president of P3A. Included in the loss from discontinued operations for the 6 months period ended June 30, 2010 is RMB20.3 million operating income from January 1, 2010 through the date of disposal and a RMB21.6 million loss on disposal, net of reversal deferred tax liabilities of approximately RMB 191.2 million.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

28.	Condensed Financial Information of the Company

Under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital, statutory reserve and net assets of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled approximately RMB652.2 million ($106.3 million) as of June 30, 2013.

Statements of operations

	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—	—	—	—
Cost of revenue	—	—	—	—	—
Gross profit	—	—	—	—	—
Operating expenses
General and administrative expenses	(26,293)	(8,151)	(13,934)	(12,233)	(1,993)
Total operating expenses	(26,293)	(8,151)	(13,934)	(12,233)	(1,993)
Operating loss	(26,293)	(8,151)	(13,934)	(12,233)	(1,993)
Interest income	385	47	114	2	-
Interest expense	(21)	(15)	(23)	(11)	(2)
Exchange gain (loss)	(70)	(317)	(1,206)	(618)	(101)
Equity in loss of subsidiaries and variable interest entities	(48,345)	26,446	(1,700)	(836,352)	(136,271)
Other income, net	19,557	357	767	171	28
Loss before income tax	(54,787)	18,367	(15,982)	(849,041)	(138,339)
Income tax	(4,384)	—	—	—
Net loss	(59,171)	18,367	(15,982)	(849,041)	(138,339)
Net loss attributable to ordinary shareholders	(59,171)	18,367	(15,982)	(849,041)	(138,339)

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

28.	Condensed Financial Information of the Company (continued)

Balance sheets	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Cash and cash equivalents	13,627	2,252	295	48
Prepayments and other current assets	7,968	7,720	645	105
Investment in subsidiaries and variable interest entities	1,452,256	1,446,657	544,577	88,731
Total assets	1,473,850	1,456,629	545,518	88,884

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Accrued expenses and other liabilities	34,122	7,613	10,037	1,635
Total liabilities	34,122	7,613	10,037	1,635

Shareholders’ equity
Share capital (par value US$0.0000001 per share; 450,000,000,000 ordinary and 50,000,000,000 preferred shares authorized; 125,160,000 and 110,766,600 ordinary shares issued and outstanding at December 31, 2009 and December 31, 2010, respectively)
Additional paid-in capital	2,271,491	2,275,099	2,273,170	370,380
Accumulated other comprehensive loss	(123,187)	(97,843)	(159,784)	(26,034)
Accumulated deficit	(708,576)	(728,240)	(1,577,905)	(257,097)
Total shareholders’ equity	1,439,728	1,449,016	535,481	87,249
Total liabilities and shareholders’ equity	1,473,850	1,456,629	545,518	88,884

Statements of Cash flows	2010	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:

Net Income/(loss)	(59,171)	18,367	(15,982)	(849,041)	(138,339)
Adjustments to reconcile net loss to net cash provided by used in operating activities:
Equity in loss of subsidiaries and variable interest entity	48,345	(26,446)	1,700	836,352	136,271
Change in operating assets and liabilities:
Prepayments and other current assets	(6,271)	1,515	247	7,075	1,153
Tax payable	—	—	—	—	—
Amount due from related parties	(390)	390	—	—	—
Accrued expenses and other liabilities	1,883	22,587	(26,509)	2,424	395
Net cash provided by (used in) operating activities	(15,604)	16,413	(40,544)	(3,190)	(520)

Cash flows from investing activities:
Investment in subsidiaries and variable interest entities	(38,852)	7,906	3,825	1,853	302
Net cash used in investing activities	(38,852)	7,906	3,825	1,853	302

Cash flows from financing activities:
Repurchase of ordinary shares	—	—	—	—	—
Net cash used in financing activities.	—	—	—	—	—

Effect of exchange rate changes on cash and cash equivalents	(16,838)	(28,038)	25,344	(620)	(101)
Net decrease in cash and cash equivalents	(71,294)	(3,719)	(11,375)	(1,957)	(319)
Cash and cash equivalents at the beginning of year	88,640	17,346	13,627	2,252	367
Cash and cash equivalents at the end of year	17,346	13,627	2,252	295	48

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010, six months ended June 30, 2011, and the years ended June 30, 2012 and 2013

28.	Condensed Financial Information of the Company (continued)

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

