Form 20-F
period 2014-06-30
AGRIA CORP
filed 2014-10-23
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 20-F

_________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014.

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

__________________________________

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

__________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	New York Stock Exchange

__________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,766,600 ordinary shares, par value $0.0000001 per share, as of June 30, 2014.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, our consolidated structured entities, and their subsidiaries and associates;

•	“P3A” refers to Taiyuan Primalights III Agriculture Development Co., Ltd., a limited liability company established in China, which was one of our consolidated structured entities until it was disposed of in July 2010;

•	“Zhongguan” refers to our consolidated structured entity, Shenzhen Zhongguan Agriculture Group Co., Ltd (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.), which is a limited liability company established in China;

•	“Ganxin” refers to Wuwei Ganxin Seeds Co., Ltd., the former 49% owned associate of Zhongguan, which was disposed of in May 2013;

•	“PGW” refers to PGG Wrightson Limited, in which we hold a 50.22% equity interest;

•	“PGG Wrightson Seeds” refers to PGG Wrightson Seeds Limited, a wholly-owned subsidiary held through PGW;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars” and “US dollars” are to the legal currency of the United States; and all references to “NZ$” is to the legal currency of New Zealand.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2014 and any other future period to differ materially from those described in any forward-looking statements made by us:

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

SPECIAL NOTE ON OUR FINANCIAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements as of and for the years ended June 30, 2014 and 2013 included in this Annual Report on Form 20-F have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. We adopted IFRS effective as of and for the fiscal year ended June 30, 2014 by applying IFRS 1: First-Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended June 30, 2013 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and have been restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in note 3, “Transition to IFRS,” in the accompanying audited consolidated financial statements in Item 8. In accordance with rule amendments adopted by the SEC, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time adopters of IFRS, we have only provided financial statements and financial information for two fiscal years ended June 30, 2013 and June 30, 2014 as presented under IFRS in this annual report on IFRS.

For the fiscal year ended June 30, 2014, we changed the presentation currency of our consolidated financial statements from the Renminbi to the U.S. dollar. We believe that the U.S. dollar is more appropriate than Renminbi for presenting our performance and financial position, due to the global nature of our operations, the worldwide recognition of the U.S. dollar, and the greater ease in making direct comparisons with industry peers and other US-listed companies. We have evolved from a China-based company into a group with global reach. We have a presence in various countries, including New Zealand, Australia, Uruguay, Brazil and Argentina, as well as exposure to customers in 47 countries across every continent through our international trading and seed multiplication businesses. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars in this annual report. As a result, all financial information contained herein is expressed in U.S. dollars, unless otherwise stated.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.	Key Information

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. The consolidated statements of profit or (loss) data for the year ended June 30, 2013 and 2014 and our consolidated financial position data as of June 30, 2013 and 2014 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods, and are prepared and presented in accordance with IFRS. We adopted IFRS effective as of and for the fiscal year ended June 30, 2014 by applying IFRS 1: First-Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended June 30, 2013 were originally prepared in accordance with U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only. A description of the principal differences between our previous accounting standards and IFRS and the impact of transition to IFRS is provided in note 3 to our consolidated financial statements included in this annual report.

In accordance with rule amendments adopted by the SEC, we do not provide a reconciliation to U.S. GAAP. Further, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, financial and operating data as of and for the three years ended June 30, 2010, 2011 and 2012 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

For the fiscal year ended June 30, 2014, we changed the presentation currency of our consolidated financial statements from the Renminbi to the U.S. dollar. We believe that the U.S. dollar is more appropriate than Renminbi for presenting our performance and financial position, due to the global nature of our operations, the worldwide recognition of the U.S. dollar, and the greater ease in making direct comparisons with industry peers and other US-listed companies. We have evolved from a China-based company into a group with global reach. We have a presence in various countries, including New Zealand, Australia, Uruguay, Brazil and Argentina, as well as exposure to customers in 47 countries across every continent through our international trading and seed multiplication businesses. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars in this annual report. As a result, all financial information contained herein is expressed in U.S. dollars, unless otherwise stated.

Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our consolidated financial statements for the years ended June 30, 2013 and 2014 have been audited by GHP Horwath, P.C., or GHP Horwath, an independent registered public accounting firm.

	For the Year Ended June 30,
	2014	2013
	$	$
	(In thousands, except per share data)
Consolidated Statements of Profit or (Loss) Data:
Revenue	1,023,571	940,194
Cost of sales	(764,995)	(700,377)
Gross profit	258,576	239,817
Other income	237	1,032
Operating expenses:
Employee benefits expenses	(126,086)	(117,873)
Research and development	(4,411)	(3,887)
Depreciation and amortization	(9,929)	(7,982)
Other operating expenses	(83,735)	(89,730)
Operating profit	34,652	21,377
Equity accounted earnings/(loss) of associates	2,094	(112)
Impairment loss on goodwill	-	(140,837)
Provision for impairment loss on land use rights and non-current prepayments	-	(56,968)
Non-operating items	4,750	(4,418)
Fair value adjustments	1,089	(1,531)
Profit before interest and tax	42,585	(182,489)
Net interest and finance costs	(9,285)	(12,385)
Profit/(loss) before tax	33,300	(194,874)
Income tax	(7,153)	(4,520)
Profit/(loss) for the year	26,147	(199,394)

Attributable to:
Equity holders of the Company	5,896	(137,166)
Non-controlling interests	20,251	(62,228)
	26,147	(199,394)

Earnings/(loss) per ordinary share:
Basic	0.05	(1.24)
Diluted	0.05	(1.24)

Weighted average number of ordinary shares outstanding:
Basic	110,766,600	110,766,600
Diluted	110,891,096	110,766,600

The following table presents a summary of our consolidated financial position data as of June 30, 2013 and 2014:

	As of June 30,
	2014	2013
	$	$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	13,958	43,342
Accounts receivable	193,146	165,610
Total assets	603,040	590,530
Total current liabilities	265,719	289,200
Share capital	-	-
Total equity attributable to equity holders of the Company	75,286	63,347
Non-controlling interests	140,526	115,562
Total equity	215,812	178,909

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We face risks related to PGW’s business and operations that may adversely affect our results of operations and financial condition.

A substantial portion of our revenues have been, and we expect will continue to be, derived from PGW, and therefore our revenues have been and will continue to be directly tied to the business and operations of PGW. PGW is New Zealand’s leading provider of agricultural services and its business is spread across the agriculture, livestock, merchandising, insurance, real estate, irrigation and pumping and financial services sectors, all of which may be subject to various risks and factors beyond our control. If PGW’s business and operations are not as successful as we expect or its revenues do not reach levels that we expected when we acquired our shareholding in it, our results of operations and financial condition may be materially and adversely affected.

We are dependent on the rural sectors in the markets where we operate.

Our revenues and results of operations depend significantly on the prospects of the New Zealand, Australian and South American rural sectors where we operate. Our prospects also depend, to a significant extent, on positive farmer sentiment both in New Zealand and the other countries where we operate, which can be affected by a wide range of factors outside our control. The following are key factors and risks that can have a material impact on the performance of the rural sector and farmer sentiment and in turn our business performance:

•	Fonterra milksolids payout: The dairy sector in New Zealand is heavily influenced by the Fonterra payout announcements each year, which determine dairy farmers’ cash flows and returns for the upcoming season. Farm financial performance is heavily determined by this metric and drives on-farm investment and expenditure decisions and subsequent demand for our products and services.

•	Climate conditions: The rural sectors in the markets where we operate are exposed to volatile climate conditions, particularly given the adverse effects on farming caused by droughts or floods. The Australian rural sector is particularly susceptible to drought, which has the potential to result in a material adverse impact on that country’s agricultural revenue.

•	Commodity price and volume: Prices and sales volumes for agricultural commodities such as lamb, beef, wool and dairy products are key factors affecting farm financial performance. Farm financial performance dictates farmer expenditure, which significantly influences demand for our products and services and, in turn, our revenues and results of operations.

•	Regulatory changes: Changes to the regulatory structure of the New Zealand, Australian or South American rural economies could either expand or reduce the range of products and services required by farmers and other rural sector participants.

•	Animal health and crop conditions: An outbreak of animal or crop disease may dramatically reduce production or restrict the ability of our clients to sell their stock or production on domestic and international markets.

•	International trade barriers: Barriers in the form of foreign government subsidies and quota restrictions can restrict the ability of New Zealand, Australian and South American industries to sell their agricultural commodities in international markets and can also affect the price at which such commodities are sold.

•	Environmental regulations: Changes to environmental regulations and the resulting compliance burdens on PGW or its customers could adversely impact PGW’s future performance.

We may not be able to compete successfully in the markets and sectors we which it operate.

The agricultural services sector and other markets in which we operate are competitive. The market share of our competitors may increase and our market share may decrease as a result of various factors, including a change in consumer preferences toward products or services offered by competitors, pricing (including pricing reductions due to “forced sales” by any competitors in financial distress or having an oversupply of products), payment terms, terms of business and promotional strategies implemented by competitors, improved distribution of competitors’ products or services in each market, and enhanced price competitiveness due to exchange rate fluctuations, lower costs of production or otherwise. Additionally, new competitors may attempt to enter the markets in which we operate by offering products or services at lower prices to gain market share, which would negatively impact our performance and results of operation.

Our seeds production and trading may be subject to certain risks.

We produce and procure seeds from a variety of sources. However, the sources of our seeds supply are subject to risks associated with growing crops, including natural disasters (such as drought), pestilence, plant diseases, insect infestations and man-made disasters (such as contamination). In addition, seeds inventories can be affected by other man-made interventions, such as arson. Our ability to trade seeds internationally is also dependent on biosecurity controls imposed by importing countries. Changes in regulations or a failure of our products to meet the required standards could result in us being unable to sell seeds or meet customer demand, which would adversely affect our business prospects and results of operation.

Extreme weather conditions and other natural or man-made disasters could damage our production and adversely affect demand from end users/farmers, which would cause a material reduction in revenues.

Customer demand for our products are subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of seeds and other products that we produce could be materially adversely affected by extreme weather conditions or natural disasters; similarly, the end users of our seed products could also be adversely affected and as a result harming our sales and profitability. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We do not have insurance to protect against such risks. As a result, extreme weather conditions and other natural disasters may affect our customers’ demand for our products, which would adversely affect our business prospects and results of operation.

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

During the year ended June 30, 2014, we outsourced the production of our corn seeds to production companies in Gansu, Xinjiang, Guangdong, Hunan and Zhejiang provinces. While the seed production in China in fiscal 2013 and 2014 was not material to our operation (less than 5% of our group seed production), our ability to continue or expand production relies on arrangement with village collectives to produce our seed products.

In the year ended June 30, 2014, through our production base in Xinjiang and cooperation with our suppliers, we had access to approximately 618 acres of farmland primarily through contractual arrangements with village collectives for corn seed production. In the event that prices for other crops increase, these village collectives and production companies may decide to farm other crops in breach of our leases and seed production agreements with them or, following the expiration of our leases, lease the land to our competitors or other parties. If the land policy changes so that we are unable to continue to lease land, if a significant number of village collectives refuse to lease land to us upon the expiration of their current leases or if a significant number of production companies are unable to fulfill their contractual obligations to us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of seeds and our revenues. Such disruptions could also damage our relationships with our distributors and customers if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more to lease land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.

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

Our key strategic priorities require our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships. In April 2011, we completed our acquisition of 50.01% of equity interest in PGW, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally. In September 2009, we acquired Agria NKY Seeds Co., Ltd., or NKY, a company engaged in research and development, production, distribution and sale of edible corn seeds and field corn seeds. We are also at various stages of discussions regarding potential investments in seed companies with proprietary seed varieties.

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

In July 2010, we divested P3A to Mr. Zhixin Xue, the president and a director of P3A, by transferring all of our interest in P3A to Mr. Xue. Following the completion of the divestiture, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction. The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by us. However, we were unable to find commercially viable uses for these land parcels, and subsequently recorded an impairment provision of approximately $57.0 million for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future.

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

We rely on contractual arrangements with our consolidated structured entities for our China operations, which may not be as effective in providing control over our operating entity as direct ownership.

Because PRC regulations currently restrict foreign ownership of corn seed companies directly in China, we have no equity ownership interest in our consolidated structured entities and must rely on contractual arrangements to control and operate it. Our contractual arrangement with our consolidated structured entities and their individual shareholders may not be as effective in providing control over the entity as direct ownership. In the future, our consolidated structured entities may fail to take actions required for our business despite its contractual obligation to do so. Our consolidated structured entities are able to transact business with parties not affiliated with us. If our consolidated structured entities fail to perform under its agreements with us, we may have to rely on legal remedies under PRC law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of our consolidated structured entities would always act in our best interest.

Our growth prospects may be materially and adversely affected if we are unable to develop or acquire new products.

The majority of the products provided by our seeds business are upstream products ultimately used by farmers. The profitability of our business depends on sustained and recurring orders from our direct customers, which include distributors, breed improvement and reproductive stations and other intermediaries. Reorder rates are uncertain due to several factors, many of which are beyond our control. These factors include changing customer preferences, competitive price pressures, failure to develop new products to meet the evolving demands of farmers, the development of higher-quality products by our competitors and general economic conditions. If we are unable to develop or acquire additional products that meet the demands of farmers, or if our competitors develop products that are favored by farmers, our growth prospects may be materially and adversely affected and our revenues and profitability may decline.

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

The global financial markets have experienced significant disruptions since 2008 and the effects of the crisis have persisted to the present. We and our subsidiary PGW primarily operate in New Zealand, Australia, South America and China. Weak economic conditions and decreased agricultural commodity demand and prices across the world as a result of a global economic downturn may have a negative impact on agricultural production and the rural economies in New Zealand, Australia, South America and China. Lower commodity prices reduce farmers’ income and weaken their confidence in the development of agricultural business. In turn, this may limit their ability or lessen their willingness to use more expensive agricultural products, including the ones we produce. There are still great uncertainties regarding economic conditions and the demand for agricultural commodities. Any turbulence in the international markets and economies and prolonged declines in agricultural commodity demand and prices in New Zealand, Australia, South America and China may adversely affect our business, revenues and results of operations.

We have limited insurance coverage on our assets in China and any uninsured loss or damage to our property, business disruption or litigation may result in our incurring substantial costs.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. Other than automobile insurance on certain vehicles and property and casualty insurance for some of our assets, we do not have insurance coverage on our assets or inventories, nor do we have any business interruption, product liability or litigation insurance for our operations in China. As of June 30, 2014, seed inventory in China operation was not material to our group operation (approximately 5% of our group seed inventory). We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured loss or damage to property, business disruption or litigation may result in our incurring substantial costs and the diversion of our resources, which may materially adversely affect our results of operations, financial condition and/or liquidity.

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

We face risks and costs associated with our strategic partnerships, agreements and investments that may negatively impact our business, results of operations and financial condition.

We have entered into strategic partnerships and agreements with certain parties from time to time. We may not realize the anticipated benefits of our strategic partnerships and agreements, and we face risks, uncertainties and disruptions associated with the integration process, such as diversion of our management’s attention from other business concerns. In addition, our operating results may suffer because of costs related to the strategic partnerships and potential additional investments required to commercialize the research.

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

We control PGW through our majority ownership of Agria Asia Investments Limited, or Agria Asia Investments, which indirectly holds a 50.22% shareholding in PGW. However, we have entered into shareholder agreements with Ngai Tahu Capital Limited, or Ngai Tahu, and New Hope International (Hong Kong) Limited, or New Hope International, the minority shareholders of Agria Asia Investments, which contain provisions protecting the rights of minority shareholders, including those that would require the unanimous shareholder approval for certain decisions. Additionally, certain decisions with respect to PGW may require super-majority shareholder approval, which our 50.22% shareholding does not ensure. Furthermore, we may be ineligible to vote on related party transactions between PGW and us, and such related party transactions may not be approved by PGW’s remaining shareholders. As such, restrictions on our ability to exercise control over PGW may adversely affect our business, results of operations and financial condition.

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

In addition to the genetic traits and the quality of our products, the performance of our products depends on climate, geographic conditions, cultivation method, farmers’ degree of knowledge and other factors including agronomy conditions. Moreover, different production methods might result in inconsistent quality. These factors can result in sub-optimal production yields. Farmers generally attribute sub-optimal production yields to lower quality agricultural raw materials. In addition, inconsistent quality of products may also result in the unwillingness of consumers to purchase products or pay for products already purchased that they consider to be sub-standard.

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

We have adopted a share incentive plan and granted share options under the plan. We are required to account for share-based compensation in accordance with International Financial Reporting Standard 2: “Share-based Payment”, under which the fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any services and non-market performance vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.

Fluctuation in the value of various currencies may materially adversely affect your investment.

The value of the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

Our financial statements are expressed in United States dollar, which is our reporting currency. Most of the revenues and expenses of PGW and dividends that we receive from PGW are denominated in the New Zealand dollar. The revenues and most of the expenses of seeds business in China, which are derived from our consolidated structured entities, are denominated in Renminbi. Additionally, our functional currency and the functional currency of Agria Group Limited (formerly known as Aero-Biotech Group Limited), or Agria Group, China Victory International Holdings Limited, or China Victory, Agria Hong Kong Limited, or Agria Hong Kong, Agria Asia International Limited, or Agria International, Agria Biotech Overseas Limited, or Agria Overseas, Agria Asia Investments, and Agria (Singapore) Pte. Ltd., or Agria Singapore, is the United States dollar. The functional currency of Agria Corporation (New Zealand) Limited, or Agria New Zealand, and PGW is the New Zealand dollar. The functional currency of Aero Biotech Science & Technology Co., Ltd., or Agria China, Agria Brother Biotech (Shenzhen) Co., Ltd., or Agria Brother, and our consolidated structured entities is the Renminbi. To the extent that we need to convert US dollars or New Zealand dollars into Renminbi for our operations, appreciation of the Renminbi against the US dollar and the New Zealand dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into US dollars for the purpose of dividend distribution or for other business purposes, appreciation of the US dollar against the Renminbi would negatively affect the US dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.

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

We face risks related to health epidemics and other outbreaks or acts of terrorism, which could result in reduced demand for our products or disrupt our operations.

Our business could be materially and adversely affected by an outbreak of H1N1 influenza A, avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of the world, including a few confirmed human cases and deaths. Since 2009, human cases of H1N1 influenza A virus infection have been identified internationally. Any prolonged recurrence of H1N1 influenza A, avian flu, severe acute respiratory syndrome or other adverse public health developments in countries where we operate may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could adversely affect our business operations. Any of these events could adversely affect the global economy and cause an immediate and prolonged drop in consumer demand. An immediate and prolonged drop in consumer demand could severely disrupt our business operations and adversely affect our results of operations. Furthermore, a significant portion of our revenues are derived from government customers, which may reduce their spending on our products during a crisis, which could adversely affect our results of operations and could probably be difficult to recover once the threat has subsided.

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

Most of our operations in China are conducted through our contractual arrangements with our consolidated structured entities and their individual shareholders. PRC regulations currently restrict foreign ownership of corn seed companies. For a description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Seed Law, Animal Husbandry Law and Other Relevant Regulations—Seed Law and Other Relevant Regulations.” We have entered into contractual arrangements with our consolidated structured entities, and their individual shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over our consolidated structured entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our consolidated structured entities and their individual shareholders.”

If we or either of our PRC subsidiaries or structured entity or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted), the relevant PRC regulatory authorities, including the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, or SAFE, and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:

•	revoking our consolidated structured entities’ business and operating licenses;

•	confiscating relevant income and imposing fines and other penalties;

•	prohibiting or restricting our consolidated structured entities’ operations in China;

•	requiring us or our consolidated structured entities to restructure their ownership structure or operations; or

•	imposing conditions or requirements with which we or our subsidiaries or our consolidated structured entities may not be able to comply.

The imposition of any of these penalties could materially adversely affect our ability to conduct our business.

The shareholders of our consolidated structured entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter into agreements to derive economic benefits from our consolidated structured entities, which may materially and adversely affect our business and financial condition.

The shareholders of our consolidated structured entity in the PRC may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control our consolidated structured entities, and receive economic benefits from their operations. They may not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and to honor their contracts with us in order for us to effectively control our consolidated structured entities and to receive the economic benefits of our consolidated structured entities. If we cannot resolve any conflicts of interest or disputes that may arise between us and the shareholders of our consolidated structured entities or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Any limitation of PRC law and regulations on the ability of our subsidiaries and structured entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business.

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and our structured entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and our structured entity in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make payments to us according to the contractual agreements. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and our structured entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

Pursuant to the PRC enterprise income tax law that became effective on January 1, 2008, or 2008 EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the implementing rules of the 2008 EIT Law, or Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation promulgated a circular setting out the criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are not controlled by PRC enterprises or groups of PRC enterprises like us. Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the 2008 EIT Law and the Implementing Rules effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Victory, our wholly owned subsidiary and the direct holder of 100% equity interest in Agria China and Agria Brother, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or Mainland and Hong Kong Taxation Arrangement, and the Notice in Relation to the Dispatch of Schedule of Agreed Tax Rates on Dividends issued by the State Administration of Taxation (State Taxation Circular No. 112 (2008)), dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

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

On April 12, 2013, the State Administration of Taxation released the “Opinion on Implementing the Dividends Provision under the Tax Arrangement between Mainland China and Hong Kong in Cases involving Beneficial Ownership (Shuizonghan [2013] No. 165, hereinafter referred to as ‘Opinion 165’)” in response to inquiries made by several Hong Kong companies applying for beneficial ownership status under the dividends provision of the Double Taxation Avoidance Agreement between Mainland China and Hong Kong. Opinion 165 clarifies five of the seven “unfavorable factors” in determining beneficial ownership as addressed in Notice No. 601 discussed above. Those clarifications, however, do not provide additional guidance on whether or not China Victory is a resident enterprise discussed above.

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

Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. However, the Chinese government has provided incentives to high-technology companies and agricultural companies in order to encourage the development of the high-technology and agricultural industries. These incentives include reduced tax rates, subsidies and other measures. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a full exemption from the EIT for the fiscal years 2007 to 2009. As a result of the 2008 EIT Law and its Implementing Rules, Agria China’s EIT exemption ended on December 31, 2007, and Agria China is subject to EIT at a rate of 25% from 2008 onwards.

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

We conduct our business in China primarily through our subsidiaries and our consolidated structured entities. Our operations in China are governed by PRC laws and regulations. Our subsidiaries and our consolidated structured entities are generally subject to laws and regulations applicable to foreign investments in China, and in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

SAFE recently promulgated the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Investing and Financing Overseas and Roundtrip Investment via Special Purpose Vehicles, or Circular No. 37, in July 2014, which replaced and rescinded Circular No. 75. Subject to the Circular No. 37, domestic residents, individuals or institutions are required to register with the SAFE before they invest in special purpose vehicles with legitimate assets or equity interests inside and outside the PRC. Failure to comply with the registration procedures set forth in the Circular No. 37 may result in restrictions imposed on the subsequent foreign exchange activities of the relevant domestic residents, including the remitting back of dividends and profits. Domestic residents who invest in special purpose vehicles with legitimate assets or equity interests inside and outside the PRC prior to the implementation of the Circular No. 37, but fail to conduct the foreign exchange registration of overseas investments shall submit an explanatory statement and state the reasons to the bureau of foreign exchange administration. The bureau of foreign exchange administration may allow complementary registration under the principles of legality and legitimacy. In event of any violation of foreign exchange regulations by domestic residents who apply for the aforesaid complementary registration, administrative penalty would be imposed in accordance with relevant laws.

There is a risk that not all of our shareholders and beneficial owners who are PRC residents will comply with any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders and beneficial owners to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to our shareholders could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange.”

In addition, under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or Individual Foreign Exchange Rules, issued on January 5, 2007 by SAFE and the Notice on Issues Related to Foreign Exchanges on Domestic Individuals’ Participation in Employee Share Option or Incentive Plan of Overseas Listed Companies on February 15, 2012, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our structured entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The PRC Property Law may affect the perfection of the pledge in our pledge agreements with our consolidated structured entities and their individual shareholders.

Under the equity pledge agreements among our consolidated structured entities, the individual shareholders of our consolidated structured entities pledged all of their equity interests in our consolidated structured entities to Agria Brother. The equity pledge agreements were duly created by recording the pledges on the register of individual shareholders of our consolidated structured entities in accordance with the PRC Security Law and the PRC Contract Law. The purpose of the equity pledge agreements is to guarantee our consolidated structured entities’ performance of their obligations under the exclusive technology development, technical support and service agreements, the exclusive call option agreements and the loan agreements. However, according to the PRC Property Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local Administration for Industry and Commerce. Our consolidated structured entities have attempted to register the pledge, but the applications for registration have not been processed due to the lack of registration procedures. Our consolidated structured entities will continue to make efforts to register such pledge when the local Administration for Industry and Commerce implements registration procedures. If our consolidated structured entities are unable to do so, the pledges may be deemed ineffective under the PRC Property Law. If our consolidated structured entities or their individual shareholders breach their obligations under the agreements with Agria Brother, there is a risk that Agria Brother may not be able to successfully enforce the pledges and would need to resort to legal proceedings to enforce their contractual rights.

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

Based on the market price of our ADSs and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2014. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are or were a PFIC during any taxable year during which a U.S. Holder holds ADSs or ordinary shares, as we were in certain previous taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

As of the date of this annual report, our principal shareholder, Mr. Guanglin Lai, beneficially owned 45.1% of our total outstanding shares, with approximately 20.0% owned by the next four biggest shareholders (based on the latest publicly available information known to us). This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

A. History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations primarily in New Zealand, Australia, South America and China. We commenced operations in January 2004 through P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Agria Group, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China in Beijing, China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities.

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

In September 2009, we acquired, through our subsidiary, now known as Agria Singapore, a 19.01% equity interest in PGW. In January 2011, Agria Singapore made a partial takeover offer to the shareholders of PGW to acquire an additional 31.0% of the shares in PGW. On April 29, 2011, we completed this acquisition and increased our shareholding of PGW to 50.01%. In June 2011, our shareholding in PGW was increased to 50.22% as a result of share repurchases made by PGW.

In July 2010, we divested P3A to Mr. Zhixin Xue, the president and a director of P3A. Agria China assigned to Mr. Xue all of our rights, interests, duties, liabilities and obligations under our contractual agreements with P3A in exchange for 11.5% of our issued and outstanding share capital immediately prior to the transaction. As a result of the divestiture, we ceased to operate the corn seed, sheep products and seedling businesses that were previously operated through P3A.

As a result of our acquisition of a controlling stake in PGW and our divestiture of P3A, we completed our transition from a PRC agricultural company to a global agricultural company with operations and networks servicing New Zealand, Australia, South America, China and various international markets. While our business in China is not significant as at June 30, 2014, this may increase materially in the future.

B. Business Overview

Overview

We are a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices.

•	Seed and Grain. This business segment is engaged in research and development, production, and sale of seed products, including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

•	Crop Protection, Nutrients and Merchandise. This business segment operates an extensive chain of retail stores that supply farm input materials, including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

•	Rural Services. This business segment offers a variety of services critical to the agricultural economy, including:

•	Livestock. Livestock agents for sheep, beef, dairy, and deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;

•	Wool. Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing;

•	Irrigation and Pumping. Design, construction, installation and servicing of irrigation and pumping systems;

•	Real Estate. Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and

•	Insurance. Insurance brokerage providing a range of market-leading insurance products.

Our total revenues increased from $940.2 million in the year ended June 30, 2013 to $1,023.6 million in the year ended June 30, 2014. We recorded a net loss of $199.4 million in the year ended June 30, 2013 and a net profit of $26.1 million in the year ended June 30, 2014.

Our revenues by segment and by geographical location are shown as follows:

	For the Year Ended June 30,
	2014		2013
	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue
Seed & Grain	385.0	37	375.1	40
Crop Protection, Nutrients & Merchandise	406.3	40	357.3	38
Rural Services	232.3	23	207.8	22
Total	1,023.6	100	940.2	100

	For the Year Ended June 30,
	2014		2013
	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue
New Zealand	851.7	83	756.3	80
Australia	69.9	7	70.6	8
South America	92.1	9	96.7	10
China	9.9	1	16.6	2
Total	1,023.6	100	940.2	100

Seed & Grain

Seeds

Our seeds business is the largest southern hemisphere supplier of commodity and proprietary forage seed primarily to New Zealand, Australia, South America, China and various international markets. Our seed product range includes grass seeds, seed treatment products, forage legumes, forage brassicas, herb seeds, pea seeds and turf seeds. We are a market leader in New Zealand in forage, brassicas and turf and a market leader in Australia in proprietary and commodity forage products, and have a strong presence in South America through various investments in Uruguay, Argentina and Brazil. Our seed products are focused on improving overall farm productivity and performance. Our seeds business is also involved in the turf seeds market in New Zealand and Australia for application in sports grounds, parks and lawns. The seeds segment is supported by a strong research base and commercializes new products through internal research and development, breeding and evaluation programs and joint venture research partnerships. The seeds business has a number of proprietary seeds that provide superior margins and a large number of new cultivars in development. Our seeds business in China consists primarily of research and development, production, marketing and distribution of field corn seeds and edible corn seeds.

Grain

Our grain business is New Zealand’s largest domestic grain brokerage and marketing service. The business specializes in the supply of cereal seeds to arable farmers together with crop drying and storage activities in maize in the North Island and grain brokerage services throughout New Zealand. Key product categories include feed wheat, milling wheat, malting barley, feed barley, maize and proprietary cereals. The grain division has strong relationships with growers via a network of field representatives throughout key cropping areas.

Crop Protection, Nutrients & Merchandise

Our rural supplies business provides goods and services to the rural sector, farm input materials including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols. Currently, on-farm technical sales representatives providing advice and technical assistance in conjunction of product orders and network of retail stores in New Zealand. Our fruitfed supplies business is a horticulture service and supply business providing grower clients with agronomic advice, technical expertise and products such as chemicals, fertilizers, pollination products and frost protection products. This business has 96 retail stores and over 220 dedicated staff, supported by an in-house team of more than 130 technical field representatives, who provide advice to customers to help increase their productivity.

Rural Services

Livestock

Our livestock business comprises New Zealand’s largest group of livestock representatives (approximately 260 in total) managing a variety of relationships between farmers, meat processors, livestock exporters and stud-stock breeders and buyers. Our livestock representatives also facilitate the buying and selling of livestock on behalf of clients (at auction or privately on-farm), and provide advice in relation to livestock genetics, stocking and animal evaluation, valuation and selling and buying strategies.

Real Estate

We operate a national rural real estate business conducted through a team of sales representatives with specialized knowledge of the rural property market.

Irrigation and Pumping

Irrigation and pumping is an integrated irrigation business including system design, construction and service with a primary focus on the design and installation of “turnkey” irrigation and pumping projects for arable, pastoral and dairy platforms.

Wool

We are New Zealand's principal nationwide woolbroker and the world's largest supplier of crossbred wools. We handle and market all types of wool using a variety of sales methods, including auction, private sale and forward contracts.

Insurance

We offer a range of specialized insurance products delivered in conjunction with New Zealand insurance brokers, AON and Vero. Insurance products include farm insurance, domestic insurance, livestock insurance, crop insurance and business insurance.

Agriculture New Zealand Training

Agriculture New Zealand, or AgNZ, is a national multi-site private training establishment owned by our Group. AgNZ is registered and accredited with the New Zealand Qualifications Authority to deliver approved training courses at levels 1-6 on the New Zealand National Qualifications Framework.

Other Rural Services

Other rural services represent regional administration, finance commission and other related activities.

Research and Development

We conduct research and development primarily in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies and varieties of corn from third parties.

Our Seed & Grain business has a strong emphasis on research and development, extensive experience in plant breeding and has developed management practices to ensure that best use of cultivars on farm. This research ensures that any cultivars introduced into the market will perform under temperate farming systems with the goal of increasing on-farm productivity and profitability. To support this objective, we have developed relationships with key primary research partners including:

•	Grasslands Innovation Limited: a joint venture between PGG Wrightson Seeds and AgResearch Ltd, New Zealand’s largest Crown Research Institute, or CRI, which specializes in forage grass and clover breeding. Grasslands Innovation has delivered significant innovations to the pastoral market including leading cultivars and the hugely successful AR37 endophyte technology;

•	Forage Innovations Ltd: a joint venture between PGG Wrightson Seeds and Plant & Food Research Ltd, New Zealand’s specialist CRI dedicated to food technology research. Forage Innovations has recently delivered the step-change technology of herbicide-tolerant brassicas to the New Zealand market;
25

•	INIA-GIL joint breeding programme: a joint venture between PGG Wrightson Seeds and INIA, Uruguay’s largest government owned agricultural research institute, that has developed and delivered Uruguay’s first locally bred forage technologies to the market;

•	Universities of Queensland and New South Wales, Australia: research collaborations that are developing sub-tropical and dryland forage innovations respectively;

•	University of Wisconsin, USA: research collaboration that is developing forage innovations for the continental or winter-tolerant environment; and

•	Chinese Academy of Agricultural Sciences, or CNAAS: we entered into a strategic cooperation framework agreement with CNAAS, delivering novel hybrid field crops and providing for future cooperation across the spectrum of agricultural research. Under this agreement, we have preferential rights to partner with CNAAS in commercializing their research results. Established in 1957, CNAAS comprises 39 research institutes across China, covering all major areas of the agricultural sector, including advanced research in the development of horticulture and livestock. CNAAS employs over 5,000 scientists and research engineers and controls one of the largest germplasm banks in the world.

In New Zealand, we have established a pre-eminent research and development center, Kimihia Research & Development Centre, near Lincoln, New Zealand. It carries out various research and development programs and draws on genetic material sourced from New Zealand, Australia, South America and includes breeding partnerships with leading research organizations from around the world.

Additionally, we collaborate with a number of universities and research institutions to develop advanced technologies, including the Beijing Academy of Agriculture and Forestry Sciences, or BAAFS, China Agricultural University, China Northwest Agriculture and Forestry University and Dongyang Corn Research Institute in Zhejiang Province. We worked with BAAFS in the cultivation, demonstration, promotion and commercialization of new strains of edible corn seeds.

The various partnerships give us access to leading proprietary innovation in a variety of crop species including corn, forage crops and cereal crops. An additional benefit that comes from these partnerships is preferential access to numerous leading academics and technicians that are experts in their chosen field. Research institutes gain the benefit of seeing their innovations being commercialized and delivered to market in a timely and professional manner.

Our global research and development team currently consists of 87 research professionals and staff.

As of June 30, 2014, through acquisitions and our research and development, we own the rights to:

•	over two hundred proprietary forage varieties (grass, clover, brassica);

•	four patented forage novel endophyte strains;

•	sixteen proprietary edible corn seed varieties;

•	twenty proprietary field corn seed varieties;

•	dozens of proprietary cereal grain varieties (wheat and barley);

•	several proprietary summer and annual crops (sunflower, sorghum); and

•	several proprietary and branded seed coating technologies.

We have established approximately 40 testing sites for the evaluation and selection of new varieties. These sites are based in multiple locations across 10 different countries covering all the major markets and different climatic zones.

Seasonality of Operations

We are subject to significant seasonal fluctuations. In particular, seeds and livestock revenues are significantly weighted to the second half of the fiscal year. The seasonality of seeds revenue reflects the fact we operate in geographical zones that suit autumn harvesting and sowing. The seasonality of livestock revenue reflects the fact that New Zealand generally has spring calving and lambing, resulting in more livestock trading in the second half of the fiscal year in order for farmers to maximize their income.

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

In January 2011, Agria Singapore made a partial takeover offer for an additional 31.0% of the shares in PGW at the offer price of NZ$0.60 per share to in order to bring its total shareholding in PGW to 50.01%. The total consideration paid by Agria Singapore, excluding transaction expenses for the shares acquired under the partial offer, was NZ$141.0 million. The partial takeover offer was completed in April 2011, at which point we held a 50.01% interest in PGW. Our shareholding in PGW was subsequently increased to 50.22% by the end of June 2011 as a result of share repurchases made by PGW.

To finance the partial takeover offer of PGW, Agria Group subscribed for additional equity in Agria Asia Investments valued at $55.3 million for a combination of cash, expenses already incurred on behalf of Agria Asia Investments and expenses that we agreed to incur on behalf of Agria Asia Investments. Agria Asia Investments also received additional financing in the form of new share subscriptions from third parties, with $20.0 million from New Hope International, a subsidiary of New Hope Group, and NZ$15.0 million from Ngai Tahu, a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures. After the completion of share subscriptions, the equity interest in Agria Asia Investments was as follows:

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

Divestiture of P3A

Historically, our principal operating entity was P3A, which had three production lines: corn seed, sheep products and seedlings. P3A’s financial and operating performance had declined since 2007. In July 2010, we completed our divestiture of P3A.

Through the transaction, we acquired from Mr. Xue and cancelled shares representing 11.5% of our issued and outstanding share capital immediately prior to the transaction in exchange for the transfer of all of Agria’s interest in P3A to Mr. Xue.

The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by us. However, we were unable to find commercially viable uses for these land parcels, and subsequent recorded an impairment provision of approximately $57.0 million for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future.

Investments and Strategic Partnerships

In September 2009, we entered into an agreement to acquire NKY. Under the terms of the agreement, Zhongguan, our consolidated structured entity acquired 100% of the equity of NKY for RMB5.0 million. Previously, in June 2008, we had purchased the production and sales rights to two corn seeds owned by NKY, JKN2000 and JKN120.

In October 2009, we entered into a strategic cooperation framework agreement with CNAAS, which provides for future cooperation across the spectrum of agricultural research. In October 2009, we agreed to invest RMB35 million in Beijing Zhongnong Seeds Industry Co., Ltd., or Zhongnong, a seed company based in China, for a 53.84% equity interest in Zhongnong. We invested RMB11.0 million in Zhongnong from 2009 to 2011. Through our cooperation with CNAAS, we were licensed the commercial rights to ZhongDan909, one of our key seed products.

In February 2013, PGW completed the contracting process for a Primary Growth Partnership program, or PGP Program, with the New Zealand Ministry for Primary Industries, or MPI. PGG Wrightson Seeds is spearheading the PGP Program with Grasslanz Technology Limited, a New Zealand government-owned company engaged in science and research, to deliver innovative forages for New Zealand farms. The PGP Program is valued at NZ$14.6 million, with government PGP funding contributing NZ$7.15 million over six years. The seed and nutritional technology development PGP Program aims to develop new technologies that improve animal productivity and animal health, while overcoming adverse environmental impact.

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

In November 2013, we entered an agreement to establish the China National (Yangling) Plant Variety Rights Trading Center, or the Center. The Center will be an institution sponsored by the PRC Ministry of Agriculture in order to promote research and commerce in crop plant varieties that can thrive in the vast regions of dry land in China.

Intellectual Property

We conduct research and development primarily in cooperation with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our Seed and Grain business segment, including its turf division, which is supported by a strong research base and commercializes new products through internal research and development, breeding and evaluation programs and joint venture research partnerships.

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

A number of seed cultivars are protected by plant variety rights and plant breeders’ rights in New Zealand, Australia and other markets. Certain cultivars are also provided by seed certifications in various jurisdictions. We also protect our intellectual property through a portfolio of registered trademarks and patents, confidentiality clauses in employment contracts and staff education.

Regulation

We derive a substantial majority of our revenues in New Zealand. We are subject to a number of regulations in New Zealand related to its agricultural operations, including the following:

•	Agricultural Compounds and Veterinary Medicines Act 1997. The New Zealand Food Safety Authority administers the Agricultural Compounds and Veterinary Medicines Act. The scope of this Act includes regulatory control of agricultural compounds (veterinary medicines and plant compounds), and their importation, manufacture, sale and use. This Act regulates all animal health products sold by us.

•	Animal Products Act 1999. MPI administers the Animal Products Act and the Animal Products (Ancillary and Transitional Provisions) Act and various regulations made under these Acts. They regulate the production and processing of animal material and animal products traded and used in New Zealand, or exported from New Zealand, to manage associated risks and facilitate overseas market access. The Animal Products Act requires all animal products traded and used to be “fit for intended purpose”. This means they must meet New Zealand animal product standards. These Acts impact the products that we sell for animal consumption and use on animals.

•	Animal Welfare Act 1999. The Animal Welfare Act relates to the welfare of animals and the prevention of their ill treatment, and provides for the development and issue of codes of welfare. This Act applies to our livestock operations.

•	Biosecurity Act 1993. The MPI administers the Biosecurity Act, which provides a legal basis for excluding, eradicating and effectively managing pests and unwanted organisms. Its power can be widely used by the MPI, other government agencies, regional councils and pest management agencies. It is an enabling tool that provides a range of functions, powers and options for the management of risk organisms. This Act regulates our operations at sale yards and livestock movements.

•	Food Acts 1981 and 2014. The Food Act 1981 regulates domestic food and ingredients produced or sold in New Zealand. The new Food Act 2014 aims to give food businesses the tools to manage food safety themselves based on the level of risk associated with the kinds of food produced. Over the next 21 months, MPI will be developing regulations, tools and guidance. When the new Act comes fully into force, which will be by March 1, 2016, it will replace the Food Act 1981. After this time, food businesses will transition in groups into the new rules over a staggered three year period. We have obligations under the Food Act 1981 as it will under the new law in relation to components of food that it sells.

•	National Animal Identification and Tracing Act 2012, or NAIT Act. The NAIT Act sets up the NAIT scheme which links people, property and livestock in New Zealand. Under the scheme, cattle and deer are traced using NAIT approved radio frequency identification device ear tags. Once tagged, these animals are registered in a national database and the details recorded include the animal's location, movements in the animal's life, and contact details for the person in charge of that animal. This provides traceability for individual animals, to enhance New Zealand's ability to respond quickly if there is a biosecurity incursion such as a disease outbreak. We have detailed obligations in relation to livestock we transact under this Act.

•	Wine Act 2003. The Wine Act establishes an integrated regime for the production and export of wine. The objectives of the Wine Act include setting standards for identity, truthfulness in labelling, and safety of wine, and minimizing and managing risks to human health arising from the making of wine and ensuring compliance with wine standards. We have obligations under the Wine Act in relation to components of wine that it sells.
29

•	Auctioneers Act 2014. This sets out what information a person needs to provide to become registered as an auctioneer. The new registration system is administered by the Ministry of Business, Innovation and Employment. It replaces the licensing system administered by the Ministry of Justice under the Auctioneers Act 1928 and the Auctioneers Regulations 1958. We are registered under the new Act.

Our subsidiary, PGW, a New Zealand listed company, is also subject to various other New Zealand rules and regulations applicable to listed companies in New Zealand and the rules and regulations of the other markets where it operates, namely Australia and South America.

While our business in China is not significant at present, it may increase materially in the future. Our business in the PRC is regulated by the following rules and regulations:

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

Pursuant to the Animal Husbandry Law, entities or individuals engaged in production of breeder livestock or poultry, or engaged in the commercial production of new-born livestock or poultry, must obtain a Permit for the Production and Business Operation of Breeding Livestock and Poultry, or Husbandry Permit. Entities and individuals engaged in the production of ova, frozen sperm, embryos or other genetic materials must obtain a Husbandry Permit from the State Council’s stockbreeding and veterinary administrative departments through their respective provincial agencies. The approval level of the Husbandry Permit varies depending on the permitted scope and content.

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

Under the PRC Law on Agricultural Product Quality Safety, issued on April 29, 2006 and declared effective on November 1, 2006, an entity engaged in the production of agricultural products must maintain production records and retain data relating to production for two years.

Under the PRC Law on Animal Epidemic Prevention, issued on July 3, 1997 and revised on August 30, 2007 and June 29, 2013, animals and/or animal products to be sold or transported require quarantine certificates and quarantine inspection marks or seals. Shanxi province’s Regulations on Animal Epidemic Prevention require business operators to report to their local supervisory institutions or animal quarantine officers of animal epidemic prevention where such operators are domiciled, and to submit to inspections and quarantines of animals and animal products. The level of inspection varies depending on the uses for such animals or animal products.

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

Under Article 38 of the PRC Law on Administration of Urban Real Estate, or Urban Real Estate Law, issued on July 5, 1994 and revised on August 30, 2007, real property that has not been registered and for which a title certificate has not been obtained in accordance with the law cannot be transferred. Under Article 39 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must be met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) where the investment or development involves a real estate construction project, more than 25% of the total amount of investment or development must have been made or completed; (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose must have been confirmed; and (v) title certificate for a building is required in the event that real estate is transferred with a finished building.

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

In accordance with the Regulation on the Approval and Registration of Foreign Investment Enterprises in the Agricultural Seed Industry, issued and effective on September 8, 1997, investors may establish foreign-invested crop seed companies provided that they have satisfied the following requirements: (i) the company’s PRC investors must have obtained necessary approvals for crop seed production and operation and submitted the business to any necessary examinations; (ii) the foreign investors must be equipped with relatively advanced research breeding capabilities, seed production technologies and good corporate management and possess a positive business reputation; (iii) the investors must be able to introduce or adopt outstanding domestic or foreign species or seed resources and advanced seeds technologies and facilities; (iv) the registered capital of companies engaged in the production of cereal, cotton and oil products seeds must be no less than $2 million, and the registered capital of companies engaged in the production of other crop seeds must be no less than $0.5 million; and (v) the company’s PRC investors’ equity ownership in the foreign-invested cereal, cotton and oil products seeds enterprises must be more than 50%. Pursuant to this regulation, foreign investors are not permitted to establish foreign-invested crop seed distribution enterprises or wholly foreign-owned crop seed enterprises in China.

Intellectual Property

The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001 and August 30, 2013, protects the proprietary rights of registered trademarks. The State Administration for Industry and Commerce’s Trademark Office handles trademark registrations and grants an initial term of ten years to registered trademarks. Upon the initial term’s expiration, a second term of ten years may be granted under a renewal. Trademark license agreements must be filed with the Trademark Office or a regional office. In addition, if a registered trademark is recognized as a well-known trademark, the proprietary right of the trademark holder may be extended beyond the registered scope of products and services to which the trademark relates.

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

In May 20 2011, SAFE issued the Circular of the SAFE on Printing and Distributing the Operational Rules on Foreign Exchange Administration for Financing and Return Investments by Domestic Residents through Special-Purpose Overseas Companies, or No.19 [2011] of SAFE, which became effective as of July 1, 2011. No.19 [2011] of SAFE further clarifies the administrative principles and relevant issues in the application of the SAFE Notice 75 and to simplify the operational process.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in investing and Financing Overseas and Roundtrip Investment via Special Purpose Vehicles, or Circular No. 37, in July 2014, which replaced and rescinded SAFE Notice 75. Subject to the Circular No. 37, domestic residents, individuals or institutions, are required to register with the bureau of foreign exchange administration before they invest in special purpose vehicles with legitimate assets or equity interests inside and outside the PRC. Failure to comply with the registration procedures set forth in the Circular No. 37 may result in restrictions imposed on the subsequent foreign exchange activities of the relevant domestic residents, including the remitting back of dividends and profits. Domestic residents who invest in special purpose vehicles with legitimate assets or equity interests inside and outside the PRC prior to the implementation of the Circular No. 37, but fail to conduct the foreign exchange registration of overseas investments shall submit explanatory statement and state the reasons to the bureau of foreign exchange administration. The bureau of foreign exchange administration may allow complementary registration under the principles of legality and legitimacy. In event of any violation of foreign exchange regulations by domestic residents who apply for the foresaid complementary registration, administrative penalty would be imposed in accordance with relevant laws.

M&A Rule

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or M&A Rule, which became effective on September 8, 2006. The M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings.

While the application of this regulation remains unclear and to a certain extent has not been practically enforced, we believe that CSRC approval was not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2014:

Equity interest.

Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement.

Contractual arrangements including Loan Contract, a Power of Attorneys, an Exclusive Call Option Agreement, an Equity Pledge Agreement, an Letters of Undertaking, and Statement of Spouse.

(1)	Consisting of Ms. Juan Li, the wife of Mr. Guanglin Lai and Mr. Fulin Lai, the brother of Mr. Guanglin Lai, the Chairman of our board of directors and a beneficial owner of our ordinary shares,

(2)	Ms. Juan Li holds 95% and Mr. Fulin Lai holds 5%.

We conduct our business in China through contractual agreements with our consolidated structured entities, Zhongguan, Shenzhen NKY Seeds Co., Ltd. (formerly known as Shenzhen Agria Agricultural Co., Ltd.), or Shenzhen NKY, and Shenzhen PGW Seeds Co., Ltd. (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.), or Shenzhen PGW Seeds, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with our consolidated structured entities and their individual shareholders enable us to:

•	exercise effective control over our consolidated structured entities;

•	receive substantially all of the earnings and other economic benefits from our consolidated structured entities to the extent permissible under PRC law in consideration for the services provided by Agria Brother; and

•	have an exclusive option to purchase all or part of the equity interests of our consolidated structured entities in each case when and to the extent permitted by PRC law.

In addition, the individual shareholders of our consolidated structured entities have executed letters of undertaking to remit all of the dividends and other distributions received from our consolidated structured entities to Agria Brother, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in our consolidated structured entities at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and the current shareholders of our consolidated structured entities. We have the legal obligation to provide funding for all losses incurred by our consolidated structured entities.

D. Property, Plant and Equipment

P3A, which we divested in July 2010, entered into long-term lease agreements with local government and village collectives for approximately 13,500 acres of land with remaining durations of approximately 8 to 26 years and all rental payments was prepaid in full. P3A had previously used this land for sheep breeding. As part of the divestiture of P3A, we retained our interest in this land. However, we were unable to find commercially viable uses for these land parcels, and subsequent recorded an impairment provision of approximately $57.0 million for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future.

In China, we have a production plant in Xinjiang province for the primary production of corn seeds and fine processing plants in Beijing and Henan province.

We have several sale yards and woolstores in New Zealand for its Rural Services division and storage and processing facilities in New Zealand, Australia and Uruguay for its Seed and Grain division. In fiscal 2014, we acquired 40 properties previously leased by us, including retail stores, sale yards and processing facilities in New Zealand, for total consideration of $26.8 million.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. Our consolidated financial statements and the financial information discussed below, have been prepared in accordance with IFRS. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first time adoption of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended June 30, 2014 and 2013 and no comparative data for prior years has been included. See note 3 to our consolidated financial statements for an explanation of how the transition from U.S. GAAP to IFRS has affected the reported financial position, financial performance and cash flows of our Company.

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

	For the Year Ended June 30,
	2014		2013
	$’000	% of Revenue	$’000	% of Revenue
Revenue	1,023,571	100.0	940,194	100.0
Cost of sales	(764,995)	(74.7)	(700,377)	(74.5)
Gross profit	258,576	25.3	239,817	25.5
Other income	237	0.0	1,032	0.1
Operating expenses:
Employee benefits expense	(126,086)	(12.3)	(117,873)	(12.5)
Research and development	(4,411)	(0.4)	(3,887)	(0.4)
Depreciation and amortization	(9,929)	(1.0)	(7,982)	(0.8)
Other operating expenses	(83,735)	(8.2)	(89,730)	(9.5)
Operating profit	34,652	3.4	21,377	2.3
Equity accounted earnings/(loss) of associates	2,094	0.2	(112)	0.0
Impairment loss on goodwill	-	0.0	(140,837)	(15.0)
Provision for impairment loss on land use rights and non-current prepayments	-	0.0	(56,968)	(6.1)
Non-operating items	4,750	0.5	(4,418)	(0.5)
Fair value adjustments	1,089	0.1	(1,531)	(0.2)
Profit/(loss) before interest and tax	42,585	4.2	(182,489)	(19.4)
Net interest and finance costs	(9,285)	(0.9)	(12,385)	(1.3)
Interest income	1,591	0.1	2,213	0.2
Interest expense	(11,161)	(1.1)	(16,178)	(1.7)
Derivatives not in qualifying hedge relationships	2,680	0.3	(2,665)	(0.3)
Exchange gain/(loss)	(2,395)	(0.2)	4,245	0.5
Profit/(loss) before tax	33,300	3.3	(194,874)	(20.7)
Income tax	(7,153)	(0.7)	(4,520)	(0.5)
Profit/(loss) for the year	26,147	2.6	(199,394)	(21.2)

Attributable to:
Equity holders of the Company	5,896	0.6	(137,166)	(14.6)
Non-controlling interests	20,251	2.0	(62,228)	(6.6)
	26,147	2.6	(199,394)	(21.2)

Revenue

Our revenue increased from $940.2 million in the year ended June 30, 2013 to $1,023.6 million in the year ended June 30, 2014.

Revenues from our seed and grain segment represent sale of seed products including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

Revenues from our crop protection, nutrients and merchandise segment represent sale of goods and services to the rural sector, farm input materials including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment.

Revenues from our rural services segment represent commission income for livestock trading, wool trading, insurance brokerage, real estate brokerage.

Costs of Revenue

Seed and grain cost of sales primarily consist of (i) payments made to companies to whom we outsource production of our seed products, and (ii) direct costs associated with the treatment, dressing and other value added activities we perform on our seed products prior to them being ready for sale.

Crop protection, nutrients and merchandise cost of sales primarily consist of payments to suppliers of agrichemicals, fertilizers and other farm inputs which are sold into the New Zealand agriculture sector through our merchandising store network.

Rural services cost of sales primarily consist of (i) payments for livestock acquired for stock fattening programs, (ii) payments for livestock purchased for the purposes of live export, and (iii) payments to suppliers of capital farm equipment, including irrigation systems which are sold through our various other business units.

Operating Expenses

Our employee benefits expenses primarily consist of salaries, share-based payments, compensation and benefits for administrative, sales finance and human resources personnel and director fees.

Our research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities, as well as amortization of seed variety rights.

Our depreciation and amortization expenses primarily consist of depreciation of property, plant and equipment and amortization of land use rights, acquired technology and software.

Our other operating expenses primarily consist of selling and general and administrative expenses, including provisions for bad debts, travel and other expenses associated with our corporate and administrative activities as well as advertising in magazines, promotion expenses and other marketing related expenses.

Since we adopted the 2007 share incentive plan in July 2007, options to purchase a total of 3,344,000 ordinary shares were granted to our officers, directors and employees and remained outstanding as of June 30, 2014. We have not granted any options or other or equity incentives to any employee, director or consultant before July 2007.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 3,344,000 ordinary shares that were granted to our officers, directors and employees on July 4, 2007, July 19, 2007, December 7, 2007, February 1, 2008, May 27, 2008, June 5 2008, June 12, 2008, September 5, 2008, December 5, 2008, October 13, 2009, May 21,2010, June 1, 2010 and August 19, 2011 and remained outstanding, total unrecognized compensation costs are estimated to be approximately $6,000 as of June 30, 2014 based on an assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the remaining vesting period of about two months.

Interest income and interest and financing expense

Interest income primarily consists of interest earned on our cash and cash equivalents and restricted cash deposits.

Interest and financing expense comprises interest and facility fees paid on our bank loans.

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

PRC Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China enacted a new tax law, the 2008 EIT Law, which became effective on January 1, 2008. Under the new tax law, foreign invested enterprises and domestic companies are subject to EIT at a uniform rate of 25% and any tax exemption, reduction and preferential treatments which are applicable only to foreign invested enterprises will be revoked. Agria China, our wholly-owned subsidiary established in March 2007 in China, was initially granted a “tax holiday” for a full exemption from EIT for the fiscal years 2007 to 2009. As a result of the EIT law passed in March 2007 and its related implementation rules, our “tax holiday” exemption ceased on December 31, 2007, and Agria China has been subject to EIT at a rate of 25% since January 1, 2008. Agria Brother, our wholly-owned subsidiary established in April 2008 in Shenzhen, China is subject to EIT at a rate of 25%. Zhongguan, our consolidated structured entity established in November 2008, is subject to EIT at a rate of 25%.

Under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and therefore subject to PRC EIT at the rate of 25% on their worldwide income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” We may be considered a resident enterprise and may therefore be subject to a 25% PRC income tax on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and structured entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business.”

PRC Value-Added Tax

In accordance with the relevant tax laws in the PRC, value-added tax is levied on the invoiced value of sales and is payable by purchasers. A PRC company is required to remit the value-added tax it collects to the tax authorities but may deduct the value-added tax it has paid on eligible purchases.

Results of Operations

Year ended June 30, 2014 compared to year ended June 30, 2013

Revenue

Our revenue increased by 9% from $940.2 million in the year ended June 30, 2013 to $1,023.6 million in the year ended June 30, 2014.

Seed and grain revenue increased by 3% from $375.1 million in fiscal year 2013 to $385.0 million in fiscal year 2014, primarily due to increase in grain sales and seeds revenue from New Zealand. Favorable trading conditions in New Zealand resulted in a greater volume sold of proprietary grasses, maize, and CleancropTM Brassica system. In Australia, a higher volume of proprietary products was sold.

Crop protection, nutrients and merchandise revenue increased by 14% from $357.3 million in fiscal year 2013 to $406.3 million in fiscal year 2014, primarily due to improved performance resulted from initiatives to develop better technical expertise and customer service skills within sale force, combined with enhancements to logistics systems. Strong sales growth also reflected higher confidence in the dairy sector, increased investment by farmers in fruit production, and market share growth in key value-added categories related to agronomy inputs, in particular agricultural chemicals and fertilizers.

Rural services revenue increased by 12% from $207.8 million in fiscal year 2013 to $232.3 million in fiscal year 2014, primarily due to revenue from Irrigation and Pumping increased by 44%, Wool increased by 31% and Real Estate increased by 27%. For Irrigation and Pumping business, we expanded our presence across all of New Zealand via the acquisition of a complementary irrigation and pumping business. Results were also enhanced by strong demand created by wind damage experienced by many clients in New Zealand’s Canterbury region. For Wool business, higher revenue was driven by strong growth in export sales and higher wool price. For Real Estate business, it experienced an exceptionally good year, due mainly to successful transactions for a number of large farms and a farm portfolio. Activity was driven by strength in the dairy sector. The drop of revenue from Livestock was offset by the growth of the three businesses mentioned above.

Cost of Sales and Gross Profit

Our cost of sales increased by 9% from $700.4 million in fiscal year 2013 to $765.0 million in fiscal year 2014, which was in line with sales growth. Gross profit increased by 8% from $239.8 million in fiscal year 2013 to $258.6 million in fiscal year 2014.

Other Income

Other income decreased from $1.0 million in fiscal year 2013 to $0.2 million in fiscal year 2014, primarily due to decrease in dividend income from Heartland New Zealand investment as the investment was sold in August 2013.

Employee Benefits Expense

Employee benefits expense increased by 7% from $117.9 million in fiscal year 2013 to $126.1 million in fiscal year 2014, which was in line with the sales growth.

Research and Development

Research and development expenses increased by 14% from $3.9 million in fiscal year 2013 to $4.4 million in fiscal year 2014, as we put more resources in research and development activities.

Depreciation and Amortization

Depreciation and amortization expenses increased by 24% from $8.0 million in fiscal year 2013 to $9.9 million in fiscal year 2014, primarily due to increase in amortization on software.

Other Operating Expenses

Operating expenses decreased by 7% from $89.7 million in fiscal year 2013 to $83.7 million in fiscal year 2014, primarily due to better cost control implemented during the year.

Operating Profit

As a result of the foregoing factors, operating profit increased by 62% from $21.4 million in fiscal year 2013 to $34.7 million in fiscal year 2014.

Equity Accounted Earnings of Associates

Equity accounted earnings of associates recorded profit of $2.1 million in fiscal year 2014, compared to loss of $0.1 million in fiscal year 2013, which was mainly contributed by share of profits of 4Seasons Feeds Limited in fiscal 2014.

Impairment Loss on Goodwill

For the year ended June 30, 2013, we recognized an impairment loss on goodwill of $140.8 million. A number of factors, including the overall financial performance and the share price of PGW, recognition of goodwill impairment loss in the consolidated financial statements of PGW, the slower than expected recovery in the Australian market following poor weather and trading conditions were considered. These conditions were reflected in our operating results and cash flow for the quarter ended June 30, 2013. As a result, we have reconsidered the above factors and re-evaluated growth and trend estimate in its future cash flow and value-in-use models. The goodwill impairment assessment process was conducted at the cash generating units. We determined the fair value based on value-in-use calculations. Detail of the assessment is set out in note 28 of the consolidated financial statements. Based on the assessment test of goodwill, the recoverable amount was lower than the carrying amount of the goodwill and it was concluded that carrying amount of goodwill of approximately $140.8 million was impaired.

Provision for Impairment Loss on Land Use Rights and Non-current Prepayments

As previously disclosed, we assessed the appropriate revenue generating opportunities on the approximately 13,500 acres of land which was retained by us following the divestiture of P3A. The relevant land parcels were acquired in the time when we were engaged in the sheep breeding business, which has since ceased after disposal of P3A. Since then, we have explored, apart from finding third-party tenants, long-term viable alternative commercial use of the land parcels, especially with respect to trial plantation of grass varieties. Extensive trial plantation of grass was conducted over the last several years. These trial plantations and their latest results and evaluations completed in late 2012 indicated that it would not be economically viable to carry out large scale commercial plantation on this land. After completion of the trial plantations, we engaged a separate and independent professional valuer to evaluate the value of the land. The independent valuation was received in February 2013 and indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible alternatives that these land parcels could be used. Without clear visibility as to its cash flow generating capacity in the foreseeable future, we determined that it was appropriate to record an impairment provision of $57.0 million for fiscal year 2013, which was the aggregate sum of our unamortized prepayments for the land. While we will continue to maintain our legal rights (subject to certain risks detailed in Item 3. Key Information—D. Risk Factors) as to the land parcels as part of our divestiture arrangement of P3A, we do not anticipate to derive significant future economic benefit from the land parcels in the foreseeable future.

Non-operating Items

Non-operating items recorded gain of $4.8 million in fiscal year 2014, which mainly consists of gain on disposal of 4Seasons Feeds Limited, gain on defined benefit superannuation plan and bargain gain on an insignificant acquisition of business, compared to a loss of $4.4 million in fiscal year 2013, which primarily includes loss on onerous property lease and loss on disposal of 49% equity investments in Ganxin.

Fair Value Adjustments

Fair value adjustments recorded gain of $1.1 million in fiscal year 2014, compared to loss of $1.5 million in fiscal year 2013, which was primarily driven by the change in fair value of biological assets.

Net Interest and Finance Costs

Our net interest and finance costs decreased from $12.4 million in fiscal year 2013 to $9.3 million in fiscal year 2014, primarily due to decrease in facilities fees and interest expense as loan balances were lower than last year.

Profit/(Loss) before Tax

As a result of the foregoing factors, we had profit before tax of $33.3 million in fiscal year 2014, compared to loss before tax of $194.9 million in fiscal year 2013.

Income Tax

Our income tax expenses increased from $4.5 million in fiscal year 2013 to $7.2 million in fiscal year 2014, primarily due to increase in profit.

Profit/(Loss) for the Year

As a result of the foregoing factors, we had profit for the year of $26.1 million in fiscal year 2014, compared to loss for the year of $199.4 million in fiscal year 2013.

Profit/(Loss) Attributable to Non-controlling Interests

Of the $26.1 million profit for fiscal year 2014, $20.3 million was attributable to non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore; and the 19.19% of Agria Asia Investments not owned by Agria Group. Of the $199.4 million loss for fiscal year 2013, $62.2 million was attributable to non-controlling interests, primarily consisting of non-controlling interests’ share of impairment loss on goodwill of $69.9 million. The non-controlling interests primarily represent (i) non-PGW shareholders of subsidiaries of PGW; (ii) the 49.78% of PGW not owned by Agria Singapore; and (iii) the 19.19% of Agria Asia Investments not owned by Agria Group.

Profit/(Loss) Attributable to Equity Holders of the Company

As a result of the foregoing factors, profit attributable to equity holders of the Company was $5.9 million fiscal year 2014 and loss attributable to equity holders of the Company was $137.2 million for fiscal year 2013.

Critical Accounting Policies

We prepare financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period, and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Basis of Consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities or variable interest entities) over which we have control. We control an entity where we are exposed to, or have rights to, variable returns from its involvement with the entity and have the ability to affect those returns through its power to direct the activities of the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to us. They are deconsolidated from the date that control ceases.

Business Combination

We apply the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by us. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interests recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the profit or loss.

Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions – that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which we have significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Our investment in associates includes goodwill identified on acquisition.

Our share of its associates’ post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivables from associates are recognized as a reduction in the carrying amount of the investment.

Where our share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between us and its associates are eliminated to the extent of our interests in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

Transactions Eliminated on Consolidation

Intra-group balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of our interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The consolidated financial statements include the financial statements of the Company, its subsidiaries and structured entities for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its structured entities are eliminated upon consolidation.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The chief operating decision-makers include the board of directors and senior management team at corporate level.

Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of our entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss.

Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to New Zealand dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to New Zealand dollars at exchange rates at the date of the transactions.

Foreign currency differences are recognized in other comprehensive income and the Foreign Currency Translation Reserve, or FCTR. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

The functional currency of the Company, Agria Group, China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the U. S. dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and the consolidated structured entities is the RMB. The presentation currency of the Company is U.S. dollar.

Income Recognition

Recognition of Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

Sales Revenue

Sales revenue comprises the sale value of transactions where we act as a principal and the commission for transactions where we act as an agent.

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Irrigation Contracts

The revenue on work-in-progress is recognized when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognize in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognized as soon as it is foreseen.

Investment Income

Investment income is recognized when earned. Dividends are recognized when received, or accrued when declared and approved for distribution prior to balance date.

Interest and Similar Income and Expense

For all financial instruments measured at amortized cost, interest income or expense is recorded at the effective interest rate, which is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the original effective interest rate applied to the new carrying amount.

We recognize interest revenue, management fees, and establishment fees on an accruals basis when the services are rendered using the effective interest rate method.

Fee and Commission Income

Fees arising from negotiating or participating in the negotiation of a transaction for a third party are recognized on completion of the underlying transactions. Fees or components of the fees that are linked to certain performance are recognized after fulfilling the corresponding criteria.

Income Tax

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	the initial recognition of goodwill; or

•	differences relating to subsidiaries, associates and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantially enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be recognized.

Earnings per Share

We present basic and diluted earnings per share, or EPS, data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares.

Financial Instruments

Non-derivative Financial Assets

Non-derivative financial assets comprise investments in equity and debt securities, finance receivables, trade and other receivables, cash and cash equivalents and intercompany advances. We adopted IFRS 9 (2009) Financial Instruments from the transition date of first-time adoption of IFRS. IFRS 9 (2009) requires that an entity classifies its financial assets at either amortized cost or fair value depending on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

We initially recognize financial assets on the trade date at which we become a party to the contractual provisions of the instrument.

Financial assets are initially measured at fair value. If the financial asset is not subsequently measured at fair value through profit and loss, the initial investment includes transaction costs that are directly attributable to the asset's acquisition or origination. We subsequently measure financial assets at either fair value or amortized cost.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost using the effective interest method and net of any impairment loss, if:

•	the asset is held within a business model with an objective to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

Our policy on impairment is the same as that applied to its consolidated financial statements as at and for the year ended June 30, 2013 for loans and receivables.

Financial assets measured at fair value

Financial assets other than those classified as financial assets measured at amortized cost are subsequently measured at fair value with all changes recognized in profit or loss.

However, for investments in equity instruments that are not held for trading, we may elect at initial recognition to present gains and losses through other comprehensive income. For instruments measured at fair value through other comprehensive income gains and losses are never reclassified to profit and loss and no impairments are recognized in profit and loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of investment.

Investments in equity securities of subsidiaries, associates and joint ventures are measured at cost in the separate financial statements of the Company.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of our cash management are included as a component of cash and cash equivalents.

Trade and Other Receivables

Trade and other receivables are stated at their amortized cost less impairment losses.

Non-derivative Financial Liabilities

Interest-bearing Borrowings

Interest-bearing borrowings are classified as other financial liabilities and are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate method.

Trade and Other Payables

Trade and other payables are stated at cost.

Derivative Financial Instruments

We use derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. In accordance with Treasury policy, we do not hold or issue derivative instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognized initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship (see below).

Cash Flow Hedges

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

Impairment

The carrying value of our assets is reviewed at each reporting date to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount exceeds its recoverable amount. Impairment losses directly reduce the carrying value of assets and are recognized in profit or loss unless the asset is carried at a revalued amount in accordance with another standard.

Impairment of Equity Instruments

We assess at each reporting date whether there is objective evidence that a financial asset or group of assets is impaired. In the case of equity instruments that are not held for trading, we may elect to present gains and losses through other comprehensive income. If no election is made fair value gains and losses are recognized in profit or loss.

Impairment of Trade Receivables

Trade receivables are considered past due when they have been operated outside of the normal key trade terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

Accounts receivables include accrued interest. Specific provisions are maintained to cover identified doubtful debts.

Impairment of Finance Receivables

Finance receivables are considered past due when they have been operated by the counterparty out of key terms, the facility has expired, and in managements view there is no possibility of the counterparty operating the facility within key terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

Finance receivables include accrued interest and are stated at estimated net realizable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts.

The recoverable amount of our investments in held-to-maturity debt instruments and receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with short duration are not discounted.

Impairment losses on an individual basis are determined by an evaluation of the exposures on an instrument by instrument basis. All individual instruments that are considered significant are subject to this approach.

All known losses are expensed in the period in which it becomes apparent that the receivables are not collectable.

Non-financial Assets (including goodwill)

The carrying amounts of our non-financial assets, other than biological assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. For goodwill and intangible assets that have indefinite lives, the recoverable amount is estimated at each reporting date.

An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates, exceeds the recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in profit or loss. Impairment losses recognized with respect to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or unit.

In determining the fair value using value in use, regard is given to external market evidence.

An impairment loss with respect to goodwill is not reversed. With respect to other assets losses recognized in prior periods are assessed at each reporting date for any indications that the loss may have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying value of the asset does not exceed the carrying value that the asset would have had, net of depreciation or amortization, if no impairment loss had been recognized.

Determination of Fair Values

A number of our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability.

Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

Intangible Assets

The fair value of intangible assets acquired in a business combination is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Biological Assets

The fair value of biological assets is based on the market price of similar assets at the reporting date. The market price of biological assets intended for export is determined by recent transactions in the market place. The fair value of biological assets intended for domestic processing is determined by applying the market price of stock weight offered by meat processors to the stock weight at the reporting date less any point of sale costs including transportation.

Stock counts of livestock quantities are performed by us at each reporting date.

Investments in Equity

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to the market price, unless other objective reliable evidence suggests a different value. Other investments where no active market exists are held at historical cost.

Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Derivatives

The fair value of forward exchange contracts is based on broker quotes, if available. If broker quotes are not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price at the reporting date for the residual maturity of the contract using a risk-free interest rate based on government bonds.

The fair value of interest rate swaps is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract using market interest rates for a similar instrument at the reporting date.

Non-derivative Financial Instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

Biological Assets

Biological assets are measured at fair value less point-of-sale costs, with any change therein recognized in profit or loss. Point-of-sale costs include all costs that would be necessary to sell the assets including transportation costs.

Inventories

Finished Goods

Raw materials and finished goods are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis, and, in the case of manufactured goods, includes direct materials, labor and production overheads.

Wholesale Seeds

Wholesale seeds inventory is stated at the lower of cost or net realizable value and comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition.

Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are sated at the lower of carrying amount and fair value less costs to sell.

Intangible Assets

Computer Software

Computer software is a finite life intangible and is recorded at cost less accumulated amortization and impairment. Amortization is charged on a straight line basis over an estimated useful life between 3 and 10 years. The estimated useful life and amortization method is reviewed at the end of each annual reporting period.

Goodwill

Goodwill represents the excess of the cost of the acquisition over our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost less accumulated impairment losses. Impairment loss with respect to goodwill is not reversed. With respect to equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss when incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Research and development expenditure on the development of new seed cultivars is recognized in profit or loss as incurred. Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.

Land Use Rights

Prepaid land use rights are recorded at the amount paid less accumulated amortization and impairment losses. Amortization is provided on a straight-line basis over the term of the agreements of 19 years.

Acquired Technologies

Acquired technologies, which consist primarily of purchased technology know-how related to the production of corn seeds, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 to 15 years.

Property, Plant and Equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to us and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment is recognized in profit or loss as incurred.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. All other borrowing costs are expensed as they are incurred.

Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each item of property, buildings, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives for the current and comparative periods are between 3 and 40 years for plant and equipment and 50 years for buildings. Depreciation methods, useful lives and residual values are reassessed at reporting date.

Leasing Commitments

Leases in terms of which we assume substantially all of the risks and rewards of ownership are classed as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized on the statement of financial position. Amounts payable under operating lease arrangements are recognized in profit or loss.

Employee Benefits

Defined Benefit Pension Plan

Our net obligation with respect to defined benefit pension plans is calculated by estimating the future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of our obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to us, the recognized asset is limited to the lower of the net assets of the plan or the current value of the contributions holiday that is expected to be generated. Actuarial gains and losses are recognized directly in other comprehensive income and the defined benefit plan reserve in equity.

The IFRS Interpretations Committee has provided clarification with regards to IAS 19 Employee Benefits (2011) as to whether the discount rate used to calculate a defined benefit liability should be a pre-tax or post-tax rate. The Committee observed that a pre-tax discount rate should be applied. Historically, our actuarial calculations used a post-tax discount rate. In calculating our defined benefit liability as at June 30, 2014 a pre-tax rate has been used. No changes have been made to the comparative periods.

Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A provision is recognized for the amount of outstanding short term benefits at each reporting date.

Provisions made with respect to employee benefits which are not expected to be settled within twelve months are measured as the present value of the estimated future cash outflows to be made by us with respect to services provided by employees up to reporting date.

Share-based Payment

We operate equity-settled, share-based compensation plan, under which the entity receives services from employees as considerations for our equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the nonmarket performance and service conditions. It recognizes the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Provisions

Provisions are recognized when we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Share Capital

Ordinary Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Repurchase of Share Capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are cancelled. Treasury stock for which unrestricted ownership has not yet been transferred are not cancelled.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from our initial public offering in November 2007, bank borrowings and loans from related parties and other entities. As of June 30, 2014, we had $14.0 million in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use.

We are entitled to dividend payments from PGW and cash payments from Zhongguan pursuant to our contractual arrangements with Zhongguan and its shareholders.

As of June 30, 2014, we had $38.9 million in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and $79.1 million in outstanding long term portions of long-term bank loans and borrowings.

As of June 30, 2013, we had $93.0 million in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and $76.7 million in outstanding long term portions of long-term bank loans and borrowings.

As of June 30, 2014, short-term and long-term bank borrowing facilities were approximately $243.0 million, with an outstanding balance was $79.1 million in long-term borrowings and $38.9 million in short-term borrowings.

The short and long term facilities are generally collateralized by receivables, inventories, property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin. The weighted average interest rate was 3.6% for the fiscal year ended 2014. These loans have been provided by various banks in China, South America and New Zealand. Fixed rate borrowings represent approximately 23% of the total outstanding amount.

We incurred capital expenditures of $8.3 million and $37.0 million in the years ended June 30, 2013 and 2014, respectively. Our capital expenditures have primarily been used to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and debt.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended June 30,
	2014	2013
	$	$
	(In thousands)
Net cash provided by operating activities	32,019	20,127
Net cash provided by/(used in) investing activities	(17,267)	4,624
Net cash used in financing activities	(46,271)	(10,660)
Effect of exchange rate changes on cash	2,135	3,181
Net increase/(decrease) in cash and cash equivalents	(29,384)	17,272
Cash and cash equivalents at the beginning of the year	43,342	26,070
Cash and cash equivalents at the end of the year	13,958	43,342

Operating Activities

Net cash provided by operating activities in the year ended June 30, 2014 was $32.0 million, primarily as a result of an increase in operating profit and cash inflows of $12.4 million from an increase in accounts payable.

Net cash provided by operating activities in the year ended June 30, 2013 was $20.1 million, primarily as a result of cash received from the sales of our products more than our cash operating expenses and cash inflows of $5.6 million from the decrease in inventories, partially offset by an increase in accounts receivable resulting in cash outflows of $14.6 million.

Investing Activities

Net cash used in investing activities in the year ended June 30, 2014 was $17.3 million, primarily as a result of acquisition of property, plant and equipment and other assets of $32.6 million, which included the acquisition of 40 properties leased by PGW in New Zealand, partially offset by proceeds from sale of investment resulting in cash inflows of $17.5 million.

Net cash provided by investing activities in the year ended June 30, 2013 was $4.6 million, primarily as a result of inflows of cash proceeds from the disposal of Ganxin of $6.5 million and a net decrease in financial receivables of $9.3 million, partially offset by cash outflows of acquisition of property, plants and equipment and other assets of $7.1 million and purchase of investments of $5.8 million.

Financing Activities

Net cash used in investing activities in the year ended June 30, 2014 was $46.3 million, primarily as a result of repayment of borrowings of $73.6 million, partially offset by an increase of borrowings of $10.4 million and the release of a pledged deposit of $37.3 million upon repayment of borrowings.

Net cash used in financing activities in the year ended June 30, 2013 was $10.7 million, primarily as a result of cash outflows from repayment of borrowings exceeding drawdown of borrowings of $27.4 million and dividends paid to minority shareholders of $7.5 million, partially offset by cash inflows from released of pledged deposit of $24.5 million.

Recently Issued Accounting Pronouncements

Please refer to note 2 to our consolidated financial statements attached hereto for more information.

C. Research and Development, Patents and Licenses, etc.

We conduct research and development primarily in cooperation with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our Seed and Grain business segment, including its turf division, which is supported by a strong research base and commercializes new products through internal research and development, breeding and evaluation programs and joint venture research partnerships.

Our expenses incurred in connection with these activities were $4.4 million for the year ended June 30, 2014, $3.9 million for the year ended June 30, 2013. Research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2014:

		Payment Due by June 30,
	Total	Less than one year	One to three years	Three to five years	More than five years
	In $ millions
Short and long-term borrowings(1)
- principal	118.0	38.9	71.1	8.0	-
- finance costs	12.3	7.3	4.8	0.2	-
Lease obligations(2)	61.9	18.9	23.8	9.6	9.6
Purchase obligations(3)	2.5	2.5	-	-	-
Investment into BioPacific Ventures(4)	0.4	0.2	0.2	-	-
Investment into Zhongnong(5)	3.9	3.9	-	-	-
Capital expenditure commitment(6)	1.4	1.4	-	-	-
Other commitments (7)	2.6	0.6	1.2	0.8	-
Additional investment in Agria Asia Investments(8)	24.7	-	24.7	-	-
Total	227.7	73.7	125.8	18.6	9.6

(1)	Includes short-term and long-term borrowings and future interest obligations.

(2)	Includes all non-cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our wool business and store network. The terms of the leases have various rights of renewal with lease periods ranging from 1 to 15 years. Also includes all non-cancelable operating leases for motor vehicles. These have lease terms of up to three years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	We have, through PGW, committed $12.3 million to an international fund, BioPacific Ventures established for investment in food and agriculture life sciences. Our investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At June 30, 2014, $11.9 million has been drawn on the committed level of investment.

(5)	Represents commitments to make remaining investment into Zhongnong.

(6)	Represents commitments for the upgrading and purchase of seeds processing equipment.

(7)	Represents commitments for the Primary Growth Partnership programme of PGW.

(8)	Represents commitment to acquire at minimal contractual price, at the request of New Hope International, their 11.95% stake in Agria Asia Investments.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. These forward-looking statements include:

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions, and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business;

•	trends and competition in the agricultural industry, particularly in New Zealand, Australia, South America and China; and

•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	51	Executive Chairman of the Board of Directors
Joo Hai Lee	58	Independent Director
Sean Shao	57	Independent Director
Wah Kwong Tsang	62	Independent Director
Patrick Wai Yip Tsang	45	Chief Financial Officer
Kean Seng U	48	Head of Corporate and Legal Affairs

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and executive chairman since March 2013. He has also served as member of our corporate governance and nominating committee since November 2012. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai’s wholly-owned investment vehicle, Brothers Capital Limited, is our largest shareholder. Mr. Lai has extensive experience in investments, acquisitions and operation management. Mr. Lai has established many other enterprises in China, Hong Kong and internationally, in particular, animation, logistics and transportation, pharmaceutical sectors, etc. He takes a leading role in respect of strategic planning and business development in his investment portfolio. Mr. Lai is the chairman and executive director of the board of directors, the chairman and a member of nomination committee and a member of remuneration committee of China Pipe Group Limited, a Hong Kong listed company, which is a leading provider to the construction sector offering a wide range of pipe related products, services and solutions to the constructors, designers, consultants and government agencies in Hong Kong and Macau. Mr. Lai was appointed as a Chairman of directors of PGG Wrightson Limited, a company list on the New Zealand Stock Exchange, on 22 October 2013 and has been a director since 30 December 2009. Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and master of business administration in finance from The Chinese University of Hong Kong. He is a certified public accountant in Australia. Mr. Lai is a Fellow of Monash University and also the member of Global Advisory Council of Faculty of Business and Economics, Monash University.

Mr. Joo Hai Lee has served as our independent director since November 2008 and a member of our audit committee since January 2009. Mr. Lee has 33 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore (now known as BDO LLP) in 1983 and became a partner there in 1986 and retired in February 2013 and remained as advisor of the firm. He was a member of the Institute of Chartered Accountants in England and Wales and currently a member of the Institute of Chartered Accountants of Singapore (previously known as the institute of Certified Public Accountants of Singapore), the Malaysian Institute of Accountants and the Singapore and Hong Kong Institutes of Directors.

Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. Mr. Shao currently serves as independent director and chairman of the audit committee of: Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., a global e-commerce company listed on NYSE since June 2013; UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012; Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010; and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Wah Kwong Tsang has served as our independent director since August 2011, the chairman of our audit committee and compensation committee since November 2013, and member of nomination committee since October 2012. Mr. Tsang is a former partner of Hong Kong and China firms of PricewaterhouseCoopers and has over 30 years of professional experience in auditing listed and unlisted companies and providing supports for initial public offerings and acquisition transactions. Currently, Mr. Tsang is an independent non-executive director of a number of companies listed on Hong Kong Stock Exchange, including China Merchant China Direct Investments Limited, PanAsialum Holdings Company Limited, Sihuan Pharmaceutical Holdings Group Ltd and TK Group (Holdings) Limited. Mr. Tsang is also an alternate director of PGW. Mr. Tsang is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.

Mr. Patrick Wai Yip Tsang has served as our chief financial officer since February 15, 2013. Mr. Tsang is currently a director of PGW and a director of China Pipe Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Tsang has over twenty years of experience in auditing, accounting, investor relations and corporate finance, including initial public offering, restructuring and merger and acquisition transactions. Prior to joining the Company, Mr. Tsang held finance roles at a number of companies listed on the Hong Kong Stock Exchange, including China Resources Enterprises Limited and Tianjin Development Holdings Limited. Mr. Tsang holds a bachelor's degree with honors in accountancy and is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and a member of the Institute of Chartered Accountants in England and Wales.

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

B. Compensation of Directors and Executive Officers

For the year ended June 30, 2014, we paid an aggregate of approximately $1.9 million to our directors and executive officers in cash or benefits in kind.

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

In the year ended June 30, 2014, options to purchase 3,575,000 ordinary shares that were previously granted to certain of our directors, executive officers, employees and consultants were cancelled or forfeited following the termination of their services or employment with Agria. As of the date of this annual report, options to purchase a total of 3,344,000 ordinary shares have been granted to our directors and executive officers and other individuals as a group, including certain of our former directors and officers, with exercise prices of $0.335, $0.92, $1.00, $2.18, $2.40, $3.15, $3.80, $3.83, $4.80 and $5.21 per share and a term of ten years to exercise from the date of grant, and remained outstanding.

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

In the year ended June 30, 2014, our board held meetings or passed resolutions by unanimous written consent 13 times.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Wah Kwong Tsang, Joo Hai Lee and Sean Shao, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Exchange Act. Mr. Tsang is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the year ended June 30, 2014, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee. Our compensation committee consists of Messrs. Wah Kwong Tsang and Sean Shao. Messrs. Tsang and Shao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Tsang is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive chairman may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

In the year ended June 30, 2014, our compensation committee held meetings or passed resolutions by unanimous written consent once.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Except for one director who is subject to an initial term of two years, our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association, or they are removed by a special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or become of unsound mind.

D. Employees

We had approximately 1,934 full-time employees and 250 part-time employees as of June 30, 2014, respectively. Our part-time employees are usually hired seasonally because of the seasonality of our China business. The following table sets forth the approximate number of employees for each of our business segments and our administrative offices as of June 30, 2014:

	Number of full-	Percentage of	Number of part-	Percentage of
	time Employees	Total Employees	time Employees	Total Employees
Seed and grain	652	29.9	84	3.9
Crop protection, nutrients and merchandise	396	18.1	49	2.2
Rural services	709	32.5	92	4.2
Corporate and administration	177	8.1	25	1.1
Total	1,934	88.6	250	11.4

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of the date of this annual report; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of September 30, 2014.

The calculations in the shareholder table below are based on 110,766,600 ordinary shares issued and outstanding as of June 30, 2014. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	50,728,932	45.8
Joo Hai Lee	—	—
Sean Shao	*	*
Wah Kwong Tsang	*	*
Patrick Wai Yip Tsang	—	—
Kean Seng U	*	*
All directors and executive officers as a group(4)	51,828,932	46.8
Principal Shareholders:
Morgan Finanz Capital Limited(5)	31,076,750	28.1
Brothers Capital Limited(6)	17,445,250	15.7
TPG Capital, L.P.(7)	8,650,000	7.8
Zhixin Xue(8)	7,549,640	6.8

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,766,600, being the number of ordinary shares outstanding as of the date of this annual report, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report if any.

(3)	Includes (i) 17,445,250 ordinary shares owned by Brothers Capital Limited, or BCL, a British Virgin Islands company wholly owned by Mr. Lai, (ii) 31,076,750 ordinary shares owned by Morgan Finanz Capital Limited, a British Virgin Islands company wholly owned by BCL, (iii) 800,000 ordinary shares issuable upon the exercise of options exercisable within 60 days of the date of this annual report, and (iv) 1,406,932 ordinary shares in the form of ADSs. The business address of Mr. Lai is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(4)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(5)	Morgan Finanz Capital Limited is a company incorporated in the British Virgin Islands. Morgan Finanz Capital Limited is wholly owned by BCL, which in turn is wholly owned by Mr. Guanglin Lai. The business address of Morgan Finanz Capital Limited is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(6)	BCL is a company incorporated in the British Virgin Islands. BCL is wholly owned by Mr. Lai. The business address of BCL is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(7)	Based on latest publicly available information. In the form of ADSs, each representing two ordinary shares. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)	The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

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

ITEM 7.          Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

PRC law currently restricts foreign ownership of seed business in China. We conduct our business in China primarily through Agria Brother’s contractual arrangements with our consolidated structured entities and their individual shareholders. While our business in China is not significant at present, it may increase materially in the future.

Contractual Arrangements with Our Consolidated Structured Entities and Their Individual Shareholders

In August 2009, we entered into contractual arrangements with Zhongguan to hold our investments in the agricultural industry in China. The shareholding of Zhongguan is held in the proportion of 95% and 5% by Ms. Juan Li, the wife of Mr. Guanglin Lai and a beneficial owner of our ordinary shares, and Mr. Fulin Lai, the brother of Mr. Guanglin Lai, respectively. Both Ms. Juan Li and Mr. Fulin are PRC citizens and do not receive any compensation from us for holding shares of in our consolidated structured entities. Agria Brother’s relationship with Zhongguan and its individual shareholders are governed by contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Zhongguan. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Zhongguan’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Zhongguan.

In September 2009, we formed Shenzhen NKY, to engage in the businesses of research and development, service, sales and investment. The shareholding of Shenzhen NKY is held in the proportion of 51% and 49% by Zhongguan and Ms. Juan Li, respectively. Agria Brother’s relationship with Shenzhen NKY and its individual shareholder is governed by the contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Shenzhen NKY. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Shenzhen NKY’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen NKY.

In September 2009, we formed Shenzhen PGW Seeds, to engage in the businesses of research and development, service, sales and investment. The shareholding of Shenzhen PGW Seeds is held in the proportion of 95% and 5% by Ms. Juan Li and Mr. Fulin Lai, respectively. Agria Brother’s relationship with Shenzhen PGW Seeds and its individual shareholders are governed by the contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Brother to effectively control Shenzhen PGW Seeds. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Brother to receive substantially all of Shenzhen PGW Seeds’ earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen PGW Seeds.

Power of Attorney

Each of the individual shareholders of our consolidated structured entities has executed a power of attorney to appoint a nominee of Agria Brother as his or her attorney-in-fact to exercise all of his or her rights as an individual shareholder of our consolidated structured entities as provided under PRC law and the articles of association of our consolidated structured entities in China, including voting rights, the rights to transfer any or all of his or her equity interest in our consolidated structured entities and the right to appoint the general manger of our consolidated structured entities.

Equity Pledge Agreement

Under the equity pledge agreements among our consolidated structured entities, each of the individual shareholders of our consolidated structured entities pledged all of their equity interests in our consolidated structured entities to Agria Brother to guarantee our consolidated structured entities’ performance of their obligations under the exclusive technology developments, technical support and service agreements, the exclusive call option agreements and the loan agreements. If our consolidated structured entities or any of such individual shareholders breaches its contractual obligations under any of these principal agreements, Agria Brother, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, such individual shareholder of our consolidated structured entities may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria Brother as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.

Exclusive Call Option Agreement

Under the exclusive call option agreement with the individual shareholders of our consolidated structured entities, each of the individual shareholders of our consolidated structured entities has irrevocably granted Agria Brother an exclusive option to purchase from such individual shareholder, to the extent permitted under PRC law, all of the equity interests in our consolidated structured entities for the higher of (i) RMB1 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by PRC law, Agria Brother or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in our consolidated structured entities.

Loan Agreement

Under the loan agreement with the individual shareholders of our consolidated structured entities, Agria Brother made loans to each of the individual shareholders of our consolidated structured entities who undertook to use the loans for investment purposes in our consolidated structured entities.

Exclusive Technology Development, Technology Support and Technology Services Agreement

Under the exclusive technology development, technical support and service agreements between our consolidated structured entities, Agria Brother is the exclusive provider of technology development, technical support and services to our consolidated structured entities. Our consolidated structured entities will not accept these services from any third party without the prior consent of Agria Brother. Agria Brother owns the rights to any intellectual property developed by Agria Brother in the performance of these agreements. The payments of fees are secured by the equity interests in our consolidated structured entities under the equity pledge agreements. These agreements are effective during the operation term of our consolidated structured entities unless terminated by Agria Brother or by either party due to the other party’s breach of the agreements according to the early termination provisions of the agreements. Through the power of attorney granted by the individual shareholders of our consolidated structured entities to an individual designated by Agria Brother, Agria Brother has the ability to cause our consolidated structured entities to agree to amend the agreements and intends to do so as needed.

Letter of Undertaking

Each of the individual shareholders of our consolidated structured entities has executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, he or she will remit all of the dividends and other distributions received from our consolidated structured entities to Agria Brother, subject to satisfaction of their personal income tax and other statutory obligations arising from the receipt of such dividends or other distributions. The spouse of each of such individual shareholder has consented to the foregoing undertaking.

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

For more information in this regards, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PRC government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with PRC governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on contractual arrangements with our consolidated structured entities for our China operations, which may not be as effective in providing control over our operating entity as direct ownership,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC Property Law may affect the perfection of the pledge in our pledge agreements with our consolidated structured entities and their individual shareholders.”

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

Other Related Party Transactions

The following were considered related parties during the years presented:

Name of Related Parties	Relationship with us
Wuwei Ganxin Seeds Co., Ltd.	A former 49% associate held by subsidiary before May 2013
Beijing Zhongnong Seeds Industry Co., Ltd.	A 26.8% associate held by subsidiary
Fertimas S.A.	A 50% associate held by subsidiary
New Hope International (Hong Kong) Limited	Shareholder of Agria Asia Investments with equity interest of 11.95%
Mark Dewdney	Management of PGW
John McKenzie	Management of PGW
George Gould	Director of PGW (retired June 28, 2013)
Bill Thomas	Director of PGW (retired October 24, 2012)
Trevor Burt	Director of PGW (appointed December 11, 2012)

We had the following related party transactions during the years presented:

	For the Year Ended June 30,
	2014	2013
	($’000)	($’000)
Purchase of corn seeds from:
Ganxin	Not related party	580
Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	4,089	2,913
Trevor Burt	22	20
Mark Dewdney	482	—
Purchase of retail goods
George Gould	—	341
Bill Thomas	—	19
Collection of amounts due from:
Zhongnong	1	351

Payment of amounts due to:
Ganxin	Not related party	377

Loan to Zhongnong	77	742
Loan from shareholder(note )	—	4,638
Repayment of loan from shareholder	—	2,922
Interest expense on loan from shareholder	214	285

Note: Loan from shareholder is unsecured and bears interest at 1% per month.

We had the following related party balances at the end of each period:

	2014	2013	2012
	($’000)	($’000)	($’000)
Amounts due from/prepayments to related parties:
Ganxin	—	—	1,440
Zhongnong	—	—	770
Fertimas S.A.	2,500	2,474	—
New Hope International	11,939	500	—
	14,439	2,974	2,210
Amounts due to related parties:
Zhongnong	—	—	651
Shareholder	2,241	2,027	—
Officers and directors of PGW	—	31	64
	2,241	2,058	715

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.          Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from PGW and to a limited extent at present, our subsidiaries in China, Agria China and Agria Brother. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

ITEM 9. The Offer and Listing

A. Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2009	4.53	0.75
2010	3.31	1.11
2011	2.12	0.63
2012	1.56	0.65
2013	1.74	0.69
Six Months ended June 30, 2014	2.12	1.25

Quarterly Highs and Lows
Third Quarter 2012	1.02	0.68
Fourth Quarter 2012	1.03	0.65
First Quarter 2013	1.14	0.69
Second Quarter 2013	1.25	1.03
Third Quarter 2013	1.19	1.07
Fourth Quarter 2013	1.74	1.08
First Quarter 2014	2.12	1.32
Second Quarter 2014	1.49	1.25

	Sales Price ($)
	High	Low
Third Quarter 2014	1.59	1.10

Monthly Highs and Lows
April 2014	1.49	1.27
May 2014	1.45	1.27
June 2014	1.44	1.25
July 2014	1.43	1.24
August 2014	1.43	1.11
September 2014	1.59	1.10
October 2014 (through October 21, 2014)	1.17	0.96

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

New Zealand Taxation

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%. There is no capital gains tax in New Zealand. However, certain gains arising from the disposal of personal property purchased with the intention of resale are taxable and certain gains on the sale or transfer of land may be taxable.

Australia Taxation

Australian resident companies are taxable on their taxable income at the rate of 30%. Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate.

Uruguayan Taxation

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

Under the 2008 EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the Implementing Rules issued by the State Council relating to the 2008 EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries would be exempt from the income tax.

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

The U.S. Treasury and the U.S. Internal Revenue Services, or IRS, have expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions that are inconsistent with the beneficial ownership of the underlying security by the person claiming the credit (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions also may be inconsistent with the claiming of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2014, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our structured entity will be treated as ownership of stock. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries (or possibly our consolidated structured entities) are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries (or structured entities).

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make generally would be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2014, although we were in previous years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and structured entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law and PRC taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business in China—Any limitation of PRC law and regulations on the ability of our subsidiaries and structured entity to distribute dividends or make other payments to us could materially adversely affect our ability to conduct our business”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

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

Our consolidated financial statements have been prepared in accordance with IFRS. We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.         Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our outstanding bank borrowings and the interest income generated by cash invested in cash deposits and liquid investments. As of June 30, 2014, our total outstanding bank borrowings amounted to $118.0 million with a weighted average interest rate of 3.6% per annum. Assuming a 1% increase in applicable interest rates, net profit after tax would have been decreased by $0.7 million. We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. We may use interest rate swaps, interest rate options and forward rate agreements to hedge the floating rate exposure as deemed appropriate. However, we do not hold or issue derivative instruments for trading purposes.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the U.S. dollar, our reporting currency. Currently, the majority of our revenues and expenses are denominated in New Zealand dollars, with the remaining portion of revenue denominated in Australian dollars, Euro, U.S. dollar and RMB. Of the total $118.0 million bank borrowings outstanding as of June 30, 2014, 53% was denominated in New Zealand dollars, 46% in U.S. dollars and 1% in RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the New Zealand dollar, will affect our financial position. Assuming a 1% appreciation of New Zealand dollars against U.S. dollar, our bank borrowings would have increased by $0.6 million.

In order to mitigate the foreign currency risk, we hedge foreign currency risks as they arise. In some circumstances, foreign exchange options are used to hedge potential foreign exchange risk. We use forward foreign exchange contracts, spot foreign exchange contracts and foreign exchange options to manage these exposures. However, we do not hold or issue derivative instruments for trading purposes.

Inflation

Historically, inflation has not had a significant effect on our business in New Zealand, the place which generated substantial part of our revenue.  According to the Reserve Bank of New Zealand, the change in the Consumer Price Index in New Zealand ranged from 0.7% to 5.3% on a quarterly basis between the first quarter of 2011 and the second quarter of 2014.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2014, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $157.1 million has been used to fund investments and for general corporate purposes. As of June 30, 2014, all of the net offering proceeds from our initial public offering had been applied.

ITEM 15.          Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2014, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our executive chairman and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to the management, including our executive chairman and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our executive chairman and chief financial officer concluded that, as of June 30, 2014, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation of financial statements for external purposes in accordance with IFRS and may not prevent or detect misstatements as set out above. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of June 30, 2014 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2014.

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

ITEM 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GHP Horwath during the years ended June 30, 2013 and 2014, in each case an independent registered public accounting firm. The fees paid in each period were in respect of work performed in the audit of the previous period’s our annual report or unaudited six months report respectively. We incurred audit fees (aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements) of $0.5 million for the year ended June 30, 2014 and $0.5 million for the year ended June 30, 2013. Except as otherwise disclosed, we did not pay any other fees to our auditors during the periods.

In addition, PGW paid fees to KPMG in the year ended June 30, 2014 for the audit of PGW’s financial statements (including its subsidiaries and associates) of approximately $0.5 million and for other non-audit services for accounting opinions of approximately $0.01 million. This was for the purposes of PGW satisfying their New Zealand reporting obligations.

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

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We have historically followed home country practice with respect to annual meetings. We did not hold an annual meeting of shareholders in the year ended June 30, 2014, and may only hold annual shareholder meetings if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

PART III

ITEM 17.          Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.         Financial Statements

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.         Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)
2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)
4.1	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)
4.2	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

Exhibit Number	Description of Document
4.3	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.4	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.5	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.6	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.7	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.8	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.9	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.10	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.11	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
4.12	English Translation of Loan Contract, dated as of May 7, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.13	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.14	English Translation of Supplemental Agreement to Loan Contract, dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.15	English Translation of Equity Pledge Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agricultural Group Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.16	English Translation of Exclusive Call Option Agreement dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agricultural Group Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

Exhibit Number	Description of Document
4.17	English Translation of Letter of Undertaking, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.18	English Translation of Power of Attorney, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.19	English Translation of Statement of Spouse, dated as of May 7, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on October 18, 2013)
4.20	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)
4.21	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)
4.22	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)
4.23	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)
4.24	Form of Employment Agreement with Senior Executive Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)
4.25	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)
4.26	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)
4.27	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)
4.28	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)
4.29*	English Translation of Loan Contract, dated as of March 13, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai
4.30*	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai
4.31*	English Translation of Supplemental Agreement to Loan Contract, dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai

Exhibit Number	Description of Document
4.32*	English Translation of Equity Pledge Agreement, dated as of March 13, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd.
4.33*	English Translation of Exclusive Call Option Agreement dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd.
4.34*	English Translation of Letter of Undertaking, dated as of March 13, 2013 from Fulin Lai
4.35*	English Translation of Power of Attorney, dated as of March 13, 2013 from Fulin Lai
4.36*	English Translation of Statement of Spouse, dated as of March 13, 2013 from Liling Jiang
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)
12.1*	Executive Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Executive Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of GHP Horwath, P.C.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

	By:	/s/ Guanglin Lai
Name: Guanglin Lai
Title: Executive Chairman of the Board of Directors
Date: October 23, 2014

Agria Corporation

Audited Consolidated Financial Statements

June 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Agria Corporation

We have audited the accompanying consolidated statements of financial position of Agria Corporation and subsidiaries (the “Company”) as of June 30, 2014, June 30, 2013 and July 1, 2012 and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for the years ended June 30, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, June 30, 2013 and July 1, 2012, and the results of its operations and cash flows for the years ended June 30, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in notes 2 and 3, the Company adopted International Financial Reporting Standards as issued by the International Accounting Standards Board, and changed its reporting currency to the U.S. dollar, during the year ended June 30, 2014. Our opinion is not modified with respect to these matters.

/s/ GHP Horwath, P.C.
GHP HORWATH, P.C.
Denver, Colorado October 23, 2014

AGRIA CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of July1, 2012, June 30, 2013 and June 30, 2014

		As at June30,		As at July1,
	Note	2014	2013	2012
		(US$’000)	(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	17	13,958	43,342	26,070
Restricted cash	17	-	37,457	63,038
Accounts receivable	18	193,146	165,610	153,495
Inventories	19	212,183	195,451	192,778
Biological assets	20	5,424	3,272	16,348
Prepayments and other current assets	18	23,754	20,722	21,260
Finance receivables	21	3,116	8,871	23,154
Tax receivable		-	3,163	4,090
Short-term derivative assets	22	2,236	512	2,336
Assets held for sale	23	1,022	619	4,394
Amounts due from related parties	37	-	-	2,210
Total current assets		454,839	479,019	509,173

Non-current assets:
Property, plant and equipment, net	25	104,603	71,246	70,536
Investments in equity accounted investees	11	1,194	4,665	10,009
Other investments	26	9,316	17,136	16,848
Intangible assets	27	7,348	7,077	58,787
Goodwill	28	3,278	3,264	141,189
Long-term derivative assets	22	323	3	395
Biological assets	20	128	113	164
Non-current prepayments	29	414	224	6,350
Deferred tax asset	15	9,658	7,283	11,544
Non-current prepayment to non-controlling interest	37	11,939	500	-
Total non-current assets		148,201	111,511	315,822
Total assets		603,040	590,530	824,995

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	17	38,864	93,043	93,703
Income tax payable		2,688	-	-
Accounts payable	30	131,817	117,247	133,600
Accrued expenses and other liabilities	30	89,333	74,957	54,403
Short-term derivative liabilities	22	776	1,895	1,156
Amounts due to related parties	37	2,241	2,058	715
Total current liabilities		265,719	289,200	283,577

Non-current liabilities:
Long-term bank borrowing, net of current portion	17	79,142	76,724	108,058
Long-term derivative liabilities	22	4	481	232
Defined benefit liability	31	11,837	16,092	20,791
Other long-term liabilities	30	30,526	29,124	26,113
Total non-current liabilities		121,509	122,421	155,194
Total liabilities		387,228	411,621	438,771

Commitments and contingencies	35,36

Equity:
Agria Corporation shareholders’ equity:
Share capital	32	-	-	-
Share premium	32	160,971	160,971	160,971
Statutory reserves	33	503	204	129
Share-based payment reserve	34	16,965	16,869	16,732
Other reserves	33	96,389	96,643	94,035
Foreign currency translation reserve		(4,257)	(9,288)	-
Retained earnings		(195,285)	(202,052)	(64,787)
Total equity attributable to equity holders of the Company		75,286	63,347	207,080
Non-controlling interests		140,526	115,562	179,144
Total equity		215,812	178,909	386,224
Total liabilities and equity		603,040	590,530	824,995

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the years ended June 30, 2013 and June 30, 2014

		For the years ended June 30,
	Note	2014	2013
		(US$’000)	(US$’000)

Revenue	7	1,023,571	940,194
Cost of sales	8	(764,995)	(700,377)
Gross profit		258,576	239,817
Other income	9	237	1,032
Employee benefits expense		(126,086)	(117,873)
Research and development		(4,411)	(3,887)
Depreciation and amortization		(9,929)	(7,982)
Other operating expenses	10	(83,735)	(89,730)

Operating profit		34,652	21,377

Equity accounted earnings/(loss) of associates	11	2,094	(112)
Impairment loss on goodwill	28	-	(140,837)
Provision for impairment loss on land use rights and non-current prepayments	27,29	-	(56,968)
Non-operating items	12	4,750	(4,418)
Fair value adjustments	13	1,089	(1,531)
Profit before interest and tax		42,585	(182,489)
Net interest and finance costs	14	(9,285)	(12,385)
Interest income		1,591	2,213
Interest expense		(11,161)	(16,178)
Derivatives not in qualifying hedge relationships		2,680	(2,665)
Exchange gain/(loss)		(2,395)	4,245
Profit/(loss) before tax		33,300	(194,874)
Income tax	15	(7,153)	(4,520)
Profit/(loss) for the year		26,147	(199,394)

Attributable to:
Equity holders of the Company		5,896	(137,166)
Non-controlling interest		20,251	(62,228)
		26,147	(199,394)

Earnings/(loss) per ordinary share:	16	US$	US$
Basic		0.05	(1.24)
Diluted		0.05	(1.24)

No. of ordinary shares outstanding	32	110,766,600	110,766,600

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended June 30, 2013 and June 30, 2014

	For the years ended June 30,
	2014	2013
	(US$’000)	(US$’000)

Profit/(loss) for the year	26,147	(199,394)

Other comprehensive income, net of tax

Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments	(700)	4,453
Re-measurements of defined benefit liability	4,250	5,114
Deferred tax on re-measurements of defined benefit liability	(1,190)	(1,432)
	2,360	8,135

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	19,180	(6,439)
Effective portion of changes in fair value of cash flow hedges	539	(579)
Income tax on changes in fair value of cash flow hedges	(223)	-
	19,496	(7,018)

Total comprehensive income	48,003	(198,277)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company	12,013	(143,635)
Non-controlling interests	35,990	(54,642)
Total comprehensive income/(loss) for the year	48,003	(198,277)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2013 and June 30, 2014

	For the years ended June 30,
	2014	2013
	(US$’000)	(US$’000)
Cash flows from operating activities:
Profit/(loss) before tax	33,300	(194,874)

Adjustments for:
Exchange gain	(6,081)	(3,252)
Interest expense	11,161	16,178
Equity accounted (earnings)/loss of associates	(2,094)	112
Decrease in deferred taxation	1,191	1,523
Share-based payment expenses	96	137
Provision for impairment loss of land use right and non-current prepayments	-	56,968
Goodwill impairment loss	-	140,837
(Gain)/loss on disposal of assets and investment	(4,839)	1,571
Depreciation and amortization expense	11,162	9,200
Allowance/(reversal) for doubtful accounts	(119)	1,647
Contractual obligations accrual	(133)	(120)
Other non-cash items	(2,995)	5,739
Fair value (gain)/loss	(1,089)	4,195
Changes in working capital:
Accounts receivable	(12,947)	(14,645)
Inventories	6,135	5,583
Movement in working capital due to sale of business	4,893	(1,546)
Prepayments and other current assets	(1,867)	(334)
Tax receivable and payable	(31)	(49)
Accounts payable	12,418	(3,011)
Accrued expenses and other liabilities	(3,013)	1,255
Amounts due to related parties	-	1,690
Derivative assets and liabilities	(2,872)	2,673
	42,276	31,477
Interest paid	(7,009)	(11,267)
Income tax paid	(3,248)	(83)
Net cash provided by operating activities	32,019	20,127

Cash flows from investing activities:
Net cash paid for purchase of investments	(5,957)	(6,464)
Net decrease in finance receivables	6,577	9,272
Acquisition of property, plant and equipment and other assets	(32,558)	(7,111)
Acquisition of intangible assets	(4,452)	(1,150)
Proceeds from sales of investments	17,535	8,726
Proceeds from disposal of property, plant and equipment and other assets	1,588	1,351
Net cash (used in)/provided by investing activities	(17,267)	4,624

Cash flows from financing activities:
Increase in external borrowings	10,431	84,034
Extension/(repayment) of external borrowings	(73,615)	(111,399)
Cash released from pledged deposits	37,262	24,488
(Prepayment)/repayment to/(from) related parties	(9,940)	(247)
Dividends paid to non-controlling interests	(10,409)	(7,536)
Net cash used in financing activities	(46,271)	(10,660)

Effect of exchange rate changes on cash and cash equivalents	2,135	3,181

Net increase/(decrease) in cash and cash equivalents	(29,384)	17,272
Cash and cash equivalents at the beginning of year	43,342	26,070
Cash and cash equivalents at the end of year	13,958	43,342

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended June 30, 2013 and June 30, 2014

		Attributable to equity holders of the Company
	Number of Ordinary Shares	Shares Capital	Share Premium	Statutory Reserves	Share- based Payment Reserve	Foreign Currency Translation Reserves	Other Reserves	Retained Earnings/ (deficit)	Sub-total	Non- controlling Interests	Total Equity
		(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Balance July1, 2012	110,776,600	-	160,971	129	16,732	-	94,035	(64,787)	207,080	179,144	386,224

Loss for the year	-	-	-	-	-	-	-	(137,166)	(137,166)	(62,228)	(199,394)

Other comprehensive Income:
Foreign currency translation differences	-	-	-	-	-	(9,288)	(223)	(24)	(9,535)	3,096	(6,439)
Change in fair value of equity instruments	-	-	-	-	-	-	1,807	-	1,807	2,646	4,453
Effective portion of loss on cash flow hedges	-	-	-	-	-	-	(235)	-	(235)	(344)	(579)
Defined benefit plan actuarial gains and losses	-	-	-	-	-	-	1,494	-	1,494	2,188	3,682

Total other comprehensive income	-	-	-	-	-	(9,288)	2,843	(24)	(6,469)	7,586	1,117

Total comprehensive income	-	-	-	-	-	(9,288)	2,843	(137,190)	(143,635)	(54,642)	(198,277)

Transactions with owners

Provision for statutory reserve	-	-	-	75	-	-	-	(75)	-	-	-
Buyout of non-controlling interests	-	-	-	-	-	-	(235)	-	(235)	(1,507)	(1,742)

Share-based payment	-	-	-	-	137	-	-	-	137	-	137
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(7,433)	(7,433)

Total transaction with owners	-	-	-	75	137	-	(235)	(75)	(98)	(8,940)	(9,038)

Balance June 30, 2013	110,776,600	-	160,971	204	16,869	(9,288)	96,643	(202,052)	63,347	115,562	178,909

Balance July 1, 2013	110,776,600	-	160,971	204	16,869	(9,288)	96,643	(202,052)	63,347	115,562	178,909

Profit for the year	-	-	-	-	-	-	-	5,896	5,896	20,251	26,147

Other comprehensive Income:
Foreign currency translation differences	-	-	-	-	-	5,031	-	-	5.031	14,149	19,180
Effective portion of changes in fair value of equity instruments, net of tax	-	-	-	-	-	-	(284)	-	(284)	(416)	(700)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	- -	-	-	-	-	128	-	128	188	316

Reclassification upon sale of other investments	-	- -	-	-	-	-	(1,170)	1,170	-	-	-

Re-measurements of defined benefit liability, net of tax	-	-	-	-	-	-	1,242	-	1,242	1,818	3,060

Total other comprehensive income	-	-	-	-	-	5,031	(84)	1,170	6,117	15,739	21,856
Total comprehensive income	-	-	-	-	-	5,031	(84)	7,066	12,013	35,990	48,003

Transactions with owners

Provision for statutory reserve	-	-	-	299	-	-	-	(299)	-	-	-
Sale to non-controlling interest	-	-	-	-	-	-	20	-	20	30	50

Buy out of non-controlling interest	-	-	-	-	-	-	(190)	-	(190)	(647)	(837)
Share-based payment	-	-	-	-	96	-	-	-	96	-	96
Dividend to non-controlling interest	-	-	-	-	-	-	-	-	-	(10,409)	(10,409)

Total transaction with owners	-	-	-	299	96	-	(170)	(299)	(74)	(11,026)	(11,100)

Balance June 30, 2014	110,776,600	-	160,971	503	16,965	(4,257)	96,389	(195,285)	75,286	140,526	215,812

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2013 and June 30, 2014

1.	Corporation Information

Agria Corporation (the "Company" or "Agria") is an international agricultural company with operations in New Zealand, Australia, South America and China through its subsidiaries and consolidated structured entities (also known as variable interest entities (VIEs) previously) (collectively the "Group").

The Group has three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices.

The Company was incorporated in Cayman Islands. The Company’s registered office address is at P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

These financial statements were authorized for issue by the Board of Directors on October 23, 2014.

Consolidated structured entities

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.) was set up using contractual agreements such that Agria Brother Biotech (Shenzhen) Co., Ltd. ("Agria Brother") effectively controlled Zhongguan.  As of June 30, 2014, the 100% equity interest in Zhongguan was legally held by two People’s Republic of China (“PRC”) citizens (defined as “Registered Shareholders”).

Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd ) was set up with 51% equity interest legally held by Zhongguan and 49% equity interest legally held by a PRC citizen (defined as “Registered Shareholder”).

Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.) was set up with its 100% equity interest legally held by two PRC citizens (defined as “Registered Shareholders”). Agria Brother has entered into the contractual agreements with the Registered Shareholder(s) of Shenzhen NKY and Shenzhen PGW Seeds, respectively. Agria Brother has a legal obligation to provide funding of all losses incurred by Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds.

Under a series of contractual arrangements (collectively, “Structure Contracts”) entered into among Agria Brother, Zhongguan, Shenzhen NKY, Shenzhen PGW Seeds and the relevant Registered Shareholder(s), Agria Brother is able to effectively control and receive substantially all the economic benefits of the business and operations of Zhongguan, Shenzhen NKY, Shenzhen PGW Seeds to the extent permissible under the PRC law. As a result, Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds are accounted for as consolidated structured entities (see also note 2(a) and note 38 list of principal subsidiaries). All these consolidated structured entities’ financial statements have been consolidated into the Group.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Group’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1, First Time Adoption of International Financial Reporting Standards, has been applied.

The Group has adopted all issued IFRS standards and the adoption was carried out in accordance with IFRS 1. For all periods up to and including the year ended June 30, 2013, the Group prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) or “Previous GAAP”, as defined in IFRS 1. Until the adoption of IFRS, the Group’s financial statements that were included in its reports filed with or furnished to the U.S. Securities and Exchange Commission were prepared in accordance with U.S. GAAP.

An explanation of how the transition to IFRS has affected the Group’s financial position, financial performance and cash flow is detailed in note 3.

The consolidated financial statements have been prepared under the historical cost convention except for the following:

–	derivative financial instruments are measured at fair value

–	financial instruments at fair value through profit or loss are measured at fair value
–	investments are measured at fair value
–	biological assets are measured at fair value less point-of-sale costs
–	assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

The following new and revised standards, and amendments to existing standards are mandatory for the Group’s financial year beginning July 1, 2013.Other than as further explained in paragraph (p) below regarding the impact of IAS 19, Employee benefits (2011), the adoption of these new and revised standards, and amendments to existing standards does not have any significant impact to the results and financial position of the Group.

Amendments to IFRSs	Annual improvements to IFRSs 2009-2011 Cycle
IAS 19 (as revised in 2011)	Employee benefits
IAS 27 (as revised in 2011)	Separate financial statements
IAS 28 (as revised in 2011)	Investments in associates and joint ventures
Amendments to IFRS 7	Disclosures – offsetting financial assets and financial liabilities
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated financial statements, joint arrangements and disclosure of interests in other entities: transition guidance
IFRS 10	Consolidated financial statements
IFRS 11	Joint arrangements
IFRS 12	Disclosure of interests in other entities
IFRS 13	Fair value measurement

The following new standards, amendments to existing standards and interpretation have been issued but are not effective for the financial year beginning July 1, 2013 and have not been early adopted by the Group. The Group has commenced an assessment of the impact of these new standards, amendments to existing standards and interpretation but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

Amendments to IFRSs	Annual improvements to IFRSs 2010-2012 Cycle[3]
Amendments to IFRSs	Annual improvements to IFRSs 2011-2013 Cycle[2]
Amendments to IAS 16 and IAS 38	Clarification of acceptable methods of depreciation and amortization[4]
Amendments to IAS 19	Defined benefit plans: employee contributions[2]
Amendments to IAS 32	Offsetting financial assets and financial liabilities[1]
Amendments to IAS 36	Recoverable amount disclosures for non-financial assets[1]
Amendments to IFRS 7	Disclosures – offsetting financial assets and financial liabilities[1]
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment entities[1]
Amendments to IFRS 11	Accounting for acquisition of interests in joint operations[4]
IFRS 15	Revenue from contracts with customers[5]
IFRIC-Int 21	Levies[1]

1 Effective for annual periods beginning on or after January 1, 2014

2 Effective for annual periods beginning on or after July 1, 2014

3 Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

4 Effective for annual periods beginning on or after January 1, 2016

5 Effective for annual periods beginning on or after January 1, 2017

Change in presentation currency

For the fiscal year ended June 30, 2014,the Group changed the presentation currency of the consolidated financial statements from Renminbi (“RMB”) to the U.S. dollar. The Company believes that the U.S. dollar is more appropriate than RMB for presenting its performance and financial position, due to the global nature of its operations, the worldwide recognition of the U.S. dollar, and the greater ease in making direct comparisons with industry peers and other US-listed companies. The Group has evolved from a China-based company into a group with global reach. The Group has presence in various countries including New Zealand, Australia, Uruguay, Brazil and Argentina, as well as exposure to customers in 47 countries across every continent through its international trading and seed multiplication businesses. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

In making this change in presentation currency, the Company followed the recommendations set out in IAS 21, The Effects of Change in Foreign Exchange Rates. In accordance with IAS 21, the financial statements for all years and periods presented have been translated into the new presentation currency using the current rate method. Under this method, the statement of loss and cash flow statement items for each year and period have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the balance sheets dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions, while shareholders’ equity balances from the translation are included as a separate component of other comprehensive income. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars and the effect on the consolidated financial statements resulted in an accumulated other comprehensive income adjustment of $31.8 million and $35.1 million as at July 1, 2012 and June 30, 2013 respectively (i.e. the difference between previously reported RMB converted into U.S. dollars using respective rate at balance sheet date and restated in U.S. dollars using the current rate method)

(a) Basis of Consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities or VIEs) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Business Combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interests recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the profit or loss.

Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions – that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. The Group’s investment in associates includes goodwill identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivables from associates are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

Transactions Eliminated on Consolidation

Intra-group balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The consolidated financial statements include the financial statements of the Company, its subsidiaries and structured entities for which the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and its structured entities are eliminated upon consolidation.

(b) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The chief operating decision-makers include the board of directors and senior management team at corporate level.

(c) Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of the group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss.

Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to New Zealand dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to New Zealand dollars at exchange rates at the date of the transactions.

Foreign currency differences are recognized in other comprehensive income and the Foreign Currency Translation Reserve ("FCTR"). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

The functional currency of the Company, Agria Group Ltd., China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the U. S. dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Brother and the consolidated structured entities is the RMB. The presentation currency of the Company is U.S. dollar.

(d) Income Recognition

Recognition of Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

Sales Revenue

Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Irrigation Contracts

The revenue on work-in-progress is recognized when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognize in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognized as soon as it is foreseen.

Investment Income

Investment income is recognized when earned. Dividends are recognized when received, or accrued when declared and approved for distribution prior to balance date.

Interest and Similar Income and Expense

For all financial instruments measured at amortized cost, interest income or expense is recorded at the effective interest rate, which is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the original effective interest rate applied to the new carrying amount.

The Group recognizes interest revenue, management fees, and establishment fees on an accruals basis when the services are rendered using the effective interest rate method.

Fee and Commission Income

Fees arising from negotiating or participating in the negotiation of a transaction for a third party are recognized on completion of the underlying transactions. Fees or components of the fees that are linked to certain performance are recognized after fulfilling the corresponding criteria.

(e) Income Tax

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

-	the initial recognition of goodwill
-	differences relating to subsidiaries, associates and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantially enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be recognized.

(f) Earnings per Share

The Group presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares.

(g) Financial Instruments

(i) Non-derivative Financial Assets

Non-derivative financial assets comprise investments in equity and debt securities, finance receivables, trade and other receivables, cash and cash equivalents and intercompany advances. The Group adopted IFRS 9 (2009) Financial Instruments from the transition date of first-time adoption of IFRS. IFRS 9 (2009) requires that an entity classifies its financial assets at either amortized cost or fair value depending on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial assets are initially measured at fair value. If the financial asset is not subsequently measured at fair value through profit and loss, the initial investment includes transaction costs that are directly attributable to the asset's acquisition or origination. The Group subsequently measures financial assets at either fair value or amortized cost.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost using the effective interest method and net of any impairment loss, if:

-	the asset is held within a business model with an objective to hold assets in order to collect contractual cash flows; and
-	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

The Group's policy on impairment is the same as that applied to its consolidated financial statements as at and for the year ended June 30, 2013 for loans and receivables.

Financial assets measured at fair value

Financial assets other than those classified as financial assets measured at amortized cost are subsequently measured at fair value with all changes recognized in profit or loss.

However, for investments in equity instruments that are not held for trading, the Group may elect at initial recognition to present gains and losses through other comprehensive income. For instruments measured at fair value through other comprehensive income gains and losses are never reclassified to profit and loss and no impairments are recognized in profit and loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of investment.

Investments in equity securities of subsidiaries, associates and joint ventures are measured at cost in the separate financial statements of the Company.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents.

Trade and Other Receivables

Trade and other receivables are stated at their amortized cost less impairment losses.

(ii) Non-derivative Financial Liabilities

Interest-bearing Borrowings

Interest-bearing borrowings are classified as other financial liabilities and are initially recognized at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate method.

Trade and Other Payables

Trade and other payables are stated at cost.

(iii) Derivative Financial Instruments

The Group uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. In accordance with Treasury policy, the Group does not hold or issue derivative instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognized initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship (see below).

Cash Flow Hedges

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

(h) Impairment

The carrying value of the Group's assets is reviewed at each reporting date to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount exceeds its recoverable amount. Impairment losses directly reduce the carrying value of assets and are recognized in profit or loss unless the asset is carried at a revalued amount in accordance with another standard.

Impairment of Equity Instruments

The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of assets is impaired. In the case of equity instruments that are not held for trading, the Group may elect to present gains and losses through other comprehensive income. If no election is made fair value gains and losses are recognized in profit or loss.

Impairment of Trade Receivables

Trade receivables are considered past due when they have been operated outside of the normal key trade terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

Accounts receivables include accrued interest. Specific provisions are maintained to cover identified doubtful debts.

Impairment of Finance Receivables

Finance receivables are considered past due when they have been operated by the counterparty out of key terms, the facility has expired, and in managements view there is no possibility of the counterparty operating the facility within key terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

Finance receivables include accrued interest and are stated at estimated net realizable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts.

The recoverable amount of the Group's investments in held-to-maturity debt instruments and receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with short duration are not discounted.

Impairment losses on an individual basis are determined by an evaluation of the exposures on an instrument by instrument basis. All individual instruments that are considered significant are subject to this approach.

All known losses are expensed in the period in which it becomes apparent that the receivables are not collectable.

Non-financial Assets (including goodwill)

The carrying amounts of the Group's non-financial assets, other than biological assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. For goodwill and intangible assets that have indefinite lives, the recoverable amount is estimated at each reporting date.

An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates, exceeds the recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in profit or loss. Impairment losses recognized with respect to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or unit.

In determining the fair value using value in use, regard is given to external market evidence.

An impairment loss with respect to goodwill is not reversed. With respect to other assets losses recognized in prior periods are assessed at each reporting date for any indications that the loss may have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying value of the asset does not exceed the carrying value that the asset would have had, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Determination of Fair Values

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability.

Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

Intangible Assets

The fair value of intangible assets acquired in a business combination is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Biological Assets

The fair value of biological assets is based on the market price of similar assets at the reporting date. The market price of biological assets intended for export is determined by recent transactions in the market place. The fair value of biological assets intended for domestic processing is determined by applying the market price of stock weight offered by meat processors to the stock weight at the reporting date less any point of sale costs including transportation.

Stock counts of livestock quantities are performed by the Group at each reporting date.

Investments in Equity

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to the market price, unless other objective reliable evidence suggests a different value. Other investments where no active market exists are held at historical cost.

Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Derivatives

The fair value of forward exchange contracts is based on broker quotes, if available. If broker quotes are not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price at the reporting date for the residual maturity of the contract using a risk-free interest rate based on government bonds.

The fair value of interest rate swaps is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract using market interest rates for a similar instrument at the reporting date.

Non-derivative Financial Instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(j) Biological Assets

Biological assets are measured at fair value less point-of-sale costs, with any change therein recognized in profit or loss. Point-of-sale costs include all costs that would be necessary to sell the assets including transportation costs.

(k) Inventories

Finished Goods

Raw materials and finished goods are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis, and, in the case of manufactured goods, includes direct materials, labor and production overheads.

Wholesale Seeds

Wholesale seeds inventory is stated at the lower of cost or net realizable value and comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition.

(l) Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are sated at the lower of carrying amount and fair value less costs to sell.

(m) Intangible Assets

Computer Software

Computer software is a finite life intangible and is recorded at cost less accumulated amortization and impairment. Amortization is charged on a straight line basis over an estimated useful life between 3 and 10 years. The estimated useful life and amortization method is reviewed at the end of each annual reporting period.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost less accumulated impairment losses. Impairment loss with respect to goodwill is not reversed. With respect to equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss when incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Research and development expenditure on the development of new seed cultivars is recognized in profit or loss as incurred. Development costs of seed cultivars are substantially in distinguishable from the cultivar research costs.

Land Use Rights

Prepaid land use rights are recorded at the amount paid less accumulated amortization and impairment losses. Amortization is provided on a straight-line basis over the term of the agreements of 19 years.

Acquired Technologies

Acquired technologies, which consist primarily of purchased technology know-how related to the production of corn seeds, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 to 15 years.

(n) Property, Plant and Equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment is recognized in profit or loss as incurred.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. All other borrowing costs are expensed as they are incurred.

Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each item of property, buildings, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives for the current and comparative periods are between 3 and 40 years for plant and equipment and 50 years for buildings. Depreciation methods, useful lives and residual values are reassessed at reporting date.

(o) Leasing Commitments

Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classed as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized on the statement of financial position. Amounts payable under operating lease arrangements are recognized in profit or loss.

(p) Employee Benefits

Defined Benefit Pension Plan

The Group's net obligation with respect to defined benefit pension plans is calculated by estimating the future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the lower of the net assets of the plan or the current value of the contributions holiday that is expected to be generated. Actuarial gains and losses are recognized directly in other comprehensive income and the defined benefit plan reserve in equity.

The IFRS Interpretations Committee has provided clarification with regards to IAS 19 as to whether the discount rate used to calculate a defined benefit liability should be a pre-tax or post-tax rate. The Committee observed that a pre-tax discount rate should be applied. Historically, the Group's actuarial calculations used a post-tax discount rate. In calculating the Group's defined benefit liability as at June 30, 2014 a pre-tax rate has been used. No changes have been made to the comparative periods.

Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A provision is recognized for the amount of outstanding short term benefits at each reporting date.

Provisions made with respect to employee benefits which are not expected to be settled within twelve months are measured as the present value of the estimated future cash outflows to be made by the Group with respect to services provided by employees up to reporting date.

Share-based Payment

The Group operates equity-settled, share-based compensation plan, under which the entity receives services from employees as considerations for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non market performance and service conditions. It recognizes the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

(q) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

(r) Share Capital

Ordinary Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Repurchase of Share Capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are cancelled. Treasury stock for which unrestricted ownership has not yet been transferred is not cancelled.

3.	Transition to IFRS

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended June 30, 2014, the corresponding information presented in these financial statements for the year ended June 30, 2013 and in the preparation of an opening IFRS balance sheet at July 1, 2012 (the Group’s date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared under U.S. GAAP. An explanation of how the transition from U.S. GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

3.1. Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from U.S. GAAP to IFRS.

(I) IFRS exemption options

(i)	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, Business combinations, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

(ii)	Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21 from the date a subsidiary or equity method investee was formed or acquired. The Group elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

(iii)	Non-cash compensation expenses

IFRS 1 provides certain accommodations for applying IFRS 2, Share-based payment, to equity instruments granted before the date of transition. In line with the exemption, the Group elected to apply IFRS 2 to unvested equity awards as at July 1, 2012 and all new awards granted after its transition date. Equity instruments granted and vested before July 1, 2012 have not been restated.

(iv)	Designation of previously recognized financial instruments

IFRS 1 permits to make an available -for-sale designation at the date of transition. The Group elected to designated the investments previously classified as “financial assets carried at cost” as “financial assets measured at fair value through other comprehensive income”.

(v)	Fair value hierarchy disclosure exemption

IFRS 1 provides relieves on first-time adopters of IFRSs from providing the additional disclosures introduced in March 2009 by Improving Disclosures about Financial Instruments (Amendments to IFRS 7, Financial Instruments: Disclosures). The fair value hierarchy disclosures required by IFRS 7 have not been disclosed as on July 1, 2012.

(II) IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from U.S. GAAP to IFRS.

(i)	Exception for estimates

IFRS estimates as at July 1, 2012 are consistent with the estimates as at the same date made in conformity with U.S. GAAP.

(ii)	Non-controlling interests

IFRS 1 requires a first time adopter to apply the requirements in IAS 27, Separate Financial Statements, in respect of the attribution of total comprehensive income to the owners of the parent and to the non-controlling interests (even if this results in the non-controlling interests having a deficit balance), the accounting for changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control and the accounting for a loss of control over a subsidiary. These are prospectively applied from the date of transition to IFRS.

3.2. Reconciliations of U.S. GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The following tables represent the reconciliations from U.S. GAAP to IFRS for the respective periods:

Reconciliation of total equity as of July 1, 2012 and June 30, 2013:

	As at June 30, 2013,	As at July 1, 2012
	(US$’000)	(US$’000)
Total equity as reported under U.S. GAAP	201,744	408,401
Recognition of financial liability in respect of put option over non-controlling interest	(20,000)	(20,000)
Interest on unwinding discount of financial liability	(3,648)	(1,894)
Change in fair value of equity instruments	351	(827)
Inventories impairment provision	702	700
Fair value adjustment on biological assets	(2)	70
Deferred tax impact	(196)	(216)
Foreign currency translation	(42)	(10)
Total equity under IFRS	178,909	386,224

Reconciliation of total comprehensive income for the year ended June 30, 2013:

Year ended June 30, 2013
(US$’000)
Total comprehensive income as reported under U.S. GAAP:
Net loss as reported under U.S. GAAP	(197,590)
Interest on unwinding discount of financial liability	(1,754)
Fair value adjustment on biological assets	(72)
Inventories impairment provision	2
Deferred tax impact	20
Net loss under IFRS	(199,394)
Other comprehensive income as reported under U.S. GAAP	(29)
Change in fair value of equity instruments	1,178
Foreign currency translation	(32)
Other comprehensive income under IFRS	1,117
Total comprehensive income under IFRS	(198,277)

Reconciliation of consolidated statement of financial position as at July 1, 2012 and June 30, 2013 is as follows:

		As at July 1, 2012
	Note	U.S. GAAP	GAAP Adjustments	Reclassification Adjustments	IFRS
		(US$’000)	(US$’000)	(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		26,070	-	-	26,070
Restricted cash		63,038	-	-	63,038
Accounts receivable		153,495	-	-	153,495
Inventories	(a),(b)	208,371	685	(16,278)	192,778
Biological assets	(b)	-	70	16,278	16,348
Prepayments and other current assets		44,414	-	(23,154)	21,260
Finance receivables		-	-	23,154	23,154
Tax receivable		4,090	-	-	4,090
Short-term derivative assets		2,336	-	-	2,336
Assets held for sale		4,394	-	-	4,394
Amounts due from related parties		2,210	-	-	2,210
Deferred tax assets	(c)	13,619	(13,619)	-	-
Total current assets		522,037	(12,864)	-	509,173

Non-current assets:
Property, plant and equipment, net		70,720	-	(184)	70,536
Investments in equity accounted investees		10,009	-	-	10,009
Other investments	(d)	-	(827)	17,675	16,848
Intangible assets		58,787	-	-	58,787
Goodwill		141,189	-	-	141,189
Long-term derivative assets		-	-	395	395
Biological assets	(b)	-	-	164	164
Non-current prepayments		6,350	-	-	6,350
Deferred tax asset	(c)	-	11,544	-	11,544
Other assets, net		18,050	-	(18,050)	-
Total non-current assets		305,105	10,717	-	315,822
Total assets		827,142	(2,147)	-	824,995

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings		93,703	-	-	93,703
Income tax payable		-	-	-	-
Accounts payable		133,600	-	-	133,600
Accrued expenses and other liabilities		54,403	-	-	54,403
Short-term derivative liabilities		1,156	-	-	1,156
Amounts due to related parties		715	-	-	715
Total current liabilities		283,577	-	-	283,577

Non-current liabilities:
Long-term bank borrowing, net of current portion		108,058	-	-	108,058
Long-term derivative liabilities		232	-	-	232
Defined benefit liability		-	-	20,791	20,791
Other long-term liabilities	(e)	25,010	21,894	(20,791)	26,113
Deferred tax liability	(c)	1,864	(1,864)	-	-
Total non-current liabilities		135,164	20,030	-	155,194
Total liabilities		418,741	20,030	-	438,771

Equity:
Agria Corporation shareholders’ equity:
Shares capital		-	-	-	-
Additional paid-in capital	(g)	313,903	(313,903)	-	-
Share premium	(g)	-	160,971	-	160,971
Statutory reserves		129	-	-	129
Share-based payment reserve	(g)	-	16,732	-	16,732
Other reserves	(e), (g)	(4,108)	98,143	-	94,035
Foreign currency translation reserve	(f)	20,362	(20,362)	-	-
Retained earnings	(f), (g)	(101,190)	36,403	-	(64,787)
Total equity attributable to shareholders of the Company		229,096	(22,016)	-	207,080
Non-controlling interests		179,305	(161)	-	179,144
Total equity		408,401	(22,177)	-	386,224
Total liabilities and equity		827,142	(2,147)	-	824,995

		As at June 30, 2013
	Note	U.S. GAAP	GAAP Adjustments	Reclassification Adjustments	IFRS
		(US$’000)	(US$’000)	(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		43,342	-	-	43,342
Restricted cash		37,457	-	-	37,457
Accounts receivable		165,610	-	-	165,610
Inventories	(a),(b)	198,053	670	(3,272)	195,451
Biological assets	(b)	-	-	3,272	3,272
Prepayments and other current assets		29,593	-	(8,871)	20,722
Finance receivables		-	-	8,871	8,871
Tax receivable		3,163	-	-	3,163
Short-term derivative assets		512	-	-	512
Assets held for sale		619	-	-	619
Deferred tax assets	(c)	10,314	(10,314)	-	-
Amount due from related party		500	-	(500)	-
Total current assets		489,163	(9,644)	(500)	479,019

Non-current assets:
Property, plant and equipment, net		71,360	-	(114)	71,246
Investments in equity accounted investees		4,665	-	-	4,665
Other investments	(d)	-	330	16,806	17,136
Intangible assets		7,077	-		7,077
Goodwill		3,264	-		3,264
Long-term derivative assets		-	-	3	3
Biological assets	(b)	-	-	113	113
Non-current prepayments		224	-	-	224
Deferred tax asset	(c)	-	7,283	-	7,283
Other assets, net		16,808	-	(16,808)	-
Amount due from related party		-	-	500	500
Total non-current assets		103,398	7,613	500	111,511
Total assets		592,561	(2,031)	-	590,530

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings		93,043	-	-	93,043
Income tax payable		-	-	-	-
Accounts payable		117,247	-	-	117,247
Accrued expenses and other liabilities		74,957	-	-	74,957
Short-term derivative liabilities		1,895	-	-	1,895
Amounts due to related parties		2,058	-	-	2,058
Total current liabilities		289,200	-	-	289,200

Non-current liabilities:
Long-term bank borrowing, net of current portion		76,724	-	-	76,724
Long-term derivative liabilities		-	-	481	481
Defined benefit liability		-	-	16,092	16,092
Other long-term liabilities	(e)	22,049	23,648	(16,573)	29,124
Deferred tax liability	(c)	2,844	(2,844)	-	-
Total non-current liabilities		101,617	20,804	-	122,421
Total liabilities		390,817	20,804	-	411,621

Equity:
Agria Corporation shareholders’ equity:
Shares capital		-	-	-	-
Additional paid-in capital	(g)	313,813	(313,813)	-	-
Share premium	(g)	-	160,971	-	160,971
Statutory reserves		204	-	-	204
Share-based payment reserve	(g)	-	16,869	-	16,869
Other reserves	(e),(g)	(1,751)	98,394	-	96,643
Foreign currency translation reserve	(f)	11,079	(20,367)	-	(9,288)
Retained earnings	(f),(g)	(236,681)	34,629	-	(202,052)
Total equity attributable to shareholders of the Company		86,664	(23,317)	-	63,347
Non-controlling interests		115,080	482	-	115,562
Total equity		201,744	(22,835)	-	178,909
Total liabilities and equity		592,561	(2,031)	-	590,530

(a)	Inventories

Under U.S. GAAP, a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis (net) that subsequently cannot be marked up based on changes in underlying facts and circumstances. Reversals of impairment provision of inventories are allowed under IFRS.

(b)	Biological assets

Under U.S. GAAP, biological assets have been classified as inventories and measured at cost. All biological assets are classified as separate assets in the consolidated statement of financial position according to IAS 41, Agriculture.

(c)	Deferred tax assets

Under US GAAP, deferred taxes have been classified as current or non-current based on the nature of the related asset or liability giving rise to the temporary difference. All deferred tax assets are classified as non-current in the consolidated statement of financial position according to IAS 1, Presentation of Financial Statements.

(d)	Other investments

As of July 1, 2012 and June 30, 2013, by electing the exemption of IFRS 1, the Company designated the investments previously classified as “Financial assets carried at cost” as “Financial assets measured at fair value through other comprehensive income”.

(e)	Other long-term liabilities

As of July 1, 2012 and June 30, 2013, written put option over non-controlling interests was recognized as financial liability under IFRS. At initial recognition, financial liability was recognized as present value of estimated exercise price and corresponding debit to other reserve. Subsequent measurement of financial liability was recorded in accordance with IFRS 9.

(f)	Foreign currency translation reserve

As allowed by IFRS 1, the Group has elected to reset its cumulative translation adjustment account to zero through an adjustment to opening retained earnings at July1, 2012. Accordingly, the translation reserve as at this date of $20.4 million under U.S. GAAP is eliminated against retained earnings. Total equity was not changed as a result of this reclassification.

Such an adjustment to retained earnings is permanent, and gains or losses on subsequent disposals of foreign operations will exclude translation differences that arose before the transition date. Total comprehensive income was not changed as a result of these differences.

(g)	Additional paid-in capital

Additional paid-in capital was recorded under U.S. GAAP, certain reclassification was made to share premium, share-based payment reserves, other reserves and retained earnings according to IFRS.

(h)	Presentation reclassifications

In addition to the adjustments arising from transition to IFRS explained above, the following reclassification has been made to comparatives of the financial statements in order to conform with current year presentation. Revised presentation is to provide better information to the user of the financial statements and does not result in a change in the Group's income before and after income tax.

-	Statement of Profit or Loss - Separate line items of expense by nature are shown, including employee benefits expense, depreciation and amortization, fair value adjustments and non-operating items.
-	Statement of Financial Position - Separate line items of biological assets, finance receivables, other investments, share premium, share-based payment reserve are shown.

The impact on consolidated statement of cash flows for the year ended June 30, 2013 was not significant arising from the Group’s first-time adoption of IFRS.

4.	Financial Risk Management

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit and counterparty risk and liquidity risk. The Group’s financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance by actively managing debt level and cash flow in order to maintain a strong financial position and minimizing refinancing and liquidity risks by attaining healthy debt repayment capacity, appropriate maturity profile and availability of banking facilities. The Group uses derivative financial instruments to hedge certain risk exposures.

(a)	Market risk
(i)	Price and interest rate risk

Price risk is the risk that the value of financial instruments and the interest margin will fluctuate as a result of changes in market interest rates. The risk is that financial assets may be repriced at a different time and / or by a different amount than financial liabilities.

This risk is managed by operating within approved policy limits using an interest rate duration approach.

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had no interest rate contracts at June 30, 2014 (2013: US$51.8 million).

Sensitivity analysis

The sensitivity of net profit after tax for the year to June 30, 2014, to reasonably possible changes in conditions is as follows:

	Interest rate increase by 1%		Interest rate decrease by 1%
	2014	2013	2014	2013
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Impact on net profit after tax	(733)	(1,085)	733	1,085

Interest rate repricing schedule

The following tables include the Group’s assets and liabilities at their carrying amounts, categorized by the earlier of contractual repricing or maturity dates.

	Within 12 months	1 to 2 years	Over 2 years	Non-interest bearing	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As at June 30, 2014
Liabilities
Bank facilities	118,006	-	-	-	118,006
Amount due to related parties	2,241	-	-	-	2,241
Derivative financial instruments	-	-	-	780	780
Trade and other payables	-	-	-	245,673	245,673
	120,247	-	-	246,453	366,700
As at June 30, 2013
Liabilities
Bank overdraft	9,633	-	-	-	9,633
Bank facilities	160,134	-	-	-	160,134
Amount due to related parties	2,027	-	-	31	2,058
Derivative financial instruments	-	-	-	2,376	2,376
Trade and other payables	-	-	-	216,689	216,689
	171,794	-	-	219,096	390,890

(ii)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Most of the Group’s revenues and expenses are denominated in New Zealand dollars. Our exposure to foreign exchange risk primarily relates to transaction in U.S. dollars, Renminbi (“RMB”), Great Britain Pound, Australian dollars and Euro. In order to mitigate the foreign currency risk, the Group hedges foreign currency risks as they arise. In some circumstances, foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward foreign exchange contracts, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance sheet date are $79.5 million (2013: $57.0 million) for the Group. The cash settlement requirements of these contracts approximate the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to Australia business which is hedged with foreign exchange contracts.

Balances denominated in foreign currency can be summarized as:

	US$	RMB	GBP	AUD	Euro
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As at June 30, 2014
Cash and cash equivalents	4,937	1,508	10	23	124
Receivables	73,868	8,463	1,586	914	33,491

Bank facilities	(54,579)	(1,376)	-	-	-
Payables	(77,230)	(7,915)	(251)	(178)	(2,473)
Net financial position	(53,004)	680	1,345	759	31,142

Forward exchange contracts
Notional forward exchange cover	4,795	-	1,335	736	31,017
Net unhedged position	(57,799)	680	10	23	125

As at June 30, 2013
Cash and cash equivalents and restricted cash	22,495	56,610	8	51	-
Receivables	57,079	12,636	3,562	376	22,615
Bank facilities	(81,667)	(12,639)	-	(953)	(69)
Payables	(53,224)	(10,199)	-	(3,882)	(67)
Net financial position	(55,317)	46,408	3,570	(4,408)	22,479

Forward exchange contracts
Notional forward exchange cover	19,216	-	3.562	(3,505)	22,548
Net unhedged position	(74,533)	46,408	8	(903)	(69)

The net financial positions for the Group in AUD, RMB and USD include cash, trade and other receivables, bank borrowings and trade and other payables of the subsidiary companies domiciled in Australia, China and South America and are therefore not hedged.

The foreign exchange risks are not considered likely to lead to material change over the next reporting period. For this reason, sensitivity analysis of foreign exchange risks is not included.

(b)	Credit risk

Concentration of credit risk

Credit risk mainly arises from bank balances, advances, finance receivable, accounts and other receivables, and interest rate forward agreements. The carrying amounts of these balances substantially represent the Group’s maximum exposure to credit and counterparty risk in relation to financial assets.

As of June 30, 2014, substantially all of the Company's cash and cash equivalents were deposited in several financial institutions. The concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand, Australia, South America and China. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations. The Group performs on its customers and ongoing monitoring process on outstanding balances. The Group also has credit committee who meets regularly as required to review credit risk, new loans and provisioning.

The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

	2014	2013
	(US$’000)	(US$’000)
Total finance receivables, trade and other receivables
New Zealand	147,264	124,922
Australia	9,444	12,673
South America	50,872	41,958
China	9,936	13,142
Total	217,516	192,695

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulties in raising funds at short notice to meet commitments associated with financial instruments. Prudent liquidity risk management includes maintaining sufficient cash and availability of funding from an adequate amount of committed credit facilities. Management maintains rolling forecast of the Group’s liquidity reserves which comprises undrawn banking facilities and cash and cash equivalents, on the basis of expected cash flows.

Contractual Maturity Analysis

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 12 months	Between 1 and 2 years	Between 2 and 5 years	Contractual cash flow	Statement of financial position
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As at June 30, 2014
Liabilities
Bank facilities	46,178	67,361	16,830	130,369	118,006
Derivative financial instruments	776	4	-	780	780
Trade and other payables	220,930	24,743	-	245,673	245,673
Amount due to related parties	2,510	-	-	2,510	2,241
	270,394	92,108	16,830	379,332	366,700
As at June 30, 2013

Liabilities
Bank overdraft	9,638	-	-	9,638	9,633
Bank facilities	88,167	57,653	24,621	170,441	160,134
Derivative financial instruments	1,895	481	-	2,376	2,376
Trade and other payables	193,041	23,648	-	216,689	216,689
Amount due to related parties	2,301	-	-	2,301	2,058
	295,042	81,782	24,621	401,445	390,890

Expected Maturity Analysis

The expected cash flows of the Group’s finance receivables equal their contractual cash flows.

4.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain a capital structure to optimize the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of gearing ratio. This ratio is calculated as net debt divided by total equity. The Group’s strategy is to maintain a solid capital base to support the operations and development of its business in the long term.

	2014	2013
	(US$’000)	(US$’000)
Net debt	104,048	88,968
Total equity	215,812	178,909
Gearing ratio	48.2%	49.7%

4.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

There had been no material movements between the fair value hierarchy during the year ended June 30, 2014.

		Level 1	Level 2	Level 3	Total
	Note	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As at June 30, 2014
Assets
Derivative financial instruments	22	-	2,559	-	2,559
Other investments	26	-	-	8,122	8,122
		-	2,559	8,122	10,681

Liabilities
Derivative financial instruments	22	-	780	-	780

As at June 30, 2013
Assets
Derivative financial instruments	22	-	515	-	515
Other investments	26	8,554	-	7,720	16,274
		8,554	515	7,720	16,789
Liabilities
Derivative financial instruments	22	-	2,376	-	2,376

As at June 30, 2014, the interest rate used for determining fair value of finance receivable was 14.2% (2013: 14.4%).

5.	Critical Accounting Estimates and Judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Estimated impairment of assets

Non-financial assets including goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount.

In addition, the Group tests at least annually whether goodwill or assets that have indefinite useful lives have suffered any impairment. The recoverable amounts of assets or cash generating units (“CGUs”) have been principally determined based on value-in-use calculations. These calculations require the use of estimates, such as discount rates, future profitability and growth rates.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Valuation of seeds inventory

The net realizable value of seeds inventory depends on a number of factors such as age, germination levels and quality. A amount of judgement and estimation is required in assessing the valuation.

Provision and contingencies

Management reviews the provision at the end of each reporting period to determine whether the provision is adequate based on historical experience and most reliable estimates. Significant judgement is required in determining the provision and contingencies.

Measurement of defined benefit obligations

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The key assumptions used in determining the net cost / (income) for pensions include the discount rate, salary and pension growth rates and life expectancy. Any changes in these assumptions will impact the carrying amount of defined benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. Key assumptions for defined benefit obligations are based in part on current market conditions. Additional information is disclosed in note 31.

Provision for impairment of accounts and other receivables

The policy for provision for impairment of accounts and other receivables of the Group is based on the evaluation of collectability and on management’s judgement. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Consolidation of structured entities

The Directors have concluded that the Group controls Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds, even though it does not hold the shares of these subsidiaries. This is because the Group has entered a series of contractual arrangements with the registered owners of the structured entities, of which the Group is able to effectively control, recognize and receive substantially all the economic benefits of the business and operations of structured entities.

Property, plant and equipment and intangible assets

Management determines the estimated useful lives and residual values for the Group’s property, plant and equipment and intangible assets. Management will revise the depreciation/amortization charge where useful lives and residual values are different to previously estimated, or it will write off or write down technically obsolete that have been abandoned or sold.

6.	Segment Reporting

New Segment Reporting Structure

The Company has adopted new segment reporting of revenue and profitability for the fiscal year 2014 and onwards. The new reportable segments are considered to better reflect the results of operations carried out in line with the Company’s integrated and global strategy. The Company also believes that the new segment reporting will offer a better understanding of its global strategy to shareholders and stakeholders.

The Company now reports on three business segments: (i) Seed and Grain; (ii) Crop Protection, Nutrients and Merchandise; and (iii) Rural Services.

-	Seed and Grain – This business segment is engaged in research and development, production, and sale of seed products including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

-	Crop Protection, Nutrients and Merchandise – This business segment operates an extensive chain of retail stores that supply farm input materials including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

-	Rural Services – This business segment offers a variety of services critical to the agricultural economy, including:
•	Livestock – Livestock agents for sheep, beef, dairy, and deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;
•	Wool – Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing;
•	Irrigation and Pumping – Design, construction, installation and servicing of irrigation and pumping systems;
•	Real Estate – Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and
•	Insurance – Insurance brokerage providing a range of market-leading insurance products.

The operating profit of each segment is reported as the segment result. The segment results are presented on a consolidated basis and include all directly attributable income and expenses. Other non-segmented amounts relate to certain corporate activities including Finance, Treasury, HR and other support services of corporate head office and regional offices.

The segment information presented below for the year ended June 30, 2013 has been restated in accordance with the new reporting segments.

	Seed and Grain		Crop Protection, Nutrients and Merchandise		Rural Services		Corporate		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Total segment revenue	449,881	412,745	406,327	357,315	232,314	207,783	-	-	1,088,522	977,843
Inter-segment revenue	(64,951)	(37,649)	-	-	-	-	-	-	(64,951)	(37,649)
Total revenue from external customers	384,930	375,096	406,327	357,315	232,314	207,783	-	-	1,023,571	940,194
Operating profit/(loss)	23,523	19,226	23,185	18,977	21,794	16,243	(33,850)	(33,069)	34,652	21,377

Equity accounted earnings/(loss) of associates	2,072	1,144	-	-			22	(1,256)	2,094	(112)
Impairment loss on goodwill	-	(140,837)	-	-	-	-	-	-	-	(140,837)
Provision for impairment loss on land use rights and non-current prepayments	-	(56,968)	-	-	-	-	-	-	-	(56,968)
Non-operating items									4,750	(4,418)
Fair value adjustments									1,089	(1,531)
Net interest and finance costs									(9,285)	(12,385)
Profit/(loss) before tax									33,300	(194,874)
Income tax									(7,153)	(4,520)
Profit/(loss) for the year									26,147	(199,394)

Depreciation and amortization	3,246	3,158	1,044	894	1,032	1,035	4,607	2,895	9,929	7,982

Capital expenditure	7,179	5,578	3,448	631	991	1,140	26,272	1,782	37,890	9,131

	Seed and Grain			Crop Protection, Nutrients and Merchandise			Rural Services			Corporate			Total
	June 30, 2014	June 30, 2013	July 1, 2012	June 30, 2014	June 30, 2013	July 1, 2012	June 30, 2014	June 30, 2013	July 1, 2012	June 30, 2014	June 30, 2013	July 1, 2012	June 30, 2014	June 30, 2014	July 1, 2012
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Segment assets	309,370	273,297	490,652	91,577	71,461	80,139	116,913	100,136	95,792	82,964	140,352	144,009	600,824	585,246	810,592
Equity accounted investees	1,115	3,709	9,909	-	-	-	-	907	24	79	49	76	1,194	4,665	10,009
Assets held for sale	-	-	-	-	-	-	-	-	-	1,022	619	4,394	1,022	619	4,394
Total segment assets	310,485	277,006	500,561	91,577	71,461	80,139	116,913	101,043	95,816	84,065	141,020	148,479	603,040	590,530	824,995
Segment liabilities	146,996	128,513	117,574	48,382	26,440	35,555	85,789	62,476	58,957	106,061	194,192	226,685	387,228	411,621	438,771

The balances under Corporate represent assets and liabilities at corporate level and other businesses not categorized as operating segments.

Geographical Information

The Group operates predominantly in New Zealand, Australia, South America and China. The Australian and South American business units facilitate the export sales and services of New Zealand operations in addition to their own seed trading operations. Inter-segment pricing is determined on an arm’s length basis.

The revenue from external customers by geographical location are detailed below.

	2014	2013
	(US$’000)	(US$’000)
New Zealand	851,643	756,308
Australia	69,942	70,577
South America	92,104	96,664
China	9,882	16,645
	1,023,571	940,194

The Group’s non-current assets (excluding financial instruments and deferred tax assets) by geographical location are detailed below.

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
New Zealand	98,688	76,378	205,252
Australia	12,278	12,438	22,913
South America	4,782	5,100	2,346
China	22,472	10,309	73,372
	138,220	104,225	303,883

7.	Revenue

	2014	2013
	(US$’000)	(US$’000)
Sales	893,598	824,009
Commissions	88,263	79,693
Construction contract revenue	39,374	32,913
Interest revenue on finance receivables	789	1,622
Debtor interest charges	1,547	1,957
Total operating revenue	1,023,571	940,194

8.	Cost of sales

Cost of sales includes the following items by nature:

	2014	2013
	(US$’000)	(US$’000)
Depreciation and amortization	1,233	1,218
Employee benefits including commissions	27,724	20,946
Inventories, finished goods, work in progress, raw materials and consumables	704,938	650,506
Other	31,100	27,707
Total cost of sales	764,995	700,377

9.	Other Income

	2014	2013
	(US$’000)	(US$’000)
Dividend income	7	477
Other investment income	230	555
	237	1,032

10.	Other Operating Expenses

Other Operating expenses include the following items:

	2014	2013
	(US$’000)	(US$’000)
Audit fee (principal auditor)	510	478
Donations	8	7
(Reversal of)/provision for doubtful debts	(172)	4,578
Marketing expenses	8,582	7,477
Motor vehicle costs	6,641	6,877
Rental and operating lease costs	23,149	23,172
Others (note)	45,017	47,141
	83,735	89,730

Note: Others consist of communications costs, information technology costs, traveling and entertainment expenses, professional fees and general expenses.

11.	Equity Accounted Earnings/(Loss) of Associates

Earnings/(loss) from associates

June 30, 2014
Company name	% held by subsidiaries	Effective % held	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit / (loss) after tax	The Company share
			(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Continuing
Forage Innovations Limited	51%	21%	950	-	950	(459)	-	(459)	1,118	(981)	137	69
Canterbury Sale Yards (1996) Limited	50%	20%	170	3	172	(15)	-	(15)	482	(437)	45	22
Fertimas S.A. (formerly Lounay S.A.)	50%	20%	11,103	-	11,103	(9,475)	-	(9,475)	19,385	(18,743)	642	321
Beijing Zhongnong Seeds Industry Co., Ltd.	27%	27%	486	345	831	(2033)	-	(2033)	-	(126)	(126)	-
Disposed
4Seasons Feeds Limited	50%	20%	-	-	-	-	-	-	45,846	(42,484)	3,363	1,682
Di Santi y Romualdo LTDA	20%	8%	-	-	-	-	-	-	-	-	-	-
Gramina Pty Limited	50%	20%	-	-	-	-	-	-	-	-	-	-
			12,709	348	13,056	(11,982)	-	(11,982)	66,831	(62,771)	4,061	2,094

June 30, 2013
Company name	% held by subsidiaries	Effective % held	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit / (loss) after tax	The Company share
			(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Continuing
Forage Innovations Limited	51%	21%	980	-	980	(674)	-	(674)	845	(769)	77	39
Gramina Pty Limited	50%	20%	26	-	26	(115)	-	(115)	7	(143)	(136)	-
Canterbury Sale Yards (1996) Limited	50%	20%	107	4	111	(12)	-	(12)	468	(417)	51	25
4Seasons Feeds Limited	50%	20%	5,626	1,532	7,159	(1,101)	(2,822)	(3,924)	28,685	(26,905)	1,781	890
Lounay S.A.	50%	20%	9,154	105	9,259	(8,183)	-	(8,183)	17,724	(17,092)	632	563
Di Santi y Romualdo LTDA	20%	8%	6,021	89	6,109	(3,656)	-	(3,656)	22,241	(20,929)	1,312	(348)
Beijing Zhongnong Seeds Industry Co., Ltd.	27%	27%	512	356	868	(1,926)	-	(1,926)	-	(536)	(536)	(144)
Disposed
Agritranz Limited	50%	20%	-	-	-	-	-	-	2,883	(2,806)	77	38
Kelso Wrightson (2004) Limited	50%	20%	-	-	-	-	-	-	-	-	-	-
			22,426	2,086	24,512	(15,667)	(2,822)	(18,490)	72,853	(69,597)	3,258	1,063

For the year ended June 30, 2013, impairment loss for provision of investment in Beijing Zhongnong Seeds Industry Co., Ltd. of $1.2 million was recognized in profit or loss.

Movement in carrying value of equity accounted investees

	2014	2013
	(US$’000)	(US$’000)
Opening balance	4,665	10,009
New investments	-	2,091
Reclassification	(1,517)	-
Currency translation	243	(47)
Divestment of associates	(1,381)	(3,367)
Provision for impairment	-	(1,175)
Share of profit/(loss)	2,094	1,063
Dividends received	(2,910)	(3,909)
Closing balance	1,194	4,665

There is no goodwill included in the carrying value of equity accounted investees (2013: Nil and July 1, 2012: Nil)

For the year ended June 30, 2013, in line with the Company’s strategy to focus on its proprietary corn seed products, the Company decided to discontinue the commercial arrangement with Ganxin. Accordingly, in December 2012, the Company entered into an equity transfer agreement to dispose of its 49% equity interest in Ganxin at a consideration of approximately $6.5 million. The transaction was completed in May 2013, resulted in a loss on disposal of approximately $2.1 million.

In relation to the investment in Beijing Zhongnong Seed Industry Co., Ltd. (“Zhongnong”), the operation has ceased and no future cash flow is expected from the investment after the restructuring of our research and development function from Zhongnong. Accordingly, impairment provision of $1.2 million was made to write down the full carrying value of the investment in Zhongnong as of June 30, 2013.

In May 2014, the Group sold its 50% investment in the 4Seasons Feeds Limited joint venture company to its partner International Nutritionals Limited. A gain on sale of the investment of $3.9 million has been included in non-operating items in the Statement of Profit or Loss. Associated with the investment sale was the sale of certain intellectual property and fixed assets to 4Seasons Feeds Limited. A gain on sale of these items of $0.2 million has also been included in non-operating items in the Statement of Profit or Loss.

12.	Non-Operating Items

		2014	2013
	Note	(US$’000)	(US$’000)
Capital gains/(losses) on sale of businesses, property, plant and equipment		3,809	(1,565)
Bargain gain on acquisition of business		1,033	-
Onerous property lease		-	(1,437)
Defined benefit superannuation plan	31	1,806	(679)
Others		(1,898)	(737)
		4,750	(4,418)

13.	Fair Value Adjustments

		2014	2013
	Note	(US$’000)	(US$’000)
Assets held for sale		(65)	(114)
Biological assets	20	1,154	(1,417)
		1,089	(1,531)

14.	Interest – Finance Income and Expenses

	2014	2013
	(US$’000)	(US$’000)
Finance income contains the following items:
Other interest income	1,591	2,213
Finance income	1,591	2,213

Interest funding expense
Interest on interest rate swaps	(49)	(228)
Interest on bank loans and overdrafts	(6,052)	(10,004)
Interest on shareholder loan	(214)	(285)
Bank facilities fees	(3,383)	(3,454)
Unwinding discount of financial liability	(1,095)	(1,754)
Others	(368)	(453)
Interest funding expense	(11,161)	(16,178)

Foreign exchange
Net gain/(loss) on foreign denominated items	(2,395)	4,245
Derivatives not in qualifying hedge relationships	2,680	(2,665)
Foreign exchange income, net	285	1,580

Net interest and finance costs	(9,285)	(12,385)

15.	Income Tax and Deferred Tax

Under the laws of the Cayman Islands and BVI, the Company, Agria Group Ltd. and Agria Asia Investments are not subject to tax on its income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations.

China Victory, Agria Overseas, Agria International and Agria Hong Kong are subject to an applicable profits tax rate of 16.5% in Hong Kong.

Shenzhen Zhongguan Group, Agria Brother, Shenzhen NKY, Shenzhen PGW Seeds, Beiao, Zhuhai NKY are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

In April 2012, NKY obtained the approval of full exempt enterprise income tax on profit from seeds breeding and crop planting starting from 2011. The tax paid for 2011 profit was refunded. The "High New Technology Business" certificate (where the holder of certificate is entitled to a preferential enterprise income tax rate of 15%) obtained on December 14, 2009 has expired since December 2012. As a result, its income from business other than seeds breeding and crop planting is subject to the normal rate of 25%.

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable. There are open statutes of limitations for taxing authorities to audit the Company’s tax returns from 2009 to the current year. Where a non-resident company in New Zealand has voting interest in a company in New Zealand of 10% or greater, any fully imputed dividend is not liable for withholding tax. For the year ended June 30, 2013 and 2014, dividend from PGW was not subject to withholding tax. The Group has $4.5 million imputation credits as at June 30, 2014 (2013: $1.0 million). This balance includes the third provisional tax instalment made on July 28, 2014 in respect of the year ended June 30, 2014.

Australian resident companies are taxable on their taxable income at the rate of 30%.  Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate. There are open statutes of limitations for taxing authorities to audit the Company’s tax returns from 2009 to the current year.

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

F-33

	2014	2013
	(US$’000)	(US$’000)
Current tax expense
Current year	13,361	4,130
Adjustment for prior years	(3,676)	(2,509)
	9,685	1,621
Deferred tax expense
Origination and reversal of temporary differences	(1,453)	3,647
Effect of change in tax rates	-	229
Adjustments for prior years	(1,079)	(977)
	(2,532)	2,899

Income tax expense	7,153	4,520

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2014	2013
	(US$’000)	(US$’000)
Profit/(loss) before tax	33,300	(194,874)
Tax calculated at domestic tax rates applicable to profits in the respective countries	12,098	(28,306)
(Income)/expense not (recoverable)/deductible for tax	(1,319)	35,817
Effect of tax exemptions	(1,846)	(3,266)
Effect of tax law changes and recognition of outside basis differences	68	112
Changes in valuation allowance	2,412	5,203
Off-set of cumulative loss brought forward	(19)	(1,275)
Under/(over) provision in prior years	(4,755)	(3,101)
Others	514	(664)
	7,153	4,520

The weighted average applicable tax rate was 36.3% (2013: 14.5%). The increase was caused by impairment losses charged for the year ended June 30, 2013 from group’s subsidiaries in the respective countries with lower tax rate.

	2014	2013
	(US$’000)	(US$’000)
Income tax recognized directly in equity
Income tax on changes in fair value of cash flow hedges	(223)	-
Deferred tax on movement of actuarial gain/(loss) on employee benefit plans	(1,190)	(1,432)
	(1,413)	(1,432)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities			Net
	As at June 30,		As at July 1,	As a June 30,		As at July 1,	As a June 30,		As at July 1,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Property, plant and equipment	-	-	-	(6,129)	(6,108)	(2,821)	(6,129)	(6,108)	(2,821)
Intangible assets	-	-	-	(98)	(1,241)	(1,247)	(98)	(1,241)	(1,247)
Employee benefits	8,319	8,107	6,195	-	-	-	8,319	8,107	6,195
Provisions	7,550	5,824	5,959	-	-	-	7,550	5,824	5,959
Other items	419	701	3,458	(403)	-	-	16	701	3,458
Tax (assets) / liabilities	16,288	14,632	15,612	(6,630)	(7,349)	(4,068)	9,658	7,283	11,544

Movement in deferred tax on temporary differences during the year

	Property, plant and equipment	Intangible assets	Employee benefits	Provisions	Other items	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Balance as at July 1, 2012	(2,821)	(1,247)	6,195	5,959	3,458	11,544
Recognized in profit or loss	(3,535)	62	3,601	10	(3,037)	(2,899)
Recognized in other comprehensive income	-	-	(1,432)	-	-	(1,432)
Exchange difference	248	(56)	(257)	(145)	280	70
Balance as at June 30, 2013 and July 1, 2013	(6,108)	(1,241)	8,107	5,824	701	7,283
Recognized in profit or loss	746	1,240	376	908	(738)	2,532
Recognized in other comprehensive income	-	-	(1,190)	-	-	(1,190)
Exchange difference	(767)	(97)	1,026	818	53	1,033
Balance as at June 30, 2014	(6,129)	(98)	8,319	7,550	16	9,658

Unrecognized tax losses/Unrecognized temporary differences

The Group has unrecognized deferred tax assets of $10.2 million as at June 30, 2014 (2013: $8.1 million and July 1, 2012: $3.2 million) and does not have any unrecognized temporary differences (2013: nil and July 1, 2012: nil). These unrecognized tax assets largely relate to carried forward and current year losses in Australian and China operations of the Group. As at June 30, 2014, the accumulated tax losses amounting to $11.8 million (2013: $13.5 million) will be expired in five years. There is no expiry period for the other tax losses.

16.	Earnings/(Loss) Per Share

The calculation of the basic earnings per share is based on profit attributable to equity holders of $5.9 million (2013: loss of $137.2 million) and the weighted average number of 110,766,600 shares in issue (2013: 110,766,600 shares) during the year.

The calculation of the diluted earnings per share for the year ended June 30, 2014 was based on profit attributable to equity holders of $5.9 million and 110,891,096 shares which is the weighted average number of 110,766,600 shares in issue during the year, plus the weighted average number of 124,496 shares deemed to be issued at no consideration if all outstanding employee share options have been exercised.

For the year ended June 30, 2013, all of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive earnings/(loss) per share because the effect of inclusion would be anti-dilutive.

Options to purchase 6,852,333 and 3,210,667 ordinary shares were exercisable as at June 30, 2013 and 2014, respectively.

17.	Cash and Cash Equivalents, Restricted Cash and Bank Facilities

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Cash and cash equivalents	13,958	43,342	26,070
Restricted cash	-	37,457	63,038
	13,958	80,799	89,108
Short-term facilities:
Bank overdraft	-	(9,633)	-
Short-term facilities	(32,502)	(65,678)	(85,787)
Long-term facilities – current portion	(6,362)	(17,732)	(7,916)
	(38,864)	(93,043)	(93,703)
Long-term facilities
Long-term portion	(79,142)	(76,724)	(108,058)

Net debt	(104,048)	(88,968)	(112,653)

Bank facilities

The Group’s subsidiary, PGW, entered into a new syndicated facility agreement on December 20, 2013. This agreement currently provides bank facilities of up to $154.0 million. PGW has granted a general security deed and mortgage over all its wholly-owned New Zealand and Australian assets to a security trust. These assets include the shares held in South American subsidiaries and associates. ANZ Bank New Zealand Limited acts as security trustee for the banking syndicate (ANZ Bank New Zealand Limited, Bank of New Zealand Limited and Westpac New Zealand Limited).

PGW bank facilities include:

-	Term debt facilities of $101.5 million maturing on August 1, 2016.
-	A working capital facility of up to $52.5 million maturing on August 1, 2016.

The syndicated facility agreement also allows the Group, subject to certain conditions, to enter into additional facilities outside of the Company syndicated facility. The additional facilities are guaranteed by the security trust. These facilities amounted to approximately $22.1 million as at June 30, 2014 including:

-	Overdraft facilities of approximately $8.4 million
-	Guarantee and trade finance facilities of approximately $5.7 million
-	Standby letters of credit of $8.0 million to secure the current Uruguayan bank facilities outlined below.

PGW also had current Uruguayan bank facilities amounting to approximately $26.1 million as at June 30, 2014 which were secured in part by the standby letters of credit outlined above.

The Group’s subsidiary, Agria Group Limited, obtained a loan facility of approximately $28.6 million which will mature on May 29, 2018 provided by a bank.

The Group’s subsidiary, Agria NKY Seeds Co., Ltd., obtained a trade facility of approximately $12.2 million provided by a bank.

The weighted average interest rates on short-term and long-term borrowings outstanding as of each balance sheet date were as follows.

	As at June 30,		As at July 1,
	2014	2013	2012
Short-term facilities	4.6%	4.1%	4.7%
Long-term facilities	3.2%	4.3%	4.3%

Restricted cash balances of $63.0million and $37.5 million as at July 1, 2012 and June 30, 2013 respectively, were pledged against short-term facilities.

18.	Accounts Receivables, Prepayments and Other Current Assets

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Accounts receivable	198,795	170,400	160,425
Less provision for doubtful debts	(5,649)	(4,790)	(6,930)
Net accounts receivables	193,146	165,610	153,495
Other receivables and prepayments	21,254	18,248	21,260
Other receivables from associate	2,500	2,474	-
	216,900	186,332	174,755

Analysis of movements in provision for doubtful debts

	2014	2013
	(US$’000)	(US$’000)
Balance at beginning of year	(4,790)	(6,930)
Provision for doubtful collection	(981)	(368)
Write-offs	515	2,475
Exchange differences	(393)	33
Balance at end of year	(5,649)	(4,790)

The aging status of the accounts receivable at the reporting date

	June 30, 2014		June 30, 2013		July 1, 2012
	Not impaired	Impaired	Not impaired	Impaired	Not impaired	Impaired
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Not past due	166,219	-	135,400	-	133,432	-
Past due 1-30 days	18,209	392	20,307	276	12,070	118
Past due 31-60 days	3,641	476	5,064	1,075	2,548	237
Past due 61-90 days	3,615	1,306	2,729	2,692	4,928	215
Past due 90 plus days	1,462	3,475	2,110	747	517	6,360
Impairment	-	(5,649)	-	(4,790)	-	(6,930)
	193,146	-	165,610	-	153,495	-

19.	Inventories

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Merchandise / finished goods	204,073	192,484	191,963
Raw materials and work in progress	13,799	8,152	5,830
Less provision for inventory write down	(5,689)	(5,185)	(5,015)
	212,183	195,451	192,778

During the year ended June 30, 2014, finished goods, work in progress, raw materials and consumables included in cost of sales in the Statement of Profit or Loss amounted to$704.9 million (2013: $650.5 million) (see note 8).

During the year ended June 30, 2014, inventories written down to net realizable value amounted to $4.5 million (2013: $4.0 million). The write-downs are included in cost of sales in the Statement of Profit or Loss. Consideration is given to factors such as age, germination levels and quality when assessing the net realizable value of seeds inventory.

20.	Biological Assets

		2014	2013
Livestock	Note	(US$’000)	(US$’000)
Opening balance		3,386	16,512
Increase due to acquisitions		10,817	12,536
Decrease due to sales		(10,337)	(24,498)
Net decrease due to births, deaths and category changes		(2)	(43)
Changes in fair value	13	1,154	(1,417)
Exchange difference		534	295
Closing balance		5,552	3,385

Current		5,424	3,272
Non-current breeding stock		128	113
		5,552	3,385

A fair value movement of $1.2 million was recorded in the Statement of Profit or Loss in respect of biological assets (2013: fair value movement of $1.4 million). Biological assets are classified as level 2 in the fair value hierarchy.

As at June 30, 2014, livestock held for sale comprised 4,235 cattle, 16,332 sheep and 151 other (consisting of bulls) (2013: 3,099 cattle, 9,453 sheep and 165 other (consisting of bulls and deer) and July 1, 2012: 11,677 cattle, 54,983 sheep and 256 other (consisting of bulls and deer)). During the year, the Group sold 6,281 cattle, 46,619 sheep and 78 other (2013: 14,560 cattle, 106,330 sheep and 91 other).

21.	Finance Receivables

As part of the sale of the Group's finance subsidiary, PGG Wrightson Finance Limited (“PWF”), to Heartland Building Society (Heartland), certain excluded loans were acquired by the Group's wholly owned subsidiary, PGW Rural Capital Limited. In addition certain PWF loans sold to Heartland were guaranteed by the Group. Loans put to or called by the Group under the guarantee had been transferred to PGW Rural Capital Limited and are included within this note. As at June 30, 2014, there were no remaining guaranteed loans held by Heartland. All past due finance receivables were impaired.

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)

Finance receivables - less than one year	13,310	17,274	37,598
Finance receivables - more than one year	-	-	-
Allowance for doubtful debts	(10,194)	(8,403)	(14,444)
	3,116	8,871	23,154

	As at June 30,
	2014	2013
Impairment	(US$’000)	(US$’000)
Balance at the beginning of the year	(8,403)	(14,444)
Impairment (losses)/recoveries recognized in the income statement	248	(3,342)
Interest charged on impaired accounts	(1,033)	(1,862)
Amounts written off to the income statement	139	11,211
Amounts written off not previously provided for	-	-
Exchange differences	(1,145)	34
Movement in specific provision and bad debts written off	(10,194)	(8,403)

	As at June 30,		As at July 1,
	2014	2013	2012
Impaired	(US$’000)	(US$’000)	(US$’000)
The status of the receivables at the reporting date
Past due more than 1 year	13,310	17,274	37,598
Impairment	(10,194)	(8,403)	(14,444)
	3,116	8,871	23,154

	As at June 30,		As at July 1,
Asset Quality - Finance receivables	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Neither past due or impaired	-	-	-
Individually impaired loans	13,310	17,274	37,598
Past due loans	-	-	-
Provision for credit impairment	(10,194)	(8,403)	(14,444)
Total carrying amount	3,116	8,871	23,154

Past due over 90 days assets (includes impaired assets)	2014	2013
	(US$’000)	(US$’000)
Balance at the beginning of the year	17,274	37,598
Additions	1,942	12,680
Reduction	(7,871)	(33,162)
Exchange difference	1,965	158
Balance at the end of the year	13,310	17,274

Impaired assets	2014	2013
	(US$’000)	(US$’000)
Balance at the beginning of the year	17,274	37,598
Acquired impaired assets	-	8,943
Additions to individually impaired assets	1,942	3,737
Amounts written off	(139)	(11,211)
Repayments	(7,732)	(21,951)
Exchange difference	1,965	158
Balance at the end of the year	13,310	17,274
Provision for credit impairment	(10,194)	(8,403)
Net carrying amount of impaired assets	3,116	8,871

22.	Derivative Financial Instruments

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Derivative assets held for risk management
Current	2,236	512	2,336
Non-current	323	3	395
	2,559	515	2,731
Derivative liabilities held for risk management
Current	(776)	(1,895)	(1,156)
Non-current	(4)	(481)	(232)
	(780)	(2,376)	(1,388)
Net derivatives held for risk management	1,779	(1,861)	1,343

Cash flow hedges of interest rate risk

The Group uses interest rate swaps to hedge its exposure to changes in the market rates of variable and fixed interest rates.

Other derivatives held for risk management

The Group also uses forward foreign exchange contracts, spot foreign exchange contracts and foreign exchange options to manage its exposure to foreign currency fluctuations.

23.	Assets Held For Sale

Properties

The Group currently has eight properties classed as held for sale. The properties are on the market and are held at market value (see note 13).

A total impairment loss of $0.1 million (2013: $0.1 million) on the re-measurement of the disposal groups to the lower of their carrying amount and fair value less costs to sell has been recognized in fair value adjustments in the Statement of Profit or Loss.

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Assets classified as held for sale
Property, plant and equipment	1,022	619	4,394
	1,022	619	4,394

24.	Financial Instruments

Financial instruments by category

The table below set out the Group’s classification of each class of financial assets and liabilities, and their fair values.

	Designated at fair value	Other amortized cost	Total carrying amount	Fair value
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As at June 30, 2014
Assets
Cash and cash equivalents	-	13,958	13,958	13,958
Derivative financial instruments	2,559	-	2,559	2,559
Trade and other receivables	-	196,900	196,900	196,900
Other investments	8,122	1,194	9,316	9,316
Finance receivables	-	3,116	3,116	3,116
	10,681	215,168	225,849	225,849
Liabilities
Derivative financial instruments	780	-	780	780
Trade and other payables	-	245,673	245,673	245,673
Amount due to related parties	-	2,241	2,241	2,241
Bank facilities	-	118,006	118,006	118,006
	780	365,920	366,700	366,700

As at June 30, 2013
Assets
Cash and cash equivalents	-	43,342	43,342	43,342
Restricted cash	-	37,457	37,457	37,457
Derivative financial instruments	515	-	515	515
Trade and other receivables	-	161,498	161,498	161,498
Other investments	16,274	862	17,136	17,136
Finance receivables	-	8,871	8,871	8,871
	16,789	252,030	268,819	268,819
Liabilities
Bank overdraft	-	9,633	9,633	9,633
Derivative financial instruments	2,376	-	2,376	2,376
Trade and other payables	-	216,689	216,689	216,689
Amount due to related parties	-	2,058	2,058	2,058
Bank facilities	-	160,134	160,134	160,134
	2,376	388,514	390,890	390,890

As at July1, 2012
Assets
Cash and cash equivalents	-	26,070	26,070	26,070
Restricted cash	-	63,038	63,038	63,038
Derivative financial instruments	2,731	-	2,731	2,731
Trade and other receivables	-	153,298	153,298	153,298
Other investments	12,529	4,319	16,848	16,848
Finance receivables	-	23,154	23,154	23,154
	15,260	269,879	285,139	285,139
Liabilities
Derivative financial instruments	1,388	-	1,388	1,388
Trade and other payables	-	207,043	207,043	207,043
Amount due to related parties	-	715	715	715
Bank facilities	-	201,761	201,761	201,761
	1,388	409,519	410,907	410,907

The Group’s banking facilities are based on floating interest rates. Therefore, the fair value of the banking facilities equals the carrying value.

25.	Property, Plant and Equipment

	Land	Buildings	Plant and equipment	Capital works projects	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2012	10,975	18,363	72,892	1,084	103,314
Additions	-	1,338	5,586	885	7,809
Disposal and transfers to other asset classes	333	4,272	(3,237)	-	1,368
Exchange difference	(306)	(767)	(2,924)	(74)	(4,071)
Balance at June 30, 2013 and July 1, 2013	11,002	23,206	72,317	1,895	108,420
Additions	10,628	17,701	6,232	(1,267)	33,294
Added as part of a business combination	-	-	142	-	142
Disposals and transfers to other asset classes	(202)	(1,457)	(1,961)	-	(3,620)
Exchange difference	1,946	3,226	7,187	183	12,542
Balance at June 30, 2014	23,374	42,676	83,917	811	150,778

Accumulated depreciation and impairment losses

Balance at July 1, 2012	-	2,943	29,835	-	32,778
Depreciation for the year	-	555	5,016	-	5,571
Depreciation recovered to cost of sales	-	-	1,044	-	1,044
Disposals and transfers to other asset classes	-	(266)	(542)	-	(808)
Exchange difference	-	(103)	(1,308)	-	(1,411)
Balance at June 30, 2013 and July 1, 2013	-	3,129	34,045	-	37,174
Depreciation for the year	-	631	4,912	-	5,543
Depreciation recovered to cost of sales	-	-	1,028	-	1,028
Additions	-	145	555	-	700
Disposals and transfers to other asset classes	-	(171)	(2,109)	-	(2,280)
Exchange difference	-	317	3,693	-	4,010
Balance at June 30, 2014	-	4,051	42,124	-	46,175
Carrying amounts
At July 1, 2012	10,975	15,420	43,057	1,084	70,536
At June 30, 2013 and July 1, 2013	11,002	20,077	38,272	1,895	71,246
At June 30, 2014	23,374	38,625	41,793	811	104,603

Property, plant and equipment under construction

During the year ended June 30, 2014, the Group completed property projects in Ashburton, Culverden and Rangiora in New Zealand.

26.	Other Investments

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
BioPacific Ventures Limited	8,122	7,720	6,935
Heartland New Zealand Limited	-	8,554	5,594
Sundry	1,194	862	4,319
	9,316	17,136	16,848

The Group sold its investment in Heartland New Zealand Limited on August 29, 2013. A fair value movement of $0.1 million was recorded in other comprehensive income in the period from July 1, 2013 until sale. The cumulative fair value gain of $1.2 million, held in the fair value reserve in equity in respect of this investment, has been reclassified to retained earnings following the sale of this investment. Investment disposal costs of $0.02 million have been recognized in respect to the sale. Prior to its sale the investment was classified as level 1 in the financial instruments (note 4).

A fair value loss of $0.8 million was recorded in other comprehensive income for the BioPacific Ventures Limited investment in the year ended June 30, 2014 (2013: fair value loss of $0.9 million). The investment is classified as level 3 in the financial instruments (note 4). During the year ended June 30, 2014, the Group invested an additional $0.2 million as part of its investment commitment.

Sundry consists of sale yards investments, which do not have a market price in an active market and whose fair value cannot be reliably determined, are carried at cost.

27.	Intangible Assets

	Land use rights	Acquired technology	Software	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2012	58,335	5,169	11,870	75,374
Additions	75	442	806	1,323
Disposals and reclassifications	-	(7)	(10)	(17)
Exchange difference	1,381	92	(381)	1,092
Balance at June 30, 2013 and July 1, 2013	59,791	5,696	12,285	77,772
Additions	42	909	3,523	4,474
Disposals and reclassifications	-	-	(1,637)	(1,637)
Exchange difference	6	125	1,686	1,817
Balance at June 30, 2014	59,839	6,730	15,857	82,426

Accumulated amortization and impairment

Balance at July 1, 2012	6,864	3,225	6,498	16,587
Amortization for the year	1,328	255	1,166	2,749
Provision for impairment loss (note)	50,589	-	-	50,589
Disposals and reclassifications	-	-	(15)	(15)
Exchange difference	938	59	(212)	785
Balance at June 30, 2013 and July 1, 2013	59,719	3,539	7,437	70,695
Amortization for the year	14	444	4,322	4,780
Disposals and reclassifications	-	-	(1,586)	(1,586)
Exchange difference	5	72	1,112	1,189
Balance at June 30, 2014	59,738	4,055	11,285	75,078

Carrying amounts
At July 1, 2012	51,471	1,944	5,372	58,787
At June 30, 2013 and July 1, 2013	72	2,157	4,848	7,077
At June 30, 2014	101	2,675	4,572	7,348

Note:

The relevant land parcels were acquired in the time when the Group was engaged in sheep breeding business, which has since ceased after disposal of P3A. Since then, we have explored, apart from finding third-party tenants, long-term viable alternative commercial use of the land parcels, especially with respect to trial plantation of grass varieties. Extensive trial plantation of grass was conducted over the last several years. These trial plantations and their latest results and evaluations completed in late 2012 indicated that it would not be economically viable to carry out large scale commercial plantation on this land. After completion of the trial plantations, the Company engaged a separate and independent professional valuer to evaluate the value of the land. The independent valuation indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible alternatives that these land parcels could be used. Without clear visibility as to its cash flow generating capacity in the foreseeable future, the Company determined that it was appropriate to record a full impairment provision of land use rights of approximately $50.6 million and related non-current prepayments of approximately $6.4 million (note 29), totaling amounted to approximately $57.0 million for the year ended June 30, 2013.

28.	Goodwill

	2014	2013
	(US$’000)	(US$’000)
Opening balance	3,264	141,189
Business combination	-	1,650
Impairment loss	-	(140,837)
Exchange difference	14	1,262
Closing balance	3,278	3,264

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to business segment. A segment-level, the goodwill is allocated to the Seed and Grain segment.

The recoverable amounts of CGUs are determined based on value-in-use calculations. The calculations use budget for the first year and cash flow projections based on financial forecast prepared by the management covering the remaining 4-year operating period. The key assumptions include revenue, cost of sales and operating expenses which were determined by management based on the past performance and its expectations on market development. The growth rate of revenue for the CGUs was 115% for the next year, 6% to 15% for the second to fifth year and 2% for terminal growth rate. The present value of cash flow projections for the CGUs are calculated by using pre-tax discount rate of 13.8%.

Based on the assessment test of goodwill, in the opinion of the Directors, no impairment against the Group’s goodwill as at June 30, 2014 is considered necessary.

For the year ended June 30, 2013, the Group recognized an impairment loss on goodwill of US$140.8 million. A number of factors, including the overall financial performance and the share price of PGW, recognition of goodwill impairment loss in the consolidated financial statements of PGW, the slower than expected recovery in the Australian market following poor weather and trading conditions were considered. These conditions were reflected in the Group’s operating results and cash flow for the quarter ended June 30, 2013. As a result, the Group has reconsidered the above factors and re-evaluated growth and trend estimate in its future cash flow and value-in-use models. The goodwill impairment assessment process was conducted at the CGUs. The Group determined the fair value based on value-in-use calculations. The calculations use budget for the first year and cash flow projections based on financial forecast prepared by the management covering the remaining 4-year operating period. The key assumptions include revenue, cost of sales and operating expenses which were determined by management based on the past performance and its expectations on market development. The growth rate of revenue for the CGUs was minus 1% for the next year, 5% to 8% for the second to fifth year and 2% for terminal growth rate. The present value of cash flow projections for the CGUs is calculated by using pre-tax discount rate of 13.8%. Based on the assessment test of goodwill, the recoverable amount was lower than the carrying amount of the goodwill and it was concluded that carrying amount of goodwill of approximately $140.8 million was impaired.

29.	Non-current Prepayment

Prepayments and other current assets consist of the following:

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Non-current prepayments	414	224	6,350

For the year ended June 30, 2013, the Group recognized a provision for impairment loss of non-current prepayments of approximately $6.4 million. The non-current prepayment relates to a prepaid land lease for an extended lease term of land from December 31, 2028 to December 31, 2038 in respect of a parcel of land with land use right expiring on December 31, 2028.A detailed explanation of the provision for impairment loss is set out in note 27.

30.	Accounts and Other Payables

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Accounts payable	131,817	117,247	133,600
Loyalty reward programme (note)	1,336	969	1,112
Deposits received in advance	3,703	4,639	7,073
Provisions (note)	27,043	25,933	22,954
Accruals and other liabilities	68,514	59,848	35,287
Employee entitlements	19,263	12,692	14,090
	251,676	221,328	214,116

Payable within 12 months	221,150	192,204	188,003
Payable beyond 12 months	30,526	29,124	26,113
	251,676	221,328	214,116

Note:

Provisions

Silver Fern Farms supply contract

In 2009, the Group entered into a supply contract with Silver Fern Farms Limited. The contract term expires in September 2019. The Company booked a provision in June 2011 which represented the anticipated excess of costs to be borne under the contract over anticipated returns. The management has reconsidered this provision as at June 30, 2014 in respect of the level of supply and current livestock market trends and considered that it is appropriate to hold a provision of approximately $0.9 million. This provision represents the management best estimate of the expected excess of costs over returns for the remaining term of the contract. See also contingent liabilities commentary in note 36.

	2014	2013
	(US$’000)	(US$’000)
Balance as at July 1	921	1,060
Payment made under contract	-	-
Assessment of provision	(133)	(120)
Exchange difference	115	(19)
Balance as at June 30	903	921

Onerous lease

The Group exited a property, in respect of the Wool business, on June 30, 2013 with a lease that expires in August 2018. This lease is considered onerous and the provision represents the management best estimate of the expected excess of costs over returns for the remaining term of the lease contract.

	2014	2013
	(US$’000)	(US$’000)
Balance as at July 1	1,363	-
Assessment of provision	(139)	1,437
Exchange difference	173	(74)
Balance as at June 30	1,397	1,363

Loyalty reward programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded ASB Visa reward card. A provision was retained for the expected level of points redemption.

	2014	2013
	(US$’000)	(US$’000)
Balance as at July 1	969	1,112
Additional provision made	948	784
Amount utilized	(720)	(907)
Exchange difference	139	(20)
Balance as at June 30	1,336	969

31.	Defined Benefit Liability

Defined Benefit Asset / Liability in PGW

	As at June 30,		As at July 1,
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Present value of funded obligations	(59,789)	(56,244)	(59,764)
Fair value of plan assets	47,952	40,152	38,973
Total defined benefit asset/(liability)	(11,837)	(16,092)	(20,791)

The Group makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. The two defined benefit plans are open by invitation, however the Group has not invited new members to the schemes since June 1995 and November 2000 respectively. The Group does not intend to invite new members to the scheme. The plan's retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

PGW Employment Benefits Plan assets consist of:	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2014	2013	2014	2013
Equities	72%	65%	72%	67%
Fixed interest	24%	32%	24%	31%
Cash	4%	3%	4%	2%
	100%	100%	100%	100%

Plan assets included exposure to PGW's ordinary shares of approximately $1.4 million (2013: $0.9 million).

Actuarial Assumptions:	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2014	2013	2014	2013
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	4.42%	4.03%	4.42%	4.03%
Future salary increases	3.00%	3.00%	0.00%	3.00%
Future pension increases	2.00%	2.50%	1.40%	2.50%

The IFRS Interpretations Committee has provided clarification with regards to IAS 19 as to whether the discount rate used to calculate a defined benefit liability should be pre-tax or post tax. The Committee observed that a pre-tax discount rate should be applied. Historically, the Group's actuarial calculations used a post-tax discount rate. In calculating the Group's defined benefit liability as at June 30, 2014 a pre-tax rate has been used. The impact of this change was a reduction in the net liability of $2.7 million. No change had been made to the comparative period.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows:

	PGG Wrightson Employment Benefits Plan (Years)		Wrightson Retirement Plan (Years)
	2014	2013	2014	2013
Longevity at age 65 for current pensioners
Males	21	21	21	21
Females	24	24	24	24
Longevity at age 65 for current members aged 45
Males	24	24	24	24
Females	27	27	27	27

As at June 30, 2014, the weighted average duration of the defined benefit obligation was 9.2 years for the PGG Wrightson Employment Benefits Plan and 11.5 years for the Wrightson Retirement Plan.

Sensitivity Analysis

The sensitivity of the defined benefit obligation (DBO) to changes in the weighted principal assumption is:

	2014
	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption
	(US$’000)	(US$’000)
Change in assumption
Discount rate (0.50% movement)	1,449	(1,582)
Salary growth rate (0.50% movement)	(212)	319
Pension growth rate (0.25% movement)	(572)	559
Life expectancy (1 year movement)	(958)	1,024

	2014	2013	2012	2011	2010
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Historical information
Present value of the defined benefit obligation	59,789	56,244	59,764	57,128	45,270
Fair value of plan assets	(47,952)	(40,152)	(38,973)	(43,107)	(32,790)
Deficit in the plan	11,837	16,092	20,791	14,021	12,480

The Group expects to pay approximately $1.0 million (2014: $2.4 million) in contributions to defined benefit plans in 2015. Member contributions are expected to be approximately $1.0 million (2014: $0.9 million).

Movement in the liability for defined benefit obligations:

	2014	2013
	(US$’000)	(US$’000)
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligation at July 1	56,244	59,764
Benefits paid by the plan	(3,912)	(5,223)
Current service costs	1,013	1,256
Interest costs	2,354	1,923
Member contributions	1,111	1,111
Actuarial (gains)/losses recognized in other comprehensive income arising from:
Gains from changes in financial assumptions	(4,118)	(4,371)
Experience (gains)/losses	(132)	3,080
Exchange difference	7,229	(1,296)
Liability for defined benefit obligation at June 30	59,789	56,244

Movement in plan assets:
Fair value of plan assets at July 1	40,152	38,973
Contributions paid into the plan	1,185	1,142
Member contributions	1,111	1,111
Benefits paid by the plan	(3,912)	(5,223)
Current service costs and interest	1,749	-
Actuarial gains/(losses) recognized in equity	-	4,233
Expected return on plan assets	2,239	948
Exchange difference	5,428	(1,032)
Fair value of plan assets at June 30	47,952	40,152

Expense recognized in profit or loss:
Current service costs	1,013	1,293
Interest	606	1,475
Expected return on plan assets	(2,239)	(948)
	(620)	1,820

Recognized in non-operating items - (gain)/loss (note 12)	(1,806)	679
Recognized in Employee benefit expense	1,186	1,141
	(620)	1,820

Gains and losses recognized in equity:
Cumulative gains/(losses) at July 1	(21,299)	(25,014)
Net profit and loss impact from current period costs	620	(1,820)
Recognized during the year	4,251	5,114
Exchange difference	(2,552)	421
Cumulative gains/(losses) at June 30	(18,980)	(21,299)

Defined Contribution Plan in PRC

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. The companies in China are required to make contributions to the government mandated defined contribution plan for these benefits based on 12% - 20%of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $0.5 million and $0.3 million for the year ended June 30, 2013 and the year ended June 30, 2014 respectively.

32.	Share Capital and Share Premium

	Number of shares issued	Share Capital	Share Premium
		(US$’000)	(US$’000)

At July 1, 2012 and June 30, 2013	110,766,600	-	160,971

At July 1, 2013 and June 30, 2014	110,766,600	-	160,971

The authorized share capital of the Company is US$50,000 divided into 450,000,000,000 ordinary and 50,000,000,000 preferred shares with par value of US$0.0000001 per share.

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

On March 22, 2013, the Company’s Board of Directors has approved a share buyback program under which the Company may spend up to $10 million to repurchase ordinary shares, either in the form of ordinary shares or American Depositary Shares (ADS) in the open market or in privately negotiated transactions by December 31, 2013, subject to further extension thereof with approval of the Transition Committee. No shares were being repurchased under the program.

33.	Statutory Reserves and Other Reserves

According to the Company Law of the PRC and the Articles of Association of individual subsidiaries in China, each of them in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2014, the balance of statutory reserves is provided from the profit after tax of NKY.

The statutory common reserve fund is not distributable except upon liquidation.

Other reserves consist of realized capital reserve, revaluation reserve, hedging reserve, defined benefit plan reserve and fair value reserve.

34.	Share-based Payment Reserves

Share Incentive Plan

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

 Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	June 30, 2014		June 30, 2013
	Average exercise price in $ per share option	Options (thousands)	Average exercise price in $ per share option	Options (thousands)
At 1 July	1.68	6,919	1.63	9,767
Granted	-	-	-	-
Forfeited	-	-	1.00	(680)
Exercised	-	-	-	-
Expired	1.91	(3,575)	1.69	(2,168)
At June 30	1.38	3,344	1.68	6,919

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant-vest	Expiry date - 1 July	Exercise price in $ per share option	Share options (thousands)
			2014	2013
2007-2010	2017	2.40	-	800
2007-2010	2017	4.80	204	204
2007-2009	2017	3.80	-	35
2007-2011	2017	4.80	200	200
2008-2012	2017	3.83	-	600
2008-2010	2017	3.15	-	200
2008-2012	2017	1.00	400	400
2009-2011	2017	0.92	200	1,240
2010-2013	2020	1.00	1,240	2,140
2010-2013	2020	1.00	700	700
2011-2014	2021	0.34	400	400
			3,344	6,919

35.	Commitments

(1) Operating lease commitments

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period of three years.

The Group leases office and computer equipment. Leases are typically for a period of three years.

The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis. During the year ended June 30, 2014, sublease revenue totaling approximately $0.8 million (2013:$1.2 million) was received.

Non-cancellable operating lease rentals are payable as follows:

	2014	2013
	(US$’000)	(US$’000)

Within one year	18,904	19,477
Between one and five years	33,387	43,436
Beyond five years	9,592	17,540
	61,883	80,453

(2) Commitments

	2014	2013
	(US$’000)	(US$’000)

Capital expenditure not provided for	1,369	1,034
Commitments of investments (note (i))	4,276	4,428
Contributions to Primary Growth Partnership (note (ii))	2,640	2,815
Purchase of land – Corson Maize	-	1,391
Purchase commitment (note (iii))	2,522	5,191
	10,807	14,859

Notes:

(i)	Commitment of investment

Investment in BioPacific Ventures

The Group has committed approximately $12.3 million to an international fund established for investment in food and agriculture life sciences. The Group's investment in BioPacific Ventures began in June 2005. The investment has an anticipated total lifespan of 12 years. At June 30, 2014, approximately $11.9 million has been drawn on the committed level of investment (2013: $10.3 million), which is included in other investments.

Investment in Beijing Zhongnong Seed Industry Co., Ltd.

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences ("CNAAS"), one of the largest agricultural research organization in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest approximately $5.7 million (RMB35 million) (of which approximately $1.8 million (RMB11 million) has been paid as of June 30, 2014) for a 53.84% equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates. Since the restructuring of our research and development function and where the operation of Zhongnong has ceased, the Company did not make further investment in 2014.

(ii)	Contributions to Primary Growth Partnership

The Group announced on February 18, 2013 that it had completed the contracting process for the Primary Growth Partnership (PGP) programme with the Ministry of Primary Industries. The PGP programme is a Seed and Nutritional Technology Development Programme that aims to deliver innovative forages for New Zealand farms. As a result of entering into the partnership the Group is committed to contributions to the partnership of approximately $3.4 million over the six year life of the programme which ends on December 31, 2018. As at June 30, 2014, total contributions of approximately $0.8 million (2013: $0.2 million) have been made to the programme.

(iii)	Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2015, under all non-cancelable agreements are approximately $2.5 million (2013: $5.2 million).

 Save as disclosed, there are no material commitments.

36.	Contingent liabilities

	2014	2013
	(US$’000)	(US$’000)

Guarantees	-	13,017
Loyalty reward programme (note)	116	242
	116	13,259

Notes:

Loyalty Reward Programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded ASB Visa reward card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

Silver Fern Farm Supply Contract

In June 2011, a provision was booked in respect of the Silver Fern Farms supply contract. This provision was determined by the management to be the anticipated excess of costs to be borne under the contract over anticipated returns from the contract. Beyond the provision estimated in Note 30, the management consider that an additional liability is not probable based on the current level of livestock supply and livestock supply levels over the past three years.

No losses are expected to arise from these contingent liabilities. There are no contingent liabilities relating to investments in associates.

37.	Related Party Transactions

(1)	The Company had the following related party transactions during the periods presented:

	2014	2013
	(US$’000)	(US$’000)

Purchase of corn seeds from:
Associate	-	580

Purchase of retail goods, sale of seed under production contracts and livestock transaction
Key management personnel	4,593	3,293

Collection of amounts due from:
Associate	1	351

Payment of amounts due to:
Associate	-	377

Loan to associate	77	742
Loan from shareholder	-	4,638
Repayment of loan from shareholder	-	2,922
Interest on loan from shareholder (note (ii))	214	285

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

(2)	The Company had the following related party balances at the end of the following periods:

	June 30, 2014	June 30, 2013	July1, 2012
	(US$’000)	(US$’000)	(US$’000)

Amounts due from / prepayment to related parties:

Associates (note (i))	2,500	2,474	2,210
Other (non-controlling interest)	11,939	500	-
	14,439	2,974	2,210

Amounts due to related parties:
Associate	-	-	651
Shareholder (note (ii))	2,241	2,027	-
Officers and directors of PGW	-	31	64
	2,241	2,058	715

Notes:

(i)	Provision for doubtful debt of $1.2 million was provided as at June 30, 2014 (2013: $1.2 million; July 1, 2012: $0.5 million) for the amounts due from associates. Bad debt expenses related to amounts due from associates recognized for the year ended June 30, 2014 was nil (2013: $2.6 million).
(ii)	Loan from shareholder is unsecured and bears interest at 1% per month.

(3)	Key management compensation during the periods presented:

	2014	2013
	(US$’000)	(US$’000)
Short-term employee benefits	3,977	3,437
Post-employment benefits	-	-
Termination benefits	-	-
Other long-term benefits	-	-
Share-based payments	96	137
	4,073	3,574

Directors fees of $0.2 million incurred during the year (2013: $0.2 million) were included in employee benefits expense.

38.	Principal Subsidiaries and Transactions with non-controlling interests

As of June 30, 2014, the Company's principal subsidiaries consisted of the following entities:

		% of effective ownership interest held by the Group	% of ownership interests directly held by
Name	Place of Incorporation		Subsidiary	Non-controlling interests

Subsidiary directly held by the Company
Agria Group Limited (Formerly Aero-Biotech Group Limited)	BVI	100%	-	-

Subsidiary indirectly held by the Company
China Victory International Holdings Limited (“China Victory”)	Hong Kong	100%	100.00%	-
Aero Biotech Science & Technology Co., Ltd. (“Agria China”)	PRC	100%	100.00%	-
Agria Brother Biotech (Shenzhen) Co., Ltd. (“Agria Brother”)	PRC	100%	100.00%	-
Agria Biotech Overseas Limited ("Agria Overseas")	Hong Kong	100%	100.00%	-
Agria Asia International Limited ("Agria International")	Hong Kong	100%	100.00%	-
Agria Hong Kong Limited ("Agria Hong Kong")	Hong Kong	100%	100.00%	-
Agria Asia Investments Ltd. (“Agria Asia Investments”) (Formerly known as Southrich Limited)	BVI	80.81%	80.81%	19.19%
Agria (Singapore) Pte. Ltd ("Agria Singapore")	Singapore	80.81%	100.00%	-
Agria Corporation (New Zealand) Ltd ("Agria New Zealand")	New Zealand	80.81%	100.00%	-
PGG Wrightson Limited ("PGW")	New Zealand	40.58%	50.22%	49.78%
PGW AgriTech Holdings Limited	New Zealand	40.58%	100.00%	-
PGW Rural Capital Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Real Estate Limited	New Zealand	40.58%	100.00%	-
Agriculture New Zealand Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Trustee Limited	New Zealand	40.58%	100.00%	-
PGW Corporate Trustee Limited	New Zealand	40.58%	100.00%	-
AgriServices South America Limited	New Zealand	40.58%	100.00%	-
PGW AgriServices Australia Pty Limited	Australia	40.58%	100.00%	-
PGG Wrightson Investments Limited	New Zealand	40.58%	100.00%	-
Bloch & Behrens Wool (NZ) Limited	New Zealand	40.58%	100.00%	-
PGW Agritrade Limited (formerly Agri-feeds Limited)	New Zealand	40.58%	100.00%	-
Ag Property Holdings Limited	New Zealand	40.58%	100.00%	-
PGW AgriTech New Zealand Limited	New Zealand	40.58%	100.00%	-
AgriTech South America Limited	New Zealand	40.58%	100.00%	-
PGW AgriTech Australia Pty Limited	Australia	40.58%	100.00%	-
PGG Wrightson Seeds Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Consortia Research Limited	New Zealand	40.58%	100.00%	-
Grasslands Innovation Limited	New Zealand	28.41%	70.00%	30.00%
Agricom Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Genomics Limited	New Zealand	40.58%	100.00%	-
Wrightson Seeds Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Seeds (Australia) Pty Limited	Australia	40.58%	100.00%	-
Agricom Australia Seeds Pty Limited	Australia	40.58%	100.00%	-
AGR Seeds Pty Limited (formerly Agricom Australia Pty Limited)	Australia	40.58%	100.00%	-
AW Seeds Pty Limited (formerly AusWest Seeds Pty Limited)	Australia	40.58%	100.00%	-
SP Seeds Pty Limited (formerly Stephen Pasture Seeds Pty Limited)	Australia	40.58%	100.00%	-
PGW AgriTech South America S.A.	Uruguay	40.58%	100.00%	-
Wrightson Pas S.A.	Uruguay	40.58%	100.00%	-
Juzay S.A.	Uruguay	40.58%	100.00%	-
Agrosan S.A.	Uruguay	40.58%	100.00%	-
Alfalfares S.R.L.	Argentina	40.58%	100.00%	-
NZ RuralcoParticipacoesLtda	Brazil	40.58%	100.00%	-
PGG Wrightson Uruguay Limited	Uruguay	40.58%	100.00%	-
Hunker S.A. (t/a Rural Centre)	Uruguay	40.58%	100.00%	-
Lanelle S.A. (t/a Riegoriental)	Uruguay	40.58%	100.00%	-
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay	20.70%	51.00%	49.00%
Kroslyn S.A. Limited	Uruguay	40.58%	100.00%	-
EscritorioRomualdo Rodriguez Ltda	Uruguay	40.58%	100.00%	-

As of June 30, 2014, the Company consolidates the following structured entities and their subsidiaries:

Name	Place of Incorporation	% of ownership interest indirectly held by Subsidiary		% of effective ownership interest held by the Company

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (Formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)	PRC	100%	(note)	100%
Agria NKY Seeds Co., Ltd. (“NKY”) (Formerly known as Beijing NKY Seeding Development Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (Formerly known as Shenzhen Agria Agricultural Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (Formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.)	PRC	100%	(note)	100%
Tianjin Beiao Seeds Technology Development Co., Ltd. (“Beiao”)	PRC	100%	(note)	100%
Wuwei NKY Seeds Co., Ltd.	PRC	100%	(note)	100%
Shanxi Jufeng Seeds Co., Ltd.	PRC	100%	(note)	100%
Zhuhai NKY Seeds Co., Ltd. (“Zhuhai NKY”)	PRC	100%	(note)	100%

Note:	As described in Note 1, the Company does not have legal ownership in equity of these subsidiaries. Nevertheless, under certain contractual agreements entered into with the registered owners of these subsidiaries, the Company and its other legally owned subsidiaries control these companies by way of controlling the voting rights, governing their financial and operating policies of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company and/or its other legally owned subsidiaries. As a result, they are presented as consolidated structured entities of the Company.

The Company has not provided any financial or other support that it was not previously contractually required to provide during the periods presented to consolidated structured entities.

Material Non-controlling Interests

Set out below is summarized financial information for a subsidiary that has non-controlling interests that is material to the Group. The amounts disclosed are before inter-company eliminations.

	PGW
	As at June30,		As at July1
	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)
Summarized financial position
Current assets	429,517	382,533	419,351
Current liabilities	(244,935)	(216,163)	(207,772)
Current net assets	184,582	166,370	211,579
Non-current assets	125,728	101,202	360,379
Non-current liabilities	(74,499)	(69,973)	(113,510)
Non-current net assets	51,229	31,229	246,869
Net assets	235,811	197,599	458,448

	PGW
	For the year ended June, 30
	2014	2013
	(US$’000)	(US$’000)
Summarized statement of profit or loss
Revenue	1,013,690	923,549

Profit for the year	35,322	(251,135)
Other comprehensive income	23,510	6,189
Total comprehensive income	58,832	(244,946)
Dividends paid to non-controlling interests	10,407	7,432

Summarized cash flows
Cash flows from operating activities	45,585	31,963
Cash flows from investing activities	(15,359)	2,115
Cash flows from financing activities	(25,614)	(42,302)
Net increase / (decrease) in cash and cash equivalents	4,612	(8,224)

