Form 20-F
period 2015-06-30
AGRIA CORP
filed 2015-09-22
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015.

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

9/F Phase 1 Austin Tower, 22-26A Austin Avenue
Tsim Sha Tsui, Kowloon, Hong Kong

(Address of principal executive offices)

John Fulton
Phone: +852 2619 0033
Email: john.fulton@agriacorp.com

9/F Phase 1 Austin Tower, 22-26A Austin Avenue

 Tsim Sha Tsui, Kowloon, Hong Kong

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,766,600 ordinary shares, par value $0.0000001 per share, as of June 30, 2015.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, our consolidated structured entities, and their subsidiaries and associates;

•	“PGW” refers to PGG Wrightson Limited, in which we hold a 50.22% equity interest;

•	“PGG Wrightson Seeds” refers to PGG Wrightson Seeds Limited, a wholly-owned subsidiary held through PGW;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars” and “US dollars” are to the legal currency of the United States; and all references to “NZ$” is to the legal currency of New Zealand.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2016 and any other future period to differ materially from those described in any forward-looking statements made by us:

•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	the financial performance of PGW;

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business;

•	trends and competition in the agricultural industry, particularly in the markets where we operate; and

•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations.

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

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.          Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.          KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. The consolidated statements of profit or (loss) data for the years ended June 30, 2015, 2014 and 2013 and our consolidated financial position data as of June 30, 2015 and 2014 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods, and are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by International Accounting Standards Board, or IASB. We adopted IFRS effective as of and for the fiscal year ended June 30, 2014 by applying IFRS 1: First-Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended June 30, 2013 were originally prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the SEC, we have not provided a reconciliation to U.S. GAAP. Further, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, financial and operating data as of and for the two years ended June 30, 2012 and 2011 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

Commencing with the fiscal year ended June 30, 2014, we changed the presentation currency of our consolidated financial statements from the Renminbi to the U.S. dollar. We believe that the U.S. dollar is more appropriate than Renminbi for presenting our performance and financial position, due to the global nature of our operations, the worldwide recognition of the U.S. dollar, and the greater ease in making direct comparisons with industry peers and other US-listed companies. We have evolved from historically a China-based company into a group with global reach. We have a presence in various markets, including New Zealand, Australia, Uruguay, Brazil and Argentina, as well as exposure to customers in over forty countries across every continent through our international trading and seed multiplication businesses. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars in this annual report. As a result, all financial information contained herein is expressed in U.S. dollars, unless otherwise stated.

Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our consolidated financial statements as of and for the years ended June 30, 2015, 2014 and 2013 have been audited by GHP Horwath, P.C., or GHP Horwath, an independent registered public accounting firm.

	For the Year Ended June 30,
	2015	2014	2013
	$	$	$
		(In thousands, except per share data)
Consolidated Statements of Profit or (Loss) Data:
Revenue	944,714	1,023,571	940,194
Cost of sales	(693,804)	(764,995)	(700,377)
Gross profit	250,910	258,576	239,817
Other income	312	237	1,032
Operating expenses:
Employee benefits expenses	(121,415)	(126,086)	(117,873)
Research and development	(3,479)	(4,411)	(3,887)
Depreciation and amortization	(6,680)	(9,929)	(7,982)
Other operating expenses	(78,306)	(83,735)	(89,730)
Total operating expenses	(209,880)	(224,161)	(219,472)
Operating profit	41,342	34,652	21,377
Equity accounted earnings/(loss) of associates	140	2,094	(112)
Impairment loss on goodwill	-	-	(140,837)
Provision for impairment loss on land use rights and non-current prepayments	-	-	(56,968)
Non-operating items	(1,891)	4,750	(4,418)
Fair value adjustments	(18)	1,089	(1,531)
Profit/(loss) before interest and tax	39,573	42,585	(182,489)
Net interest and finance costs	(12,318)	(9,285)	(12,385)
Profit/(loss) before tax	27,255	33,300	(194,874)
Income tax	(12,567)	(7,153)	(4,520)
Profit/(loss) for the year	14,688	26,147	(199,394)

Attributable to:
Equity holders of the Company	(451)	5,896	(137,166)
Non-controlling interests	15,139	20,251	(62,228)
	14,688	26,147	(199,394)

Earnings/(loss) per ordinary share:
Basic	(0.00)	0.05	(1.24)
Diluted	(0.00)	0.05	(1.24)

Weighted average number of ordinary shares outstanding:
Basic	110,766,600	110,766,600	110,766,600
Diluted	110,766,600	110,891,096	110,766,600

The following table presents a summary of our consolidated financial position data as of June 30, 2015, 2014 and 2013:

	As of June 30,
	2015	2014	2013
	$	$	$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	9,886	13,958	43,342
Accounts receivable	151,368	193,146	165,610

	As of June 30,
	2015	2014	2013
	$	$	$
	(In thousands)
Total assets	498,889	603,040	590,530
Total current liabilities	255,470	265,719	289,200
Share capital	-	-	-
Total equity attributable to equity holders of the Company	56,601	75,286	63,347
Non-controlling interests	110,916	140,526	115,562
Total equity	167,517	215,812	178,909

A fully imputed 2015 interim dividend of NZ$2.0 cents per share of PGW was paid on April 8, 2015 and a fully imputed 2014 final dividend of NZ$3.5 cents per share of PGW was paid on October 3, 2014 (2014: Fully imputed 2014 interim dividend of NZ$2.0 cents per share was paid on April 2, 2014).

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

Our revenues and results of operations depend significantly on the prospects of the New Zealand, Australian and South American rural sectors where we primarily operate. Our prospects also depend, to a significant extent, on positive farmer sentiment both in New Zealand and the other countries where we operate, which can be affected by a wide range of factors outside our control. The following are key factors and risks that can have a material impact on the performance of the rural sector and farmer sentiment and in turn our business performance:

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

We may not be able to compete successfully in the markets and sectors in which we operate.

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

Customer demand for our products are subject to the risks associated with agriculture, including extreme weather conditions and other natural disasters such as drought, flood, snowstorm, earthquake, pestilence, plant diseases and insect infestations. The quality, cost and volume of seeds and other products that we produce could be materially adversely affected by extreme weather conditions or natural disasters; similarly, the end users of our seed products could also be adversely affected and as a result harming our sales and profitability. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our production facilities. Furthermore, natural or man-made disasters may cause farmers to migrate from their farmland, which would decrease the number of end users of our products. We do not have insurance to protect against such risks. As a result, extreme weather conditions and other natural disasters may affect our customers’ demand for our products, which would adversely affect our business prospects and results of operations.

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

Any acquisitions and divestitures may materially affect our operations and business mix. We may also incur costs, suffer losses or incur liabilities in connection with these acquisitions or divestitures. Any acquisitions and divestitures could also result in reduction in our ADS price as result of any of the foregoing or because of market reaction to a transaction and diversion of management’s attention from other concerns. Any such acquisition or divestiture could materially and adversely affect our business, results of operations and financial condition.

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

We are required to hold a variety of permits and licenses to conduct our various agricultural businesses. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

We have adopted two share incentive plans and granted share options and restricted shares under those plans. We are required to account for share-based compensation in accordance with International Financial Reporting Standard 2: “Share-based Payment”, under which the fair value of the employee services received in exchange for the grant of the awards is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the awards granted, excluding the impact of any services and non-market performance vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.

Fluctuation in the value of various currencies may materially adversely affect your investment.

The value of the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

Our financial statements are expressed in US dollars, which is our reporting currency. Most of the revenues and expenses of PGW and dividends that we receive from PGW are denominated in the New Zealand dollar. Meanwhile, our functional currency and the functional currency of our various other subsidiaries, is the United States dollar. To the extent that we need to convert New Zealand dollars into US dollars for our operations, appreciation of the US dollar against the New Zealand dollar would adversely affect the US dollar amount we receive from the conversion. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.

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

Risks Related to the ADSs

The trading price of our ADSs has been and continues to be highly volatile.

The trading price of our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcement of securities law class action lawsuits against us and/or our directors and officers;

•	delays in our periodic earnings announcements;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our seeds;

•	additions to or departures of our executive officers and key personnel;

•	fluctuations in the exchange rates between the US dollar and the New Zealand dollar; and

•	sales or anticipated sales of additional ADSs.

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

Based on the market price of our ADSs and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2015. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are or were a PFIC during any taxable year during which a U.S. Holder holds ADSs or ordinary shares, as we were in certain previous taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

As of August 31, 2015, our principal shareholder, Mr. Guanglin Lai, beneficially owned 47.8% of our total outstanding shares, with approximately 14.6% owned by the next two biggest shareholders (based on the latest publicly available information known to us). This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

We are a Cayman Islands company and most of our assets are located outside of the United States. We conduct most of our operations through PGW in New Zealand, Australia and South America. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts.

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

ITEM 4.          INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a global agricultural company with operations and networks servicing New Zealand, Australia, South America, China and various international markets. We were incorporated as a Cayman Islands company in May 2007. In September 2009, we acquired, through our subsidiary, Agria (Singapore) Pte. Ltd., or Agria Singapore, a 19.01% equity interest in PGW. In January 2011, Agria Singapore made a partial takeover offer to the shareholders of PGW to acquire an additional 31.0% of the shares in PGW. On April 29, 2011, we completed this acquisition and increased our shareholding of PGW to 50.01%. In June 2011, our shareholding in PGW was increased to 50.22% as a result of share repurchases made by PGW.

B. Business Overview

Overview

We are a global agricultural company with business operations and investments in key agriculture markets in New Zealand, Australia, South America and China. We have three principal business segments: seed and grain; crop protection, nutrients and merchandise; and rural services.

•	Seed and Grain. This business segment is engaged in research and development, production, and sale of seed products, including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

•	Crop Protection, Nutrients and Merchandise. This business segment operates an extensive chain of retail stores that supply farm input materials, including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

•	Rural Services. This business segment offers a variety of services critical to the agricultural economy, including:

•	Livestock. Livestock agents for sheep, beef, dairy, and deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;

•	Wool. Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing a comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing;

•	Irrigation and Pumping. Design, construction, installation and servicing of irrigation and pumping systems;

•	Real Estate. Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and

•	Insurance. Insurance brokerage providing a range of market-leading insurance products.

Our total revenues increased from $940.2 million in the year ended June 30, 2013 to $1,023.6 million in the year ended June 30, 2014 and decreased to $944.7 million in the year ended June 30, 2015. We recorded a net loss of $199.4 million in the year ended June 30, 2013, a net profit of $26.1 million in the year ended June 30, 2014 and a net profit of $14.7 million in the year ended June 30, 2015.

Our revenues by segment and by geographical location are shown as follows:

	For the Year Ended June 30,
	2015		2014		2013
	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue
Seed & Grain	323.5	34	385.0	37	375.1	40
Crop Protection, Nutrients & Merchandise	384.7	41	406.3	40	357.3	38
Rural Services	236.5	25	232.3	23	207.8	22
Total	944.7	100	1,023.6	100	940.2	100

	For the Year Ended June 30,
	2015		2014		2013
	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue
New Zealand	785.7	84	851.7	83	756.3	80
Australia	59.5	6	69.9	7	70.6	8
South America	86.3	9	92.1	9	96.7	10
China	13.2	1	9.9	1	16.6	2
Total	944.7	100	1,023.6	100	940.2	100

Seed & Grain

Seeds

Our seeds business is the largest southern hemisphere supplier of commodity and proprietary forage seed, primarily to New Zealand, Australia, South America, China and various international markets. Our seed product range includes grass seeds, seed treatment products, forage legumes, forage brassicas, herb seeds, pea seeds and turf seeds. We are a market leader in New Zealand in forage, brassicas and turf, and a market leader in Australia in proprietary and commodity forage products, and have a strong presence in South America through various investments in Uruguay, Argentina and Brazil. Our seed products are focused on improving overall farm productivity and performance. Our seeds business is also involved in the turf seeds market in New Zealand and Australia for application in sports grounds, parks and lawns. The seeds segment is supported by a strong research base and commercializes new products through internal research and development, breeding and evaluation programs and joint venture research partnerships. The seeds business has a number of proprietary seeds that provide superior margins and a large number of new cultivars in development.

Grain

Our grain business is New Zealand’s largest domestic grain brokerage and marketing service. This business specializes in the supply of cereal seeds to arable farmers together with crop drying and storage activities in maize in the North Island and grain brokerage services throughout New Zealand. Key product categories include feed wheat, milling wheat, malting barley, feed barley, maize and proprietary cereals. The grain division has strong relationships with growers via a network of field representatives throughout key cropping areas.

Crop Protection, Nutrients & Merchandise

Our rural supplies business provides goods and services to the rural sector, farm input materials (including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products), grains and seeds, clothing, leisure goods and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols. Currently, on-farm technical sales representatives provide advice and technical assistance related to product orders with a network of retail stores in New Zealand. Our Fruitfed supplies business is a horticulture service and supply business providing grower clients with agronomic advice, technical expertise and products such as chemicals, fertilizers, pollination products and frost protection products. This business has 96 Rural Supplies stores, 14 of them with Fruitfed, approximately 640 employees with 70% in-store and the rest are technical sales representatives and support staff. Technical sales representatives provide advice to growers and farmers to help increase their productivity.

Rural Services

Livestock

Our livestock business comprises New Zealand’s largest group of livestock representatives (approximately 260 in total) managing a variety of relationships between farmers, meat processors, livestock exporters and stud-stock breeders and buyers. Our livestock representatives also facilitate the buying and selling of livestock on behalf of clients (at auction, privately on-farm, online or directly to meat processors), and provide advice in relation to livestock genetics, stocking and animal evaluation, valuation and selling and buying strategies.

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

Wool

We are New Zealand's principal nationwide wool broker and the world's largest supplier of crossbred wools. We handle and market all types of wool using a variety of sales methods, including auction, private sale and forward contracts.

Insurance

We offer a range of specialized insurance products delivered in conjunction with New Zealand insurance brokers, AON and Vero. Insurance products include farm insurance, domestic insurance, livestock insurance, crop insurance and business insurance.

Agriculture New Zealand Training

Agriculture New Zealand Limited, or AgNZ, is a national multi-site private training establishment in our group. AgNZ is registered and accredited with the New Zealand Qualifications Authority to deliver approved training courses at levels 1-6 on the New Zealand National Qualifications Framework.

Other Rural Services

Other rural services operated by us include regional administration, finance commission and other related activities

Research and Development

We conduct research and development primarily in cooperation with various universities and research institutions. See “—Intellectual Property.” We have also acquired a number of technologies and varieties of corn from third parties.

Our seed and grain business has a strong emphasis on research and development, as well as extensive experience in plant breeding and have developed management practices to ensure that the best use of cultivars on farms. This research ensures that any cultivars introduced into the market will perform under temperate farming systems with the goal of increasing on-farm productivity and profitability. To support this objective, We have developed relationships with key primary research partners globally, including in New Zealand:

•	Grasslands Innovation Limited: a joint venture between PGG Wrightson Seeds and AgResearch Limited, New Zealand’s largest Crown Research Institute, or CRI, specialising in forage grass and clover breeding;

•	Forage Innovations Limited: a joint venture between PGG Wrightson Seeds and New Zealand Institute For Plant And Food Research Limited, New Zealand’s specialist CRI dedicated to food technology research;

•	AgResearch Limited, New Zealand’s largest CRI, specializes in forage grass, legume and herb breeding and novel endophyte technology; AgResearch Limited and PGG Wrightson Seeds have developed two joint ventures: Grasslands Innovation Limited and Endophyte Innovations. These two joint ventures have delivered significant innovations to the pastoral market including leading cultivars and the successful novel endophyte technology, including AR37 and Avanex endophytes;

•	Universities of Queensland and Australia: a research collaboration that is developing sub-tropical forage innovations; and

•	University of Georgia, Texas A&M University and University of Wisconsin: research collaborations that are developing forage innovations for the continental or Mediterranean environments.

In New Zealand, we have established a pre-eminent research and development center, Kimihia Research & Development Centre, near Lincoln, New Zealand. It carries out various research and development programs and draws on genetic material sourced from New Zealand, Australia and South America and includes breeding partnerships with leading research organizations from around the world.

Additionally, we collaborate with a number of universities and research institutions to develop advanced technologies, including the Beijing Academy of Agriculture and Forestry Sciences, or BAAFS, China Agricultural University, China Northwest Agriculture and Forestry University and Dongyang Corn Research Institute in Zhejiang Province. We work with BAAFS in the cultivation, demonstration, promotion and commercialization of new strains of edible corn seeds.

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

Our global research and development team currently consists of approximately 80 research professionals and staff, with a similar number of professional staff contracted with our various research partners.

As of June 30, 2015, through our research and development, acquisitions and licensing arrangements, we hold the rights to:

•	over two hundred proprietary forage varieties (grass, clover, herb and brassica);

•	four patented forage novel endophyte strains;

•	several proprietary turf grass cultivars and Avanex® Unique Endophyte Technology;

•	sixteen proprietary edible corn seed varieties;

•	twenty proprietary field corn seed varieties;

•	dozens of proprietary cereal grain varieties (wheat and barley);

•	several proprietary summer and annual crops (sunflower, sorghum); and

•	several proprietary and branded seed coating technologies.

We have established more than 40 testing sites for the selection and evaluation of new varieties. These sites are based in multiple regions across over ten different countries covering all the major markets and different climatic zones.

Investments and Strategic Partnerships

•	In February 2013, PGW completed the contracting process for a Primary Growth Partnership program, or PGP Program, with the New Zealand Ministry for Primary Industries, or MPI. PGG Wrightson Seeds is spearheading the PGP Program with Grasslanz Technology Limited, a New Zealand government-owned company engaged in science and research, to deliver innovative forages for New Zealand farms. The PGP Program is valued at NZ$14.6 million, with government PGP funding contributing NZ$7.15 million over six years. The seed and nutritional technology development PGP Program aims to develop new technologies that improve animal productivity and animal health, while overcoming adverse environmental impact.

•	In May 2013, we renewed our ten year cooperation agreement with the BAAFS to cooperate in the cultivation, demonstration, promotion and commercialisation of new strains of edible corn seeds. We signed our first five year cooperation agreement with BAAFS in 2008. Under this renewal agreement, BAAFS will continue to provide technology and research support for us in developing and breeding new strains of edible corn seeds through to 2022.

•	In November 2013, we entered into an agreement to establish the China National (Yangling) Plant Variety Rights Trading Center (the Center). The Center will be an institution sponsored by the PRC Ministry of Agriculture in order to promote research and commerce in crop plant varieties that can thrive in the vast regions of dry land in China.

•	In May 2015, we established a partnership platform with Lincoln University in New Zealand, or the Agria-Lincoln Partnership Platform, for the purpose of collaboration in research and innovation, development, training and education between the two parties. The initial focus of co-operation of the Agria-Lincoln Partnership Platform will be the promotion of research and development and commercialisation of New Zealand's sustainable agriculture industry, as well as the promotion of educational exchange between China and New Zealand. Accordingly, the co-operation is expected to include, among other things:

•	research, development and innovation activities between the parties;

•	education certification at the Masters and PhD levels, including structured PhD programs;

•	vocational and technical training courses (for example: farm management and sustainable agriculture management and practices); and

•	consultancy services and industrial support.

The Agria-Lincoln Partnership Platform will be effective for 10 years, at which time it will be subject to review by both parties.

•	In May 2015, we established a five year cooperation agreement with the city government of Guiyang, the capital of Guizhou Province in China, to modernize agricultural production in the area. With the support of the Guiyang government, we will take active measures to implement modernized agricultural technology to Guiyang with the goal of contributing to Guiyang's agricultural modernization efforts as well as its overall economic development. Under the cooperation agreement, the two parties intend to cooperate on a number of development and modernization initiatives in and around Guiyang.

Seasonality of Operations

We are subject to significant seasonal fluctuations. In particular, our crop protection, nutrients and merchandise business is weighted towards the first half of our fiscal year as demand for New Zealand farming inputs are generally weighted towards the spring season. Seeds and livestock revenues are significantly weighted to the second half of our fiscal year. The seasonality of seeds revenue reflects the fact that we operate in geographical zones that suit autumn harvesting and sowing. The seasonality of livestock revenue reflects the fact that New Zealand generally has spring calving and lambing, resulting in more livestock trading in the second half of the fiscal year in order for farmers to maximize their income. Other business units have similar but less material cycles. We recognize that this seasonality is the nature of our industry, and we plan and manage our business accordingly.

Structure of Our Investment in PGW

In October 2009, we entered into agreements to invest in and form a strategic partnership with PGW. Between November 2009 and December 2009, through equity purchases and participation in a rights issue, we invested a total of NZ$83.9 million and acquired a 19.01% stake in PGW. This stake was held by Agria Singapore, a wholly owned subsidiary of Agria Asia Investments, which in turn is our 100% owned subsidiary.

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

To finance the partial takeover offer of PGW, Agria Group Limited, or Agria Group, our 100% owned subsidiary and the parent of Agria Asia Investments, subscribed for additional equity in Agria Asia Investments valued at $55.3 million for a combination of cash, expenses already incurred on behalf of Agria Asia Investments and expenses that we agreed to incur on behalf of Agria Asia Investments. Agria Asia Investments also received additional financing in the form of new share subscriptions from third parties, with $20.0 million from New Hope International, a subsidiary of New Hope Group, and NZ$15.0 million from Ngai Tahu, a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures. After the completion of share subscriptions, the equity interest in Agria Asia Investments was as follows:

%
Agria Group	80.81
New Hope International	11.95
Ngai Tahu	7.24

In June 2011, we entered a new shareholders agreement with New Hope International. Under this agreement, we granted New Hope International the rights of first offer in the event that we propose to transfer all or part of its shares in Agria Group, as well as the tag-along rights in the event that Agria Group proposes to transfer all or part of its shares in Agria Asia Investments. Furthermore, New Hope International has the right to sell its shares in Agria Asia Investments to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. Under the supplemental agreement, Agria Group agreed to provide a guarantee to New Hope International for a minimal level of dividends to be distributed by Agria Asia Investments to New Hope International. If Agria Group makes any payment to New Hope International under that guarantee, New Hope International will remit such payment to Agria Group once cumulative dividends distributed by Agria Asia Investments to New Hope International exceeds the minimal guaranteed level. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Agria Group pledged its shares in Agria Asia Investments to New Hope International and Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.

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

Many elements of our proprietary information, such as production processes, technologies, know-how and data are not patentable in certain markets where we operate. In those markets, we rely primarily on a combination of trade secrets, trademarks, and confidentiality agreements with employees and third parties to protect our intellectual property. While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

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

Regulation

We derive a substantial majority of our revenues in New Zealand. We are subject to a number of regulations in New Zealand related to its agricultural operations, including the following:

•	Agricultural Compounds and Veterinary Medicines Act 1997. The New Zealand Food Safety Authority administers the Agricultural Compounds and Veterinary Medicines Act. The scope of this Act includes regulatory control of agricultural compounds (veterinary medicines and plant compounds), and their importation, manufacture, sale and use. This Act regulates all animal health products sold by us.

•	Animal Products Act 1999. MPI administers the Animal Products Act and the Animal Products (Ancillary and Transitional Provisions) Act and various regulations made under these Acts. They regulate the production and processing of animal material and animal products traded and used in New Zealand, or exported from New Zealand, to manage associated risks and facilitate overseas market access. The Animal Products Act requires all animal products traded and used to be “fit for intended purpose”. This means they must meet New Zealand animal product standards. These Acts impact the products that we sell for animal consumption and use on animals.

•	Animal Welfare Act 1999. The Animal Welfare Act relates to the welfare of animals and the prevention of their ill treatment, and provides for the development and issue of codes of welfare. This Act applies to our livestock operations.

•	Biosecurity Act 1993. The MPI administers the Biosecurity Act, which provides a legal basis for excluding, eradicating and effectively managing pests and unwanted organisms. Its power can be widely used by the MPI, other government agencies, regional councils and pest management agencies. It is an enabling tool that provides a range of functions, powers and options for the management of risk organisms. This Act regulates our operations at sale yards and livestock movements.

•	Food Acts 1981 and 2014. The Food Act 1981 regulates domestic food and ingredients produced or sold in New Zealand. The new Food Act 2014 aims to give food businesses the tools to manage food safety themselves based on the level of risk associated with the kinds of food produced. Over the next 21 months, MPI will be developing regulations, tools and guidance. When the new Food Act comes fully into force, which will be by March 1, 2016, it will replace the Food Act 1981. After this time, food businesses will transition in groups into the new rules over a staggered three year period. We have obligations under the Food Act 1981 as it will be under the new law in relation to components of food that it sells.

•	National Animal Identification and Tracing Act 2012, or NAIT Act. The NAIT Act sets up the NAIT scheme which links people, property and livestock in New Zealand. Under the scheme, cattle and deer are traced using NAIT approved radio frequency identification device ear tags. Once tagged, these animals are registered in a national database and the details recorded include the animal's location, movements in the animal's life, and contact details for the person in charge of that animal. This provides traceability for individual animals, to enhance New Zealand's ability to respond quickly if there is a biosecurity incursion such as a disease outbreak. We have detailed obligations in relation to livestock we transact under this Act.

•	Wine Act 2003. The Wine Act establishes an integrated regime for the production and export of wine. The objectives of the Wine Act include setting standards for identity, truthfulness in labeling, and safety of wine, and minimizing and managing risks to human health arising from the making of wine and ensuring compliance with wine standards. We have obligations under the Wine Act in relation to components of wine that we sell.

•	Auctioneers Act 2014. This sets out what information a person needs to provide to become registered as an auctioneer. The new registration system is administered by the Ministry of Business, Innovation and Employment. It replaces the licensing system administered by the Ministry of Justice under the Auctioneers Act 1928 and the Auctioneers Regulations 1958. We are registered under the new Act.

Our subsidiary, PGW, a New Zealand listed company, is also subject to various other New Zealand rules and regulations applicable to listed companies in New Zealand and the rules and regulations of the other markets where it operates, namely Australia and South America.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2015:

Agria Corporation
(Cayman Islands)
100%
Agria Group Limited
(British Virgin Islands)
100%
China Victory International Holdings Limited ("China Victory")
(Hong Kong)
80.81%
Agria Asia Investments Limited
(British Virgin Islands)
100%
Agria Holdings (Shenzhen) Co., Ltd. ("Agria Shenzhen," formerly known as Agria Brother Biotech (Shenzhen) Co., Ltd.)
(PRC)
Two Individual Shareholders (1)
100% (2)
Shenzhen Zhongguan Agriculture Group Co., Ltd. ("Zhongguan", formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)
(PRC)
100%
Agria NKY Seeds Co., Ltd. ("NKY")
(PRC)
100%
Zhuhai NKY Seeds Co., Ltd.
(PRC)
100%
Agria (Singapore) Pte. Ltd.
(Singapore)
50.22%
PGG Wrightson Limited
(New Zealand)
100%
Agria Corporation (New Zealand) Limited
(New Zealand)

Equity interest.

Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement.

Contractual arrangements including Loan Contract, a Power of Attorneys, an Exclusive Call Option Agreement, an Equity Pledge Agreement, an Letters of Undertaking, and Statement of Spouse.

(1)	Consisting of Ms. Juan Li, the wife of Mr. Guanglin Lai and Mr. Fulin Lai, the brother of Mr Guanglin Lai , the chairman of our board of directors and a beneficial owner of our ordinary shares.

(2)	Ms. Juan Li holds 95% and Mr. Fulin Lai holds 5%.

We conduct our business in China through contractual agreements with our consolidated structured entities, Shenzhen Zhongguan Agriculture Group Co., Ltd, or Zhongguan, Shenzhen NKY Seeds Co., Ltd., or Shenzhen NKY, and Shenzhen PGW Seeds Co., Ltd., or Shenzhen PGW Seeds, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with our consolidated structured entities and their individual shareholders enable us to:

•	exercise effective control over our consolidated structured entities;

•	receive substantially all of the earnings and other economic benefits from our consolidated structured entities to the extent permissible under PRC law in consideration for the services provided by Agria Shenzhen; and

•	have an exclusive option to purchase all or part of the equity interests of our consolidated structured entities in each case when and to the extent permitted by PRC law.

In addition, the individual shareholders of our consolidated structured entities have executed letters of undertaking to remit all of the dividends and other distributions received from our consolidated structured entities to Agria Holdings (Shenzhen) Co., Ltd., or Agria Shenzhen, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in our consolidated structured entities at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and the current shareholders of our consolidated structured entities. We have the legal obligation to provide funding for all losses incurred by our consolidated structured entities.

D. Property, Plant and Equipment

Historically, we operated a PRC agriculture business through Taiyuan Primalights III Agriculture Development Co., Ltd., or P3A. In July 2010, we divested P3A to Mr. Zhixin Xue, the president and a director of P3A. P3A had previously entered into long-term lease agreements with local government and village collectives for approximately 13,500 acres of land with remaining durations of approximately 8 to 26 years and all rental payments were prepaid in full. As part of the divestiture of P3A, we retained our interest in this land. However, we were unable to find commercially viable uses for these land parcels, and subsequently recorded an impairment provision of approximately $57.0 million for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. We do not anticipate deriving significant future economic benefit from these land parcels in the foreseeable future.

We have several sale yards and wool stores in New Zealand for our Rural Services division and storage and processing facilities in New Zealand, Australia and Uruguay for our Seed and Grain division. In fiscal 2014, we acquired 40 properties previously leased by us, including retail stores, sale yards and processing facilities in New Zealand, for total consideration of $26.8 million.

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

	For the Year Ended June 30,
	2015		2014		2013
	$’000	% of Revenue	$’000	% of Revenue	$’000	% of Revenue
Revenue	944,714	100.0	1,023,571	100.0	940,194	100.0
Cost of sales	(693,804)	(73.4)	(764,995)	(74.7)	(700,377)	(74.5)
Gross profit	250,910	26.6	258,576	25.3	239,817	25.5
Other income	312	-	237	-	1,032	0.1
Operating expenses:
Employee benefits expense	(121,415)	(12.9)	(126,086)	(12.3)	(117,873)	(12.5)
Research and development	(3,479)	(0.4)	(4,411)	(0.4)	(3,887)	(0.4)
Depreciation and amortization	(6,680)	(0.7)	(9,929)	(1.0)	(7,982)	(0.8)
Other operating expenses	(78,306)	(8.3)	(83,735)	(8.2)	(89,730)	(9.5)
Total operating expenses	(209,880)	(22.2)	(224,161)	(21.9)	(219,472)	(23.3)
Operating profit	41,342	4.4	34,652	3.4	21,377	2.3
Equity accounted earnings/(loss) of associates	140	-	2,094	0.2	(112)	0.0
Impairment loss on goodwill	-		-	-	(140,837)	(15.0)
Provision for impairment loss on land use rights and non-current prepayments	-		-	-	(56,968)	(6.1)
Non-operating items	(1,891)	(0.2)	4,750	0.5	(4,418)	(0.5)
Fair value adjustments	(18)	-	1,089	0.1	(1,531)	(0.2)
Profit/(loss) before interest and tax	39,573	4.2	42,585	4.2	(182,489)	(19.4)
Net interest and finance costs	(12,318)	(1.3)	(9,285)	(0.9)	(12,385)	(1.3)
Interest income	407	0	1,591	0.2	2,213	0.2
Interest expense	(10,415)	(1.1)	(11,161)	(1.1)	(16,178)	(1.7)
Derivatives not in qualifying hedge relationships	(1,855)	(0.2)	2,680	0.3	(2,665)	(0.3)
Exchange gain/(loss)	(455)	-	(2,395)	(0.2)	4,245	0.5
Profit/(loss) before tax	27,255	2.9	33,300	3.3	(194,874)	(20.7)
Income tax	(12,567)	(1.3)	(7,153)	(0.7)	(4,520)	(0.5)
Profit/(loss) for the year	14,688	1.6	26,147	2.6	(199,394)	(21.2)

Attributable to:
Equity holders of the Company	(451)	-	5,896	0.6	(137,166)	(14.6)
Non-controlling interests	15,139	1.6	20,251	2.0	(62,228)	(6.6)
	14,688	1.6	26,147	2.6	(199,394)	(21.2)

Revenue

Our revenue increased from $940.2 million in the year ended June 30, 2013 to $1,023.6 million in the year ended June 30, 2014 and decreased to $944.7 million in the year ended June 30, 2015, mainly due to changes in foreign currency exchange rates between the US dollar as compared to the New Zealand dollar.

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

Options to purchase a total of 2,624,000 ordinary shares granted to our officers, directors and employees remain outstanding as of June 30, 2015.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 2,624,000 ordinary shares that have been granted to our officers, directors and employees and remain outstanding, total unrecognized compensation costs were nil as of June 30, 2015 based on an assessment of the fair value of the awarded options. The compensation expenses were fully recognized as a charge to expense over the vesting period.

Interest Income and Interest and Financing Expense

Interest income primarily consists of interest earned on our cash and cash equivalents and restricted cash deposits.

Interest and financing expense primarily consists of interest and facility fees paid on our bank loans.

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

PRC Enterprise Income Tax

Aero Biotech Science & Technology Co., Ltd., or Agria China, Agria Shenzhen and Zhongguan are all subject to EIT at a rate of 25%.

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

Results of Operations

Year ended June 30, 2015 compared to year ended June 30, 2014

Revenue

Our revenue decreased by 8% from $1,023.6 million in the year ended June 30, 2014 to $944.7 million in the year ended June 30, 2015.

Seed and grain revenue decreased by 16% from $385.0 million in fiscal year 2014 to $323.5 million in fiscal year 2015, primarily as a result of our increasing focus on more profitable sales in this segment which resulted in operating margin and profit growth despite a decline in sales. Seed sales were strong in New Zealand and Australia, and were driven largely by higher-margin products, such as proprietary herbs and legumes, but were offset by extremely wet conditions in South America during fiscal 2015, which reduced demand for both crop seed and agricultural chemicals.

Crop protection, nutrients and merchandise revenue decreased by 5% from $406.3 million in fiscal year 2014 to $384.7 million in fiscal year 2015, primarily due to the negative impact of changes in foreign currency exchange rates between the US dollar and the New Zealand dollar. Excluding this impact, operating profit increased due to strong performance in retail sales for the Rural Supplies, Fruitfed and Agritrade businesses in New Zealand and Australia.

Rural services revenue slightly increased by 2% from $232.3 million in fiscal year 2014 to $236.5 million in fiscal year 2015.

Cost of Sales and Gross Profit

Our cost of sales decreased by 9% from $765.0 million in fiscal year 2014 to $693.8 million in fiscal year 2015, in line with the decrease in revenue. Our gross profit margin increased slightly from 25.3% in fiscal year 2014 to 26.6% in fiscal year 2015.

Other Income

Other income increased slightly from $0.2 million in fiscal year 2014 to $0.3 million in fiscal year 2015.

Employee Benefits Expense

Employee benefits expense decreased by 4% from $126.1 million in fiscal year 2014 to $121.4 million in fiscal year 2015, which is primarily due to the change of foreign currency exchange rates between the US dollar and the New Zealand dollar.

Research and Development

Research and development expenses decreased by 20% from $4.4 million in fiscal year 2014 to $3.5 million in fiscal year 2015. which was primarily due a reduction of spending on projects and research and partnerships, as well as the change in foreign currency exchange rates between the US dollar and the New Zealand dollar.

Depreciation and Amortization

Depreciation and amortization expenses decreased by 32% from $9.9 million in fiscal year 2014 to $6.7 million in fiscal year 2015, primarily as a result of the acceleration of amortization for software in fiscal year 2014.

Other Operating Expenses

Other operating expenses decreased by 6% from $83.7 million in fiscal year 2014 to $78.3 million in fiscal year 2015, primarily due to the impact of the change in foreign currency exchange rates. Other operating expenses as a percentage of total revenue remained stable.

Operating Profit

As a result of the foregoing factors, operating profit increased by 19% from $34.7 million in fiscal year 2014 to $41.3 million in fiscal year 2015.

Equity Accounted Earnings of Associates

Equity accounted earnings of associates resulted in income of $0.1 million in fiscal year 2015, compared to income of $2.1 million in fiscal year 2014. The decrease was primarily the result of our investment in 4Seasons Feeds Limited in fiscal 2014, which was disposed of in fiscal 2014.

Non-operating Items

Non-operating items resulted in expenses of $1.9 million in fiscal year 2015, which included an accrual estimate for the Commerce Commission investigation offset by the reversal of an accrual related to the settlement with Silver Fern Farms, compared to income of $4.8 million in fiscal year 2014, which mainly consisted of a gain on the disposal of 4Seasons Feeds Limited, a gain on the defined benefit superannuation plan and gain on an insignificant acquisition of a business.

Fair Value Adjustments

Fair value adjustments resulted in a loss of $0.02 million in fiscal year 2015, compared to a gain of $1.1 million in fiscal year 2014, which was primarily driven by the change in the fair value of biological assets.

Net Interest and Finance Costs

Our net interest and finance costs increased from $9.3 million in fiscal year 2014 to $12.3 million in fiscal year 2015, primarily due to an increase in facilities fees and interest expenses as a result of increased banking facilities and loans during the year and a $1.9 million loss on derivatives in fiscal year 2015, compared to gain of $2.7 million from derivatives in fiscal year 2014.

Profit/(Loss) before Tax

As a result of the foregoing factors, we had profit before tax of $27.3 million in fiscal year 2015, compared to profit before tax of $33.3 million in fiscal year 2014.

Income Tax

Our income tax expenses increased from $7.2 million in fiscal year 2014 to $12.6 million in fiscal year 2015. In fiscal year 2014, income tax expenses included an adjustment for prior period taxes and non-assessable income, which were not present in 2015.

Profit/(Loss) for the Year

As a result of the foregoing factors, we had profit for the year of $14.7 million in fiscal year 2015, compared to profit for the year of $26.1 million in fiscal year 2014.

Profit/(Loss) Attributable to Non-controlling Interests

Of the $14.7 million profit for fiscal year 2015, $15.1 million was attributable to non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 19.19% of Agria Asia Investments not owned by Agria Group. Of the $26.1 million profit for fiscal year 2014, $20.3 million was attributable to non-controlling interests.

Profit/(Loss) Attributable to Equity Holders of the Company

As a result of the foregoing factors, loss attributable to equity holders of the Company was $0.5 million for fiscal year 2015, compared to profit attributable to equity holders of the Company was $5.9 million for fiscal year 2014.

Year ended June 30, 2014 compared to year ended June 30, 2013

Revenue

Our revenue increased by 9% from $940.2 million in the year ended June 30, 2013 to $1,023.6 million in the year ended June 30, 2014.

Seed and grain revenue increased by 3% from $375.1 million in fiscal year 2013 to $385.0 million in fiscal year 2014, primarily due to an increase in grain sales and seeds revenue from New Zealand. Favorable trading conditions in New Zealand resulted in a greater volume sold of proprietary grasses, maize, and the CleancropTM Brassica system. In Australia, a higher volume of proprietary products was sold.

Crop protection, nutrients and merchandise revenue increased by 14% from $357.3 million in fiscal year 2013 to $406.3 million in fiscal year 2014, primarily due to improved performance resulting from initiatives to develop better technical expertise and customer service skills within sale force, combined with enhancements to logistics systems. Strong sales growth also reflected higher confidence in the dairy sector, increased investment by farmers in fruit production, and market share growth in key value-added categories related to agronomy inputs, in particular agricultural chemicals and fertilizers.

Rural services revenue increased by 12% from $207.8 million in fiscal year 2013 to $232.3 million in fiscal year 2014, primarily due to revenue from Irrigation and Pumping, which increased by 44%, Wool increased by 31% and Real Estate revenue increased by 27%. For the Irrigation and Pumping business, we expanded our presence across all of New Zealand via the acquisition of a complementary irrigation and pumping business. Results were also enhanced by strong demand created by wind damage experienced by many clients in New Zealand’s Canterbury region. For the Wool business, higher revenue was driven by strong growth in export sales and higher wool price. For the Real Estate business, it experienced an exceptionally good year, due mainly to successful transactions for a number of large farms and a farm portfolio. Activity was driven by strength in the dairy sector. The drop of revenue from Livestock was offset by the growth of the three businesses mentioned above.

Cost of Sales and Gross Profit

Our cost of sales increased by 9% from $700.4 million in fiscal year 2013 to $765.0 million in fiscal year 2014, which was in line with sales growth. Gross profit increased by 8% from $239.8 million in fiscal year 2013 to $258.6 million in fiscal year 2014.

Other Income

Other income decreased from $1.0 million in fiscal year 2013 to $0.2 million in fiscal year 2014, primarily due to decrease in dividend income from our Heartland New Zealand investment as the investment was sold in August 2013.

Employee Benefits Expense

Employee benefits expense increased by 7% from $117.9 million in fiscal year 2013 to $126.1 million in fiscal year 2014, which was in line with the sales growth.

Research and Development

Research and development expenses increased by 13% from $3.9 million in fiscal year 2013 to $4.4 million in fiscal year 2014, as we put more resources in research and development activities.

Depreciation and Amortization

Depreciation and amortization expenses increased by 24% from $8.0 million in fiscal year 2013 to $9.9 million in fiscal year 2014, primarily due to increase in amortization on software.

Other Operating Expenses

Other operating expenses decreased by 7% from $89.7 million in fiscal year 2013 to $83.7 million in fiscal year 2014, primarily due to better cost control implemented during the year.

Operating Profit

As a result of the foregoing factors, operating profit increased by 62% from $21.4 million in fiscal year 2013 to $34.7 million in fiscal year 2014.

Equity Accounted Earnings of Associates

Equity accounted earnings of associates resulted in income of $2.1 million in fiscal year 2014, compared to loss of $0.1 million in fiscal year 2013, which was mainly contributed by our share of profits of 4Seasons Feeds Limited in fiscal 2014.

Impairment Loss on Goodwill

For the year ended June 30, 2013, we recognized an impairment loss on goodwill of $140.8 million. A number of factors, including the overall financial performance and the share price of PGW, recognition of goodwill impairment loss in the consolidated financial statements of PGW, the slower than expected recovery in the Australian market following poor weather and trading conditions were considered. The goodwill impairment assessment process was conducted at the cash generating units. We determined the fair value based on value-in-use calculations. Based on our impairment test of goodwill, the recoverable amount was lower than the carrying amount of the goodwill recorded and it was concluded that carrying amount of goodwill of approximately $140.8 million was impaired.

Provision for Impairment Loss on Land Use Rights and Non-current Prepayments

As previously disclosed, we assessed the appropriate revenue generating opportunities on the approximately 13,500 acres of land which was retained by us following the divestiture of P3A. We also engaged a separate and independent professional valuer to evaluate the value of the land. The independent valuation was received in February 2013 and indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible alternatives that these land parcels could be used. Without clear visibility as to its cash flow generating capacity in the foreseeable future, we determined that it was appropriate to record an impairment provision of $57.0 million for fiscal year 2013, which was the aggregate sum of our unamortized prepayments for the land. While we will continue to maintain our legal rights to the land parcels as part of our divestiture arrangement of P3A, we do not anticipate to derive significant future economic benefit from the land parcels in the foreseeable future.

Non-operating Items

Non-operating items resulted in income of $4.8 million in fiscal year 2014, which mainly consists of gain on disposal of 4Seasons Feeds Limited, a gain on the defined benefit superannuation plan and gain on an insignificant acquisition of business, compared to a loss of $4.4 million in fiscal year 2013, which primarily includes a loss on an onerous property lease and loss on disposal of our 49% equity investments in Wuwei Ganxin Seeds Co., Ltd., or Ganxin.

Fair Value Adjustments

Fair value adjustments resulted in a gain of $1.1 million in fiscal year 2014, compared to loss of $1.5 million in fiscal year 2013, which was primarily driven by the change in the fair value of biological assets.

Net Interest and Finance Costs

Our net interest and finance costs decreased from $12.4 million in fiscal year 2013 to $9.3 million in fiscal year 2014, primarily due to a decrease in facilities fees and interest expense as loan balances were lower than the previous year.

Profit/(Loss) before Tax

As a result of the foregoing factors, we had profit before tax of $33.3 million in fiscal year 2014, compared to loss before tax of $194.9 million in fiscal year 2013.

Income Tax

Our income tax expense increased from $4.5 million in fiscal year 2013 to $7.2 million in fiscal year 2014, primarily as a result of adjustments made in fiscal year 2014 for prior period taxes and non-assessable income.

Profit/(Loss) for the Year

As a result of the foregoing factors, we had profit for the year of $26.1 million in fiscal year 2014, compared to loss for the year of $199.4 million in fiscal year 2013.

Profit/(Loss) Attributable to Non-controlling Interests

Of the $26.1 million profit for fiscal year 2014, $20.3 million was attributable to the non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore; and the 19.19% of Agria Asia Investments not owned by Agria Group. Of the $199.4 million loss for fiscal year 2013, $62.2 million was attributable to non-controlling interests, primarily consisting of non-controlling interests’ share of impairment loss on goodwill of $69.9 million.

Profit/(Loss) Attributable to Equity Holders of the Company

As a result of the foregoing factors, profit attributable to equity holders of the Company was $5.9 million fiscal year 2014 and loss attributable to equity holders of the Company was $137.2 million for fiscal year 2013.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period, and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

The functional currency of the Company, Agria Group, China Victory International Holdings Limited, or China Victory, Agria Hong Kong Limited, or Agria Hong Kong, Agria Asia International Limited, or Agria International, Agria Biotech Overseas Limited, or Agria Overseas, Agria Asia Investments and Agria Singapore is the U. S. dollar. The functional currency of Agria Corporation (New Zealand) Limited, or Agria New Zealand, and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Shenzhen and the consolidated structured entities is the RMB. The presentation currency of the Company is U.S. dollar.

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

Earnings per Share

We present basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares.

Financial Instruments

Non-derivative Financial Assets

Non-derivative financial assets comprise investments in equity and debt securities, finance receivables, trade and other receivables, cash and cash equivalents and intercompany advances. Financial assets are classified at either amortized cost or fair value depending on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

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

Our policy on impairment is the same as that applied to its consolidated financial statements as at and for the year ended June 30, 2014 for loans and receivables.

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

The IFRS Interpretations Committee has provided clarification with regards to IAS 19 Employee Benefits (2011) as to whether the discount rate used to calculate a defined benefit liability should be a pre-tax or post-tax rate. The Committee observed that a pre-tax discount rate should be applied. Historically, our actuarial calculations used a post-tax discount rate. In calculating our defined benefit liability as at June 30, 2015, a pre-tax rate has been used. No changes have been made to the comparative periods.

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

When the options are exercised, we issue new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

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

B.   Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from bank borrowings and loans from related parties and other entities. As of June 30, 2015, we had $9.89 million in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use.

We are entitled to dividend payments from PGW and cash payments from Zhongguan pursuant to our contractual arrangements with Zhongguan and its shareholders.

As of June 30, 2015, we had $54.2 million in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and $60.8 million in outstanding long term portions of bank loans and borrowings.

As of June 30, 2015, short-term and long-term bank borrowing facilities were approximately $199.4 million, with an outstanding balance of $67.2 million in long-term borrowings (of which $6.4 million is classified as current liabilities) and $47.8 million in short-term borrowings.

The short and long term facilities are generally collateralized by receivables, inventories, property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin. The weighted average interest rate was 3.9% for the fiscal year ended 2015. These loans have been provided by various banks in China, South America and New Zealand. Fixed rate borrowings represent approximately 32% of the total outstanding amount.

We incurred capital expenditures of $17.4 million, $37.9 million and $9.1 million in the years ended June 30, 2015, 2014 and 2013, respectively. Our capital expenditures have primarily been used to acquire property, plant and equipment, other assets and technologies. Our capital expenditures are funded by cash provided from operating activities and debt.

We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for operations for the foreseeable future. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that we may pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended June 30,
	2015	2014	2013
	$	$	$
	(In thousands)
Net cash provided by operating activities	7,706	32,019	20,127
Net cash provided by/(used in) investing activities	(12,779)	(17,267)	4,624
Net cash provided by/(used in) financing activities	2,086	(46,271)	(10,660)
Effect of exchange rate changes on cash	(1,085)	2,135	3,181
Net increase/(decrease) in cash and cash equivalents	(4,072)	(29,384)	17,272
Cash and cash equivalents at the beginning of the year	13,958	43,342	26,070
Cash and cash equivalents at the end of the year	9,886	13,958	43,342

Operating Activities

Net cash provided by operating activities in the year ended June 30, 2015 was $7.7 million, primarily as a result of our operating profit, partially offset by increased working capital and an increase in income taxes paid year over year.

Net cash provided by operating activities in the year ended June 30, 2014 was $32.0 million, primarily as a result of our operating profit and an increase in working capital year over year.

Net cash provided by operating activities in the year ended June 30, 2013 was $20.1 million, primarily as a result of our operating profit offset by a decrease in working capital year over year.

Investing Activities

Net cash used in investing activities in the year ended June 30, 2015 was $12.8 million, primarily as a result of the acquisition of property, plant and equipment, other assets and intangible assets of $17.4 million, partially offset by $2.9 million in proceeds received from disposal of property, plant and equipment, and $2.3 million in proceeds received from financing receivables.

Net cash used in investing activities in the year ended June 30, 2014 was $17.3 million, primarily as a result of the acquisition of property, plant and equipment and other assets of $32.6 million, which included the acquisition of 40 properties leased by PGW in New Zealand, partially offset by proceeds from sale of investments resulting in cash inflows of $17.5 million.

Net cash provided by investing activities in the year ended June 30, 2013 was $4.6 million, primarily as a result of inflows of cash proceeds from the disposal of Ganxin of $6.5 million and a net decrease in financial receivables of $9.3 million, partially offset by cash outflows of acquisition of property, plants and equipment and other assets of $7.1 million and purchase of investments of $6.5 million.

Financing Activities

Net cash provided by financing activities in the year ended June 30, 2015 was $2.1 million, primarily as a result of an $18.6 million net cash inflow from bank loans (drawn down net off repayment) offset by a payment of dividend to minority shareholders of $16.6 million.

Net cash used in financing activities in the year ended June 30, 2014 was $46.3 million, primarily as a result of repayment of borrowings of $73.6 million, partially offset by an increase of borrowings of $10.4 million and the release of a pledged deposit of $37.3 million upon repayment of borrowings.

Net cash used in financing activities in the year ended June 30, 2013 was $10.7 million, primarily as a result of cash outflows from repayment of borrowings exceeding drawdown of borrowings of $27.4 million and dividends paid to minority shareholders of $7.5 million, partially offset by cash inflows from the release of pledged deposits of $24.5 million.

Recently Issued Accounting Pronouncements

Please refer to note 2 to our consolidated financial statements attached hereto for more information.

C.   Research and Development, Patents and Licenses, etc.

We conduct research and development primarily in cooperation with various universities and research institutions. We have also acquired a number of technologies and varieties of corn from third parties. In New Zealand, Australia and Uruguay, much of our research is undertaken by our Seed and Grain business segment, including its turf division, which is supported by a strong research base and commercialized new products through internal research and development, breeding and evaluation programs and joint venture research partnerships.

Our expenses incurred in connection with these activities were $3.5 million, $4.4 million and $3.9 million for the years ended June 30, 2015, 2014 and 2013. Research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities.

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

F.   Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2015:

		Payment Due by June 30,
	Total	Within one year	One to five years	Beyond five years
	In $ millions
Short and long-term borrowings(1)
- principal	117.4	55.2	54.2	8.0
- finance costs	14.6	7.2	7.2	0.2
Lease obligations(2)	43.2	14.3	22.2	6.7
Purchase obligations(3)	4.5	4.5	-	-
Investment into BioPacific Ventures(4)	0.04	0.04	-	-
Investment into Zhongnong(5)	3.9	3.9	-	-
Capital expenditure commitment(6)	12.3	12.3	-	-
Other commitments (7)	1.6	0.6	1.0	-
Additional investment in Agria Asia Investments(8)	25.8	25.8	-
Total	223.3	123.8	84.6	14.9

(1)	Includes short-term and long-term borrowings and future interest obligations.

(2)	Includes all non-cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our wool business and store network. The terms of the leases have various rights of renewal with lease periods ranging from 1 to 15 years. Also includes all non-cancelable operating leases for motor vehicles. These have lease terms of up to three years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	We have, through PGW, committed $12.3 million to an international fund, BioPacific Ventures Limited, or BioPacific Ventures, established for investment in food and agriculture life sciences. Our investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At June 30, 2015, $12.2 million has been drawn on the committed level of investment.

(5)	Represents commitments to make remaining investment into Zhongnong.

(6)	Represents commitments for the upgrading and purchase of seeds processing equipment.

(7)	Represents commitments for the PGP program.

(8)	Represents commitment to acquire at minimal contractual price, at the request of New Hope International, their 11.95% stake in Agria Asia Investments.

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

ITEM 6.           Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	51	Executive Chairman of the Board of Directors
Joo Hai Lee	59	Independent Director
Sean Shao	58	Independent Director
Wah Kwong Tsang	63	Independent Director
Brent de Jong	40	Executive Director
John Fulton	45	Chief Financial Officer
Kean Seng U	49	Head of Corporate and Legal Affairs

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and executive chairman since March 2013. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai has extensive experience in investments, acquisitions and operation management, and has established many other enterprises in China, Hong Kong and internationally, in particular, animation, logistics and transportation, pharmaceutical sectors, taking a leading role in strategic planning and business development in his investment portfolio. Mr. Lai is the chairman and executive director of the board of directors, the chairman and a member of nomination committee and a member of remuneration committee of China Pipe Group Limited, a Hong Kong listed company, which is a leading provider to the construction sector offering a wide range of pipe related products, services and solutions to the constructors, designers, consultants and government agencies in Hong Kong and Macau. Mr. Lai was appointed as the chairman of the board of directors of PGG Wrightson Limited, a company listed on the New Zealand Stock Exchange, in October 2013 and has served as a director since December 2009. Mr. Lai also serves as the vice-chairman of the Shenzhen General Chamber of Commerce in China and the vice-chairman of the Chinese Chamber of Commerce in New Zealand. Mr. Lai holds a master of business administration in finance from The Chinese University of Hong Kong and a bachelor’s degree in accounting from Monash University, Melbourne, Australia. He is a fellow certified public accountant in Australia. Mr. Lai is a Fellow of Monash University and also the member of Global Advisory Council of Faculty of Business and Economics, Monash University.

Mr. Joo Hai Lee has served as our independent director since November 2008 and a member of our audit committee since January 2009. Mr. Lee has 33 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore (now known as BDO LLP) in 1983 and became a partner there in 1986 and retired in February 2013. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Accountants of Singapore (previously known as the institute of Certified Public Accountants of Singapore), the Malaysian Institute of Accountants and the Singapore and Hong Kong Institutes of Directors.

Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. Mr. Sean Shao currently serves as (i) independent director and Chairman of the audit committee of Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE, since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Wah Kwong Tsang has served as our independent director since August 2011, the chairman of our audit committee and compensation committee since November 2011, and member of nomination committee since October 2012. Mr. Tsang is a former partner of Hong Kong and China firms of PricewaterhouseCoopers and has over 30 years of professional experience in auditing listed and unlisted companies and providing supports for initial public offerings and acquisition transactions. Currently, Mr. Tsang is an independent non-executive director of a number of companies listed on Hong Kong Stock Exchange, including China Animation Characters Company Limited, China Merchant China Direct Investments Limited, PanAsialum Holdings Company Limited, Sihuan Pharmaceutical Holdings Group Ltd and TK Group (Holdings) Limited. Mr. Tsang is also a director of PGW. Mr. Tsang is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.

Mr. Brent de Jong has served as an Executive Director of the Board since June 2015. Mr de Jong holds directorships with various publicly listed companies internationally and is based in Houston, Texas. Mr. de Jong was previously at Ashmore Investment Management Ltd., or Ashmore, from 2002 to 2011, an emerging market fund manager with $65 billion in assets under management at the time of his departure. At Ashmore, Mr. de Jong served on the firm’s Investment Committee as the head of special situations and infrastructure investments from 2009 to 2011 and focused on special situation investments in Latin America and EMEA from 2002 to 2009. During his time at Ashmore, he led a consortium of shareholders that founded AEI (formerly known as Ashmore Energy International), an owner and operator of more than 50 essential energy infrastructure assets in 19 countries with 15,000 employees at its peak.  At AEI, Mr. de Jong served as the CEO from 2006-2007 and then as the vice-chairman, as well as negotiating the break up and sale of AEI’s assets in 2011. Earlier in his career, Mr. de Jong worked at JP Morgan from 1997 to 2002 in its financial institutions group in London, where he focused on M&A in the EMEA emerging markets, and in the structured finance group in New York.  Mr. de Jong holds a bachelor’s degree in economics from Georgetown University.

Mr. John Fulton has served as our chief financial officer since January 2015. Prior to joining Agria, he worked as a consultant in the energy sector, working closely with infrastructure funds from 2011 to 2015. Prior to that, he served as Chief Financial Officer for Houston-based Ashmore Energy International, or AEI Energy, from 2006 to 2011. He chaired the Board of Directors for Trakya Elektric in Turkey for four years and oversaw the commercial development of AEI Energy’s interests in Turkey during this time. Prior to AEI Energy, he was the Group Treasury Director for Cadbury Schweppes, based in London, from 2005 to 2006 and before this served as Group Treasurer for Coca-Cola HBC, based in London and in Athens from 2001 to 2005. He has worked on numerous global financing projects, M&A projects and financial restructurings, and has broad experience in emerging markets. Prior to leaving New Zealand in 1999, he worked with Lion Nathan and Bancorp Treasury Advisory. He qualified in accounting and finance at Auckland University of Technology. He is a provisional member of the Institute of Chartered Accountants of New Zealand and Institute of Finance Professionals New Zealand. He graduated from Kings College in Auckland, New Zealand.

Mr. Kean Seng U has served as our head of corporate and legal affairs since December 2008. Mr. U has extensive experience in advising multi-national corporations and sovereign entities on direct investments. Mr. U previously practiced as a partner in the Singapore firm of Shooklin & Bok LLP and led a corporate finance team in Allen & Overy Shooklin & Bok, JLV, an international law venture partnership with London-based Allen & Overy LLP. Currently, Mr. U sits as non-executive directors of several publicly listed corporations. Mr. U received his bachelor of laws degree with honors from Monash University in Australia. He is a barrister and solicitor of the Supreme Court of Victoria in Australia, an advocate and solicitor of the Supreme Court of Singapore and a solicitor of England and Wales. In addition to his extensive legal knowledge, Mr. U also has a degree in economics and accounting from Monash University in Australia.

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

B.   Compensation of Directors and Executive Officers

For the year ended June 30, 2015, we paid an aggregate of approximately $1.7 million to our directors and executive officers in cash or benefits in kind.

Share Incentives

2007 Share Incentive Plan. We have adopted the 2007 Share Incentive Plan, or the 2007 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon exercise of awards granted under the 2007 Plan, plus an increase of 5,000,000 shares when and if the 15,000,000 ordinary shares have been fully used pursuant to the awards granted under the 2007 Plan and the board approves such increase.

As of the date of this annual report, options to purchase a total of 2,624,000 ordinary shares granted to our directors and executive officers and other individuals as a group remained outstanding.

The following summarizes the terms of the 2007 Plan:

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and other share incentives granted under the 2007 Plan are evidenced by an award agreement, as applicable, that sets forth the terms, conditions and limitations for each grant.

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

2015 Share Incentive Plan. We have adopted the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors has authorized the issuance of up to 16,614,990 ordinary shares upon exercise of awards granted under the 2015 Plan.

As of the date of this annual report, 11,076,660 restricted shares have been granted to our directors and executive officers as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant.

The following summarizes the terms of the 2015 Plan:

Plan Administration. Our compensation committee, or another committee or subcommittee designated by our board, will administer the 2015 Plan. The compensation committee or other board-designated committee, as appropriate, will determine the provisions and terms and conditions of each award grant.

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

Acceleration of Awards upon Corporate Transactions. Outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding award will become fully vested and immediately exercisable (in the case of options), and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction, provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of Awards. The term of each award grant shall be stated in the award agreement, provided that in the case of options and share appreciation rights, the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the award agreement specifies the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any award holder unless agreed by the award holder and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under the 2015 Plan.

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

In the year ended June 30, 2015, our board held meetings or passed resolutions by unanimous written consent 30 times.

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

In the year ended June 30, 2015, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In the year ended June 30, 2015, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In the year ended June 30, 2015, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent four times.

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

D.   Employees

We had approximately 2,177 full-time employees as of June 30, 2015. The following table sets forth the approximate number of employees for each of our business segments and our administrative offices as of June 30, 2015:

	Number of full-	Percentage of
	time Employees	Total Employees
Seed and grain	739	34%
Crop protection, nutrients and merchandise	614	28%
Rural services	626	29%
Corporate and administration	198	9%
Total	2,177	100%

We have entered into employment agreements with our full-time employees. Generally, our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for periods ranging from six months to three years after the period of their employment with us. Approximately 41 of our employees are members of a labor union.

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of August 31, 2015; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of August 31, 2015.

The calculations in the shareholder table below are based on 110,766,600 ordinary shares issued and outstanding as of August 31, 2015. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after August 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	53,332,710	47.8
Joo Hai Lee	—	—
Sean Shao	*	*
Wah Kwong Tsang	*	*
Brent de Jong	—	—
John Fulton	—	—
Kean Seng U	*	*
All directors and executive officers as a group(4)	54,432,710	48.3
Principal Shareholders:
Brothers Capital Limited(5)	48,522,000	43.8
TPG Capital, L.P.(6)	8,650,000	7.8
Zhixin Xue(7)	7,549,640	6.8

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,766,600, being the number of ordinary shares outstanding as of August 31, 2015, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after August 31, 2015, if any.

(3)	Includes (i) 48,522,000 ordinary shares owned by Brothers Capital Limited, or BCL, a British Virgin Islands company wholly owned by Mr. Lai, (ii) 800,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after August 31, 2015, and (iii) 4,010,710 ordinary shares in the form of ADSs. The business address of Mr. Lai is 9/F Phase 1 Austin Tower, 22-26A Austin Avenue Tsim Sha Tsui, Kowloon, Hong Kong.

(4)	Certain directors and executive officers have been granted options pursuant to the 2007 Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(5)	BCL is a company incorporated in the British Virgin Islands. BCL is wholly owned by Mr. Lai. The business address of BCL is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(6)	Based on latest publicly available information. In the form of ADSs, each representing two ordinary shares. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	The business address of Mr. Xue is Floor 25, Golden Port Hotel, No. 35 North Bing Zhou Road, Tai Yuan City, Shanxi Province 030012, People’s Republic of China.

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

ITEM 7.          Major Shareholders and Related Party Transactions

A.   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.   Related Party Transactions

PRC law currently restricts foreign ownership of seed business in China. We conduct our business in China primarily through Agria Shenzhen’s contractual arrangements with our consolidated structured entities and their individual shareholders. While our business in China is not significant at present, it may increase materially in the future.

Contractual Arrangements with Our Consolidated Structured Entities and Their Individual Shareholders

In August 2009, we entered into contractual arrangements with Zhongguan to hold our investments in the agricultural industry in China. The shareholding of Zhongguan is held in the proportion of 95% and 5% by Ms. Juan Li, the wife of Mr. Guanglin Lai and a beneficial owner of our ordinary shares, and Mr. Fulin Lai, the brother of Mr. Guanglin Lai, respectively. Both Ms. Juan Li and Mr. Fulin are PRC citizens and do not receive any compensation from us for holding shares of in our consolidated structured entities. Agria Shenzhen’s relationship with Zhongguan and its individual shareholders are governed by contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Shenzhen to effectively control Zhongguan. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Shenzhen to receive substantially all of Zhongguan’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Zhongguan.

In September 2009, we formed Shenzhen NKY, to engage in the businesses of research and development, service, sales and investment. The shareholding of Shenzhen NKY is held in the proportion of 51% and 49% by Zhongguan and Ms. Juan Li, respectively. Agria Shenzhen’s relationship with Shenzhen NKY and its individual shareholder is governed by the contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Shenzhen to effectively control Shenzhen NKY. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Shenzhen to receive substantially all of Shenzhen NKY’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen NKY.

In September 2009, we formed Shenzhen PGW Seeds, to engage in the businesses of research and development, service, sales and investment. The shareholding of Shenzhen PGW Seeds is held in the proportion of 95% and 5% by Ms. Juan Li and Mr. Fulin Lai, respectively. Agria Shenzhen’s relationship with Shenzhen PGW Seeds and its individual shareholders are governed by the contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Shenzhen to effectively control Shenzhen PGW Seeds. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Shenzhen to receive substantially all of Shenzhen PGW Seeds’ earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen PGW Seeds.

Power of Attorney

Each of the individual shareholders of our consolidated structured entities has executed a power of attorney to appoint a nominee of Agria Shenzhen as his or her attorney-in-fact to exercise all of his or her rights as an individual shareholder of our consolidated structured entities as provided under PRC law and the articles of association of our consolidated structured entities in China, including voting rights, the rights to transfer any or all of his or her equity interest in our consolidated structured entities and the right to appoint the general manger of our consolidated structured entities.

Equity Pledge Agreement

Under the equity pledge agreements among our consolidated structured entities, each of the individual shareholders of our consolidated structured entities pledged all of their equity interests in our consolidated structured entities to Agria Shenzhen to guarantee our consolidated structured entities’ performance of their obligations under the exclusive technology developments, technical support and service agreements, the exclusive call option agreements and the loan agreements. If our consolidated structured entities or any of such individual shareholders breaches its contractual obligations under any of these principal agreements, Agria Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, such individual shareholder of our consolidated structured entities may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria Shenzhen as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.

Exclusive Call Option Agreement

Under the exclusive call option agreement with the individual shareholders of our consolidated structured entities, each of the individual shareholders of our consolidated structured entities has irrevocably granted Agria Shenzhen an exclusive option to purchase from such individual shareholder, to the extent permitted under PRC law, all of the equity interests in our consolidated structured entities for the higher of (i) RMB1 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by PRC law, Agria Shenzhen or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in our consolidated structured entities.

Loan Agreement

Under the loan agreement with the individual shareholders of our consolidated structured entities, Agria Shenzhen made loans to each of the individual shareholders of our consolidated structured entities who undertook to use the loans for investment purposes in our consolidated structured entities.

Exclusive Technology Development, Technology Support and Technology Services Agreement

Under the exclusive technology development, technical support and service agreements between our consolidated structured entities, Agria Shenzhen is the exclusive provider of technology development, technical support and services to our consolidated structured entities. Our consolidated structured entities will not accept these services from any third party without the prior consent of Agria Shenzhen. Agria Shenzhen owns the rights to any intellectual property developed by Agria Shenzhen in the performance of these agreements. The payments of fees are secured by the equity interests in our consolidated structured entities under the equity pledge agreements. These agreements are effective during the operation term of our consolidated structured entities unless terminated by Agria Shenzhen or by either party due to the other party’s breach of the agreements according to the early termination provisions of the agreements. Through the power of attorney granted by the individual shareholders of our consolidated structured entities to an individual designated by Agria Shenzhen, Agria Shenzhen has the ability to cause our consolidated structured entities to agree to amend the agreements and intends to do so as needed.

Letter of Undertaking

Each of the individual shareholders of our consolidated structured entities has executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, he or she will remit all of the dividends and other distributions received from our consolidated structured entities to Agria Shenzhen, subject to satisfaction of their personal income tax and other statutory obligations arising from the receipt of such dividends or other distributions. The spouse of each of such individual shareholder has consented to the foregoing undertaking.

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

Other Related Party Transactions

The following were considered related parties during the years presented:

Name of Related Parties	Relationship with us

Wuwei Ganxin Seeds Co., Ltd.	A former 49% associate held by subsidiary before May 2013

Beijing Zhongnong Seeds Industry Co., Ltd.	A 26.8% associate held by subsidiary

Fertimas S.A.	A 50% associate held by subsidiary

New Hope International (Hong Kong) Limited	Shareholder of Agria Asia Investments with equity interest of 11.95%

Mark Dewdney	Management of PGW

John McKenzie	Management of PGW

George Gould	Director of PGW (retired June 28, 2013)

Bill Thomas	Director of PGW (retired October 24, 2012)

Trevor Burt	Director of PGW (appointed December 11, 2012)

We had the following related party transactions during the years presented:

	For the Year Ended June 30,
	2015	2014	2013
	($’000)	($’000)	($’000)
Purchase of corn seeds from:
Ganxin	Not related party	Not related party	580
Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	3,557	4,089	2,913
Trevor Burt	26	22	20
Mark Dewdney	473	482	—
Purchase of retail goods
George Gould	—	—	341
Bill Thomas	—	—	19
Collection of amounts due from:
Zhongnong	28	1	351

Payment of amounts due to:
Ganxin	Not related party	Not related party	377

Loan to Zhongnong	4	77	742
Loan from shareholder(1)	—	—	4,638
Repayment of loan from shareholder	—	—	2,922
Interest expense on loan from shareholder	209	214	285

(1)	Loan from shareholder is unsecured and bears interest at 1% per month.

We had the following related party balances at the end of each period:

	2015	2014
	($’000)	($’000)
Amounts due from/prepayments to related parties:
Associates	-	2,500

	-	2,500
Amounts due to related parties:

Shareholder	2,446	2,241

	2,446	2,241

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.          Financial Information

A.   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

The New Zealand Commerce Commission has undertaken an investigation in relation to allegations of price fixing by New Zealand livestock companies, including PGW’s Livestock segment in respect of fees associated with the implementation of the National Animal Identification and Tracing Act 2012 requirements. The Commerce Commission has reached a view that the requirements of the Commerce Act 1996 have been breached and has filed proceedings seeking a pecuniary penalty from PGW. Included within our accruals and other liabilities is a provision in respect of the estimated financial impact of the proceedings.

Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We primarily rely on dividends from PGW. Dividends paid by PGW to Agria Singapore are not subject to withholding tax, provided that the dividends paid by PGW were fully imputed and Agria Singapore holds a direct voting interest of 10% or more in PGW. A dividend is considered to be fully imputed when it is paid out of fully-taxed profits.

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

ITEM 9.          The Offer and Listing

A.   Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2010	3.31	1.11
2011	2.12	0.63
2012	1.56	0.65
2013	1.74	0.69
2014	2.12	0.96
Six Months ended June 30, 2015	1.89	0.93

Quarterly Highs and Lows
Third Quarter 2013	1.19	1.07
Fourth Quarter 2013	1.74	1.08
First Quarter 2014	2.12	1.32
Second Quarter 2014	1.49	1.25
Third Quarter 2014	1.59	1.10
Fourth Quarter 2014	1.27	0.96
First Quarter 2015	1.21	0.93
Second Quarter 2015	1.89	1.14

	Sales Price ($)
	High	Low
Monthly Highs and Lows
March 2015	1.21	0.97
April 2015	1.28	1.14
May 2015	1.48	1.15
June 2015	1.89	1.27
July 2015	1.78	1.24
August 2015	1.84	1.29
September 2015 (through September 21, 2015)	1.60	1.35

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2015, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2015, although we were in previous years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

ITEM 11.        Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our outstanding bank borrowings and the interest income generated by cash invested in cash deposits and liquid investments. As of June 30, 2015, our total outstanding bank borrowings amounted to $114.9 million with a weighted average interest rate of 3.9% per annum. Assuming a 1% increase in applicable interest rates, net profit after tax would have been decreased by 0.6 million. We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. We may use interest rate swaps, interest rate options and forward rate agreements to hedge the floating rate exposure as deemed appropriate. However, we do not hold or issue derivative instruments for trading purposes.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the U.S. dollar, our reporting currency. Currently, the majority of our revenues and expenses are denominated in New Zealand dollars, with the remaining portion of revenue denominated in Australian dollars, Euros, U.S. dollars and RMB. Of the total $114.9 million bank borrowings outstanding as of June 30, 2015, 50% was denominated in New Zealand dollars, 42% in U.S. dollars and 8% in RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the New Zealand dollar, will affect our financial position. Assuming a 1% appreciation of New Zealand dollars against U.S. dollar, our bank borrowings would have increased by $0.8 million.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In the year ended June 30, 2015, we did not receive any reimbursements from the depositary.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2015, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $157.1 million has been used to fund investments and for general corporate purposes. As of June 30, 2015, all of the net offering proceeds from our initial public offering had been applied.

ITEM 15.        Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our executive chairman and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive chairman and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2015 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because the company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our executive chairman and chief financial officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. Wah Kwong Tsang, our director and chairman of our audit committee, is an audit committee financial expert and an independent director.

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

ITEM 16C.     Principal Accountant Fees and Services

This section discusses the aggregate fees paid by us in connection with certain professional services rendered by GHP Horwath during the years ended June 30, 2013, 2014 and 2015, in each case an independent registered public accounting firm. We incurred audit fees (aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements) of $0.5 million, $0.5 million and $0.5 million for the years ended June 30, 2015, 2014 and 2013. Except as otherwise disclosed, we did not pay any other fees to our auditors during the periods.

In addition, PGW paid fees to KPMG in the year ended June 30, 2015 for the audit of PGW’s financial statements (including its subsidiaries and associates) of approximately $0.3 million and for other non-audit services for accounting opinions of approximately $0.02 million. This was for the purposes of PGW satisfying their New Zealand reporting obligations.

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

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We have historically followed home country practice with respect to annual meetings. We did not hold an annual meeting of shareholders in the year ended June 30, 2015, and may only hold annual shareholder meetings if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

PART III

ITEM 17.        Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.        Financial Statements

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.        Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.2	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.3	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.4	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.5	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.6	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.7	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document

4.10	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12	English Translation of Loan Contract, dated as of May 7, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.13	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.14	English Translation of Supplemental Agreement to Loan Contract, dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.15	English Translation of Equity Pledge Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.16	English Translation of Exclusive Call Option Agreement dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.17	English Translation of Letter of Undertaking, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.18	English Translation of Power of Attorney, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.19	English Translation of Statement of Spouse, dated as of May 7, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.20	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.21	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.22	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.23	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

Exhibit Number	Description of Document

4.24	Form of Employment Agreement with Senior Executive Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.25	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.26	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.27	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.28	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.29	English Translation of Loan Contract, dated as of March 13, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.30	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.31	English Translation of Supplemental Agreement to Loan Contract, dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.32	English Translation of Equity Pledge Agreement, dated as of March 13, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.33	English Translation of Exclusive Call Option Agreement dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.34	English Translation of Letter of Undertaking, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.35	English Translation of Power of Attorney, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.36	English Translation of Statement of Spouse, dated as of March 13, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007) (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

12.1*	Executive Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Executive Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of GHP Horwath, P.C.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

By:	/s/ Guanglin Lai
Name: Guanglin Lai
Title: Executive Chairman of the Board of Directors

Date: September 22, 2015

Agria Corporation

Audited Consolidated Financial Statements

June 30, 2015

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Agria Corporation

We have audited the accompanying consolidated statements of financial position of Agria Corporation and subsidiaries (the “Company”) as of June 30, 2015 and 2014 and the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in equity for the years ended June 30, 2015, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2015 and 2014, and the results of its operations and cash flows for the years ended June 30, 2015, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP Horwath, P.C.
GHP HORWATH, P.C.
Denver, Colorado
September 22, 2015

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2015 and 2014

		As of June 30,
	Note	2015	2014
		(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	15	9,886	13,958
Accounts receivable, net	16	151,368	193,146
Inventories	17	178,881	212,183
Biological assets	18	1,763	5,424
Prepayments and other current assets	16	22,765	23,754
Finance receivables		972	3,116
Short-term derivative assets		1,539	2,236
Assets held for sale		354	1,022
Prepayment to non-controlling interest	24	12,939	-
Total current assets		380,467	454,839

Non-current assets:
Property, plant and equipment, net	20	88,993	104,603
Investments in equity accounted investees	10	1,258	1,194
Other investments	21	8,641	9,316
Intangible assets	22	6,899	7,348
Goodwill	23	3,299	3,278
Long-term derivative assets		8	323
Biological assets	18	70	128
Non-current prepayments		868	414
Deferred tax asset, net	13	8,386	9,658
Non-current prepayment to non-controlling interest	24	-	11,939
Total non-current assets		118,422	148,201
Total assets		498,889	603,040

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	15	54,160	38,864
Income tax payable		2,609	2,688
Accounts payable	24	87,417	131,817
Accrued expenses and other liabilities	24	106,617	89,333
Short-term derivative liabilities		2,221	776
Amounts due to related parties	31	2,446	2,241
Total current liabilities		255,470	265,719

Non-current liabilities:
Long-term bank borrowings, net of current portion	15	60,785	79,142
Long-term derivative liabilities		1,346	4
Defined benefit liability	25	9,965	11,837
Other long-term liabilities	24	3,806	30,526
Total non-current liabilities		75,902	121,509
Total liabilities		331,372	387,228

Commitments and contingencies	29,30

Equity:
Agria Corporation shareholders’ equity:
Share capital	26	-	-
Share premium	26	160,971	160,971
Statutory reserves	27	672	503
Share-based payment reserve	28	16,971	16,965
Other reserves	27	94,546	96,389
Foreign currency translation reserve		(20,654)	(4,257)
Accumulated deficit		(195,905)	(195,285)
Total equity attributable to equity holders of the Company		56,601	75,286
Non-controlling interests		110,916	140,526
Total equity		167,517	215,812
Total liabilities and equity		498,889	603,040

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the years ended June 30, 2015, 2014 and 2013

		For the years ended June 30,
	Note	2015	2014	2013
		(US$’000)	(US$’000)	(US$’000)

Revenue	6	944,714	1,023,571	940,194
Cost of sales	7	(693,804)	(764,995)	(700,377)
Gross profit		250,910	258,576	239,817
Other income	8	312	237	1,032
Employee benefits expense		(121,415)	(126,086)	(117,873)
Research and development		(3,479)	(4,411)	(3,887)
Depreciation and amortization		(6,680)	(9,929)	(7,982)
Other operating expenses	9	(78,306)	(83,735)	(89,730)

Operating profit		41,342	34,652	21,377

Equity accounted earnings/(loss) of associates	10	140	2,094	(112)
Impairment loss on goodwill		-	-	(140,837)
Provision for impairment loss on land use rights and non-current prepayments		-	-	(56,968)
Non-operating items		(1,891)	4,750	(4,418)
Fair value adjustments	11	(18)	1,089	(1,531)
Profit / (loss) before interest and tax		39,573	42,585	(182,489)
Net interest and finance costs	12	(12,318)	(9,285)	(12,385)
Interest income		407	1,591	2,213
Interest expense		(10,415)	(11,161)	(16,178)
Derivatives not in qualifying hedge relationships		(1,855)	2,680	(2,665)
Exchange gain/(loss)		(455)	(2,395)	4,245
Profit/(loss) before tax		27,255	33,300	(194,874)
Income tax	13	(12,567)	(7,153)	(4,520)
Profit/(loss) for the year		14,688	26,147	(199,394)

Attributable to:
Equity holders of the Company		(451)	5,896	(137,166)
Non-controlling interests		15,139	20,251	(62,228)
		14,688	26,147	(199,394)

Earnings/(loss) per ordinary share:	14	US$	US$	US$
Basic		(0.00)	0.05	(1.24)
Diluted		(0.00)	0.05	(1.24)

No. of ordinary shares outstanding (Basic)		110,766,600	110,766,600	110,766,600
No. of ordinary shares outstanding (Diluted)		110,766,600	110,891,096	110,766,600

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2015, 2014 and 2013

	For the years ended June 30,
	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)

Profit/(loss) for the year	14,688	26,147	(199,394)

Other comprehensive income, net of tax

Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments	(1,764)	(700)	4,453
Re-measurements of defined benefit liability	(2,796)	4,250	5,114
Deferred tax on re-measurements of defined benefit liability	783	(1,190)	(1,432)
	(3,777)	2,360	8,135

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(41,245)	19,180	(6,439)
Effective portion of changes in fair value of cash flow hedges	(2,006)	539	(579)
Income tax on changes in fair value of cash flow hedges	609	(223)	-
	(42,642)	19,496	(7,018)

Total comprehensive income/(loss)	(31,731)	48,003	(198,277)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company	(18,691)	12,013	(143,635)
Non-controlling interests	(13,040)	35,990	(54,642)
Total comprehensive income/(loss) for the year	(31,731)	48,003	(198,277)

 The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2015, 2014 and 2013

	For the years ended June 30,
	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Cash flows from operating activities:
Profit/(loss) before tax	27,255	33,300	(194,874)

Adjustments for:
Interest expense	10,415	11,161	16,178
Equity accounted (earnings)/loss of associates	(140)	(2,094)	112
Deferred taxation	(877)	1,191	1,523
Share-based payment expenses	6	96	137
Provision for impairment loss of land use right and non-current prepayments	-	-	56,968
Goodwill impairment loss	-	-	140,837
(Gain)/loss on disposal of assets and investment	(628)	(4,839)	1,571
Depreciation and amortization expense	7,109	11,162	9,200
Allowance/(reversal) for doubtful accounts	1,392	(119)	1,647
Contractual obligations accrual	-	(133)	(120)
Other non-cash items	4,077	(9,076)	5,151
Fair value (gain)/loss	18	(1,089)	1,531
Changes in working capital:
Accounts receivable	(630)	(12,947)	(14,645)
Inventories	(10,257)	6,135	5,583
Movement in working capital due to purchase/(sale) of businesses	249	4,893	(1,546)
Prepayments and other current assets	(4,441)	(1,867)	(334)
Tax receivable and payable	-	(31)	(49)
Accounts payable	(5,578)	12,418	(3,011)
Accrued expenses and other liabilities	(2,861)	(3,013)	1,255
Amounts due to related parties	-	-	1,690
Derivative assets and liabilities	2,089	(2,872)	2,673
	27,198	42,276	31,477
Interest paid	(7,434)	(7,009)	(11,267)
Income tax paid	(12,058)	(3,248)	(83)
Net cash provided by operating activities	7,706	32,019	20,127

Cash flows from investing activities:
Net cash paid for purchase of investments	(798)	(5,957)	(6,464)
Net decrease in finance receivables	2,325	6,577	9,272
Acquisition of property, plant and equipment and other assets	(14,038)	(32,558)	(7,111)
Acquisition of intangible assets	(3,331)	(4,452)	(1,150)
Proceeds from sales of investments	156	17,535	8,726
Proceeds from disposal of property, plant and equipment and other assets	2,907	1,588	1,351
Net cash (used in)/provided by investing activities	(12,779)	(17,267)	4,624

Cash flows from financing activities:
Increase in external borrowings	29,299	10,431	84,034
Repayment of external borrowings	(10,657)	(73,615)	(111,399)
Cash released from pledged deposits	-	37,262	24,488
Repayment to related parties	-	(9,940)	(247)
Dividends paid to non-controlling interests	(16,556)	(10,409)	(7,536)
Net cash provided by/(used in) financing activities	2,086	(46,271)	(10,660)

Effect of exchange rate changes on cash and cash equivalents	(1,085)	2,135	3,181

Net (decrease)/increase in cash and cash equivalents	(4,072)	(29,384)	17,272
Cash and cash equivalents at the beginning of year	13,958	43,342	26,070
Cash and cash equivalents at the end of year	9,886	13,958	43,342

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2015, 2014 and 2013

		Attributable to equity holders of the Company
	Number of Ordinary Shares	Share Capital	Share Premium	Statutory Reserves	Share- based Payment Reserve	Foreign Currency Translation Reserves	Other Reserves	Retained Earnings/ (deficit)	Sub-total	Non- controlling Interests	Total Equity
		(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Balance July 1, 2012	110,776,600	-	160,971	129	16,732	-	94,035	(64,787)	207,080	179,144	386,224

Loss for the year	-	-	-	-	-	-	-	(137,166)	(137,166)	(62,228)	(199,394)

Other comprehensive Income (loss):
Foreign currency translation differences	-	-	-	-	-	(9,288)	(223)	(24)	(9,535)	3,096	(6,439)
Change in fair value of equity instruments	-	-	-	-	-	-	1,807	-	1,807	2,646	4,453
Effective portion of loss on cash flow hedges	-	-	-	-	-	-	(235)	-	(235)	(344)	(579)
Defined benefit plan actuarial gains and losses	-	-	-	-	-	-	1,494	-	1,494	2,188	3,682

Total other comprehensive income (loss)	-	-	-	-	-	(9,288)	2,843	(24)	(6,469)	7,586	1,117

Total comprehensive income (loss)	-	-	-	-	-	(9,288)	2,843	(137,190)	(143,635)	(54,642)	(198,277)

Transactions with owners

Provision for statutory reserve	-	-	-	75	-	-	-	(75)	-	-	-
Buyout of non-controlling interests	-	-	-	-	-	-	(235)	-	(235)	(1,507)	(1,742)

Share-based payment	-	-	-	-	137	-	-	-	137	-	137
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(7,433)	(7,433)

Total transaction with owners	-	-	-	75	137	-	(235)	(75)	(98)	(8,940)	(9,038)

Balance June 30, 2013	110,776,600	-	160,971	204	16,869	(9,288)	96,643	(202,052)	63,347	115,562	178,909

Balance July 1, 2013	110,776,600	-	160,971	204	16,869	(9,288)	96,643	(202,052)	63,347	115,562	178,909

Profit for the year	-	-	-	-	-	-	-	5,896	5,896	20,251	26,147

Other comprehensive Income (loss):
Foreign currency translation differences	-	-	-	-	-	5,031	-	-	5,031	14,149	19,180
Effective portion of changes in fair value of equity instruments, net of tax	-	-	-	-	-	-	(284)	-	(284)	(416)	(700)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	-	128	-	128	188	316
Reclassification upon sale of other investments	-	-	-	-	-	-	(1,170)	1,170	-	-	-
Re-measurements of defined benefit liability, net of tax	-	-	-	-	-	-	1,242	-	1,242	1,818	3,060

Total other comprehensive income (loss)	-	-	-	-	-	5,031	(84)	1,170	6,117	15,739	21,856

Total comprehensive income (loss)	-	-	-	-	-	5,031	(84)	7,066	12,013	35,990	48,003

Transactions with owners
Provision for statutory reserve	-	-	-	299	-	-	-	(299)	-	-	-
Sales to non-controlling interest	-	-	-	-	-	-	20	-	20	30	50
Buyout of non-controlling interests	-	-	-	-	-	-	(190)	-	(190)	(647)	(837)
Share-based payment	-	-	-	-	96	-	-	-	96	-	96
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(10,409)	(10,409)

Total transaction with owners	-	-	-	299	96	-	(170)	(299)	(74)	(11,026)	(11,100)

Balance June 30, 2014	110,776,600	-	160,971	503	16,965	(4,257)	96,389	(195,285)	75,286	140,526	215,812

Balance July 1, 2014	110,776,600	-	160,971	503	16,965	(4,257)	96,389	(195,285)	75,286	140,526	215,812

(Loss) / Profit for the year	-	-	-	-	-	-	-	(451)	(451)	15,139	14,688

Other comprehensive Income (loss):
Foreign currency translation differences	-	-	-	-	-	(16,397)	349	-	(16,048)	(25,197)	(41,245)
Effective portion of changes in fair value of equity instruments, net of tax	-	-	-	-	-	-	(716)	-	(716)	(1,048)	(1,764)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	-	(659)	-	(659)	(738)	(1,397)

Re-measurements of defined benefit liability, net of tax	-	-	-	-	-	-	(817)		(817)	(1,196)	(2,013)

Total other comprehensive loss	-	-	-	-	-	(16,397)	(1,843)		(18,240)	(28,179)	(46,419)
Total comprehensive loss	-	-	-	-	-	(16,937)	(1,843)	(451)	(18,691)	(13,040)	(31,731)

Transactions with owners

Provision for statutory reserve	-	-	-	169	-	-	-	(169)	-	-	-

Buy out of non-controlling interest	-	-	-	-	-	-		-		(14)	(14)
Share-based payment	-	-	-	-	6	-	-	-	6	-	6
Dividend to non-controlling interest	-	-	-	-	-	-	-	-	-	(16,556)	(16,556)

Total transaction with owners	-	-	-	169	6	-	-	(169)	6	(16,570)	(16,564)

Balance June 30, 2015	110,776,600	-	160,971	672	16,971	(20,654)	94,546	(195,905)	56,601	110,916	167,517

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2015, 2014 and 2013

1.	Corporation Information

Agria Corporation (the "Company" or "Agria") is an international agricultural company with operations in New Zealand, Australia, South America and China through its subsidiaries and consolidated structured entities (also known as variable interest entities (VIEs)) (collectively the "Group").

The Group has three principal business segments: Seed & Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices.

The Company was incorporated in the Cayman Islands. The Company’s registered office address is at P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

These financial statements were authorized for issue by the Board of Directors on September 19, 2015.

Consolidated structured entities

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.) was set up using contractual agreements such that Agria Holdings (Shenzhen) Co., Ltd. ("Agria Shenzhen") effectively controls Zhongguan.  As of June 30, 2015, the 100% equity interest in Zhongguan was legally held by two People’s Republic of China (“PRC”) citizens (defined as “Registered Shareholders”).

Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd.) was set up with 51% of its equity interest legally held by Zhongguan and 49% legally held by a PRC citizen (defined as a “Registered Shareholder”).

Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.) was set up with 100% of its equity interest legally held by two PRC citizens (defined as “Registered Shareholders”). Agria Shenzhen has entered into contractual agreements with the Registered Shareholder(s) of Shenzhen NKY and Shenzhen PGW Seeds, respectively. Agria Shenzhen has a legal obligation to provide funding of all losses incurred by Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds.

Under a series of contractual arrangements (collectively, “Structure Contracts”) entered into among Agria Shenzhen, Zhongguan, Shenzhen NKY, Shenzhen PGW Seeds and the relevant Registered Shareholder(s), Agria Shenzhen is able to effectively control and receive substantially all the economic benefits of the business and operations of Zhongguan, Shenzhen NKY, and Shenzhen PGW Seeds to the extent permissible under the PRC law. As a result, Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds are accounted for as consolidated structured entities (see also note 2(a) and note 32 for a list of principal subsidiaries). All these consolidated structured entities’ financial statements have been consolidated into the Group.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention except for the following:

-	derivative financial instruments are measured at fair value
-	financial instruments at fair value through profit or loss are measured at fair value

-	investments are measured at fair value
-	biological assets are measured at fair value less point-of-sale costs
-	assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

A number of new standards and interpretations are not yet effective for the year ended June 30, 2015 and have not been applied in preparing these consolidated financial statements. None of these standards are expected to have a significant impact on these financial statements except for:

-	IFRS 9 (2014) Financial Instruments has been issued. The final component of IFRS 9 (2014) introduces a new expected credit loss model for calculating impairment. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. The Group does not plan to adopt IFRS 9 (2014) early and the extent of the impact has not yet been determined. The Group early adopted IFRS 9 (2013) from January 1, 2015. IFRS 9 (2013) provides amended general hedge accounting requirements.
-	IFRS 15 Revenue from Contracts with Customers has been issued. This standard introduced a new revenue recognition model for contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Group does not plan to adopt IFRS 15 early and the extent of the impact has not yet been determined.
-	A variety of minor improvements to standards have been made in order to clarify various treatments of specific transactions. These are not expected to have an impact on the Group's consolidated financial results.

(a) Basis of Consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities or VIEs) over which the Group has control. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Business Combinations

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

Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions - that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group's share of the income and expenses of equity accounted associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence starts. Where the Group's share of losses exceeds its interest in an equity accounted associates, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

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

Foreign Operations

The assets and liabilities of Agria New Zealand and PGW’s foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to New Zealand dollars at the exchange rates at the reporting date. The income and expenses of Agria New Zealand and PGW’s foreign operations are translated to New Zealand dollars at exchange rates at the date of the transactions.

Foreign currency differences are recognized in other comprehensive income and the Foreign Currency Translation Reserve ("FCTR"). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

The functional currency of the Company, Agria Group Limited, China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the U. S. dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Shenzhen and the consolidated structured entities is the Renminbi (RMB). The presentation currency of the Company is U.S. dollar.

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

Construction Contracts

The revenue from work-in-progress is recognized when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognize in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognized as soon as it is foreseen.

Interest and Similar Income and Expense

For all financial instruments measured at amortized cost, interest income or expense is recorded at the effective interest rate, which is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the original effective interest rate applied to the new carrying amount.

The Group recognizes interest revenue, management fees, and establishment fees on an accrual basis when the services are rendered using the effective interest rate method.

Fee Income from Providing Transaction Services

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

(f) Earnings per Share

The Group presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares. There were no dilutive shares outstanding for the years ending June 30, 2015 and 2013. For the year ended June 30, 2014, there were 114,496 dilutive shares outstanding.

(g) Financial Instruments

(i) Non-derivative Financial Assets

Non-derivative financial assets comprise investments in equity and debt securities, finance receivables, trade and other receivables, cash and cash equivalents and intercompany advances. Financial assets are classified at either amortized cost or fair value depending on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

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

The Group's policy on impairment is the same as that applied to its consolidated financial statements as of and for the year ended June 30, 2014 for loans and receivables.

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

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short term highly liquid investments with maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents.

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

(iii) Derivative Financial Instruments

The Group uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. In accordance with its Treasury policy, the Group does not hold or issue derivative instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

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

Accounts receivable includes accrued interest. Specific provisions are maintained to cover identified doubtful debts.

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

(j) Biological Assets

Biological assets are measured at fair value less costs to sell, with any change therein recognised in profit or loss. Costs of selling include all costs that would be necessary to sell the assets including transportation costs. The fair value of biological assets intended for domestic processing is determined by applying the market price of stock weight offered by meat processors to the stock weight at the reporting date. Stock counts of livestock quantities are performed by the Group at each reporting date.

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

(m) Intangible Assets

Computer Software

Computer software is a finite life intangible asset and is recorded at cost less accumulated amortization and impairment. Amortization is charged on a straight line basis over an estimated useful life between 3 and 10 years. The estimated useful life and amortization method is reviewed at the end of each annual reporting period.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

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

Research expenditure on the development of new systems and processes is recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss when incurred.

Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

Research and development expenditures on the development of new seed cultivars is recognized in profit or loss as incurred. Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.

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

Determination of fair value

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

Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each item of property, buildings, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives for the current and comparative periods are between 3 and 40 years for plant and equipment and 50 years for buildings. Depreciation methods, useful lives and residual values are reassessed at each reporting date.

Determination of fair value

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

Share-based Payment

The Group operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

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

3.	Financial Risk Management

3.1 Financial risk factors

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

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had US$11.6 million interest rate contracts at June 30, 2015 (2014: Nil).

Sensitivity analysis

The sensitivity of net profit after tax for the years ended June 30, 2015, 2014 and 2013, to reasonably possible changes in conditions is as follows:

	Interest rate increase by 1%			Interest rate decrease by 1%
	2015	2014	2013	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Impact on net profit after tax	(600)	(733)	(1,085)	600	733	1,085

The following tables include the Group’s assets and liabilities at their carrying amounts on an undiscounted basis, categorized by the earlier of contractual repricing or maturity dates.

	Within 12 months	1 to 2 years	Over 2 years	Non-interest bearing	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2015
Liabilities
Bank borrowings	114,871	30	44	-	114,945
Amount due to related parties	2,446	-	-	-	2,446
Derivative financial instruments	-	-	-	3,567	3,567
Trade and other payables	25,761	-	-	165,584	191,345
	143,078	30	44	169,151	312,303
As of June 30, 2014
Liabilities
Bank borrowings	118,006	-	-	-	118,006
Amount due to related parties	2,241	-	-	-	2,241
Derivative financial instruments	-	-	-	780	780
Trade and other payables	-	-	-	245,673	245,673
	120,247	-	-	246,453	366,700

(ii)	Foreign exchange risk

 The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Most of the Group’s revenues and expenses are denominated in New Zealand dollars. The Group’s exposure to foreign exchange risk primarily relates to transactions in U.S. dollars, Renminbi (“RMB”), Great Britain Pounds, Australian dollars and the Euro. In order to mitigate the foreign currency exchange risk, the Group hedges foreign currency risks as they arise. In some circumstances, foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward foreign exchange contracts, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance sheet date are $80.3million (2014: $79.5 million) for the Group. The cash settlement requirements of these contracts approximate the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to the Australian business which is hedged with foreign exchange contracts.

Balances denominated in foreign currency can be summarized as:

	US$	RMB	GBP	AUD	Euro
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2015
Cash and cash equivalents	6,289	863	7	473	20
Receivables	53,053	12,573	5,423	8,166	19,764
Bank facilities	(48,213)	(8,906)	-	-	-
Payables	(66,597)	(7,290)	(110)	(515)	(9,272)

Net financial position	(55,468)	(2,760)	5,320	8,124	10,512

Forward exchange contracts
Notional forward exchange cover	1,488	-	5,423	7,707	10,498

Net unhedged position	(56,956)	(2,760)	(103)	417	14

As of June 30, 2014
Cash and cash equivalents and restricted cash	4,937	1,508	10	23	124
Receivables	73,868	8,463	1,586	914	33,491
Bank facilities	(54,579)	(1,376)	-	-	-
Payables	(77,230)	(7,915)	(251)	(178)	(2,473)

Net financial position	(53,004)	680	1,345	759	31,142

Forward exchange contracts

Notional forward exchange cover	4,795	-	1,335	736	31,017

Net unhedged position	(57,799)	680	10	23	125

The net financial positions for the Group in AUD, RMB, GBP, Euro and USD include cash and cash equivalents, other receivables, bank borrowings and other payables of the subsidiary companies domiciled in Australia, China and South America and are therefore not hedged.

The foreign exchange risks are not considered likely to lead to material change over the next reporting period. For this reason, sensitivity analysis of foreign exchange risks is not included.

(b)	Credit risk

Concentration of credit risk

Credit risk mainly arises from bank balances, advances, finance receivables, accounts and other receivables, and interest rate forward agreements. The carrying amounts of these balances substantially represent the Group’s maximum exposure to credit and counterparty risk in relation to financial assets.

As of June 30, 2015, substantially all of the Company's cash and cash equivalents were deposited in several financial institutions. The concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand, Australia, South America and China. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring on outstanding balances. The Group also has a credit committee who meets as required to review credit risk, new loans and provisioning.

The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

	2015	2014
	(US$’000)	(US$’000)
Total finance receivables, trade and other receivables
New Zealand	104,403	147,264
Australia	4,801	9,444
South America	51,707	50,872
China	14,194	9,936
	175,105	217,516

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulties in raising funds at short notice to meet commitments associated with financial instruments. Prudent liquidity risk management includes maintaining sufficient cash and availability of funding from an adequate amount of committed credit facilities. Management maintains a rolling forecast of the Group’s liquidity reserves which comprises undrawn banking facilities and cash and cash equivalents, on the basis of expected cash flows.

Contractual Maturity Analysis:

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. (Reported on an undiscounted basis)

	Within 12 months	Between 1 and 2 years	Between 2 and 5 years	Contractual cash flow	Statement of financial position
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2015
Liabilities
Bank borrowings	59,744	61,412	8,132	129,288	114,945
Derivative financial instruments	2,221	1,346	-	3,567	3,567
Trade and other payables	187,539	3,806	-	191,345	191,345
Amount due to related parties	2,740	-	-	2,740	2,446
	252,244	66,564	8,132	326,940	312,303
As of June 30, 2014
Liabilities
Bank borrowings	46,178	67,361	16,830	130,369	118,006
Derivative financial instruments	776	4	-	780	780
Trade and other payables	220,930	24,743	-	245,673	245,673
Amount due to related parties	2,510	-	-	2,510	2,241
	270,394	92,108	16,830	379,332	366,700

Expected Maturity Analysis:

The expected cash flows of the Group’s finance receivables equal their contractual cash flows.

3.2 Capital risk management

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

3.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

There had been no material movements between the fair value hierarchy during the years ended June 30, 2015 and 2014.

	Level 1	Level 2	Level 3	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2015
Assets
Derivative financial instruments	-	1,547	-	1,547
Other investments	-	-	4,851	4,851
	-	1,547	4,851	6,398

Liabilities
Derivative financial instruments	-	3,567	-	3,567

As of June 30, 2014
Assets
Derivative financial instruments	-	2,559	-	2,559
Other investments	-	-	8,122	8,122
	-	2,559	8,122	10,681
Liabilities
Derivative financial instruments	-	780	-	780

As of June 30, 2015, the interest rate used for determining fair value of finance receivable was 14.7% (2014: 14.2%).

4.	Critical Accounting Estimates and Judgements

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

Measurement of defined benefit obligations

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The key assumptions used in determining the net cost/(income) for pensions include the discount rate, salary and pension growth rates and life expectancy. Any changes in these assumptions will impact the carrying amount of defined benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. Key assumptions for defined benefit obligations are based in part on current market conditions. Additional information is disclosed in note 25.

Provision for impairment of trade and other receivables

The policy for provision for impairment of trade and other receivables of the Group is based on the evaluation of collectability and on management’s judgement. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Consolidation of structured entities

The Directors have concluded that the Group controls Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds, even though it does not hold the shares of these subsidiaries. This is because the Group has entered a series of contractual arrangements with the Registered Shareholders of the structured entities, of which the Group is able to effectively control, recognize and receive substantially all the economic benefits of the business and operations of structured entities.

Property, plant and equipment and intangible assets

Management determines the estimated useful lives and residual values for the Group’s property, plant and equipment and intangible assets. Management will revise the depreciation/amortization charge where useful lives and residual values are different to previously estimated, or it will write off or write down technically obsolete long lived assets that have been abandoned or sold.

Construction contracts

Management estimates the percentage of completion stage on construction contracts to determine the appropriate revenue to be recognized for each project. The percentage of completion is estimated based on detailed information on the status of projects and, where available, assessments made by independent, qualified experts.

5.	Segment Reporting

Segment Reporting Structure

The Company reports in three business segments: (i) Seed and Grain; (ii) Crop Protection, Nutrients and Merchandise; and (iii) Rural Services.

-	Seed and Grain - This business segment is engaged in research and development, production, and sale of seed products including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

-	Crop Protection, Nutrients and Merchandise - This business segment operates an extensive chain of retail stores that supply farm input materials including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

-	Rural Services - This business segment offers a variety of services critical to the agricultural economy, including:

●	Livestock - Livestock agents for sheep, beef, dairy, deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;
●	Wool - Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing a comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing;
●	Irrigation and Pumping - Design, construction, installation and servicing of irrigation and pumping systems;
●	Real Estate - Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and
●	Insurance - Insurance brokerage providing a range of market-leading insurance products.

The operating profit of each segment is reported as the measure of each segments result. The segment results are presented on a consolidated basis and include all directly attributable income and expenses. Other non-segmented amounts relate to certain corporate activities including Finance, Treasury, HR and other support services of the corporate head office and regional offices.

Seasonality of Operations

The Group is subject to significant seasonal fluctuations. The Crop Protection, Nutrients and Merchandise business is weighted towards the first half of the financial year as demand for New Zealand farming inputs are generally weighted towards the spring season. Livestock and Seed and Grain activities are significantly weighted to the second half of the financial year. Seed and Grain revenues reflect the fact the Group operates in geographical zones that suit autumn harvesting and sowing. New Zealand generally has spring calving and lambing and so Livestock trading is weighted towards the second half of the financial year in order for farmers to maximize their incomes. Other business units have similar but less material cycles. The Group recognizes that this seasonality is the nature of the industry and plans and manages its business accordingly.

	Seed and Grain			Crop Protection, Nutrients and Merchandise			Rural Services			Corporate			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Total segment revenue	376,362	449,881	412,745	384,706	406,327	357,315	236,461	232,314	207,783	-	-	-	997,529	1,088,522	977,843
Inter-segment revenue	(52,815)	(64,951)	(37,649)	-	-	-	-	-	-	-	-	-	(52,815)	(64,951)	(37,649)
Total revenue from external customers	323,547	384,930	375,096	384,706	406,327	357,315	236,461	232,314	207,783	-	-	-	944,714	1,023,571	940,194

Operating profit/(loss)	28,716	23,523	19,226	21,484	23,185	18,977	19,935	21,794	16,243	(28,793)	(33,850)	(33,069)	41,342	34,652	21,377

Equity accounted earnings/(loss) of associates	146	2,072	1,144	-	-	-	-	-	-	(6)	22	(1,256)	140	2,094	(112)
Impairment loss on goodwill	-	-	(140,837)	-	-	-	-	-	-	-	-	-	-	-	(140,837)
Provision for impairment loss on land use rights and non-current prepayments	-	-	(56,968)	-	-	-	-	-	-	-	-	-	-	-	(56,968)

Depreciation and amortization	3,159	3,246	3,158	964	1,044	894	1,120	1,032	1,035	1,437	4,607	2,895	6,680	9,929	7,982

Capital expenditure	13,081	7,179	5,578	1,170	3,448	631	813	991	1,140	2,305	26,272	1,782	17,369	37,890	9,131

	Seed and Grain		Crop Protection, Nutrients and Merchandise		Rural Services		Corporate		Total
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Segment assets	262,506	309,370	76,097	91,577	95,212	116,913	63,462	82,964	497,277	600,824
Equity accounted investees	1,202	1,115	-	-	-	-	56	79	1,258	1,194
Assets held for sale	7	-	-	-	-	-	347	1,022	354	1,022
Total segment assets	263,715	310,485	76,097	91,577	95,212	116,913	63,865	84,065	498,889	603,040
Segment liabilities	124,176	146,996	43,396	48,382	62,592	85,789	101,208	106,061	331,372	387,228

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

The revenue from external customers by geographical locations are detailed below.

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
New Zealand	785,755	851,643	756,308
Australia	59,477	69,942	70,577
South America	86,256	92,104	96,664
China	13,226	9,882	16,645
	944,714	1,023,571	940,194

The Group’s non-current assets (excluding financial instruments and deferred tax assets) by geographical location are detailed below.

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
New Zealand	78,341	98,688
Australia	9,305	12,278
South America	11,115	4,782
China	11,267	22,472
	110,028	138,220

6.	Revenue

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Sales	812,468	893,598	824,009
Commissions	78,421	88,263	79,693
Construction contract revenue	52,575	39,374	32,913
Interest revenue on finance receivables	-	789	1,622
Debtor interest charges	1,250	1,547	1,957
	944,714	1,023,571	940,194

7.	Cost of sales

Cost of sales includes the following items by nature:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Depreciation and amortization	1,293	1,233	1,218
Employee benefits including commissions	25,483	27,724	20,946
Inventories, finished goods, work in progress, raw materials and consumables	637,194	704,938	650,506
Other	29,834	31,100	27,707
	693,804	764,995	700,377

8.	Other Income

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Dividend income	5	7	477
Other investment income	307	230	555
	312	237	1,032

9.	Other Operating Expenses

Other Operating expenses include the following items:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Audit fee (principal auditor)	504	510	478
Donations	15	8	7
(Reversal of)/provision for doubtful debts	813	(172)	4,578
Marketing expenses	7,839	8,582	7,477
Motor vehicle costs	5,757	6,641	6,877
Rental and operating lease costs	18,928	23,149	23,172
Others (note)	44,450	45,017	47,141
	78,306	83,735	89,730

Note: Others consist of communications costs, information technology costs, traveling and entertainment expenses, professional fees and general expenses.

10.	Equity Accounted Earnings/(Loss) of Investees

	As of June 30, 2015 US$’000	As of June 30, 2014 US$’000

Current assets	13,380	12,709
Non-current assets	15	348
Total assets	13,395	13,057

Current liabilities	(11,002)	(11,982)
Total liabilities	(11,002)	(11,982)

	2015 US$’000	2014 US$’000	2013 US$’000

Revenues	26,817	66,831	72,853
Expenses	(26,537)	(62,771)	(69,597)
Profit after tax	280	4,060	3,256

The Group's Share	140	2,094	1,063

For the year ended June 30, 2013, impairment loss for provision of investment in Beijing Zhongnong Seeds Industry Co., Ltd. of $1.2 million was recognized in profit or loss.

Movement in carrying value of equity accounted investees

	2015	2014
	(US$’000)	(US$’000)
Opening balance	1,194	4,665
Reclassification	-	(1,517)
Currency translation	(76)	243
Divestment of associates	-	(1,381)
Share of profit	140	2,094
Dividends received	-	(2,910)
Closing balance	1,258	1,194

The Group’s equity accounted investees comprise Forage Innovation Limited, Canterbury Sale Yards (1996) Limited and Fertimas S. A. As of June 30, 2015, there is no goodwill included in the carrying value of equity accounted investees (2014: Nil)

11.	Fair Value Adjustments

		2015	2014	2013
	Note	(US$’000)	(US$’000)	(US$’000)
Assets held for sale		-	(65)	(114)
Biological assets	18	(18)	1,154	(1,417)
		(18)	1,089	(1,531)

12.	Interest - Finance Income and Expenses

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Finance income contains the following items:
Other interest income	407	1,591	2,213
Finance income	407	1,591	2,213

Interest funding expense
Interest on interest rate swaps	(8)	(49)	(228)
Interest on bank loans and overdrafts	(8,081)	(6,052)	(10,004)
Interest on shareholder loan	(494)	(214)	(285)
Bank facilities fees	(559)	(3,383)	(3,454)
Discount on financial liability	(1,018)	(1,095)	(1,754)
Others	(255)	(368)	(453)
Interest funding expense	(10,415)	(11,161)	(16,178)

Foreign exchange
Net gain/(loss) on foreign denominated items	(455)	(2,395)	4,245
Derivatives not in qualifying hedge relationships	(1,855)	2,680	(2,665)
Foreign exchange income, net	(2,310)	285	1,580

Net interest and finance costs	(12,318)	(9,285)	(12,385)

13.	Income Taxes

Under the laws of the Cayman Islands and BVI, the Company, Agria Group Limited, Hiltex Investment, and Agria Asia Investments are not subject to tax on their income or capital gains. In addition, no withholding tax on dividends or other distributions will be payable by an exempted company on its operations.

China Victory, Agria Overseas, Agria International, Golden Hero and Agria Hong Kong are subject to an applicable profits tax rate of 16.5% in Hong Kong.

PRC resident companies are subject to PRC income tax at a statutory rate of 25% on their respective taxable income.

NKY’s profit from seeds breeding and crop planting is fully exempted from Enterprise Income Tax. Its income from business other than seeds breeding and crop planting is subject to the normal PRC income tax rate of 25%.

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable. There are open statutes of limitations for taxing authorities to audit the New Zealand companies’ tax returns from 2010 to the current year. Where a non-resident company has voting interest in a company in New Zealand of 10% or greater, any fully imputed dividend is not liable for withholding tax. As a result, for the years ended June 30, 2015, 2014 and 2013, dividends from PGW were not subject to withholding tax. The Group has $1.8 million of imputation credits as of June 30, 2015 (2014: $4.5 million). This balance includes the third provisional tax installment made on July 28, 2015 in respect of the year ended June 30, 2015.

Australian resident companies are taxable on their taxable income at the rate of 30%.  Net capital gains derived by Australian resident companies are taxed at the 30% corporate rate. There are open statutes of limitations for taxing authorities to audit the Australian companies’ tax returns from 2009 to the current year.

Uruguayan businesses are taxed on taxable income sourced in Uruguay at the rate of 25%.  Capital gains derived by Uruguayan companies are taxed at the standard rate of corporate tax.  A capital duty at the rate of 1.5% is levied on the net worth of the entity. There are open statutes of limitations for taxing authorities to audit the Uruguayan companies’ tax returns from 2009 to the current year.

Deferred tax liabilities arising from undistributed earnings in China

The China Enterprise Income Tax Law also imposes a 10% withholding tax for dividends distributed by a foreign invested enterprise in the PRC to its immediate holding company outside China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Given that the undistributed profits of the Company's subsidiaries in China are intended to be retained in China for business development and expansion purposes, no withholding tax accrual has been made.

F-27

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Current tax expense
Current year	12,605	13,361	4,130
Adjustment for prior years	(426)	(3,676)	(2,509)
	12,179	9,685	1,621
Deferred tax expense
Origination and reversal of temporary differences	86	(1,453)	3,647
Effect of change in tax rates	-	-	229
Adjustments for prior years	302	(1,079)	(977)
	388	(2,532)	2,899
Income tax expense	12,567	7,153	4,520

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Profit/(loss) before tax	27,255	33,300	(194,874)
Tax (benefit) calculated at domestic tax rates applicable to profits in the respective countries	11,452	12,098	(28,306)
(Income)/expense not (recoverable)/deductible for tax	433	(1,319)	35,817
Effect of tax exemptions	(368)	(1,846)	(3,266)
Effect of tax law changes and recognition of outside basis differences	2	68	112
Changes in valuation allowance	1,233	2,412	5,203
Off-set of cumulative loss brought forward	(75)	(19)	(1,275)
Over provision in prior years	(153)	(4,755)	(3,101)
Others	43	514	(664)
	12,567	7,153	4,520

The weighted average applicable tax rate was 42% (2014: 36.3%, 2013: 14.5%). The increase from 2014 to 2015 was a result of adjustments made in 2014 for prior period taxes and non-assessable income, while year 2015 has no such adjustments. The increase from 2013 to 2014 was caused by impairment losses charged for the year ended June 30, 2014 from the Group’s subsidiaries in the countries with lower tax rates.

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Income tax recognized directly in equity
Income tax on changes in fair value of cash flow hedges	609	(223)	-
Deferred tax on movement of actuarial gain/(loss) on employee benefit plans	783	(1,190)	(1,432)
	1,392	(1,413)	(1,432)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	As of June 30,		As of June 30,		As of June 30,
	2015	2014	2015	2014	2015	2014
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Property, plant and equipment	-	-	(3,547)	(6,129)	(3,547)	(6,129)
Intangible assets	-	-	(493)	(98)	(493)	(98)
Employee benefits	6,570	8,319	-	-	6,570	8,319
Provisions	6,175	7,550	(969)	-	5,206	7,550
Other items	650	419	-	(403)	650	16
Tax assets / (liabilities)	13,395	16,288	(5,009)	(6,630)	8,386	9,658

Movement in deferred tax on temporary differences during the year

	Property, plant and equipment	Intangible assets	Employee benefits	Provisions	Other items	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Balance as of July 1, 2012	(2,821)	(1,247)	6,195	5,959	3,458	11,544
Recognized in profit or loss	(3,535)	62	3,601	10	(3,037)	(2,899)

Recognized in other comprehensive income	-	-	(1,432)	-	-	(1,432)
Exchange difference	248	(56)	(257)	(145)	280	70

Balance as of July 1, 2013	(6,108)	(1,241)	8,107	5,824	701	7,283

Recognized in profit or loss	746	1,240	376	908	(738)	2,532

Recognized in other comprehensive income	-	-	(1,190)	-	-	(1,190)
Exchange difference	(767)	(97)	1,026	818	53	1,033

Balance as of July 1, 2014	(6,129)	(98)	8,319	7,550	16	9,658
Recognized in profit or loss	1,385	(475)	(664)	(1,360)	726	(388)

Recognized in other comprehensive income	-	-	783	609	-	1,392
Exchange difference	1,197	80	(1,868)	(1,593)	(92)	(2,276)
Balance as of June 30, 2015	(3,547)	(493)	6,570	5,206	650	8,386

Unrecognized tax losses/Unrecognized temporary differences

The Group has unrecognized deferred tax assets of $8.5 million as of June 30, 2015 (2014: $10.2million) and does not have any unrecognized temporary differences (2014: nil). These unrecognized tax assets largely relate to carried forward and current year losses in Australian and China operations of the Group. As of June 30, 2015, the accumulated tax losses amounting to $13.4 million (2014: $11.8 million) will expire in five years. There is no expiry period for the other tax losses.

14.	Earnings/(Loss) Per Share

The calculation of the basic earnings per share is based on loss attributable to equity holders of $0.5 million (2014: profit of $5.9 million; 2013: loss of $137.2 million) and the weighted average number of 110,766,600 shares in issue (2014 and 2013: 110,766,600 shares) during the year.

The calculation of the diluted earnings per share for the year ended June 30, 2015 was based on loss attributable to equity holders of $0.5 million and 110,766,600 shares in issue during the year. All of the ordinary shares issuable upon exercising employee share options were not included in the calculation of dilutive loss per share because the effect of inclusion would be anti-dilutive.

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

Options to purchase 2,624,000 and 3,210,667 ordinary shares were exercisable as of June 30, 2015 and 2014, respectively.

15.	Cash and Cash Equivalents, and Bank Facilities

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
Cash and cash equivalents	9,886	13,958
	9,886	13,958
Short-term facilities:
Short-term facilities	(47,798)	(32,502)
Long-term facilities - current portion	(6,362)	(6,362)
	(54,160)	(38,864)
Long-term facilities
Long-term portion	(60,785)	(79,142)

	(105,059)	(104,048)

Bank facilities

The Group’s subsidiary, PGW, entered into a new syndicated facility agreement on December 20, 2013. This agreement was amended and restated on March 24, 2015 and continues to provide bank facilities of up to $119.7 million. PGW has granted a general security deed and mortgage over all its wholly-owned New Zealand and Australian assets to a security trust. These assets include the shares held in South American subsidiaries and associates. ANZ Bank New Zealand Limited acts as security trustee for the banking syndicate (ANZ Bank New Zealand Limited, Bank of New Zealand Limited and Westpac New Zealand Limited).

PGW bank facilities include:

-	Term debt facilities of $78.9 million maturing on August 1, 2018 with outstanding borrowings of $44.8 million as of June 30, 2015.
-	A working capital facility of up to $40.8 million maturing on August 1, 2018 with outstanding borrowings of $4.1 million as of June 30, 2015.

The syndicated facility agreement also allows the PGW, subject to certain conditions, to enter into additional facilities outside of PGW’s syndicated facility. The additional facilities are guaranteed by the security trust. These facilities amounted to approximately $19.0 million as of June 30, 2015 including:

-	Overdraft facilities of approximately $6.5 million
-	Guarantee and trade finance facilities of approximately $4.5 million
-	Standby letters of credit of $8.0 million to secure the current Uruguayan bank facilities outlined below.

The total outstanding borrowings under these facilities are $8.7 million as of June 30, 2015.

PGW also had current Uruguayan bank facilities amounting to approximately $26.1 million as of June 30, 2015 which were secured in part by the standby letters of credit outlined above. The loan borrowing was $26.1 million at June 30, 2015.

The Group’s subsidiary, Agria Group Limited, obtained a loan facility of approximately $22.3 million which will mature on May 29, 2018. The outstanding loan borrowing was $22.3 million as of June 30, 2015.

The Group’s subsidiary, NKY, obtained trade facilities of approximately $12.3 million and $3.3 million which will mature in 9 months and 12 months upon draw down, provided by two different banks. The loan borrowing was $8.9 million at June 30, 2015

The weighted average interest rates on short-term and long-term borrowings outstanding as of each balance sheet date were as follows.

	As of June 30,
	2015	2014
Short-term facilities	4.8%	4.6%
Long-term facilities	3.3%	3.2%

16.	Accounts Receivables, Prepayments and Other Current Assets

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
Accounts receivable	156,523	198,795
Less provision for doubtful debts	(5,155)	(5,649)
Net accounts receivable	151,368	193,146
Other receivables and prepayments	22,765	21,254
Other receivables from associate (Note 31)	-	2,500
	174,133	216,900

Analysis of movements in provision for doubtful debts are as follows:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Balance at beginning of year	(5,649)	(4,790)	(6,930)
Provision for doubtful collection	(663)	(981)	(368)
Write-offs	76	515	2,475
Exchange differences	1,081	(393)	33
Balance at end of year	(5,155)	(5,649)	(4,790)

The aging status of the accounts receivable at the reporting date are as follows:

	June 30, 2015		June 30, 2014
	Not impaired	Impaired	Not impaired	Impaired
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Not past due	132,885	-	166,219	-
Past due 1-30 days	12,744	148	18,209	392
Past due 31-60 days	1,473	103	3,641	476
Past due 61-90 days	2,408	1,906	3,615	1,306
Past due 90 plus days	1,858	2,998	1,462	3,475
Impairment	-	(5,155)	-	(5,649)
	151,368	-	193,146	-

17.	Inventories

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
Merchandise / finished goods	173,008	204,073
Raw materials and work in progress	11,332	13,799
Less provision for inventory write down	(5,459)	(5,689)
	178,881	212,183

During the year ended June 30, 2015, finished goods, work in progress, raw materials and consumables included in cost of sales in the Statement of Profit or Loss amounted to $637.2 million (2014: $704.9 million; 2013: $650.5 million) (see note 7).

During the year ended June 30, 2015, inventories written down to net realizable value amounted to $2.6 million (2014: $4.5 million, 2013: $4.0 million). The write-downs are included in cost of sales in the Statement of Profit or Loss. Consideration is given to factors such as age, germination levels and quality when assessing the net realizable value of seeds inventory.

18.	Biological Assets

Net movements in livestock over the period amounted to a decrease of $3.7 million including a fair value movement of $0.01 million recorded in the Statement of Profit or Loss in respect of biological assets (2014: fair value movement of $1.1 million,2013: fair value movement of $1.4 million). Biological assets are classified as level 2 in the fair value hierarchy.

As of June 30, 2015, livestock held for sale comprised 2,136 cattle, 12,719 sheep and 134 other (consisting of bulls) (2014: 4,235 cattle, 16,332 sheep and 151 other (consisting of bulls and deer). During the year, the Group sold 6,883 cattle, 51,790 sheep and 128 other (2014: 6,281 cattle, 46,619 sheep and 78 other).

19.	Financial Instruments

The table below sets out the Group’s classification of each class of financial assets and liabilities, and their fair values.

	Designated at fair value	Other amortized cost	Total carrying amount	Fair value
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2015
Assets
Cash and cash equivalents	-	9,886	9,886	9,886
Derivative financial instruments	1,547	-	1,547	1,547
Trade and other receivables	-	151,368	151,368	151,368
Other investments	4,852	3,789	8,641	8,641
Finance receivables	-	972	972	972
	6,399	166,015	172,414	172,414
Liabilities
Derivative financial instruments	3,567	-	3,567	3,567
Trade and other payables	-	197,840	197,840	197,840
Bank facilities	-	114,945	114,945	114,945
	3,567	312,785	316,352	316,352

As of June 30, 2014
Assets
Cash and cash equivalents	-	13,958	13,958	13,958
Derivative financial instruments	2,559	-	2,559	2,559
Trade and other receivables	-	196,900	196,900	196,900
Other investments	8,122	1,194	9,316	9,316
Finance receivables	-	3,116	3,116	3,116
	10,681	215,168	225,849	225,849
Liabilities
Bank overdraft
Derivative financial instruments	780	-	780	780
Trade and other payables	-	245,673	245,673	245,673
Amount due to related parties	-	2,241	2,241	2,241
Bank facilities	-	118,006	118,006	118,006
	780	365,920	366,700	366,700

The Group’s banking facilities are based on floating interest rates. Therefore, the fair value of the banking facilities equals the carrying value.

20.	Property, Plant and Equipment

	Land	Buildings	Plant and equipment	Capital works projects	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2013	11,002	23,206	72,317	1,895	108,420
Additions	10,628	16,069	6,232	365	33,294
Added as part of a business combination	-	-	142	-	142
Reclassification	-	1,632		(1,632)	-
Disposal and transfers to other asset classes	(202)	(1,457)	(1,961)	-	(3,620)
Exchange difference	1,946	3,226	7,187	183	12,542
Balance at June 30, 2014	23,374	42,676	83,917	811	150,778
Additions	1,812	241	4,955	7,031	14,039
Added as part of a business combination	-	-	84	-	84
Reclassification	-	-	82	(82)	-
Disposals and transfers to other asset classes	(599)	(823)	(1,091)	-	(2,513)
Exchange difference	(5,272)	(8,279)	(16,885)	(1,027)	(31,463)
Balance at June 30, 2015	19,315	33,815	71,062	6,733	130,925

Accumulated depreciation and impairment losses

Balance at July 1, 2013	-	3,129	34,045	-	37,174
Depreciation for the year	-	631	4,912	-	5,543
Depreciation recovered to cost of sales	-	-	1,028	-	1,028
Additions	-	145	555	-	700
Disposals and transfers to other asset classes	-	(171)	(2,109)	-	(2,280)
Exchange difference	-	317	3,693	-	4,010
Balance at June 30, 2014	-	4,051	42,124	-	46,175
Depreciation for the year	-	879	4,621	-	5,500
Depreciation recovered to cost of sales	-	-	991	-	991
Disposals and transfers to other asset classes	-	(154)	(828)	-	(982)
Exchange difference	-	(889)	(8,863)	-	(9,752)
Balance at June 30, 2015	-	3,887	38,045	-	41,932
Carrying amounts
At June 30, 2014	23,374	38,625	41,793	811	104,603
At June 30, 2015	19,315	29,928	33,017	6,733	88,993

21.	Other Investments

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
BioPacific Ventures Limited	4,851	8,122
Advances to associates	2,500	-
Sundry other investments including saleyards	1,290	1,194
	8,641	9,316

A fair value loss of $1.8 million was recorded in other comprehensive income for the BioPacific Ventures Limited investment in the year ended June 30, 2015 (2014: fair value loss of $0.8 million). The investment is classified as level 3 in the financial instruments (note 3). During the year ended June 30, 2015, the Group invested an additional $10.8 million as part of its investment commitment. The investment in BioPacificVentures has an anticipated total lifespan of 12 years.

Advances to associates is a loan to the South American associate entity, Fertimas S. A., previously disclosed as a current asset. This loan has been renewed until May 2017 and accordingly has been reclassed as a non current asset. Interest is payable on the balance and no provision for doubtful debts was recorded against the loan as of 30 June 2015 (2014: nil).

Sundry consists of sale yards investments, which do not have a market price in an active market and whose fair value cannot be reliably determined, are carried at cost.

22.	Intangible Assets

	Land use rights	Acquired technology	Software	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2013	59,791	5,696	12,285	77,772
Additions	42	909	3,523	4,474
Disposals	-	-	(1,637)	(1,637)
Exchange difference	6	125	1,686	1,817
Balance at June 30, 2014	59,839	6,730	15,857	82,426
Additions	93	737	1,926	2,756
Disposals		(392)		(392)
Exchange difference	(84)	(1,153)	(3,750)	(4,987)
Balance at June 30, 2015	59,848	5,922	14,033	79,803

Accumulated amortization and impairment

Balance at July 1, 2013	59,719	3,539	7,437	70,695
Amortization for the year	14	444	4,322	4,780
Elimination on disposals	-	-	(1,586)	(1,586)
Exchange difference	5	72	1,112	1,189
Balance at June 30, 2014	59,738	4,055	11,285	75,078
Amortization for the year	6	435	1,168	1,609
Elimination on disposals		(296)		(296)
Exchange difference	8	(856)	(2,639)	(3,487)
Balance at June 30, 2015	59,752	3,338	9,814	72,904

Carrying amounts
At June 30, 2014	101	2,675	4,572	7,348
At June 30, 2015	96	2,584	4,219	6,899

23.	Goodwill

	2015	2014
	(US$’000)	(US$’000)
Opening balance	3,278	3,264
Exchange difference	21	14
Closing balance	3,299	3,278

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to business segment. Goodwill is allocated to the Seed and Grain segment.

The recoverable amounts of CGUs are determined based on value-in-use calculations. The calculations use budget for the first year and cash flow projections based on financial forecasts prepared by management covering the remaining 4-year operating period. The key assumptions include revenue, cost of sales and operating expenses which were determined by management based on the past performance and its expectations on market development.

Based on the assessment test of goodwill, in the opinion of the Directors, no impairment against the Group’s goodwill as of June 30, 2015 is considered necessary.

24.	Accounts and Other Payables

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
Accounts payable	87,417	131,817
Loyalty reward programme	1,030	1,336
Deposits received in advance	2,245	3,703
Provisions (note i)	4,253	2,300
Accrued inventory purchases	26,008	27,513
Accrued royalty fees	3,084	3,977
Accrued rebates	5,539	5,149
Other accrued liabilities	16,021	15,671
Accrued lease obligations	2,263	2,831
Due to non-controlling interest (note ii)	25,761	24,743
Employee entitlements	14,359	19,263
Other liabilities	9,860	13,373
	197,840	251,676

Payable within 12 months	194,034	221,150
Payable beyond 12 months	3,806	30,526
	197,840	251,676

Note:

(i)	Provisions

Commerce Commission investigation

The Commerce Commission has undertaken an investigation in relation to allegations of price fixing by New Zealand livestock companies including the Group’s Livestock segment in respect of fees associated with the implementation of the National Animal Identification and Tracing Act 2012 requirements. The Commerce Commission has reached a view that the requirements of the Commerce Act 1996 have been breached and has filed proceedings seeking a pecuniary penalty from the Group. Included within accruals and other liabilities is a provision in respect of the estimated financial impact of the proceedings. The information required by IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed given that it could be expected to prejudice the outcome of the ongoing proceedings.

Silver Fern Farms supply contract

In June 2015 the Group announced that it had agreed with Silver Fern Farms (SFF) to terminate the supply contract entered into with SFF in 2009. The Group previously held a provision in respect of this contract which represented the anticipated costs to be borne under the contract over anticipated returns. The outstanding provision was released upon termination of the contract.

(ii)	Due to non-controlling interest

Represents a put option held by New Hope International (“New Hope”), a non-controlling interest. At initial recognition, the financial liability was recognized at the present value of its estimated exercise price with a corresponding debit to other reserves. Subsequently, the financial liability is being recorded at amortized cost using the effective interest rate method. As of June 30, 2015, the Group has made a prepayment of $12.9 million (2014: $11.9 million) to New Hope relating to this put option. Subsequent to June 30, 2015, an additional $6.0 million has been paid to New Hope.

Mr. Guanglin Lai, the chairman of the Company’s board, made a personal guarantee to the non-controlling interest for the Company’s payment obligation in the event that non-controlling exercises its put option. The Company agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee.

25.	Defined Benefit Liability

Defined Benefit Asset / Liability

	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
Present value of funded obligations	(49,064)	(59,789)
Fair value of plan assets	39,099	47,952
Total defined benefit liability	(9,965)	(11,837)

The Group makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. The two defined benefit plans are open by invitation, however the Group has not invited new members to the plans since June 1995 and November 2000 respectively. The Group does not intend to invite new members to the plan. The plan's retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

The Employment Benefits Plan assets consist of:	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2015	2014	2015	2014
Equities	76%	72%	76%	72%
Fixed interest	21%	24%	21%	24%
Cash	3%	4%	3%	4%
	100%	100%	100%	100%

Plan assets included PGW's ordinary shares of approximately $1.3 million (2014: $1.4 million).

Actuarial Assumptions:	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2015	2014	2015	2014
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	3.62%	4.42%	3.62%	4.42%
Future salary increases	3.00%	3.00%	0.00%	0.00%
Future pension increases	2.00%	2.00%	1.40%	1.40%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows:

	PGG Wrightson Employment Benefits Plan (Years)		Wrightson Retirement Plan (Years)
	2015	2014	2015	2014
Longevity at age 65 for current pensioners
Males	21	21	21	21
Females	24	24	24	24
Longevity at age 65 for current members aged 45
Males	24	24	24	24
Females	27	27	27	27

As of June 30, 2015, the weighted average duration of the defined benefit obligation was 8.8 years for the PGG Wrightson Employment Benefits Plan and 10.5 years for the Wrightson Retirement Plan.

Sensitivity Analysis

The sensitivity of the defined benefit obligation (DBO) to changes in the weighted principal assumption is:

	2015
	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption
	(US$’000)	(US$’000)
Change in assumption
Discount rate (0.50% movement)	1,005	(1,546)
Salary growth rate (0.50% movement)	(307)	263
Pension growth rate (0.25% movement)	(680)	237
Life expectancy (1 year movement)	(882)	931

	2015	2014	2013	2012	2011
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Historical information
Present value of the defined benefit obligation	49,064	59,789	56,244	59,764	57,128
Fair value of plan assets	(39,099)	(47,952)	(40,152)	(38,973)	(43,107)
Deficit in the plan	9,965	11,837	16,092	20,791	14,021

The Group expects to pay approximately $0.7 million (2015: $1.0 million) in contributions to defined benefit plans in 2016. Member contributions are expected to be approximately $0.7 million (2015: $1.0 million).

Movement in the liability for defined benefit obligations:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligation at July 1	59,789	56,244	59,764
Benefits paid by the plan	(4,107)	(3,912)	(5,223)
Current service costs	973	1,013	1,256
Interest costs	2,291	2,354	1,923
Member contributions	1,006	1,111	1,111
Actuarial (gains)/losses recognized in other comprehensive income arising from:
Gains from changes in financial assumptions	2,582	(4,118)	(4,371)
Experience (gains)/losses	214	(132)	3,080
Exchange difference	(13,684)	7,229	(1,296)
Liability for defined benefit obligation at June 30	49,064	59,789	56,244

Movement in plan assets:
Fair value of plan assets at July 1	47,952	40,152	38,973
Contributions paid into the plan	1,007	1,185	1,142
Member contributions	1,006	1,111	1,111
Benefits paid by the plan	(4,107)	(3,912)	(5,223)
Current service costs and interest	1,830	1,749	-
Actuarial gains/(losses) recognized in equity	-	-	4,233
Expected return on plan assets	2,351	2,239	948
Exchange difference	(10,940)	5,428	(1,032)
Fair value of plan assets at June 30	39,099	47,952	40,152

Expense recognized in profit or loss:
Current service costs	973	1,013	1,293
Interest	462	606	1,475
Expected return on plan assets	(2,351)	(2,239)	(948)
	(916)	(620)	1,820

Recognized in non-operating items - (gain)/loss	(1,923)	(1,806)	679
Recognized in Employee benefit expense	1,007	1,186	1,141
	(916)	(620)	1,820

Gains and losses recognized in equity:
Cumulative losses at July 1	(18,980)	(21,299)	(25,014)
Net profit and loss impact from current period costs	916	620	(1,820)
Recognized during the year	(2,796)	4,250	5,114
Exchange difference	(4,459)	(2,551)	421
Cumulative losses at June 30	(25,319)	(18,980)	(21,299)

26.	Share Capital and Share Premium

	Number of shares issued	Share Capital	Share Premium
		(US$’000)	(US$’000)

At June 30, 2014	110,766,600	-	160,971

At June 30, 2015	110,766,600	-	160,971

The authorized share capital of the Company is US$50,000 divided into 450,000,000,000 ordinary and 50,000,000,000 preferred shares with par value of US$0.0000001 per share.

27.	Statutory Reserves and Other Reserves

According to the Company Law of the PRC and the Articles of Association of individual subsidiaries in China, each of them in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2015, the balance of statutory reserves is provided from the profit after tax of NKY.

The statutory common reserve fund is not distributable except upon liquidation.

Other reserves consist of realized capital reserve, revaluation reserve, hedging reserve, defined benefit plan reserve and fair value reserve.

28.	Share-based Payment Reserves

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

 Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	June 30, 2015		June 30, 2014
	Average exercise price in $ per share option	Options (thousands)	Average exercise price in $ per share option	Options (thousands)
At 1 July	1.38	3,344	1.68	6,919
Granted	-	-	-	-
Forfeited	0.32	(700)	-	-
Exercised	-	-	-	-
Expired	0.23	(20)	1.91	(3,575)
At June 30	0.47	2,624	1.38	3,344

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant-vest	Expiry date - 1 July	Exercise price in $ per share option	Share options (thousands)
			2015	2014
2007-2010	2017	4.80	204	204
2007-2011	2017	4.80	200	200
2008-2012	2017	1.00	400	400
2009-2011	2017	0.92	200	200
2010-2013	2020	1.00	1,220	1,240
2010-2013	2020	1.00	-	700
2011-2014	2021	0.34	400	400
			2,624	3,344

29.	Commitments

(1) Operating lease commitments

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period of three years.

The Group leases office and computer equipment. Leases are typically for a period of three years.

The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis. During the year ended June 30, 2015, sublease revenue totaled approximately $0.9 million (2014:$0.8 million).

 Non-cancellable operating lease rentals are payable as follows:

F-39

	2015	2014
	(US$’000)	(US$’000)

Within one year	14,288	18,904
Between one and five years	22,186	33,387
Beyond five years	6,734	9,592
	43,208	61,883

(2) Commitments

	2015	2014
	(US$’000)	(US$’000)

Capital expenditure not provided for (note (i))	12,257	1,369
Commitments of investments (note (ii))	3,961	4,276
Contributions to Primary Growth Partnership (note (iii))	1,614	2,640
Purchase commitment (note (iv))	4,454	2,522
	22,286	10,807

Notes:

(i)	Capital expenditure not provided for

South American logistics centre

Included within capital expenditure not provided for is a commitment of $9.4 million in respect of contracted costs to complete the new logistics centre in Montevideo, South America.

(ii)	Commitment of investments

Investment in BioPacific Ventures

The Group has committed approximately $10.83 million to an international fund established for investment in food and agriculture life sciences. The Group's investment in BioPacific Ventures began in June 2005. The investment has an anticipated total lifespan of 12 years. At June 30, 2015, approximately $10.8 million has been drawn on the committed level of investment (2014: $10.5 million).

Investment in Beijing Zhongnong Seed Industry Co., Ltd.

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences ("CNAAS"), one of the largest agricultural research organizations in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest approximately $5.7 million (RMB35 million) (of which approximately $1.8 million (RMB11 million) has been paid as of June 30, 2015) for a 53.84% equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates.

(iii)	Contributions to Primary Growth Partnership

The Group announced on February 18, 2013 that it had completed the contracting process for the Primary Growth Partnership (PGP) programme with the Ministry of Primary Industries. The PGP programme is a Seed and Nutritional Technology Development Programme that aims to deliver innovative forages for New Zealand farms. As a result of entering into the partnership the Group is committed to contributions to the partnership of approximately $3.4 million over the six year life of the programme which ends on December 31, 2018. As of June 30, 2015, total contributions of approximately $1.8 million (2014: $0.8 million) have been made to the programme.

(iv)	Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2016, under all non-cancelable agreements are approximately $4.5 million (2014: $2.5 million).

 Except as disclosed, there are no material commitments.

30.	Contingent liabilities

	2015	2014
	(US$’000)	(US$’000)

Loyalty reward programme (note)	100	116
	100	116

Notes:

Loyalty Reward Programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded ASB Visa reward card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

31.	Related Party Transactions

(1)	The Company had the following related party transactions during the periods presented:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)

Purchase of corn seeds from:
Associate	-	-	580

Purchase of retail goods, sale of seed under production contracts and livestock transactions
Key management personnel	4,056	4,593	3,293

Collection of amounts due from:
Associate	28	1	351

Payment of amounts due to:
Associate	-	-	377

Loan to associate	4	77	742
Loan from shareholder	-	-	4,638
Repayment of loan from shareholder	-	-	2,922
Interest on loan from shareholder (note (ii))	209	214	285

A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Company during the reporting periods. The terms and conditions of these transactions with key management personnel and their related parties were determined to be no more favorable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

(2)	The Company had the following related party balances at the end of the following periods:

	June 30, 2015	June 30, 2014
	(US$’000)	(US$’000)

Amounts due from / prepayment to related parties:

Associates (note (i))	-	2,500

Amounts due to related parties:
Shareholder (note (ii))	2,446	2,241

 Notes:

(i)	Provision for doubtful debt of $1.1 million was provided as of June 30, 2015 (2014: $1.2 million) for the amounts due from associates. Bad debt expenses related to amounts due from associates recognized for the year ended June 30, 2015 was nil (2014: nil, 2013: $ 2.6 million).

(ii)	Loan from shareholder is unsecured and bears interest at 1% per month.

(iii)	Key management compensation during the periods presented:

	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Short-term employee benefits	7,061	3,977	3,437
Share-based payments	6	96	137
	7,067	4,073	3,574

Directors fees of $0.2 million incurred during the year ended June 30, 2015 (2014 and 2013: $0.2 million) were included in employee benefits expense.

32.	Principal Subsidiaries and Transactions with non-controlling interests

As of June 30, 2015, the Company's principal subsidiaries consisted of the following entities:

		% of effective ownership	% of ownership interests directly held by
Name	Place of Incorporation	interest held by the Group	Subsidiary	Non-controlling interests

Subsidiary directly held by the Company
Agria Group Limited (formerly known as Aero-Biotech Group Limited)	British Virgin Islands (“BVI”)	100%	-	-

Subsidiaries indirectly held by the Company
China Victory International Holdings Limited (“China Victory”)	Hong Kong	100%	100.00%	-
Aero Biotech Science & Technology Co., Ltd. (“Agria China”)	People’s Republic of China (“PRC”)	100%	100.00%	-
Agria Holdings (Shenzhen) Co., Ltd. (“Agria Shenzhen”) (formerly known as Agria Brother Biotech (Shenzhen) Co., Ltd.)	PRC	100%	100.00%	-
Agria Biotech Overseas Limited ("Agria Overseas")	Hong Kong	100%	100.00%	-
Agria Asia International Limited ("Agria International")	Hong Kong	100%	100.00%	-
Agria Hong Kong Limited ("Agria Hong Kong")	Hong Kong	100%	100.00%	-
Hiltex Investment Limited (“Hiltex Invstment”)	BVI	100%	100.00%
Golden Hero Co., Ltd. (“Golden Hero”)	Hong Kong	100%	100.00%
Agria Asia Investments Ltd. (“Agria Asia Investments”) (formerly known as Southrich Limited)	BVI	80.81%	80.81%	19.19%
Agria (Singapore) Pte. Ltd ("Agria Singapore")	Singapore	80.81%	100.00%	-
Agria Corporation (New Zealand) Ltd ("Agria New Zealand")	New Zealand	80.81%	100.00%	-
PGG Wrightson Limited ("PGW")	New Zealand	40.58%	50.22%	49.78%
PGW AgriTech Holdings Limited	New Zealand	40.58%	100.00%	-
PGW Rural Capital Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Real Estate Limited	New Zealand	40.58%	100.00%	-
Agriculture New Zealand Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Trustee Limited	New Zealand	40.58%	100.00%	-
PGW Corporate Trustee Limited	New Zealand	40.58%	100.00%	-
AgriServices South America Limited	New Zealand	40.58%	100.00%	-
PGW AgriServices Australia Pty Limited	Australia	40.58%	100.00%	-
PGG Wrightson Investments Limited	New Zealand	40.58%	100.00%	-
Bloch & Behrens Wool (NZ) Limited	New Zealand	40.58%	100.00%	-
PGW Agritrade Limited (formerly known as Agri-feeds Limited)	New Zealand	40.58%	100.00%	-
Ag Property Holdings Limited	New Zealand	40.58%	100.00%	-
PGW AgriTech New Zealand Limited	New Zealand	40.58%	100.00%	-
AgriTech South America Limited	New Zealand	40.58%	100.00%	-
PGW AgriTech Australia Pty Limited	Australia	40.58%	100.00%	-
PGG Wrightson Seeds Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Consortia Research Limited	New Zealand	40.58%	100.00%	-
Grasslands Innovation Limited	New Zealand	28.41%	70.00%	30.00%
Agricom Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Genomics Limited	New Zealand	40.58%	100.00%	-
Wrightson Seeds Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Seeds (Australia) Pty Limited	Australia	40.58%	100.00%	-
Agricom Australia Seeds Pty Limited	Australia	40.58%	100.00%	-
AGR Seeds Pty Limited (formerly known as Agricom Australia Pty Limited)	Australia	40.58%	100.00%	-
AW Seeds Pty Limited (formerly known as AusWest Seeds Pty Limited)	Australia	40.58%	100.00%	-
SP Seeds Pty Limited (formerly known as Stephen Pasture Seeds Pty Limited)	Australia	40.58%	100.00%	-
PGW AgriTech South America S.A.	Uruguay	40.58%	100.00%	-
Wrightson Pas S.A.	Uruguay	40.58%	100.00%	-
Juzay S.A.	Uruguay	40.58%	100.00%	-
Agrosan S.A.	Uruguay	40.58%	100.00%	-
Alfalfares S.R.L.	Argentina	40.58%	100.00%	-
NZ Ruralco Participacoes Ltda	Brazil	40.58%	100.00%	-
PGG Wrightson Uruguay Limited	Uruguay	40.58%	100.00%	-
Hunker S.A. (t/a Rural Centre)	Uruguay	40.58%	100.00%	-
Lanelle S.A. (t/a Riegoriental)	Uruguay	40.58%	100.00%	-
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay	20.70%	51.00%	49.00%
Kroslyn S.A. Limited	Uruguay	40.58%	100.00%	-
Escritorio Romualdo Rodriguez Ltda	Uruguay	40.58%	100.00%	-

As of June 30, 2015, the Company consolidates the following structured entities and their subsidiaries:

Name	Place of Incorporation	% of ownership interest indirectly held by Subsidiary		% of effective ownership interest held by the Company

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)	PRC	100%	(note)	100%
Agria NKY Seeds Co., Ltd. (“NKY”) (formerly known as Beijing NKY Seeding Development Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.)	PRC	100%	(note)	100%
Tianjin Beiao Seeds Technology Development Co., Ltd. (“Beiao”)	PRC	100%	(note)	100%
Wuwei NKY Seeds Co., Ltd.	PRC	100%	(note)	100%
Shanxi Jufeng Seeds Co., Ltd.	PRC	100%	(note)	100%
Zhuhai NKY Seeds Co., Ltd. (“Zhuhai NKY”)	PRC	100%	(note)	100%

Note:	As described in Note 1, the Company does not have legal ownership in equity of these subsidiaries. Nevertheless, under certain contractual agreements entered into with the registered owners of these subsidiaries, the Company and its other legally owned subsidiaries control these companies by way of controlling the voting rights, governing their financial and operating policies of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company and/or its other legally owned subsidiaries. As a result, they are presented as consolidated structured entities of the Company.

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

	PGW
	As of June 30,
	2015	2014
	(US$’000)	(US$’000)
Summarized financial position
Current assets	336,908	429,517
Current liabilities	(202,446)	(244,935)
Current net assets	134,462	184,582
Non-current assets	107,156	125,728
Non-current liabilities	(59,998)	(74,499)
Non-current net assets	47,158	51,229
Net assets	181,620	235,811

	PGW
	For the year ended June, 30
	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)
Summarized statement of profit or loss
Revenue	931,488	1,013,690	923,549

Profit (loss) for the year	25,301	35,322	(251,135)
Other comprehensive income	5,533	23,510	6,189
Total comprehensive income (loss)	30,834	58,832	(244,946)
Dividends paid to non-controlling interests	16,556	10,407	7,432

Summarized cash flows
Cash flows provided by operating activities	22,583	45,585	31,963
Cash flows (used in) provided by investing activities	(10,550)	(15,359)	2,115
Cash flows (used in) provided by financing activities	(15,183)	(25,614)	(42,302)
Net increase / (decrease) in cash and cash equivalents	(3,150)	4,612	(8,224)

33.	Subsequent Events

New loan facility

In July 2015, the Group’s subsidiary, Agria Group Limited, entered into a new loan agreement with a bank to grant the Group $6 million maturing in July 2019.

Acquisition of AgroCentro

On August 31, 2015 the Group acquired a fifty percent investment in Agimol Corporation S.A., the holding company for Agrocentro Uruguay. The transaction involves an upfront payment and a capped earn out component over the next three years based on the performance of the business. AgroCentro Uruguay is a rural servicing company that has four different business units consisting of retail and distribution of agricultural inputs, farming, logistics and consulting. During its last year AgroCentro Uruguay had revenues of $47.86 million and at the end of its last year had total assets of $21.56 million. This investment will be accounted for as an equity accounted investment in the next financial year and will fall within the Group's Seed and Grain business segment.

Acquisition of Grainland

On July 23, 2015 the Group announced that it has agreed to purchase the assets of Grainland Moree Pty Ltd (Grainland), an Australian seed business. Grainland is a seed production, cleaning and wholesale seed marketing business based in the North West New South Wales town of Moree.

Assets held for sale

Subsequent to June 30, 2015 the Group commenced marketing for the sale of six properties. The combined book value of these properties is $3.1 million.

Dividend

On August 10, 2015 the Directors of the Group’s subsidiary, PGG Wrightson Limited, resolved to pay a final dividend of NZ$2.0 cents per share on October 1, 2015 to shareholders on PGG Wrightson’s share register as of September 1, 2015. This dividend will be fully imputed.

2015 Share Incentive Plan

On September 9, 2015, the Board of Directors approved the Company to adopt the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors has authorized the issuance of up to 16,614,990 ordinary shares upon exercise of awards granted under the 2015 Plan. As of the date of this annual report, 11,076,660 restricted shares have been granted to our directors and executive officers and other individuals as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant.

