Form 20-F
period 2016-06-30
AGRIA CORP
filed 2016-09-20
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016.

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

12/F Phase 1 Austin Tower, 22-26A Austin Avenue
Tsim Sha Tsui, Kowloon, Hong Kong

(Address of principal executive offices)

John Fulton
Phone: +852 2619 0033
Email: john.fulton@agriacorp.com

12/F Phase 1 Austin Tower, 22-26A Austin Avenue

 Tsim Sha Tsui, Kowloon, Hong Kong

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing	New York Stock Exchange
two ordinary shares, par value $0.0000001
per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,766,600 ordinary shares, par value $0.0000001 per share, as of June 30, 2016.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2017 and any other future period to differ materially from those described in any forward-looking statements made by us:

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

PART I

ITEM 1.          Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2.          Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.          Key Information

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. The consolidated statements of profit or (loss) data for the years ended June 30, 2016, 2015 and 2014 and our consolidated financial position data as of June 30, 2016 and 2015 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods, and are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by International Accounting Standards Board, or IASB. We adopted IFRS effective as of and for the fiscal year ended June 30, 2014 by applying IFRS 1: First-Time Adoption of International Reporting Standards.

In accordance with rule amendments adopted by the SEC, we have not provided a reconciliation to U.S. GAAP. Further, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, financial and operating data as of and for the two years ended June 30, 2013 and 2012 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

Commencing with the fiscal year ended June 30, 2014, we changed the presentation currency of our consolidated financial statements from the Renminbi to the US dollar. We believe that the US dollar is more appropriate than Renminbi for presenting our performance and financial position, due to the global nature of our operations, the worldwide recognition of the US dollar, and the greater ease in making direct comparisons with industry peers and other US-listed companies. We have evolved from historically a China-based company into a group with global reach. We have a presence in various markets, including New Zealand, Australia, Uruguay, Brazil and Argentina, as well as exposure to customers in over forty countries across every continent through our international trading and seed multiplication businesses. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into US dollars in this annual report. As a result, all financial information contained herein is expressed in US dollars, unless otherwise stated.

Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our consolidated financial statements as of and for the years ended June 30, 2016, 2015 and 2014 have been audited by GHP Horwath, P.C., or GHP Horwath, an independent registered public accounting firm.

	For the Year Ended June 30,
	2016	2015	2014
	$	$	$
	(In thousands, except per share data)
Consolidated Statements of Profit or Loss Data:
Revenue	807,679	944,714	1,023,571
Cost of sales	(585,312)	(693,804)	(764,995)
Gross profit	222,367	250,910	258,576
Other income	547	312	237
Operating expenses:
Employee benefits expenses	(113,255)	(121,415)	(126,086)
Research and development	(3,496)	(3,479)	(4,411)
Depreciation and amortization	(6,824)	(6,680)	(9,929)
Other operating expenses	(72,878)	(78,306)	(83,735)
Total operating expenses	(196,453)	(209,880)	(224,161)
Equity accounted earnings/(loss) of investees	(164)	140	2,094
Operating profit	26,297	41,482	36,746
Non-operating items	(532)	(1,891)	4,750
Fair value adjustments	(155)	(18)	1,089
Profit before interest and tax	25,610	39,573	42,585
Net interest and finance costs	(13,317)	(12,318)	(9,285)
Profit before tax	12,293	27,255	33,300
Income tax	(5,866)	(12,567)	(7,153)
Profit for the year	6,427	14,688	26,147

Attributable to:
Equity holders of the Company	(9,230)	(451)	5,896
Non-controlling interests	15,657	15,139	20,251
	6,427	14,688	26,147

Earnings/(loss) per ordinary share:
Basic	(0.08)	(0.00)	0.05
Diluted	(0.08)	(0.00)	0.05

Weighted average number of ordinary shares outstanding:
Basic	110,766,600	110,766,600	110,766,600
Diluted	110,766,600	110,766,600	110,891,096

The following table presents a summary of our consolidated financial position data as of June 30, 2016, 2015 and 2014:

	As of June 30,
	2016	2015	2014
	$	$	$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	8,332	9,886	13,958
Accounts receivable	155,078	151,368	193,146
Total assets	547,106	498,889	603,040
Total current liabilities	271,780	255,470	265,719
Share capital	-	-	-
Total equity attributable to equity holders of the Company	49,437	56,601	75,286
Non-controlling interests	120,147	110,916	140,526
Total equity	169,584	167,517	215,812

A fully imputed 2016 interim dividend of NZ$1.75 cents per share of PGW was paid on April 5, 2016 and a fully imputed 2015 final dividend of NZ$2.0 cents per share of PGW was paid on October 1, 2015. A fully imputed 2015 interim dividend of NZ$2.0 cents per share of PGW was paid on April 8, 2015 and a fully imputed 2014 final dividend of NZ$3.5 cents per share of PGW was paid on October 3, 2014.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We face risks related to PGW’s business and operations that may adversely affect our results of operations and financial condition.

A substantial portion of our revenues have been, and we expect will continue to be, derived from PGW, and therefore our revenues have been and will continue to be directly tied to the business and operations of PGW. PGW is New Zealand’s leading provider of agricultural products and services and its business is spread across the agriculture, livestock, merchandising, insurance, real estate, irrigation and water and financial services sectors, all of which may be subject to various risks and factors beyond our control. If PGW’s business and operations are not as successful as we expect or its revenues do not reach levels that we expected when we acquired our shareholding in it, our results of operations and financial condition may be materially and adversely affected.

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

We have adopted two share incentive plans and granted share options and restricted shares under those plans. We are required to account for share-based compensation in accordance with IFRS 2: “Share-based Payment”, under which the fair value of the employee services received in exchange for the grant of the awards is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the awards granted, excluding the impact of any services and non-market performance vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives, and our net income could be adversely affected.

Fluctuation in the value of various currencies may materially adversely affect your investment.

The value of the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.

Our consolidated financial statements are expressed in US dollars, which is our reporting currency. Most of the revenues and expenses of PGW and dividends that we receive from PGW are denominated in the New Zealand dollar. Meanwhile, our functional currency and the functional currency of certain of our various other subsidiaries, is the US dollar. To the extent that we need to convert New Zealand dollars into US dollars for our operations, appreciation of the US dollar against the New Zealand dollar would adversely affect the US dollar amount we receive from the conversion. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.

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

Risks Related to the ADSs

The trading price of our ADSs has been and continues to be highly volatile.

The trading price of our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcement of securities law class action lawsuits against us and/or our directors and officers;

•	delays in our periodic earnings announcements;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our half yearly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our seeds;

•	additions to or departures of our executive officers and key personnel;

•	fluctuations in the exchange rates between the US dollar and the New Zealand dollar; and

•	sales or anticipated sales of additional ADSs.

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

Based on the market price of our ADSs and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2016. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are or were a PFIC during any taxable year during which a U.S. Holder holds ADSs or ordinary shares, as we were in certain previous taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

As of August 31, 2016, our principal shareholder, Mr. Guanglin Lai, beneficially owned 48.25% of our total outstanding shares. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

Our ADSs are currently listed on the New York Stock Exchange. The New York Stock Exchange has minimum requirements that a company must meet in order to remain listed on the New York Stock Exchange. These requirements include maintaining a minimum average closing price of $1.00 per ADS over a period of consecutive 30 trading days, a minimum market capitalization of $50 million over a consecutive 30 trading days and a minimum stockholders’ equity of $50 million. We previously fell below NYSE minimum average closing price requirements in July 2011 and June 2012 and regained compliance in October 2011 and April 2013, respectively. As of September 19, 2016, we were below the NYSE requirements for minimum average closing price, minimum market capitalization and minimum stockholders’ equity. We may not be able to regain compliance with these requirements and we may fall below other NYSE minimum requirements in the future. If our ADSs are delisted as a result of our failure to comply with any of the New York Stock Exchange’s minimum listing requirements, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

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

•	Seed and Grain. This business segment is engaged in research and development, production, and sale of seed products, including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

•	Crop Protection, Nutrients and Merchandise. This business segment operates an extensive chain of retail stores that supply farm input materials, including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

•	Rural Services. This business segment offers a variety of services critical to the agricultural economy, including:

•	Livestock. Livestock agents for sheep, beef, dairy, and deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;

•	Wool. Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing a comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing; and a wool export business;

•	Irrigation and Water. Design, construction, installation and servicing of irrigation and water systems;

•	Real Estate. Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and

•	Insurance. Insurance brokerage providing a range of market-leading insurance products.

Our total revenues decreased from $1,023.6 million in the year ended June 30, 2014 to $944.7 million in the year ended June 30, 2015, and decreased to $807.7 million in the year ended June 30, 2016. We recorded a net profit of $26.1 million in the year ended June 30, 2014, a net profit of $14.7 million in the year ended June 30, 2015 and a net profit of $6.4 million in the year ended June 30, 2016.

Our revenues by segment and by geographical location are shown as follows:

	For the Year Ended June 30,
	2016		2015		2014
	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue
Seed & Grain	284.3	35	323.5	34	385.0	37
Crop Protection, Nutrients & Merchandise	327.7	41	384.7	41	406.3	40
Rural Services	195.7	24	236.5	25	232.3	23
Total	807.7	100	944.7	100	1,023.6	100

	For the Year Ended June 30,
	2016		2015		2014
	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue	Revenue ($ millions)	% of Total Revenue
New Zealand	655.8	81	785.7	84	851.7	83
Australia	57.7	7	59.5	6	69.9	7
South America	78.8	10	86.3	9	92.1	9
China	15.4	2	13.2	1	9.9	1
Total	807.7	100	944.7	100	1,023.6	100

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

Rural Services

Livestock

Our livestock business comprises New Zealand’s largest group of livestock representatives (approximately 251 in total) managing a variety of relationships between farmers, meat processors, livestock exporters and stud-stock breeders and buyers. Our livestock representatives also facilitate the buying and selling of livestock on behalf of clients (at auction, privately on-farm, online or directly to meat processors), and provide advice in relation to livestock genetics, stocking and animal evaluation, valuation and selling and buying strategies.

Real Estate

We operate a national rural real estate business conducted through a team of sales representatives with specialized knowledge of the rural property market.

Irrigation and Water

Irrigation and water is an integrated irrigation business including system design, construction and service with a primary focus on the design and installation of “turnkey” irrigation and water projects for arable, pastoral and dairy platforms.

Wool

We are New Zealand’s principal nationwide wool broker and the world’s largest supplier of crossbred wools. We handle and market all types of wool using a variety of sales methods, including auction, private sale and forward contracts.

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

Other Rural Services

Other rural services operated by us include regional administration, finance commission and other related activities.

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

As of June 30, 2016, through our research and development, acquisitions and licensing arrangements, we hold the rights to:

•	over two hundred proprietary forage varieties (grass, clover, herb, forage cereal and brassica);

•	five patented forage novel endophyte strains;

•	several proprietary turf grass cultivars and Avanex® Unique Endophyte Technology;

•	sixteen proprietary edible corn seed varieties;

•	twenty proprietary field corn seed varieties;

•	dozens of proprietary cereal grain varieties (wheat and barley);

•	several proprietary summer and annual crops (sunflower, sorghum); and

•	several proprietary and branded seed coating technologies.

We have established more than 40 testing sites for the selection and evaluation of new varieties. These sites are based in multiple regions across over ten different countries covering all the major markets and different climatic zones.

Investments and Strategic Partnerships

•	In February 2013, PGW completed the contracting process for a Primary Growth Partnership program, or PGP Program, with the New Zealand Ministry for Primary Industries, or MPI. PGG Wrightson Seeds is spearheading the PGP Program with Grasslanz Technology Limited, a New Zealand government-owned company engaged in science and research, to deliver innovative forages for New Zealand farms. The PGP Program is valued at NZ$14.6 million, with government PGP funding contributing NZ$7.15 million over six years. The seed and nutritional technology development PGP Program aims to develop new technologies that improve animal productivity and animal health, while overcoming adverse environmental impact.

•	In May 2013, we renewed our ten year cooperation agreement with the BAAFS to cooperate in the cultivation, demonstration, promotion and commercialisation of new strains of edible corn seeds. We signed our first five year cooperation agreement with BAAFS in 2008. Under this renewal agreement, BAAFS will continue to provide technology and research support for us in developing and breeding new strains of edible corn seeds through to 2022.

•	In November 2013, we entered into an agreement to establish the China National (Yangling) Plant Variety Rights Trading Center (the Center). The Center will be an institution sponsored by the PRC Ministry of Agriculture in order to promote research and commerce in crop plant varieties that can thrive in the vast regions of dry land in China.

•	In May 2015, we established a partnership platform with Lincoln University in New Zealand, or the Agria-Lincoln Partnership Platform, for the purpose of collaboration in research and innovation, development, training and education between the two parties. The initial focus of co-operation of the Agria-Lincoln Partnership Platform will be the promotion of research and development and commercialisation of New Zealand’s sustainable agriculture industry, as well as the promotion of educational exchange between China and New Zealand. Accordingly, the co-operation is expected to include, among other things:

•	research, development and innovation activities between the parties;

•	education certification at the Masters and PhD levels, including structured PhD programs;

•	vocational and technical training courses (for example farm management and sustainable agriculture management and practices); and

•	consultancy services and industrial support.

The Agria-Lincoln Partnership Platform will be effective for 10 years, at which time it will be subject to review by both parties.

•	In May 2015, we established a five year cooperation agreement with the city government of Guiyang, the capital of Guizhou Province in China, to modernize agricultural production in the area. With the support of the Guiyang government, we will take active measures to implement modernized agricultural technology to Guiyang with the goal of contributing to Guiyang’s agricultural modernization efforts as well as its overall economic development. Under the cooperation agreement, the two parties intend to cooperate on a number of development and modernization initiatives in and around Guiyang.

•	In August 2015, an investment was made in Agimol Corporation S.A. (AgroCentro Uruguay). AgroCentro Uruguay is a rural servicing business. Its business units comprise the retail and distribution of agricultural inputs, farming, logistics and consulting.

•	In fiscal 2016, a distribution of $6.3 million was received from the investment held in the BioPacificVentures investment fund.

Seasonality of Operations

We are subject to significant seasonal fluctuations. In particular, our crop protection, nutrients and merchandise business is weighted towards the first half of our fiscal year as demand for New Zealand farming inputs are generally weighted towards the spring season. Seeds and livestock revenues are significantly weighted to the second half of our fiscal year. The seasonality of seeds revenue reflects the fact that we operate in geographical zones that suit autumn harvesting and sowing. The seasonality of livestock revenue reflects the fact that New Zealand generally has spring calving and lambing, resulting in more livestock trading in the second half of the fiscal year in order for farmers to maximize their income. Other business units have similar but less material cycles. We recognize that this seasonality is the nature of our industry and we plan and manage our business accordingly.

Structure of Our Investment in PGW

In October 2009, we entered into agreements to invest in and form a strategic partnership with PGW. Between November 2009 and December 2009, through equity purchases and participation in a rights issue, we invested a total of NZ$83.9 million and acquired a 19.01% stake in PGW at the price of NZ$0.59 per share. This stake was held by Agria Singapore, a wholly owned subsidiary of Agria Asia Investments, which in turn is our 100% owned subsidiary.

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

In June 2011, we entered a new shareholders agreement with New Hope International. Under this agreement, we granted New Hope International the rights of first offer in the event that we propose to transfer all or part of its shares in Agria Asia Investments, as well as the tag-along rights in the event that Agria Group proposes to transfer all or part of its shares in Agria Asia Investments. Furthermore, New Hope International has the right to sell its shares in Agria Asia Investments to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. Under the supplemental agreement, Agria Group agreed to provide a guarantee to New Hope International for a minimal level of dividends to be distributed by Agria Asia Investments to New Hope International. If Agria Group makes any payment to New Hope International under that guarantee, New Hope International will remit such payment to Agria Group once cumulative dividends distributed by Agria Asia Investments to New Hope International exceeds the minimal guaranteed level. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Agria Group pledged its shares in Agria Asia Investments to New Hope International and Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee. The implementation of the shareholders agreement with New Hope International in respect of the exercise of the transfer of all or part of its shares to Agria Group is subject to approvals under New Zealand law, including consent from the New Zealand Overseas Investment Office.

As of June 30, 2016, Agria Group has made by way of prepayment an aggregate sum of $25.8 million to the New Hope International for transfer of all of its shares, or approximately 11.95% interest in Agria Asia Investments, the completion of which is conditional upon and subject to the requisite approvals under New Zealand law as aforesaid including consent being obtained from the New Zealand Overseas Investment Office.

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

Regulation

We derive a substantial majority of our revenues in New Zealand. We are subject to a number of regulations in New Zealand related to its agricultural operations, including the following:

•	Agricultural Compounds and Veterinary Medicines Act 1997. The New Zealand Food Safety Authority administers the Agricultural Compounds and Veterinary Medicines Act. The scope of this Act includes regulatory control of agricultural compounds (veterinary medicines and plant compounds), and their importation, manufacture, sale and use. This Act regulates all animal health products sold by us.

•	Animal Products Act 1999. MPI administers the Animal Products Act and the Animal Products (Ancillary and Transitional Provisions) Act and various regulations made under these Acts. They regulate the production and processing of animal material and animal products traded and used in New Zealand, or exported from New Zealand, to manage associated risks and facilitate overseas market access. The Animal Products Act requires all animal products traded and used to be “fit for intended purpose”. This means they must meet New Zealand animal product standards. These Acts impact the products that we sell for animal consumption and use on animals.

•	Animal Welfare Act 1999. The Animal Welfare Act relates to the welfare of animals and the prevention of their ill treatment, and provides for the development and issue of codes of welfare. This Act applies to our livestock operations.

•	Biosecurity Act 1993. The MPI administers the Biosecurity Act, which provides a legal basis for excluding, eradicating and effectively managing pests and unwanted organisms. Its power can be widely used by the MPI, other government agencies, regional councils and pest management agencies. It is an enabling tool that provides a range of functions, powers and options for the management of risk organisms. This Act regulates our operations at sale yards and livestock movements.

•	Food Acts 1981 and 2014. The Food Act 2014 came into force on 1 March 2016. It applies to all new food businesses from that date but existing food businesses will transition between 2016 and 2019. The Food Act 2014 aims to give food businesses the tools to manage food safety themselves based on the level of risk associated with the kinds of food produced. We have obligations under the Food Acts 1981 and 2014 as it will be under the new law in relation to components of food that we sells.

•	National Animal Identification and Tracing Act 2012, or NAIT Act. The NAIT Act sets up the NAIT scheme which links people, property and livestock in New Zealand. Under the scheme, cattle and deer are traced using NAIT approved radio frequency identification device ear tags. Once tagged, these animals are registered in a national database and the details recorded include the animal’s location, movements in the animal’s life, and contact details for the person in charge of that animal. This provides traceability for individual animals, to enhance New Zealand’s ability to respond quickly if there is a biosecurity incursion such as a disease outbreak. We have detailed obligations in relation to livestock we transact under this Act.

•	Wine Act 2003. The Wine Act establishes an integrated regime for the production and export of wine. The objectives of the Wine Act include setting standards for identity, truthfulness in labeling, and safety of wine, and minimizing and managing risks to human health arising from the making of wine and ensuring compliance with wine standards. We have obligations under the Wine Act in relation to components of wine that we sell.

•	Auctioneers Act 2014. This sets out what information a person needs to provide to become registered as an auctioneer. The new registration system is administered by the Ministry of Business, Innovation and Employment. It replaces the licensing system administered by the Ministry of Justice under the Auctioneers Act 1928 and the Auctioneers Regulations 1958. We are registered under the new Act.

•	Health and Safety at Work Act 2015. The Health and Safety at Work Act 2015 came into force on April 4, 2016. The Act establishes a balanced framework to secure the health and safety of workers and workplaces in New Zealand. It replaces the previous Health & Safety in Employment Act. It follows the principle that workers and other persons should be given the highest level of protection against harm to their health, safety and welfare from hazards and risks arising from work or from specified types of plant as is reasonably practicable.

Our subsidiary, PGW, a New Zealand listed company, is also subject to various other New Zealand rules and regulations applicable to listed companies in New Zealand and the rules and regulations of the other markets where it operates, namely Australia and South America.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2016:

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

We conduct our business in China through contractual agreements with our consolidated structured entities, Shenzhen Zhongguan Agriculture Group Co., Ltd, or Zhongguan, Shenzhen NKY Seeds Co., Ltd., or Shenzhen NKY, and Shenzhen PGW Seeds Co., Ltd., or Shenzhen PGW Seeds, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with our consolidated structured entities and their individual shareholders enable us to:

•	exercise effective control over our consolidated structured entities;

•	receive substantially all of the earnings and other economic benefits from our consolidated structured entities to the extent permissible under PRC law in consideration for the services provided by Agria Holdings (Shenzhen) Co., Ltd., or Agria Shenzhen; and

•	have an exclusive option to purchase all or part of the equity interests of our consolidated structured entities in each case when and to the extent permitted by PRC law.

In addition, the individual shareholders of our consolidated structured entities have executed letters of undertaking to remit all of the dividends and other distributions received from our consolidated structured entities to Agria Shenzhen subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. We will require every person who holds the equity interests in our consolidated structured entities at any time to enter into agreements with us on terms substantially similar as the existing contractual agreements between us and the current shareholders of our consolidated structured entities. We have the legal obligation to provide funding for all losses incurred by our consolidated structured entities.

D. Property, Plant and Equipment

We have several sale yards and wool stores in New Zealand for our Rural Services division and storage and processing facilities in New Zealand, Australia and Uruguay for our Seed and Grain division. In fiscal 2016, we completed construction of a logistics center in Uruguay and grain drying facilities in Gisborne, New Zealand. In addition, we realized $13.3 million through a property divestment program during fiscal 2016.

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

	For the Year Ended June 30,
	2016		2015		2014
	$’000	% of Revenue	$’000	% of Revenue	$’000	% of Revenue
Revenue	807,679	100	944,714	100.0	1,023,571	100.0
Cost of sales	(585,312)	(72.5)	(693,804)	(73.4)	(764,995)	(74.7)
Gross profit	222,367	27.5	250,910	26.6	258,576	25.3
Other income	547	-	312	-	237	-
Operating expenses:
Employee benefits expense	(113,255)	(14.0)	(121,415)	(12.9)	(126,086)	(12.3)
Research and development	(3,496)	(0.4)	(3,479)	(0.3)	(4,411)	(0.4)
Depreciation and amortization	(6,824)	(0.8)	(6,680)	(0.7)	(9,929)	(1.0)
Other operating expenses	(72,878)	(9.0)	(78,306)	(8.3)	(83,735)	(8.2)
Total operating expenses	(196,453)	(24.2)	(209,880)	(22.2)	(224,161)	(21.9)
Equity accounted earnings/(loss) of investees	(164)	-	140	-	2,094	0.2
Operating profit	26,297	3.3	41,482	4.4	36,746	3.6
Non-operating items	(532)	(0.1)	(1,891)	(0.2)	4,750	0.5
Fair value adjustments	(155)	-	(18)	-	1,089	0.1
Profit before interest and tax	25,610	3.2	39,573	4.2	42,585	4.2
Net interest and finance costs	(13,317)	(1.7)	(12,318)	(1.3)	(9,285)	(0.9)
Interest income	74	-	407	0	1,591	0.1
Interest expense	(12,885)	(1.6)	(10,415)	(1.1)	(11,161)	(1.1)
Derivatives not in qualifying hedge relationships	1,515	0.2	(1,855)	(0.2)	2,680	0.3
Exchange loss	(2,021)	(0.3)	(455)	-	(2,395)	(0.2)
Profit before tax	12,293	1.5	27,255	2.9	33,300	3.3
Income tax	(5,866)	(0.7)	(12,567)	(1.3)	(7,153)	(0.7)
Profit for the year	6,427	0.8	14,688	1.6	26,147	2.6

Attributable to:
Equity holders of the Company	(9,230)	(1.1)	(451)	-	5,896	0.6
Non-controlling interests	15,657	1.9	15,139	1.6	20,251	2.0
	6,427	0.8	14,688	1.6	26,147	2.6

Revenue

Our revenue decreased from $1,023.6 million in the year ended June 30, 2014 to $944.7 million in the year ended June 30, 2015, and decreased to $807.7 million in the year ended June 30, 2016, mainly due to the New Zealand dollar depreciating against the US dollar over those respective periods.

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

Cost of Sales

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

Our depreciation and amortization expenses primarily consist of depreciation of property, plant and equipment and amortization of land use rights, trademarks, patents and rights, and software.

Our other operating expenses primarily consist of selling and general and administrative expenses, including provisions for bad debts, rental and operating lease costs, travel, professional fees and other expenses associated with our corporate and administrative activities as well as advertising in magazines, promotion expenses and other marketing related expenses.

Options to purchase a total of 2,404,000 ordinary shares granted to our officers, directors and employees remain outstanding as of June 30, 2016. During the year ended June 30, 2016, 11,076,660 restricted shares were granted to our directors and executive officers and other individuals as a group. The total of restricted shares that vested during the year ended June 30, 2016 was 2,769,165 shares.

We determine share-based compensation expense based on the fair value of the options or restricted shares as of the date of grant and amortize such expenses over the vesting period of the options or restricted shares. A change in the amount of share-based compensation expense will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 2,404,000 ordinary shares that have been granted to our officers, directors and employees and that remain outstanding as of June 30, 2016, the total share-based compensation expense has been fully recognized as of June 30, 2016.

The total fair value of the restricted shares granted was $5.7 million, which will be amortized as stock-based compensation expense over a thirty-six month vesting period. Amortization expense recognized during the year ended June 30, 2016 for these restricted shares was $1.5 million.

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

Singapore Tax

Agria Singapore Pte. Ltd. is subject to income tax rate of 17%.

Hong Kong Tax

China Victory International Holdings Limited, or China Victory, Agria Biotech Overseas Limited, or Agria Overseas, Agria Asia International Limited, or Agria International, Golden Hero International Co., Ltd., or Golden Hero, and Agria Hong Kong Limited, or Agria Hong Kong, are subject to an applicable profits tax rate of 16.5% in Hong Kong.

PRC Enterprise Income Tax

Aero Biotech Science & Technology Co., Ltd., or Agria China, Agria Shenzhen and Zhongguan are all subject to enterprise income tax at a rate of 25%.

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

Results of Operations

Year ended June 30, 2016 compared to year ended June 30, 2015

Revenue

Our revenue decreased by 14.5% from $944.7 million in the year ended June 30, 2015 to $807.7 million in the year ended June 30, 2016.

Seed and grain revenue decreased by 12% from $323.5 million in fiscal year 2015 to $284.3 million in fiscal year 2016, primarily due to the depreciation of New Zealand Dollar against US Dollar by 13% year over year.

Crop protection, nutrients and merchandise revenue decreased by 15% from $384.7 million in fiscal year 2015 to $327.7 million in fiscal year 2016, primarily due to the depreciation of New Zealand Dollar against US Dollar by 13% year over year. Other than the exchange rate effect, revenue was down 2%, which reflected cautious spending by New Zealand farmers, as they reacted to lower dairy prices.

Rural services revenue decreased by 17% from $236.5 million in fiscal year 2015 to $195.7 million in fiscal year 2016. Other than depreciation of the New Zealand Dollar against the US Dollar by 13%, revenue was down 4% due to reduced livestock export activity within the Livestock business this year.

Cost of Sales and Gross Profit

Our cost of sales decreased by 15.6% from $693.8 million in fiscal year 2015 to $585.3 million in fiscal year 2016, in line with the decrease in revenue. Our gross profit margin increased from 26.6% in fiscal year 2015 to 27.5% in fiscal year 2016.

Other Income

Other income increased slightly from $0.3 million in fiscal year 2015 to $0.5 million in fiscal year 2016.

Employee Benefits Expense

Employee benefits expense decreased by 6.7% from $121.4 million in fiscal year 2015 to $113.3 million in fiscal year 2016, which was primarily due to the effect of the exchange rate difference of 12%, offset by an increase of 5%, or $5 million of employee benefits at PGW following an increase in employee numbers and restricted shares amortization expense of $1.5 million at Agria.

Research and Development

Research and development expense remained flat at $3.5 million in both fiscal year 2015 and fiscal year 2016, primarily as a result of the effect of the exchange rate difference of 14%, offset by an increase of $0.2 million of additional costs incurred at PGW and $0.3 million at Agria.

Depreciation and Amortization

Depreciation and amortization expenses increased by 1.5% from $6.7 million in fiscal year 2015 to $6.8 million in fiscal year 2016, primarily as a result of the effect of the exchange rate difference of 14%, offset by an increase of $0.2 million at Agria and $0.8 million at PGW due to increased additions of tangible and intangible assets.

Other Operating Expenses

Other operating expenses decreased by 6.9% from $78.3 million in fiscal year 2015 to $72.9 million in fiscal year 2016, primarily due to the foreign currency exchange rate variance noted above.

Equity Accounted Earnings/(Loss) of Investees

Equity accounted earnings/(loss) of investees resulted in loss of $0.2 million in fiscal year 2016, compared to income of $0.1 million in fiscal year 2015.

Operating Profit

As a result of the foregoing factors, operating profit decreased by 36.6% from $41.5 million in fiscal year 2015 to $26.3 million in fiscal year 2016.

Non-operating Items

Non-operating items resulted in net expenses of $0.5 million in fiscal year 2016, which included gains on sales of properties offset by a loss on the defined benefit plan, compared to net expenses $1.9 million in fiscal year 2015, which included an accrual estimate for the Commerce Commission investigation offset by a gain on the defined benefit plan.

Fair Value Adjustments

Fair value adjustments resulted in a loss of $0.2 million in fiscal year 2016, compared to a loss of $0.02 million in fiscal year 2015, which was primarily due to fair value adjustments on assets held for sale and biological assets.

Net Interest and Finance Costs

Our net interest and finance costs increased from $12.3 million in fiscal year 2015 to $13.3 million in fiscal year 2016, primarily due to the impact of effective interest recorded on expected earn-out payments related to the acquisition of Agrocentro Uruguay.

Profit before Tax

As a result of the foregoing factors, we had profit before tax of $12.3 million in fiscal year 2016, compared to profit before tax of $27.3 million in fiscal year 2015.

Income Tax

Our income tax expense decreased from $12.6 million in fiscal year 2015 to $5.9 million in fiscal year 2016 primarily due to the 53% decrease in profit before tax between periods. The decrease in income tax expense was also impacted by items specific to PGW operations such as non-taxable gains recorded on the sale of properties, and the recognition of previously unrecognized tax losses.

Profit for the Year

As a result of the foregoing factors, we had profit for the year of $6.4 million in fiscal year 2016, compared to profit for the year of $14.7 million in fiscal year 2015.

Profit Attributable to Non-controlling Interests

Of the $6.4 million profit for fiscal year 2016, $15.7 million was attributable to non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 19.19% of Agria Asia Investments not owned by Agria Group. Of the $14.7 million profit for fiscal year 2015, $15.1 million was attributable primarily to the same non-controlling interests.

Loss Attributable to Equity Holders of the Company

As a result of the foregoing factors, loss attributable to equity holders of the Company was $9.2 million for fiscal year 2016, compared to loss attributable to equity holders of the Company was $0.5 million for fiscal year 2015.

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

Crop protection, nutrients and merchandise revenue decreased by 5% from $406.3 million in fiscal year 2014 to $384.7 million in fiscal year 2015, primarily due to the negative impact of changes in foreign currency exchange rates between the US dollar and the New Zealand dollar. Excluding this impact, operating profit increased due to strong performance in retail sales for the Rural Supplies, Fruitfed and Agritrade businesses in New Zealand.

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

Research and Development

Research and development expense decreased by 20% from $4.4 million in fiscal year 2014 to $3.5 million in fiscal year 2015 which was primarily due a reduction of spending on projects and research and partnerships, as well as the change in foreign currency exchange rates between the US dollar and the New Zealand dollar.

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

Operating Profit

As a result of the foregoing factors, operating profit increased by 19% from $36.7 million in fiscal year 2014 to $41.5 million in fiscal year 2015.

Equity Accounted Earnings of Investees

Equity accounted earnings of investees resulted in income of $0.1 million in fiscal year 2015, compared to income of $2.1 million in fiscal year 2014. The decrease was primarily the result of our investment in 4Seasons Feeds Limited in fiscal 2014, which was disposed of in fiscal 2014.

Non-operating Items

Non-operating items resulted in net expenses of $1.9 million in fiscal year 2015, which included an accrual estimate for the Commerce Commission investigation offset by a gain on the defined benefit plan, compared to income of $4.8 million in fiscal year 2014, which mainly consisted of a gain on the disposal of 4Seasons Feeds Limited, a gain on the defined benefit superannuation plan and gain on an insignificant acquisition of a business.

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

Profit before Tax

As a result of the foregoing factors, we had profit before tax of $27.3 million in fiscal year 2015, compared to profit before tax of $33.3 million in fiscal year 2014.

Income Tax

Our income tax expense increased from $7.2 million in fiscal year 2014 to $12.6 million in fiscal year 2015. In fiscal year 2014, income tax expenses included an adjustment for prior period taxes and non-assessable income, which were not present in 2015.

Profit for the Year

As a result of the foregoing factors, we had profit for the year of $14.7 million in fiscal year 2015, compared to profit for the year of $26.1 million in fiscal year 2014.

Profit Attributable to Non-controlling Interests

Of the $14.7 million profit for fiscal year 2015, $15.1 million was attributable to non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 19.19% of Agria Asia Investments not owned by Agria Group. Of the $26.1 million profit for fiscal year 2014, $20.3 million was attributable primarily to the same non-controlling interests.

Profit/(Loss) Attributable to Equity Holders of the Company

As a result of the foregoing factors, loss attributable to equity holders of the Company was $0.5 million for fiscal year 2015, compared to profit attributable to equity holders of the Company was $5.9 million for fiscal year 2014.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period, and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Associates and jointly controlled entities

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence starts. Where the Group’s share of losses exceeds its interest in an equity accounted investees, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

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

The functional currency of the Company, Agria Group, China Victory, Agria Hong Kong, Agria International, Agria Overseas, Agria Asia Investments and Agria Singapore is the US dollar. The functional currency of Agria Corporation (New Zealand) Limited, or Agria New Zealand, Agria NZ Finance Limited and PGW is the New Zealand dollar. The functional currency of Agria China, Agria Shenzhen and the consolidated structured entities is the RMB. The presentation currency of the Company is US dollar.

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

Construction Contracts

The revenue from work-in-progress is recognized when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognize in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognized as soon as it is foreseen. Management estimates the percentage of completion stage on construction contracts to determine the appropriate revenue to be recognized for each project. The percentage of completion is estimated based on detailed information regarding the status of each project, based on costs incurred to total estimated costs.

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

Financial Instruments

Non-derivative Financial Assets

Non-derivative financial assets are comprised of investments in finance receivables, trade and other receivables, and cash and cash equivalents. Financial assets are classified at either amortized cost or fair value depending on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

We initially recognize financial assets on the trade date at which we become a party to the contractual provisions of the instrument.

Financial assets are initially measured at fair value. If the financial asset is not subsequently measured at fair value through profit and loss, the initial investment includes transaction costs that are directly attributable to the asset’s acquisition or origination. We subsequently measure financial assets at either fair value or amortized cost.

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

Accounts Receivable

Accounts receivable are stated at their amortized cost less impairment losses.

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

Impairment of Accounts Receivable

Accounts receivable are considered past due when they have been operated outside of the normal key trade terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

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

Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

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

Accounts Receivable

The fair value of accounts receivable is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

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

Share-based Payment

We operate equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for our equity instruments (options or restricted shares). The fair value of the employee services received in exchange for the grant of the options or restricted shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options or restricted shares granted, excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options or restricted shares that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options or restricted shares that are expected to vest based on the nonmarket performance and service conditions. It recognizes the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

When options are exercised, we issue new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

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

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and from financing activities, consisting of proceeds from bank borrowings and loans from related parties and other entities. As of June 30, 2016, we had $8.3 million in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use.

We are entitled to dividend payments from PGW and cash payments from Zhongguan pursuant to our contractual arrangements with Zhongguan and its shareholders.

As of June 30, 2016, we had $50.3 million in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and $82.6 million in outstanding long term portions of bank loans and borrowings.

As of June 30, 2016, short-term and long-term bank borrowing facilities were approximately $207.5 million, with an outstanding balance of $91.1 million in long-term borrowings (of which $8.5 million is classified as current liabilities) and $41.8 million in short-term borrowings.

The short and long term facilities are generally collateralized by receivables, inventories, and property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin. The weighted average interest rate was 3.8% for the fiscal year ended 2016. These loans have been provided by various banks in China, South America and New Zealand. Fixed rate borrowings represent approximately 22% of the total outstanding amount.

We incurred capital expenditures of $23.4 million, $17.4 million and $37.9 million in the years ended June 30, 2016, 2015 and 2014, respectively. Our capital expenditures have primarily been used to acquire property, plant and equipment and technologies. Our capital expenditures are funded by cash provided from operating activities and debt.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended June 30,
	2016	2015	2014
	$	$	$
	(In thousands)
Net cash provided by operating activities	16,984	8,706	32,019
Net cash used in investing activities	(22,946)	(13,779)	(29,316)
Net cash provided by/(used in) financing activities	3,991	2,086	(34,222)
Effect of exchange rate changes on cash and cash equivalents	417	(1,085)	2,135
Net decrease in cash and cash equivalents	(1,554)	(4,072)	(29,384)
Cash and cash equivalents at the beginning of the year	9,886	13,958	43,342
Cash and cash equivalents at the end of the year	8,332	9,886	13,958

Operating Activities

Net cash provided by operating activities in the year ended June 30, 2016 was $17.0 million, primarily as a result of our operating profit, partially offset by increased working capital and a decrease in income taxes paid year over year.

Net cash provided by operating activities in the year ended June 30, 2015 was $8.7 million, primarily as a result of our operating profit, partially offset by increased working capital and an increase in income taxes paid year over year.

Net cash provided by operating activities in the year ended June 30, 2014 was $32.0 million, primarily as a result of our operating profit and an increase in working capital year over year.

Investing Activities

Net cash used in investing activities in the year ended June 30, 2016 was $22.9 million, primarily as a result of the acquisition of property, plant and equipment, other assets and intangible assets of $23.4 million, a prepayment to acquire a non-controlling interest of $12.3 million and purchase of investments of $7.9 million, partially offset by $13.3 million in proceeds received from disposal of property, plant and equipment and other assets, and $6.5 million in proceeds received from sales of investments.

Net cash used in investing activities in the year ended June 30, 2015 was $13.8 million, primarily as a result of the acquisition of property, plant and equipment, other assets and intangible assets of $17.4 million and a prepayment to acquire a non-controlling interest of $1 million partially offset by $2.9 million in proceeds received from disposal of property, plant and equipment, and $2.3 million in proceeds received from financing receivables.

Net cash used in investing activities in the year ended June 30, 2014 was $29.3 million, primarily as a result of the acquisition of property, plant and equipment and other assets and intangible assets of $37.0 million, which included the acquisition of 40 properties leased by PGW in New Zealand and a prepayment to acquire a non-controlling interest of $12.0 million, partially offset by proceeds from sale of investments and property, plant and equipment resulting in cash inflows of $19.1 million.

Financing Activities

Net cash provided by financing activities in the year ended June 30, 2016 was $4.0 million, primarily as a result of $12.0 million of net cash inflow from bank loans (drawn down net of repayment) and $1.8 million net cash inflow from a shareholder’s loan, offset by a payment of dividend to minority shareholders of $9.8 million.

Net cash provided by financing activities in the year ended June 30, 2015 was $2.1 million, primarily as a result of an $18.6 million net cash inflow from bank loans (drawn down net off repayment) offset by a payment of dividend to minority shareholders of $16.6 million.

Net cash used in financing activities in the year ended June 30, 2014 was $34.2 million, primarily as a result of repayment of borrowings of $73.6 million and a payment of dividend to minority shareholders of $10.4 million, partially offset by an increase of borrowings of $10.4 million and the release of a pledged deposit of $37.3 million upon repayment of borrowings.

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

Our expenses incurred in connection with these activities were $3.5 million, $3.5 million and $4.4 million for the years ended June 30, 2016, 2015 and 2014. Research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities.

D. Trend Information

See “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” for information on material trends affecting our business and results of operations.

E. Off-Balance Sheet Arrangements

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2016:

		Payment Due by June 30,
	Total	Within one year	One to five years	Beyond five years
	In $ millions
Short and long-term borrowings(1)
- principal	132.9	50.3	82.6	-
- finance costs	17.3	9.2	8.1	-
Lease obligations(2)	57.9	14.6	32.7	10.6
Purchase obligations(3)	10.3	10.3	-	-
Investment into BioPacificVentures(4)	0.04	0.04	-	-
Investment into Zhongnong(5)	3.6	3.6	-	-
Capital expenditure commitment(6)	1.2	1.2	-	-
Other commitments(7)	1.0	1.0	-	-
Additional investment in Agria Asia Investments(8)	25.8	25.8	-	-
Total	250.0	116.0	123.4	10.6

(1)	Includes short-term and long-term borrowings and future interest obligations.

(2)	Includes all non-cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our wool business and store network. The terms of the leases have various rights of renewal with lease periods ranging from 1 to 15 years. Also includes all non-cancelable operating leases for motor vehicles. These have lease terms of up to three years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	We have, through PGW, committed $10.8 (NZ$14.0) million to an international fund, BioPacificVentures Limited, or BioPacificVentures, established for investment in food and agriculture life sciences. Our investment in BioPacificVentures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At June 30, 2016, $10.8 (NZ$13.95) million has been drawn on the committed level of investment.

(5)	Represents commitments to make remaining investment into Zhongnong.

(6)	Represents commitments for the upgrading and purchase of seeds processing equipment.

(7)	Represents commitments for the PGP program.

(8)	Represents commitment to acquire at minimal contractual price, at the request of New Hope International, their 11.95% stake in Agria Asia Investments.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	52	Executive Chairman of the Board of Directors
Joo Hai Lee	60	Independent Director
Sean Shao	59	Independent Director
Wah Kwong Tsang	64	Independent Director
John Fulton	46	Chief Financial Officer
Kean Seng U	50	Head of Corporate and Legal Affairs

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and executive chairman since March 2013. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai has extensive experience in investments, acquisitions and operation management, and has established many other enterprises in China, Hong Kong and internationally, in particular, animation, logistics and transportation, pharmaceutical sectors, taking a leading role in strategic planning and business development in his investment portfolio. Mr. Lai is the chairman and executive director of the board of directors, the chairman and a member of nomination committee and a member of remuneration committee of Softpower International Limited (Formerly known as China Pipe Group Limited), a Hong Kong listed company, which is a leading provider to the construction sector offering a wide range of pipe related products, services and solutions to the constructors, designers, consultants and government agencies in Hong Kong and Macau. Mr. Lai was appointed as the chairman of the board of directors of PGG Wrightson Limited, a company listed on the New Zealand Stock Exchange, in October 2013 and has served as a director since December 2009. Mr. Lai also serves as the vice-chairman of the Shenzhen General Chamber of Commerce in China and the vice-chairman of the Chinese Chamber of Commerce in New Zealand. Mr. Lai holds a master of business administration in finance from The Chinese University of Hong Kong and a bachelor’s degree in accounting from Monash University, Melbourne, Australia. He is a fellow certified public accountant in Australia. Mr. Lai is a Fellow of Monash University and also the member of Global Advisory Council of Faculty of Business and Economics, Monash University.

Mr. Joo Hai Lee has served as our independent director since November 2008 and a member of our audit committee since January 2009. Mr. Lee has around 34 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore (now known as BDO LLP) in 1983 and became a partner there in 1986 and retired in February 2013. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Accountants of Singapore, the Malaysian Institute of Accountants and the Singapore and Hong Kong Institutes of Directors.

Mr. Sean Shao has served as our independent director since November 2008, chairman of our compensation committee from November 2008 to March 2010 and chairman of our corporate governance and nominating committee since March 2010. Mr. Sean Shao currently serves as (i) independent director and Chairman of the audit committee of 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE, since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Wah Kwong Tsang has served as our independent director and the chairman of our audit committee since August 2011, the chairman of the compensation committee since November 2013, and member of nomination committee since October 2012. Mr. Tsang is a former partner of Hong Kong and China firms of PricewaterhouseCoopers and has over 30 years of professional experience in auditing listed and unlisted companies and providing supports for initial public offerings and acquisition transactions. Currently, Mr. Tsang is an independent non-executive director of a number of companies listed on Hong Kong Stock Exchange, including China Animation Characters Company Limited, China Merchant China Direct Investments Limited, Ping An Securities Group (Holdings) Limited, Sihuan Pharmaceutical Holdings Group Ltd and TK Group (Holdings) Limited. Mr. Tsang is also a director of PGW. Mr. Tsang was an independent non-executive director of PanAsialum Holdings Company Limited, a company listed on the Hong Kong Stock Exchange, from January 2013 to January 2016. Mr. Tsang is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.

Mr. John Fulton has served as our chief financial officer since January 2015. Prior to joining Agria, he worked as a consultant in the energy sector working closely with infrastructure funds from 2011 to 2015. Prior to that, he served as Chief Financial Officer for Houston based Ashmore Energy International, or AEI Energy, from 2006 to 2011. He chaired the Board of Directors for Trakya Elektric in Turkey for four years and oversaw the commercial development of AEI Energy’s interests in Turkey during this time. Prior to AEI Energy, he was the Group Treasury Director for Cadbury Schweppes, based in London, from 2005 to 2006 and before this served as Group Treasurer for Coca-Cola HBC, based in London and in Athens from 2001 to 2005. He has worked on numerous global financing projects, M&A projects and financial restructurings, and has broad experience in emerging markets. Prior to leaving New Zealand in 1999, he worked with Lion Nathan and Bancorp Treasury Advisory. He qualified in accounting and finance at Auckland University of Technology. He is a provisional member of the Institute of Chartered Accountants of New Zealand and Institute of Finance Professionals New Zealand. He graduated from Kings College in Auckland, New Zealand.

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

B. Compensation of Directors and Executive Officers

For the year ended June 30, 2016, we paid an aggregate of approximately $2.2 million to our directors and executive officers in cash or benefits in kind.

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

As of the date of this annual report, options to purchase a total of 2,404,000 ordinary shares granted to our directors and executive officers and other individuals as a group remained outstanding.

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

C. Board Practices

Our board of directors currently consists of four directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

In the year ended June 30, 2016, our board held meetings or passed resolutions by unanimous written consent 26 times.

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

In the year ended June 30, 2016, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

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

In the year ended June 30, 2016, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

In the year ended June 30, 2016, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent one time.

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

D. Employees

We had approximately 1,924 full-time employees as of June 30, 2016. The following table sets forth the approximate number of employees for each of our business segments and our administrative offices as of June 30, 2016:

	Number of full-	Percentage of
	time Employees	Total Employees
Seed and grain	640	33%
Crop protection, nutrients and merchandise	585	31%
Rural services	555	29%
Corporate and administration	144	7%
Total	1,924	100%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of August 31, 2016; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of August 31, 2016.

The calculations in the shareholder table below are based on 110,766,600 ordinary shares issued and outstanding as of August 31, 2016. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after August 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	53,447,312	48.25
Joo Hai Lee	—	—
Sean Shao	*	*
Wah Kwong Tsang	*	*

John Fulton	*	*
Kean Seng U(4)	3,699,923	3.23
All directors and executive officers as a group(5)	58,547,216	50.53
Principal Shareholders:
Brothers Capital Limited(6)	48,522,000	43.8
TPG Capital, L.P.(7)	5,770,000	5.2
Ultimate Expert Investments Limited (8)	7,549,640	6.8

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,766,600, being the number of ordinary shares outstanding as of August 31, 2016, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after August 31, 2016, if any.

(3)	Includes (i) 48,522,000 ordinary shares owned by Brothers Capital Limited, or BCL, a British Virgin Islands company wholly owned by Mr. Lai, (ii) 800,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after August 31, 2016, and (iii) 4,125,312 ordinary shares in the form of ADSs. The business address of Mr. Lai is 12/F Phase 1 Austin Tower, 22-26A Austin Avenue Tsim Sha Tsui, Kowloon, Hong Kong.

(4)	Restricted shares vested but not issued within 60 days after August 31, 2016.

(5)	Certain directors and executive officers have been granted options and restricted shares pursuant to the 2007 Plan and the 2015 Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(6)	BCL is a company incorporated in the British Virgin Islands. BCL is wholly owned by Mr. Lai. The business address of BCL is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(7)	Based on latest publicly available information. In the form of ADSs, each representing two ordinary shares. TPG Capital, L.P. is ultimately owned by Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)	Ultimate Expert Investments Limited is a company incorporated in the British Virgin Islands. Its registered address is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

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

Transactions Relating to Personal Guarantee and Indemnification

In June 2011, we entered a further shareholders agreement with New Hope International. Under this agreement, New Hope International has the right to sell its shares in Agria Asia Investments to Agria Group on the terms and conditions provided in the shareholders agreement at a certain repurchase price to be determined pursuant to a supplemental agreement entered into between Agria Group and New Hope International in June 2011. To secure the performance of Agria Group’s obligation in connection with this put option held by New Hope International, in June 2011, Mr. Guanglin Lai, the chairman of our board, made a personal guarantee to New Hope International for Agria Group’s payment obligation in the event that New Hope International exercises its put option. Agria Corporation agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee. On the basis that we have made full prepayment to New Hope International as of June 2016, the aforesaid Personal Guarantee and Indemnification have been discharged.

Other Related Party Transactions

The following were considered related parties during the years presented:

Name of Related Parties	Relationship with us
Beijing Zhongnong Seeds Industry Co., Ltd.	A 26.8% associate held by subsidiary

Fertimas S.A.	A 50% associate held by subsidiary

New Hope International (Hong Kong) Limited	Shareholder of Agria Asia Investments with equity interest of 11.95%
Mark Dewdney	Management of PGW

John McKenzie	Management of PGW

Trevor Burt	Director of PGW (appointed December 11, 2012)

We had the following related party transactions during the years presented:

	For the Year Ended June 30,
	2016	2015	2014
	($’000)	($’000)	($’000)
Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	2,831	3,557	4,089
Trevor Burt	605	26	22
Mark Dewdney	326	473	482
Collection of amounts due from:
Zhongnong	-	28	1
Loan to Zhongnong	-	4	77
Loan from shareholder(1)	4,201	-	-
Repayment of loan from shareholder	2,446	-	-
Interest expense on loan from shareholder	114	209	214

(1)	Loan from shareholder is unsecured and bears interest at 12% per annum.

We had the following related party balances at the end of each period:

	2016	2015
	($’000)	($’000)
Shareholder	4,201	2,446
	4,201	2,446

Share-based Payments

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

ITEM 9.	The Offer and Listing

A. Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2010	3.31	1.11
2011	2.12	0.63
2012	1.56	0.65
2013	1.74	0.69
2014	2.12	0.96
2015	1.89	0.93
Six Months ended June 30, 2016	1.40	0.85

Quarterly Highs and Lows
Third Quarter 2014	1.59	1.10
Fourth Quarter 2014	1.27	0.96
First Quarter 2015	1.21	0.93
Second Quarter 2015	1.89	1.14
Third Quarter 2015	1.84	1.24
Fourth Quarter 2015	1.66	1.27
First Quarter 2016	1.40	0.88
Second Quarter 2016	1.15	0.85

Monthly Highs and Lows
March 2016	1.08	0.94
April 2016	1.15	0.91
May 2016	1.03	0.88
June 2016	0.95	0.85
July 2016	0.90	0.71
August 2016	0.89	0.79
September 2016 (through September 19, 2016)	0.88	0.80

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

Not applicable.

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the US dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2016, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2016, although we were in previous years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our outstanding bank borrowings and the interest income generated by cash invested in cash deposits and liquid investments. As of June 30, 2016, our total outstanding bank borrowings amounted to $132.9 million with a weighted average interest rate of 3.8% per annum. Assuming a 1% increase in applicable interest rates, net profit after tax would have been decreased by $0.9 million. We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. We may use interest rate swaps, interest rate options and forward rate agreements to hedge the floating rate exposure as deemed appropriate. However, we do not hold or issue derivative instruments for trading purposes.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the US dollar, our reporting currency. Currently, the majority of our revenues and expenses are denominated in New Zealand dollars, with the remaining portion of revenue denominated in Australian dollars, Euros, US dollars and RMB. Of the total $132.9 million bank borrowings outstanding as of June 30, 2016, 43% was denominated in New Zealand dollars, 48% in US dollars, 8% in RMB and 1% in Australian dollars. Fluctuations in exchange rates, primarily among the US dollar against the New Zealand dollar, will affect our financial position. Assuming a 1% appreciation of New Zealand dollars against US dollar, our bank borrowings would have increased by $1.0 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In the year ended June 30, 2016, we did not receive any reimbursements from the depositary.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2016, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $157.1 million has been used to fund investments and for general corporate purposes. As of June 30, 2016, all of the net offering proceeds from our initial public offering had been applied.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive chairman and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2016 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2016 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm because the company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive chairman, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-146785) and the amended code of business conduct and ethics as an exhibit to this annual report on Form 20-F. You can also find our code of business conduct on our investor relations website at http://ir.agriacorp.com.

ITEM 16C.	Principal Accountant Fees and Services

This section discusses the aggregate fees paid by us in connection with certain professional services rendered by GHP Horwath during the years ended June 30, 2016, 2015 and 2014, in each case an independent registered public accounting firm. We incurred audit fees (aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements) of $0.43 million, $0.5 million and $0.5 million, respectively, for the years ended June 30, 2016, 2015 and 2014. We also incurred tax fees of $0.07 million, zero, and zero, respectively, for the years ended June 30, 2016, 2015, and 2014. In addition, we incurred other non-audit fees of $0.01 million, zero, and zero, respectively, for the years ended June 30, 2016, 2015 and 2014 related to due diligence on potential acquisition. Except as otherwise disclosed, we did not pay any other fees to our auditors during the periods.

In addition, PGW paid fees to KPMG in the year ended June 30, 2016 for the audit of PGW’s financial statements (including its subsidiaries and associates) of approximately $0.24 million and for other non-audit services for accounting opinions of approximately $0.01 million. This was for the purposes of PGW satisfying their New Zealand reporting obligations.

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

Our board of directors authorized a share repurchase program on June 8, 2016, under which we may repurchase up to $10 million of its outstanding ADS through December 31, 2017. The repurchases may be made on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. The timing and extent of any purchases will depend on market conditions and be in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. We plan to fund repurchases made under this program from its available cash balance.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We have historically followed home country practice with respect to annual meetings. We did not hold an annual meeting of shareholders in the year ended June 30, 2016, and may only hold annual shareholder meetings if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.2	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.3	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.4	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.5	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.6	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.7	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

Exhibit Number	Description of Document

4.10	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12	English Translation of Loan Contract, dated as of May 7, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.13	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.14	English Translation of Supplemental Agreement to Loan Contract, dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.15	English Translation of Equity Pledge Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.16	English Translation of Exclusive Call Option Agreement dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.17	English Translation of Letter of Undertaking, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.18	English Translation of Power of Attorney, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.19	English Translation of Statement of Spouse, dated as of May 7, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.20	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.21	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.22	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.23	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

Exhibit Number	Description of Document

4.24	Form of Employment Agreement with Senior Executive Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.25	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.26	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.27	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.28	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.29*	Agreement relating to Supplemental Agreement, dated as of January 14, 2013, between Agria Group Limited and New Hope International (Hong Kong) Limited

4.30*	Prepayment Agreement relating to Supplemental Agreement, dated as of August 5, 2013, between Agria Group Limited and New Hope International (Hong Kong) Limited

4.31*	Supplemental to Prepayment Agreement, dated as of February 2015, between Agria Group Limited and New Hope International (Hong Kong) Limited

4.32*	Deed of Release, dated as of October 22, 2015, among New Hope International (Hong Kong) Limited, Agria Asia Investment Limited and Agria Group Limited

4.33	English Translation of Loan Contract, dated as of March 13, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.34	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.35	English Translation of Supplemental Agreement to Loan Contract, dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.36	English Translation of Equity Pledge Agreement, dated as of March 13, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.37	English Translation of Exclusive Call Option Agreement dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.38	English Translation of Letter of Undertaking, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

Exhibit Number	Description of Document

4.39	English Translation of Power of Attorney, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.40	English Translation of Statement of Spouse, dated as of March 13, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

8.1*	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	Executive Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Executive Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of GHP Horwath, P.C.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Executive Chairman of the Board of Directors

Date: September 20, 2016

Agria Corporation

Audited Consolidated Financial Statements

June 30, 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Agria Corporation

We have audited the accompanying consolidated statements of financial position of Agria Corporation and subsidiaries (the “Company”) as of June 30, 2016 and 2015 and the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in equity for the years ended June 30, 2016, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2016 and 2015, and the results of its operations and cash flows for the years ended June 30, 2016, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP Horwath, P.C.

Denver, Colorado
September 20, 2016

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2016 and 2015

		As of June 30,
	Note	2016	2015
		(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	15	8,332	9,886
Accounts receivable, net	16	155,078	151,368
Inventories	17	181,942	178,881
Biological assets		599	1,763
Prepayments and other current assets	16	33,772	23,737
Short-term derivative assets		2,658	1,539
Other investments	20	4,751	-
Assets held for sale		3,985	354
Prepayment to non-controlling interest	23	25,846	12,939
Total current assets		416,963	380,467

Non-current assets:
Property, plant and equipment, net	19	92,895	88,993
Investments in equity accounted investees	10	12,780	1,258
Other investments	20	1,688	8,641
Intangible assets	21	7,838	6,899
Goodwill	22	3,041	3,299
Long-term derivative assets		1,076	8
Biological assets		77	70
Non-current prepayments		571	868
Deferred tax asset, net	13	10,177	8,386
Total non-current assets		130,143	118,422
Total assets		547,106	498,889

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	15	50,327	54,160
Income tax payable		1,698	2,609
Accounts payable	23	100,526	87,417
Accrued expenses and other liabilities	23	112,073	106,617
Short-term derivative liabilities		1,079	2,221
Defined benefit liability	24	1,876	-
Amounts due to related parties	30	4,201	2,446
Total current liabilities		271,780	255,470

Non-current liabilities:
Long-term bank borrowings, net of current portion	15	82,585	60,785
Long-term derivative liabilities		667	1,346
Defined benefit liability	24	16,392	9,965
Other long-term liabilities	23	6,098	3,806
Total non-current liabilities		105,742	75,902
Total liabilities		377,522	331,372

Commitments and contingencies	28,29

Equity:
Agria Corporation shareholders’ equity:
Share capital	25	-	-
Share premium	25	160,971	160,971
Statutory reserves	26	672	672
Share-based payment reserve	27	18,447	16,971
Other reserves	26	95,896	94,546
Foreign currency translation reserve		(21,144)	(20,654)
Accumulated deficit		(205,405)	(195,905)
Total equity attributable to equity holders of the Company		49,437	56,601
Non-controlling interests		120,147	110,916
Total equity		169,584	167,517
Total liabilities and equity		547,106	498,889

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the years ended June 30, 2016, 2015 and 2014

		For the years ended June 30,
	Note	2016	2015	2014
		(US$’000)	(US$’000)	(US$’000)

Revenue	6	807,679	944,714	1,023,571
Cost of sales	7	(585,312)	(693,804)	(764,995)
Gross profit		222,367	250,910	258,576
Other income	8	547	312	237
Employee benefits expense		(113,255)	(121,415)	(126,086)
Research and development		(3,496)	(3,479)	(4,411)
Depreciation and amortization		(6,824)	(6,680)	(9,929)
Other operating expenses	9	(72,878)	(78,306)	(83,735)
Equity accounted earnings/(loss) of investees	10	(164)	140	2,094

Operating profit		26,297	41,482	36,746

Non-operating items		(532)	(1,891)	4,750
Fair value adjustments	11	(155)	(18)	1,089
Profit before interest and tax		25,610	39,573	42,585
Net interest and finance costs	12	(13,317)	(12,318)	(9,285)
Interest income		74	407	1,591
Interest expense		(12,885)	(10,415)	(11,161)
Derivatives not in qualifying hedge relationships		1,515	(1,855)	2,680
Exchange loss		(2,021)	(455)	(2,395)
Profit before tax		12,293	27,255	33,300
Income tax	13	(5,866)	(12,567)	(7,153)
Profit for the year		6,427	14,688	26,147

Attributable to:
Equity holders of the Company		(9,230)	(451)	5,896
Non-controlling interests		15,657	15,139	20,251
		6,427	14,688	26,147

Earnings/(loss) per ordinary share:	14	US$	US$	US$
Basic		(0.08)	(0.00)	0.05
Diluted		(0.08)	(0.00)	0.05

No. of ordinary shares outstanding (Basic)		110,766,600	110,766,600	110,766,600
No. of ordinary shares outstanding (Diluted)		110,766,600	110,766,600	110,891,096

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2016, 2015 and 2014

	For the years ended June 30,
	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)

Profit for the year	6,427	14,688	26,147

Other comprehensive income, net of tax

Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments	3,642	(1,764)	(700)
Re-measurements of defined benefit liability	(3,238)	(2,796)	4,250
Deferred tax on re-measurements of defined benefit liability	907	783	(1,190)
	1,311	(3,777)	2,360

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	813	(41,245)	19,180
Effective portion of changes in fair value of cash flow hedges	2,606	(2,006)	539
Income tax on changes in fair value of cash flow hedges	(729)	609	(223)
	2,690	(42,642)	19,496

Total comprehensive income/(loss)	10,428	(31,731)	48,003

Total comprehensive income/(loss) attributable to:
Equity holders of the Company	(8,370)	(18,691)	12,013
Non-controlling interests	18,798	(13,040)	35,990
Total comprehensive income/(loss) for the year	10,428	(31,731)	48,003

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2016, 2015 and 2014

	For the years ended June 30,
	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Cash flows from operating activities:
Profit before tax	12,293	27,255	33,300

Adjustments for:
Interest expense	12,885	10,415	11,161
Equity accounted loss (earnings) of investees	164	(140)	(2,094)
Deferred taxes	(1,341)	(877)	1,191
Share-based payment expenses	1,476	6	96
Gain on disposal of assets and investment	(3,564)	(628)	(4,839)
Depreciation and amortization expense	7,259	7,109	11,162
Allowance/(reversal) for doubtful accounts	1,492	1,392	(119)
Reversal of inventory provision	(355)	-	-
Contractual obligations accrual	-	-	(133)
Other non-cash items	3,032	4,077	(9,076)
Fair value (gain)/loss	155	18	(1,089)
Changes in working capital:
Accounts receivable	2,047	(630)	(12,947)
Inventories	2,770	(10,257)	6,135
Prepayments and other current assets	(10,400)	(3,441)	(1,867)
Income tax payable	(967)	-	(31)
Accounts payable	10,670	(5,578)	12,418
Accrued expenses and other liabilities	3,312	(2,861)	(3,013)
Transfer of fixed assets to held for sale	(3,414)	-	-
Derivative assets and liabilities	(2,370)	2,089	(2,872)
Other	(391)	249	4,893
	34,753	28,198	42,276
Interest paid	(8,448)	(7,434)	(7,009)
Income tax paid	(9,321)	(12,058)	(3,248)
Net cash provided by operating activities	16,984	8,706	32,019

Cash flows from investing activities:
Cash paid for purchase of investments	(7,853)	(798)	(5,957)
Prepayment to non-controlling interest	(12,297)	(1,000)	(12,049)
Proceeds from finance receivables	723	2,325	6,577
Acquisition of property, plant and equipment and other assets	(21,154)	(14,038)	(32,558)
Acquisition of intangible assets	(2,202)	(3,331)	(4,452)
Proceeds from sales of investments	6,497	156	17,535
Proceeds from disposal of property, plant and equipment and other assets	13,340	2,907	1,588
Net cash used in investing activities	(22,946)	(13,779)	(29,316)

Cash flows from financing activities:
Increase in external borrowings	29,155	29,299	10,431
Repayment of external borrowings	(17,136)	(10,657)	(73,615)
Cash released from pledged deposits	-	-	37,262
Increase in shareholder’s loan	4,201	-	-
Repayment of shareholder’s loan	(2,446)	-	-
Repayment to related parties	-	-	2,109
Dividends paid to non-controlling interests	(9,783)	(16,556)	(10,409)
Net cash provided by/(used in) financing activities	3,991	2,086	(34,222)

Effect of exchange rate changes on cash and cash equivalents	417	(1,085)	2,135

Net decrease in cash and cash equivalents	(1,554)	(4,072)	(29,384)
Cash and cash equivalents at the beginning of year	9,886	13,958	43,342
Cash and cash equivalents at the end of year	8,332	9,886	13,958

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2016, 2015 and 2014

		Attributable to equity holders of the Company
	Number of Ordinary Shares	Share Capital	Share Premium	Statutory Reserves	Share- based Payment Reserve	Foreign Currency Translation Reserves	Other Reserves	Retained Earnings/ (deficit)	Sub-total	Non- controlling Interests	Total Equity
		(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Balance July 1, 2013	110,776,600	-	160,971	204	16,869	(9,288)	96,643	(202,052)	63,347	115,562	178,909

Profit for the year	-	-	-	-	-	-	-	5,896	5,896	20,251	26,147

Other comprehensive Income (loss):
Foreign currency translation differences	-	-	-	-	-	5,031	-	-	5,031	14,149	19,180
Effective portion of changes in fair value of equity instruments, net of tax	-	-	-	-	-	-	(284)	-	(284)	(416)	(700)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	-	128	-	128	188	316
Reclassification upon sale of other investments	-	-	-	-	-	-	(1,170)	1,170	-	-	-
Re-measurements of defined benefit liability, net of tax	-	-	-	-	-	-	1,242	-	1,242	1,818	3,060

Total other comprehensive income (loss)	-	-	-	-	-	5,031	(84)	1,170	6,117	15,739	21,856

Total comprehensive income (loss)	-	-	-	-	-	5,031	(84)	7,066	12,013	35,990	48,003

Transactions with owners:
Provision for statutory reserve	-	-	-	299	-	-	-	(299)	-	-	-
Sales to non-controlling interest	-	-	-	-	-	-	20	-	20	30	50
Buyout of non-controlling interests	-	-	-	-	-	-	(190)	-	(190)	(647)	(837)
Share-based payment	-	-	-	-	96	-	-	-	96	-	96
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(10,409)	(10,409)

Total transaction with owners	-	-	-	299	96	-	(170)	(299)	(74)	(11,026)	(11,100)

Balance June 30, 2014	110,776,600	-	160,971	503	16,965	(4,257)	96,389	(195,285)	75,286	140,526	215,812

Balance July 1, 2014	110,776,600	-	160,971	503	16,965	(4,257)	96,389	(195,285)	75,286	140,526	215,812

(Loss) / Profit for the year	-	-	-	-	-	-	-	(451)	(451)	15,139	14,688

Other comprehensive Income (loss):
Foreign currency translation differences	-	-	-	-	-	(16,397)	349	-	(16,048)	(25,197)	(41,245)
Effective portion of changes in fair value of equity instruments, net of tax	-	-	-	-	-	-	(716)	-	(716)	(1,048)	(1,764)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	-	(659)	-	(659)	(738)	(1,397)

Re-measurements of defined benefit liability, net of tax	-	-	-	-	-	-	(817)		(817)	(1,196)	(2,013)

Total other comprehensive loss	-	-	-	-	-	(16,397)	(1,843)		(18,240)	(28,179)	(46,419)
Total comprehensive loss	-	-	-	-	-	(16,937)	(1,843)	(451)	(18,691)	(13,040)	(31,731)

Transactions with owners:

Provision for statutory reserve	-	-	-	169	-	-	-	(169)	-	-	-

Buy out of non-controlling interest	-	-	-	-	-	-		-		(14)	(14)
Share-based payment	-	-	-	-	6	-	-	-	6	-	6
Dividend to non-controlling interest	-	-	-	-	-	-	-	-	-	(16,556)	(16,556)

Total transaction with owners	-	-	-	169	6	-	-	(169)	6	(16,570)	(16,564)

Balance June 30, 2015	110,776,600	-	160,971	672	16,971	(20,654)	94,546	(195,905)	56,601	110,916	167,517

Balance July 1, 2015	110,776,600	-	160,971	672	16,971	(20,654)	94,546	(195,905)	56,601	110,916	167,517

(Loss) / Profit for the year	-	-	-	-	-	-	-	(9,230)	(9,230)	15,657	6,427

Other comprehensive Income (loss):
Foreign currency translation differences	-	-	-	-	-	(490)	56	-	(434)	1,247	813
Change in fair value of equity instruments	-	-	-	-	-	-	1,478	-	1,478	2,164	3,642
Effective portion of loss on cash flow hedges	-	-	-	-	-	-	762	-	762	1,115	1,877
Defined benefit plan actuarial gains and losses	-	-	-	-	-	-	(946)	-	(946)	(1,385)	(2,331)

Total other comprehensive income (loss)	-	-	-	-	-	(490)	1,350	-	860	3,141	4,001

Total comprehensive income (loss)	-	-	-	-	-	(490)	1,350	(9,230)	(8,370)	18,798	10,428

Transactions with owners:

Share-based payment	-	-	-	-	1,476	-	-	-	1,476	-	1,476
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(9,837)	(9,837)
Changes in non-controlling interest ownership								(270)	(270)	270	-

Total transaction with owners:	-	-	-		1,476	-	-	(270)	1,206	(9,567)	(8,361)

Balance June 30, 2016	110,776,600	-	160,971	672	18,447	(21,144)	95,896	(205,405)	49,437	120,147	169,584

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2016, 2015 and 2014

1.	Corporation Information

Agria Corporation (the “Company” or “Agria”) is an international agricultural company with operations in New Zealand, Australia, South America and China through its subsidiaries and consolidated structured entities (also known as variable interest entities (VIEs)) (collectively the “Group”).

The Group has three principal business segments: Seed & Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and water, real estate agency and other agriservices.

The Company was incorporated in the Cayman Islands. The Company’s registered office address is at P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

These financial statements were authorized for issue by the Board of Directors on September 20, 2016.

Consolidated structured entities

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.) was set up using contractual agreements such that Agria Holdings (Shenzhen) Co., Ltd. (“Agria Shenzhen”) effectively controls Zhongguan.  As of June 30, 2016, the 100% equity interest in Zhongguan was legally held by two People’s Republic of China (“PRC”) citizens (defined as “Registered Shareholders”).

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

Under a series of contractual arrangements (collectively, “Structure Contracts”) entered into among Agria Shenzhen, Zhongguan, Shenzhen NKY, Shenzhen PGW Seeds and the relevant Registered Shareholder(s), Agria Shenzhen is able to effectively control and receive substantially all the economic benefits of the business and operations of Zhongguan, Shenzhen NKY, and Shenzhen PGW Seeds to the extent permissible under the PRC law. As a result, Zhongguan, Shenzhen NKY and Shenzhen PGW Seeds are accounted for as consolidated structured entities (see note 31 for a list of principal subsidiaries). All of these consolidated structured entities’ financial statements have been consolidated into the Group.

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

A number of new standards and interpretations are not yet effective for the year ended June 30, 2016 and have not been applied in preparing these consolidated financial statements. None of these standards are expected to have a significant impact on these financial statements except for:

-	IFRS 9 (2014) Financial Instruments has been issued. The final component of IFRS 9 (2014) introduces a new expected credit loss model for calculating impairment. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. The Group does not plan to adopt IFRS 9 (2014) early and the extent of the impact has not yet been determined. The Group early adopted IFRS 9 (2013) from January 1, 2015. IFRS 9 (2013) provides amended general hedge accounting requirements.
-	IFRS 15 Revenue from Contracts with Customers has been issued. This standard introduced a new revenue recognition model for contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Group does not plan to adopt IFRS 15 early and the extent of the impact has not yet been determined.
-	IFRS 16 Leases has been issued. This standard eliminates the classification of leases as either operating leases or finance leases. The standard uses a single lessee model which requires a lessee to recognise on the Statement of Financial Position assets and liabilities for all leases with a term of more than 12 months. The standard is effective for annual periods beginning on or after January 1, 2019. The Group does not plan to adopt IFRS 16 early and the extent of the impact has not yet been determined.
-	A variety of minor improvements to standards have been made in order to clarify various treatments of specific transactions. These are not expected to have an impact on the Group’s consolidated financial results.

(a) Basis of Consolidation

Subsidiaries

Subsidiaries are all entities (including consolidated structured entities) over which the Group has control. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

Associates and jointly controlled entities

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence starts. Where the Group’s share of losses exceeds its interest in an equity accounted investees, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Transactions Eliminated on Consolidation

Intra-group balances, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The chief operating decision-makers include the board of directors and senior management team at corporate level.

(c) Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss.

Foreign Operations

The assets and liabilities of Agria New Zealand, Agria NZ Finance Limited and PGW’s foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to New Zealand dollars at the exchange rates at the reporting date. The income and expenses of Agria New Zealand, Agria NZ Finance and PGW’s foreign operations are translated to New Zealand dollars at exchange rates at the date of the transactions.

The functional currency of the Company, Agria Group Limited, China Victory, Agria Hong Kong, Agria International, Agria Overseas, Hiltex Investment, Golden Hero, Agria Asia Investments and Agria Singapore is the U. S. dollar. The functional currency of Agria New Zealand and PGW is the New Zealand dollar. In addition, certain subsidiaries of PGW in Australia and South America have functional currencies of the Australian dollar and the Uruguayan peso, respectively. The functional currency of Agria China, Agria Shenzhen and the consolidated structured entities is the Renminbi (RMB). The presentation currency of the Company is US dollar.

Foreign currency differences are recognized in other comprehensive income and the Foreign Currency Translation Reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

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

Construction Contracts

The revenue from work-in-progress is recognized when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognize in each year. The full amount of any anticipated loss, including that relating to work on the contract, is recognized as soon as it is foreseen. Management estimates the percentage of completion stage on construction contracts to determine the appropriate revenue to be recognized for each project. The percentage of completion is estimated based on detailed information regarding the status of each project, based on costs incurred to total estimated costs.

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

(f) Earnings per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares. There were no dilutive shares outstanding for the years ending June 30, 2016 and 2015. For the year ended June 30, 2014, there were 114,496 dilutive shares outstanding.

(g) Financial Instruments

(i) Non-derivative Financial Assets

Non-derivative financial assets are comprised of investments, finance receivables, trade and other receivables, and cash and cash equivalents. Financial assets are classified at either amortized cost or fair value depending on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial assets are initially measured at fair value. If the financial asset is not subsequently measured at fair value through profit and loss, the initial investment includes transaction costs that are directly attributable to the asset’s acquisition or origination. The Group subsequently measures financial assets at either fair value or amortized cost.

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

The Group’s policy on impairment is the same as that applied to its consolidated financial statements as of and for the year ended June 30, 2014 for loans and receivables.

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

Other investments

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to the market price, unless other objective reliable evidence suggests a different value. Other investments where no active market exists are held at historical cost.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short term highly liquid investments with maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents.

Accounts Receivable

The fair value of accounts receivable is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

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

(h) Impairment

The carrying value of the Group’s assets is reviewed at each reporting date to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount exceeds its recoverable amount. Impairment losses directly reduce the carrying value of assets and are recognized in profit or loss unless the asset is carried at a revalued amount in accordance with another standard.

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

Impairment of Accounts Receivable

Accounts Receivable is considered past due when they have been operated outside of the normal key trade terms. When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

Accounts receivable includes accrued interest. Specific provisions are maintained to cover identified doubtful debts.

Non-financial Assets

The carrying amounts of the Group’s non-financial assets, other than biological assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. For goodwill and intangible assets that have indefinite lives, the recoverable amount is estimated at each reporting date.

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

The recoverable amount of the Group’s investments in held-to-maturity debt instruments and receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with short duration are not discounted.

Impairment losses on an individual basis are determined by an evaluation of the exposures on an instrument by instrument basis. All individual instruments that are considered significant are subject to this approach.

All known losses are expensed in the period in which it becomes apparent that the receivables are not collectable.

(i) Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability.

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

(j) Biological Assets

Biological assets are measured at fair value less costs to sell, with any change therein recognized in profit or loss. Costs of selling include all costs that would be necessary to sell the assets including transportation costs. The fair value of biological assets intended for domestic processing is determined by applying the market price of stock weight offered by meat processors to the stock weight at the reporting date. Stock counts of livestock quantities are performed by the Group at each reporting date.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

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

Rights

Manufacturing and production rights are finite life intangibles and are recorded at cost less accumulated amortization and impairment. Amortization is charged on a straight line basis over an estimated useful life between 3 and 5 years. The estimated useful life and amortization method is reviewed at the end of each annual reporting period.

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

Determination of fair value

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

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

(p) Employee Benefits

Defined Benefit Pension Plan

The Group’s net obligation with respect to defined benefit pension plans is calculated by estimating the future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the lower of the net assets of the plan or the current value of the contributions holiday that is expected to be generated. Actuarial gains and losses are recognized directly in other comprehensive income and the defined benefit plan reserve in equity.

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

Share-based Payment

The Company operates an equity-settled, share-based compensation plan, under which Agria receives services from employees as consideration for equity instruments (options and restricted shares) of the Company. The fair value of the employee services received in exchange for the grant of the options or restricted shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options or restricted shares granted, excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options or restricted shares that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options and restricted shares that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision of original estimates, if any, in profit or loss with a corresponding adjustment to equity.

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

(s) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

3.	Financial Risk Management

3.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and price and interest rate risk), credit and counterparty risk and liquidity risk. The Group’s financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance by actively managing debt level and cash flow in order to maintain a strong financial position and minimizing refinancing and liquidity risks by attaining healthy debt repayment capacity, appropriate maturity profile and availability of banking facilities. The Group uses derivative financial instruments to hedge certain risk exposures.

The Board of Directors (the “Board”) is responsible for the review and ratification of the Group’s systems of risk management, internal compliance and control, code of conduct and legal compliance.

The Board maintains a formal set of delegated authorities (including policies for credit and treasury), that clearly define the responsibilities delegated to management and those retained by the Board. The Board approves these delegated authorities and reviews them annually.

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

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had US$64.6 million interest rate contracts at June 30, 2016 (2015: US$11.6 million).

Sensitivity analysis:

The sensitivity of net profit after tax for the years ended June 30, 2016, 2015 and 2014, to reasonably possible changes in conditions is as follows:

	Interest rate increase by 1%			Interest rate decrease by 1%
	2016	2015	2014	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Impact on net profit after tax	(862)	(600)	(733)	862	600	733

The following tables include the Group’s assets and liabilities at their carrying amounts on an undiscounted basis, categorized by the earlier of contractual repricing or maturity dates.

	Within 12 months	1 to 2 years	Over 2 years	Non-interest bearing	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2016
Liabilities
Bank borrowings	132,808	31	73	-	132,912
Derivative financial instruments	(53,960)	10,650	43,310	1,746	1,746
Trade and other payables	25,846	-	-	185,220	211,066
Amount due to related parties	4,201	-	-	-	4,201
	108,895	10,681	43,383	186,966	349,925
As of June 30, 2015
Liabilities
Bank borrowings	114,871	30	44	-	114,945
Derivative financial instruments	-	-	-	3,567	3,567
Trade and other payables	25,761	-	-	165,584	191,345
Amount due to related parties	2,446	-	-	-	2,446
	143,078	30	44	169,151	312,303

(ii) Foreign currency risk

The Group operates internationally and is exposed to foreign currency risk arising from various currency exposure movements. Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Most of the Group’s revenues and expenses are denominated in New Zealand dollars. The Group’s exposure to foreign currency risk primarily relates to transactions in US dollars, Renminbi (“RMB”), Great Britain Pounds, Australian dollars and the Euro. In order to mitigate the foreign currency risk, the Group hedges foreign currency risks as they arise. In some circumstances, foreign exchange options are used to hedge potential foreign currency risk. The Group uses forward foreign exchange contracts, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance sheet date are $76.6 million (2015: $80.3 million) for the Group. The cash settlement requirements of these contracts approximate the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to the Australian business which is hedged with foreign exchange contracts.

Balances denominated in foreign currency can be summarized as:

	NZ$	RMB	GBP	AUD	Euro
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2016
Cash and cash equivalents	3,570	1,044	9	127	9
Receivables	109,126	9,482	5,586	6,813	17,154
Bank facilities	(62,307)	(11,052)	-	-	-
Payables	(137,398)	(7,575)	(453)	(1,467)	(1,201)
Net financial position	(87,009)	(8,101)	5,142	5,473	15,962

Forward exchange contracts
Notional forward exchange cover	6,881	-	-	-	-
Net unhedged position	(93,890)	(8,101)	5,142	5,473	15,962

As of June 30, 2015
Cash and cash equivalents	3,638	863	7	473	20
Receivables	109,114	12,573	5,423	8,166	19,764
Bank facilities	62,307	(8,906)	-	-	-
Payables	137,062	(7,290)	(110)	(515)	(9,272)
Net financial position	312,121	(2,760)	5,320	8,124	10,512

Forward exchange contracts
Notional forward exchange cover	2,848	-	-	-	-
Net unhedged position	309,273	(2,760)	5,320	8,124	10,512

The net financial positions for the Group in AUD, RMB, GBP, Euro and NZD include cash and cash equivalents, receivables, bank borrowings and payables of the subsidiary companies domiciled in Australia, China and South America and are therefore not hedged.

The foreign exchange risks are not considered likely to lead to material change over the next reporting period. For this reason, sensitivity analysis of foreign exchange risks is not included.

(b)	Credit risk

Concentration of credit risk

Credit risk mainly arises from cash and bank balances, advances, finance receivables, accounts and other receivables, and interest rate forward agreements. The carrying amounts of these balances substantially represent the Group’s maximum exposure to credit and counterparty risk in relation to financial assets.

As of June 30, 2016, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. The concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand, Australia, South America and China. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring on outstanding balances. The Group also has a credit committee who meets as required to review credit risk, new loans and provisioning.

The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

	2016	2015
	(US$’000)	(US$’000)
Total finance receivables, trade and other receivables
New Zealand	116,098	104,403
Australia	9,976	4,801
South America	51,770	51,707
China	11,006	14,194
	188,850	175,105

(c)	Liquidity risk

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

	Within 12 months	Between 1 and 5 years	Over 5 years	Contractual cash flow	Statement of financial position
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2016
Liabilities
Bank borrowings	59,571	90,621	9,208	159,400	132,912
Derivative financial instruments	1,079	667	-	1,746	1,746
Trade and other payables	204,967	6,099	-	211,066	211,066
Amount due to related parties	4,201	-	-	4,201	4,201
	269,818	97,387	9,208	376,413	349,925
As of June 30, 2015
Liabilities
Bank borrowings	59,744	69,544	-	129,288	114,945
Derivative financial instruments	2,221	1,346	-	3,567	3,567
Trade and other payables	187,539	3,806	-	191,345	191,345
Amount due to related parties	2,740	-	-	2,740	2,446
	252,244	74,696	-	326,940	312,303

Expected Maturity Analysis:

The expected cash flows of the Group’s finance receivables equal their contractual cash flows.

(d)	Funding risk

Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The Group has a policy of funding diversification. The funding policy augments the Group’s liquidity policy with it’s aim to ensure the Group has a stable diversified funding base without over-reliance on any one market sector.

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

3.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

There had been no material movements between the fair value hierarchy during the years ended June 30, 2016 and 2015.

	Level 1	Level 2	Level 3	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2016
Assets
Derivative financial instruments	-	3,734	-	3,734
Other investments	-	-	2,251	2,251
	-	3,734	2,251	5,985
Liabilities
Derivative financial instruments	-	1,746	-	1,746
As of June 30, 2015
Assets
Derivative financial instruments	-	1,547	-	1,547
Other investments	-	-	4,851	4,851
	-	1,547	4,851	6,398

Liabilities
Derivative financial instruments	-	3,567	-	3,567

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

Valuation of seeds inventory

The net realizable value of seeds inventory depends on a number of factors such as age, germination levels and quality. An amount of judgement and estimation is required in assessing the valuation.

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

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. Key assumptions for defined benefit obligations are based in part on current market conditions. Additional information is disclosed in note 24.

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

Construction contracts

Management estimates the percentage of completion stage on construction contracts to determine the appropriate revenue to be recognized for each project. The percentage of completion is estimated based on detailed information on the status of projects and, where available, assessments made by independent qualified experts.

5.	Segment Reporting

Segment Reporting Structure

The Company reports in three business segments: (i) Seed and Grain; (ii) Crop Protection, Nutrients and Merchandise; and (iii) Rural Services.

-	Seed and Grain - This business segment is engaged in research and development, production, and sale of seed products including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

-	Crop Protection, Nutrients and Merchandise - This business segment operates an extensive chain of retail stores that supply farm input materials including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

-	Rural Services - This business segment offers a variety of services critical to the agricultural economy, including:

•	Livestock - Livestock agents for sheep, beef, dairy, deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;
•	Wool - Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing a comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing;
•	Irrigation and Water - Design, construction, installation and servicing of irrigation and water systems;
•	Real Estate - Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and

•	Insurance - Insurance brokerage providing a range of market-leading insurance products.

The operating profit of each segment is reported as the measure of each segments result. The segment results are presented on a consolidated basis and include all directly attributable income and expenses. Other non-segmented amounts relate to certain corporate activities including Finance, Treasury, HR and other support services of the corporate head office and regional offices.

Other non-segmented amounts relate to certain Corporate activities including Finance, Treasury, HR and other support services including corporate property services and include adjustments for discontinued operations (PGW Rural Capital Limited) and consolidation adjustments. In addition it includes marketing reward programmes transferred from the Retail segment from 1 July 2015.

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

	Seed and Grain			Crop Protection, Nutrients and Merchandise			Rural Services			Corporate			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Total segment revenue	319,153	376,362	449,881	327,663	384,706	406,327	195,669	236,461	232,314	-	-	-	842,485	997,529	1,088,522
Inter-segment revenue	(34,806)	(52,815)	(64,951)	-	-	-	-	-	-	-	-	-	(34,806)	(52,815)	(64,951)
Total revenue from external customers	284,347	323,547	384,930	327,663	384,706	406,327	195,669	236,461	232,314	-	-	-	807,679	944,714	1,023,571

Operating profit/(loss)	24,473	28,716	23,523	20,538	21,484	23,185	14,945	19,935	21,794	(32,018)	(28,793)	(33,850)	27,937	41,342	34,652

Equity accounted earnings/(loss) of investees	(164)	146	2,072	-	-	-	-	-	-	-	(6)	22	(164)	140	2,094

Depreciation and amortization	3,471	3,159	3,246	883	964	1,044	1,027	1,120	1,032	1,443	1,437	4,607	6,824	6,680	9,929

Capital expenditures	25,837	13,081	7,179	2,652	1,170	3,448	1,531	813	991	542	2,305	26,272	30,563	17,369	37,890

	Seed and Grain		Crop Protection, Nutrients and Merchandise		Rural Services		Corporate		Total
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Segment assets	285,125	262,506	72,196	76,097	107,209	95,212	65,810	63,462	530,341	497,277
Equity accounted investees	12,702	1,202	-	-	-	-	78	56	12,780	1,258
Assets held for sale	-	7	542	-	40	-	3,404	347	3,985	354
Total segment assets	297,827	263,715	72,738	76,097	107,249	95,212	69,292	63,865	547,106	498,889
Segment liabilities	147,650	124,176	36,817	43,396	57,751	62,592	135,304	101,208	377,521	331,372

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

The revenue from external customers by geographical locations are detailed below.

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
New Zealand	655,860	785,755	851,643
Australia	57,660	59,477	69,942
South America	78,802	86,256	92,104
China	15,357	13,226	9,882
	807,679	944,714	1,023,571

The Group’s non-current assets (excluding financial instruments and deferred tax assets) by geographical location are detailed below.

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
New Zealand	66,727	78,341
Australia	8,785	9,305
South America	32,660	11,115
China	10,718	11,267
	118,890	110,028

6.	Revenue

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Sales	707,135	812,468	893,598
Commissions	70,750	78,421	88,263
Construction contract revenue	28,477	52,575	39,374
Interest revenue on finance receivables	-	-	789
Debtor interest charges	1,317	1,250	1,547
	807,679	944,714	1,023,571

7.	Cost of sales

Cost of sales includes the following items by nature:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Depreciation and amortization	2,082	1,293	1,233
Employee benefits including commissions	23,660	25,483	27,724
Inventories, finished goods, work in progress, raw materials and consumables	543,557	637,194	704,938
Other	16,013	29,834	31,100
	585,312	693,804	764,995

8.	Other Income

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Dividend income	4	5	7
Other investment income	543	307	230
	547	312	237

9.	Other Operating Expenses and Key Management Compensation

Other Operating expenses include the following items:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Audit fee (principal auditor)	430	504	510
Donations	-	15	8
Provision for / (reversal of) doubtful debts	994	813	(172)
Marketing expenses	6,356	7,839	8,582
Motor vehicle costs	4,711	5,757	6,641
Rental and operating lease costs	17,907	18,928	23,149
Others (note)	42,480	44,450	45,017
	72,878	78,306	83,735

Note: Others consist of communications costs, information technology costs, traveling and entertainment expenses, professional fees and general expenses.

Key management compensation during the periods presented:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Short-term employee benefits	6,765	7,061	3,977
Share-based payments	1,476	6	96
	8,241	7,067	4,073

Directors fees of $0.4 million incurred during the year ended June 30, 2016 (2015 and 2014: $0.2 million) were included in employee benefits expense.

10.	Equity Accounted Earnings/(Loss) of Investees

	As of June 30, 2016 US$’000	As of June 30, 2015 US$’000

Current assets	45,770	13,380
Non-current assets	4,264	15
Total assets	50,034	13,395

Current liabilities	(45,446)	(11,002)
Total liabilities	(45,446)	(11,002)

	2016 US$’000	2015 US$’000	2014 US$’000

Revenues	65,403	26,817	66,831
Expenses	(65,731)	(26,537)	(62,771)
Profit / (loss) after tax	(328)	280	4,060
The Group’s Share	(164)	140	2,094

Movement in carrying value of equity accounted investees

	2016	2015
	(US$’000)	(US$’000)
Opening balance	1,258	1,194
Investment in associates	10,978	-
Currency translation	708	(76)
Share of profit / (loss)	(164)	140
Closing balance	12,780	1,258

The Group’s equity accounted investees comprise Forage Innovation Limited, Canterbury Sale Yards (1996) Limited, Fertimas S. A. and Agimol Corporation S.A..

On August 31, 2015 the Group acquired a 50% investment in Agrocentro Uruguay. The investment was made by acquiring 50% of the shares in Agimol Corporation S.A., the holding company for Agrocentro Uruguay. This jointly controlled entity is accounted for using the equity method and is included in the Group’s Seed & Grain business segment. The acquisition involved an upfront payment and an earn out component of between nil and $11.5 million over the following three years based on the financial performance of the business. The initial investment recorded for the investee was $11.0 million which includes management’s estimate of the fair value of the earn out. Agrocentro Uruguay is a rural servicing company that has four different business units consisting of retail and distribution of agricultural inputs, farming, logistics and consulting.

As of June 30, 2016, there is goodwill of $9.4 million included in the carrying value of Agimol Corporation S.A. (2015: Nil).

11.	Fair Value Adjustments

		2016	2015	2014
	Note	(US$’000)	(US$’000)	(US$’000)
Assets held for sale		(449)	-	(65)
Biological assets		370	(18)	1,154
Investments		(76)	-	-
		(155)	(18)	1,089

12.	Interest - Finance Income and Expenses

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Finance income contains the following items:
Other interest income	74	407	1,591
Finance income	74	407	1,591

Interest funding expense:
Interest on interest rate swaps	(189)	(8)	(49)
Interest on bank loans and overdrafts	(6,278)	(6,352)	(6,052)
Interest on shareholder loan	(114)	(494)	(214)
Effective interest on expected earn out payments	(542)	-	-
Bank facilities fees	(2,130)	(2,288)	(3,383)
Discount on financial liability	(85)	(1,018)	(1,095)
Third-party debt guarantee fee	(2,999)	-	-
Others	(548)	(255)	(368)
Interest funding expense	(12,885)	(10,415)	(11,161)

Foreign exchange:
Net loss on foreign denominated items	(2,021)	(455)	(2,395)
Derivatives not in qualifying hedge relationships	1,515	(1,855)	2,680
Foreign exchange income /(loss), net	(506)	(2,310)	285

Net interest and finance costs	(13,317)	(12,318)	(9,285)

13.	Income Taxes

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

Singapore resident companies are subject to Singapore income tax at a statutory rate of 17% on their respective taxable income.

New Zealand resident companies are subject to tax on their taxable income at the rate of 28%.  There is no capital gains tax in New Zealand.  However certain gains arising from the disposal of personal property purchased with the intention of resale are taxable.  Certain gains on the sale or transfer of land may be taxable. Where a non-resident company has voting interest in a company in New Zealand of 10% or greater, any fully imputed dividend is not liable for withholding tax. As a result, for the years ended June 30, 2016, 2015 and 2014, dividends from PGW were not subject to withholding tax. The Group has $0.8 million of imputation credits as of June 30, 2016 (2015: $1.8 million). This balance includes the third provisional tax installment made on July 28, 2016 in respect of the year ended June 30, 2016.

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

Deferred tax liabilities arising from undistributed earnings

Since the Group intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Group’s PRC subsidiaries are in a cumulative deficit position. Accordingly, the Group has not recorded any deferred taxes on the cumulative amount of any undistributed deficit earnings. It is impractical to calculate the tax effect of the deficit at this time.

The Group's New Zealand, Australian and Uruguayan entities intend to reinvest any undistributed earnings to further expand their business in each respective country. As a result, the Group has not recorded any deferred taxes on the cumulative amount any undistributed earnings in each country. It is impractical to calculate any potential tax effect at this time.

F-31

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Current tax expense
Current year	9,387	12,605	13,361
Adjustment for prior years	(2,357)	(426)	(3,676)
	7,030	12,179	9,685
Deferred tax expense
Origination and reversal of temporary differences	(729)	86	(1,453)
Effect of change in tax rates	(198)	-	-
Adjustments for prior years	(237)	302	(1,079)
	(1,164)	388	(2,532)
Income tax expense	5,866	12,567	7,153

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Profit before tax	12,293	27,255	33,300
Tax expense calculated at domestic tax rates applicable to profits in the respective countries	9,492	11,452	12,098
(Income)/expense not (recoverable)/deductible for tax	1,558	433	(1,319)
Effect of tax exemptions	(2,102)	(368)	(1,846)
Changes in valuation allowance	501	1,233	2,412
Off-set of cumulative loss brought forward	-	(75)	(19)
Over provision in prior years	(2,595)	(153)	(4,755)
Others	(988)	45	582
	5,866	12,567	7,153

The weighted average applicable tax rate was 77.2% (2015: 42.0%, 2014: 36.3%,). The increase from 2015 to 2016 was due to loss made in the Company who has zero tax rate. The increase from 2014 to 2015 was a result of adjustments for prior period taxes and non-assessable income.

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Income tax recognized directly in equity
Income tax on changes in fair value of cash flow hedges	(729)	609	(223)
Deferred tax on movement of actuarial gain/(loss) on employee benefit plans	907	783	(1,190)
	178	1,392	(1,413)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	As of June 30,		As of June 30,		As of June 30,
	2016	2015	2016	2015	2016	2015
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Property, plant and equipment	-	-	(1,658)	(3,547)	(1,658)	(3,547)
Intangible assets	-	-	(309)	(493)	(309)	(493)
Employee benefits	8,773	6,570	-	-	8,773	6,570
Provisions	3,291	6,175	(1,142)	(969)	2,149	5,206
Other items	1,222	650	-	-	1,222	650
Tax assets / (liabilities)	13,286	13,395	(3,109)	(5,009)	10,177	8,386

Movement in deferred tax on temporary differences during the year

	Property, plant and equipment	Intangible assets	Employee benefits	Provisions	Other items	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Balance as of July 1, 2014	(6,129)	(98)	8, 319	7,550	16	9,658
Recognized in profit or loss	1,385	(475)	(664)	(1,360)	726	(388)
Recognized in other comprehensive income	-	-	783	609	-	1,392
Exchange difference	1,197	80	(1,868)	(1,593)	(92)	(2,276)

Balance as of July 1, 2015	(3,547)	(493)	6,570	5,206	650	8,386
Recognized in profit or loss	1,931	194	899	(2,374)	514	1,164
Recognized in other comprehensive income	-	-	907	(729)	-	178
Exchange difference	(42)	(10)	397	46	58	449
Balance as of June 30, 2016	(1,658)	(309)	8,773	2,149	1,222	10,177

Unrecognized tax losses/Unrecognized temporary differences

The Group has $7.6 million of unrecognized deferred tax assets relating to unrecognized losses as of June 30, 2016 (2015: $8.5 million) and $1.6 million of unrecognized deferred tax assets relating to unrecognized temporary differences (2015: nil). These unrecognized tax assets largely relate to carried forward and current year losses in the Australian and China operations of the Group. As of June 30, 2016, the accumulated tax losses in China amounting to $11.3 million (2015: $13.4 million) will expire in five years. There is no expiry period for the tax losses in Australia.

14.	Earnings/(Loss) Per Share

The calculation of the basic earnings per share is based on loss attributable to equity holders of $9.2 million (2015: loss of $0.5 million 2014: profit of $5.9 million) and the weighted average number of 110,766,600 shares in issue (2015 and 2014: 110,766,600 shares) during the year.

The calculation of the diluted earnings per share for the years ended June 30, 2016 and 2015 was based on loss attributable to equity holders of $9.2 million and $0.5 million, respectively and 110,766,600 shares in issue during each year. All of the ordinary shares issuable upon exercising employee share options and restricted shares were not included in the calculation of dilutive loss per share for either period because the effect of inclusion would be anti-dilutive.

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

Options to purchase 2,404,000, 2,624,000 and 3,210,667 ordinary shares were exercisable as of June 30, 2016, 2015 and 2014, respectively. Total vested restricted shares outstanding as of June 30, 2016 were 2,769,165.

15.	Cash and Cash Equivalents, and Bank Facilities

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Cash and cash equivalents	8,332	9,886
	8,332	9,886
Short-term facilities:
Short-term facilities	(41,795)	(47,798)
Long-term facilities - current portion	(8,532)	(6,362)
	(50,327)	(54,160)
Long-term facilities
Long-term portion	(82,585)	(60,785)

	(124,580)	(105,059)

Bank facilities

The Group’s subsidiary, PGW, has a syndicated facility agreement that provides bank facilities of up to $125.0 million. The agreement contains various financial covenants and restrictions that are standard for facilities of this nature, including maximum permissible rates for debt leverage and operating leverage. PGW has granted a general security deed and mortgage over all its wholly-owned New Zealand and Australian assets to a security trust. These assets include the shares held in South American subsidiaries and equity investee. ANZ Bank New Zealand Limited acts as security trustee for the banking syndicate (ANZ Bank New Zealand Limited, Bank of New Zealand Limited and Westpac New Zealand Limited).

PGW bank syndicate facilities include:

-	A term debt facility of $82.4 million maturing on August 1, 2018 with outstanding borrowings of $46.1 million (2015: $44.8 million) as of June 30, 2016.
-	A working capital facility of up to $42.6 million maturing on August 1, 2018 with outstanding borrowings of $6.4 million (2015: $4.1 million) as of June 30, 2016.

The syndicated facility agreement also allows the PGW, subject to certain conditions, to enter into additional facilities outside of PGW’s syndicated facility. The additional facilities are guaranteed by the security trust. These facilities amounted to $13.8 million (2015: $19.0 million) as of June 30, 2016 including:

-	Overdraft facilities of $6.8 million (2015: $6.5 million)
-	Guarantee and trade finance facilities of $4.6 million (2015: $4.5 million)
-	Finance lease facilities of $2.3 million (2015: Nil).

In addition, during the year ended June 30, 2016, two of the Group’s wholly-owned Uruguayan subsidiaries (Wrightson Pas S.A. and Agrosan S.A.) jointly and severally entered into a club structure to simplify the bank financing of the Group’s South American operations. The club facilities contain various financial covenants and restrictions that are standard for facilities of this nature. The club facilities are denominated in USD, secured by a mortgage over the new Uruguay logistics center and provide:

-	An amortizing logistics centre facility of $10.0 million maturing on September 17, 2022.
-	A committed facility of $12.0 million maturing on September 17, 2018.

Separate to the club facility, the Group’s South American operations have various unsecured financing facilities that amounted to $16.3 million as at June 30, 2016 (2015: Nil).

The Group’s subsidiary, Agria Group Limited, obtained a loan facility of approximately $21.9 million which will mature on July 23, 2019. The outstanding loan borrowing was $21.9 million as of June 30, 2016 (2015: $22.3 million). This loan is guaranteed by a third party at an approximate rate of 3% to 4% per annum.

The Group’s subsidiary, Agria NZ Finance Limited, obtained a loan facility of approximately $4.8 million which will mature on July 29, 2016. The outstanding loan borrowing was $4.7 million as of June 30, 2016 (2015: Nil).

The Group’s subsidiary, NKY, obtained trade facilities of approximately $11.3 million which will mature in 9 months upon draw down. The loan borrowing was $11.1 million at June 30, 2016 (2015: $8.9 million).

The weighted average interest rates on short-term and long-term borrowings outstanding as of each balance sheet date were as follows.

	As of June 30,
	2016	2015
Short-term facilities	4.7%	4.8%
Long-term facilities	3.4%	3.3%

16.	Accounts Receivables, Prepayments and Other Current Assets

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Accounts receivable	149,065	156,523
Accounts receivable due from related party (Note (i))	12,075	-
Less provision for doubtful debts	(6,062)	(5,155)
Net accounts receivable	155,078	151,368
Other receivables and prepayments	33,772	23,737
	188,850	175,105

Note:

(i)	The Group has transacted with its related party, Agimol Corporation S.A. and its subsidiaries, during the period ended June 30, 2016. The aggregate value of transactions between the Group and Agimol Corporation S.A. and its subsidiaries amounted to $19.7 million between the date of acquisition and June 30, 2016. The outstanding balance as at June 30, 2016 was $12.1 million. No provision is held in respect of the outstanding balance.

Analysis of movements in provision for doubtful debts are as follows:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Balance at beginning of year	(5,155)	(5,649)	(4,790)
Provision for doubtful collection	(1,492)	(663)	(981)
Write-offs	648	76	515
Exchange differences	(63)	1,081	(393)
Balance at end of year	(6,062)	(5,155)	(5,649)

The aging status of the accounts receivable at the reporting date are as follows:

	June 30, 2016		June 30, 2015
	Not impaired	Impaired	Not impaired	Impaired
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Not past due	139,931	-	132,885	-
Past due 1-30 days	9,659	174	12,744	148
Past due 31-60 days	1,850	2	1,473	103
Past due 61-90 days	2,202	2,736	2,408	1,906
Past due 90 plus days	1,436	3,150	1,858	2,998
Impairment	-	(6,062)	-	(5,155)
	155,078	-	151,368	-

17.	Inventories

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Merchandise / finished goods	176,903	173,008
Raw materials and work in progress	10,174	11,332
Less provision for inventory write down	(5,135)	(5,459)
	181,942	178,881

During the year ended June 30, 2016, finished goods, work in progress, raw materials and consumables included in cost of sales in the Statement of Profit or Loss amounted to $543.6 million (2015: $637.2 million; 2014: $704.9 million) (see note 7).

During the year ended June 30, 2016, inventories written down to net realizable value amounted to $4.9 million (2015: $2.6 million; 2014: $4.5 million). The write-downs are included in cost of sales in the Statement of Profit or Loss. Consideration is given to factors such as age, germination levels and quality when assessing the net realizable value of seeds inventory.

18.	Financial Instruments

The table below sets out the Group’s classification of each class of financial assets and liabilities, and their fair values.

	Designated at fair value	Other amortized cost	Total carrying amount	Fair value
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2016
Assets
Cash and cash equivalents	-	8,332	8,332	8,332
Derivative financial instruments	3,734	-	3,734	3,734
Trade and other receivables	-	155,078	155,078	155,078
Other investments	2,251	4,188	6,439	6,439
	5,985	167,598	173,583	173,583
Liabilities
Derivative financial instruments	1,746	-	1,746	1,746
Trade and other payables	-	218,697	218,697	218,697
Bank facilities	-	132,912	132,912	132,912
	1,746	351,609	353,355	353,355

As of June 30, 2015
Assets
Cash and cash equivalents	-	9,886	9,886	9,886
Derivative financial instruments	1,547	-	1,547	1,547
Trade and other receivables	-	151,368	151,368	151,368
Other investments	4,852	3,789	8,641	8,641
Finance receivables	-	972	972	972
	6,399	166,015	172,414	172,414
Liabilities
Derivative financial instruments	3,567	-	3,567	3,567
Trade and other payables	-	197,840	197,840	197,840
Bank facilities	-	114,945	114,945	114,945
	3,567	312,785	316,352	316,352

The Group’s banking facilities are based on floating interest rates. Therefore, the fair value of the banking facilities equals the carrying value.

19.	Property, Plant and Equipment

	Land	Buildings	Plant and equipment	Capital works projects	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2014	23,374	42,676	83,917	811	150,778
Additions	1,812	241	4,955	7,031	14,039
Added as part of a business combination	-	-	84	-	84
Reclassification	-	-	82	(82)	-
Disposals and transfers to other asset classes	(599)	(823)	(1,091)	-	(2,513)
Exchange difference	(5,272)	(8,279)	(16,885)	(1,027)	(31,463)
Balance at June 30, 2015	19,315	33,815	71,062	6,733	130,925
Additions	-	13,712	7,443	-	21,155
Added as part of a business combination	-	-	148	-	148
Reclassification	-	-	3,725	(3,725)	-
Disposals and transfers to other asset classes	(4,301)	(8,600)	(2,119)	-	(15,020)
Exchange difference	489	874	1,989	77	3,429
Balance at June 30, 2016	15,503	39,801	82,248	3,085	140,637

Accumulated depreciation and impairment losses

Balance at July 1, 2014	-	4,051	42,124	-	46,175
Depreciation for the year	-	879	4,621	-	5,500
Depreciation recovered to cost of sales	-	-	991	-	991
Disposals and transfers to other asset classes	-	(154)	(828)	-	(982)
Exchange difference	-	(889)	(8,863)	-	(9,752)
Balance at June 30, 2015	-	3,887	38,045	-	41,932
Depreciation for the year	-	781	4,454	-	5,235
Depreciation recovered to cost of sales	-	-	867	-	867
Disposals and transfers to other asset classes	-	(377)	(1,310)	-	(1,687)
Exchange difference	-	185	1,210	-	1,395
Balance at June 30, 2016	-	4,476	43,266	-	47,742
Carrying amounts
At June 30, 2015	19,315	29,928	33,017	6,733	88,993
At June 30, 2016	15,503	35,325	38,982	3,085	92,895

20.	Other Investments

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Current investments
BioPacificVentures	2,251	-
Advances to equity investees	2,500	-
	4,751	-

Non-current investments
BioPacificVentures	-	4,851
Advances to equity investees	-	2,500
Sundry other investments including saleyards	1,688	1,290
	1,688	8,641

A fair value gain of $3.6 million was recorded in other comprehensive income for the BioPacificVentures investment in the year ended June 30, 2016 (2015: fair value loss of $1.8 million). In addition the Group received a capital return of $6.5 million in respect of its BioPacificVentures investment in the year ended June 30, 2016 (2015: $0.1 million). The investment is classified as a level 3 financial instrument (note 3). The investment in BioPacificVentures has an anticipated total lifespan of 12 years.

The advance to equity investees is a loan to the South American investee entity, Fertimas S. A. This loan matures in May 2017. Interest is payable on the balance at 7.5% per annum and no provision for doubtful debts was recorded against the loan as at June 30, 2016 (2015: nil).

Sundry consists of sale yards investments, which do not have a market price in an active market and whose fair value cannot be reliably determined, are carried at cost.

21.	Intangible Assets

	Land use rights	Trademarks, Patents & Rights	Software	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2014	59,839	6,730	15,857	82,426
Additions	93	737	1,926	2,756
Disposals	-	(392)	-	(392)
Exchange difference	(84)	(1,153)	(3,750)	(4,987)
Balance at June 30, 2015	59,848	5,922	14,033	79,803
Additions	-	977	1,111	2,088
Added as part of a business combination	-	854	-	854
Disposals	-	(1,473)	32	(1,441)
Exchange difference	(111)	9	632	530
Balance at June 30, 2016	59,737	6,289	15,808	81,834

Accumulated amortization and impairment

Balance at July 1, 2014	59,738	4,055	11,285	75,078
Amortization for the year	6	435	1,168	1,609
Elimination on disposals	-	(296)	-	(296)
Exchange difference	8	(856)	(2,639)	(3,487)
Balance at June 30, 2015	59,752	3,338	9,814	72,904
Amortization for the year	6	664	1,356	2,026
Elimination on disposals	-	(1,132)	3	(1,129)
Exchange difference	(104)	(204)	503	195
Balance at June 30, 2016	59,654	2,666	11,676	73,996

Carrying amounts
At June 30, 2015	96	2,584	4,219	6,899
At June 30, 2016	83	3,623	4,132	7,838

22.	Goodwill

	2016	2015
	(US$’000)	(US$’000)
Opening balance	3,299	3,278
Exchange difference	(258)	21
Closing balance	3,041	3,299

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

Based on the assessment test of goodwill, in the opinion of the Directors, no impairment against the Group’s goodwill as of June 30, 2016 is considered necessary.

23.	Accounts and Other Payables

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Accounts payable	100,526	87,417
Loyalty reward programme	964	1,030
Deposits received in advance	5,993	2,245
Provisions (note i)	1,637	4,253
Accrued inventory purchases	29,613	26,008
Accrued royalty fees	3,130	3,084
Accrued rebates	4,824	5,539
Other accrued liabilities	11,380	16,021
Accrued lease obligations	2,337	2,263
Due to non-controlling interest (note ii)	25,846	25,761
Employee entitlements	15,303	14,359
Other liabilities	17,142	9,860
	218,695	197,840

Payable within 12 months	212,597	194,034
Payable beyond 12 months	6,098	3,806
	218,695	197,840

Note:

(i)	Provisions

Commerce Commission investigation

The New Zealand Commerce Commission (Commission) undertook an investigation in relation to allegations of price fixing by New Zealand livestock companies including the Group’s Livestock segment in respect of fees associated with the implementation of the National Animal Identification and Tracing Act 2012 (NAIT) requirements. The Commission reached a view that the requirements of the Commerce Act 1996 (Commerce Act) had been breached and filed proceedings seeking a pecuniary penalty from the Group. Included within accruals and other liabilities in 2015 is a provision in respect of the estimated financial impact of the proceedings.

During the year ended June 30, 2016, the High Court approved the penalty agreed to between PGW and the Commission to resolve the proceeding brought by the Commission against PGW.

In reaching agreement with the Commission, PGW agreed to pay a pecuniary penalty of $1.8 million and to review the NAIT related fees it charges. Payment was made during the year ended 30 June 2016. This payment reflects the role PGW took in coordinating much of the industry response and planning relating to the implementation of NAIT including errors made in reaching arrangements affecting price in breach of the Commerce Act. The penalty includes a discount which reflects resolution prior to trial and the fact that PGW provided its full cooperation to the Commission investigation into the matter.

(ii)	Due to non-controlling interest

Represents a put option held by New Hope International (“New Hope”), a non-controlling interest. At initial recognition, the financial liability was recognized at the present value of its estimated exercise price with a corresponding debit to other reserves. Subsequently, the financial liability is being recorded at amortized cost using the effective interest rate method. As of June 30, 2016, the Group has made a prepayment of $25.8 million (2015: $12.9 million) to New Hope relating to this put option. The completion of the shareholders agreement with New Hope International in respect of the exercise of the transfer of all or part of its shares to Agria is subject to approval(s) under New Zealand law including consent from the Overseas Investment Office.

Mr. Guanglin Lai, the chairman of the Company’s board, made a personal guarantee to the non-controlling interest for the Company’s payment obligation in the event that non-controlling exercises its put option. The Company agreed to indemnify Mr. Lai against all the obligations, losses, costs, damages, expenses, liabilities, actions and demands that he may incur or sustain in connection with his personal guarantee. On the basis that we have made full prepayment to New Hope International as of June 2016, the aforesaid Personal Guarantee and Indemnification have been discharged.

24.	Defined Benefit Liability

Defined Benefit Asset / Liability

	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Present value of funded obligations	(52,126)	(49,064)
Fair value of plan assets	37,418	39,099
Total defined benefit liability	(14,708)	(9,965)
ESCT on committed contributions - short-term	(1,876)	-
ESCT on committed contributions - long-term	(1,684)	-
Total defined benefit liability	(18,268)	(9,965)

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

During the year ended June 30, 2016, the Group made a commitment to provide certain contributions to the two plans over a five year period. As a result of the commitment the defined benefit liability now includes the impact of ESCT (Employer Superannuation Contribution Tax) on the committed contributions.

The Employment Benefits Plan assets consist of:	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2016	2015	2016	2015
Equities	79%	76%	79%	76%
Fixed interest	19%	21%	19%	21%
Cash	2%	3%	2%	3%
	100%	100%	100%	100%

Plan assets included PGW’s ordinary shares of approximately $1.2 million (2015: $1.3 million).

Actuarial Assumptions:	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2016	2015	2015	2014
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	2.34%	3.62%	2.34%	3.62%
Future salary increases	3.00%	3.00%	0.00%	0.00%
Future pension increases	2.00%	2.00%	1.40%	1.40%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows:

	PGG Wrightson Employment Benefits Plan (Years)		Wrightson Retirement Plan (Years)
	2016	2015	2016	2015
Longevity at age 65 for current pensioners
Males	21	21	21	21
Females	24	24	24	24
Longevity at age 65 for current members aged 45
Males	24	24	24	24
Females	27	27	27	27

As of June 30, 2016, the weighted average duration of the defined benefit obligation was 7.7 years for the PGG Wrightson Employment Benefits Plan and 10.1 years for the Wrightson Retirement Plan (2015: 8.8 years for the PGG Wrightson Employment Benefits Plan and 10.5 years for the Wrightson Retirement Plan).

Sensitivity Analysis

The sensitivity of the defined benefit obligation (DBO) to changes in the weighted principal assumption is:

	2016
	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption
	(US$’000)	(US$’000)
Change in assumption
Discount rate (0.50% movement)	1,367	(1,476)
Salary growth rate (0.50% movement)	(306)	263
Pension growth rate (0.25% movement)	(552)	547
Life expectancy (1 year movement)	(705)	755

	2016	2015	2014	2013	2012
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Historical information
Present value of the defined benefit obligation	52,126	49,064	59,789	56,244	59,764
Fair value of plan assets	(37,418)	(39,099)	(47,952)	(40,152)	(38,973)
Deficit in the plan	14,708	9,965	11,837	16,092	20,791

The Group expects to pay approximately $6.7 million (2015: $0.7 million) in contributions to defined benefit plans in 2017. Member contributions are expected to be approximately $0.7 million (2015: $0.7 million).

Movement in the liability for defined benefit obligations:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligation at July 1	49,064	59,789	56,244
Benefits paid by the plan	(2,334)	(4,107)	(3,912)
Current service costs	726	973	1,013
Interest costs	1,738	2,291	2,354
Member contributions	841	1,006	1,111
Actuarial (gains)/losses recognized in other comprehensive income arising from:
Gains from changes in financial assumptions	3,231	2,582	(4,118)
Experience (gains)/losses	(3,354)	214	(132)
Exchange difference	2,214	(13,684)	7,229
Liability for defined benefit obligation at June 30	52,126	49,064	59,789

Movement in plan assets:
Fair value of plan assets at July 1	39,099	47,952	40,152
Contributions paid into the plan	807	1,007	1,185
Member contributions	841	1,006	1,111
Benefits paid by the plan	(2,334)	(4,107)	(3,912)
Current service costs and interest	1,383	1,830	1,749
Actuarial gains/(losses) recognized in equity	-	-	-
Expected return on plan assets	(3,912)	2,351	2,239
Exchange difference	1,534	(10,940)	5,428
Fair value of plan assets at June 30	37,418	39,099	47,952

Expense recognized in profit or loss:
Current service costs	726	973	1,013
Interest	354	462	606
Expected return on plan assets	3,912	(2,351)	(2,239)
	4,992	(916)	(620)

Recognized in non-operating items - (gain)/loss	4,185	(1,923)	(1,806)
Recognized in Employee benefit expense	807	1,007	1,186
	4,992	(916)	(620)

Gains and losses recognized in equity:
Cumulative losses at July 1	(25,319)	(18,980)	(21,299)
Net profit and loss impact from current period costs	(4,992)	916	620
Recognized during the year	(3,238)	(2,796)	4,250
Exchange difference	7,707	(4,459)	(2,551)
Cumulative losses at June 30	(25,842)	(25,319)	(18,980)

25.	Share Capital and Share Premium

	Number of shares issued	Share Capital	Share Premium
		(US$’000)	(US$’000)

At June 30, 2015	110,766,600	-	160,971

At June 30, 2016	110,766,600	-	160,971

The authorized share capital of the Company is US$50,000 divided into 450,000,000,000 ordinary and 50,000,000,000 preferred shares with par value of US$0.0000001 per share.

26.	Statutory Reserves and Other Reserves

Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of individual subsidiaries in China, each of them in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2016, the balance of statutory reserves is provided from the profit after tax of NKY.

The statutory common reserve fund is not distributable except upon liquidation.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities that hedge the Group’s net investment in a foreign subsidiary.

The following reserves are included in the caption “Other Reserves”.

Realized capital reserve

The realized capital reserve comprises the cumulative net capital gains that have been realized.

Revaluation reserve

The revaluation reserve relates to historic revaluations of property, plant and equipment.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet settled.

Defined benefit plan reserve

The defined benefit plan reserve contains actuarial gains and losses on plan assets and defined benefit obligations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets and equity investments elected at fair value through other comprehensive income until the investments are derecognized or impaired.

Share Repurchase Program

The Company’s Board authorized a share repurchase program on June 8, 2016, under which the Company may repurchase up to $10 million of its outstanding ADS through December 31, 2017. The repurchases may be made on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. The timing and extent of any purchases will depend on market conditions and be in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases made under this program from its available cash balance.

27.	Share-based Payment Reserves

2007 Share Incentive Plan

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

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	June 30, 2016		June 30, 2015
	Average exercise price in $ per share option	Options (thousands)	Average exercise price in $ per share option	Options (thousands)
At 1 July	1.48	2,624	1.38	3,344
Granted	-	-	-	-
Forfeited	-	-	1.00	(700)
Exercised	-	-	-	-
Expired	2.73	(220)	1.00	(20)
At June 30	1.36	2,404	1.48	2,624

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant-vest	Expiry date - 1 July	Exercise price in $ per share option	Share options (thousands)
			2016	2015
2007-2010	2017	4.80	104	204
2007-2011	2017	4.80	200	200
2008-2012	2017	1.00	400	400
2009-2011	2017	0.92	200	200
2010-2013	2020	1.00	1,100	1,220
2010-2013	2020	1.00	-	-
2011-2014	2021	0.34	400	400
			2,404	2,624

Share-based payment expense for all share options granted have been fully recorded as of June 30, 2016.

2015 Share Incentive Plan

On September 9, 2015, the Board of Directors approved the Company to adopt the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The board of directors has authorized the issuance of up to 16,614,990 ordinary shares upon exercise of awards granted under the 2015 Plan. During the year ended June 30, 2016, 11,076,660 restricted shares were granted to our directors and executive officers and other individuals as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant. The total of restricted shares that vested during the year and as of June 30, 2016 were 2,769,165 shares. As of June 30, 2016, the number of unvested restricted shares was 8,307,495.

The weighted average fair value of restricted shares granted during the year determined using the Black-Scholes valuation model was $0.51 per share. The fair value of restricted shares granted during the year was $5.7 million. The assumptions input into the model to determine the fair value were: (i) vesting term of equal installments of 36 months, (ii) risk free rate assumed with reference to US Treasury Bonds Rates and Bloomberg Fair Value Market Curves as of the Valuation Date, and (ii) the volatility estimated based on the historical volatility of the Company. The fair value is being amortized in profit and loss over a thirty-six month vesting period. During the year ended June 30, 2016, restricted share amortization expense was $1.5 million.

28.	Commitments

(1) Operating lease commitments

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period between four and six years.

The Group leases office and computer equipment. Leases are typically for a period of three years.

The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis. During the year ended June 30, 2016, sublease revenue totaled approximately $0.8 million (2015:$0.9 million).

Non-cancellable operating lease rentals are payable as follows as of June 30, 2016 and 2015:

	2016	2015
	(US$’000)	(US$’000)

Within one year	14,560	14,288
Between one and five years	32,730	22,186
Beyond five years	10,588	6,734
	57,878	43,208

(2) Commitments

	2016	2015
	(US$’000)	(US$’000)

Capital expenditure not provided for (note (i))	1,209	12,257
Commitments of investments (note (ii))	3,655	3,961
Contributions to Primary Growth Partnership (note (iii))	1,015	1,614
Purchase commitment (note (iv))	10,304	4,454
	16,183	22,286

Notes:

(i)	Capital expenditure not provided for

South American logistics centre

Included within capital expenditure not provided for as of June 30, 2015 was a commitment of $9.4 million in respect of contracted costs to complete the new logistics centre in Montevideo, South America. There is no material capital expenditure commitment as of June 30, 2016.

Property Plant and Equipment in New Zealand

As of June 30, 2016, the $1.2 million capital expenditure not provided for related to purchase of property plant and equipment in various locations in New Zealand.

(ii)	Commitment of investments

Investment in BioPacificVentures

The Group has committed approximately $10.8 (NZ$14.0) million to an international fund established for investment in food and agriculture life sciences. The Group’s investment in BioPacificVentures began in June 2005. The investment has an anticipated total lifespan of 12 years. At June 30, 2016, approximately $10.8 (NZ$13.95) million has been drawn on the committed level of investment (2015: $10.8 million).

Investment in Beijing Zhongnong Seed Industry Co., Ltd.

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), one of the largest agricultural research organizations in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest approximately $5.3 million (RMB35 million) (of which approximately $1.7 million (RMB11 million) has been paid as of June 30, 2016) for a 53.84% equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates.

(iii)	Contributions to Primary Growth Partnership

The Group announced on February 18, 2013 that it had completed the contracting process for the Primary Growth Partnership (PGP) programme with the Ministry of Primary Industries. The PGP programme is a Seed and Nutritional Technology Development Programme that aims to deliver innovative forages for New Zealand farms. As a result of entering into the partnership the Group is committed to contributions to the partnership over the six year life of the programme which ends on December 31, 2018. The total commitment in respect of the programme has been reassessed to $2.6 million in the current year. As of June 30, 2016, total contributions of approximately $1.5 million (2015: $1.2 million) have been made to the programme.

(iv)	Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2016, under all non-cancelable agreements are approximately $10.3 million (2015: $4.5 million).

Except as disclosed, there are no material commitments.

29.	Contingent liabilities

	2016	2015
	(US$’000)	(US$’000)

Loyalty reward programme (note)	92	100
	92	100

Notes:

Loyalty Reward Programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded ASB Visa reward card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

30.	Related Party Transactions

(1)	The Company had the following related party transactions during the periods presented:

	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)

Purchase of retail goods, sale of seed under production contracts and livestock transactions
Key management personnel	3,762	4,056	4,593

Collection of amounts due from:
Equity investee	-	28	1

Loan to Equity investee	-	4	77
Proceeds of loan from shareholder	4,201	-	-
Repayment of loan from shareholder	2,446	-	-
Interest on loan from shareholder (note (i))	114	209	214

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

(2)	The Company had the following related party balances at the end of the following periods:

	June 30, 2016	June 30, 2015
	(US$’000)	(US$’000)

Amounts due from related parties:
Accounts receivable (Note 16)	12,075	-
Amounts due to related parties:
Shareholder (note (i))	4,201	2,446

Notes:

(i)	Loan from shareholder is unsecured and bears interest at 12% per annum.

31.	Principal Subsidiaries and Transactions with non-controlling interests

As of June 30, 2016, the Company’s principal subsidiaries consisted of the following entities:

		% of effective ownership	% of ownership interests directly held by
Name	Place of Incorporation	interest held by the Group	Subsidiary	Non-controlling interests

Subsidiary directly held by the Company
Agria Group Limited (formerly known as Aero-Biotech Group Limited)	British Virgin Islands (“BVI”)	100%	-	-

Subsidiaries indirectly held by the Company
China Victory International Holdings Limited (“China Victory”)	Hong Kong	100%	100.00%	-
Aero Biotech Science & Technology Co., Ltd. (“Agria China”)	People’s Republic of China (“PRC”)	100%	100.00%	-
Agria Holdings (Shenzhen) Co., Ltd. (“Agria Shenzhen”) (formerly known as Agria Brother Biotech (Shenzhen) Co., Ltd.)	PRC	100%	100.00%	-
Agria Biotech Overseas Limited (“Agria Overseas”)	Hong Kong	100%	100.00%	-
Agria Asia International Limited (“Agria International”)	Hong Kong	100%	100.00%	-
Agria Hong Kong Limited (“Agria Hong Kong”)	Hong Kong	100%	100.00%	-
Hiltex Investment Limited (“Hiltex Investment”)	BVI	100%	100.00%
Golden Hero International Co., Ltd. (“Golden Hero”)	Hong Kong	100%	100.00%
Agria Asia Investments Ltd. (“Agria Asia Investments”) (formerly known as Southrich Limited)	BVI	80.81%	80.81%	19.19%
Agria (Singapore) Pte. Ltd (“Agria Singapore”)	Singapore	80.81%	100.00%	-
Agria Corporation (New Zealand) Ltd (“Agria New Zealand”)	New Zealand	80.81%	100.00%	-
Agria NZ Finance Limited	New Zealand	100.00%	100.00%	-
PGG Wrightson Limited (“PGW”)	New Zealand	40.58%	50.22%	49.78%
PGG Wrightson Seeds Holdings Limited	New Zealand	40.58%	100.00%	-
PGW Rural Capital Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Real Estate Limited	New Zealand	40.58%	100.00%	-
Agriculture New Zealand Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Trustee Limited	New Zealand	40.58%	100.00%	-
PGW Corporate Trustee Limited	New Zealand	40.58%	100.00%	-
AgriServices South America Limited	New Zealand	40.58%	100.00%	-
PGW AgriServices Australia Pty Limited	Australia	40.58%	100.00%	-
PGG Wrightson Investments Limited	New Zealand	40.58%	100.00%	-
Bloch & Behrens Wool (NZ) Limited	New Zealand	40.58%	100.00%	-
NZ Agritrade Limited (formerly known as Agri-feeds Limited)	New Zealand	40.58%	100.00%	-
Ag Property Holdings Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Seeds New Zealand Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Seeds South America Holdings Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Seeds Australia Holdings Pty Limited	Australia	40.58%	100.00%	-
PGG Wrightson Seeds Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Consortia Research Limited	New Zealand	40.58%	100.00%	-
Grasslands Innovation Limited	New Zealand	28.41%	70.00%	30.00%
Agricom Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Genomics Limited	New Zealand	40.58%	100.00%	-
Wrightson Seeds Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Limited	New Zealand	40.58%	100.00%	-
PGG Wrightson Seeds (Australia) Pty Limited	Australia	40.58%	100.00%	-
PGW AgriTech South America S.A.	Uruguay	40.58%	100.00%	-
Wrightson Pas S.A.	Uruguay	40.58%	100.00%	-
Juzay S.A.	Uruguay	40.58%	100.00%	-
Agrosan S.A.	Uruguay	40.58%	100.00%	-
Alfalfares S.A.	Argentina	40.58%	100.00%	-
NZ Ruralco Participacoes Ltda	Brazil	40.58%	100.00%	-
Hunker S.A. (t/a Rural Centre)	Uruguay	40.58%	100.00%	-
Lanelle S.A. (t/a Riegoriental)	Uruguay	40.58%	100.00%	-
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay	20.70%	51.00%	49.00%
Kroslyn S.A. Limited	Uruguay	40.58%	100.00%	-
Escritorio Romualdo Rodriguez Ltda	Uruguay	40.58%	100.00%	-

As of June 30, 2016, the Company consolidates the following structured entities and their subsidiaries:

Name	Place of Incorporation	% of ownership interest indirectly held by Subsidiary		% of effective ownership interest held by the Company

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)	PRC	100%	(note)	100%
Agria NKY Seeds Co., Ltd. (“NKY”) (formerly known as Beijing NKY Seeding Development Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.)	PRC	100%	(note)	100%
Tianjin Beiao Seeds Technology Development Co., Ltd. (“Beiao”)	PRC	100%	(note)	100%
Wuwei NKY Seeds Co., Ltd.	PRC	100%	(note)	100%
Shanxi Jufeng Seeds Co., Ltd.	PRC	100%	(note)	100%
Zhuhai NKY Seeds Co., Ltd. (“Zhuhai NKY”)	PRC	100%	(note)	100%
Zhuhai Jintain Agriculture Development Co., Ltd	PRC	100%	(note)	100%

Note:	As described in Note 1, the Company does not have legal ownership in equity of these subsidiaries. Nevertheless, under certain contractual agreements entered into with the registered owners of these subsidiaries, the Company and its other legally owned subsidiaries control these companies by way of controlling the voting rights, governing their financial and operating policies of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company and/or its other legally owned subsidiaries. As a result, they are presented as consolidated structured entities of the Company.

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

	PGW
	As of June 30,
	2016	2015
	(US$’000)	(US$’000)
Summarized financial position
Current assets	368,553	336,908
Current liabilities	(200,971)	(202,446)
Current net assets	167,582	134,462
Non-current assets	119,426	107,156
Non-current liabilities	(92,389)	(59,998)
Non-current net assets	27,037	47,158
Net assets	194,619	181,620

	PGW
	For the year ended June, 30
	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)
Summarized statement of profit or loss
Revenue	792,322	931,488	1,013,690
Profit for the year	26,593	25,301	35,322
Other comprehensive income	(3,758)	5,533	23,510
Total comprehensive income	22,835	30,834	58,832
Dividends paid to non-controlling interests	9,837	16,556	10,407

Summarized cash flows
Cash flows provided by operating activities	23,606	22,583	45,585
Cash flows used in investing activities	(8,817)	(10,550)	(15,359)
Cash flows used in financing activities	(14,596)	(15,183)	(25,614)
Net increase / (decrease) in cash and cash equivalents	193	(3,150)	4,612

32.	Subsequent Events

Repayment of bank loan

In August 2016, the Company repaid a $4.7 million short-term bank loan.

New loan facility from related party

In August 2016, the Group’s subsidiary, China Victory, entered into a new loan agreement with a related party, Mao Xing Limited, to grant the Group $10 million maturing in July 2019. Mao Xing Limited is a limited company incorporated in British Virgin Islands, a wholly-owned subsidiary of Softpower International Limited. Mr. Guanglin Lai is an executive director and the Chairman of the Board of Directors of Agria, and is also a substantial shareholder of Softpower International Limited.

Acquisition of Grainsearch

On July 15, 2016 the Group acquired the assets and business of Grainsearch Pty Limited. Grainsearch facilitates research for new varieties of cereal seeds and is based in Victoria, Australia. Management is determining the fair value of the assets acquired. The business is included in the Group’s Seed & Grain business segment.

Assets held for sale

Subsequent to June 30, 2016 the Group sold two properties recorded as assets held for sale. The sale of these properties resulted in a gain of $0.4 million.

Dividend

On August 8, 2016 the Directors of the Group’s subsidiary, PGG Wrightson Limited, resolved to pay a final dividend of NZ$2.00 cents per share on October 4, 2016 to shareholders on PGG Wrightson’s share register as of September 5, 2016. This dividend will be fully imputed.

