Form 20-F
period 2017-06-30
AGRIA CORP
filed 2017-10-30
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017.

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
Tsim Sha Tsui, Kowloon, Hong Kong

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two ordinary shares, par value $0.0000001 per share	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,115,854 ordinary shares, par value $0.0000001 per share, as of June 30, 2017.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2018 and any other future period to differ materially from those described in any forward-looking statements made by us:

•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	the financial performance of PGW;

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business;

•	trends and competition in the agricultural industry, particularly in the markets where we operate

•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations; and

•	the impact of the SEC investigation on our business and results of operations and our investment in PGW.

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

The following table presents selected consolidated financial information for our company. The consolidated statements of profit or (loss) data for the years ended June 30, 2017, 2016 and 2015 and our consolidated financial position data as of June 30, 2017 and 2016 and July 1, 2015 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by International Accounting Standards Board, or IASB.

Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The Company restated its consolidated financial statements for the years ended June 30, 2016 and 2015 and our consolidated financial position as of June 30, 2016 and July 1, 2015 to correctly reflect the nature of certain transactions. See note 2(s) to our 2017 consolidated financial statements.

	For the Year Ended June 30,
	2017	2016 (Restated)	2015 (Restated)
	$	$	$
	(In thousands, except per share data)
Selected Consolidated Statements of Profit or Loss Data:
Revenue	822,215	807,679	944,714
Cost of sales	(586,484)	(585,312)	(693,804)
Gross profit	235,731	222,367	250,910
Other income	334	547	312
Operating expenses:
Selling, general and administrative expense	(211,914)	(192,142)	(205,590)
Research and development	(4,445)	(4,311)	(4,290)
Total operating expenses	(216,359)	(196,453)	(209,880)
Equity in earnings/(losses) of investees	90	(164)	140
Operating profit	19,796	26,297	41,482
Non-operating income (expense), other than financial income/expenses	5, 478	3,225	(4,261)
Profit before financial income/expenses and taxes	25,274	29,522	37,221
Finance income	1,089	1,589	407
Finance expenses	(10,622)	(14,906)	(12,725)
Profit before tax	15,741	16,205	24,903
Income tax	(8,992)	(6,962)	(11,909)
Profit for the year	6,749	9,243	12,994

Attributable to:
Equity holders of the Company	(10,303)	(6,300)	130
Non-controlling interests	17,052	15,543	12,864
	6,749	9,243	12,994

Earnings/(loss) per ordinary share:
Basic	(0.09)	(0.06)	0.00
Diluted	(0.09)	(0.06)	0.00

Weighted average number of ordinary shares outstanding:
Basic	110,322,214	110,766,600	110,766,600
Diluted	110,322,214	110,766,600	110,933,125

The following table presents our selected consolidated financial position data as of June 30, 2017 and 2016 and July 1, 2015:

	As of June 30,		As of July, 1
	2017	2016 (Restated)	2015 (Restated)
	$	$	$
	(In thousands)
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	15,876	8,332	9,886
Accounts receivable	161,360	151,649	152,340
Total assets	546,584	521,260	485,950
Total current liabilities	262,562	245,934	242,531
Share capital	-	-	-
Total equity attributable to equity holders of the Company	56,736	63,006	68,227
Non-controlling interests	116,784	106,578	99,290
Total equity	173,520	169,584	167,517

A fully imputed 2017 final dividend of NZ$2.0 cents per share of PGW was paid on October 4, 2017. A fully imputed 2017 interim dividend of NZ$1.75 cents per share of PGW was paid on April 4, 2017 and a fully imputed 2016 final dividend of NZ$2.0 cents per share of PGW was paid on October 4, 2016. A fully imputed 2016 interim dividend of NZ$1.75 cents per share of PGW was paid on April 5, 2016 and a fully imputed 2015 final dividend of NZ$2.0 cents per share of PGW was paid on October 1, 2015. A fully imputed 2015 interim dividend of NZ$2.0 cents per share of PGW was paid on April 8, 2015.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We face risks related to PGW’s business and operations that may adversely affect our results of operations and financial condition.

Close to 99% of our revenues have been, and we expect will continue to be, derived from PGW, and therefore our revenues have been and will continue to be directly tied to the business and operations of PGW. PGW is New Zealand’s leading provider of agricultural products and services and its business is spread across the agriculture, horticulture, livestock, merchandising, insurance, real estate, irrigation and water and financial services sectors, all of which may be subject to various risks and factors beyond our control. If PGW’s business and operations are not as successful as we expect or its revenues do not reach levels that we expected when we acquired our shareholding in it, our results of operations and financial condition may be materially and adversely affected.

We are dependent on the rural sectors in the markets where we operate.

Our revenues and results of operations depend significantly on the prospects of the New Zealand, Australian and South American rural sectors where we primarily operate. Our prospects also depend, to a significant extent, on positive farmer sentiment both in New Zealand and the other countries where we operate, which can be affected by a wide range of factors outside our control. The following are key factors and risks that can have a material impact on the performance of the rural sector and farmer sentiment and in turn our business performance:

•	Fonterra milksolids payout: The dairy sector in New Zealand is heavily influenced by the Fonterra payout announcements each year, which determine dairy farmers’ cash flows and returns for the upcoming season. Farm financial performance is heavily determined by this metric and drives on-farm investment and expenditure decisions and subsequent demand for our products and services.

•	Climate conditions: The rural sectors in the markets where we operate are exposed to seasonalclimate conditions, particularly given the adverse effects on farming caused by droughts or floods. The Australian rural sector is particularly susceptible to drought, which has the potential to result in a material adverse impact on that country’s agricultural revenue.

•	Commodity price and volume: Prices and sales volumes for agricultural commodities such as lamb, beef, wool and dairy products are key factors affecting farm financial performance. Farm financial performance dictates farmer expenditure, which significantly influences demand for our products and services and, in turn, our revenues and results of operations.

•	Regulatory changes: Changes to the regulatory structure of the New Zealand, Australian or South American rural economies could either expand or reduce the range of products and services required by farmers and other rural sector participants.

•	Animal health and crop conditions: An outbreak of animal or crop disease may dramatically reduce production or restrict the ability of our clients to sell their stock or production on domestic and international markets.

•	International trade barriers: Barriers in the form of foreign government subsidies and quota restrictions can restrict the ability of New Zealand, Australian and South American industries to sell their agricultural commodities in international markets and can also affect the price at which such commodities are sold.

•	Environmental regulations: Changes to environmental regulations and the resulting compliance burdens on PGW or its customers could adversely impact PGW’s future performance.

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

Our key strategic priorities require our ongoing efforts in pursuing strategic acquisitions, investments and strategic partnerships. In April 2011, we completed our acquisition of 50.22% of equity interest in PGW, New Zealand’s largest rural services business, which offers a wide range of products, services and solutions to farmers, growers and processors in predominantly New Zealand, Australia and part of South America.

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

We hold a 50.22% equity interest in PGW, a public company listed on the New Zealand Stock Exchange that is subject to a different set of rules and regulations from U.S. securities laws. Therefore, rules and regulations applicable to PGW may prohibit or restrict our ability to take actions with respect to PGW. Any failure to successfully manage our strategic partnership and investment may have a material adverse effect on our business and results of operations.

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

Based on the latest closing price of our ADSs and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2017. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are or were a PFIC during any taxable year during which a U.S. Holder holds ADSs or ordinary shares, as we were in certain previous taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

As of June 30, 2017, our principal shareholder, Mr. Guanglin Lai, beneficially owned 48.1% of our total outstanding shares. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

Our ADS was suspended from the New York Stock Exchange on November 3, 2016 and subsequently delisted on January 2, 2017. Delisting from the New York Stock Exchange limits the liquidity of our ADS, and hinder our ability to raise additional capital as well as having other negative results.

Our ADS was suspended from the New York Stock Exchange on November 3, 2016 and subsequently delisted on January 2, 2017 due to our failure to satisfy the NYSE’s minimum continued listing criteria. As our ADSs are delisted, the liquidity of our ADSs have been adversely affected and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

We have received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC investigation, if determined adversely to us, may have a material adverse effect on our business and results of operations and our investment in PGW.

On December 23, 2015, we received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC's subpoena is focused on: (i) the accuracy of (a) disclosures related to the nine parcels of land totaling approximately 13,500 acres retained by our Company following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), one of our consolidated structured entities until it was disposed of in July 2010, and (b) the accounting for the approximately $57.0 million of impairment provision that we took for such land parcels in July 2013, and (ii) claims of share price manipulation by certain of our Company’s executive officers in connection with our efforts to maintain our NYSE listing status. We have been fully cooperating with the SEC and are in discussions with the SEC regarding a possible settlement of these claims. We have recognized a provision for our best estimate of the expected settlement. However, any final settlement may be in excess of this provision, which would in turn have a material impact on our financial position. In addition, if any settlement exceeds a specified amount set out in certain of our banking facilities, such banking facilities would be subject to an event of review by the respective banks which could result in modified terms or the cancellation of facilities. Finally, we cannot assure you that the investigation will be settled at all or will not be determined adversely to us. If the investigation is determined adversely to us, there may be a material adverse effect on our business and results of operations and our investment in PGW.

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

Overview

The four operating segments offer different products and services, and are managed separately because they require different skills, technology and marketing strategies. There is also a group general manager for each segment. Within each segment, further business unit analysis may be provided to management where there are significant differences in the nature of activities.

Agency. Includes rural Livestock trading activities, Export Livestock, Wool, Insurance, Real Estate and Finance Commission.

-	Retail and Water. Includes the Rural Supplies and Fruitfed retail operations, PGG Wrightson Water, AgNZ (Consulting), Agritrade and ancillary sales support, supply chain and marketing functions.

-	Seed and Grain. Includes Australasia Seed (New Zealand and Australian manufacturing and distribution of forage seed and turf), Grain (sale of cereal seed and grain trading), South America (various related activities in the developing seeds markets including the sale of pasture and crop seed and farm inputs, together with operations in the areas of livestock, real estate and irrigation), and other Seed and Grain (research and development, international, production and corporate seeds).

-	Others. Includes our business in China, which contracts with farmers in China to supply maize corn product and in turn after processing it then sells seed through a distribution network throughout the country.

See note 5 to our consolidated financial statements and Item 5 of this annual report for financial information about our operating segments and geographic financial information.

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

As of June 30, 2017, through our research and development, acquisitions and licensing arrangements, we hold the rights to:

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

Investments and Strategic Partnerships

•	In February 2013, PGW completed the contracting process for a Primary Growth Partnership program, or PGP Program, with the New Zealand Ministry for Primary Industries, or MPI. PGG Wrightson Seeds is spearheading the PGP Program with Grasslanz Technology Limited, a New Zealand government-owned company engaged in science and research, to deliver innovative forages for New Zealand farms. The PGP Program is valued at NZ$14.6 million, with government PGP funding contributing NZ$7.15 million over six years. The seed and nutritional technology development PGP Program aims to develop new technologies that improve animal productivity and animal health, while overcoming adverse environmental impact.

•	In August 2015, an investment was made in Agimol Corporation S.A. (AgroCentro Uruguay). AgroCentro Uruguay is a rural servicing business. Its business units comprise the retail and distribution of agricultural inputs, farming, logistics and consulting.

•	In fiscal 2017, a distribution of $2.6 million was received from the investment held in the BioPacificVentures investment fund.

•	In fiscal 2017, we acquired a 51% investment in Agri Optics New Zealand Limited. This jointly controlled entity is accounted for using the equity method and is included in our Seed and Grain business segment. The acquisition involved an upfront payment and an earnout component determined over the next two years based on the financial performance of the business. The initial investment recorded for the investee was $0.6 million, which includes management's estimate of the fair value of the earnout. Agri Optics New Zealand Limited is a Canterbury-based precision agriculture business.

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

As of June 30, 2017, Agria Group has made by way of prepayment an aggregate sum of $25.8 million to the New Hope International for transfer of all of its shares, or approximately 11.95% interest in Agria Asia Investments, the completion of which is conditional upon and subject to the requisite approvals under New Zealand law as aforesaid including consent being obtained from the New Zealand Overseas Investment Office.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2017:

Agria Corporation
(Cayman Islands)
100%
Agria Group Limited
(British Virgin Islands)
100%
China Victory International Holdings Limited ("China Victory")
(Hong Kong)
80.81%
Agria Asia Investments Limited
(British Virgin Islands)
100%
Agria NZ Finance Limited
(New Zealand)
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

(1)	Consisting of Ms. Juan Li, the wife of Mr. Guanglin Lai and Mr. Fulin Lai, the brother of Mr Guanglin Lai, the chairman of our board of directors and a beneficial owner of our ordinary shares.

(2)	Ms. Juan Li holds 95% and Mr. Fulin Lai holds 5%.

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

We have several sale yards and wool stores in New Zealand for our Rural Services division and storage and processing facilities in New Zealand, Australia and Uruguay for our Seed and Grain division. We also have a logistics center in Uruguay and grain drying facilities in Gisborne, New Zealand.

We lease a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period between four and six years. We lease office and computer equipment. Leases are typically for a period of three years. We also lease and sublease land and buildings from which we conduct operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis.

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

As further described in note 2(s) to our 2017 consolidated financial statements, we restated our 2015 and 2016 consolidated financial statements to reflect (i) the recording of PGW’s pension accounting; (ii) the derecognition of the New Hope’s non-controlling interest in Agria Investments Asia that should have been derecognized prior to the year ended June 30, 2015 and (iii) change of presentation of our Consolidated Statement of Profit or Loss from by both nature and function to wholly by function.

PGW Pension Accounting

In prior years, we expensed the return on plan assets through the Consolidated Statements of Profit or Loss. IAS 19 “Employee Benefits” requires such amounts to be recognized through Other Comprehensive Income. The restatement had no impact on the previously reported “Defined benefit liability”, “Total equity” or “Cash flows from operating activities” amounts..

New Hope Non-Controlling Interest Derecognition

It was identified that New Hope International’s non-controlling interest in Agria Asia Investments Limited should have been derecognized prior to the year ended June 30, 2015, on the basis that the prepayment agreements established a symmetrical put and call option with regards to the shares held by New Hope, resulting in a transfer of risks and rewards associated with the ownership, subject only to relevant regulatory approval in New Zealand.

Presentation of Consolidated Statements of Profit or Loss

In prior years, we presented our Consolidated Statements of Profit or Loss by classifying our expenses by both nature and function. IAS 1 “Presentation of Financial Statements” requires either a presentation wholly by nature or wholly by function. We have elected to present costs and expenses by function in our “Consolidated Statement of Profit or Loss” and to disclose costs and expenses by nature in the notes to the consolidated financial statements for the year ended June 30, 2017. We have restated our Consolidated Statements of Profit or Loss and related disclosures for the years ended June 30, 2016 and 2015 to be consistent with the June 30, 2017 presentation. The restatement had no impact on the previously reported “Profit for the year”, “Total Equity” or “Cash flows” amounts.

	For the Year Ended June 30,
	2017		2016 (Restated)		2015 (Restated)
	$’000	% of Revenue	$’000	% of Revenue	$’000	% of Revenue
Revenue	822,215	100.0	807,679	100	944,714	100.0
Cost of sales	(586,484)	(71.3)	(585,312)	(72.5)	(693,804)	(73.4)
Gross profit	235,731	28.7	222,367	27.5	250,910	26.6
Other income	334	-	547	-	312	-
Operating expenses:
Selling, general and administrative expense	(211,914)	(25.8)	(192,142)	(23.8)	(205,590)	(21.7)
Research and development	(4,445)	(0.5)	(4,311)	(0.5)	(4,290)	(0.5)
Total operating expenses	(216,359)	(26.3)	(196,453)	(24.3)	(209,880)	(22.2)
Equity accounted earnings/(loss) of investees	90	-	(164)	-	140	-
Operating profit	19,796	2.4	26,297	3.3	41,482	4.4
Non-operating items	5,478	0.7	3,225	0.4	(4,261)	(0.5)
Profit before interest and tax	25,274	3.1	29,522	3.7	37,221	3.9
Finance income	1,089	0.1	1,589	0.2	407	0.00
Finance expenses	(10,622)	(1.3)	(14,906)	(1.8)	(12,725)	(1.3)
Profit before taxes	15,741	1.9	16,205	2.0	24,903	2.6
Income taxes	(8,992)	(1.1)	(6,962)	(0.9)	(11,909)	(1.2)
Profit for the year	6,749	0.8	9,243	1.1	12,994	1.4

Attributable to:
Equity holders of the Company	(10,303)	(1.3)	(6,300)	(0.8)	130	0.0
Non-controlling interests	17,052	2.1	15,543	1.9	12,864	1.4
	6,749	0.8	9,243	1.1	12,994	1.4

Revenue

Revenues from our Agency segment includes rural Livestock trading activities, Export Livestock, Wool, Insurance, Real Estate and Finance Commission.

Revenues from our Retail and Water segment includes the Rural Supplies and Fruitfed retail operations, PGG Wrightson Water, AgNZ (Consulting), Agritrade and ancillary sales support, supply chain and marketing functions..

Revenues from our Seed and Grain segment includes Australasia Seed (New Zealand and Australian manufacturing and distribution of forage seed and turf), Grain (sale of cereal seed and grain trading), South America (various related activities in the developing seeds markets including the sale of pasture and crop seed and farm inputs, together with operations in the areas of livestock, real estate and irrigation), and other Seed and Grain (research and development, international, production and corporate seeds).

Cost of Sales

Agency cost of sales primarily consist of (i) payments for livestock acquired for stock fattening programs, (ii) payments for livestock purchased for the purposes of live export, and (iii) payments to perform or purchase services to facilitate the provision of agency services.

Retail and water cost of sales primarily consist of (i) payments to suppliers of agrichemicals, fertilizers and other farm inputs which are sold into the New Zealand agriculture sector through our merchandising store network, (ii) payments to suppliers of capital farm equipment, including irrigation systems which are sold through our various other business units.

Seed and grain cost of sales primarily consist of (i) payments made to companies to whom we outsource production of our seed products, and (ii) direct costs associated with the treatment, dressing and other value added activities we perform on our seed products prior to them being ready for sale.

Operating Expenses

Our selling, general and administrative expenses primarily consist of salaries, share-based payments, compensation and benefits for administrative, sales finance and human resources personnel and director fees, depreciation of property, plant and equipment and amortization of land use rights, trademarks, patents, and software, provisions for bad debts, rental and operating lease costs, travel, professional fees and other expenses associated with our corporate and administrative activities as well as advertising in magazines, promotion expenses and other marketing related expenses.

Our research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities, salaries of the research and development personnel, depreciation of research and development equipment, as well as amortization of seed variety rights.

Options to purchase a total of 2,344,000 ordinary shares granted to our officers, directors and employees remain outstanding as of June 30, 2017. During the year ended June 30, 2017, no restricted shares were granted to our directors and executive officers and other individuals as a group. The total of restricted shares that vested during the year ended June 30, 2017 was 6,461,385 shares.

We determine share-based compensation expense based on the fair value of the options or restricted shares as of the date of grant and amortize such expenses over the vesting period of the options or restricted shares. A change in the amount of share-based compensation expense will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 2,344,000 ordinary shares that have been granted to our officers, directors and employees and that remain outstanding as of June 30, 2017, the total share-based compensation expense has been fully recognized as of June 30, 2017.

The total fair value of the restricted shares granted was $5.7 million, which will be amortized as stock-based compensation expense over a thirty-six month vesting period. Amortization expense recognized during the year ended June 30, 2017 for these restricted shares was $1.9 million.

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

Singapore Tax

Singapore resident companies is subject to income tax rate of 17%.

Hong Kong Tax

Hong Kong resident companies are subject to an applicable profits tax rate of 16.5% in Hong Kong.

PRC Enterprise Income Tax

PRC resident companies are all subject to enterprise income tax at a rate of 25%.

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

Results of Operations

Year ended June 30, 2017 compared to year ended June 30, 2016

Revenue

Our revenue increased by 1.8% from $807.7 million in the year ended June 30, 2016 to $822.2 million in the year ended June 30, 2017.

Agency revenue decreased by 8.1% from $153.0 million in fiscal year 2016 to $140.6 million in fiscal year 2017, primarily due to the performance of our Wool procurement and brokering business which has been impacted by the collapse of the global crossbred wool price over the past 15 months, which has resulted in much lower volumes of crossbred wool being sold, partially offset by strong results from the Livestock business due to strong international demand. Our Real Estate and Insurance businesses each performed well and broadly in line with the corresponding period last year.

Retail and water revenue increased by 8.7% from $368.9 million in fiscal year 2016 to $401.0 million in fiscal year 2017, primarily due to extremely good results from Retail. With spring being the key trading period for our Rural Supplies business, they were less affected by the autumn rains. All three Retail business areas (Rural Supplies, Fruitfed Supplies and Agritrade) contributed to the strong result, and it is particularly pleasing to see Retail continue to extend its market share and profitability gains in a highly-competitive market. The construction part of the Water business dropped year-on-year with a continued reduction in demand for irrigation projects. This was offset by the continued strong performance from the Retail businesses.

Seed and grain revenue decreased by 1.2% from $269.0 million in fiscal year 2016 to $265.8 million in fiscal year 2017. Our New Zealand Seed and Grain business was most affected by the severe weather events. For our Seed business, autumn demand for our seed products has been less than expected as many farmers have simply been unable to complete their re-grassing and autumn pasture renewal plans. For Grain, much lower harvest yields have reduced earnings from our processing and drying facilities.

Cost of Sales and Gross Profit

Our cost of sales increased by 0.2% from $585.3 million in fiscal year 2016 to $586.5 million in fiscal year 2017, lower than the increase of revenue. As a result, our gross profit margin increased from 27.5% in fiscal year 2016 to 28.7% in fiscal year 2017. For agency, strong international demand for protein and lower stock numbers have combined to push up livestock prices, therefore increasing livestock gross profit. Our wool export business also increased its profitability. Profitability of retail and water dropped year-on-year mainly due to profitability decrease in water business. Retail business continues to extend its profitability gains. Seed and grain profitability was adversely affected by bad weather and low harvest yields.

Other Income

Other income decreased from $0.5 million in fiscal year 2016 to $0.3 million in fiscal year 2017.

Research and Development

Research and development expense increased slightly from $4.3 million in fiscal year 2016 to $4.4 million fiscal year 2017.

Selling, general and administrative expense

Selling, general and administrative expense increased by 10.3% from $192.1 million in fiscal year 2016 to $211.9 million in fiscal year 2017, primarily due to increase of employee benefit expense and incentive scheme and increase of rental cost, depreciation and amortization expense, legal expense, bad debt expense, class action settlement fee and provision for pending litigation and claims.

Equity in Earnings/(Losses) of Investees

Equity in earnings/(losses) of investees resulted in loss of $0.2 million in fiscal year 2016 and income of $0.1 million in fiscal year 2017.

Operating Profit

As a result of the foregoing factors, operating profit decreased by 24.7% from $26.3 million in fiscal year 2016 to $19.8 million in fiscal year 2017.

Non-operating Items

Non-operating items resulted in net income of $5.5 million in fiscal year 2017, which was primarily gain on asset/investment disposals of $6.9 million deducted by fair value adjustment and service fee for defined benefit plan, compared to gain on asset disposals of $3.6 million in fiscal year 2016.

Net Interest and Finance Costs

Our net interest and finance costs decreased from $13.3 million in fiscal year 2016 to $9.5 million in fiscal year 2017, primarily due to lower funding cost and lower foreign exchange loss.

Profit before Tax

As a result of the foregoing factors, we had profit before tax of $15.7 million in fiscal year 2017, compared to $16.2 million in fiscal year 2016.

Income Tax

Our income tax expense increased from $7.0 million in fiscal year 2016 to $9.0 million in fiscal year 2017 primarily due to combined effect of higher profit before tax offset by non-taxable gains on sale of properties/investments and a tax benefit of $1.5 million on payments into a defined benefit pension scheme. The effective weighted average tax rate was 57.1% in fiscal year 2017 compared to 43.0% in fiscal year 2016. The high weighted average tax rate in fiscal year 2017 was because there was a positive adjustment for prior years in fiscal year 2016.

Profit for the Year

As a result of the foregoing factors, we had profit for the year of $6.7 million in fiscal year 2017, compared to profit for the year of $9.2 million in fiscal year 2016.

Profit Attributable to Non-controlling Interests

Of the $6.7 million profit for fiscal year 2017, $17.1 million was attributable primarily to the same non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 7.24% of Agria Asia Investments not owned by Agria Group. Of the $9.2 million profit for fiscal year 2016, $15.5 million was attributable to non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 7.24% of Agria Asia Investments not owned by Agria Group.

Loss Attributable to Equity Holders of the Company

As a result of the foregoing factors, loss attributable to equity holders of the Company was $10.3 million for fiscal year 2017, compared to loss attributable to equity holders of the Company was $6.3 million for fiscal year 2016.

Year ended June 30, 2016 compared to year ended June 30, 2015

Revenue

Our revenue decreased by 14.5% from $944.7 million in the year ended June 30, 2015 to $807.7 million in the year ended June 30, 2016.

Seed and grain revenue decreased by 13% from $310.4 million in fiscal year 2015 to $269.0 million in fiscal year 2016, primarily due to the depreciation of New Zealand Dollar against US Dollar by 13% year over year.

Retail and water revenue decreased by 18% from $448.0 million in fiscal year 2015 to $368.9 million in fiscal year 2016, primarily due to the depreciation of New Zealand Dollar against US Dollar by 13% year over year. Other than the exchange rate effect, revenue was down 5%, which reflected cautious spending by New Zealand farmers, as they reacted to lower dairy prices.

Agency revenue decreased by 9% from $168.8 million in fiscal year 2015 to $153.0 million in fiscal year 2016. Other than depreciation of the New Zealand Dollar against the US Dollar by 13%, revenue was up 5%.

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

Research and Development

Research and development expense remained flat at $4.3 million in both fiscal year 2015 and fiscal year 2016, primarily as a result of the effect of the exchange rate difference of 13%, offset by an increase of $0.2 million of additional costs incurred at PGW and $0.3 million at Agria.

Selling, general and administrative expense

Selling, general and administrative expenses decreased by 6.5% from $205.6 million in fiscal year 2015 to $192.1 million in fiscal year 2016, primarily due to increase of 5%, or $5.0 million of employee benefits at PGW following an increase in employee numbers, restricted shares amortization expense of $1.5 million at Agria, increase of $1 million depreciation and amortization expense for the increased additions of tangible and intangible assets, and the foreign currency exchange rate variance noted above.

Equity in Earnings/(Losses) of Investees

Equity accounted earnings/(loss) of investees resulted in loss of $0.2 million in fiscal year 2016, compared to income of $0.1 million in fiscal year 2015.

Operating Profit

As a result of the foregoing factors, operating profit decreased by 36.6% from $41.5 million in fiscal year 2015 to $26.3 million in fiscal year 2016.

Non-operating Items

Non-operating items resulted in net income of $3.2 million in fiscal year 2016, which included gains on sales of properties offset by fair value adjustment and service fee for defined benefit plan, compared to net expenses of $4.3 million in fiscal year 2015, which included an accrual estimate for the Commerce Commission investigation and service fee for defined benefit plan offset by a gain on sales of assets.

Net Interest and Finance Costs

Our net interest and finance costs increased from $12.3 million in fiscal year 2015 to $13.3 million in fiscal year 2016, primarily due to the impact of effective interest recorded on expected earn-out payments related to the acquisition of Agrocentro Uruguay.

Profit before Tax

As a result of the foregoing factors, we had profit before tax of $16.2 million in fiscal year 2016, compared to profit before tax of $24.9 million in fiscal year 2015.

Income Tax

Our income tax expense decreased from $11.9 million in fiscal year 2015 to $7.0 million in fiscal year 2016 primarily due to the 35% decrease in profit before tax between periods. The decrease in income tax expense was also impacted by items specific to PGW operations such as non-taxable gains recorded on the sale of properties, and the recognition of previously unrecognized tax losses. The effective weighted average income tax rate was 43.0% for fiscal year 2016 and 47.8% for fiscal year 2015. The decrease from 2015 to 2016 was mainly due to a positive adjustment to prior years’ tax in fiscal year 2016.

Profit for the Year

As a result of the foregoing factors, we had profit for the year of $9.2 million in fiscal year 2016, compared to profit for the year of $13.0 million in fiscal year 2015.

Profit Attributable to Non-controlling Interests

Of the $9.2 million profit for fiscal year 2016, $15.5 million was attributable to non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 7.24% of Agria Asia Investments not owned by Agria Group. Of the $13.0 million profit for fiscal year 2015, $12.9 million was attributable primarily to the same non-controlling interests.

Loss Attributable to Equity Holders of the Company

As a result of the foregoing factors, loss attributable to equity holders of the Company was $6.3 million for fiscal year 2016, compared to income attributable to equity holders of the Company was $0.1 million for fiscal year 2015.

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

We believe the following are our critical accounting estimates:

•	Recoverability of the carrying values of long lived assets and estimated impairment

•	Valuation of seeds inventory

•	Allowance for impairment of trade and other receivables

•	Provisions and contingent liabilities

See Note 4 to our consolidated financial statements for additional information about these critical accounting policies and estimates.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from (i) dividend payments from PGW and operating activities and (ii) financing activities, consisting of proceeds from bank borrowings and loans from related parties and other entities. As of June 30, 2017, we had $15.9 million in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use.

As of June 30, 2017, we had $48.2 million in outstanding short-term bank loans and borrowings and current portions of long term bank loans and borrowings and $85.5 million in outstanding long term portions of bank loans and borrowings.

As of June 30, 2017, short-term and long-term bank borrowing facilities were approximately $211.5 million, with an outstanding balance of $94.6 million in long-term borrowings (of which $9.1 million is classified as current liabilities) and $39.1 million in short-term borrowings.

The short and long term facilities are generally collateralized by receivables, inventories, and property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin. The weighted average interest rate was 3.8% for the fiscal year ended 2017. These loans have been provided by various banks in China, South America and New Zealand. Fixed rate borrowings represent approximately 10.9% of the total outstanding amount.

We incurred capital expenditures of $13.2 million, $23.4 million and $17.4 million in the years ended June 30, 2017, 2016 and 2015, respectively. Our capital expenditures have primarily been used to acquire property, plant and equipment and technologies. Our capital expenditures are funded by cash provided from operating activities and debt.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended June 30,
	2017	2016	2015
	$	$	$
	(In thousands)
Net cash provided by operating activities	6,872	16,984	8,706
Net cash provided by/(used in) investing activities	3,948	(22,946)	(13,779)
Net cash provided by/(used in) financing activities	(3,506)	3,991	2,086
Effect of exchange rate changes on cash and cash equivalents	230	417	(1,085)
Net decrease in cash and cash equivalents	7,544	(1,554)	(4,072)
Cash and cash equivalents at the beginning of the year	8,332	9,886	13,958
Cash and cash equivalents at the end of the year	15,876	8,332	9,886

Operating Activities

Net cash provided by operating activities in the year ended June 30, 2017 was $6.9 million, $10.1 million lower than fiscal year 2016, primarily as a result of $17.0 million higher cash collected from customers and $17.7 million higher cash paid to suppliers, $9.0 million higher cash paid to employees, a lump sum contributions of $5.4 million to defined benefit plan, $1.9 million less interest paid, $1.9 million less cash paid for income tax and $2.2 million lower cash paid for derivative assets/liabilities.

Net cash provided by operating activities in the year ended June 30, 2016 was $17.0 million, higher than fiscal year 2015 by $8.3 million, primarily as a result of $141.3 million lower cash collected from customers, $143.9 million lower cash paid to suppliers, $9.0 million lower cash paid to employees, $1.0 million higher interest paid, $2.7 lower tax paid and $4.5 million more cash paid for derivative assets/liabilities.

Net cash provided by operating activities in the year ended June 30, 2015 was $8.7 million, lower than fiscal year 2014 by $23.3 million, primarily as a result of $68.1 million lower cash collected from customers, $37.0 million lower cash paid to suppliers, $4.5 million lower cash paid to employees, $0.4 million lower interest paid, and $5.0 million more cash from derivative assets/liabilities.

Investing Activities

Net cash used in investing activities in the year ended June 30, 2017 was $3.9 million, primarily as a result of proceeds of $3.2 million from sale of investment, proceeds of $15.9 million from disposal of property, plant and equipment and other assets, offset by acquisition of Agri Optics New Zealand Limited of $0.6 million, additional investment in Agimol Corporation (Agrocentro Uruguay) of $1.4 million and acquisition of property, plant and equipment as well as software, totaled to $13.2 million.

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

Financing Activities

Net cash used in financing activities in the year ended June 30, 2017 was $3.5 million, primarily as a result of net cash inflow of $10 million from related parties’ loan, offset by $2.5 million net cash repayment of bank loans (repayment net of drawn down) and payment of dividend to minority shareholders of $10.7 million and $0.3 million cash outflow on share buyback.

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

Recently Issued Accounting Pronouncements

Please refer to note 2 to our consolidated financial statements includes elsewhere in this annual report.

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

Our expenses incurred in connection with these activities were $4.4 million, $4.3 million, $4.3 million for the years ended June 30, 2017, 2016 and 2015. Research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2017:

		Payment Due by June 30,
	Total	Within one year	One to five years	Beyond five years
	in $ millions
Short and long-term borrowings(1)
- principal	147.8	52.3	93.0	2.5
- finance costs	20.3	7.6	12.7	0.0
Lease obligations(2)	86.5	19.0	42.6	24.9
Purchase obligations(3)	6.4	6.4	-	-
Investment into BioPacific Ventures(4)	0.04	0.04	-	-
Investment into Zhongnong(5)	3.5	3.5	-	-
Capital expenditure commitment(6)	1.0	1.0	-	-
Other commitments(7)	0.6	0.4	0.2	-
Total	266.1	90.2	148.5	27.4

(1)	Includes short-term and long-term borrowings and future interest obligations.

(2)	Includes all non-cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our wool business and store network. The terms of the leases have various rights of renewal with lease periods ranging from 1 to 15 years. Also includes all non-cancelable operating leases for motor vehicles. These have lease terms of up to three years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	We have, through PGW, committed $10.8 (NZ$14.0) million to an international fund, BioPacific Ventures Limited, or BioPacific Ventures, established for investment in food and agriculture life sciences. Our investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years. At June 30, 2017, $10.2 (NZ$13.95) million has been drawn on the committed level of investment.

(5)	Represents commitments to make remaining investment into Zhongnong.”

(6)	Represents commitments for the upgrading and purchase of seeds processing equipment.

(7)	Represents commitments for the contributions to Primary Growth Partnership program.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	53	Executive Chairman of the Board of Directors
Joo Hai Lee	61	Independent Director
John Fulton	47	Chief Financial Officer
Kean Seng U	51	Head of Corporate and Legal Affairs

Mr. Guanglin Lai has served as the chairman of our board of directors since June 2007 and executive chairman since March 2013. Mr. Lai also served as our co-chief executive officer from September 2007 to June 2008 and as our chief executive officer from November 2008 to September 2009. Mr. Lai has extensive experience in investments, acquisitions and operation management, and has established many other enterprises in China, Hong Kong and internationally, in particular, animation, logistics and transportation, pharmaceutical sectors, taking a leading role in strategic planning and business development in his investment portfolio. Mr. Lai is the chairman and executive director of the board of directors, the chairman and a member of nomination committee and a member of remuneration committee of Softpower International Limited (formerly known as China Pipe Group Limited), a Hong Kong listed company, which is a leading provider to the construction sector offering a wide range of pipe related products, services and solutions to the constructors, designers, consultants and government agencies in Hong Kong and Macau. Mr. Lai was appointed as the chairman of the board of directors of PGG Wrightson Limited, a company listed on the New Zealand Stock Exchange, in October 2013 and has served as a director since December 2009. Mr. Lai also serves as the vice-chairman of the Chinese Chamber of Commerce in New Zealand. Mr. Lai holds a master of business administration in finance from The Chinese University of Hong Kong and a bachelor’s degree in accounting from Monash University, Melbourne, Australia. He is a fellow certified public accountant in Australia. Mr. Lai is a Fellow of Monash University and also the member of Global Advisory Council of Faculty of Business and Economics, Monash University.

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

B. Compensation of Directors and Executive Officers

For the year ended June 30, 2017, we paid an aggregate of approximately $2.0 million to our directors and executive officers in cash or benefits in kind.

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

As of the date of this annual report, options to purchase a total of 2,344,000 ordinary shares granted to our directors and executive officers and other individuals as a group remained outstanding.

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

As of the date of this annual report, 6,461,385 restricted shares have been granted to our directors and executive officers as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant.

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

In the year ended June 30, 2017, our board held meetings or passed resolutions by unanimous written consent 12 times.

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

D. Employees

We had approximately 1,899 full-time employees as of June 30, 2017. The following table sets forth the approximate number of employees for each of our business segments and our administrative offices as of June 30, 2017:

	Number of full-	Percentage of
	time Employees	Total Employees
Seed and grain	516	27%
Retail and Water	746	39%
Agency	387	20%
Other	118	6%
Corporate and administration	132	7%
Total	1,899	100%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of August 31, 2017; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of August 31, 2017.

The calculations in the shareholder table below are based on 110,115,854 ordinary shares issued and outstanding as of August 31, 2017. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after August 31, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	53,393,092	48.1
Joo Hai Lee	—	—
Wah Kwong Tsang	*	*
John Fulton(4)	1,538,425	1.4
Kean Seng U(4)	2,807,637	2.5
All directors and executive officers as a group(5)	58,139,155	50.3
Principal Shareholders:
Brothers Capital Limited(6)	48,522,000	44.0

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,115,854, being the number of ordinary shares outstanding as of August 31, 2017, and the number of ordinary shares underlying share options or restricted shares held by such person or group that are exercisable or will vest, respectively, within 60 days after August 31, 2017, if any.

(3)	Includes (i) 48,522,000 ordinary shares owned by Brothers Capital Limited, or BCL, a British Virgin Islands company wholly owned by Mr. Lai, (ii) 800,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after August 31, 2017, and (iii) 4,071,092 ordinary shares in the form of ADSs. The business address of Mr. Lai is 12/F Phase 1 Austin Tower, 22-26A Austin Avenue Tsim Sha Tsui, Kowloon, Hong Kong.

(4)	Restricted shares vested but not issued within 60 days after August 31, 2017.

(5)	Certain directors and executive officers have been granted options and restricted shares pursuant to the 2007 Plan and the 2015 Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(6)	BCL is a company incorporated in the British Virgin Islands. BCL is wholly owned by Mr. Lai. The business address of BCL is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

As of the date of this annual report, 110,115,854 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, The Bank of New York Mellon, which is the depositary of our ADS program and held approximately 44.1% of our outstanding ordinary shares as of the date of this annual report. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Letter of Undertaking

Each of the individual shareholders of our consolidated structured entities has executed a letter of undertaking to irrevocably undertake that, unless otherwise limited by laws, regulations or legal proceedings, he or she will remit all of the dividends and other distributions received from our consolidated structured entities to Agria Shenzhen, subject to satisfaction of their personal income tax and other statutory obligations arising from the receipt of such dividends or other distributions. The spouse of each of such individual shareholder has consented to the foregoing undertaking.]

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

Other Related Party Transactions

The following were considered related parties during the years presented:

Name of Related Parties	Relationship with us

Beijing Zhongnong Seeds Industry Co., Ltd.	A 26.8% associate held by subsidiary
Fertimas S.A.	A 50% associate held by subsidiary
Mark Dewdney	Management of PGW
John McKenzie	Management of PGW
Trevor Burt	Director of PGW (appointed December 11, 2012)

We had the following related party transactions during the years presented:

	For the Year Ended June 30,
	2017	2016	2015
	($’000)	($’000)	($’000)
Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	3,817	2,831	3,557
Trevor Burt	688	605	26
Mark Dewdney	387	326	473
Fertimas S.A.	14,781	18,644	-
Agrocentro	4,518	4,098	-
Collection of amounts due from:
Zhongnong	-	-	28
Loan to Zhongnong	-	-	4
Loan from shareholder(1)	4,148	4,201	-
Repayment of loan from shareholder	4,201	2,446	-
Interest expense on loan from shareholder	471	114	209
Draw down of loan from related party (2)	10,000	-	-
Interest expense on loan from related party	961	-	-
Repaid interest to related party	785	-	-
Sales to related party:
Agimol Corporation S.A	19,994	19,676	-

(1)	Loan from Brothers Capital Limited is unsecured and bears interest at 12% per annum.

(2)	Loan from Softpower International Limited is secured by guarantee provided by a subsidiary and bears interest at 10.5%.

In May 2016, we entered into a loan agreement with Soft Power International for $10.0 million for a period of three years. The loan was drawn down on August 1, 2016 and used to fund general corporate purposes. Soft Power International is controlled by Mr. Guanglin Lai, the chairman of our board. The terms of the loan were considered favorable in light of market conditions and the Board of Soft Power International, a HK-listed entity, gained the necessary regulatory approvals including the Hong Kong Stock Exchange.

We had the following related party balances at the end of each period:

	2017	2016
	($’000)	($’000)
Amounts due from related parties:
Accounts receivable	13,837	12,075
	13,837	12,075

Amounts due to related parties:
Accounts payable	3,667	3,356
Officers and directors of PGW	265	-
Brothers Capital Limited	4,148	4,201
Softpower International Limited	10,175	-
	18,256	7,557

Share-based Payments

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

On December 23, 2015, we received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC's subpoena is focused on: (i) the accuracy of (a) disclosures related to the nine parcels of land totaling approximately 13,500 acres retained by our Company following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), one of our consolidated structured entities until it was disposed of in July 2010, and (b) the accounting for the approximately $57.0 million of impairment provision that we took for such land parcels in July 2013, and (ii) claims of share price manipulation by certain of our Company’s executive officers in connection with our efforts to maintain our NYSE listing status. We have been fully cooperating with the SEC and are in discussions with the SEC regarding a possible settlement of these claims.

In November 2016, a class action lawsuit was filed by shareholders against us and certain members of our past and present directors and officers for matters in connection with the NYSE delisting in April 2017. We filed a motion to dismiss the class action, and the action has now been settled for a sum of $1.3 million, subject to final approval by the United States District Court for the District of New Jersey, which is scheduled for hearing in December 2017.

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

ITEM 9.	The Offer and Listing

A. Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated before delisting.

	Sales Price ($)
	High	Low
Yearly Highs and Lows
2010	3.31	1.11
2011	2.12	0.63
2012	1.56	0.65
2013	1.74	0.69
2014	2.12	0.96
2015	1.89	0.93
2016	1.40	0.71
Six Months ended June 30, 2017	N/A	N/A

Quarterly Highs and Lows
Third Quarter 2015	1.84	1.24
Fourth Quarter 2015	1.66	1.27
First Quarter 2016	1.40	0.88
Second Quarter 2016	1.15	0.85
Third Quarter 2016	0.90	0.71
Fourth Quarter 2016	0.90	0.75
First Quarter 2017	N/A	N/A
Second Quarter 2017	N/A	N/A

Monthly Highs and Lows
March 2017	N/A	N/A
April 2017	N/A	N/A
May 2017	N/A	N/A
June 2017	N/A	N/A
July 2017	N/A	N/A
August 2017	N/A	N/A
September 2017	N/A	N/A

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two of our ordinary shares, have been traded on the New York Stock Exchange since November 7, 2007 under the symbol “GRO.” and was suspended from the New York Stock Exchange on November 3, 2016 and subsequently delisted on January 2, 2017 due to our failure to satisfy the NYSE’s minimum continued listing criteria. We are in the process of evaluating the merits and costs of the alternatives for trading of our shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2017, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2017, although we were in previous years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our outstanding bank borrowings and the interest income generated by cash invested in cash deposits and liquid investments. As of June 30, 2017, our total outstanding bank borrowings amounted to $133.7 million with a weighted average interest rate of 3.8% per annum. Assuming a 1% increase in applicable interest rates, net profit after tax would have been decreased by $0.9 million. We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. We may use interest rate swaps, interest rate options and forward rate agreements to hedge the floating rate exposure as deemed appropriate. However, we do not hold or issue derivative instruments for trading purposes.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the US dollar, our reporting currency. Currently, the majority of our revenues and expenses are denominated in New Zealand dollars, with the remaining portion of revenue denominated in Australian dollars, Euros, US dollars and RMB. Of the total $133.7 million bank borrowings outstanding as of June 30, 2017, 63.9% was denominated in New Zealand dollars, 34.4% in US dollars, 0.7% in RMB and 1% in Australian dollars. Fluctuations in exchange rates, primarily among the US dollar against the New Zealand dollar, will affect our financial position. Assuming a 1% appreciation of New Zealand dollars against US dollar, our bank borrowings would have increased by $0.02 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In the year ended June 30, 2017, we did not receive any reimbursements from the depositary.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2017, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $157.1 million has been used to fund investments and for general corporate purposes. As of June 30, 2017, all of the net offering proceeds from our initial public offering had been applied.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2017, our disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We are currently putting in place the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2017 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified as of June 30, 2017:

(i)	we did not maintain effective internal control related to the introduction of new accounting requirements, specifically the accounting for defined benefit plans following the introduction of new accounting requirements in prior years; and

(ii)	we did not maintain effective internal control related to the accounting for non-controlling interests in our controlled entities, specifically the accounting for a non-controlling interest over which the Company had entered into put and call options in prior years.

Specific details of the above matters and their financial impact are set out in note 2(s) of our consolidated financial statements. More broadly, they reflect a need for the Company to increase its IFRS expertise in relation to the introduction of new standards and non-routine transactions. In addition, the auditor brought a number of matters to our attention, including those noted above, that required adjustments to our financial statements, indicating a need to increase the overall level of scrutiny and review around the preparation of our financial statements.

The material weaknesses described above resulted in misstatement of the Company’s consolidated financial statements. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of June 30, 2017.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of the Company’s disclosure controls and procedures described above.

We are designing additional controls around the identification, documentation and application of technical accounting guidance with particular emphasis on the introduction and implementation of new accounting standards and on accounting for events outside the ordinary course of business and the oversight of the preparation of our financial statements. These controls are expected to include the implementation of additional supervision and review by qualified personnel and the preparation of formal accounting memoranda to support our conclusions on technical and complex accounting matters.

We intend to complete the implementation of our remediation plan during fiscal 2018.

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

Based on the evaluation we conducted, management has concluded that, other than the additional material weaknesses as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A.	Audit Committee Financial Expert

None.

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

This section discusses the aggregate fees paid by us in connection with certain professional services rendered by KPMG during the years ended June 30, 2017 and by GHP Horwath during the years ended June 30, 2016 and 2015, in each case an independent registered public accounting firm.

	For the Year Ended June 30, (2)(3)
	2017	2016	2015
	($ millions)	($ millions)	($ millions)
Audit fees (1)	0.36	0.43	0.50
Tax fees	-	0.07	-
Other non-audit fees	-	0.01	-
Total	0.36	0.51	0.50

(1)	Aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the performance of agreed upon procedures on our comparative unaudited interim financial statements

(2)	Except as otherwise disclosed, we did not pay any other fees to our auditors during the periods.

(3)	In addition, PGW paid fees to KPMG in the year ended June 30, 2017 for the audit of PGW’s financial statements (including its subsidiaries and associates) of approximately $0.27 million and for other audit-related opinions of approximately $0.04 million. This was mainly for the purposes of PGW satisfying their New Zealand reporting obligations.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

On December 31, 2016, the Company received notice from GHP Horwath P.C. (“GHP Horwath”) that had chosen to not seek reappointment as our independent registered public accounting firm. GHP Horwath’s resignation was effective as of December 31, 2016. Effective July 24, 2017, the Board appointed KPMG as our independent registered public accounting firm for the fiscal year ended June 30, 2017. The change was approved by our board of directors.

GHP Horwath’s audit reports on our consolidated financial statements as of and for the years ended June 30, 2016 and 2015 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended June 30, 2016 and 2015 and subsequent interim period preceding December 31, 2016, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with GHP Horwath on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of GHP Horwath, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended June 30, 2016 and 2015.

During the two fiscal years ended June 30, 2016 and 2015, and subsequent interim period preceding December 31, 2016, there were no reportable events (hereinafter defined) requiring disclosure pursuant to Item 16F (a) (1) (v) of Form 20-F.

During the two fiscal years ended June 30, 2016 and 2015, and through December 31, 2016, neither we nor anyone on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has KPMG provided to us a written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with GHP Horwath as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to GHP Horwath and requested that GHP Horwath furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of GHP Horwath’s letter dated October 26, 2017 is attached herewith as Exhibit 4.41.

ITEM 16G.	Corporate Governance

None.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

Exhibit Number	Description of Document

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.2	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.3	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.4	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.5	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.6	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.7	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.10	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12	English Translation of Loan Contract, dated as of May 7, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

Exhibit Number	Description of Document

4.13	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.14	English Translation of Supplemental Agreement to Loan Contract, dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.15	English Translation of Equity Pledge Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.16	English Translation of Exclusive Call Option Agreement dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.17	English Translation of Letter of Undertaking, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.18	English Translation of Power of Attorney, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.19	English Translation of Statement of Spouse, dated as of May 7, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.20	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.21	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.22	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.23	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.24	Form of Employment Agreement with Senior Executive Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.25	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

Exhibit Number	Description of Document

4.26	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.27	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.28	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.29	Agreement relating to Supplemental Agreement, dated as of January 14, 2013, between Agria Group Limited and New Hope International (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.30	Prepayment Agreement relating to Supplemental Agreement, dated as of August 5, 2013, between Agria Group Limited and New Hope International (Hong Kong) Limited (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.31	Supplemental to Prepayment Agreement, dated as of February 2015, between Agria Group Limited and New Hope International (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.32	Deed of Release, dated as of October 22, 2015, among New Hope International (Hong Kong) Limited, Agria Asia Investment Limited and Agria Group Limited (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.33	English Translation of Loan Contract, dated as of March 13, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.34	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.35	English Translation of Supplemental Agreement to Loan Contract, dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.36	English Translation of Equity Pledge Agreement, dated as of March 13, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.37	English Translation of Exclusive Call Option Agreement dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen PGW Seeds Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.38	English Translation of Letter of Undertaking, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

Exhibit Number	Description of Document

4.39	English Translation of Power of Attorney, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.40	English Translation of Statement of Spouse, dated as of March 13, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.41*	Letter dated October 26, 2017 from GHP Horwath

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

12.1*	Executive Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Executive Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of GHP Horwath, P.C.

15.2*	Consent of KPMG

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

	By:	/s/ Guanglin Lai
Name: Guanglin Lai
Title: Executive Chairman of the Board of Directors

Date: October 26, 2017

Agria Corporation and subsidiaries

Consolidated Financial Statements

As of June 30, 2017, 2016 and July 1, 2015, and for each of the years in the three-year period ended June 30, 2017

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Agria Corporation

We have audited the accompanying consolidated statement of financial position of Agria Corporation (the “Company”) and subsidiaries as of June 30, 2017 and the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 2016 and 2015 consolidated financial statements of the Company were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatements to correct the financial reporting errors described in note 2(s) to the consolidated financial statements and for the adjustments applied to conform to the 2017 composition of the reportable segments, in their report dated September 20, 2016.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of June 30, 2017, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed above, the 2016 and 2015 consolidated financial statements of the Company were audited by other auditors who have ceased operations. As described in note 2(b), the Company changed the composition of its reportable segments in 2017, and the amounts in the 2016 and 2015 consolidated financial statements relating to reportable segments have been restated to conform to the 2017 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2016 and 2015 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. As described in note 2(s) to the consolidated financial statements, the Company identified financial reporting errors in its 2016 and 2015 consolidated financial statements pertaining to 1) the presentation of consolidated statements of profit or loss, 2) the accounting treatment related to defined benefit pension scheme, and 3) the accounting for certain non-controlling interests. The 2016 and 2015 consolidated financial statements have been restated to correct these misstatements. We audited the correcting adjustments that were applied to restate the 2016 and 2015 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2016 and 2015 consolidated financial statements of the Company other than with respect to the adjustments to restate the disclosures for reportable segments and the correcting adjustments for the identified financial reporting errors, and, accordingly, we do not express an opinion or any other form of assurance on the 2016 and 2015 consolidated financial statements taken as a whole.

We draw attention to note 23 which describes the current investigation of the Company by the US Securities and Exchange Commission, the outcome of which is uncertain and when resolved could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

/s/ KPMG

Auckland, New Zealand
October 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Agria Corporation

We have audited, before the effects of the adjustments for the correction of the errors described in Note 2(s) and before the effects of the adjustments to retrospectively apply the impact of the change in the composition of reportable segments described in Notes 2(b) and 5, the accompanying consolidated statements of financial position of Agria Corporation and its subsidiaries (the “Company”) as of June 30, 2016 and the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in equity for the years ended June 30, 2016 and 2015 (the 2016 and 2015 consolidated financial statements before the effects of the adjustments discussed in Note 2(s), 2(b) and 5 are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, except for the errors described in Note 2(s), the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the impact of the change in the composition of reportable segments described in Notes 2(b) and 5, present fairly, in all material respects, the financial position of the Company as of June 30, 2016 and the results of its operations and its cash flows for the years ended June 30, 2016 and 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review or apply any procedures to the adjustments for the correction of the errors described in Note 2(s) or to the adjustments to retrospectively apply the impact of the change in the composition of reportable segments described in Notes 2(b) and 5, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ GHP HORWATH, P.C.

Denver, Colorado
September 20, 2016

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2017 and 2016 and July 1, 2015

		As of June 30,		As of July 1,
	Note	2017	2016 (Restated – See Note 2(s))	2015 (Restated – See Note 2(s))
		(US$’000)	(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	15	15,876	8,332	9,886
Accounts receivable, net	16	161,360	151,649	152,340
Other receivables and prepayments	16	21,339	25,126	22,765
Inventories	17	194,435	181,942	178,881
Biological assets		1,139	599	1,763
Short-term derivative assets		2,586	2,658	1,539
Other investments	20	2,522	4,751	-
Assets held for sale		2,366	3,985	354
Amount due from related parties	30	13,837	12,075	-
Total current assets		415,460	391,117	367,528

Non-current assets:
Property, plant and equipment, net	19	89,639	92,895	88,993
Investments in equity accounted investees	10	15,373	12,780	1,258
Other investments	20	1,545	1,688	8,641
Intangible assets, net	21	9,765	7,838	6,899
Goodwill	22	2,977	3,041	3,299
Long-term derivative assets		313	1,076	8
Biological assets		43	77	70
Non-current prepayments		368	571	868
Deferred tax asset, net	13	11,101	10,177	8,386
Total non-current assets		131,124	130,143	118,422
Total assets		546,584	521,260	485,950

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	15	48,191	50,327	54,160
Income tax payable		3,017	1,698	2,609
Accounts payable		98,253	97,171	87,417
Accrued expenses and other liabilities, including provisions	23	103,428	86,226	93,678
Short-term derivative liabilities		726	1,079	2,221
Defined benefit liability	24	691	1,876	-
Amounts due to related parties	30	8,256	7,557	2,446
Total current liabilities		262,562	245,934	242,531

Non-current liabilities:
Long-term bank borrowings, net of current portion	15	85,508	82,585	60,785
Long-term derivative liabilities		485	667	1,346
Defined benefit liability	24	10,911	16,392	9,965
Other long-term liabilities	23	3,598	6,098	3,806
Amounts due to related parties	30	10,000	-	-
Total non-current liabilities		110,502	105,742	75,902
Total liabilities		373,064	351,676	318,433

Commitments and contingencies	28,29

Equity:
Agria Corporation shareholders’ equity:
Share capital	25	-	-	-
Treasury stock	25	(281)	-	-
Share premium	25	160,971	160,971	160,971
Statutory reserves	26	672	672	672
Share-based payment reserve	27	20,332	18,447	16,971
Other reserves	26	114,315	115,760	115,491
Foreign currency translation reserve		(21,226)	(23,040)	(22,683)
Accumulated deficit		(218,047)	(209,804)	(203,195)
Total equity attributable to equity holders of Agria Corporation		56,736	63,006	68,227
Non-controlling interests		116,784	106,578	99,290
Total equity		173,520	169,584	167,517
Total liabilities and equity		546,584	521,260	485,950

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the years ended June 30, 2017, 2016 and 2015

		For the years ended June 30,
	Note	2017	2016	2015
		(US$’000)	(US$’000)	(US$’000)
			(Restated– See Note 2(s))	(Restated– See Note 2(s))
Revenue	6	822,215	807,679	944,714
Cost of sales	7	(586,484)	(585,312)	(693,804)
Gross profit		235,731	222,367	250,910
Other income	8	334	547	312
Selling, general and administrative expense	9	(211,914)	(192,142)	(205,590)
Research and development		(4,445)	(4,311)	(4,290)
Equity in earnings/(losses) of investees	10	90	(164)	140

Operating profit		19,796	26,297	41,482

Non-operating income (expense), other than financial income/expenses	11	5,478	3,225	(4,261)
Profit before financial income/expenses and income taxes		25,274	29,522	37,221
Finance income	12	1,089	1,589	407
Finance expenses	12	(10,622)	(14,906)	(12,725)
Profit before income taxes		15,741	16,205	24,903
Income taxes	13	(8,992)	(6,962)	(11,909)
Profit for the year		6,749	9,243	12,994

Attributable to:
Equity holders of the Company	2(s)	(10,303)	(6,300)	130
Non-controlling interests	2(s)	17,052	15,543	12,864
		6,749	9,243	12,994

Earnings/(loss) per ordinary share:	14	US$	US$	US$
Basic		(0.09)	(0.06)	0.00
Diluted		(0.09)	(0.06)	0.00

No. of ordinary shares outstanding (Basic)		110,322,214	110,766,600	110,766,600
No. of ordinary shares outstanding (Diluted)		110,322,214	110,766,600	110,933,125

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2017, 2016 and 2015

	For the years ended June 30,
	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
		(Restated –See Note 2(s))	(Restated –See Note 2(s))
Profit for the year	6,749	9,243	12,994

Other comprehensive income (loss), net of tax

Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments	171	3,642	(1,764)
Re-measurements of defined benefit liability	2,226	(7,150)	(444)
Deferred tax on re-measurements of defined benefit liability	(154)	2,003	125
	2,243	(1,505)	(2,083)

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	5,041	813	(41,245)
Effective portion of changes in fair value of cash flow hedges	(1,396)	2,606	(2,006)
Income tax on changes in fair value of cash flow hedges	407	(729)	609
	4,052	2,690	(42,642)

Total comprehensive income/(loss)	13,044	10,428	(31,731)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company	(7,874)	(6,697)	(20,318)
Non-controlling interests	20,918	17,125	(11,413)
Total comprehensive income/(loss) for the year	13,044	10,428	(31,731)

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2017, 2016 and 2015

	For the years ended June 30,
	2017	2016 (Restated –See Note 2(s))	2015 (Restated –See Note 2(s))
	(US$’000)	(US$’000)	(US$’000)
Cash flows from operating activities:
Profit before tax	15,741	16,205	24,903

Adjustments for:
Interest expense	9,988	12,885	10,415
Equity in losses (earnings) of investees	(90)	164	(140)
Deferred income taxes	(578)	(1,341)	(877)
Share-based payment expenses	1,885	1,476	6
Gain on disposal of assets and investment	(6,868)	(3,564)	(628)
Depreciation and amortization expense	9,308	7,259	7,109
Bad debt expense	3,673	1,492	1,392
Write-downs / (reversals) for inventories obsolescence	1,275	(355)	-
Earn out liability reassessment	(1,693)	-	-
Pension contributions (operating cash) not expensed through profit and loss	(5,386)	-	-
Fair value (gain)/loss	300	155	18
Other non-cash items	(16)	(880)	6,429
Changes in:
Accounts receivable and other receivables	(5,921)	(8,353)	(4,071)
Inventories	(8,659)	2,770	(10,257)
Income tax payable	1,538	(967)	-
Accounts payable and other payables	8,897	13,982	(8,439)
Transfer of fixed assets to held for sale	-	(3,414)	-
Derivative assets and liabilities	(165)	(2,370)	2,089
Other	(2,335)	(391)	249
	20,894	34,753	28,198
Interest paid	(6,597)	(8,448)	(7,434)
Income tax paid	(7,425)	(9,321)	(12,058)
Net cash provided by operating activities	6,872	16,984	8,706

Cash flows from investing activities:
Cash paid for purchase of investments	(1,978)	(7,853)	(798)
Prepayment to non-controlling interest	-	(12,297)	(1,000)
Proceeds from finance receivables	-	723	2,325
Acquisition of property, plant and equipment and other assets	(9,251)	(21,154)	(14,038)
Acquisition of intangible assets	(3,926)	(2,202)	(3,331)
Proceeds from sales of investments	3,156	6,497	156
Proceeds from disposal of property, plant and equipment and other assets	15,947	13,340	2,907
Net cash provided by / (used in) investing activities	3,948	(22,946)	(13,779)

Cash flows from financing activities:
Proceeds from external borrowings	28,433	29,155	29,299
Repayment of external borrowings	(30,892)	(17,136)	(10,657)
Proceeds from shareholder’s loan	4,148	4,201	-
Proceeds from related party’s loan	10,000	-	-
Repayment of shareholder’s loan	(4,201)	(2,446)	-
Repurchase of shares	(281)	-	-
Dividends paid to non-controlling interests	(10,713)	(9,783)	(16,556)
Net cash provided by/(used in) financing activities	(3,506)	3,991	2,086

Effect of exchange rate changes on cash and cash equivalents	230	417	(1,085)

Net increase / (decrease) in cash and cash equivalents	7,544	(1,554)	(4,072)
Cash and cash equivalents at the beginning of year	8,332	9,886	13,958
Cash and cash equivalents at the end of year	15,876	8,332	9,886

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2017, 2016 and 2015

		Attributable to equity holders of the Company
	Number of Issued Ordinary Shares	Share Capital	Treasury Stock	Share Premium	Statutory Reserves	Share- based Payment Reserve	Foreign Currency Translation Reserves	Other Reserves	Retained Earnings/ (deficit)	Sub-total	Non- controlling Interests	Total Equity
		(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Balance July 1, 2014 as previously reported	110,776,600	-	-	160,971	503	16,965	(4,257)	96,389	(195,285)	75,286	140,526	215,812
Impact of correction of restatement– See Note 2(s)	-	-	-	-	-	-	673	20,451	(7,871)	13,253	(13,253)	-
Restated balance July 1, 2014 (note 2(s))	110,776,600	-	-	160,971	503	16,965	(3,584)	116,840	(203,156)	88,539	127,273	215,812

Restated Profit for the year	-	-	-	-	-	-	-	-	130	130	12,864	12,994

Other comprehensive loss, restated – See Note 2(s)	-	-	-	-	-	-	(19,099)	(1,349)	-	(20,448)	(24,277)	(44,725)
Total comprehensive loss, restated – See Note 2(s)	-	-	-	-	-	-	(19,099)	(1,349)	130	(20,318)	(11,413)	(31,731)

Transactions with owners:

Provision for statutory reserve	-	-	-	-	169	-	-	-	(169)	-	-	-

Buy out of non-controlling interest	-	-	-	-	-	-	-		-		(14)	(14)
Share-based payment	-	-	-	-	-	6	-	-	-	6	-	6
Dividend to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(16,556)	(16,556)

Total transaction with owners	-	-	-	-	169	6	-	-	(169)	6	(16,570)	(16,564)

Restated balance June 30, 2015	110,776,600	-	-	160,971	672	16,971	(22,683)	115,491	(203,195)	68,227	99,290	167,517

Restated balance July 1, 2015	110,776,600	-	-	160,971	672	16,971	(22,683)	115,491	(203,195)	68,227	99,290	167,517

Restated (Loss) / Profit for the year– See Note 2(s)	-	-	-	-	-	-	-	-	(6,300)	(6,300)	15,543	9,243

Other comprehensive income (loss) , restated – See Note 2 (s)	-	-	-	-	-	-	(357)	(40)	-	(397)	1,582	1,185

Total comprehensive income (loss) , restated – See Note 2 (s)	-	-	-	-	-	-	(357)	(40)	(6,300)	(6,697)	17,125	10,428

Transactions with owners:

Share-based payment	-	-	-	-	-	1,476	-	-	-	1,476	-	1,476
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(9,837)	(9,837)
Changes in non-controlling interest ownership			-					309	(309)	-	-	-

Total transaction with owners:	-	-	-	-		1,476	-	309	(309)	1,476	(9,837)	(8,361)

Restated balance June 30, 2016	110,776,600	-	-	160,971	672	18,447	(23,040)	115,760	(209,804)	63,006	106,578	169,584

Restated balance July 1, 2016	110,776,600	-		160,971	672	18,447	(23,040)	115,760	(209,804)	63,006	106,578	169,584

(Loss) / Profit for the year	-	-	-	-	-	-			(10,303)	(10,303)	17,052	6,749

Other comprehensive income (loss)	-	-	-	-	-	-	1,824	615	-	2,429	3,866	6,295

Total comprehensive income (loss)	-	-	-	-	-	-	1,824	615	(10,303)	(7,874)	20,918	13,044

Transactions with owners:

Share buy back (Bought back 650,746 shares (Note 25)		-	(281)	-	-	-	-	-	-	(281)	-	(281)
Share-based payment	-	-	-	-	-	1,885	-	-	-	1,885	-	1,885
Dividend to non-controlling interests	-		-								(10,712)	(10,712)
Changes in non-controlling interest ownership	-		-	-	-	-	-	-
Transfer to retained earnings	-		-	-	-	-	-	(2,060)	2,060	-	-	-

Total transaction with owners:			(281)	-	-	1,885	-	(2,060)	2,060	1,604	(10,712)	(9,108)

Balance June 30, 2017	110,776,600	-	(281)	160,971	672	20,332	(21,216)	114,315	(218,074)	56,736	116,784	173,520

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2017, 2016 and 2015

1.	Corporation Information

Agria Corporation (the “Company” or “Agria”) and its subsidiaries and consolidated structured entities (collectively, the “Group”) is an international agricultural enterprise with operations in New Zealand, Australia, South America and China.

The Company was incorporated in the Cayman Islands. The Company’s registered office address is at P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

These consolidated financial statements were authorized for issue by the Board of Directors on October 26, 2017.

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

A number of new standards and interpretations are not yet effective for the year ended June 30, 2017 and have not been applied in preparing these consolidated financial statements. Management has not yet assessed the financial impact of these new standards which are as follows:

-	IFRS 9 (2014) Financial Instruments has been issued. The final component of IFRS 9 (2014) introduces a new expected credit loss model for calculating impairment. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. The Group does not plan to adopt IFRS 9 (2014) early.

-

IFRS 15 Revenue from Contracts with Customers has been issued. This standard introduced a new revenue recognition model for contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Group does not plan to adopt IFRS 15 early.

-	IFRS 16 Leases has been issued. This standard eliminates the classification of leases as either operating leases or finance leases. The standard uses a single lessee model which requires a lessee to recognise on the Statement of Financial Position assets and liabilities for all leases with a term of more than 12 months. The standard is effective for annual periods beginning on or after January 1, 2019. The Group does not plan to adopt IFRS 16 early.

(a) Basis of Consolidation

Subsidiaries

Subsidiaries are all entities (including consolidated structured entities) over which the Group has control. Control exists when the Group has the power over the entity, exposure, or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

Associates and jointly controlled entities

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence starts. Where the Group’s share of losses exceeds its interest in an equity accounted investees, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

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

(b) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. Management has determined that the chief operating decision-makers (“CODM”) of the Group is the Company’s board of directors and senior management team at corporate level.

The Group reorganised its operating structure during 2017 and now has four primary operating segments: Agency, Retail and Water and Seed and Grain (NZ) and Other which are the Group's strategic divisions. Agency, Retail and Water operate within New Zealand. Seed and Grain primarily operates within New Zealand with additional operations in Australia and South America through the operations of PGW subsidiary. Comparative segment information has been restated in respect of the change in operating structure.

The CODM uses operating profit as the measure of segment profit or loss. Segment operating profit is determined in the same manner as the amount presented in the consolidated statements of profit or loss. Segment operating profit excludes certain corporate items not allocated to the segments. The nature of those corporate items primarily relate to the costs of maintaining the group Finance (team responsible for external reporting, internal reporting to the CFO, CEO and Board and group taxation compliance), Treasury (group cash management, hedging management and banking relationship management) group governance (including internal the group legal and risk an assurance team) and management of management of groups , HR (group HR including the group Health and Safety team) and other support service functions including corporate property services. Accordingly, the nature of these costs includes employee expenses, professional service fees, directors fees and other general and administrative expenses.

The CODM uses total assets and total liabilities as the measure of segment assets and segment liabilities, respectively. Segment assets excludes certain corporate items not allocated to the segments. The nature of those corporate items are other assets held at a Corporate level including assets held for sale, bank debt, cash held at bank, net defined benefit pension liability, deferred tax assets, etc. Segment liabilities excludes certain corporate items not allocated to the segments. The nature of those corporate items are other liabilities associated with corporate activities, accrual of expense for professional service, bank facilities for Group’s working capital requirement.

Intersegment transactions are reported on an arm’s length basis.

The accounting policies used to determine the segment information are consistent with those used to prepare the consolidated financial statements.

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

Foreign Operations

The functional currency of the Company is the U. S. dollar. The functional currency of PGW is the New Zealand dollar. In addition, certain subsidiaries of PGW in Australia and South America have functional currencies of the Australian dollar and the US dollar, respectively. The functional currency of Agria China, Agria Shenzhen and the consolidated structured entities is the Renminbi (RMB). The presentation currency of the Company is US dollar. The individual financial statements of each entity are prepared in the currency of primary economic environment in which the entity operates (its functional currency)

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to U. S. dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to U. S. dollars at exchange rates at the date of the transactions.

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

Other investments

The fair value of financial assets at fair value through profit or loss and other comprehensive income and available-for-sale financial assets is determined by reference to the market price, unless other objective reliable evidence suggests a different value. Other investments where no active market exists are held at historical cost.

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

Impairment of Accounts Receivable and finance receivable

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

(l) Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

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

Share-based Payments

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

(q) Provisions

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. If management concludes that there is a past obligating even with respect to the underlying claim, then any incremental legal costs expected to be incurred in settling the claim is included in measuring the provision.

(r) Share Capital

Ordinary Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Repurchase of Share Capital

When share capital recognized is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity as treasury stock.

(s) Restatement of prior years’ consolidated financial statements

During the preparation of the Company’s June 30, 2017 consolidated financial statements, the prior years’ consolidated financial statements have been restated on certain matters. The restatements include the following:

1.      Defined benefit asset/liability

In prior years, the Company expensed the return on plan assets through the Consolidated Statements of Profit or Loss. IAS 19 “Employee Benefits” requires such amounts to be recognised through Other Comprehensive Income. The restatement had no impact on the previously reported “Defined benefit liability”, “Total equity” or “Cash flows from operating activities” amounts.

2.      Non-controlling interests (NCI)

In prior years, the Company presented a Non-controlling interest (“NCI”) in respect of New Hope International’s (“New Hope”) interest in a subsidiary (see note 23) notwithstanding that in August 2013 a supplemental agreement was signed with New Hope such that put and call options were entered into with respect to New Hope’s interest. In accordance with IFRS 10 “Consolidated Financial Statements” and IAS 32 “Financial Instruments – Presentation” as a consequence of this supplemental agreement, the NCI balances in both the Consolidated Statements of Profit or Loss and Consolidated Statements of Financial Position attributable to New Hope’s interest should be represented to be a part of “Profit attributable to the equity holders of the Company” and “Total equity attributable to equity holders of the Company” respectively. The restatement had no impact on the previously reported “Profit for the year”, “Total Equity” or “Cash flows” amounts.

3.      Presentation of Consolidated Statements of Profit or Loss

In prior years, the Company presented its Consolidated Statements of Profit or Loss by classifying its expenses by both nature and function. IAS 1 “Presentation of Financial Statements” requires either a presentation wholly by nature or wholly by function. The Company has elected to present costs and expenses by function in its “Consolidated Statement of Profit or Loss” and to disclose costs and expenses by nature in the notes to the consolidated financial statements for the year ended June 30, 2017. The Company has restated its Consolidated Statements of Profit or Loss and related disclosures for the years ended June 30, 2016 and 2015 to be consistent with the June 30, 2017 presentation. The restatement had no impact on the previously reported “Profit for the year”, “Total Equity” or “Cash flows” amounts.

The impact of the above restatements on the Consolidated Financial Statements is shown below:

i.	Consolidated statement of financial statement of financial position

	Impact of restatement
As of July 1, 2015	As previously reported	Adjustments	As restated
Prepayment to non-controlling interest	12,939	(12,939)	-
Others	367,528	-	367,528
Total current assets	380,467	(12,939)	367,528
Total non-current assets	118,422	-	118,422
Total Assets	498,889	(12,939)	485,950

Accrued expenses and other liabilities	106,617	(12,939)	93,678
Others	148,853	-	148,853
Total current liabilities	255,470	(12,939)	242,531
Total non-current liabilities	75,902	-	75,902
Total liabilities	331,372	(12,939)	318,433

Other reserves	94,546	20,945	115,491
Foreign currency translation reserve	(20,654)	(2,029)	(22,683)
Accumulated deficit	(195,905)	(7,290)	(203,195)
Others	178,614	-	178,614
Total equity attributable to equity holders of Agria	56,601	11,626	68,227
Non-controlling interests	110,916	(11,626)	99,290
Total equity	167,517	-	167,517
Total liabilities and equity	498,889	(12,939)	485,950

	Impact of restatement
As of June 30, 2016	As previously reported	Adjustments	As restated
Prepayment to non-controlling interest	25,846	(25,846)	-
Others	391,117	-	391,117
Total current assets	416,963	(25,846)	391,117
Total non-current assets	130,143	-	130,143
Total Assets	547,106	(25,846)	521,260

Accrued expenses and other liabilities	112,073	(25,846)	86,227
Others	159,707	-	159,707
Total current liabilities	271,780	(25,846)	245,934
Total non-current liabilities	105,742	-	105,742
Total liabilities	377,522	(25,846)	351,676

Other reserves	95,896	19,864	115,760
Foreign currency translation reserve	(21,144)	(1,896)	(23,040)
Accumulated deficit	(205,405)	(4,399)	(209,804)
Others	180,090	-	180,090
Total equity attributable to equity holders of Agria	49,437	13,569	63,006
Non-controlling interests	120,147	(13,569)	106,578
Total equity	169,584	-	169,584
Total liabilities and equity	547,106	(25,846)	521,260

ii.	Consolidated statement of profit or loss and other comprehensive income

	Impact of restatement
For the year ended June 30, 2015	As previously reported	Adjustments	As restated
Non-operating items	(1,909)	(2,352)	(4,261)
Others	29,164	-	29,164
Profit before tax	27,255	(2,352)	24,903
Income tax	(12,567)	658	(11,909)
Profit for the year	14,688	(1,694)	12,994
Attributable to:
Equity holders of the Company	(451)	581	130
Non-controlling interests	15,139	(2,275)	12,864
	14,688	(1,694)	12,994

Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments	(1,764)	-	(1,764)
Re-measurements of defined benefit liability	(2,796)	2,352	(444)
Deferred tax on re-measurements of defined benefit liability	783	(658)	125
	(3,777)	1,694	(2,083)

Items that are or may be reclassified to profit or loss	(42,642)	-	(42,642)
Total comprehensive income/(loss)	(31,731)	-	(31,731)

Equity holders of the Company	(18,691)	(1,627)	(20,318)
Non-controlling interests	(13,040)	1,627	(11,413)
Total comprehensive income	(31,731)	-	(31,731)

	Impact of restatement
For the year ended June 30, 2016	As previously reported	Adjustments	As restated
Non-operating items	(687)	3,912	3,225
Others	12,980	-	12,980
Profit before tax	12,293	3,912	16,205
Income tax	(5,866)	(1,096)	(6,962)
Profit for the year	6,427	2,816	9,243
Attributable to:
Equity holders of the Company	(9,230)	2,930	(6,300)
Non-controlling interests	15,657	(114)	15,543
	6,427	2,816	9,243

Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments	3,642	-	3,642
Re-measurements of defined benefit liability	(3,238)	(3,912)	(7,150)
Deferred tax on re-measurements of defined benefit liability	907	1,096	2,003
	1,311	(2,816)	(1,505)

Items that are or may be reclassified to profit or loss	2,690	-	2,690
Total comprehensive income/(loss)	10,428	-	10,428

Equity holders of the Company	(8,370)	1,673	(6,697)
Non-controlling interests	18,798	(1,673)	17,125
Total comprehensive income	10,428	-	10,428

iii.	Earnings per share

Basic	As previously reported	Adjustments	As restated
For the year ended June 30, 2015	(0.00)	0.00	0.00
For the year ended June 30, 2016	(0.08)	0.02	(0.06)

Diluted
For the year ended June 30, 2015	(0.00)	0.00	0.00
For the year ended June 30, 2016	(0.08)	0.02	(0.06)

iv.	Consolidated statements of cash flows

There is no material impact on the Group’s total operating, investing or financing cash flows for the years ended 30 June 2016 and 2015.

3.	Financial Risk Management

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

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had US$68.2 million interest rate derivatives at June 30, 2017 (2016: US$64.6 million).

Sensitivity analysis:

The sensitivity of net profit after tax for the years ended June 30, 2017, 2016 and 2015, to reasonably possible changes in conditions is as follows:

	Interest rate increase by 1%			Interest rate decrease by 1%
	2017	2016	2015	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Impact on net profit after tax	(901)	(862)	(600)	901	862	600

The following tables include the Group’s assets and liabilities at their carrying amounts on an undiscounted basis, categorized by the earlier of contractual repricing or maturity dates.

	Within 12 months	1 to 2 years	Over 2 years	Non-interest bearing	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2017
Liabilities
Bank borrowings	133,699	-	-	-	133,699
Derivative financial instruments	(57,174)	10,995	46,179	1,211	1,211
Trade and other payables	-	-	-	205,279	205,279
Amount due to related parties	14,324	-	-	3,932	18,256
	90,849	10,995	46,179	210,422	358,445
As of June 30, 2016
Liabilities
Bank borrowings	132,808	31	73	-	132,912
Derivative financial instruments	(53,960)	10,650	43,310	1,746	1,746
Trade and other payables	-	-	-	189,495	189,495
Amount due to related parties	4,201	-	-	3,356	7,557
	83,049	10,681	43,383	194,597	331,710

(ii)	Foreign currency risk

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

The notional contract amounts of forward foreign exchange transactions outstanding at balance sheet date are $100.8 million (2016: $76.6 million) for the Group. The cash settlement requirements of these contracts approximate the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to the Australian business which is hedged with foreign exchange contracts.

Balances denominated in foreign currency can be summarized as:

	NZ$	RMB	GBP	AUD	Euro
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2017
Cash and cash equivalents	2,642	280	2	1,011	12
Receivables	84,584	2,870	5,632	16,896	32,866
Finance receivables	23,728	-	-	-	-
Bank facilities	(85,472)	(886)		(1,281)	-
Payables	(171,293)	(9,122)	(103)	(2,069)	(5,340)
Net financial position	(145,811)	(6,858)	5,531	14,557	27,538

Forward exchange contracts
Notional forward exchange cover	-	-	5,528	14,838	27,529
Net unhedged position	(145,811)	(6,858)	3	(281)	9

As of June 30, 2016
Cash and cash equivalents	3,570	1,044	9	127	9
Receivables	109,126	9,482	5,586	6,813	17,154
Bank facilities	(62,307)	(11,052)	-	-	-
Payables	(137,398)	(7,575)	(453)	(1,467)	(1,201)
Net financial position	(87,009)	(8,101)	5,142	5,473	15,962

Forward exchange contracts
Notional forward exchange cover	6,881	-	-	-	-
Net unhedged position	(93,890)	(8,101)	5,142	5,473	15,962

The net financial positions for the Group in AUD, RMB, GBP, Euro and NZD include cash and cash equivalents, receivables, bank borrowings and payables of the subsidiary companies domiciled in Australia, China and South America and are therefore not hedged.

A reasonably possible strengthening (weakening) of New Zealand dollar against US dollar at 30 June would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The foreign exchange risks are not considered likely to lead to material change over the next reporting period for AUD, RMB, GBP and Euro. For this reason, sensitivity analysis of foreign exchange risks for these foreign currencies is not included.

	Profit or loss		Equity, net of tax
	Strengthening	Weakening	Strengthening	Weakening
June 30, 2017
NZD (10% movement)	3,108	(3,108)	20,875	(20,875)

June 30, 2016
NZD (10% movement)	2,939	(2,939)	19,196	(19,196)

(b)	Credit risk

Concentration of credit risk

Credit risk mainly arises from cash and bank balances, advances, finance receivables, accounts and other receivables, and interest rate forward agreements. The carrying amounts of these balances substantially represent the Group’s maximum exposure to credit and counterparty risk in relation to financial assets.

As of June 30, 2017, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. The concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand, Australia, South America and China. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring on outstanding balances. The Group also has a credit committee who meets as required to review credit risk, new loans and provisioning.

The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

Total trade and other receivables and amount due from related parties

	2017	2016
	(US$’000)	(US$’000)

New Zealand	134,291	116,099
Australia	9,759	9,976
South America (principally Uruguay)	48,285	51,770
China	4,201	11,005
	196,536	188,850

(c)	Liquidity risk

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

	Within 12 months	Between 1 and 5 years	Over 5 years	Contractual cash flow	Statement of financial position
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2017
Liabilities
Bank borrowings	54,251	94,516	2,556	151,323	133,699
- Principal	48,191	82,998	2,510	133,699	133,699
- Interest	6,060	11,518	46	17,624	-
Derivative financial instruments	726	485	-	1,211	1,211
Trade and other payables	197,331	3,598	-	200,929	200,929
Amount due to related parties	9,574	11,138	-	20,712	18,256
	261,882	109,737	2,556	374,175	354,095
As of June 30, 2016
Liabilities
Bank borrowings	59,571	90,621	9,208	159,400	132,912
- Principal	50,221	71,918	8,438	130,577	132,912
- Interest	9,350	18,703	770	28,823	-
Derivative financial instruments	1,079	667	-	1,746	1,746
Trade and other payables	175,767	6,099	-	181,866	181,866
Amount due to related parties	7,746	-	-	7,746	7,557
	244,163	97,387	9,208	350,758	324,081

Expected Maturity Analysis:

The expected cash flows of the Group’s finance receivables equal their contractual cash flows.

(d)	Funding risk

Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The Group has a policy of funding diversification. The funding policy augments the Group’s liquidity policy with its aim to ensure the Group has a stable diversified funding base without over-reliance on any one market sector.

3.2 Capital risk management

The capital of the Group consists of share capital, reserves, and retained earnings. The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain a capital structure to optimize the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. This policy is reviewed regularly by the Board and has not been changed during the period.

3.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

There had been no material movements between the fair value hierarchy during the years ended June 30, 2017 and 2016.

	Level 1	Level 2	Level 3	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2017
Assets
Derivative financial instruments	-	2,899	-	2,899
Other investments	-	-	22	22
	-	2,899	22	2,921
Liabilities
Derivative financial instruments	-	1,211	-	1,211
As of June 30, 2016
Assets
Derivative financial instruments	-	3,734	-	3,734
Other investments	-	-	2,251	2,251
	-	3,734	2,251	5,985

Liabilities
Derivative financial instruments	-	1,746	-	1,746

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

Recoverability of the carrying values of long lived assets and estimated impairment of losses

Non-financial assets including goodwill and investment in associates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount.

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

Allowance for impairment of trade and other receivables

The policy for allowance for impairment of trade and other receivables of the Group is based on the evaluation of collectability and on management’s judgement. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provisions and Contingent liabilities

Management makes significant judgements regarding whether any pending litigation and claims should result in the recognition of a provision. Management consults with its legal advisors to determine whether or not the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount to settle the obligation. If so, significant judgments are sometimes necessary to measure the amount of the provision to be recognized. The amount recognized as a provision is generally the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. When there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used to measure the provision recognized. If management concludes that there is a past obligating event with respect to the underlying claim, then any incremental legal costs expected to be incurred in settling the claim is included in measuring the provision.

A contingent liability does not result in the recognition of a provision. Instead, information about the contingent liability is disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote. Disclosures include a brief description of the nature of the contingency and, when this is practicable, the estimated financial effect, an indication of the uncertainties and the possibility of any reimbursement. When disclosure is impracticable, the fact is stated. Significant judgments are sometimes necessary in determining whether or not the Group has a present obligation as a result of a past event and in estimating the amount of any potential liability.

5.	Segment Reporting and Geographic Information

Segment Reporting Structure

The four operating segments offer different products and services, and are managed separately because they require different skills, technology and marketing strategies. There is also a Group General Manager for each segment. Within each segment, further business unit analysis may be provided to management where there are significant differences in the nature of activities.

-	Agency. Includes rural Livestock trading activities, Export Livestock, Wool, Insurance, Real Estate and Finance Commission.

-	Retail and Water. Includes the Rural Supplies and Fruitfed retail operations, PGG Wrightson Water, AgNZ (Consulting), Agritrade and ancillary sales support, supply chain and marketing functions.

-	Seed and Grain (NZ). Includes Australasia Seed (New Zealand and Australian manufacturing and distribution of forage seed and turf), Grain (sale of cereal seed and grain trading), South America (various related activities in the developing seeds markets including the sale of pasture and crop seed and farm inputs, together with operations in the areas of livestock, real estate and irrigation), and other Seed and Grain (research and development, international, production and corporate seeds).

-	Other. Includes China and other business

Following is the Group’s operating segment financial information for the years indicated:

	Year ended June 30, 2017	Year ended June 30, 2016 Restated	Year ended June 30, 2015 Restated
	USD'000	USD'000	USD'000
Revenue
Agency - all from external customers	140,592	153,006	168,752
Retail and Water - all from external customers	401,023	368,934	448,042
Seed & Grain
- External customers	265,822	268,991	310,362
- Intersegment	39,980	34,806	38,831
- Total Seed & Grain segment revenue	305,802	303,797	349,193
Other - all from external customers	14,035	15,357	13,226
Total segment revenue	861,452	841,094	979,213
Reconciliation – Intersegment revenue in Seed & Grain	(39,980)	(34,806)	(38,831)
Reconciliation – Regional Corporate (i)	742	1,391	4,332
Reconciliation – Central Corporate	1	-	-
Total consolidated revenue	822,215	807,679	944,714

(i)	Mainly Revenue from discontinued operations.

Equity in earnings of investees
Agency	-	-	-
Retail and Water	-	-	-
Seed & Grain	90	(164)	140
Other	-	-	-
Total of reportable segments	90	(164)	140
Reconciliation – Regional Corporate	-	-	-
Reconciliation – Central Corporate	-	-	-
Total consolidated equity in earnings of investees	90	(164)	140

Operating income (loss)
Agency	12,031	11,346	12,492
Retail and Water	11,835	12,333	16,704
Seed & Grain	22,489	25,116	26,705
Other	(5,779)	(2,578)	219
Total of reportable segments	40,576	46,217	56,120
Reconciliation – Regional Corporate (i)	(7,969)	(8,030)	(8,049)
Reconciliation – Central Corporate (ii)	(12,811)	(11,890)	(6,589)
Total consolidated operating income	19,796	26,297	41,482

(i)	Included operating loss derived from un-allocated corporate employee expenses, professional service fees, directors’ fees and other general and administrative expenses of the regional headquarter.
(ii)	Included operating loss derived from un-allocated corporate employee expenses, professional service fees, directors’ fees and other general and administrative expenses of Agria’s headquarter.

Depreciation and amortization
Agency	(806)	(843)	(969)
Retail and Water	(1,239)	(998)	(1,070)
Seed & Grain	(3,936)	(2,948)	(2,693)
Other	(638)	(558)	(503)
Total of reportable segments	(6,619)	(5,347)	(5,235)
Reconciliation – Regional Corporate (i)	(1,676)	(1,359)	(1,422)
Reconciliation – Central Corporate (ii)	(48)	(118)	(24)
Total consolidated depreciation and amortization	(8,343)	(6,824)	(6,681)

(i)	Included depreciation and amortization of un-allocated Corporate fixed assets and intangible assets in regional headquarter.
(ii)	Included depreciation and amortization of un-allocated Corporate fixed assets and intangible assets in Agria’s headquarter.

Non-cash items included in segment profits and loss, not including depreciation and amortisation
Agency	(5,129)	(3,563)	(4,758)
Retail and Water	(9,265)	(6,398)	(5,659)
Seed & Grain	(1,938)	(5,808)	167
Other	(3,474)	(3,039)	(853)
Total of reportable segments non-cash items included in segment profit and loss, not including depreciation and amortization	(19,806)	(18,808)	(11,103)

Note: Non-cash items include bad debt expense, inventories write-downs, tax movement, fair value adjustment, and other non-cash items.

Net financial income and expenses
Agency	337	(265)	(359)
Retail and Water	194	(874)	961
Seed & Grain	(2,944)	(2,577)	(5,233)
Other	(827)	(1,234)	(614)
Total of reportable segments	(3,240)	(4,950)	(5,245)
Reconciliation – Regional Corporate (i)	(1,979)	(3,305)	(3,715)
Reconciliation – Central Corporate (ii)	(4,314)	(5,062)	(3,358)
Total consolidated net interest (income) and finance costs	(9,533)	(13,317)	(12,318)

(i)	Included financial cost on loans for corporate operation and fixed assets in regional headquarter.
(ii)	Included financial cost on loans for corporate operation and fixed assets in Agria’s headquarter.

Income tax (expense) / income
Agency	(2,975)	(4,031)	(5,064)
Retail and Water	(3,750)	(5,444)	(7,297)
Seed & Grain	(5,359)	(6,880)	(7,798)
Other	(1)	(1)	(34)
Total of reportable segments	(12,085)	(16,356)	(20,193)
Reconciliation – Regional Corporate (i)	3,093	9,394	8,254
Reconciliation – Central Corporate	-	-	30
Total consolidated income tax expense	(8,992)	(6,962)	(11,909)

(i)	Included income tax credit which not able to allocated to segment, but allocated to regional headquarter.

Expenditure for additions to long lived assets
Agency	1,243	969	447
Retail and Water	3,736	3,199	1,514
Seed & Grain	8,489	24,651	11,086
Other	1,194	1,105	1,360
Total of reportable segments	14,662	29,924	14,407
Reconciliation – Regional Corporate (i)	1,356	2,150	2,255
Reconciliation – Central Corporate (ii)	2	178	100
Total consolidated expenditure for additions to long	16,020	32,252	16,762

(i)	Included expenditure for additions of corporate fixed assets in the regional headquarter.
(ii)	Included expenditure for additions of corporate fixed assets in Agria’s headquarter.

	As at June 30, 2017	As at June 30, 2016 Restated
	USD'000	USD'000
Segment assets
Agency	106,613	89,901
Retail and Water	100,847	99,708
Seed & Grain	284,877	270,814
Other	64,589	71,128
Total of reportable segments	556,926	531,551
Reconciliation – Regional Corporate (i)	22,394	27,556
Reconciliation – Central Corporate (ii)	(32,736)	(37,847)
Total consolidated assets	546,584	521,260

(i)	Included assets held for sale, cash held at bank, deferred tax assets and other assets associated with corporate activities of regional headquarter.
(ii)	Included cash held at bank and other assets associated with corporate activities of Agria’s headquarter.

Investment in investees
Agency	-	-
Retail and Water	-	-
Seed & Grain	15,314	11,589
Other	-	-
Total of reportable segments	15,314	11,589
Reconciliation – Regional Corporate (i)	59	1,191
Reconciliation – Central Corporate	-	-
Total consolidated investment in investees	15,373	12,780

(i)	Included investment in investees that are not related to current existing segments.

Segment liabilities
Agency	(52,260)	(51,720)
Retail and Water	(52,862)	(55,077)
Seed & Grain	(137,224)	(131,171)
Other	(38,620)	(37,812)
Total of reportable segments	(280,966)	(275,780)
Reconciliation – Regional Corporate (i)	(60,155)	(55,394)
Reconciliation – Central Corporate (ii)	(31,943)	(20,502)
Total consolidated liabilities	(373,064)	(351,676)

(i)	Included bank debt, net defined benefit pension liability, accrual of expense for professional service and other liabilities associated with corporate activities of regional headquarter.
(ii)	Included bank debt, accrual of expense for professional service and other liabilities associated with corporate activities of Agria’s headquarter.

Geographical Information

The Group operates predominantly in New Zealand with some operations in Australia, South America and China.

The Australian and South American business units facilitate the export sales and services of New Zealand operations in addition to their own seed trading operations.

In presenting information on the basis of geographical location, revenue is based on the geographical location of operations and non-current assets are based on the geographical location of the assets.

The Group’s consolidated revenue by geographical location for the years ended June 30, 2017, 2016 and 2015 are detailed below.

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
New Zealand	680,760	655,860	785,755
Australia	56,466	57,660	59,477
Uruguay	59,785	68,144	76,963
Other South American countries	11,169	10,658	9,293
China	14,035	15,357	13,226
	822,215	807,679	944,714

The Group’s consolidated non-current assets (excluding financial instruments and deferred tax assets) by geographical location are detailed below.

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
New Zealand	62,859	66,727
Australia	10,730	8,785
Uruguay	34,547	32,660
China	10,177	10,718
	118,313	118,890

6.	Revenue

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Sales – Agricultural products	582,516	554,129	643,716
Sales - Agency	140,592	153,006	168,752
Commissions	77,184	70,750	78,421
Construction contract revenue	19,707	28,477	52,575
Other	2,216	1,317	1,250
	822,215	807,679	944,714

The Company has not provided additional detail of revenue by specific products and services within Agricultural Products and Agency categories as the information does not exist and the cost to develop would be excessive.

7.	Cost of sales

Cost of sales includes the following items by nature:

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Depreciation and amortization	965	1,124	1,293
Employee benefits including commissions	27,185	24,040	25,483
Inventories, finished goods, work in progress, raw materials and consumables	549,907	543,957	637,194
Other	8,427	16,191	29,834
	586,484	585,312	693,804

8.	Other Income

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Dividend income	-	4	5
Other investment income	277	543	307
Other	57	-	-
	334	547	312

9.	Selling, general and administrative expense and Key Management Compensation

Selling, general and administrative expense includes the following items:

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Audit fee of the Company	359	430	504
Audit of annual financial statements of the subsidiaries and associates	291	342	336
Other professional service fees	7,686	6,451	3,431
Donations	2	-	15
Bad debt expense, net of reversals	2,979	994	813
Marketing expenses	6,469	6,356	7,839
Motor vehicle costs	5,281	4,711	5,757
Employee benefit expense	126,685	117,691	126,755
Directors' fees	168	420	210
Depreciation & amortization	7,856	6,412	6,263
Rental and operating lease costs	20,993	17,763	18,928
Travel and entertainment	5,981	6,158	7,014
Communication	4,935	4,890	6,039
IT expense	5,340	5,685	5,132
Class Action settlement fee	1,300	-	-
Insurance claim	(550)	-	-
Other general expense	16,139	13,839	16,554
	211,914	192,142	205,590

Key management compensation during the periods presented:

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Short-term employee benefits	8,256	6,765	7,061
Share-based payments	1,885	1,476	6
	10,141	8,241	7,067

Directors’ fees of $0.2 million incurred during the year ended June 30, 2017 (2016: $0.4 million, 2015: $0.2 million) were included in employee benefits expense.

Class Action settlement fee and insurance claim

In November 2016, a class action lawsuit was filed by shareholders against the Company and certain members of our past and present directors and officers for matters in connection with the NYSE delisting in April 2017. We filed a motion to dismiss the class action, and the action has now been settled for a sum of $1.3 million, subject to final approval by the United States District Court for the District of New Jersey, which is scheduled for hearing in December 2017. Under a Director and Officer Insurance policy, $0.55 million of settlement fee is able to be claimed back from the insurance company.

10.	Equity In Earnings/(Loss) of Investees

Earnings from equity accounted investees

	% held by subsidiaries	Effective % held	Current assets $000	Non-current assets $000	Total assets $000	Current liabilities $000	Non-current liabilities $000	Total liabilities $000	Revenues $000	Expenses $000	Profit / (loss) after tax $000	Company Share $000
30 June 2017
Forage Innovations Limited	51%	21%	855	-	855	(614)	-	(614)	1,073	(1,131)	(58)	(30)
Agimol Corporation S.A.	50%	20%	37,586	8,056	45,642	(39,229)	-	(39,229)	61,041	(60,769)	272	136
Agri Optics New Zealand Limited	51%	21%	6	102	108	(68)	(140)	(208)	126	(198)	(71)	(36)
Canterbury Sale Yards (1996) Limited	50%	20%	141	4	145	(27)	-	(27)	378	(419)	(41)	(21)
Fertimas S.A.	50%	20%	6,513	-	6,513	(4,874)	-	(4,874)	14,781	(14,698)	83	41
			45,101	8,162	53,263	(44,812)	(140)	(44,952)	77,399	(77,215)	185	90
30 June 2016
Forage Innovations Limited	51%	21%	833	-	833	(556)	-	(556)	941	(1,021)	(80)	(40)
Agimol Corporation S.A.	50%	20%	36,326	4,259	40,585	(37,956)	-	(37,956)	45,453	(45,293)	161	80
Canterbury Sale Yards (1996) Limited	50%	20%	137	6	143	(18)	-	(18)	365	(328)	36	18
Fertimas S.A.	50%	20%	8,475	-	8,475	(6,916)	-	(6,916)	18,645	(19,089)	(444)	(222)
			45,771	4,265	50,036	(45,446)	-	(45,446)	65,404	(65,731)	(327)	(164)

Movement in carrying value of the investment equity accounted investees

	2017	2016
	(US$’000)	(US$’000)
Opening balance	12,780	1,258
Investment in associates	2,066	10,978
Currency translation	437	708
Share of profit / (loss)	90	(164)
Closing balance	15,373	12,780

The Group’s equity accounted investees comprise Forage Innovation Limited, Canterbury Sale Yards (1996) Limited, Fertimas S. A., Agimol Corporation S.A. and Agri Optics New Zealand Limited.

On August 31, 2015 the Group acquired a 50% investment in Agrocentro Uruguay. The investment was made by acquiring 50% of the shares in Agimol Corporation S.A., the holding company for Agrocentro Uruguay. This jointly controlled entity is accounted for using the equity method and is included in the Group’s Seed & Grain business segment. The acquisition involved an upfront payment and an earn out component of between nil and $11.5 million over the following three years based on the financial performance of the business. The initial investment recorded for the investee was $11.0 million which includes management’s estimate of the fair value of the earn out. Agrocentro Uruguay is a rural servicing company that has four different business units consisting of retail and distribution of agricultural inputs, farming, logistics and consulting. As of June 30, 2017, there is goodwill of $9.7 million included in the carrying value of Agimol Corporation S.A. (2016: $9.4 million).

On October 11, 2016 the Group acquired a 51% investment in Agri Optics New Zealand Limited. This jointly controlled entity is accounted for using the equity method and is included in the Group's Seed and Grain business segment. The acquisition involved an upfront payment and an earn out component determined over the next two years based on the financial performance of the business. The initial investment recorded for the investee was $0.6 million which includes management's estimate of the fair value of the earn out. Agri Optics New Zealand Limited is a Canterbury-based precision agriculture business.

The carrying value of the investment in Agimol Corporation S.A. (Agrocentro Uruguay) has been assessed for impairment in conjunction with the review of the earn-out liability. Impairment testing was performed using a discounted cash flow model over a five year period plus a terminal cash flow to determine the recoverable amount of the assets. This assessment supported the carrying value of the investment.

The following key assumptions were used in the model, taking into account historic data and forecast economic conditions:

●	Following the adverse weather, impact in the 2016 and 2017 year, the EBITDA is projected to increase by 78% in the 2018 year, 22% in the 2019, 2% in the 2020, and thereafter 6% from 2021 to 2022;
●	Post-tax discount rate of 16.3%;
●	Long term growth rate of 4%.

The key assumptions used and estimates made are considered to represent the most realistic assessment of the recoverable amount of the investment in associate. Based on this assessment the recoverable amount of this asset exceeds its carrying amount at the reporting date and management have concluded that no impairment is required.

The results of impairment testing are particularly sensitive to the EBITDA growth assumption.  A 10% reduction in projected EBITDA, while keeping all other assumptions constant, would have reduced the recoverable amount by $2.071 million and resulted in an impairment of $1.872 million. The earn-out obligation would be adjusted for such reduction in projected earnings.

11.	Non-operating items

Non-operating items include the items which are not related to ordinary operation of the Company. They are not extraordinary in nature.

		2017	2016	2015
	Note	(US$’000)	(US$’000)	(US$’000)
Gain on sale of assets		6,868	3,527	641
Business acquisition setup expense		-	(538)	-
Fair value adjustment	(i)	(300)	(155)	(18)
Defined benefit plan		(463)	(274)	(686)
Others		(627)	665	(4,198)
		5,478	3,225	(4,261)

(i) Fair value adjustment	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Assets held for sale	(87)	(449)	-
Biological assets	20	370	(18)
Investments	(233)	(76)	-
	(300)	(155)	(18)

12.	Interest - Finance Income and Expenses

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Interest income arising from financial assets:
Cash flow hedges – ineffective portion of changes in fair value	932	1,515	-
Other interest income	157	74	407
Finance income	1,089	1,589	407

Interest on interest rate swaps	(262)	(189)	(8)
Financial liabilities measured at amortized cost – interest expense	(6,464)	(6,392)	(6,846)
Net foreign exchange loss	(634)	(2,021)	(455)
Effective interest on expected earn out payments	(19)	(542)	-
Cash flow hedges – ineffective portion of changes in fair value	-	-	(1,855)
Bank facilities fees	(1,984)	(2,130)	(2,288)
Financial liability at fair value through profit or loss – net change in fair value	-	(85)	(1,018)
Third-party debt guarantee fee	(706)	(2,999)	-
Others	(553)	(548)	(255)
Finance expense	(10,622)	(14,906)	(12,725)

Net finance costs	(9,533)	(13,317)	(12,318)

13.	Income Taxes

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Current tax expense
Current year	9,637	9,387	11,947
Adjustment for prior years	1,230	(2,357)	(426)
	10,867	7,030	11,521
Deferred tax expense
Origination and reversal of temporary differences	(653)	367	86
Effect of change in tax rates	-	(198)	-
Adjustments for prior years	(1,222)	(237)	302
	(1,875)	(68)	388
Income tax expense	8,992	6,962	11,909

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the blended statutory tax rate of 59.0%, 65.3% and 46.0% for the years ended June 30, 2017, 2016 and 2015, respectively, applicable to profits of the consolidated entities as follows:

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Profit before tax	15,741	16,205	24,903
Tax expense calculated at statutory tax rates applicable to profits in the respective countries	9,280	10,587	11,452
(Income)/expense not (recoverable)/deductible for tax	156	795	433
Effect of tax exemptions	(1,552)	(2,102)	(368)
Losses not recognized	150	501	575
Off-set of cumulative loss brought forward	-	-	(75)
Over provision in prior years	9	(2,595)	(153)
Others	949	(224)	45
	8,992	6,962	11,909

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Income tax recognized directly in equity
Income tax on changes in fair value of cash flow hedges	407	(729)	609
Current tax on lump sum contributions to defined benefit pension scheme	1,550	-	-
Deferred tax on movement of actuarial gain/(loss) on employee benefit plans	(1,704)	2,002	783
	253	1,273	1,392

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	As of June 30,		As of June 30,		As of June 30,
	2017	2016	2017	2016	2017	2016
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Property, plant and equipment	-	-	(380)	(1,658)	(380)	(1,658)
Intangible assets	-	-	(334)	(309)	(334)	(309)
Employee benefits	7,062	8,773	-	-	7,062	8,773
Provisions and Accrued expenses	3,428	3,291	(71)	(1,142)	3,357	2,149
Other items	1,396	1,222	-	-	1,396	1,222
Tax assets / (liabilities)	11,886	13,286	(785)	(3,109)	11,101	10,177

Movement in deferred tax on temporary differences during the year

	Property, plant and equipment	Intangible assets	Employee benefits	Provisions and accrued expenses	Other items	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Balance as of July 1, 2015	(3,547)	(493)	6,570	5,206	650	8,386
Recognized in profit or loss	1,931	194	(196)	(2,374)	514	69
Recognized in other comprehensive income	-	-	2,002	(729)	-	1,273
Exchange difference	(42)	(10)	397	46	58	449

Balance as of July 1, 2016	(1,658)	(309)	8,773	2,149	1,222	10,177
Recognized in profit or loss	1,296	(14)	(237)	700	131	1,876
Recognized in other comprehensive income	-	-	(1,704)	-	407	(1,297)
Exchange difference	(18)	(11)	230	508	(364)	345
Balance as of June 30, 2017	(380)	(334)	7,062	3,357	1,396	11,101

Unrecognized tax losses/Unrecognized temporary differences

The Group has $7.6 million of unrecognized deferred tax assets relating to unrecognized losses as of June 30, 2017 (2016: $7.6 million) and $1.8 million of unrecognized deferred tax assets relating to unrecognized temporary differences (2016: $1.6 million). These unrecognized tax assets largely relate to carried forward and current year losses in the Australian and China operations of the Group. As of June 30, 2017, the accumulated tax losses in China amounting to $10.2 million (2016: $11.3 million) will expire in five years. There is no expiry period for the tax losses in Australia.

14.	Earnings/(Loss) Per Share

The calculation of the basic earnings per share is based on loss attributable to equity holders of $10.3 million (2016: loss of $6.3 million 2015: profit of $0.1 million) and the weighted average number of 110,322,214 shares outstanding (2016 and 2015: 110,766,600 shares) during the year.

Weighted-average number of ordinary shares (basic)

	2017	2016
Oustanding ordinary shares at July 1	110,766,600	110,766,600
Effect of treasury shares held	(444,386)	-
Weighted-average number of ordinary shares outstanding for the year ended June 30	110,322,214	110,766,600

The calculation of the diluted earnings per share for the years ended June 30, 2017, 2016 and 2015 was based on loss attributable to equity holders of $10.3 million, $6.3 million and profit of $0.1 million, respectively and 110,322,214 weighted average number of shares outstanding during 2017 and 110,766,600 shares outstanding during 2016 and 2015. All of the ordinary shares issuable upon exercising employee share options and restricted shares were not included in the calculation of dilutive loss per share for 2017 and 2016 because the effect of inclusion would be anti-dilutive. Employee share option in the money was included in the calculation of dilutive earnings per share for 2015.

Options to purchase 2,344,000, 2,404,000 and 2,624,000 ordinary shares were exercisable as of June 30, 2017, 2016 and 2015, respectively. Total vested restricted shares outstanding as of June 30, 2017 were 6,461,385 (2016: 2,769,165, 2015: Nil).

15.	Cash and Cash Equivalents, and Bank Facilities

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Cash and cash equivalents	15,876	8,332
	15,876	8,332
Short-term facilities:
Short-term facilities	(39,091)	(41,795)
Long-term facilities - current portion	(9,100)	(8,532)
	(48,191)	(50,327)
Long-term facilities
Long-term portion	(85,508)	(82,585)

Net interest bearing debts	(117,823)	(124,580)

Bank facilities

The Group’s subsidiary, PGW, has a syndicated facility agreement that provides bank facilities of up to $129.0 million. The agreement contains various financial covenants and restrictions that are standard for facilities of this nature, including maximum permissible rates for debt leverage and operating leverage. PGW has granted a general security deed and mortgage over all its wholly-owned New Zealand and Australian assets to a security trust. These assets include the shares held in South American subsidiaries and equity investee. ANZ Bank New Zealand Limited acts as security trustee for the banking syndicate (ANZ Bank New Zealand Limited, Bank of New Zealand Limited and Westpac New Zealand Limited).

PGW bank syndicate facilities include:

-	A term debt facility of $85 million maturing on August 1, 2018 with outstanding borrowings of $58.6 million (2016: $46.1 million) as of June 30, 2017.
-	A working capital facility of up to $44.0 million maturing on August 1, 2018 with outstanding borrowings of $4.4 million (2016: $6.4 million) as of June 30, 2017.

The syndicated facility agreement also allows the PGW, subject to certain conditions, to enter into additional facilities outside of PGW’s syndicated facility. The additional facilities are guaranteed by the security trust. These facilities amounted to $14.2 million (2016: $13.8 million) as of June 30, 2017 including:

-	Overdraft facilities of $7 million (2016: $6.8 million)
-	Guarantee and trade finance facilities of $4.9 million (2016: $4.6 million)
-	Finance lease facilities of $2.3 million (2016: $2.3).

The syndicated facilities fund the general corporate activities of the group, the seasonal fluctuations in working capital, and the Go range of livestock product receivables.

In addition, two of the Group’s wholly-owned Uruguayan subsidiaries (Wrightson Pas S.A. and Agrosan S.A.) jointly and severally are obligors to a bank club financing structure. The bank club facilities contain various financial covenants and restrictions that are standard for facilities of this nature. The club facilities are denominated in USD, secured by a mortgage over the Uruguayan logistics centre and provide:

-	An amortizing logistics centre facility of $9.4 million maturing on September 17, 2022.
-	A committed facility of $12.0 million maturing on September 17, 2018.

Separate to the club facility, the Group’s South American operations have various unsecured financing facilities that amounted to $11.3 million as at June 30, 2017 (2016: $16.3).

The Group’s subsidiary, Agria Group Limited, obtained a loan facility of approximately $13.3 million which will mature on July 23, 2019. The outstanding loan borrowing was $13.3 million as of June 30, 2017 (2016: $21.9 million). This loan is guaranteed by a third party at an approximate rate of 3% to 4% per annum.

The Group’s subsidiary, Agria NZ Finance Limited, obtained loan facilities of approximately $18.8 million which will mature on April 30, 2018. The outstanding loan borrowing was $18.8 million as of June 30, 2017 (2016: $4.7).

The Group’s subsidiary, NKY, obtained trade facilities of approximately $11.3 million which will mature in 9 months upon draw down. The loan borrowing was $0.9 million at June 30, 2017 (2016: $11.1 million).

The secured bank loans are subject to negative undertakings as well as financial and reporting covenants. The Group was compliant with its covenants during the year ended June 30 2017.

The weighted average interest rates on short-term and long-term borrowings outstanding as of each balance sheet date were as follows.

	As of June 30,
	2017	2016
Short-term facilities	4.4%	4.7%
Long-term facilities	3.5%	3.4%

16.	Accounts Receivables, Other Receivables and Prepayments

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Accounts receivable	144,222	149,065
Finance receivables	23,728	8,646
Less allowance for doubtful debts	(6,590)	(6,062)
Net accounts receivable	161,360	151,649
Other receivables and prepayments	21,339	25,126
	182,699	176,775

Analysis of movements in allowance for doubtful debts is as follows:

	2017	2016
	(US$’000)	(US$’000)
Balance at beginning of year	(6,062)	(5,155)
Bad debt expense	(3,673)	(1,492)
Write-offs	3,206	648
Exchange differences	(61)	(63)
Balance at end of year	(6,590)	(6,062)

The aging status of the accounts receivable at the reporting date are as follows:

	June 30, 2017		June 30, 2016
	Not impaired	Impaired	Not impaired	Impaired
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Not past due	129,840	-	136,502	-
Past due 1-30 days	18,352	13	9,659	174
Past due 31-60 days	6,114	12	1,850	2
Past due 61-90 days	698	21	2,202	2,736
Past due 90 plus days	6,356	6,544	1,436	3,150
Impairment	-	(6,590)	-	(6,062)
	161,360	-	151,649	-

Finance receivables

The Group holds receivables in respect of its Go range of livestock products. Launched in November 2015, the Go range allow farmers to defer payment for the purchase of livestock. The counterparty to the Go product is fully exposed to the risks and rewards of ownership. To mitigate credit risk the Group retains title to the livestock until sale. Fee income received in respect of the Go range of livestock receivables is recognised by the Group as interest income over the respective contract period. Interest income on the Go range of livestock receivables is included within operating revenue of the Agency operating segment.

17.	Inventories

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Merchandise / finished goods	191,219	176,903
Raw materials and work in progress	9,715	10,174
Less allowance for inventory obsolescence	(6,499)	(5,135)
	194,435	181,942

During the year ended June 30, 2017, finished goods, work in progress, raw materials and consumables included in cost of sales in the Statement of Profit or Loss amounted to $549.9 million (2016: $544.0 million; 2015: $637.2 million) (see note 7).

Analysis of movements in allowance for inventory obsolescence is as follows:

	2017	2016
	(US$’000)	(US$’000)
Balance at beginning of year	(5,135)	(5,459)
Inventory write-downs	(3,501)	(3,321)
Reversals	78	709
Utilization	2,148	2,967
Exchange differences	(89)	(31)
Balance at end of year	(6,499)	(5,135)

The write-downs are included in cost of sales in the Statement of Profit or Loss. Consideration is given to factors such as age, germination levels and quality when assessing the net realizable value of seeds inventory.

18.	Financial Instruments

The table below sets out the Group’s classification of each class of financial assets and liabilities, and their fair values.

	Designated at fair value	Other amortized cost	Total carrying amount	Fair value
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2017
Assets
Cash and cash equivalents	-	15,876	15,876	15,876
Derivative financial instruments	2,899	-	2,899	2,899
Trade and other receivables, net	-	161,360	161,360	161,360
Other investments	22	4,045	4,067	4,067
	2,921	181,281	184,202	184,202
Liabilities
Derivative financial instruments	1,211	-	1,211	1,211
Trade and other payables	-	98,253	98,253	98,253
Bank facilities & related parties' loan	-	148,022	148,022	147,644
	1,211	246,275	247,486	247,108

As of June 30, 2016
Assets
Cash and cash equivalents	-	8,332	8,332	8,332
Derivative financial instruments	3,734	-	3,734	3,734
Trade and other receivables, net	-	151,648	151,648	151,648
Other investments	2,251	4,188	6,439	6,439
	5,985	164,168	170,153	170,153
Liabilities
Derivative financial instruments	1,746	-	1,746	1,746
Trade and other payables	-	97,171	97,171	97,171
Bank facilities & related parties’ loan	-	137,113	137,113	137,113
	1,746	234,284	236,030	236,030

During the year to June 30, 2016, bank facilities were based on floating interest rates. Therefore the fair value of the banking facilities approximated the carrying value.

19.	Property, Plant and Equipment, net

	Land	Buildings	Plant and equipment	Capital works projects	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2015	19,315	33,815	71,062	6,733	130,925
Additions	-	13,712	7,443	-	21,155
Added as part of a business combination	-	-	148	-	148
Reclassification	-	-	3,725	(3,725)	-
Disposals and transfers to other asset classes	(4,301)	(8,600)	(2,119)	-	(15,020)
Exchange difference	489	874	1,989	77	3,429
Balance at June 30, 2016	15,503	39,801	82,248	3,085	140,637
Additions	89	1,498	7,891	(240)	9,238
Disposals and transfers to other asset classes	(1,073)	(8,266)	(2,334)	(4)	(11,677)
Exchange difference	413	508	2,279	92	3,292
Balance at June 30, 2017	14,932	33,541	90,084	2,933	141,490

Accumulated depreciation and impairment losses

Balance at July 1, 2015	-	3,887	38,045	-	41,932
Depreciation for the year	-	781	4,454	-	5,235
Depreciation recovered to cost of sales	-	-	1,124	-	1,124
Disposals and transfers to other asset classes	-	(377)	(1,310)	-	(1,687)
Exchange difference	-	185	953	-	1,138
Balance at June 30, 2016	-	4,476	43,266	-	47,742
Depreciation for the year	-	917	4,912	-	5,829
Depreciation recovered to cost of sales	-	-	965	-	965
Disposals and transfers to other asset classes	-	(847)	(3,123)	-	(3,970)
Exchange difference	-	40	1,247	-	1,287
Balance at June 30, 2017	-	4,586	47,267	-	51,853
Carrying amounts
At June 30, 2016	15,503	35,325	38,982	3,085	92,895
At June 30, 2017	14,932	28,955	42,817	2,933	89,637

20.	Other Investments

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Current investments
BioPacificVentures	22	2,251
Advances to equity investees	2,500	2,500
	2,522	4,751

Non-current investments
Sundry other investments including saleyards	1,545	1,688
	1,545	1,688

A fair value gain of $0.2 million was recognized in other comprehensive income for the BioPacificVentures investment in the year ended June 30, 2017 (2016: fair value gain of $3.6 million). In addition the Group received a capital return of $2.6 million in respect of its BioPacificVentures investment in the year ended June 30, 2017 (2016: $6.5 million). The investment is classified as a level 3 financial instrument (note 3). The investment in BioPacificVentures had an anticipated total lifespan of 12 years.

The advance to equity investees is a loan to the South American investee entity, Fertimas S. A. This loan matures in November 2017. Interest is payable on the balance at 7.5% per annum and no allowance for doubtful debts was recognized against the loan as at June 30, 2017 (2016: 7.5%).

Sundry consists of sale yards investments, which do not have a market price in an active market and whose fair value cannot be reliably determined, are carried at cost.

21.	Intangible Assets, net

	Land use rights	Trademarks, Patents & Rights	Software	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2015	59,848	5,922	14,033	79,803
Additions	-	1,831	1,111	2,942
Disposals	-	(1,473)	32	(1,441)
Exchange difference	(111)	9	632	530
Balance at June 30, 2016	59,737	6,289	15,808	81,834
Additions	-	1,261	2,972	4,233
Added as part of a business combination	-	486	-	486
Disposals	-	-	(5,507)	(5,507)
Exchange difference	(28)	(274)	433	131
Balance at June 30, 2017	59,709	7,762	13,706	81,177

Accumulated amortization and impairment

Balance at July 1, 2015	59,752	3,338	9,814	72,904
Amortization for the year	6	664	1,356	2,026
Elimination on disposals	-	(1,132)	3	(1,129)
Exchange difference	(104)	(204)	503	195
Balance at June 30, 2016	59,654	2,666	11,676	73,996
Amortization for the year	5	1,147	1,757	2,909
Disposals	-	(135)	(5,507)	(5,641)
Exchange difference	(25)	(93)	267	148
Balance at June 30, 2017	59,634	3,585	8,193	71,412

Carrying amounts
At June 30, 2016	83	3,623	4,132	7,838
At June 30, 2017	75	4,177	5,513	9,765

The amortization of trademarks, patents and software are allocated to selling, general and administrative expense. The amortization of seed variety rights are allocated to research and development expense.

22.	Goodwill

	2017	2016
	(US$’000)	(US$’000)
Opening balance	3,041	3,299
Exchange difference	(64)	(258)
Closing balance	2,977	3,041

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to business segment. Goodwill is allocated to the Other segment.

The recoverable amounts of CGUs are determined based on value-in-use calculations. The calculations use budget for the first year and cash flow projections based on financial forecasts prepared by management covering the remaining 4-year operating period. The key assumptions include revenue, cost of sales, operating expenses, discount rate and terminal growth rate which were determined by management based on the past performance and its expectations on market development.

For impairment testing purposes, the respective carrying amount was compared with the value in use. The nominal post-tax discount rate applied was 12% (2016: 12%). Cash flow projections for the Other segment were made using management’s five-year forecasts of EBITDA and capital expenditures. Cash flow projections for Other segment reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for China (2017: 2%; 2016: 2%) and were adjusted for a variety of risks, in particular volume and margin deterioration.

Based on the assessment test of goodwill, in the opinion of the Directors, no impairment against the Group’s goodwill as of June 30, 2017 is considered necessary.

23.	Accrued Expenses and Other Liabilities, including Provisions

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Loyalty reward programme	966	964
Deposits received in advance	4,350	5,993
Provisions (note i)	3,180	1,637
Earn-out liability (note ii)	4,229	5,081
Put option (note iii)	-	-
Accrued royalty fees	3,479	3,130
Accrued rebates	5,226	4,824
Accrued lease obligations	2,157	2,337
Employee entitlements	17,048	15,303
Accruals for goods received not invoiced	36,216	29,613
Other liabilities	30,175	23,442
	107,026	92,324

Payable within 12 months	103,428	86,226
Payable beyond 12 months	3,598	6,098
	107,026	92,324

Note:

(i)	Provisions

The movement of provision during the year is as below:

	Warranties	Restructuring	Onerous Contracts	Other	Total

At July 1, 2016	327	-	301	1,009	1,637
Provisions made during the year	337	493	-	1,289	2,119
Provisions used during the year	(170)	(482)	30	-	(622)
Foreign exchange	16	-	11	34	61
Provisions reversed during the year	(15)	-	-	-	(15)
At June 30, 2017	495	11	342	2,332	3,180

On December 23, 2015, the Company received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC's subpoena is focused on: (i) the accuracy of (a) disclosures related to the nine parcels of land totaling approximately 13,500 acres retained by the Company following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), one of its consolidated structured entities until it was disposed of in July 2010, and (b) the accounting for the approximately $57.0 million of impairment provision that the Company took for such land parcels in July 2013, and (ii) claims of share price manipulation by certain of the Company’s executive officers in connection with efforts to maintain the Company’s NYSE listing status. The Company has been fully cooperating with the SEC and is in discussions with the SEC regarding a possible settlement of these claims. For the year ended June 30, 2017, the Company has recognized a provision for this matter based on management’s best estimate of the expected settlement including estimated incremental legal costs. However any final settlement may be in excess of this provision, which could in turn have a material impact on the Company’s financial position and results of operations. The actual amount and timing of the cash payment is dependent on the ultimate resolution of this matter. In addition, if any settlement exceeds a specified amount set out in certain of the Company banking facilities, such banking facilities would be subject to an event of review by the respective banks which could result in modified terms or the cancellation of the facilities. Associated legal fees may be recoverable under the Company’s insurance policies, but it is not possible at this stage to estimate such recovery, if any.

(ii)	Earn-out liability

Agrocentro Uruguay earn-out liability

The amount of the initial investment recorded for this equity accounted investee company in 2016 included an estimated fair value of the contingent consideration, which was also recognized as an accrual liability. This liability has been re-assessed at 30 June 2017 resulting in a reduction in the liability held. The reduction, of $1.7 million, has been recognized in profit and loss for the year in non-operating items.

(iii)	Put Option liability

A put option is held by New Hope International (“New Hope”), a non-controlling interest. As of June 30, 2017, the Group has made a prepayment of $25.8 million (2016: $25.8 million) to New Hope relating to this put option. The put option liability was offset by the prepayment made. The completion of the shareholders agreement with New Hope International in respect of the exercise of the transfer of all or part of its shares to Agria is subject to approval(s) under New Zealand law including consent from the Overseas Investment Office.

24.	Defined Benefit Liability

Defined Benefit Asset / Liability

	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Present value of funded obligations	(52,121)	(52,126)
Fair value of plan assets	43,126	37,418
Total defined benefit liability	(8,995)	(14,708)
ESCT on committed contributions - short-term	(691)	(1,876)
ESCT on committed contributions - long-term	(1,916)	(1,684)
Total defined benefit liability	(11,602)	(18,268)

The Group makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees. During the period the assets and liabilities of the Wrightson Retirement Plan were transferred to the PGG Wrightson Employee Benefits Plan. The remaining defined benefit plan is not open to new members. The plan's retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2017	2016	2017	2016
The Employment Benefits Plan assets consist of:
Equities	64%	79%	0%	79%
Fixed interest	28%	19%	0%	19%
Cash	8%	2%	0%	2%
	100%	100%	0%	100%

Plan assets included PGW’s ordinary shares of Nil million (2016: $1.2 million).

	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2017	2016	2017	2016
Actuarial Assumptions:
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	2.97%	2.34%	0.00%	2.34%
Inflation	2.00%	2.00%	0.00%	2.00%
Future salary increases	3.00%	3.00%	0.00%	3.00%
Future pension increases	2.00%	2.00%	0.00%	2.00%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows:

	PGG Wrightson Employment Benefits Plan (Years)		Wrightson Retirement Plan (Years)
	2017	2016	2017	2016
Longevity at age 65 for current pensioners
Males	21	21	-	21
Females	24	24	-	24
Longevity at age 65 for current members aged 45
Males	24	24	-	24
Females	28	27	-	27

As of June 30, 2017, the weighted average duration of the defined benefit obligation was 8.5 years for the PGG Wrightson Employment Benefits Plan (2016: 7.7 years for the PGG Wrightson Employment Benefits Plan and 10.1 years for the Wrightson Retirement Plan).

Sensitivity Analysis

The sensitivity of the defined benefit obligation (DBO) to changes in the weighted principal assumption is:

	2017		2016
	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Change in assumption
Discount rate (0.50% movement)	1,167	(1,268)	1,367	(1,476)
Salary growth rate (0.50% movement)	(203)	203	(306)	263
Pension growth rate (0.25% movement)	(507)	456	(552)	547
Life expectancy (1 year movement)	(1,065)	1,065	(705)	755

	2017	2016	2015	2014	2013
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Historical information
Present value of the defined benefit obligation	52,121	52,126	49,064	59,789	56,244
Fair value of plan assets	(43,126)	(37,418)	(39,099)	(47,952)	(40,152)
Deficit in the plan	8,995	14,708	9,965	11,837	16,092

The Group expects to pay approximately $2.2 million in contributions to defined benefit plans in 2018 (2017: $6.7 million). Member contributions are expected to be approximately $0.7 million (2017: $0.7 million).

Movement in the liability for defined benefit obligations:

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligation at July 1	52,126	49,064	59,789
Benefits paid by the plan	(4,287)	(2,334)	(4,107)
Current service costs	705	726	973
Interest costs	1,126	1,738	2,291
Member contributions	855	841	1,006
Actuarial (gains)/losses recognized in other comprehensive income arising from:
(Gains) loss from changes in financial assumptions	(1,567)	3,231	2,582
Experience (gains)/losses	1,519	(3,354)	214
Exchange difference	1,644	2,214	(13,684)
Liability for defined benefit obligation at June 30	52,121	52,126	49,064

Movement in plan assets:
Fair value of plan assets at July 1	37,418	39,099	47,952
Contributions paid into the plan	4,223	807	1,007
Member contributions	855	841	1,006
Benefits paid by the plan	(4,287)	(2,334)	(4,107)
Current service costs and interest	855	1,383	1,830
Actuarial gains/(losses) recognized in equity:
Expected return on plan assets	2,728	(3,912)	2,351
Exchange difference	1,333	1,534	(10,940)
Fair value of plan assets at June 30	43,125	37,418	39,099

Expense recognized in profit or loss:
Current service costs	706	726	973
Interest	271	354	462
	977	1,080	1,435

Recognized in non-operating items - (gain)/loss	463	273	428
Recognized in Employee benefit expense	514	807	1,007
	977	1,080	1,435

Gains and losses recognized in equity:
Cumulative losses at July 1	(25,842)	(25,319)	(18,980)
Net profit and loss impact from current period costs	(977)	(1,080)	916
Recognized during the year	2,777	(3,789)	(2,796)
ESCT provision	(551)	(3,361)	-
Exchange difference	(803)	7,707	(4,459)
Cumulative losses at June 30	(25,396)	(25,842)	(25,319)

25.	Share Capital, Treasury Stock and Share Premium

	Number of ordinary shares issued	Share Capital	Number of Treasury Stock	Treasury Stock	Share Premium
		(US$’000)		(US$’000)	(US$’000)

At June 30, 2016	110,766,600	-	-	-	160,971

At June 30, 2017	110,766,600	-	650,746	(281)	160,971

The authorized share capital of the Company is US$50,000 divided into 450,000,000,000 ordinary and 50,000,000,000 preferred shares with par value of US$0.0000001 per share. There are 110,776,000 ordinary shares issued at June 30, 2017 and 2016. There are no preferred shares issued at June 30, 2017 and 2016. There are 110,115,854 ordinary shares and 110,776,000 ordinary shares outstanding at June 30, 2017 and 2016, respectively.

Share Repurchase Program

The Company’s Board authorized a share repurchase program on June 8, 2016, under which the Company may repurchase up to $10 million of its outstanding American Depositary Shares through December 31, 2017. During the period, the Company has repurchased 325,373 ADS (or 650,746 ordinary shares) with total cost of $281,091 from the open market. The repurchased ADS are kept as Treasury Stock.

26.	Statutory Reserves and Other Reserves

Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of individual subsidiaries in China, each of them in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2017, the balance of statutory reserves is provided from the profit after tax of NKY.

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

Defined benefit plan reserve

The defined benefit plan reserve contains actuarial gains and losses on plan assets and defined benefit obligations. During the year the amount of $1.7 million was transferred from the defined benefit reserve to retained earnings. This amount represented ESCT payments on lump sum cash contributions made during the 2017 year.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of financial assets and equity investments elected at fair value through other comprehensive income until the investments are derecognized or impaired. During the year the amount of $3.7 million was transferred from the fair value reserve to retained earnings with the amount representing cumulative gains on derecognition of certain underlying investment held as part of BioPacificVentures.

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

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	June 30, 2017		June 30, 2016
	Average exercise price in $ per share option	Options (thousands)	Average exercise price in $ per share option	Options (thousands)
At July 1	1.36	2,404	1.48	2,624
Granted	-	-	-	-
Forfeited	1.00	(60)	2.73	(220)
Exercised	-	-	-	-
Expired	-	-	-	-
At June 30	1.37	2,344	1.36	2,404

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant-vest	Expiry date - July 1	Exercise price in $ per share option	Share options (thousands)
			2017	2016
2007-2010	2017	4.80	104	104
2007-2011	2017	4.80	200	200
2008-2012	2017	1.00	400	400
2009-2011	2017	0.92	200	200
2010-2013	2020	1.00	1,040	1,100
2010-2013	2020	1.00	-	-
2011-2014	2021	0.34	400	400
			2,344	2,404

Share-based payment expense for all share options granted have been fully recorded as of June 30, 2017.

2015 Share Incentive Plan

On September 9, 2015, the Board of Directors approved the Company to adopt the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The board of directors has authorized the issuance of up to 16,614,990 ordinary shares upon exercise of awards granted under the 2015 Plan. As of June 30, 2017, 11,076,660 restricted shares were granted to our directors and executive officers and other individuals as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant. The total of restricted shares that vested during the year was 3,692,220 shares. As of June 30, 2017, the number of vested restricted shares was 6,461,385 and number of unvested restricted shares was 4,615,275.

The weighted average fair value of restricted shares granted during the year determined using the Black-Scholes valuation model was $0.51 per share. The fair value of restricted shares granted during the year was Nil (2016: $5.7 million). The assumptions input into the model to determine the fair value were: (i) vesting term of equal installments of 36 months, (ii) risk free rate assumed with reference to US Treasury Bonds Rates and Bloomberg Fair Value Market Curves as of the Valuation Date, and (iii) the volatility estimated based on the historical volatility of the Company. The fair value is being amortized in profit and loss over a thirty-six month vesting period. During the year ended June 30, 2017, restricted share amortization expense was $1.9 million (2016: $1.5 million)

28.	Commitments

(1) Operating lease commitments

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period between four and six years.

The Group leases office and computer equipment. Leases are typically for a period of three years.

The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis. During the year ended June 30, 2017, sublease revenue totaled approximately $0.9 million (2016:$ 0.8 million).

Non-cancellable operating lease rentals are payable as follows as of June 30, 2017 and 2016:

	2017	2016
	(US$’000)	(US$’000)

Within one year	19,034	14,560
Between one and five years	42,622	32,730
Beyond five years	24,860	10,588
	86,516	57,878

(2) Commitments

	2017	2016
	(US$’000)	(US$’000)

Capital expenditure not recorded (note (i))	1,050	1,209
Commitments of investments (note (ii))	3,580	3,655
Contributions to Primary Growth Partnership (note (iii))	636	1,015
Purchase commitment (note (iv))	6,420	10,304
	11,686	16,183

Notes:

(i)	Capital expenditure not recorded

Included capital project of $0.3 million in Agritrade warehouse and $0.2 million of various assets purchase in Australia and $0.2 million in South America.

(ii)	Commitment of investments

Investment in BioPacificVentures

The Group has committed approximately $10.8 (NZ$14.0) million to an international fund established for investment in food and agriculture life sciences. The Group’s investment in BioPacificVentures began in June 2005. The investment has an anticipated total lifespan of 12 years. At June 30, 2017, approximately $10.2 (NZ$13.95) million has been drawn on the committed level of investment (2016: $10.8 million). No further payments have been made into the scheme during fiscal year 2017.

Investment in Beijing Zhongnong Seed Industry Co., Ltd.

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), one of the largest agricultural research organizations in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest approximately $5.3 million (RMB35 million) (of which approximately $1.7 million (RMB11 million) has been paid as of June 30, 2017) for a 53.84% equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates.

(iii)	Contributions to Primary Growth Partnership

The Group announced on February 18, 2013 that it had completed the contracting process for the Primary Growth Partnership (PGP) programme with the Ministry of Primary Industries. The PGP programme is a Seed and Nutritional Technology Development Programme that aims to deliver innovative forages for New Zealand farms. As a result of entering into the partnership the Group is committed to contributions to the partnership over the six year life of the programme which ends on December 31, 2018. The total commitment in respect of the programme has been reassessed to $2.6 million in the current year. As of June 30, 2017, total contributions of approximately $2 million (2016: $1.5 million) have been made to the programme.

(iv)	Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2017, under all non-cancelable agreements are approximately $6.4 million (2016: $10.3 million).

(v)	Forward purchase commitments
The Group as part of its ordinary course of business enters into forward purchase agreements with seed and wool growers. These commitments extend for periods of up to 3 years. These commitments are at varying stage of execution, therefore there remains uncertainty associated with yield, quality and market price. The Group is unable to sufficiently quantify the value of these commitments.

Except as disclosed, there are no material commitments.

29.	Contingent liabilities

	2017	2016
	(US$’000)	(US$’000)

Loyalty reward programme (note)	103	92
	103	92

Note:

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded ASB Visa reward card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not recognized as a liability in the consolidated statements for financial position. Losses are not expected to arise from this contingent liability.

Except as disclosed, there are no material contingencies.

30.	Related Party Transactions

(1)	The Company had the following related party transactions during the years presented:

	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)

Purchase of retail goods, sale of seed under production contracts and livestock transactions
Key management personnel	4,893	3,762	4,056
Related parties	19,299	22,742	-

Sales to related parties	19,994	19,676	-

Collection of amounts due from:
Equity investee	-	-	28

Loan to Equity investee	-	-	4
Proceeds of loan from shareholder	4,148	4,201	-
Repayment of loan from shareholder	4,201	2,446	-
Interest on loan from shareholder (note (i))	471	114	209
Proceeds of loan from related party (note (ii))	10,000	-	-
Repayment of loan from related party (note (ii))	785	-	-
Interest on loan from related party (note (ii))	961	-	-

A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Company during the reporting periods. The terms and conditions of these transactions with key management personnel and their related parties were determined to be no more favorable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on commercial terms.

(2)	The Company had the following related party balances at the end of the following periods:

	June 30, 2017	June 30, 2016
	(US$’000)	(US$’000)

Amounts due from related parties:
Accounts receivable	13,837	12,075
Amounts due to related parties:
Shareholder (note (i))	4,148	4,201
Other related parties	14,108	3,356
	18,256	7,557

Notes:

(i)	Loan from shareholder is unsecured loan from Brothers Capital Limited and bears interest at 12% per annum and matures in April 2018.
(ii)	Loan from the related party is guaranteed by a subsidiary and bears interest rates at 10.5% per annum and matures in July 2019.

31.	Principal Subsidiaries and Transactions with non-controlling interests

As of June 30, 2017, the Company’s principal subsidiaries consisted of the following entities:

		% of effective ownership	% of ownership interests directly held by
Name	Place of Incorporation	interest held by the Group	Subsidiary	Non-controlling interests

Subsidiary directly held by the Company
Agria Group Limited (formerly known as Aero-Biotech Group Limited)	British Virgin Islands (“BVI”)	100%	-	-

Subsidiaries indirectly held by the Company
China Victory International Holdings Limited (“China Victory”)	Hong Kong	100%	100.00%	-
Aero Biotech Science & Technology Co., Ltd. (“Agria China”)	People’s Republic of China (“PRC”)	100%	100.00%	-
Agria Holdings (Shenzhen) Co., Ltd. (“Agria Shenzhen”) (formerly known as Agria Brother Biotech (Shenzhen) Co., Ltd.)	PRC	100%	100.00%	-
Agria Biotech Overseas Limited (“Agria Overseas”)	Hong Kong	100%	100.00%	-
Agria Asia International Limited (“Agria International”)	Hong Kong	100%	100.00%	-
Agria Hong Kong Limited (“Agria Hong Kong”)	Hong Kong	100%	100.00%	-
Hiltex Investment Limited (“Hiltex Investment”)	BVI	100%	100.00%
Golden Hero International Co., Ltd. (“Golden Hero”)	Hong Kong	100%	100.00%
Agria Asia Investments Ltd. (“Agria Asia Investments”) (formerly known as Southrich Limited)	BVI	92.76%	92.76%	7.24%
Agria (Singapore) Pte. Ltd (“Agria Singapore”)	Singapore	92.76%	100.00%	-
Agria Corporation (New Zealand) Ltd (“Agria New Zealand”)	New Zealand	92.76%	100.00%	-
Agria NZ Finance Limited	New Zealand	100.00%	100.00%	-
PGG Wrightson Limited (“PGW”)	New Zealand	46.58%	50.22%	49.78%
PGG Wrightson Seeds Holdings Limited	New Zealand	46.58%	100.00%	-
PGW Rural Capital Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Real Estate Limited	New Zealand	46.58%	100.00%	-
Agriculture New Zealand Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Trustee Limited	New Zealand	46.58%	100.00%	-
PGW Corporate Trustee Limited	New Zealand	46.58%	100.00%	-
AgriServices South America Limited	New Zealand	46.58%	100.00%	-
PGW AgriServices Australia Pty Limited	Australia	46.58%	100.00%	-
PGG Wrightson Investments Limited	New Zealand	46.58%	100.00%	-
Bloch & Behrens Wool (NZ) Limited	New Zealand	46.58%	100.00%	-
NZ Agritrade Limited (formerly known as Agri-feeds Limited)	New Zealand	46.58%	100.00%	-
Ag Property Holdings Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds New Zealand Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds South America Holdings Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds Australia Holdings Pty Limited	Australia	46.58%	100.00%	-
PGG Wrightson Seeds Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Consortia Research Limited	New Zealand	46.58%	100.00%	-
Grasslands Innovation Limited	New Zealand	32.61%	70.00%	30.00%
Agricom Limited	New Zealand	46.58%	100.00%	-
Wrightson Seeds Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds (Australia) Pty Limited	Australia	46.58%	100.00%	-
PGW AgriTech South America S.A.	Uruguay	46.58%	100.00%	-
Wrightson Pas S.A.	Uruguay	46.58%	100.00%	-
Juzay S.A.	Uruguay	46.58%	100.00%	-
Agrosan S.A.	Uruguay	46.58%	100.00%	-
PGW Wrightson Seeds Argentina S.A. (preiously Alfalfares S.A.)	Argentina	46.58%	100.00%	-
PGW Sementes Ltda (previously NZ Ruralco Participacoes Ltda)	Brazil	46.58%	100.00%	-
Hunker S.A. (t/a Rural Centre)	Uruguay	46.58%	100.00%	-
Lanelle S.A. (t/a Riegoriental)	Uruguay	46.58%	100.00%	-
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay	23.76%	51.00%	49.00%
Kroslyn S.A. Limited	Uruguay	46.58%	100.00%	-
Escritorio Romualdo Rodriguez Ltda	Uruguay	23.76%	51%	49%

As of June 30, 2017, the Company consolidates the following structured entities and their subsidiaries:

Name	Place of Incorporation	% of ownership interest indirectly held by Subsidiary		% of effective ownership interest held by the Company

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)	PRC	100%	(note)	100%
Agria NKY Seeds Co., Ltd. (“NKY”) (formerly known as Beijing NKY Seeding Development Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen PGW Seeds Co., Ltd. (“Shenzhen PGW Seeds”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.)	PRC	100%	(note)	100%
Tianjin Beiao Seeds Technology Development Co., Ltd. (“Beiao”)	PRC	100%	(note)	100%
Wuwei NKY Seeds Co., Ltd.	PRC	100%	(note)	100%
Shanxi Jufeng Seeds Co., Ltd.	PRC	100%	(note)	100%
Zhuhai NKY Seeds Co., Ltd. (“Zhuhai NKY”)	PRC	100%	(note)	100%
Zhuhai Jintain Agriculture Development Co., Ltd	PRC	100%	(note)	100%

Note:	The Company does not have legal ownership in equity of these subsidiaries. Nevertheless, under certain contractual agreements entered into with the registered owners of these subsidiaries, the Company and its other legally owned subsidiaries control these companies by way of controlling the voting rights, governing the financial and operating policies of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company and/or its other legally owned subsidiaries. As a result, they are presented as consolidated structured entities of the Company.

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

	PGW
	As of June 30,
	2017	2016
	(US$’000)	(US$’000)
Summarized financial position
Current assets	393,784	368,553
Current liabilities	(206,199)	(200,971)
Current net assets	187,585	167,582
Non-current assets	120,946	119,426
Non-current liabilities	(96,301)	(92,389)
Non-current net assets	24,645	27,037
Net assets	212,230	194,619

	PGW
	For the year ended June, 30
	2017	2016	2015
	(US$’000)	(US$’000)	(US$’000)
Summarized statement of profit or loss
Revenue	808,180	792,322	931,488
Profit for the year	31,493	29,410	23,607
Other comprehensive income	(1,188)	(6,575)	7,227
Total comprehensive income	30,305	22,835	30,834
Dividends paid to non-controlling interests	10,713	9,837	16,556

Summarized cash flows
Cash flows provided by operating activities	14,599	23,606	22,583
Cash flows from / (used) in investing activities	4,916	(8,817)	(10,550)
Cash flows used in financing activities	(18,202)	(14,596)	(15,183)
Effect of exchange rate changes	210	230	(1,828)
Net increase / (decrease) in cash and cash equivalents	1,523	423	(4,978)

32.	Seasonality of Operations

The Group is subject to significant seasonal fluctuations. The Retail business is weighted towards the first half of the financial year as demand for New Zealand farming inputs are generally weighted towards the Spring season. Livestock and Seed and Grain activities are significantly weighted to the second half of the financial year. Seed and Grain revenues reflect the fact the Group operates in geographical zones that suit Autumn harvesting and sowing. New Zealand generally has Spring calving and lambing and so Livestock trading is weighted towards the second half of the financial year in order for farmers to maximize their incomes. Other business units have similar but less material cycles. The Group recognises that this seasonality is the nature of the industry and plans and manages its business accordingly.

33.	Subsequent Events

Acquisition of business

On July 28 2017 the Group signed a sale and purchase agreement to acquire the assets and business of the Superior Seed Company (Superior) at Deniliquin in the Riverina Region of New South Wales for $0.84 million. The acquisition was settled at the end of August 2017. Superior is a seed production, cleaning and wholesale marketing business. The business is to be included in the Group's Seed and Grain business segment. Management is determining the fair value of the assets acquired.

Dividend

On August 7, 2017 the Directors of the Group’s subsidiary, PGG Wrightson Limited, resolved to pay a final dividend of NZ$2.00 cents per share on October 4, 2017 to shareholders on PGG Wrightson’s share register as of September 5, 2017. This dividend will be fully imputed.

