Form 20-F
period 2018-06-30
AGRIA CORP
filed 2018-10-15
CIK 1413257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 110,115,854 ordinary shares, par value $0.0000001 per share, as of June 30, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “the Company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and, unless the context indicates otherwise, our consolidated structured entities, and their subsidiaries and associates;

•	“PGW” refers to PGG Wrightson Limited, in which we hold a 50.22% equity interest;

•	“PGW Seeds” refers to PGG Wrightson Seeds Limited, a wholly-owned subsidiary held through PGW;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars” and “US dollars” are to the legal currency of the United States; and all references to “NZ$” is to the legal currency of New Zealand.

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

You can identify forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations, estimates and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity, business strategy and financial needs. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our actual consolidated results for the fiscal year ended June 30, 2019 and any other future period to differ materially from those described in any forward-looking statements made by us:

•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	the financial performance of PGW;

•	our anticipated development strategies, which may include potential acquisitions and divestitures, expanding into new sectors within the agricultural industry, expanding sales into new regions and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business;

•	trends and competition in the agricultural industry, particularly in the markets where we operate

•	our ability to retain and motivate existing management and other key personnel and to recruit and integrate additional qualified personnel into our operations; and

•	the impact of the SEC investigation on our business and results of operations and our investment in PGW;

•	our investment in PGW is subject to conditions imposed by the New Zealand Overseas Investment Office (“OIO”), including a requirement to remain of good character, and we may be subject to enforcement action by the OIO if it determines that we have breached those conditions;

•	our investment in PGW and the business and operations currently conducted by PGW may change materially subject to the completion of the sale of PGW Seeds as well as subject to further strategic decision of PGW regarding the remaining business of PGW after the completion of the sale of PGW Seeds;

•	our investment in PGW may change materially if our board decides to divest or otherwise reduce our investment in PGW.

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

A.       Selected Financial Data

The following table presents selected consolidated financial information for our company. The consolidated statements of profit or (loss) data for the years ended June 30, 2018, 2017 and 2016 and our consolidated financial position data as of June 30, 2018 and 2017 and 2016 included elsewhere in this annual report have been derived from our consolidated financial statements for the relevant periods. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by International Accounting Standards Board, or IASB.

Our historical results do not necessarily indicate results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended June 30,
	2018	2017	2016
	$	$	$
	(In thousands, except per share data)
Selected Consolidated Statements of Profit or Loss Data:
Revenue	860,652	822,215	807,679
Cost of sales	(610,788)	(586,484)	(585,312)
Gross profit	249,864	235,731	222,367
Other income	81	334	547
Operating expenses:
Selling, general and administrative expense	(226,378)	(214,059)	(192,142)
Research and development	(4,624)	(4,445)	(4,311)
Impairment of goodwill	(3,070)	-	-
Total operating expenses	(234,072)	(218,504)	(196,453)
Equity in earnings/(losses) of investees	(7,874)	1,783	(164)
Operating profit	7,999	19,344	26,297
Non-operating income (expense), other than financial income/expenses	1,338	5,930	3,225
Profit before financial income/expenses and taxes	9,337	25,274	29,522
Finance income	199	1,089	1,589
Finance expenses	(15,573)	(10,622)	(14,906)
Profit/(Loss) before tax	(6,037)	15,741	16,205
Income tax	(8,613)	(8,992)	(6,962)
Profit/(Loss) for the year	(14,650)	6,749	9,243

Attributable to:
Equity holders of the Company	(17,833)	(10,303)	(6,300)
Non-controlling interests	3,183	17,052	15,543
	(14,650)	6,749	9,243

Earnings/(loss) per ordinary share:
Basic	(0.16)	(0.09)	(0.06)
Diluted	(0.16)	(0.09)	(0.06)

Weighted average number of ordinary shares outstanding:
Basic	110,115,854	110,322,214	110,766,600
Diluted	110,115,854	110,322,214	110,766,600

The following table presents our selected consolidated financial position data as of June 30, 2018 and 2017 and 2016:

	As of June 30,
	2018	2017	2016
	$	$	$
	(In thousands)
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	17,050	15,876	8,332
Accounts receivable	171,456	161,360	151,649
Total assets	536,590	546,584	521,260
Total current liabilities	275,350	262,562	245,934
Share capital	-	-	-
Total equity attributable to equity holders of the Company	37,266	56,736	63,006
Non-controlling interests	104,326	116,784	106,578
Total equity	141,592	173,520	169,584

A fully imputed 2018 final dividend of NZ$1.25 cents per share of PGW will be paid on October 3, 2018. A fully imputed 2018 interim dividend of NZ$1.75 cents per share of PGW was paid on April 5, 2018 and a fully imputed 2017 final dividend of NZ$2.0 cents per share of PGW was paid on October 4, 2017. A fully imputed 2017 interim dividend of NZ$1.75 cents per share of PGW was paid on April 4, 2017 and a fully imputed 2016 final dividend of NZ$2.0 cents per share of PGW was paid on October 4, 2016. A fully imputed 2016 interim dividend of NZ$1.75 cents per share of PGW was paid on April 5, 2016

B.       Capitalization and Indebtedness

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

Our revenues and results of operations depend significantly on the prospects of the New Zealand, Australian and South American rural sectors where we primarily operate. Our prospects also depend, to a significant extent, on positive farmer sentiment both in New Zealand and the other countries where we operate, which can be affected by a wide range of factors outside our control. The following are key factors and risks that can have a material impact on the performance of the rural sector and farmer sentiment and in turn our business performance:

•	Fonterra milksolids payout: The dairy sector in New Zealand is heavily influenced by the Fonterra payout announcements each year, which determine dairy farmers’ cash flows and returns for the upcoming season. Farm financial performance is heavily determined by this metric and drives on-farm investment and expenditure decisions and subsequent demand for our products and services.

•	Climate conditions: The rural sectors in the markets where we operate are exposed to seasonal climate conditions, particularly given the adverse effects on farming caused by droughts or floods.

•	Commodity price and volume: Prices and sales volumes for agricultural commodities such as lamb, beef, wool and dairy products are key factors affecting farm financial performance. Farm financial performance dictates farmer expenditure, which significantly influences demand for our products and services and, in turn, our revenues and results of operations.

•	Regulatory changes: Changes to the regulatory structure of the New Zealand, Australian or South American rural economies could either expand or reduce the range of products and services required by farmers and other rural sector participants.

•	Animal health and crop conditions: An outbreak of animal or crop disease may dramatically reduce production or restrict the ability of our clients to sell their stock or production on domestic and international markets.

•	International trade barriers: Barriers in the form of foreign government subsidies and quota restrictions can restrict the ability of New Zealand, Australian and South American industries to sell their agricultural commodities in international markets and can also affect the price at which such commodities are sold.

•	Environmental regulations: Changes to environmental regulations and the resulting compliance burdens on PGW or its customers could adversely impact PGW’s future performance.

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

Any acquisitions and divestitures of any part or more of our business and operations wherever situate, may materially affect our operations and business mix. We may also incur costs, suffer losses or incur liabilities in connection with these acquisitions or divestitures. Any such acquisition or divestiture could materially and adversely affect our business, results of operations and financial condition.

In addition, our investment in PGW and the business and operations currently conducted by PGW may change materially subject to the completion of the sale of PGW Seeds, as well as subject to further strategic decision of PGW regarding the remaining business of PGW after the completion of the sale of PGW Seeds. Our investment in PGW may change materially if we decide to divest or otherwise reduce our investment in PGW, which may materially affect our results of operations.

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

Our ability to cause PGW to act in our interest may be restricted by agreements with the minority shareholders of Agria Asia Investments Limited and other factors.

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

Our ability to consolidate or otherwise cause PGW to act in our interest may change materially in the event of termination of or any other material changes to the shareholders agreements with Ngai Tahu and/or New Hope. Further, our investment in PGW may change materially if we decide to divest or otherwise reduce our investment in PGW.

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

Risks Related to the ADSs

Due to the delisting of our ADSs and termination of the ADR Program, the Bank of New York Mellon may sell any unclaimed underlying shares

Since the ADSs are now delisted from the New York Stock Exchange as of January 2, 2017 and no longer trade publicly, we have instructed the Bank of New York Mellon (BNYM) to wind down the ADR program. Each ADS holder is entitled to take possession of the two underlying ordinary shares for each ADS they own. BNYM will deliver the ordinary shares to the ADS holder or its agent. The election to exchange ADS for ordinary shares has expired as of May 7, 2018. After May 7, 2018, BNYM may attempt to sell any unclaimed underlying shares and return to the relevant ADR holders, the net proceeds, if any, of any sale of the underlying shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the latest closing price of our ADSs and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2018. However, we believe we were a PFIC in certain previous taxable years. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status may depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares if we are or were a PFIC during any taxable year during which a U.S. Holder holds ADSs or ordinary shares, as we were in certain previous taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs who have not elected to exchange their ADS for the ordinary shares, will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and you may not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice that contains, among other things, a statement as to the manner in which you may give your voting instructions, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to you or the ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of your ordinary shares or ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.

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

As of June 30, 2018, our principal shareholder, Mr. Guanglin Lai, beneficially owned 48.1% of our total outstanding shares. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares or the ADSs. In addition, because these shareholders could collectively control our company, they would be able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company, and none of our shareholders, other than our officers pursuant to the terms of their service agreements, has entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

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

Risks related to legal and/or administrative proceedings

We have received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC investigation, if determined adversely to us, may have a material adverse effect on our business and results of operations and our investment in PGW.

On December 23, 2015, we received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC's subpoena is focused on: (i) the accuracy of (a) disclosures related to the nine parcels of land totaling approximately 13,500 acres retained by our Company following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), one of our consolidated structured entities until it was disposed of in July 2010, and (b) the accounting for the approximately $57.0 million of impairment provision that we took for such land parcels in July 2013, and (ii) claims of share price manipulation by certain of our Company’s executive officers in connection with our efforts to maintain our NYSE listing status. We and certain of our Company’s executive officers and directors have been fully cooperating with the SEC and are nearing a potential settlement for these claims. We have recognized a provision for our best estimate of the expected settlement. However, any final settlement may be in excess of this provision, which would in turn have a material impact on our financial position. In addition, if any settlement exceeds a specified amount set out in certain of our banking facilities, such banking facilities would be subject to an event of review by the respective banks which could result in modified terms or the cancellation of facilities. Furthermore, the outcome of the investigation could adversely impact the ability of one or more of our current executive officers or directors to serve in their current positions. Finally, we cannot assure you that the investigation will be settled at all or will not be determined adversely to us. If the investigation is determined adversely to us, there may be a material adverse effect on our business and results of operations and our investment in PGW.

Our investment in PGW is subject to conditions imposed by the New Zealand Overseas Investment Office (“OIO”), including a requirement to remain of “good character.” We may be subject to enforcement action by the OIO if it determines that we have breached those conditions.

On November 16, 2009, we were granted consent by the OIO to acquire up to 19.99% of ordinary shares in PGW. On April 15, 2011, the OIO granted us consent to acquire a further 41.0% of ordinary shares in PGW. It is a condition of both these consents that we remain of “good character” so long as we maintain a greater than 25% interest in PGW. Under the Overseas Investment Act 2005, the OIO may take enforcement action through the High Court of New Zealand if a consent-holder or individual with control of a consent-holder is in breach of a consent condition. Potential enforcement action may include the imposition of a criminal fine or civil penalty, or an order that the consent-holder divest of their interest in property acquired under the Act.

We have disclosed to the OIO the existence of the SEC investigation and subpoena. In response, the OIO has indicated that the SEC investigation raises concerns as to our ongoing good character. In January 2018, the OIO advised our New Zealand counsel that any investigation into our “good character” status under the Overseas Investment Act would be put on hold pending the outcome of the SEC process. We have advised the OIO that we will notify it of any settlement with the SEC as soon as an agreement-in-principle is reached, and it is possible that the OIO may recommence its investigation before any settlement is publicly announced. We are continuing to cooperate with the OIO and will continue to assist it with any inquiries it might have. PGW’s independent directors have also convened a committee to monitor any review conducted by the OIO. Any adverse findings and subsequent enforcement action by the OIO may materially and adversely affect or otherwise impair the value of our investment in PGW.

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

On August 6, 2018, we announced that our New Zealand-listed subsidiary, PGW, has entered into a conditional agreement to sell its PGG Wrightson Seeds (“PGW Seeds”) business to DLF Seeds A/S (“DLF”), a Denmark-based leading global seed co-operative. The completion of the conditional agreement is subject to various conditions including approvals from relevant regulatory authorities in New Zealand. PGW Seeds currently carries on our Seed and Grain business in and over geographical locations in New Zealand, Australia and South America and internationally.

Our business and operations currently conducted by PGW may change materially subject to and after the completion of the sale of PGW Seeds as well as subject to further strategic decision of PGW regarding the remaining business of PGW after the completion of the sale of PGW Seeds. Our investment in PGW may change materially if we decide to divest or otherwise reduce our investment in PGW.

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

•	Agency. Includes rural Livestock trading activities, Export Livestock, Wool, Insurance, Real Estate and Finance Commission.

•	Retail and Water. Includes the Rural Supplies and Fruitfed retail operations, PGG Wrightson Water, AgNZ (Consulting), Agritrade and ancillary sales support, supply chain and marketing functions.

•	Seed and Grain. Includes Australasia Seed (New Zealand and Australian manufacturing and distribution of forage seed and turf), Grain (sale of cereal seed and grain trading), South America (various related activities in the developing seeds markets including the sale of pasture and crop seed and farm inputs, together with operations in the areas of livestock, real estate and irrigation), and other Seed and Grain (research and development, international, production and corporate seeds).

•	Others. Includes our business in China, which contracts with farmers in China to supply maize and edible corn product and in turn after processing it then sells seed through a distribution network throughout the country.

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

Our Seed and Grain business has a strong emphasis on research and development, as well as extensive experience in plant breeding and have developed management practices to ensure the best use of cultivars on farms. This research ensures that any cultivars introduced into the market will perform under temperate farming systems with the goal of increasing on-farm productivity and profitability. To support this objective, we have developed relationships with key primary research partners globally, including in New Zealand:

•	Grasslands Innovation Limited: a joint venture between PGW Seeds and Grasslanz Technology Limited, a wholly owned subsidiary of AgResearch Limited, New Zealand’s Pastoral Industry Crown Research Institute, or CRI, specialising in endophyte research plus forage grass, herb and clover breeding;

•	Forage Innovations Limited: a joint venture between PGW Seeds and New Zealand Institute For Plant And Food Research Limited, New Zealand’s specialist CRI dedicated to food technology research;

•	AgResearch Limited, New Zealand’s pastoral investment CRI, specialises in research related to the pastoral industry and novel endophyte technology; AgResearch Limited and PGW Seeds have developed two joint ventures: Grasslands Innovation Limited and Endophyte Innovations. These two joint ventures have delivered significant innovations to the pastoral market including leading cultivars and the successful novel endophyte technology, including AR37 and Avanex endophytes;

•	Universities of Queensland and Australia: a research collaboration that is developing lucerne cultivars; and

•	University of Georgia, Texas A&M University and University of Wisconsin: research collaborations that are developing forage innovations for the continental or Mediterranean environments.

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

Our global research and development team currently consists of approximately 45 research professionals and staff, with a similar number of professional staff contracted with our various research partners.

As of June 30, 2018, through our research and development, acquisitions and licensing arrangements, we hold the rights to:

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

We have established more than 42 testing sites for the selection and evaluation of new varieties. These sites are based in multiple regions across over ten different countries covering all the major markets and different climatic zones.

Investments and Strategic Partnerships

•	In February 2013, PGW completed the contracting process for a Primary Growth Partnership program, or PGP Program, with the New Zealand Ministry for Primary Industries, or MPI. PGW Seeds is spearheading the PGP Program with Grasslanz Technology Limited, a New Zealand government-owned company engaged in science and research, to deliver innovative forages for New Zealand farms. The PGP Program is valued at NZ$15.8 million, with government PGP funding contributing NZ$7.7 million over seven years. The seed and nutritional technology development PGP Program aims to develop new technologies that improve animal productivity and animal health, while overcoming adverse environmental impact.

•	In August 2015, an investment was made in Agimol Corporation S.A. (AgroCentro Uruguay). AgroCentro Uruguay is a rural servicing business. Its business units comprise the retail and distribution of agricultural inputs, farming, logistics and consulting.

•	In fiscal 2017, a distribution of $2.6 million was received from the investment held in the BioPacificVentures investment fund.

•	During the year, PGW reduced its investment in Agri Optics New Zealand Limited from 51% to 33.33% following the inclusion of a third JV partner. Proceeds of $0.08 million were received for the investment reduction.

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

As of June 30, 2018, Agria Group has made by way of prepayment an aggregate sum of $25.8 million to the New Hope International for transfer of all of its shares, or approximately 11.95% interest in Agria Asia Investments, the completion of which is conditional upon and subject to the requisite approvals under New Zealand law as aforesaid including consent being obtained from the New Zealand Overseas Investment Office.

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

Regulation

We derive a substantial majority of our revenues in New Zealand. We are subject to a number of regulations in New Zealand related to its agricultural operations, including the following:

•	Agricultural Compounds and Veterinary Medicines Act 1997. The New Zealand Food Safety Authority administers the Agricultural Compounds and Veterinary Medicines Act. The scope of this Act includes regulatory control of agricultural compounds (veterinary medicines and plant compounds), and their importation, manufacture, sale and use. This Act regulates all animal health products sold by us.

•	Animal Products Act 1999. MPI administers the Animal Products Act and the Animal Products (Ancillary and Transitional Provisions) Act and various regulations made under these Acts. They regulate the production and processing of animal material and animal products traded and used in New Zealand, or exported from New Zealand, to manage associated risks and facilitate overseas market access. The Animal Products Act requires all animal products traded and used to be “fit for intended purpose.” This means they must meet New Zealand animal product standards. These Acts impact the products that we sell for animal consumption and use on animals.

•	Animal Welfare Act 1999. The Animal Welfare Act relates to the welfare of animals and the prevention of their ill treatment, and provides for the development and issue of codes of welfare. This Act applies to our livestock operations.

•	Biosecurity Act 1993. The MPI administers the Biosecurity Act, which provides a legal basis for excluding, eradicating and effectively managing pests and unwanted organisms. Its power can be widely used by the MPI, other government agencies, regional councils and pest management agencies. It is an enabling tool that provides a range of functions, powers and options for the management of risk organisms. This Act regulates our operations at sale yards and livestock movements.

•	Food Acts 1981 and 2014. The Food Act 2014 came into force on March 1, 2016. It applies to all new food businesses from that date but existing food businesses will transition between 2016 and 2019. The Food Act 2014 aims to give food businesses the tools to manage food safety themselves based on the level of risk associated with the kinds of food produced. We have obligations under the Food Acts 1981 and 2014 as it will be under the new law in relation to components of food that we sells.

•	National Animal Identification and Tracing Act 2012, or NAIT Act. The NAIT Act sets up the NAIT scheme which links people, property and livestock in New Zealand. Under the scheme, cattle and deer are traced using NAIT approved radio frequency identification device ear tags. Once tagged, these animals are registered in a national database and the details recorded include the animal's location, movements in the animal's life, and contact details for the person in charge of that animal. This provides traceability for individual animals, to enhance New Zealand's ability to respond quickly if there is a biosecurity incursion such as a disease outbreak. We have detailed obligations in relation to livestock we transact under this Act.

•	Wine Act 2003. The Wine Act establishes an integrated regime for the production and export of wine. The objectives of the Wine Act include setting standards for identity, truthfulness in labeling, and safety of wine, and minimizing and managing risks to human health arising from the making of wine and ensuring compliance with wine standards. We have obligations under the Wine Act in relation to components of wine that we sell.

•	Auctioneers Act 2014. This sets out what information a person needs to provide to become registered as an auctioneer. The new registration system is administered by the Ministry of Business, Innovation and Employment. It replaces the licensing system administered by the Ministry of Justice under the Auctioneers Act 1928 and the Auctioneers Regulations 1958. We are registered under the new Act.

•	Health and Safety at Work Act 2015. The Health and Safety at Work Act 2015 came into force on April 4, 2016. The Act establishes a balanced framework to secure the health and safety of workers and workplaces in New Zealand. It replaces the previous Health & Safety in Employment Act. It follows the principle that workers and other persons should be given the highest level of protection against harm to their health, safety and welfare from hazards and risks arising from work or from specified types of plant as is reasonably practicable.

•	Holidays Act 2003. The Holidays Act 2003 came into force on April 1, 2004. The purpose of the Act is to promote balance between work and other aspects of employees’ lives. It provides New Zealand employees with minimum entitlements to; annual holidays to provide the opportunity for rest and recreation; public holidays for the observance of days of national, religious, or cultural significance; sick leave to assist employees who are unable to attend work because they are sick or injured, or because someone who depends on the employee for care is sick or injured and bereavement leave to assist employees who are unable to attend work because they have suffered a bereavement.

There has been widespread non-compliance with the Holidays Act 2003 and inconsistent application of its calculations in New Zealand. In compliance with the Holidays Act 2003, our New Zealand subsidiary, PGW, has agreed an Enforceable Undertaking (EU), which is a binding agreement between PGW and New Zealand Ministry of Business, Innovation and Employment that requires PGW to rectify errors found as a result of PGW’s treatment of the Holidays Act 2003. Work on the EU resulted in a provision of NZD$8.06 million being expensed in June 2018, being PGW management’s best estimate of expected remediation costs.

Our subsidiary, PGW, a New Zealand listed company, is also subject to various other New Zealand rules and regulations applicable to listed companies in New Zealand and the rules and regulations of the other markets where it operates, namely Australia and South America.

C.       Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of June 30, 2018:

20

    Equity interest.

   Contractual arrangements including an Exclusive Technology Development, Technical Support and Service Agreement.

   Contractual arrangements including Loan Contract, a Power of Attorneys, an Exclusive Call Option Agreement, an Equity Pledge Agreement, an Letters of Undertaking, and Statement of Spouse.

(1)       Consisting of Ms. Xiaoyun Chen, the mother of Mr. Guanglin Lai and Mr. Fulin Lai, the brother of Mr Guanglin Lai, the chairman of our board of directors and a beneficial owner of our ordinary shares.

(2)       Ms. Xiaoyun Chen holds 5% and Mr. Fulin Lai holds 95%.

We conduct our business in China through contractual agreements with our consolidated structured entities, Shenzhen Zhongguan Agriculture Group Co., Ltd., or Zhongguan, Shenzhen NKY Seeds Co., Ltd., or Shenzhen NKY, and Shenzhen Zhongguan Forage Co., Ltd. (formerly known as Shenzhen PGW Seeds Co., Ltd.), or Shenzhen Zhongguan Forage, which hold the requisite licenses and permits for conducting agricultural business. Our contractual arrangements with our consolidated structured entities and their individual shareholders enable us to:

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

	For the Year Ended June 30,
	2018		2017		2016
	$’000	% of Revenue	$’000	% of Revenue	$’000	% of Revenue
Revenue	860,652	100.0	822,215	100.0	807,679	100
Cost of sales	(610,788)	(71.0)	(586,484)	(71.3)	(585,312)	(72.5)
Gross profit	249,864	29.0	235,731	28.7	222,367	27.5
Other income	81	-	334	-	547	-
Operating expenses:
Selling, general and administrative expense	(226,378)	(26.3)	(214,059)	(26.0)	(192,142)	(23.8)
Impairment of goodwill	(3,070)	(0.4)	-	-	-	-
Research and development	(4,624)	(0.5)	(4,445)	(0.5)	(4,311)	(0.5)
Total operating expenses	(234,072)	(27.2)	(218,504)	(26.5)	(196,453)	(24.3)
Equity accounted earnings/(loss) of investees	(7,874)	(0.9)	1,783	0.2	(164)	-
Operating profit	7,999	0.9	19,344	2.4	26,297	3.3
Non-operating (expenses)/income	1,338	0.2	5,930	0.7	3,225	0.4
Profit before interest and tax	9,337	1.1	25,274	3.1	29,522	3.7
Finance income	199	-	1,089	0.1	1,589	0.2
Finance expenses	(15,573)	(1.8)	(10,622)	(1.3)	(14,906)	(1.8)
Profit/(Loss) before tax	(6,037)	(0.7)	15,741	1.9	16,205	2.0
Income taxes	(8,613)	(1.0)	(8,992)	(1.1)	(6,962)	(0.9)
Profit/(Loss) for the year	(14,650)	(1.7)	6,749	0.8	9,243	1.1
Attributable to:
Equity holders of the Company	(17,833)	(2.1)	(10,303)	(1.3)	(6,300)	(0.8)
Non-controlling interests	3,183	0.4	17,052	2.1	15,543	1.9
	(14,650)	(1.7)	6,749	0.8	9,243	1.1

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

Revenue from Others includes our business in China.

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

Others cost of sales primarily consist of (i) payments made to companies to whom we outsource production of our seed products, and (ii) direct costs associated with the treatment, dressing and other value added activities we perform on our seed products prior to them being ready for sale.

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

Options to purchase a total of 1,440,000 ordinary shares granted to our officers, directors and employees remain outstanding as of June 30, 2018. During the year ended June 30, 2018, no restricted shares were granted to our directors and executive officers and other individuals as a group. The total of restricted shares that vested during the year ended June 30, 2018 was 3,692,220 shares.

We determine share-based compensation expense based on the fair value of the options or restricted shares as of the date of grant and amortize such expenses over the vesting period of the options or restricted shares. A change in the amount of share-based compensation expense will primarily affect our operating expenses, net income and earnings per share.

For the options to purchase 1,440,000 ordinary shares that have been granted to our officers, directors and employees and that remain outstanding as of June 30, 2018, the total share-based compensation expense has been fully recognized as of June 30, 2018.

The total fair value of the restricted shares granted was $5.7 million, which will be amortized as stock-based compensation expense over a thirty-six month vesting period. Amortization expense recognized during the year ended June 30, 2018 for these restricted shares was $1.9 million.

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

Results of Operations

Year ended June 30, 2018 compared to year ended June 30, 2017

Revenue

Our revenue increased by 4.7% from $822.2 million in the year ended June 30, 2017 to $860.7 million in the year ended June 30, 2018. Nearly all sectors experienced positive performance as a result of climatic conditions and favorable growing conditions across the board. The New Zealand Ministry for Primary Industries estimates that dairy export revenues increased 14% in 2018, meat and wool sector export revenues increased 12% and horticulture export revenues increased 6%.

Agency revenue increased by 1.6% from $140.6 million in fiscal year 2017 to $142.8 million in fiscal year 2018, primarily due to a strong performance from the Livestock business which repeated 2017’s performance with the effects of higher sheep prices offsetting a lower number of dairy transactions. The Wool team achieved improved results with volumes returning to more normal levels on a lift in underlying wool prices.

Retail and Water revenue increased by 7.6% from $401.0 million in fiscal year 2017 to $431.6 million in fiscal year 2018, primarily due to a solid performance by the Retail business which performed well and contributed to half of the improvement. With activity high across the key dairy, meat and wool and horticulture sectors, revenues were up almost double digits. The Rural Supplies categories of bulk stockfood, calf milk replacer, agrichemicals, seed and fertilizer all grew strongly.

Seed and Grain revenue from external sales increased by 3.4% from $265.8 million in fiscal year 2017 to $274.8 million in fiscal year 2018. In New Zealand we saw strong sales volumes across the board in all product categories except fodder beet. Autumn 2018 saw a favorable sowing window and a significant catch-up of the two previous seasons. In South America sales recovered from the 2017 year that was impacted by extreme weather events. In Australia, dry conditions in New South Wales and Queensland reduced sales to within these states significantly. Victoria, South Australia, Tasmania and the South of Western Australia did benefit from an autumn break to the drought and managed to achieve average sales. Turf and revegetation sales continues to grow in Australia.

Cost of Sales and Gross Profit

Our cost of sales increased by 4.1% from $586.5 million in fiscal year 2017 to $610.8 million in fiscal year 2018, lower than the increase of revenue. As a result, our gross profit margin increased from 28.7% in fiscal year 2017 to 29.0% in fiscal year 2018, primarily due to stronger than anticipated revenues from improved growing conditions and our ability to generate increasingly more profitable sales through innovative new products across many sectors.

Other Income

Other income decreased from $0.3 million in fiscal year 2017 to $0.1 million in fiscal year 2018.

Research and Development

Research and development expense increased by 4.5% from $4.4 million in fiscal year 2017 to $4.6 million fiscal year 2018.

Selling, general and administrative expense

Selling, general and administrative expense increased by 5.7% from $214.1 million in fiscal year 2017 to $226.4 million in fiscal year 2018, primarily due to a $5.9 million provision for remediation costs of historical liabilities under the Holidays Act 2003 of New Zealand, higher incentive provisioning in Livestock and Retail, increased product storage costs in South America, a provision taken for the insurance excess on a product claim.

Equity in Earnings/(Losses) of Investees

Equity in earnings/(losses) of investees resulted in income of $1.8 million in fiscal year 2017 and loss of $7.9 million in fiscal year 2018 due to $10.2 million impairment of investment in Agrocentro, a $3.7 million release of earn-out provision, and higher share of loss recorded on Agrocentro investment earnings.

Operating Profit

As a result of the foregoing factors, operating profit in fiscal year 2018 was $8.0 million, a decrease of 58.5% from $19.3 million in fiscal year 2017.

Non-operating Income (expense)

Non-operating items resulted in a net income of $1.3 million in fiscal year 2018, compared to net income of $5.9 million in fiscal year 2017, which comprised primarily gains on asset disposals of $6.3 million (2018 gain of $1.3 million) offset by fair value adjustments and defined benefit plan costs.

 Finance Income and Finance Expenses

Our net interest and finance costs increased from $9.5 million in fiscal year 2017 to $15.4 million in fiscal year 2018, primarily driven by market-to-market losses on foreign exchange derivatives versus gains in 2017 and increased interest and financing costs.

Profit before Tax

As a result of the foregoing factors, we had loss before tax of $6.0 million in fiscal year 2018, compared to $15.7 million profit in fiscal year 2017.

Income Tax

Our income tax expense was $8.6 million in fiscal year 2018, compared to $9.0 million in fiscal year 2017, primarily because there were non-deductible items such as Agrocentro impairment and Strategic Review costs in fiscal year 2018, while there were non-taxable property/investment gains in fiscal year 2017. The high effective tax rates are a result of the profits arising in PGW being subject to tax at a local rate of 28%, with the rest of the group generating losses for which no tax benefit has been recognized.

Profit for the Year

As a result of the foregoing factors, we had loss for the year of $14.7 million in fiscal year 2018, compared to profit for the year of $6.7 million in fiscal year 2017.

Profit Attributable to Non-controlling Interests

Of the $14.7 million loss for fiscal year 2018, a profit of $3.2 million was attributable primarily to the same non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 7.24% of Agria Asia Investments not owned by Agria Group. Of the $6.7 million profit for fiscal year 2017, $17.1 million was attributable primarily to the same non-controlling interests, mainly consisting of the 49.78% of PGW not owned by Agria Singapore and the 7.24% of Agria Asia Investments not owned by Agria Group.

Loss Attributable to Equity Holders of the Company

As a result of the foregoing factors, loss attributable to equity holders of the Company was $17.8 million for fiscal year 2018, compared to loss attributable to equity holders of the Company was $10.3 million for fiscal year 2017.

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

Seed and Grain revenue from external sales decreased by 1.2% from $269.0 million in fiscal year 2016 to $265.8 million in fiscal year 2017. Our New Zealand Seed and Grain business was most affected by the severe weather events. For our Seed business, autumn demand for our seed products has been less than expected as many farmers have simply been unable to complete their re-grassing and autumn pasture renewal plans. For Grain, much lower harvest yields have reduced earnings from our processing and drying facilities.

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

Selling, general and administrative expense

Selling, general and administrative expense increased by 11.5% from $192.1 million in fiscal year 2016 to $214.1 million in fiscal year 2017, primarily due to increase of employee benefit expense and incentive scheme and increase of rental cost, depreciation and amortization expense, legal expense, bad debt expense, class action settlement fee and provision for pending litigation and claims.

Equity in Earnings/(Losses) of Investees

Equity in earnings/(losses) of investees resulted in loss of $0.2 million in fiscal year 2016 and income of $1.8 million in fiscal year 2017 mainly due to $1.7 million release of earn-out provision.

Operating Profit

As a result of the foregoing factors, operating profit decreased by 26.6% from $26.3 million in fiscal year 2016 to $19.3 million in fiscal year 2017.

Non-operating Income (Expense)

Non-operating items resulted in net income of $5.9 million in fiscal year 2017, which was primarily gain on asset/investment disposals of $6.3 million reduced by fair value adjustment and service fee for defined benefit plan, compared to gain on asset disposals of $3.6 million in fiscal year 2016.

Interest Income and Finance Expenses

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

We believe the following are our critical accounting estimates:

•	Recoverability of the carrying values of long lived assets and estimated impairment

•	Valuation of seeds inventory

•	Allowance for impairment of trade and other receivables

•	Provisions and contingent liabilities

•	Earn-out provision recorded in our investment for equity accounted investee company

See Note 4 to our consolidated financial statements for additional information about these critical accounting policies and estimates.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from (i) dividend payments from PGW and operating activities and (ii) financing activities, consisting of proceeds from bank borrowings and loans from related parties and other entities. As of June 30, 2018, we had $17.1 million in cash and cash equivalents, which consisted of cash on hand and bank deposits which are unrestricted as to withdrawal or use.

As of June 30, 2018, we had $202.5 million short-term and long-term bank borrowing facilities, with $59.8 million in outstanding short-term bank loans and borrowings and $101.0 million in outstanding long term portions of bank loans and borrowings.

The short and long term facilities are generally collateralized by receivables, inventories, and property and equipment. The interest rates on the loans are set by reference to the base rates in each of China, the United States and New Zealand for RMB, US dollar and New Zealand dollar denominated loans, respectively, with a margin. The weighted average interest rate was 5.0% for the fiscal year ended 2018. These loans have been provided by various banks in China, South America and New Zealand. Fixed rate borrowings represent approximately 9.9% of the total outstanding amount.

We incurred capital expenditures of $17.5 million, $13.2 million and $23.4 million in the years ended June 30, 2018, 2017 and 2016, respectively. Our capital expenditures have primarily been used to acquire property, plant and equipment and technologies. Our capital expenditures are funded by cash provided from operating activities and debt.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended June 30,
	2018	2017	2016
	$	$	$
	(In thousands)
Net cash (used in)/provided by operating activities	(11,923)	6,872	16,984
Net cash (used in)/provided by investing activities	(15,843)	3,948	(22,946)
Net cash provided by/(used in) financing activities	30,343	(3,506)	3,991
Effect of exchange rate changes on cash and cash equivalents	(1,403)	230	417
Net increase in cash and cash equivalents	1,174	7,544	(1,554)
Cash and cash equivalents at the beginning of the year	15,876	8,332	9,886
Cash and cash equivalents at the end of the year	17,050	15,876	8,332

Operating Activities

Net cash used in operating activities in the year ended June 30, 2018 was $11.9 million, primarily as a result of increase in investment in working capital – accounts receivable increased by $23.0 million, with half of this attributed to an increase in the Go Livestock receivables, reflecting the strength and growth of those products, with the remaining growth in working capital concentrated in the Seed and Grain business..

Net cash provided by operating activities in the year ended June 30, 2017 was $6.9 million, primarily as a result of 17.0 million higher cash collected from customers and $17.7 million higher cash paid to suppliers, $9.0 million higher cash paid to employees, a lump sum contributions of $5.4 million to defined benefit plan, $1.9 million less interest paid, $1.9 million less cash paid for income tax and $2.2 million lower cash paid for derivative assets/liabilities.

Net cash provided by operating activities in the year ended June 30, 2016 was $17.0 million, primarily as a result of $141.3 million lower cash collected from customers, $143.9 million lower cash paid to suppliers, $9.0 million lower cash paid to employees, $1.0 million higher interest paid, $2.7 lower tax paid and $4.5 million more cash paid for derivative assets/liabilities.

Investing Activities

Net cash used in investing activities in the year ended June 30, 2018 was $15.8 million, primarily as a result of purchase of property, plant and equipment and technologies of in total $17.5 million, offset by proceeds from sales of property, plant and equipment and other assets of $2.4 million.

Net cash provided by investing activities in the year ended June 30, 2017 was $3.9 million, primarily as a result of proceeds of $3.2 million from sale of investment, proceeds of $15.9 million from disposal of property, plant and equipment and other assets, offset by acquisition of Agri Optics New Zealand Limited of $0.6 million, additional investment in Agimol Corporation (Agrocentro Uruguay) of $1.4 million and acquisition of property, plant and equipment as well as software, totaled to $13.2 million.

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

Financing Activities

Net cash provided by financing activities in the year ended June 30, 2018 was $30.3 million, primarily as a result of net cash inflow of external borrowings of $41.1 million, offset by $10.8 million dividend paid to minority shareholders of PGW.

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

Recently Issued Accounting Pronouncements

Please refer to note 2 to our consolidated financial statements included elsewhere in this annual report.

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

Our expenses incurred in connection with these activities were $4.6 million, $4.4 million, $4.3 million for the years ended June 30, 2018, 2017 and 2016. Research and development expenses primarily consist of direct expenses related to development of our proprietary products, trails, external contractors and services, costs of raw materials used in our research and development activities.

D. Trend Information

See “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” for information on material trends affecting our business and results of operations.

Subject to and upon completion of the sale of PGW Seeds, we will cease and be deemed to have ceased to engage in Seed and Grain business as from June 30, 2018, to the extent such business is currently conducted by PGW Seeds including all its geographical locations in New Zealand, Australia, South America and internationally. PGW will grant a 10-year brand license to PGW Seeds for the use of the PGG Wrightson Seeds brand and PGW will continue to distribute the seeds and grain products in New Zealand under a long-term license for a duration of minimum 7 years plus a 2-year notice period distribution agreement from PGW Seeds.

Our business and operations currently conducted by PGW may change materially subject to and after the completion of the sale of PGW Seeds as well as subject to further strategic decision of PGW regarding the remaining business of PGW after the completion of the sale of PGW Seeds.

Our investment in PGW may change materially if our Board decides to divest or otherwise reduce our investment in PGW.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2018

		Payment Due by June 30,
	Total	Within one year	One to five years	Beyond five years
Short and long-term borrowings(1)
- principal	160.8	59.8	101.0	-
- finance costs	17.9	8.4	9.5	-
Lease obligations(2)	94.3	18.5	46.7	29.1
Purchase obligations(3)	0.8	0.8	-	-
Investment into Zhongnong(4)	3.6	3.6	-	-
Capital expenditure commitment(5)	1.7	1.7	-	-
Other commitments(6)	0.2	0.2	-	-
Total	279.3	93.0	157.2	29.1

(1)	Includes short-term and long-term borrowings and future interest obligations.

(2)	Includes all non-cancelable operating leases for land and buildings, which are mainly used to conduct operations, primarily related to our wool business and store network. The terms of the leases have various rights of renewal with lease periods ranging from 1 to 15 years. Also includes all non-cancelable operating leases for motor vehicles. These have lease terms of up to three years.

(3)	Represents commitments for the purchase of corn seeds in China.

(4)	Represents commitments to make remaining investment into Zhongnong.

(5)	Represents commitments for the upgrading and purchase of seeds processing equipment.

(6)	Represents commitments for the contributions to Primary Growth Partnership program.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guanglin Lai	55	Executive Chairman of the Board of Directors
Joo Hai Lee	62	Non-executive Director
Timothy Wai Koon Chow	49	Non-executive Director
John Fulton	48	Chief Financial Officer
Kean Seng U	52	Head of Corporate and Legal Affairs

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

Mr. Joo Hai Lee has served as our non-executive director since November 2008. Mr. Lee has around 34 years of experience in accounting and auditing. Mr. Lee joined BDO Patrick Tay & Partners/BDO International Singapore (now known as BDO LLP) in 1983 and became a partner there in 1986 and retired in February 2013. He is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Accountants of Singapore, the Malaysian Institute of Accountants and the Singapore and Hong Kong Institutes of Directors.

Mr. Timothy Wai Koon Chow has served as our non-executive director since October 2017. Mr. Chow was appointed as Chief Operating Officer of Softpower International Limited in January 2015, a listed group on the main board of The Stock Exchange of Hong Kong and is a leading provider of a wide range of pipe related products, fittings, comprehensive services and solutions to the construction sector in Hong Kong and Macau. Mr. Chow is responsible for directing, administering and coordinating the operational activities of this group. Prior to joining Softpower International Limited, Mr. Chow devoted almost 20 years to Hewlett-Packard group, a leading global IT provider of products, technologies, software and solutions and services. Mr. Chow has a MBA degree from Macquarie Graduate School of Management, Australia and a degree in accountancy from Nanyang Technological University, Singapore.

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

B. Compensation of Directors and Executive Officers

For the year ended June 30, 2018, we paid an aggregate of $3.8 million to our directors and executive officers in cash or benefits in kind.

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

As of the date of this annual report, options to purchase a total of 1,440,000 ordinary shares granted to our directors and executive officers and other individuals as a group remained outstanding.

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

As of the date of this annual report, 11,076,660 restricted shares have been granted to our directors and executive officers as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant. As of June 30, 2018, 10,153,605 restricted shares are vested.

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

C. Board Practices

Our board of directors currently consists of three directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

In the year ended June 30, 2018, our board held meetings or passed resolutions by unanimous written consent 14 times.

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

D. Employees

We had 1,938 full-time employees as of June 30, 2018. The following table sets forth the number of employees for each of our business segments and our administrative offices as of June 30, 2018:

	Number of full-	Percentage of
	time Employees	Total Employees
Seed and Grain	562	29.0%
Retail and Water	737	38.0%
Agency	395	20.4%
Other	104	5.4%
Corporate and administration	140	7.2%
Total	1,938	100.0%

We have entered into employment agreements with our full-time employees. Generally, our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for periods ranging from six months to three years after the period of their employment with us. 6 of our employees are members of a labor union.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers as of July 31, 2018; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of July 31, 2018.

The calculations in the shareholder table below are based on 110,115,854 ordinary shares issued and outstanding as of July 31, 2018. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after July 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Guanglin Lai(3)	53,393,092	48.1
Joo Hai Lee	—	—
Timothy Wai Koon Chow	—	—
John Fulton(4)	2,215,332	2.0
Kean Seng U(4)	3,822,998	3.4
All directors and executive officers as a group(5)	59,123,738	53.7
Principal Shareholders:
Brothers Capital Limited(6)	48,522,000	43.8

*	Less than 1% or our total issued and outstanding shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 110,115,854, being the number of ordinary shares outstanding as of July 31, 2018, and the number of ordinary shares underlying share options or restricted shares held by such person or group that are exercisable or will vest, respectively, within 60 days after July 31, 2018, if any.

(3)	Includes (i) 48,522,000 ordinary shares owned by Brothers Capital Limited, or BCL, a British Virgin Islands company wholly owned by Mr. Lai, (ii) 800,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after July 31, 2018, and (iii) 4,071,092 ordinary shares in the form of ADSs. The business address of Mr. Lai is 12/F Phase 1 Austin Tower, 22-26A Austin Avenue Tsim Sha Tsui, Kowloon, Hong Kong.

(4)	Restricted shares vested but not issued within 60 days after July 31, 2018.

(5)	Certain directors and executive officers have been granted options and restricted shares pursuant to the 2007 Plan and the 2015 Plan. See “—B. Compensation of Directors and Executive Officers—Share Incentives.”

(6)	BCL is a company incorporated in the British Virgin Islands. BCL is wholly owned by Mr. Lai. The business address of BCL is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, The People’s Republic of China.

As of the date of this annual report, 110,115,854 of our ordinary shares were issued and outstanding. Since the ADSs are now delisted from the New York Stock Exchange as of January 2, 2017 and no longer trade publicly, we have instructed the Bank of New York Mellon to wind down the ADR program.

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

Contractual Arrangements with Our Consolidated Structured Entities and Their Individual Shareholders

In August 2009, we entered into contractual arrangements with Zhongguan and its then individual shareholders to hold our investments in the agricultural industry in China. In April 2017, we entered into contractual arrangements with the current shareholders of Zhongguan after the shareholding change in Zhongguan. The shareholding of Zhongguan is held in the proportion of 5% and 95% by Ms. Xiaoyun Chen, the mother of Mr. Guanglin Lai and a beneficial owner of our ordinary shares, and Mr. Fulin Lai, the brother of Mr. Guanglin Lai, respectively. Both Ms. Xiaoyun Chen and Mr. Fulin are PRC citizens and do not receive any compensation from us for holding shares of in our consolidated structured entities. Agria Shenzhen’s relationship with Zhongguan and its individual shareholders are governed by contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Shenzhen to effectively control Zhongguan. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Shenzhen to receive substantially all of Zhongguan’s earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Zhongguan.

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

In September 2009, we formed Shenzhen Zhongguan Forage (formerly known as Shenzhen PGW Seeds Co., Ltd.), to engage in the businesses of research and development, service, sales and investment. The shareholding of Shenzhen Zhongguan Forage is held in the proportion of 95% and 5% by Ms. Juan Li and Mr. Fulin Lai, respectively. Agria Shenzhen’s relationship with Shenzhen Zhongguan Forage and its individual shareholders are governed by the contractual arrangements. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria Shenzhen to effectively control Shenzhen Zhongguan Forage. The exclusive technology development, technical support and service agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria Shenzhen to receive substantially all of Shenzhen Zhongguan Forage’ earnings and other economic benefits to the extent permissible under PRC law. We have a legal obligation to provide funding for all losses incurred by Shenzhen Zhongguan Forage.

Power of Attorney

Each of the individual shareholders of our consolidated structured entities has executed a power of attorney to appoint a nominee of Agria Shenzhen as his or her attorney-in-fact to exercise all of his or her rights as an individual shareholder of our consolidated structured entities as provided under PRC law and the articles of association of our consolidated structured entities in China, including voting rights, the rights to transfer any or all of his or her equity interest in our consolidated structured entities and the right to appoint the general manager of our consolidated structured entities.

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

Other Related Party Transactions

The following were considered related parties during the years presented:

Name of Related Parties	Relationship with us

Beijing Zhongnong Seeds Industry Co., Ltd.	A 26.8% associate held by subsidiary
Fertimas S.A.	A 50% associate held by subsidiary
John McKenzie	Management of PGW
Trevor Burt	Director of PGW (appointed December 11, 2012)

We had the following related party transactions during the years presented:

	For the Year Ended June 30,
	2018	2017	2016
	($’000)	($’000)	($’000)
Purchase of retail goods, sale of seed under production contracts and livestock transaction
John McKenzie	2,382	3,817	2,831
Trevor Burt	131	76	605
Mark Dewdney	296	387	326
Fertimas S.A.	11,370	14,781	18,644
Agrocentro	2,497	4,518	4,098
Loan from shareholder(1)	-	4,148	4,201
Repayment of loan from shareholder	-	4,201	2,446
Finance cost to shareholder	1,038	471	114
Repayment of finance cost to shareholder	348	-	-
Draw down of loan from related party (2)	-	10,000	-
Repayment of loan by related party	2,450	-	-
Interest expense on loan from related party	1,050	961	-
Repaid interest to related party	1,050	785	-
Sales to related party:
Fertimas S.A.	394	362	-
Agimol Corporation S.A	13,993	19,994	19,676

(1)	Loan from Brothers Capital Limited is unsecured and bears interest at 12% per annum.

(2)	Loan from Softpower International Limited is secured by guarantee provided by a subsidiary and bears interest at 10.5%.

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

We had the following related party balances at the end of each period:

	2018	2017	2016
	($’000)	($’000)	($’000)
Amounts due from related parties:
Accounts receivable	17,484	13,837	12,075
	17,484	13,837	12,075

Amounts due to related parties:
Accounts payable	3,264	3,667	3,356
Officers and directors of PGW	402	265	-
Brothers Capital Limited	4,838	4,148	4,201
Softpower International Limited	10,177	10,175	-
	18,681	18,255	7,557

Share-based Payments

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

On December 23, 2015, we received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC's subpoena is focused on: (i) the accuracy of (a) disclosures related to the nine parcels of land totaling approximately 13,500 acres retained by our Company following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), one of our consolidated structured entities until it was disposed of in July 2010, and (b) the accounting for the approximately $57.0 million of impairment provision that we took for such land parcels in July 2013, and (ii) claims of share price manipulation by certain of our Company’s executive officers in connection with our efforts to maintain our NYSE listing status. We have been fully cooperating with the SEC and are nearing a potential settlement of these claims.

In November 2016, a class action lawsuit was filed by shareholders against us and certain members of our past and present directors and officers for matters in connection with the NYSE delisting in April 2017. The class action has now been settled for a sum of $1.3 million on the final approval by the United States District Court for the District of New Jersey on December 12, 2017.

See also Risks related to legal and/or administrative proceedings under Item 3D Risk Factors for more particulars on the SEC Investigations and possible risk of enforcement action by the OIO.

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

Under Cayman Islands law and our amended and restated memorandum and articles of association, we are able to pay dividends out of either profits or share premium. Subject to having sufficient profits and share premium, our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our shareholders or the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in US dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

The following table provides the high and low trading prices on the New York Stock Exchange for the periods indicated before delisting.

Sales Price ($)
	High	Low
Yearly Highs and Lows
2012	1.56	0.65
2013	1.74	0.69
2014	2.12	0.96
2015	1.89	0.93
2016	1.40	0.71
2017	N/A	N/A
Six Months ended June 30, 2018	N/A	N/A

Quarterly Highs and Lows
Third Quarter 2016	0.90	0.71
Fourth Quarter 2016	0.90	0.75
First Quarter 2017	N/A	N/A
Second Quarter 2017	N/A	N/A
Third Quarter 2017	N/A	N/A
Fourth Quarter 2017	N/A	N/A
First Quarter 2018	N/A	N/A
Second Quarter 2018	N/A	N/A

Monthly Highs and Lows
March 2018	N/A	N/A
April 2018	N/A	N/A
May 2018	N/A	N/A
June 2018	N/A	N/A
July 2018	N/A	N/A
August 2018	N/A	N/A
September 2018	N/A	N/A

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the value and composition of our assets, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2018, and do not expect to become a PFIC in the foreseeable future. However, we believe we were a PFIC in certain previous taxable years. Kirkland & Ellis LLP, our U.S. tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. As discussed above in “—Passive Foreign Investment Company,” we believe we were not a PFIC for the taxable year ended June 30, 2018, although we were in previous years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our outstanding bank borrowings and the interest income generated by cash invested in cash deposits and liquid investments. As of June 30, 2018, our total outstanding borrowings amounted to $160.8 million with a weighted average interest rate of 5.0% per annum. Assuming a 1% increase in applicable interest rates, net profit after tax would have been decreased by $1.0 million. We use derivative financial instruments to manage our exposure to interest rate risks arising from operational, financing and investment activities. We may use interest rate swaps, interest rate options and forward rate agreements to hedge the floating rate exposure as deemed appropriate. However, we do not hold or issue derivative instruments for trading purposes.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the US dollar, our reporting currency. Currently, the majority of our revenues and expenses are denominated in New Zealand dollars, with the remaining portion of revenue denominated in Australian dollars, Euros, US dollars and RMB. Of the total $160.8 million borrowings outstanding as of June 30, 2018, 75.7% was denominated in New Zealand dollars, 21.5% in US dollars, 2.1% in RMB and 0.7% in Australian dollars. Fluctuations in exchange rates, primarily among the US dollar against the New Zealand dollar, will affect our financial position. Assuming a 1% appreciation of New Zealand dollars against US dollar, our bank borrowings would have increased by $1.2 million.

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

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery of the underlying shares and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Holders that surrender ADRs for delivery of the underlying shares will be required to pay a cancellation fee of $5 per 100 ADR rounded up to the nearest 100, plus a $17.50 cable fee and any other taxes or other governmental charges which may be owed.

Fees and Other Payments Made to the Depositary

The depositary has previously reimbursed us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses or any other program related expenses. As a result of the termination of the ADR Program, we had to repay the depositary a total sum of $1,000,000 for the year ended June 30, 2017.

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

We received net proceeds of approximately $184.1 million from our initial public offering and as of June 30, 2018, we used the net proceeds received from our initial public offering as follows: approximately $25 million has been used to repay a shareholder’s loan, approximately $2 million has been used to repay bank loans and approximately $157.1 million has been used to fund investments and for general corporate purposes. As of June 30, 2018, all of the net offering proceeds from our initial public offering had been applied.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2018, our disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We are currently putting in place the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified within PGG Wrightson Limited as of June 30, 2018:

(i)	we identified weaknesses in our user access controls associated with our retail point-of-sale system, specifically the accessibility of the super user log on details for certain information technology staff;

(ii)	we did not maintain effective internal controls related to the accounting for manual journal entries, specifically the final year-end adjustments;

(iii)	we did not maintain effective internal controls around the accounting of revenue recognition, specifically the classification of certain terms of trade of wool export revenues; and

(iv)	for our South American business we did not maintain effective controls around the financial oversight of an equity investee, specifically the calculation and accounting for Inventory and calculation of debtor provisioning.

In addition, the auditor brought a number of matters to our attention, including those noted above, that required adjustments to our financial statements, indicating a need to increase the overall level of scrutiny and review around the preparation of our financial statements.

The material weaknesses described above resulted in misstatement of the Company’s consolidated financial statements. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of June 30, 2018.

Management’s Plan for Remediation of Material Weaknesses

Our management is taking the appropriate steps to remediate the material weaknesses set out above. Specifically, we have rolled out a replacement point-of-sale system which will be implemented for all relevant stores on August 31, 2018. We are also reviewing our other compensating controls, such as management review controls, with respect to manual journals and revenue recognition to ensure that they are operating at an appropriate level of precision. We are also increasing the oversight of our South American equity investee with immediate effect.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive chairman, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-146785) and the amended code of business conduct and ethics as an exhibit to this annual report on Form 20-F. You can also find our code of business conduct on our investor relations website at www.agriagroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

This section discusses the aggregate fees paid by us in connection with certain professional services rendered by KPMG during the years ended June 30, 2018 and 2017 and by GHP Horwath during the year ended June 30, 2016, in each case an independent registered public accounting firm.

	For the Year Ended June 30, (2)
	2018	2017	2016
	($ millions)	($ millions)	($ millions)
Audit fees (1)	0.64	0.64	0.43
Audit related fees	0.01	0.01	-
Tax fees	-	0.01	0.07
Other non-audit fees	-	0.03	0.01
Total	0.65	0.69	0.51

(1)	Aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	Except as otherwise disclosed, we did not pay any other fees to our auditors during the periods.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors authorized a share repurchase program on June 8, 2016, under which we may repurchase up to $10 million of its outstanding ADS through December 31, 2017. The repurchases may be made on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. An aggregate of 325,373 ADSs were repurchased under the share repurchase program. We funded the repurchases made under this program from our available cash balance.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Agria Corporation are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

2.3	Form of Deposit Agreement among the Registrant, the owners and holders of American Depositary Shares and The Bank of New York (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.1	Subscription Agreement, dated as of October 16, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.2	Subscription Agreement for Convertible Redeemable Notes, dated as of November 18, 2009, between PGG Wrightson Limited and Agria Corporation (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on December 29, 2009)

4.3	English Translation of Exclusive Technology Development, Technology Support and Technology Services Agreement, dated as of November 7, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.4	English Translation of Loan Contract, dated as of October 6, 2008, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.5	English Translation of Equity Pledge Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.6	English Translation of Exclusive Call Option Agreement, dated as of November 7, 2008, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Shenzhen Guanli Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.7	English Translation of Letter of Undertaking, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.8	English Translation of Power of Attorney, dated as of November 7, 2008, from Juan Li (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.9	English Translation of Statement of Spouse, dated as of November 7, 2008, from Guanglin Lai (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.10	English Translation of Loan Contract, dated as of July 22, 2009, between Agria Brother Biotech (Shenzhen) Co., Ltd. and Juan Li (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.11	English Translation of Equity Transfer Agreement, dated as of August 12, 2009, among Agria Brother Biotech (Shenzhen) Co., Ltd., Juan Li and Yachao Cui (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Commission on June 29, 2010)

4.12	English Translation of Loan Contract, dated as of May 7, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.13	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.14	English Translation of Supplemental Agreement to Loan Contract, dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.15	English Translation of Equity Pledge Agreement, dated as of May 7, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.16	English Translation of Exclusive Call Option Agreement dated as of May 7, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.17	English Translation of Letter of Undertaking, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.18	English Translation of Power of Attorney, dated as of May 7, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.19	English Translation of Statement of Spouse, dated as of May 7, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on October 18, 2013)

4.20	Subscription Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.21	Shareholders Agreement, dated as of April 14, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria (Singapore) Pte Ltd. (incorporated by reference to Exhibit 99.3 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.22	Subscription Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, New Hope International (Hong Kong) Limited, Agria Group Limited and Agria Singapore Pte Ltd. (incorporated by reference to Exhibit 99.2 from our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.23	Shareholders Agreement, dated as of April 17, 2011, among Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte Ltd. (incorporated by reference from Exhibit 99.3 of our form 6-K (File No. 001-33766) filed with the Commission on April 18, 2011)

4.24	Form of Employment Agreement with Senior Executive Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146785), as amended, initially filed with the Commission on October 18, 2007)

4.25	Shareholders Agreement, dated as of June 28, 2011, among Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Corporation (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.26	Charge over Shares in Agria Asia Investments Limited, dated as of June 28, 2011, between Agria Group Limited as Chargor and New Hope International (Hong Kong) Limited as Chargee (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.27	Deed of Guarantee, dated as of June 28, 2011, between Guanglin Lai as Guarantor and New Hope International (Hong Kong) Limited as Beneficiary (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.28	Deed of Indemnification, dated as of June 28, 2011, between Agria Corporation and Guanglin Lai (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Commission on June 28, 2011)

4.29	Agreement relating to Supplemental Agreement, dated as of January 14, 2013, between Agria Group Limited and New Hope International (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.30	Prepayment Agreement relating to Supplemental Agreement, dated as of August 5, 2013, between Agria Group Limited and New Hope International (Hong Kong) Limited (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.31	Supplemental to Prepayment Agreement, dated as of February 2015, between Agria Group Limited and New Hope International (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.32	Deed of Release, dated as of October 22, 2015, among New Hope International (Hong Kong) Limited, Agria Asia Investment Limited and Agria Group Limited (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

4.33	English Translation of Loan Contract, dated as of March 13, 2013 between Agria Brother Biotech (Shenzhen) Co., Ltd. and Fulin Lai (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.34	English Translation of Equity Transfer Agreement dated as of March 13, 2013 between Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.35	English Translation of Supplemental Agreement to Loan Contract, dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Jie Zhen Chen and Fulin Lai (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.36	English Translation of Equity Pledge Agreement, dated as of March 13, 2013, among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Forage Co., Ltd. (formerly known as Shenzhen PGW Seeds Co., Ltd.) (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.37	English Translation of Exclusive Call Option Agreement dated as of March 13, 2013 among Agria Brother Biotech (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Forage Co., Ltd. (formerly known as Shenzhen PGW Seeds Co., Ltd.) (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.38	English Translation of Letter of Undertaking, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.39	English Translation of Power of Attorney, dated as of March 13, 2013 from Fulin Lai (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.40	English Translation of Statement of Spouse, dated as of March 13, 2013 from Liling Jiang (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on October 23, 2014)

4.41*	English Translation of Equity Pledge Agreement, dated as of April 5, 2017, among Agria Holdings (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd.

4.42*	English Translation of Exclusive Call Option Agreement dated as of April 5, 2017 among Agria Holdings (Shenzhen) Co., Ltd., Fulin Lai and Shenzhen Zhongguan Agriculture Group Co., Ltd.

4.43*	English Translation of Loan Contract, dated as of April 5, 2017 between Agria Holdings (Shenzhen) Co., Ltd. and Fulin Lai

4.44*	English Translation of Letter of Undertaking, dated as of April 5, 2017 between Agria Holdings (Shenzhen) Co., Ltd. and Fulin Lai

4.45*	English Translation of Power of Attorney, dated as of April 5, 2017 between Agria Holdings (Shenzhen) Co., Ltd. and Fulin Lai

4.46*	English Translation of Statement of Spouse, dated as of April 5, 2017, from Liling Jiang

4.47*	English Translation of Equity Pledge Agreement, dated as of April 5, 2017, among Agria Holdings (Shenzhen) Co., Ltd., Xiaoyun Chen and Shenzhen Zhongguan Agriculture Group Co., Ltd.

4.48*	English Translation of Exclusive Call Option Agreement dated as of April 5, 2017 among Agria Holdings (Shenzhen) Co., Ltd., Xiaoyun Chen and Shenzhen Zhongguan Agriculture Group Co., Ltd.

4.49*	English Translation of Loan Contract, dated as of April 5, 2017 between Agria Holdings (Shenzhen) Co., Ltd. and Xiaoyun Chen

4.50*	English Translation of Letter of Undertaking, dated as of April 5, 2017 between Agria Holdings (Shenzhen) Co., Ltd. and Xiaoyun Chen

4.51*	English Translation of Power of Attorney, dated as of April 5, 2017 between Agria Holdings (Shenzhen) Co., Ltd. and Xiaoyun Chen

4.52*	English Translation of Statement of Spouse, dated as of April 5, 2017, from Youlong Lai

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on September 20, 2016)

12.1*	Executive Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Executive Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGRIA CORPORATION

By:	/s/ Guanglin Lai
Name: Guanglin Lai
Title: Executive Chairman of the Board of Directors

Date: October 12, 2018

Agria Corporation and subsidiaries

Consolidated Financial Statements

As of June 30, 2018 and 2017, and for each of the years in the three-year period ended June 30, 2018

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Agria Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Agria Corporation and subsidiaries (“the Company”) as of June 30, 2018 and June 30, 2017, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and June 30, 2017, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The 2016 consolidated financial statements of the Company were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatements to correct the financial reporting errors as described in note 2(s) to the 2017 consolidated financial statements and to reflect the adjustments applied to conform to the 2017 composition of the reportable segments as described in note 2(b) to the 2017 consolidated financial statements, in their report dated September 20, 2016.

As discussed above, the 2016 consolidated financial statements of the Company were audited by other auditors who have ceased operations. As described in note 2(b) to the 2017 consolidated financial statements, the Company changed the composition of its reportable segments in 2017 and the amounts in the 2016 consolidated financial statements relating to reportable segments have been restated to conform to the 2017 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2016 consolidated financial statements. In our opinion, such adjustments were appropriate and have been properly applied. As described in note 2(s) to the 2017 consolidated financial statements, the Company identified financial reporting errors in its 2016 consolidated financial statements pertaining to 1) the presentation of consolidated statements of profit or loss, 2) the accounting treatment related to defined benefit pension scheme, and 3) the accounting for certain non-controlling interests. The 2016 consolidated financial statements have been restated to correct these misstatements. We audited the correcting adjustments that were applied to restate the 2016 consolidated financial statements. In our opinion, such adjustments were appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2016 consolidated financial statements of the Company other than with respect to the adjustments to restate the disclosures for reportable segments and the correcting adjustments for the identified financial reporting errors, and, accordingly, we do not express an opinion or any other form of assurance on the 2016 consolidated financial statements taken as a whole.

Investigations by the US Securities and Exchange Commission and the New Zealand Overseas Investment Office

We draw attention to note 23 which describes the current investigation of the Company by the US Securities and Exchange Commission, the outcome of which is uncertain and when resolved could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

We also draw attention to note 29 which describes the pending investigation of the Company by the New Zealand Overseas Investment Office, the outcome of which is uncertain and when resolved could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2017.

Auckland, New Zealand
October 12, 2018

THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED REPORT.  GHP HORWATH, P.C. HAS CEASED OPERATIONS AND THEREFORE, HAS NOT REISSUED THE REPORT.

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

/s/ GHP HORWATH, P.C.

Denver, Colorado
September 20, 2016

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2018 and 2017

		As of June 30,
	Note	2018	2017
		(US$’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	15	17,050	15,876
Accounts receivable, net	16	171,456	161,360
Other receivables and prepayments	16	24,831	21,339
Inventories	17	187,882	194,435
Biological assets		616	1,139
Short-term derivative assets		560	2,586
Other investments	20	20	2,522
Assets held for sale		1,771	2,366
Amount due from related parties	30	17,484	13,837
Total current assets		421,670	415,460

Non-current assets:
Property, plant and equipment, net	19	87,803	89,639
Investments in equity accounted investees	10	5,126	15,373
Other investments	20	794	1,545
Intangible assets, net	21	9,586	9,765
Goodwill	22	-	2,977
Long-term derivative assets		13	313
Biological assets		-	43
Non-current prepayments		345	368
Deferred tax asset, net	13	11,253	11,101
Total non-current assets		114,920	131,124
Total assets		536,590	546,584

LIABILITIES AND EQUITY
Current liabilities:
Debt due within one year	15	59,801	48,191
Income tax payable		4,570	3,017
Accounts payable		99,615	98,253
Accrued expenses and other liabilities, including provisions	23	99,603	103,428
Short-term derivative liabilities		2,468	726
Defined benefit liability	24	612	691
Amounts due to related parties	30	8,681	8,256
Total current liabilities		275,350	262,562

Non-current liabilities:
Long-term debt	15	101,012	85,508
Long-term derivative liabilities		654	485
Defined benefit liability	24	6,546	10,911
Other long-term liabilities	23	1,436	3,598
Amounts due to related parties	30	10,000	10,000
Total non-current liabilities		119,648	110,502
Total liabilities		394,998	373,064

Commitments, contingencies and subsequent events	28,29,33

Equity:
Agria Corporation shareholders’ equity:
Share capital	25	-	-
Treasury stock	25	(281)	(281)
Share premium	25	160,971	160,971
Statutory reserves	26	672	672
Share-based payment reserve	27	22,217	20,332
Other reserves	26	115,268	114,315
Foreign currency translation reserve	26	(25,342)	(21,226)
Accumulated deficit		(236,239)	(218,047)
Total equity attributable to equity holders of Agria Corporation		37,266	56,736
Non-controlling interests		104,326	116,784
Total equity		141,592	173,520
Total liabilities and equity		536,590	546,584

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the years ended June 30, 2018, 2017 and 2016

		For the years ended June 30,
	Note	2018	2017	2016
		(US$’000)	(US$’000)	(US$’000)

Revenue	6	860,652	822,215	807,679
Cost of sales	7	(610,788)	(586,484)	(585,312)
Gross profit		249,864	235,731	222,367
Other income	8	81	334	547
Selling, general and administrative expense	9	(226,378)	(214,059)	(192,142)
Impairment of goodwill		(3,070)	-	-
Research and development		(4,624)	(4,445)	(4,311)
Equity in earnings/(losses) of investees	10	(7,874)	1,783	(164)

Operating profit		7,999	19,344	26,297

Non-operating income	11	1,338	5,930	3,225
Profit before financial income/expenses and income taxes		9,337	25,274	29,522
Finance income	12	199	1,089	1,589
Finance expenses	12	(15,573)	(10,622)	(14,906)
(Loss)/profit before income taxes		(6,037)	15,741	16,205
Income taxes	13	(8,613)	(8,992)	(6,962)
(Loss)/profit for the year		(14,650)	6,749	9,243

Attributable to:
Equity holders of the Company		(17,833)	(10,303)	(6,300)
Non-controlling interests		3,183	17,052	15,543
		(14,650)	6,749	9,243

Earnings/(loss) per ordinary share:	14	US$	US$	US$
Basic		(0.16)	(0.09)	(0.06)
Diluted		(0.16)	(0.09)	(0.06)

No. of ordinary shares outstanding (Basic)		110,115,854	110,322,214	110,766,600
No. of ordinary shares outstanding (Diluted)		110,115,854	110,322,214	110,766,600

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2018, 2017 and 2016

		For the years ended June 30,
	Note	2018	2017	2016
		(US$’000)	(US$’000)	(US$’000)

(Loss)/profit for the year		(14,650)	6,749	9,243

Other comprehensive income (loss), net of tax

Items that will not be reclassified to profit or loss
Changes in fair value of equity instruments		-	171	3,642
Re-measurements of defined benefit liability	24	1,955	2,226	(7,150)
Deferred tax on re-measurements of defined benefit liability	13	(684)	(154)	2,003
		1,271	2,243	(1,505)

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		(9,673)	5,042	813
Effective portion of changes in fair value of cash flow hedges		-	(1,396)	2,606
Income tax on changes in fair value of cash flow hedges		-	407	(729)
		(9,673)	4,053	2,690

Total comprehensive income/(loss)		(23,052)	13,045	10,428

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		(21,355)	(7,874)	(6,697)
Non-controlling interests		(1,697)	20,919	17,125
Total comprehensive income/(loss) for the year		(23,052)	13,045	10,428

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2018, 2017 and 2016

	For the years ended June 30,
	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Cash flows from operating activities:
(Loss) / Profit before tax	(6,037)	15,741	16,205

Adjustments for:
Interest expense	12,346	9,988	12,885
Equity in losses (earnings) of investees	7,874	(1,783)	164
Deferred income taxes	(793)	(578)	(1,341)
Share-based payment expenses	1,885	1,885	1,476
Gain on disposal of assets and investment	(1,253)	(6,868)	(3,564)
Depreciation and amortization expense	11,839	9,308	7,259
Impairment of goodwill, tangible assets, intangible assets and other investments	6,483	-	-
Bad debt expense	1,355	3,673	1,492
Write-downs / (reversals) for inventories obsolescence	1,898	1,275	(355)
Pension contributions (operating cash) not expensed through profit and loss	(2,024)	(5,386)	-
Fair value (gain)/loss	37	300	155
Other non-cash items	-	(16)	(880)
Changes in:
Accounts receivable and other receivables	(34,989)	(5,921)	(8,353)
Inventories	(7,617)	(8,659)	2,770
Income tax payable	2,368	1,538	(967)
Accounts payable and other payables	8,645	8,897	13,982
Transfer of fixed assets to held for sale	-	-	(3,414)
Derivative assets and liabilities	3,813	(165)	(2,370)
Other	-	(2,335)	(391)
	5,830	20,894	34,753
Interest paid	(8,890)	(6,597)	(8,448)
Income tax paid	(8,863)	(7,425)	(9,321)
Net cash provided by/(used in) operating activities	(11,923)	6,872	16,984

Cash flows from investing activities:
Cash paid for purchase of investments	(865)	(1,978)	(7,853)
Prepayment to non-controlling interest	-	-	(12,297)
Proceeds from finance receivables	-	-	723
Acquisition of property, plant and equipment and other assets	(11,342)	(9,251)	(21,154)
Acquisition of intangible assets	(6,163)	(3,926)	(2,202)
Proceeds from sales of investments	79	3,156	6,497
Proceeds from disposal of property, plant and equipment and other assets	2,448	15,947	13,340
Net cash provided by / (used in) investing activities	(15,843)	3,948	(22,946)

Cash flows from financing activities:
Proceeds from external borrowings	70,960	28,433	29,155
Repayment of external borrowings	(32,306)	(30,892)	(17,136)
Proceeds from shareholder’s loan	-	4,148	4,201
Proceeds from related party’s loan	2,450	10,000	-
Repayment of shareholder’s loan	-	(4,201)	(2,446)
Repurchase of shares	-	(281)	-
Dividends paid to non-controlling interests	(10,761)	(10,713)	(9,783)
Net cash provided by/(used in) financing activities	30,343	(3,506)	3,991

Effect of exchange rate changes on cash and cash equivalents	(1,403)	230	417

Net increase / (decrease) in cash and cash equivalents	1,174	7,544	(1,554)
Cash and cash equivalents at the beginning of year	15,876	8,332	9,886
Cash and cash equivalents at the end of year	17,050	15,876	8,332

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2018, 2017 and 2016

		Attributable to equity holders of the Company
	Number of Issued Ordinary Shares	Share Capital	Treasury Stock	Share Premium	Statutory Reserves	Share- based Payment Reserve	Foreign Currency Translation Reserves	Other Reserves	Retained Earnings/ (deficit)	Sub-total	Non- controlling Interests	Total Equity
		(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Balance July 1, 2015	110,776,600	-	-	160,971	672	16,971	(22,683)	115,491	(203,195)	68,227	99,290	167,517

(Loss) / Profit for the year	-	-	-	-	-	-	-	-	(6,300)	(6,300)	15,543	9,243

Other comprehensive income (loss)	-	-	-	-	-	-	(357)	(40)	-	(397)	1,582	1,185

Total comprehensive income (loss)	-	-	-	-	-	-	(357)	(40)	(6,300)	(6,697)	17,125	10,428

Transactions with owners:

Share-based payment	-	-	-	-	-	1,476	-	-	-	1,476	-	1,476
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(9,837)	(9,837)
Changes in non-controlling interest ownership	-	-	-	-	-	-	-	309	(309)	-	-	-

Total transaction with owners:	-	-	-	-	-	1,476	-	309	(309)	1,476	(9,837)	(8,361)

Balance June 30, 2016	110,776,600	-	-	160,971	672	18,447	(23,040)	115,760	(209,804)	63,006	106,578	169,584

Balance July 1, 2016	110,776,600	-		160,971	672	18,447	(23,040)	115,760	(209,804)	63,006	106,578	169,584

(Loss) / Profit for the year	-	-	-	-	-	-			(10,303)	(10,303)	17,052	6,749

Other comprehensive income (loss)	-	-	-	-	-	-	1,814	615	-	2,429	3,867	6,296

Total comprehensive income (loss)	-	-	-	-	-	-	1,814	615	(10,303)	(7,874)	20,919	13,045

Transactions with owners:

Share buy back (Bought back 650,746 shares (Note 25)	-	-	(281)	-	-	-	-	-	-	(281)	-	(281)
Share-based payment	-	-	-	-	-	1,885	-	-	-	1,885	-	1,885
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(10,713)	(10,713)
Transfer to retained earnings	-		-	-	-	-	-	(2,060)	2,060	-	-	-

Total transaction with owners:			(281)	-	-	1,885	-	(2,060)	2,060	1,604	(10,713)	(9,109)

Balance June 30, 2017	110,776,600	-	(281)	160,971	672	20,332	(21,226)	114,315	(218,047)	56,736	116,784	173,520

Balance July 1, 2017	110,776,600	-	(281)	160,971	672	20,332	(21,226)	114,315	(218,047)	56,736	116,784	173,520

(Loss) / Profit for the year	-	-	-	-	-	-	-	-	(17,833)	(17,833)	3,183	(14,650)

Other comprehensive income (loss)	-	-	-	-	-	-	(4,116)	594	-	(3,522)	(4,880)	(8,402)

Total comprehensive income (loss)	-	-	-	-	-	-	(4,116)	594	(17,833)	(21,355)	(1,697)	(23,052)

Transactions with owners:	-	-	-	-	-	-	-	-	-	-	-	-

Share buy back (Bought back 650,746 shares (Note 25)	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	-	1,885	-	-	-	1,885		1,885
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(10,761)	(10,761)
Changes in non-controlling interest ownership	-	-	-	-	-	-	-	-	-	-	-	-
Transfer to retained earnings	-	-	-	-	-	-	-	359	(359)	-	-	-

Total transaction with owners:	-	-	-	-	-	1,885	-	359	(359)	1,885	(10,761)	(8,876)

Balance June 30, 2018	110,776,600	-	(281)	160,971	672	22,217	(25,342)	115,268	(236,239)	37,266	104,326	141,592

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2018, 2017 and 2016

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

These consolidated financial statements were authorized for issue by the Board of Directors on October 12, 2018.

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

During the year to June 30, 2018, the Group modified the classification of the release of the earn-out payment liability in respect of the Agrocentro Uruguay earn-out (see Note 23), to reflect more appropriately the way in which the economic benefits are measured from this equity investment. As a result a gain of $3.7 million is now classified in “Equity in earnings/ (losses) of investees” rather than included within “non-operating income” (2017: $1.7 million ). In addition, restructuring costs of $2.1 million were reclassified from “non-operating income” to Selling, General and Administrative expense in the year to June 30, 2017. As a result, a net cost of $0.4 million has been reclassified from non-operating to operating in the 2017 Statements of Profit or Loss.

A number of new standards and interpretations are not yet effective for the year ended June 30, 2018 and have not been applied in preparing these consolidated financial statements. The Company’s assessment of these new standards has commenced and is focused on the financial impact on PGW which comprises 98.7% of the Group’s revenues for the year ended June 30, 2018. The work undertaken to date has been limited to a high level consideration of the impact of the new standards. Additional work will need to be undertaken to determine both the financial impacts of the new standards at both PGW and within the Company as a whole and the method of transition to the new standards.

-	IFRS 9 (2014) Financial Instruments has been issued. The final component of IFRS 9 (2014) introduces a new expected credit loss model for calculating impairment. IFRS 9 (2014) is effective for the Company’s annual period beginning on July 1, 2018. The Company early adopted IFRS 9 (2009) and IFRS 9 (2013) in prior years relating to the recognition, derecognition and classification of financial instruments and hedge accounting respectively.

-

IFRS 15 Revenue from Contracts with Customers has been issued. This standard introduced a new revenue recognition model for contracts with customers. The standard is effective for the Company’s annual period beginning on July 1, 2018. Based on its initial review, the Company has identified the following areas that require further analysis:

Retail and Water – contract profit recognition and bundled service contracts

Retail and Water and Seed and Grain – the classification of rebates

Seed and Grain and Agency – revenue recognition timing for shipped goods

-	IFRS 16 Leases has been issued. This standard eliminates the classification of leases as either operating leases or finance leases. The standard uses a single lessee model which requires a lessee to recognize on the Statement of Financial Position assets and liabilities for all leases with a term of more than 12 months. The standard is effective for the Company’s annual period beginning on July 1, 2019.

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

The Group has four primary operating segments: Agency, Retail and Water and Seed and Grain (NZ) and Other which are the Group's strategic divisions. Agency, Retail and Water operate within New Zealand. Seed and Grain primarily operates within New Zealand with additional operations in Australia and South America through the operations of PGW subsidiary.

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

Foreign Operations

The functional currency of the Company is the U. S. dollar. The functional currency of PGW is the New Zealand dollar. In addition, certain subsidiaries of PGW in Australia and South America have functional currencies of the Australian dollar and the US dollar, respectively. The functional currency of Agria China, Agria Shenzhen and the consolidated structured entities is the Renminbi (RMB). The presentation currency of the Company is US dollar. The individual financial statements of each entity are prepared in the currency of primary economic environment in which the entity operates (its functional currency).

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

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had US$52.8 million interest rate derivatives at June 30, 2018 (2017: US$68.2 million).

Sensitivity analysis:

The sensitivity of net profit after tax for the years ended June 30, 2018, 2017 and 2016, to reasonably possible changes in conditions is as follows:

	Interest rate increase by 1%			Interest rate decrease by 1%
	2018	2017	2016	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Impact on net profit after tax	(1,034)	(901)	(862)	1,034	901	862

The following tables include the Group’s assets and liabilities at their carrying amounts on an undiscounted basis, categorized by the earlier of contractual repricing or maturity dates.

	Within 12 months	1 to 2 years	Over 2 years	Non-interest bearing	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2018
Liabilities
Bank borrowings	160,813	-	-	-	160,813
Derivative financial instruments	(42,651)	10,155	32,496	3,122	3,122
Trade and other payables	-	-	-	200,654	200,654
Amount due to related parties	4,838	10,177	-	3,666	18,681
	123,000	20,332	32,496	207,442	383,270
As of June 30, 2017
Liabilities
Bank borrowings	133,699	-	-	-	133,699
Derivative financial instruments	(57,174)	10,995	46,179	1,211	1,211
Trade and other payables	-	-	-	205,279	205,279
Amount due to related parties	4,149	-	10,175	3,932	18,256
	80,674	10,995	56,354	210,422	358,445

(ii)	Foreign currency risk

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

The notional contract amounts of forward foreign exchange transactions outstanding at balance sheet date are $89.4 million (2017: $100.8 million) for the Group. The cash settlement requirements of these contracts approximate the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to the Australian business which is hedged with foreign exchange contracts.

Balances denominated in foreign currency can be summarized as:

	NZ$	RMB	GBP	AUD	Euro
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2018
Cash and cash equivalents	12,363	579	3	6	13
Receivables	99,016	1,450	4,624	7,245	37,659
Finance receivables	26,685	-	-	-	-
Bank facilities	(150,012)	(3,476)	-	-	-
Payables	(96,672)	(7,943)	(81)	(1,831)	(1,060)
Net financial position	(108,620)	(9,390)	4,546	5,420	36,612

Forward exchange contracts
Notional forward exchange cover	-	-	4,543	5,415	36,600
Net unhedged position	(108,620)	(9,390)	3	5	12

As of June 30, 2017
Cash and cash equivalents	2,642	280	2	1,011	12
Receivables	84,584	2,870	5,632	16,896	32,866
Finance receivables	23,728	-	-	-	-
Bank facilities	(85,472)	(886)	-	(1,281)	-
Payables	(171,293)	(9,122)	(103)	(2,069)	(5,340)
Net financial position	(145,811)	(6,858)	5,531	14,557	27,538

Forward exchange contracts
Notional forward exchange cover	-	-	5,528	14,838	27,529
Net unhedged position	(145,811)	(6,858)	3	(281)	9

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

	Profit or loss		Equity, net of tax
	Strengthening	Weakening	Strengthening	Weakening
June 30, 2018
NZD (10% movement)	970	(970)	17,769	(17,769)

June 30, 2017
NZD (10% movement)	3,108	(3,108)	20,875	(20,875)

(b)	Credit risk

Concentration of credit risk

Credit risk mainly arises from cash and bank balances, advances, finance receivables, accounts and other receivables, and interest rate forward agreements. The carrying amounts of these balances substantially represent the Group’s maximum exposure to credit and counterparty risk in relation to financial assets.

As of June 30, 2018, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. The concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand, Australia, South America and China. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring on outstanding balances. The Group also has a credit committee who meets as required to review credit risk, new loans and provisioning.

The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

Total trade and other receivables and amount due from related parties

	2018	2017
	(US$’000)	(US$’000)

New Zealand	121,588	134,291
Australia	7,344	9,759
South America (principally Uruguay)	58,799	48,285
China	2,194	4,201
	189,925	196,536

(c)	Liquidity risk

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

	Within 12 months	Between 1 and 5 years	Over 5 years	Contractual cash flow	Statement of financial position
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2018
Liabilities
Bank borrowings	68,163	110,507	-	178,670	160,813
- Principal	59,801	101,012	-	160,813	160,813
- Interest	8,362	9,495	-	17,857	-
Derivative financial instruments	2,468	654	-	3,122	3,122
Trade and other payables	190,449	1,436	-	191,885	191,885
Amount due to related parties	9,997	10,088	-	20,085	18,681
	271,077	122,685	-	393,762	374,501
As of June 30, 2017
Liabilities
Bank borrowings	54,251	94,516	2,556	151,323	133,699
- Principal	48,191	82,998	2,510	133,699	133,699
- Interest	6,060	11,518	46	17,624	-
Derivative financial instruments	726	485	-	1,211	1,211
Trade and other payables	197,331	3,598	-	200,929	200,929
Amount due to related parties	9,574	11,138	-	20,712	18,256
	261,882	109,737	2,556	374,175	354,095

Expected Maturity Analysis:

The expected cash flows of the Group’s finance receivables equal their contractual cash flows.

(d)	Funding risk

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

3.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

There had been no material movements between the fair value hierarchy during the years ended June 30, 2018 and 2017.

	Level 1	Level 2	Level 3	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2018
Assets
Derivative financial instruments	-	573	-	573
Other investments	-	-	20	20
	-	573	20	593
Liabilities
Earn-out provision (Note 23)	-	-	478	478
Derivative financial instruments	-	3,122	-	3,122
	-	3,122	478	3,600
As of June 30, 2017
Assets
Derivative financial instruments	-	2,899	-	2,899
Other investments	-	-	22	22
	-	2,899	22	2,921

Liabilities
Earn-out provision (Note 23)	-	-	4,229	4,229
Derivative financial instruments	-	1,211	-	1,211
	-	1,211	4,229	5,440

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

Recoverability of the carrying values of long lived assets and estimated impairment losses (Notes 10 and 22)

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

Earn-out provision (Note 10 and 23)

The investment recorded for equity accounted investee company, Agimol Corporation S.A., included a provision for expected future earn-out payments. This provision need to be re-assessed annually. The assessments require the use of estimates, such as discount rates, future profitability and growth rates.

Valuation of seeds inventory (Note 17)

The net realizable value of seeds inventory depends on a number of factors, principally germination. An amount of judgement and estimation is required in assessing the valuation.

Allowance for impairment of trade and other receivables (Note 16)

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

Provisions and Contingent liabilities (Notes 23 and 29)

Management makes significant judgements regarding whether any pending litigation and claims should result in the recognition of a provision. Management consults with its legal and other professional advisors to determine whether or not the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount to settle the obligation. If so, significant judgments are sometimes necessary to measure the amount of the provision to be recognized. The amount recognized as a provision is generally the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. When there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used to measure the provision recognized. If management concludes that there is a past obligating event with respect to the underlying claim, then any incremental legal costs expected to be incurred in settling the claim is included in measuring the provision.

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

-	Agency. Includes rural Livestock trading activities, Export Livestock, Wool, Insurance, Real Estate and Finance Commission.

-	Retail and Water. Includes the Rural Supplies and Fruitfed retail operations, PGG Wrightson Water, AgNZ (Consulting), Agritrade and ancillary sales support, supply chain and marketing functions.

-	Seed and Grain (NZ). Includes Australasia Seed (New Zealand and Australian manufacturing and distribution of forage seed and turf), Grain (sale of cereal seed and grain trading), South America (various related activities in the developing seeds markets including the sale of pasture and crop seed and farm inputs, together with operations in the areas of livestock, real estate and irrigation), and other Seed and Grain (research and development, international, production and corporate seeds).

-	Other. Includes China.

Following is the Group’s operating segment financial information for the years indicated:

	Year ended June 30, 2018	Year ended June 30, 2017	Year ended June 30, 2016
	USD'000	USD'000	USD'000
Revenue
Agency - all from external customers	142,809	140,592	153,006

Retail and Water - all from external customers	431,597	401,023	368,934
Seed & Grain
- External customers	274,806	265,822	268,991
- Intersegment	45,235	39,980	34,806
- Total Seed & Grain segment revenue	320,041	305,802	303,797
Other - all from external customers	10,906	14,035	15,357
Total segment revenue	905,353	861,452	841,094
Reconciliation - Intersegment revenue in Seed & Grain	(45,235)	(39,980)	(34,806)
Reconciliation - Regional Corporate (i)	534	742	1,391
Reconciliation - Central Corporate	-	1	-
Total consolidated revenue	860,652	822,215	807,679

(i) Mainly Revenue from discontinued operations.

Equity in earnings of investees
Agency	-	-	-
Retail and Water	-	-	-
Seed & Grain	(7,874)	1,783	(164)
Other	-	-	-
Total of reportable segments	(7,874)	1,783	(164)
Reconciliation - Regional Corporate	-	-	-
Reconciliation - Central Corporate	-	-	-
Total consolidated equity in earnings of investees	(7,874)	1,783	(164)

Operating income (loss)
Agency	13,547	12,031	11,346
Retail and Water	13,822	11,835	12,333
Seed & Grain	5,880	22,037	25,116
Other	(6,111)	(5,779)	(2,578)
Total of reportable segments	27,138	40,124	46,217
Reconciliation - Regional Corporate (i)	(8,689)	(7,969)	(8,030)
Reconciliation - Central Corporate (ii)	(10,450)	(12,811)	(11,890)
Total consolidated operating income	7,999	19,344	26,297

(i)	Included operating loss derived from un-allocated corporate employee expenses, professional service fees, directors’ fees and other general and administrative expenses of the regional headquarter.
(ii)	Included operating loss derived from un-allocated corporate employee expenses, professional service fees, directors’ fees and other general and administrative expenses of Agria’s headquarter.

	Year ended June 30, 2018	Year ended June 30, 2017	Year ended June 30, 2016
	USD'000	USD'000	USD'000
Depreciation and amortization
Agency	(773)	(806)	(843)
Retail and Water	(2,205)	(1,239)	(998)
Seed & Grain	(5,179)	(4,698)	(3,815)
Other	(1,706)	(841)	(815)
Total of reportable segments	(9,863)	(7,584)	(6,471)
Reconciliation - Regional Corporate (i)	(1,947)	(1,676)	(1,359)
Reconciliation - Central Corporate (ii)	(29)	(48)	(118)
Total consolidated depreciation and amortization	(11,839)	(9,308)	(7,948)

(i)	Included depreciation and amortization of un-allocated Corporate fixed assets and intangible assets in regional headquarter.
(ii)	Included depreciation and amortization of un-allocated Corporate fixed assets and intangible assets in Agria’s headquarter.

Non-cash items included in segment profits and loss, not including depreciation and amortization
Agency	(7,056)	(5,129)	(3,563)
Retail and Water	(12,029)	(9,265)	(6,398)
Seed & Grain	(12,996)	(1,938)	(5,808)
Other	(5,021)	(3,474)	(3,039)
Total of reportable segments non-cash items included in segment profit and loss, not including depreciation and amortization	(37,102)	(19,806)	(18,808)

Note: Non-cash items include bad debt expense, inventories write-downs, tax movement, fair value adjustment, and other non-cash items.

Net financial income and expenses
Agency	(988)	337	(265)
Retail and Water	274	194	(874)
Seed & Grain	(5,170)	(2,944)	(2,577)
Other	(388)	(827)	(1,234)
Total of reportable segments	(6,272)	(3,240)	(4,950)
Reconciliation - Regional Corporate (i)	(4,199)	(1,979)	(3,305)
Reconciliation - Central Corporate (ii)	(4,903)	(4,314)	(5,062)
Total consolidated net interest (income) and finance costs	(15,374)	(9,533)	(13,317)

(i)	Included financial cost on loans for corporate operation and fixed assets in regional headquarter.
(ii)	Included financial cost on loans for corporate operation and fixed assets in Agria’s headquarter.

Income tax (expense) / income
Agency	(3,109)	(2,975)	(4,031)
Retail and Water	(3,073)	(3,750)	(5,444)
Seed & Grain	(6,320)	(5,359)	(6,880)
Other	-	(1)	(1)
Total of reportable segments	(12,502)	(12,085)	(16,356)
Reconciliation - Regional Corporate (i)	3,890	3,093	9,394
Reconciliation - Central Corporate	(1)	-	-
Total consolidated income tax expense	(8,613)	(8,992)	(6,962)

(i)	Included income tax credit which not able to allocated to segment, but allocated to regional headquarter.

	Year ended June 30, 2018	Year ended June 30, 2017	Year ended June 30, 2016
	USD'000	USD'000	USD'000
Expenditure for additions to long lived assets
Agency	2,287	1,243	969
Retail and Water	6,899	3,736	3,199
Seed & Grain	9,401	8,489	24,651
Other	1,021	1,194	1,105
Total of reportable segments	19,608	14,662	29,924
Reconciliation - Regional Corporate (i)	2,368	1,356	2,150
Reconciliation - Central Corporate (ii)	1	2	178
Total consolidated expenditure for additions to long lived assets	21,977	16,020	32,252

(i)	Included expenditure for additions of corporate fixed assets in the regional headquarter.
(ii)	Included expenditure for additions of corporate fixed assets in Agria’s headquarter.

	As at June 30, 2018	As at June 30, 2017
	USD'000	USD'000
Segment assets
Agency	109,253	106,613
Retail and Water	102,515	100,847
Seed & Grain	283,402	284,877
Other	61,805	64,589
Total of reportable segments	556,975	556,926
Reconciliation - Regional Corporate (i)	14,208	22,394
Reconciliation - Central Corporate (ii)	(34,593)	(32,736)
Total consolidated assets	536,590	546,584

(i)	Included assets held for sale, cash held at bank, deferred tax assets and other assets associated with corporate activities of regional headquarter.
(ii)	Included cash held at bank and other assets associated with corporate activities of Agria’s headquarter.

Investment in investees
Agency	-	-
Retail and Water	-	-
Seed & Grain	5,086	15,314
Other	-	-
Total of reportable segments	5,086	15,314
Reconciliation - Regional Corporate (i)	40	59
Reconciliation - Central Corporate	-	-
Total consolidated investment in investees	5,126	15,373

(i)	Included investment in investees that are not related to current existing segments.

Segment liabilities
Agency	(59,022)	(52,260)
Retail and Water	(58,136)	(52,862)
Seed & Grain	(111,125)	(137,224)
Other	(41,495)	(38,620)
Total of reportable segments	(269,778)	(280,966)
Reconciliation - Regional Corporate (i)	(93,438)	(60,155)
Reconciliation - Central Corporate (ii)	(31,782)	(31,943)
Total consolidated liabilities	(394,998)	(373,064)

(i)	Included bank debt, net defined benefit pension liability, accrual of expense for professional service and other liabilities associated with corporate activities of regional headquarter.
(ii)	Included bank debt, accrual of expense for professional service and other liabilities associated with corporate activities of Agria’s headquarter.

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

The Group’s consolidated revenue by geographical location for the years ended June 30, 2018, 2017 and 2016 are detailed below.

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
New Zealand	715,847	680,760	655,860
Australia	54,129	56,466	57,660
Uruguay	69,103	59,785	68,144
Other South American countries	10,667	11,169	10,658
China	10,906	14,035	15,357
	860,652	822,215	807,679

The Group’s consolidated non-current assets (excluding financial instruments and deferred tax assets) by geographical location are detailed below.

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
New Zealand	61,277	62,859
Australia	10,370	10,730
Uruguay	26,389	34,547
China	4,976	10,177
	103,012	118,313

6. Revenue

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Sales - Agricultural products	614,279	582,516	554,129
Sales - Agency	142,809	140,592	153,006
Commissions	78,927	77,184	70,750
Construction contract revenue	21,094	19,707	28,477
Other	3,543	2,216	1,317
	860,652	822,215	807,679

The Company has not provided additional detail of revenue by specific products and services within Agricultural Products and Agency categories as the information does not exist and the cost to develop would be excessive.

7. Cost of sales

Cost of sales includes the following items by nature:

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Depreciation and amortization	1,173	965	1,124
Employee benefits including commissions	24,375	27,185	24,040
Inventories, finished goods, work in progress, raw materials and consumables	564,622	541,853	543,957
Other	20,618	16,481	16,191
	610,788	586,484	585,312

8. Other Income

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Dividend income	-	-	4
Other investment income	157	277	543
Other	(76)	57	-
	81	334	547

9. Selling, general and administrative expense and Key Management Compensation

Selling, general and administrative expense includes the following items:

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Audit fee of the Company	333	359	430
Audit of annual financial statements of the subsidiaries and associates	317	291	342
Other professional service fees	4,643	7,686	6,451
Donations	4	2	-
Bad debt expense, net of reversals	1,355	2,979	994
Marketing expenses	6,786	6,469	6,356
Motor vehicle costs	5,783	5,281	4,711
Employee benefit expense	124,264	126,685	117,691
Directors' fees	71	168	420
Depreciation & amortization	9,845	7,856	6,412
Rental and operating lease costs	21,485	20,993	17,763
Travel and entertainment	6,487	5,981	6,158
Communication	4,785	4,935	4,890
IT expense	5,934	5,340	5,685
Class Action settlement fee	-	1,300	-
Holiday Act expense (Note 23)	5,857	-	-
Insurance claim	(567)	(550)	-
Impairment of tangible, other intangible and other investments	3,413	-	-
Other general expense	25,583	18,284	13,839
	226,378	214,059	192,142

Key management compensation during the periods presented:

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Short-term employee benefits	6,872	8,256	6,765
Share-based payments	1,885	1,885	1,476
	8,757	10,141	8,241

Directors’ fees of $0.1 million incurred during the year ended June 30, 2018 (2017: $0.2 million, 2016: $0.4 million) were included in employee benefits expense.

Class Action settlement fee and insurance claim

In November 2016, a class action lawsuit was filed by shareholders against the Company and certain members of our past and present directors and officers for matters in connection with the NYSE delisting in April 2017. We filed a motion to dismiss the class action, and the action was settled for a sum of $1.3 million in December 2017. Under a Director and Officer Insurance policy, $0.55 million of settlement fee has been claimed back from the insurance company.

10. Equity In Earnings/(Loss) of Investees

Earnings from equity accounted investees

	% held by subsidiaries	Effective % held	Current assets US$000	Non-current assets US$000	Total assets US$000	Current liabilities US$000	Non-current liabilities US$000	Total liabilities US$000	Revenues US$000	Expenses US$000	Profit / (loss) after tax US$000	Company Share US$000
30 June 2018
Forage Innovations Limited	51%	24%	834	-	834	(556)	-	(556)	1,213	(1,155)	58	29
Agimol Corporation S.A.	50%	23%	40,602	10,276	50,878	(42,950)	-	(42,950)	51,706	(54,752)	(3,046)	(1,523)
Agri Optics New Zealand Limited	33%	15%	230	70	300	(41)	(305)	(346)	732	(760)	(28)	(36)
Canterbury Sale Yards (1996) Limited	50%	23%	104	28	132	(41)	-	(41)	392	(422)	(30)	(15)
Fertimas S.A.	50%	23%	12,304	-	12,304	(10,254)	-	(10,254)	19,285	(18,879)	406	203
			54,074	10,374	64,448	(53,842)	(305)	(54,147)	73,328	(75,968)	(2,640)	(1,342)
30 June 2017
Forage Innovations Limited	51%	21%	855	-	855	(614)	-	(614)	1,073	(1,131)	(58)	(30)
Agimol Corporation S.A.	50%	20%	37,586	8,056	45,642	(39,229)	-	(39,229)	61,041	(60,769)	272	136
Agri Optics New Zealand Limited	51%	21%	6	102	108	(68)	(140)	(208)	126	(198)	(71)	(36)
Canterbury Sale Yards (1996) Limited	50%	20%	141	4	145	(27)	-	(27)	378	(419)	(41)	(21)
Fertimas S.A.	50%	20%	6,513	-	6,513	(4,874)	-	(4,874)	14,781	(14,698)	83	41
			45,101	8,162	53,263	(44,812)	(140)	(44,952)	77,399	(77,215)	185	90

Movement in carrying value of the investment equity accounted investees

	2018	2017
	(US$’000)	(US$’000)
Opening balance	15,373	12,780
Investment in associates	2,192	2,066
Disposal	(79)	-
Impairment	(10,176)	-
Currency translation	(842)	437
Share of profit / (loss)	(1,342)	90
Closing balance	5,126	15,373

The Group’s equity accounted investees comprise Forage Innovation Limited, Canterbury Sale Yards (1996) Limited, Fertimas S. A., Agimol Corporation S.A. and Agri Optics New Zealand Limited.

The Group has conducted an impairment assessment based on forecasted future cash flows of Agimol Corporation S.A. which resulted in an impairment of $10.2 million recorded through the income statement in equity in loss of investees. As of June 30, 2018, there is goodwill of Nil million included in the carrying value of Agimol Corporation S.A. (2017: $9.7 million).

The carrying value of the investment in Agimol Corporation S.A. (Agrocentro Uruguay) has been assessed for impairment in conjunction with the review of the earn-out liability. Impairment testing was performed using a discounted cash flow model over a three year period plus a terminal cash flow to determine the recoverable amount of the assets. This assessment lead to a total impairment of $10.2 million to the carrying value of the investment.

The impairment assessment is based on a consideration of the value in use forecast cash flows as described below and with reference to fair value embedded in the offer made for the PGW Seeds business as a whole (see note 33).

The following key assumptions were used in the model, taking into account historic data and forecast economic conditions:

●	The Revenue is projected to increase by 4.6% in the 2019 year, 4.9% in the 2020 and 2021 years,
●	Post-tax discount rate of 13%;
●	Long term growth rate of 3.9%.
●	Continued shareholder support.

The key assumptions used and estimates made are considered to represent the most realistic assessment of the recoverable amount of the investment in associate. Based on this assessment the recoverable amount of this asset is lower than its carrying amount at the reporting date and management have concluded that a $10.2 million impairment was required.

The initial investment recorded for this equity accounted investee company in 2016 included a provision for expected future earn-out payments of $4.51 million. This provision was previously included within accruals and other liabilities. Based on the future cash flow forecasts, we have re-assessed the provision which has resulted in a reduction of the provision. The reduction of $3.7 million has been recorded through the income statement in Equity in loss of investees. This provision release offsets against the impairment of Agimol Corporation S.A. noted above.

The net Equity in earnings/(losses) of a loss of $7.9 million (2017: earnings of $1.8 million) comprises the impairment of $10.2 million (2017: Nil), share of loss of $1.4 million (2017: share of profit of $0.1 million) and the release of the earn-out provision of $3.7 million (2017: $1.7 million). Of this total, $8 million (2017: $1.8 million) is attributable to the investment in Agrocentro Uruguay

During the year the Group reduced its investment in Agri Optics New Zealand Ltd from 51% to 33.33% following the inclusion of a third JV partner. Proceeds of $0.08 million were received for the investment reduction.

11. Non-operating items

Non-operating items include the items which are not related to ordinary operation of the Company. They are not extraordinary in nature.

		2018	2017	2016
	Note	(US$’000)	(US$’000)	(US$’000)
Gain on sale of assets		1,253	6,320	3,527
Business acquisition setup expense		-	-	(538)
Fair value adjustment	(i)	(37)	(300)	(155)
Defined benefit plan		(101)	(463)	(274)
Others		223	373	665
		1,338	5,930	3,225

(i) Fair value adjustment	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Assets held for sale	-	(87)	(449)
Biological assets	28	20	370
Investments	(65)	(233)	(76)
	(37)	(300)	(155)

12. Interest - Finance Income and Expenses

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Interest income arising from financial assets:
Cash flow hedges - ineffective portion of changes in fair value	-	932	1,515
Other interest income	199	157	74
Finance income	199	1,089	1,589

Interest on interest rate swaps	(379)	(262)	(189)
Financial liabilities measured at amortized cost - interest expense	(8,754)	(6,464)	(6,392)
Net foreign exchange loss	(3,227)	(634)	(2,021)
Effective interest on defined pension ESCT payments	(286)	-	-
Effective interest on expected earn out payments	(62)	(19)	(542)

Bank facilities fees	(1,921)	(1,984)	(2,130)
Financial liability at fair value through profit or loss - net change in fair value	-	-	(85)
Third-party debt guarantee fee	(423)	(706)	(2,999)
Others	(521)	(553)	(548)
Finance expense	(15,573)	(10,622)	(14,906)

Net finance costs	(15,374)	(9,533)	(13,317)

  13. Income Taxes

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Current tax expense
Current year	10,569	9,637	9,387
Adjustment for prior years	(220)	1,230	(2,357)
	10,349	10,867	7,030
Deferred tax expense
Origination and reversal of temporary differences	(1,249)	(653)	367
Effect of change in tax rates	-	-	(198)
Recognition of previously unrecognised tax losses	(328)	-	-
Adjustments for prior years	(159)	(1,222)	(237)
	(1,736)	(1,875)	(68)
Income tax expense	8,613	8,992	6,962

The Company’s tax charge comes solely from tax payable/receivable in overseas tax jurisdictions, particularly from PGW, which has a statutory tax rate of 28%.

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
(Loss) / Profit before tax	(6,037)	15,741	16,205
Tax expense calculated at statutory tax rates applicable to profits in the respective countries	2,658	9,280	10,587
(Income)/expense not (recoverable)/deductible for tax	4,028	156	795
Effect of tax exemptions	(560)	(1,552)	(2,102)
Effect of foreign tax rate difference	508	(139)	(659)
Losses not recognized	2,025	1,234	501
Under provision in prior years	(379)	9	(2,595)
Others	333	4	435
	8,613	8,992	6,962

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Income tax recognized directly in equity
Income tax on changes in fair value of cash flow hedges	-	407	(729)
Income tax on movement of actuarial gain/(loss) on employee benefit plans	(684)	(154)	2,003
	(684)	253	1,274

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	As of June 30,		As of June 30,		As of June 30,
	2018	2017	2018	2017	2018	2017
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Property, plant and equipment	-	-	(110)	(380)	(110)	(380)
Intangible assets	-	-	(66)	(334)	(66)	(334)
Employee benefits	7,236	7,062	-	-	7,236	7,062
Provisions and Accrued expenses	3,788	3,428	(486)	(71)	3,302	3,357
Other items	891	1,396	-	-	891	1,396
Tax assets / (liabilities)	11,915	11,886	(662)	(785)	11,253	11,101

Movement in deferred tax on temporary differences during the year

	Property, plant and equipment	Intangible assets	Employee benefits	Provisions and accrued expenses	Other items	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Balance as of July 1, 2016	(1,658)	(309)	8,773	2,149	1,222	10,177
Recognized in profit or loss	1,296	(14)	(237)	700	131	1,876
Recognized in other comprehensive income	-	-	(1,704)	-	407	(1,297)
Exchange difference	(18)	(11)	230	508	(364)	345

Balance as of July 1, 2017	(380)	(334)	7,062	3,357	1,396	11,101
Recognized in profit or loss	253	255	1,435	213	(420)	1,736
Recognized in other comprehensive income	-	-	(684)	-	-	(684)
Exchange difference	17	13	(577)	(268)	(85)	(900)
Balance as of June 30, 2018	(110)	(66)	7,236	3,302	891	11,253

Unrecognized tax losses/Unrecognized temporary differences

The Group has $7.5 million of unrecognized deferred tax assets relating to unrecognized losses as of June 30, 2018 (2017: $7.6 million) and $1.8 million of unrecognized deferred tax assets relating to unrecognized temporary differences (2017: $1.8 million). These unrecognized tax assets largely relate to carried forward and current year losses in the Australian and China operations of the Group. As of June 30, 2018, the accumulated tax losses in China amounting to $8.3 million (2017: $10.2 million) will expire in five years. There is no expiry period for the tax losses in Australia.

14. Earnings/(Loss) Per Share

The calculation of the basic earnings per share is based on loss attributable to equity holders of $17.8 million (2017: loss of $10.3 million and 2016: loss of $6.3 million) and the weighted average number of 110,115,854 shares outstanding (2017:110,322,214 and 2016: 110,766,600 shares) during the year.

Weighted-average number of ordinary shares (basic)

	2018	2017
Outstanding ordinary shares at July 1	110,322,214	110,766,600
Effect of treasury shares held	(206,360)	(444,386)
Weighted-average number of ordinary shares outstanding for the year ended June 30	110,115,854	110,322,214

The calculation of the diluted earnings per share for the years ended June 30, 2018, 2017 and 2016 was based on loss attributable to equity holders of $17.8 million, $10.3 million and $6.3 million, respectively and 110,115,854 weighted average number of shares outstanding during 2018 and 110,322,214 shares outstanding during 2017 and 110,766,600 outstanding during 2016. All of the ordinary shares issuable upon exercising employee share options and restricted shares were not included in the calculation of dilutive loss per share for 2018, 2017 and 2016 because the effect of inclusion would be anti-dilutive.

Options to purchase 1,440,000, 2,344,000 and 2,404,000 ordinary shares were exercisable as of June 30, 2018, 2017 and 2016, respectively. Total vested restricted shares outstanding as of June 30, 2018 were 10,153,605 (2017: 6,461,385, 2016: 2,769,165).

15.  Cash and Cash Equivalents, and Bank Facilities

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Cash and cash equivalents	17,050	15,876
	17,050	15,876
Short-term facilities:
Short-term facilities	(59,801)	(39,091)
Long-term facilities - current portion	-	(9,100)
	(59,801)	(48,191)
Long-term facilities
Long-term portion	(101,012)	(85,508)

Net interest bearing debts	(143,763)	(117,823)

Bank facilities

The Group’s subsidiary, PGW, has a syndicated facility agreement, amended on December 15, 2017, that provides bank facilities of up to $142.2 million. The agreement contains various financial covenants and restrictions that are standard for facilities of this nature, including maximum permissible rates for debt leverage and operating leverage. PGW has granted a general security deed and mortgage over all its wholly-owned New Zealand and Australian assets to a security trust. These assets include the shares held in South American subsidiaries and equity investees. ANZ Bank New Zealand Limited acts as security trustee for the banking syndicate (ANZ Bank New Zealand Limited, Bank of China ( New Zealand ) Limited, Bank of New Zealand Limited, MUFG Bank, Ltd and Westpac New Zealand Limited).

PGW bank syndicate facilities include:

-	A term debt facility of $101.6 million maturing on July 31, 2020 with outstanding borrowings of $80.0 million (2017: $58.6 million) as of June 30, 2018.
-	A working capital facility of up to $40.6 million maturing on July 31, 2020 with outstanding borrowings of $3.4 million (2017: $4.4 million) as of June 30, 2018.

The syndicated facility agreement also allows PGW, subject to certain conditions, to enter into additional facilities outside of PGW’s syndicated facility. The additional facilities are guaranteed by the security trust. These facilities amounted to $15.4 million (2017: $14.2 million) as of June 30, 2018 including:

-	Overdraft facilities of $6.5 million (2017: $7.0 million)
-	Guarantee and trade finance facilities of $7.0 million (2017: $4.9 million)
-	Finance lease facilities of $1.9 million (2017: $2.3).

The syndicated facilities fund the general corporate activities of PGW, the seasonal fluctuations in working capital, and the Go range of livestock product receivables.

In addition, two of the Group’s wholly-owned Uruguayan subsidiaries (Wrightson Pas S.A. and Agrosan S.A.) jointly and severally are obligors to a bank club financing structure. The bank club facilities contain various financial covenants and restrictions that are standard for facilities of this nature. The club facilities are denominated in USD, secured by a mortgage over the Uruguayan logistics centre and provide:

-	An amortizing logistics centre facility of $8.1 million maturing on September 17, 2022.
-	A committed facility of $12.0 million maturing on June 29, 2021.
-	A finance lease facilities of $0.2 million.

Separate to the club facility, the Group’s South American operations have various unsecured financing facilities that amounted to $13.5 million as at June 30, 2018 (2017: $11.3 million).

During April 2018 the Group’s subsidiary, Agria NZ Finance Limited, obtained loan facilities of approximately $35 million from Bank of New Zealand and Bank of China New Zealand Branch which will mature on March 31, 2019. The outstanding loan borrowing was $32.1 million as of June 30, 2018

The loan from Bank of New Zealand and Bank of China New Zealand Branch was used to refinance existing indebtedness and is secured through a pledge of Agria’s shares in PGW. The $35m financing has financial covenants and is subject to events of review to which the Group was compliant with as at June 30, 2018. Furthermore the loan is mandatorily repayable in certain situations including on the completion of the sale of PGW Seeds as described in note 33. The Company forecasts there will be sufficient liquidity to meet all debt obligations.

On September 30, 2018, the Company triggered an event of review under the loan agreement in relation to the sale of PGW Seeds in respect of the degree of its conditionality at this date (see note 33) - the Company has subsequently obtained a waiver from the banks concerned with no change to the facility’s terms.

The Group’s subsidiary, NKY, obtained trade facilities of approximately $2.3 million from WOORI Bank which will mature on April 26, 2019. The loan borrowing was $2.3 million at June 30, 2018 (2017: $0.9 million).

The Group’s subsidiary, Shenzhen Zhongguan, obtained trade facilities of approximately $1.2 million from Shanghai Commercial Bank which will mature on December 11, 2020. The loan borrowing was $1.2 million at June 30, 2018 (2017: Nil).

The weighted average interest rates on short-term and long-term borrowings outstanding as of each balance sheet date were as follows.

	As of June 30,
	2018	2017
Short-term facilities	6.1%	4.4%
Long-term facilities	4.3%	3.5%

16. Accounts Receivables, Other Receivables and Prepayments

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Accounts receivable	149,979	144,222
Finance receivables	496	-
Less allowance for doubtful debts	(5,706)	(6,590)
Net accounts receivable	144,769	137,632
Go livestock receivables	26,687	23,728
	171,456	161,360
Other receivables and prepayments	24,831	21,339
	196,287	182,699

Accounts receivable

Analysis of movements in allowance for doubtful debts is as follows:

	2018	2017
	(US$’000)	(US$’000)
Balance at beginning of year	(6,590)	(6,062)
Bad debt expense	(1,355)	(3,673)
Write-offs	1,924	3,206
Exchange differences	315	(61)
Balance at end of year	(5,706)	(6,590)

The aging status of the accounts receivable at the reporting date are as follows:

	June 30, 2018		June 30, 2017
	Not impaired	Impaired	Not impaired	Impaired
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Not past due	117,704	14	106,112	-
Past due 1-30 days	12,627	64	18,352	13
Past due 31-60 days	8,357	55	6,114	12
Past due 61-90 days	710	22	698	21
Past due 90 plus days	5,371	5,551	6,356	6,544
Impairment	-	(5,706)	-	(6,590)
	144,769	-	137,632	-

Go livestock receivables

The Group holds receivables in respect of its Go range of livestock products. Launched in November 2015, the Go range allow farmers to defer payment for the purchase of livestock. The counterparty to the Go product is fully exposed to the risks and rewards of ownership. To mitigate credit risk the Group retains title to the livestock until sale. Fee income received in respect of the Go range of livestock receivables is recognized by the Group as interest income over the respective contract period. Interest income on the Go range of livestock receivables is included within operating revenue of the Agency operating segment.

The aging status of the Go livestock receivable at the reporting date are as follows:

	June 30, 2018		June 30, 2017
	Not impaired	Impaired	Not impaired	Impaired
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Not past due	26,687	-	23,728	-
Past due 1-30 days	-	-	-	-
Past due 31-60 days	-	-	-	-
Past due 61-90 days	-	-	-	-
Past due 90 plus days	-	-	-	-
Impairment	-	-	-	-
	26,687	-	23,728	-

17. Inventories

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Merchandise / finished goods	182,198	191,219
Raw materials and work in progress	9,793	9,715
Less allowance for inventory obsolescence	(4,109)	(6,499)
	187,882	194,435

During the year ended June 30, 2018, finished goods, work in progress, raw materials and consumables included in cost of sales in the Statement of Profit or Loss amounted to $564.6 million (2017: $541.9 million; 2016: $544.0 million) (see note 7).

Analysis of movements in allowance for inventory obsolescence is as follows:

	2018	2017
	(US$’000)	(US$’000)
Balance at beginning of year	(6,499)	(5,135)
Inventory write-downs	(3,205)	(3,501)
Reversals	1,307	78
Utilization	4,077	2,148
Exchange differences	211	(89)
Balance at end of year	(4,109)	(6,499)

The write-downs are included in cost of sales in the Statement of Profit or Loss. Consideration is given to factors such as germination levels when assessing the net realizable value of seeds inventory.

18. Financial Instruments

The table below sets out the Group’s classification of each class of financial assets and liabilities, and their fair values.

	Designated at fair value	Other amortized cost	Total carrying amount	Fair value
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
As of June 30, 2018
Assets
Cash and cash equivalents	-	17,050	17,050	17,050
Derivative financial instruments	573	-	573	573
Trade and other receivables, net	-	171,456	171,456	171,456
Other investments	20	692	712	712
	593	189,198	189,791	189,791
Liabilities
Derivative financial instruments	3,122	-	3,122	3,122
Trade and other payables	-	99,615	99,615	99,615
Bank facilities & related parties’ loan	-	160,813	160,813	160,813
	3,122	260,428	263,550	263,550

As of June 30, 2017
Assets
Cash and cash equivalents	-	15,876	15,876	15,876
Derivative financial instruments	2,899	-	2,899	2,899
Trade and other receivables, net	-	161,360	161,360	161,360
Other investments	22	4,045	4,067	4,067
	2,921	181,281	184,202	184,202
Liabilities
Derivative financial instruments	1,211	-	1,211	1,211
Trade and other payables	-	98,253	98,253	98,253
Bank facilities	-	148,022	148,022	147,644
	1,211	246,275	247,486	247,108

During the year to June 30, 2018, bank facilities were based on floating interest rates. Therefore the fair value of the banking facilities approximated the carrying value.

19. Property, Plant and Equipment, net

	Land	Buildings	Plant and equipment	Capital works projects	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2016	15,503	39,801	82,248	3,085	140,637
Additions	89	1,498	7,891	(240)	9,238
Disposals and transfers to other asset classes	(1,073)	(8,266)	(2,334)	(4)	(11,677)
Exchange difference	413	508	2,279	92	3,292
Balance at June 30, 2017	14,932	33,541	90,084	2,933	141,490
Additions	392	2,680	8,404	(129)	11,347
Added as part of a business combination	-	9	570	-	579
Impairment	-	(762)	-	-	(762)
Disposals and transfers to other asset classes	(120)	(87)	(1,793)	-	(2,000)
Exchange difference	(996)	(1,165)	(5,602)	(218)	(7,981)
Balance at June 30, 2018	14,208	34,216	91,663	2,586	142,673

Accumulated depreciation and impairment losses

Balance at July 1, 2016	-	4,476	43,266	-	47,742
Depreciation for the year	-	917	4,912	-	5,829
Depreciation recovered to cost of sales	-	-	965	-	965
Disposals and transfers to other asset classes	-	(847)	(3,123)	-	(3,970)
Exchange difference	-	40	1,245	-	1,285
Balance at June 30, 2017	-	4,586	47,265	-	51,851
Depreciation for the year	-	923	5,436	-	6,359
Depreciation recovered to cost of sales	-	116	1,057	-	1,173
Disposals and transfers to other asset classes	-	(58)	(1,290)	-	(1,348)
Exchange difference	-	(193)	(2,972)	-	(3,165)
Balance at June 30, 2018	-	5,374	49,496	-	54,870

Carrying amounts
At June 30, 2017	14,932	28,955	42,817	2,933	89,639
At June 30, 2018	14,208	28,842	42,167	2,586	87,803

20. Other Investments

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Current investments
BioPacificVentures	20	22
Advances to equity investees	-	2,500
	20	2,522

Non-current investments
Sundry other investments including saleyards	692	1,545
Advances to equity accounted investees	102	-
	794	1,545

The investment in BioPacificVentures is classified as a level 3 financial instrument (note 3). The investment in BioPacificVentures had an anticipated total lifespan of 12 years and matured in March 2017. The investors have agreed to continue with the fund manager in facilitating the wind down of the remaining investments held..

The current advance to equity investees is a loan to the South American investee entity, Fertimas S. A. During the period, the advance was repaid and replaced with external bank funding. The Group supports this external bank funding by way of guarantee.

Sundry consists of sale yards investments, which do not have a market price in an active market and whose fair value cannot be reliably determined, are carried at cost.

21. Intangible Assets, net

	Land use rights	Trademarks, Patents & Rights	Software	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Cost

Balance at July 1, 2016	59,737	6,289	15,808	81,834
Additions	-	1,261	2,972	4,233
Added as part of a business combination	-	486	-	486
Disposals	-	-	(5,507)	(5,507)
Exchange difference	(28)	(274)	433	131
Balance at June 30, 2017	59,709	7,762	13,706	81,177
Additions	-	564	5,605	6,169
Disposals	-	(429)	-	(429)
Exchange difference	31	(1,030)	(1,295)	(2,294)
Balance at June 30, 2018	59,740	6,867	18,016	84,623

Accumulated amortization and impairment

Balance at July 1, 2016	59,654	2,666	11,676	73,996
Amortization for the year	5	1,147	1,757	2,909
Disposals	-	(135)	(5,507)	(5,641)
Exchange difference	(25)	(93)	267	148
Balance at June 30, 2017	59,634	3,585	8,193	71,412
Amortization for the year	6	1,732	2,569	4,307
Impairment (Note 22)	-	1,532	-	1,532
Exchange difference	29	(1,509)	(734)	(2,214)
Balance at June 30, 2018	59,669	5,340	10,028	75,037

Carrying amounts
At June 30, 2017	75	4,177	5,513	9,765
At June 30, 2018	71	1,527	7,988	9,586

The amortization of trademarks, patents and software are allocated to selling, general and administrative expense. The amortization of seed variety rights are allocated to research and development expense.

22. Goodwill

	2018	2017
	(US$’000)	(US$’000)
Opening balance	2,977	3,041
Impairment of goodwill	(3,070)	-
Exchange difference	93	(64)
Closing balance	-	2,977

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to business segment. Goodwill was allocated to the Other segment.

The recoverable amounts of CGUs are determined based on value-in-use calculations. The calculations use budget for the first year and cash flow projections based on financial forecasts prepared by management covering the remaining 4-year operating period. The key assumptions include revenue, cost of sales, operating expenses, discount rate terminal growth rate and working capital assumptions which were determined by management based on the past performance and its expectations on market development.

For impairment testing purposes, the respective carrying amount was compared with the value in use. The nominal post-tax discount rate applied was 17% (2017: 12%). Cash flow projections for the Other segment were made using management’s five-year forecasts of EBITDA and capital expenditures. Cash flow projections for Other segment reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for China (2018: 2%; 2017: 2%) and were adjusted for a variety of risks, in particular volume and margin deterioration.

Based on the impairment assessment of goodwill, in the opinion of the Directors, the goodwill is fully impaired as of June 30, 2018 together with $1.5 million of intangibles. The remaining net assets of the business of US$7.3 million (including intangible and fixed assets of US$1.6 million and US$3.5 million respectively) are supported by the value in use calculations. However further reductions in the value in use assessment will result in further impairments.

23. Accrued Expenses and Other Liabilities, including Provisions

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Loyalty reward programme	797	966
Deposits received in advance	5,070	4,350
Provisions (note i)	4,354	3,180
Earn-out liability (note ii)	478	4,229
Accrued royalty fees	3,708	3,479
Accrued rebates	5,781	5,226
Accrued lease obligations	2,072	2,157
Employee entitlements (note iii)	21,227	17,048
Accrued product claims (note iv)	2,927	81
Accruals for goods received not invoiced	27,753	36,216
Other liabilities	26,872	30,094
	101,039	107,026

Payable within 12 months	99,603	103,428
Payable beyond 12 months	1,436	3,598
	101,039	107,026

Note:

(i) Provisions

The movement of provision during the year is as below:

	Warranties	Restructuring	Onerous Contracts	Other	Total
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
At July 1, 2017	495	11	342	2,332	3,180
Provisions made during the year	679	-	59	1,862	2,600

Provisions used during the year	(595)	-	(332)	(304)	(1,231)
Foreign exchange	(40)	-	(13)	(74)	(127)
Provisions reversed during the year	(57)	(11)	-	-	(68)
At June 30, 2018	482	-	56	3,816	4,354

On December 23, 2015, the Company received a subpoena from the United States Securities and Exchange Commission in connection with a non-public investigation. The SEC's subpoena is focused on: (i) the accuracy of (a) disclosures related to the nine parcels of land totaling approximately 13,500 acres retained by the Company following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), one of its consolidated structured entities until it was disposed of in July 2010, and (b) the accounting for the approximately $57.0 million of impairment provision that the Company took for such land parcels in July 2013, and (ii) claims of share price manipulation by certain of the Company’s executive officers in connection with efforts to maintain the Company’s NYSE listing status. The Company has been fully cooperating with the SEC and are nearing a potential settlement of these claims. For the year ended June 30, 2018, the Company has recognized a provision for this matter based on management’s best estimate of the expected settlement including estimated incremental legal costs. However any final settlement may be in excess of this provision, which could in turn have a material impact on the Company’s financial position and results of operations. In addition, if any settlement exceeds a specified amount set out in certain of the banking facilities, such banking facilities would be subject to an event of review by the respective banks which could result in modified terms or the cancellation of facilities. Furthermore, the outcome of the investigation could adversely impact the ability of one or more of the current executive officers or directors to serve in their current positions. Finally, it is not possible to assure that the investigation will be settled at all or will not be determined adversely to the Company. If the investigation is determined adversely to the Company, there may be a material adverse effect on its business and results of operations and its investment in PGW.

(ii) Earn-out liability

Agrocentro Uruguay earn-out liability

The amount of the initial investment recorded for this equity accounted investee company in 2016 included an estimated fair value of the contingent consideration, which was also recognized as an accrual liability. This liability has been re-assessed at June 30 2018 resulting in a reduction in the liability held. The reduction, of $3.7 million (2017: $1.7 million), has been recognized in profit and loss for the year in equity in earnings/(losses) of investees.

(iii) Employee entitlements

During the year PGW was subject to an external inspection in respect of its historic compliance with the New Zealand Holidays Act 2003 for all period subsequent to April 1, 2011. The Group has engaged the services of an external advisor and a law firm to assist in determining the level of provision. Work on determining the final liability is not yet complete and considerable judgement is involved as the Act is subject to ongoing interpretation. A provision of $5.5 million has been recorded in the year ended June 30, 2018 on the basis that it represents a change in accounting estimate. The provision is included within Employee entitlements above and represents Management’s best estimate of the remediation costs.

(iv) Product claims

The Company from time to time receives warranty claims from customers and the Company will record a provision for the costs of rectification at management’s best estimate. At June 30, 2018, the Company is in the process of accumulating and assessing a number of claims in relation to a particular product. The Company is insured against such matters, and has recorded the associated insurance excess and will record a provision for further claim costs and a receivable for related insurance recoveries only when such amounts can be reliably estimated.

Subsequent to June 30, 2018, the Company received quantification of a product claim amounting to $4.6m in relation to product sold in 2015. The Company is still assessing the merits and quantification of the claim and the extent to which the claim will be covered by supplier indemnities and the Company’s own insurance policies. As the quantum of any claim settlement cannot be reliably estimated, no provision has been recognized at June 30, 2018

24. Defined Benefit Liability

Defined Benefit Asset / Liability

	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Present value of funded obligations	(45,233)	(52,121)
Fair value of plan assets	40,005	43,126
Net defined benefit liability	(5,228)	(8,995)
ESCT on committed contributions - short-term	(612)	(691)
ESCT on committed contributions - long-term	(1,318)	(1,916)
Total defined benefit liability	(7,158)	(11,602)

The Group makes contributions to a defined benefit plan that provide a range of superannuation and insurance benefits for employees and former employees. The defined benefit plan is not open to new members. The plan's retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

	PGG Wrightson Employment Benefits Plan
	2018	2017
The Employment Benefits Plan assets consist of:
Equities	59%	64%
Fixed interest	31%	28%
Cash	10%	8%
	100%	100%

Plan assets included PGW’s ordinary shares of Nil (2017: Nil).

	PGG Wrightson Employment Benefits Plan
	2018	2017
Actuarial Assumptions:
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	2.85%	2.97%
Inflation	2.00%	2.00%
Future salary increases	3.00%	3.00%
Future pension increases	2.00%	2.00%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows:

	PGG Wrightson Employment Benefits Plan (Years)
	2018	2017
Longevity at age 65 for current pensioners
Males	21	21
Females	24	24
Longevity at age 65 for current members aged 45
Males	24	24
Females	28	28

As of June 30, 2018, the weighted average duration of the defined benefit obligation was 8.7 years for the PGG Wrightson Employment Benefits Plan (2017: 8.5 years).

Sensitivity Analysis

The sensitivity of the defined benefit obligation (DBO) to changes in the weighted principal assumption is:

	2018		2017
	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption	Impact on DBO with increase in assumption	Impact on DBO with decrease in assumption
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Change in assumption
Discount rate (0.50% movement)	999	(1,094)	1,167	(1,268)
Salary growth rate (0.50% movement)	(143)	143	(203)	203
Pension growth rate (0.25% movement)	(428)	428	(507)	456
Life expectancy (1 year movement)	(1,047)	1,047	(1,065)	1,065

	2018	2017	2016	2015	2014
	(US$’000)	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Historical information
Present value of the defined benefit obligation	(45,233)	(52,121)	(52,126)	(49,064)	(59,789)
Fair value of plan assets	40,005	43,126	37,418	39,099	47,952
Deficit in the plan	(5,228)	(8,995)	(14,708)	(9,965)	(11,837)

The Group expects to pay approximately $2.0 million in contributions to defined benefit plans in 2019 (2018: $2.1 million). Member contributions are expected to be approximately $0.6 million (2018: $0.8 million).

Movement in the liability for defined benefit obligations:

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligation at July 1	52,121	52,126	49,064
Benefits paid by the plan	(6,347)	(4,287)	(2,334)
Current service costs	611	705	726
Interest costs	1,431	1,126	1,738
Member contributions	833	855	841
Actuarial (gains)/losses recognized in other comprehensive income arising from:
(Gains) loss from changes in financial assumptions	363	(1,567)	3,231
Experience (gains)/losses	53	1,519	(3,354)
Exchange difference	(3,832)	1,644	2,214
Liability for defined benefit obligation at June 30	45,233	52,121	52,126

Movement in plan assets:
Fair value of plan assets at July 1	43,126	37,418	39,099
Contributions paid into the plan	2,144	4,223	807
Member contributions	833	855	841
Benefits paid by the plan	(6,347)	(4,287)	(2,334)
Current service costs and interest	1,194	855	1,383
Actuarial gains/(losses) recognized in equity:
Expected return on plan assets	2,359	2,728	(3,912)
Exchange difference	(3,304)	1,334	1,534
Fair value of plan assets at June 30	40,005	43,126	37,418

Expense recognized in profit or loss:
Current service costs	611	705	726
Interest	237	272	354
	848	977	1,080

Recognized in non-operating items - loss	101	463	273
Recognized in Employee benefit expense	747	514	807
	848	977	1,080

Gains and losses recognized in equity:
Cumulative losses at July 1	(25,396)	(25,842)	(25,319)
Net profit and loss impact from current period costs	(848)	(977)	(1,080)
Recognized during the year	1,943	2,777	(3,789)
ESCT provision	12	(551)	(3,361)
Exchange difference	1,887	(803)	7,707
Cumulative losses at June 30	(22,402)	(25,396)	(25,842)

25. Share Capital, Treasury Stock and Share Premium

	Number of ordinary shares issued	Share Capital	Number of Treasury Stock	Treasury Stock	Share Premium
		(US$’000)		(US$’000)	(US$’000)

At June 30, 2017	110,766,600	-	650,746	(281)	160,971

At June 30, 2018	110,766,600	-	650,746	(281)	160,971

The authorized share capital of the Company is US$50,000 divided into 450,000,000,000 ordinary and 50,000,000,000 preferred shares with par value of US$0.0000001 per share. There are 110,776,000 ordinary shares issued at June 30, 2018 and June 30, 2017. There are no preferred shares issued at June 30, 2018 and 2017. There are 110,115,854 ordinary shares and 110,115,854 ordinary shares outstanding at June 30, 2018 and 2017, respectively.

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

26. Statutory Reserves and Other Reserves

Statutory Reserves

According to the Company Law of the PRC and the Articles of Association of individual subsidiaries in China, each of them in China is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of the company. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital. As of June 30, 2018, the balance of statutory reserves is provided from the profit after tax of NKY.

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

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	June 30, 2018		June 30, 2017
	Average exercise price in $ per share option	Options (thousands)	Average exercise price in $ per share option	Options (thousands)
At July 1	1.37	2,344	1.36	2,404
Granted	-	-	-	-
Forfeited	-	-	1.00	(60)
Exercised	-	-	-	-
Expired	2.26	(904)	-	-
At June 30	0.82	1,440	1.37	2,344

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant-vest	Expiry date - July 1	Exercise price in $ per share option	Share options (thousands)
			2018	2017
2007-2010	2017	4.80	-	104
2007-2011	2017	4.80	-	200
2008-2012	2017	1.00	-	400
2009-2011	2017	0.92	-	200
2010-2013	2020	1.00	1,040	1,040
2011-2014	2021	0.34	400	400
			1,440	2,344

Share-based payment expense for all share options granted have been fully recorded as of June 30, 2018.

2015 Share Incentive Plan

On September 9, 2015, the Board of Directors approved the Company to adopt the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The board of directors has authorized the issuance of up to 16,614,990 ordinary shares upon exercise of awards granted under the 2015 Plan. As of June 30, 2018, 11,076,660 restricted shares were granted to our directors and executive officers and other individuals as a group. These restricted shares will vest in equal installments over thirty-six months after the date of grant. The total of restricted shares that vested during the year was 3,692,220 shares. As of June 30, 2018, the number of vested restricted shares was 10,153,605 and number of unvested restricted shares was 923,055.

The weighted average fair value of restricted shares granted during the year determined using the Black-Scholes valuation model was $0.51 per share. The fair value of restricted shares granted during the year was Nil (2017: Nil). The assumptions input into the model to determine the fair value were: (i) vesting term of equal installments of 36 months, (ii) risk free rate assumed with reference to US Treasury Bonds Rates and Bloomberg Fair Value Market Curves as of the Valuation Date, and (iii) the volatility estimated based on the historical volatility of the Company. The fair value is being amortized in profit and loss over a thirty-six month vesting period. During the year ended June 30, 2018, restricted share amortization expense was $1.9 million (2017: $1.9 million)

28. Commitments

(1) Operating lease commitments

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period between four and six years.

The Group leases office and computer equipment. Leases are typically for a period of three years.

The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 15 years with various rights of renewal. Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis. During the year ended June 30, 2018, sublease revenue totaled approximately $0.8 million (2017: $0.9 million).

Non-cancellable operating lease rentals are payable as follows as of June 30, 2018 and 2017:

	2018	2017
	(US$’000)	(US$’000)

Within one year	18,548	19,034
Between one and five years	46,686	42,622
Beyond five years	29,095	24,860
	94,329	86,516

(2) Commitments

	2018	2017
	(US$’000)	(US$’000)

Capital expenditure not recorded (note (i))	1,667	1,050
Commitments of investments (note (ii))	3,627	3,580
Contributions to Primary Growth Partnership (note (iii))	188	636
Purchase commitment (note (iv))	826	6,420
	6,308	11,686

Notes:

(i)	Capital expenditure not recorded

Included capital project of $0.8 million of seed treatment plant at Rolleston and Agripro, $0.3 million grain feed system, $0.1 million Kimihia irrigator system, and $0.1 million software projects.

(ii)	Commitment of investments

Investment in Beijing Zhongnong Seed Industry Co., Ltd.

In October 2009, the Company entered into a strategic co-operation framework agreement with the China National Academy of Agricultural Sciences (“CNAAS”), one of the largest agricultural research organizations in the PRC, providing for future co-operation across the spectrum of agricultural research. The Company also entered into an investment agreement with CNAAS and its affiliates, under which the Company is to invest approximately $5.3 million (RMB35 million) (of which approximately $1.7 million (RMB11 million) has been paid as of June 30, 2018) for a 53.84% equity interest of Zhongnong, a company wholly owned by CNAAS and its affiliates. As of June 30, 2018, we have made full provision for impairment of carrying value of the investment in Zhongnong.

(iii)	Contributions to Primary Growth Partnership

The Group announced on February 18, 2013 that it had completed the contracting process for the Primary Growth Partnership (PGP) programme with the Ministry of Primary Industries. The PGP programme is a Seed and Nutritional Technology Development Programme that aims to deliver innovative forages for New Zealand farms. As a result of entering into the partnership the Group is committed to contributions to the partnership over the six year life of the programme which ends on December 31, 2018. The total commitment in respect of the programme has been reassessed to $2.4 million in the current year. As of June 30, 2018, total contributions of approximately $2.3 million (2017: $2.0 million) have been made to the programme.

(iv)	Purchase commitments mainly consist of service agreements entered into with corn seed companies to purchase corn seeds. The terms of the agreements are for a period of one year. Future minimum purchase payments for the year ending June 30, 2018, under all non-cancelable agreements are approximately $0.8 million (2017: $6.4 million).

(v)	Forward purchase commitments

The Group as part of its ordinary course of business enters into forward purchase agreements with seed and wool growers. These commitments extend for periods of up to 3 years. These commitments are at varying stage of execution, therefore there remains uncertainty associated with yield, quality and market price. The Group is unable to sufficiently quantify the value of these commitments.

Except as disclosed, there are no other material commitments.

29. Contingent liabilities

	2018	2017
	(US$’000)	(US$’000)

Guarantee (note i)	2,500	-
Loyalty reward programme (note ii)	69	103
	2,569	103

Note:

i)	The guarantee is a standby letter of credit supporting external bank funding of the jointly controlled entity Fertimas S.A. Funding was previously provided by the respective joint venture partners.

ii)	The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded ASB Visa reward card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not recognized as a liability in the consolidated statements for financial position. Losses are not expected to arise from this contingent liability.

iii)	On 16 November 2009, the Company was granted consent by the New Zealand Overseas Investment Office (OIO) to acquire up to 19.99% of ordinary shares in PGW. On 15 April 2011, the OIO granted the Company consent to acquire a further 41.0% of ordinary shares in PGW. It is a condition of both these consents that the Company remains of “good character” so long as it maintains a greater than 25% interest in PGW. Under the Overseas Investment Act 2005, the OIO may take enforcement action through the High Court of New Zealand if a consent-holder or individual with control of a consent-holder is in breach of a consent condition. Potential enforcement action may include the imposition of a criminal fine or civil penalty, or an order that the consent-holder divest of their interest in property acquired under the Act.

The Company has disclosed to the OIO the existence of the SEC investigation and subpoena (see note 23). In response, the OIO has indicated that the SEC investigation raises concerns as to the Company’s “good character”. In January 2018, the OIO advised the Company’s New Zealand lawyers that any investigation into the Company’s “good character” status under the Overseas Investment Act would be put on hold pending the outcome of the SEC process. The Company has advised the OIO that it will notify it of any settlement with the SEC as soon as the terms are agreed in principle, and it is possible that the OIO may recommence its investigation before any settlement is publicly announced. The Company is continuing to cooperate with the OIO and will continue to assist it with any inquiries it might have.

Any adverse findings and subsequent enforcement action by the OIO may materially and adversely affect or otherwise impair the value of the Company’s investment in PGW.

Except as disclosed, there are no other material contingencies.

30. Related Party Transactions

(1) The Company had the following related party transactions during the years presented:

	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)

Purchase of retail goods, sale of seed under production contracts and livestock transactions
Key management personnel - PGW	2,809	4,280	3,762
Related parties	13,867	19,299	22,742

Sales to related parties	14,387	20,356	19,676

Proceeds of loan from shareholder	-	4,148	4,201
Repayment of loan from shareholder	-	4,201	2,446
Finance cost to shareholder (note (i))	1,038	471	114
Repayment of finance cost to shareholder	348	-	-
Proceeds of loan from related party (note (ii))	-	10,000	-
Proceeds from repayment of loan by related party	2,450	-	-
Payment of loan interest to related party (note (ii))	1,050	785	-
Interest on loan from related party (note (ii))	1,050	961	-

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

(2) The Company had the following related party balances at the end of the following periods:

	June 30, 2018	June 30, 2017
	(US$’000)	(US$’000)

Amounts due from related parties:
Accounts receivable from equity accounted investee	17,484	13,837
Amounts due to related parties:
Shareholder (note (i))	4,838	4,148
Softpower International Limited (note (ii))	10,177	10,175
Other related parties	3,666	3,933
	18,681	18,256

Notes:

(i)	Loan from shareholder is unsecured loan from Brothers Capital Limited and bears interest at 12% per annum and matures in April 2019.
(ii)	Loan from the related party is guaranteed by a subsidiary and bears interest rates at 10.5% per annum and matures in July 2019.

31. Principal Subsidiaries and Transactions with non-controlling interests

As of June 30, 2018, the Company’s principal subsidiaries consisted of the following entities:

		% of effective ownership	% of ownership interests directly held by
Name	Place of Incorporation	interest held by the Group	Subsidiary	Non-controlling interests

Subsidiary directly held by the Company
Agria Group Limited (formerly known as Aero-Biotech Group Limited)	British Virgin Islands (“BVI”)	100%	-	-

Subsidiaries indirectly held by the Company
China Victory International Holdings Limited (“China Victory”)	Hong Kong	100%	100.00%	-
Aero Biotech Science & Technology Co., Ltd. (“Agria China”)	People’s Republic of China (“PRC”)	100%	100.00%	-
Agria Holdings (Shenzhen) Co., Ltd. (“Agria Shenzhen”) (formerly known as Agria Brother Biotech (Shenzhen) Co., Ltd.)	PRC	100%	100.00%	-
Agria Biotech Overseas Limited (“Agria Overseas”)	Hong Kong	100%	100.00%	-
Agria Asia International Limited (“Agria International”)	Hong Kong	100%	100.00%	-
Hiltex Investment Limited (“Hiltex Investment”)	BVI	100%	100.00%
Golden Hero International Co., Ltd. (“Golden Hero”)	Hong Kong	100%	100.00%
Agria Asia Investments Ltd. (“Agria Asia Investments”) (formerly known as Southrich Limited)	BVI	92.76%	92.76%	7.24%
Agria (Singapore) Pte. Ltd (“Agria Singapore”)	Singapore	92.76%	100.00%	-
Agria Corporation (New Zealand) Ltd (“Agria New Zealand”)	New Zealand	92.76%	100.00%	-
Agria NZ Finance Limited	New Zealand	100.00%	100.00%	-
PGG Wrightson Limited (“PGW”)	New Zealand	46.58%	50.22%	49.78%
PGG Wrightson Seeds Holdings Limited	New Zealand	46.58%	100.00%	-
PGW Rural Capital Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Real Estate Limited	New Zealand	46.58%	100.00%	-
Agriculture New Zealand Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Trustee Limited	New Zealand	46.58%	100.00%	-
AgriServices South America Limited	New Zealand	46.58%	100.00%	-
PGW AgriServices Australia Pty Limited	Australia	46.58%	100.00%	-
PGG Wrightson Investments Limited	New Zealand	46.58%	100.00%	-
Bloch & Behrens Wool (NZ) Limited	New Zealand	46.58%	100.00%	-
NZ Agritrade Limited	New Zealand	46.58%	100.00%	-
Ag Property Holdings Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds New Zealand Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds South America Holdings Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds Australia Holdings Pty Limited	Australia	46.58%	100.00%	-
PGG Wrightson Seeds Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Consortia Research Limited	New Zealand	46.58%	100.00%	-
Grasslands Innovation Limited	New Zealand	32.61%	70.00%	30.00%
Agricom Limited	New Zealand	46.58%	100.00%	-
Wrightson Seeds Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Employee Benefits Plan Limited	New Zealand	46.58%	100.00%	-
PGG Wrightson Seeds (Australia) Pty Limited	Australia	46.58%	100.00%	-
PGW AgriTech South America S.A.	Uruguay	46.58%	100.00%	-
Wrightson Pas S.A.	Uruguay	46.58%	100.00%	-
Juzay S.A.	Uruguay	46.58%	100.00%	-
Agrosan S.A.	Uruguay	46.58%	100.00%	-
PGW Wrightson Seeds Argentina S.A.	Argentina	46.58%	100.00%	-
PGW Sementes Ltda	Brazil	46.58%	100.00%	-
Hunker S.A.	Uruguay	46.58%	100.00%	-
Lanelle S.A.	Uruguay	46.58%	100.00%	-
Afinlux S.A.	Uruguay	23.76%	51.00%	49.00%
Kroslyn S.A. Limited	Uruguay	46.58%	100.00%	-
Escritorio Romualdo Rodriguez Ltda	Uruguay	23.76%	51.00%	49.00%

As of June 30, 2018, the Company consolidates the following structured entities and their subsidiaries:

Name	Place of Incorporation	% of ownership interest indirectly held by Subsidiary		% of effective ownership interest held by the Company

Shenzhen Zhongguan Agriculture Group Co., Ltd. (“Zhongguan”) (formerly known as Shenzhen Guanli Agricultural Technology Co., Ltd.)	PRC	100%	(note)	100%
Agria NKY Seeds Co., Ltd. (“NKY”) (formerly known as Beijing NKY Seeding Development Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen NKY Seeds Co., Ltd. (“Shenzhen NKY”) (formerly known as Shenzhen Agria Agricultural Co., Ltd.)	PRC	100%	(note)	100%
Shenzhen Zhongguan Forage Co., Ltd. (“Zhongguan Forage”) (formerly known as Shenzhen Zhongyuan Agriculture Co., Ltd.)	PRC	100%	(note)	100%
Tianjin Beiao Seeds Technology Development Co., Ltd. (“Beiao”)	PRC	100%	(note)	100%
Wuwei NKY Seeds Co., Ltd.	PRC	100%	(note)	100%
Shanxi Jufeng Seeds Co., Ltd.	PRC	100%	(note)	100%
Zhuhai NKY Seeds Co., Ltd. (“Zhuhai NKY”)	PRC	100%	(note)	100%
Zhuhai Jintain Agriculture Development Co., Ltd	PRC	100%	(note)	100%

Note:	The Company does not have legal ownership in equity of these subsidiaries. Nevertheless, under certain contractual agreements entered into with the registered owners of these subsidiaries, the Company and its other legally owned subsidiaries control these companies by way of controlling the voting rights, governing the financial and operating policies of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company and/or its other legally owned subsidiaries. As a result, they are presented as consolidated structured entities of the Company.

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

	PGW
	As of June 30,
	2018	2017
	(US$’000)	(US$’000)
Summarized financial position
Current assets	399,679	393,784
Current liabilities	(211,828)	(206,199)
Current net assets	187,851	187,585
Non-current assets	109,945	120,946
Non-current liabilities	(109,648)	(96,301)
Non-current net assets	297	24,645
Net assets	188,148	212,230

	PGW
	For the year ended June, 30
	2018	2017	2016
	(US$’000)	(US$’000)	(US$’000)
Summarized statement of profit or loss
Revenue	849,745	808,180	792,322
Profit for the year	7,010	31,493	29,410
Other comprehensive income	5,833	(1,188)	(6,575)
Total comprehensive income	12,843	30,305	22,835
Dividends paid to non-controlling interests	10,761	10,713	9,837

Summarized cash flows
Cash flows provided by operating activities	4,044	14,599	23,606
Cash flows from / (used) in investing activities	(14,847)	4,916	(8,817)
Cash flows used in financing activities	11,827	(18,202)	(14,596)
Effect of exchange rate changes	(519)	210	230
Net increase / (decrease) in cash and cash equivalents	505	1,523	423

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

33. Subsequent Events

Agreement for sale of PGG Wrightson Seeds Holdings Limited

The Group’s subsidiary, PGG Wrightson Limited, had appointed Credit Suisse (Australia) Ltd and First NZ Capital Ltd as financial advisors in October 2017 to assist with a strategic review of PGW’s business, its growth opportunities, capital and balance sheet requirements, and potentially shareholding structure.

Further to this review, on August 6, 2018 the Group announced that it had signed a sale and purchase agreement for the sale of its subsidiary PGG Wrightson Seeds Holdings Limited (PGW Seeds). The agreement represents the sale of the Group's Seed and Grain operating segment. The sale price is approximately $285 million ($421 million New Zealand Dollar) subject to various adjustments until settlement. The sale is conditional on various approvals including:

•	PGW shareholder approval of a major transaction at a shareholders meeting.

•	New Zealand Overseas Investment Act approval.

•	New Zealand Commerce Commission clearance, Australian Competition and Consumer Commission approval and receipt of applicable regulatory approvals in South America.

•	Change of control consents from several of PGW Seeds’ joint venture partners.

•	PGW banking syndicate consent.

Based on the initial sale price an estimated capital gain is expected to be recognised by the Group of approximately $92 million. This estimated capital gain is subject to any further adjustments to the sale price until settlement, less transaction/disposal costs, and is subject to any recycling of the Foreign Currency Translation Reserve consequent to the disposal.

As the transaction was not approved by the boards of PGW, or that of Agria, until post balance date and is still subject to the required approvals noted above, the Group has not recognised the Seed and Grain segment as "Assets Held For Sale" or a "Discontinued Operation" as at 30 June 2018.

Dividend

On August 13, 2018 the Directors of the Group’s subsidiary, PGG Wrightson Limited, resolved to pay a final dividend of NZ$1.25 cents per share on October 3, 2018 to shareholders on PGG Wrightson’s share register as of September 4, 2018. This dividend will be fully imputed.

New bank loan facility

In September 2018, the Group’s subsidiary, Agria (Singapore) Pte., Ltd., obtained a $12.1 million loan facility from Shanghai Commercial Bank. The loan is maturing on August 7, 2023, with five yearly repayment installments. The loan is guaranteed by a third party at a rate of 3% and personal guarantee by the Company’s major shareholder.

Amendment to 2015 Share Incentive Plan

In August 2018, the Board of the Company approved:

1) the number of shares under the 2015 Share Incentive Plan is amended to a new aggregate number of shares that Executive Chairman thinks fit;

2) the Executive Chairman of the Company is authorized to allocate and make such awards to Eligible Individual(s) as defined under Article 2.17 of 2015 Share Incentive Plan.

